Form 20-F
period 2002-08-31
MIRANDA DIAMOND CORP
filed 2003-01-21
CIK 942149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

FOR THE FISCAL YEAR ENDED AUGUST 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission File Number 0-27760

MIRANDA DIAMOND CORP.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or organization)

Suite 306 - 1140 Homer Street, Vancouver, British Columbia, Canada, V6B 2X6
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered: TSX-V

Securities registered or to be registered pursuant to Section 12(g) of the Act
          None

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report.      5,256,760 common shares

1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

Yes No

2

Table of Contents

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	2
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3

ITEM 4	INFORMATION ON THE COMPANY	4

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	4
B.	BUSINESS OVERVIEW	6
C.	ORGANIZATIONAL STRUCTURE	7
D.	PROPERTY, PLANTS AND EQUIPMENT	7

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	15

A.	OPERATING RESULTS	15
B.	LIQUIDITY AND CAPITAL RESOURCES	16
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	17
D.	TREND INFORMATION	17

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17

A.	DIRECTORS AND SENIOR MANAGEMENT	17
B.	COMPENSATION	18
C.	BOARD PRACTICES	19
D.	EMPLOYEES	19
E.	SHARE OWNERSHIP	20

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	22

A.	MAJOR SHAREHOLDERS	22
B.	RELATED PARTY TRANSACTIONS	22
C.	INTERESTS OF EXPERTS AND COUNSEL	23

ITEM 8	FINANCIAL INFORMATION	23

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	23
B.	SIGNIFICANT CHANGES	23

ITEM 9	THE OFFER AND LISTING	24

A.	OFFER AND LISTING DETAILS	24
B.	PLAN OF DISTRIBUTION	25
C.	MARKETS	25
D.	DILUTION	25
E.	EXPENSES OF THE ISSUE	25

ITEM 10	ADDITIONAL INFORMATION	25

A.	SHARE CAPITAL	25
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	25
C.	MATERIAL CONTRACTS	27
D.	EXCHANGE CONTROLS	29
E.	TAXATION	30

1

F.	DIVIDENDS AND PAYING AGENTS	36
G.	STATEMENT BY EXPERTS	36
H.	DOCUMENTS ON DISPLAY	36
I.	SUBSIDIARY INFORMATION	37

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	37

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	37

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	37

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	37

ITEM 15	CONTROLS AND PROCEDURES	37

ITEM 16	[RESERVED]	37

ITEM 17	FINANCIAL STATEMENTS	37

ITEM 18	FINANCIAL STATEMENTS	37

ITEM 19	EXHIBITS	38

A.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES:	38
B.	MATERIAL CONTRACTS	38

SIGNATURES		39

CERTIFICATIONS		41

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS		44

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings. Item 16 is reserved

* The Company has responded to Item 17 in lieu of responding to this Item.

2

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 3.          KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s operations in the mineral property exploration business.

The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended August 31.

For the Year Ended August 31

	2002	2001	2000	1999	1998
		$	$	$	$
Revenues (interest income)	894	2,611	9,014	19,786	34,282
General and Administrative Expenses	279,694	170,660	142,441	201,844	350,238
Write off of Abandoned Mineral Properties and Related Exploration Expenses	Nil	528,803	39,490	186,720	235,437
Loss For The Year	278,800	696,852	172,917	368,778	551,293
Income (Loss) per share	(.12)	(.42)	(.10)	Not calculated	Not calculated
Current Assets	289,705	32,493	133,280	301,122	658,264
Total Assets	643,430	248,783	846,124	1,021,258	1,391,086
Current Liabilities	9,643	15,796	285	2,500	3,550
Long Term Debt	Nil	70,000	Nil	Nil	Nil
Shareholders Equity	633,787	162,987	845,839	1,018,758	1,387,536

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2002, August 31, 2001, August 31, 2000, August 31, 1999, August 31, 1998, the average rates for the period, and the range of high and low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
For the Year Ended August 31, 2002	$1.56	$1.61	$1.50	$1.56
For the Year Ended August 31, 2001	$1.53	$1.58	$1.47	$1.54
For the Year Ended August 31, 2000	$1.48	$1.51	$1.44	$1.48
For the Year Ended August 31, 1999	$1.51	$1.56	$1.45	$1.49
For the Year Ended August 31, 1998	$1.48	$1.58	$1.37	$1.56

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	May, 2002	June, 2002	July, 2002	August, 2002	September, 2002	October, 2002
High	$1.57	$1.55	$1.59	$1.60	$1.59	$1.57
Low	$1.53	$1.50	$1.51	$1.55	$1.55	$1.56

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.5562 as of November 5, 2002.

B.           Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.           Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

D.           Risk Factors

Early Stage Exploration Company

The exploration for and development of mineral deposits involves significant financial risks over a significant period of time that even a combination of careful evaluations, experience and knowledge may not eliminate. While exploration for minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to know whether the current exploration programs of the Company will ultimately result in a profitable commercial mining operation.

Financial Risk

Prior to completion of the Company’s exploration programs, the Company anticipates that it will incur increased operating expenses without realizing any revenues. The Company expects to incur significant losses into the foreseeable future. If the Company is unable to generate significant revenues from exploration of its mineral claims and the production of minerals thereon, if any, the Company will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that the Company will prove successful, and the Company can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Competition

The business of mineral exploration and mining is competitive in all of its phases. In the search for and acquisition of prospective mineral properties, the Company competes with other companies and individuals, including competitors having financial and other resources equal to or greater than that of the Company. The Company’s ultimate success will therefore depend on the extent to which its existing properties are developed, as well as its ability to compete for and acquire suitable producing properties or prospects for mineral exploration in the future, together with its ability to secure adequate financing.

Compliance With Government Regulations

All phases of the Company’s operation are subject to environmental regulation. Environmental legislation is evolving toward stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance. Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees. Future changes in environmental regulatory requirements may result in more complex, costly and time-consuming procedures.

The operations of the Company and the further exploration and the development of its properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that the Company will be able to obtain or maintain all permits and licenses that may be required for its activities. Currently, the Company does not have any properties on which commercial mining operations are carried out.

Risks Associated With Mining

The Company’s operations are subject to all of the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which the Company may be held responsible. Hazards such as unusual or unexpected rock formations, landslides, flooding or other adverse conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may decide not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Company’s earnings and competitive position in the future and potentially, its financial position.

ITEM 4.     INFORMATION ON THE COMPANY

A.                History and Development of the Company

Miranda Diamond Corp. (the “Company”) was incorporated as Miranda Industries Inc. under the British Columbia Company Act on May 4, 1993 by the registration of its memorandum and articles.

On August 3, 2001, the Company altered its memorandum by changing its name to "Thrush Industries Inc.", consolidating its share capital on a one-for-five basis, and increasing its authorized share capital to 100,000,000 common shares without par value. Effective April 15, 2002, the Company changed its name to Miranda Diamond Corp. There was no consolidation of capital.

The Company's head office is located at Suite 306 – 1140 Homer Street, Vancouver, British Columbia, V6B 2X6. The contact person is Dennis Higgs, President, Chief Executive Officer, Chief Financial Officer and Director. The telephone number is (604) 689-1659 and the facsimile number is (604) 689-1722.

Since incorporation, the Company has been engaged in the acquisition, exploration and development of mineral properties. In late 1994 the Company conducted an Initial Public Offering through the facilities of the Vancouver Stock Exchange. At that time the Company had varying interests in several mineral claims located in the Province of Manitoba and the Province of Saskatchewan, and in the State of Wyoming through its subsidiary, Miranda U.S.A., Inc.

In 1995 the Company incorporated a Mexican subsidiary called Minas Miranda S.A. de C.V. and expanded its activities into Mexico. The Company has acquired and explored several mineral properties in Canada, the United States, and Mexico since its incorporation date, mainly for gold.

From 1997 to 1999 the Company’s primary exploration focus was on its gold properties in Mexico and Nevada, however, since 1999 with the softening of the resource markets, specifically the gold sector, along with poor financial markets, the Company could not justify performing any further work on these projects. As a result there has been limited exploration activity for the past couple of years. With the Company being unable to initiate further exploration programs on its Mexican and Nevada properties, the Company began to seek new opportunities and financing. On August 3, 2001 the Company consolidated its share capital on a one-for-five basis and the company name was changed to “Thrush Industries Inc.”.

In October, 2001 the Company announced a private placement of 2,000,000 special warrants at a price of $0.10 per special warrant. Each special warrant is convertible without additional consideration into one common share and one warrant. Each warrant entitles the holder to acquire one further common share of the Company at a price of $0.12 per share at any time on or before January 7, 2004. The Company closed this private placement on January 7, 2002.

By agreements dated January 30, 2002 and amended agreements dated April 14, 2002, May 29, 2002 and June 28, 2002, the Company acquired six diamond exploration properties that comprise a total of 354 mineral claims, covering approximately 45,472 acres (18,402 hectares), located in the Otish Mountains region of Quebec.

The Company’s business purpose in acquiring the properties is to acquire a stakeholding in an emerging diamond play. The Otish Mountains area became subject to an intense staking rush after Ashton Mining of Canada Inc. (“Ashton”) in joint venture with SOQUEM Inc. announced they had discovered two diamondiferous kimberlitic bodies on their Otish Mountains project (the “Foxtrot” property). Majescor Resources Inc. (“Majescor”) identified a broad area of kimberlitic minerals in till samples in the same area which led to Majescor acquiring five mineral properties totaling approximately 1,030 square kilometers (the “Portage” project), which adjoins and partly surrounds Ashton’s Foxtrot property where the diamondiferous kimberlite bodies (the “Renard kimberlitic bodies) were discovered. BHP Diamonds joint ventured Majescor’s Portage project.

The Otish Mountains properties acquired by the Company are located in proximity to Ashton’s Foxtrot property where the Renard kimberlitic rocks were recently discovered, and Majescor’s (the “Portage “property) that partly surrounds Ashton’s Foxtrot property.

In February 2002, the Company held an annual and extraordinary general meeting at which time the Company received shareholder approval to complete the acquisition of the 354 mineral claims covering over 45,000 acres in the Otish Mountains region of Quebec. The Company also received shareholder approval to change its name from Thrush Industries Inc. to Miranda Diamond Corp.

In July 2002, the Company closed a private placement of 2,500,000 units at a price of $0.20 per unit. Each unit consists of one common shares and one whole warrant. Each whole warrant entitles the holder to acquire one further common share of the Company at a price of $0.27 per share at any time on or before July 11, 2004. Commissions were paid to brokers totalling 72,000 units with the same terms as the private placement units.

Subsequent to the fiscal year end, the Company entered into three agreements dated September 10, 2002, to acquire the Lac Herve, Lac Square Rock and Lac Taffanel properties in the emerging diamond play within the Superior Craton of Quebec. Miranda can acquire a 100% interest in the three properties, subject to a 2% net smelter return/gross overriding royalty, by paying for the cost of staking the claims.

By agreement dated September 27, 2002, the Company has an option to acquire a 100% interest in three gold projects in Nevada known as the Hercules Property, the Imperial Mine Property and the Gilman Property, subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for US $2 million.

The total acquisition price for the three properties is payable over five years and comprises 450,000 warrants and US $220,000. The warrants allow the Optionor the right to purchase common shares of Miranda Diamond Corp. at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

None of the *Company’s properties are beyond the exploration stage and there is no assurance that any of the Company’s mining properties contain a commercially viable ore body until further exploration work is done.

In this Annual Report all currency refers to Canadian Dollars (Cdn $) unless indicated otherwise.

B.          Business Overview

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has had varying interests in a number of mineral properties located in the United States, Mexico and Canada since 1993. The Company’s primary focus since 1995 has been on gold exploration in Nevada and Mexico. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

In Nevada, the Company has natural resource properties represented by the following: an option to acquire a 100% interest, subject to a 3% net smelter return royalty, in three gold projects known as the Hercules Property, Lyon County, the Imperial Mine Property, Esmeralda County, and the Gilman Property, Lander County; and an agreement to acquire a 100% right, title, and interest in the Secret Basin Project, Nye County.

In Mexico, the Company, through its Mexican subsidiary, Minas Miranda, S.A. de C.V., maintains title to two Mexican concessions comprising 2,271 hectares in south central Sonora; Las Catalinas and Ampliacion Las Catalinas IV.

In Quebec, Canada the Company has acquired six properties comprising a total of 96,957 acres (39,239 hectares) in the Otish Mountains/Superior Craton diamond play represented by the following: the Lac Leran property totals approximately 15,361 acres (6,217 hectares) and adjoins on the east side of Ashton Mining of Canada-SOQUEM Inc. discovery property hosting the Renard kimberlitic rocks; the Lac Pigeon property totals approximately 15,392 acres (6,229 hectares) and adjoins on the west side of the Majescor-BHP Portage project approximately 30 kilometres northwest of the Renard discoveries; the Lac Joubert property totals approximately 4,341 acres (1,757 hectares) and adjoins the Majescor-BHP Portage project to the northeast; the Lac Pigeon #2 property totals approximately 5,271 acres (2,133 hectares) and adjoins the Majescor portage project to the west approximately 40 kilometres west of the Renard kimberlitic discoveries; the Lac Leran #2 property totals approximately 129 acres (52.28 hectares) and is located approximately 40 kilometres east-southeast of the Renard kimberlitic discoveries; and the Lac Orillat property totals approximately 4,978 acres (2,014 hectares) and is located approximately 35 kilometres north-northeast of the Renard kimberlitic discoveries, and is west of the Lac Joubert property described above.

Dennis Higgs, (“Higgs”) the President, and a director of the Company, and/or private companies wholly owned by him, was one of the optionor’s of each of the foregoing Quebec properties with the exception of a 1/3 interest in the Lac Orillat property. As such, Higgs received a total of 330,000 common shares of the Company, cash payments totaling $58,931, and a 2% net smelter return/gross overriding royalty from each property. Higgs will also receive advance royalty payments totaling $30,000 per annum, being $15,000 in respect of each of the Lac Leran and Lac Pigeon properties, until such time as the Company terminates its interest in those properties.

The Lac Orillat property was acquired jointly by Higgs and Monaco Investment Corp. (“Monaco”), which is wholly owned by Darcy Higgs. Darcy Higgs is an insider of the Company by virtue of owning or exercising control or direction over in excess of 10% of the outstanding shares of the Issuer. Monaco received $1,787 from the cash consideration payable by the Company for the Lac Orillat property, and is also entitled to a proportionate share of the 2% royalty from the property.

The Company also has agreements to acquire the Lac Herve, Lac Square Rock and Lac Taffanel properties within the Superior Craton of Quebec. Miranda can acquire a 100% interest in the three properties, subject to a 2% net smelter return/gross overriding royalty, and by paying for the cost of staking the claims. Dennis Higgs, a director and officer of Miranda Diamond Corp., is an optionor, either directly or indirectly, in each of the Lac Herve, Lac Square Rock and Lac Taffanel property transactions.

C.          Organizational Structure

The Company has two subsidiaries, Minas Miranda S.A. de C.V. and Miranda U.S.A., Inc.

The Company’s wholly-owned Mexican subsidiary, Minas Miranda S.A. de C.V. was incorporated on June 19, 1995, in the Locality of Pachuca, State of Hidalgo under the laws of Mexico.

The Company’s wholly-owned U.S. subsidiary, Miranda U.S.A., Inc. was incorporated on September 27, 1993, under the laws of the State of Wyoming. On July 19, 1996 Miranda U.S.A., Inc. filed with the Secretary of State for the State of Nevada a Statement to Transact Business in Nevada.

D.          Property, Plants and Equipment

Nevada

By an agreement dated September 27, 2002, the Company has an option to acquire a 100% right, title and interest in three gold projects in Nevada; the Hercules property, the Imperial Mine Property and the Gilman Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property. By an agreement dated February 18, 1999, the Company also has an option to acquire a 100% interest in the Secret Basin project located in Nye County, Nevada.

The total acquisition price for the three properties is payable over five years and comprises 450,000 warrants and US $220,000. The warrants allow the Optionor the right to purchase common shares of the Company at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

The following descriptions of the Company’s Hercules, Imperial and Gilman properties in Nevada are from Executive Summaries prepared by Richard R. Kern, the Optionor, of Reno, Nevada.

Hercules Project

The Hercules project is located in Lyon County, 25 miles (40 km) southwest of Reno. Over US $2,000,000 has been spent on exploration efforts and drilling in the project area by several companies including Asamera, St. Joe, Horizon Gold, and Phelps Dodge. Previous drilling totals 176 holes comprising over

33,000 ft (11,015 m). Most of the drilling targeted shallow open pit heap-leachable gold mineralization, however the property may contain one of the most significant untested Comstock-type vein systems in the Western U.S. At Comstock, 16 km away, most of the 8.4 million ounces of gold and 194 million ounces of silver mined occurred below 1,200 ft (400 m). This bonanza grade mineralization averaged 2 ounces gold/ton and 50 ounces silver/ton. The depth of erosion of the Hercules vein system appears similar to that of the nearby Comstock. The exploration potential at Hercules may include the possibility for a bonanza high grade gold and silver deposit at depth, as well as expanding the previously delineated, near-surface gold and silver mineralization.

Imperial Mine Property

The Imperial Mine property is located in Esmeralda County approximately 30 km southwest of Goldfield. The Imperial Mine produced 10,000 tons of ore grading +0.5 ounces gold/ton before being shut down at the beginning of World War II. The Imperial Mine property had been held by one individual since 1955 but was never leased. The individual dropped the claims in 2001 and these were subsequently staked. Numerous companies have explored the project area and several drill holes have intercepted significant thicknesses of oxide gold mineralization grading +0.03 ounces gold/ton. The best drill hole included 6 m of 0.062 ounces gold/ton.

The primary target at Imperial is open pittable, shallow, oxidized, gently dipping Carlin-style gold mineralization. Preliminary metallurgical test work in the form of cyanide leach bottle roll tests yielded 67% to 89% gold recoveries from “as is” drill cuttings, reinforcing the primary target concept at Imperial. A secondary target at Imperial is high-grade gold mineralization hosted by the Imperial Fault. Gold grades of up to 2 ounces gold/t are recorded on historic underground maps. The deepest workings of the old mine are only 200 ft below the surface.

Gilman Property

The Gilman property is located in Lander County, near Austin. Recent work includes evaluation by major mining companies. Numerous surface samples have identified grades of up to 1.4 ounces gold/ton in the footwall portion of the range front fault. Sampling of the hanging wall portion of the fault has returned from 1 to 28 ounces silver/ton. The altered fault zone has a defined strike length over 9,000 ft. and there has been no drilling on this property.

Surface samples indicate at least two separate target areas: the high grade gold along the footwall of the shear and the significant silver values on the hanging wall side of the fault. Access is easy and a modest program of in-fill geochemical sampling and detailed mapping should quickly provide good quality drill targets.

Secret Basin Project

The Company has a 100% interest in ten claims comprising the Secret Basin Project located in Nye County, Nevada. These claims were originally acquired in 1997 and in order to acquire a 100% interest, the Company paid US $5,000, issued 2,000 shares and covered the cost of staking the property. To keep its interest in the project, the Company must issue an additional 12,000 common shares upon the project reaching certain milestones, including positive pre-feasibility and feasibility. There is no royalty on the project. The ten claims are summarized in the following table:

Claim Name	Nye County Number	BLM Number
Basin 7	502106	819772
Basin 8	502107	819773
Basin 9	502108	819774
Basin 10	502109	819775
Basin 11	502110	819776
Basin 12	502111	819777
Basin 13	502112	819778
Basin 14	502113	819779
Basin 15	502114	819780
Basin 16	502115	819781

The Company’s Secret Basin project in Nevada is joint ventured with Braden Technologies Inc. (“Braden”), a public junior exploration company whose shares are quoted on the OTC Bulletin Board in the U.S. Under the joint venture agreement, Braden is required to expend exploration expenses on the Secret Basin project. Under an amended agreement dated June 24, 2002, the Company must incur exploration expenditures of US $10,000 by December 31, 2002 and incur exploration expenditures of US $250,000 by June 30, 2003.

In order to maintain the Company’s Nevada mineral claims in good standing, the Company must pay maintenance fees in lieu of completing exploration work with the Bureau of Land Management of the United States Department of the Interior. Currently, a maintenance fee of U.S $135 per mineral claim must be paid in each year to maintain the mineral claims for an additional year. Extension of the Company’s claims is automatic upon payment of the required maintenance fees. If the Company fails to pay the maintenance fees, then the mineral claims will lapse and the Company would lose all interest that it has in the mineral claims.

Mexico

Las Catalinas

The Company, through its Mexican subsidiary, Minas Miranda, S.A. de C.V., maintains title to two Mexican concessions comprising the Las Catalinas project: Las Catalinas and Ampliacion Las Catalinas IV. The Las Catalinas property is located about ten kilometres southwest of Rosario de Tesopaco and 70 kilometres east of Ciudad Obregon, in south central Sonora, Mexico. The concessions are in good standing and held by the Company’s Mexican subsidiary, Minas Miranda S.A. de C.V.

The two concessions comprise a total of 2,271 hectares.

Type	Name	Date	Title	Status
Exploration	Las Catalinas	November, 1997	207509	Current
Exploration	Ampliación Las Catalinas IV	June, 2000	212506	Current.

Minimal work and concession maintenance has been performed on these properties during this past couple years due to the softening of the resource markets, and the Company could not justify performing any extensive work on these projects.

During this fiscal year the Company signed an agreement to joint venture its Las Catalinas gold project in Sonora State, Mexico, to Exploraciones Paradigma (“Paradigma”). Paradigma has the right to earn a 90% interest in the Las Catalinas project by spending US $250,000 on the property over six years. Paradigma must pay all taxes and property assessment and keep the properties in good standing during that period. Miranda may buy out all of Paradigma’s interest in the Las Catalinas project at any time prior to Paradigma earning the 90% interest by paying to Paradigma three times its expenditures on the project and granting to Paradigma a net smelter return royalty of ½% for every US $50,000 expended to a maximum of a 2% net smelter return royalty.

Miranda may also buy out Paradigma, once Paradigma has earned its interest in the project, for up to ten years from the date of signing of the agreement, for US $1 million during the first seven years and for US $5 million thereafter. All property acquired by Paradigma within five kilometres of the outer boundary of the project becomes subject to this agreement.

Quebec

Otish Mountains

By agreements dated January 30, 2002 and amended agreements dated April 14, 2002, May 29,2002 and June 28, 2002, the Company has the right to acquire a 100% interest in six mineral properties comprising a total of 354 mineral claims covering 45,472 acres, located in the Otish Mountains region of Quebec.

The Lac Leran property totals approximately 15,361 acres (6,217 hectares) and adjoins on the east side of the Ashton Mining of Canada-SOQUEM Inc. discovery property hosting the Renard kimberlitic rocks (the “Foxtrot” property). The Company has the option to earn a 100% interest in the Lac Leran property, subject to a 2% net smelter return/gross overriding royalty. The Company made a cash payment totalling $23,000 and issued 165,000 common shares. An annual advance royalty payment of $15,000 is due on or before each anniversary date of the agreement.

The Lac Pigeon property totals approximately 15,392 acres (6,229 hectares) and adjoins on the west side of Majescor ‘s Portage project, approximately 30 kilometres Northwest of the Renard discoveries. Similarly, the Company has the option to earn a 100% interest in the Lac Pigeon property, subject to a 2% net smelter return/gross overriding royalty. The Company has made a cash payment totalling $23,000 and issued 165,000 common shares. An annual advance royalty of $15,000 is due on or before each anniversary date of the agreement.

The Lac Joubert property totals approximately 4,341 acres (1,757 hectares) and adjoins the Majescor’s Portage project to the northeast. The Company has the right to acquire a 100% interest in the Lac Joubert property subject to a 2% net smelter return/gross overriding royalty. The Company made a cash payment totalling $4,341.

The Lac Pigeon #2 property totals approximately 5,271 acres (2,133 hectares) and adjoins Majescor’s Portage project to the west approximately 40 kilometres west of the Renard kimberlitic discoveries. The Company has the right to acquire a 100% interest in the Lac Pigeon #2 property subject to a 2% net smelter return/gross overriding royalty. The Company made a cash payment totalling $5,271.

The Lac Leran #2 property totals approximately 129 acres (52.28 hectares) and is located approximately 40 kilometres east-southeast of the Renard kimberlitic discoveries, and east–southeast of Majescor’s Portage project. The Company has the right to acquire a 100% interest in the Lac Leran #2 property subject to a 2% net smelter return/gross overriding royalty. The Company made a cash payment totalling $129.

The Lac Orillat property totals approximately 4,978 acres (2,014 hectares) and is located approximately 35 kilometres north-northeast of the Renard kimberlitic discoveries, and is west of the Lac Joubert property described above. The Company has the right to acquire a 100% interest in the Lac Orillat property subject to a 2% net smelter return/gross overriding royalty. The Company made a cash payment totalling $4,978.

The properties are located in the north central part of the Province of Quebec approximately 275 kilometres northeast of Chibougamau, in an area known as the Otish Mountains. The properties acquired by the Company are located in proximity to Ashton’s Foxtrot property where the Renard kimberlitic rocks were discovered, and the Majescor property (the “Portage” property) that partly surrounds Ashton’s property.

Tenure of the claims is two years from the date title is granted by the Quebec Ministere des Ressources Naturelles.

Each of the Company’s Otish Mountains properties is subject to a 2% net smelter return/gross overriding royalty. The Lac Leran and Lac Pigeon properties are also subject to advance royalty payments of $15,000 per annum on each property until such time as the Company terminates its interest in those properties.

In Quebec, the claim holder has the exclusive right to search for all mineral substances in the public domain, with certain exceptions. In accordance with the Quebec Mining Act, a claim holder must comply with the obligation to carry out work on the claims in an amount based on the surface area of the claim and its location in relation to the 52nd parallel. When the work carried out is insufficient or if the work was not carried out, the title holder may pay an amount equivalent to the required amount in work. Claim renewal applications must be received at the latest within fifteen days of the expiry of a claim.

The following description of the Company’s six mineral properties in the Otish Mountains is from the technical report dated April 8, 2002, prepared for the Company by Roscoe Postle Associates Inc. of Toronto, Canada in compliance with National Instrument 43-101.

Climate

The climate of the area is typical of the boreal forest ecosystem. Snow covers the region from the months of October or November through to late May. Winter conditions are harsh with temperatures reaching minus 40 degrees Celsius while the summers are short with temperatures averaging in the range of 20 to 25 degrees Celsius. Although the winter conditions are harsh, the cold temperatures allow the Company access to the property for drilling and other exploration activities that may not be possible in the summer months due to low lying swampy terrain. Based on typical conditions the range of season could be approximately four to eight months.

Accessibility

Access to the property is limited to helicopters or float-equipped aircraft during the summer months and ski-equipped aircraft during the winter. There is commercial air service from Montreal to Radisson approximately 350 kilometres to the northwest of the properties. A small private airstrip is located at the abandoned Eastmain Mine, approximately 45 kilometers south of the Lac Leran property. A road leads to Eastmain Mine, but the bridges have been removed and the road is impassible.

Terrain

The terrain covering the properties is typical of the shield regions of Canada. The area is covered by stunted black spruce, Labrador tea and swamp alder. Poplar, birch, scattered fir and white pine usually occur on the flanks of low hills formed by glacial deposits. The topography is generally flat with broad whale back hills consisting usually of granite gneiss outcrops separated by low lying swampy terrain generally underlain by volcano sedimentary sequences. Northwest trending diabase dykes usually form cliffs that rise 10 to 15 metres above the surrounding terrain. Northeast trending eskers also form prominent ridges that rise a few metres above the surrounding terrain. Elevations range from 1300 feet at the Eastmain River area to over 3000 feet above mean sea level in the area of the Otish Mountains.

History

Uranez Exploration and Mining carried out exploration in this area in the mid 1970s for uranium. In 1978 Uranez drilled three diamond drill holes on a geophysical target in the Otish Mountains approximately 100 kilometres south of the Issuer’s properties. The drilling program intersected kimberlitic dykes in the Beaver-Zoran/Otish structural zone, but the kimberlite core intervals were not tested for diamond content at that time.

In 1993-94, INCO staked some claims on geophysical anomalies in the area surrounding the Uranerz kimberlite discovery. In 1997, Ditem Exploration optioned both the Uranerz and INCO properties and drilled 6 diamond drill holes on the kimberlitic targets. A 96.07 kg kimberlite sample collected from the drilling program yielded four macro diamonds. The largest of these diamonds measured 0.96 by 0.60 by 0.56 mm. Encouraged by the macro diamond counts, Ditem collected a 7 tonne bulk sample and staked additional claims in the area. The bulk sample was sent to Colorado for analysis and returned no diamonds greater than 0.8 mm. Ditem is continuing to explore the property and pursuing other geophysical targets on their property.

In 1996 Ashton Mining of Canada (“Ashton”) and SOQUEM Inc. signed a joint venture agreement to explore for diamonds in Quebec. Each company holds a 50% interest and Ashton is managing the exploration program. As of September 2001, the joint venture had acquired exploration permits in the Otish Mountains area. Ashton carried out heavy mineral sampling, airborne and ground geophysical surveys. These surveys led to the identification of several drilling targets. In December, 2001, Ashton/SOQUEM Inc. announced that two kimberlitic bodies, the Renard 1 and Renard 2 had been discovered on their Otish Mountains property. Both kimberlitic bodies are diamondiferous and are located about 20 kilometres west of the Issuer’s Lac Leran property. The Renard 1 kimberlite target returned 54 micro diamonds and 5 macro diamonds from a 205.8 kg sample. The 163.1 kilogram sample from the Renard 2 kimberlitic rock contained 116 micro diamonds and 29 macro diamonds. Kimberlitic indicator minerals, including pyrope garnet and chromite, were also recovered in concentrates derived from the Ashton/SOQUEM drill core. A significant percentage of the pyrope garnets have high-chromium, low-calcium (G10) chemical compositions. The concentrates also contain elevated numbers of chromites similar in composition to the chromite inclusions that occur in diamonds. These results signal the presence of potentially high grade diamondiferous pipes in the Otish Mountains region of Quebec.

In 1998, Majescor Resources Inc. (“Majescor”) carried out a reconnaissance tills sampling program targeted at airborne magnetic anomalies in the Otish Mountains area. Kimberlite indicator minerals were discovered in two till samples. In 1999 Majescor identified a broad area of kimberlitic minerals in tills. Majescor then acquired, in the fall and winter of 2000, five mining exploration properties totalling approximately 1,030 square kilometres in the Otish Mountains. All of the Company’s diamond exploration properties are located in proximity to the Ashton and Majescor Otish Mountains properties.

Geological Setting

The Company’s diamond exploration properties are situated in the Québec portion of the Archean Superior Structural Province. The Superior Province contains the oldest rocks found in North America. These rocks range in age from 2.2 to 2.9 billion years and generally comprise of granite and granodiorite gneiss overlain by elongated and deformed bands of volcano-sedimentary sequences termed greenstone belts. To date five kimberlite districts representing a minimum of 50 pipes have been identified in the Superior Province. Four of these districts are in the Province of Québec, the Temiscamingue, the Desmaraisville, the Tourngat and the Otish district.

Regional Geology

The Otish district is situated in north central Québec, in the northeast portion of the Opatica sub province, near the Opinaca sub province contact to the north. The Opatica sub province consists primarily of paragneiss cut by tonalite and monzonite intrusions. The Opatica has a distinctive aeromagnetic signature that is defined by prominent east west trending magnetic anomalies. In the southern part of the map area, the Opatica sub province is underlain by the Proterozoic Otish sedimentary basin. The Otish sedimentary basin is comprised of sandstone and conglomerate intercalated with minor carbonate beds. Several gabbroic sills cut the sedimentary rocks of the Otish basin. The contact of the Opatica with the Opinaca sub province to the north is interpreted to be a fault zone.

Local Geology

The basement rocks of the Opinaca sub province are composed of tonalitic to granodioritic orthogneisses intermixed with amphibolite units. Northwest trending Proterozoic age diabase dykes cut the basement rocks of both sub provinces. The kimberlitic rocks of the Otish Mountain area are of undetermined age. The dykes located to date are emplaced in the basement rocks of both the Opatica and Opinaca sub provinces. The dykes are believe to be associated with the broad northwest trending Temiscamie-Corvette structural zone that extends form the Saguenay region to the La Grande area of northern Quebec.

Property Geology

Geological field investigations have not been carried out on the Company’s diamond exploration properties. The Lac Leran, Lac Leran #2 and the Lac Joubert properties appear to be underlain by granitic orthogneisses of the Opinaca sub province. The recent discoveries by Ashton and Majescor also appear to be situated in the same basement rock units. The Lac Orillat, Lac Pigeon and Lac Pigeon #2 properties appear to be underlain by sedimentary paragneisses also of the Opinaca sub province. A Proterozoic diabase dyke appears to cut across the northeastern part of the Lac Pigeon #2 property.

Deposit Types and Mineralization

No mineral deposits or mineralization of economic significance are known to exist on the Company’s properties at this time.

Mineral deposits in the region include two gold prospects in the Otish Mountains to the southeast, the former Eastmain Gold Mine in the Eastmain greenstone belt and the Ashton-Soquem and Ditem diamondiferous kimberlites.

The Eastmain Mine is located about 45 kilometres to 95 kilometres south of the Company’s properties. It produced 26,000 ounces of gold in 1995. Except for intermittent exploration, the Eastmain mine has been inactive since 1995. Current resources are 863,988 tonne averaging 11.94 g/t Au.

There is little public information describing the kimberlite lithology, mineralogy and chemistry or the size, geometry or tonnage potential of the Ashton-Soquem Renard kimberlites. Drill testing is at an early stage and mini bulk sampling will have to be conducted before diamond grades and economic potential are known with any degree of reliability.

The Renard bodies have associated kimberlite indicator heavy mineral trains in glacial overburden. The indicators include low calcium-high chromium peridotitic (P-type) pyrope garnets classed as “G9” and “G10”. Inclusions of G10 pyropes are found in gem diamonds thus the presence of these garnets in kimberlite, and in associated mineral dispersal trains in overburden, indicates potential for economic diamond deposits. Cored kimberlite has also yielded similar “G10” pyropes and chromites and this mineral chemistry suggests that the Renard kimberlites formed under mantle compositional conditions favorable for gem diamond deposits. Exploration by Majescor-BHP has located a kimberlite indicator train some 25 kilometres by 45 kilometres in glaciofluvial overburden on the Portage Project claims that surround the Ashton-Soquem property. Pyropes with “G9” and “G10” mineral chemistry and picro-ilmenites are present in this train.

Ashton reports that the Renard 1 is a hypabyssal rock whereas Renard 2 has both hypabyssal and diatreme facies. Both bodies contain macrocrystic olivine in a ground mass composed of variable amounts of olivine, phlogopite mica, monticellite, perovskite, apatite and spinel. Ashton reports that the ground mass mineralogy and chemical characteristics of these rocks indicate that they are transitional between kimberlite and melnoites. The latter are alkalic, ultramafic intrusive rocks that originate from depths similar to kimberlite and may carry diamonds. The presence of diamonds in the Renard kimberlites and the encouraging stone counts, described previously in this report, have prompted the Aston-Soquem Joint Venture to field an aggressive delineation drilling and property exploration program in 2002. The release of the preliminary diamonds recovery from the Renard kimberlites caused a staking rush in the Otish area.

The Ditem Beaver Lake kimberlite was discovered and drilled by Uranerz in 1976 while conducting uranium exploration in the Proterozoic formations of the Otish Mountains. Although the diamond stone counts appear to be low for this kimberlite, its diamondiferous nature is reflected by the presence of G10 pyropes reported to be a constituent of the rock. This suggests that indicator mineral sampling would be a useful prospecting tool for locating all three of the kimberlites found in the area to date.

The diamondiferous Renard 1 and 2 kimberlite pipes lie at distances of about 20 kilometres to 44 kilometres from the center of the Company’s properties. The Beaver Lake kimberlite is 79 kilometres to 130 kilometres from the Issuer’s properties. Kimberlite pipes in Africa occur in clusters of 6 to 40 pipes in kimberlite fields with diameters of some 40 kilometres. In the NWT of Canada, the Lac de Gras kimberlites cluster has more than 100 pipes in a much larger area of about 100 kilometres across. The distances from the Company’s properties to the Renard kimberlites, and possibly the Beaver Lake body, are within these typical kimberlite field sizes indicating that there is potential for kimberlite occurrences on the Company’s claims.

Exploration

To date, the Company has not carried out any exploration on its properties in the Otish Mountains. The diamond exploration properties of the Company are at the earliest stage of exploration and there is no other significant relevant exploration data available for these properties at this time.

The business of mineral exploration and mining is competitive in all of its phases. In the search for and acquisition of prospective mineral properties, the Company competes with other companies and individuals, including competitors having financial, technical and other resources equal to or greater than its own. The Company’s ultimate success will therefore depend on the extent to which its existing properties are developed, as well as its ability to compete for and acquire suitable producing properties or prospects for mineral exploration in the future, together with its ability to secure adequate financing.

The operations of the Company and the further exploration and the development of its properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that the Company will be able to obtain or maintain all permits and licenses that may be required for its activities.

Superior Craton

Subsequent to the year end, and by option agreements dated September 10, 2002, the Company has the right to acquire a 100% interest in three mineral properties within the Superior Craton of Quebec; the Lac Herve, Lac Square Rock and Lac Taffanel.

The Lac Herve property totals approximately 34,382 acres (13,915 hectares). It is located in proximity to Ashton’s Taiga project and adjoins on the northeast side of Majescor Resources Inc.’s (“Majescor”) Fontanges project.

The Lac Square Rock property totals approximately 9,488 acres (3840 hectares) and adjoins on the northeast side of Majescor’s Portage Extension project.

The Lac Taffanel property totals approximately 7,615 acres (3082 hectares) and adjoins on the southwest side of Majescor’s Portage Extension project.

The Company has not performed any exploration work on these properties.

ITEM 5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                 Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of the Company, which statements are prepared in accordance with Canadian GAAP.

The Company does not have a producing mineral property and has no sources of revenue other than interest income. The activities of the Company can be seen as steadily decreasing during the past three years as the resource sector experienced a dramatic slow down. However, with gold prices increasing during this past year, the Company was able to pursue financing for exploration activity.

For the year ended August 31, 2002, the Company incurred a loss of $278,800 compared to a loss of $696,852 for the period ending August 31, 2001. The large loss for 2001 included the write off of its Mexican gold exploration projects.

As at August 31, 2002, the Company had a working capital of $280,062 compared to a working capital deficit of $53,303 as of August 31, 2001. The Company incurred exploration costs of $10,716 for the period ending August 31, 2002 compared to $32,249 in Fiscal 2001. The Company engaged the services of Roscoe Postle Associates Inc. of Toronto, Canada, to prepare a report on its diamond properties in Quebec in compliance with NI 43-101.

Office rent, telephone, and supplies increased for the fiscal year ended August 31, 2002 as a result of increased activity during the year. There was an increase in all expenditures during the fiscal year ending August 31, 2002 compared to the fiscal year ending August 31, 2001 as a result of several property acquisitions.

Since incorporation, the Company has been engaged in the acquisition, exploration and development of mineral properties. The Company’s various properties are currently at the exploration stage. As a result, the Company has no source of operating cash flow and is reliant upon capital markets to obtain the funds required by it for its operations. The successful development of a mine by the Company would require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available for this purpose in the future. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and any subsequent development of the Company’s properties or the possible partial or total loss of the Company’s interest in such properties.

B.                    Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consists of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

During this past fiscal year, the Company closed a private placement of 2,000,000 special warrants at a price of $0.10 per special warrant. Each special warrant is convertible without additional consideration into one common share and one warrant. Each warrant entitles the holder to acquire one further common share of the Company at a price of $0.12 per share at any time on or before January 3, 2004. The Company closed this private placement on January 3, 2002.

The Company also closed a private placement of 2,500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable for a period of two years at a price of $0.27 per share.

As discussed above, the Company entered into agreements to acquire six mineral properties in the Otish Mountains region of Quebec. The Company paid the consideration for these property acquisitions totalling $60,718. Subsequent to the year end, the Company made cash payments totalling $41,200 for the right to acquire a 100% interest in three mineral properties within the Superior Craton of Quebec.

A report prepared by Roscoe Postle Associates Inc., recommended a three-phase diamond exploration program for the six mineral properties in the Otish Mountains totalling $2.1 million over 2 years. Because title was not received for all the claims described in the Roscoe Postle report, the Company estimates this exploration program to be $1,346,900 over two years. However, the Company does not have the financial resources to complete these exploration programs at this time. The Company may consider joint venturing these properties for the exploration of these projects

Since its inception, the Company has been dependent on investment capital as its primary source of funding. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company will need to raise additional capital in order to continue with the exploration and development of its mineral properties and administrative expenditures. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

C.                    Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                    Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Directors and Senior Management

The following table lists as of November 15, 2002, the names of the directors and senior management of the company. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Age	Title	Date First Elected
Dennis L. Higgs [1]	44	President, CEO, CFO	May 4, 1993
John O. McCutcheon [1]	77	Director	May 4, 1993
Aileen Lloyd [1]	49	Director	May 4, 1993
Steve Ristorcelli	47	Director	February 20, 1995
Douglas Higgs	43	Corporate Secretary	November 2, 1993
Clive de Larrabeiti	52	Vice President Corporate Finance	September 24, 2002

1 Member of the Audit Committee

There are no family relationships between any two or more Directors or Executive Officers other than the fact that Dennis Higgs, the President of the Company, and Douglas Higgs, the Secretary of the Company, are brothers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of the Company.

Dennis L. Higgs

Mr. Higgs is the President and Chief Executive Officer of the Company. Mr. Higgs has been employed by the Company since 1993. Mr. Higgs is responsible for the Company’s day to day operations as well as the raising of capital to fund the operations of the Company. He is also President of Senate Capital Group Inc., a private venture capital and resource management company.

John O. McCutcheon

Mr. McCutcheon is one of the directors of the Company and contributes to meetings of the board of directors when and as required. Mr. McCutcheon has served in this capacity since 1993. Mr. McCutcheon is Chairman and Director of Zargon Oil and Gas Ltd., an oil and gas company. He is a member of and has held office in a number of professional and technical societies in Economics and Engineering, national and international.

Aileen M. Lloyd

Ms. Lloyd is one of the directors of the Company and has served in this capacity since 1993. Ms. Lloyd is involved in the day to day operations of the Company. Ms. Lloyd is an executive assistant at Senate Capital Group Inc., a private venture capital and resource management company involved in the administration of publicly traded companies.

Steve Ristorcelli

Mr. Ristorcelli is one of the directors of the Company and has served in this capacity since 1995. Mr. Ristorcelli brings 25 years of geological, advanced stage/development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for 10 years where he specializes in resource modeling. His work as a consultant takes him throughout North America, South America, Europe and Africa. Mr. Ristorcelli is also a director of several junior resource companies.

Douglas Higgs

Mr. Higgs is the Corporate Secretary of the Company and has served in this capacity since 1993. Mr. Higgs is the brother of Dennis Higgs, the President of the Company. Mr. Higgs has been a self-employed courier since 1993.

Clive de Larrabeiti

Clive de Larrabeiti is Vice President, Corporate Finance. Based in London, England Mr. de Larrabeiti is responsible for the Company’s corporate finance initiatives, additional project sourcing, and project finance activities. Mr. de Larrabeiti’s experience in the finance industry and public markets in Europe and North America totals twenty-two years. His experience includes representation of a number of TSX Venture and NASD-listed companies within the European financial community

B.                     Compensation

The Company has no formal plan for compensating its directors for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. As well, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred on behalf of the Company.

The Company retains Ubex Capital Inc. (“Ubex”) to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex receives the sum of $5,000 per month. The term of the agreement is month-to-month and may be terminated by either party on 30 days written notice. Ubex is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

The Company retains Chesa Management Company Ltd. (“Chesa”) to provide administrative services to the Company. Chesa is paid the sum of $1,000 per month. Chesa is wholly owned by Aileen Lloyd, a director of the Company.

Senate Capital Group Inc., is 100% owned by Dennis L. Higgs, the President, CEO, CFO, and Director of the Company, and receives a monthly fee to recover its costs of providing office space, telephones and related expenses to the Company.

During the year, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the president of the Company, $90,377 (2002) compared to $64,466 (2001) for reimbursement of rent, secretarial and office services.

During fiscal 2002, the Company did not incur any exploration expenditures with Mine Development Associates, an engineering company of which Steve Ristorcelli is a principal compared to expenditures of $10,079 in fiscal 2001.

As of September 24, 2002, the Company retained the services of Clive de Larrabeiti in the position of Vice-President of Corporate Finance. Mr. de Larrabeiti is paid the sum of US $3,000 per month. The term of the agreement is for a period of six months.

C.                    Board Practices

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term.

The Company’s Board of Directors has one committee, the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee. The Audit Committee is comprised of Dennis Higgs, Aileen Lloyd and John McCutcheon.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.                    Employees

There are no plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company's mineral properties.

As of October 31, 2002, there are four directors of the Company and one senior officer. One of the directors is a geologist and works on an as needed basis and one director has a management contract with the

Company, through his wholly owned private company. Also, one director performs administrative services through her wholly owned private company. The Company appointed Clive de Larrabeiti to the position of Vice President, Corporate Finance. Based in London, England Mr. de Larrabeiti is responsible for the Company’s corporate finance initiatives, additional project sourcing, and project finance activities.

E.                    Share Ownership

The following table sets forth, as of September 20, 2002 the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Dennis L. Higgs	Common	907,520[1]	17.26%
Aileen Lloyd	Common	248,100[2]	4.72%
Steve Ristorcelli	Common	105,700[3]	2.01%
John McCutcheon	Common	122,000[4]	2.32%
Clive de Larrabeiti	Common	121,600	2.31%
Douglas Higgs	Common	44,400	0.84%

* Based on 5,256,760 common shares outstanding

[1] 577,220 common shares are held indirectly through private companies 100% owned by Dennis Higgs);

[2] 600 are held through Chesa Management Co. Ltd. (a private company 100% owned by Aileen Lloyd);

[3] 105,700 are held directly;

4 McCutcheon Management Ltd. owns 112,000 shares of the Company. McCutcheon Management Ltd. is controlled by John McCutcheon;

Directors and senior management also control 527,500 outstanding share purchase warrants exercisable at $0.12 to January 7, 2004, 250,000 outstanding share purchase warrants exercisable at $0.27 to July 11, 2004 and 120,000 outstanding share purchase warrants exercisable at $0.24 to November, 2004.

As of November 8, 2002, the directors and officers held as a group, directly or indirectly, an aggregate of 1,614,120 common shares and 897,500 share purchase warrants.

Options to Purchase Securities

Stock Options to purchase securities from the Company are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange. Stock options must be approved by the Company’s shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the stock option program, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the total issued and outstanding shares of the Company’s common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The maximum term of each stock option may not exceed five years.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect a 20 – 25% price discount immediately preceding the day on which the Directors granted and publicly announce the stock options. The shares, which may be obtained by the exercise of this option, are subject to a four month hold from the date of the agreement.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of October 31, 2002, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dennis Higgs	President	140,000 10,000	$0.14 $0.20	December 14, 2006 September 16, 2007
Aileen Lloyd	Director	129,000 40,000	$0.14 $0.20	December 14, 2006 September 16, 2007
John McCutcheon	Director	40,000 10,000	$0.14 $0.20	December 14, 2006 September 16, 2007
Steve Ristorcelli	Director	40,000 80,000	$0.14 $0.20	December 14, 2006 September 16, 2007
Douglas Higgs	Corporate Secretary	20,000	$0.14	December 14, 2006
Clive de Larrabeiti	Sr. Officer	150,000	$0.20	September 16, 2007

Total Officers/Directors (6 persons) 659,000

ITEM 7          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                    Major Shareholders

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

Name of Member	Number of Common Shares	Percentage of Issued and Outstanding
Dennis Higgs	907,520	17.26%
Darcy Higgs	202,980	3.86%

* In addition Darcy Higgs beneficially owns or exercises control or direction over a total of 462,500 special warrants of the Company. Each special warrant is convertible without further consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at the price of $0.12 exercisable on or before January 7, 2004. With the conversion of the special warrants, Darcy Higgs would beneficially own 11.6% of the issued and outstanding shares.

The Company’s major shareholders do not have different voting rights.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

The Company’s common stock is issued in registered form and the following information is taken from the records of Pacific Corporate Trust located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

The Company’s registered shareholder list for the Company’s common stock, dated November 6, 2002, showed 50 registered shareholders and 5,256,760 shares outstanding. Ten of these registered shareholders were US residents, owning 106,433 shares representing 2.02% of the issued and outstanding shares of the Company.

B.                    Related Party Transactions

During the year, the Company paid Ubex Capital Inc., 100% wholly owned by Dennis Higgs, the President of the Company, $38,000 for management of the Company’s affairs.

During the year, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the president of the Company, $90,377 for reimbursement of rent, secretarial and office services. Also, during the year the Company paid Chesa Management Co. Ltd., a company wholly owned by Aileen Lloyd, a director of the Company, $12,000 for administrative services.

Other than as disclosed above, there have been no transactions which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C.                    Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8           FINANCIAL INFORMATION

A.                    Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in Canadian dollars (Cdn. $) and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Exhibited hereto are audited consolidated financial statements prepared by an independent auditor and accompanied by an audit report:

(a)	Auditor’s Report, dated October 11, 2002;

(b)	Consolidated Balance Sheets as of August 31, 2001 and August 31, 2002;

(c)	Consolidated Statements of Operations and Deficit for the years ended August 31, 2000, August 31, 2001, and August 31, 2002;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2000, August 31, 2001 and August 31, 2002;

(e)	Notes to Consolidated Financial Statements for the years ended August 31, 2001 and August 31, 2002.

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.

B.                    Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, August 31, 2002, other than the following:

(a)	By agreements dated September 10, 2002, the Company obtained the right to acquire a 100% interest, subject to a 2% net smelter return/gross overriding royalty, in three mineral properties,

within the Superior Craton of Quebec; the Lac Herve, Lac Square Rock and Lac Taffanel. The Lac Herve property comprises 277 claims totalling approximately 34,382 acres (13,915 hectares), the Lac Square Rock property comprises 75 claims totalling approximately 9,488 acres (3,840 hectares) and the Lac Taffanel property comprises 60 claims totalling approximately 7,615 acres (3,082 hectares);

(b)
By agreement dated September 27, 2002, the Company has an option to acquire a 100% interest in three gold projects in Nevada known as the Hercules Property, the Imperial Mine Property and the Gilman Property; (see Item 4D)

(c)
The Company closed a small private placement of 135,000 units at a price of $0.20 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable for a period of two years at a price of $0.24 per share.

ITEM 9          THE OFFER AND LISTING

A.                    Offer and Listing Details

The Company’s common shares trade on the TSX Venture Exchange (“TSX”) (formerly known as the Canadian Venture Exchange, the successor exchange resulting from the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange effective November 29, 1999) in Vancouver, British Columbia, Canada, having the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX for the five most recent full financial years.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2002	.42	.13
August 2001	.12	.06
August 2000	.42	.10
August 1999	1.40	.40
August 1998	2.65	.80

The following table lists the volume of trading and high, low and closing sales prices on the TSX for shares of the Company’s common stock for the last eight fiscal quarters.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
11/30/00	118,900	0.12	0.09	0.10
02/28/01	230,900.11		.07	.08

05/30/01	96,700.09	.07	.08
08/31/01	110,751.30	.06	.30
11/30/01	8,400.30	.14	.14
02/28/02	35,380.35	.13	.13
05/30/02	15,942.42	.25	.30
08/31/02	18,800.36	.20	.20

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. The Company’s shares fluctuated from a low of $0.06 during 2001 to a high of $0.30. The share price of $0.30 at the close of August 2001 is reflective of the consolidation of the Company’s capital effective August 3, 2001. The Company consolidated the authorized and issued capital on the basis of one new share for each five shares and to concurrently change its name to Thrush Industries Inc. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

B.                    Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.                    Markets

See first paragraph of this Item 9.

D.                    Dilution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

E.                    Expenses of the Issue

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 10         ADDITIONAL INFORMATION

A.                    Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

B.                    Memorandum and Articles of Association

Incorporation

The Company was incorporated in British Columbia, Canada on May 4, 1993 by registration of its Memorandum and Articles.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation.

(i)
a director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(ii)	a director or his firm may act in a professional capacity for the company and he or his firm will be entitled to remuneration;

(iii)	the quorum necessary for the transaction of the business shall be a majority of the directors holding office at the time;

(iv)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(v)	there is no requirement for a director to hold any shares in the Company.

Rights and Restrictions Applied to the Shares

All of the Company’s authorized and issued shares are of one class and there are no rights or restrictions of any nature attached to any of the shares.

Rights of Holders of the Stock

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual general meetings are called and scheduled upon decision by the Board of Directors. The directors may convene an extraordinary general meeting of the shareholders. All meetings of the shareholders may be attended by the registered shareholders or persons who hold powers of attorney or proxies given to them by the registered shareholders.

Foreign Ownership

The Company’s Memorandum and Articles do not contain limitations prohibiting shares being held by nonresidents, foreigners or any other group.

Change of Control

There are no provisions in the Company’s Memorandum and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger acquisition or corporate restructuring involving the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company’s Memorandum and Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

(a)	persons who are directors or senior officers of the Company; and

(b)
a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Differences from U.S. Law

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the US where US securities law prescribes a 5% threshold for ownership disclosure.

C.                    Material Contracts

The following is a summary of each material contract contract entered into in the ordinary course of business to which the company is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from the company or any other member of the group.

(i)
Mineral Property Option Agreement dated February 18, 1999. The Company signed a joint venture agreement with Braden Technologies Inc. for the further exploration of the Secret Basin project. Under an Amended Agreement dated June 24, 2002, Braden Technologies Inc. can acquire a 50% interest in the Secret Basin project by spending US $250,000 in exploration expenses by June 30, 2003 of which $10,000 must be spent by December 31, 2002. (See item under 4.B under the heading “Secret Basin Project”).

(ii)	A letter agreement dated April 18, 2002 between Exploraciones Paradigma, (“Paradigma”) and Miranda Diamond Corp. whereby Paradigma has the exclusive right to acquire a 90%

(iii)	Interest in the Las Catalinas property in Mexico by spending $250,000 on the Property within six years. (See item 4.B under the heading “Mexico, Las Catalinas”)

(iv)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Joubert property comprising 34 mineral claims totalling 4,341 acres (1,757 hectares). (See item 4.B under the heading “Quebec”).

(v)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Pigeon #2 property comprising 41 mineral claims totalling 5,271 acres (2,133 hectares). (See item 4.B under the heading “Quebec”).

(vi)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc.and/or Monaco Investment Corp. and Thrush Industries Inc. (now called Miranda Diamond Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Orillat property comprising 39 mineral claims totalling 4,978 acres (2,014 hectares). (See item 4.B under the heading “Quebec”).

(vii)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp. and Thrush Industries Inc. (now called Miranda Diamond Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Pigeon property comprising 120 mineral claims totalling 15,392 acres (6,229 hectares). (See item 4.B under the heading “Quebec”).

(viii)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp., and/or Dennis Higgs and Thrush Industries Inc. (now called Miranda Diamond Corp), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Leran property comprising 119 mineral claims totaling 15,361 acres (6,217 hectares). (See item 4.B under the heading “Quebec”).

(ix)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Leran #2 property comprising 1 mineral claim totalling 129 acres (52.28 hectares). (See item 4.B under the heading “Quebec”).

(x)
Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Carleen Higgs and Miranda Diamond Corp. in respect of an option to acquire an undivided 100% right, title and interest in the Lac Taffanel property comprising 60 mineral claims totalling 7,615 acres (3,082 hectares). (See item 4.B under the heading “Quebec”).

(xi)
Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital and Carleen Higgs and Miranda Diamond Corp. in respect of an option to acquire an undivided 100% right, title and interest in the Lac Square Rock property comprising 75 mineral claims totalling 9,488 acres (3,840 hectares). (See item 4.B under the heading “Quebec”).

(xii)	Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Monaco Investment Corp. in respect of an option to acquire an undivided 100% right,

title and interest in the Lac Herve property comprising 277 mineral claims totalling 34,382 acres (13,915 hectares). (See item 4.B under the heading “Quebec”). title and interest in the Lac Herve property comprising 277 mineral claims totalling 34,382 acres (13,915 hectares). (See item 4.B under the heading “Quebec”).

(xiii)
Mineral Property Option Agreement dated September 27, 2002 between MinQuest, Inc. and Miranda Diamond Corp. in respect of an option to earn a 100% interest, subject to a 3% NSR royalty in the Hercules Property; the Imperial Mine Property, and the Gilman Property . (See item 4.B under the heading “Nevada”).

D.                    Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company. Management believes that in the case of the common stock of the Company, there are no limitations on the rights of non-Canadians to vote the Company’s common shares.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; and (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.                    Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Based on management’s independent review, they believe that the tax discussion covers all material income tax consequences.

Disposition of Common Stock.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

Based on management’s independent review, they believe that the discussion covers all material tax consequences.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the

Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States Shareholder”) the Company, could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in U.S. property and earnings invested “excess passive assets” (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.                     Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

G.                     Statement By Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

H.                     Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of the Company, which is located at Suite 306 – 1140 Homer Street, Vancouver, British Columbia, V6B 2X6 during normal business hours. All of the documents referred to above are in English.

I.                       Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, and as such, does not need to provide the information required by this Item 11.

ITEM 12          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15          CONTROLS AND PROCEDURES

As of October 31, 2002, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the Chief Executive Officer, concluded that the Company’s disclosure controls and procedures were effective as of October 31, 2002. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to October, 31, 2002.

ITEM 16          [RESERVED]

ITEM 17          FINANCIAL STATEMENTS

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Form 20-F. The Auditors Report of Morgan & Co., Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

ITEM 18          FINANCIAL STATEMENTS

Not applicable

ITEM 19          EXHIBITS

A.                      Audited Consolidated Financial Statements and Financial Statement Schedules:

Auditor's Report, dated October 11, 2002;

Consolidated Balance Sheet at 8/31/01 and 8/31/02;

Consolidated Statements of Deferred Exploration Expenditures, for the years ended 8/31/01, and 8/31/02;

Consolidated Statements of Operations and Deficit for the years ended 08/31/00, 08/31/01 and 08/31/02;

Consolidated Statements of Cash Flow for the years ended 08/31/00, 08/31/01 and 08/31/02;

Notes to Consolidated Financial Statements; and

Notice of Annual and Extraordinary General Meeting held March 27, 2002.

B.                      Material Contracts

1.	Amended Mineral Property Option Agreement dated June 24, 2002;

2.	A letter agreement dated April 18, 2002 between Exploraciones Paradigma, (“Paradigma”) and Miranda Diamond Corp.;

3.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.);

4.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.);

5.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc.and/or Monaco Investment Corp. and Thrush Industries Inc.;

6.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp. and Thrush Industries Inc.;

7.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp., and/or Dennis Higgs and Thrush Industries Inc. (now called Miranda Diamond Corp.;

8.	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Diamond Corp.);

9.	Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Carleen Higgs and Miranda Diamond Corp.;

10.	Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital and Carleen Higgs and Miranda Diamond Corp.;

11.	Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Monaco Investment Corp.;

12.	Mineral Property Option Agreement dated September 27, 2002 between MinQuest, Inc. and Miranda Diamond Corp.

SIGNATURES

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 10-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA DIAMOND CORP. Registrant

Date: November 6, 2002

By: /s/ Aileen Lloyd

Aileen Lloyd, Director

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Dennis Higgs, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Miranda Diamond Corp. for the year ended August 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Miranda Diamond Corp.

By:	“Dennis L. Higgs”

Name:	DENNIS L. HIGGS

Title:	Chief Executive Officer and Chief
Financial Officer

Date:	November 6, 2002

CERTIFICATIONS

I, Dennis L. Higgs certify that:

1.	I have reviewed this annual report on Form 20-F of Miranda Diamond Corp. (“Miranda”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to Miranda, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of Miranda’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	I have disclosed, based on our most recent evaluation, to Miranda’s auditors and the audit committee of Miranda’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for Miranda’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in Miranda’s internal controls; and

6.
I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

“Dennis L. Higgs”

Dennis L. Higgs
Chief Executive Officer
Chief Financial Officer

Date: November 6, 2002

MIRANDA DIAMOND CORP.

(Formerly Thrush Industries Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

AUDITORS’ REPORT

To the Shareholders
Miranda Diamond Corp.
(Formerly Thrush Industries Inc.)

We have audited the consolidated balance sheets of Miranda Diamond Corp. (formerly Thrush Industries Inc.) as at August 31, 2002 and 2001, and the consolidated statements of deferred exploration expenditures, operations and deficit, and cash flows for the years ended August 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001, and the results of its operations and cash flows for the years ended August 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, B.C.	“Morgan & Company”

October 11, 2002	Chartered Accountants

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those described in the financial statements. Our report to the shareholders, dated October 11, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the Auditors’ Report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C.	“Morgan & Company”
October 11, 2002	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Suite 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA DIAMONDCORP.
(Formerly Thrush Industries Inc.)

CONSOLIDATED BALANCE SHEETS

	AUGUST 31
	2002	2001

ASSETS

Current
Cash and short term deposits	$266,605	$17,977
Accounts receivable	11,911	5,516
Prepaid expenses	11,189	9,000

	289,705	32,493

Mineral Properties (Note 2)	143,627	16,908

Deferred Exploration Expenditures	210,098	199,382

	$643,430	$248,783

LIABILITIES
Current
Accounts payable	$9,643	$15,796

Loan Payable (Note 3)	-	70,000

	9,643	85,796

SHAREHOLDERS’ EQUITY

Share Capital (Note 4)	4,140,114	3,537,764

Special Warrants (Note 5)	147,250	-

Deficit	(3,653,577)	(3,374,777)

	633,787	162,987

	$643,430	$248,783

Approved by the Directors:

“Dennis L. Higgs”	“Aileen Lloyd"

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENDITURES

	YEARS ENDED
	AUGUST 31

	2002	2001

Exploration Expenditures
Assays	$-	$-
Drilling and excavation	-	-
Professional fees and wages	-	15,732
Travel, board and lodging	-	3,209
Office and field supplies	-	6,926
Registration and assessment fees	716	6,382
Report	10,000	-

	10,716	32,249

Deferred Expenditures, Beginning Of Year	199,382	657,183

Write Off Accumulated Expenditures On Abandoned Mineral
Properties	-	(490,050)

Deferred Expenditures, End Of Year	$210,098	$199,382

Allocation Of Deferred Expenditures
Quebec properties	$10,716	$-
Secret Basin property	199,382	199,382

	$210,098	$199,382

MIRANDA DIAMOND CORP.

(Formerly Thrush Industries Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED AUGUST 31
	2002	2001	2000

Expenses
Interest and loan bonus	$2,711	$15,172	$-
Office rent, telephone, secretarial and sundry
	131,017	81,217	85,738
Professional fees	57,249	21,854	15,042
Management fees	38,000	31,000	30,000
Property investigation costs	25,611	7,670	-
Travel and business promotion	6,614	4,826	6,065
Transfer agent and regulatory fees	18,492	8,921	5,596

	279,694	170,660	142,441
Less: Interest income	(894)	(2,611)	(9,014)

Loss Before The Following	278,800	168,049	133,427

Write Off Of Abandoned Mineral Properties
And Related Exploration Expenditures	-	528,803	39,490

Loss For The Year	278,800	696,852	172,917

Deficit, Beginning Of Year	3,374,777	2,677,925	2,505,008

Deficit, End Of Year	$3,653,577	$3,374,777	$2,677,925

Basic And Diluted Loss Per Share	$0.12	$0.42	$0.10

Weighted Average Number Of Shares
Outstanding	2,257,436	1,665,948	1,664,260

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED AUGUST 31
	2002	2001	2000

Cash Flows From Operating Activities
Loss for the year	$(278,800)	$(696,852)	$(172,917)
Add (Deduct): Non-cash items:
Write off of abandoned mineral properties and
related exploration expenditures	-	528,803	39,490
Shares issued as consideration for loan	-	14,000	-

	(278,800)	(154,049)	(133,427)

Change In non-cash working capital items:
Accounts receivable	(6,395)	(1,389)	(768)
Prepaid expenses	(2,189)	(9,000)	10,513
Accounts payable	(6,153)	15,511	(2,217)

	(293,537)	(148,927)	(125,899)

Cash Flows From Investing Activities
Mineral properties	(60,719)	-	(3,669)
Exploration expenditures	(10,716)	(32,249)	(28,529)

	(71,435)	(32,249)	(32,198)

Cash Flows From Financing Activities
Loan payable	(70,000)	70,000	-
Special warrant subscriptions received	200,000	-	-
Issue of share capital	500,000	-	-
Share issue costs	(16,400)	-	-

	613,600	70,000	-

Increase (Decrease) In Cash And Cash
Equivalents	248,628	(111,176)	(158,097)

Cash And Cash Equivalents, Beginning Of Year
	17,977	129,153	287,250

Cash And Cash Equivalents, End Of Year	$266,605	$17,977	$129,153

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2002, the Company issued 72,000 units at a fair value of $0.20 per unit as part commission for the private placement described in Note 4(c), and 330,000 common shares at a fair value of $0.20 per share as part consideration under the mineral property option agreements described in Note 2(b).

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

1. a) NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

b) SIGNIFICANT ACCOUNTING POLICIES

i)     Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. and its Mexican subsidiary, Minas Miranda S.A. de C.V.

ii)     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

iii)     Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, prepaid expenses and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

iv)     Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

1. b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)     Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

vi)     Loss per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year.

vii)     Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

i) monetary items at the rate prevailing at the balance sheet date;
ii) non-monetary items at the historical exchange rate;
iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

viii)     Stock Based Compensation

Employee and director stock options granted by the Company are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2002 AND 2001

2.      MINERAL PROPERTIES

	2002	2001

Secret Basin Property, Nevada

The Company has acquired a 100% interest in the Secret Basin property located in Nye County, Nevada for U.S. $5,000 and the issuance of 10,000 shares. The Company will issue an additional
60,000 shares upon the project reaching certain development
and exploration milestones including positive pre-feasibility and
feasibility.	$18,400	$18,400

Option payment received	(1,492)	(1,492)

	16,908	16,908

The Company has granted an option to acquire a 50% interest in its Secret Basin, Nevada property for the following consideration:
cash payment of U.S. $1,000;
exploration expenditures totalling U.S. $250,000 by June
30, 2003, U.S. $10,000 of which must be expended by
December 31, 2002.
Otish Mountains, Quebec

The Company has entered into agreements, as amended, to
acquire a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in six mineral properties, comprising a total of 354 mineral claims covering 45,466 acres, located in the Otish Mountains region of Quebec. Consideration payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-

Total consideration paid	126,719 -

In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

2.     MINERAL PROPERTIES (Continued)

	2002	2001

Las Catalinas, Mexico

The Company has title to two concessions covering an area of
2,271 hectares in Sonora State, Mexico.

Written down value	$-	$-

	$143,627	$16,908

The Company has granted an option to earn a 90% interest in the Las Catalinas concessions with the expenditure of US$250,000 on the property over six years. The optionee must pay all taxes and property assessment and keep the concessions in good standing during that period. The Company may buy out all of the optionee’s interest in the concessions at any time prior to the optionee earning the 90% interest by paying to the optionee three times its expenditures on the project and granting a net smelter return royalty of ½% for every $50,000 expended to a maximum of a 2% net smelter return royalty.

The Company may also buy out the optionee, once the optionee has earned its interest in the concessions, for up to ten years from the date of signing of the agreement, for US$1,000,000 during the first seven years and for US$5,000,000 thereafter.

3.     LOAN PAYABLE

The loan is unsecured, bears interest at 10% per annum and is due on December 28, 2002. As additional consideration for granting the loan, the lender received a bonus of 28,000 common shares.

4.     SHARE CAPITAL

a)           Authorized
         100,000,000 common shares without par value

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

4.     SHARE CAPITAL (Continued)

b)	Issued and Outstanding

	NUMBER
	OF	CONSIDERATION
	SHARES

Balance August 31, 2000 and 1999	8,321,300	$3,523,764

1 for 5 share consolidation	1,664,260	3,523,764
Shares issued as consideration for loan (Note 3)	28,000	14,000

Balance, August 31, 2001	1,692,260	3,537,764

Shares issued on conversion of special warrants	527,500	52,750
Shares issued for cash pursuant to a private placement	2,500,000	500,000
Shares issued for commissions	72,000	14,400
Shares issued pursuant to property option agreement	330,000	66,000
Less: Share issue costs	-	(30,800)

Balance, August 31, 2002	5,121,760	$4,140,114

c)
During the year ended August 31, 2002, the Company completed a private placement of 2,500,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.27 per share to July 11, 2004. In addition, the Company issued 72,000 units and paid $16,400 cash as commissions relating to the private placement.

d)	Options Outstanding As at August 31, 2002, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

369,000	$ 0.14	December 14, 2006

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

4.     SHARE CAPITAL (Continued)

d)	Options Outstanding (Continued) A summary of the changes in stock options for the year ended August 31, 2002 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2001	-	$-

Granted	369,000	0.14

Balance, August 31, 2002	369,000	$0.14

e)	Share Purchase Warrants As at August 31, 2002, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE

OF	PER	EXPIRY

SHARES	SHARE	DATE

527,500	$ 0.12	January 7, 2004

2,500,000	$ 0.27	July 11, 2004

A summary of the changes in share purchase warrants for the year ended August 31, 2002 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2002	-	$-

Granted	3,027,500	0.24

Balance, August 31, 2002	3,027,500	$0.24

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

5.	SPECIAL WARRANTS

	NUMBER OF
	WARRANTS
		CONSIDERATION

Balance, August 31, 2001	-	$-

Issued for cash	2,000,000	200,000
Converted to common shares	(527,500)	(52,750)

Balance, August 31, 2002	1,472,500	$147,250

Each special warrant entitles the holder to receive one unit, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.12 to January 7, 2004.

6.	RELATED PARTY TRANSACTIONS

	a)	During the year, the Company paid $38,000 to a company controlled by a director for management of the Company’s affairs (2001 - $31,000).

	b)	During the year, the Company paid $102,377 (2001 - $64,466) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the year, the Company incurred $Nil (2001 - $10,079) in exploration expenditures with a company controlled by a director.

	d)	The mineral properties described in Note 2(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

7.

INCOME TAXES

The Company has non-capital loss carryforwards of approximately CDN$1,890,406 and US$394,291 that may be available for tax purposes. The losses are in the following countries and expire as follows:

EXPIRY	CANADIAN	US
DATE	DOLLARS	DOLLARS

2003	$348,495	$-
2004	413,610	-
2005	341,304	-
2006	206,430	-
2007	133,534	-
2008	168,146	-
2009	278,887	-
Thereafter	-	394,291

	$1,890,406	$394,291

In addition, the Company has incurred resource expenditures of approximately $321,499 (2001 - $310,870) which may be carried forward indefinitely and used to reduce taxable income in future years.

The potential benefits of these items have not been recognized as realization is not considered more likely than not.

8.	SUBSEQUENT EVENTS Subsequent to August 31, 2002:

	a)	The Company granted stock options for the purchase of up to 290,000 common shares at $0.20 per share to September 16, 2007.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

8.	SUBSEQUENT EVENTS (Continued)

b)
The Company has entered into agreements to acquire a 100% interest, subject to a 2% net smelter return and gross overriding royalty obligations, in three mineral properties comprising 412 mineral claims covering 51,491 acres, located in the Otish Mountains Region of Quebec. Consideration payable for each property is as follows:

PROPERTY	CASH

Lac Herve	$27,700
Lac Square Rock	$7,500
Lac Taffanel	$6,000

c)	The Company has entered into an option agreement for the acquisition of a 100% interest in three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years.

	ii)	On or before September 18, 2003, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iii)	On or before September 18, 2004, US$25,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iv)	On or before September 18, 2005, US$30,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.

	v)	On or before September 18, 2006, US$50,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.

	vi)	On or before September 18, 2007, US$75,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.40 for two years.

In addition, the Company has agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments received by the Company and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

8.	SUBSEQUENT EVENTS (Continued)

d)	The Company has arranged the private placement of 135,000 units at $0.20 per unit.
Each unit consists of one common share and one share purchase warrant for the purchase of an additional common share at $0.24 for a period of two years.

9.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2002	2001	2000

Loss in accordance with Canadian GAAP	$(278,800)	$(696,852)	$(172,917)

Deduct:
Mineral property costs incurred in the year and
capitalized	(126,719)	-	(3,669)
Deferred exploration expenditures	(10,716)	(32,249)	(28,529)
Stock based compensation	(22,140)	-	-

Add:
Mineral property costs written off in the period
that would have been expensed in a prior period
	-	528,803	39,490

Loss in accordance with US GAAP	$(438,375)	$(200,298)	$(165,625)

	2002	2001	2000

Loss per share (US GAAP)	$(0.19)	$(0.12)	$(0.10)

Weighted average shares outstanding (US
GAAP)	2,257,436	1,665,948	1,664,260

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) Statement of Cash Flows in Accordance with US GAAP

	2002	2001	2000

Cash flows from operating activities
Loss in accordance with US GAAP	$(438,375)	$(200,298)	$(165,625)

Adjustments to reconcile loss to net cash used
by operating activities
Shares issued as consideration for loan	-	14,000	-
Shares issued for other than cash	66,000	-	-
Stock based compensation	22,140	-	-

Change in non-cash working capital items:
Accounts receivable	(6,395)	(1,389)	(768)
Prepaid expenses	(2,189)	(9,000)	10,513
Accounts payable	(6,153)	15,511	(2,217)

	(364,972)	(181,176)	(158,097)

Cash flows from financing activities
Loan payable	(70,000)	70,000	-
Special warrant subscriptions received	200,000	-	-
Issue of share capital	500,000	-	-
Share issue costs	(16,400)	-	-

	613,600	70,000	-

Increase (Decrease) in cash	$248,628	$(111,176)	$(158,097)

	2002	2001	2000

Shareholders’ equity (deficiency) – Canadian
GAAP	$633,787	$162,987	$845,839
Mineral properties and deferred exploration
expenditures	(353,725)	(182,474)	(712,844)

Shareholders’ equity (deficiency) – US GAAP	$280,062	$(19,487)	$132,995

MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2002	2001	2000

Mineral properties and deferred exploration
expenditures – Canadian GAAP	$353,725	$182,474	$712,844
Mineral properties and deferred exploration
expenditures expensed per US GAAP	(353,725)	(182,474)	(712,844)

Mineral properties and deferred exploration
expenditures – US GAAP	$-	$-	$-

i)
Under Canadian GAAP, companies have the option to defer mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)
The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models. Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001: risk free rate of 5.25%; no dividends; volatility factor of the expected life of the Company’s common stock of 128%; and weighted average expected life of the options granted in each year of four years.

     MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002 AND 2001

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) The pro-forma effect of SFAS No. 123 is as follows:

August 31, 2002
Loss for the year – US GAAP	$(480,776)
Loss per share	(0.21)

August 31, 2001
Loss for the year – US GAAP	(200,298)
Loss per share	(0.12)

August 31, 2000
Loss for the year – US GAAP	(165,625)
Loss per share	(0.10)

THRUSH INDUSTRIES INC.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF MEMBERS

TAKE NOTICE that an Annual and Extraordinary General Meeting (the "Meeting") of the members of THRUSH INDUSTRIES INC. (the "Company") will be held in the boardroom at 306 -1140 Homer Street, Vancouver, British Columbia, V6B 2X6 on Wednesday, the 27th day of March, 2002 at 10:00 a.m. for the following purposes:

1.	To receive the report of the directors.

2.
To receive the audited financial statements of the Company for the fiscal year ending August 31, 2001, together with the auditor’s report thereon, and the audited financial statements of the Company for the three months ending November 30, 2001, together with the auditor’s report thereon.

3.	To appoint the auditor for the Company.

4.	To fix the number of directors and to elect directors for the ensuing year.

5.	To consider and, if thought fit, to approve a resolution of the disinterested shareholders granting to the directors the general authority to amend stock options held by insiders.

6.	To consider and, if thought fit, to approve a resolution of the disinterested shareholders approving the Company’s acquisition of the Otish Mountains mineral properties from related parties.

7.	To consider and, if thought fit, to approve special resolutions with respect to a proposed change of the Company’s name.

8.	To transact such other business as may be properly brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 21st day of February, 2002.

BY ORDER OF THE BOARD

“DENNIS HIGGS”
PRESIDENT

THRUSH INDUSTRIES INC.

INFORMATION CIRCULAR
FOR THE 2002 ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF MEMBERS

This information is given as of February 21, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of THRUSH INDUSTRIES INC. (the "Company"), for use at the Annual and Extraordinary General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has advised management in writing that he intends to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his appointee in the blank space provided, or complete another instrument of proxy.

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent at Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to be have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On February 21, 2002, 1,692,260 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 21st day of February, 2002, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof. To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company.

NAME OF MEMBER	NUMBER OF SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING

Dennis Higgs	172,820*	10.21%
Darcy Higgs	270,980*	16.01%

*
In addition, Dennis Higgs beneficially owns or exercises control or direction over a total of 212,500 special warrants of the Company and Darcy Higgs beneficially owns or exercises control or direction over a total of 462,500 special warrants of the Company. Each special warrant is convertible without further consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at the price of $0.12, exercisable on or before January 7, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in the following or previously disclosed in an Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

Private Placement

In January, 2002, the Company closed a private placement of 2,000,000 special warrants at $0.10 per special warrant. Each special warrant is convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of $0.12 per share for a period of two years. The following persons purchased special warrants under the private placement.

Name & Address	Number of Special Warrants
Dennis Higgs 4520 West 5th Avenue, Vancouver, B.C. V6R 1S7	193,000
McCutcheon Management Ltd. (wholly owned by John McCutcheon) Suite 1201 – 845 Chilco Street Vancouver, B.C. V6G 2R2	100,000
Aileen Lloyd 3996 Michener Court North Vancouver, B.C. V7K 3C7	200,000
Steven Ristorcelli Suite 860 – 625 Howe Street Vancouver, B.C. V6C 2T6	15,000
Senate Equities Corp. (wholly owned by Dennis Higgs) Suite 306 – 1140 Homer Street Vancouver, B.C. V6B 2X6	8,500
Haywood Securities Inc. ITF for Kaylie, Cameryn and Brooklyn Higgs, RESP Suite 2000 – 400 Burrard St. Vancouver, B.C. V6C 3A6	11,000(1)
Darlene Higgs 4520 West 5th Avenue, Vancouver, B.C.V6R 1S7	350,000(2)
Darcy Higgs, 4756 Drummond Drive, Vancouver, B.C. V6T 1B4	362,500(3)
Carleen Higgs, RRSP 4756 Drummond Drive, Vancouver, B.C. V6T 1B4	100,000(4)

(1)	Dennis Higgs exercises control or direction over these shares.

(2)	associate of Dennis Higgs.

(3)	Darcy Higgs is an insider of the Company by reason of his ownership of or control or direction over more than 10% of the issued voting securities of the Company.

(4)	associate of Darcy Higgs.

STATEMENT OF EXECUTIVE COMPENSATION

A.     Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who at any time during the most recently completed financial year was the Chairman or Vice-Chairman of the Board, where that person performed the function of such office on a full-time basis, the President, a Vice-President in charge of a principal business unit such as sales, finance or production, and any officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company; and
"Named Executive Officers" means:

(a)	each CEO regardless of the amount of his compensation;

(b)	each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and had total salary and bonuses of at least $100,000; and

(c)	any person who would be included under paragraph (b) but for the fact that he was not serving as an executive officer at the end of the most recently completed financial year.

B.     Summary Compensation Table

[1]
The Company has paid to Ubex Capital Inc. the sum of $2,500 per month since May 1993 and $3000 per month since July, 2001 for the provision of management services to the Company. Ubex Capital Inc. is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

C.     Long-term Incentive Plan ("LTIP") Awards

No LTIP awards were made to a Named Executive Officer during the most recently completed financial year.

D.     Options and Stock Appreciation Rights ("SARs")

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dennis Higgs	Nil	N/A	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Dennis Higgs	Nil	N/A	Nil (exercisable)	Nil (exercisable)

E.     Termination of Employment, Change in Responsibilities and Employment Contracts

The Company retains Ubex Capital Inc. ("Ubex") to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex has received the sum of $2,500 per month since May 1993, and the sum of $3,000 per month since July, 2001, which amount may be increased by agreement between the parties, subject to the approval of the Canadian Venture Exchange. The term of the agreement is month-to-month and may be terminated by either party on 30 days written notice. Ubex is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F.     Compensation of Directors

During the most recently completed financial year, no director of the Company who is not a Named Executive Officer has received compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.    Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at four.

Advance notice of the Meeting was originally published pursuant to section 111 of the Company Act in the Vancouver Province on December 6, 2001, and notice of the postponement of the Meeting was published in the Vancouver Province on January 30, 2002. No nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Offices Held	Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
DENNIS L. HIGGS President, Chief Executive Officer, Chief Financial Officer and Director	President and Chief Executive Officer of the Company; President, Senate Capital Group Inc., a private venture capital company.	May 4, 1993	172,820 [1]
JOHN O. McCUTCHEON Director	Chairman & Director, Zargon Oil & Gas Ltd., an oil and gas company. Chairman, Xenex Laboratories Inc., a pharmaceutical chemicals supplier.	November 1, 1993	22,000 [1]
AILEEN LLOYD Director	Executive Assistant, Senate Capital Group Inc., a private venture capital company.	November 1, 1993	48,100 [1]
STEVE RISTORCELLI Director	Principal Geologist, Mine Development Associates, a mine engineering company.	February 20, 1995	70,700 [1]

1
On January 7, 2002, the Company closed a private placement of 2,000,000 special warrants, with each special warrant being convertible, without further consideration, into one common share and one share purchase warrant entitling the holder to purchase an additional common share at the price of $0.12, exercisable on or before January 7, 2004. The following directors beneficially own or exercise control or direction over, the following special warrants purchased under the private placement:

Name	Number of Special Warrants
Dennis L. Higgs	212,500
John O. McCutcheon	100,000
Aileen Lloyd	200,000
Steve Ristorcelli	15,000

The above information was provided by management of the Company.

The Company is required to have an audit committee pursuant to the provisions of the Company Act (British Columbia). The members of the Company’s audit committee are Dennis Higgs, John McCutcheon and Aileen Lloyd. The Company does not have an executive committee.

B.     Appointment of Auditor

Management proposes that Morgan & Company, Chartered Accountants, of 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1 be re-appointed as auditor of the Company for the ensuing year.

C.    Stock Option Amendments

The policy of the Canadian Venture Exchange requires that the approval of a company's disinterested shareholders be received as a condition of certain amendments to stock options held by insiders of the company.

In order to avoid the time and expense of convening a shareholders’ meeting each time it is proposed to amend insiders’ stock options, management seeks the general approval of the shareholders to such amendments. Accordingly, management proposes the following resolution:

  RESOLVED that any amendment made after the date hereof to a stock option held by an insider of the Company, which amendment has been approved by the directors and is subject to the approval of the disinterested shareholders of the Company under the policy of the Canadian Venture Exchange, be hereby approved.

All of the Company’s insiders eligible to receive stock options, and their associates, will abstain from voting on the foregoing resolution.

D.     Acquisition of Otish Mountains Mineral Properties

The Company has entered into agreements dated January 30, 2002, to acquire six mineral properties, comprising a total of 564 mineral claims covering 72,350 acres, located in the Otish Mountains region of Quebec. The individual properties are the Lac Leran property (119 mineral claims / 15,300 acres); the Lac Pigeon property (120 mineral claims / 15,400 acres); the Lac Leran #2 property (100 mineral claims / 12,900 acres); the Lac Pigeon #2 property (41 mineral claims / 5,300 acres); the Lac Joubert property (34 mineral claims / 4,300 acres); and the Lac Orillat property (150 mineral claims / 19,150 acres).

The Otish Mountains area is within the Superior Craton, which represents one of the largest accumulations of Archaen crustal rocks in the world. Ashton Mining of Canada-SOQUEM Inc. (“Ashton”) recently reported promising diamond counts at the Renard 1 and Renard 2 kimberlitic discoveries on its Otish Mountains property. According to Ashton, the 163.1 kilogram sample from the Renard 2 kimberlitic rock contained 116 micro diamonds and 29 macro diamonds. Kimberlitic indicator minerals, including pyrope garnet and chromite, were also recovered in concentrates derived from the Ashton drill core. A significant percentage of the pyrope garnets have high-chromium, low-calcium (G10) chemical compositions. The concentrates also contain elevated numbers of chromites similar in composition to the chromite inclusions that occur in diamonds. These results signal the presence of potentially high grade diamondiferous pipes in the Otish Mountains region of Quebec.

In 1998, Majescor Resources (“Majescor”) carried out a reconnaissance tills sampling program targeted at airborne magnetic anomalies in the Otish Mountains area. This program led to the discovery of kimberlite indicator minerals in two till samples. In the fall and winter of 2000, Majescor acquired five mining exploration properties totaling approximately 1,030 square kilometres in the Otish Mountains.

The properties acquired by the Company are located in proximity to the Ashton property where the Renard 1 and Renard 2 kimberlitic rocks were recently discovered, and the Majescor property. The Lac Leran property adjoins on the east side of the Ashton property and the Lac Pigeon property adjoins on the west side of the Majescor property, approximately 30 kilometres northwest of the Renard discoveries. The Lac Joubert property adjoins the Majescor property to the northeast and the Lac Pigeon #2 property adjoins the Majescor property to the west, approximately 40 kilometres west of the Renard 1 and 2 discoveries. The Lac Leran #2 property is located approximately 35 kilometres east-southeast of the Renard 1 and 2 discoveries, adjoining the east–southeast corner of the Majescor property. The Lac Orillat property adjoins the Majescor property to the north-northeast approximately 35 kilometres north of the Renard 1 and 2 discoveries, and also adjoins to the west of the Lac Joubert property described above.

The consideration payable by the Company for each property is as follows:

Lac Leran property - 165,000 shares and $23,000;
Lac Pigeon property - 165,000 shares and $23,000;
Lac Leran #2 property - $12,904;
Lac Pigeon #2 - $5,271;
Lac Joubert - $4,341;
Lac Orillat - $19,154.

All of the properties are subject to a net smelter/gross overriding royalty of 2% in favour of the optionor. In the case of the Lac Leran and Lac Pigeon properties, advance royalty payments of $15,000 per annum are payable to the optionor on each property.

With respect to each of the properties, other than the Lac Orillat property, the optionor is Dennis Higgs, the President, CEO, CFO and a director of the Company, and/or private companies wholly owned by Dennis Higgs. With respect to the Lac Orillat property, the optionor is Dennis Higgs and /or private companies wholly owned by Dennis Higgs as to approximately 66 2/3%, and Monaco Investment Corp. (“Monaco”) (wholly owned by Darcy Higgs) as to approximately 33 1/3%. Darcy Higgs is an insider of the Company by virtue of owning or exercising control or direction over in excess of 10% of the issued shares of the Company. Dennis Higgs’ original cost of the properties was $51,400 in the aggregate and Monaco’s original cost was $5,000.

The Company’s acquisition of the foregoing properties from related parties is subject to the prior approval of the Canadian Venture Exchange. Dennis Higgs currently owns, directly and indirectly, 172,820 common shares of the Company and 212,500 special warrants of the Company convertible into common shares without further consideration. Upon the issuance to him of 330,000 common shares as consideration for the Lac Leran and Lac Pigeon properties, Dennis Higgs will own 17.78% of the outstanding shares of the Company assuming the full conversion of the currently outstanding special warrants. Under these circumstances, the Canadian Venture Exchange requires disinterested shareholder approval as a condition of approving the Company’s acquisition of these properties.

In this regard, management proposes the following resolution:

  RESOLVED that the Company’s acquisition from Dennis Higgs (and/or private companies wholly owned by him) and Monaco Investment Corp. of the Lac Leran, Lac Pigeon, Lac Leran #2, Lac Pigeon #2, Lac Joubert and Lac Orillat properties, for the consideration and upon the terms and conditions described in the Information Circular forwarded to the members in connection with this meeting, be approved.

Dennis Higgs, Darcy Higgs and their associates and affiliates will abstain from voting on the foregoing resolution.

The Company retained Roscoe Postle Associates Inc. of Toronto, Ontario to prepare a technical report on the foregoing properties in accordance with National Instrument 43-101 issued by the Canadian Securities Administrators. The resulting report, entitled “Report on Diamond Exploration Properties of Thrush Industries Inc., North Central Quebec” and dated February 8, 2002, is attached to this Information Circular. Reference is also made to the Company’s news release dated February 11, 2002 and its amended material change report dated February 19, 2002.

E.     Change of Name

In light of the proposed acquisition of the mineral properties referred to in the foregoing, management considers it desirable to adopt a new name for the Company to more closely reflect its new business direction. In this regard, management proposes “Miranda Diamond Corp.” as the new name of the Company. To effect this name change, the members will be asked to approve the following special resolution:

  RESOLVED, by special resolution, that the name of the Company be changed to “Miranda Diamond Corp.” and that paragraph 1 of the Company's memorandum be altered to read as follows:

  “1. The name of the Company is Miranda Diamond Corp.”

It may occur that management hereafter determines, for valid reason, that some name other than “Miranda Diamond Corp.” should be substituted as the new name of the Company. To avoid the time and expense of convening another meeting of the members, management seeks the approval of the members to a resolution authorizing the directors to approve some other name as the new name of the Company. Accordingly, the members will be asked to approve the following special resolution:

RESOLVED, by special resolution, that in the event that the directors consider, for valid reason, that the name of the Company should be changed to some name other than “Miranda Diamond Corp.”, the directors be authorized to approve a name other than “Miranda Diamond Corp.” as the new name of the Company and to substitute such name for “Miranda Diamond Corp.” in the special resolution changing the name of the Company, and such resolution as so amended shall for all purposes be deemed a special resolution of the members.

In the event that management determines prior to the Meeting that some name other than "Miranda Diamond Corp." should be substituted as the new name of the Company, the new name will be inserted in the special resolution presented to the members for their consideration.

The proposed name change is subject to the approval of the Canadian Venture Exchange.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

CERTIFICATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 21st day of February, 2002.

“Dennis L. Higgs”
DENNIS HIGGS,
Chief Executive Officer & Chief Financial Officer

17

THRUSH INDUSTRIES INC. INSTRUMENT OF PROXY

The undersigned, being a shareholder of THRUSH INDUSTRIES INC. (the "Company"), hereby appoints DENNIS HIGGS or, failing him, AILEEN LLOYD, both directors of the Company, or , ____________________, as my proxyholder, to attend and act for me at the Annual and Extraordinary General Meeting of the Company to be held on the 27th day of March, 2002, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the undersigned with respect to the matters set forth as follows:

1.         To fix the number of directors at four.

IN FAVOUR	AGAINST

2.         To elect as a director:

	IN FAVOUR	WITHHOLD VOTE

DENNIS L. HIGGS

JOHN O. McCUTCHEON

AILEEN LLOYD

STEVE RISTORCELLI

18

3.         For the appointment of Morgan & Company, Chartered Accountants, as auditor.

IN FAVOUR	WITHHOLD VOTE

19

4.         With respect to the proposed resolution for the general approval of amendments made to stock options held by insiders, the full text of which is set forth in the Information Circular.

IN FAVOUR	AGAINST	ABSTAIN

  This resolution requires disinterested shareholder approval. Accordingly, insiders of the Company eligible to receive stock options, and their associates, are instructed to register their vote as an abstention.

5.         With respect to the proposed resolution for the approval of the acquisition of the Otish Mountains mineral properties, the full text of which is set forth in the Information Circular.

IN FAVOUR	AGAINST	ABSTAIN

  This resolution requires disinterested shareholder approval. Accordingly, members who have an interest in the transaction and their associates are instructed to register their vote as an abstention.

6.         With respect to the proposed special resolution for the approval of the Company’s name change to “Miranda Diamond Corp.”, the full text of which is set forth in the Information Circular.

IN FAVOUR	AGAINST

7.         With respect to the proposed special resolution to authorize the directors to substitute a name other than “Miranda Diamond Corp.” as the new name of the Company, the full text of which is set forth in the Information Circular.

IN FAVOUR	AGAINST

The shares represented by this instrument of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given and, if a choice is specified with respect to any matter to be acted upon, the shares will be voted

20

accordingly. This instrument of proxy confers upon the person named herein as nominee discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. This instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than those persons named in the accompanying Information Circular.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this ______ day of ____________________ , 2002.

NAME OF MEMBER	SIGNATURE OF MEMBER
(PLEASE PRINT)

Address:

If the member wishes this instrument of proxy to represent less than 100% of the shares registered in his name, indicate the number of shares to be represented hereby: _________________________

NOTES TO INSTRUMENT OF PROXY

1.         This instrument of proxy is solicited on behalf of management of the Company. Please refer to the Information Circular enclosed herewith.

  2.         If the member does not want to appoint any of the persons named in the instrument of proxy, he should strike out their names and insert, in the blank space provided, the name of the person he wishes to act as his proxyholder. Such other person need not be a member of the Company. If no choice is specified in this proxy with respect to any matter to be acted upon at the Meeting and one of the persons named in this instrument of proxy is appointed as proxyholder, the shares represented by this proxy will be voted in favour of such matter.

3.         The instrument of proxy will not be valid unless it is dated and signed. The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a company, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

4.         The form of proxy to be effective must be deposited at the Company’s transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, B.C. V6C 3B8, not less than 48 hours before the time of the Meeting, or any adjournment thereof, excluding Saturdays, Sundays and holidays.

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

April 18, 2002

Mr. Ed Chipp
1700 Foothill Road
Gardnerville, NV
89710

Attention: Mr. Ed Chipp

Dear Mr. Chipp:

Thank you for the interest you have shown in the Las Catalinas project. The preliminary geochemical, geological and geophysical evidence at Las Catalinas suggest the potential of a significant gold deposit existing within its boundaries.

This letter serves as a letter of intent between Ed Chipp, doing business as Exploraciones Paradigma, (“Chipp”) and Miranda Diamond Corp. (“TRY”) to joint venture the Las Catalinas concessions, Sonora, Mexico, as defined by the property schedule attached hereto (the “Property”).

All dollar amounts are in United States currency.

1.
Chipp will have the exclusive right to acquire a 90% interest in the Property by spending $250,000 on the Property within six years of the date of signing this letter of intent on a joint venture (“Letter of Intent”);

2.
Chipp and Miranda, (the “Parties” and ndividually the “Party”) hereby agree that upon Chipp earning a 90% interest in the Property pursuant to clause 1 herein, the Parties may agree to join and participate in a single purpose joint venture (the “Joint Venture”) for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Property. The Joint Venture shall be governed by an agreement which shall be entered into by the Parties incorporating a simple dilution clause as described in clause 3 herein, to address the event of one Party wishing to advance the Property and the other Party not wishing to participate or not being able to;

3.	Dilution shall be prorated at 1% for every additional $20,000 expended. For example if TRY elects not to contribute their portion ($2000), then TRY is reduced by 1% for each $2000 not contributed.

4.	In the case of one Party being diluted to a 5% interest in the Property, then that interest will convert to a 5% carried interest on the Property.

5.
Chipp to pay all taxes and property assessments due after the signing date of this Letter of Intent during the six years and will perform annual assessment work as required by Mexican law, unless this Letter of Intent is terminated;

Suite 306 – 1140 Homer Street, Vancouver, B.C. V6B 2X6
Tel: (604) 689-1659, Fax: (604) 689-1722

6.
TRY may buy out all of Chipp’s interest in the Property at any time prior to Chipp earning an interest in the Property under Clause 1 herein by paying to Chipp three times Chipp’s expenditures on the Property and granting Chipp a ½ % net smelter return royalty for every $50,000 that Chipp has expended on the Property pursuant to this agreement, to a maximum of a 2% net smelter return royalty.

7.	TRY may buy out all of Chipp’s interest in the Property for $1,000,000 at any time up to seven years from the date of signing this Letter of Intent;

8.
TRY may buy out all of Chipp’s interest in the Property for $5,000,000 at any time after seven years from the date of signing this Letter of Intent. TRY’s right to buy out all of Chipp’s interest in the Property will expire 10 years from the date of signing this Letter of Intent;

9.	TRY to be kept apprised of any and all work being performed on the property, including all assay results obtained;

10.
All news and information relating to the Property must be sent to TRY and TRY retains the exclusive right to issue news releases and issue information regarding the Property and the results of work being conducted on the Property, provided however, any news releases are subject to the prior approval of both Parties which approval shall not be unreasonably withheld;

11.
TRY will have the right to review the data at any time with reasonable notice, understanding that it may only be available in “field” form. All assay data will be released to TRY immediately upon receipt;

12.	All property acquired by Chipp within a 5 km area of interest surrounding the outer boundary of the Property automatically becomes subject to this Letter of Intent;

13.
Chipp has the right to withdraw from this Letter of Intent venture at any time, with 30 days written notice, provided that Chipp is not in default under any provision of the Letter of Intent. Any property taxes or assessments due within the 30 days notice period must be paid by Chipp;

14.
The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the Parties may deem necessary to effectually carry out the intent of this Letter of Intent, for the purposes of the Joint Venture;

15.	The parties will use their best efforts to formalize this Letter of Intent at such time as it is deemed necessary by either party;

Miranda is enthusiastic about the potential at Las Catalinas. We look forward to the possibility of having the project exploration advanced.

Sincerely,

MIRANDA DIAMOND CORP.

Dennis L. Higgs, B. Comm
President

Suite 306 – 1140 Homer Street, Vancouver, B.C. V6B 2X6
Tel: (604) 689-1659, Fax: (604) 689-1722

The terms of this letter are hereby agreed to and create a binding letter of intent this 22nd day of April, 2001

SIGNED, SEALED and DELIVERED BY
MIRANDA DIAMOND CORP. in the presence
of:

"Dennis L. Higgs"

"Ed Chipp"
Ed Chipp

Suite 306 – 1140 Homer Street, Vancouver, B.C. V6B 2X6
Tel: (604) 689-1659, Fax: (604) 689-1722

Schedule “A”

Minas Miranda, S.A. de C.V. maintains title to two Mexican concessions comprising the Las Catalinas project: Las Catalinas and Ampliacion Las Catalinas IV. The Las Catalinas property is located about ten kilometres southwest of Rosario de Tesopaco and 70 kilometres east of Ciudad Obregon, in south central Sonora, Mexico.

The two concessions comprise a total of approximately 2,271 hectares.

Type	Name	Date	Title	Status
Exploration	Las Catalinas	November, 1997	207509	Current
Exploration	Ampliación Las Catalinas IV	June, 2000	212506	Current.

Suite 306 – 1140 Homer Street, Vancouver, B.C. V6B 2X6
Tel: (604) 689-1659, Fax: (604) 689-1722

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 24th day of June, 2002.

BETWEEN:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor”)

OF THE FIRST PART

AND:	BRADEN TECHNOLOGIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Braden”)

OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 18th day of February, 1999 (the “Agreement”), and an amendment agreement dated June 25, 2001 with respect to the acquisition by Braden of an option on the Secret Basin property; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.	By the deletion of paragraph 2.01 in its entirety and the substitution therefor of the following:

2.01. The Optionor hereby grants to Braden the exclusive right and option to acquire an undivided 50% right, title and interest in and to the Property for total consideration consisting of cash payments to the Optionor totalling $1000 and the incurrence of Property Expenditures totalling $250,000 to be made as follows:

(a)	upon execution of this Agreement, the payment to the Optionor of the sum of $1000;

(b)	by December 31, 2002 the incurrence of Property Expenditures in the amount of $10,000;

(c)	by June 30, 2003, the incurrence of Property Expenditures in the cumulative amount of $250,000.

2. The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF MIRANDA	c/s
DIAMOND CORP. was hereunto
affixed in the presence of:

/s/ Aileen Lloyd

THE COMMON SEAL OF BRADEN	c/s
TECHNOLOGIES INC, was hereunto
affixed in the presence of:

/s/ Peter Bell

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Leran #2” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $12,904 to be made as follows:

	(a)	the payment to the Optionor of $2,000, the receipt of which is hereby acknowledged;

	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $10,904.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based , if necessary, on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Thrush shall not obligate Thrush to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02	Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”).

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

	(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02	Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01	The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this

Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

(a) in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

(b) in the event that Thrush shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c) in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

(c) transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01	This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC.
Suite306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr”

Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1.       Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2.       Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3.       Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4.       Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

              4.1       For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)
charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

              4.2      For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)
charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)
penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

              4.3       Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

               4.3.1       Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

               4.3.2        Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

               4.4          Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

              4.5           Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

              4.5.1        Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

              4.5.2        Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

              4.6           Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5.        Books; Records: Inspections; Confidentiality.

               5.1           Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

               5.2           Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

               5.3           Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

               5.4           Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

               5.5           Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6.       Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

               6.1           Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

               6.2           Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7.       Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8.       Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.        Title Maintenance, Maintenance, and Taxes; Abandonment.

               9.1           Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

               9.2           Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1           Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2           General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3           Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1           The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2           In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

          4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART
WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 1 mineral claim comprising 129 acres (52.28 hectares), ( the “Lac Leran # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $12,904 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.	By the deletion of paragraph 2.01(a) and 2.01 (b) in their entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $129, such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects. IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC, and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 1 mineral claim comprising 129 acres (52.28 hectares), ( the “Lac Leran # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $12,904 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $129, such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd

Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 1 mineral claim comprising 129 acres (52.28 hectares), ( the “Lac Leran # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $129.00 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $129, such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Pigeon #2” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $5,271 to be made as follows:

	(a)	the payment to the Optionor of $1,000, the receipt of which is hereby acknowledged;
	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $4,271.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based , if necessary, on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Thrush shall not obligate Thrush to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02
Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01	Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”).

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

	(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01	The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this

Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

(a) in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

(b) in the event that Thrush shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c)
in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

(a) if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

(c) transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01	This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC.
Suite306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr”

Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)
charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)
charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)
penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 41 mineral claims comprising 5,271 acres (2,133 hectares), ( the “Lac Pigeon # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $5,271 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) and 2.01 (b) in their entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 5,271, such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC, and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 41 mineral claims comprising 5,271 acres (2,133 hectares), ( the “Lac Pigeon # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $5,271 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 5,271, such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC), and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and all together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 41 mineral claims comprising 5,271 acres (2,133 hectares), ( the “Lac Pigeon # 2” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $5,271 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 5,271, such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC), and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc. and/or
Monaco Investment Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Orillat” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii) all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $19,154 to be made as follows:

	(a)	the payment to the Optionor of $2,000, the receipt of which is hereby acknowledged;

	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $17,154.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based , if necessary, on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Thrush shall not obligate Thrush to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02
Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02	Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a) Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)	Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01	The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01	With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

(a) in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

(b) in the event that Thrush shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c) in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

(c) transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01	This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC.
Suite306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MONACO
INVESTMENT CORP. and affixed in the
presence of :

“Darcy Higgs”

Authorized Signatory

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr”

Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

          4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

          4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MONACO INVESTMENT CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.	The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 39 mineral claims comprising 4978 acres (2,014 hectares), ( the “Lac Orillat” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $19,154 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) and 2.01 (b) in their entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $4,978, such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MONACO
INVESTMENT CORP. and affixed in the
presence of :

“Darcy Higgs”

Authorized Signatory

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC, and affixed in the
presence of:

“Aileen Fehr”

Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MONACO INVESTMENT CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 39 mineral claims comprising 4978 acres (2,014 hectares), ( the “Lac Orillat” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,978 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $4,978, such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MONACO
INVESTMENT CORP. and affixed in the
presence of :

“Darcy Higgs”

Authorized Signatory

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (formerly Thrush Industries Inc.)
and affixed in the presence of:

“Aileen Fehr”

Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MONACO INVESTMENT CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and all together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 39 mineral claims comprising 4978 acres (2,014 hectares), ( the “Lac Orillat” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,978 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraph 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $4,978, such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MONACO
INVESTMENT CORP. and affixed in the
presence of :

“Darcy Higgs”

Authorized Signatory

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (formerly Thrush Industries Inc.)
and affixed in the presence of:

“Aileen Fehr”

Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc., and/or
Menace Capital Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART

AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Pigeon” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of the issuance of 165,000 common shares of Thrush and cash payments to the Optionor totalling $23,000 to be made as follows:

	(a)	the payment to the Optionor of $5,000, the receipt of which is hereby acknowledged;

	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $18,000.

2.02	The cash payment and share issuance provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment and share issuance provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
The Optionor acknowledges that the shares to be issued pursuant to paragraph 2.01will be issued pursuant to available exemptions under the Securities Act (British Columbia), the requirements of which may be subject to change. Thrush makes no representation as to any resale restrictions which may be imposed with respect to such shares from time to time.

2.05
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any share issuances or cash payments by Thrush shall not obligate Thrush to do any further acts or make any further share issuances or payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02
Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

4.03
Thrush shall make a minimum annual advance royalty payment of $15,000 due on or before each anniversary date of this Agreement. This advance royalty shall be paid each year, subject to this Agreement being terminated pursuant to Article 11, regardless of any actual production or mining or procuring of diamonds, other minerals, ores, and metals from and out of the Property.

5.	PAYMENTS AND SHARE ISSUANCES

5.01
The payments and share issuances to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

	(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

	(g)	Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01
The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

(a) in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

(b) in the event that Thrush shall fail to comply with any of the requirements to issue shares and make cash payments in the amounts and within the time limits set forth in Article 2;

(c) in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)	transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

	(f)	ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01
This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC.
Suite306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

The COMMON SEAL of MENACE	c/s
CAPITAL CORP., was hereunto affixed
in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr” Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                   4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 120 mineral claims comprising 15,390 acres (6,229 hectares), ( the “Lac Pigeon” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of the issuance of 165,000 common shares of Thrush and cash payments to the Optionor totalling $23,000 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) and 2.01 (b) in their entirety and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of :

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC, and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 120 mineral claims comprising 15,390 acres (6,229 hectares), ( the “Lac Pigeon” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of the issuance of 165,000 common shares of Thrush and cash payments to the Optionor totalling $23,000 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of :

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and all together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 120 mineral claims comprising 15,390 acres (6,229 hectares), ( the “Lac Pigeon” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of the issuance of 165,000 common shares of Thrush and cash payments to the Optionor totalling $23,000 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of :

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”

Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc., and/or
Menace Capital Corp. and/or
Dennis Higgs
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Leran” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of the issuance of 165,000 common shares of Thrush and cash payments to the Optionor totalling $23,000 to be made as follows:

	(a)	the payment to the Optionor of $5,000, the receipt of which is hereby acknowledged;

	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $18,000.

2.02	The cash payment and share issuance provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment and share issuance provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
The Optionor acknowledges that the shares to be issued pursuant to paragraph 2.01will be issued pursuant to available exemptions under the Securities Act (British Columbia), the requirements of which may be subject to change. Thrush makes no representation as to any resale restrictions which may be imposed with respect to such shares from time to time.

2.05
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any share issuances or cash payments by Thrush shall not obligate Thrush to do any further acts or make any further share issuances or payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02
Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

4.03
Thrush shall make a minimum annual advance royalty payment of $15,000 due on or before each anniversary date of this Agreement. This advance royalty shall be paid each year, subject to this Agreement being terminated pursuant to Article 11, regardless of any actual production or mining or procuring of diamonds, other minerals, ores, and metals from and out of the Property.

5.	PAYMENTS AND SHARE ISSUANCES

5.01
The payments and share issuances to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

	(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

	(g)	Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01
The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

(a) in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

(b) in the event that Thrush shall fail to comply with any of the requirements to issue shares and make cash payments in the amounts and within the time limits set forth in Article 2;

(c)
in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)	transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

	(f)	ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01
This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC.
Suite306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

The COMMON SEAL of MENACE	c/s
CAPITAL CORP., was hereunto affixed
in the presence of:

“Dennis Higgs”

“Dennis Higgs”
Dennis Higgs

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr”
Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP. and/or
DENNIS HIGGS
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 119 mineral claims comprising 15,357 acres (6,215 hectares), ( the “Lac Leran” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting the issuance of 165,000 commons shares of Thrush and of cash payments to the Optionor totalling $23,000 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) and 2.01 (b) in their entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of:

“Dennis Higgs”

“Dennis Higgs”
Dennis Higgs

SIGNED AND DELIVERED BY THRUSH	c/s
INDUSTRIES INC, and affixed in the
presence of:

“Aileen Fehr”
Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP. and/or
DENNIS HIGGS
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 119 mineral claims comprising 15,357 acres (6,215 hectares), ( the “Lac Leran” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of the issuance of 165,000 commons shares of Thrush and cash payments to the Optionor totalling $23,000 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of:

“Dennis Higgs”

“Dennis Higgs”
Dennis Higgs

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH	c/s
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”
Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC. and/or
MENACE CAPITAL CORP. and/or
DENNIS HIGGS
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and all together comprise an amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 119 mineral claims comprising 15,357 acres (6,215 hectares), ( the “Lac Leran” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of the issuance of 165,000 commons shares of Thrush and cash payments to the Optionor totalling $23,000 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the issuance to the Optionor of 165,000 common shares of Thrush and the payment to the Optionor of $23,000, such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL CORP. was hereunto affixed
affixed in the presence of:

“Dennis Higgs”

THE COMMON SEAL OF MENACE	c/s
CAPITAL CORP. was hereunto affixed
in the presence of:

“Dennis Higgs”

“Dennis Higgs”
Dennis Higgs

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH	c/s
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”
Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of January, 2002

BETWEEN:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Joubert” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, although confirmations of title to the claims have not yet been issued;

AND WHEREAS Thrush is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the Canadian Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i)
those mining claims to which title has been granted to the Optionor by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof. The Optionor has made staking applications for a 100% interest in several claims in the Province of Quebec, which are listed in Schedule A. Title for some of those staking applications may not be granted to the Optionor, and in such case, those mining claims listed in Schedule A to which title has not been granted to the Optionor shall not be included in the definition of “Property” for the purposes of this agreement; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionor is entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Thrush the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,341 to be made as follows:

	(a)	the payment to the Optionor of $1,000, the receipt of which is hereby acknowledged;

	(b)	upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $3,341.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the shareholders of Thrush, at an annual and extraordinary general meeting proposed to be held on March 27, 2002 (and any adjournments) and of the Exchange, based , if necessary, on the submission of engineering data satisfactory to the Exchange, which Thrush undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Thrush has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Thrush of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Thrush shall not obligate Thrush to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01
Upon execution of this Agreement Thrush shall be entitled to record this Agreement against title to the Property, once title is granted by the Province of Quebec, Ministere des Ressources Naturelles to the Optionor.

3.02
Upon Thrush exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Thrush duly executed transfers for the transfer to Thrush of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Thrush agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF THRUSH

6.01	Thrush covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Thrush shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Thrush shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

	(c)	Thrush shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Thrush’s operations thereon;

(d)
Thrush shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Thrush’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Thrush shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Thrush or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Thrush shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Thrush shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Thrush, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Thrush shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Thrush shall provide to the Optionor, semi-annually, a summary report outlining Thrush’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Thrush’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Thrush, its servants, agents and workmen and any persons duly authorized by Thrush, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Thrush in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Thrush shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a)
the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

(d) the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Thrush hereby represents and warrants that:

(a)
Thrush has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Thrush or any contract or other commitment to which Thrush is party; and

(b) the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Thrush.

9.	CONFIDENTIALITY OF INFORMATION

9.01	The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Thrush, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Thrush while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

	(a)	in the event that Thrush, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

	(b)	in the event that Thrush shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

	(c)	in the event that Thrush shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Thrush of written notice from the Optionor of such default, Thrush has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Thrush gives notice that it denies that a default has occurred, Thrush shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Thrush shall:

	(a)	if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)	transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non-interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Thrush or, to the extent within Thrush’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

	(f)	ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Thrush shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Thrush shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01	This Agreement is subject to the prior approval of the Exchange. Thrush shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by April 15, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Thrush shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Thrush.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc. Suite 306 – 1140 Homer Street Vancouver, B.C. V6B 2X6 Fax: (604) 689-1722

In the case of Thrush:	THRUSH INDUSTRIES INC. Suite306 – 1140 Homer Street Vancouver, British Columbia V6B 2X6 Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC. and affixed in the presence
of:

“Aileen Fehr”
Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in-interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 14th day of April, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART

AND:	THRUSH INDUSTRIES INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), with respect of an option to acquire an undivided 100% right, title and interest in and to 34 mineral claims comprising 4,341 acres (1,757 hectares), ( the “Lac Joubert” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,341 on or before April 15, 2002; and

B.	The parties now wish to amend the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) and 2.01 (b) in their entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 4,341,such payment to be paid in full by May 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY THRUSH
INDUSTRIES INC, and
affixed in the presence of:

“Aileen Lloyd”
Authorized Signatory

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 29th day of May, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART
AND:	MIRANDA DIAMOND CORP.
(FORMERLY THRUSH INDUSTRIES INC.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and an amendment agreement dated April 14, 2002 which amended the Agreement and together comprise and amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 34 mineral claims comprising 4,341 acres (1,757 hectares), ( the “Lac Joubert” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,341 on or before May 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 4,341,such payment to be paid in full by June 30, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”
Authorized Signatory

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of June, 2002.

BETWEEN:	UBEX CAPITAL INC.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(the “Optionor”)
OF THE FIRST PART
AND:	MIRANDA DIAMOND CORP.
(FORMERLY THRUSH INDUSTRIES INC.)
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

(“Thrush”)
OF THE SECOND PART

WHEREAS:

A.
The parties entered into a property option agreement dated the 30th day of January, 2002 (the “Agreement”), and amendment agreements dated April 14, 2002 and May 29, 2002 which amended the Agreement and all together comprise and amended agreement (the “Amended Agreement”) with respect of an option to acquire an undivided 100% right, title and interest in and to 34 mineral claims comprising 4,341 acres (1,757 hectares), ( the “Lac Joubert” property) subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of the Agreement, for total consideration consisting of cash payments to the Optionor totalling $4,341 on or before June 30, 2002; and

B.	The parties now wish to amend the Amended Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Amended Agreement is amended as follows:

1.

By the deletion of paragraphs 2.01(a) in its entirety, and the substitution therefor of the following:

2.01 (a) upon shareholder approval and approval of this Agreement by the Exchange, the payment to the Optionor of $ 4,341,such payment to be paid in full by July 31, 2002.

The parties hereby ratify and confirm the Agreement in all other respects.

IN WITNESS WHEREOF the parties hereto have executed this Third Amendment Agreement as of the day and year first above written.

THE COMMON SEAL OF UBEX	c/s
CAPITAL INC. was hereunto
affixed in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA
DIAMOND CORP. (FORMERLY THRUSH
INDUSTRIES INC.), and affixed in the
presence of:

“Aileen Lloyd”
Authorized Signatory

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 10th day of September, 2002

BETWEEN:	Ubex Capital Inc., and
Carleen Higgs
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Miranda”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Taffanel” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, and certificates of title to the claims have been issued;

AND WHEREAS Miranda is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the TSX Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i) those mining claims to which title has been granted to the Optionors by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionors are entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Miranda the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $6,000 to be made as follows:

	(a)	the payment to the Optionors of $2,000, the receipt of which is hereby acknowledged;

	(b)	upon approval of this Agreement by the Exchange, the payment to the Optionor of $4,000.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the Exchange, for which Miranda undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Miranda has filed for the required approval referred to herein with the Exchange within a reasonable time, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Miranda of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Miranda shall not obligate Miranda to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01	Upon execution of this Agreement Miranda shall be entitled to record this Agreement against title to the Property.

3.02
Upon Miranda exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Miranda duly executed transfers for the transfer to Miranda of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF MIRANDA

6.01	Miranda covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Miranda shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Miranda shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

(c) Miranda shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Miranda’s operations thereon;

(d)
Miranda shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Miranda’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Miranda shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Miranda or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Miranda shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Miranda shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Miranda, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Miranda shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Miranda shall provide to the Optionor, semi-annually, a summary report outlining Miranda’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Miranda’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Miranda, its servants, agents and workmen and any persons duly authorized by Miranda, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Miranda in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Miranda shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a) the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best info rmation, knowledge, and belief of the Optionor; and

	(d)	the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Miranda hereby represents and warrants that:

(a)
Miranda has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Miranda or any contract or other commitment to which Miranda is party; and

	(b)	the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Miranda.

9.	CONFIDENTIALITY OF INFORMATION

9.01
The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Miranda, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Miranda while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

	(a)	in the event that Miranda, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

	(b)	in the event that Miranda shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c)
in the event that Miranda shall fail to comply with any of its obligatio ns hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Miranda of written notice from the Optionor of such default, Miranda has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Miranda gives notice that it denies that a default has occurred, Miranda shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Miranda shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)	transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non- interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Miranda or, to the extent within Miranda’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclama tion and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Mirand a shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Miranda shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01
This Agreement is subject to the prior approval of the Exchange. Miranda shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by October 31, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Miranda.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Miranda:	MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

SIGNED AND DELIVERED BY Carleen Higgs:

“Carleen Higgs”
Carleen Higgs

The COMMON SEAL of MIRANDA	c/s
DIAMOND CORP. was hereunto affixed
in the presence of:

“Aileen Lloyd"

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors- in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automa tically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours sha ll not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including witho ut limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statementexplaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information ge nerated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property sha ll be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice tha t Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehe nsive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 10th day of September, 2002

BETWEEN:	Ubex Capital Inc., and
Carleen Higgs
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Miranda”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Square Rock” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, and certificates of title to the claims have been issued;

AND WHEREAS Miranda is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the TSX Venture Exchange;

	(b)	“Gross Overriding Royalty” sha ll have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i) those mining claims to which title has been granted to the Optionors by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionors are entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Miranda the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $7,500 to be made as follows:

	(a)	the payment to the Optionors of $2,000, the receipt of which is hereby acknowledged;

	(b)	upon approval of this Agreement by the Exchange, the payment to the Optionor of $5,500.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the Exchange, for which Miranda undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Miranda has filed for the required approval referred to herein with the Exchange within a reasonable time, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Miranda of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Miranda shall not obligate Miranda to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01	Upon execution of this Agreement Miranda shall be entitled to record this Agreement against title to the Property.

3.02
Upon Miranda exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Miranda duly executed transfers for the transfer to Miranda of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF MIRANDA

6.01	Miranda covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Miranda shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Miranda shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

(c) Miranda shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Miranda’s operations thereon;

(d)
Miranda shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Miranda’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Miranda shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Miranda or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Miranda shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Miranda shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Miranda, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Miranda shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h) Miranda shall provide to the Optionor, semi-annually, a summary report outlining Miranda’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Miranda’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Miranda, its servants, agents and workmen and any persons duly authorized by Miranda, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Miranda in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, me tals, diamonds, or other products recovered in any manner therefrom.

7.02
Miranda shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a) the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

(c)
if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best nformation, knowledge, and belief of the Optionor; and

	(d)	the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Miranda hereby represents and warrants that:

(a)
Miranda has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Miranda or any contract or other commitment to which Miranda is party; and

	(b)	the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Miranda.

9.	CONFIDENTIALITY OF INFORMATION

9.01
The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Miranda, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Miranda while any material, confidential information in its possession relating to this Agreement or the Property remains und isclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

	(a)		in the event that Miranda, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the terminatio n of this Agreement;

	(b)		in the event that Miranda shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c)
in the event that Miranda shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Miranda of written notice from the Optionor of such default, Miranda has not:

		(i)	cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

		(ii)	given the Optionor notice that it denies that such fault has occurred.

In the event that Miranda gives notice that it denies that a default has occurred, Miranda shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Miranda shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to maintain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)		transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non- interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Miranda or, to the extent within Miranda’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Miranda shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Miranda shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future la w or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01
This Agreement is subject to the prior approval of the Exchange. Miranda shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by October 31, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Miranda.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Miranda:	MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs"

SIGNED AND DELIVERED BY Carleen Higgs

“Carleen Higgs"
Carleen Higgs

The COMMON SEAL of MIRANDA	c/s
DIAMOND CORP. was hereunto affixed
in the presence of:

“Aileen Lloyd”

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors- in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be governed by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account ma intained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public doma in; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to who m an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages whic h may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recovered from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and ho ld Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall ha ve precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonme nt.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 10th day of September, 2002

BETWEEN:	Ubex Capital Inc., and
Monaco Investment Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(the “Optionor” or the “Optionors”)
OF THE FIRST PART
AND:	Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

(“Miranda”)
OF THE SECOND PART

WHEREAS the Optionor has made staking applications for a 100% interest in certain exploration claims in the Otish Mountains region of Quebec (the “Lac Herve” property), through the internet by way of the website maintained by the Province of Quebec for such purposes;

AND WHEREAS such applications to stake claims have been received by the Province of Quebec, Ministere des Ressources Naturelles, and certificates of title to the claims have been issued;

AND WHEREAS Miranda is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.	DEFINITIONS

1.01	In this Agreement:

	(a)	“Exchange” means the TSX Venture Exchange;

	(b)	“Gross Overriding Royalty” shall have the meaning ascribed by Schedule C attached hereto;

	(c)	“Net Smelter Returns” shall have the meaning ascribed by Schedule B attached hereto;

	(d)	"Property" means and includes:

(i) those mining claims to which title has been granted to the Optionors by the Province of Quebec and more particularly described in Schedule A attached hereto and forming part hereof; and

(ii)
all rights and appurtenances pertaining to the mining claims more particularly described in Schedule A including all water and water rights, rights of way and easements, both recorded and unrecorded, to which the Optionors are entitled in respect thereof.

2.	ACQUISITION OF INTEREST

2.01
The Optionor hereby grants to Miranda the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property, subject to the Net Smelter Returns and Gross Overriding Royalty described in Article 4 of this Agreement, for total consideration consisting of cash payments to the Optionor totalling $27,700 to be made as follows:

	(a)	the payment to the Optionors of $5,000, the receipt of which is hereby acknowledged;

	(b)	upon approval of this Agreement by the Exchange, the payment to the Optionor of $22,700.

2.02	The cash payment provided for in subparagraph 2.01 (b) shall be subject to receipt of title certificates for the exploration claims comprising the Property.

2.03
The cash payment provided for in subparagraph 2.01 (b) shall be subject to the prior approval of the Exchange, for which Miranda undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by the earliest possible date. Notwithstanding any other provision of this Agreement, so long as Miranda has filed for the required approval referred to herein with the Exchange within a reasonable time, the time for making any cash payment or share issuance referred to in this paragraph shall be extended, where necessary, to the day that is five business days following the receipt by Miranda of the necessary Exchange approval.

2.04
This Agreement is an option only and, subject to paragraph 11.02, the doing of any act or the incurrence of any cash payments by Miranda shall not obligate Miranda to do any further acts or make any further payments.

3.	TRANSFER OF TITLE

3.01	Upon execution of this Agreement Miranda shall be entitled to record this Agreement against title to the Property.

3.02
Upon Miranda exercising the option to acquire the Property pursuant to article 2, the Optionor shall deliver to Miranda duly executed transfers for the transfer to Miranda of a 100% interest in and to the Property, subject to the royalty interest pursuant to Article 4.

4.	ROYALTY

4.01
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to 2% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

4.02
Miranda agrees that the Property shall be subject to a royalty in favour of the Optionor equal to a 2% Gross Overriding Royalty to be calculated and paid according to and otherwise governed by Schedule C hereto.

5.	PAYMENTS

5.01
The payments to be made to the Optionors pursuant to section 2 and such other payments as are to be made to the Optionors pursuant to this Agreement shall be made in full to Ubex Capital Inc. (“Ubex”). Ubex shall determine with the Optionors the percentage portions of the payments to each of the Optionors.

6.	COVENANTS OF MIRANDA

6.01	Miranda covenants and agrees with the Optionor that during the term of this Agreement:

(a)
Miranda shall record or cause to be recorded as assessment work all work conducted on the Property and otherwise shall maintain the Property in good standing at all times during the currency of this Agreement and shall ensure that any annual maintenance fees required by the Province of Quebec for any claim subject hereto is paid for each year and copies of receipts for such payment are forwarded to the Optionor for each year;

(b)
Miranda shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds and the conduct of all reclamation work as may be required by any governmental regulations or regulatory authorities;

(c) Miranda shall pay or cause to be paid any rates, taxes, duties, royalties, Worker’s Compensation or other assessments or fees levied with respect to the Property or Miranda’s operations thereon;

(d)
Miranda shall hold harmless, indemnify, and defend the Optionor from any claims, loss, damage, judgement or expense for loss or damage to property and death, including environmental damages, or injury to persons arising out of Miranda’s activities or operations on the Property, except to the extent that any such claim, loss, damage, judgement, or expense is caused by the negligence of the Optionor, its employees, agents or assigns;

(e)
Miranda shall ensure that, in connection with the entry onto the Property of any exploration contractor or other worker, there shall be in place, either through Miranda or such contractor or worker, comprehensive broad-form liability insurance covering claims for personal injury, death or property damage with a coverage limit of at least $1,000,000;

(f)
Miranda shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

(g)
Miranda shall allow any duly authorized agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Miranda, provided however that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Miranda shall not be liable for, any injury incurred while on the Property, howsoever caused; and

(h)
Miranda shall provide to the Optionor, semi-annually, a summary report outlining Miranda’s progress on the Property and shall provide to Optionor, annually, a copy of all factual, non-interpretive data derived from Miranda’s operations on the Property.

7.	RIGHT OF ENTRY

7.01
During the currency of this Agreement, Miranda, its servants, agents and workmen and any persons duly authorized by Miranda, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Miranda in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, diamonds, or other products recovered in any manner therefrom.

7.02
Miranda shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Optionor with respect to the Property and shall be entitled to take copies thereof.

8.	REPRESENTATIONS AND WARRANTIES

8.01	The Optionor hereby represents and warrants that:

(a) the Optionor has made staking applications for a 100% interest in the exploration claims comprising the Property and has the right to enter into this Agreement to sell and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

	(b)	applications for the exploration claims comprising the Property have been, to the best information, knowledge, and belief of the Optionor, properly staked through the internet by way of the website maintained by the Province of Quebec for such purposes, and to the best information, knowledge, and belief of the Optionor there are no disputes over the title, staking or recording of such mineral claims;

	(c)	if title is awarded to the Optionor, the mineral claims comprising the Property will be in good standing and free and clear of any liens, charges or encumbrances of any nature or kind whatsoever, to the best information, knowledge, and belief of the Optionor; and

	(d)	the Optionor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

8.02	Miranda hereby represents and warrants that:

(a)
Miranda has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Miranda or any contract or other commitment to which Miranda is party; and

	(b)	the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Miranda.

9.	CONFIDENTIALITY OF INFORMATION

9.01
The Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Optionor shall not, without the express written consent of Miranda, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Optionor buy, sell or otherwise deal in the shares of Miranda while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

10.	ASSIGNMENT

10.01
With the consent of the other party, which consent shall not be unreasonably withheld, each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

11.	TERMINATION

11.01	This Agreement shall terminate upon the occurrence of one of the following events:

	(a)	in the event that Miranda, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Optionor of the termination of this Agreement;

	(b)	in the event that Miranda shall fail to comply with any of the requirements to make cash payments in the amounts and within the time limits set forth in Article 2;

(c)
in the event that Miranda shall fail to comply with any of its obligations hereunder, other than the obligations referred to in subparagraph 11.01(b), and, subject to paragraph 12.01, within 30 days of receipt by Miranda of written notice from the Optionor of such default, Miranda has not:

(i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii) given the Optionor notice that it denies that such fault has occurred.

In the event that Miranda gives notice that it denies that a default has occurred, Miranda shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

11.02	Upon termination of this Agreement under paragraph 11.01, Miranda shall:

(a)
if termination occurs after July 31 of the year in which it occurs, have completed and either recorded or delivered to the Optionor, in a form satisfactory for filing, sufficient assessment work on the Property to ma intain the Property in good standing for a period of at least one year from the date of termination;

(b)
have paid, as required by the Province of Quebec any annual maintenance fees and/or taxes necessary to hold all the exploration claims subject to this Agreement for the one year period beginning January 1 immediately following termination, and provided proof of such payment to the Optionor by December 15 immediately following termination;

	(c)	transfer title to the Property to the Optionor free and clear of all liens, charges and encumbrances and obligations for reclamation or detoxification;

(d)
turn over to the Optionor copies of all non- interpretive maps, reports, sample results, contracts and other data and documentation in the possession of Miranda or, to the extent within Miranda’s control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property;

(e)
ensure that the Property is in a safe condition and complies with all environmental and safety standards including standards for reclamation and detoxification, imposed by any duly authorized regulatory authority; and

(f) ensure that its covenants under subparagraphs 6.01 (a) through (e) have been fully complied with.

11.03
Upon the termination of this Agreement under paragraph 11.01, Miranda shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations in paragraph 11.02.

11.04
Upon termination of this Agreement under paragraph 11.01, Miranda shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

12.	FORCE MAJEURE

12.01
The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

13.	REGULATORY APPROVAL

13.01
This Agreement is subject to the prior approval of the Exchange. Miranda shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by October 31, 2002, this Agreement shall be null and void and of no further effect.

14.	AFTER-ACQUIRED PROPERTY

14.01
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property to be described in Schedule A hereto, such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included.

14.02
In the event that at any time hereafter Miranda shall acquire any portion of any combined group of any mining claims, any mining claim, lease, or other mineral right or interest within a three kilometre radius of the outside boundary of the Property as constituted on the date of this Agreement, such interest shall be subject to the royalties in favour of the Optionor as described in Article 4 of this Agreement, and, if so requested by the Optionor, shall be transferred to the Optionor upon abandonment by Miranda.

15.	NOTICES

15.01
Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Optionor:	Ubex Capital Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6
Fax: (604) 689-1722

In the case of Miranda:	MIRANDA DIAMOND CORP.
Suite 306 – 1140 Homer Street
Vancouver, British Columbia
V6B 2X6
Fax: (604) 689-1722

and any such notice given us aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof provided however that during the period of any postal interruption in Canada or the United States any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 15.01.

16. GENERAL TERMS AND CONDITIONS

16.01 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

16.02 This Agreement shall constitute the ent ire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

16.03 Time shall be of the essence of this Agreement.

16.04 The titles to the articles in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

16.05 All currency references contained in this Agreement shall be deemed to be references to Canadian funds.

16.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

16.08 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16.09 In the event that any suit, legal action, or arbitration proceeding is instituted to interpret or enforce the terms of this Agreement, including but not limited to any contest proceeding under paragraph 11.01, the prevailing party shall be entitled to recover from the other party such sum as the court or arbitrator may adjudge reasonable for attorney’s fees at trial and on appeal of such suit, action or proceeding in addition to all other sums provided by law.

16.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The COMMON SEAL of UBEX CAPITAL	c/s
INC. was hereunto affixed in the presence
of:

“Dennis Higgs”

The COMMON SEAL of MONACO	c/s
INVESTMENT CORP., was hereunto affixed
in the presence of:

“Dennis Higgs”

SIGNED AND DELIVERED BY MIRANDA	c/s
DIAMOND CORP. and affixed in the presence
of:

“Aileen Lloyd”
Authorized Signatory

Schedule B

NET SMELTER RETURN ROYALTY

          References in this Schedule B to Sections and Articles in this Schedule B are so identified, and references in this Schedule B to Sections and Articles in the agreement to which this Schedule B is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule B except as otherwise expressly stated in this Schedule B. The Net Smelter Returns royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule B, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors- in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule B, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Production Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (“Royalty”) pursuant to the terms and provisions of this Schedule B.

3. Term. The term of the Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Royalty constitutes a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Production Royalty. Grantor shall pay to Grantee a perpetual Royalty in the amount of two percent (2%) of Net Smelter Returns from the sale or other disposition of all locatable minerals produced from the Properties determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 For Precious Metals. Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production delivered to the smelter, refiner, processor, purchaser or other recipient (including the operator) of such production, or an insurer as a result of casualty to such production (collectively, “Payor”) during the preceding calendar month by (ii) for gold, the average of the London Bullion Market, Morning Fix, spot prices for the preceding calendar month; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for refining bullion from the Beneficiated Precious Metals contained in such production (as used in this Agreement, “Beneficiated Precious Metals” includes only doré or concentrates of Precious Metals produced by Grantor’s final mill or other processing plant, but does not include raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals); and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precio us Metals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 For Other Minerals. Net Smelter Returns, in the case of all metals, minerals, mineral substances, and the beneficiated products thereof, which are not or do not contain economically recoverable Precious Metals (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(1)	charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantor’ mill or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(2)	penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor’ mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

Notwithstanding anything contained in the foregoing, the term “Other Minerals” shall not be deemed to include “Diamonds” as defined in Schedule C to the Main Agreement, it being the intention of the parties that all payments of royalties in respect of Diamonds shall be go verned by Schedule C attached to the Main Agreement.

          4.3 Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Grantor for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.4), the smelter, refiner, processor, purchaser, or other user (“Payor”) of the Precious Metals or Other Minerals shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Grantee as provided in Sections 4.3.1 and 4.3.2. Once the Payor has received instructions from Grantee, such instructions shall remain in effect until the Payor has received different instructions from Grantee. All contractual or other arrangements entered into by Grantor with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.3 and 4.4 hereof and Grantor shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.3 and 4.4 in form and substance enforceable by Grantee. Grantor acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Grantor of that obligation, and Grantor agrees to indemnify, protect and defend Grantee from and against any loss, cost

(including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Grantor with the Payor pursuant to or for the purposes of complying with Sections 4.3 and 4.4 hereof. Grantee may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.3.1 and 4.3.2 by giving written notice thereof to Grantor and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.3 and 4.4 shall be paid by Grantee, and Grantor shall have no liability or responsibility therefor.

                    4.3.1 Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995 + fine gold) directly to Payee’s account maintained with the Payor as directed by Payee, or (b) by delivery of a cheque or draft payable to Payee’s account with a bank to be designated in writing by Payee. In the event Payee instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

                    4.3.2 Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to the Payee’s account with a bank to be designated in writing by Payee.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later that thirty (30) days after the delivery to the Payor of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.1 with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

                    4.5.2 Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Section 4.2 with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to the Payor or credited to the account or benefit of Grantor, whichever first occurs, by the Payor.

          4.6 Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Grantor showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Grantor shall determine the amount of Royalty due and payable to Payee from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.4, and absent timely objection, if any, made by Payee, Grantor may dispose of the materials and data required to be kept and produced by this Section 4.6.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter, Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement without the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the property; (ii) Payee’s rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property no t part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined by using the best engineering and technical practices then available, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Precious Metals and Other Minerals previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehens ive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule B as applicable.

          11.2 In this Schedule B in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

Schedule C

GROSS OVERRIDING ROYALTY

          References in this Schedule C to Sections and Articles in this Schedule C are so identified, and references in this Schedule C to Sections and Articles in the agreement to which this Schedule C is attached ( the “Main Agreement”) are so identified. The defined words used in the Main Agreement shall have the same meaning when used in this Schedule C except as otherwise expressly stated in this Schedule C. The Gross Overriding Royalty defined in Article 1 of the Main Agreement shall be determined and governed as follows:

1. Meaning of Terms.

          1.1 As used in this Schedule C, the term “Grantor” shall mean Optionee as defined in the Main Agreement, and shall include all of Optionee’s successors-in- interest, including without limitation, assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects.

          1.2 As used in this Schedule C, the term “Grantee” and/or “Payee” shall mean the Optionor as defined in the Main Agreement, and shall include all of the Optionor’s successors-in- interest, including without limitation assignees, partners, joint venture partners, lessees and when applicable mortgagees and affiliated companies having or claiming an interest in the Properties or projects or the participating interest of the Grantee.

2. Establishment of Gross Overriding Royalty. Grantor shall pay to Grantee the royalty described in Section 4 below (the “Gross Overriding Royalty”) pursuant to the terms and provisions of this Schedule C.

3. Term. The term of the Gross Overriding Royalty hereby created shall be perpetual, it being the intent of the parties hereto that, to the extent allowed by law, the Gross Overriding Royalty constitut es a vested interest in and a covenant running with the land and affecting the Property and all successions thereof whether created privately or through governmental action. In the event a court of competent jurisdiction determines that the term of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

4. Gross Overriding Royalty. Grantor shall pay to Grantee a perpetual Gross Overriding Royalty in the amount of two percent (2%) of the Average Appraised Value (as hereinafter defined) of all gems, precious and semi-precious stones, and gem and industrial diamonds recovered, sorted, and graded from the Properties (the “Diamonds”)

determined in accordance with the provisions set forth in this Section 4 and, if applicable, Section 7.

          4.1 Average Appraised Value. “Average Appraised Value” means the average of the valuations in Canadian dollars of the Diamonds determined by two independent graders, one appointed by the Grantor and one appointed by the Grantee. Such independent graders shall be duly qualified and accredited, and shall sort, grade and value the Diamonds in accordance with industry standards, having regard to, but without limiting the generality of the foregoing, the commercial demand for the Diamonds. Each independent valuator shall value each particular classification of the Diamonds in accordance with the industry price books, standards and formulas. The parties acknowledge that the intention is that the Gross Overriding Royalty is to be paid to the Grantee on this basis, regardless of the price or proceeds actually received by the Grantor for or in connection with the Diamonds or the manner in which a sale of the Diamonds to a third party is made, and without deduction.

In the event the Grantor receives insurance proceeds for loss of production, Grantor shall pay to Payee the Gross Overriding Royalty percentage of any such insurance proceeds which are received by Grantor for such loss of production.

          4.2 Time and Manner; In Kind or Cash Payment. The Grantor will calculate and pay the Gross Overriding Royalty to the Grantee by delivery of a cheque or draft payable to the Grantee within 60 days of the end of each calendar quarter, based on all Diamonds from the Property which were graded in such calendar quarter.

          The Grantee shall, at its election, have the right to take its Gross Overriding Royalty in kind.

          4.3 Grantor’s Profits and Losses. The Grantee shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Grantor’s actual marketing or sales practices.

          4.4 Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Gross Overriding Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets. In no event shall payment of the Gross Overriding Royalty be made later that sixty (60) days after the end of each calendar quarter. Such payments and statements shall be deemed conclusively correct unless Grantee objects to them in writing within eighteen (18) months after receipt thereof. In the event payment of any Gross Overriding Royalty is not made within the time set forth above, Grantee may give the Grantor notice in writing of such default, and unless within five (5) days of receipt of such notice Grantee shall have received such Gross Overriding Royalty payment, the Grantor shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Gross Overriding Royalty, late charge and accrued interest.

          4.5 Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Grantor engaging in any commodity futures trading, option trading, or diamonds trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Gross Overriding Royalty calculations pursuant to this Agreement. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor’s account. The Gross Overriding Royalty payable on Diamonds subject to hedging transactions shall be determined as follows:

                    4.5.1 Affecting Diamonds. The amount of Gross Overriding Royalty to be paid on all Diamonds subject to hedging transactions by Grantor shall be determined in the same manner as provided in this Section 4.

          4.6 Commingling. Before any Diamonds recovered from the Property are commingled with minerals from other properties, the Diamonds recovered from the Property shall be measured and sampled in accordance with this Section 4 of this Agreement. Detailed records shall be kept by Grantor showing the Average Appraised Value of the Diamonds. From this information, Grantor shall determine the amount of Gross Overriding Royalty due and payable to Payee from Diamonds recove red from the Property commingled with minerals from other properties.

5. Books; Records: Inspections; Confidentiality.

          5.1 Books. Grantor shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.4 of this Agreement, Payee may, at Payee’s sole expense, give notice to Grantor that Payee desires to perform an audit or other examination of all of Grantor’s books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Payee has given timely notice that it desires to audit or examine Grantor’s books and records in the manner and within the time provided in Section 4.4 of this Agreement. Payee shall promptly commence any such audits a nd shall diligently prosecute the same to conclusion.

          5.2 Reports. Not later than March 1 following the end of each calendar year, Grantor shall provide Payee with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally, and within 30 days of the end of each calendar quarter,

Grantor shall provide Payee access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3 Inspections. Payee, or its authorized agents or representatives, on not less than two (2) days notice to Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Payee, or its authorized agents or representatives, shall enter the Property at Payee’s own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Payee shall indemnify and hold Grantor harmless from any damage, claim or demand by reason of injury to Payee or Grantor or any of their respective employees, officers, directors, agents or representatives caused solely by Payee’s exercise of its rights herein.

          5.4 Investor Tours. Upon reasonable notice to Grantor and not more frequently than semi-annually, Payee shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Grantor’s activities and operations. Such investors tours shall be at the sole risk of the Payee and its invitees, and Payee shall indemnify and hold Grantor harmless from any liability, damage, claim or demand by reason of injury to Payee or Grantor or any of their respective invitees, employees, officers, directors, agents, or representatives caused solely by Payee’s exercise of its rights under this Section.

          5.5 Confidentiality. Payee shall not, without the express written consent of Grantor, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Main Agreement or this Agreement which is not already in the public domain; provided, however, Payee may disclose data or information obtained under this Agreement witho ut the consent of Grantor: (i) if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over Payee or its parent or affiliated corporations; (ii) to any of Payee’s consultants; (iii) to any third party to whom Payee, in good faith, anticipates selling or assigning Payee’s interest hereunder; or (iv) to a prospective lender to whom an interest in the Gross Overriding Royalty payments to be made to Payee hereunder is proposed to be granted as security, provided that Grantor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.5. Payee shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Payee shall make any reasonable changes to such proposed press releases requested by Grantor. Payee shall not, without Grantor’s consent, issue any press release that implies or infers that Grantor endorses or joins in Payee’s statements or representations contained in any press release.

6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1 Compliance with Laws. Grantor shall at all times comply with all applicable present or future federal, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

          6.2 Reclamation, Environmental Obligations, and Indemnities. Grantor shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Grantor’s operations or activities on or with respect to the Property or required under this Agreement. Grantor, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any conditio n or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable federal, provincial, or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). Commencing with the Effective Date, in the event Grantor fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Grantor shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Grantor covenants and agrees to indemnify and hold Payee harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), demands, losses, costs, damages, expenses, attorney fees and causes of action asserted against Payee related to Grantor’s failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Grantor’s rights under this Agreement or to the Property.

7. Stockpiling. The rights of Grantor to stockpile, store or place Diamonds off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Grantor has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Payee’s rights to the Diamonds shall be preserved. Such agreement shall provide, inter alia, that (i) Payee’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Diamonds from the property; (ii) Payee’s rights in and to the Diamonds shall be the same as if the Diamonds were situate on the Property; (iii) Payee’s rights set forth in this Section 7 shall have precedence over the rights to the Diamonds of the property owner where the Diamonds are stockpiled, stored or placed, as well as the creditors of the said property owner; and (iv) the agreement shall be irrevocable as long as the Diamonds from the Property, or any part thereof, remain on the property not part of the Property.

8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor’s operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Gross Overriding Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Diamonds. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Gross Overriding Royalty payable thereon shall be determined by using the technique described in Section 4 of this Agreement, subject to adjustment on a pro rata basis where commingling has occurred.

9.  Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1 Title Maintenance and Taxes. From the date this Agreement takes effect, Grantor shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantor and Payee, respectively, in the Property and under this Agreement.

          9.2 Abandonment. In the event Grantor intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Grantor shall first give notice of such intention to Payee at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Grantor receives from Payee written notice that Payee desires Grantor to convey the Abandonment Property to Payee, Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Payee and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Payee does not timely give such notice to Grantor, Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Grantor reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the Diamonds previously or thereafter produced from such ground shall be subject to this Agreement.

10. Insurance Grantor shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1 Workman’s Compensation Insurance. Workman’s Compensation Insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2 General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Grantor’s activities or operations on or with respect to the Property, in such amounts as will adequately protect Grantor, Payee, the Gross Overriding Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Payee shall be named as a co-insured.

          10.3 Self Insurance. Grantor may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules and regulations.

11. General Provisions.

          11.1 The Miscellaneous Provisions set forth in Article 16 of the Main Agreement shall apply to this Schedule C as applicable.

          11.2 In this Schedule C in all matters of interpretation, whenever necessary to give effect to any provision of this instrument, the masculine shall include the feminine and neuter and vice versa, the singular shall include the plural, and the plural shall include the singular.

PROPERTY OPTION AGREEMENT

THIS AGREEMENT made and entered into as of the 27th day of September, 2002.

BETWEEN:	MinQuest Inc., a company having a mailing address at 4235 Christy
Way, Reno, Nevada, 89509, U.S.A.

(herein called the “Optionor”)

OF THE FIRST PART

AND:	Miranda Diamond Corp., a company having an office at Suite 306 –
1140 Homer Street, Vancouver, B.C., V6B 2X6

(herein called the “Optionee”)

OF THE SECOND PART

WHEREAS the Optionor has represented that it is the sole recorded and beneficial owner in and to three properties called the Hercules Project, the Imperial Mine Property and the Gilman Property (the “Property”) described in Schedule “A” attached hereto;

AND WHEREAS the Optionor, subject to the Net Smelter Royalty reserved to the Optionor, now wishes to grant to the Optionee the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants herein set forth and the sum of One Dollar ($1.00) of lawful money of U.S. currency now paid by the Optionee to the Optionor (the receipt whereof is hereby acknowledged), the Parties he reto do hereby mutually covenant and agree as follows:

1.	Definitions

The following words, phrases and expressions shall have the following meanings:

(a)
“After Acquired Properties” means any and all mineral interests staked, located, granted or acquired by or on behalf of either of the parties hereto during the currency of this Agreement which are located, in whole or in part, within two miles of the existing perimeter of the Property;

	(b)	“Exchange” means TSX Venture Exchange;

(c)
“Expenditures” includes all direct or indirect expenses [net of government incentives and not including payments to the Optionor pursuant to section 4, paragraphs (a),(b),(c)(ii) and (iii), (d)(ii) and (iii), (e)(ii) and (iii), (f)(ii) and (iii), and (g)(ii) and (iii) hereof] of or incidental to Mining Operations. The certificate of the Controller or other financial officer of the Optionee, together with a statement of Expenditures in reasonable detail shall be prima facie evidence of such Expenditures; the parties hereto agree that Property payments and Property expenditures are separate payments as outlined in paragraph 4;

(d)
“Facilities” means all mines and plants, including without limitation, all pits, shafts, adits, haulageways, raises and other underground workings, and all buildings, plants, facilities and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Property and relating to the operator of the Property as a mine or outside the Property if for the exclusive benefit of the Property only;

(e)
“Force Majeure” means an event beyond the reasonable control of the Optionee that prevents or delays it from conducting the activities contemplated by this Agreement other than the making of payments referred to in Section 4 herein. Such events shall include but not be limited to acts of God, war, insurrection, action of governmental agencies reflecting an instability in government procedures, or delay in permitting unacceptable to both Optionor and Optionee;

(f)	“Mineral Products” means the commercial end products derived from operating the Property as a mine

(g)	“Mining Operations” includes:

(i) every kind of work done on or with respect to the Property by or under the direction of the Optionee during the Option Period or pursuant to an approved Work Program; and

(ii)
without limiting the generality of the foregoing, includes all work capable of receiving assessment credits pursuant to The Mines and Minerals Act of Nevada and the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining equipping, improving, surveying, shaft sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and metals, in surveying and bringing any mineral claims to lease or patent, in doing all other work usually considered to be prospecting, exploration, development, a feasibility study, mining work, milling, concentration, beneficiation of ores and concentrates, as well as the separation and extraction of Mineral Products and all reclamation, restoration and permitting activities;

(h)	“Net Smelter Royalty” means that Net Smelter Royalty as defined in Schedule “B” attached hereto (“NSR”);

(i)
“Option” means the option granted by the Optionor to the Optionee to acquire, subject to the NSR reserved to the Optionor, an undivided 100% right, title and interest in and to the Property as more particularly set forth in Section 4;

(j)
“Option Period” means the period from the date hereof to the date at which the Optionee has performed its obligations to acquire its 100% interest in the Property as set out in Section 4 hereof, which ever shall be the lesser period;

(k)	“Property” means the mineral claims described in Schedule “A”;

(l)
“Warrants” means the non-transferable share purchase warrants of the Optionee which will be issued upon the dates, in the amounts, and at the exercise prices outlined in Section 4 of this Agreement. One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at the price set according to Section 4 of this Agreement during the 24-month exercise period of the Warrant. The right to purchase a Warrant Share under a Warrant may be exercised at any time until the close of business on the day which is 24 months from the date of issue of the Warrant;

(m)	“Warrant Share” means a previously unissued common share in the capital of the Optionee, as presently constituted, which will be issued on exercise of the Warrants;

(n)	“Work Program” means a program of work reasonably acceptable to both parties in respect of a particular Property, contained in a written document setting out in reasonable detail:

(i)
An outline of the Mining Operations proposed to be undertaken and conducted on the Property, specifically stating the period of time during which the work contemplated by the proposed program is to be done and performed;

(ii) The estimated cost of such Mining Operations including a proposed budget providing for estimated monthly cash requirements in advance and giving reasonable details; and

The identity and credentials of the person or persons undertaking the Mining Operations so proposed if not the Optionor, reasonably acceptable to both parties hereto.

2.	Headings

Any heading, caption or index hereto shall not be used in any way in construing or interpreting any provision hereof.

3.	Singular, Plural

Whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine or body politic or corporate or vice versa, as the context so requires.

4.	Option

The Optionor hereby grants to the Optionee the sole and exclusive right and option (the “Option”) to earn a 100% interest in the Property exercisable as follows:

(a)	The Optionee paying the sum of $ 20,000 U.S. to the Optionor by way of cash; $5000 upon signing of this Agreement and the balance payable within 90 days;

(b)	The Optionee issuing to the Optionor 100,000 Warrants at an exercise price of $0.25 Canadian to be issued within 5 business days of the date the Exchange approves this Agreement;

(c)	On or before September 18, 2003:

(i) The Optionee incurring Expenditures of $75,000 U.S. on the Property; and

(ii) The Optionee issuing to the Optionor 50,000 Warrants at an exercise price of $0.25 Canadian;

(iii) The Optionee paying $20,000 U.S. to the Optionor;

(d)	On or before September 18, 2004:

(i) The Optionee incurring Expenditures of $75,000 U.S. on the Property in addition to the expenditure referred to in clause (c)(i) hereof; and

	(ii)	The Optionee issuing to the Optionor 50,000 Warrants at an exercise price of $0.25 Canadian;

	(iii)	The Optionee paying $25,000 U.S. to the Optionor;

(e)	On or before September 18, 2005:

	(i)	The Optionee incurring Expenditures of $150,000 U.S. on the Property in addition to the expenditures referred to in clauses (c)(i) and (d)(i) hereof; and

	(ii)	The Optionee issuing to the Optionor 75,000 Warrants at an exercise price of $0.30 Canadian;

	(iii)	The Optionee paying $30,000 U.S. to the Optionor;

(f)	On or before September 18, 2006:

	(i)	The Optionee incurring Expenditures of $150,000 U.S. on the Property in addition to the expenditures referred to in clauses (c)(i), (d)(i) and (e)(i) hereof; and

	(ii)	The Optionee issuing to the Optionor 75,000 Warrants at an exercise price of $0.35 Canadian;

	(iii)	The Optionee paying $50,000 U.S. to the Optionor; and

(g)	On or before September 18, 2007:

	(i)	The Optionee incurring Expenditures of $200,000 U.S. on the Property in addition to the expenditures referred to in clauses (c)(i), (d)(i), (e)(i) and (f)(i) hereof; and

	(ii)	The Optionee issuing to the Optionor 100,000 Warrants at an exercise price of $0.40 Canadian.

	(iii)	The Optionee paying $75,000 U.S. to the Optionor.

Following which the Optionee shall be deemed to have exercised the Option (the “Exercise Date”) and shall be entitled to an undivided 100% right, title and interest in and to the Property with the full right and authority to equip the Property for production and operate the Property as a mine subject to the rights of the Optionor to receive the NSR. The Property comprises three projects individually known as the Hercules Project, the Imperial Mine property and the Gilman property all as more particularly described in Schedule “A”. The Optionee has the one time right exercisable for 90 days following completion of a bankable feasibility study to buy up to two thirds (66.7%) of the Optionor’s NSR interest (i.e. an amount equal to 2% NSR interest) for $2,000,000 U.S. for each project comprising the Property, leaving the Optionor to retain not less than a 1% NSR interest. The right to purchase the said NSR interest shall be exercised by the Optionee providing the Optionor with notice of the purchase accompanied by payment in the amount of $2,000,000 U.S. for each project on which the Optionee is purchasing the NSR.

The Optionor and Optionee understand and confirm that all Expenditures incurred in a particular period, including any excess in the amount of Expenditures required to be incurred to maintain the Option during such period, shall be carried over and included in the aggregate amount of Expenditures for the subsequent period.

Notwithstanding paragraphs (c)(i), (d)(i), (e)(i), (f)(i) and (g)(i) if the Optionee has not incurred the requisite Expenditures to maintain its option in good standing prior to September 18 of any given year, the Optionee may pay to the Optionor within 60 days following the expiry of such period, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures incurred by the Optionee during such period.

(h)
The Warrant issuances provided for in this Section 4 shall in each case be subject to the prior approval of the Exchange, if necessary, based on the submission of engineering data satisfactory to the Exchange, which the Optionee undertakes to use its best efforts to file within a reasonable period of time so as to obtain the necessary approval by earliest possible date. Notwithstanding any other provision of this agreement, so long as the Optionee has filed the engineering data referred to herein with the Exchange within a reasonable time after receiving same, the time for making any Warrant issuance referred to in this Section 4 shall be extended, where necessary, to the day that is five business days following the receipt by the Optionee of the necessary Exchange approval.

(i)
The Optionor acknowledges that the Warrant and Warrant Shares to be issued pursuant to this Section 4 will be issued pursuant to available exemptions under the Securities Act (British Columbia), the requirements of which may be subject to change. The Optionee makes no representation as to any resale restrictions which may be imposed with respect to such Warrant or Warrant Shares from time to time.

(j)
The doing of any act or the incurrence of any Warrant issuances or cash payments by the Optionee shall not obligate the Optionee to do any further acts or make any further Warrant issuances or payments.

(k)	The Property comprises three projects individually known as the Hercules Project, the Imperial Mine property and the Gilman property all as more particularly described in Schedule “A”. The cash consideration referred to in this Section 4 is to be prorated such that if one or more of the projects is terminated, the cash consideration by the Optionee will be reduced on a pro rata basis. The proration shall be the Hercules Project as to 50%, the Imperial Mine property as to 30%, and the Gilman property as to 20%. However, the termination of any of the projects does not affect the Warrant issuances or Expenditures as outlined in this Section 4 unless all three projects are terminated, in which case the Warrant issuances and Expenditures shall cease.

5.                     Transfer of Title

                        Upon execution of this Agreement, the Optionor will deliver or cause to be delivered to the Optionee’s solicitors a duly executed transfer of Property in favour of the Optionee (the “Optionee Transfer”) to be held in trust by said solicitors subject to the terms and conditions of this Agreement. The Optionee shall be entitled to record the Optionee Transfer with the appropriate government offices to effect transfer of legal title of the Property into its own name upon the full and complete exercise of the Option by the Optionee. In the event the Optionee Transfer is recorded the Optionor shall be entitled to record notice of its NSR interest.

6.                     Mining Operations during Option

                        During the Option Period, the Optionor may provide its mineral exploration expertise on the Property, on a consultation basis for and on behalf of the Optionee, at the election of the Optionee. However, the Optionee has the exclusive right to determine what Expenditures and Mining Operations it will perform, when they will be performed, and by whom. If the Optionee elects to use the mineral expertise and consulting services of the Optionor, then the Optionor shall invoice for time for consulting services and related travel expenses from time to time and the prompt payment of such invoices when due shall constitute a portion of Expenditures by the Optionee as contemplated under Section 4 hereof.

                        During the currency of this Agreement, the Optionee, its servants, agents and workmen and any persons duly authorized by the Optionee, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as the Optionee in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, or other products recovered in any manner therefrom.

7.                     Assignment

                        During the Option Term, no party shall sell, transfer, assign, mortgage, pledge or otherwise encumber its interest in this Agreement or its right or interest in the Property without the consent of the other parties, such consent to be not unreasonably withheld, provided that any party shall be permitted to assign this

Agreement to an “affiliate”, as that term is defined in The Company Act (British Columbia). It will be a condition of any assignment under this Agreement that such assignee shall agree in writing to be bound by the terms of this Agreement applicable to the assignor. Notwithstanding that any NSR held by the Optionor after the agreement has been fulfilled in its entirety shall be the sole discretion of the Optionor to sell its interest without restriction.

8.		Termination This Agreement shall forthwith terminate in circumstances where:

(a)
The Optionee shall fail to comply with any of its obligations hereunder, subject to Force Majeure, and within 30 days of receipt by the Optionee of written notice from the Optionor of such default, the Optionee has not:

		(i)	cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

		(ii)	given the Optionor notice that it denies that such default has occurred.

In the event that the Optionee gives notice that it denies that a default has occurred, the Optionee shall not be deemed to be in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party; or

(b)
The Optionee gives notice of termination to the Optionor, which it shall be at liberty to do at any time after the execution of this Agreement. If and when the Optionee elects to terminate this Agreement, or terminate one of the projects comprising the Property, at such time the Property or the specific project will be returned to the Optionor with all claim fees paid in full for that calendar year but no later than July 31st of that year. For clarity, any portion of the Property that is terminated after July 31 and before September 1 of any year must have the annual claim fees paid in full for September 1 of that year.

Upon the termination of this Agreement under this Section 8, the Optionee shall cease to be liable to the Optionor in debt, damages or otherwise, other than to pay the claim fees as described in paragraph (b) of this Section 8 and all liabilities referred to in Section 11.

Upon termination of this Agreement under this Section 8, the Optionee shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

9.		Representations, Warranties and Covenants of the Optionor The Optionor represents, warrants and covenants to and with the Optionee as follows:

	(a)	The Optionor is a company duly organized validly existing and in good standing under the laws of Nevada;

	(b)	The Optionor has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
Neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(d)
The execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

	(e)	The Agreement constitutes a legal, valid and binding obligation of the Optionor;

	(f)	The Property is accurately described in Schedule “A”, is in good standing under the laws of the jurisdiction in which it is located and is free and clear of all liens, charges and encumbrances;

(g)
The Optionor is the sole recorded and beneficial owner of the Property and has the exclusive right to enter into this Agreement and all necessary authority to transfer its interest in the Property in accordance with the terms of this Agreement;

(h)
No person, firm or corporation has any proprietary or possessorty interest in the Property other than the Optionor, and no person, firm or corporation is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Property other than the government of the state of Nevada pursuant to statute; notwithstanding any Federal, State or County royalties or net proceeds tax derived from mining operations.

(i)
Upon request by the Optionee, and at the sole cost of the Optionee, the Optionor shall deliver or cause to be delivered to the Optionee copies of all available maps and other documents and data in its possession respecting the Property. Nothing will be withheld, hidden, or kept from the Optionee, whether the data or information is held or not by the Optionor; and

(j)
Subject to performance by the Optionee of its’ obligations under Section 4, during the Option Period, the Optionor will keep the Property in good standing, free and clear of all liens, charges and encumbrances, will carry out all Mining Operations on the Property in a miner- like fashion if the Optionee elects to use the mining expertise and consulting services of the Optionor, will obtain all necessary licenses and permits as shall be necessary and will file all applicable work up to the legal limits as assessment work under The Mines and Mineral Act (Nevada).

10.		Representations, Warranties and Covenants of the Optionee The Optionee represents, warrants and covenants to and with the Optionor that:

	(a)		The Optionee is a company duly organized validly existing and in good standing under the laws of Canada;

	(b)		The Optionee has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
Neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(e)
The execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

	(f)		This Agreement constitutes a legal, valid and binding obligation of the Optionee.

11.		Indemnity and Survival of Representation

                        The representation and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and shall survive the acquisition of any interest in the Property by the Optionee and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement.

                        The Optionor agrees to indemnify and save harmless the Optionee from any liability to which it may be subject arising from any Mining Operations carried out by the Optionor or at its direction on the Property. The Optionee agrees to indemnify and save harmless the Optionor from any liability to which it may be subject arising from any Mining Operations carried out by the Optionee or at its direction on the Property.

                        The Optionor agrees to indemnify and save harmless the Optionee from any liability arising from any and every kind of work done on or with respect to the Property prior to the signing of this Agreement (the “Prior Operations). Without limiting the generality of the foregoing, Prior Operations includes all work capable of receiving assessment credits pursuant to The Mines and Minerals Act of Nevada and the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining equipping, improving, surveying, shaft sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and metals, in surveying and bringing any mineral claims to lease or patent, in doing all other work usually considered to be prospecting, exploration, development, a feasibility study, mining work, milling, concentration, beneficiation of ores and concentrates, as well as the separation and extraction of Mineral Products and all reclamation, restoration and permitting activities.

12.                   Confidentiality

                        The parties hereto agree to hold in confidence all information obtained in confidence in respect of the Property or otherwise in connection with this Agreement other than in circumstances where a party has an obligation to disclose such information in accordance with applicable securities legislation, in which case such disclosure shall only be made after consultation with the other party.

13.                   Notice

                        All notices, consents, demands and requests (in this Section 13 called the “Communication”) required or permitted to be given under this Agreement shall be in writing and may be delivered personally sent by telegram, by telex or telecopier or other electronic means or may be forwarded by first class prepaid registered mail to the parties at their addresses first above written. Any Communication delivered personally or sent by telegram, telex or telecopie r or other electronic means including email shall be deemed to have been given and received on the second business day next following the date of sending. Any Communication mailed as aforesaid shall be deemed to have been given and received on the fifth business day following the date it is posted, addressed to the parties at their addresses first above written or to such other address or addresses as either party may from time to time specify by notice to the other; provided, however, that if there shall be a mail strike, slowdown or other labour dispute which might effect delivery of the Communication by mail, then the Communication shall be effective only if actually delivered. For purposes of this agreement and as a definition of address the Optionor’s email shall be defined as rrkern@charter.net. and the Optionor’s telecopier number is 775-746-0938. The Optionee’s email shall be defined as mad@senategroup.com and the Optionee’s telecopier number is 604-689-1722. Notice will be provided to each party should their respective email address change.

14.                   Further Assurances

                        Each of the parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

15.                   Regulatory Approval

                        This Agreement is subject to the prior approval of the Exchange. The Optionee shall use its best efforts to obtain such approval as soon as reasonably possible, provided however that if such approval has not been received by November 28, 2002, this Agreement shall be null and void and of no further effect.

16.                   Entire Agreement

                        The parties hereto acknowledge that they have expressed herein the entire understanding and obligation of this Agreement and it is expressly understood and agreed that no implied covenant, condition, term or reservation, shall be read into this Agreement relating to or concerning any matter or operation provided for herein.

17.                   Proper Law and Arbitration

                        This Agreement will be governed by and construed in accordance with the laws of the State of Nevada and the laws of the United States of Ame rica applicable herein. The parties hereto hereby irrevocably attorn to the jurisdiction of the Courts of Nevada. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by a sole arbitrator by arbitration under the rules of The Arbitration Act of Nevada.

18.                   Enurement

                        This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19 .	After Acquired Properties

(i)
The parties covenant and agree, each with the other, that any and all After Acquired Properties shall be subject to the terms and conditions of this Agreement and shall be added to and deemed, for the purposes hereof, to be included in the Property. Any costs incurred by the Optionor in staking, locating, recording or otherwise acquiring any “After Acquired Properties” will be deemed to be Mining Operations for which the Optionor will be entitled to reimbursements as part of the Expenditures payable by the Optionee hereunder.

(ii)
Any additional claims agreed by the Optionee to be staked by the Optionor within 2 miles from the existing perimeter of the Property boundaries shall form part of this Agreement. The Optionee will reimburse the Optionor for the costs of staking the additional claims, unless the Optionee does not elect to have the additional claims subject to this Agreement.

20.                   Default

                        Notwithstanding anything in this Agreement to the contrary if any party (a “Defaulting Party”) is in default of any requirement herein set forth the party affected by such default shall give written notice to the Defaulting Party specifying the default and the Defaulting Party shall not lose any rights under this Agreement, unless thirty (30) days after the giving of notice of default by the affected party the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected party shall be entitled to seek any remedy it may have on account of such default including, without limiting, termination of this Agreement. Notwithstanding the Optionee shall be responsible for claim fees to the U.S. Bureau of Land Management no later than July 31st of each calendar year of the agreement. Further, all county claim fees shall be paid by the Optionee no later than July 31 of each calendar year.

21.                   Payment

                        All references to monies herein shall be in U.S. funds unless otherwise specified. The Optionee shall make payments for the Expenditures incurred by the Optionor no later than 15 days after the receipt of invoices delivered by the Optionor which for the purposes of this Agreement shall constitute prompt and due payment. All contractors will invoice the Optionee directly and any costs arising with respect to work performed shall be solely borne by the Optionee and not the Optionor.

22.                   Option Only

                        This is an option only and except as herein specifically provided otherwise nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder, and any act or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment or payments.

23.                   Supersedes Previous Agreements

                        This Agreement supersedes and replaces all previous oral or written agreements, memoranda, correspondence or other communications between the parties hereto relating to the subject matter hereof.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the 27th day of September, 2002.

MinQuest Inc.

Per: “Richard Kern"
Richard A. Kern, President

Miranda Diamond Corp.

Per: “Dennis Higgs"
Authorized Signatory

SCHEDULE “A”

Sections 13, 24, 25, T16N, R22E and Sections 7, 18, T16N, R23E, MDB&M, Lyon County, Nevada

CLAIM NAME	NMC NUMBER
Apollo 7	804993
Apollo 16	804994
Apollo 17	804995
Apollo 19	804996
Apollo 21	804997
Apollo 24	804998
Hercules 2	804978
Hercules 3	804979
Hercules 48	804984
Hercules 49	804985
Hercules 52	804987
Hercules 53	804988
Apollo 1,3, 5, 9, 11, 18, 20, 22, 23, 25	NA
Hercules 1, 4-8,12-14,19, 44-47, 50, 51, 54, 55	NA

Sections 34-36, T4S, R40E, MDB&M, Esmeralda County, Nevada

CLAIM NAME	NMC NUMBER
Lida 1-10	9717-9726
Helen 1-9	NA
Imperial 20, 21	NA

Sections 17, and 18, T16N, R44E, MDB&M, Lander County, Nevada

CLAIM NAME	NMC NUMBER
GILMAN 32	623867
GILMAN 33	623868
GILMAN 34	623869

SCHEDULE “B”

“Net Smelter Return” shall mean the aggregate proceeds received by the Optionee from time to time from any smelter or other purchaser from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Property after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchaser in computing the proceeds:

(a)	The cost of transportation of the ores, concentrates or metals from the Property to such smelter or other purchaser, including related insurance;

(b)	Smelting and refining charges including penalties; and

The Optionee shall reserve and pay to the Optionor a NSR equal to three (3%) percent of Net Smelter Return.

Payment of NSR payable to the Optionor hereunder shall be made quarterly within thirty (30) days after the end of each calendar quarter during which the Optionee receives Net Smelter Returns in U.S. dollars or in kind bullion at the discretion of the Optionor. Within sixty (60) days after the end of each calendar quarter for which the NSR are payable to the Optionor, the records relating to the calculation of NSR for such year shall be audited by the Optionee and any adjustments in the payments of NSR to the Optionor shall be made forthwith after completion of the audit. All payments of NSR to the Optionor for a calendar year shall be deemed final and in full satisfaction of all obligations of the Optionee in respect thereof if such payments or the calculations thereof are not disputed by the Optionor within sixty (60) days after receipt by the Optionor of the same audited statement. The Optionee shall maintain accurate records relevant to the determination of the NSR and the Optionor, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

