Form 20-F
period 2003-08-31
MIRANDA GOLD CORP
filed 2004-01-20
CIK 942149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHCHANGE ACT OF 1934 OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED AUGUST 31, 2003 OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ___________________

Commission File Number 0-27760

MIRANDA GOLD CORP.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or organization)

Suite 306 - 1140 Homer Street, Vancouver, British Columbia, Canada, V6B 2X6
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered:
TSX Venture Exchange: MAD
Frankfurt Stock Exchange: MRG
Berlin Stock Exchange: MRG

Securities registered or to be registered pursuant to Section 12(g) of the Act
None

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report. 10,300,760 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes ☐  No

No Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17 ☐  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.      N/A

☐  Yes ☐  No

2

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

The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended August 31.

For the Year Ended August 31

	2003	2002	2001	2000	1999
	$	$	$	$	$
Revenues (interest income)	2,066	894	2,611	9,014	19,786
General and Administrative Expenses	479,953	279,694	170,660	142,441	201,844
Write off of Abandoned Mineral Properties and Related Exploration Expenses	34,839	Nil	528,803	39,490	186,720
Loss For The Year	512,726	278,800	696,852	172,917	368,778
Income (Loss) per share	(0.07)	(0.12)	(0.42)	(0.10)	Not calculated
Current Assets	324,208	289,705	32,493	133,280	301,122
Total Assets	1,026,837	643,430	248,783	846,124	1,021,258
Current Liabilities	24,304	9,643	15,796	285	2,500
Long Term Debt	Nil	Nil	70,000	Nil	Nil
Shareholders Equity	1,002,533	633,787	162,987	845,839	1,018,758

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2003, August 31, 2002, August 31, 2001, August 31, 2000, August 31, 1999, the average rates for the period, and the range of high and low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
For the Year Ended August 31, 2003	$1.46	$1.60	$1.33	$1.39
For the Year Ended August 31, 2002	$1.56	$1.61	$1.50	$1.56
For the Year Ended August 31, 2001	$1.53	$1.58	$1.47	$1.54
For the Year Ended August 31, 2000	$1.48	$1.51	$1.44	$1.48
For the Year Ended August 31, 1999	$.51	$1.56	$1.45	$1.49

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June, 2003	July, 2003	August, 2003	September, 2003	October, 2003	November, 2003
High	$1.38	$1.41	$1.41	$1.39	$1.33	$1.33
Low	$1.33	$1.34	$1.38	$1.35	$1.32	$1.29

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.2976 as of November 30, 2003.

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

ITEM 4.             INFORMATION ON THE COMPANY

A.             History and Development of the Company

Miranda Gold Corp. (the “Company”) was incorporated as Miranda Industries Inc. under the British Columbia Company Act on May 4, 1993 by the registration of its memorandum and articles.

On August 3, 2001, the Company altered its memorandum by changing its name to "Thrush Industries Inc.", consolidating its share capital on a one-for-five basis, and increasing its authorized share capital to 100,000,000 common shares without par value. Effective April 15, 2002, the Company changed its name to Miranda Diamond Corp. There was no consolidation of capital. Effective January 30, 2003 the Company changed its name to Miranda Gold Corp. to better reflect the focus of the Company. There was no consolidation of capital.

The Company's head office is located at Suite 306 – 1140 Homer Street, Vancouver, British Columbia, V6B 2X6. The contact person is Dennis Higgs, President, Chief Executive Officer, Chief Financial Officer and Director. The telephone number is (604) 689-1659 and the facsimile number is (604) 689-1722.

By agreements dated January 30, 2002 and amended agreements dated April 14, 2002, May 29, 2002 and June 28, 2002, the Company acquired six diamond exploration properties comprising a total of 354 mineral claims, covering approximately 45,472 acres (18,402 hectares), located in the Otish Mountains region of Quebec.

In September, 2002 the Company entered into three agreements dated September 10, 2002, to acquire the Lac Herve, Lac Square Rock and Lac Taffanel properties in the diamond play within the Superior Craton of Quebec. Miranda can acquire a 100% interest in the three properties, subject to a 2% net smelter return/gross overriding royalty, by paying for the cost of staking the claims.

Subsequent to the year end, the Company sold most of its diamond exploration properties in the Otish Mountains and Superior Craton areas of Quebec. The Company realized proceeds of $57,300 and the retention of a 1% net smelter return and gross overriding royalty. The Company also signed an agreement to joint venture its Lac Leran property in the Otish Mountains area to allow the partner to earn up to a 45% interest in this property by making payments in cash and shares to Miranda and drilling a minimum of five diamond drill holes by February 5, 2005.

In October, 2002, the Company entered into an option agreement to acquire a 100% interest in three gold projects in Nevada known as the Hercules Property, the Imperial Mine Property and the Gilman Property, subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for US $2 million. However, subsequent to the year end the Company dropped the Gilman project as this project no longer fit the Company’s exploration strategy.

The total acquisition price for the two properties is payable over five years and comprises 450,000 warrants and US $180,000. The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties. The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

During January, 2003, the Company held its Annual and Special meeting of shareholders. Shareholder approval was given to change the name of the Company to Miranda Gold Corp. There was no consolidation of capital.

Under an agreement dated January, 2003 and an amended agreed dated April 9, 2003, the Company entered into an option agreement to acquire a 100% interest in four gold projects in Nevada know as the Blackrock property, the Cold Springs property, the Troy property and the Redlich property..

In April, 2003 the Company signed an option to acquire a 100% interest, subject to a 2.5% net smelter return in the Kobeh Valley gold project in Eureka County, Nevada. However, subsequent to the year end the Company dropped the Kobeh project as this project no longer fits the Company’s exploration strategy.

In June 2003, the Company listed its shares on the Frankfurt and Berlin Stock Exchanges thereby allowing European investors easier access to trade the Company’s shares.

In July, 2003, the Company terminated its interest in the Las Catalinas concessions in Sonora State, Mexico. Las Catalinas was drilled by Miranda’s joint venture partner, however the results did not warrant the continued development of the Las Catalinas project.

In September, 2003, drill permits were approved for the Company’s Imperial Mine property, Esmeralda County, Nevada.

In November, 2003, Kenneth D. Cunnningham, M.S. Geo, B.S. Geo. agreed to join the Board of Directors of Miranda Gold Corp. as Vice President of Exploration and also to assume the position of President of Miranda U.S.A., Inc. , the Company’s wholly-owned U.S. subsidiary.

Also in November, 2003, the Company leased the Red Canyon property in Eureka County, Nevada. The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. Miranda signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda will pay $26,200 upon signing of the formal agreement and issue 75,000 warrants at $0.37. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

In December, 2003 Miranda Gold Corp. signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The project has the potential for the discovery of high-grade underground quartz- adularia-style veins as well as bulk tonnage stockwork deposits.

The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and $177,500 (U.S.). A total of 7,500 (U.S.) is payable within 15 days of signing, with no payments due to the Optionor until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.25 to $0.50 (Cdn) and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

Also in December, 2003, the Company announced that Joe Hebert, B.S. Geo. had agreed to join Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary, as Vice President of Exploration.

None of the Company’s properties are beyond the exploration stage and there is no assurance that any of the Company’s mining properties contain a commercially viable ore body until further exploration work is done.

In this Annual Report all currency refers to Canadian Dollars (Cdn $) unless indicated otherwise.

B.             Business Overview

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has had varying interests in a number of mineral properties located in the United States and Canada since 1993. The Company’s primary focus now is on gold exploration in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Miranda Gold Corp. has several gold exploration projects in various stages of exploration and development in Nevada. These projects include the Hercules and Blackrock Gold projects located in Lyon County, the Redlich and Imperial Mine projects located in Esmeralda County, the Cold Springs project in Churchill County, the Troy Canyon project located in Nye County, and the Red Canyon project located in Eureka County.

The Company also has an agreement to acquire a 100% right, title, and interest in the Secret Basin Project, Nye County, Nevada.

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

D.             Property

Nevada

Miranda Gold Corp. has several gold exploration projects in various stages of exploration and development in Nevada. These projects include the Hercules and Blackrock Gold projects located in Lyon County, the Redlich and Imperial Mine projects located in Esmeralda County, the Cold Springs project in Churchill County, the Troy Canyon project located in Nye County, and the Red Canyon project located in Eureka County.

Hercules and Imperial Mine Projects

By an agreement dated September 27, 2002, and subsequent amendments the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Hercules property and the Imperial Mine Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the two properties is payable over five years and comprises 450,000 warrants and US $180,000. The warrants allow the Optionor the right to purchase common shares of the Company at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

The following descriptions of the Company’s Hercules, and Imperial properties in Nevada are from the 43-101 Summary Reports by Geoffrey Goodall, P.Geo., of Global Geological Consultants Ltd.

Hercules Project

The Hercules property is located in southern Lyon County, Nevada approximately 40 kilometres south of Reno. The property is comprised of 40 mineral claims at the northern end of the Pine Nut Mountains in west-central Nevada.

Although there are no official records of production from early turn of the century mining efforts, the Hercules Mine, located on the property, is estimated to have produced 5,000 ounces of gold and 20,000 ounces of silver from quartz veins. Recent exploration on the property from 1985 to 1997 includes 166 reverse circulation holes and 10 core holes totalling 33,925 feet targeted towards shallow, bulk tonnage gold mineralization. Systematic exploration for deep, high-grade vein systems similar to the Comstock Lode has not been undertaken on the Hercules property.

The Hercules prospect represents a relatively unexplored epithermal gold-silver mineralized system with direct analogies to the historic Comstock Lode deposit located 15 kilometres north. Past drilling has indicated that significant gold mineralization is associated with intense quartz-adularia alteration of the host volcanic rock and quartz veins. The potential for discovery of a thicker sequence of mineralized veins deeper within the epithermal envelope is considered very good. It is recommended to drill test the mineralized structures at depth in an effort to identify a deep-seated mineralized deposit.

Exploration

During 2003 Miranda completed a detailed mapping and sampling program on the Hercules project in anticipation of filing for drill permits.

A review of the geological and geochemical data previously collected from the property indicates that there are at least ten zones of quartz veins emplaced within en echelon fault systems. Alteration and geochemistry is consistent with a high level, low sulphidation, volcanic hosted gold mineralized epithermal system. Several of the fault systems have been traced along strike for up to 1,000 metres and vary in width from three to 50 metres. The overall size and intensity of the alteration and mineralization is indicative of a large epithermal system that developed over a period of time.

It is concluded that the Hercules property hosts several zones of gold mineralization that are relatively under explored. Previous operators have assessed the near surface potential of the property with reasonable success. The potential to outline a near surface zone of gold mineralization is considered excellent. Potential also exists for the identification of structurally hosted gold mineralization at depth along the fault systems.

Subsequent to the year end drill permits have been approved for the Hercules property.

Imperial Mine Property

The Imperial property is located in Esmeralda County, Nevada, approximately 60 kilometres southwest of the historic mining town of Tonopah.

A limited amount of gold was produced from the Imperial mine in the 1920s. Between 1955 and 2001 claims over the Imperial Mine were held by one individual with little known exploration being conducted. This property was recently consolidated with the Lida claims to form the current Imperial property optioned by Miranda. Previous exploration has identified significant gold mineralization associated with narrow jasperoid bodies intermittently exposed on surface and underground over a 2.8 kilometer strike length. Limited drilling totaling 48 shallow holes was conducted over a relatively small area of the Lida claims. Results of this drilling outlined a 200 square metre area of gold mineralization amenable to cyanide leach.

Minimal exploration has been undertaken on the Imperial property for Carlin type mineralization and there has been no systematic exploration for gold mineralization at depth. A sedimentary horizon with anomalous concentrations of gold and pathfinder elements remains under explored providing an opportunity for further exploration.

Exploration

The Imperial property has a history of exploration dating to the 1920s. Between 2,000 and 3,000 ounces of gold were recovered from the Imperial Mine in the 1930s. Recent exploration for bulk tonnage mineralization began in the early 1980s and included trenching, sampling and approximately 8,700 feet of shallow drilling in 48 holes. Metallurgical test work conducted on two drill hole composite samples indicates that mineralized rock is amenable to cyanide leaching with gold recoveries of between 63.3 and 89.3 per cent.

During 2003 a compiliation and review of all available data was undertaken, and much of the data was digitized. Drill hole locations were spotted and a drill permit was filed with the appropriate agencies.

Subsequent to the year end, drill permits have been approved for the Imperial Mine Property.

Blackrock, Cold Springs, Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in four gold projects in Nevada: the Blackrock project in Lyon County, the Cold Springs project in Churchill County, the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for two million dollars U.S.

The total acquisition price for the four properties is payable over five years and comprises 450,000 warrants and $220,000 (U.S.). The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.40 to $0.55 (Cdn) and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined total work commitment on all four properties of $650,000 (U.S.) over the five years, with a total commitment of $75,000 (U.S.) over each of the first two years.

Blackrock Project

The Blackrock property is located in southern Lyon County, Nevada approximately 45 kilometres southeast of Reno. The property is comprised of 12 mineral claims at the northern end of the Pine Nut Mountains in west-central Nevada.

The vein-hosted epithermal gold-silver mineralization on the Blackrock property occurs within Mio-Pliocene aged porphyritic andesite flows, and pyroclastic andesitic volcanic rocks, associated with a 1370 metre long, north easterly trending fault zone. To the north of the property the host rocks overly a volcanic lahar. Minor basaltic dykes were noted to occur locally on the property. An envelope of propylitic, argillic and silicic alteration has developed proximal to the Blackrock vein.

It is probable that at least some mineral production was achieved from the Blackrock property around the turn of the century, although there are no official production records. Since 1979 geological mapping, extensive surface rock sampling, soil geochemical surveys, limited geophysical surveys, some bulldozer trenching, and four reverse circulation drill holes have been completed on the property. Anomalous (0.1 g/t Au) to high grade (24.88 g/t Au) gold values have been returned from the entire length of the Blackrock vein.

An examination of the available data from previous property examinations and work programs indicate that the mineralization found on the Blackrock prospect is best typified as a low sulphidation quartz-adularia epithermal system. It is quite possible that the surficial exposures seen on the property represent the upper levels of an epithermal system that may be preserved in its entirety. Systematic exploration for deep, highgrade vein systems similar to the Comstock Lode has not been undertaken on the Blackrock property.

The Blackrock prospect represents a large relatively unexplored epithermal gold-silver mineralized system with direct analogies to the historic Comstock Lode deposits located 20 kilometres to the northwest. Previous surface and underground sampling and geological mapping has confirmed the presence of a well mineralized epithermal system. The potential for discovery of bonanza grade mineralization deeper within this system is considered very high.

Exploration

Miranda constructed an exploration database after having gathered, compiled, and reviewed historic data. With the exploration data in hand, Miranda performed some field work (preliminary mapping) to design the most pertinent exploration work to complete.

Cold Springs Project

The Cold Springs Property is in the transition zone between silver dominant mineralization of the Wonder District to the west and gold-dominant mineralization in the Iowa Canyon, Cove-McCoy, and Barrett Canyon areas to the east. Quartz stockworks, breccias, and veins grading up to .75 oz Au/t at surface may represent a vein-type leakage anomaly of a large mineralized system at depth. Potential pediment-covered gold mineralization associated with a nearby range-front fault or with a possible feeder zone at depth also present attractive exploration targets. An extensive hydrothermal system is present on the Cold Springs property that is noted in outcrop over a distance of 5,000 feet.

Exploration

Miranda gathered, compiled, and reviewed historic exploration data. Armed with that information, a field check was made in order to complete a project report assessing the Cold Springs exploration potential.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

Exploration

The Company has not performed any exploration work on this project.

Redlich Property

The Redlich project is located in Esmeralda County along the northwest-southeast trending Walker Lane structural corridor. The Redlich prospect is an upper level, low-sulfidation, adularia-sericite, epithermal system with a similar geologic setting as that at the Midway project near Tonopah, Nevada. Boulders and cobbles of high-grade, well-banded quartz vein material have been discovered in surface exposures of Tertiary gravels. These fragments of mineralized epithermal veins on surface assay up to 4 ounces of gold per ton and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares).

Several companies have explored the Redlich project area including Inspiration Development, FMC Gold and the Cordilleran Nevada syndicate. Previous drilling has encountered mineralized intervals grading between 0.07 to .59 oz Au/t in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, four of which are hosted by quartzite breccia and intrusive diorite. This is highly suggestive of the occurrence of a large tonnage, intrusive-related, disseminated gold deposit.

The Redlich project area has the potential to discover both high-grade banded quartz veins or large-tonnage disseminated and intrusive-hosted mineralization.

Exploration

To facilitate an assessment of the Redlich Prospect’s Potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co.

Subsequent to the year end the Company staked an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda will pay $26,200 upon signing of the formal agreement and issue 75,000 warrants at $0.37. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The property lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome’s newly announced Cortez Hills discovery. The property is situated directly on trend between Tonkin Springs and the Gold Bar deposits.

Exploration

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 opt) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 opt).

Mineralization is controlled by northwest and northeast trending high-angle faults. Alteration is extensive and widespread at Red Canyon. It consists of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonates. Oxidation was observed at the bottom of a 2500-foot Kennecott hole, confirming the strength of the hydrothermal system that effected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally-hosted gold deposit in the Cortez Trend. The recent Cortez Hills discovery demonstrates that major gold deposits remain to be found in this belt. At Red Canyon, the majority of holes drilled in the past were less than 160 meters deep. Numerous lower plate carbonate host formations occur at depth and have not been tested by drilling. In addition, most holes were drilled vertically and did not adequately test the numerous structures present on the property.

Mineral County Project

By an agreement dated November 19, 2003, the company has an option to acquire a 100% right, title and interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and $177,500 (U.S.). A total of 7,500 (U.S.) is payable within 15 days of signing, with no payments due to the Optionor until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.25 to $0.50 (Cdn) and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

Exploration

The Company has not performed any exploration work on this project.

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

The Company’s Secret Basin project in Nevada is joint ventured with Braden Technologies Inc. (“Braden”), a public junior exploration company whose shares are quoted on the OTC Bulletin Board in the U.S. Under the joint venture agreement, Braden is required to expend exploration expenses on the Secret Basin project. Under an amended agreement dated October 30, 2003, the Company must incur exploration expenditures of US $10,000 by December 31, 2003 and incur exploration expenditures of US $250,000 by June 30, 2004.

Exploration

To date the Company’s joint venture partner has not incurred exploration expenditures of $10,000 US as per the mineral property option agreement.

Quebec

Otish Mountains

By agreements dated January 30, 2002 and amended agreements dated April 14, 2002, May 29,2002 and June 28, 2002, the Company acquired the right to a 100% interest in six mineral properties known as: Lac Leran, Lac Leran #2, Lac Pigeon, Lac Pigeon #2, Lac Joubert, and Lac Orillat, comprising a total of 354 mineral claims covering 45,472 acres, located in the Otish Mountains region of Quebec.

By agreements dated September 10, 2002, the Company acquired the right to a 100% interest in three mineral properties known as: Lac Taffanel, Lac Square Rock and Lac Herve, covering 51,485 acres, located within the Superior Craton of Quebec.

Subsequent to the year end, the Company sold most of its diamond exploration properties in the Otish Mountains and Superior Craton areas of Quebec. The Company realized proceeds of $57,300 and the retention of a 1% net smelter return and gross overriding royalty. The Company also signed an agreement to joint venture its Lac Leran property in the Otish Mountains area to allow the partner to earn up to a 45% interest in this property by making payments in cash and shares to Miranda and drilling a minimum of five diamond drill holes by February 5, 2005.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.             Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of the Company, which statements are prepared in accordance with Canadian GAAP.

The Company does not have a producing mineral property and has no sources of revenue other than interest income. The activities of the Company can be seen as steadily increasing during the past two years as the resource sector has experienced tremendous growth. With gold prices increasing the Company has acquired several gold projects during this past year and has been able to close several financings for exploration activity.

For the year ended August 31, 2003 the Company incurred a loss of $512,726 compared to a loss of $278,800 for the period ending August 31, 2002.

As at August 31, 2003, the Company had working capital of $299,904 compared to working capital of $280,062 as of August 31, 2002. The Company incurred exploration costs of $196,716 for the period ending August 31, 2003 compared to $10,716 in Fiscal 2002. The Company acquired several mineral properties during this past Fiscal year.

Total administrative expenses including amortization, corporate financial services, investor relations, management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies for the year ended August 31, 2003 was $479,953 compared to $279,694 for the year ended August 31, 2002. Expenses in all categories increased due to the increased level of activity in the Company during this past fiscal year. Office rent, telephone, and supplies was $37,616 for the three month period ending August 31, 2003 compared to $33,568 for the three month period ending May 31, 2003.

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

During the year ended August 31, 2003, the Company closed a private placement of 135,000 units at $0.20 per unit for gross proceeds of $27,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

During the year ended August 31, 2003 the Company completed a private placement of 300,000 units at $0.20 per unit for gross proceeds of $60,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.26 per share to January 20, 2005.

During the year ended August 31, 2003 the Company completed a private placement of 750,000 units at $0.21 per unit for gross proceeds of $157,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.28 per share to February 20, 2005.

During the year ended August 31, 2003 the Company completed a private placement of 2,200,000 units at $0.23 for gross proceeds of $506,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.30 to April 9, 2005.

Subsequent to the year end the Company completed a private placement of 3,000,000 units at $0.15 for gross proceeds of $450,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share @ $0.20 to November 6, 2005.

Subsequent to the year end and in respect of the Company’s property acquisition agreement to acquire a 100% interest in two gold projects known as the Hercules and the Imperial Mine, the Company paid $16,000 US as per the mineral property option agreement and extended the deadline to March 18, 2004 for the incurrence of exploration expenditures of $75,000 US.

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

The Company’s cash position at August 31, 2003 was $289,750 compared to $266,605 at August 31, 2002.

The Company recorded a net loss for the year ended August 31, 2003 of $512,726 compared to $278,800 for the year ended August 31, 2002.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its properties until the Company develops a cash flow from operations.

C.             Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.             Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

The following table lists as of December 8, 2003, the names of the directors and senior management of the company. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Dennis L. Higgs [1]	Director, President, CEO, CFO	May 4, 1993
John O. McCutcheon [1]	Director	May 4, 1993
Aileen Lloyd [1]	Director	May 4, 1993
Steve Ristorcelli	Director, Corp. Secretary	July 29, 2003
Kenneth Cunningham	Director, President Miranda U.S.A., Inc., V.P. Exploration Miranda Gold Corp.	November 7, 2003
Joe Hebert	Vice President Exploration, Miranda U.S.A., Inc.	December 8, 2003
Clive de Larrabeiti	Vice President Corporate Finance	September 24, 2002

1 Member of the Audit Committee

There are no family relationships between any two or more Directors or Executive Officers of the Company. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

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

Kenneth Cunningham

Mr. Kenneth Cunningham, M.S.Geo, B.S.Geo, is President of Miranda U.S.A., Inc. and Vice President of Exploration. Mr. Cunningham has twenty-eight years experience from diversified mineral exploration and mining geology through to executive management; fifteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the exploration and acquisition effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

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

Clive de Larrabeiti

Clive de Larrabeiti is Vice President, Corporate Finance. Based in London, England Mr. de Larrabeiti is responsible for the Company’s corporate finance initiatives, additional project sourcing, and project finance activities. Mr. de Larrabeiti’s experience in the finance industry and public markets in Europe and North America totals twenty-two years. His experience includes representation of a number of TSX Venture and NASD-listed companies within the European financial community.

Joe Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration of Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary. Mr. Hebert brings twenty-two years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Fifteen of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 5.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez joint venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

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

During the year, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the president of the Company, $106,283 (2003) compared to $102,377 (2002) for reimbursement of rent, secretarial and office services.

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

D.             Employees

As of December 8, 2003, there are five directors of the Company and two senior officers. Three directors are also senior officers. One of the directors, Kenneth Cunningham is a geologist and is President of Miranda U.S.A., Inc. and works on a full time basis. One director, Dennis Higgs is President of Miranda Gold Corp., and has a management contract with the Company through his wholly owned private company. One director, Steven Ristorcelli is Corporate Secretary of the Company. The Company appointed Clive de Larrabeiti to the position of Vice President, Corporate Finance. Based in London, England Mr. de Larrabeiti is responsible for the Company’s corporate finance initiatives, additional project sourcing, and project finance activities. The Company appointed Joe Hebert, Vice President Exploration, Miranda U.S.A., Inc. Mr. Hebert brings 22 years of experience in mineral exploration and exploration management. One director, Aileen Lloyd performs administrative services for the Company.

E.             Share Ownership

The following table sets forth, as of December 1, 2003, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Dennis L. Higgs	Common	987,020[1]	7.22%
Aileen Lloyd	Common	248,100[2]	1.81%
Steve Ristorcelli	Common	105,700[3]	.77%
John McCutcheon	Common	122,000[4]	.89%
Clive de Larrabeiti	Common	121,600.89%
Kenneth Cunningham	Common	250,000	1.83%

* Based on 13,671,635 common shares outstanding

1 550,720 common shares are held indirectly through private companies 100% owned by Dennis Higgs;
2 600 are held through Chesa Management Co. Ltd. (a private company 100% owned by Aileen Lloyd;
3 105,700 are held directly;
4McCutcheon Management Ltd. owns 112,000 shares of the Company. McCutcheon Management Ltd. is controlled by John McCutcheon;

Directors and senior management also control:

527,500 outstanding share purchase warrants exercisable at $0.12 to January 7, 2004;

250,000 outstanding share purchase warrants exercisable at $0.27 to July 11, 2004;

120,000 outstanding share purchase warrants exercisable at $0.24 to November 8, 2004;

240,000 outstanding share purchase warrants exercisable at $0.28 to February 18, 2005;

125,000 outstanding share purchase warrants exercisable at $0.30 to April 8, 2005;

235,000 outstanding share purchase warrants exercisable at $0.20 to November 6, 2005;

350,000 outstanding share purchase warrants exercisable at $0.23 to April 8, 2004.

As of December 1, 2003, the directors and officers held as a group, directly or indirectly, an aggregate of 1,834,420 common shares and 1,847,500 share purchase warrants.

Options to Purchase Securities

Stock Options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the "Exchange"). At our annual general meeting held on January 31, 2003, our shareholders approved the adoption of a stock option plan that reserves for issuance up to a maximum of 1,405,852 (including existing stock options) of our issued and outstanding shares on the exercise of incentive stock options. We did not have a formal stock option plan before such date.

Under our stock option plan, (a) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the TSX Venture Exchange immediately preceding the granting of the option.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of December 8, 2003, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dennis Higgs	President	10,000 10,000 350,000	$0.14 $0.20 $0.27	December 14, 2006 September 16, 2007 June 18, 2008
Aileen Lloyd	Director	64,000 40,000 41,000	$0.14 $0.20 $0.27	December 14, 2006 September 16, 2007 June 18, 2008
John McCutcheon	Director	40,000 10,000	$0.14 $0.20	December 14, 2006 September 16, 2007
Steve Ristorcelli	Director/Corporate Secretary	40,000 80,000 55,000	$0.14 $0.20 $0.27	December 14, 2006 September 16, 2007 June 18, 2008

Clive de Larrabeiti	Sr. Officer	100,000	$0.20	September 16, 2007
Kenneth Cunningham	Sr. Officer/Director	250,000	$0.23	November 7, 2008
Joe Hebert	Sr. Officer	150,000	$0.35	December 8, 2008

Total Officers/Directors (7 persons) 1,240,000

Total Officers/Directors/Employees 1,400,000

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

Name of Member	Number of Common Shares	Percentage of Issued and Outstanding
Dennis Higgs	987,020*	7.22%
Darcy Higgs	717,000**	5.24%

* In addition Dennis Higgs beneficially owns or exercises control or direction over a total of 957,500 warrants of the Company. With the exercise of these warrants Dennis Higgs would beneficially own 13.29% of the issued and outstanding shares.

** In addition Darcy Higgs beneficially owns or exercises control or direction over a total of 762,500 warrants of the Company. With the exercise of these warrants Darcy Higgs would beneficially own 10.25% of the issued and outstanding shares.

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

The Company’s registered shareholder list for the Company’s common stock, dated January 8, 2004, showed 101 registered shareholders and 17,304,135 shares outstanding. Twenty-eight of these registered shareholders were US residents, owning 2,401,233 shares representing 13.88% of the issued and outstanding shares of the Company.

B.             Related Party Transactions

The Company was involved in the following related party transactions during the 2003 fiscal year:

The Company retains Ubex Capital Inc. ("Ubex") to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex has received the sum of $2,500 per month since May 1993, the sum of $3,000 per month since July 2001, and the sum of $5,000 per month since August, 2002, which amount may be increased by agreement between the parties, subject to the approval of the TSX Venture Exchange. The term of the agreement is month-to-month and may be terminated by either party on 30 days' written notice. Ubex is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

In March, 2003 the Company paid a total of $30,000 to Ubex Capital Inc. pursuant to acquisition agreements for the Company’s Lac Leran and Lac Pigeon projects in the Otish Mountains area of Quebec. Ubex is wholly owned by Dennis L. Higgs, the President, CEO, CFO and a director of the Company.

Steve Ristorcelli, a director of the Company, purchased 20,000 units pursuant to a private placement that closed on November 8, 2002. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.24 for two years. Mr. Ristorcelli also purchased 40,000 units at $0.23 pursuant to a private placement that closed on April 9, 2003. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.30 for two years.

Dennis Higgs, a director and President of the Company, purchased 220,000 units at $0.21pursuant to a private placement that closed on February 18, 2003. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.28 for two years. Mr. Higgs also purchased 85,000 units at $0.23 pursuant to a private placement that closed on April 9, 2003. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.30 for two years.

Aileen Lloyd, a director of the Company, purchased 20,000 units at $0.21 pursuant to a private placement that closed on February 18, 2003. Each unit consists of one common share in the capital stock of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.28 for two years.

During the year, the Company paid $106,283 (2002 - $102,377) to Senate Capital Group Inc. for rent, telephone, secretarial and office services. Senate Capital is wholly owned by Dennis Higgs, CEO, CFO and a director of the Company.

Other than as disclosed above, there have been no transactions during the 2003 fiscal year which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C.             Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8.             FINANCIAL INFORMATION

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

Exhibited hereto are audited consolidated financial statements prepared by an independent auditor and accompanied by an audit report:

(a)	Auditor’s Report, dated October 9, 2003

(b)	Consolidated Balance Sheets as of August 31, 2002 and August 31, 2003;

(c)	Consolidated Statements of Operations and Deficit for the years ended August 31, 2001, August 31, 2002, and August 31, 2003;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2001, August 31, 2002 and August 31, 2003;

(e)	Notes to Consolidated Financial Statements for the years ended August 31, 2002 and August 31, 2003.

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.

B.             Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, August 31, 2003 other than the following:

(a)
The Company sold most of its diamond exploration properties in the Otish Mountains and Superior Craton areas of Quebec. The Company realized proceeds of $57,300 and the retention of a 1% net smelter return and gross overriding royalty. The Company also signed an agreement to joint venture its Lac Leran property in the Otish Mountains area to allow the partner to earn up to a 45% interest in this property by making payments in cash and shares to Miranda and drilling a minimum of five diamond drill holes by February 5, 2005;

(b)
The Company announced the appointment of Kenneth Cunningham, M.S.Geo, B.S.Geo, to the Board of Directors of Miranda Gold Corp. and as Vice President of Exploration. He has been appointed President of Miranda U.S.A., Inc. the Company’s wholly-owned U.S. subsidiary. Mr. Cunningham has twenty-eight years experience from diversified mineral exploration and mining geology through to executive management; fifteen of those years have been focused in Nevada. He has previously led the exploration and acquisition effort resulting in two Nevada gold discoveries: a three million ounce discovery in the Battle Mountain trend and a one + million ounce discovery in the Carlin trend.;

(c)
Joe Hebert, B.S. Geo., has agreed to join Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary, as Vice President of Exploration. Mr. Hebert brings twenty-two years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Fifteen of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 5.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez joint venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career;

(d)
The Company also announced that it has leased the Red Canyon property in Eureka County, Nevada. The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The Company has advanced funds of US $26,200 in respect of this acquisition.

ITEM 9.             THE OFFER AND LISTING

A.             Offer and Listing Details

The Company’s common shares trade on the TSX Venture Exchange (“TSX”) (formerly known as the Canadian Venture Exchange, the successor exchange resulting from the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange effective November 29, 1999) in Vancouver, British Columbia, Canada, having the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX for the five most recent full financial years.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2003	.42	.19
August, 2002	.42	.13
August 2001	.12	.06
August 2000	.42	.10
August 1999	1.40	.40

The following table lists the volume of trading and high, low and closing sales prices on the TSX for shares of the Company’s common stock for the last eight fiscal quarters.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
11/30/01	8,400.30		.14	.14
02/28/02	35,380.35		.13	.13
05/30/02	15,942.42		.25	.30
08/31/02	18,800.36		.20	.20
11/30/02	68,100.36		.19	.19
02/28/03	2,096,380.42		.22	.33
05/30/03	667,200.36		.24	.34
08/31/03	605,340.30		.16	.21

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. The Company’s shares fluctuated from a low of $0.16 during Fiscal 2003 to a high of $0.42. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

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

ITEM 10.            ADDITIONAL INFORMATION

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

C.             Material Contracts

The following is a summary of each material contract entered into in the ordinary course of business to which the company is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from the company or any other member of the group.

(i)	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Gold Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Joubert property comprising 34 mineral claims totalling 4,341 acres (1,757 hectares). (See item 4.D under the heading “Quebec”).

(ii)	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Gold Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Pigeon #2 property comprising 41 mineral claims totalling 5,271 acres (2,133 hectares). (See item 4.D under the heading “Quebec”).

(iii)	Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc.and/or Monaco Investment Corp. and Thrush Industries Inc. (now called Miranda Gold Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Orillat property comprising 39 mineral claims totalling 4,978 acres (2,014 hectares). (See item 4.D under the heading “Quebec”).

(iv)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp. and Thrush Industries Inc. (now called Miranda Gold Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Pigeon property comprising 120 mineral claims totalling 15,392 acres (6,229 hectares). (See item 4.D under the heading “Quebec”).

(v)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and/or Menace Capital Corp., and/or Dennis Higgs and Thrush Industries Inc. (now called Miranda Gold Corp), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Leran property comprising 119 mineral claims totaling 15,361 acres (6,217 hectares). (See item 4.D under the heading “Quebec”).

(vi)
Mineral Property Option Agreement dated January 30, 2002 between Ubex Capital Inc. and Thrush Industries Inc. (now called Miranda Gold Corp.), and amendment agreements dated April 14, 2002, May 29, 2002 and June 28, 2002 in respect of an option to acquire an undivided 100% right, title and interest in the Lac Leran #2 property comprising 1 mineral claim totalling 129 acres (52.28 hectares). (See item 4.D under the heading “Quebec”).

(vii)
A letter agreement dated April 18, 2002 between Exploraciones Paradigma, (“Paradigma”) and Miranda Gold Corp. whereby Paradigma has the exclusive right to acquire a 90% Interest in the Las Catalinas property in Mexico by spending $250,000 on the Property within six years. (See item 4.D under the heading “Mexico, Las Catalinas”).

(viii)	Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Carleen Higgs and Miranda Diamond Corp. in respect of an option to acquire an undivided 100% right, title and interest in the Lac Taffanel property comprising 60 mineral claims totalling 7,615 acres (3,082 hectares). (See item 4.D under the heading “Quebec”).

(ix)
Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital and Carleen Higgs and Miranda Diamond Corp. in respect of an option to acquire an undivided 100% right, title and interest in the Lac Square Rock property comprising 75 mineral claims totalling 9,488 acres (3,840 hectares). (See item 4.D under the heading “Quebec”).

(x)
Mineral Property Option Agreement dated September 10, 2002 between Ubex Capital Inc. and Monaco Investment Corp. in respect of an option to acquire an undivided 100% right, title and interest in the Lac Herve property comprising 277 mineral claims totalling 34,382 acres (13,915 hectares). (See item 4.D under the heading “Quebec”).

(xi)
Mineral Property Option Agreement dated September 27, 2002 between MinQuest, Inc. and Miranda Gold Corp. in respect of an option to acquire a 100% interest, subject to a 3% NSR royalty in the Hercules Property; the Imperial Mine Property, and the Gilman Property . (See item 4.D under the heading “Nevada”).

(xii)
Mineral Property Option Agreement dated January 23, 2003, between Gerald Baughman and Miranda Diamond Corp. in respect of an option to acquire a 100% interest, subject to a 3% NSR royalty in the Blackrock project; the Coldsprings project; the Troy property, and the Redlich property. (See item 4.D under the heading “Nevada”).

(xiii)
Mineral Property Option Agreement dated April 9, 2003, between Gerald Baughman and Doug Bowden and Miranda Gold Corp. in respect of an option to acquire a 100% interest, subject to a 2.5% NSR royalty in the Kobeh Valley Prospect. (See item 4.A under the heading “History”).

(xiv)
A letter of intent dated November 18, 2003, for a twenty year lease on the Red Canyon project, between Red Canyon Corporation and Miranda Gold Corp., subject to a sliding net smelter royalty based on the price of gold. (See item 4.D under the heading Nevada).

(xv)
Mineral Property Option Agreement dated November 19, 2003, between Anthony Eng and Miranda Gold Corp. in respect of an option to acquire a 100% interest, subject to a 3% net smelter return royalty , in the Mineral County project (See item 4. D under the heading Nevada).

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

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the nonresident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

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

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, and as such, does not need to provide the information required by this Item 11.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15.            CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2003, being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer, Mr. Dennis Higgs and Ms. Aileen Lloyd, member of the audit committee. Based upon that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended August 31, 2003 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16.            [RESERVED]

ITEM 17.            FINANCIAL STATEMENTS

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Form 20-F. The Auditors Report of Morgan & Co., Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

ITEM 18.            FINANCIAL STATEMENTS

Not applicable

ITEM 19.            EXHIBITS

A.             Audited Consolidated Financial Statements and Financial Statement Schedules:

B.             Exhibits

Exhibit Number	Description
2.1	Notice of Annual and Special Meeting held January 30, 2003
31.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
31.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
32.1	Certification of CEOPursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

Registrant

Date: December 31, 2003

By: /s/ Aileen Lloyd

Aileen Lloyd, Director

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

AUDITORS' REPORT

To the Shareholders
Miranda Gold Corp.
(Formerly Miranda Diamond Corp.)

We have audited the consolidated balance sheets of Miranda Gold Corp. (formerly Miranda Diamond Corp.) as at August 31, 2003 and 2002, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002, and the results of its operations and cash flows for the years ended August 31, 2003 and 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, B.C.	“Morgan & Company”

October 9, 2003	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED BALANCE SHEETS

	AUGUST 31
	2003	2002

ASSETS

Current
Cash and short term deposits	$289,750	$266,605
Accounts receivable	7,217	11,911
Prepaid expenses	27,241	11,189
	324,208	289,705

Capital Assets (Note 2)	10,082	-
Mineral Properties (Note 3)	311,047	143,627
Deferred Exploration Expenditures	381,500	210,098

	$1,026,837	$643,430

LIABILITIES

Current
Accounts payable	$24,304	$9,643

SHAREHOLDERS’ EQUITY

Share Capital (Note 4)	5,071,869	4,140,114

Special Warrants (Note 5)	-	147,250

Contributed Surplus	96,967	-

Deficit	(4,166,303)	(3,653,577)
	1,002,533	633,787

	$1,026,837	$643,430

Approved by the Directors:

/s/ Dennis Higgs	/s/ Aileen Lloyd

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED AUGUST 31
	2003	2002

Expenses
Amortization	$1,779	$-
Corporate finance services	69,093	-
Interest and foreign exchange	7,960	3,807
Investor relations	37,038	-
Office rent, telephone, secretarial and sundry	142,713	129,921
Professional fees	34,677	57,249
Management fees	60,000	38,000
Property examination costs	17,537	25,611
Stock based compensation	54,148	-
Travel and business promotion	26,487	6,614
Transfer agent and regulatory fees	28,521	18,492
	479,953	279,694
Less: Interest income	(2,066)	(894)

Loss Before The Following	477,887	278,800

Write Off Of Abandoned Mineral Properties And Related
Exploration Expenditures	34,839	-

Loss For The Year	512,726	278,800

Deficit, Beginning Of Year	3,653,577	3,374,777

Deficit, End Of Year	$4,166,303	$3,653,577

Basic And Diluted Loss Per Share	$0.07	$0.12

Weighted Average Number Of Shares Outstanding	7,868,244	2,257,437

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED
	AUGUST 31
	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(512,726)	$(278,800)
Add (Deduct): Non-cash items:
Amortization	1,779	-
Stock based compensation	54,148	-
Write off of abandoned mineral properties and related
exploration expenditures	34,839	-
Shares issued as consideration for loan	-	-
	(421,960)	(278,800)
Change In non-cash working capital items:
Accounts receivable	4,694	(6,395)
Prepaid expenses	(16,052)	(2,189)
Accounts payable	14,661	(6,153)
	(418,657)	(293,537)

Cash Flows From Investing Activities
Capital assets	(11,861)	-
Mineral properties	(134,126)	(60,719)
Exploration expenditures	(196,716)	(10,716)
	(342,703)	(71,435)

Cash Flows From Financing Activities
Loan payable	-	(70,000)
Special warrant subscriptions received	-	200,000
Issue of share capital	790,255	500,000
Share issue costs	(5,750)	(16,400)
	784,505	613,600

Increase In Cash And Cash Equivalents	23,145	248,628

Cash And Cash Equivalents, Beginning Of Year	266,605	17,977

Cash And Cash Equivalents, End Of Year	$289,750	$266,605

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2003, the Company issued 200,000 share purchase warrants at a fair value of $42,819 as part consideration under the mineral property option agreements described in notes 3(c) and 3(d).

During the year ended August 31, 2002, the Company issued 72,000 units at a fair value of $0.20 per unit as part commission for the private placement described in Note 4(c), and 330,000 common shares at a fair value of $0.20 per share as part consideration under the mineral property option agreements described in Note 3(b).

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

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

	b)	SIGNIFICANT ACCOUNTING POLICIES

		i)	Consolidation These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.

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

		iii)	Capital Assets Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method at a rate of 30% per annum.

iv)

Financial Instruments

The Company’s financial instruments consist of cash and short term deposits, accounts receivable, and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)

Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

vi)

Future Income Taxes

The Company has adopted CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

vii)

Loss per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the “treasury stock method” in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

	viii)	Foreign Currency Translation Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

ix)

Stock Based Compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash, other assets, or the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

For all other non-cash stock-based employee compensation awards, the Company is permitted to use the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of grant, but pro forma disclosure of loss and loss per share as if the fair value method had been adopted. Consideration paid by employees upon the exercise of stock options is credited to share capital.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

2.	CAPITAL ASSETS

	2003			2002
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$11,861	$1,779	$10,082	$-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

3.	MINERAL PROPERTIES

				2003	2002
	a)	Secret Basin Property, Nevada

		The Company has acquired a 100% interest in the Secret Basin property located in Nye County, Nevada for U.S. $5,000 and the issuance of 10,000 shares. The Company will issue an additional 60,000 shares upon the project reaching certain development and exploration milestones including positive pre-feasibility and feasibility.		$18,400	$18,400

		Option payment received		(1,492)	(1,492)
				16,908	16,908

		The Company has granted an option to acquire a 50% interest in its Secret Basin, Nevada property for the following consideration:

		-	cash payment of U.S. $1,000;
		-	exploration expenditures totalling U.S. $250,000 by December 31, 2003, U.S. $10,000 of which must be expended by June 30, 2003.

				2003	2002

	b)	Otish Mountains, Quebec

		The Company has acquired a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in nine mineral properties, comprising a total of 766 mineral claims covering 96,957 acres, located in the Otish Mountains region of Quebec. Consideration payable for each property is as follows:

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

3.	MINERAL PROPERTIES (Continued)

	b)	Otish Mountains, Quebec (Continued)

PROPERTY	CASH	SHARES

Lac Leran $	$23,000	165,000 common shares
Lac Pigeon $	$23,000	165,000 common shares
Lac Leran #2 $	$129	-
Lac Pigeon #2 $	$5,271	-
Lac Joubert $	$4,341	-
Lac Orillat $	$4,978	-
Lac Herve $	$27,700	-
Lac Square Rock $	$7,500	-
Lac Taffanel $	$6,000	-

Total consideration paid			$197,919	$126,719

In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

3.	MINERAL PROPERTIES (Continued)

				2003	2002
	c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada (Continued)

		ii)	On or before September 18, 2003, US$16,000 in cash, US$60,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

		iii)	On or before September 18, 2004, US$20,000 in cash, US$60,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

		iv)	On or before September 18, 2005, US$24,000 in cash, US$120,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.

		v)	On or before September 18, 2006, US$40,000 in cash, US$120,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.

		vi)	On or before September 18, 2007, US$60,000 in cash, US$160,000 in exploration expenditures and warrants to purchase 100,000 shares at$0.40 for two years.

In addition, the Company has agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments received by the Company, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement. During the year ended August 31, 2003, the Company terminated its option in the Gilman property.

		Consideration paid to date		$49,149	$-
		Write down		(9,526)	-
				39,623	-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

3.	MINERAL PROPERTIES (Continued)

				2003	2002
	d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the four mineral properties in Nevada. Consideration payable under the option agreement is as follows:

		i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.40 for two years. US$5,000 payable due upon signing the agreement and the balance payable by April 23, 2003.

		ii)	On or before January 23, 2004, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.40 for two years.

		iii)	On or before January 23, 2005, US$25,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.40 for two years.

		iv)	On or before January 23, 2006, US$30,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.45 for two years.

		v)	On or before January 23, 2007, US$50,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.50 for two years.

		vi)	On or before January 23, 2008, US$75,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.55 for two years.

		Consideration paid to date		$56,597	$-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

3.	MINERAL PROPERTIES (Continued)
				2003	2002
e)

Kobeh Valley Prospect, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in a mineral property in Nevada. Consideration payable under the option agreement totalling US$47,500 is payable as follows:

		i)	US$5,000 on or before April 9, 2004
		ii)	US$5,000 on or before April 9, 2005
		iii)	US$7,500 on or before April 9, 2006
		iv)	US$10,000 on or before April 9, 2007
		v)	US$20,000 on or before April 9, 2008

		During the year ended August 31, 2003, the Company terminated its option in the Kobeh Valley Prospect. Consideration paid to date		$-	$-
				$311,047	$143,627

4.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2001	1,692,260	$3,537,764

Shares issued on conversion of special warrants	527,500	52,750
Shares issued for cash pursuant to a private placement	2,500,000	500,000
Shares issued for commissions	72,000	14,400
Shares issued pursuant to property option agreement	330,000	66,000
Less: Share issue costs	-	(30,800)

Balance, August 31, 2002	5,121,760	4,140,114

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

4.	SHARE CAPITAL (Continued)

	b)	Issued and Outstanding (Continued)
			NUMBER
			OF SHARES	CONSIDERATION

		Balance, August 31, 2002	5,121,760	$4,140,114

		Shares issued for cash pursuant to a private placement	3,385,000	750,500
		Shares issued on conversion of special warrants	1,472,500	147,250
		Shares issued on exercise of options	40,000	5,600
		Shares issued on exercise of warrants	281,500	34,155
		Less: Share issue costs	-	(5,750)

		Balance, August 31, 2003	10,300,760	$5,071,869

	c)

During the year ended August 31, 2002, the Company completed a private placement of 2,500,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.27 per share to July 11, 2004. In addition, the Company issued 72,000 units at a fair value of $0.20 per unit, and paid $16,400 cash as commission relating to the private placement.

During the year ended August 31, 2003, the Company completed a private placement of 135,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

During the year ended August 31, 2003, the Company completed a private placement of 300,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.26 per share to January 20, 2005.

During the year ended August 31, 2003, the Company completed a private placement of 750,000 units at $0.21 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.28 per share to February 20, 2005.

During the year ended August 31, 2003, the Company completed a private placement of 2,200,000 units at $0.23 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.30 per share to April 9, 2005. In addition, the Company paid $5,750 cash as a finder’s fee relating to the private placement.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

4.	SHARE CAPITAL (Continued)

	d)	Options Outstanding As at August 31, 2003, options were outstanding for the purchase of common shares as follows:

		NUMBER	PRICE
		OF	PER	EXPIRY
		SHARES	SHARE	DATE

		329,000	$0.14	December 14, 2006
		290,000	$0.20	September 16, 2007
		686,000	$0.27	June 18, 2008

		A summary of the changes in stock options for the year ended August 31, 2003 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2001	-	$-

Granted	369,000	0.14

Balance, August 31, 2002	369,000	0.14

Granted	976,000	0.25
Exercised	(40,000)	(0.14)

Balance, August 31, 2003	1,305,000	$0.22

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

4.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants As at August 31, 2003, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

1,721,000	$0.12	January 7, 2004
2,569,000	$0.27	July 11, 2004
150,000	$0.25	October 16, 2004
135,000	$0.24	November 8, 2004
300,000	$0.26	January 20, 2005
750,000	$0.28	February 18, 2005
100,000	$0.40	March 13, 2005
2,200,000	$0.30	April 8, 2005

5.	SPECIAL WARRANTS

		NUMBER OF
		WARRANTS	CONSIDERATION

	Balance, August 31, 2001	-	$-

	Issued for cash	2,000,000	200,000
	Converted to common shares	(527,500)	(52,750)

	Balance, August 31, 2002	1,472,500	147,250

	Converted to common shares	(1,472,500)	(147,250)

	Balance, August 31, 2003	-	$-

Each special warrant entitled the holder to receive one unit, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.12 to January 7, 2004. During the year ended August 31, 2003, the remaining special warrants were converted to units.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

5.

STOCK BASED COMPENSATION

The Company has elected to adopt the intrinsic value based method for employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

In fiscal 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.25%; dividend yield 0%; volatility of 133%; and 4.0 years of expected lives. The weighted average fair value of options granted as of August 31, 2003 is $0.21.

Based on the computed option values and the number of options issued to employees and directors, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the year and loss per share:

Loss for the year (as reported)	$(509,536)
Pro-forma	$(658,625)

Basic loss per share (as reported)	$(0.06)
Pro-forma	$(0.08)

7.	RELATED PARTY TRANSACTIONS

	a)	During the year, the Company paid $60,000 (2002 - $38,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the year, the Company paid $106,283 (2002 - $102,377) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the year, the Company incurred $61,729 (2002 - $Nil) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 3(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

8.

INCOME TAXES

At August 31, 2003, for Canadian income tax purposes, the Company has approximately $23,000 of undeducted expenditures for tax purposes expiring through August 2007 relating primarily to share issue costs, cumulative Canadian exploration and development expenses of approximately $535,000, which can be carried forward indefinitely, and approximately $1,973,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2004	$414,000
2005	341,000
2006	206,000
2007	134,000
2008	168,000
2009	279,000
2010	431,000

$1,973,000

At August 31, 2003, the Company also has non-capital loss carryforwards of approximately $578,000 which can be applied to reduce income earned in the United States which expire as follows:

2009	$2,000
2011	107,000
2017	212,000
2018	186,000
2020	39,000
2023	32,000

$578,000

The ability of the Company to use the losses that expire prior to 2023 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

7.

INCOME TAXES (Continued)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2003	2002

Non-capital loss carryforwards	$750,000	$756,000
Share issue costs	9,000	10,000
Resource deductions	203,000	179,000
Total future assets	962,000	945,000
Valuation allowance	(962,000)	(945,000)

Net future assets	$-	$-

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

		2003	2002

	Tax at statutory rate	$(194,000)	$(112,000)
	Amortization of share issue costs for tax and accounting	(3,000)	(2,000)
	Effect on change in tax rate	38,000	88,000
	Foreign earnings subject to different tax rates	12,000	-
	Stock based compensation	21,000	-
	Temporary difference for which no new tax benefit has
	been recognized	126,000	26,000

		$-	$-

9.

SUBSEQUENT EVENT

Subsequent to August 31, 2003, the Company sold several of its mineral properties in the Otish Mountain area of Quebec. A total of 486 claims were sold comprising a total of 60,804 acres and include the Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock, Lac Taffanel, and Lac Leran #2 properties. These properties are described in Note 3(b).

The Company sold a 100% interest in these properties for net proceeds of $55,100 and the retention of a 1% net smelter return and gross overriding royalty.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

10.

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

	2003	2002

Loss in accordance with Canadian GAAP	$(512,726)	$(278,800)

Deduct:
Mineral property costs incurred in the year and
capitalized	(176,945)	(126,719)
Deferred exploration expenditures	(196,716)	(10,716)
Stock based compensation	-	-

Add:
Mineral property costs written off in the period that
would have been expensed in a prior period	34,839	-

Loss in accordance with US GAAP	$(851,548)	$(416,235)

	2003	2002

Loss per share (US GAAP)	$(0.11)	$(0.18)

Weighted average shares outstanding (US GAAP)	7,868,244	2,257,436

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) Statement of Cash Flows in Accordance with US GAAP

	2003	2002

Cash flows from operating activities
Loss in accordance with US GAAP	$(851,548)	$(416,235)

Adjustments to reconcile loss to net cash used by
operating activities
Amortization	1,779	-
Shares and warrants issued for other than cash	42,819	66,000
Stock based compensation	54,148	-

Change in non-cash working capital items:
Accounts receivable	4,694	(6,395)
Prepaid expenses	(16,052)	(2,189)
Accounts payable	14,661	(6,153)
	(749,499)	(364,972)

Cash flows from investing activities
Capital assets	(11,861)	-

Cash flows from financing activities
Loan payable	-	(70,000)
Special warrant subscriptions received	-	200,000
Issue of share capital	790,255	500,000
Share issue costs	(5,750)	(16,400)
	784,505	613,600

Increase (Decrease) in cash	$23,145	$248,628

	2003	2002

Shareholders’ equity (deficiency) – Canadian GAAP	$1,002,533	$633,787
Mineral properties and deferred exploration expenditures	(692,547)	(353,725)

Shareholders’ equity (deficiency) – US GAAP	$309,986	$280,062

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003 AND 2002

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2003	2002

Mineral properties and deferred exploration expenditures –
Canadian GAAP	$692,547	$353,725
Mineral properties and deferred exploration expenditures
expensed per US GAAP	(692,547)	(353,725)

Mineral properties and deferred exploration expenditures –
US GAAP	$-	$-

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

ii)
Effective September 1, 2002, the Company adopted the new CICA accounting standard in respect of stock based compensation. This new standard is substantially identical to United States GAAP. Under US GAAP, had the Company elected to recognize stock based compensation based on the estimated fair value of stock options granted, results would have been as follows:

August 31, 2003
Loss for the year – US GAAP	$(1,000,638)
Loss per share	(0.13)

August 31, 2002
Loss for the year – US GAAP	(480,776)
Loss per share	(0.21)