Form 20-F
MIRANDA GOLD CORP
filed 2005-01-21
CIK 942149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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
OTC Bulletin Board: MRDDF
 Frankfurt Stock Exchange: MRG
Berlin Stock Exchange: MRG

Securities registered or to be registered pursuant to Section 12(g) of the Act
      None

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report 22,169,260 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

i

F.	DIVIDENDS AND PAYING AGENTS	33
G.	STATEMENT BY EXPERTS	33
H.	DOCUMENTS ON DISPLAY	33
I.	SUBSIDIARY INFORMATION	34

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings. Item 16 is reserved

* The Company has responded to Item 17 in lieu of responding to this Item.

ii

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended August 31.

For the Year Ended August 31
	2004	2003	2002	2001	2000
	$	$	$	$	$
Revenues (interest income)	13,789	2,066	894	2,611	9,014
General and Administrative	1,628,810	479,953	279,694	170,660	142,441
Expenses
Write off of Abandoned
Mineral Properties and Related	440,646	34,839	Nil	528,803	39,490
Exploration Expenses
Loss For The Year	2,048,055	512,726	278,800	696,852	172,917
Income (Loss) per share	(0.11)	(0.07)	(0.12)	(0.42)	(0.10)
Current Assets	1,656,902	324,208	289,705	32,493	133,280
Total Assets	2,200,855	1,026,837	643,430	248,783	846,124
Current Liabilities	46,708	24,304	9,643	15,796	285
Long Term Debt	Nil	Nil	Nil	70,000	Nil
Shareholders Equity	2,154,147	1,002,533	633,787	162,987	845,839

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2004, August 31, 2003, August 31, 2002, August 31, 2001, and August 31, 2000, the average rates for the period, and the range of high and low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years
	Average	High	Low	Close
For the Year Ended August 31, 2004	$ 1.32	$ 1.38	$ 1.26	$ 1.31
For the Year Ended August 31, 2003	$ 1.46	$ 1.60	$ 1.33	$ 1.39
For the Year Ended August 31, 2002	$ 1.56	$ 1.61	$ 1.50	$ 1.56
For the Year Ended August 31, 2001	$ 1.53	$ 1.58	$ 1.47	$ 1.54
For the Year Ended August 31, 2000	$ 1.48	$ 1.51	$ 1.44	$ 1.48

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months
	June, 2004	July, 2004	August, 2004	September, 2004	October, 2004	November, 2004
High	$ 1.34	$ 1.33	$ 1.32	$ 1.30	$ 1.27	$ 1.22
Low	$ 1.33	$ 1.31	$ 1.31	$ 1.26	$ 1.21	$ 1.18

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.1904 as of November 30, 2004.

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

ITEM 4 INFORMATION ON THE COMPANY

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

The Company's head office is located at Suite 306 – 1140 Homer Street, Vancouver, British Columbia, V6B 2X6. The contact person is Dennis Higgs, Chairman, Chief Financial Officer and Director. The telephone number is (604) 689-1659 and the facsimile number is (604) 689-1722.

In October, 2002, the Company entered into an option agreement to acquire a 100% interest in three gold projects in Nevada known as the Hercules Property, the Imperial Mine Property and the Gilman Property, subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for US $2 million. However, in 2003, the Company dropped the Gilman project as this project no longer fit the Company’s exploration strategy. During this fiscal year the Company sold outright its interest in the Imperial Mine property for a one-time cash payment of US $50,000.

Under an agreement dated January, 2003 and an amended agreed dated April 9, 2003, the Company entered into an option agreement to acquire a 100% interest in four gold projects in Nevada know as the Blackrock property, the Cold Springs property, the Troy property and the Redlich property. During this fiscal year the Company terminated its interest in the Blackrock and Cold Springs properties. The Company performed preliminary exploration work on the Troy property during the fall of 2004. In March, 2004, the Company signed a binding letter of intent to joint venture its Redlich project located in Esmeralda County, Nevada, with Newcrest Resources Inc. (“Newcrest”).

In June 2003, the Company listed its shares on the Frankfurt and Berlin Stock Exchanges thereby allowing European investors easier access to trade the Company’s shares.

In November, 2003, Kenneth D. Cunningham, M.S. Geo, B.S. Geo. agreed to join the Board of Directors of Miranda Gold Corp. Mr. Cunningham has assumed the position of President and CEO of Miranda Gold Corp. and President of Miranda U.S.A., Inc. , the Company’s wholly-owned U.S. subsidiary.

Also in November, 2003, the Company leased the Red Canyon property in Eureka County, Nevada. The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. Miranda signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda will pay $26,200 upon signing of the formal agreement and issue 75,000 warrants. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point. Subsequent to the year end the Company joint ventured its Red Canyon property with Newmont Mining Corporation. Newmont paid US $30,000 to Miranda upon signing of the Venture Agreement and will assume the payments on the underlying lease. Newmont can earn a 60% interest in the Red Canyon property by spending US $2.5 million in exploration expenditures prior to December 31, 2009, of which US $300,000 would be expended by December 31, 2005, and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

In December, 2003 Miranda Gold Corp. signed an option to acquire a 100% interest in the Bald Peak project located in Mineral County, Nevada. The project has the potential for the discovery of high-grade underground quartz-adularia-style veins as well as bulk tonnage stockwork deposits.

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

In January, 2004, the Company staked two claims blocks called the Fuse and the JDW property in Pine Valley, Eureka County, Nevada. The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

In February, 2004, Mr. Brent Cook joined the Company as an advisor. Mr. Cook has twenty-five years of experience focused on the economic evaluation of minerals exploration and development and mining properties located in over 50 countries and encompassing virtually all geologic environments.

In May, 2004, the Company signed a binding letter of intent to joint venture its Hercules project located in Lyon County, Nevada, with Lincoln Gold Corp. Under the terms of the joint venture agreement, Lincoln has paid $10,000 to Miranda and is obligated to complete a work commitment of $75,000 or 3,600 feet of drilling by September 18, 2004. In August 2004 Lincoln began drilling on the Hercules project located in Lyon County, Nevada. Subsequent to the year end the Company dropped the Hercules property.

In May, 2004, the Company signed a mineral lease agreement on four properties, all of which are located in the Cortez Trend portion of the Eureka-Battle Mountain Gold Belt. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year ten and each year thereafter for the life of the lease. The Lessor also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. Subsequent to the year end the Company joint ventured its Red Hill property with Placer Dome. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

In June, 2004, the Company staked 28 claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

In July, 2004, the Company’s shares were quoted on the OTC Bulletin Board under the trading symbol: MRDDF.

Also in July, 2004, Newcrest Resources Inc. began drilling on Miranda’s Redlich project located in Esmeralda County, Nevada. Newcrest permitted 21 drill sites at Redlich and drilled at least 19 holes during the first phase of exploration drilling. Results were released subsequent to fiscal year-end 2004, and Newcrest staked an additional 57 claims and is permitting a second phase of drilling.

Subsequent to the year end the company leased the Horse Mountain property located in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The property is located approximately 11 miles west-northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture.

Miranda has signed a 20-year lease on the Horse Mountain project, has paid a US $30,000 signing bonus, and will issue 25,000 warrants to the underlying claim owner. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty (“NSR”) of 3.5% .

None of the Company’s properties are beyond the exploration stage and there is no assurance that any of the Company’s mining properties contain a commercially viable ore body until further exploration work is done.

In this Annual Report all currency refers to Canadian Dollars (Cdn $) unless indicated otherwise.

B. Business Overview

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company’s primary focus is on gold exploration in Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Miranda Gold Corp. has twelve gold exploration projects in various stages of exploration in Nevada. These projects include the Redlich project located in Esmeralda County, the Troy Canyon project located in Nye County, the Bald Peak project located in Mineral County, and the Red Canyon, Fuse, JDW, Red Hill, Coal Canyon, BPV, CONO, and

ETTU projects located in Eureka County and the Horse Mountain project located in Lander County. The Red Hill, Redlich and Red Canyon projects are joint ventured to other companies.

Miranda continues to resolve a robust exploration model to predict the location of large gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, Miranda is utilizing GIS and regional databases to identify additional discrete mineral belts similar to and parallel to the Cortez Trend.

C. Organizational Structure

The Company has one subsidiary, Miranda U.S.A., Inc.

The Company’s wholly-owned U.S. subsidiary, Miranda U.S.A., Inc. was incorporated under the laws of the State of Nevada. On July 19, 1996 Miranda U.S.A., Inc. filed with the Secretary of State for the State of Nevada a Statement to Transact Business in Nevada.

D. Property

Nevada

Miranda Gold Corp. has twelve gold exploration projects in various stages of exploration and development in Nevada. These projects include the Redlich project located in Esmeralda County, the Troy Canyon project located in Nye County, the Bald Peak project located in Mineral County, and the Red Canyon, Fuse, JDW, Red Hill, Coal Canyon, BPV, CONO, and ETTU projects located in Eureka County and the Horse Mountain project located in Lander County. The Red Hill, Redlich and Red Canyon projects are in joint venture with other companies.

Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for one million dollars U.S. for each 1% NSR being purchased.

The remaining acquisition price for the two properties is payable until January 23, 2008 and comprises 90,000 warrants and US $54,000. The warrants allow the vendor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.40 to $0.55 and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined remaining work commitment on these two properties of US $172,500 until January 23, 2008.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

The Company initiated underground mapping and sampling in August 2004. The results of this work confirm the presence of high grade gold (to 16 oz Au/t) in underground stopes and that multiple sub parallel 2 to 10 foot east- dipping veins can be targeted with a modest first pass drill program. Surface mapping was also completed in order to begin to advance targets satellite to the known underground workings.

Continued work is planned for late 2004 or early 2005 including permitting a first-pass drill program.

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

To facilitate an assessment of the Redlich Prospect’s potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co. The Company increased its land position by staking an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

The Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”) in March 2004.

Miranda’s Redlich property comprises a total of 104 claims. Newcrest paid to Miranda US $45,000, and thereafter US $30,000 annually until March 4, 2008. Newcrest will have an annual work commitment commencing with US $75,000 this year, US $150,000 for each of the next two years, and then US $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Past drilling has encountered among others, eight mineralized intervals of five feet each grading between 0.08 oz Au/t (2.7 g Au/t) and up to 0.59 oz Au/t (20.2 g Au/t). Each of these intervals is associated with wide intervals of low-grade mineralization. The gold mineralization occurs in quartz veins or quartz fracture zones.

Newcrest completed a first phase drill program in the end of October 2004 that included 19 holes for a total of 11,094 feet (3,382m). The highlights of this drilling included high-grade intercepts of 10 feet @ 0.680 oz Au/t, 5feet

@ 1.35 oz Au/t, and 15 feet @ 0.330 oz Au/t. In addition to high-grade, one hole included an intercept of 190 feet @ 0.020 oz Au/t.

Newcrest is encouraged by the drilling and as a result has expanded the claim block by 57 new claims resulting in a total of 161 claims. Pending drilling approval, Newcrest plans to initiate a second round of drilling in the first quarter of 2005.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda paid US $26,200 upon signing of the formal agreement and issued 75,000 warrants. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling US $600,000 through years one through ten.

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

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 oz Au/t) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 oz Au/t).

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

Through reconnaissance mapping the Company has recognized significant exposures of upper Devonian chert-carbonate units on the eastern quarter of the project area previously mis-mapped as upper plate facies due to the degree of hydrothermal alteration. Equivalent units provide the preferred host at Cortez Hills. The Company is advancing new drill targets in this area.

The Company signed an agreement to joint Venture its Red Canyon project with Newmont USA Limited in October 2004. Newmont paid to Miranda US $30,000 on signing and will assume payments on the underlying lease. Newmont can earn a 60% interest in Red Canyon by spending US $2.5 million in exploration expenditures prior to December 31, 2009 of which US $300,000 would be expended by December 31, 2005 and may earn an additional

10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

It is anticipated that Newmont will initiate a first pass drill program by mid 2005.

Bald Peak Project

The Company signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and US $177,500. A total of US 7,500 has been paid with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.25 to $0.50 and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for US $1,000,000 for each 1% of the NSR purchased.

Bald Peak is approximately 9 kilometres north of the past producing high-grade Bodie gold-silver mine and 8 kilometres west of Metallic Ventures' (TSX: MVG) Esmeralda project. The mineralized veins at Bald Peak and Bodie trend NNE, suggesting that both vein systems occur within the same structural zone. The Bald Peak veins/stockworks occur along an intermittently exposed 2 kilometer long structure, up to 200 meters wide, located along the base of a rhyolite dome. Sixteen of eighteen rock chip samples taken by previous operators from the vein/stockworks were anomalous in gold, the highest value being 5.4 g/t gold. Quartz-after-calcite alteration textures are exposed in some of these veins, implying the existence of the uppermost portion of a boiling, hydrothermal system.

Fjordland Exploration controls ground immediately adjacent to the Company’s Bald Peak Project. Fjordland is in the process of permitting and has announced plans to drill approximately 2,000 feet once permits are issued.

Reconnaissance prospecting and mapping by the Company confirms that the NNE vein-structure, to be drilled by Fjordland, continues to the NE and SW onto Miranda’s Bald Peak Project.

Fuse and JDW Properties

The Company staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain –Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

During the past 18 months, the Horse Canyon Valley-Pine Valley area has been the site of a staking rush. Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to the Company. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline and Cortez mine complexes. The recent discovery of the +7.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Placer Dome has recently disclosed the mercury soil gas anomalies coinciding with a NNW-WNW fault fabric indicated by gravity surveys are the best predictors of covered gold systems in the Cortez Trend.

During July, the Company initiated real-time mercury soil gas sampling and detailed gravity interpretation on the FUSE project in order to resolve drill targets. Approximately 200 stations of a 500 station program have been completed. Preliminary results suggest low level mercury anomalies are indicated. These surveys will progress onto the JDW project also.

ETTU Property

In May 2004, the Company staked 28 claims in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend. The claims lie approximately nine miles southeast of the Gold Bar mine and four miles south of the Afgan deposit.

Miranda targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonates to the north are expected to occur under pediment gravel on ETTU.

Newmont Mining Corporation, subsequent to Miranda staking the ETTU claims, also initiated aggressive land acquisitions in the Kobeh Valley area, staking a very large claim block estimated to be in excess of 15 square miles, that completely surrounds the ETTU claims.

The Company has conducted no exploration on the ETTU claims. Airborne Resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

BPV, CONO, Coal Canyon and Red Hills

In May the Company signed a lease agreement with Nevada North Resources (U.S.A.), Inc. a privately held exploration company for four additional properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year ten and each year thereafter for the life of the lease. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%.

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic "windows" that expose lower plate carbonate rocks favorable for hosting disseminated gold mineralization such as the nearby Cortez Hills (7.5 million ounces) and Pipeline deposits (12 million ounces). Both the CONO and BPV properties lie approximately 3 miles south of the ET Blue Project where the Cortez Joint Venture conducted a major drill program in 2002-2003.

The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has drilled weakly anomalous gold associated with dikes.

Drilling on the CONO claims has indicated lower plate carbonates in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastics and chert but lower plate carbonates may occur at permissible depths.

Both Placer Dome and the Cortez Joint Venture (Placer Dome 60% and Kennecott Minerals 40%) have been extremely active in this area and all four of the new properties are surrounded by or adjoin claims held by these companies.

Miranda has acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture's Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley - Pine Valley area represents a geologic setting similar to Crescent Valley that hosts the Pipeline-Cortez mine complex.

The Company has not completed any exploration work on these properties.

The Company signed an agreement to joint venture the Red Hill project with Placer Dome US Inc (PDUS) in October 2004. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

It is anticipated that PDUS will initiate a first pass exploration program on Red Hill by mid 2005.

Horse Mountain

The Company has signed a 20-year lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The Company has paid a US $30,000 signing bonus, and will issue 25,000 warrants to the underlying claim owner. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty (“NSR”) of 3.5% .

The property is located approximately 11 miles west- northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture. Placer Dome, operator of the Cortez Joint Venture, has publicly identified and promoted the general area around the Horse Mountain property as a strategic area of exploration focus subsequent to their Cortez Hills discovery of greater than 7 million ounces of gold.

Drilling on the Horse Mountain project in the late 1990s by Pathfinder Exploration and High Desert Minerals intersected lower-plate carbonates rocks inferred as altered Silurian Robert's Mountain Formation and Ordovician Hanson Creek Formation below the Roberts Mountain Thrust. These are prolific host rocks elsewhere on the Cortez Trend. One of these holes (MC9608) intersected 9.1 meters (30 feet) of 0.85 g Au/t (0.025 oz Au/t) including one 3-meter sample interval of 1.50 g Au/t (0.044 oz Au/t)) near the bottom of the hole. The Roberts Thrust (RMT), which separates upper- plate stratigraphy from lower-plate carbonate rocks, was intersected at 257m (840 feet.) and shows strong alteration and oxidization through the entire lower-plate drill interval. Elevated trace elements and the style of alteration, including moderate to intense silicification, clay alteration, decalcification and hematite suggest the presence of a robust Carlin-type system. Four other holes in the area have reached the lower-plate on the property. Moderate to intense alteration in the lower-plate is notable over significant thicknesses in all the holes reaching the RMT and anomalous gold is noted in two other holes. Oxidation is strongly developed locally to depths of at least 1,700 ft below surface.

The Company is in the process of compiling historic exploration data to advance drill targets. Otherwise no physical exploration work has been conducted on the property except for nominal reconnaissance mapping and prospecting.

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

For the year ended August 31, 2004 the Company incurred a loss of $2,048,055 compared to a loss of $512,726 for the year ending August 31, 2003.

As at August 31, 2004, the Company had working capital of $1,610,194 compared to working capital of $299,904 as of August 31, 2003. The Company incurred exploration costs of $248,980 for the period ending August 31, 2004 compared to $196,716 in Fiscal 2003. The Company acquired several additional mineral properties during this past Fiscal year.

Total expenses including amortization, corporate financial services, investor relations, management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies for the year ended August 31, 2004 was $1,628,819 compared to $479,953 for the year ended August 31, 2003. A total of $801,439 is related to the fair value of stock options granted during the quarter. Investor relations and travel and business promotion categories were up significantly since last year as a result of attending and participating in several international gold shows. Activities within the Company has been steadily increasing as it continues to acquire several additional mineral properties.

Office rent, telephone, and supplies was $55,836 for the three month period ending August 31, 2004 compared to $34,453 for the three month period ending May 31, 2004.

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

During the year ended August 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 for gross proceeds of $450,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share @ $0.20 to November 6, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 400,000 at a price of $0.30 for gross proceeds of $120,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share @ $0.40 to December 11, 2005.

In respect of the Company’s property acquisition agreement to acquire a 100% interest in two gold projects known as the Hercules and the Imperial Mine, the Company paid $16,000 US as per the mineral property option agreement and extended the deadline to March 18, 2004 for the incurrence of exploration expenditures of $75,000 US.

During the year there were 6,683,625 warrants exercised for total proceeds of $1,469,610.

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

The Company’s cash position at August 31, 2004 was $1,611,118 compared to $289,750 at August 31, 2003.

The Company recorded a net loss for the year ended August 31, 2004 of $2,048,055 compared to $512,726 for the year ended August 31, 2003.

Subsequent to the year end the Company has negotiated a private placement of 2,900,000 units at a price of $0.70 per unit with a two year warrant exercisable at $0.90.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists as of December 31, 2004, the names of the directors and senior management of the company. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First
Elected/Appointed
Dennis L. Higgs [1]	Director, Chairman	May 4, 1993
Kenneth Cunningham	Director, President and CEO	November 7, 2003
Miranda Gold Corp. and Miranda
U.S.A., Inc.,
Steve Ristorcelli [1]	Director	(Director) February
20, 1995 (Corp.
Secretary) July 29,
2003
Aileen Lloyd	Director, Corporate Secretary	May 4, 1993
James Cragg [1]	Director	December 13, 2004
Joe Hebert	Vice President Exploration,	December 8, 2003
Miranda U.S.A., Inc.
1 Member of the Audit Committee

There are no family relationships between any two or more Directors or Executive Officers of the Company. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of the Company.

Dennis L. Higgs

Mr. Higgs, B. Com is the Chairman and Chief Financial Officer of the Company. Mr. Higgs has been employed by the Company since 1993. Mr. Higgs is responsible for the Company’s day to day operations as well as the raising of capital to fund the operations of the Company. He is also President of Senate Capital Group Inc., a private venture capital and resource management company.

Kenneth Cunningham

Mr. Kenneth Cunningham, M.S.Geo, B.S.Geo, is President of the Company and Miranda U.S.A., Inc. Mr. Cunningham has twenty-eight years experience from diversified mineral exploration and mining geology through to executive management; fifteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the exploration and acquisition effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

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

James Cragg

Mr. James F. Cragg is one of the directors of the Company and has served in this capacity since December, 2004. Mr. Cragg is a business and marketing consultant proficient in financial analysis, negotiations, forecasting, deal making and investment banking. He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg joins Miranda as an independent director.

Joe Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration of Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary. Mr. Hebert brings twenty-two years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Fifteen of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez joint venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

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

The Company retains Ubex Capital Inc. (“Ubex”) to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex receives the sum of $5,000 per month. The term of the agreement is month-to-month and may be terminated by either party on 30 days written notice. Ubex is wholly owned by Dennis L. Higgs, the Chairman and CFO and a director of the Company.

Senate Capital Group Inc., is 100% owned by Dennis L. Higgs, the Chairman and CFO, and Director of the Company, and receives a monthly fee to recover its costs of providing office space, telephones and related expenses to the Company.

During the year, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the president of the Company, $128,321 (2004) compared to $106,283 (2003) for reimbursement of rent, secretarial and office services.

Board Practices

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term.

The Company’s Board of Directors has one committee, the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee. The Audit Committee is comprised of Dennis Higgs, Steve Ristorcelli and James Cragg.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. Employees

As of December 13, 2004, there are five directors of the Company and one senior officer. Three directors are also senior officers. One of the directors, Kenneth Cunningham is a geologist and is President and CEO of the Company as well as Miranda U.S.A., Inc., (the Company’s wholly-owned subsidiary) and works on a full time basis. One director, Dennis Higgs is Chairman, and has a management contract with the Company through his wholly owned private company, Ubex Capital Inc. One director, Aileen Lloyd is Corporate Secretary of the Company and performs administrative services for the Company. The Company appointed Joe Hebert, Vice President Exploration. Mr. Hebert brings 22 years of experience in mineral exploration and exploration management.

E. Share Ownership

The following table sets forth, as of December 1, 2004, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership
Name of Beneficial	Title of	Number of Securities of Class	Percent of Class *
Owner	Class
Dennis L. Higgs	Common	1,137,020(1)	4.88%

Kenneth Cunningham	Common	200,000(2)	.86%
Aileen Lloyd	Common	300,500(3)	1.29%

Steve Ristorcelli	Common	168,700(2)	.72%

* Based on 23,309,760 common shares outstanding

[1] 570,220 common shares are held indirectly through private companies 100% owned by Dennis Higgs;

[2] 200,000 common shares are held directly;

[3] 600 common shares are held through Chesa Management Co. Ltd., a private company 100% owned by Aileen Lloyd;

[4] 168,700 common shares are held directly;

Directors and senior management also control:

20,000 outstanding share purchase warrants exercisable at $0.24 to November 8, 2004;

240,000 outstanding share purchase warrants exercisable at $0.28 to February 18, 2005;

125,000 outstanding share purchase warrants exercisable at $0.30 to April 8, 2005;

235,000 outstanding share purchase warrants exercisable at $0.20 to November 6, 2005;

350,000 outstanding share purchase warrants exercisable at $0.23 to April 8, 2004.

As of December 8, 2004, the directors and officers held as a group, directly or indirectly, an aggregate of 1,806,220 common shares and 970,000 share purchase warrants.

Options to Purchase Securities

Stock Options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the "Exchange"). At our annual general meeting held on February 6, 2004, our shareholders approved the adoption of a stock option plan that reserved for issuance up to a maximum of 3,411,327 shares, representing 20% of the issued and outstanding shares of the Company at that time and together with 300,000 shares representing 20% of 1,500,000 share purchase warrants which were exercised prior to the Annual General Meeting.

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

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of December 31, 2004, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding

Name	Title	Number of Shares	Exercise Price	Expiration Date
		of Common
		Stock
Dennis Higgs	Chairman	340,000	$ 0.27	June 18, 2008
		525,000	$ 0.53	February 9, 2009
Kenneth	Sr. Officer/Director	250,000	$ 0.23	November 7, 2008
Cunningham		250,000	$ 0.53	February 9, 2009
Aileen Lloyd	Director, Corporate	40,000	$ 0.20	September 16, 2007
	Secretary	41,000	$ 0.27	June 18, 2008
		300,000	$ 0.53	February 9, 2009
Steve Ristorcelli	Director	80,000	$ 0.20	September 16, 2007
		55,000	$ 0.27	June 18, 2008
		140,000	$ 0.53	February 9, 2009
Joe Hebert	Sr. Officer	150,000	$ 0.35	December 8, 2008
		175,000	$ 0.53	February 9, 2009
Total Officers/Directors (6 persons) 2,346,000

Total Officers/Directors/Employees 2,726,000

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company.

Name of Member	Number of Common Shares	Percentage of Issued and Outstanding
Nil	Nil	Nil

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

The Company’s registered shareholder list for the Company’s common stock, dated December 3, 2004, showed 54 registered shareholders and 23,132,260 shares outstanding. Thirty of these registered shareholders were US residents, and one was a depository for shares of US residents, which combined own 3,301,233 shares representing 14.27% of the issued and outstanding shares of the Company.

B. Related Party Transactions

The Company was involved in the following related party transactions during the 2004 fiscal year:

During the year, the Company paid $128,321 (2003 - $106,283) to Senate Capital Group Inc. for rent, telephone, secretarial and office services. Senate Capital is wholly owned by Dennis Higgs, Chairman and CFO and a director of the Company.

The Company retains Ubex Capital Inc. ("Ubex") to provide management services under a Management Services Agreement dated May 4, 1993. Under the agreement, Ubex has received the sum of $2,500 per month from May 1993 to July, 2001, the sum of $3,000 per month from July 2001 To August, 2002, and the sum of $5,000 per month since August, 2002. This amount may be increased by agreement between the parties, subject to the approval of the TSX Venture Exchange. The term of the agreement is month-to-month and may be terminated by either party on 30 days' written notice. Ubex is wholly owned by Dennis L. Higgs, the Chairman and CFO and a director of the Company.

Mr. Ken Cunningham, a director, President and CEO of Miranda Gold Corp., has a 10% equity interest in four properties located in the Cortez Trend and leased from Nevada North through his relationship as past vice-president of Nevada North.

Other than as disclosed above, there have been no transactions during the 2004 fiscal year which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Exhibited hereto are audited consolidated financial statements prepared by an independent auditor and accompanied by an audit report:

(a) Auditor’s Report, dated December 1, 2004;

(b) Consolidated Balance Sheets as of August 31, 2003 and August 31, 2004;

(c) Consolidated Statements of Operations and Deficit for the years ended August 31, 2003 and August 31, 2004;

(d) Consolidated Statements of Cash Flows for the years ended August 31, 2003 and August 31, 2004;

(e) Notes to Consolidated Financial Statements for the years ended August 31, 2003 and August 31, 2004.

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.

A. Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, August 31, 2004 other than the following:

(a)

The Company has signed an agreement to joint venture its Red Canyon project, Eureka County, Nevada, with Newmont USA Limited, d/b/a Newmont Mining Corporation. Newmont has paid US $30,000 to Miranda upon signing of the Venture Agreement and will assume the payments on the underlying lease. Newmont can earn a 60% interest in the Red Canyon property by spending $2.5 million in exploration expenditures prior to December 31, 2009, of which US $300,000 would be expended by December 31, 2005, and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

(b)

The Company has signed an agreement to joint venture its Red Hill project, Eureka County, Nevada, with Placer Dome U.S. Inc. (“PDUS”). PDUS has paid US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of $500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending $2.0 million in exploration expenditures over four years, of which $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

(c)
The Company has leased the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The property is located approximately 11 miles west-northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture.

(d)
The Company announced a private placement financing of $2,030,000 comprising 2,900,000 units at $0.70 Cdn per unit. Each unit will consist of one common share and one warrant. Each whole warrant is exercisable for a period of two years at a price of $0.90 per share. This financing has not yet closed.

ITEM 9 THE OFFER AND LISTING

B. Offer and Listing Details

The Company’s common shares trade on the TSX Venture Exchange (“TSX”) in Vancouver, British Columbia, Canada, having the trading symbol “MAD” and CUSIP # 604673103. The shares trade on the OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX Venture Exchange for the five most recent full financial years.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2004	.72	.55
August, 2003	.42	.19
August, 2002	.42	.13
August 2001	.12	.06
August 2000	.42	.10

The following table lists the volume of trading and high, low and closing sales prices on the TSX for shares of the Company’s common stock for the last eight fiscal quarters.

TSX Venture Exchange Stock Trading Activity, Sales, Cdn.$

Period	Volume	High	Low	Close
Ended

11/30/02	68,100.36		.19	.19
02/28/03	2,096,380.42		.22	.33
05/30/03	667,200.36		.24	.34
08/31/03	605,340.30		.16	.21
11/30/03	4,988,545.50		.17	.45
02/08/04	4,846,676.70		.40	.50
05/30/04	4,505,941.57		.35	.42
08/31/04	4,461,614.84		.35	.62

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. The Company’s shares fluctuated from a low of $0.16 during Fiscal 2004 to a high of $0.84. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

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

Foreign Ownership

The Company’s Memorandum and Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

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

(ii)
A letter of intent dated November 18, 2003, for a twenty year lease on the Red Canyon project, between Red Canyon Corporation and Miranda Gold Corp., subject to a sliding net smelter royalty based on the price of gold. (See item 4.D under the heading “Nevada”).

(iii)
Mineral Property Option Agreement dated November 19, 2003, between Anthony Eng and Miranda Gold Corp. in respect of an option to acquire a 100% interest in the Bald Peak project , Mineral County, Nevada subject to a 3% net smelter return royalty. (See item 4. D under the heading “Nevada”).

(iv)
The Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”) in March 2004. Miranda’s Redlich property comprises a total of 104 claims. Newcrest paid to Miranda US $45,000, and thereafter US $30,000 annually until March 4, 2008. Newcrest will have an annual work commitment commencing with US $75,000 this year, US $150,000 for each of the next two years, and then US $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

(v)
On May 27, 2004 the Company leased four properties, Red Hill, Coal Canyon, BPV and CONO from Nevada North Resources (U.S.A.), Inc. a privately held exploration company. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. (See item 4. D under the heading “Nevada”). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year ten and each year thereafter for the life of the lease. The Lessor also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. Subsequent to the year end the Company joint ventured its Red Hill property with Placer Dome. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

(vi)
The Company signed an agreement to joint Venture its Red Canyon project with Newmont USA Limited in October 2004. Newmont paid to Miranda US $30,000 on signing and will assume payments on the underlying lease. Newmont can earn a 60% interest in Red Canyon by spending US $2.5 million in exploration expenditures prior to December 31, 2009 of which US $300,000 would be expended by December 31, 2005 and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

(vii)
The Company signed an agreement to joint venture the Red Hill project with Placer Dome US Inc (PDUS) in October 2004. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

(viii)
On November 23, 2004, the Company leased the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. Miranda has signed a 20-year lease on the Horse Mountain project, has paid a US $30,000 signing bonus, and will issue 25,000 warrants to the underlying claim owner. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty (“NSR”) of 3.5% .

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

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

F. Documents on Display

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

Not applicable

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2004, being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our Chairman, Mr. Dennis Higgs and Ms. Aileen Lloyd, member of the audit committee. Based upon that evaluation, our Chairman concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chairman and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended August 31, 2004 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

Auditor's Report, dated December 1, 2004;

Consolidated Balance Sheet at 8/31/03 and 8/31/04;

Consolidated Statements of Operations and Deficit for the years ended 08/31/03, and 08/31/04;

Consolidated Statements of Cash Flow for the years ended 08/31/03 and 08/31/04;

Notes to Consolidated Financial Statements

B.	Exhibits

	Exhibit	Description
Number

	31.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)

	31.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)

32.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (1)

10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (1)

10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (1)

10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (1)

10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (1)
(1) Filed as an Exhibit to this Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

Registrant

Date: January 5, 2005

By: "Aileen Lloyd"
Aileen Lloyd, Director

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

AUDITORS' REPORT

To the Shareholders
Miranda Gold Corp.
(Formerly Miranda Diamond Corp.)

We have audited the consolidated balance sheets of Miranda Gold Corp. (formerly Miranda Diamond Corp.) as at August 31, 2004 and 2003, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards, and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003, and the results of its operations and cash flows for the years ended August 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

December 1, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Suite 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED BALANCE SHEETS

	AUGUST 31
	2004	2003

ASSETS

Current
Cash and short term deposits	$1,611,118	$289,750
Accounts receivable	8,777	7,217
Prepaid expenses	37,007	27,241
	1,656,902	324,208

Investment (Note 2)	88,000	-
Capital Assets (Note 3)	59,874	10,082
Mineral Properties (Note 4)	197,613	311,047
Deferred Exploration Expenditures	198,466	381,500

	$2,200,855	$1,026,837

LIABILITIES

Current
Accounts payable and accrued liabilities	$46,708	$24,304

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	7,429,182	5,071,869

Contributed Surplus	939,323	96,967

Deficit	(6,214,358)	(4,166,303)
	2,154,147	1,002,533

	$2,200,855	$1,026,837

Approved by the Directors:

“Dennis L. Higgs”	“Aileen Lloyd”

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED AUGUST 31
	2004	2003	2002

Expenses
Amortization	$11,238	$1,779	$-
Consulting	83,623	-	-
Corporate finance services	14,675	69,093	-
Interest and foreign exchange	6,314	7,960	3,807
Investor relations	159,011	37,038	-
Office rent, telephone, secretarial and
sundry	169,381	142,713	129,921
Professional fees	31,625	34,677	57,249
Management fees	60,000	60,000	38,000
Property examination costs	15,713	17,537	25,611
Stock based compensation	801,439	54,148	-
Travel and business promotion	141,312	26,487	6,614
Transfer agent and regulatory fees	35,470	28,521	18,492
Wages and benefits	99,018	-	-
	1,628,819	479,953	279,694
Less: Interest income	(13,789)	(2,066)	(894)

Loss Before The Following	1,615,030	477,887	278,800

Loss On Sale Of Mineral Properties	595	-	-
Mineral Property Option Payments
Received In Excess Of Cost	(8,216)	-	-
Write Off Of Abandoned Mineral
Properties And Related Exploration
Expenditures	440,646	34,839	-

Loss For The Year	2,048,055	512,726	278,800

Deficit, Beginning Of Year	4,166,303	3,653,577	3,374,777

Deficit, End Of Year	$6,214,358	$4,166,303	$3,653,577

Basic And Diluted Loss Per Share	$0.11	$0.07	$0.12

Weighted Average Number Of Shares
Outstanding	18,082,282	7,868,244	2,257,437

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED AUGUST 31
	2004	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(2,048,055)	$(512,726)	$(278,800)
Add (Deduct): Non-cash items:
Amortization	11,238	1,779	-
Stock based compensation	801,439	54,148	-
Loss on sale of mineral properties	595	-	-
Mineral property option payments
received in excess of cost	(8,214)	-	-
Write off of abandoned mineral
properties and related exploration
expenditures	440,646	34,839	-
	(802,351)	(421,960)	(278,800)
Change In non-cash working capital
items:
Accounts receivable	(1,560)	4,694	(6,395)
Prepaid expenses	(9,766)	(16,052)	(2,189)
Accounts payable and accrued	22,404	14,661	(6,153)
liabilities
	(791,273)	(418,657)	(293,537)

Cash Flows From Investing Activities
Capital assets	(61,030)	(11,861)	-
Mineral property option payments	135,395	-	-
received
Proceeds on sale of mineral properties	121,195	-	-
Mineral properties	(162,149)	(134,126)	(60,719)
Exploration expenditures	(248,980)	(196,716)	(10,716)
	(215,569)	(342,703)	(71,435)

Cash Flows From Financing Activities
Issue of share capital	2,328,210	790,255	500,000
Share issue costs	-	(5,750)	(16,400)
Special warrant subscriptions received	-	-	200,000
Loan payable	-	-	(70,000)
	2,328,210	784,505	613,600

Increase In Cash And Cash Equivalents	1,321,368	23,145	248,628

Cash And Cash Equivalents, Beginning
Of Year	289,750	266,605	17,977

Cash And Cash Equivalents, End Of Year	$1,611,118	$289,750	$266,605

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2004, the Company issued 215,000 share purchase warrants with a fair value of $70,020 pursuant to mineral property option agreements described in notes 4(c), 4(d), 4(e), and 4(f).

During the year ended August 31, 2004, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 4(b).

During the year ended August 31, 2003, the Company issued 200,000 share purchase warrants with a fair value of $48,820 pursuant to mineral property option agreements described in notes 4(c) and 4(d).

During the year ended August 31, 2002, the Company issued 72,000 units at a fair value of $14,400 per unit as part commission for a private placement, and 330,000 common shares at a fair value of $66,000 per share as part consideration under the mineral property option agreements described in Note 4(b).

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

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

		iii)	Capital Assets

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment	30%
Computer software	100%
Field equipment	25%
Furniture and fixtures	20%

iv)	Financial Instruments

The Company’s financial instruments consist of cash and short term deposits, accounts receivable, and accounts payable and accrued liabilities.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iv)	Financial Instruments (Continued)

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

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

		vii)	Loss Per Share

Loss per common share has been calculated using the weighted average number of common shares.

The Company follows the accounting standard for the calculation of net loss per share which follows the “treasury stock method” in the calculation of diluted net loss per share, and requires the presentation of both basic and diluted net loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

Diluted net earnings per share is computed by dividing the net earnings for the period by the weighted average number of shares of common stock and potential common stock outstanding during the period, if dilutive.

		viii)	Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		ix)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

		x)	Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended August 31, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after September 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for its stock based compensation using the intrinsic value method.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		x)	Stock Based Compensation (Continued)

The following table presents pro-forma information related to loss and loss per share as if the fair value method had been used to account for stock based compensation costs arising from stock options granted to employees during the year ended August 31, 2003:

Loss for the year	$(512,726)
Compensation expense related to fair value of stock options granted
to employees	(149,089)

Pro-forma loss for the year	$(661,815)

Pro-forma basic loss per share	$(0.08)

2.	INVESTMENT

	2004	2003

2,750,000 common shares of Otish Mountain Diamond Company. These common shares are subject to a hold period and are not freely tradable until December 12, 2004. (Market value 2004 - $715,000 ).	$88,000	$-

3.	CAPITAL ASSETS

	2004			2003
			NET	NET
		ACCUMULATED	BOOK	BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$23,943	$6,616	$17,327	$10,082
Computer software	1,050	525	525	-
Furniture and fixtures	4,445	444	4,001	-
Field equipment	43,453	5,432	38,021	-

	$72,891	$13,017	$59,874	$10,082

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES

		2004	2003
a)	Secret Basin Property, Nevada

	The Company has acquired a 100% interest in the Secret
	Basin property located in Nye County, Nevada for U.S.
	$5,000 and the issuance of 10,000 shares. The Company
	will issue an additional 60,000 shares upon the project
	reaching certain development and exploration milestones
	including positive pre-feasibility and feasibility.	$18,400	$18,400

	Option payment received	(1,492)	(1,492)
	Write down	(16,908)	-
		-	16,908

	The Company has granted an option to acquire a 50%
	interest in its Secret Basin, Nevada property for the
	following consideration:

	- cash payment of US$1,000;
	- exploration expenditures totalling U.S. $250,000 by
	June 30, 2004, US$10,000 of which must be
	expended by April 30, 2004.

	During the year ended August 31, 2004, the Company
	abandoned its interest in the Secret Basin Property.

b)	Otish Mountains, Quebec

	The Company has acquired a 100% interest, subject to
	certain net smelter return and gross overriding royalty
	obligations, in nine mineral properties, comprising a total
	of 766 mineral claims covering 96,957 acres, located in
	the Otish Mountains region of Quebec. Consideration
	payable for each property is as follows:

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

				2004	2003

b)	Otish Mountains, Quebec (Continued)

	PROPERTY	CASH	SHARES

	Lac Leran	$23,000	165,000 common shares
	Lac Pigeon	$23,000	165,000 common shares
	Lac Leran #2	$129	-
	Lac Pigeon #2	$5,271	-
	Lac Joubert	$4,341	-
	Lac Orillat	$4,978	-
	Lac Herve	$27,700	-
	Lac Square Rock	$7,500	-
	Lac Taffanel	$6,000	-

	Total consideration paid			$197,919	$197,919
	Sale of interest			(50,648)	-
	Option payments received			(95,349)	-
	Write down			(51,922)	-
				-	197,919

	In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

	During the year ended August 31, 2004, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, 1,250,000 common shares of Otish Mountain Diamond Corp. (“OMDC”), and the retention of a 1% net smelter return and gross overriding royalty.

	On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company will option a 45% interest on the property to OMDC for consideration of:

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003

b)	Otish Mountains, Quebec (Continued)

	i)	$45,000 of which $25,000 is due upon signing the
Letter of Intent (received), and $20,000 (received) is
due upon the earlier of receiving geological samples
and reports or February 29, 2004;

	ii)	1,500,000 shares of OMDC (received).

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

	ii)	On or before September 18, 2003, US$16,000 in
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
years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003

c)		Hercules Project, Imperial Mine Property, and Gilman
		Property, Nevada (Continued)

	v)	On or before September 18, 2006, US$40,000 in
		cash, US$150,000 in exploration expenditures and
		warrants to purchase 75,000 shares at $0.35 for two
		years.

	vi)	On or before September 18, 2007, US$60,000 in
		cash, US$200,000 in exploration expenditures and
		warrants to purchase 100,000 shares at $0.40 for two
		years.

		In addition, the Company has agreed to pay a finder’s fee
		consisting of warrants to purchase 50,000 shares at
		$0.25, 5% of the cash payments paid by the Company,
		and warrants to purchase 50,000 shares at $0.40 once a
		positive feasibility study has been produced for any one of
		the three properties in the agreement.

		During the year ended August 31, 2003, the Company
		terminated its option in the Gilman Property.

		During the year ended August 31, 2004, the Company
		entered into a letter of intent to joint venture the Hercules
		Project. The Company also sold its option in the Imperial
		Mine Property for net proceeds of US$50,000.

		The option in the Hercules Project was written off as the
		Company abandoned its option subsequent to August
		31, 2004.

		Consideration paid to date	$85,283	$49,149
		Option payments received	(13,778)	-
		Write down	(47,133)	(9,526)
		Sale of interest	(24,372)	-
			-	39,623

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003

d)	Blackrock Project, Cold Springs Project, Troy Project
and Redlich Project, Nevada

The Company has entered into an option agreement for
the acquisition of a 100% interest in four mineral
properties in Nevada. Consideration payable under the
option agreement is as follows:

	i)	In connection with the signing of the agreement and
its acceptance by the TSX Venture Exchange,
US$20,000 in cash and warrants to purchase 100,000
shares at $0.40 for two years. US$5,000 payable due
upon signing the agreement and the balance payable
by April 23, 2003.

	ii)	On or before January 23, 2004, US$6,000 in cash,
US$22,500 in exploration expenditures and warrants
to purchase 15,000 shares at $0.40 for two years.

	iii)	On or before January 23, 2005, US$7,500 in cash,
US$22,500 in exploration expenditures and warrants
to purchase 15,000 shares at $0.40 for two years.

	iv)	On or before January 23, 2006, US$9,000 in cash,
US$45,000 in exploration expenditures and warrants
to purchase 22,500 shares at $0.45 for two years.

	v)	On or before January 23, 2007, US$15,000 in cash,
US$45,000 in exploration expenditures and warrants
to purchase 22,500 shares at $0.50 for two years.

	vi)	On or before January 23, 2008, US$22,500 in cash,
US$60,000 in exploration expenditures and warrants
to purchase 30,000 shares at $0.55 for two years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003

d)	Blackrock Project, Cold Springs Project, Troy Project
	and Redlich Project, Nevada (Continued)

	During the year ended August 31, 2004, the Company
	terminated its options in the Blackrock and Cold Springs
	Projects.

	During the year ended August 31, 2004, the Company
	entered into a letter of intent to joint venture the Redlich
	Project.

	Consideration paid to date		$70,424	$56,597
	Option payments received		(15,403)	-
	Write down		(39,618)	-
			15,403	56,597

e)	Bald Peak Project, Nevada

	The Company has entered into an option agreement for
	the acquisition of a 100% interest in a mineral project in
	Mineral County, Nevada. Consideration payable under
	the option agreement is as follows:

	i)	In connection with signing the agreement, US$7,500
		in cash, US$2,000 immediately, and US$5,500
		within 15 days.

	ii)	Within 45 days of signing, warrants to purchase
		25,000 shares at $0.25 for two years.

	iii)	On or before the earlier of the drilling permit
		approval date or November 19, 2005, US$10,000
		in cash and warrants to purchase 25,000 shares at
		$0.25 for two years.

	iv)	On or before one year from (iii) above, US$15,000
		in cash and warrants to purchase 25,000 shares at
		$0.30 for two years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003

e)	Bald Peak Project, Nevada (Continued)

	v)	On or before two years from (iii) above,
US$25,000 in cash and warrants to purchase
25,000 shares at $0.35 for two years.

	vi)	On or before three years from (iii) above,
US$35,000 in cash and warrants to purchase
25,000 shares at $0.40 for two years.

	vii)	On or before four years from (iii) above,
US$50,000 in cash and warrants to purchase
50,000 shares at $0.45 for two years.

	viii)	On or before five years from (iii) above,
US$35,000 in cash and warrants to purchase
50,000 shares at $0.50 for two years.

		Consideration paid to date	$24,505	$-

f)	Red Canyon Property, Nevada

The Company has entered into a mining lease and
option to purchase agreement for the lease of a mineral
property in Nevada. Consideration payable under the
20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$26,200 in cash and warrants to purchase 75,000 shares at CDN$0.37 for two years.

	ii)	US$25,000 on or before November 18, 2004

	iii)	US$35,000 on or before November 18, 2005.

	iv)	US$40,000 on or before November 18, 2006.

	v)	US$50,000 on or before November 18, 2007 and 2008.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003
f)	Red Canyon Property, Nevada (Continued)

	vi)	US$75,000 on or before November 18, 2009
through 2012.

	vii)	US$100,000 on or before November 18, 2013
through 2023.

	Consideration paid to date		$69,371	$-

	g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada

The Company has entered into mining leases on four mineral properties in Nevada. Consideration payable under the 20 year lease agreement for each of BPV, CONO and Coal Canyon is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$6,250 on or before May 27, 2005 and 2006.

	iii)	US$10,000 on or before May 27, 2007 and 2008.

	iv)	US$12,500 on or before May 27, 2009.

	v)	US$15,000 on or before May 27, 2010.

	vi)	US$30,000 on or before May 27, 2011 and 2012.

	vii)	US$40,000 on or before May 27, 2013 and 2014.

	viii)	US$50,000 on or before May 27, 2015 through 2024.

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

			2004	2003
g)	BPV, CONO, Coal Canyon and Red Hill Projects,
Nevada (Continued)

Consideration payable under the 20 year lease
agreement for the Red Hill Project is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$12,500 on or before May 27, 2005 and 2006.

	iii)	US$20,000 on or before May 27, 2007 and 2008.

	iv)	US$25,000 on or before May 27, 2009

	v)	US$30,000 on or before May 27, 2010

	vi)	US$40,000 on or before May 27, 2011 and 2012.

	vii)	US$50,000 on or before May 27, 2013 and 2014.

	viii)	US$60,000 on or before May 27, 2015 through
2024 .

A 2.5% to 5% sliding scale production royalty that is
subject to buy down provisions to 2% is also payable.

	Consideration paid to date for all four leases		$34,445	$-

h)	Fuse Property, Nevada

The Company has staked 148 claims in Eureka County, Nevada.

	Staking cost		33,549	-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

4.	MINERAL PROPERTIES (Continued)

		2004	2003

i)	JDW Property, Nevada

	The Company has staked 62 claims in Eureka County, Nevada.

	Staking cost	$13,826	$-

j)	Ettu Property, Nevada

	The Company has staked 28 claims in Kobeh Valley, Nevada.

	Staking cost	6,514	-

		$197,613	$311,047

5.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF	CONSIDERATION
	SHARES

Balance, August 31, 2002	5,121,760	$4,140,114

Shares issued for cash pursuant to a private placement	3,385,000	750,500
Shares issued on conversion of special warrants	1,472,500	147,250
Shares issued on exercise of options	40,000	5,600
Shares issued on exercise of warrants	281,500	34,155
Less: Share issue costs	-	(5,750)

Balance, August 31, 2003	10,300,760	5,071,869

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

5.	SHARE CAPITAL (Continued)

	b)	Issued and Outstanding (Continued)

	NUMBER
	OF	CONSIDERATION
	SHARES

Balance, August 31, 2003	10,300,760	$5,071,869

Shares issued for cash pursuant to a private placement	4,650,000	782,500
Shares issued on exercise of options	455,000	76,100
Stock based compensation	-	29,103
Shares issued on exercise of warrants	6,683,625	1,469,610
Shares issued for commission pursuant to a private placement	79,875	-

Balance, August 31, 2004	22,169,260	$7,429,182

c)

During the year ended August 31, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

5.	SHARE CAPITAL (Continued)

c)

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

	d)	Options Outstanding As at August 31, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

34,000	$ 0.14	34,000	December 14, 2006
120,000	$ 0.20	120,000	September 16, 2007
546,000	$ 0.27	399,500	June 18, 2008
250,000	$ 0.23	125,000	November 7, 2008
150,000	$ 0.35	75,000	December 8, 2008
1,615,000	$ 0.53	807,500	February 9, 2009
25,000	$ 0.65	25,000	July 26, 2007

A summary of the changes in stock options for the year ended August 31, 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	$0.42

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

5.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants As at August 31, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

10,000	$0.25	October 16, 2004
85,000	$0.24	November 8, 2004
200,000	$0.26	January 20, 2005
510,000	$0.28	February 18, 2005
100,000	$0.40	March 13, 2005
1,687,500	$0.30	April 8, 2005
50,000	$0.25	September 18, 2005
1,904,250	$0.20	November 7, 2005
1,075,000	$0.23	December 7, 2005
400,000	$0.40	December 11, 2005
25,000	$0.25	January 9, 2006
15,000	$0.40	January 23, 2006
75,000	$ 0.37	February 6, 2006

6.	RELATED PARTY TRANSACTIONS

	a)	During the year ended August 31, 2004, the Company paid $60,000 (2003 - $60,000; 2002 - $38,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the year ended August 31, 2004, the Company paid $128,321 (2003 - $106,283; 2002 - $102,377) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the year ended August 31, 2004, the Company incurred $Nil (2003 - $61,729; 2002 - $Nil) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 4(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	e)	A director and officer of the Company holds a 10% interest in the properties described in Note 4(g).

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

7.

INCOME TAXES

At August 31, 2004, for Canadian income tax purposes, the Company has approximately $16,000 of undeducted expenditures for tax purposes expiring through August 2007 relating primarily to share issue costs, cumulative Canadian exploration and development expenses of approximately $574,000, which can be carried forward indefinitely, and approximately $2,364,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2005	$341,000
2006	206,000
2007	134,000
2008	168,000
2009	279,000
2010	431,000
2011	805,000

$2,364,000

At August 31, 2004, the Company also has non-capital loss carryforwards of approximately $971,000 which can be applied to reduce income earned in the United States which expire as follows:

2009	$2,000
2011	107,000
2017	212,000
2018	186,000
2020	39,000
2023	35,000
2024	390,000

$971,000

The ability of the Company to use the losses that expire prior to 2023 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

7.

INCOME TAXES (Continued)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2004	2003

Non-capital loss carryforwards	$1,200,000	$971,000
Share issue costs	5,000	9,000
Resource deductions	206,000	203,000
Total future assets	1,411,000	1,183,000
Valuation allowance	(1,411,000)	(1,183,000)

Net future assets	$-	$-

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

	2004	2003

Tax at statutory rate	$(738,000)	$(194,000)
Amortization of share issue costs for tax and accounting	(3,000)	(3,000)
Other non deductible items	21,000	-
Effect on change in tax rate	50,000	40,000
Foreign earnings subject to different tax rates	4,000	100
Stock based compensation	289,000	21,000
Expiration of tax losses	149,000	132,000
Change in valuation allowance	228,000	3,900

	$-	$-

8.	SUBSEQUENT EVENTS

a)
Subsequent to August 31, 2004, the Company entered into an agreement to joint venture the Red Canyon Property described in Note 4(f). The Company is to receive an initial cash payment of US$30,000 and the joint venture partner will assume the lease payments. The joint venture agreement also provides for exploration expenditures of $2.5 million to be incurred by the joint venture partner prior to December 31, 2009 for the joint venture partner to earn a 60% interest in the Red Canyon Property. An additional 10% interest can be earned by the joint venture partner by it completing a feasibility study.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

8.	SUBSEQUENT EVENTS (Continued)

b)
Subsequent to August 31, 2004, the Company entered into an agreement to joint venture the Red Hill Property described in Note 4(g). The Company is to receive an initial cash payment of US$49,875 and an additional US$500,000 over a four year earn-in period. The joint venture agreement also provides for exploration expenditures of $2.0 million to be incurred by the joint venture partner over a four year period for the joint venture partner to earn a 60% interest in the Red Hill Property. An additional 10% interest can be earned by the joint venture partner by it completing a feasibility study. After completion of the feasibility study, the Company can request that the joint venture partner arrange the Company’s portion of development financing, upon which case the joint venture partner will earn an additional 5% interest in the Red Hill Property.

c)
Subsequent to August 31, 2004, the Company has entered into a 20 year lease for the Horse Mountain Property located in the Shoshone Range in Nevada for an initial cash payment of US$30,000, the issuance of 25,000 warrants to purchase 25,000 Miranda common shares at $0.70 for two years and advance royalty payments as follows:

i)	On or before November 23, 2005	$30,000
ii)	On or before November 23, 2006	$30,000
iii)	On or before November 23, 2007	$40,000
iv)	On or before November 23, 2008	$40,000
v)	On or before November 23, 2009	$50,000
vi)	On or before November 23, 2010	$50,000
vii)	On or before November 23, 2011	$70,000
viii)	On or before November 23, 2012	$80,000
ix)	On or before November 23, 2013	$100,000
x)	And on or before each subsequent anniversary of November 23	$100,000

The property is subject to a net smelter royalty of 3.5% .

d)	Subsequent to August 31, 2004, 1,007,750 warrants were exercised for proceeds totaling $294,925, and 14,000 options were exercised for proceeds totaling $1,960.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

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

	2004	2003	2002

Loss in accordance with Canadian GAAP	$(2,048,055)	$(512,726)	$(278,800)

Deduct:
Mineral property costs incurred in the
year and capitalized	(195,989)	(176,945)	(126,719)
Deferred exploration expenditures	(235,901)	(196,716)	(10,716)

Add:
Mineral property option payments
received	214,061	-	-
Mineral property costs written off in the
period that would have been
expensed in a prior period	514,297	34,839	-

Loss in accordance with US GAAP	$(1,751,587)	$(851,548)	$(416,235)

	2004	2003	2002

Loss per share (US GAAP)	$(0.10)	$(0.11)	$(0.18)

Weighted average shares outstanding (US GAAP)	18,082,282	7,868,244	2,257,436

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) Statement of Cash Flows in Accordance with US GAAP

	2004	2003	2002

Cash flows from operating activities
Loss in accordance with US GAAP	$(1,751,587)	$(851,548)	$(416,235)

Adjustments to reconcile loss to net cash
used by operating activities
Amortization	11,238	1,779	-
Shares and warrants issued for other
than cash	70,020	42,819	66,000
Stock based compensation	801,439	54,148	-
Acquisition of investments for non cash
proceeds	(88,000)	-	-

Change in non-cash working capital
items:
Accounts receivable	(1,560)	4,694	(6,395)
Prepaid expenses	(9,766)	(16,052)	(2,189)
Accounts payable	22,404	14,661	(6,153)
	(945,812)	(749,499)	(364,972)

Cash flows from investing activities
Capital assets	(61,030)	(11,861)	-

Cash flows from financing activities
Issue of share capital	2,328,210	790,255	500,000
Share issue costs	-	(5,750)	(16,400)
Special warrant subscriptions received	-	-	200,000
Loan payable	-	-	(70,000)
	2,328,210	784,505	613,600

Increase (Decrease) in cash	$1,321,368	$23,145	$248,628

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2004	2003	2002

Shareholders’ equity (deficiency) –
Canadian GAAP	$2,154,147	$1,002,533	$633,787
Mineral properties and deferred exploration
expenditures (i)	(396,079)	(692,547)	(353,725)
Unrealized gains on available for sale
securities (ii)	627,000	-	-

Shareholders’ equity (deficiency) – US GAAP	$2,385,068	$309,986	$280,062

		2004	2003

Mineral properties and deferred exploration expenditures –
Canadian GAAP		$396,079	$692,547
Mineral properties and deferred exploration expenditures
expensed per US GAAP		(396,079)	(692,547)

Mineral properties and deferred exploration expenditures – US GAAP		$-	$-

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

ii)
The Company has no held-to-maturity debt securities or trading securities. The Company’s investments are classified as available-for-sale investments and carried at cost for Canadian GAAP purposes. US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders equity until realized.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iii)
Effective September 1, 2002, the Company adopted the CICA accounting standard in respect of stock based compensation. This new standard is substantially identical to United States GAAP. Under US GAAP, had the Company elected to recognize stock based compensation based on the estimated fair value of stock options granted, results would have been as follows:

August 31, 2004
Loss for the year – US GAAP	$(1,751,587)
Loss per share	(0.10)

August 31, 2003
Loss for the year – US GAAP	(1,000,638)
Loss per share	(0.13)

August 31, 2002
Loss for the year – US GAAP	(480,776)
Loss per share	(0.21)