Form 20-F/A
period 2004-08-31
MIRANDA GOLD CORP
filed 2005-05-18
CIK 942149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

B. Business Overview

The Company is a natural resource company engaged in the exploration of mineral properties located in the State of Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

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

Auditor's Report, dated December 1, 2004;

Consolidated Balance Sheet at 8/31/03 and 8/31/04;

Consolidated Statements of Operations and Deficit for the years ended 08/31/03, and 08/31/04;

Consolidated Statements of Cash Flow for the years ended 08/31/03 and 08/31/04;

Notes to Consolidated Financial Statements

B.	Exhibits

	Exhibit	Description
Number

	31.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)

	31.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)

32.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (2)

10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (2)

10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (2)

10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (2)

10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (2)
(1) Filed as an Exhibit to this Amendment No. 1 to Form 20-F
(2) Filed as an Exhibit to Form 20-F filed on January 21, 2005

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

Registrant

Date: May 17, 2005

By: "Aileen Lloyd"
Aileen Lloyd, Director

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders
Miranda Gold Corp.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Miranda Gold Corp. (formerly Miranda Diamond Corp.) (an exploration stage company) as at August 31, 2004 and 2003, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	AUGUST 31
	2004	2003

ASSETS

Current
Cash and short term deposits	$1,611,118	$289,750
Accounts receivable	8,777	7,217
Prepaid expenses	37,007	27,241
	1,656,902	324,208

Investment (Note 2)	88,000	-
Capital Assets (Note 3)	59,874	10,082
Mineral Properties (Note 4)	197,613	311,047
Deferred Exploration Expenditures (Note 5)	198,466	381,500

	$2,200,855	$1,026,837

LIABILITIES

Current
Accounts payable and accrued liabilities	$46,708	$24,304

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	7,429,182	5,071,869

Contributed Surplus	939,323	96,967

Deficit	(6,214,358)	(4,166,303)
	2,154,147	1,002,533

	$2,200,855	$1,026,837

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2004	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(2,048,055)	$(512,726)	$(278,800)
Amortization	11,238	1,779	-
Stock based compensation	801,439	54,148	-
Loss on sale of mineral properties	595	-	-
Mineral property option payments received in
excess of cost	(8,214)	-	-
Write off of abandoned mineral properties
and related exploration expenditures	440,646	34,839	-

Change In non-cash working capital items:
Accounts receivable	(1,560)	4,694	(6,395)
Prepaid expenses	(9,766)	(16,052)	(2,189)
Accounts payable and accrued liabilities	22,404	14,661	(6,153)
	(791,273)	(418,657)	(293,537)

Cash Flows From Investing Activities
Capital assets	(61,030)	(11,861)	-
Mineral property option payments received	135,395	-	-
Proceeds on sale of mineral properties	121,195	-	-
Mineral properties	(162,149)	(134,126)	(60,719)
Exploration expenditures	(248,980)	(196,716)	(10,716)
	(215,569)	(342,703)	(71,435)

Cash Flows From Financing Activities
Issue of share capital	2,328,210	790,255	500,000
Share issue costs	-	(5,750)	(16,400)
Special warrant subscriptions received	-	-	200,000
Loan payable	-	-	(70,000)
	2,328,210	784,505	613,600

Increase In Cash And Cash Equivalents	1,321,368	23,145	248,628

Cash And Cash Equivalents, Beginning Of
Year	289,750	266,605	17,977

Cash And Cash Equivalents, End Of Year	$1,611,118	$289,750	$266,605

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Stated in Canadian Dollars)

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

During the year ended August 31, 2003, the Company issued 200,000 share purchase warrants with a fair value of $42,819 pursuant to mineral property option agreements described in notes 4(c) and 4(d).

During the year ended August 31, 2002, the Company issued 72,000 units at a fair value of $14,400 per unit as part commission for a private placement, and 330,000 common shares at a fair value of $66,000 per share as part consideration under the mineral property option agreements described in Note 4(b).

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment 30% Computer software 100% Field equipment 25% Furniture and fixtures 20%

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iv)	Financial Instruments

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		vii)	Loss Per Share (Continued)

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

1.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		x)	Stock Based Compensation (Continued)

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

The following table presents pro-forma information related to loss and loss per share as if the fair value method had been used to account for stock based compensation costs arising from stock options granted to employees during the year ended August 31, 2003:

Loss for the year	$(512,726)
Compensation expense related to fair value of stock options granted
to employees	(149,089)

Pro-forma loss for the year	$(661,815)

Pro-forma basic loss per share	$(0.08)

2.	INVESTMENT

	2004	2003

2,750,000 common shares of Otish Mountain Diamond Company.
These common shares are subject to a hold period and are not freely tradable until December 12, 2004. (Market value 2004 -
$715,000)	$88,000	$-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

3.	CAPITAL ASSETS

	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$23,943	$6,616	$17,327	$10,082
Computer software	1,050	525	525	-
Furniture and fixtures	4,445	444	4,001	-
Field equipment	43,453	5,432	38,021	-

	$72,891	$13,017	$59,874	$10,082

4.	MINERAL PROPERTIES

		2004	2003
a)	Secret Basin Property, Nevada

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

		2004	2003

b)	Otish Mountains, Quebec

	The Company has acquired a 100% interest, subject to
	certain net smelter return and gross overriding royalty
	obligations, in nine mineral properties, comprising a total
	of 766 mineral claims covering 96,957 acres, located in
	the Otish Mountains region of Quebec. Consideration
	payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
		at $0.20 per share
Lac Pigeon	$23,000	165,000 common shares
		at $0.20 per share
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

Acquisition cost - shares	$66,000	$66,000
Acquisition cost - cash	131,919	131,919
Proceeds on sale of property - cash	(48,898)	-
Proceeds on sale of property - shares	(1,750)	-
Option payments received - shares	(46,000)	-
Option payments received - cash	(49,349)	-
Write off of abandoned interest	(51,922)	-
	-	197,919

In addition, an annual advance royalty payment of
$15,000 is payable under the Lac Leran and Lac Pigeon
property agreements.

During the year ended August 31, 2004, the Company
sold its 100% interest in the Lac Leran #2, Lac Joubert,
Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel
Properties for net proceeds of $55,100, 1,250,000
common shares of Otish Mountain Diamond Corp.
(“OMDC”) at a value of $1,750, and the retention of a 1%
net smelter return and gross overriding royalty.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

			2004	2003

b)	Otish Mountains, Quebec (Continued)

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

	ii)	1,500,000 shares of OMDC at a value of $86,250
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
shares at $0.25 for two years. US$5,000 due upon
signing the agreement and the balance payable within
90 days. During the year ended August 31, 2004, the
Company recorded a fair value of $7,976 (2003 -
$7,976) on the issuance of 50,000 warrants (2003 –
50,000 warrants).

	ii)	On or before September 18, 2003, US$16,000 in
cash, US$75,000 in exploration expenditures and
warrants to purchase 50,000 shares at $0.25 for two
years, with a fair value of $6,349.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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
years.

In addition, the Company has agreed to pay a finder’s fee
consisting of warrants to purchase 50,000 shares at $0.25
per share with a fair value of $7,976 , 5% of the cash
payments paid by the Company, and warrants to
purchase 50,000 shares at $0.40 once a positive
feasibility study has been produced for any one of the
three properties in the agreement.

During the year ended August 31, 2003, the Company
terminated its option in the Gilman Property.

During the year ended August 31, 2004, the Company
entered into a letter of intent to joint venture the Hercules
Project. The Company also sold its option in the Imperial
Mine Property for net proceeds of US$50,000.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

			2004	2003

c)		Hercules Project, Imperial Mine Property, and Gilman
		Property, Nevada (Continued)

		The option in the Hercules Project was written off as the
		Company abandoned its option subsequent to August
		31, 2004.

		Acquisition cost - warrants	$30,277	$15,952
		Acquisition cost - cash	55,006	33,197
		Option payments received	(13,778)	-
		Write off of abandoned interest	(47,133)	(9,526)
		Proceeds on sale of interest - cash	(24,372)	-
			-	39,623

d)		Blackrock Project, Cold Springs Project, Troy Project
		and Redlich Project, Nevada

		The Company has entered into an option agreement for
		the acquisition of a 100% interest in four mineral
		properties in Nevada. Consideration payable under the
		option agreement is as follows:

	i)	In connection with the signing of the agreement and its
		acceptance by the TSX Venture Exchange,
		US$20,000 in cash and warrants to purchase 100,000
		shares at $0.40 for two years with a fair value of
		$26,867 . US$5,000 payable due upon signing the
		agreement and the balance payable by April 23, 2003.

	ii)	On or before January 23, 2004, US$6,000 in cash,
		US$22,500 in exploration expenditures and warrants
		to purchase 15,000 shares at $0.40 for two years with
		a fair value of $6,045.

	iii)	On or before January 23, 2005, US$7,500 in cash,
		US$22,500 in exploration expenditures and warrants
		to purchase 15,000 shares at $0.40 for two years.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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

	Acquisition cost - warrants		$32,912	$26,867
	Acquisition cost - cash		37,512	29,730
	Option payments received		(15,403)	-
	Write off of abandoned interest		(39,618)	-
			15,403	56,597

e)	Bald Peak Project, Nevada

	The Company has entered into an option agreement for
	the acquisition of a 100% interest in a mineral project in
	Mineral County, Nevada. Consideration payable under
	the option agreement is as follows:

	i)	In connection with signing the agreement, US$7,500
		in cash, US$2,000 immediately, and US$5,500
		within 15 days.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

			2004	2003

e)	Bald Peak Project, Nevada (Continued)

	ii)	Within 45 days of signing, warrants to purchase
25,000 shares at $0.25 for two years, with a fair
value of $14,662.

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

	vii)	On or before four years from (iii) above,
US$50,000 in cash and warrants to purchase
50,000 shares at $0.45 for two years.

	viii)	On or before five years from (iii) above, US$35,000
in cash and warrants to purchase 50,000 shares at
$0.50 for two years.

	Acquisition cost – warrants		$14,662	$-
	Acquisition cost - cash		9,843	-
			24,505	-

f)	Red Canyon Property, Nevada

The Company has entered into a mining lease and
option to purchase agreement for the lease of a mineral
property in Nevada. Consideration payable under the 20
year lease agreement is payable as follows:

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

			2004	2003

f)	Red Canyon Property, Nevada (Continued)

	i)	On signing the agreement, US$26,200 in cash and
warrants to purchase 75,000 shares at CDN$0.37
for two years, with a fair value of $34,988.

	ii)	US$25,000 on or before November 18, 2004

	iii)	US$35,000 on or before November 18, 2005.

	iv)	US$40,000 on or before November 18, 2006.

	v)	US$50,000 on or before November 18, 2007 and
2008.

	vi)	US$75,000 on or before November 18, 2009 through
2012.

	vii)	US$100,000 on or before November 18, 2013
through 2023.

	Acquisition cost - warrants		$34,988	$-
	Acquisition cost - cash		34,383	-
			69,371	-

g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada

The Company has entered into a mining lease of four
mineral properties in Nevada. Consideration payable
under the 20 year lease agreement for each of BPV,
CONO and Coal Canyon is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$6,250 on or before May 27, 2005 and 2006.

	iii)	US$10,000 on or before May 27, 2007 and 2008.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

			2004	2003

g)	BPV, CONO, Coal Canyon and Red Hill Projects,
Nevada (Continued)

	iv)	US$12,500 on or before May 27, 2009 .

	v)	US$15,000 on or before May 27, 2010 .

	vi)	US$30,000 on or before May 27, 2011 and 2012.

	vii)	US$40,000 on or before May 27, 2003 and 2014.

	viii)	US$50,000 on or before May 27, 2015 through
2024

A 2.5% to 5% sliding scale production royalty that is
subject to buy down provisions to 2% is also payable.

Consideration payable under the 20 year lease
agreement for the Red Hill Project is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$12,500 on or before May 27, 2005 and 2006.

	iii)	US$20,000 on or before May 27, 2007 and 2008.

	iv)	US$25,000 on or before May 27, 2009 .

	v)	US$30,000 on or before May 27, 2010 .

	vi)	US$40,000 on or before May 27, 2011 and 2012.

	vii)	US$50,000 on or before May 27, 2003 and 2014.

	viii)	US$60,000 on or before May 27, 2015 through
2024

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

		2004	2003

g)	BPV, CONO, Coal Canyon and Red Hill Projects,
	Nevada (Continued)

	A 2.5% to 5% sliding scale production royalty that is
	subject to buy down provisions to 2% is also payable.

	Cash consideration paid to date for all four leases	$34,445	$-

h)	Fuse Property, Nevada

	The Company has staked 148 claims in Eureka County,
	Nevada.

	Staking cost - cash	33,549	-

i)	JDW Property, Nevada

	The Company has staked 62 claims in Eureka County,
	Nevada.

	Staking cost – cash	13,826	-

j)	Ettu Property, Nevada

	The Company has staked 28 claims in Kobeh Valley,
	Nevada.

	Staking cost - cash	6,514	-

		$197,613	$311,047

The fair value of warrants issued for property acquisition payments was determined using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Volatility	136%	135%
Estimated life	2 years	2 years
Risk free rate	3.1%	3.1%
Dividend yield	-	-

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

5.	DEFERRED EXPLORATON EXPENDITURES

Balance, August 31, 2002	$210,098

Expenditures in the year	196,716
Write off on abandonment of property interest	(25,314)

Balance, August 31, 2003	381,500

Expenditures in the year	248,980
Option payments received – cash	(56,866)
Option payments received – shares	(32,666)
Cash proceeds allocated to exploration expenses	(37,795)
Write off on abandonment of property interests	(304,687)

Balance, August 31, 2004	$198,466

6.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2002	5,121,760	$4,140,114

Shares issued for cash pursuant to a private placement	3,385,000	750,500
Shares issued on conversion of special warrants	1,472,500	147,250
Shares issued on exercise of options	40,000	5,600
Shares issued on exercise of warrants	281,500	34,155
Less: Share issue costs	-	(5,750)

Balance, August 31, 2003	10,300,760	5,071,869

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2003	10,300,760	$5,071,869

Shares issued for cash pursuant to a private placement	4,650,000	782,500
Shares issued on exercise of options	455,000	76,100
Stock based compensation	-	29,103
Shares issued on exercise of warrants	6,683,625	1,469,610
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, August 31, 2004	22,169,260	$7,429,182

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

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

	d)	Options Outstanding

As at August 31, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

34,000	$0.14	34,000	December 14, 2006
120,000	$0.20	120,000	September 16, 2007
546,000	$0.27	399,500	June 18, 2008
250,000	$0.23	125,000	November 7, 2008
150,000	$0.35	75,000	December 8, 2008
1,615,000	$0.53	807,500	February 9, 2009
25,000	$0.65	25,000	July 26, 2007

A summary of the changes in stock options for the year ended August 31, 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	$0.42

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants

As at August 31, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

10,000	$0.25	October 16, 2004
85,000	$0.24	November 8, 2004
200,000	$0.26	January 20, 2005
510,000	$0.28	February 18, 2005
100,000	$0.40	March 13, 2005
1,687,500	$0.30	April 8, 2005
50,000	$0.25	September 18, 2005
1,904,250	$0.20	November 7, 2005
1,075,000	$0.23	December 7, 2005
400,000	$0.40	December 11, 2005
25,000	$0.25	January 9, 2006
15,000	$0.40	January 23, 2006
75,000	$0.37	February 6, 2006

7.	RELATED PARTY TRANSACTIONS

	a)	During the year ended August 31, 2004, the Company paid $60,000 (2003 - $60,000; 2002 - $38,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the year ended August 31, 2004, the Company paid $128,321 (2003 - $106,283; 2002 - $102,377) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the year ended August 31, 2004, the Company incurred $Nil (2003 - $61,729; 2002 - $Nil) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 4(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	e)	A director and officer of the Company holds a 10% interest in the properties described in Note 4(g).

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

8.	INCOME TAXES

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

8.	INCOME TAXES (Continued)

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

9.	SUBSEQUENT EVENTS

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

b)
Subsequent to August 31, 2004, the Company entered into an agreement to joint venture the Red Hill Property described in Note 4(g). The Company is to receive an initial cash payment of US$49,875 and an additional US$500,000 over a four year earn- in period. The joint venture agreement also provides for exploration expenditures of $2.0 million to be incurred by the joint venture partner over a four year period for the joint venture partner to earn a 60% interest in the Red Hill Property. An additional 10% interest can be earned by the joint venture partner by it completing a feasibility study.

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

The property is subject to a net smelter royalty of 3.5%.

d)	Subsequent to August 31, 2004, 1,007,750 warrants were exercised for proceeds totaling $294,925, and 14,000 options were exercised for proceeds totaling $1,960.

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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

	2004	2003	2002

Loss in accordance with Canadian GAAP	$(2,048,055)	$(512,726)	$(278,800)

Deduct:
Mineral property costs incurred in the
year and capitalized	(182,211)	(176,945)	(126,719)
Deferred exploration expenditures	(196,135)	(196,716)	(10,716)

Add:
Mineral property option payments
received	59,143	-	-
Mineral property costs written off in the
period that would have been
expensed in a prior period	280,242	34,839	-
Deferred exploration costs written off
in the period that would have been
expensed in a prior period	335,429	-	-

Loss in accordance with US GAAP	$(1,751,587)	$(851,548)	$(416,235)

	2004	2003	2002

Loss per share (US GAAP)	$(0.10)	$(0.11)	$(0.18)

Weighted average shares outstanding (US GAAP)	18,082,282	7,868,244	2,257,436

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2004	2003	2002

Cash flows from operating activities
Loss in accordance with US GAAP	$(1,751,587)	$(851,548)	$(416,235)

Adjustments to reconcile loss to net cash
used by operating activities
Amortization	11,238	1,779	-
Shares issued for other than cash (Note
4(b))	-	-	66,000
Warrants issued for other than cash
(Note 4(c), (d), (e) and (f))	70,020	42,819	-
Stock based compensation	801,439	54,148	-
Acquisition of investments for non cash
proceeds (Note 4(b))	(88,000)	-	-

Change in non-cash working capital
items:
Accounts receivable	(1,560)	4,694	(6,395)
Prepaid expenses	(9,766)	(16,052)	(2,189)
Accounts payable	22,404	14,661	(6,153)
	(945,812)	(749,499)	(364,972)

Cash flows from investing activities
Capital assets	(61,030)	(11,861)	-

Cash flows from financing activities
Issue of share capital	2,328,210	790,255	500,000
Share issue costs	-	(5,750)	(16,400)
Special warrant subscriptions received	-	-	200,000
Loan payable	-	-	(70,000)
	2,328,210	784,505	613,600

Increase in cash	$1,321,368	$23,145	$248,628

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
 (Stated in Canadian Dollars)

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

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iv)
Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information. As this cumulative-to-date disclosure is not mandatory in Canada, the information is presented below:

Consolidated Statement of Operations and Deficit for the Period from Inception, May 4, 1993, to August 31, 2004

Expenses
Amortization	$13,017
Consulting	105,842
Corporate finance services	83,768
Interest and foreign exchange	33,253
Investor relations	665,837
Office rent, telephone, secretarial and sundry	1,099,849
Professional fees	341,906
Management fees	409,000
Property examination costs	119,066
Stock based compensation	855,587
Travel and business promotion	304,501
Transfer agent and regulatory fees	148,810
Wages and benefits	99,018
4,279,454
Less: Interest income	(149,159)

Loss before the following	4,130,295

Loss on sale of mineral properties	595
Mineral property option payments received in excess of cost	(8,216)
Write off of abandoned mineral properties and related exploration
expenditures	2,091,684

Loss for the period	$6,214,358

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Consolidated Statement of Cash Flows for the Period from Inception, May 4, 1993, to August 31, 2004

Cash flows from operating activities
Loss for the period	$(6,214,356)
Amortization	13,017
Stock based compensation	855,587
Loss on sale of mineral properties	595
Mineral property option payments received in excess of cost	(8,214)
Write off of abandoned mineral properties and related exploration
expenditures	2,091,684
Shares issued for other than cash	14,000
(3,247,687)
Change in non-cash working capital items:
Accounts receivable	(8,777)
Prepaid expenses	(37,007)
Accounts payable and accrued liabilities	46,706
(3,246,765)

Cash flows from investing activities
Purchase of capital assets	(72,891)
Mineral property option payments received	315,403
Proceeds on sale of mineral properties	121,195
Mineral properties	(771,511)
Exploration expenditures	(2,054,392)
(2,462,196)

Cash flows from financing activities
Issue of share capital	7,142,229
Share issue costs	(22,150)
Issue of special warrant	200,000
7,320,079

Increase in cash and cash equivalents	1,611,118

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$1,611,118