Form 20-F
period 2005-08-31
MIRANDA GOLD CORP
filed 2006-03-15
CIK 942149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2005

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-27760

MIRANDA GOLD CORP.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or organization)

Suite 1410 – 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

1

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

28,768,760 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.
[ X ] Yes [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
[ X ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ] No [ X ]

2

1

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

* The Company has responded to Item 17 in lieu of responding to this Item

2

PART I

ITEM 1                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 2                OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 3                KEY INFORMATION

A.                         Selected Financial Data

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s operations in the mineral property exploration business.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended August 31.

For the Year Ended August 31

	2005	2004	2003	2002	2001
	$	$	$	$	$
General and Administrative Expenses	2,017,471	1,628,819	479,953	279,694	170,660
Interest Income	47,968	13,789	2,066	894	2,611
Revenue – Mineral property option payments received in excess of cost	68,152	8,216	-	-	-
Write off of Abandoned Mineral Properties and Related Exploration Expenses	36,571	440,646	34,839	Nil	528,803
Loss For The Year	1,937,922	2,048,055	512,726	278,800	696,852
Income (Loss) per share	(0.08)	(0.11)	(0.07)	(0.12)	(0.42)
Current Assets	3,231,560	1,656,902	324,208	289,705	32,493
Total Assets	4,222,999	2,200,855	1,026,837	643,430	248,783
Current Liabilities	100,706	46,708	24,304	9,643	15,796
Long Term Debt	Nil	Nil	Nil	Nil	70,000
Shareholders Equity	4,122,293	2,154,147	1,002,533	633,787	162,987

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2005, August 31, August 31, 2003, August 31, 2002, and August 31, 2001, the average rates for the period, and the range of high low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
For the Year Ended August 31, 2005	$1.25	$1.33	$1.17	$1.18
For the Year Ended August 31, 2004	$1.33	$1.40	$1.26	$1.31
For the Year Ended August 31, 2003	$1.46	$1.60	$1.33	$1.39
For the Year Ended August 31, 2002	$1.56	$1.61	$1.50	$1.56
For the Year Ended August 31, 2001	$1.53	$1.58	$1.47	$1.54

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	August, 2005	September, 2005	October, 2005	November, 2005	December, 2005	January, 2006
High	$1.22	$1.19	$1.19	$1.20	$1.18	$1.18
Low	$1.18	$1.16	$1.16	$1.16	$1.14	$1.15

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.1390 as of January 31, 2006.

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

D.                         Risk Factors

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

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

There is no assurance that any of our mineral properties possess commercially mineable bodies of ore.

All of our mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Accordingly, there can be no assurance that a commercially mineable ore body exists on any of our properties. There is no certainty that any expenditure made in the exploration of our mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration, development and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, we will be required to raise substantial additional funding.

Financial Risk

Prior to completion of the Company’s exploration programs, the Company anticipates that it will incur increased operating expenses without realizing any revenues. The Company expects to incur significant losses into the foreseeable future. If the Company is unable to generate significant revenues from exploration of its mineral claims and the production of minerals thereon, if any, the Company will not be able to earn profits or continue operations. There is no history in the Company upon which to base any assumption as to the likelihood that the Company will prove successful, and the Company can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

As we do not have revenues, we will be dependent upon future financings to continue our plan of operation.

We have not generated any revenues from our business activities since our incorporation. Our plan of operations involves the completion of exploration programs on our mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on our mineral properties. Even if commercially exploitable mineral deposits are discovered, we will require substantial additional financing in order to carry out the full exploration and development of our mineral properties before we are able to achieve revenues from sales of mineral resources that we are able to extract.

If we raise additional funding through equity financings, then our current shareholders will suffer dilution.

We will require additional financing in order to complete full exploration of our mineral properties. We anticipate that we will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

We have incurred losses and there is no assurance that we will ever be profitable or pay dividends.

We have incurred losses in the past and will continue to experience losses unless and until we can derive sufficient revenues from our properties. We have no history of earnings or of a return on investment, and there is no assurance that any of the properties that we have or will acquire will generate earnings, operate profitably or provide a return on investment in the future. We have no plans to pay dividends for some time in the future. The future dividend policy of the Company will be determined by its board of directors.

Dependence on Key Personnel

Our success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants. The loss of the services of our senior management or key personnel could have a material and adverse effect on Miranda and our business and results of operations.

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We or our joint venture partners contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Miranda and our business and results of operations and result in us failing to meet our business objectives.

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

Compliance with Government Regulations

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving toward stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance. Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees. Future changes in environmental regulatory requirements may result in more complex, costly and time-consuming procedures. The operations of the Company and the further exploration and the development of its properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that the Company will be able to obtain or maintain all permits and licenses that may be required for its activities. Currently, the Company does not have any properties on which commercial mining operations are carried out.

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

Fluctuations in foreign currency exchange rates may increase Miranda’s operating expenditures

Miranda raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars. As a result, Miranda’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase Miranda’s operating expenditures and reduce the amount exploration activities that Miranda is able to complete with its current capital. Miranda does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

ITEM 4                INFORMATION ON THE COMPANY

A.                         History and Development of the Company

Miranda Gold Corp. (the “Company” or “Miranda”) was incorporated as Miranda Industries Inc. under the British Columbia Company Act (the “Company Act”) on May 4, 1993 by the registration of its memorandum and articles.

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

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the “Business Corporations Act”) which replaced the Company Act and is designed to provide greater flexibility and efficiency for British Columbia companies. The Business Corporations Act contains many provisions similar to those contained in corporate legislation elsewhere in Canada. The Business Corporations Act also uses new forms and terminology, most particularly a “Memorandum” is now called a “Notice of Articles”. We have taken steps to bring our charter documents into conformity with the Business Corporations Act and to that end have filed our Notice of Articles, which replaces our “Memorandum”, with the British Columbia Registrar of Companies.

We filed Notice of Alteration with the British Columbia Registrar of Companies that removed certain pre-existing provisions under the Company Act and amended the Company’s authorized capital such that the Company’s authorized capital now consists of an unlimited number of common shares without par value. This change to our authorized capital was effective September 22, 2005.

The Company's head office is located at Suite 1410 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The contact person is Dennis Higgs, Chairman and Director. The telephone number is (604) 689-1659 and the facsimile number is (604) 689-1722.

Principal capital expenditures/divestitures over the last three fiscal years

Fiscal year ended August 31, 2003

By agreements dated January 23, 2003 (amended May 28, 2003), the Company acquired by way of agreements the Blackrock, the Cold Springs, the Troy and the Redlich properties.

Fiscal year ended August 31, 2004

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property located in Nevada.

The Sampson property was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement as part of its then active Hercules Project.

During the fiscal year the Company terminated its interests in the Blackrock and Cold Springs properties.

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture on the Redlich project with Newcrest Resources Inc.

On May 27, 2004, the Company entered into two twenty (20) year lease agreements with Nevada North Resources (U.S.A.), Inc. a privately held exploration company, for four properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). On October 15, 2004 the lease agreement was divided into four separate property leases.

In June, 2004, the Company staked 28 claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

During the year ended August 31, 2004, the Company staked the Fuse Property comprised of 193 unpatented lode mining claims covering approximately six square miles in Pine Valley, Eureka County, Nevada.

Fiscal year ended August 31, 2005

In December, 2004 the 28 claims comprising the ETTU property were re-staked along with an additional 46 contiguous claims, bringing the total claims on the ETTU project to 74 claims.

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture on the Red Canyon property with Newmont Mining Corporation.

On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration agreement with an option to form a joint venture on the Red Hill project with Placer Dome US Inc.

On November 23, 2004 the Company entered into a 20-year mining lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada.

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the BPV and CONO projects with Agnico-Eagle (USA) Ltd.

In February 2005 the Company announced that it had staked 301 claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

In March 2005 the Company announced that it had staked 120 claims in the Iron Point District in Humboldt County, Nevada.

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp., a private company.

In April, 2005 the Company signed a letter of intent to joint venture its CONO and BPV projects located in Eureka County, Nevada with Agnico-Eagle (USA).

In May, 2005 Miranda signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada with Barrick Gold Exploration Inc.

In June, 2005 the Company leased 28 MIP claims to augment its position in the Iron Point District.

On October 27, 2005 the Company leased the Angel Wing property located in Elko County, Nevada.

Subsequent to fiscal year ended August 31, 2005

The Company was unsuccessful in finding a partner to joint venture the Troy property to fund the exploration program and subsequent to August 31, 2005 the Company terminated this project.

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Horse Mountain project with Barrick Gold Exploration Inc.

In October 2005, the Company signed an exploration agreement with an option to form a joint venture on the Fuse East property with Placer Dome U.S., Inc.

In November 2005, the Company signed an exploration agreement with an option to form a joint venture with Placer Dome U.S., Inc. on its Fuse West project.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D “Property”.

None of the Company’s properties are beyond the exploration stage and there is no assurance that any of the Company’s mining properties contain a commercially viable ore body until further exploration work is done.

Management History

On November 7, 2003, Kenneth D. Cunningham, M.S. Geo, B.S. Geo. joined the Board of Directors of Miranda Gold Corp. and was appointed President and Chief Executive Officer of Miranda Gold Corp. and President of Miranda U.S.A., Inc. , the Company’s wholly-owned U.S. subsidiary.

On December 8, 2003, the Company hired Joseph Hebert, B.S. Geo. as Vice President Exploration.

In February, 2004, Brent Cook joined the Company as an advisor. Mr. Cook has twenty-five years of experience focused on the economic evaluation of minerals exploration and development and mining properties located in over 50 countries and encompassing virtually all geologic environments.

On February 1, 2006 Doris Meyer, C.G.A. was appointed as Chief Financial Officer of the Company.

B.                         Business Overview

Miranda’s business is in the natural resource sector engaged in the acquisition, and exploration of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend. The Company’s preferred approach is to joint venture its properties to other companies for their funding of further more advanced exploration and development to earn an interest in that property.

Presently the Company has sixteen gold exploration projects in various stages of exploration. All of the projects are in Nevada. These projects include the Sampson property in Lyon Country, the Redlich project located in Esmeralda County; the Red Canyon, Fuse East, Fuse West, JDW, Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County.

The Red Hill, Redlich, Red Canyon, Fuse East, Fuse West, BPV, CONO, Coal Canyon and Horse Mountain projects are joint-ventured to other companies.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects. The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment hosted generative program to the Battle Mountain-Eureka Trend.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, conserving the treasury. While the Company is presently well-financed and managed by experienced professionals, the industry is dependent and subject to metal prices, environmental regulations and politics as well as the equity markets that fund exploration companies such as Miranda. There is no guarantee that any project area controlled by Miranda contains economic gold deposit(s) nor that any particular property will be joint-ventured.

C.                         Organizational Structure

The Company has one active subsidiary, Miranda U.S.A., Inc. and one dormant subsidiary, Minas Miranda, S.A. de C.V. The Company is in the process of striking the Mexican subsidiary from the registrar in Mexico.

The Company’s wholly-owned U.S. subsidiary, Miranda U.S.A., Inc. was incorporated under the laws of the State of Nevada.

D.                         Property

Overview of Projects

The following is a description of the Company’s properties with a location map and the nature of the Company’s interests in such properties. All of the Company’s projects are accessible by road.

Sampson Property

The Sampson property was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement as part of its then active Hercules Project. The Hercules Project was abandoned later that year. Consideration, payable in stages to May 2008 is U.S.$9,000 with a Net Smelter Return (“NSR”) royalty of 1.5% . Miranda has the option to purchase the property and two-thirds of the royalty at anytime during the term of the lease for a price of U.S.$180,000 and the issuance of 120,000 common share purchase warrants of the Cmopany. The warrants would be exercisable for two years following the issue date at a price of $0.40.

The Sampson property consists of two lode mining claims located in Lyon County, Nevada and is considered to be a non-core asset.

Since termination of the Hercules Project, the Company has not conducted any work on the Sampson claims.

Troy Property

By an agreement dated January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn a 100% interest in the Troy mineral property located in Nye Country, Nevada for consideration, payable in stages to January 23, 2008 of U.S.$33,000, the issuance of 67,500 share purchase warrants and work expenditures of U.S.$97,500. As of August 31, 2005 the Company paid U.S.$9,750 and issued 30,000 share purchase warrants at a fair value of $10,053.

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historic mining reportedly produced approximately 2,000 tons grading approximately 0.350 ounces gold per ton. Mineralization is hosted in a quartz body that is 1,200 feet long with a width ranging from 20 feet to 70 feet. The quartz body is open-ended at over 600 feet depth.

The Company’s programs comprised underground mapping and sampling that demonstrated the presence of high-grade gold mineralization in underground stopes and multiple sub-parallel 2 foot to 10 foot thick, east-dipping veins that overprint the larger quartz body. Limited surface mapping was also completed around the underground workings. The Company incorporated underground and surface mapping and surveys of existing workings into a 3D model used to design a first pass twelve hole drill program to test projections of mapped veins.

The Company was unsuccessful in finding a partner to joint venture this property to fund the exploration program and subsequent to August 31, 2005 the Company terminated this project. The Company will write down C$42,117 in the second quarter of the fiscal year ended August 31, 2006.

Redlich Property

By an agreement dated January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn a 100% interest in the Redlich mineral property located in Esmeralda Country, Nevada for consideration, payable in stages to January 23, 2008 of U.S.$33,000, the issuance of 67,500 share purchase warrants and work expenditures of U.S.$97,500. As of August 31, 2005 the Company paid U.S.$9,750 and issued 30,000 share purchase warrants at a fair value of $10,052. The Redlich Property is subject to a 3% Net Smelter Return (NSR) royalty. Upon completion of a “bankable feasibility” study, Miranda has the option to buy two percentage points of the NSR for U.S.$1,000,000 per percentage point.

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”). The Company will grant a 65% interest upon receipt of U.S.$45,000 on signing and thereafter Newcrest must pay U.S.$30,000 per year to maintain the option until March 4, 2008 until a total of U.S.$165,000 has been paid. In addition, Newcrest must complete a work commitment of U.S.$575,000 expendable in stages to January 23, 2008, with a minimum work commitment of U.S.$200,000 per year thereafter until U.S.$1,800,000 has been expended by 2012. A joint venture will be formed upon completion of a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a positive feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing 40% of Miranda’s portion of the development costs.

The Redlich project is located in Esmeralda County along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems. Boulders and cobbles of high-grade, well-banded quartz vein material have been noted in surface exposures of Tertiary gravels. The banded quartz is found over an area of approximately 100 acres but the source of this mineralization is unknown.

Several companies including Inspiration Development, FMC Gold and the Cordilleran Nevada Syndicate (Cordex) had explored the Redlich project area prior to the Company’s involvement. Previous reverse circulation drilling encountered gold mineralization in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, some hosted by quartzite breccia and some in intrusive diorite. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk mineable stockwork mineralization.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 ounce gold per ton in R43, and 15 feet of 0.330 ounce gold per ton in R45. Hole R43 is especially significant in that it discovered a vein approximately 3,000 feet from previously known occurrences. In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 ounce gold per ton over 5 feet. Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

Drill results have not established continuity of the high-grade gold mineralization within the Redlich fault zone but the 2005 results suggest the existence of multiple northwest fault strands of gold mineralization within silica replacements and discontinuous veins potentially over 100 feet to 200 feet of strike. One of a three-hole array offsetting R43 did intersect weak mineralization suggesting a possible northwest trend. Drill holes R52 and R56 contain thick intercepts of low-grade mineralization, similar to that seen in the 2004 round of Newcrest drilling.

Newcrest continues to maintain its option to explore on behalf of the joint venture. Geologic evidence including steam-heated alteration, mineralized basal gravels, and an inferred very young age to the gold system suggest that the level of exposure of the Redlich hydrothermal system is probably very near the paleosurface. The drilled fault/fracture/vein mineralized zones fall within the limits of a large and still open-ended low-grade gold envelope. Newcrest has informed Miranda that it has planned an additional ground magnetic survey to help target drill holes. Approximately twenty drill holes are planned for this third round of drilling at the Redlich project in 2006.

Red Canyon Project

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property located in Nevada, with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of U.S.$1,626,200 and the issuance of 75,000 share purchase warrants. The property can be purchased for $1,000, subject to a retained royalty, if all commitments are met. As of August 31, 2005, the Company has paid U.S.$51,200 and issued 75,000 share purchase warrants at a fair value of $34,988.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below U.S.$300 per ounce; 4% if the price of gold is between U.S.$300 and U.S.$400 per ounce; and 5% if the price of gold is over U.S.$400 per ounce. Miranda has the option to buy two percentage points of the NSR for U.S.$1,000,000 per percentage point.

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont Mining Corporation (“Newmont”). Miranda will grant a 60% interest for U.S.$30,000 (received), a work commitment of U.S.$2,500,000 expendable in stages to December 31, 2009 and assuming the underlying mining lease payments. Newmont may earn an additional 10% interest in the Red Canyon project by completing a bankable feasibility study and funding minimum annual expenditures of U.S.$250,000 until completion of the feasibility study. A joint venture will be formed upon completion of the earn-in requirements.

The Red Canyon property is comprised of 237 unpatented lode mining claims covering approximately 7.7 square miles. The property lies in the southern portion of the Battle Mountain – Eureka Trend (commonly referred to as the Cortez Trend).

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the most significant drill intercepts in this zone is 95 feet of 0.120 ounce gold per ton from 20 feet to 115 feet. The highest grade drill sample over a 5 foot interval is 0.320 ounce gold per ton.

Mineralization is controlled by northwest and northeast-trending high-angle faults. Alteration is extensive and widespread at Red Canyon, consisting of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonate rocks. Oxidation was observed at the bottom of a 2,500 foot Kennecott hole, confirming the strength of the hydrothermal system that affected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property is an exploration play for a sediment-hosted gold deposit in the Battle Mountain-Eureka Trend. At Red Canyon, the majority of holes drilled in the past were less than 500 feet deep. Numerous lower-plate carbonate host formations occur at depth and have not been tested by drilling.

Through reconnaissance mapping the Company has recognized that significant exposures of upper Devonian chert-carbonate units on the eastern quarter of the project area were, due to the degree of hydrothermal alteration, incorrectly mapped as upper plate rocks. These rocks are equivalent to the host rocks at Cortez Hills.

During the summer of 2005, Newmont completed exploration field work in preparation for drilling. Initial work consisted of detailed outcrop mapping, interpretation of previous geophysical surveys, three-dimensional modeling and a geochemical survey. This work was followed by 11 drill holes totaling 13,115 feet. No significant gold was reported from the 2005 drilling although strong silicification and oxidation were encountered in holes on the east side of the property. Mineralization encountered came from three holes drilled near Gexa Knob. Newmont has informed Miranda that it is evaluating conducting additional drilling in 2006.

BPV, CONO, Coal Canyon and Red Hill

On May 27, 2004, the Company entered into two twenty (20) year lease agreements with Nevada North Resources (U.S.A.), Inc., (“Nevada North”) a privately held exploration company, for four properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). On October 15, 2004 the lease agreement was divided into four separate property leases.

The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at U.S.$6,250 in year one and increasing to U.S.$50,000 by year ten and each year thereafter for a total of U.S.$706,250 per lease.

The Red Hill lease requires advance annual royalty payments starting at U.S.$6,250 in year one and increasing to U.S.$60,000 by year eleven and each year thereafter for the life of the lease until a total of U.S.$906,250 has been paid. The owner retained a 2.5% to 5.0% sliding scale NSR royalty that is subject to buy-down provisions to 2%. The Red Hill property is subject to an additional 1% NSR royalty with a privately owned U.S. corporation.

Kenneth Cunningham, a director and officer of the Company holds a 10% interest in these four properties through a prior association with Nevada North.

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic "windows" that expose lower-plate carbonate rocks favorable for hosting disseminated gold mineralization. Both the CONO and BPV properties lie in pediment covered areas of Horse Creek Valley. Previous drilling on the CONO claims has indicated the presence of lower-plate carbonate rocks in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastic rocks and chert but lower-plate carbonates may occur at reasonable depths.

Miranda acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture's Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley - Pine Valley area (in which all four of these claim groups lie) may represent a geologic setting similar to Crescent Valley, an area that hosts several mine complexes.

BPV and CONO

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle (USA) Ltd (“Agnico”). The Company will grant a 60% interest in its BPV and CONO properties for U.S.$355,000 in payments and a work commitment of U.S.$1,500,000 expendable in stages to February 4, 2010, and the assumption of the mining lease payments. Agnico can earn an additional 10% interest by completing a bankable feasibility study and funding a minimum work commitments of U.S.$200,000 annually. An additional 5% interest can be earned by arranging financing of Miranda’s capital requirements for project development. A joint venture will be formed upon completion of the earn-in period.

Agnico completed a 527 station gravity survey on BPV and CONO and utilizing this survey they will design a first pass drill program. Agnico has informed Miranda that they plan to conduct work on both BPV and CONO in 2006. Beginning in the spring of 2006 a 14 kilometer “Titan” geophysical survey is planned. The Titan survey is a deep-penetrating geophysical survey that encompasses Magneto Tellurics, Induced Polarization and Resistivity. Results from the survey should help define basement depths as well as prominent faults. Following interpretation of the survey an 8,000 foot drill program is planned.

Coal Canyon

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria Corp. (“Golden Aria”), a private company. The Company will grant a 60% interest in its Coal Canyon Property for U.S.$200,000 in payments, receipt of 250,000 common shares of Golden Aria, a work commitment of U.S.1,000,000 expendable in stages to March 25, 2009 and the assumption of the mining lease payments. Golden Aria can earn an additional 10% interest by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period.

The Coal Canyon property is adjacent to the window- bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

Golden Aria advanced targets on the Coal Canyon project in the summer of 2005 in anticipation of a drill program in 2006. Activities included mapping, rock chip sampling, a mercury soil gas survey, and gradient array resistivity and spontaneous potential geophysical surveys. Resistivity shows a good correlation with known mineralization along the Grouse Creek fault. An adjacent large area of anomalous high resistivity coincides with silicified fault zones. Devonian carbonates recognized in mapping by the Company within the window are untested. These rocks are equivalent to Devonian carbonate rocks that host mineralization elsewhere in the Cortez Trend.

Exploration results and historic drill logs have been incorporated into a 3D model and a first pass drill program of nine to twelve holes has been designed. Golden Aria is expected to drill test several targets in 2006 however, the Company has not been informed of firm plans for this program by Golden Aria to date.

Red Hill

On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Placer Dome US Inc (“Placer”). The Company will grant a 60% interest in its Red Hill Property for U.S.$540,000, assuming 50% of the underlying lease payments and a work commitment of U.S.$2,000,000 expendable in stages to October 27, 2010. Placer can earn an additional 10% interest by completing a bankable feasibility study within five years. A joint venture will be formed upon completion of the earn-in period. After completion of the feasibility study, Miranda can request that Placer arrange Miranda’s share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has reported drilling weakly anomalous gold associated with dikes.

By March 2005, Placer had completed soils, soil-gas, and CSAMT surveys on the Red Hill property. Placer drilled one hole (PRH0508) in 2005 with no significant gold intercepts encountered. Trace elements are also low, although barium is elevated in portions of the hole. The drill hole remained in upper plate rocks to its final depth of 940 feet. The drill hole was designed to test a gravel covered horst margin inferred from a CSAMT survey. Placer is evaluating Miranda's Red Hill project in conjunction with a larger program it is conducting on its own surrounding claims. Placer has received permitting to allow additional holes to be drilled on the Red Hill project however; they have not informed Miranda as to any plans to drill in 2006.

Fuse (East and West)

During the year ended August 31, 2004, the Company staked 193 unpatented lode mining claims covering approximately six square miles in Pine Valley, Eureka County, Nevada.

The Fuse claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock is relatively shallow. Several prominent structural features are also expressed in the gravity data. Placer Dome has recently disclosed that mercury soil gas anomalies coinciding with a NNW-WNW-trending fault fabric indicated by gravity surveys are good vectors to covered gold systems in the Cortez Trend.

The Fuse property represents an exploration play with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several mine complexes.

In July 2004 the Company conducted a real-time mercury soil gas sampling on the Fuse project in order to resolve drill targets. A total of 362 stations were sampled. Preliminary results show low level mercury anomalies. These anomalies suggest both northeast and northwest trends that can be tested by drilling.

Fuse East

In October 2005, the Company signed an exploration agreement with an option to form a joint venture with Placer Dome U.S., Inc. (“Placer”). The Company will grant a 60% interest in its Fuse East Property for total payments of U.S.$278,000, the reimbursement of U.S.$28,576 in claim location and maintenance fees and a work commitment of U.S.$1,975,000 expendable in stages to September 2010. An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of U.S.$247,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period. The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.

The Fuse East property consists of 174 claims that lie within the boundaries of the Cortez Joint Venture (Placer Cortez Inc. 60% - Kennecott Exploration 40%). No work has been conducted by Placer on the Fuse East claims and Placer has not yet informed Miranda of its exploration plans for 2006.

Fuse West

In November 2005, the Company signed an exploration agreement with an option to form a joint venture with Placer on its Fuse West project. The Company will grant a 60% interest in its Fuse West Property for total payments of U.S.$27,500, the reimbursement of U.S.$2,375 in claim location and maintenance fees and a work commitment of U.S.$197,500 expendable in stages to November 2010. An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of U.S.$22,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period. The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.

The Fuse West property consists of 19 claims that lie within the boundaries of the Buckhorn joint venture exploration area of interest. The participants of the Buckhorn joint venture are Placer (operator) and Teck Cominco America Incorporated. The Fuse West claims are part of a larger, 193-claim block controlled by Miranda.

No work has been conducted by Placer on the Fuse West claims and Placer has not yet informed Miranda of its exploration plans for 2006.

JDW

The JDW property consists of 62 claims and lies both north and east of Placer’s Red Hill Project area. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

The JDW claims were staked by the Company in alluvial cover over gravity survey highs suggesting shallow gravel cover. The project’s proximity to the J-D window makes it possible that bedrock is lower plate carbonates.

Interpretation of the gravity data also confirms numerous intersecting structural domains with at least west-northwest and northwest trends.

JDW was staked at the same time as FUSE claims using the same criteria. Miranda completed a preliminary mercury soil gas survey of 217 stations on the JDW claims and has delineated several anomalous zones that can be correlated with projected structures inferred from gravity. In general mercury anomalies on JDW occur within a broad WNW structural trend that extends across Horse Creek Valley and is interpreted by the Company to represent an extension of a structural element of the WNW Cortez Trend.

The Company is seeking a partner to continue exploration on the JDW project.

ETTU Property

The Company originally staked 28 claims in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend. In December, 2004, the Company staked an additional 46 contiguous claims, bringing the total claims on the ETTU project to 74 claims.

Miranda targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonate rocks to the north are expected to occur under pediment gravel on ETTU.

The Company has conducted no exploration on the ETTU claims. Airborne resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

The Company is seeking a partner to continue exploration on the ETTU project.

Horse Mountain

On November 23, 2004 the Company entered into a 20-year mining lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property is subject to a 3.5% NSR royalty. Consideration for the mining lease is payable in stages over 20 years of U.S.$1,638,560 and the issuance of 25,000 common share purchase warrants. As of August 31, 2005 the Company has paid U.S.$30,000 and issued 25,0000 share purchase warrants at a fair value of $12,300. The share purchase warrants allow the lessor the right to purchase common shares of Miranda Gold Corp. at $0.70 for a period of two years from the date of issue. Advance royalty payments will be due on the first and second anniversaries in the amount of U.S.$30,000 each year.

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Exploration Inc. (“Barrick”). The Company will grant a 60% interest in its Horse Mountain Property for U.S.$110,000 and a work commitment of U.S.$2,000,000 expendable in stages to December 31, 2009, of which U.S.$300,000 is obligated to be spent prior to December 31, 2006. Barrick can earn an additional 10% interest by incurring minimum annual expenditures of no less than U.S.$1 million per year, with an additional 1% earned for each U.S.$600,000 expended up to 2015 (70% interest earned for a total of U.S.$8,000,000 spent). Barrick can earn an additional 5% by arranging or providing post-feasbility financing for Miranda’s share of development of the project. A joint venture will be formed upon completion of the earn-in period.

The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles

Drilling on the Horse Mountain project in the late 1990s by Pathfinder Exploration and High Desert Minerals reportedly intersected lower-plate carbonates rocks inferred as altered Silurian Roberts Mountain Formation and Ordovician Hanson Creek Formation below the Roberts Mountain Thrust (“RMT”). These are prolific host rocks found elsewhere on the Cortez Trend. One of the drill holes (MC9608) intersected 30 feet of 0.025 ounce gold per ton including one 5 foot sample interval of 0.044 ounce gold per ton near the bottom of the hole. The RMT, which separates upper-plate stratigraphy from lower-plate carbonate rocks, was intersected at 840 feet and shows strong alteration and oxidization through the entire lower-plate drill interval. Elevated trace elements and the style of alteration, including moderate to intense silicification, clay alteration, decalcification and hematite suggest the presence of a Carlin-type system. Four other holes in the area have reached the lower-plate on the property. Moderate to intense alteration in the lower-plate is notable over significant thicknesses in all the holes reaching the RMT and anomalous gold is noted in two other holes. Oxidation is strongly developed locally to depths of at least 1,700 feet below surface.

During the summer of 2005 Barrick began exploration field work on the property consisting of a geophysical survey and mapping. Mapping was conducted by a Miranda geologist at Barrick’s request. Geophysical information was used in conjunction with existing geological, geochemical, and drilling data to help define favorable structural trends.

By mid-November 2005 Barrick had completed one core hole to 1640 feet. This hole was designed to test the depth extent of alteration and mineralization encountered in drill hole MC9608. Assays from the core hole indicate that gold mineralization begins near the RMT (approximately at 940 feet). Mineralization is hosted in strongly decalcified, oxidized, clay altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Barrick has reported a mineralized interval of 0.023 ounce gold per ton in drill hole HM-1 from 926.2 feet to 1024.4 feet (98.2 feet) at a grade of 0.023 ounce gold per ton.

Several thin (5 to 20 foot thick) intervals of low grade mineralization were encountered deeper in the hole within silty limestone of the Roberts Mountain Formation. The last 46 feet of the hole consisted of fractured and weakly oxidized dolomite interpreted to be Hanson Creek Formation.

Barrick later drilled a reverse circulation hole in late November 2005 to a depth of 1,485 feet at which time the drilling was terminated due to weather-related issues. Barrick has capped this hole with the intention to deepen it with core in 2006. No significant gold was detected in this hole.

Barrick has informed Miranda that they intend to conduct a second round of drilling. Barrick’s 2006 drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the mineralization drilled in hole HM-1.

DAME Property

In February 2005, the Company staked 301 claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend as a result of evaluating geophysical data (specifically, filtered gravity), mercury gas data, and other exploration data-sets. The results of studies by the Company and the recent competitor activities in the Kobeh Valley prompted Miranda's claim staking.

The DAME claim group extends approximately 7 miles (11.7 kilometers) to the southeast off the north flank of Lone Mountain.

The Company infers that any large Carlin-type gold system beneath Kobeh Valley would likely produce a NW-SE trending, district-scale array of en echelon deposits associated with WNW, NNW and NE-trending fault blocks. Miranda's DAME claims are located on such fault intersections and basement highs as suggested by filtered gravity data.

The Company has not conducted any exploration on the DAME property. The Company is seeking a partner to conduct exploration on the DAME project.

Iron Point

In February 2005, the Company staked 156 "AB OVO" claims in the Iron Point District in Humboldt County, Nevada. In addition, on June 3, 2005 the Company entered into a 20 year mining lease and option to purchase of 28 “MIP” claims from a private party with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for cash consideration, payable in stages over 20 years, totaling U.S.$462,000. The claims can be purchased during the first ten years of the lease outright for cash consideration for between U.S.$1,000,000 to U.S.$2,000,000 depending on the price of gold. As of August 31, 2005 the Company has paid U.S.$7,000. During September and October 2005 the Company staked an additional 36 “JTK” claims and 34 “IP” claims to expand the Iron Point project area. The Company now controls 254 claims that cover 8.2 square miles.

The Iron Point District is located on the north end of the Battle Mountain-Eureka Trend at its intersection with the northeast Getchell Trend.

Historic drilling in the Iron Point district by Santa Fe Mining, Newcrest Resources and Euro Nevada encountered local, thin intercepts evidencing gold mineralization and thicker anomalous gold intercepts. These drill intercepts, associated with a large alteration cell and coincident with trace element anomalies, may be indicative of a large Carlin-style system.

The Iron Point district includes rocks of the Comus and Preble Formations, which are significant host rocks in the Getchell Trend. Braided strands of the Getchell fault system are inferred to project south through the Iron Springs District. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clay altered pyritic dikes and sills. USGS mapping suggests a distinctive and repeated pattern of west-northwest and north-northwest inflections and intersections of multi-phase dike-filled fault zones that suggest local dilational pull-apart fault blocks. These fault intersections and the edges of intrusive stocks appear to be the favored locus for alteration and metals within the Iron Point District. Complex folds and thrusts in the district also are considered favorable for channeling and sealing hydrothermal fluids and for structural preparation respectively. Some of these folds may be fault-propagated within the hanging wall of reactivated reverse-fault zones and thus be spatially associated with underlying potential feeder zones.

Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad intrusive axis and an interrelated fault and fold system extending west-northwest from the Lone Tree Mine. The Company infers that other significant gold deposits could occur along this trend, especially where northeast Getchell Trend structures are intersected.

Miranda has acquired an extensive historic dataset for the Iron Point district and is in the process of designing a first pass drill program, prior to seeking a partner to fund exploration.

Angel Wing

On October 27, 2005 the Company entered into a 20 year mining lease for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for cash consideration, payable in stages over 20 years, totaling U.S.$1,470,000. As of August 31, 2005 the Company has paid U.S.$35,000. In September 2005, Miranda staked an additional 60 claims on northern projections of the veins system at Angel Wing.

The Angel Wing property located in northern Elko County, Nevada contains high-grade, gold-bearing, epithermal veins.

The geologic setting at Angel Wing comprises epithermal veins hosted primarily within basement sedimentary rocks beneath a volcanic sequence. The veins are exposed within a window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks and project beneath zones of overlying bleached and opalized rhyolite flows. These veins exposed at the surface or intersected in drilling can be traced for up to 2 ½ miles.

The quartz-calcite veins are characterized by platy and banded textures and locally contain visible gold. Surface samples of vein material evidencing gold mineralization occur commonly within Tertiary tuffs and basalt. The latter mineralization is associated with silicification, adularia and clay. Gold is associated with high selenium values. The epithermal veins on Angel Wing occur within sedimentary basement below an altered volcanic sequence.

Miranda continues to take additional rock chip samples prior to seeking a partner to fund exploration.

PPM

In September 2005 Miranda acquired the PPM project by locating 44 claims designated "PPM" in Humboldt County, Nevada on the north end of the Battle Mountain-Eureka Trend.

The PPM project lies on the west flank of the Hot Springs Range. Miranda proposes that the PPM project provides a geologic setting analogous to that of the major deposits of the Getchell Trend.

Miranda has identified a pediment-covered gold exploration target on extensions of northeast-trending structures from a sediment-hosted mercury district. The claims were located over an area where those structures intersect gold in sagebrush geochemical anomalies proximal to the margin of a buried intrusion. The presence of the intrusion is inferred from airborne magnetics. The mercury occurrences adjacent to PPM may reflect zonation from a primary gold system offset laterally and vertically under pediment.

Miranda believes that important geologic features linked to mineralization in the Getchell Trend include regional northeast-trending faults, igneous stocks intruded into basement fault step-over zones, and a proximity to geologic terrain boundaries. By way of comparison, the PPM project lies approximately 1/2 mile southwest of the Poverty Peak sediment-hosted mercury district, whose occurrences and historic workings are bounded by two strong northeast lineaments that traverse the Hot Spring Range. These northeast lineaments are parallel to a major geologic terrain boundary located approximately one mile to the south between Permian Golconda allochthon rocks on the north and Devonian Harmony Formation on the south.

This primary northeast-trending fabric continues southwest into the margin of the buried intrusion. In detail the margins of the inferred intrusion at PPM are similar to the fault-bounded shape of the Osgood Mountain stock in the Getchell Trend. Miranda hypothesizes that both stocks may intrude step-over zones to northeast-trending basement faults and provides dilational zones around their margins of the intrusion for potential sites of gold mineralization.

Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez and Getchell Trends. Mercury mineralization in the Poverty Peak district adjacent to the PPM property is hosted in Permian calcareous sandstone, calcareous shale, phyllite and siltstone within the Golconda allochthon. Locally, samples evidencing gold mineralization can be obtained from the mercury workings and dumps. The alteration associated with the mercury mineralization includes decalcification and iron staining. Barite veinlets and jasperoids occur near the range front.

The PPM claims cover the north end of an inferred buried intrusion and the gold-in-sagebrush anomaly that is located between the intrusion and the range-front-hosted mercury district. The geophysical magnetic and geochemical sagebrush surveys generating the anomalies were conducted by Western Epithermal Account, a private company.

The Company has not conducted any exploration on the PPM property. The Company is seeking a partner to conduct exploration on the PPM project.

None of the Company’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 5                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                         Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of the Company, which statements are prepared in accordance with Canadian GAAP.

The Company’s projects are at the exploration stage and have not yet generated any revenue. The Company has no steady source of revenue other than interest income. The activities of the Company can be seen as steadily increasing during the past two years while the resource sector in general has experienced tremendous growth.

The Company incurred a net loss of $1,937,922 for the year ending August 31, 2005 compared to a net loss of $2,048,055 for the year ending August 31, 2004 and $477,887 for the year ended August 31, 2003.

General expenses increased to $2,017,471 for the year ending August 31, 2005 from $1,628,819 for the year ending August 31, 2004 and $479,953 for the year ending August 31, 2005. Included in each period’s expenses are costs relating to amortization and stock based compensation. Excluding these non-cash costs the comparative expenses for each year are $1,095,074, $816,142 and $424,026 respectively. On a cash basis the expenses increased by $278,932 or 34% from 2004 to 2005 and $392,116 or 92% from 2003 to 2004.

Consulting fees of $163,423 in the current fiscal year increased by $79,800 over the year ending August 31, 2004 accounting for 29% of the overall increase. With the increase in the Company’s exploration activities the Company engaged the services of several geologists on a contract basis during the year to supplement the services of the Company’s full time geological staff.

Investor relations activity for the year ending August 31, 2005 was $118,940 compared to $159,011 for the year ending August 31, 2004; a decrease of $40,071. In a related category, travel and business promotion for the year ending August 31, 2005 was $122,086 compared to $141,312 for the year ending August 31, 2004, a decrease of $19,226. This category is mainly comprised of attendance at international gold shows.

Office rent, telephone, secretarial and sundry was $190,971 for the year ending August 31, 2005 compared to $169,381 for the year ending August 31, 2004. These administrative costs have increased by $21,590 over the previous year. The Company incurred greater costs in office space and support staff to support its increased activity during this past year with the acquisition of several additional mineral properties.

Professional fees increased from $31,625 in the year ended August 31, 2004 to $77,644 in the year ended August 31, 2005; an increase of $46,019. The fees are primarily the costs of legal professionals to prepare acquisition and joint venture agreements. The Company completed several agreements and acquired several additional properties in the year ended August 31, 2005.

Wages and benefits for the year ending August 31, 2005 was $171,833 compared to $99,018 for the year ending August 31, 2004; an increase of $72,815 and 26% of the total increase overall. Prior to February 2004 the Vice President of Exploration was retained as a consultant and is now a full-time employee. In total, the Company now employs a full time President, a full time Vice President of Exploration and one other full time geologist.

In accordance with the Company’s accounting policy for mineral properties, the Company expensed mineral property examination costs that did not result in the acquisition of a mineral property in the amount of $126,044 in the year ended August 31, 2005 compared to $15,713 in the year ended August 31, 2004. The Company deferred mineral property and exploration costs in the year ended August 31, 2005 in the amount of $526,511 compared to $411,129 in the year ended August 31, 2004. Exploration activities have been steadily increasing as the Company continues to acquire additional mineral properties.

B.                         Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate revenues from mining in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at August 31, 2005 was $3,102,849 compared to $1,611,118 at August 31, 2004.

As at August 31, 2005, the Company had working capital of $3,130,854 compared to working capital of $1,610,194 as of August 31, 2004. The Company has no long term liabilities and has sufficient cash to meet its obligations as they become due.

During the year ended August 31, 2005, the Company closed a private placement of 2,900,000 units at a price of $0.70 per unit for gross proceeds of $2,030,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 to February 10, 2007.

During the year ended August 31, 2005 there were 3,535,500 warrants exercised for total proceeds of $1,003,450 and 164,000 stock options exercised for cash proceeds of $39,660 and a non cash fair value of stock options of $71,674. Subsequent to August 31, 2005 and up to February 15, 2006 a total of 2,293,250 warrants were exercised for proceeds totaling $970,665 and 1,443,500 options were exercised for proceeds totaling $665,157.

On October 5, 2005, the Company closed a private placement of 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half of one common share purchase warrant, with one whole warrant exercisable to purchase one additional common share at $1.15 per share up to October 4, 2007. $48,060 was paid and 60,000 units were issued as finders’ fees pursuant to the non-brokered private placement.

During the year ended August 31, 2004, the Company closed a private placement of 3,000,000 units at $0.15 for gross proceeds of $450,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

During the year ended August 31, 2004, the Company closed a private placement of 1,250,000 units at $0.17 per unit for gross proceeds of $212,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 to December 7, 2005.

During the year ended August 31, 2004, the Company closed a private placement of 400,000 units at $0.30 per unit for gross proceeds of $120,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 to December 11, 2005.

During the year ended August 31, 2004 there were 6,683,625 warrants exercised for total proceeds of $1,469,610 and 455,000 stock options exercised for cash proceeds of $76,100 and a non cash fair value of stock options of $29,103.

C.                         Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                         Trend Information

Trends that are considered by the Company to be reasonably likely to have a material effect on the Company’s results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, the Company considers that its ability to raise additional funding in order to complete its exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a natural resource exploration company, the interest in the Company’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for gold decreases and gold prices decrease, it could adversely impair the Company’s ability to raise financing and advance the exploration of its mineral properties.

E.                         Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.                         Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of the Company as at August 31, 2005:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Other Long-term Liabilities	$ -	$ -	$ -	$ -	-

G.                           Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, receipt of permits and approvals from governmental authorities.

ITEM 6                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                           Directors and Senior Management

The following table lists as of February 15, 2006, the names of the directors and senior management of the Company. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Dennis L. Higgs [1]	Director, Chairman and until February 1, 2006 Chief Financial Officer	May 4, 1993

Kenneth Cunningham	Director, President and CEO	November 7, 2003 President of Miranda U.S.A. Inc. and on February 9, 2004 as President and Chief Executive Officer of Miranda Gold Corp.
Steve Ristorcelli [1]	Director	(Director) February 20, 1995 (Corp. Secretary) July 29, 2003
Aileen Lloyd	Director, Corporate Secretary	May 4, 1993
James Cragg [1]	Director	December 13, 2004
Doris Meyer	Chief Financial Officer	February 1, 2006
Joe Hebert	Vice President Exploration	December 8, 2003

1 Member of the Audit Committee

There are no family relationships between any two or more Directors or Executive Officers of the Company. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of the Company.

Dennis L. Higgs

Dennis Higgs, B. Com is a director and the Chairman and until February 1, 2006 he was the Chief Financial Officer of the Company. Mr. Higgs has been employed by the Company since 1993. Mr. Higgs is involved in the Company’s day to day operations as well as the raising of capital to fund the operations of the Company. He is also President of Senate Capital Group Inc., a private venture capital and resource management company. He is also a director of Uranerz Energy Corporation.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, is a director and President and Chief Executive Officer of the Company. Mr. Cunningham has thirty-one years experience from diversified mineral exploration and mining geology through to executive management; fifteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

Steven Ristorcelli

Steve Ristorcelli is a director of the Company and has served in this capacity since 1995. Mr. Ristorcelli brings 28 years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for 15 years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

Aileen M. Lloyd

Aileen Lloyd is a director and Corporate Secretary of the Company and has served in this capacity since 1993. Ms. Lloyd is involved in the day to day operations of the Company. Ms. Lloyd is an executive assistant at Senate Capital Group Inc., a private venture capital and resource management company involved in the administration of publicly traded companies. She is also a director of Uranerz Energy Corporation.

James Cragg

James F. Cragg is a director of the Company and has served in this capacity since December, 2004. Mr. Cragg is a business and marketing consultant proficient in financial analysis, negotiations, forecasting, deal making and investment banking. He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

Joseph Hebert

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

Doris Meyer

Doris Meyer joined the Company as its Chief Financial Officer effective February 1, 2006. She is a member of the Certified General Accountants Associations of British Columbia and Canada since May 21, 1985. Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly traded mining companies.

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

Summary Compensation Table
Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options /SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Kenneth D. Cunningham President/CEO	2005 2004	$114,380 (1) $73,959	Nil Nil	Nil Nil	500,000 500,000	250,000 Nil	Nil Nil	Nil Nil
Dennis L. Higgs (3) Chairman	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Note 2 Note 2 Note 2	500,000 525,000 350,000	250,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Joe Hebert, Vice President Exploration	2005 2004	$98,600 $45,834	Nil Nil	Nil -	400,000 325,000	100,000 Nil	Nil Nil	Nil Nil

(1)	Kenneth D. Cunningham was paid his salary at the rate of U.S.$95,000 per year.

(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(3)

The Company paid Ubex Capital Inc. the sum of $2,500 per month since May 1993 to June 2001, the sum of $3,000 per month since July 2001 to July 2002, $5,000 per month from August 2002 to January 31, 2005, $7,300 per month from February 1, 2005 to January 31, 2006 and effective February 1, 2006 $5,000 per month for management services to the Company. Ubex Capital Inc. is 100% owned by Dennis Higgs.

Kenneth Cunningham, President and CEO of the Company is employed pursuant to an indefinite term employment agreement dated September 1, 2005. In the event of a defined change of control the Company shall provide Cunningham with a payment equal to two (2) times his annual salary in effect at the time.

The Company retains Ubex Capital Inc. (“Ubex”) to provide management services under a Management Services Agreement dated May 4, 1993 modified on February 1, 2006. Under the agreement, Ubex receives the sum of $5,000 per month consulting fees for twelve months; alternatively, Ubex may elect to receive a lump sum payment of $60,000. At the end of twelve months, the Company will pay a consulting fee of $2,500 for a second twelve month period and thereafter by mutual consent on a month to month basis. In addition Ubex will have the responsibility and authority to sell the Company’s shares of stock in Gulf Coast Oil and Gas on a 10% commission basis. Ubex is wholly owned by Dennis L. Higgs, the Chairman and a director of the Company. During the year ended August 31, 2005 the Company paid $76,100 (2004 - $60,000; 2003 - $60,000) to Ubex Capital Inc. for management fees.

The Company has a Services Agreement with Senate Capital Group Inc. to provide office space and administrative services at a monthly rate of $10,700 plus applicable taxes and subject to adjustment for estimated costs and out-

of-pocket expenses. The agreement may be terminated on 30 days notice by either party. During the year ended August 31, 2005, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the Chairman of the Company, $84,374 (2004 - $128,321; 2003 - $106,283) for rent, telephone, secretarial, website, internet and office services.

C.                             Board Practices

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term.

The Company’s Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee. The Audit Committee is comprised of Dennis Higgs, Steven Ristorcelli and James Cragg. The audit committee’s primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The members of the newly formed Compensation Committee are the two independent directors Steven Ristorcelli and James Cragg. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business of the Company. The recommendations of the Compensation Committee are then presented to the Board for approval.

D.                             Employees

As of February 15, 2006, there are five directors of the Company. Two senior officers and one employee are employed on a full time basis. One of the directors, Kenneth Cunningham is a geologist and is President and Chief Executive Officer of both the Company and of Miranda U.S.A., Inc., on a full time basis. One director, Dennis Higgs is Chairman, and has a management contract with the Company through his wholly owned private company, Ubex Capital Inc. One director, Aileen Lloyd is Corporate Secretary of Miranda and is an employee of Senate Capital Group Inc. a company under contract to the Company to perform administrative services for Miranda. Joe Hebert is Vice President Exploration and is employed on a full time basis. Doris Meyer is Chief Financial Officer of the Company on a part-time basis pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd. The Company also employs the services of Brian Cellura, a consulting geologist on a full time basis.

E.                             Share Ownership

The following table sets forth, as of February 15, 2006, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Dennis L. Higgs	Common	596,900 (1)	1.81%
Kenneth Cunningham	Common	270,000 (2)	0.82%
Aileen Lloyd	Common	152,000 (3)	0.46%
Steve Ristorcelli	Common	159,600 (4)	0.48%
Joseph Hebert	Common	53,000 (5)	0.16%

*	Based on 32,994,010 common shares outstanding

[1]	355,100 common shares are held indirectly through private companies 100% owned by Dennis Higgs;

[2]	270,000 common shares are held directly;

[3]	600 common shares are held through Chesa Management Co. Ltd., a private company 100% owned by Aileen Lloyd;

[4]	159,600 common shares are held directly.

[5]	53,000 common shares are held directly.

Directors and senior management also control:

302,000 outstanding share purchase warrants exercisable at $0.90 to February 10, 2007;

90,000 outstanding share purchase warrants exercisable at $1.15 to October 4, 2007

As of February 15, 2006, the directors and officers held as a group, directly or indirectly, an aggregate of 1,233,500 common shares and 392,000 share purchase warrants.

Options to Purchase Securities

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the "Exchange"). At our annual general meeting held on February 7, 2005, our shareholders approved the adoption of a stock option plan that reserved for issuance up to a maximum of 5,241,952 shares, representing 20% of the 23,309,760 issued and outstanding shares of the Company at that time.

Under our stock option plan, (a) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the Exchange immediately preceding the granting of the option.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of February 15, 2006 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dennis Higgs	Chairman	525,000 500,000	$0.53 $0.71	February 9, 2009 February 17, 2010
Kenneth Cunningham	Sr. Officer/Director	250,000 250,000 500,000	$0.23 $0.53 $0.71	November 7, 2008 February 9, 2009 February 17, 2010
Aileen Lloyd	Director, Corporate Secretary	300,000 250,000	$0.53 $0.71	February 9, 2009 February 17, 2010
Steve Ristorcelli	Director	80,000 55,000 140,000 150,000	$0.20 $0.27 $0.53 $0.71	September 16, 2007 June 18, 2008 February 9, 2009 February 17, 2010
Joe Hebert	Sr. Officer	175,000 400,000	$0.53 $0.71	February 9, 2009 February 17, 2010
Doris Meyer	Sr. Officer	125,000	$2.07	February 1, 2011

Total Officers/Directors (5 persons) 3,575,000

Total Officers/Directors/Employees 4,130,000

ITEM 7                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                           Major Shareholders

To the knowledge of the directors and senior officers of the Company, there is no shareholder of the Company owns directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the Company’s common shares.

All holders of the Company’s common shares have equal voting rights.

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

The Company’s registered shareholder list for the Company’s common stock, dated February 15, 2006 showed 52 registered shareholders and 35,231,510 shares outstanding of which 35 of these registered shareholders were US residents including one that is a depository for US residents, which own 6,084,393 shares representing 17.27% of the issued and outstanding shares of the Company.

B.                            Related Party Transactions

The Company was involved in the following related party transactions during the 2005 fiscal year:

During the year ended August 31, 2005, the Company paid $84,374 (2004 - $128,321; 2003 - $106,283) to Senate Capital Group Inc. for rent, telephone, secretarial and office services. Senate Capital is wholly owned by Dennis Higgs, Chairman and a director of the Company.

During the year ended August 31, 2005, the Company paid $76,100 (2004 - $60,000; 2003 - $60,000) to Ubex Capital Inc. for management services under a Management Services Agreement dated May 4, 1993. Ubex is wholly owned by Dennis L. Higgs, the Chairman and a director of the Company.

Mr. Kenneth Cunningham, a director, President and CEO of Miranda Gold Corp., has a 10% equity interest in four properties located in the Cortez Trend and leased from Nevada North through his relationship as past vice-president of Nevada North. The properties are the BPV & CONO properties, the Coal Canyon Property and the Red Hill property.

During the year ended August 31, 2005 the Company paid $262,038 (2004 - $Nil; 2003 - $Nil) to directors and officers for wages or consulting services.

During the year ended August 31, 2005 the Company incurred $Nil (2004 - $Nil; 2003 - $61,729) in corporate finance services with an officer of the Company.

Other than as disclosed above, there have been no transactions during the 2005 fiscal year which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C.                            Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8                   FINANCIAL INFORMATION

A.                            Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal and Arbitration Proceedings

The Company is not involved in any legal or arbitration proceedings.

Dividends

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The Company does not presently have any intention of paying dividends. Its future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.                            Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, August 31, 2005 other than the following as reported in Note 9 to the financial statements:

(a)

On September 2, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Horse Mountain Property for US$110,000 and a work commitment of US$2 million payable in stages to December 31, 2009. An additional 10% interest can be earned by incurring minimum annual expenditures of no less than $1 million per year, with an additional 1% earned for each $600,000 expended up to 2015 (70% interest earned for a total of $8,000,000 spent). An additional 5% can be earned by arranging or providing post-feasibility financing for Miranda’s share of development of the project. The joint venture will be formed upon completion of the earn-in period

(b)

In September and November, 2005, the Company entered into two exploration agreements with an option to form a joint venture on its Fuse property. The Company will grant a 60% interest in its Fuse Property (Note 5(l)) for total payments of US$278,000 and the reimbursement of US$28,576 in claim location and maintenance fees, and a work commitment of US$1,975,000 payable in stages to September, 2010. An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of US$247,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period.

(c)

On October 5, 2005, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each full warrant is exercisable to purchase an additional common share at $1.15 per share to October 4, 2007. $48,060 was paid and 60,000 units were issued as finder’s fees pursuant to the private placement.

(d)	Subsequent to August 31, 2005 and up to December 19, 2005, the Company staked certain mining claims in Humboldt County, Nevada, known as the PPM Property.

(e)	Subsequent to August 31, 2005 and up to December 19, 2005, 2,259,250 warrants were exercised for proceeds totaling $516,900, and 541,000 options were exercised for proceeds totaling $156,770.

(f)	Subsequent to August 31, 2005 and up to December 19, 2005, the Company granted 95,000 stock options to consultants at a price of $1.18 per common share, expiring on October 18, 2010.

(g)	Subsequent to August 31, 2005 and up to December 19, 2005, the Company sold 575,609 common shares in Gulf Coast Oil & Gas for proceeds of US$44,415.

ITEM 9                   THE OFFER AND LISTING

A.                            Offer and Listing Details

The Company’s common shares trade on the TSX Venture Exchange (“TSX.V”) under the trading symbol “MAD” and CUSIP # 604673103. The shares trade on the OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2005	1.15	.51
August, 2004	.72	.55
August, 2003	.42	.19
August, 2002	.42	.13
August 2001	.12	.06

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of the Company’s common stock for the last eight fiscal quarters.

TSX..V Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
11/30/03	4,988,545.50		.17	.45
02/08/04	4,846,676.70		.40	.50
05/30/04	4,505,941.57		.35	.42
08/31/04	4,461,614.84		.55	.62
11/30/04	8,214,874	1.01	.51	.88
02/28/05	4,960,990.93		.57	.80
05/30/05	4,071,575.96		.58	.64
08/31/05	5,318,091	1.15	.65	.96

The following table lists the volume of trading and high and low sales prices on the TSX.V for shares of the Company’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales, Cdn.$

Period Ended	High	Low
August 2005	1.15	0.74
September 2005	1.19	0.96
October 2005	1.29	1.10

November 2005	1.20	0.97
December 2005	1.52	1.02
January 2006	2.20	1.38

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. The Company’s shares fluctuated from a low of $0.51 during Fiscal 2005 to a high of $1.15 and the most recent six months from a low of $0.74 to a high of $2.20. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

B.                              Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.                             Markets

The Company shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
TSX Venture Exchange	MAD
OTC Bulletin Board	MRDDF
Frankfurt Stock Exchange	MRG
Berlin Stock Exchange	MRG

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

B.                                  Memorandum and Articles of Association

Incorporation

The Company was incorporated in British Columbia, Canada on May 4, 1993 by registration of its Memorandum and Articles.

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. Miranda has until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act. As part of its transition, Miranda filed a Notice of Articles with the British Columbia Registrar of Companies on September 22, 2005.

Under the Business Corporations Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to Miranda:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, Miranda’s board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Miranda of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of Miranda held. The removal of the Pre-existing Company Provisions became effective upon filing of a Notice of Alteration to Miranda’s Articles with the British Columbia Registrar of Companies. The Notice of Alteration also amended the Company’s authorized capital such that the Company’s authorized capital now consists of an unlimited number of common shares without par value. Miranda’s shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Miranda with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on September 22, 2005.

The following is a summary of certain material provisions of (i) Miranda’s Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) Miranda’s new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act applicable to Miranda:

1.                  Objects and Purposes

Miranda's Memorandum and Articles do not specify objects or purposes. Miranda is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.                  Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Miranda’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Miranda has entered or proposes to enter:

1.	is liable to account to Miranda for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Miranda either with regard to the holding of any office or place of profit the director holds with Miranda or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Miranda in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Miranda or of an affiliate of Miranda.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Miranda:

1.                  Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.                  Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Miranda or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.                  Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.                  Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Miranda.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Miranda under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Miranda in order to qualify as directors.

3.                  Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Miranda is, or would thereby become, insolvent.

Each Miranda share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Miranda’s directors. There are no cumulative voting rights applicable to Miranda.

All common shares of Miranda participate rateably in any net profit or loss of Miranda and shares rateably any available assets in the event of a winding up or other liquidation.

Miranda has no redeemable securities authorized or issued.

Sinking Fund Provisions

Miranda has no sinking fund provisions or similar obligations.

There are no pre-emptive rights applicable to Miranda which provide a right to any person to participate in offerings of Miranda's equity or other securities

With respect to the rights, preferences and restrictions attaching to Miranda’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Miranda’s shares.

4.                  Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Miranda’s Articles provide that, subject to the Business Corporations Act, Miranda may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Miranda is authorized to issue out of any class or series of shares or establish a maximum number of shares that Miranda is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if Miranda is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.                  Meetings of Shareholders

The Articles provide that Miranda must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Miranda. Shareholders meetings are governed by the Articles of Miranda but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that Miranda will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Miranda makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Miranda must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.                  Rights to Own Securities

There are no limitations under Miranda's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.                  Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Miranda’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Miranda. Miranda has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Miranda does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Miranda's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.                  Ownership Threshold Requiring Public Disclosure

The Articles of Miranda do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Miranda's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Miranda but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by Miranda’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.                  Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.                  Changes in the Capital of the Company

There are no conditions imposed by Miranda’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

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

(i)	The Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”) in March 2004. Miranda’s Redlich property comprises a total of 104 claims.

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

(ii)	On May 27, 2004 the Company leased four properties, Red Hill, Coal Canyon, BPV and CONO from Nevada North Resources (U.S.A.), Inc. a privately held exploration company. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. (See item 4. D under the heading “Nevada”). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year ten and each year thereafter for the life of the lease. The Lessor also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. Subsequent to the year end the Company joint ventured its Red Hill property with Placer Dome. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

(iii)

The Company signed an agreement to joint Venture its Red Canyon project with Newmont USA Limited in October 2004. Newmont paid to Miranda US $30,000 on signing and will assume payments on the underlying lease. Newmont can earn a 60% interest in Red Canyon by spending. US $2.5 million in exploration expenditures prior to December 31, 2009 of which US $300,000 would be expended by December 31, 2005 and may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

(iv)

The Company signed an agreement to joint venture the Red Hill project with Placer Dome US Inc (PDUS) in October 2004. PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn- in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

(v)

On November 23, 2004, the Company leased the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. Miranda has signed a 20-year lease on the Horse Mountain project, has paid a US $30,000 signing bonus, and will issue 25,000 warrants to the underlying claim owner. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty (“NSR”) of 3.5%.

(vi)

In April, 2005, the Company signed a formal “Exploration Agreement with Option to Joint Venture” to joint venture its Coal Canyon project, Eureka County, Nevada. Golden Aria issued 250,000 shares, paid US$15,000 and will assume the payments on the underlying lease. Golden Aria may pay a total of $185,000 to the company over the four-year earn-in period. Golden Aria can earn a 60% interest in the Coal Canyon property by spending US$1.0 million in exploration expenditures over four years of which US$50,000 is committed to be expended during the first year. Golden Aria may earn an additional 10% interest in the Coal Canyon project (for a total 70% interest) by completing a bankable feasibility study and maintaining a minimum annual expenditure of $200,000 after phase-I earn-in.

(vii)

In March, 2005, the Company signed a letter of intent to joint venture its CONO and BPV projects located in Eureka County, Nevada with Agnico-Eagle (USA). Under the terms of the Letter of Intent, Agnico may pay a total of $355,000 to Miranda over the five-year earn-in period. Agnico can earn a 60% interest in the property by spending $1.5 million in exploration expenditures over five years, of which $50,000 will be expended during the first year. After completing the 60% earn-in phase, Agnico can elect to earn an additional 10% interest in the Cono and the BPV projects (for a total 70% interest) by completing a bankable feasibility study and funding a minimum annual work commitment of $200,000. After completion of the feasibility study, Miranda can request that Agnico arrange Miranda’s share of project financing, in which case Agnico will earn an additional 5% interest (for a total 75% interest) in the project.

(viii)	The Company also signed a non-binding letter of intent in March, 2005, with Placer Dome U.S. for an exploration agreement regarding its Fuse property located in Eureka County, Nevada.

(ix)

In May 2005, the Company signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada with Barrick Gold Exploration Inc. Barrick can earn a 60% interest in the Horse Mountain property by spending $2.0 million in exploration expenditures over four years, of which $300,000 is committed to be expended prior to December 31, 2006. After completing the 60% earn-in phase, Barrick can elect to earn up to an additional 10% interest in the Horse Mountain project (for a total 70% interest) by funding up to an additional $6.0 million in exploration over a six year period scheduled with a minimum annual work commitment of $1,000,000. Upon completion of a feasibility study, Barrick can earn an additional 5% interest (for a  total of 75% interest) by arranging to finance Miranda’s share of project financing.

(x)

In July 2005, the Company signed a letter of intent to lease the Angel Wing property located in northern Elko County, Nevada. Miranda has signed a binding letter agreement for a twenty-year lease on the property. Miranda will pay $35,000 upon signing the final lease agreement and will make annual advance royalty payments throughout the term of the lease. The property is subject to a scaled net smelter return royalty of 2.0% if the gold price is $250 or less per ounce; 2.5% if the gold price is between $250 and $300 per ounce; 3.0% between $300 and $350 per ounce; 3.5% between $350 and $400 per ounce; and 4.0% if the price of gold is over $450 per ounce.

(xi)

In August 2005, the Company and Agnico-Eagle (USA) finalized the “Exploration Option for Joint Venture and Operating Agreement” on the CONO and BPV properties. These agreements replace the Letter of Intent between the Company and Agnico-Eagle (USA).

(xii)

In October 2005, the Company signed a Binding Letter Agreement for Exploration and Development on its Fuse East project with Placer Dome U.S., Inc. (“Placer”). Upon signing, Placer paid the Company $26,201 to reimburse certain staking and filing fees. Under the terms of the joint venture agreement, Placer may also pay a total of $250,500 to Miranda over the five year earn-in period. Placer can earn a 60% interest in the property by spending $1,777,500 in exploration expenditures over five years, of which $75,000 is committed for the first year and $100,000 is committed for the second year. After completing the 60% earn-in phase, Placer can elect to earn an additional 10% interest in the project (for a total 70% interest) by completing a feasibility study and funding a minimum annual work commitment of $225,000. After completion of the feasibility study, Placer can arrange Miranda's share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project.

(xiii)

In November 2005, the Company signed a Binding Letter Agreement for Exploration and Development on its Fuse West project with Placer Dome U.S., Inc. (“Placer”). Upon signing, Placer paid the Company $2,375 to reimburse certain staking and filing fees. Under the terms of the joint venture agreement, Placer may also pay a total of $27,500 to Miranda over the five-year earn-in period. Placer can earn a 60% interest in the property by spending $197,500 in exploration expenditures over five years. After completing the 60% earn-in phase, Placer can elect to earn an additional 10% interest in the project (for a total 70% interest) by completing a feasibility study and funding a minimum annual work commitment of $22,500. After completion of the feasibility study, Placer can arrange Miranda's share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project.

(xiv)

On November 17 2005, the Company and Placer signed an amendment to the Red Hill Letter Agreement that extended the initial earn-in period of the joint venture agreement. Under the new terms, Placer has five rather than four years to earn a 60% interest in the property. The total payment and exploration amounts remain the same, so the payment and exploration schedules have been adjusted. Miranda received a $25,000 payment from Placer on October 28, 2005 as part of the earn-in obligation.

D.                                 Exchange Controls

Miranda is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Miranda (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Miranda on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Miranda's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Miranda does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Miranda's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Miranda's common shares by a non-Canadian (other than a "WTO Investor"

as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when Miranda was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Miranda and the value of the assets of Miranda, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Miranda. An investment in the Common Shares of Miranda by a WTO Investor, or by a non-Canadian when Miranda was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Miranda and the value of the assets of Miranda, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds C$250 million. A non-Canadian would acquire control of Miranda for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Miranda. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Miranda unless it could be established that, on the acquisition, Miranda was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Miranda will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Miranda would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

an acquisition of control of Miranda in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Miranda by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Miranda, through the ownership of the Common Shares, remained unchanged.

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

H.                                Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of the Company, which is located at Suite 1410 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 during normal business hours. All of the documents referred to above are in English.

The Company is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

I.                                Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a “small business issuer”, and as such, does not need to provide the information required by this Item 11.

ITEM 12                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13                  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14                  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15                  CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2005, being the date of our most recently completed fiscal year. This evaluation was carried out by management with the participation of our Chief Financial Officer at that time, Dennis Higgs and Ken Cunningham, our Chief Executive Officer. Doris Meyer became Chief Financial Officer on February 1, 2006 and had a general review of disclosure controls and procedures at that time. Based upon that evaluation, the conclusion was that our disclosure controls and procedures are effective in timely alerting management to material information to be included in our periodic SEC filings. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

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

During our most recently completed fiscal year ended August 31, 2005 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

(a)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant;and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16                  [RESERVED]

A                               AUDIT COMMITTEE FINANCIAL EXPERT

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer on the TSX Venture Exchange, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Company’s audit committee is governed by an audit committee charter. The Company’s audit committee is comprised of three directors, Dennis Higgs, Steven Ristorcelli and James Cragg. As defined in MI 52-110, Dennis Higgs is not “independent” and Steve Ristorcelli and James Cragg are “independent”. Also as defined in MI 52-110, all of the audit committee members are “financially literate”. Mr. Cragg is an independent director and by virtue of his business background as a business and marketing consultant proficient in financial analysis, forecasting and investment banking he is considered by the Company to be a financial expert.

B                               CODE OF ETHICS

The Company has not formally adopted a code of ethics as yet however; the actions of the directors and officers of the Company and its subsidiaries, and their affiliates are self governed and are in compliance with the guidelines of the TSX Venture Exchange. The Company intends to adopt a formal code of ethics in the near future that will be posted on its web site and will deal with the following issues:

  compliance with all the laws and regulations identified in the code of ethics;

  corporate opportunities and conflicts of interest;

  the quality of the public disclosures;

  the protection and appropriate use of the Company’s properties;

  the protection of confidential information and property;

  fair behaviour; and

  compliance with insider trading and corrupt practices legislation.

C                               PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual and special meeting held on February 7, 2005, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2005 fiscal year. Morgan acted as the Company’s independent auditor for the fiscal years ended August 31, 2005 and 2004. The chart below sets forth the total amount billed the Company by Morgan for services performed in the fiscal years 2005 and 2004, and breaks down these amounts by category of service in CDN$.

"Audit Fees" are the aggregate fees billed by Morgan for the audit of the Company’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Morgan for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Morgan in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2005	Fiscal Year ended August 31, 2004
Audit Fees	$9,150	$6,150
Audit-Related Fees	$7,610	$16,450
Tax Fees	$1,250	$750
All Other Fees	Nil	Nil
TOTAL	$18,010	$23,350

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2005, fees paid to Morgan were approved pursuant to the de minimus exception for tax services.

D                               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E                               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17                  FINANCIAL STATEMENTS

This annual report on Form 20-F includes the following financial statements of the Company:

(a)	Auditor’s Report, dated December 19, 2005;

(b)	Consolidated Balance Sheets as of August 31, 2003, August 31, 2004 and August 31, 2005.

(c)	Consolidated Statements of Operations and Deficit for the years ended August 31, 2003, August 31, 2004 and August 31, 2005;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2003, August 31, 2004, and August 31, 2005;

(e)	Notes to Consolidated Financial Statements for the years ended August 31, 2004 and August 31, 2005.

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

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

F-i

AUDITORS' REPORT

To the Shareholders of
Miranda Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Miranda Gold Corp. (an exploration stage company) as at August 31, 2005 and 2004, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended August 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

On December 19, 2005, we reported separately to the shareholders of Miranda Gold Corp. on audits conducted in accordance with Canadian and United States generally accepted auditing standards on consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

December 19, 2005	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

F-ii

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	AUGUST 31
	2005	2004

ASSETS

Current
Cash and cash equivalents	$3,102,849	$1,611,118
Accounts receivable	31,883	8,777
Advances and prepaid expenses	96,828	37,007
	3,231,560	1,656,902

Investment (Note 3)	88,000	88,000
Capital Assets (Note 4)	120,205	59,874
Mineral Properties (Note 5 and Schedule 1)	421,985	197,613
Deferred Exploration Expenditures (Schedule 1)	361,249	198,466
	$4,222,999	$2,200,855

LIABILITIES

Current
Accounts payable and accrued liabilities	$100,706	$46,708

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	10,493,824	7,429,182
Contributed Surplus	1,780,749	939,323
Deficit	(8,152,280)	(6,214,358)
	4,122,293	2,154,147
	$4,222,999	$2,200,855

Approved by the Board of Directors:

“Kenneth Cunningham”	“Dennis Higgs”
Directo	Director

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2005	2004	2003

Expenses
Amortization	$27,597	$11,238	$1,779
Consulting	163,423	83,623	-
Corporate finance services	-	14,675	69,093
Interest and foreign exchange	10,378	6,314	7,960
Investor relations	118,940	159,011	37,038
Office rent, telephone, secretarial and
sundry	190,971	169,381	142,713
Professional fees	77,644	31,625	34,677
Management fees	76,100	60,000	60,000
Property examination costs	126,044	15,713	17,537
Stock based compensation	894,800	801,439	54,148
Travel and business promotion	122,086	141,312	26,487
Transfer agent and regulatory fees	37,655	35,470	28,521
Wages and benefits	171,833	99,018	-
	2,017,471	1,628,819	479,953
Less: Interest income	(47,968)	(13,789)	(2,066)

Loss Before The Following	1,969,503	1,615,030	477,887

Loss On Sale Of Mineral Properties	-	595	-
Mineral Property Option Payments
Received In Excess Of Cost	(68,152)	(8,216)	-
Write Off Of Abandoned Mineral
Properties And Related Exploration
Expenditures	36,571	440,646	34,839

Net Loss For The Year	1,937,922	2,048,055	512,726

Deficit, Beginning Of Year	6,214,358	4,166,303	3,653,577

Deficit, End Of Year	$8,152,280	$6,214,358	$4,166,303

Basic And Diluted Loss Per Share	$(0.08)	$(0.11)	$(0.07)

Weighted Average Number Of Shares
Outstanding	25,684,831	18,082,282	7,868,244

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2005	2004	2003

Cash Flows From Operating Activities
Net loss for the year	$(1,937,922)	$(2,048,055)	$(512,726)
Amortization	27,597	11,238	1,779
Stock based compensation	894,800	801,439	54,148
Loss on sale of mineral properties	-	595	-
Mineral property option payments received in
excess of cost	(68,152)	(8,214)	-
Write off of abandoned mineral properties
and related exploration expenditures	36,571	440,646	34,839

Change In non-cash working capital items:
Accounts receivable	(23,106)	(1,560)	4,694
Prepaid expenses	(59,821)	(9,766)	(16,052)
Accounts payable and accrued liabilities	53,998	22,404	14,661
	(1,076,035)	(791,273)	(418,657)

Cash Flows From Investing Activities
Capital assets	(87,928)	(61,030)	(11,861)
Mineral property option payments received	189,237	135,395	-
Proceeds on sale of mineral properties	-	121,195	-
Mineral properties	(291,331)	(162,149)	(134,126)
Exploration expenditures	(235,180)	(248,980)	(196,716)
	(425,202)	(215,569)	(342,703)

Cash Flows From Financing Activities
Issue of share capital	3,073,110	2,328,210	790,255
Share issue costs	(80,142)	-	(5,750)
	2,992,968	2,328,210	784,505

Increase In Cash And Cash Equivalents	1,491,731	1,321,368	23,145

Cash And Cash Equivalents, Beginning Of
Year	1,611,118	289,750	266,605

Cash And Cash Equivalents, End Of Year	$3,102,849	$1,611,118	$289,750

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Stated in Canadian Dollars)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2005, the Company issued 40,000 share purchase warrants with a fair value of $18,300 pursuant to the mineral property option agreements described in Notes 5(e), 5(f) and 5(o).

During the year ended August 31, 2004, the Company issued 215,000 share purchase warrants with a fair value of $70,020 pursuant to mineral property option agreements described in Notes 5(c), 5(e), 5(f), 5(g) and 5(h).

During the year ended August 31, 2004, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b). During the year ended August 31, 2005, the shares were split three for one, increasing the Company’s shares held to 8,250,000.

During the year ended August 31, 2003, the Company issued 200,000 share purchase warrants with a fair value of $42,819 pursuant to mineral property option agreements described in Notes 5(c), 5(d), 5(e) and 5(f).

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the mineral properties and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V.

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates. Significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, asset retirement obligations and stock based compensation valuations.

	c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days when acquired.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Capital Assets

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment	30%
Computer software	100%
Field equipment	25%
Furniture and fixtures	20%

e)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)	Mineral Properties and Related Deferred Exploration Expenditures

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company’s costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Mineral Properties and Related Deferred Exploration Expenditures (Continued)

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company’s title. Property title may be subject to un- registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

	g)	Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet and on unclaimed losses carried forward. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

	h)	Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Basic and fully diluted loss per share are equal for the years ended August 31, 2005, 2004 and 2003 as outstanding stock options and warrants were all anti-dilutive.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

	j)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

	k)	Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at August 31, 2005, no provision has been made for asset retirement obligations.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Stock Based Compensation

The Company’s Option Plan provides for granting of stock options to directors, officers and employees. The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

3.	INVESTMENT

	2005	2004
8,250,000 common shares of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company). These common shares were subject to a hold period but became tradable under Rule 144 on December 12, 2004, and freely tradable on December 12, 2005. (Market value 2005 - $247,500; 2004 - $715,000).	$88,000	$88,000

4.	CAPITAL ASSETS

		2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Computer equipment and software	$43,376	$15,881	$27,495
Furniture and fixtures	10,110	1,811	8,299
Field equipment	107,333	22,922	84,411

	$160,819	$40,614	$120,205

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

4. CAPITAL ASSETS (Continued)

		2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Computer equipment and software	$24,993	$7,141	$17,852
Furniture and fixtures	4,445	444	4,001
Field equipment	43,453	5,432	38,021

	$72,891	$13,017	$59,874

5.	MINERAL PROPERTIES

	a)	Secret Basin Property, Nevada

On February 18, 1999, the Company had acquired a 100% interest in the Secret Basin Property located in Nevada for US$5,000 and the issuance of 10,000 shares.

During the year ended August 31, 2004, the Company abandoned its interest in the Secret Basin Property.

	b)	Otish Mountains, Quebec

During the year ended August 31, 2002, the Company acquired an option to earn a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in certain mineral properties, located in the Otish Mountains region of Quebec, for consideration of $101,919 and issuance of 330,000 common shares at a price of $0.20 per share.

On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company granted an option to earn a 45% interest in the property to Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Corp.) (“GCOG”) for consideration of $45,000 and 1,500,000 common shares of GCOG.

During the year ended August 31, 2004, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, and 1,250,000 common shares of GCOG at a value of $1,750, and the retention of a 1% net smelter return and gross overriding royalty. The Company abandoned its interests in the remaining properties.

During the year ended August 31, 2005, the GCOG shares were split three for one, increasing the Company’s GCOG shares held to 8,250,000 shares.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	c)	Imperial Mine & Hercules Properties, Nevada

On September 27, 2002 (as amended), the Company entered into an option agreement to earn 100% interest in the Imperial Mine and Hercules Properties located in Nevada for consideration, payable in stages to September 18, 2007, of US$180,000, issuance of 450,000 share purchase warrants and work expenditures of US$650,000. As of August 31, 2004, the Company had paid US$40,000 and issued 150,000 share purchase warrants at a fair value of $30,277.

In addition, the Company had agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25 per share with a fair value of $7,976, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any of the properties in the agreement.

During the year ended August 31, 2004, the Company received US$10,000 as consideration for entering into a letter of intent to joint venture the Hercules Property, abandoned its interest in the Hercules Property and sold its option in the Imperial Mine Property for net proceeds of US$50,000.

	d)	Blackrock & Cold Springs Properties, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in mineral properties located in Nevada for consideration, payable in stages to January 23, 2008, of US$154,000, issuance of 315,000 share purchase warrants and work expenditures of US$455,000. As of August 31, 2004, the Company paid US$14,000 and issued 70,000 share purchase warrants at a fair value of $18,807.

During the year ended August 31, 2004, the Company terminated its option for the Blackrock and Cold Springs Properties.

	e)	Troy Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of August 31, 2005, the Company paid US$9,750 and issued 30,000 share purchase warrants at a fair value of $10,053.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	f)	Redlich Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of August 31, 2005, the Company has paid US$9,750 and issued 30,000 share purchase warrants at a fair value of $10,052.

On March 4, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 65% interest in its Redlich Property for US$165,000 and a work commitment of US$575,000, payable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012. A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study. An additional 10% interest can be earned by completing a positive feasibility study. As of August 31, 2005, the Company has received US$75,000.

	g)	Bald Peak Property, Nevada

On November 19, 2003, the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to November 19, 2010, of US$177,500 and the issuance of 225,000 share purchase warrants. As of August 31, 2005, the Company has paid US$7,500 and issued 25,000 share purchase warrants at a fair value of $14,662.

During the year ended August 31, 2005, the Company terminated its interest in the Bald Peak Property.

	h)	Red Canyon Property, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for mining claims located in Nevada, with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of US$1,626,200 and issuance of 75,000 share purchase warrants. The property can be purchased for $1,000 if all commitments are met. As of August 31, 2005, the Company has paid US$51,200 and issued 75,000 share purchase warrants at a fair value of $34,988.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	h)	Red Canyon Property, Nevada (Continued)

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Canyon Property for US$30,000, a work commitment of US$2.5 million expendable in stages to December 31, 2009 and assuming the mining lease payments. An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum annual expenditures of US$250,000. A joint venture will be formed upon completion of the earn- in period. As of August 31, 2005, the Company has received US$30,000, and US$25,000 as reimbursement for lease payments.

	i)	BPV & CONO Properties, Nevada

On May 27, 2004, the Company entered into two, 20-year mining leases for properties located in Eureka County, Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250 per lease. As of August 31, 2005, the Company has paid US$6,250 per property.

On February 4, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its BPV & CONO Properties for US$355,000 in payments and a work commitment of US$1.5 million, payable in stages to February 4, 2010, and the assumption of the mining lease payments . An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum work commitments of $200,000 annually. An additional 5% interest can be earned by arranging financing of Miranda’s capital requirements for project development. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company has received US$nil. Subsequent to August 31, 2005 US$25,000 was received.

	j)	Coal Canyon Property, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for a property located in Eureka County, Nevada with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250. As of August 31, 2005, the Company has paid US$6,250.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	j)	Coal Canyon Property, Nevada (Continued)

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Coal Canyon Property for US$200,000, receipt of 250,000 common shares of Golden Aria Corp. (a private company), assuming the lease payments and a work commitment of US$1 million payable in stages to March 25, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$15,000.

	k)	Red Hill Property, Nevada

On May 27, 2004 (amended October 15, 2004) the Company entered into a 20-year mining lease for a property located in Eureka County, Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for cash consideration, payable in stages over 20 years, totalling US$906,250. As of August 31, 2005, the Company has paid US$12,500.

On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Hill Property for US$540,000, assuming 50% of the lease payments and a work commitment of US$2 million payable in stages to October 27, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$40,000, and US$9,875 as reimbursement for claim fees.

	l)	Fuse Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Eureka County, Nevada.

	m)	JDW Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Eureka County, Nevada.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	n)	Ettu Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Kobeh Valley, Nevada.

	o)	Horse Mountain Property, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for mining claims located in Lander County, Nevada, with a production royalty of 3.5%, for consideration, payable in stages over 20 years, of US$1,638,560 and issuance of 25,000 share purchase warrants. As of August 31, 2005, the Company has paid US$30,000 and issued 25,000 share purchase warrants at a fair value of $12,300.

	p)	Dame Property, Nevada

During the year ended August 31, 2005, the Company staked certain mining claims in Kobeh Valley, Nevada.

	q)	Iron Point Property, Nevada

During the year ended August 31, 2005, the Company staked certain mining claims in Humboldt County, Nevada.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase for certain mining claims located in Humboldt County, Nevada, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for cash consideration, payable in stages over 20 years, totalling US$462,000. The claims can be purchased outright for cash consideration between US$1 million to US$2 million depending on the price of gold. As of August 31, 2005, the Company has paid US$7,000.

	r)	Angel Wing Property, Nevada

During the year ended August 31, 2005, the Company entered into a 20-year mining lease for certain mining claims located in Elko County, Nevada, with a sliding production royalty between 2.0% to 4.0% depending on the price of gold, for consideration, payable in stages over 20 years, totalling US$1,470,000. As of August 31, 2005, the Company has paid US$35,000.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2003	10,300,760	$5,071,869

Private placement of shares	4,650,000	782,500
Exercise of options – cash	455,000	76,100
Exercise of options – stock option valuation	-	29,103
Exercise of warrants – cash	6,683,625	1,469,610
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, August 31, 2004	22,169,260	7,429,182

Private placement of shares (net of $80,142 issue
costs)	2,900,000	1,949,858
Exercise of options – cash	164,000	39,660
Exercise of options – stock option valuation	-	71,674
Exercise of warrants – cash	3,535,500	1,003,450

Balance, August 31, 2005	28,768,760	$10,493,824

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

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

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

During the year ended August 31, 2005, the Company completed a private placement of 2,900,000 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 per share for a two year period. In addition, a cash payment of $80,142 was paid as commission on the private placement.

	d)	Options Outstanding

As at August 31, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

20,000	$0.14	20,000	December 14, 2006
25,000	$0.65	25,000	July 26, 2007
80,000	$0.20	80,000	September 16, 2007
436,000	$0.27	436,000	June 18, 2008
250,000	$0.23	250,000	November 7, 2008
150,000	$0.35	150,000	December 8, 2008
1,615,000	$0.53	1,615,000	February 9, 2009
1,975,000	$0.71	1,025,000	February 17, 2010
75,000	$0.71	18,750	April 20, 2010

4,626,000

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	d)	Options Outstanding (Continued)

A summary of the changes in stock options for the years ended August 31, 2005 and 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	0.42

Granted	2,050,000	0.71
Exercised	(164,000)	(0.24)

Balance, August 31, 2005	4,626,000	$0.60

e)	Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 20% of the issued and outstanding shares at any point in time. During the year ended August 31, 2005, the Company recorded $894,800 (2004 - $801,439) in stock based compensation for options granted during the year.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	e)	Stock Based Compensation (Continued)

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Risk free interest rate	2.9%	3.1%
Expected life	3	3
Expected volatility	98%	137%
Expected dividend yield	-	-
Weighted average of fair value of options granted	$0.44	$0.38

f)	Warrants

As at August 31, 2005, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

1,241,250	$0.20	November 7, 2005
915,000	$0.23	December 7, 2005
150,000	$0.40	December 11, 2005
25,000	$0.25	January 9, 2006
75,000	$0.37	February 6, 2006
25,000	$0.70	November 23, 2006
2,900,000	$0.90	February 10, 2007

5,331,250

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

f) Warrants (Continued)

The fair value of warrants issued for property acquisition payments was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Volatility	102%	136%
Estimated life	1 years	2 years
Risk free rate	3.2%	3.1%
Dividend yield	-	-

7.	RELATED PARTY TRANSACTIONS

	a)	During the year ended August 31, 2005, the Company paid $76,100 (2004 - $60,000; 2003 - $60,000) to a company controlled by a common director for management of the Company’s affairs.

b)

During the year ended August 31, 2005, the Company paid $84,374 (2004 - $128,321; 2003 - $106,283) to directors or companies controlled by common directors for rent, telephone, secretarial, website, internet and office services.

	c)	During the year ended August 31, 2005, the Company paid $262,038 (2004 - $Nil; 2003 - $Nil) to directors and officers for consulting services or salary.

	d)	During the year ended August 31, 2004, the Company incurred $Nil (2004 - $Nil; 2003 - $61,729) in corporate finance services with an officer of the Company.

	e)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	f)	A director and officer of the Company holds a 10% interest in the properties described in Note 5(i), 5(j) and 5(k).

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

8.	INCOME TAXES The income taxes shown in the Statements of Operations and Deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2005	2004

Expected income tax recovery	$(750,000)	$(690,000)
Temporary differences	163,000	10,000
Effect on change in tax rate	31,000	20,000
Foreign earnings subject to different tax rates	-	13,000
Non-deductible permanent differences	450,000	435,000
Change in valuation allowance	106,000	212,000

Income tax provision	$-	$-

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2005	2004

Non-capital loss carry-forwards	$1,078,000	$867,000
Share issue costs	26,000	6,000
Capital assets	222,000	228,000
Resource deductions	14,000	5,000
Total future assets	1,340,000	1,106,000
Valuation allowance	(1,340,000)	(1,106,000)

Net future income tax asset	$-	$-

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

8.	INCOME TAXES (Continued)

For Canadian income tax purposes, the Company has approximately $73,000 of undeducted expenditures for tax purposes expiring through August 2009 relating primarily to share issue costs, cumulative Canadian exploration and development expenses of approximately $622,000, which can be carried forward indefinitely, and approximately $2,225,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2006	$206,000
2007	134,000
2008	168,000
2009	279,000
2010	429,000
2014	810,000
2015	199,000

$2,225,000

The Company has non-capital loss carry forwards of approximately $721,000 which can be applied to reduce income earned in the United States which expire in 2005.

The ability of the Company to use the losses that expire prior to 2025 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

9.	SUBSEQUENT EVENTS

a)

In September and November, 2005, the Company entered into two exploration agreements with an option to form a joint venture on its Fuse property. The Company will grant a 60% interest in its Fuse Property (Note 5(l)) for total payments of US$278,000 and the reimbursement of US$28,576 in claim location and maintenance fees, and a work commitment of US$1,975,000 payable in stages to September, 2010. An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of US$247,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

9.	SUBSEQUENT EVENTS (Continued)

b)

On September 2, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Horse Mountain Property (Note 5(o)) for US$110,000 and a work commitment of US$2 million payable in stages to December 31, 2009. An additional 10% interest can be earned by incurring minimum annual expenditures of no less than $1 million per year, with an additional 1% earned for each $600,000 expended up to 2015 (70% interest earned for a total of $8,000,000 spent). An additional 5% can be earned by arranging or providing post-feasibility financing for Miranda’s share of development of the project. The joint venture will be formed upon completion of the earn-in period.

	c)	Subsequent to August 31, 2005, the Company staked certain mining claims in Humboldt County, Nevada, known as the Poverty Peak Property.

d)

Subsequent to August 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each full warrant is exercisable to purchase an additional common share at $1.15 per share for a period of two years. $48,060 was paid and 60,000 units were issued as finder’s fees pursuant to the private placement.

	e)	Subsequent to August 31, 2005, 2,259,250 warrants were exercised for proceeds totaling $516,900, and 541,000 options were exercised for proceeds totaling $156,770.

	f)	Subsequent to August 31, 2005, the Company granted 95,000 stock options to consultants at a price of $1.18 per common share, expiring on October 18, 2010.

	g)	Subsequent to August 31, 2005, the Company sold 575,609 common shares in Gulf Coast Oil & Gas (Note 4) for proceeds of US$44,415.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
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

	2005	2004	2003

Net loss in accordance with Canadian
GAAP	$(1,937,922)	$(2,048,055)	$(512,726)
Deduct:
Mineral property costs capitalized
in the year and not written-down	(309,631)	(182,211)	(176,945)
Deferred exploration expenditures
capitalized in the year and not
written-down	(230,301)	(196,135)	(196,716)
Add:
Mineral property option payments
received and credited against
capitalized acquisition cost	121,085	59,143	-
Mineral property costs written off in
the period that would have been
expensed in a prior period	24,505	280,242	34,839
Deferred exploration costs written
off in the period that would have
been expensed in a prior period	7,187	335,429	-
Stock based compensation related
to employee stock options
granted during the year	629,258	700,053	-

Net loss in accordance with US GAAP	$(1,695,819)	$(1,051,534)	$(851,548)

	2005	2004	2003
Net loss per share - US GAAP	$(0.07)	$(0.06)	$(0.11)
Weighted average shares outstanding
- US GAAP	25,684,831	18,082,282	7,868,244

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued) Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003

Cash flows from operating activities
Net loss in accordance with US
GAAP	$(1,695,819)	$(1,051,534)	$(851,548)

Adjustments to reconcile loss to net
cash used by operating activities
Amortization	27,597	11,238	1,779
Shares issued for other than cash
(Note 5(b))	18,300	-	-
Warrants issued for other than cash
(Note 5(c), (d), (e) and (f))	-	70,020	42,819
Stock based compensation	265,542	101,386	54,148
Acquisition of investments for non
cash proceeds (Note 5(b))	-	(88,000)	-

Change in non-cash working capital
items:
Accounts receivable	(23,106)	(1,560)	(4,694)
Prepaid expenses	(59,851)	(9,766)	(16,052)
Accounts payable	53,998	22,404	(14,661)
	(1,413,309)	(945,812)	(749,499)

Cash flows from investing activities
Capital assets	(87,928)	(61,030)	(11,861)

Cash flows from financing activities
Issue of share capital	3,073,110	2,328,210	790,255
Share issue costs	(80,142)	-	(5,750)
Special warrant subscriptions
received	-	-	-
Loan payable	-	-	-
	2,992,968	2,328,210	784,505

Increase in cash	$1,491,731	$1,321,368	$23,145

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2005	2004	2003
Shareholders’ equity - Canadian GAAP
	$4,122,293	$2,154,147	$1,002,533
Mineral properties and deferred
exploration expenditures (i)	(783,234)	(396,079)	(692,547)
Unrealized gains on available for sale
securities (ii)	159,500	627,000	-

Shareholders’ equity – US GAAP	$3,498,559	$2,385,068	$309,986

	2005	2004
Mineral properties and deferred exploration expenditures
– Canadian GAAP	$783,234	$396,079
Mineral properties and deferred exploration expenditures
expensed per US GAAP	(783,234)	(396,079)
Mineral properties and deferred exploration expenditures
– US GAAP	$-	$-

i)	Mineral Property Interests and Exploration Expenditures

Under Canadian GAAP, companies have the option to capitalize mineral property acquisition costs and exploration expenditures until such time as it is determined that further work is not warranted, at which point deferred property costs would be written off. In accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, the Company has capitalized mineral property acquisition costs for United States GAAP. Exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At the Company’s current stage of exploration no economically recoverable reserves have been identified on any of its properties. Accordingly, under US GAAP, all mineral property acquisition costs have been capitalized and written down and all exploration costs are expensed as they are incurred.

ii)	Investments

The Company has no held-to-maturity debt securities or trading securities. The Company’s investments are classified as available-for-sale investments and carried at cost for Canadian GAAP purposes. For US GAAP purposes, holding gains and losses are reported as a separate component of shareholders equity until realized.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	iii)	Stock Based Compensation

Effective September 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) accounting standard in respect of stock based compensation, whereby the estimated fair value of non-cash, stock based payments to non-employees and direct awards of stock to employees is recorded as an expense using the fair value based method. For all other non-cash stock-based employee compensation awards the Company used the permitted intrinsic value based method, which recognized compensation cost for awards to employees only when the market price exceeds the exercise price at the date of grant, but pro-forma disclosure of the loss and loss per share was required as if the fair value method has been adopted. In September 2003 the CICA issued an amendment to the accounting standard requiring companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard effective September 1, 2003, in accordance with the early adoption provisions of the new standard. Under United States GAAP the Company accounts for all stock options granted to non-employees using the fair value method of accounting. In respect of stock options granted to employees and directors the Company uses the intrinsic value-based method to measure compensation expense only when the market price exceeds the exercise price at the date of grant. Had the Company elected to recognize stock-based compensation based on the estimated fair value of stock options granted, results would have been as follows:

August 31, 2005
Loss for the year –	US GAAP	$(2,325,077)
Loss per share		(0.09)

August 31, 2004
Loss for the year –	US GAAP	(1,751,587)
Loss per share		(0.10)

August 31, 2003
Loss for the year –	US GAAP	(1,000,638)
Loss per share		(0.13)

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	iv)	Cumulative Since Inception Disclosure

The Company has opted to not report such information for Canadian reporting and For US GAAP purposes, the Company is considered an exploration stage company. Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information. Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

	v)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS123(R)”), which is a revision of SFAS 123, SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. For United States GAAP purposes, the Company will adopt the fair value policy on a modified prospective bases commencing December 15, 2005.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	vi)	Recent Accounting Pronouncements (Continued)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditionals Asset Retirement Obligations” (“FIN 47”), which states that a company must recognized a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, “Accounting for Asset Retirement Obligations”, and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by the Company beginning December 1, 2005. The adoption of this interpretation is not expected to have a material effect on the Company’s financial condition or results of operations.

Schedule 1

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

YEARS ENDED AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Down Of	August 31	August 31		Expense	Payments	Down Of	August 31
	2004	Costs	Received	Interests	2005	2004	Additions	Reimbursements	Received	Interests	2005

Imperial Mines &
Hercules
Properties (c)	$-	$-	$-	$-	$-	$-	$4,678	$-	$-	$(4,678)	$-
Troy Property (e)	15,403	7,649	-	-	23,052	27,305	14,812	-	-	-	42,117
Redlich Property (f)	-	7,649	(7,649)	-	-	-	6,928	-	(1,531)	-	5,397
Bald Peak Property
(g)	24,505	-	-	(24,505)	-	7,187	201	-	-	(7,388)	-
Red Canyon
Property (h)	69,371	-	(35,883)	-	33,488	44,968	14,753	(6,502)	(35,434)	-	17,785
BPV Property (i)	8,611	-	-	-	8,611	7,050	833	-	-	-	7,883
CONO Property (i)	8,611	-	-	-	8,611	11,968	779	-	-	-	12,747
Coal Canyon
Property (j)	8,611	-	(8,611)	-	-	10,493	32,529	-	(9,929)	-	33,093
Red Hill Property (k)	8,612	7,525	(8,611)	-	7,526	14,952	1,124	(2,639)	(13,437)	-	-
Fuse Property (l)	33,549	29,793	-	-	63,342	46,500	9,450	-	-	-	55,950
JDW Property (m)	13,826	7,891	-	-	21,717	16,331	4,269	-	-	-	20,600
ETTU Property (n)	6,514	19,411	-	-	25,925	11,712	7,106	-	-	-	18,818
Horse Mountain
Property (o)	-	48,183	-	-	48,183	-	74,981	-	-	-	74,981
Dame Property (p)	-	72,584	-	-	72,584	-	51,366	-	-	-	51,366
Iron Point Property
(q)	-	66,806	-	-	66,806	-	19,771	-	-	-	19,771
Angel Wing
Property (r)	-	42,140	-	-	42,140	-	741	-	-	-	741

Total	$197,613	$309,631	$(60,754)	$(24,505)	$421,985	$198,466	$244,321	$(9,141)	$(60,331)	$(12,066)	$361,249

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

YEARS ENDED AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
			Option					Option
			Payments					Payments
	Balance		Received/	Write	Balance	Balance		Received/	Write	Balance
	August 31	Acquisition	Proceeds	Down Of	August 31	August 31		Proceeds	Down Of	August 31
	2003	Costs	On Sale	Interests	2004	2003	Additions	On Sale	Interests	2004

Secret Basin Property (a)	$16,908	$-	$-	$(16,908)	$-	$201,432	$-	$-	$(201,432)	$-
Otish Mountains
Property (b)	197,919	-	(145,997)	(51,922)	-	26,582	39,766	(45,791)	(20,557)	-
Imperial Mine & Hercules
Properties (c)	39,623	36,134	(38,150)	(37,607)	-	71,600	19,058	-	(90,658)	-
Blackrock & Cold Springs
Properties (d)	39,618	-	-	(39,618)	-	35,814	6,887	-	(42,701)	-
Troy Property (e)	8,489	6,914	-	-	15,403	17,948	9,357	-	-	27,305
Redlich Property (f)	8,490	6,913	(15,403)	-	-	28,124	15,617	(43,741)	-	-
Bald Peak Property (g)	-	24,505	-	-	24,505	-	7,187	-	-	7,187
Red Canyon Property (h)	-	69,371	-	-	69,371	-	44,968	-	-	44,968
BPV Property (i)	-	8,611	-	-	8,611	-	7,050	-	-	7,050
CONO Property (i)	-	8,611	-	-	8,611	-	11,968	-	-	11,968
Coal Canyon Property (j)	-	8,611	-	-	8,611	-	10,493	-	-	10,493
Red Hill Property (k)	-	8,612	-	-	8,612	-	14,952	-	-	14,952
Fuse Property (l)	-	33,549	-	-	33,549	-	46,500	-	-	46,500
JDW Property (m)	-	13,826	-	-	13,826	-	16,331	-	-	16,331
ETTU Property (n)	-	6,514	-	-	6,514	-	11,712	-	-	11,712

Total	$311,047	$232,171	$(199,550)	$(146,055)	$197,613	$381,500	$261,846	$(89,532)	$(355,348)	$198,466

ITEM 18                  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19                  EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005 (2)
1.2	Notice of Alteration filed September 22, 2005 (2)
1.3	Articles (2)
10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (1)

10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (1)
10.6	On March 4, 2004 the Company entered into an exploration with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (2)
10.7	On October 13, 2004 the Company entered into an exploration with an option to form a joint venture on the Red Canyon project with Newmont Mining Corporation (2)
10.8	On April 6, 2005 (amended April 8, 2005) the Company entered into an into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp. (2)
10.9	In April 2005 the Company signed a letter of intent to joint venture its BPV and CONO projects with Agnico-Eagle (USA), Ltd. (2)
10.10	On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Horse Mountain Property with Barrick Gold Exploration Inc. (2)
10.11	In October 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Fuse East Project with Placer Dome U.S., Inc. (2)
10.12	On October 27, 2005 the Company entered into a Mining Lease Agreement on the Angel Wing Property (2)
10.13	On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration with an option to form a joint venture on the Red Hill project with Placer Dome U.S. Inc. (2)
10.14	In November 2005, the Company signed an exploration with an option to form a joint venture on the Fuse West project with Placer Dome U.S., Inc. (2)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (2)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (2)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 20, 2004;

(2)	Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By:	“Aileen Lloyd”

Aileen Lloyd, Corporate Secretary

Date: March 13, 2006

EXHIBIT INDEX

Exhibit	Exhibit Description
Number

1.1	Transition Application and Notice of Articles effective September 22, 2005 (2)

1.2	Notice of Alteration filed September 22, 2005 (2)

1.3	Articles (2)

10.6	On March 4, 2004 the Company entered into an exploration with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (2)

10.7	On October 13, 2004 the Company entered into an exploration with an option to form a joint venture on the Red Canyon project with Newmont Mining Corporation (2)

10.8	On April 6, 2005 (amended April 8, 2005) the Company entered into an into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp.(2)

10.9	In April 2005 the Company signed a letter of intent to joint venture its BPV and CONO projects with Agnico-Eagle (USA), Ltd. (2)

10.10	On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Horse Mountain Property with Barrick Gold Exploration Inc.(2)

10.11	In October 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Fuse East Project with Placer Dome U.S., Inc. (2)

10.12	On October 27, 2005 the Company entered into a Mining Lease Agreement on the Angel Wing Property (2)

10.13	On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration with an option to form a joint venture on the Red Hill project with Placer Dome U.S. Inc. (2)

10.14	In November 2005, the Company signed an exploration with an option to form a joint venture on the Fuse West project with Placer Dome U.S., Inc. (2)

12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (2)

12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (2)

13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)