Form 20-F
period 2006-08-31
MIRANDA GOLD CORP
filed 2007-02-20
CIK 942149

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-27760

MIRANDA GOLD CORP.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or organization)

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

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

36,266,510 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   [   ]

No   [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   [X]

No   [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer    [   ]

Accelerated filer    [   ]

Non-accelerated filer   [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes   [   ]

No   [X]

Table of Contents

PART I

GLOSSARY OF TERMS

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3

KEY INFORMATION

8

A.

 SELECTED FINANCIAL DATA

8

B.

 CAPITALIZATION AND INDEBTEDNESS

10

C.

 REASONS FOR THE OFFER AND USE OF PROCEEDS

10

D.

 RISK FACTORS

10

ITEM 4

INFORMATION ON THE COMPANY

13

A.

 HISTORY AND DEVELOPMENT OF THE COMPANY

13

B.

 BUSINESS OVERVIEW

16

C.

 ORGANIZATIONAL STRUCTURE

17

D.

 PROPERTY

17

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

A.

 OPERATING RESULTS

30

B.

 LIQUIDITY AND CAPITAL RESOURCES

31

C.

 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

32

D.

 TREND INFORMATION

32

E.

 OFF-BALANCE SHEET ARRANGEMENTS

32

THE COMPANY DOES NOT HAVE ANY OFF-BALANCE SHEET ARRANGEMENTS.

32

F.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

33

G.

SAFE HARBOR

33

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

A.

 DIRECTORS AND SENIOR MANAGEMENT

33

B.

 COMPENSATION

36

C.

 BOARD PRACTICES

38

D.

 EMPLOYEES

41

E.

 SHARE OWNERSHIP

41

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

44

A.

MAJOR SHAREHOLDERS

44

B.

 RELATED PARTY TRANSACTIONS

45

C.

 INTERESTS OF EXPERTS AND COUNSEL

45

ITEM 8

FINANCIAL INFORMATION

45

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

45

B.

SIGNIFICANT CHANGES

46

1

ITEM  9

THE OFFER AND LISTING

46

A.

OFFER AND LISTING DETAILS

46

B.

 PLAN OF DISTRIBUTION

47

C.

 MARKETS

48

D.

 DILUTION

48

E.

 EXPENSES OF THE ISSUE

48

ITEM 10

ADDITIONAL INFORMATION

48

A.

 SHARE CAPITAL

48

B.

 MEMORANDUM AND ARTICLES OF ASSOCIATION

48

C.

 MATERIAL CONTRACTS

49

D.

 EXCHANGE CONTROLS

50

E.

 TAXATION

52

F.

 DIVIDENDS AND PAYING AGENTS

58

G.

 STATEMENT BY EXPERTS

58

H.

 DOCUMENTS ON DISPLAY

58

I.

 SUBSIDIARY INFORMATION

58

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

58

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

58

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

58

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

58

ITEM 15

CONTROLS AND PROCEDURES

59

ITEM 16

[RESERVED]

59

A

 AUDIT COMMITTEE FINANCIAL EXPERT

59

B

 CODE OF ETHICS

60

C

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

60

D

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

61

E

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

61

ITEM 17

FINANCIAL STATEMENTS

61

ITEM 18

FINANCIAL STATEMENTS

61

ITEM 19

EXHIBITS

62

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

 * The Company has responded to Item 17 in lieu of responding to this Item

2

Glossary of terms

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Allocthon	Rocks that have been moved a long distance from their original place of deposition by some tectonic process, generally related to thrust faulting or gravity sliding.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system

A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone.  This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council on November 14, 2004.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dike

A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few centimeters to many tens of meters in thickness and may extend for several kilometers.

Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
Fault(s)	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants
Geological mapping

A means of producing graphical images in plan (a map) of  the geology (rock and fault contacts and alteration especially) of an area of interest.

Usually some method of survey control is used for accurate plotting of geologic features.

Geophysics

Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.

Gravity highs

Gravity measures the relative density of earth materials. Gravity highs are relatively high density responses in gravity (geophysical) surveys. In gravel covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows are inferred as more deeply buried rocks.

Hectare	A square of 100 meters on each side, or 2.471 acres.
Horst	An elongate block of up faulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization
Low sulfidation

A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive.  Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, prominent faults and guide drilling targets in pediment areas.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Probable Mineral Reserve:  Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of the Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant facators that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve:  Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Net Profit Interest	Percent of profit earned after all costs to produce and market the commodity.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery
Opt	Ounces per ton.

Option agreement

An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor or by exploring, developing, or producing from the optionor’s property.

Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Oxide

Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

Pathfinder	Trace elements associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment

Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels.  They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.

Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Stockwork	A large number of cross-cutting veins and veinlets.

Stike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of an orebody or zone of mineralization.
Sulphide	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, begining about 65 million years ago.
3D modeling

The relatively new use of computer software that creates a view of a geologic interpretation (or model) that can be viewed and manipulated in three dimensions.  3d modeling allows a more precise understanding of a geology  of an area than two dimensional methods.

Tons	Dry short tons (2,000 pounds)
Tonne	1.102 tons (2,204 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following financial information has been extracted from the Company’s consolidated financial statements for the years indicated and is expressed in Canadian dollars.  The information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources,” and the consolidated financial statements of the Company filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended August 31.

For the Year Ended August 31

	2006	2005	2004	2003	2002
	$	$	$	$	$
Operating Revenue – Mineral property option payments received in excess of cost	66,847	68,152	8,216	-	-
Loss for the year	1,725,624	1,937,922	2,048,055	512,726	278,800
Loss per share – basic and diluted	(0.05)	(0.08)	(0.11)	(0.07)	(0.12)
Total assets	7,427,053	4,222,999	2,200,855	1,026,837	643,430
Total liabilities	89,157	100,706	46,708	24,304	9,643
Working capital	6,454,957	3,130,854	1,610,194	299,904	280,062
Net assets	7,337,896	4,122,293	2,154,147	1,002,533	633,787
Capital stock	15,528,015	10,493,824	7,429,182	5,071,869	4,140,114
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	33,991,092	25,684,831	18,082,282	7,868,244	2,257,437

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.  For information about significant differences between Canadian and United States GAAP as applicable to the Company’s financial statements, see Note 11 to the consolidated financial statements.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	2006	2005	2004	2003	2002
	$	$	$	$	$
Loss for the year	1,718,049	1,695,819	1,051,534	851,548	416,235
Loss per share – basic and diluted	(0.05)	(0.07)	(0.6)	(0.11)	(0.18)
Total assets	6,651,394	3,439,765	2,596,934	1,719,384	997,155
Total liabilities	89,157	100,706	46,708	24,304	9,643
Working capital	6,454,957	3,130,854	1,610,194	299,904	280,062
Net assets	6,562,237	3,339,059	2,550,226	1,695,080	987,512
Capital stock	15,528,015	10,493,824	7,429,182	5,071,869	4,140,114
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	33,991,092	25,684,831	18,082,282	7,868,244	2,257,436

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2006, August 31, 2005, August 31, 2004, August 31, 2003, and August 31, 2002, the average rates for the period, and the range of high and low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
For the Year Ended August 31, 2006	$1.15	$1.20	$1.09	$1.11
For the Year Ended August 31, 2005	$1.25	$1.33	$1.17	$1.18
For the Year Ended August 31, 2004	$1.33	$1.40	$1.26	$1.31
For the Year Ended August 31, 2003	$1.46	$1.60	$1.33	$1.39
For the Year Ended August 31, 2002	$1.56	$1.61	$1.50	$1.56

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	July, 2006	August, 2006	September, 2006	October, 2006	November, 2006	December, 2006
High	$1.15	$1.14	$1.13	$1.14	$1.15	$1.17
Low	$1.11	$1.10	$1.10	$1.11	$1.13	$1.14

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.1681 as of January 15, 2007.

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

Exploration Funding partner and Joint Venture Risks

The Company holds its mineral properties directly or through mineral leases.  The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development by way of exploration agreements with options to joint venture. The Company’s interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company 's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

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

Dependence on Key Personnel

Our success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants. The loss of the services of our senior management or key personnel could have a material and adverse effect on the Company and our business and results of operations.

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We or our joint venture partners contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Company and our business and results of operations and result in us failing to meet our business objectives.

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

Fluctuations in foreign currency exchange rates may increase the Company’s operating expenditures

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars.  As a result, the Company’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

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

The Company's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures/divestitures over the last three fiscal years

Fiscal year ended August 31, 2004

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property located in Nevada.

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (“Newcrest”)

On May 13, 2004 the Company entered into a mining lease and option to purchase agreement for the Sampson property as part of its then active Hercules Project.

On May 27, 2004, the Company entered into two twenty (20) year lease agreements with Nevada North Resources (U.S.A.), Inc. (“Nevada North”), for four properties along the south extension of the Cortez Trend. The properties include claims at Red Hill, Coal Canyon, the BPV property in the Cortez Mountains and the CONO property in the Horse Creek Valley area. On October 15, 2004 the lease agreement was divided into four separate property leases.

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

During fiscal year the Company staked the Fuse Property comprised of unpatented lode mining claims covering approximately six square miles in Pine Valley, Eureka County, Nevada.

During the fiscal year the Company terminated its interests in the Blackrock and Cold Springs properties.

Fiscal year ended August 31, 2005

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture on the Red Canyon property with Newmont Mining Corporation (“Newmont”).

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture on the Red Hill project with Barrick Gold Corp. (formerly Placer Dome US Inc.) (“Barrick”)

On November 23, 2004 the Company entered into a 20-year mining lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada.

In December, 2004 the claims comprising the ETTU property were re-staked along with additional contiguous claims increasing the size of the ETTU project.

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the BPV and CONO projects with Agnico-Eagle (USA) Ltd. (“Agnico-Eagle”).

In February 2005 the Company announced that it had staked the Dame Property claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

In February 2005 the Company announced that it had staked claims in the Iron Point District in Humboldt County, Nevada.

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp.(“Golden Aria”).

In May, 2005 Miranda signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada with Barrick.

In June, 2005 the Company leased the MIP claims to augment its position in the Iron Point District.

Fiscal year ended August 31, 2006

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Horse Mountain project with Barrick.

On September 28, 2005 (amended April 25, 2006), the Company signed an exploration agreement with an option to form a joint venture on the Fuse East property with Barrick.

In September 2005 the Company staked claims on northern projections of the veins system at Angel Wing.

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On October 27, 2005 the Company leased additional claims comprising the Angel Wing property located in Elko County, Nevada.

On November 15, 2005, the Company signed an exploration agreement with an option to form a joint venture with Barrick on its Fuse West project.

By January 2006 the Company terminated the option agreement to earn a 100% interest in the Troy property as the Company was unsuccessful in finding a partner to fund an exploration program.

In April 2006 the Company staked additional claims for the Iron Point project.

On April 10, 2006 Newmont terminated its option to form a joint venture with the Company on the Red Canyon Property.

On May 8, 2006 the Company terminated the option agreement for the Sampson property.

On July 12, 2006 the Company signed a letter agreement, replaced by a definitive agreement on October 12, 2006 with Romarco Minerals Inc. (“Romarco”) to earn an interest in the Red Canyon property.

During the fiscal year 2006 the Company allowed the JDW claims to lapse.

Subsequent to Fiscal year ended August 31, 2006

Effective November 30, 2006 Agnico-Eagle terminated its option to earn an interest in the Company’s BPV and CONO properties.

On November 22, 2006 the Company signed a letter agreement to be replaced by a definitive agreement with White Bear Resources, Inc. (“White Bear”) to earn an interest in the Company’s Iron Point property.

In November 2006 the Company announced that it had staked claims (6.1 square miles) at the Lookout property in Tooele County, Utah.

On December 19, 2006 the Company amended its mining lease to acquire mining claims for the Angel Wing property so that the number of claims being acquired has been increased and the Company now has the option to buy up to two percentage points of the NSR for USD$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

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

Management History

On February 1, 2006 Doris Meyer, C.G.A. was appointed as Chief Financial Officer of the Company.

On April 11, 2006 Steven Koehler was appointed as the Company’s Senior Project Geologist.  Mr. Koehler has over sixteen years of experience on the Battle Mountain-Eureka and Carlin gold trends of Nevada.

On June 1, 2006 Fiona Grant was hired to handle the Company’s investor and shareholder relations programs on a full time basis.

On June 1, 2006 Aileen Lloyd resigned from the Board of Directors and as Corporate Secretary of the Company.  Doris Meyer was appointed as Chief Financial Officer and Corporate Secretary.

On August 10, 2006 G. Ross McDonald joined the Board of Directors and was appointed Chairman of the Audit Committee.  Mr. McDonald holds a Bachelor of Commerce degree from the University of British Columbia and has been a registered Chartered Accountant since 1968.

B.

Business Overview

The Company is in the natural resource sector engaged in the acquisition, exploration and, if warranted by the results of a final feasibility study, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development.

Presently the Company has 15 gold exploration projects in various stages of exploration. All but one of the projects is in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County.

The newly staked Lookout property is in Tooele County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing its efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects.  The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment-hosted generative program to the Battle Mountain-Eureka Trend.

Based on Nevada sediment-hosted gold experience, the Company geologists believe sediment-hosted gold opportunities exist in Utah. The Lookout property is within the eastern Great Basin province, an area hosting economic, sediment-hosted gold deposits such as Mercur, Barney’s Canyon, and Melco.  The Company’s expansion strategy into Utah is to identify early-stage, sediment-hosted gold opportunities in under explored terrains.  The Company geologists believe the Lookout property meets these criteria.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, continuing to raise financing to fund its exploration activities.

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

Schedule 1 to the consolidated financial statements of the Company provides the details of acquisition and exploration expenditures on each of the Company’s mineral properties funded by the Company.

MIRANDA GOLD
CORP.
Angel Wing
PPM
Carlin Trend
Iron Point
Battle Mountain
Eureka Trend
Lookout
Cortez Trend
Properties
Redlich
Legend
Miranda Projects Actively JV'd
Seeking JV Partner
0 25 50 100 Miles
N
W
E
S

Properties under third-party exploration funding agreements

The Red Hill, Redlich, Red Canyon, Fuse (East and West), Coal Canyon, Horse Mountain and Iron Point projects are under exploration funding agreements to other companies.

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the lease requires advance annual royalty payments starting at USD$12,500 in year one and increasing to USD$60,000 by year ten and each year thereafter for a total of USD$906,250.

Kenneth Cunningham, a director and officer of the Company holds a 10% interest in this property through a prior association with Nevada North.

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Barrick. Barrick will earn a 60% interest in the Red Hill Property on completion of the payment of USD$540,000 to the Company and USD$2,000,000 expenditures expendable in stages to October 27, 2010 on the property.  Thereafter, Barrick, can earn an additional 10% interest by completing a bankable feasibility study within five years.  A joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Barrick arrange the Company’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’ share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Barrick was obligated and did expend USD$100,000 prior to October 27, 2005.  This work consisted of drilling one hole to a depth of 940 feet.  The hole did not reach lower-plate targets and did not encounter any significant mineralization. To meet 2006 obligations Barrick paid the Company USD$25,000 and drilled 2 holes.  On December 5, 2006 the Company announced the assay results from these 2 holes. Hole BRH-013 intersected 45 feet of 0.237 oz Au/t between 1,920 feet and 1,965 feet. This interval lies within a longer, lower-grade mineralized zone. Mineralization is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium.  These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

 The mineralized intervals for the holes are shown in the following table:

Hole Number	Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)

BRH-12	No Significant Assays

BRH-013	1920-2000	80	0.146	24.4	4.987
Includes	1920-1965	45	0.237	13.7	8.105

Reported grades are based on the average of original assays, check assays and duplicates.

The second drill hole, BRH-012, located approximately 1,900 feet west of hole BRH-013 intersected several zones of altered and oxidized lower-plate carbonate rocks with elevated levels of arsenic and other trace elements. Gold values in hole BRH-012 are not significantly anomalous.  Both holes were drilled to a depth of 2,200 feet.

Based on the encouraging results Barrick is currently drilling 2 offset holes adjacent to BRH-013.

The Red Hill project comprises 79 lode mining claims that are located in the JD Window of the northeast Simpson Park Range. These claims cover the eastern margin of the lower-plate Paleozoic carbonate rocks within the window. Extensive hydrothermal activity has caused clay alteration, decalcification, widespread iron oxide staining and silicification. The JD window is one of a belt of several lower plate carbonate windows that extend 30 miles through the Shoshone, Cortez and Simpson Park Ranges and fall within a projection of the Cortez Trend.

Redlich Property, Esmeralda County, Nevada

By an agreement dated January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) the Company entered into an option agreement with Gerald W. Baughman to earn a 100% interest in the Redlich mineral property for consideration, payable in stages to January 23, 2008 of USD$33,000, the issuance of 67,500 share purchase warrants and work expenditures of USD$97,500.  The Redlich Property is subject to a 3% Net Smelter Return (“NSR”) royalty. Upon completion of a “bankable feasibility” study, the Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest.  Newcrest can earn a 65% interest in the Redlich Property by paying the Company USD$165,000 in stages and completing a work commitment of USD$575,000, expendable in stages to January 23, 2008, with a minimum work commitment of USD$200,000 per year thereafter until USD$1.8 million has been expended by

2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  Newcrest can earn an additional 10% interest by completing a positive feasibility study, and up to an 80% interest, at the Company’s election, by providing half of the Company’s portion of the development costs.

Newcrest completed its third campaign of drilling on the Company’s Redlich project in the current fiscal year.

Newcrest’s 15 hole, 10,975 foot drill program focused on better defining and extending known mineralization.

Results were announced by the Company on September 27 and November 15, 2006.

Redlich 2006 drilling highlights

Hole Number	Interval (feet)	Length (feet)	Grade (oz Au/t)	Length (meters)	Grade (g Au/t)
R76	575-580	5	0.603	1.52	20.700
R84	275-280	5	0.440	1.52	15.100
R77	155-215	60	0.043	18.30	1.470
R77, including	160-165	5	0.375	1.50	12.850
R90	140-145	5	0.139	1.5	4.77

The Company updated a three-dimensional computer model with the 2006 drill information to illustrate possible vein trends.  Four inclined holes (R-77, R-73, R-1 and R-84) with intercepts 0.25 oz Au/t (8.6 g Au/t.) or greater infer the existence of a north 30 degree west-striking and 80 degree northeast-dipping “vein” zone.  This “vein” zone appears continuous along 1,230 feet (375 meters) of strike and remains open to the northwest and southeast and at depth.  The southeast projection of this “vein” zone is noteworthy because only three holes test a 3,940 foot (1,200 meters) distance between holes R-84 and R-43.  Both of these holes intersect gold mineralization including 5 feet of 0.44 oz Au/t (15.07 g Au/t) in R-84 and 5 feet of 1.35 oz Au/t (1.5m of 46.3 g Au/t) in R-43.

The 3D model also outlines a 985 foot east-west (300 meter) by 1,230 foot north-south (375 meter) envelope of >0.01 oz Au/t (0.340 g Au/t) mineralization surrounding the higher-grade “vein” zone.  This gold mineralization remains open to the west, southeast and south.  The potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource.

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet.  This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 ounce gold per ton over 5 feet.  Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 oz Au/t in R43, and 15 feet of 0.330 ounce gold per ton in R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

Newcrest has now completed 61 drill holes totaling 37,564 feet (11,450 meters) on the project.  This third drill campaign continued to focus on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated or stockwork gold surrounding the high grade veins.  These results continue to verify the presence of both styles of gold mineralization.

The Redlich project is located along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems.  Banded quartz, noted in surface exposures of Tertiary gravels, is found over an area of approximately 100 acres but the source of this mineralization is unknown. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk tonnage stockwork mineralization.

Red Canyon Project, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property with Red Canyon Corporation with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of USD$1,626,200 and the issuance of 75,000 share purchase warrants.  The property can be purchased for $1,000, subject to a retained royalty, if all commitments are met.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below USD$300 per ounce; 4% if the price of gold is between USD$300 and USD$400 per ounce; and 5% if the price of gold is over USD$400 per ounce.  The Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont. Newmont paid the Company USD$30,000 at the time of signing the agreement and Newmont incurred USD$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

On July 13, 2006 the Company signed a binding Letter of Intent with Romarco whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.   A definitive agreement was signed October 12, 2006.

Under the terms of the agreement Romarco can earn a 60% interest by spending USD$3,000,000 over five years and delivering 250,000 common shares of Romarco to the Company. A work expenditure of USD$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study.  Romarco delivered the Company 250,000 common shares of Romarco on January 15, 2007.

The Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold’s Tonkin Springs property on the south and covers an erosional “window” that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery.

In 2005, Newmont completed geologic mapping, reinterpretation of geophysical data, 3-D modeling and a gas geochemical survey, followed by 13,115 feet of reverse-circulation drilling in 11 holes. The Company was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to ultimately make the decision to terminate the venture agreement.

BPV, CONO, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases with Nevada North for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the BPV and CONO leases each require advance annual royalty payments starting at USD$6,250 in year one and increasing to USD$50,000 by year ten and each year thereafter for a total of USD$706,250 per lease.

Kenneth Cunningham, a director and officer of the Company holds a 10% interest in these two properties through a prior association with Nevada North.

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle. Agnico-Eagle could have earned a 60% interest in its BPV and CONO properties on paying the Company a total of USD$355,000 (USD$55,000 received) and on expending USD$1,500,000 (incurred at least USD$50,000) within five years. Agnico-Eagle terminated the option effective November 30, 2006 and the Company may seek a new funding partner or terminate the lease prior to May 27, 2007.

On April 11, 2006 the Company reported geophysical survey results from Agnico-Eagle on the CONO and BPV projects. Agnico-Eagle completed 14 line kilometers of Magneto Telluric survey on two lines.  The survey was designed to identify basement depths, prominent faults and guide drill targeting in pediment areas.  The original survey also called for collection of IP data; however this survey was abandoned due to coupling problems in conductive ground.  The Magneto Telluric results were integrated with gravity and drilling data to guide initial geologic interpretations.

Geophysical data indicate the pediment gravels are 400 to 1,600 feet thick and they thin eastward onto the CONO project.  At CONO, the thinner gravel cover corresponds with a northwest-striking gravity high. Two previous drill holes near the gravity high indicate this response is mapping prospective lower-plate carbonate rocks.  Agnico-Eagle drill tested this area in 2006.  At BPV, geophysical data illustrate a zone of high resistivity in high angle contact with a lower resistivity zone.  This relationship may reflect a horst of prospective lower-plate carbonate in fault contact with upper-plate rocks.

By November, 2006 Agnico-Eagle had completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

Agnico-Eagle terminated its option to earn an interest in the BPV and CONO properties from the Company effective November 30, 2006.  The Company will evaluate project data in order to determine the next phase of this project.

CONO and BPV are three miles south of the Cortez Joint Venture's ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property.  The projects occur within a west-northwest structural projection of fault-controlled gold mineralization.  Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto the Company properties.

Fuse (East and West), Eureka County, Nevada

During the year ended August 31, 2004, the Company staked the Fuse East and West claim group covering approximately six square miles in Pine Valley.

On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.  Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of USD$278,000 in payments to the Company and completion of USD$1,975,000 expenditures on the properties. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.  The agreement terms were amended on April 25, 2006 so that the 2006 work obligation of USD$175,000 was deferred into 2007.

The Fuse claims were staked in alluvial cover over gravity highs.  Interpretation of the gravity data suggests that bedrock is relatively shallow. Several prominent structural features are also expressed in the gravity data.  The Company believes that mercury soil gas anomalies coinciding with a NNW-WNW-trending fault fabric indicated by gravity surveys are good vectors to covered gold systems in the Cortez Trend.

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

The Fuse East property consists of claims that lie within the boundaries of the Cortez Joint Venture (Barrick Cortez Inc. 60% - Kennecott Exploration 40%).  No work has been conducted by Barrick on the Fuse East claims and Barrick has not yet informed the Company of its exploration plans for 2007.

The Fuse West property consists of claims that lie within the boundaries of the Buckhorn joint venture (Barrick-Teck Cominco American Incorporated) exploration area of interest.

Coal Canyon, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining leases for the Coal Canyon property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the lease requires advance annual royalty payments starting at USD$6,250 in year one and increasing to USD$50,000 by year ten and each year thereafter for a total of USD$706,250.

Kenneth Cunningham, a director and officer of the Company holds a 10% interest in this property through a prior association with Nevada North.

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria.  Golden Aria will earn a 60% interest in the Coal Canyon Property by paying USD$200,000 to the Company and issue the Company 250,000 common shares of Golden Aria. Golden Aria must complete a work commitment of USD$1,000,000 expendable in stages to March 25, 2009 and the assumption of the mining lease payments.  Golden Aria can earn an additional 10% interest by completing a bankable feasibility study.  A joint venture will be formed upon completion of the earn-in period.

Golden Aria began drilling on the Company's Coal Canyon property in mid December 2006. This first phase of drilling will consist of two holes totaling approximately 3,000 feet.

The Coal Canyon property consists of unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies approximately two square miles (5.2 square kilometers) of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important host rocks on the Cortez Trend.

On January 26, 2007 the Company announced that Golden Aria completed a two-hole drill program totaling 2,020 feet.  The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 foot to 200 foot hick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

Other Company’s past exploration in this area focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others, adjacent to the southwest margin of the Company’s property. Reported historic drilling along this fault has encountered significant gold mineralization of up to 85 feet of 0.022 oz Au/t in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification.

Orientation surveys conducted by Golden Aria demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential geophysical anomalies. The conceptual target inferred from geophysics and surface mapping is for broad zones of silicification enveloping vertically extensive, oxidizing sulfides, which could represent pyritic dikes within gold-bearing fault zones.  These target concepts should be the focus of continued exploration in 2007, despite the assay results of this limited drill program.

Horse Mountain, Lander County, Nevada

On November 23, 2004 the Company entered into a 20-year mining lease with Bruce Miller on the Horse Mountain property in the Shoshone Range.  The Horse Mountain property is subject to a 3.5% NSR royalty.  Consideration for the mining lease is payable in stages over 20 years of USD$1,620,000 and the issuance of 25,000 common share purchase warrants.  Advance royalty payments will be due on the first and second anniversaries in the amount of USD$30,000 each year.

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick. Barrick will earn a 60% joint venture interest the Company’s Horse Mountain property by completing payment of USD$110,000 to the Company and a work commitment of USD$2,000,000 expendable in stages to December 31, 2009.  Barrick can earn an additional 10% interest by incurring minimum annual expenditures of no less than USD$1 million per year, with an additional 1% earned for each USD$600,000 expended up to 2015 (70% interest earned for a total of USD$8,000,000 spent).  Barrick can earn an additional 5% by arranging or providing post-feasibility financing for the Company’s share of development of the project.  A joint venture will be formed upon completion of the earn-in period.  Barrick’s expenditures include payment of the underlying lease payments as they become due.

The Horse Mountain property covers approximately 4.5 square miles

On October 31, 2006 the Company announced that Barrick had begun drilling at the Company’s Horse Mountain Property.  This, Barrick’s second drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the gold mineralization intersected in 2005 in drill hole HM-1.

Although Barrick initially planned a 5 hole program, only 3 holes were completed.  This was sufficient to meet work commitment requirements.  The Company has been told that all holes intersected lower-plate carbonate rocks.

In 2005 Barrick reported drilling a mineralized interval of 98.2 feet of 0.023 oz Au/ton in drill hole BHM-1 from 926.2 ft to 1024.4 feet. Drill testing confirmed that gold mineralization is hosted in strongly decalcified, oxidized, clay-altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Gold mineralization begins at the Roberts Mountains thrust fault and continues within an uplifted block of lower-plate carbonate rocks.

In late 2006 Barrick completed 8,650 feet of reverse-circulation drilling in three vertical holes.  Significant gold-bearing intervals include 90 feet of 0.022 oz Au/t and 50 ft of 0.017 oz Au/t in drill hole BHM-005.  Significant drill results are defined as mineralization grading better than 0.01 oz Au/t (0.343 g Au/t) over a 5-ft (1.5 m) length. The holes were designed to offset BHM-001and test for potential feeder faults where they intersect favorable carbonate rocks.  Each hole intersected lower plate carbonate rocks beneath upper plate cover rocks.  Drill hole mineralized intervals were reported by the Company by a press release on January 24, 2007.

Drill holes BHM-003 and BHM-005 were drilled 1,440 feet and 1,835 feet southeast of BHM-001, respectively.  The holes targeted lower-plate carbonate rocks beneath strong upper-plate alteration, anomalous surface gold mineralization, northeast-trending faults and altered dikes at the Rum Dreams prospect.  BHM-005 intersected six separate 0.011 to 0.022 oz Au/t zones over thicknesses of 25 to 90 feet in upper plate chert and lower plate carbonate rocks.  Arsenic, antimony, mercury and thallium values are strongly enriched in these gold zones.

Hole BHM-004 was drilled 770 feet west northwest of BHM-001 to test a zone of northwest and northeast striking faults.  The hole intersected altered and trace element enriched upper and lower-plate carbonate rocks, however, gold results did not exceed 5 feet of 0.01 oz Au/t.  The hole ended at 2,705 feet in the Hanson Creek Formation.

The Horse Mountain project lies ten miles west-northwest of the active Mine Complex, along the Cortez Gold Trend.  The conceptual target at Horse Mountain is a high-grade, Pipeline-Cortez Hills-West Leeville analogue in lower-plate carbonate rocks beneath upper-plate rocks.  The results from BHM-001 and BHM-005 remain open in all directions and they define a 5,300 foot northwest-southeast by 2,700 foot southwest-northeast corridor of hydrothermal alteration, elevated metal values, en echelon northeast-striking faulting, and thick low-grade gold mineralization in drill holes.  Results recognize that additional drilling is warranted.

Iron Point, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005 the Company entered into a 20 year mining lease and option to purchase the 28 “MIP” claims with Robert McCusker and Martha Gnam with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments, payable in stages over 20 years, totaling USD$462,000.  The claims can be purchased during the first ten years of the lease outright for cash consideration for between USD$1,000,000 to USD$2,000,000 depending on the price of gold.

On November 22, 2006 the Company signed a binding exploration and option to enter into a joint venture agreement with White Bear whereby White Bear may earn a joint venture interest in the Iron Point property.

Under the terms of the Letter of Intent, that is to be replaced by a definitive option agreement, White Bear can earn a 60% interest by spending USD$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional USD$10,000,000. A work expenditure of USD$100,000 in the first year and USD$200,000 in the second year are obligations with following year work expenditures optional and escalating in the following three years. A USD$20,000 payment has been made to the Company and in January 2007 White Bear issued to the Company 100,000 common shares in the capital of White Bear. A second issue of 100,000 shares is due upon the first anniversary date of the agreement.

The Iron Point Project area covers 5.8 square miles consisting of 178 unpatented lode mining claims. The Company holds title to 150 of the claims and has a leasehold interest on an additional 28 claims. The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend.  Airborne magnetic surveys conducted by the US Geological Survey suggest multiple strands of the ore-controlling Getchell fault system cut through the project area.  The local geologic setting at Iron Point includes a repeated pattern of west-northwest and north-northwest intersecting dikes and fault parallel folding, locally associated with gold mineralization. Two metallogenic phases are appreciated at Iron Point. One is an older (Cretaceous?) intrusive-associated base metal phase and the other a later (?) gold-arsenic dominated phase.  This locus of younger (38MA) gold deposition near an older intrusive-hornfels margin is a repeated pattern in major deposits of both the  Cortez and Carlin Trends and is deemed an important feature at Iron Point.

The Company is especially interested in generating drill targets near Cambrian to Ordovician and Ordovician to Penn-Permian age formation contacts.  The larger gold deposits in the surrounding area (Lone Tree, Marigold, Getchell/Turquoise Ridge and Pinson) are preferentially located near these major geologic terrain boundaries. This important conceptual target has not been consistently explored by historic work in the Iron Point district.  Drilling by previous operators has indicated multiple anomalously mineralized fault zones that justify further drill-testing after resolving exploration targets. The Company will act as a contractor to White Bear and will immediately begin a program of soil sampling and detailed mapping funded by White Bear. This program will be followed by geophysical surveys and drilling.

The Company is seeking partners to fund exploration on the ETTU, DAME, Angel Wing, PPM and Lookout properties.

ETTU Property, Eureka County, Nevada

The Company originally staked claims in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend. In December, 2004, the Company staked additional contiguous claims increasing the size of the ETTU project.

The Company targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan deposit to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonate rocks to the north are expected to occur under pediment gravel on ETTU.

The Company has conducted no exploration on the ETTU claims. Airborne resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

The Company is seeking a partner to continue exploration on the ETTU project.

DAME Property, Eureka County, Nevada

In February 2005, the Company staked claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend as a result of evaluating geophysical data (specifically, filtered gravity), mercury gas data, and other exploration data-sets. The results of studies by the Company and the recent competitor activities in the Kobeh Valley prompted Miranda's claim staking.

The DAME claim group extends approximately 7 miles to the southeast off the north flank of Lone Mountain.

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

Angel Wing, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the veins system at Angel Wing.

On October 27, 2005 the Company entered into a 20 year mining lease with Greg and Heidi Kuzma for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling USD$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and the Company now has the option to buy up to two percentage points of the NSR for USD$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

The Angel Wing property contains high-grade, gold-bearing, epithermal veins.

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

The Company continues to seek a partner to fund exploration.

PPM, Humboldt County, Nevada

In September 2005 the Company staked the PPM mining claims located on the north end of the Battle Mountain-Eureka Trend.

The PPM project lies on the west flank of the Hot Springs Range. Miranda proposes that the PPM project provides a geologic setting analogous to that of the major deposits of the Getchell Trend.

The Company has identified a pediment-covered gold exploration target on extensions of northeast-trending structures from a sediment-hosted mercury district. The claims were located over an area where those structures intersect gold in sagebrush geochemical anomalies proximal to the margin of a buried intrusion. The presence of the intrusion is inferred from airborne magnetics. The mercury occurrences adjacent to PPM may reflect zonation from a primary gold system offset laterally and vertically under pediment.

The Company believes that important geologic features linked to mineralization in the Getchell Trend include regional northeast-trending faults, igneous stocks intruded into basement fault step-over zones, and a proximity to geologic terrain boundaries. By way of comparison, the PPM project lies approximately 1/2 mile southwest of the Poverty Peak sediment-hosted mercury district, whose occurrences and historic workings are bounded by two strong northeast lineaments that traverse the Hot Spring Range. These northeast lineaments are parallel to a major geologic terrain boundary located approximately one mile to the south between Permian Golconda allochthon rocks on the north and Devonian Harmony Formation on the south.

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

The Company has conducted limited surface exploration on the PPM property. The Company is seeking a partner to conduct exploration on the PPM project.

Lookout property, Tooele County, Utah

The Company staked the Lookout property claims (6.1 square miles) that cover a large area of hydrothermally-altered and brecciated carbonate rocks with elevated gold and related arsenic-antimony-mercury-thallium mineralization.

Based on Nevada sediment-hosted gold experience, Company geologists believe sediment-hosted gold opportunities exist in Utah. The Lookout property is within the eastern Great Basin province, an area hosting economic, sediment-hosted gold deposits such as Mercur, Barney’s Canyon, and Melco.  The Company’ expansion strategy into Utah is to identify early-stage, sediment-hosted gold opportunities in under explored terrains.

At Lookout, United States Geological Survey mapping illustrates north-south trending mountain ranges that inflect into a west-northwest striking fault/fold corridor.  Within this corridor, Cambrian through Mississippian age carbonate rocks, chert and quartzite are exposed at surface. The Great Blue Formation, gold host at the Mercur gold mine, is exposed on the northern portion of the property.  These rocks are cut by west-northwest, northeast and north-south striking faults.

The Company’s exploration team has been prospecting with a portable NITON XRF (x-ray fluorescence) unit, collecting geochemical samples and mapping. The NITON measures elemental concentrations of rocks in the field and provides real time data to guide geochemical sampling programs. Results to date include the identification of: laterally-extensive zones of decalcification, silicification, oxidation, quartz veining and breccia in an area measuring 2,500 feet by 6,000 feet; gold values up to 0.02 oz/t in rock chip samples; and elevated arsenic, antimony, mercury, and thallium. Mapping identified historic prospect pits, exposing silicified faults that contain rare thallium-arsenic sulfide minerals, radiating stibnite crystals and stibiconite.  These geologic patterns indicate favorable chemical conditions known to be associated with large, sediment-hosted gold systems.

The Company is planning systematic soil sampling, mapping programs and a possible gravity survey that will commence in the spring of 2007.  Data from these programs will guide drill target identification and provide a comprehensive data package for interested joint venture partners.

The Company terminated agreements, or allowed claims to lapse on the Sampson, Troy and JDW properties in the fiscal year ended August 31, 2006

Sampson Property, Lyon County, Nevada

The Sampson property, consisting of two lode mining claims, was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement. The Company has not conducted any exploration work on the claims and on May 8, 2006 the Company terminated the option agreement.

Troy Property, Nye County, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn a 100% in the Troy mineral property for consideration payable in stages.  The Company was unsuccessful in finding a partner to joint venture the project and terminated the option agreement.

JDW, Eureka County, Nevada

During the year ended August 31, 2004, the Company staked the JDW mining claims.  In fiscal year 2006 the Company allowed the claims to lapse.

None of the Company’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A

UNRESOLVED STAFF COMMENTS

Not applicable.

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

The Company incurred a net loss of $1,725,624 for the year ended August 31, 2006 (August 31, 2005 - $1,937,922; August 31, 2004 - $2,048,055).

Expenses for the year ended ending August 31, 2006 were $2,086,839 (August 31, 2005 - $2,017,471; August 31, 2004 - $1,628,819). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $1,336,487 (August 31, 2005 - $1,095,074; August 31, 2004 - $816,142).  The increase for the year ended August 31, 2006 was 22% higher than the year ended August 31, 2005 and 34% higher than the year ended August 31, 2004.

Significant differences between the years follows:

Consulting fees and wages and benefits combined to $456,486 for the year ended ending August 31, 2006 (August 31, 2005 - $335,256; August 31, 2004 - $182,641).  The Company has retained more consultants and hired more employees based in our exploration office in Elko, Nevada.  Some of the personnel were originally hired as consultants before being hired permanently as employees.  The Company has increased its technical team and will continue to add staff and expand its administrative services as it continues to grow the size of the Company’s asset base of mineral exploration properties.  Golden Oak Corporate Services Ltd. (“Golden Oak”) was retained on February 1, 2006 to provide bookkeeping and financial reporting services and then on June 1, 2006 with the resignation of Aileen Lloyd added corporate secretarial and regulatory compliance services to the contract.  Doris Meyer, owner President of Golden Oak, was appointed Chief Financial Officer and Corporate Secretary of the Company.   Golden Oak was paid $38,500 consulting fees in the fiscal year ended August 31, 2006.

Management fees for the year ended ending August 31, 2006 were $104,494 (August 31, 2005 - $76,100; August 31, 2004 - $60,000).  The fees for the current year include a payment of $32,994 to a company controlled by a common director, for services related to helping arrange the sale of investment stock held for sale by the Company.

Office rent, telephone, secretarial and sundry costs the next most significant cost for the year ended August 31, 2006 was $237,555 (August 31, 2005 - $190,971; August 31, 2004 - $169,381).  Fees paid to a company controlled by a director for rent, telephone, secretarial, website, internet and office services included in this total were $127,700 for the year ended August 31, 2006 (August 31, 2005 - $84,374; August 31, 2004 - $128,321).  For the fiscal year ended August 31, 2006 the Company had shared additional office space and personnel for the Vancouver office.  The remainder is the cost of opening and operating the Elko, Nevada exploration office.

Investor relation and travel and business promotion combined to $244,757 for the year ended August 31, 2006 (August 31, 2005 - $241,026; August 31, 2004 - $300,323).  The Company conducted an aggressive market awareness campaign that included attendance at investor conferences in North America and Europe, a complete update of the Company’s web site, display booth graphics and most importantly the hiring of Fiona Grant as a full time investor relations liaison with the investment community.

In the year ended August 31, 2006 the Company received mineral property option payments totaling $226,663 (August 31, 2005 - $189,237; August 31, 2004 - $135,395).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs and next to that project’s deferred exploration expenditures before any remaining portion is recognized as revenue.  In the year ended August 31, 2006 the Company recognized $66,847 as mineral property option payments received in excess of cost.

The Company also received net proceeds of $329,938 in the year ended August 31, 2006 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas (“GCOG” - formerly Otish Mountain Diamond Company).

In the year ended ending August 31, 2006 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson, Troy and JDW projects and the Company wrote off $110,997 of mineral property and deferred exploration costs.  The Company wrote off $4,693 of computer equipment no longer being shared by the Company.

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

The Company’s net loss for the current fiscal year would have changed from $1,725,624 to $1,718,049 had the statements been prepared according to US GAAP (2005 - $1,937,922 to $1,695,819).

The Company’s projects are at the exploration stage and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

B.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives cash option payments as a portion of the funding partner’s cost to earn an interest.

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

The Company began the 2006 fiscal year with cash of $3,102,849.   In the year the Company expended $1,145,532 to operating activities, recovered $281,616 from investing activities and received $4,210,434 from financing activities to end the year with $6,449,367 in cash and cash equivalents.

Included in investing activities, the Company received $226,663 in option payments from funding partners, $329,938 from the sale of GCOG stock that was received as payment for a mineral property and expended $275,335 on equipment, mineral property costs and deferred exploration on its projects for a net recovery of $281,616.  Funding partner expenditures on the Company’s projects are not reported in the Company’s accounts.

Financing activities raised a total of $4,210,434 cash including proceeds net of issue costs of $1,751,940 from a private placement of 2 million units closed on October 17, 2005, proceeds of $1,224,844 from the exercise of 2,348,500 stock options and proceeds of $1,233,650 from the exercise of 3,089,250 share purchase warrants.

At December 12, 2006 the Company has 3,133,250 outstanding share purchase warrants and 4,493,750 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company’s cash position at August 31, 2006 was $6,449,367 compared to $3,102,849 at August 31, 2005.

The Company has sufficient cash to meet its obligations as they come due.

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

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of the Company as at August 31, 2006:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

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

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of January 15, 2007, the names of the directors and senior management of the Company. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Dennis L. Higgs	Director, Chairman and until February 1, 2006 Chief Financial Officer	May 4, 1993
Kenneth Cunningham	Director, President and CEO	November 7, 2003 President of Miranda U.S.A. Inc. and on February 9, 2004 as President and Chief Executive Officer of Miranda Gold Corp.
Steve Ristorcelli [1,2]	Director	Director February 20, 1995 Corporate Secretary July 29, 2003)
G. Ross McDonald[1,3]	Director	August 9, 2006
James Cragg [1,2,3]	Director	December 13, 2004
Doris Meyer	Chief Financial Officer and since June 1, 2006 Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003

1  Member of the Audit Committee

2  Member of the Compensation Committee

3  Member of the Corporate Governance and Nominating Committee

There are no family relationships between any two or more Directors or Executive Officers of the Company. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of the Company.

Dennis L. Higgs

Dennis Higgs, B. Com is a director and the Chairman and until February 1, 2006 he was the Chief Financial Officer of the Company. Mr. Higgs has been employed by the Company since 1993. Mr. Higgs is not involved in the Company’s day to day operations but is involved in the raising of capital to fund the operations of the Company. He is also President of Senate Capital Group Inc., a private venture capital and resource management company. He is also a director of Uranerz Energy Corporation, a company engaged in exploration for uranium and listed on the American Stock Exchange.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of the Company.  Mr. Cunningham has thirty-two years experience from diversified mineral exploration and mining geology through to executive management; sixteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and

Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

Steven Ristorcelli

Steve Ristorcelli is a director of the Company and has served in this capacity since 1995. Mr. Ristorcelli brings twenty-nine years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for sixteen years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

James Cragg

James F. Cragg is a director of the Company and has served in this capacity since December, 2004.  Mr. Cragg is a business and marketing consultant proficient in financial analysis, negotiations, forecasting, deal making and investment banking. He is President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA.  He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of the Company and has served in this capacity since August 9, 2006.  Mr. McDonald is an Associate with Smythe Ratcliffe LLP, Chartered Accountants and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer of Cardero resources and subsequently of Corriente Resources Inc.  Mr. McDonald has been a registered Chartered Accountant since 1968.  Mr. McDonald is a director of Fjordland Exploration Inc., Frontier Pacific Mining Corporation, Corriente Resources Inc. and Landmark Minerals Inc.  He is also Chief Financial Officer of Atna Resources and VP of Finance and Chief Financial Officer of Aura Gold Inc.  Mr. McDonald is an independent director.

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration of Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary. Mr. Hebert brings twenty-three years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Sixteen of these years have been focused in Nevada.  Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

Doris Meyer

Doris Meyer joined the Company as its Chief Financial Officer effective February 1, 2006 and as Corporate Secretary effective June 1, 2006.  She is a member of the Certified General Accountants Associations of British

Columbia and Canada since May 21, 1985.   Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly traded mining companies.

B.

Compensation

Prior to the end of the fiscal year ended August 31, 2006, Miranda did not pay its directors a fee for acting as such. Commencing September 1, 2006, on recommendation of the Compensation Committee, Miranda will pay to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2006.

Name	Date of grant	Options granted	Exercise price	Expiry date
Steve Ristorcelli	April 16, 2006	150,000	$1.92	April 16, 2011
James F. Cragg	April 16, 2006 August 9, 2006	125,000 50,000	$1.92 $1.64	April 16, 2011 August 8, 2011
G. Ross McDonald	August 9, 2006	150,000	$1.64	August 8, 2011

The following table is a summary of the compensation paid to the Company’s senior management in the most recently completed three fiscal financial years ended August 31.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2006 2005 2004	$115,425(1) $114,380 $73,959	Nil Nil Nil	Nil Nil Nil	425,000 500,000 500,000	Nil Nil Nil
Dennis L. Higgs (2) Chairman	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	See Note (2) See Note (2) See Note (2)	275,000 500,000 525,000	Nil Nil Nil
Doris A. Meyer (3) Chief Financial Officer/Corporate Secretary	2006	$Nil	Nil	$38,500(3)	275,000	Nil
Joseph Hebert(4) Vice President Exploration	2006 2005 2004	$95,950 $98,600 $45,834	Nil Nil Nil	Nil Nil Nil	325,000 400,000 325,000	Nil Nil Nil

(1)

During the fiscal year ended August 31, 2006, Mr. Cunningham was paid USD$101,250, the approximate Canadian dollar equivalent of $115,425 using an average exchange rate for the fiscal year of $1.14.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

Dennis Higgs, the Chairman of the Board of Miranda, was the Chief Financial Officer of Miranda from November 2, 1993 until February 1, 2006.  Other annual compensation reflects management fees of $5,000 per month from August 2002 to February 2005, $7,300 per month February 2005 to February 2006, and $5,000 per month since February 2006, paid by Miranda to Ubex Capital Inc., a private company owned by Dennis Higgs, for management services provided by Mr. Higgs to Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)

Doris Meyer was appointed Chief Financial Officer and Corporate Secretary of Miranda on February 1, 2006.  Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(4)

During the fiscal year ended August 31, 2006, Mr. Hebert was paid USD$84,167, the approximate Canadian dollar equivalent of $95,950 using an average exchange rate for the fiscal year of $1.14.

Kenneth D. Cunningham, the President and Chief Executive Officer of the Company, entered into an Employment Agreement (the “Cunningham Agreement”) with the Company on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of USD$95,000, increased to USD$110,000 effective April 1, 2006, to be reviewed annually between Mr. Cunningham and the Company.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  The Company may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the ”Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to the Company if: i) the Company makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of the Company occurs; in either of which cases, the Company shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to the Company.

Dennis Higgs, the Chairman of the Board of the Company, entered into an agreement (the “Higgs Agreement”) with the Company dated February 1, 2006, pursuant to which Mr. Higgs, through Ubex Capital Inc. (“Ubex”), a private company owned by Mr. Higgs, provides consulting services to the Company as an advisor and a director, and as a representative of the Company at industry trade shows.  The Company is obligated to pay Ubex a monthly fee of $5,000 from February 1, 2006 until January 31, 2007, and thereafter for a monthly fee of $2,500 for a further 12-month period.  The agreement may be terminated on notice thereafter.  In addition, the Higgs Agreement delegates the responsibility and authority to Mr. Higgs for sale, subject to approval of the terms thereof by the Board of Directors, of certain shares of other companies owned by the Company that included the shares of Gulf Coast Oil and Gas but does not include the shares of Golden Aria, Romarco and White Bear.  In consideration for this service, the Company will pay Ubex a commission equal to 10% of the net sales value (as defined in the Higgs Agreement) received by the Company from the sale of the shares.  See Part 8 – Other Information – Interest of Informed Persons in Material Transactions.

Doris Meyer, the Chief Financial Officer and Corporate Secretary of the Company since February 1, 2006, is party to a Contracting Agreement (the “Golden Oak Agreement”) dated February 1, 2006, with the Company and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides administrative, financial reporting, bookkeeping, corporate and regulatory compliance services to the Company, as well as performing other duties commensurate to the offices of Chief Financial Officer and Corporate Secretary, for an annual service fee of $66,000, which is to be reviewed and fixed annually by the Board of Directors of the Company.  The Company is also responsible for reimbursement of all costs incurred by Golden Oak on behalf of the Company, and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak or Ms. Meyer in connection with the Company’s business.  The Golden Oak Agreement is for an initial term of one year, to be renewed annually for subsequent one year terms unless terminated in accordance with its terms.  The Golden Oak Agreement may be terminated by the Company for cause, as more particularly set out in the Golden Oak Agreement, or on 90 days’ written notice to Golden Oak or pay in lieu of notice of the service fee in effect at the time of notice for the 90-day notice period. Golden Oak may terminate the Golden Oak Agreement on 90 days’ written notice to the Company.

The Company had a Services Agreement with Senate Capital Group Inc. to provide office space and administrative services at a monthly rate of $10,700 plus applicable taxes and subject to adjustment for estimated costs and out-of-pocket expenses.   The monthly fees were reduced to $2,500 per month on August 1, 2006 until the agreement was terminated effective December 31, 2006.    During the year ended August 31, 2006, the Company paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the Chairman of the Company, $127,700 (2005 - $84,374) for rent, telephone, secretarial, website, internet and office services.

C.

Board Practices

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. Except as disclosed in Item 6, Directors, Senior Management and Employees, Part B. Compensation, there are no director service contracts between Miranda and its directors providing for benefits upon termination of employment.

The Company’s Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate cash remuneration for acting as members of the committee, however committee members are awarded additional stock options for each committee served on.

Audit committee charter

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of Miranda’s financial reporting and disclosure practices;

•

Miranda’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of Miranda’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, Miranda’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of Miranda or of an affiliate of Miranda. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of Miranda or of an affiliate of Miranda. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing Miranda’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for Miranda, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

Authority and responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of Miranda’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of Miranda’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review Miranda’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by Miranda, including consideration of the independent auditor’s judgment about the quality and appropriateness of Miranda’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to Miranda by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and Miranda and all non-audit work performed for Miranda by the independent auditor.

11.

Establish and review Miranda’s procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of Miranda.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of Miranda.

Audit committee members

Messrs. G. Ross McDonald, Steve Ristorcelli and James F. Cragg are members of the Audit Committee of the Board of Directors of Miranda. All are considered “independent” as that term is defined in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Compensation Committee

The Compensation Committee is a committee of the Board of Directors with the primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

Reviewing and approving and then recommending to the Board of Directors salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board of Directors (if any), the President, the Chief Executive Officer and other members of the senior management team;

•

Recommendation of salary guidelines to the Board of Directors;

•

Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

•

Research and identification of trends in employment benefits;

•

Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.

The members of the Compensation Committee are two independent directors Steven Ristorcelli and James Cragg.  Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business of the Company.  The recommendations of the Compensation Committee are then presented to the Board for approval.

D.

Employees

As of January 15, 2007, there are five directors of the Company.  Two senior officers and five employees are employed on a full time basis. One of the directors, Kenneth Cunningham is a geologist and is President and Chief Executive Officer of both the Company and of Miranda U.S.A., Inc., on a full time basis. One director, Dennis Higgs is Chairman, and has a management contract with the Company through his wholly owned private company, Ubex Capital Inc.  Joe Hebert is Vice President Exploration and is employed on a full time basis.  Doris Meyer is Chief Financial Officer and Corporate Secretary of the Company on a part-time basis pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd.  The Company also employs four full-time geologists and one investor relations person on a full time basis.

E.

Share Ownership

The following table sets forth, as of January 15, 2007, the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Dennis L. Higgs	Common	1,069,300 (1)	2.64%
Kenneth Cunningham	Common	1,605,000 (2)	3.96%
Steve Ristorcelli	Common	727,100 (3)	1.79%

Joseph Hebert	Common	795,000 (4)	1.96%
James G. Cragg	Common	215,002 (5)	0.53%
Doris Meyer	Common	275,000(6)	0.68%
G. Ross McDonald	Common	150,000 (7)	0.37%

* Based on 36,662,760 common shares outstanding and as all of the options and warrants held by directors and officers as at January 15, 2007 were exercised

1  Dennis Higgs owns 304,300 common shares of which 127,000 common shares are held indirectly through private companies 100% owned by Dennis Higgs, 500,000 stock options and 265,000 share purchase warrants;

2   Kenneth Cunningham owns 355,000 common shares, 1,175,000 stock options and 75,000 share purchase warrants;

3   Steve Ristorcelli owns 194,600 common shares, 495,000 stock options and 37,500 share purchase warrants;

4    Joseph Hebert owns 53,000 common shares, 725,000 stock options and 17,000 share purchase warrants;

5    James Cragg owns 15,002 common shares, 200,000 stock options;

6    Doris Meyer holds 275,000 stock options;

7    Ross McDonald holds 150,000 stock options;

As of January 15, 2007, the directors and officers held as a group, directly or indirectly, an aggregate of 921,902 common shares, 3,520,000 stock options and 394,500 share purchase warrants.

Options to Purchase Securities

Miranda’s prior Stock Option Plan, as amended (the “Old Plan”) was initially approved by Miranda’s shareholders on January 31, 2003.  It reserves for issuance 7,034,302 common shares in the capital of Miranda which, as at March 14, 2006 when an increase in the reserve under the Old Plan was last approved by Miranda’s shareholders, was equal to 20% of Miranda’s then outstanding common share capital.  As of December 15, 2006 options to purchase an aggregate 4,368,750 common shares of Miranda under the Old Plan were outstanding.

The 2006 Plan was adopted by resolution of the Board of Directors of Miranda on November 29, 2006 and by its shareholders on January 23, 2007.  It replaces the Old Plan and all options then outstanding under the Old Plan will be governed by the 2006 Plan.

Summary of the 2006 Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 7,307,052 common shares of Miranda, which represents 20% of the issued common shares of Miranda as of November 29, 2006, the date of approval of the 2006 Plan by the Board of Directors.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

The 2006 Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of nonqualified stock options.  The 2006 Plan provides that it will be administered by the Board of Directors of Miranda, but the Board of Directors may delegate to a committee of the Board any or all authority for administration of the 2006 Plan.  The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws.  The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof.  Options granted pursuant to the 2006 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee.  So long as Miranda is classified as a “Tier 2” issuer by the TSX Venture Exchange, options will vest and become exercisable in installments on a monthly, quarterly or annual basis (or a combination thereof) over a period of at least 18 months, but the Board of Directors may permit accelerated vesting in the event of a take-over bid or change of control of Miranda.

The exercise price of incentive stock options granted under the 2006 Plan must be at least equal to the fair market value of the shares at the time of grant.  With respect to any participant possessing more than 10% of the voting power of Miranda’s outstanding capital stock, the exercise price of any option granted must be at least equal to 110% of the fair market value on the date of grant and the maximum term of the option must not exceed five years.  The terms of all other options granted under the 2006 Plan may not exceed ten years; however, so long as Miranda remains a “Tier 2” issuer under the policies of the Exchange, which is its present status, options may not exceed a term of five years.

In the event of any extraordinary transactions relating to the capital structure of Miranda, such as a stock split, reverse stock split, stock dividend, combination or reclassification of common shares, the administrator may make such adjustments in the total number or price of common shares available for issuance under the 2006 Plan as it deems appropriate, subject to any required stockholder actions.  In the event of a merger, consolidation or reorganization (other than a merger in which the holders of common shares in Miranda immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger) as a result of which the shareholders of Miranda receive capital stock of another corporation in exchange for their common shares of Miranda, the 2006 Plan provides that if the successor corporation refuses to assume the outstanding options or to substitute equivalent options, then the outstanding options will terminate immediately prior to such merger, consolidation or reorganization provided each optionee shall have the right immediately prior to such merger to exercise his or her option in whole or in part.  However, if the shareholders of Miranda receive cash or other property in exchange for their common shares of Miranda, the outstanding options will also terminate immediately prior to such merger with each optionee having the right immediately prior to such merger, consolidation or reorganization to exercise his or her option in whole or in part.

The Board has the authority to amend or terminate the 2006 Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of any such holder, and provided further that certain amendments to the 2006 Plan are, by law, subject to stockholder approval.  The 2006 Plan will terminate on November 29, 2016, unless terminated sooner by the Board.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of January 15, 2007 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dennis Higgs	Chairman	225,000 275,000	$0.71 $1.92	February 17, 2010 April 16, 2011
Kenneth Cunningham	Sr. Officer/Director	250,000 500,000 425,000	$0.53 $0.71 $1.92	February 9, 2009 February 17, 2010 April 16, 2011
Steve Ristorcelli	Director	55,000 140,000 150,000 150,000	$0.27 $0.53 $0.71 $1.92	June 18, 2008 February 9, 2009 February 17, 2010 April 16, 2011
James F. Cragg	Director	25,000 125,000 50,000	$0.71 $1.92 $1.64	February 17, 2010 April 16, 2011 August 8, 2011
G. Ross McDonald	Director	150,000	$1.64	August 8, 2011
Joe Hebert	Sr. Officer	400,000 325,000	$0.71 $1.92	February 17, 2010 April 16, 2011
Doris Meyer	Sr. Officer	125,000 150,000	$2.07 $1.92	February 1, 2011 April 16, 2011

Total Officers/Directors (7 persons)  3,520,000

Total Officers/Directors/Employees  4,350,000

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

The Company’s common stock is issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock..

The Company’s registered shareholder list for the Company’s common stock, dated January 15, 2007 showed 51 registered shareholders and 36,662,760 shares outstanding of which 35 of these registered shareholders were US residents including one that is a depository for US residents, which own 5,139,164 shares representing 14.02%% of the issued and outstanding shares of the Company.

B.

Related Party Transactions

The Company was involved in the following related party transactions during the 2006 fiscal year:

a)

During the year ended August 31, 2006, the Company paid $71,500 (2005 - $76,100; 2004 - $60,000) to Ubex Capital Inc. a company controlled by Dennis Higgs, a director, for management of the Company’s affairs. During the same period the Company paid an additional $32,994 (2005 - $Nil) to Ubex for services related to helping arrange for the sale of investment stock held for sale by the Company.

b)

During the year ended August 31, 2006, the Company paid $127,700 (2005 - $84,374; 2004 - $128,321) to Senate Capital Group, a company controlled by Dennis Higgs, a director,  for rent, telephone, secretarial, website, internet and office services.

c)

During the year ended August 31, 2006, the Company paid $38,500 (2005 - $nil; 2004 - $nil) to Golden Oak Corporate Services Ltd., a company controlled by Doris Meyer, Chief Financial Officer, pursuant to a contract for professional services.

d)

Kenneth Cunningham, a director and officer of the Company holds a 10% interest in the Red Hill, Coal Canyon, BPV and CONO properties through a prior association with Nevada North.

Other than as disclosed above, there have been no transactions during the 2006 fiscal year which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

B.

Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, August 31, 2006 other than disclosed in this Annual Report on Form 20-F and the following as reported in Note 10 to the financial statements for the year ended August 31, 2006:

From the period September 1, 2006 to January 15, 2007 the Company issued 291,250 common shares pursuant to the exercise of stock options for gross proceeds of $86,562 and 135,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $89,500 so that at January 15, 2007 the Company had 36,662,760 common shares issued and outstanding.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s common shares trade on the TSX Venture Exchange (“TSX.V”) under the trading symbol “MAD” and CUSIP # 604673103. The shares trade on the OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2006	2.20	.96
August, 2005	1.15	.51
August, 2004	.72	.55
August, 2003	.42	.19
August, 2002	.42	.13

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of the Company’s common stock for the last eight fiscal quarters.

TSX..V Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
11/30/04	8,214,874	1.01	.51	.88
02/28/05	4,960,990.93		.57	.80

05/30/05	4,071,575.96		.58	.64
08/31/05	5,318,091	1.15	.65	.96
11/30/05	6,013,505	1.29	0.96	1.07
02/28/06	15,474,237	2.20	1.02	1.55
05/31/06	10,150,459	2.09	1.25	1.70
08/31/06	4,533,246	1.80	1.25	1.59

The following table lists the high and low sales prices on the TSX.V for shares of the Company’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales, Cdn.$

Period Ended	High	Low
July 2006	1.68	1.36
August 2006	1.80	1.49
September 2006	1.60	1.23
October 2006	1.60	1.31
November 2006	1.60	1.43
December 2006	2.10	1.52

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. The Company’s shares fluctuated from a low of $0.96 during Fiscal 2006 to a high of $2.20 and the most recent six months from a low of $1.23 to a high of $2.10. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

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

B.

Memorandum and Articles of Association

Incorporation

The Company was incorporated in British Columbia, Canada on May 4, 1993 by registration of its Memorandum and Articles.

On March 14, 2006 the Company amended its Notice of Articles to conform with the Business Corporations Act (British Columbia).  The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.

Information regarding the articles of the Company and the various matters regarding the objects and purposes of the Company, the powers of its directors, its authorized capital and the rights of its shareholders is incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended August 31, 2005, as filed with the Securities and Exchange Commission on March 15, 2006.

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

1.

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle. Agnico-Eagle could have earned a 60% interest in its BPV and CONO properties on paying the Company a total of USD$355,000 (USD$55,000 received) and on expending USD$1,500,000 (incurred at least USD$50,000) within five years. Agnico-Eagle terminated the option effective November 30, 2006 and the Company may seek a new funding partner or terminate the lease prior to May 27, 2007.

2.

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria.  Golden Aria will earn a 60% interest in the Coal Canyon Property by paying USD$200,000 to the Company, issue the Company 250,000 common shares of Golden Aria.  Golden Aria must complete a work commitment of USD$1,000,000 expendable in stages to March 25, 2009 and the assumption of the mining lease payments.  Golden Aria can earn an additional 10% interest by completing a bankable feasibility study.  A joint venture will be formed upon completion of the earn-in period.

3.

On June 3, 2005 the Company entered into a 20 year mining lease and option to purchase of the 28 “MIP” claims with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments, payable in stages over 20 years, totaling USD$462,000.  The claims can be purchased during the first ten years of the lease outright for cash consideration for between USD$1,000,000 to USD$2,000,000 depending on the price of gold.

4.

On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.   Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of USD$278,000 in payments to the Company and completion of USD$1,975,000 expenditures on the properties. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.

5.

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick.  Barrick will earn a 60% joint venture interest the Company’s Horse Mountain property by completing payment of USD$110,000 to the Company and a work commitment of USD$2,000,000 expendable in stages to December 31, 2009.  Barrick can earn an additional 10% interest by incurring minimum annual expenditures of no less than USD$1 million per year, with an additional 1% earned for each USD$600,000 expended up to 2015 (70% interest earned for a total of USD$8,000,000 spent).  Barrick can earn an additional 5% by arranging or providing post-feasibility financing for the Company’s share of development of the project.  A joint venture will be formed upon completion of the earn-in period.  Barrick’s expenditures include payment of the underlying lease payments as they become due.

6.

On October 27, 2005 the Company leased additional claims for the Angel Wing property and entered into a 20 year mining lease for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling USD$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and the Company now has the option to buy up to two percentage points of the NSR for USD$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

7.

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

8.

On April 25, 2006 the Company and Barrick amended the September 28 Fuse East exploration agreement with an option to form a joint venture with Barrick that allows Barrick an extension of time to incur the USD$175,000 minimum work expenditures from September 28, 2005 until September 28, 2007.

9.

On July 13, 2006 the Company signed a binding Letter of Intent with Romarco whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.   A definitive agreement was signed October 12, 2006.  Under the terms of the agreement Romarco can earn a 60% interest by spending USD$3,000,000 over five years and delivering 250,000 common shares of Romarco to the Company. A work expenditure of USD$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.  Romarco delivered the Company 250,000 common shares of Romarco on January 15, 2007.

10.

On November 22, 2006 the Company signed a binding exploration and option to enter into a joint venture agreement with White Bear Resources, Inc. ("White Bear") whereby White Bear may earn a joint venture interest in the Iron Point property.  Under the terms of the Letter of Intent, that is to be replaced by a definitive option agreement, White Bear can earn a 60% interest by spending USD$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional USD$10,000,000. A work expenditure of USD$100,000 in the first year and USD$200,000 in the second year are obligations with following year Work Expenditures optional and escalating in the following three years. A USD$20,000 payment has been made to the Company in January 2007 White Bear issued to the Company 100,000 common shares in the capital of White Bear. A second issue of 100,000 shares is due upon the first anniversary date of the agreement.

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

H.

Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of the Company, which is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6 during normal business hours. All of the documents referred to above are in English.

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2006, being the date of our most recently completed fiscal year.  This evaluation was carried out by management with the participation of Doris Meyer, our Chief Financial Officer, and Ken Cunningham, our Chief Executive Officer.  Based upon that evaluation, the conclusion was that our disclosure controls and procedures are effective in timely alerting management to material information to be included in our periodic SEC filings.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chairman, Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended August 31, 2006 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16

[RESERVED]

A

AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Company’s audit committee are Messrs. G. Ross McDonald, Steve Ristorcelli and James F. Cragg. Messrs. Steve Ristorcelli and James F. Cragg are senior level businessmen with experience in financial matters.  All members of the Audit Committee have a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than Miranda.

Mr. G. Ross McDonald is the audit committee chair and financial expert.  He is a Chartered Accountant in Canada and brings many years of experience in auditing public mining companies.

B

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the Code) on August 9, 2006 and it is posted on www.Sedar.com and on EDGAR and is attached as an exhibit to this Annual Report.   All directors, officers, employees and consultants of the Company will comply with the Code, which reaffirms the Company’s high standards of business conduct.

C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual and special meeting held on March 14, 2006, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2006 fiscal year. Morgan acted as the Company’s independent auditor for the fiscal years ended August 31, 2006 and 2005. The chart below sets forth the total amount billed the Company by Morgan for services performed in the fiscal years 2006 and 2005, and breaks down these amounts by category of service in CDN$.

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

"Tax Fees" are fees for professional services rendered by Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Morgan in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2006	Fiscal Year ended August 31, 2005
Audit Fees	$27,500	$9,150
Audit-Related Fees	Nil	$7,610
Tax Fees	Nil	$1,250
All Other Fees	Nil	Nil
TOTAL	$27,500	$18,010

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2006, fees paid to Morgan were approved pursuant to the de minimus exception for tax services.

D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

This annual report on Form 20-F includes the following financial statements of the Company:

(a)

Auditor’s Report, dated December 12, 2006;

(b)

Consolidated Balance Sheets as of August 31, 2005 and August 31, 2006.

(c)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2004, August 31, 2005 and August 31, 2006;

(d)

Consolidated Statements of Cash Flows for the years ended August 31, 2004, August 31, 2005, and August 31, 2006;

(e)

Notes to Consolidated Financial Statements for the years ended August 31, 2005 and August 31, 2006.

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

ITEM 19

EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (1)
10.6	On March 4, 2004 the Company entered into an exploration with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (2)
10.7	On October 13, 2004 the Company entered into an exploration with an option to form a joint venture on the Red Canyon project with Newmont Mining Corporation(2)
10.8	On April 6, 2005 (amended April 8, 2005) the Company entered into an into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp(2)
10.9	In April 2005 the Company signed a letter of intent to joint venture its BPV and CONO projects with Agnico-Eagle (USA), Ltd. (2)
10.10	On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Horse Mountain Property with Barrick Gold Exploration Inc.(2)

10.11	On September 28, 2005 the Company entered into an exploration agreement with an option to form a joint venture on the Fuse East Project with Placer Dome U.S., Inc. (2)
10.12	On October 27, 2005 the Company entered into a Mining Lease Agreement on the Angel Wing Property (2)
10.13	On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration with an option to form a joint venture on the Red Hill project with Placer Dome U.S. Inc. (2)
10.14	On November 15, 2005, the Company signed an exploration with an option to form a joint venture on the Fuse West project with Placer Dome U.S., Inc. (2)
10.15	On January 23, 2003 the Company entered into an option agreement with Gerald Baughman to acquire the Redlich property. (3)
10.16	On April 9, 2003 the Company and Gerald Baughman amended the agreement to acquire the Redlich property. (3)
10.17	On May 23, 2003 the Company and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.18	On December 9, 2003 the Company and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.19	On April 8, 2005 the Company and Golden Aria amended its April 6, 2005 agreement on the Coal Canyon project (3)
10.20	On June 3, 2005 the Company entered in to mining lease with Robert McCusker and Martha Gnam on the Iron point project (3).
10.21	On October 27, 2005 the Company entered into a mining lease with Greg and Heidi Kuzma on the Angel Wing project (3).
10.22	On November 17, 2005 the Company and Barrick amended its October 27, 2004 agreement on the Red Hill project (3)
10.23	On April 25, 2006 the Company and Barrick amended the September 28, 2005 agreement on the Fuse West property. (3)
10.24	On October 12, 2006 the Company signed a definitive agreement with Romarco Minerals Inc. to earn an interest in the Red Canyon property (replacing a Letter of Intent signed July 12, 2006) (3)
10.25	On November 22, 2006 the Company signed a letter agreement with White Bear Resources Inc. on the Iron Point property. (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (3)

12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (3)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

(1)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)

March 15, 2006

(3)

Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and

Corporate Secretary

Date: February 16, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.4	Code of Conduct (3)
10.15	On January 23, 2003 the Company entered into an option agreement with Gerald Baughman to acquire the Redlich property. (3)
10.16	On April 9, 2003 the Company and Gerald Baughman amended the agreement to acquire the Redlich property. (3)
10.17	On May 23, 2003 the Company and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.18	On December 9, 2003 the Company and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.19	On April 8, 2005 the Company and Golden Aria amended its April 6, 2005 agreement on the Coal Canyon project (3)
10.20	On June 3, 2005 the Company entered in to mining lease with Robert McCusker and Martha Gnam on the Iron point project (3).
10.21	On October 27, 2005 the Company entered into a mining lease with Greg and Heidi Kuzma on the Angel Wing project (3).
10.22	On November 17, 2005 the Company and Barrick amended its October 27, 2004 agreement on the Red Hill project (3)
10.23	On April 25, 2006 the Company and Barrick amended the September 28, 2005 agreement on the Fuse West property. (3)
10.24	On October 12, 2006 the Company signed a definitive agreement with Romarco Minerals Inc. to earn an interest in the Red Canyon property (replacing a Letter of Intent signed July 12, 2006) (3)
10.25	On November 22, 2006 the Company signed a letter agreement with White Bear Resources Inc. on the Iron Point property. (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (3)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (3)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

(4)

Filed as an exhibit to this annual report on Form 20F.

66