Form 20-F
period 2007-08-31
MIRANDA GOLD CORP
filed 2008-01-25
CIK 942149

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2007

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

39,559,760 common shares

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

2

Table of Contents

PART I

GLOSSARY OF TERMS

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3

KEY INFORMATION

8

A.

 SELECTED FINANCIAL DATA

8

B.

 CAPITALIZATION AND INDEBTEDNESS

9

C.

 REASONS FOR THE OFFER AND USE OF PROCEEDS

9

D.

 RISK FACTORS

10

ITEM 4

INFORMATION ON MIRANDA

15

A.

 HISTORY AND DEVELOPMENT OF MIRANDA

15

B.

 BUSINESS OVERVIEW

18

C.

 ORGANIZATIONAL STRUCTURE

18

D.

 PROPERTY

19

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

A.

 OPERATING RESULTS

30

B.

 LIQUIDITY AND CAPITAL RESOURCES

30

C.

 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

32

D.

 TREND INFORMATION

33

E.

 OFF-BALANCE SHEET ARRANGEMENTS

33

MIRANDA DOES NOT HAVE ANY OFF-BALANCE SHEET ARRANGEMENTS.

33

F.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

33

G.

SAFE HARBOR

33

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

34

A.

 DIRECTORS AND SENIOR MANAGEMENT

34

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

48

C.

 MARKETS

48

D.

 DILUTION

48

E.

 EXPENSES OF THE ISSUE

48

ITEM 10

ADDITIONAL INFORMATION

48

A.

 SHARE CAPITAL

48

B.

 MEMORANDUM AND ARTICLES OF ASSOCIATION

48

C.

 MATERIAL CONTRACTS

49

D.

 EXCHANGE CONTROLS

50

E.

 TAXATION

50

F.

 DIVIDENDS AND PAYING AGENTS

51

G.

 STATEMENT BY EXPERTS

58

H.

 DOCUMENTS ON DISPLAY

58

I.

SUBSIDIARY INFORMATION

58

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

59

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

59

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

59

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

59

ITEM 15

CONTROLS AND PROCEDURES

59

ITEM 16

[RESERVED]

59

A

 AUDIT COMMITTEE FINANCIAL EXPERT

59

B

 CODE OF ETHICS

59

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

 * Miranda has responded to Item 17 in lieu of responding to this Item

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

Stockwork	A large number of cross-cutting veins and veinlets.

Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of an orebody or zone of mineralization.
Sulphide	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, begining about 65 million years ago.
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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following financial information has been extracted from Miranda Gold Corp.’s (the “Miranda” “we” “us”) consolidated financial statements for the years indicated and is expressed in Canadian dollars.  The information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources,” and the consolidated financial statements of Miranda filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last five fiscal years ended August 31.

For the Year Ended August 31

	2007	2006	2005	2004	2003
	$	$	$	$	$
Operating Revenue	487,363	272,262	176,451	8,216	-
Loss for the year	3,064,083	1,815,340	2,100,705	2,048,055	512,726
Loss per share – basic and diluted	(0.08)	(0.05)	(0.08)	(0.11)	(0.07)
Total assets	8,284,959	6,976,088
Total liabilities	86,797	89,157	100,706	46,708	24,304
Working capital	7,823,004	6,454,957	3,130,854	1,610,194	299,904
Net assets	8,198,162	7,337,896	4,122,293	2,154,147	1,002,533
Capital stock	18,589,310	15,528,015	10,493,824	7,429,182	5,071,869
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	38,215,329	33,991,092	25,684,831	18,082,282	7,868,244

Miranda prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  With the change of accounting policy described in Note 3 to the consolidated financial statements for the year ended August 31, 2007 as described in Note 13 there are no material differences in Miranda’s financial statements from those principles that Miranda would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table sets out the rate of exchange for the Canadian dollar at August 31, 2007, August 31, 2006, August 31, 2005, August 31, 2004 and August 31, 2003, the average rates for the period, and the range of high and low rates for the period.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
For the Year Ended August 31, 2007	$1.12	$1.19	$1.03	$1.06
For the Year Ended August 31, 2006	$1.15	$1.20	$1.09	$1.11
For the Year Ended August 31, 2005	$1.25	$1.33	$1.17	$1.18
For the Year Ended August 31, 2004	$1.33	$1.40	$1.26	$1.31
For the Year Ended August 31, 2003	$1.46	$1.60	$1.33	$1.39

The following table sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	July 2007	August 2007	September 2007	October 2007	November 2007	December 2007
High	$1.0701	$1.0830	$1.0595	$1.0012	$1.0020	$1.0250
Low	$1.0341	$1.0462	$0.9910	$0.9440	$0.9066	$0.9756

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.0169 as of January 15, 2008.

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

Exploration Funding partner and Joint Venture Risks

Miranda holds its mineral properties directly or through mineral leases.  Our preferred approach is to joint venture our properties to other companies for their further more advanced exploration and development by way of exploration agreements with options to joint venture. Miranda’s interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Miranda’s profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on Miranda’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced or terminated as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs.  In many joint ventures or option arrangements, we would give up control over decisions to commence work and the timing of such work, if any.

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Miranda expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Miranda is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Miranda. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Miranda’s net capital gain and ordinary earnings for any year in which Miranda is a PFIC, whether or not Miranda distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Our exploration activities on our properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to identify mineral deposits on our existing properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour. The success of gold, silver and other commodity exploration is determined in part by the following factors:

•

the identification of potential mineralization based on surficial analysis;

•

availability of government-granted exploration permits;

•

the quality of our management and our geological and technical expertise; and

•

the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We have no history of producing metals from our mineral properties.

We have no history of producing metals from any of our properties.  Our properties are all exploration stage properties in various stages of exploration.   Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure.  As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•

completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient gold reserves to support a commercial mining operation;

•

the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•

the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;

•

the availability and cost of appropriate smelting and/or refining arrangements, if required;

•

compliance with environmental and other governmental approval and permit requirements;

•

the availability of funds to finance exploration, development and construction activities, as warranted;

•

potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establish mining operations or profitably producing metals at any of our properties.

Financial Risk

Prior to completion of Miranda’s exploration programs, we anticipate that we will incur increased operating expenses while realizing minimum revenues.  Miranda expects to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from exploration of our mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history in Miranda upon which to base any assumption as to the likelihood that we will prove successful, and Miranda can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

As we do not have revenues, we will be dependent upon future financings to continue our plan of operation.

We have generated minimal revenues from our business activities since our incorporation.  Our plan of operations involves the completion of exploration programs on our mineral properties.  There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on our mineral properties.  Even if commercially exploitable mineral deposits are discovered, we will require substantial additional financing in order to carry out the full exploration and development of our mineral properties before we are able to achieve revenues from sales of mineral resources that we are able to extract.

If we raise additional funding through equity financings, then our current shareholders will suffer dilution.

We will require additional financing in order to complete full exploration of our mineral properties.  We anticipate that we will have to sell additional equity securities including, but not limited to, our common stock, share purchase warrants or some form of convertible security.  The effect of additional issuances of equity securities will result in dilution to existing shareholders.

We have incurred losses and there is no assurance that we will ever be profitable or pay dividends.

We have incurred losses in the past and will continue to experience losses unless and until we can derive sufficient revenues from our properties.  We have no history of earnings or of a return on investment, and there is no assurance that any of the properties that we have or will acquire will generate earnings, operate profitably or provide a return on investment in the future.  We have no plans to pay dividends for some time in the future.  The future dividend policy of Miranda will be determined by its board of directors.

Dependence on Key Personnel

Our success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants. The loss of the services of our senior management or key personnel could have a material and adverse effect on Miranda and our business and results of operations.

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We or our exploration funding partners contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Miranda and our business and results of operations and result in us failing to meet our business objectives.

Competition

The business of mineral exploration and mining is competitive in all of its phases.  In the search for and acquisition of prospective mineral properties, Miranda competes with other companies and individuals, including competitors having financial and other resources equal to or greater than that of Miranda.  Miranda’s ultimate success will therefore depend on the extent to which our existing properties are developed, as well as our ability to compete for and acquire suitable producing properties or prospects for mineral exploration in the future, together with our ability to secure adequate financing.

Compliance with Government Regulations

All phases of Miranda’s operations are subject to environmental regulation.  Environmental legislation is evolving toward stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance. Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees.  Future changes in environmental regulatory requirements may result in more complex, costly and time-consuming procedures.  The operations of Miranda and the further exploration and the development of our properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that Miranda will be able to obtain or maintain all permits and licenses that may be required for our activities. Currently, Miranda does not have any properties on which commercial mining operations are carried out.

Risks Associated with Mining

Miranda’s operations are subject to all of the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which Miranda may be held responsible. Hazards such as unusual or unexpected rock formations, landslides, flooding or other adverse conditions may be encountered in the drilling and removal of material.  While Miranda may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which Miranda cannot insure or against which we may decide not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting Miranda’s earnings and competitive position in the future and potentially, our financial position.

We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations or other conditions are often encountered.  Miranda may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it cannot maintain insurance at commercially reasonable premiums.  Any significant claim would have a material adverse effect on Miranda 's financial position and prospects.  Miranda is not currently covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) is prohibitively expensive Miranda may have to suspend operations or take cost interim compliance measures if Miranda is unable to fully fund the cost of remedying an environmental problem, if it occurs.

Fluctuations in foreign currency exchange rates may increase Miranda’s operating expenditures

Miranda raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars.  As a result, Miranda’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase Miranda’s operating expenditures and reduce the amount exploration activities that we are able to complete with our current capital. Miranda does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Certain or our officers and directors are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, Doris Meyer, our CFO and Corporate Secretary, also serves as Chief Financial Officer and/or Corporate Secretary  to:  AuEx Ventures, Inc., Crescent Resources Corp., Kalimantan Gold Corporation Limited, Rolling Rock Resources Corp and Sunridge Gold Corp.; G. Ross McDonald is also a director of Corriente Resources inc., Fjordland Exploration Inc., Frontier Pacific Mining Corporation and Crescent Resources Corp.; Dennis Higgs is also a director of Uranerz Energy Corporation; Steve Ristorcelli is also a director of Esperanza Silver Corporation and Ian Slater is also a director of Fortress Minerals Corp. and Cornerstone Capital Resources Inc.

Consequently, there is a possibility that our directors and/or officers may be in a position of conflict in the future.

RISKS RELATED TO MIRANDA’S SECURITIES AND THIS OFFERING

We have never declared or paid cash dividends on Miranda’s common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on Miranda’s common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Miranda’s board of directors and will depend on Miranda’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

Accordingly, investors will only see a return on their investment if the value of Miranda’s securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of Miranda’s common shares has ranged from a high of $2.08 and a low of $0.93 during the twelve month period ended December 14, 2007. See “Market for Common Equity and Related Shareholder Matters”.  We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

There is no market for our common shares in the United States and you may not be able to readily sell your common shares

There is currently no market for our common shares in the United States.  We cannot assure you that any trading market for our shares will develop in the United States.  Consequently, you may not be able to readily sell your common shares.

We are a foreign corporation and have officers and directors resident outside the United States, which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.

We are incorporated under the laws of the Province of British Columbia, Canada and some of our directors and officers are residents in jurisdictions outside the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon certain of our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.

ITEM 4

INFORMATION ON MIRANDA

A.

History and Development of Miranda

Miranda Gold Corp. was incorporated as Miranda Industries Inc. under the British Columbia Company Act (the “Company Act”) on May 4, 1993 by the registration of its memorandum and articles.

On August 3, 2001, Miranda altered its memorandum by changing our name to "Thrush Industries Inc.", consolidating our share capital on a one-for-five basis, and increasing our authorized share capital to 100,000,000 common shares without par value.  Effective April 15, 2002, Miranda changed its name to Miranda Diamond Corp. There was no consolidation of capital.  Effective January 30, 2003 Miranda changed its name to Miranda Gold Corp. to better reflect the focus of Miranda. There was no consolidation of capital.

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the

“Business Corporations Act”) which replaced the Company Act and is designed to provide greater flexibility and efficiency for British Columbia companies.  The Business Corporations Act contains many provisions similar to those contained in corporate legislation elsewhere in Canada.  The Business Corporations Act also uses new forms and terminology, most particularly a “Memorandum” is now called a “Notice of Articles”.  We took the necessary steps to bring our charter documents into conformity with the Business Corporations Act and to that end we filed our Notice of Articles, which replaces our “Memorandum”, with the British Columbia Registrar of Companies.

We filed a Notice of Alteration with the British Columbia Registrar of Companies that removed certain pre-existing provisions under the Company Act and amended our authorized capital such that our authorized capital now consists of an unlimited number of common shares without par value.  This change to our authorized capital was effective September 22, 2005.

Miranda's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures/divestitures over the last three fiscal years

Fiscal year ended August 31, 2005

On October 13, 2004, Miranda entered into an exploration agreement with an option to form a joint venture on the Red Canyon property with Newmont Mining Corporation (“Newmont”).

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) Miranda entered into an exploration agreement with an option to form a joint venture on the Red Hill project with Barrick Gold Corp. (formerly Placer Dome US Inc.) (“Barrick”)

On November 23, 2004 Miranda entered into a 20-year mining lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada.

In December, 2004 the claims comprising the ETTU property were re-staked along with additional contiguous claims increasing the size of the ETTU project.

On February 4, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the BPV and CONO projects with Agnico-Eagle (USA) Ltd. (“Agnico-Eagle”).

In February 2005 Miranda announced that it had staked the Dame Property claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

In February 2005 Miranda announced that it had staked claims in the Iron Point District in Humboldt County, Nevada.

On April 6, 2005 (amended April 8, 2005) Miranda entered into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp.(“Golden Aria”).

In May, 2005 Miranda signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada with Barrick.

In June, 2005 Miranda leased the MIP claims to augment its position in the Iron Point District.

Fiscal year ended August 31, 2006

On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Horse Mountain project with Barrick.

On September 28, 2005 (amended April 25, 2006), Miranda signed an exploration agreement with an option to form a joint venture on the Fuse East property with Barrick.

In September 2005 Miranda staked claims on northern projections of the veins system at Angel Wing.

In September 2005 Miranda staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On October 27, 2005 Miranda leased additional claims comprising the Angel Wing property located in Elko County, Nevada.

On November 15, 2005, Miranda signed an exploration agreement with an option to form a joint venture with Barrick on its Fuse West project.

By January 2006 Miranda terminated the option agreement to earn a 100% interest in the Troy property as Miranda was unsuccessful in finding a partner to fund an exploration program.

In April 2006 Miranda staked additional claims for the Iron Point project.

On April 10, 2006 Newmont terminated its option to form a joint venture with Miranda on the Red Canyon Property.

On May 8, 2006 Miranda terminated the option agreement for the Sampson property.

On July 12, 2006 Miranda signed a letter agreement, replaced by a definitive agreement on October 12, 2006 with Romarco Minerals Inc. (“Romarco”) to earn an interest in the Red Canyon property.

During the fiscal year 2006 Miranda allowed the JDW claims to lapse.

Fiscal year ended August 31, 2007

Effective November 30, 2006 Agnico-Eagle terminated its option to earn an interest in Miranda’s BPV and CONO properties.

On November 22, 2006 Miranda signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) to earn an interest in Miranda’s Iron Point property.

In November 2006 Miranda announced that it had staked claims (6.1 square miles) at the Lookout property in Tooele County, Utah.

On December 19, 2006 Miranda amended its mining lease to acquire mining claims for the Angel Wing property so that the number of claims being acquired has been increased and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) to earn an interest in Miranda’s PPM project.

On May 15, 2007 Miranda signed an exploration agreement with option to joint venture with White Bear to earn an interest in Miranda’s Angel Wings property.

On June 27, 2007 Barrick terminated the September 2, 2005 option on the Horse Mountain project after having paid US$60,000 to Miranda and having expended US$873,000 in exploration expenditures thereby exceeding its requirements.  Barrick is obligated to pay the annual Bureau of Land Management fees on this property due prior to September 2007 (paid).

On July 20, 2007 Miranda and Romarco amended their October 12, 2006 agreement on the Red Canyon property so that Romarco is obligated to drill 6,000 feet on the Red Canyon property by December 31, 2007, subject to permitting and drill rig availability, and in no event later than July 12, 2008.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D “Property”.

None of Miranda’s properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.

Management Changes in the fiscal year ended August 31, 2007 and to December 14, 2007

On December 10, 2007 Mr. Ian Slater was appointed to Miranda’s Board of Directors. Mr. Slater was recommended to Miranda by the Lundin Group of Companies following the recent financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, took at 5% interest in Miranda.

Mr. Slater is the President and CEO of Fortress Minerals Corp., a gold exploration company which forms part of the Lundin Group of Companies. Mr. Slater has been involved in the gold mining industry for 16 years and most recently was a partner with Ernst & Young where he led their mining practice. Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.

B.

Business Overview

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  Our primary focus is on gold exploration. We have varying interests in a number of mineral properties located in Nevada and we are dominantly, but not exclusively, focused on the Cortez Trend in that State.  The Company’s preferred approach is to joint venture our properties to other companies for their further more advanced exploration and development.

Presently we have 15 gold exploration projects in various stages of exploration. All but one of the projects is in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County. The Lookout property is in Tooele County, Utah.

We continue to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.

Complementing our efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, we are utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

We have built a track record of successful project definition and acquisitions.  We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.

Organizational Structure

We have one active wholly owned subsidiary, Miranda U.S.A., Inc. and one dormant subsidiary, Minas Miranda, S.A. de C.V.  We are in the process of striking the Mexican subsidiary from the registrar in Mexico.

Miranda U.S.A., Inc. was incorporated under the laws of the State of Nevada.

D.

Property

Overview of Projects

The following is a description of our properties with a location map and the nature of our interests in such properties.  All of Miranda’s projects are accessible by road.

The notes and schedules to our consolidated financial statements provide the details of acquisition and exploration expenditures on each of our mineral properties.

MIRANDA GOLD
CORP.
Angel Wing
Ppm
Iron Point
Horse Mountain
Cono
Fuse
Red Hill
Bpv
Coal Canyon
Red Canyon
Ettu
Dame
Carlin Trend
Cortez
Trend
Lookout
Redlich
UTAH
NEVADA
Legend
Miranda Properties
0
25
50
100 Miles
N
W
E
S

Properties under third-party exploration funding agreements

As at December 14, 2007 Miranda’s funding partners are exploring and advancing the Redlich, Red Canyon, Fuse (East and West), Red Hill, Iron Point, PPM and Angel Wings projects.

Redlich Property, Esmeralda County, Nevada

On January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) Miranda entered into an option agreement with Gerald W. Baughman to earn a 100% interest in the Redlich mineral property for consideration, payable in stages to January 23, 2008 of US$33,000, the issuance of 67,500 share purchase warrants and work expenditures of US$97,500.  The Redlich Property is subject to a 3% Net Smelter Return (“NSR”) royalty. Upon completion of a bankable feasibility study, as defined in the agreement Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

On March 4, 2004 we entered into an exploration agreement with an option to form a joint venture with Newcrest. Newcrest can earn a 65% interest in the Redlich property by paying us US$165,000 in stages and by completing a work commitment of US$575,000, expendable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  Newcrest can earn an additional 10% interest by completing a positive feasibility study, and up to an 80% interest, at our election, by providing half of Miranda’s portion of the development costs.

Newcrest completed a first-phase drill program in October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 ounce gold per ton in hole R43, and 15 feet of 0.330 ounce gold per ton in hole R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

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

During 2006, Newcrest completed an additional 15 reverse circulation drill holes for a total of 10,978 feet focused on better defining and extending known mineralization. Hole R76 intercepted 0.603 ounce gold per ton over 5 feet and hole R77 intercepted 0.043 ounce gold per ton over 60 feet, including 0.375 ounce gold per ton over 5 feet.

Miranda updated a three-dimensional computer model with the 2006 drill information to illustrate possible vein trends.  Four inclined holes (R-77, R-73, R-1 and R-84) with intercepts 0.25 ounce gold per ton or greater infer the existence of a north 30 degree west-striking and 80 degree northeast-dipping “vein” zone.  This “vein” zone appears continuous along 1,230 feet of strike and remains open to the northwest and southeast and at depth.  The southeast projection of this “vein” zone is noteworthy because only three holes test a 3,940 foot distance between holes R-84 and R-43.  Both of these holes intersect gold mineralization including 5 feet of 0.44 ounce gold per ton in R-84 and 5 feet of 1.35 ounce gold per ton in R-43.

The 3D model also outlines a 985 foot east-west by 1,230 foot north-south envelope of >0.01 oz ounce gold per ton mineralization surrounding the higher-grade “vein” zone.  This gold mineralization remains open to the west, southeast and south.  The potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource.

Newcrest added to our property position by staking an additional 52 lode claims to cover lands north and east of the current claim block.  The  Redlich property now consists of 171 contiguous lode claims that cover 5.5 square miles (14.2sq km).

Newcrest’s 2007 core drilling program comprised two oriented core holes totaling 2,376 feet.  The holes were designed as offsets to drill hole R-73, a reverse circulation hole that intersected 55 feet of 0.046 ounces of gold per ton and 10 feet of 1.037 ounces of gold per ton.  In drill hole RD-1 significant low-grade gold was intersected from 210 to 265 feet in iron stained to gossanous andesite.  RD-2 intercepted only minor gold values.  Unfortunately, no high grade intercepts were encountered in these offsets to the high grade in R-73.

In total, Newcrest has completed 39,920 feet of drilling in 63 drill holes at Redlich.  Drilling has focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz-stockwork-hosted gold surrounding the high grade veins.

Results from these drilling campaigns verify the presence of both styles of gold mineralization.  A three-dimensional model outlines a 1,000 ft east-west by 1,200 ft north-south mineralized envelope grading >0.01 ounces of gold per ton surrounding a higher-grade "vein" zone. This gold mineralization remains open to the west, southeast and south.

The Redlich project is located along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems.  Banded quartz, noted as float in surface exposures of Tertiary gravels, is found over an area of approximately 100 acres but the source of this mineralization is unknown. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk tonnage stockwork mineralization.

Red Canyon Project, Eureka County, Nevada

On November 18, 2003, Miranda entered into a 20-year mining lease for the Red Canyon property with Red Canyon Corporation with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of US$1,600,000 and the issuance of 75,000 share purchase warrants.  The property can be purchased for $1,000, subject to a retained royalty, if all commitments are met.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce.  Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

On October 13, 2004, Miranda entered into an exploration agreement with an option to form a joint venture with Newmont. Newmont paid Miranda US$30,000 at the time of signing the agreement and Newmont incurred US$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

Drilling in 2005 by Newmont Mining Corporation, Miranda's previous funding partner identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont's holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias. These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

On July 12, 2006 Miranda signed a binding Letter of Intent with Romarco whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.   A definitive agreement was signed October 12, 2006 that was amended on July 20, 2007.

Under the terms of the amended agreement Romarco can earn a 60% interest by spending US$3,000,000 over five years and delivering 250,000 common shares of Romarco to Miranda (received).  After spending US$3,000,000, Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study.

In late 2007 Romarco completed 6,070 feet of reverse-circulation drilling in eight holes. The holes were selected to drill test several disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  On January 15, 2008 Miranda announced the results of the program that include 85 feet of 0.046 ounce per ton gold in drill hole ROM07-01 at the Ice Prospect.  Miranda and Romarco geologists will continue evaluating these new drill results in conjunction with existing geologic data.  The identification of additional drill targets is anticipated.

The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold’s Tonkin Springs property to the west.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery.

Fuse (East and West), Eureka County, Nevada

During the year ended August 31, 2004, Miranda staked the Fuse East and Fuse West claim group covering approximately six square miles in Pine Valley.

On September 28 and November 15, 2005 (amended April 25, 2006), we entered into exploration agreements with an option to form a joint venture with Barrick.  Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of US$278,000 in payments to Miranda and completion of US$1,975,000 expenditures on the properties. An additional 5% can be earned by arranging financing for Miranda’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.  The agreement terms were amended on April 25, 2006 so that the 2006 work obligation of US$175,000 was deferred into 2007.

The Fuse claims were staked in alluvial cover over gravity highs.  Interpretation of the gravity data suggests that bedrock is relatively shallow. Several prominent structural features are also expressed in the gravity data.  Miranda believes that mercury soil gas anomalies coinciding with a NNW-WNW-trending fault fabric indicated by gravity surveys are good vectors to covered gold systems in the Cortez Trend.

The Fuse property represents an exploration play with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley.  The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several mine complexes.

In July 2004 Miranda conducted a real-time mercury soil gas sampling on the Fuse project in order to resolve drill targets. A total of 362 stations were sampled.  Preliminary results show low level mercury anomalies.  These anomalies suggest both northeast and northwest trends that can be tested by drilling.

The Fuse East property consists of claims that lie within the boundaries of the Cortez Joint Venture (Barrick 60% - Kennecott Exploration 40%).  One reverse circulation hole was drilled in late 2006 by the Cortez Joint Venture on the Fuse East claims.  The hole was completed to a depth of 1860 feet.  No alteration and no detectable gold was found in the hole.  A total of US$208,977 spent on this project by the Cortez Joint Venture in 2006.

The Fuse West property consists of claims that lie within the boundaries of the Buckhorn joint venture (Barrick-Teck Cominco American Incorporated) exploration area of interest.

Barrick completed one drill hole on the Fuse East property in 2006. This drill hole (PP06-01) intersected gravel between 0 and 340 feet and remained in siliceous sediments ("upper plate rocks") from 340 feet to the holes total depth at 1865 feet. No significant gold intercepts were encountered in this drill hole.

Red Hill Property, Eureka County, Nevada

On May 27, 2004, Miranda entered into a 20-year mining lease for the Red Hill property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the lease requires advance annual royalty payments starting at US$12,500 in year one and increasing to US$60,000 by year ten and each year thereafter for a total of US$906,250.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in this property through a prior association with Nevada North.

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) Miranda entered into an exploration agreement with an option to form a joint venture with Barrick. Barrick will earn a 60% interest in the Red Hill Property on completion of the payment of US$540,000 to Miranda and US$2,000,000 expenditures expendable in stages to October 27, 2010 on the property.  Thereafter, Barrick, can earn an additional 10% interest by completing a bankable feasibility study within five years.  A joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, Miranda can request that Barrick arrange Miranda’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’ share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Barrick was obligated and did expend US$100,000 prior to October 27, 2005.  This work consisted of drilling one hole to a depth of 940 feet.  The hole did not reach lower-plate targets and did not encounter any significant mineralization. To meet 2006 obligations Barrick paid Miranda US$25,000 and drilled 2 holes.  Hole BRH-013 intersected 80 feet of 0.146 ounces of gold per ton from 1,920 to 2,000 feet. This intercept included a 45 foot interval of 0.237 ounces of gold per ton between 1,920 feet and 1,965 feet. This interval lies within a longer, lower-grade mineralized zone. Mineralization is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium.  These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

The second drill hole, BRH-012, located approximately 1,900 feet west of hole BRH-013 intersected several zones of altered and oxidized lower-plate carbonate rocks with elevated levels of arsenic and other trace elements. Gold values in hole BRH-012 are not significantly anomalous.  Both holes were drilled to a depth of 2,200 feet.

In late 2007 Barrick completed 11,765 feet of reverse circulation drilling in six drill holes. Drilling consisted of two successful (two holes were lost due to poor drilling conditions before reaching the target depth) step-outs from BRH-013. One hole (BRH-016) was drilling 650 feet to the northeast of BRH-013. Another hole (BRH-012) offset BRH-013 along the margins of a west northwest-striking CSAMT geophysical resistor, a feature that focused the placement of BRH-013. A recently completed gravity survey has identified a northeast-trending embayment that suggests possible crosscutting faults intersecting that CSAMT resistor.

The remaining two holes tested a pediment-covered target on the east side of the property. This target comprises the extension of strong decalcification, silicification and antimony mineralization that is exposed in an east-west striking fault zone known as the Long Fault. Gravity data has identified a structural feature in the sub-surface that is being targeted with this drilling.

Assay results are pending for Barrick's late 2007 drill program.

BRH-016 intersected thin zones of alteration between 1700 and 2300 feet. BRH-021 shows moderate to strong alteration zones from 1495 to 2100 feet and lathy pyritic intrusive similar to that seen in BRH-013 from 1810 to 1860 feet. BRH-024 on the east pediment target intersected altered carbonate and pyritic dikes from 1290 to 1520 feet.

Barrick's 2007 drilling at Red Hill is part of a larger campaign near BRH-013 that includes drilling on lands adjoining to the west.

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

Iron Point, Humboldt County, Nevada

In February 2005, Miranda staked the "AB OVO" claims in the Iron Point District. During September and October 2005 Miranda staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005 Miranda entered into a 20 year mining lease and option to purchase the 28 “MIP” claims with Robert McCusker and Martha Gnam with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments, payable in stages over 20 years, totaling US$462,000.  The claims can be purchased during the first ten years of the lease outright for cash consideration for between US$1,000,000 to US$2,000,000 depending on the price of gold.

On November 22, 2006 Miranda signed a binding exploration and option to enter into a joint venture agreement with White Bear whereby White Bear may earn a joint venture interest in the Iron Point property.

White Bear can earn a 60% interest by spending US$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional US$10,000,000. A work expenditure of US$100,000 in the first year and US$200,000 in the second year are obligations with following year work expenditures optional and escalating in the following three years. A US$20,000 payment has been made to Miranda and in January 2007 White Bear issued to Miranda 100,000 common shares in the capital of White Bear. A second issue of 100,000 shares is due upon the first anniversary date of the agreement.

Miranda geologists, on behalf of White Bear, conducted a geologic mapping, systematic soil sampling and rock-chip sampling and interpreted a 420 station property wide gravity survey.  These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling in early 2008 as weather conditions allow.

The Iron Point Project area covers 5.8 square miles consisting of 178 unpatented lode mining claims. Miranda holds title to 150 of the claims and has a leasehold interest on an additional 28 claims. The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend.  Airborne magnetic surveys conducted by the US Geological Survey suggest multiple strands of the ore-controlling Getchell fault system cut through the project area.  The local geologic setting at Iron Point includes a repeated pattern of west-northwest and north-northwest intersecting dikes and fault parallel folding, locally associated with gold mineralization. Two metallogenic phases are appreciated at Iron Point. One is an older (Cretaceous?) intrusive-associated base metal phase and the other a later (?) gold-arsenic dominated phase.  This locus of younger (38MA) gold deposition near an older intrusive-hornfels margin is a repeated pattern in major deposits of both the  Cortez and Carlin Trends and is deemed an important feature at Iron Point.

Miranda is especially interested in seeing drill targets generated near Cambrian to Ordovician and Ordovician to Penn-Permian age formation contacts.  The larger gold deposits in the surrounding area (Lone Tree, Marigold, Getchell/Turquoise Ridge and Pinson) are preferentially located near these major geologic terrain boundaries. This important conceptual target has not been consistently explored by historic work in the Iron Point district.  Drilling by previous operators has indicated multiple anomalously mineralized fault zones that justify further drill-testing after resolving exploration targets.

A Drill Permit (Notice of Intent) has been submitted to the Bureau of Land Management to drill three initial exploration holes. Approval of this permit is pending a cultural review that is presently inhibited by snow cover.

PPM, Humboldt County, Nevada

In September 2005 Miranda staked the PPM mining claims located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 Miranda entered into an exploration and option to joint venture agreement with Piedmont Mining Company Inc. on the PPM project.

The PPM project covers 3.6 square miles consisting of 116 unpatented lode mining claims.  PPM is approximately 12 miles northwest of the Twin Creeks Mine on the west flank of the Hot Springs Range.

Miranda theorizes that the PPM project covers a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources are reported to exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge, and Pinson deposits.

Miranda has identified a pediment-covered gold target along northeast-striking faults, which extends southwest from a sediment-hosted mercury district. The claims are located over an area where those northeast-striking structures intersect gold-in-sagebrush geochemical anomalies proximal to the margin of an inferred buried intrusion.  Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez, and Getchell Trends. The mercury occurrences adjacent to PPM may reflect zoning from a primary gold system under pediment near the intrusive margin.

In 2007, Miranda on behalf of Piedmont conducted a detailed gravity survey, a magnetic surrey, The various surveys are being integrated and evaluated to produce drill targets forecasted for testing in early 2008.

Angel Wings, Elko County, Nevada

In September 2005, Miranda staked claims on northern projections of the veins system at Angel Wings.

On October 27, 2005 Miranda entered into a 20 year mining lease with Greg and Heidi Kuzma for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling US$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

On May 17, 2007 Miranda entered into an exploration and option to joint venture agreement with White Bear on the Angel Wings property.

The Angel Wings property contains high-grade, gold-bearing, epithermal veins.

Miranda geologists, on behalf of White Bear conducted a geologic mapping, systematic soil sampling and rock-chip sampling and interpreted a 420 station property wide gravity survey in 2007.  These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling in early 2008.

The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 2.5 miles.  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 ounces gold per ton.  The high-grade veins remain untested in a zone measuring one mile along strike, 1,200 feet wide and at depth. Historic drilling on the property was not designed to test for high angle vein potential.

Surface sampling in 2007 also identified the second style disseminated, sediment-hosted gold mineralization with grades up to 0.044 ounces gold per ton in silicified and clay-altered Paleozoic rocks.  Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 ounces gold per ton over 50 feet in drill hole DC-7.  Both styles of gold mineralization will be evaluated with the current exploration program.

A Drill Permit (NOI) has been submitted for Angel Wing to allow a planned program of up to 10 holes and 3500 feet of drilling. This drilling is forecast for the second quarter of 2008.

As at December 14, 2007 Miranda is seeking funding partners to continue exploration programs to advance the Horse Mountain, Coal Canyon, BPV and CONO, ETTU and DAME and Lookout projects.

Horse Mountain, Lander County, Nevada

On November 23, 2004 Miranda entered into a 20-year mining lease with Bruce Miller on the Horse Mountain property in the Shoshone Range.  The Horse Mountain property is subject to a 3.5% NSR royalty.  Consideration for the mining lease is payable in stages over 20 years of US$1,620,000 and the issuance of 25,000 common share purchase warrants.  Advance royalty payments will be due on each anniversary, with the next one due in the amount of US$40,000 on November 23 2008 and escalating each year after that.

On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture with Barrick.

On June 27, 2007 Barrick terminated the option after having paid US$60,000 to Miranda and having expended US$873,000 in exploration expenditures thereby exceeding its funding requirements.  Barrick also paid the annual Bureau of Land Management fees on this property due in September 2007.

The Horse Mountain property covers approximately 4.5 square miles

Miranda geologists have reviewed exploration data generated by Barrick and believe high-quality drill targets exist within a structurally uplifted block (“horst”) and along the margins of this block for high-grade gold mineralization.  Structural contouring of the lower plate contact suggests that northeast trending faults could be important controls to gold mineralization associated with the horst.

During the two years of the agreement Barrick completed a total of 11,776 feet drilling in five holes spaced 1,000 to 2,000 feet apart. Cumulative expenditures by Barrick over this two year period totaled US$872,000. To date, eight drill holes have intersected lower-plate carbonate rocks beneath a 3,300 by 7,200 foot zone of pervasively altered and geochemically anomalous upper-plate rocks. These holes begin to outline a 950 by 2,000 foot, northeast-striking carbonate horst that is covered by the altered upper-plate rocks. The carbonate horst contains gold mineralization, vertically-extensive hydrothermal alteration, a deep oxidation plume and igneous dikes.

Similar geological features to those observed at Horse Mountain are documented at the Cortez Hills and West Leeville gold deposits of northern Nevada.

Drill results at Horse Mountain include:

•

98 feet of 0.023 ounces gold per ton in hole BHM-001

•

90 feet of 0.022 ounces gold per ton

•

and 50 feet of 0.016 ounces gold per ton in hole BHM-005

Gold mineralization in BHM-001 is hosted in oxidized, decalcified and clay-altered Roberts Mountains Formation, in the lower-plate carbonate horst.  Miranda geologists are particularly encouraged by the strength of the hydrothermal alteration cell as evidenced by oxidation to depths in excess of 1000 feet and significant gold mineralization with thicknesses averaging close to 85 feet.

A gold-bearing Carlin-type mineral system has been discovered at Horse Mountain and Miranda hopes to guide future exploration to finding the high-grade portions within the system. Miranda has shown the Horse Mountain data package to several interested companies and we are optimistic that a new partner will be found to advance the project with additional drilling.

Coal Canyon, Eureka County, Nevada

On May 27, 2004, Miranda entered into a 20-year mining leases for the Coal Canyon property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the lease requires advance annual royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in this property through a prior association with Nevada North.

On April 6, 2005 (amended April 8, 2005) Miranda entered into an exploration agreement with an option to form a joint venture with Golden Aria.  Golden Aria terminated the option in March 2007.

Golden Aria began drilling on Miranda's Coal Canyon property in mid December 2006. This first phase of drilling will consist of two holes totaling approximately 3,000 feet.

The Coal Canyon property consists of unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies approximately two square miles of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important host rocks on the Cortez Trend.

On January 26, 2007 Miranda announced that Golden Aria completed a two-hole drill program totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 foot to 200 foot hick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

Miranda believes that quality exploration targets remain untested on the Coal Canyon property. Golden Aria's recent drilling has added to Miranda's understanding of exploration opportunities and the depth to favorable host rocks. Coal Canyon has several drill targets remaining to be tested and we are optimistic that a new partner will be found to advance exploration opportunities.

BPV, CONO, Eureka County, Nevada

On May 27, 2004, Miranda entered into two 20-year mining leases with Nevada North for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the BPV and CONO leases each require advance annual royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250 per lease.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in these two properties through a prior association with Nevada North.

On February 4, 2005 Miranda entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle. Agnico-Eagle terminated the option effective November 30, 2006.

Prior to termination, Agnico completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project during the term of the agreement.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric (MT) profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

CONO and BPV are three miles south of the Cortez Joint Venture's ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property.  The projects occur within a west-northwest structural projection of fault-controlled gold mineralization.  Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto Miranda properties.

ETTU and DAME Properties, Eureka County, Nevada

In 2004 and 2005 Miranda staked two claim blocks called the ETTU and DAME projects in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend as a result of evaluating geophysical data (specifically, filtered gravity), mercury gas data, and other exploration data-sets. The results of studies by the Company and competitor exploration activities in the Kobeh Valley prompted Miranda's claim staking.

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

Lookout property, Tooele County, Utah

In October 2006, Miranda staked 189 lode claims that cover two unique areas of hydrothermally-altered and brecciated carbonate rocks that contain elevated gold, arsenic, antimony, mercury and thallium. These features indicate favorable geologic conditions known to be associated with sediment-hosted gold deposits.

Lookout is in the eastern portion of the Great Basin physiographic province, an area known to host economic, sediment-hosted gold deposits such as Mercur, Barney's Canyon and Melco. The property is 23 miles southwest of the 3.5 million ounce Mercur gold mine, which was active until 1997.  Miranda’s exploration strategy in Utah is to identify early-stage sediment-hosted gold opportunities in under-explored terrains.  Miranda geologists believe the Lookout project meets these criteria and systematic exploration is warranted.

At Lookout, United States Geological Survey mapping illustrates north-south trending mountain ranges that inflect into a west-northwest striking fault/fold corridor. Within this corridor, Cambrian through Mississippian-age carbonate rocks, chert and quartzite are exposed at surface. The Great Blue Formation, gold host at the Mercur gold mine, is exposed on the northern portion of the property.  Detailed mapping at Lookout indicates these rocks are cut by west-northwest, northeast and north-south striking faults that focus hydrothermal alteration in the form of iron oxides, decalcification, silicification, clay alteration, quartz and calcite veins, and carbon.

To guide drill target selection, Miranda’s exploration team is collecting geochemical samples, mapping and prospecting with a portable NITON x-ray fluorescence unit. The NITON measures elemental concentrations of rocks in the field and provides real time data to guide geochemical sampling.  Contractors completed a 497-station, property-wide gravity survey.  Interpretation of the gravity survey has identified numerous structural features and assisted in the design of a 561 station soil sampling survey. Results of this geochemical survey are pending.

We are seeking a partner to conduct exploration on the Lookout project.

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared in accordance with Canadian GAAP.

Miranda’s projects are at the exploration stage and have not yet generated any revenue.  Miranda has no steady source of revenue other than interest income.  Option payments and management fees provide additional revenue. The activities of Miranda can be seen as steadily increasing during the past two years while the resource sector in general has experienced tremendous growth.

Miranda incurred a net loss of $3,064,083 for the year ended August 31, 2007 (August 31, 2006 - $1,815,340; August 31, 2005 - $2,100,705).

Expenses for the year ended ending August 31, 2007 were $3,551,446 (August 31, 2006 - $2,277,928; August 31, 2005 - $2,252,651). To compare the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $1,932,678 (August 31, 2006 - $1,527,576; August 31, 2005 - $1,330,254).  The increase for the year ended August 31, 2007 was 27% higher than the year ended August 31, 2006 and 45% higher than the year ended August 31, 2005.

Significant differences between the years follows:

Investor relation and travel and business promotion combined to $365,134 for the year ended August 31, 2007 (August 31, 2006 - $244,757; August 31, 2005 - $241,026).  Miranda conducted an aggressive market awareness campaign that included attendance at investor conferences in North America and Europe, a complete update of our web site, display booth graphics and most importantly the hiring of Fiona Grant as a full time investor relations liaison with the investment community.

Consulting fees and wages and benefits combined to $757,706 for the year ended ending August 31, 2007 (August 31, 2006 - $456,486; August 31, 2005 - $335,256).  Miranda has retained more consultants and hired more employees based in our exploration office in Elko, Nevada.  Some of the personnel were originally hired as consultants before being hired permanently as employees.  Miranda has increased its technical team and will continue to add staff and expand its administrative services as we continue to grow the size of our asset base of mineral exploration properties.  Golden Oak Corporate Services Ltd. (“Golden Oak”) was retained on February 1,

2006 to provide bookkeeping and financial reporting services and then on June 1, 2006 with the resignation of Aileen Lloyd added corporate secretarial and regulatory compliance services to the contract.  Doris Meyer, owner President of Golden Oak, was appointed Chief Financial Officer and Corporate Secretary of Miranda.   Golden Oak was paid consulting fees of $76,500 for the fiscal year ending August 31, 2007 (August 31, 2006 - $38,500; August 31, 2005 - $nil).

Management fees for the year ended ending August 31, 2007 were $42,500 (August 31, 2006 - $94,494; August 31, 2005 - $76,100).  The fees for the 2006 fiscal year include a payment of $32,994 to a company controlled by a common director, for services related to helping arrange the sale of investment stock held for sale by Miranda.

Office rent, telephone, secretarial and sundry costs, the next most significant cost for the year ended August 31, 2007 was $148,586 (August 31, 2006 - $237,555; August 31, 2005 - $190,971).  Fees paid to a company controlled by a director for rent, telephone, secretarial, website, internet and office services included in this total were $19,216 for the year ended August 31, 2007 (August 31, 2006 - $127,700; August 31, 2005 - $84,374) and reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2007 were $9,216.  For the fiscal year ended August 31, 2006 Miranda shared office space and personnel for the Vancouver office.  The remainder is the cost of opening and operating the Elko, Nevada exploration office.

Property exploration costs in the year ended August 31, 2007 were $397,678 were net of recoveries from funding partners of $402,442 (August 31, 2006 $300,730 net of $90,678; August 31, 2005 $361,224 net of $9,141).  In keeping with Miranda’s change in accounting policy exploration costs will be expensed until such time as an economic reserve has been defined on the mineral property.  Miranda acts as a service contractor to some of our exploration funding partners on certain properties for which we are paid a management fee.

In the year ended August 31, 2007 Miranda received mineral property option payments totaling $335,771 (August 31, 2006 - $226,663; August 31, 2005 - $189,237).   In accordance with our accounting policy, option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the year ended August 31, 2007 we recognized $168,331 as mineral property option payments received in excess of cost (August 31, 2006 - $103,722; August 31, 2005 - $128,483).

In fiscal year 2006 Miranda received net proceeds of $329,938 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas (“GCOG” - formerly Otish Mountain Diamond Company).

In fiscal year 2006 Miranda was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson and Troy projects and Miranda wrote off $46,499 of mineral property costs and $4,693 of computer equipment no longer being shared by Miranda.

Miranda’s projects are at the exploration stage and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and Miranda acquiring several additional mineral projects.

The consolidated financial statements show all acquisition to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of our properties.

B.

Liquidity and Capital Resources

Our primary source of funds since incorporation has been through the issue of our common stock and the exercise of common stock options and common stock share purchase warrants.

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a partner to fund the exploration of the project to earn an interest.  In some agreements Miranda receives cash option payments as a portion of the funding partner’s cost to earn an interest.

Miranda has no revenue from mining to date and we do not anticipate mining revenues in the foreseeable future. Our operations consist of exploring and evaluating mining properties and as such Miranda’s financial success will be dependent on the extent to which we can discover new mineral deposits. Miranda anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

We began the 2007 fiscal year with cash and cash equivalents of $6,449,367.   In the year ended August 31, 2007 we expended $1,744,653 on operating activities and received $2,598 from investing activities and $2,773,838 from financing activities to end the year on August 31, 2007 with $7,481,150 in cash and cash equivalents.

Included in investing activities, Miranda received $130,514 in option payments from exploration funding partners, and expended $127,916 cash on equipment and mineral property costs on our projects for a net cash recovery of $2,598.  Exploration funding partner expenditures on our projects are not reported in our accounts.  In addition on January 15, 2007 Miranda received 250,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 in connection with the Red Canyon Property funding agreement.  On January 23, 2007 we issued 11,250 common share purchase warrants at an exercise price of $0.50 with a two year term at a fair value of $17,575 in connection with the Redlich Property option to purchase agreement.  In the period we also received 200,000 common shares of White Bear pursuant to the Iron Point and Angel Wings funding agreement.  As White Bear is a private company, we have not assigned a value to these shares.

Financing activities in fiscal year 2007 raised a total of $2,773,838 cash proceeds from the exercise of stock options and share purchase warrants.

Subsequent to year end, on October 3, 2007 Miranda completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued on the same terms as a finder’s fee.  If at any time following February 5, 2008 the volume weighted average trading price of Miranda’s common shares on the TSX.V for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which we give notice to the warrant holder of such fact and early termination.

At December 14, 2007 we had 4,736,000 outstanding share purchase warrants which if all are exercised will raise $3.5 million. In addition we have 5,718,750 outstanding stock options that as they vest, and depending on Miranda’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

Miranda’s cash and cash equivalents position at August 31, 2007 was $7,481,150 compared to $6,449,367 at August 31, 2006.

We have sufficient cash to meet our obligations as they come due.

C.

Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.

Trend Information

Trends that are considered by Miranda to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a natural resource exploration company, the interest in Miranda’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature.  If the global demand for gold decreases and gold prices decrease, it could adversely impair Miranda’s ability to raise financing and advance the exploration of our mineral properties.

E.

Off-Balance Sheet Arrangements

Miranda does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2007:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

G.

Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Miranda to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, receipt of permits and approvals from governmental authorities.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of January 15, 2008, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Dennis L. Higgs[3]	Director, Chairman and until February 1, 2006 Chief Financial Officer	May 4, 1993
Kenneth Cunningham	Director, President and CEO	November 7, 2003 President of Miranda U.S.A. Inc. and on February 9, 2004 as President and Chief Executive Officer of Miranda Gold Corp.
Steve Ristorcelli [1,2]	Director	Director February 20, 1995 Corporate Secretary July 29, 2003)
G. Ross McDonald[1,3]	Director	August 9, 2006
James Cragg [2]	Director	December 13, 2004
Ian Slater[1,3]	Director	December 10, 2007
Doris Meyer	Chief Financial Officer and since June 1, 2006 Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003

1  Member of the Audit Committee

2  Member of the Compensation Committee

3  Member of the Corporate Governance and Nominating Committee

There are no family relationships between any two or more Directors or Executive Officers of Miranda. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of Miranda.

Dennis L. Higgs

Dennis Higgs, B. Com is a director and the Chairman and until February 1, 2006 he was also the Chief Financial Officer of Miranda. Mr. Higgs has been engaged by Miranda since 1993. Mr. Higgs is not involved in Miranda’s day to day operations but is involved in the raising of capital to fund the operations of Miranda. He is also President of Senate Capital Group Inc., a private venture capital and resource management company. He is also Chairman and a director of Uranerz Energy Corporation, a company engaged in exploration for uranium and listed on the American Stock Exchange and the Toronto Stock Exchange.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has thirty-two years experience from diversified mineral exploration and mining geology through to executive management; sixteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

Steven Ristorcelli

Steve Ristorcelli is a director of Miranda and has served in this capacity since 1995. Mr. Ristorcelli brings twenty-nine years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for sixteen years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

James Cragg

James F. Cragg is a director of Miranda and has served in this capacity since December, 2004.  He is President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA.  He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is an Associate with Smythe Ratcliffe LLP, Chartered Accountants and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer of Cardero resources and subsequently of Corriente Resources Inc.  Mr. McDonald has been a registered Chartered Accountant since 1968.  Mr. McDonald is a director of Fjordland Exploration Inc., Frontier Pacific Mining Corporation, Corriente Resources Inc. and Crescent Resources Corp.  He is also Chief Financial Officer of Atna Resources and VP of Finance and Chief Financial Officer of Aura Gold Inc.  Mr. McDonald is an independent director.

Ian Slater

Ian Slater was appointed by the Board of Directors as a director of Miranda on December 10, 2007.  Mr. Slater was recommended to Miranda by the Lundin Group of companies following a recent financing in which Global

NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, participated in an equity financing with Miranda.

Mr. Slater is the President and CEO of Fortress Minerals Corp., a gold exploration company which forms part of the Lundin Group of companies. Mr. Slater has been involved in the gold mining industry for 16 years and most recently was a partner with Ernst & Young where he led their mining practice. Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration. Mr. Hebert brings twenty-three years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Sixteen of these years have been focused in Nevada.  Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

Doris Meyer

Doris Meyer joined Miranda as its Chief Financial Officer effective February 1, 2006 and as Corporate Secretary effective June 1, 2006.  She is a member of the Certified General Accountants Associations of British Columbia and Canada since May 21, 1985.   Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly traded mining companies.

B.

Compensation

Prior to the end of the fiscal year ended August 31, 2006, Miranda did not pay its directors a fee for acting as such. Commencing September 1, 2006, on recommendation of the Compensation Committee, Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. In the fiscal year ended August 31, 2007 Miranda paid $20,172 in director fees.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2007.

Name	Date of grant	Options granted	Exercise price	Expiry date
Steve Ristorcelli	March 28, 2007	130,000	$1.54	March 27, 2012
James F. Cragg	March 28, 2007	130,000	$1.54	March 27, 2012
G. Ross McDonald	March 28, 2007	135,000	$1.54	March 27, 2012

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed three fiscal financial years ended August 31.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2007 2006 2005	$131,191 $115,425 $114,380	Nil Nil Nil	Nil Nil Nil	375,000 425,000 500,000	Nil Nil Nil
Dennis L. Higgs (2) Chairman	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	See Note (2) See Note (2) See Note (2)	100,000 275,000 500,000	Nil Nil Nil
Doris A. Meyer (3) Chief Financial Officer/Corporate Secretary	2007 2006	$Nil $Nil	Nil Nil	$76,500 $38,500	175,000 275,000	Nil Nil

(1)

During the fiscal year ended August 31, 2007, Mr. Cunningham was paid US$117,083, the approximate Canadian dollar equivalent of $131,191 using an average exchange rate for the fiscal year of $1.12.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

Dennis Higgs, the Chairman of the Board of Miranda, was the Chief Financial Officer of Miranda from November 2, 1993 until February 1, 2006.  Other annual compensation reflects management fees of $5,000 per month from August 2002 to February 2005, $7,300 per month February 2005 to February 2006, $5,000 per month from March 2006 to August 1, 2006 and $2,500 per month from August 1, 2006 until August 31, 2007 and until payments ceased on January 31, 2008, paid by Miranda to Ubex Capital Inc., a private company owned by Dennis Higgs, for management services provided by Mr. Higgs to Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)

Doris Meyer was appointed Chief Financial Officer and Corporate Secretary of Miranda on February 1, 2006.  Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an Employment Agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$127,000, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr.

Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Dennis Higgs, the Chairman of the Board of Miranda, entered into an agreement (the “Higgs Agreement”) with Miranda dated February 1, 2006, pursuant to which Mr. Higgs, through Ubex Capital Inc. (“Ubex”), a private company owned by Mr. Higgs, provides consulting services to Miranda as an advisor and a director, and as a representative of Miranda at industry trade shows, for a monthly fee of $5,000 from February 1, 2006 until January 31, 2007, and thereafter for a monthly fee of $2,500 for a further 12-month period until the contract expired on January 31, 2008 and was not renewed.  In addition, the Higgs Agreement delegated the responsibility and authority to Mr. Higgs for sale, subject to approval of the terms thereof by the Board of Directors, of the shares of Gulf Coast Oil and Gas owned by Miranda now completed.  In consideration for this service, Miranda paid Ubex a commission equal to 10% of the net sales value (as defined in the Higgs Agreement) received by Miranda from the sale of the shares.  See Part 8 – Other Information – Interest of Informed Persons in Material Transactions.

Doris Meyer, the Chief Financial Officer and Corporate Secretary of Miranda since February 1, 2006, is party to a Contracting Agreement (the “Golden Oak Agreement”) dated February 1, 2006, with Miranda and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides administrative and bookkeeping services to Miranda, as well as performing other duties commensurate to the office of Chief Financial Officer, for an annual service fee of $84,000, which is to be reviewed and fixed annually by the Board of Directors of Miranda.  Miranda is also responsible for reimbursement of all costs incurred by Golden Oak on behalf of Miranda, and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak or Ms. Meyer in connection with Miranda’s business.  The Golden Oak Agreement is for an initial term of one year, to be renewed annually for subsequent one year terms unless terminated in accordance with its terms.  The Golden Oak Agreement may be terminated by Miranda for cause, as more particularly set out in the Golden Oak Agreement, or on 90 days’ written notice to Golden Oak or pay in lieu of notice of the service fee in effect at the time of notice for the 90-day notice period.  Golden Oak may terminate the Golden Oak Agreement on 90 days’ written notice to Miranda.

Miranda had a Services Agreement with Senate Capital Group Inc. to provide office space and administrative services at a monthly rate of $10,700 plus applicable taxes and subject to adjustment for estimated costs and out-of-pocket expenses.   The monthly fees were reduced to $2,500 per month on August 1, 2006 until the agreement was terminated effective December 31, 2006.    During the year ended August 31, 2007, Miranda paid Senate Capital Group Inc., a company wholly owned by Dennis Higgs, the Chairman of Miranda, $10,000 (2006 - $127,700; 2005 - $84,374) for rent, telephone, secretarial, website, internet and office services.

C.

Board Practices

The directors of Miranda are elected annually and hold office until the next annual general meeting of the members of Miranda or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. Except as disclosed in Item 6, Directors, Senior Management and Employees, Part B. Compensation, there are no director service contracts between Miranda and its directors providing for benefits upon termination of employment.

Our Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate cash remuneration for acting as members of the committee, however committee members are awarded additional stock options for each committee served on.

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

•

Administration of Miranda’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by Miranda from time-to-time;

•

Research and identification of trends in employment benefits;

•

Establishment and periodic review of Miranda’s policies in the area of management benefits and perquisites.

The members of the Compensation Committee are two independent directors Steven Ristorcelli and James Cragg.  Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by Miranda with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business of Miranda.  The recommendations of the Compensation Committee are then presented to the Board for approval.

D.

Employees

As of January 15, 2008, there are six directors of Miranda.  Two senior officers are employed on a full time basis. One of the directors, Kenneth Cunningham is a geologist and is President and Chief Executive Officer of both Miranda and of Miranda U.S.A., Inc., on a full time basis. One director, Dennis Higgs is Chairman, and had a management contract with Miranda through his wholly owned private company, Ubex Capital Inc. until it expired on January 31, 2008.   Joe Hebert is Vice President Exploration and is employed on a full time basis.  Doris Meyer is Chief Financial Officer and Corporate Secretary of Miranda on a part-time basis pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd.  Miranda also employs three full-time geologists and one investor relations person on a full time basis.

E.

Share Ownership

The following table sets forth, as of January 15, 2008, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Dennis L. Higgs	Common	1,031,800	2.08%
Kenneth Cunningham	Common	2,020,000	4.07%
Steve Ristorcelli	Common	880,000	1.77%
Joseph Hebert	Common	984,000	1.98%
James F. Cragg	Common	385,002	0.78%
Doris Meyer	Common	480,000	0.97%
G. Ross McDonald	Common	305,000	0.61%
Ian Slater	Common	0	0%

* Based on 44,825,760 common shares outstanding and as all of the options and warrants held by directors and officers as at January 15, 2008 were exercised.

1  Dennis Higgs owns 506,800 common shares of which 113,000 common shares are held indirectly through private companies 100% owned by Dennis Higgs,   375,000 stock options and 150,000 share purchase warrants;

2   Kenneth Cunningham owns 420,000 common shares, 1,550,000 stock options and 50,000 share purchase warrants;

3   Steve Ristorcelli owns 240,000 common shares, 625,000 stock options and 15,000 share purchase warrants;

4    Joseph Hebert owns 59,000 common shares, 900,000 stock options and

25,000 share purchase warrants;

5    James Cragg owns 60,002 common shares, 305,000 stock options and 20,000 share purchase warrants;

6    Doris Meyer owns 15,000 common shares and 15,000 common share purchase warrants indirectly through a private company owned 100% by Doris Meyer and Doris Meyer holds 450,000 stock options;

7   G. Ross McDonald owns 10,000 common shares, 285,000 stock options and 10,000 share purchase warrants

8  Ian Slater does not hold any common shares, stock options or share purchase warrants.

As of January 15, 2008, the directors and officers held as a group, directly or indirectly, an aggregate of 1,310,802 common shares, 4,490,000 stock options and 285,000 share purchase warrants.

Options to Purchase Securities

Miranda’s Stock Option Plan (the “2006 Plan”) was approved by our shareholders on January 23, 2007.

Summary of the 2006 Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 7,307,052 common shares of Miranda, which represents 20% of the issued common shares of Miranda as of November 29, 2006, the date of approval of the 2006 Plan by the Board of Directors.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of December14, 2007 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dennis Higgs	Chairman	275,000 100,000	$1.92 $1.54	April 16, 2011 March 27, 2012

Kenneth Cunningham	Sr. Officer/Director	250,000 500,000 425,000 375,000	$0.53 $0.71 $1.92 $1.54	February 9, 2009 February 17, 2010 April 16, 2011 March 27, 2012
Steve Ristorcelli	Director	55,000 140,000 150,000 150,000 130,000	$0.27 $0.53 $0.71 $1.92 $1.54	June 18, 2008 February 9, 2009 February 17, 2010 April 16, 2011 March 27, 2012
James F. Cragg	Director	125,000 50,000 130,000	$1.92 $1.64 $1.54	April 16, 2011 August 8, 2011 March 27, 2012
G. Ross McDonald	Director	150,000 135,000	$1.64 $1.54	August 8, 2011 March 27, 2012
Joe Hebert	Sr. Officer	300,000 325,000 275,000	$0.71 $1.92 $1.54	February 17, 2010 April 16, 2011 March 27, 2012
Doris Meyer	Sr. Officer	125,000 150,000 175,000	$2.07 $1.92 $1.54	February 1, 2011 April 16, 2011 March 27, 2012

Total Officers/Directors (7 persons)  4,490,000

Total Officers/Directors/Employees  5,613,750

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and senior officers of Miranda, only Global NR Holdings SA of Luxembourg holds 2,400,000 common shares of Miranda being 5.35% of the total issued and outstanding shares at December 14, 2007 and there is no other shareholder of Miranda who owns directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares.

All holders of Miranda’s common shares have equal voting rights.

To the best of Miranda’s knowledge, Miranda is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Miranda’s common stock is issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

Miranda’s registered shareholder list for Miranda’s common stock, dated December 14, 2007 showed 64 registered shareholders and 44,825,760 shares outstanding of which 44 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 8,387,893 shares representing 18.71%% of the issued and outstanding shares of Miranda.

B.

Related Party Transactions

Miranda was involved in the following related party transactions during the 2007 fiscal year:

a)

During the year ended August 31, 2007, the Company paid $42,500 (2006 - $71,500; 2005 - $76,100) to a company controlled by a common director for management of the Company’s affairs. During the fiscal year ended 2006 the Company paid an additional $32,994 (2005 - $nil) for services related to helping arrange for the sale of investment stock held for sale by the Company.

b)

During the year ended August 31, 2007, the Company paid $19,216 (2006 - $127,700; 2005 - $84,374) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services.

c)

During the year ended August 31, 2007, the Company paid $76,500 (2006 - $38,500; 2005 - $nil) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

During the year ended August 31, 2007, the Company paid $20,172 in director fees to independent directors.

e)

At August 31, 2007 an amount of $2,894 and US$1,196 for expenses owed to officers are included in accounts payable and accrued liabilities (August 31, 2006 $6,444) and US$3,000 is accrued for director fees owed to two independent directors at August 31, 2007.  These amounts were settled in ordinary course of business shortly after the year end.

f)

Kenneth Cunningham, a director and officer of Miranda, holds a 10% interest in the Red Hill, Coal Canyon, BPV and CONO properties through a prior association with Nevada North.

Other than as disclosed above, there have been no transactions during the 2007 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

Legal and Arbitration Proceedings

Miranda is not involved in any legal or arbitration proceedings.

Dividends

Miranda has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Miranda does not presently have any intention of paying dividends. Our future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.

Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2007 other than disclosed in this Annual Report on Form 20-F and the following as reported in Note 13 to the financial statements for the year ended August 31, 2007:

Subsequent to August 31, 2007 the Company:

(a)

Issued 552,500 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $635,375.

(b)

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued on the same terms as a finder’s fee.  If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Miranda’s common shares trade on the TSX Venture Exchange (“TSX.V”) under the trading symbol “MAD” and CUSIP # 604673103.  Miranda’s shares trade on the Frankfurt and Berlin Stock Exchange under the trading symbol “MRG” and the shares trade on the NASD OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn.$

For the Fiscal Year Ended	High	Low
August, 2007	2.10	1.05
August, 2006	2.20	0.96
August, 2005	1.15	0.51
August, 2004	0.72	0.55
August, 2003	0.42	0.19

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
05/31/06	10,153,000	2.09	1.25	1.70
08/31/06	4,534,300	1.80	1.25	1.59
11/30/06	4,101,900	1.60	1.23	1.55
2/28/2007	7,034,600	2.08	1.52	1.68
5/31/2007	6,915,800	1.80	1.24	1.31
8/31/2007	5,310,900	1.62	1.05	1.16
11/30/2007	7,616,900	1.41	1.05	1.08
12/31/2007	1,411,700	1.14	0.93	1.00

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales, Cdn.$

Period Ended	High	Low
July 2007	1.62	1.19
August 2007	1.40	1.05
September 2007	1.41	1.05
October 2007	1.35	1.11
November 2007	1.32	1.08
December 2007	1.14	0.93

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated from a low of $1.05 during Fiscal 2007 to a high of $2.10 and the most recent six months from a low of $0.93 to a high of $1.62. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B.

Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.

Markets

Miranda shares trade on the following stock exchanges and other regulated markets:

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

B.

Memorandum and Articles of Association

Incorporation

Miranda was incorporated in British Columbia, Canada on May 4, 1993 by registration of its Memorandum and Articles.

On March 14, 2006 Miranda amended its Notice of Articles to conform to the Business Corporations Act (British Columbia).  The Business Corporations Act replaced Company Act (British Columbia) and adopted many provisions similar to those contained in corporate legislation elsewhere in Canada.

Information regarding the articles of Miranda and the various matters regarding the objects and purposes of Miranda, the powers of its directors, its authorized capital and the rights of its shareholders is incorporated by reference from Miranda’s Annual Report on Form 20-F for the year ended August 31, 2005, as filed with the Securities and Exchange Commission on March 15, 2006.

C.

Material Contracts

The following is a summary of each material contract entered into in the ordinary course of business to which Miranda is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from Miranda or any other member of the group.

1.

On September 28 and November 15, 2005 (amended April 25, 2006), Miranda entered into exploration agreements with an option to form a joint venture with Barrick.   Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of US$278,000 in payments to Miranda and completion of US$1,975,000 expenditures on the properties. An additional 5% can be earned by arranging financing for Miranda’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.

2.

On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture with Barrick on the Horse Mountain project.  On June 27, 2007 Barrick terminated the option after having paid US$60,000 to the Company and having expended US$873,000 thereby exceeding its requirements.  Barrick also paid the annual Bureau of Land Management fees on this property in September 2007.

3.

On October 27, 2005 Miranda leased additional claims for the Angel Wing property and entered into a 20 year mining lease for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling US$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point. However, the NSR shall never drop below 1% regardless of the price of gold.

4.

On November 17 2005, Miranda and Barrick signed an amendment to the Red Hill Letter Agreement that extended the initial earn-in period of the joint venture agreement. Under the new terms, Barrick has five rather than four years to earn a 60% interest in the property. The total payment and exploration amounts remain the same, so the payment and exploration schedules have been adjusted. Miranda received a $25,000 payment from Barrick on October 28, 2005 as part of the earn-in obligation.

5.

On April 25, 2006 Miranda and Barrick amended the September 28, 2005 Fuse East exploration agreement with an option to form a joint venture with Barrick that allows Barrick an extension of time to incur the US$175,000 minimum work expenditures from September 28, 2005 until September 28, 2007.

6.

On July 12, 2006 Miranda signed a binding Letter of Intent with Romarco whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.   A definitive agreement was signed October 12, 2006.  Under the terms of the agreement Romarco can earn a 60% interest by spending US$3,000,000 over five years and delivering 250,000 common shares of Romarco to Miranda. A work expenditure of US$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.  Romarco delivered Miranda 250,000 common shares of Romarco on January 15, 2007.  On July 20, 2007 Miranda and Romarco amended the agreement on so that Romarco is obligated to drill 6,000 feet on the Red Canyon property by December 31, 2007, subject to permitting and drill rig availability, and in no event later than July 12, 2008.

7.

On November 22, 2006 Miranda signed a binding exploration and option to enter into a joint venture agreement with White Bear Resources, Inc. ("White Bear") whereby White Bear may earn a joint venture interest in the Iron Point property.  Under the terms of the Letter of Intent, that is to be replaced by a definitive option agreement, White Bear can earn a 60% interest by spending US$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional US$10,000,000. A work expenditure of US$100,000 in the first year and US$200,000 in the second year are obligations with following year Work Expenditures optional and escalating in the following three years. A US$20,000 payment has been made to Miranda in January 2007 White Bear issued to Miranda 100,000 common shares in the capital of White Bear. A second issue of 100,000 shares is due upon the first anniversary date of the agreement.

8.

On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) to earn an interest in Miranda’s PPM project. Piedmont will earn a 55% joint venture interest in the property by having paid Miranda US$25,000 before May 17, 2007 and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.

9.

On May 15, 2007 Miranda signed an exploration agreement with option to joint venture with White Bear to earn an interest in Miranda’s Angel Wings property.  White Bear may earn a 60% interest by having paid the Company US$30,000, by having issued the Company 100,000 common shares of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company.

D.

Exchange Controls

Miranda is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Crosshair Exploration & Mining Corp. is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada are a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the Payor Corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Certain U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

 The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”).  For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.

To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.    For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.   We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S.  Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.   However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% o the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, for dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or a U.S. related paying agent (including a broker) a U.S. Holder will be subject to U.S. information reporting requirements and may also be subject to the 28% (tax years beginning in 2006 and 2007) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income.   Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income,” which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.  For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation.  Under the pre-

2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

The Foreign Personnel Holding Company (“FPHC”) rules have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year ends with or within the FPHC’s tax year.  Prior to repeal, if at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares was owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who were citizens or residents of the U.S. and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from certain interest and dividends), we may have been a FPHC. In that event, U.S. Holders that hold common shares would have been required to include in gross income as a dividend for such year their allocable portions of such passive income to the extent we did not actually distribute such income.   Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

The rule relating to foreign investment companies have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year end with or within the corporation’s tax year.  Prior to repeal, if 50% or more of the combined voting power or total value of our outstanding shares was held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we were found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interests therein, it is possible that we were a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.   Each U.S. Holder should consult his own tax advisor about this change of law.

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

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

H.

Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of Miranda, which is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6 during normal business hours. All of the documents referred to above are in English.

Miranda is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

I.

Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Miranda is a “small business issuer”, and as such, does not need to provide the information required by this Item 11.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” pursuant to Exchange Act Rule 13a-15.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

 ITEM 16

[RESERVED]

A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that G. Ross McDonald, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

B

CODE OF ETHICS

Miranda adopted a Code of Business Conduct and Ethics (the Code) on August 9, 2006 and it is posted on www.Sedar.com and on EDGAR and is attached as an exhibit to this Annual Report.   All directors, officers, employees and consultants of Miranda will comply with the Code, which reaffirms Miranda’s high standards of business conduct.

As adopted, the Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

•

honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely and understandable disclosure in reports and documents that Crosshair files with, or submits to, the Securities and Exchange Commission and in other public communications made by Crosshair;

•

compliance with applicable governmental laws, rules and regulations;

•

protection of and respect for the confidentiality of information acquired in the course of work;

•

responsible use of and control over assets and resources; and

•

the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics.

C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual and special meeting held on January 23, 2007, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2007 fiscal year. Morgan acted as Miranda’s independent auditor for the fiscal years ended August 31, 2007 and 2006. The chart below sets forth the total amount billed Miranda by Morgan for services performed in the fiscal years 2007 and 2006, and breaks down these amounts by category of service in CDN$.

"Audit Fees" are the aggregate fees billed by Morgan for the audit of Miranda’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Morgan for assurance and related services that are reasonably related to the performance of the audit or review of Miranda’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Morgan in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2007	Fiscal Year ended August 31, 2006
Audit Fees	$27,000	$31,000
Audit-Related Fees	Nil	Nil
Tax Fees	$7,000	$3,000
All Other Fees	Nil	Nil
TOTAL	$32,000	$34,000

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2007, fees paid to Morgan were approved pursuant to the de minimus exception for tax services.

D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

This annual report on Form 20-F includes the following financial statements of Miranda:

(a)

Auditor’s Report, dated November 19, 2007;

(b)

Consolidated Balance Sheets as of August 31, 2007 and August 31, 2006;

(c)

Consolidated Statements of Operations and Deficit for the years ended August 31, 2007, August 31, 2006 and August 31, 2005;

(d)

Consolidated Statements of Cash Flows for the years ended August 31, 2007, August 31, 2006, and August 31, 2005;

(e)

Notes to Consolidated Financial Statements for the years ended August 31, 2007 and August 31, 2006.

ITEM 18

FINANCIAL STATEMENTS

Miranda has elected to provide financial statements pursuant to Item 17.

ITEM 19

EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (1)
10.6	On March 4, 2004 Miranda entered into an exploration with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (2)
10.7	On October 13, 2004 Miranda entered into an exploration with an option to form a joint venture on the Red Canyon project with Newmont Mining Corporation(2)
10.8	On April 6, 2005 (amended April 8, 2005) Miranda entered into an into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp(2)
10.9	In April 2005 Miranda signed a letter of intent to joint venture its BPV and CONO projects with Agnico-Eagle (USA), Ltd. (2)
10.10	On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Horse Mountain Property with Barrick Gold Exploration Inc.((2)
10.11	On September 28, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Fuse East Project with Placer Dome U.S., Inc. (2)

10.12	On October 27, 2005 Miranda entered into a Mining Lease Agreement on the Angel Wing Property (2). On December 19, 2006 the agreement was amended (4)
10.13	On October 27, 2004 (amended November 17, 2005) Miranda entered into an exploration with an option to form a joint venture on the Red Hill project with Placer Dome U.S. Inc. (2)
10.14	On November 15, 2005, Miranda signed an exploration with an option to form a joint venture on the Fuse West project with Placer Dome U.S., Inc. (2)
10.15	On January 23, 2003 Miranda entered into an option agreement with Gerald Baughman to acquire the Redlich property. (3)
10.16	On April 9, 2003 Miranda and Gerald Baughman amended the agreement to acquire the Redlich property. (3)
10.17	On May 23, 2003 Miranda and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.18	On December 9, 2003 Miranda and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.19	On April 8, 2005 Miranda and Golden Aria amended its April 6, 2005 agreement on the Coal Canyon project (3)
10.20	On June 3, 2005 Miranda entered in to mining lease with Robert McCusker and Martha Gnam on the Iron point project (3).
10.21	On October 27, 2005 Miranda entered into a mining lease with Greg and Heidi Kuzma on the Angel Wings project (3).
10.22	On November 17, 2005 Miranda and Barrick amended its October 27, 2004 agreement on the Red Hill project (3)
10.23	On April 25, 2006 Miranda and Barrick amended the September 28, 2005 agreement on the Fuse West property. (3)
10.24

On October 12, 2006 Miranda signed a definitive agreement with Romarco Minerals Inc. to earn an interest in the Red Canyon property (replacing a Letter of Intent signed July 12, 2006) (3)  On July 20, 2007 the agreement was amended. (4)

10.25	On November 22, 2006 Miranda signed a letter agreement with White Bear Resources Inc. on the Iron Point property. (3)
10.26	On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. on the PPM project. (4)
10.27	On May 15, 2007 Miranda signed an exploration agreement with option to form a joint venture with White Bear Resources Inc. on the Angel Wings project. (4)

12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed February 20, 2007

(4)

Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and

Corporate Secretary  Date: January 23, 2008

EXHIBIT INDEX

Exhibit Number	Description
10.12	On December 19, 2006 the October 27, 2005 Mining Lease Agreement on the Angel Wings Property was amended (1)
10.24	On July 20, 2007 the October 12, 2006 agreement with Romarco Minerals Inc. to earn an interest in the Red Canyon property (was amended. (1)
10.26	On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. on the PPM project. (1)
10.27	On May 15, 2007 Miranda signed an exploration agreement with option to form a joint venture with White Bear Resources Inc. on the Angel Wings project. (1)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (1)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)

Filed as an exhibit to this annual report on Form 20F.

67