Form 20-F
period 2008-08-31
MIRANDA GOLD CORP
filed 2008-12-24
CIK 942149

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2008

OR

☒

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐

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

44,892,010 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No

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

Accelerated filer

Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes

No

2

Table of Contents

PART I

GLOSSARY OF TERMS

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3

KEY INFORMATION

8

A.

 SELECTED FINANCIAL DATA

8

B.

 CAPITALIZATION AND INDEBTEDNESS

9

C.

 REASONS FOR THE OFFER AND USE OF PROCEEDS

9

D.

 RISK FACTORS

10

ITEM 4

INFORMATION ON MIRANDA

15

A.

 HISTORY AND DEVELOPMENT OF MIRANDA

15

B.

 BUSINESS OVERVIEW

18

C.

 ORGANIZATIONAL STRUCTURE

18

D.

 PROPERTY

18

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

33

A.

 OPERATING RESULTS

33

B.

 LIQUIDITY AND CAPITAL RESOURCES

33

C.

 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

35

D.

 TREND INFORMATION

36

E.

 OFF-BALANCE SHEET ARRANGEMENTS

36

MIRANDA DOES NOT HAVE ANY OFF-BALANCE SHEET ARRANGEMENTS.

36

F.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

36

G.

SAFE HARBOR

37

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

37

A.

 DIRECTORS AND SENIOR MANAGEMENT

37

B.

 COMPENSATION

40

C.

 BOARD PRACTICES

42

D.

 EMPLOYEES

44

E.

 SHARE OWNERSHIP

45

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

48

A.

MAJOR SHAREHOLDERS

48

B.

RELATED PARTY TRANSACTIONS

49

C.

 INTERESTS OF EXPERTS AND COUNSEL

49

ITEM 8

FINANCIAL INFORMATION

49

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

49

B.

SIGNIFICANT CHANGES

50

1

ITEM  9

THE OFFER AND LISTING

50

A.

OFFER AND LISTING DETAILS

50

B.

 PLAN OF DISTRIBUTION

51

C.

 MARKETS

51

D.

 DILUTION

52

E.

 EXPENSES OF THE ISSUE

52

ITEM 10

ADDITIONAL INFORMATION

52

A.

 SHARE CAPITAL

52

B.

 MEMORANDUM AND ARTICLES OF ASSOCIATION

52

C.

 MATERIAL CONTRACTS

52

D.

 EXCHANGE CONTROLS

53

E.

 TAXATION

53

F.

 DIVIDENDS AND PAYING AGENTS

54

G.

 STATEMENT BY EXPERTS

61

H.

 DOCUMENTS ON DISPLAY

61

I.

SUBSIDIARY INFORMATION

61

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

62

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

62

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

62

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

62

ITEM 15

CONTROLS AND PROCEDURES

62

ITEM 16

[RESERVED]

62

A

 AUDIT COMMITTEE FINANCIAL EXPERT

62

B

 CODE OF ETHICS

62

C

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

63

D

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

64

E

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

64

ITEM 17

FINANCIAL STATEMENTS

64

ITEM 18

FINANCIAL STATEMENTS

64

ITEM 19

EXHIBITS

65

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

Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
Fault(s)	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example) of an area of interest.
Geophysics

Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.

Gravity highs

Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.

Hectare	A square of 100 meters on each side, or 2.471 acres.
Horst	An elongate block of up faulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization
Low sulfidation

A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive.  Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, prominent faults the results of which guide drilling targets in pediment areas.

Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
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

Probable Mineral Reserve:  Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of the Indicated or in some cases Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Net Profit Interest	Percent of profit earned after all costs to produce and market the commodity.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery
Opt	Troy ounces per imperial ton.

Option agreement

An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor or by exploring, developing, or producing from the optionor’s property.

Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.
Oxide

Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

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

Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Stockwork	A large number of cross-cutting veins and veinlets.

Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 65 million years ago.
3D modeling

The relatively new use of computer software that creates a view of a geologic interpretation (or model) that can be viewed and manipulated in three dimensions.  3D modeling allows for a more comprehensive precise understanding of the geology  of an area than two dimensional methods.

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

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last five fiscal years ended August 31.

For the Year Ended August 31

	2008	2007	2006	2005	2004
	$	$	$	$	$
Operating Revenue	621,855	487,363	272,262	176,451	8,216
Loss for the year	3,048,182	3,064,083	1,815,340	2,100,705	2,048,055
Loss per share – basic and diluted	(0.07)	(0.08)	(0.05)	(0.08)	(0.11)
Total assets	12,147,377	8,284,959	6,976,088
Total liabilities	143,909	86,797	89,157	100,706	46,708
Working capital	11,545,315	7,823,004	6,454,957	3,130,854	1,610,194
Net assets	12,003,468	8,198,162	7,337,896	4,122,293	2,154,147
Capital stock	22,718,993	18,589,310	15,528,015	10,493,824	7,429,182
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	44,389,119	38,215,329	33,991,092	25,684,831	18,082,282

Miranda prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences in Miranda’s financial statements from those principles that Miranda would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table sets out the closing rates of exchange for the Canadian dollar at August 31, 2008, August 31, 2007, August 31, 2006, August 31, 2005 and August 31, 2004,  the average noon rates for each period, and the range of high and low intra-day rates for the periods.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
	Noon rate	Intra-day rate
For the Year Ended August 31, 2008	$1.01	$1.07	$0.91	$1.06
For the Year Ended August 31, 2007	$1.12	$1.19	$1.03	$1.06
For the Year Ended August 31, 2006	$1.15	$1.20	$1.09	$1.11
For the Year Ended August 31, 2005	$1.23	$1.31	$1.17	$1.19
For the Year Ended August 31, 2004	$1.33	$1.40	$1.27	$1.32

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2008	July 2008	August 2008	September 2008	October 2008	November 2008
High	$1.0320	$1.0274	$1.0716	$1.0821	$1.2995	$1.2952
Low	$0.9981	$1.0032	$1.0299	$1.0363	$1.0646	$1.1659

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.2352 as of December 15, 2008.

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

We have no history of producing metals from any of our properties.  Our properties are all exploration stage properties in various stages of exploration.   Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure.  As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•

completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient gold reserves to support a commercial mining operation;

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

We have incurred losses in the past and will continue to experience losses unless and until we can derive sufficient revenues from our properties.  We have no history of earnings or of a return on investment, and there is no assurance that any of the properties that we have or will acquire will generate earnings, operate profitably or provide a return on investment in the future.  We have no plans to pay dividends for some time in the future.  The future dividend policy of Miranda will be determined by its Board.

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

We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations or other conditions are often encountered.  Miranda may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it cannot maintain insurance at commercially reasonable premiums.  Any significant claim would have a material adverse affect on Miranda’s financial position and prospects.  Miranda is not currently covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) is prohibitively expensive Miranda may have to suspend operations or take cost interim compliance measures if Miranda is unable to fully fund the cost of remedying an environmental problem, if it occurs.

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

Certain or our officers and directors are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, Doris Meyer, our CFO and Corporate Secretary, also serves as Chief Financial Officer and/or Corporate Secretary  to:  AuEx Ventures, Inc., Crescent Resources Corp., Kalimantan Gold Corporation Limited, Midway Gold Corp., Potash North Resource Corporation, Regency Gold Corp., Rolling Rock Resources Corp and Sunridge Gold Corp.; G. Ross McDonald is also a director of Corriente Resources Inc., Crescent Resources Corp., Dreamweaver Capital Corp. and  Fjordland Exploration Inc.;  Dennis Higgs is also a director of Uranerz Energy Corporation; Steven Ristorcelli is also a director of Esperanza Silver Corporation and Ian Slater is also a director of Cornerstone Capital Resources Inc., P2P Health Systems Inc., Slater Mining Corporation and Zoloto Resources Ltd.

Consequently, there is a possibility that our directors and/or officers may be in a position of conflict in the future.

RISKS RELATED TO MIRANDA’S SECURITIES AND THIS OFFERING

We have never declared or paid cash dividends on Miranda’s common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on Miranda’s common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Miranda’s Board and will depend on Miranda’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board considers relevant.

Accordingly, investors will only see a return on their investment if the value of Miranda’s securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of Miranda’s common shares has ranged from a high of $1.14 and a low of $0.17 during the twelve month period ended December 15, 2008. See “Market for Common Equity and Related Shareholder Matters”.  We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

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

Principal capital expenditures/divestitures over the last three fiscal years

Fiscal year ended August 31, 2006

On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Horse Mountain project with Barrick Gold Corp. (“Barrick”).

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

On April 10, 2006 Newmont Mining Corporation (“Newmont”) terminated its option to form a joint venture with Miranda on the Red Canyon Property.

On May 8, 2006 Miranda terminated the option agreement for the Sampson property.

On July 12, 2006 Miranda signed a letter agreement, replaced by a definitive agreement on October 12, 2006 with Romarco Minerals Inc. (“Romarco”) to earn an interest in the Red Canyon property.

During the fiscal year 2006 Miranda allowed the JDW claims to lapse.

Fiscal year ended August 31, 2007

Effective November 30, 2006 Agnico-Eagle (USA) Ltd. (“Agnico-Eagle”) terminated its option to earn an interest in Miranda’s BPV and CONO properties.

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

On June 27, 2007 Barrick terminated the September 2, 2005 option on the Horse Mountain project after having paid US$60,000 to Miranda and having expended US$873,000 in exploration expenditures thereby exceeding its requirements.  Barrick paid the annual Bureau of Land Management fees on this property due prior to September 2007.

On July 20, 2007 Miranda and Romarco amended their October 12, 2006 agreement on the Red Canyon property so that Romarco was obligated to drill 6,000 feet on the Red Canyon property by December 31, 2007, subject to permitting and drill rig availability, and in no event later than July 12, 2008.

Fiscal year ended August 31, 2008

On February 20, 2008 Newcrest Resources Inc.  terminated its option agreement on the Redlich property.

On March 4, 2008 Romarco terminated its option agreement on the Red Canyon property.

On March 11, 2008 Miranda signed an exploration with option to joint venture agreement with Queensgate Resources Corporation (“Queensgate”) to earn an interest on Miranda’s BPV, CONO and Coal Canyon properties.

On March 26, 2008 Miranda entered into a 20 year mining lease for mining claims contiguous to the Company’s PQ mining claims staked in April 2008.

On August 1, 2008 Miranda signed an exploration with option to joint venture agreement with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. (“CMQ”), to earn an interest on Miranda’s Red Canyon property.

On August 15, 2008 Miranda signed an exploration with option to joint venture agreement with Newcrest to earn an interest on Miranda’s Horse Mountain property.

On October 16, 2008 Barrick terminated its option agreement on the Company’s Red Hill property.

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

The majority of the Company’s exploration projects are in Nevada, one project is in Utah and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings and recently acquired PQ projects located in Elko County. The Lookout property is in Tooele County, Utah. In early April 2008 the Company entered into a project generation agreement in Mexico with Y3K Exploration Company LLC, a company owned and controlled by David Griffith.

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

C.

Organizational Structure

We have one active wholly owned subsidiary, Miranda U.S.A., Inc. and one dormant subsidiary, Minas Miranda, S.A. de C.V.  We are in the process of incorporating a new Mexican subsidiary to hold any mineral property interest in that country.

Miranda U.S.A., Inc. was incorporated under the laws of the State of Nevada.

D.

Property

Overview of Projects

The projects held under agreements are currently fully described within the project description of each of the Company’s projects as well as in the notes to the financial statements.   However, in addition to the mining lease agreements the Company holds Federal Lode claims on each of our projects.

The Company has prepared a summary table shown below that identifies the nature of our ownership or interest in the property, describes our interest in the properties, describes the type,  names, number, unique identifying numbers and the approximate size in acres of each of the claims.

The following is a description of our properties with a location map and the nature of our interests in such properties.  All of Miranda’s projects are accessible by road. The notes and schedules to our consolidated financial statements provide the details of acquisition and exploration expenditures on each of our mineral properties.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)
Red Canyon	Leased/Red Canyon LLC	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-51	4,896
Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	36	NMC847420-26, NMC847427-43, NMC891145-56,	744
				Ready	6	NMC891157-62	124
				Set	126	NMC863666, NMC863668-726, NMC889462-504, NMC889507-08, NMC944138-142, NMC944144, NMC944173-89	2,603
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074
				RP	27	NMC831504-29, NMC847956	558
Coal Canyon	Leased/Nevada North	see project description	Federal Lode - BLM	Coal	64	NMC847957-8020	1,322
Cono	Leased/Nevada North	see project description	Federal Lode - BLM	Cono	73	NMC831431-503	1,508
BPV	Leased/Nevada North	see project description	Federal Lode - BLM	BPV	43	NMC838260-300, NMC847954-55	888
Fuse E and W	Miranda		Federal Lode - BLM	Fuse	193	NMC889518-889710	3,987
Horse Mountain	Leased/Miller	see project description	Federal Lode - BLM	Mill-B	82	NMC702149-57, NMC703197-266, NMC735516-18	1,694
				Rum Dreams	28	NMC703211-53, NMC703197-266	578
				CMX	14	NMC72976-77, NMC733225-27	289
				RDA	5	NMC822319-23, NMC817783-86	103
				HTM	10	NMC817091-99	207
				HMF	20	NMC915378-97	413

Dame	Miranda		Federal Lode - BLM	Dame	12	NMC897286-92 (even), NMC897302, NMC897304-09, NMC897311	248
Iron Point	Lease/McClusky, Miranda	see project description	Federal Lode - BLM	MIP	28	NMC860188-215	578
				AvOvo	80	NMC893361-450	1,653
				JTK	36	NMC908688-723	744
				IP	34	NMC921955-88	702
PPM	Miranda		Federal Lode - BLM	PPM	81	NMC921911-54, NMC966700-12 (even), NMC966713-42	1,673
Angel Wing	Leased/Kuzma	see project description	Federal Lode - BLM	Angel Wings	89	NMC854948-77, NMC930074-130	1,839
Lookout	Miranda		Federal Lode - BLM	LK	141	UMC385945-59 (odd), UMC385961-05, UMC386006-10 (even), UMC386044-52 (even), UMC386053-32	2,913
PQ	Lease/Stoberl	see project description	Federal Lode - BLM	PQ	36	NMC986500-35	744

MIRANDA GOLD
CORP.
Angel Wing
Ppm
Iron Point
Horse Mountain
Cono
Fuse
Red Hill
Bpv
Coal Canyon
Red Canyon
Ettu
Dame
Carlin Trend
Cortez
Trend
Lookout
Redlich
UTAH
NEVADA
Legend
Miranda Properties
0
25
50
100 Miles
N
W
E
S

This Annual Report contains information about properties which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest.  U.S. investors are cautioned that mineral deposits on adjacent properties that are mentioned by Miranda are not necessarily indicative of mineral deposits on our properties.  Miranda includes this information for the purpose of providing the reader with a frame of reference for the location of our properties.

Properties under third-party exploration funding agreements

As at December 15, 2008 Miranda’s funding partners are exploring and advancing the Coal Canyon, BPV. CONO, Red Canyon, Fuse (East and West), Iron Point, PPM and Angel Wings projects.

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

On July 12, 2006 Miranda entered into a binding Letter of Intent with Romarco whereby Romarco could earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.   A definitive agreement was signed October 12, 2006 that was amended on July 20, 2007.  Prior to terminating the agreement on March 4, 2008, Romarco completed 6,070 feet of reverse-circulation drilling in eight holes in late 2007. The holes were selected to drill test several disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  On January 15, 2008 Miranda announced the results of the program that include 85 feet of 0.046 ounce per ton gold in drill hole ROM07-01 at the Ice Prospect.  During the term of the agreement Romarco had delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 to fund exploration on the project.

On August 1, 2008 the Company signed a definitive agreement with Montezuma Mines Inc., a subsidiary of CMQ, superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. The first year funding of expenditures, exclusive of property holding costs, of $500,000 is an obligation.  CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

CMQ and Miranda geologists are conducting an aggressive exploration program that began in September 2008. The initial plan includes drill testing near-surface targets at the Ice prospect and deeper targets at the Gexa prospect, along with target development in the northern and central portions of the property. Target advancement previous to drilling will include additional soil sampling, geologic mapping and drill hole re-logging in the central portion of the property, and an oxygen/carbon dioxide soil gas survey in pediment covered areas

The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property to the east.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Newmont identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Fuse (East and West), Eureka County, Nevada

During the year ended August 31, 2004, Miranda staked the Fuse East and Fuse West claim group covering approximately six square miles in Pine Valley.

On September 28 and November 15, 2005 (amended April 25, 2006), we entered into exploration agreements with an option to form a joint venture with Barrick.  Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of US$278,000 in payments to Miranda and completion of US$1,975,000 expenditures on the properties. An additional 5% can be earned by arranging financing for Miranda’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level for each of the two years.  The agreement terms were amended on April 25, 2006 so that the 2006 work obligation of US$175,000 was deferred into 2007.  Barrick was required to expend US$200,000 by September 28, 2008 which they have indicated they intend to satisfy any shortfall by the payment of cash.  Barrick has funded all cash option payments to the Company as they become due including the payments due on September 28, 2008 and November 15, 2008.

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

The Fuse East property consists of claims that lie within the boundaries of the Cortez Joint Venture (Barrick 60% - Kennecott Exploration 40%).  One reverse circulation hole was drilled in late 2006 by the Cortez Joint Venture on the Fuse East claims.  The hole was completed to a depth of 1860 feet.  No alteration and no detectable gold was found in the hole.  A total of US$208,977 was spent on this project by the Cortez Joint Venture in 2006.   No work was conducted on the Fuse property in 2007 or 2008.  The Fuse West property consists of claims that lie within the boundaries of the Buckhorn joint venture (Barrick-Teck) exploration area of interest.

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

White Bear can earn a 60% interest by spending US$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional US$10,000,000. A work expenditure of US$100,000 in the first year and US$200,000 in the second year are obligations with the following year work expenditures optional and escalating in the following three years. A US$20,000 payment has been made to Miranda and in January 2007 White Bear issued to Miranda 100,000 common shares in the capital of White Bear. A second issue of 100,000 common shares of White Bear was due to be issued on the first anniversary of the agreement however the Company has agreed that White Bear may issue the shares on completion of White Bear’s Initial Public Offering expected in 2009.

A three-hole drill program, funded by White Bear was completed in the spring of 2008.  Miranda, as service operator to White Bear, designed a drill program that tested three target areas for a total of 3,950 feet. One hole tested a north and northwest-trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils are anomalous in the area and rock samples show values up to 0.035 ounce gold per ton. A second drill hole tested for the contact of Ordovician age rocks with either older or younger rock formations in an area where historic drilling shows thick continuous zones of low–level gold.  The third hole tested the footwall of a north trending fault zone that may be a source of significant bedding controlled alteration extending east of the fault.  Drill cuttings were collected by ALS Chemex and are being held for assay pending White Bear’s Initial Public Offering.

The Iron Point Project area covers 5.8 square miles consisting of 178 unpatented lode mining claims. Miranda holds title to 150 of the claims and has a leasehold interest on an additional 28 claims. The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend.  Airborne magnetic surveys conducted by the US Geological Survey suggest multiple strands of the ore-controlling Getchell fault system cut through the project area.  The local geologic setting at Iron Point includes a repeated pattern of west-northwest and north-northwest intersecting dikes and fault parallel folding, locally associated with gold mineralization. Two metallogenic phases are noted at Iron Point. One is an older (Cretaceous?) intrusive-associated base metal phase and the other a later (?) gold-arsenic dominated phase.  This locus of younger (38MA) gold deposition near an older intrusive-hornfels margin is a repeated pattern in major deposits of both the  Cortez and Carlin Trends and is deemed an important feature at Iron Point.

PPM, Humboldt County, Nevada

In September 2005 Miranda staked the PPM mining claims located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont whereby Piedmont may earn a joint venture interest in the PPM project. Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2008 Piedmont had not satisfied its obligations pursuant to this agreement and Piedmont owed the Company

$30,558 for exploration costs reimbursable to the Company.  Subsequently the Company has recovered US$7,000 and is expecting to recover the full amount owing.

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

In 2007, Miranda, on behalf of Piedmont, conducted a detailed gravity survey, sage sampling, and mercury in soil gas surveys to help define structural targets beneath pediment gravels.    A drill program of approximately 15 shallow drill holes, totaling 3,000 feet, has been designed to test the surface of basement highs under the pediment for indications of a gold system.  A subsequent drill program would drill deeper into the basement depending on results from the initial shallower drilling.  The drill permit and reclamation bond are in place for drilling when finances are available to fund the program.

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

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and certain work milestones.

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.  The proceeds of the promissory note were used by White Bear to pay half of the underlying lease payment that was due on October 27, 2008.

Miranda, as service operator to White Bear, designed a 10 hole drill program of approximately 3,500 feet to test surface anomalies and the continuity and deeper extensions of historic drill intercepts. Four drill holes will test down-dip extensions of two outcropping veins that returned rock chip values ranging from 0.010 to 2.700 ounce gold per ton. One hole will test what appears to be an extension 1 mile north of these veins with values in rock chips ranging from 0.010 to 0.025 ounce gold per ton. The remaining five holes will test fault controlled and disseminated gold in limestone and basalt in three separate areas of the property.  Pending funding from the White Bear Initial Public Offering, the drill permit has been approved and White Bear has reclamation bonding in place.

Angel Wings is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada. Coarse boiling textures (“angel wing textures”) are common in veins on the project. The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 2.5 miles.  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 ounce gold per ton.  The high-grade veins remain untested in a zone measuring one mile along strike, 1,200 feet wide and at depth.

Surface sampling in 2007 also identified the second style disseminated, sediment-hosted gold mineralization with grades up to 0.044 ounce gold per ton in silicified and clay-altered Paleozoic rocks.  Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 ounce gold per ton over 50 feet in drill hole DC-7.  Both styles of gold mineralization will be evaluated with the planned exploration drill program when funding is in place.

Horse Mountain, Lander County, Nevada

On November 23, 2004 Miranda entered into a 20-year mining lease with Bruce Miller on the Horse Mountain property in the Shoshone Range.  The Horse Mountain property is subject to a 3.5% NSR royalty.  Consideration for the mining lease is payable in stages over 20 years of US$1,620,000 and the issuance of 25,000 common share purchase warrants.  Advance royalty payments are due on each anniversary. In 2008, Miller reduced his NSR royalty from 3.5% to 3.0% in exchange for Miranda having quitclaimed 20 claims adjoining the Horse Mountain project to Miller.

On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture with Barrick.  On June 27, 2007 Barrick terminated the option after having paid US$60,000 to Miranda and having expended US$873,000 in exploration expenditures thereby exceeding its funding requirements.  Barrick also paid the annual September 2007 Bureau of Land Management fees on this property.

On August 15, 2008 the Company signed a definitive agreement, superseding a May 15, 2008 letter of intent, to enter into an exploration agreement with an option to form a joint venture with Newcrest.  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 being an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to Bruce Miller, the lessor, which will not count towards Newcrest’s earn-in commitment.

Horse Mountain is a sediment-hosted, disseminated gold project 11 miles west of Barrick’s Pipeline Mine complex, in north-central Nevada.

The property consists of 159 claims that cover a 2 square mile zone of hydrothermally altered chert/quartzite, altered dikes and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the flat lying Roberts Mountain thrust, previous drilling intersected oxidized, decalcified and gold-bearing carbonate rocks of the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits in both the Carlin and Cortez trends. The 98 foot thick intersection of gold mineralization in BHM-001 begins at a depth of 926 feet and is hosted in a northeast-striking structurally-high block (horst) of favorable lower-plate carbonate rocks.

On August 18, 2008 Miranda announced that Newcrest had commenced the 2008 drill program at the Horse Mountain project. Newcrest has permitted 13 drill sites and anticipates drilling up to 20,000 feet. Newcrest’s drill program aims to vector into higher-grade portions of the Horse Mountain gold system in part by off-setting the known mineralization in hole BHM-001.  The program will test structural and gold/arsenic soil geochemical targets north and northeast of drill hole BHM-001, within the northeast-striking structural high.  Specifically, the drilling will test for higher-grade gold zones that may be adjacent to faults that acted as conduits for the gold-bearing fluids or higher-grade mineralization that is confined in structural traps.  Additional drill holes will test soil geochemical anomalies and structural targets north of drill hole BHM-005.

By early October 2008, Newcrest reported that they had completed 9 drill holes for a total of 18,240 feet.  Assays on the samples are pending.

Coal Canyon, BPV, CONO, Eureka County, Nevada

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

Also, on May 27, 2004, Miranda entered into two 20-year mining leases with Nevada North for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.

The terms on the BPV and CONO leases each require advance annual royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250 per lease.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in this property through a prior association with Nevada North.

On April 6, 2005 (amended April 8, 2005) Miranda entered into an exploration agreement with an option to form a joint venture on Coal Canyon with Golden Aria.  On January 26, 2007 Miranda announced that Golden Aria completed a two-hole drill program at Coal Canyon totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 foot to 200 foot thick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization. Golden Aria terminated the option on Coal Canyon in March 2007.

On February 4, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on BPV and CONO with Agnico-Eagle. Agnico-Eagle terminated the option effective November 30, 2006.  Prior to termination, Agnico completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project during the term of the agreement.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric (MT) profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

On March 11, 2008 Miranda entered into an exploration with option to joint venture agreement with Queensgate.  Queensgate may earn a joint venture interest in the Coal Canyon, BPV and CONO projects, located in the heart of northern Nevada’s Cortez Gold Trend.  These three properties in aggregate comprise 178 unpatented lode mining claims covering 5.8 square miles.  Queensgate is a privately held company based in Montreal, Quebec.

Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities and underlying lease payments over a five year period with the first year's US$260,000 expenditure being an obligation.

Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The expenditures will include payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008 and by March 11, 2009 Queensgate must issue the Company another 100,000 common shares of Queensgate.

Coal Canyon consists of 64 unpatented lode claims ten miles south of Barrick's 12 million ounce Cortez Hills gold deposit.  Lands surrounding the Coal Canyon project are largely controlled by Barrick and US Gold.  The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks.  Rocks exposed in the Windmill window are analogous to carbonate rocks that host the nearby multi-million ounce Cortez Hills and Pipeline gold deposits.

In August 2008 Queensgate completed 1,950 feet of reverse-circulation drilling in two vertical holes at Coal Canyon. No significant assays were reported for Hole MCC-003 that was drilled to a depth of 750 feet and intersected the Roberts Mountains Formation, an attenuated section of the Hanson Creek Formation and the upper Eureka Formation. Zones of hydrothermal alteration (decalcification, silicification and/or iron oxidation) from 40 to 70 feet-thick were focused along the Roberts Mountain/Hanson and Hanson/Eureka formational contacts.  Hole MCC-004 was drilled 1,360 feet north of MCC-003 to a depth of 1,200 feet. The hole intersected the lower half of the Roberts Mountains Formation and the upper, middle and a portion of the lower Hanson Creek Formation. Both of these formations are lower plate host rocks to mineralization elsewhere in the Carlin and Cortez Trends. Hydrothermal alteration in the form of decalcification, silicification, sooty pyrite cemented breccias, quartz-dolomite veins and disseminated sphalerite were best developed in the middle and lower Hanson Creek Formation. The drill hole intersected 10 feet of 0.011 ounce gold per ton from 980 to 990 feet within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 feet of 0.004 ounce gold per ton from 970 to 1,200 feet. The hole ended in anomalous gold mineralization.

Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project. These results will assist in the planning of future drilling programs.

Past exploration in the Coal Canyon project had focused on the northwest-trending Grouse Creek fault that lies on adjacent claims controlled by others. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 feet of 0.022 ounce gold per ton in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification.

The BPV and CONO projects comprised 114 lode mining claims located approximately two miles south of the ET Blue prospect and 8 miles southeast of the Cortez Hills gold deposit.  The Company has no interest in either the ET Blue prospect or the Cortez Hills gold deposits.   Lands surrounding the BPV and CONO projects are largely controlled by Barrick.  The projects occur within an inferred structural corridor between the gold-bearing Grouse Creek fault at Coal Canyon to the south, mineralization-controlling faults inferred for the ET Blue prospect, and the altered fault boundary of the Cortez lower plate window to the north. CONO is on the southern projection of the inferred horst localizing the ET Blue gold-system.  Drill targets have been defined by interpreting pre-existing data including gravity, MT (magneto telluric) profiles, mercury-gas surveys and previous drill holes.

As at December 15, 2008 Miranda is seeking funding partners to continue exploration programs to advance the Redlich, Red Hill, PQ, ETTU, DAME and Lookout projects.

Redlich Property, Esmeralda County, Nevada

On January 23, 2008 Miranda paid the final US$11,250 and issued the final 15,000 two year share purchase warrants at an exercise price of $0.55 to complete the purchase of the Redlich Property subject to the owner retaining a 3% NSR royalty. Upon completion of a bankable feasibility study, Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

From March 4, 2004 until it was terminated on February 20, 2008 Newcrest had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Newcrest paid the Company US$135,000 and incurred US$1,735,687 in exploration expenditures.

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

Newcrest added to our property position by staking an additional 52 lode claims to cover lands north and east of the current claim block.  The Redlich property now consists of 171 contiguous lode claims that cover 5.5 square miles.

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

In total, Newcrest completed 40,568 feet of drilling in 61 reverse circulation and 2 diamond drill holes at Redlich. Drilling was focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz-stockwork-hosted gold surrounding the high grade veins. Extensive geologic mapping and a ground magnetic geophysical survey were also completed.

Subsequent to Newcrest terminating the agreement, Miranda contracted Mine Development Associates, Inc. (“MDA”) to review drill and assay data collecting during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views.  The intent of the review was to assess potential continuity of higher-grade mineralization and to model the epithermal vein system present on the property.

On March 20, 2008, MDA stated in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property.

MDA found that 55% of all drill-hole samples grading over 0.029 ounce gold per ton are contained within an approximate east-west plane dipping 45o to the south. The strike length of this plane is approximately 1,150 feet long and extends down dip approximately 590 feet.  All drill holes that intersect this plane as defined above have reported intercepts of gold grades greater than 0.029 ounce gold per ton.  The best intercept in the plane is 5 feet of 1.945 ounce gold per ton.

Two high-grade drill samples of 0.438 ounce gold per ton and 0.788 ounce gold per ton occur to the southeast of the defined plane at a distance of 1,065feet and 5,000feet, respectively.   According to MDA, these drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

By evaluating gold and silver grade changes by elevation, MDA found evidence for a favorable horizon for precious metal deposition.  Gold values show an increase between 4,265 feet and 4,755 feet in elevation.  The trend is more profound for silver and suggests a lower horizon favorable to its deposition, a characteristic not unusual for epithermal precious metal deposits.  Miranda’s geologic team believes this favorable elevation represents the “boiling zone” at which gold was precipitated from hot fluids during mineral deposition.

MDA suggests that further exploration is justified and that it should concentrate on the orientation and favorable elevation of the best-fit plane as well as around the two isolated drill intersections of +0.438 ounce gold per ton.

Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   MDA’s identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs.

An illustration of the best-fit plane for Redlich gold mineralization is available on Miranda’s website at http://www.mirandagold.com/s/Redlich.asp.

In September 2008, the Company began evaluating a possible copper-molybdenum porphyry target on the Redlich property.

The porphyry target was explored with core drilling by Molycorp, Bear Creek, and Amax, Inc. in the early 1960s and Inspiration Development Company ("Inspiration") in the early 1980s. Miranda recently obtained portions of the Inspiration drill core. Miranda re-logged some of the core and submitted for assay a 40 foot interval from 369 to 409 feet from Inspiration drill hole RH-5. This interval contains visible native copper, chalcopyrite, bornite and copper sulfates within a quartz monzonite intrusion that shows weak silicification and moderate phyllic alteration. Assays for this interval returned 1.33% copper. Several historic drill holes show visible chalcopyrite and molybdenum within quartz veinlets and as fine grained disseminations. Historic assays from Inspiration drill hole EDH-9 show 600 feet of 624 parts per million (0.062%) molybdenum from 1000 to 1700 feet. RH-5 and EDH-9 represent the best of 10 known historic holes drilled within the target area.

A company which holds geothermal rights that overlap the Redlich claims recently completed a test hole on the Redlich property within the area of the porphyry target. This hole went to 1940 feet.  Miranda was supplied with 30 foot composite samples from this hole for logging and assaying.  Anomalous assay results include 990 feet of 545 parts per million (0.055%) copper from 710 to 1700 feet and 780 feet of 161 parts per million (0.016%) molybdenum from 710 to 1460 feet.

Miranda is seeking a joint venture partner to advance either the epithermal gold vein or the copper-molybdenum porphyry target on this property.

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

From October 27, 2004 until it was terminated on October 16, 2008 the Company had an exploration agreement with an option to form a joint venture with Barrick.  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

Beginning in late October 2007 Barrick completed 11,765 feet of reverse-circulation drilling in six vertical holes to in part follow up on BRH-013, which in 2006 intercepted 45 feet 0.237 ounce gold per ton from 1,920 to 1,965 feet.

BRH-016 was drilled 650 feet north of BRH-013 and it intersected two vertically-extensive zones of hydrothermal alteration in lower-plate limestone: a) variably decalcified, oxidized and carbon-bearing Devils Gate limestone from 1,360 to 1,785 feet and b) carbon and clay altered Denay limestone with igneous dikes from 2,115 to 2,265 feet.  Significant gold was not intersected.

BRH-021 was drilled 720 feet northwest of BRH-013, along strike of a prominent geophysical resistivity anomaly that guided the placement of BRH-013.  The hole intersected two intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone at 1,100 to 1,470 feet and 1,810 to 2,135 feet.  Sulfidized igneous dikes, similar to those intersected in the BRH-013 gold-bearing interval, were intersected from 1,810 to 1,860 feet. Ten feet of 0.081 ounce gold per ton fault-controlled gold mineralization, hosted in decalcified and clay-altered Denay limestone, a characteristic of Carlin-type systems, was intersected from 2,125 to 2,135 feet. BRH-021 also intercepted 5 ft 0.023 ounce gold per ton from 1,830 to 1,835 feet.

On the east side of the property two drill holes BRH-023 and BRH-024 tested pediment-covered targets outboard from a series of historic antimony prospects.  The holes were located based on three criteria: 1) prospect pits along the range front exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower-plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault.  Both holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault that removed the targeted limestone.  BRH-023 intercected 5 feet 0.014 ounce gold per ton from 1,070  to 1,075 feet, 5 ft 0.012 ounce gold per ton from 1,115 to 1,120 feet and 10 ft 0.013 ounce gold per ton from 1,175 to 1,185 feet.  BRH-024 intercepted 10 feet 0.013 ounce gold per ton from 960 to 970 feet, 5 feet 0.027 ounce gold per ton from 1,100 to 1,105 feet and 5 feet 0.013 ounce gold per ton from 1,210 to 1,215 feet.

Two drill holes (BRH-017 and BRH-017A) ended prematurely in limestone voids before testing their intended targets.

In October 2008 Barrick completed two deep drill holes at Red Hill. One hole was collared 1,000 feet to the southeast and one hole was 2,450 feet to the west of BRH-013.  Based on preliminary results Barrick elected to terminate the agreement on October 15, 2008 prior to a $150,000 payment that would have been required be paid to the Company by October 27, 2008.

Miranda geologists strongly believe that additional targets exist in the area of BRH-013 and that the property has not yet been fully tested.  Priority targets include the SE-strike extension of the CSAMT anomaly associated with the mineralization in BRH-013.  A 1,300 foot by 1,700 foot >20 parts per billion gold in soil anomaly is developed in a NW-striking syncline, with laterally-extensive hydrothermal alteration.  Previous drill holes did not test this shallow target area.

Another target is identified proximal to the historic antimony pits on the east side of the project.  Twenty holes were drilled in this area; however only three holes exceeded 700 foot depths.  These three holes ended in 35-150 parts per billion gold.  A review of historic drilling should be conducted to determine if the deeper holes intersected the favorable Red Hill member of the Denay, the unit hosting mineralization in BRH-013.

The Red Hill property is comprised of a mining lease covering 79 lode mining claims that occupy a large percentage of the “JD Window”. The JD Window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization.

Miranda is actively seeking a new partner to continue exploration on this property.

PQ Property, Elko County, Nevada

In April 2008 the Company leased 36 claims covering one square mile and staked an additional 100 claims totaling 2.75 square miles surrounding the leased claims comprising the PQ Property.

The PQ Property is located approximately 18 miles east of Wells, Nevada and approximately 8 miles north of the AuEx Ventures Inc. (“AuEx”) and Agnico Eagle (USA) Ltd. (“Agnico-Eagle”) West Pequop Project. Agnico-Eagle has recently staked claims that adjoin Miranda’s PQ Property on the southeast. Many companies are continuing aggressive claim staking in this area of the Pequop Mountains under the premise that the AuEx Long Canyon and West Pequop discoveries may represent a new gold trend in Nevada.  The geology on the property is a sedimentary rock sequence including limestone, shale and conglomerate.  These rocks are cut by predominately north- and west-northwest-trending faults. Locally, the fault zones control jasperoid and gossan occurrences and are marked by weak silicification and bleaching.  Limited rock chip sampling shows weakly anomalous gold and arsenic mineralization, and significantly anomalous mercury, antimony and zinc.

In 2008 Miranda conducted rock chip sampling and limited reconnaissance mapping on the property.  No additional anomalies were generated and only the original 36 leased claims were retained.

Miranda will be actively seeking a new partner to continue exploration on this property.

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

The Company targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan deposit to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonate rocks to the north are expected to occur under pediment gravel on ETTU. The Company has conducted no exploration on the ETTU claims. Airborne resistivity and magnetic surveys were acquired for the property and will be used to advance drill targets if and when a funding exploration partner is found.

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

The Company has reduced the size of the original claim blocks staked in 2007 and 2008.

Miranda will be actively seeking a new partner to continue exploration on this property.

Lookout property, Tooele County, Utah

In October 2006, Miranda staked lode claims that cover two unique areas of hydrothermally-altered and brecciated carbonate rocks that contain elevated gold, arsenic, antimony, mercury and thallium. These features indicate favorable geologic conditions known to be associated with sediment-hosted gold deposits.

Lookout is in the eastern portion of the Great Basin physiographic province, an area known to host economic, sediment-hosted gold deposits such as Mercur, Barney's Canyon and Melco. The property is 23 miles southwest of the 3.5 million ounce Mercur gold mine, which was active until 1997.  Miranda holds no interest in the Mercur, Barney’s Canyon and Melco gold deposits.  Miranda’s exploration strategy in Utah is to identify early-stage sediment-hosted gold opportunities in under-explored terrains.  Miranda geologists believe the Lookout project meets these criteria and systematic exploration is warranted.

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

To guide drill target selection, Miranda’s exploration team collected geochemical samples, mapped and prospected with a portable NITON x-ray fluorescence unit. The NITON measures elemental concentrations of rocks in the field and provides real time data to guide geochemical sampling.  Contractors completed a 497-station, property-wide gravity survey in fiscal 2007.  Interpretation of the gravity survey has identified numerous structural features and assisted in the design of a 561 station soil sampling survey.

Miranda will be actively seeking a new partner to continue exploration on this property.

Mexico project generation agreement

In early April 2008 Miranda signed an agreement with Y3K Exploration Company LLC (“Y3K”). Pursuant to the agreement, Y3K and its owner/manager, David Griffith, conducted a project generation program in Mexico to locate and acquire properties having the potential to host “large” deposits of any valuable metals and minerals.  The program was funded by and for the benefit of Miranda.  Y3K has accumulated an extensive database of potential mineral targets in Mexico and David Griffith has expertise in doing business, exploration and acquiring mining properties situated in Mexico.

Mr. Griffith has been active in Mexico for 15 years. While working as a geologist for Recursos Cruz del Sur S.A., Mr. Griffith took part in the La Esperanza discovery in 1993, currently known as the Cerro Jumil project that is now wholly-owned by Esperanza Silver Corporation, in the State of Morelos, Mexico.

Miranda engaged Y3K on a renewable 12-month contract to conduct a minimum annual exploration program of US$200,000 in calendar 2008.   A wholly owned Mexican subsidiary of Miranda is being organized to directly stake or acquire projects identified through the program.  Miranda and Y3K jointly established the work program and budget.

This program is a natural progression from the Company’s generative exploration in Nevada.  A Mexican program would allow the Company to have an active field season twelve months out of the year.  The Company’s exploration team will assist Mr. Griffith by advancing the acquired projects through exploration in preparation for offering the projects to potential joint venture partners.

By October 2008 two copper-gold targets have been identified for possible acquisition subject to land availability.  Initial reconnaissance evaluation or review of historic and current data has been conducted on both of these projects.  Miranda does not intend to renew the contract for calendar 2009 but will engage Y3K from time to time as required.

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with Canadian GAAP.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

Results of Operations for the year ended August 31, 2008, 2007 and 2006

The Company incurred a loss of $3,048,182 (2007 - $3,064,083; 2006 - $1,815,340) and a comprehensive loss of $3,079,006 for the year ended August 31, 2008 (2007 - $3,064,083; 2006 - $1,815,340).

Expenses for the year ending August 31, 2008 were $3,670,037 (August 31, 2007 - $3,551,446; August 31, 2006 - $2,277,928). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $2,085,358 (August 31, 2007 -

$1,932,678; August 31, 2006 - $1,527,576).  The increase for the year ended August 31, 2008 was 8% higher than the year ended August 31, 2007 and 36% higher than the year ended August 31, 2006.

Significant differences between the years follow:

Investor relations and travel and business promotion combined to $384,187 for the year ended August 31, 2008 (August 31, 2007 - $365,134; August 31, 2006 - $244,757).  The Company’s comprehensive market awareness campaign included attendance at investor conferences in North America and Europe.

Consulting fees and wages and benefits combined to $772,534 for the year ending August 31, 2008 (August 31, 2007 - $757,706 August 31, 2006 - $446,486).  The Company’s President is based in Reno and the Company has four full time employees based in our exploration office in Elko, Nevada.

Management fees for the year ending August 31, 2008 were $12,500 (August 31, 2007 - $42,500, August 31, 2006 - $104,494).  The fees for the 2006 fiscal year include a payment of $32,994 to Ubex Capital Inc., a company controlled by a Dennis Higgs, a director, for services related to helping arrange the sale of investment stock held for sale by the Company.  Ubex is no longer paid management fees.

Office rent, telephone, secretarial and sundry costs was the next most significant cost for the year ended August 31, 2008 was $130,949 (August 31, 2007 - $148,586; August 31, 2006 - $237,555).  Fees paid to a company controlled by Dennis Higgs, a director, for rent, telephone, secretarial, website, internet and office services included in this total were $nil for the year ended August 31, 2008 (August 31, 2007 - $10,000; August 31, 2006 - $127,700) and reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2008 were $6,740 (August 31, 2007 - $9,216; August 31, 2006 - $nil).  In the fiscal year ended August 31, 2006 the Company shared office space and personnel for the Vancouver office.

Property exploration costs in the year ended August 31, 2008 were $583,203 were net of recoveries from funding partners of $449,344 (August 31, 2007 - $397,678 net of $402,442; August 31, 2006 $300,730 net of $91,675).  In keeping with the Company’s change in accounting policy in 2006 exploration costs are expensed until such time as an economic reserve has been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $26,276 in the year ended August 31, 2008 (August 31, 2007 - $37,083; August 31, 2006 - $2,092).

In the year ended August 31, 2008 the Company received mineral property option payments totaling $263,664 (August 31, 2007 - $335,771; August 31, 2006 - $226,663).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the year ended August 31, 2008 the Company recognized $140,946 as mineral property option payments received in excess of cost (August 31, 2007 - $168,331; August 31, 2006 - $103,722).

In fiscal year 2006 the Company received net proceeds of $329,938 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas.

In fiscal year 2006 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson and Troy projects and the Company wrote off $46,499 of mineral property costs and $4,693 of computer equipment no longer being shared by the Company.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

B.

Liquidity and Capital Resources

Miranda’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s revenue from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all acquisition costs have been recovered.  Miranda does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of Miranda consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  Miranda anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

Miranda began the 2008 fiscal year with cash and cash equivalents of $7,481,150.   In the year ended August 31, 2008 the Company expended $1,365,013 on operating activities and $122,488 on investing activities and received $5,278,816 from financing activities to end on August 31, 2008 with $11,272,465 in cash and cash equivalents.  The cash equivalent component is $10,750,000 which has now been invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.

On October 5, 2007 Miranda closed a $4,683,000 non-brokered private placement.  A total of 4,460,000 units at $1.05 per unit (a “Unit”) were issued.  Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family purchased 2,400,000 Units and Exploration Capital Partners 1998-B Limited Partnership which is controlled by The Rule Family Trust purchased 1,465,000 Units.  Insiders and other investors purchased the remaining 595,000 Units.  Each Unit consisted of one common share (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional Share for a period of two years at a purchase price of $1.50 per Share.  If, after the expiry of all resale restrictions, the volume-weighted average Share price of Miranda is $2.10 or greater on the TSX Venture Exchange for any consecutive 10 days of trading, Miranda may, at its discretion, provide notice of an earlier expiry date of the Warrants, in which case the Warrants shall expire 30 business days after giving such notice.

During the year ended August 31, 2008 Miranda raised a total of $640,438 cash proceeds from the exercise of 563,750 share purchase warrants and $14,850 cash proceeds from the exercise of 55,000 stock options.

There are 7,307,052 common shares reserved for granting pursuant to the shareholder approved stock option plan (the “Plan”).  Before the following series of transactions there were 1,173,302 available to grant.

On February 1, 2008 the Directors granted Stock Options to Directors and officers on 1,170,000 shares of Miranda’s capital stock, exercisable for up to five years at a price of $0.70 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

On February 1, 2008 the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share.  The life of these stock options will remain unchanged.

Finally, the Directors with the consent of the option holders have cancelled 3,095,000 stock options previously granted to Directors and Senior Officers and no new options will be granted to any of these individuals for twelve months.

Management feels these adjustments have been made for the benefit of its shareholders and will provide additional incentive for the technical team upon whom Miranda relies for future exploration successes. At February 1, 2008 Miranda effectively reduced the number of stock options outstanding from 5,613,750 options to 3,688,750 options.  Subsequent to February 1, 2008 55,000 stock options were exercised so that at December 15, 2008 there were 3,633,750 stock options outstanding that as they vest, and depending on Miranda’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

At December 15, 2008 Miranda had 4,739,750 outstanding share purchase warrants at a weighted average exercise price of $1.49 which if all are exercised will raise $7.1 million.

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

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2008:

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

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of December 15, 2008, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham	Director, President and CEO	November 7, 2003 President of Miranda U.S.A. Inc. and on February 9, 2004 as President and Chief Executive Officer of Miranda

Dennis L. Higgs[3]	Director	May 4, 1993 and until February 1, 2006 Chief Financial Officer of Miranda
Steven Ristorcelli [1,2]	Director	February 20, 1995 and until July 29, 2003 Corporate Secretary of Miranda
G. Ross McDonald[1,3]	Director	August 9, 2006
James Cragg [2]	Director	December 13, 2004
Ian Slater[1,3]	Director	December 10, 2007
Doris Meyer	Chief Financial Officer and since June 1, 2006 Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003

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

Dennis L. Higgs

Dennis Higgs, B. Com is a director and until February 1, 2006 he was also the Chief Financial Officer of Miranda. Mr. Higgs has been a director of Miranda since 1993. Mr. Higgs is President of Senate Capital Group Inc., a private venture capital and resource management company.  He is also Chairman and a director of Uranerz Energy Corporation, a company engaged in exploration for uranium and listed on the NYSE Alternext (formerly the American Stock Exchange) and the Toronto Stock Exchange.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has thirty-three years experience from diversified mineral exploration and mining geology through to executive management; seventeen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of

Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham sits on the Uranerz Energy Corporation Advisory Board.

Steven Ristorcelli

Steven Ristorcelli is a director of Miranda and has served in this capacity since 1995. Mr. Ristorcelli brings thirty years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for seventeen years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

James Cragg

James F. Cragg is a director of Miranda and has served in this capacity since December, 2004.   He is a business and marketing consultant and until recently he was President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA.  He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is an Associate with Smythe Ratcliffe LLP, Chartered Accountants and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Corriente Resources Inc., Crescent Resources Corp., Dreamweaver Capital Corp. and Fjordland Exploration Inc. Mr. McDonald is an independent director.

Ian Slater

Ian Slater is a director of Miranda and has served in this capacity since December 10, 2007.  Mr. Slater was recommended to Miranda by the Lundin Group of companies following a 2008 financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, participated in an equity financing with Miranda.

Mr. Slater has been involved in the gold mining industry for 16 years and most recently was a partner with Ernst & Young where he led their mining practice. Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.  Mr. Slater is a director of Cornerstone Capital Resources Inc., P2P Health Systems Inc., Slater Mining Corporation, Zoloto Resources Ltd.  Mr. Slater is an independent director.

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration. Mr. Hebert brings twenty-four years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Seventeen of these years have been focused in Nevada.  Prior to joining Miranda in 2003 Mr. Hebert had been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint

Venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.  Mr. Hebert sits on the Uranerz Energy Corporation Advisory Board.

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

B.

Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. In the fiscal year ended August 31, 2008 Miranda paid $20,172 in director fees.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2008.

Name	Date of grant	Options granted	Exercise price	Expiry date
Dennis Higgs	February 1, 2008	130,000	$0.70	February 1, 2013
Steven Ristorcelli	February 1, 2008	97,000	$0.70	February 1, 2013
James F. Cragg	February 1, 2008	105,000	$0.70	February 1, 2013
G. Ross McDonald	February 1, 2008	99,000	$0.70	February 1, 2013
Ian Slater	February 1, 2008	100,000	$0.70	February 1, 2013

On February 1, 2008 the Directors granted a total of 1,170,000 stock options to directors and officers exercisable for up to five years at a price of $0.70 per share to vest 25% immediately and 25% every six months thereafter.   With the consent of the director and officer option holders, 3,095,000 stock options were cancelled. No new options will be granted to these directors and officers for twelve months

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed three fiscal financial years ended August 31.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2008 2007 2006	$148,000 $131,191 $115,425	Nil Nil Nil	Nil Nil Nil	277,000 (375,000)[3] (425,000)[3]	Nil Nil Nil
Doris A. Meyer (2) Chief Financial Officer/Corporate Secretary	2008 2007 2006	$Nil $Nil $Nil	Nil Nil Nil	$89,250 $76,500 $38,500	155,000 (175,000)[3] (275,000)[3]	Nil Nil

(1)

During the financial year ended August 31, 2008, Mr. Cunningham was paid US$147,000, the approximate Canadian dollar equivalent of $148,000 using an average exchange rate for the financial year of 1.00676.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

Doris Meyer was appointed Chief Financial Officer and Corporate Secretary of Miranda on February 1, 2006.  Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)

On February 1, 2008 the Directors granted a total of 1,170,000 stock options to directors and officers exercisable for up to five years at a price of $0.70 per share to vest 25% immediately and 25% every six months thereafter.   With the consent of the director and officer option holders, 3,095,000 stock options were cancelled. No new options will be granted to these directors and officers for twelve months

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$175,000, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Dennis Higgs, a director of Miranda, entered into an agreement (the “Higgs Agreement”) with Miranda dated February 1, 2006, pursuant to which Mr. Higgs, through Ubex Capital Inc. (“Ubex”), a private company owned by Mr. Higgs, provides consulting services to Miranda as an advisor and a director, and as a representative of Miranda at industry trade shows, for a monthly fee of $5,000 from February 1, 2006 until January 31, 2007, and thereafter for a monthly fee of $2,500 for a further 12-month period until the contract expired on January 31, 2008 and was not renewed.  In addition, the Higgs Agreement delegated the responsibility and authority to Mr. Higgs for sale, subject to approval of the terms thereof by the Board, of the shares of Gulf Coast Oil and Gas owned by Miranda now completed.  In consideration for this service, Miranda paid Ubex a commission equal to 10% of the net sales value (as defined in the Higgs Agreement) received by Miranda from the sale of the shares.  See Part 8 – Other Information – Interest of Informed Persons in Material Transactions.

Doris Meyer, the Chief Financial Officer and Corporate Secretary of Miranda since February 1, 2006, is party to a contracting agreement (the “Golden Oak Agreement”) dated February 1, 2006, with Miranda and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides administrative and bookkeeping services to Miranda, as well as performing other duties commensurate to the office of Chief Financial Officer, for an annual service fee of $96,600, which is to be reviewed and fixed annually by the Board of Miranda.  Miranda is also responsible for reimbursement of all costs incurred by Golden Oak on behalf of Miranda, and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak or Ms. Meyer in connection with Miranda’s business.  The Golden Oak Agreement is for an initial term of one year, to be renewed annually for subsequent one year terms unless terminated in accordance with its terms.  The Golden Oak Agreement may be terminated by Miranda for cause, as more particularly set out in the Golden Oak Agreement, or on 90 days’ written notice to Golden Oak or pay in lieu of notice of the service fee in effect at the time of notice for the 90-day notice period.  Golden Oak may terminate the Golden Oak Agreement on 90 days’ written notice to Miranda.

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

Our Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The members of the committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board and do not receive any separate cash remuneration for acting as members of the committee, however committee members are awarded additional stock options for each committee served on.

Audit committee charter

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

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

The Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Canadian GAAP. Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with Canadian GAAP.

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

Audit committee members

Messrs. G. Ross McDonald, Ian Slater and Steven Ristorcelli are members of the Audit Committee of the Board of Miranda. All are considered “independent” as that term is defined in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Mr. G. Ross McDonald is a Chartered Accountant and brings many years of experience in auditing public mining companies and is considered our financial expert. Mr. McDonald is a Chartered Accountant in public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, BC. Previously, Mr. McDonald was a sole practitioner, providing accounting, audit and tax services to a number of Vancouver mining company clients over the past 30 years. Mr. McDonald is a member in good standing of the Institute of Chartered Accountants of BC.

Mr. Slater was formerly Managing Partner for Ernst & Young’s Canadian Mining Practice. A Chartered Accountant he also spent six years as a partner for Arthur Andersen in Tashkent, Almaty and Moscow.  Mr. Slater is also considered a financial expert.

Steven Ristorcelli is a senior level businessman with experience in financial matters and is financially literate.

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

Compensation Committee

Miranda has established a Compensation Committee consisting of James Cragg and Steven Ristorcelli.  Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by Miranda with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business as Miranda.  The recommendations of the Compensation Committee are then presented to the Board for approval.

Under a charter adopted by the Board the Compensation Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:

•

Reviewing and approving and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board (if any), the President, the Chief Executive Officer and other members of the senior management team;

•

Recommendation of salary guidelines to the Board;

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

Corporate Governance and Nominating Committee

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are Ian Slater, Dennis Higgs and Ross McDonald.  A Corporate Governance and Nominating Committee charter was adopted by the Board defining the primary function of the Committee as assisting the Board to fulfill its oversight responsibilities by:

•

Assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members;

•

Assessing and improving the Company’s governance practices;

•

Proposing new nominees for appointment to the Board; and

•

Orienting new Directors.

D.

Employees

As of December 15, 2008, there are six directors of Miranda.  Two senior officers are employed on a full time basis. One of the directors, Kenneth Cunningham is a geologist and is President and Chief Executive Officer of both Miranda and of Miranda U.S.A., Inc., on a full time basis. One director, Dennis had a management contract with Miranda through his wholly owned private company, Ubex Capital Inc. until it expired on January 31, 2008.   Joe Hebert is Vice President Exploration and is employed on a full time basis.  Doris Meyer is Chief Financial Officer and Corporate Secretary of Miranda on a part-time basis pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd.  Miranda also employs three other full-time geologists based in Elko, Nevada and one investor relations person on a full time basis based in Vancouver, B.C.

E.

Share Ownership

The following table sets forth, as of December 15, 2008, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	1,490,500	3.13%
Dennis L. Higgs	Common	637,100	1.34%
Steven Ristorcelli	Common	620,000	1.30%
Joseph Hebert	Common	616,000	1.29%
James F. Cragg	Common	185,002	0.39%
Doris Meyer	Common	185,000	0.39%
G. Ross McDonald	Common	119,000	0.25%
Ian Slater	Common	100,000	0.21%

* Based on 44,892,010 common shares outstanding and as all of the options (2,510,000 as a group) and warrants (285,000 was a group) held by directors and officers as at December 15, 2008 were exercised.

Kenneth Cunningham owns 413,500 common shares, 1,027,000 stock options and 50,000 share purchase warrants;

Dennis Higgs owns 357,100 common shares directly and indirectly through private companies 100% owned by Dennis Higgs,   130,000 stock options and 150,000 share purchase warrants;

Steven Ristorcelli owns 218,000 common shares, 387,000 stock options and 15,000 share purchase warrants;

 Joseph Hebert owns 84,000 common shares, 507,000 stock options and 25,000 share purchase warrants;

 James Cragg owns 60,002 common shares, 105,000 stock options and 20,000 share purchase warrants;

 Doris Meyer owns 15,000 common shares and 15,000 common share purchase warrants indirectly through a private company owned 100% by Doris Meyer and Doris Meyer holds 155,000 stock options;

 G. Ross McDonald owns 10,000 common shares, 99,000 stock options and 10,000 share purchase warrants

Ian Slater holds 100,000 stock options.

As of December 15, 2008, the directors and officers held as a group, directly or indirectly, an aggregate of 1,161,102 common shares, 2,510,000 stock options and 285,000 share purchase warrants.

Options to Purchase Securities

Miranda’s Stock Option Plan (the “2006 Plan”) was approved by our shareholders on January 23, 2007.

Summary of the 2006 Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 7,307,052 common shares of Miranda, which represented 20% of the issued common shares of Miranda as of November 29, 2006, the date of approval of the 2006 Plan by the Board.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

The 2006 Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of nonqualified stock options.  The 2006 Plan provides that it will be administered by the Board of Miranda, but the Board may delegate to a committee of the Board any or all authority for administration of the 2006 Plan.  The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws.  The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof.  Options granted pursuant to the 2006 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee.  So long as Miranda is classified as a “Tier 2” issuer by the TSX Venture Exchange, options will vest and become exercisable in installments on a monthly, quarterly or annual basis (or a combination thereof) over a period of at least 18 months, but the Board may permit accelerated vesting in the event of a take-over bid or change of control of Miranda.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of December 15, 2008 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	250,000 500,000 277,000	$0.53 $0.71 $0.70	February 9, 2009 February 17, 2010 January 31, 2013
Dennis Higgs	Director	130,000	$0.70	January 31, 2013
Steven Ristorcelli	Director	140,000 150,000 97,000	$0.53 $0.71 $0.70	February 9, 2009 February 17, 2010 January 31, 2013
James F. Cragg	Director	105,000	$0.70	January 31, 2013
G. Ross McDonald	Director	99,000	$0.70	January 31, 2013
Joe Hebert	Sr. Officer	300,000 207,000	$0.71 $0.70	February 17, 2010 January 31, 2013
Doris Meyer	Sr. Officer	155,000	$0.70	January 31, 2013

Total Officers/Directors (7 persons)  2,510,000

Total Officers/Directors/Employees  3,633,750

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and senior officers of Miranda there is no shareholder of Miranda who owns directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares.

All holders of Miranda’s common shares have equal voting rights.

To the best of Miranda’s knowledge, Miranda is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Miranda’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

Miranda’s registered shareholder list for Miranda’s common stock, dated December 15, 2008 showed 43 registered shareholders and 44,892,010 shares outstanding of which 36 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 8,425,296 shares representing 18.8% of the issued and outstanding shares of Miranda.

B.

Related Party Transactions

During the year ended August 31, 2008, 2007 and 2006, the Company:

a)

paid $12,500 (2007 - $42,500; 2006 - $104,494) to a company controlled by a common director for management of the Company’s affairs and during the fiscal year ended 2006 the Company paid $71,500 in fees and an additional $32,994 for services related to helping arrange for the sale of investment stock held for sale by the Company;

b)

paid $6,740 (2007 - $19,216; 2006 - $127,700) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $89,250 (2007 - $76,500; 2006 - $38,500 ) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

included in wages and benefits are fees paid to independent directors of $22,652 (2007 - $20,173; 2006 - $13,077).

e)

included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

A director and officer of the Company holds a 10% interest in the Company’s Red Hill, BPV, CONO and Coal Canyon projects.

At August 31, 2008 an amount of $3,390 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2007 - $4,090). These amounts were settled in the ordinary course of business shortly after the year end.

Other than as disclosed above, there have been no transactions during the 2008 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

Dividends

Miranda has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Miranda does not presently have any intention of paying dividends. Our future dividend policy will be determined by its Board on the basis of earnings, financial requirements and other relevant factors.

B.

Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2008 other than disclosed in this Annual Report on Form 20-F and property update activities as reported in Note 7 to the financial statements for the year ended August 31, 2008.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Miranda’s common shares trade on the TSX Venture Exchange (“TSX.V”) under the trading symbol “MAD” and CUSIP # 604673103.  Miranda’s shares trade on the Frankfurt and Berlin Stock Exchange under the trading symbol “MRG” and the shares trade on the NASD OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2008	1.14	0.17
August, 2007	2.10	1.05
August, 2006	2.20	0.96
August, 2005	1.15	0.51
August, 2004	0.72	0.55

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales, Cdn.$

Period Ended	Volume	High	Low	Close
2/28/2007	7,034,600	2.08	1.52	1.68

5/31/2007	6,915,800	1.80	1.24	1.31
8/31/2007	5,310,900	1.62	1.05	1.16
11/30/2007	7,616,900	1.41	1.05	1.08
2/29/2008	6,528,500	1.14	0.55	0.76
5/31/2008	3,534,800	0.78	0.55	0.60
8/31/2008	2,729,000	0.65	0.40	0.46
11/30/2008	5,880,500	0.51	0.17	0.21

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales, Cdn$

Period Ended	High	Low
June 2008	0.65	0.57
July 2008	0.58	0.40
August 2008	0.51	0.42
September 2008	0.51	0.38
October 2008	0.40	0.17
November 2008	0.33	0.17

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

1.

On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont to earn an interest in Miranda’s PPM project. Piedmont will earn a 55% joint venture interest in the property by having paid Miranda US$25,000 before May 17, 2007 and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.

2.

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

3.

On March 11, 2008 the Company entered into an exploration agreement with an option to form a joint venture with Queensgate.  Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities over a five year period.  Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The expenditures include payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008 and by March 11, 2009 Queensgate will issue the Company another 100,000 common shares of Queensgate.

4.

On August 1, 2008 the Company signed a definitive agreement with Montezuma Mines Inc., a subsidiary of CMQ, superseding a letter of intent signed June 5, 2008 to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property with an effective date of August 1, 2008. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

5.

On August 15, 2008 the Company signed a definitive agreement, superseding a May 15, 2008 letter of intent, to enter into an exploration agreement with an option to form a joint venture with Newcrest.  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to the Lessor which will not count towards Newcrest’s earn-in commitment.

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

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Miranda Gold Corp. is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income.   Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income,” which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.  For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation.  Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

 ITEM 16

[RESERVED]

A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that G. Ross McDonald, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

B

CODE OF ETHICS

Miranda adopted a Code of Business Conduct and Ethics (the Code) on August 9, 2006 and it is posted on www.Sedar.com and on EDGAR and was attached as an exhibit to Miranda’s Annual Report for the fiscal year ended August 31, 2007.   All directors, officers, employees and consultants of Miranda will comply with the Code, which reaffirms Miranda’s high standards of business conduct.

As adopted, the Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

•

honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely and understandable disclosure in reports and documents that Miranda files with, or submits to, the Securities and Exchange Commission and in other public communications made by Miranda;

•

compliance with applicable governmental laws, rules and regulations;

•

protection of and respect for the confidentiality of information acquired in the course of work;

•

responsible use of and control over assets and resources; and

•

the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics.

C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual and special meeting held on January 22, 2008, the shareholders appointed Morgan & Company, Chartered Accountants (“Morgan”), to serve as the independent auditors for the 2008 fiscal year. Morgan acted as Miranda’s independent auditor for the fiscal years ended August 31, 2008 and 2007. The chart below sets forth the total amount billed Miranda by Morgan for services performed in the fiscal years 2008 and 2007, and breaks down these amounts by category of service in Cdn$.

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

"Tax Fees" are fees for professional services rendered by Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Morgan in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2008	Fiscal Year ended August 31, 2007
Audit Fees	$29,500	$32,000
Audit-Related Fees	$1,800	Nil
Tax Fees	$Nil	$3,000
All Other Fees	Nil	Nil
TOTAL	$31,300	$35,000

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2008, fees paid to Morgan were approved pursuant to the de minimus exception for tax services.

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

This annual report on Form 20-F includes the following financial statements of Miranda:

(a)

Auditor’s Report, dated December 15, 2008;

(b)

Consolidated Balance Sheets as of August 31, 2008 and August 31, 2007;

(c)

Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2008, August 31, 2007 and August 31, 2006;

(d)

Consolidated Statement of Shareholders Equity for the years ended August 31, 2008, August 31, 2007 and August 31, 2006;

(e)

Consolidated Statements of Cash Flows for the years ended August 31, 2008, August 31, 2007 and August 31, 2006;

(f)

Notes to Consolidated Financial Statements for the years ended August 31, 2008 and August 31, 2007.

ITEM 18

FINANCIAL STATEMENTS

Miranda has elected to provide financial statements pursuant to Item 17.

ITEM 19

EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
10.1	Revised Mining Lease agreement dated May 27, 2004 on the Coal Canyon property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.2	Revised Mining Lease agreement dated May 27, 2004 on the CONO property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.3	Revised Mining Lease agreement dated May 27, 2004 on the Red Hill property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.4	Revised Mining Lease agreement dated May 27, 2004 on the BPV property between Nevada North Resources and Miranda U.S.A., Inc. (1)
10.5	Mining Lease Agreement dated November 23, 2004 on the Horse Mountain Property between Bruce W. Miller and Miranda U.S.A., Inc. (1)
10.6	On March 4, 2004 Miranda entered into an exploration with an option to form a joint venture on the Redlich project with Newcrest Resources Inc. (2)
10.7	On October 13, 2004 Miranda entered into an exploration with an option to form a joint venture on the Red Canyon project with Newmont Mining Corporation(2)
10.8	On April 6, 2005 (amended April 8, 2005) Miranda entered into an into an exploration agreement with an option to form a joint venture on the Coal Canyon project with Golden Aria Corp(2)
10.9	In April 2005 Miranda signed a letter of intent to joint venture its BPV and CONO projects with Agnico-Eagle (USA), Ltd. (2)
10.10	On September 2, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Horse Mountain Property with Barrick Gold Exploration Inc.(2)
10.11	On September 28, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on the Fuse East Project with Placer Dome U.S., Inc. (2)

10.12	On October 27, 2005 Miranda entered into a Mining Lease Agreement on the Angel Wing Property (2). On December 19, 2006 the agreement was amended. (4)
10.13	On October 27, 2004 (amended November 17, 2005) Miranda entered into an exploration with an option to form a joint venture on the Red Hill project with Placer Dome U.S. Inc. (2)
10.14	On November 15, 2005, Miranda signed an exploration with an option to form a joint venture on the Fuse West project with Placer Dome U.S., Inc. (2)
10.15	On January 23, 2003 Miranda entered into an option agreement with Gerald Baughman to acquire the Redlich property. (3)
10.16	On April 9, 2003 Miranda and Gerald Baughman amended the agreement to acquire the Redlich property. (3)
10.17	On May 23, 2003 Miranda and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.18	On December 9, 2003 Miranda and Gerald Baughman further amended the agreement to acquire the Redlich property. (3)
10.19	On April 8, 2005 Miranda and Golden Aria amended its April 6, 2005 agreement on the Coal Canyon project (3)
10.20	On June 3, 2005 Miranda entered in to mining lease with Robert McCusker and Martha Gnam on the Iron point project (3).
10.21	On October 27, 2005 Miranda entered into a mining lease with Greg and Heidi Kuzma on the Angel Wings project (3).
10.22	On November 17, 2005 Miranda and Barrick amended its October 27, 2004 agreement on the Red Hill project (3)
10.23	On April 25, 2006 Miranda and Barrick amended the September 28, 2005 agreement on the Fuse West property. (3)
10.24

On October 12, 2006 Miranda signed a definitive agreement with Romarco Minerals Inc. to earn an interest in the Red Canyon property (replacing a Letter of Intent signed July 12, 2006) (3)  On July 20, 2007 the agreement was amended. (4)

10.25	On November 22, 2006 Miranda signed a letter agreement with White Bear Resources Inc. on the Iron Point property. (3)
10.26	On April 17, 2007 Miranda signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. on the PPM project. (4)
10.27	On May 15, 2007 Miranda signed an exploration agreement with option to form a joint venture with White Bear Resources Inc. on the Angel Wings project. (4)

10.28	On March 11, 2008 Miranda signed an exploration agreement with option to form a joint venture with Queensgate Resources Corporation on the Coal Canyon, BPV and CONO projects. (5)
10.29	On August 1, 2008 Miranda signed an exploration agreement with option to form a joint venture with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. on the Red Canyon project. (5)
10.30	On August 15, 2008 Miranda signed an exploration agreement with option to form a joint venture with Newcrest Resources Inc. on the Horse Mountain project. (5)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (5)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (5)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)

(1)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed February 20, 2007

(4)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 25, 2008

(5)

Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and

Corporate Secretary  Date: December 24, 2008

EXHIBIT INDEX

Exhibit Number	Description
10.28	On March 11, 2008 Miranda signed an exploration agreement with option to form a joint venture with Queensgate Resources Corporation on the Coal Canyon, BPV and CONO projects. (1)
10.29	On August 1, 2008 Miranda signed an exploration agreement with option to form a joint venture with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. on the Red Canyon project. (1)
10.30	On August 15, 2008 Miranda signed an exploration agreement with option to form a joint venture with Newcrest Resources Inc. on the Horse Mountain project. (1)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
99.1	Independent Auditors' Consent (1)

(1)

Filed as an exhibit to this annual report on Form 20F.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheets of Miranda Gold Corp. as at August 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended August 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended August 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

December 15, 2008                                                                        Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	AUGUST 31
	2008	2007

ASSETS

Current
Cash and cash equivalents	$11,272,465	$7,481,150
Amounts receivable	6,820	197,250
Interest receivable	234,325	80,203
GST receivable	30,421	15,310
Marketable securities (Note 5)	84,486	55,000
Advances and prepaid expenses	60,707	80,888

	11,689,224	7,909,801

Equipment (Note 6)	115,179	118,385
Mineral properties (Note 7)	342,974	256,773
	$12,147,377	$8,284,959

LIABILITIES

Current
Accounts payable and accrued liabilities	$143,909	$86,797

SHAREHOLDERS' EQUITY

Share capital (Note 8)	22,718,993	18,589,310
Contributed surplus (Note 8)	4,527,306	3,001,804
Warrants (Note 8)	1,168,817	-
Accumulated other comprehensive income	29,486	-
Deficit	(16,441,134)	(13,392,952)
	12,003,468	8,198,162
	$12,147,377	$8,284,959
Nature of Operations (Note 1)
Commitments (Note 10)
Subsequent Events (Note 7)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2008	2007	2006
			(restated Note 4)
Revenue
Management fees earned	$26,276	$37,083	$2,092
Mineral property income	140,946	168,331	103,722
Interest	454,633	281,949	166,448
	621,855	487,363	272,262
Expenses
Amortization	43,799	34,867	34,937
Consulting	110,460	103,649	97,473
Interest and foreign exchange	4,655	54,333	16,052
Insurance	53,940	37,122	40,122
Investor relations	258,868	295,833	104,836
Office rent, telephone, secretarial, sundry	130,949	148,586	237,555
Professional fees	66,375	66,408	102,758
Management fees (Note 11)	12,500	42,500	104,494
Property exploration costs (Schedule 1)	583,203	397,678	300,730
Stock based compensation	1,540,880	1,583,901	715,415
Travel and business promotion	125,319	69,301	139,921
Transfer agent and regulatory fees	77,015	63,211	34,622
Wages and benefits (Note 11)	662,074	654,057	349,013
	3,670,037	3,551,446	2,277,928

Operating loss	(3,048,182)	(3,064,083)	(2,005,666)

Gain on sale of investment (Note 5)	-	-	241,938
Loss on disposal of equipment	-	-	(420)
Write off of equipment	-	-	(4,693)
Write off of abandoned mineral properties	-	-	(46,499)

Net loss for the year	(3,048,182)	(3,064,083)	(1,815,340)
Unrealized loss on marketable securities (Note 5)	(30,824)	-	-
Comprehensive loss for the year	$(3,079,006)	$(3,064,083)	$(1,815,340)
Basic and diluted loss per share	$(0.07)	$(0.08)	$(0.05)
Weighted average number of shares outstanding	44,389,119	38,215,329	33,991,092

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2008	2007	2006
			(restated Note 4)
Cash provided by (used in):
Operating activities
Net loss for year	$(3,048,182)	$(3,064,083)	$(1,815,340)
Items not affecting cash:
Amortization	43,799	34,867	34,937
Accrued interest income	(154,122)	(70,910)	15,782
Stock based compensation	1,540,880	1,583,901	715,415
Loss on sale equipment	-	-	420
Write-off of abandoned mineral properties	-	-	46,499
Write-off of equipment	-	-	4,693
Gain on sale of investment	-	-	(241,938)
Non cash mineral property income	-	(29,399)	-
Change in non-cash working capital items:
Amounts receivable	190,430	(169,667)	(13,558)
GST receivable	(15,111)	(10,743)	(459)
Advances and prepaid expenses	20,181	(16,259)	32,199
Accounts payable and accrued liabilities	57,112	(2,360)	(11,549)
	(1,365,013)	(1,744,653)	(1,232,899)

Investing activities
Proceeds on sale of investment	-	-	329,938
Mineral property option recoveries	-	130,514	122,941
Proceeds on sale of equipment	-	-	350
Equipment purchases	(40,593)	(45,972)	(27,475)
Mineral property acquisitions	(81,895)	(81,944)	(56,771)
	(122,488)	2,598	368,983

Financing activities
Issue of share capital	5,338,288	2,773,838	4,258,494
Share issue costs	(59,472)	-	(48,060)
	5,278,816	2,773,838	4,210,434

Increase in cash and cash equivalents	3,791,315	1,031,783	3,346,518
Cash and cash equivalents, beginning of year	7,481,150	6,449,367	3,102,849
Cash and cash equivalents, end of year	$11,272,465	$7,481,150	$6,449,367

Cash and cash equivalents is comprised of:
Cash	$522,465	$481,150	$567,952
Short-term deposits	10,750,000	7,000,000	5,881,415
	$11,272,465	$7,481,150	$6,449,367

Supplemental disclosure of non-cash financing and investing activities note 13.

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2005	28,768,760	$ 10,493,824	$ 1,780,749	$ -	$ -	$ (8,062,564)	$ 4,212,009
Adjustment for adoption of accounting policy (Note 4)						(361,249)	(361,249)
Balance, August 31, 2005, as restated	28,768,760	10,493,824	1,780,749	-	-	(8,423,813)	3,850,760
Share issues:							-
Private placement	2,060,000	1,854,000	-	-	-	-	1,854,000
Share issue costs		(102,060)	-	-	-	-	(102,060)
Exercise of stock options	2,348,500	2,013,614	(788,770)	-	-	-	1,224,844
Exercise of warrants	3,089,250	1,268,637	(34,987)	-	-	-	1,233,650
Stock based compensation	-	-	715,415	-	-	-	715,415
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	15,378				15,378
Net loss	-	-				(1,815,340)	(1,815,340)
Balance, August 31, 2006	36,266,510	15,528,015	1,687,785	-	-	(10,239,153)	6,976,647
Adjustment for adoption of accounting policy (Note 4)	-	-	-	-	-	(89,716)	(89,716)
Balance, August 31, 2005, as restated	36,266,510	15,528,015	1,687,785	-	-	(10,328,869)	6,886,931
Share issues:
Exercise of warrants	2,494,500	2,371,725	(12,300)				2,359,425
Exercise of stock options	798,750	689,570	(275,157)				414,413
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	17,575	-	-	-	17,575
Stock based compensation			1,583,901				1,583,901
Net loss						(3,064,083)	(3,064,083)
Balance, August 31, 2007	39,559,760	18,589,310	3,001,804	-	-	(13,392,952)	8,198,162
Adjustment for adoption of accounting policy (Note 2)	-	-	-	-	60,310	-	60,310
Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	-	62,629	-	-	266,175
Share issue costs	-	(325,647)	-		-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)		-	-	640,438
Exercise of stock options	55,000	14,850	-		-	-	14,850
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,540,880		-	-	1,540,880
Net loss	-	-	-	-	-	(3,048,182)	(3,048,182)
Unrealized loss on marketable securities	-	-	-	-	(30,824)	-	(30,824)

Balance, August 31, 2008	44,892,010	$ 22,718,993	$ 4,527,306	$ 1,168,817	$ 29,486	$ (16,441,134)	$ 12,003,468

See notes to consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Year ended August 31, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 179,373	$ (179,373)	$ -
BPV	7,942	(7,585)	357
Coal Canyon	33,923	(32,989)	934
CONO	11,425	(10,796)	629
DAME	22,107	-	22,107
ETTU	244	-	244
General exploration	263,377	-	263,377
Horse Mountain	5,249	-	5,249
Iron Point	142,483	(142,483)	-
PPM	45,100	(14,542)	30,558
Pequop	8,412	-	8,412
Red Canyon	53,418	(51,508)	1,910
Red Hill	13,031	(10,068)	2,963
Redlich	54,689	-	54,689
	840,773	(449,344)	391,429
Utah:
Lookout	44,557	-	44,557

Mexico:
Property investigation costs	147,217	-	147,217

Property exploration costs	$ 1,032,547	$ (449,344)	$ 583,203

	Year ended August 31, 2007
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 94,342	$ (88,702)	$ 5,640
BPV	9,135	-	9,135
Coal Canyon	71,492	(50,357)	21,135
CONO	15,664	-	15,664
DAME	4,487	-	4,487
ETTU	4,638	-	4,638
General exploration	174,684	-	174,678
Horse Mountain	1,258	-	1,258
Iron Point	159,384	(156,866)	2,518
PPM	17,795	(2,764)	15,031
Red Canyon	106,604	(103,753)	2,851
Red Hill	2,365	-	2,365
Redlich	4,264	-	4,264
	666,112	(402,442)	263,664
Utah:
Lookout	134,014	-	134,014

Property exploration costs	$ 800,126	$ (402,442)	$ 397,678

	Year ended August 31, 2006
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 34,256	$ -	$ 34,256
BPV	3,660	-	3,660
Coal Canyon	30,835	(34,107)	(3,272)
CONO	7,331	-	7,331
DAME	51,139	-	51,139
ETTU	12,594	-	12,594
Fuse	252	(37,107)	(36,855)
General exploration	111,422	-	111,422
Horse Mountain	9,314	(20,461)	(11,147)
Iron Point	77,517	-	77,517
PPM	28,840	-	28,840
Red Canyon	15,061	-	15,061
Red Hill	3,210	-	3,210
Redlich	2,926	-	2,926
	388,357	(91,675)	296,682
Utah:
Lookout	4,048	-	4,048

Property exploration costs	$ 392,405	$ (91,675)	$ 300,730

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at August 31, 2008, the Company had an accumulated deficit of $16,441,134 and working capital of $11,545,315.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  They include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. The Company’s wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V. is inactive.  Significant intercompany transactions and balances were eliminated on consolidation.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Actual results could differ from these estimates.  Significant estimates and assumptions include those related to the recoverability of deferred mineral property expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, the existence of asset retirement obligations, stock based compensation valuations and values ascribed to related party transactions and balances and future income tax assets and liabilities.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based compensation and share purchase warrants issued in a private placement of units.  The Company uses historical data to determine volatility in accordance with Black-Scholes modelling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on share based compensation and hence results of operations, there is no impact on the Company’s financial condition.

c)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:

Computer equipment	30%
Field equipment	25%
Furniture and fixtures	20%

e)

Mineral Properties and Exploration Expenditures

Mineral property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Mineral property acquisition costs are capitalized and include cash consideration and the fair value of common shares and warrants issued for mineral property interests. For property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, payments are recorded in the accounts at the time of payment.  These costs are amortized over the estimated life of the property following commencement of commercial production.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Mineral property option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

f)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  No impairment was identified at August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

h)

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal for the years ended August 31, 2008, 2007 and 2006 as outstanding stock options and warrants were all anti-dilutive.

i)

Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise stated. Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

i)

monetary items at the rate prevailing at the balance sheet date;

ii)

non-monetary items at the historical exchange rate;

iii)

revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

j)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  As at August 31, 2008 and 2007, the Company had no material asset retirement obligations in respect to its mineral properties interests.

k)

Share capital

The Company records proceeds from share issuances, net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and at the date of issuance for other non-monetary transactions.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

l)

Warrants

The Company accounts for warrants using the relative fair value method.  Under this method, the value of warrants issued is measured at fair value at the issue date using the Black-Scholes valuation model and recorded as share capital if and when the warrants are exercised.  If the warrants expire unexercised the value of the warrants issued is transferred from Warrants to Contributed Surplus.

m)

Stock Based Compensation

The Company’s Stock Option Plan provides for granting of stock options to directors, officers, employees and consultants.  The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus.  Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently re-valued and adjusted on each vesting date.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

New accounting standards:

The Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA).

These accounting policy changes were adopted on a prospective basis on September 1, 2007 with no restatement of prior period financial statements.

The new standards and policies are as follows:

o)

Financial Instruments - Recognition and Measurement (Section 3855).

In accordance with this new standard the Company now classifies all financial instruments as held to maturity, available for sale, held for trading or loans and receivables.  Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Amounts receivable have been classified as loans and receivables. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investments in marketable securities, previously carried at cost less provision for other than temporary declines in value, are designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $30,824 related to its available-for-sale investments in accumulated other comprehensive income.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards (continued):

p)

Financial Instruments – Disclosures.

Replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 3).

q)

Financial Instruments – Presentation.

To enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 3).

r)

Capital Disclosures

Establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 9). Under this standard, the Company will be required to disclose the following:

• qualitative information about its objectives, policies and processes for managing capital;

• summary quantitative data about what it manages as capital;

• whether during the period it complied with any externally imposed capital requirement to which it is subject; and

• when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

s)

General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

t)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements now include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains and losses on its marketable security investments.

Cumulative changes in OCI are included in accumulated other comprehensive income which is presented as a new category within shareholders’ equity on the balance sheet.

u)

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008 the Company has not designated any hedging relationships.

Other than the effects on OCI, the adoption of the new standards had no other material impact on the Company’s financial statements on or before August 31, 2007, on transition at September 1, 2007 or in the year ended August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting pronouncements not yet adopted:

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at August 31, 2008 the majority of the Company’s cash was held in Canada in Canadian dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities are denominated in United States Dollars and are therefore subject to fluctuation in exchange rates.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

4.

CHANGE IN ACCOUNTING POLICY

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties by $450,965, increase the deficit by $361,249 and increase the loss by $89,716 for the year ended August 31, 2006.   The total effect of this change in accounting policy was to decrease mineral properties and increase the deficit by $450,965 as at August 31, 2006.

5.

MARKETABLE SECURITIES

At August 31, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 40,736	$ 40,736
Romarco Minerals Inc.	250,000	55,000	(11,250)	43,750
		55,000	29,486	84,846
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 55,000	$ 29,486	$ 84,486

At August 31, 2007, the Company has the following marketable securities recognized at cost:

Available-for-sale Securities	Number of Shares	Cost	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 52,810
Romarco Minerals Inc.	250,000	55,000	62,500
		55,000	115,310
Non-public companies:
White Bear Resources Inc.	200,000	-	-
		$ 55,000	$ 115,310

On September 1, 2007, pursuant to the adoption of Section 3855, Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $60,310 with a corresponding adjustment to accumulated other comprehensive income.  The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 the Company recognized an unrealized loss of $30,824 (2007 - $nil) on marketable securities.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

5.

MARKETABLE SECURITIES (continued)

The Company sold all of its common shares of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company) in fiscal year 2006 for a gain on investment of $241,938.

6.

EQUIPMENT

	August 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$107,392	$(59,556)	$47,836
Furniture and fixtures	17,002	(7,306)	9,696
Field equipment	141,711	(84,064)	57,647
	$266,105	$(150,926)	$115,179

	August 31, 2007
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$83,074	$(35,555)	$47,519
Furniture and fixtures	13,035	(5,243)	7,792
Field equipment	129,405	(66,331)	63,074
	$225,514	$(107,129)	$118,385

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES

note		August 31, 2007	Additions	Recoveries	August 31, 2008
	Nevada:
a	Redlich	$ -	$ 15,500	$ -	$ 15,500
b	Red Canyon	-	48,356	(48,356)	-
c	BPV	11,325	-	-	11,325
c	CONO	11,325	-	-	11,325
c	Coal Canyon	11,325	-	-	11,325
d	Red Hill	-	20,102	(20,102)	-
e	Fuse	-	-	-	-
f	ETTU	25,925	-	-	25,925
g	Horse Mountain	-	39,569	-	39,569
h	DAME	72,584	-	-	72,584
i	Iron Point	63,555	15,250	(15,250)	63,555
j	Angel Wings	60,734	39,009	(39,009)	60,734
k	PPM	-	-	-	-
l	PQ	-	31,132	-	31,132

	Mineral properties	$ 256,773	$ 208,919	$ (122,718)	$ 342,974

note		August 31, 2006	Additions	Recoveries	August 31, 2007
	Nevada:
a	Redlich	$ -	$ 26,100	$ (26,100)	$ -
b	Red Canyon	33,488	-	(33,488)	-
c	BPV	-	11,325	-	11,325
c	CONO	-	11,325	-	11,325
c	Coal Canyon	-	11,325	-	11,325
d	Red Hill	-	-	-	-
e	Fuse	28,015	-	(28,015)	-
f	ETTU	25,925	-	-	25,925
g	Horse Mountain	12,855	-	(12,855)	-
h	DAME	72,584	-	-	72,584
i	Iron Point	86,095	-	(22,540)	63,555
j	Angel Wings	55,264	39,444	(33,974)	60,734
k	PPM	10,468	-	(10,468)	-

	Mineral properties	$ 324,694	$ 99,519	$ (167,440)	$ 256,773

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

a)

Redlich Property, Esmeralda County, Nevada

On January 23, 2008 the Company paid the final $11,194 (US$11,250) and issued the final 15,000 two year share purchase warrants at an exercise price of $0.55 and a fair value of $4,306 (US$4,250) to complete the purchase of the Redlich Property subject to the owner retaining a 3% Net Smelter Return (‘NSR’) royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

From March 4, 2004 until it was terminated on February 20, 2008 Newcrest Resources Inc. (“Newcrest”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Newcrest paid the Company US$135,000 and incurred US$1,735,687 in exploration expenditures.

b)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a NSR royalty of 3% if the price of gold is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008 (paid subsequently)	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

From July 12, 2006 until it was terminated on March 4, 2008 Romarco Minerals Inc. (“Romarco”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Romarco delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 in exploration expenditures, including a 6,000 foot drill program.

On August 1, 2008 the Company signed a definitive agreement with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. (“CMQ”), superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property with an effective date of August 1, 2008. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
August 1, 2009 (obligation)	500,000
August 1, 2010	500,000
August 1, 2011	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008 (paid)	10,000	10,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total consideration	706,250	706,250

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008 (paid)	10,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total consideration	706,250

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada (continued)

On March 11, 2008 the Company entered into an exploration agreement with an option to form a joint venture with Queensgate Resources Corporation (“Queensgate”).  Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities over a five year period.  Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The expenditures include payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008 and by March 11, 2009 Queensgate will issue the Company another 100,000 common shares of Queensgate.

Due Dates	Exploration Expenditures US$
March 11, 2009 (obligation)	260,000
March 11, 2010	440,000
March 11, 2011	600,000
March 11, 2012	700,000
March 11, 2013	1,000,000
Total consideration	3,000,000

d)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total consideration	906,250

From October 27, 2004 until it was terminated on October 16, 2008 the Company had an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

e)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring annual work expenditures of US$247,500 and US$22,500 respectively for each property. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (received)	36,000	175,000	-	-
November 15, 2007 (received)	-	-	4,000	-
September 28, 2008 (received)	45,000	200,000	-	-
November 15, 2008 (received)	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

f)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

g)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a NSR royalty of 3.5%.  In May 2008 the Lessor reduced his NSR royalty from 3.5% to 3.0% in exchange for the Company having quit claimed 20 claims adjoining the Horse Mountain project to the Lessor.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor US$	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 (paid and met)	40,000	-	1,500 feet
November 23, 2008 (paid and met subsequently)	40,000	-	1,500 feet
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 and each year thereafter adjusted for inflation	1,200,000	-
Total consideration	1,620,000	25,000

On August 15, 2008 the Company signed a definitive agreement, superseding a May 15, 2008 letter of intent, to enter into an exploration agreement with an option to form a joint venture with Newcrest.  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to the Lessor which will not count towards Newcrest’s earn-in commitment.

Option Due Dates	Exploration Expenditures US$
May 15, 2009 (obligation)	500,000
May 15, 2010	750,000
May 15, 2011	1,000,000
May 15, 2012	1,000,000
Total consideration	3,250,000

h)   Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

i)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008 (paid)	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total consideration	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.  A second issue of 100,000 common shares of White Bear was due to be issued on the first anniversary of the agreement however the Company has agreed that White Bear may issue the shares on completion of White Bear’s Initial Public Offering in 2009.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (met)	-	100,000
November 22, 2008 (met)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total consideration	20,000	2,500,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

j)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid)	40,000
October 27, 2008 (paid subsequently)	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total consideration	1,540,000

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 15, 2007 (received)	30,000	-
October 15, 2008 (obligation)	-	300,000
May 15, 2009	-	300,000
May 15, 2010	-	400,000
May 15, 2011	-	500,000
May 15, 2012	-	500,000
Total consideration	30,000	2,000,000

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

k)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2008 Piedmont owed the Company $30,558 for exploration costs and Piedmont had not met its obligations.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
July 17, 2008 (obligation)	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total consideration	25,000	1,750,000

l)

PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property.

On March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.  The Company reimbursed the lessor $10,974 of claim location costs.  The claims staked by the Company fall within the lease’s area of interest and are subject to a NSR royalty of 2%. The Company has the option to buy up to two percentage points of the NSR for US$1,500,000 per percentage point.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
March 26, 2008 (paid)	20,000
March 26, 2009	30,000
March 26, 2010	40,000
March 26, 2011 and each year thereafter ($50,000 per year)	850,000
Total consideration	940,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

m)  Lookout Property, Tooele County, Utah

During the year ended August 31, 2006, the Company staked certain mining claims in Tooele County, Utah.

8.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuances:

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued as a finder’s fee pursuant to the private placement. The proceeds of the financing of $4,683,000 were allocated on a relative fair value basis as $3,581,117 to common shares and $1,101,882 as to warrants and the fair value of the finder’s fees of $266,175 were allocated as to $203,546 to common shares and $62,629 as to warrants.

The assumptions used in the Black-Scholes pricing model was a risk free interest rate of 4.27%, an expected volatility of 59.17% an expected life of 2 years and an expected dividend of zero.

If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.  Cash share issue costs were $59,472.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Cancelled	Balance, August 31, 2008
June 18, 2008	$ 0.27	55,000	-	(55,000)	-	-
February 9, 2009	$ 0.53	465,000	-	-	-	465,000
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	(125,000)	-
May 31, 2011 (1)	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	1,475,000	-	-	(1,475,000)	-
April 17, 2011 (1)	$ 0.70	425,000	-	-	-	425,000
August 8, 2011	$ 1.64	200,000	-	-	(200,000)	-
March 28, 2012	$ 1.54	1,400,000	-	-	(1,400,000)	-
March 28, 2012 (1)	$ 0.70	470,000	-	-	-	470,000
January 31, 2013 (1)	$ 0.70	-	1,170,000	-	-	1,170,000
		5,718,750	1,170,000	(55,000)	(3,200,000)	3,633,750

Weighted average exercise price		$ 1.44	$ 0.70	$ 0.27	$ 1.74	$ 0.69

All except 702,500 of the stock options were vested and exercisable at August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding (continued)

Expiry date	Exercise price	Balance, August 31, 2006	Issued	Exercised	Cancelled	Balance, August 31, 2007
December 14, 2006	$ 0.14	10,000	-	(10,000)	-	-
November 7, 2008	$ 0.23	250,000	-	(250,000)	-	-
June 18, 2008	$ 0.27	55,000	-	-	-	55,000
February 9, 2009	$ 0.53	615,000	-	(150,000)	-	465,000
February 17, 2010	$ 0.71	1,343,750	-	(370,000)	-	973,750
April 20, 2010	$ 0.71	18,750	-	(18,750)	-	-
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	-	125,000
May 31, 2011 (1)	$ 1.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	2,025,000	-	-	(125,000)	1,900,000
August 8, 2011	$ 1.64	200,000	-	-	-	200,000
March 28, 2012	$ 1.54		1,870,000	-	-	1,870,000
		4,772,500	1,870,000	(798,750)	(125,000)	5,718,750

Weighted average exercise price		$ 1.26	$ 1.54	$ 0.52	$ 1.92	$ 1.44

(1)

On February 1, 2008 the Directors granted stock options to directors and officers on 1,170,000 shares exercisable for up to five years at a price of $0.70 per share to vest 25% immediately and 25% every six months thereafter.   On that same day the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share; comprising 50,000 stock options expiring on May 31, 2011 that were priced at $1.70, 425,000 stock options expiring on April 17, 2011 that were priced at $1.92 and 470,000 stock options expiring on March 28, 2012 that were priced at $1.54.  Finally, with the consent of the insider option holders, 3,095,000 stock options were cancelled. No new options will be granted to these directors and officers for twelve months.

d)

Stock Based Compensation

During the year ended August 31, 2008, the Company recorded $1,540,880 in stock based compensation expense for a series of options vested during the year (2007 - $1,583,901; 2006 - $715,415). The remaining fair value of the series of options granted in fiscal year 2007 and 2008 of $362,716, less forfeitures if any, will be recognized as the options vest in 2008 and 2009.

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.  Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently re-valued and adjusted on each vesting. The fair value of the 1,170,000 options granted in fiscal 2008 was determined using a risk free interest rate of 3.30%, an expected volatility of 76.94%, an expected life of 5 years, and an expected dividend of zero for a fair value per option of $0.45.  The incremental fair value of the 945,000 options that were re-priced was determined using a risk free interest rate of 3.30%, an expected volatility ranging from 57.11% to 64.49%, a remaining expected life ranging from 3.21 to 4.17 years and an expected dividend of zero.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Expired	Balance, August 31, 2008
October 4, 2007	$ 1.15	552,500	-	(552,500)	-	-
January 23, 2008	$ 0.45	11,250	-	(11,250)	-	-
January 23, 2009	$ 0.50	11,250	-	-	-	11,250
October 4, 2009	$ 1.50	-	4,713,500	-	-	4,713,500
January 23, 2010	$ 0.55	-	15,000	-	-	15,000
		575,000	4,728,500	(563,750)	-	4,739,750

Weighted average exercise price		$ 1.12	$ 1.50	$ 1.14	$ -	$ 1.49

The $4,306 fair value of the 15,000 share purchase warrants issued in the year ended August 31, 2008 in connection with the Redlich mineral property was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: the risk free interest rate was 3.32%, the expected life is two years, the expected volatility is 56.8% and the expected dividend is zero for a fair value per warrant of $0.29.

Expiry date	Exercise price	Balance, August 31, 2006	Issued	Exercised	Expired	Balance, August 31, 2007
November 23, 2006	$ 0.70	25,000		(25,000)		-
February 10, 2007	$ 0.90	2,092,000		(1,992,000)	(100,000)	-
October 4, 2007	$ 1.15	1,030,000	-	(477,500)	-	552,500
January 23, 2008	$ 0.45	11,250	-		-	11,250
January 23, 2009	$ 0.50	-	11,250	-	-	11,250
		3,158,250	11,250	(2,494,500)	(100,000)	575,000

Weighted average exercise price		$ 0.98	$ 0.50	$ 0.95	$ 0.90	$ 1.12

9.

MANAGEMENT OF CAPITAL

The Company manages its cash, common shares, stock options and warrants as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

9.

MANAGEMENT OF CAPITAL (continued)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

10.

COMMITMENTS

Effective January 1, 2008 the Company entered into an agreement with Y3K Exploration Company LLC (“Y3K”).  The Company engaged Y3K to conduct a mineral exploration program in Mexico during the 2008 calendar year and the Company agreed to provide US$200,000 in exploration funding during this period. The program may be extended by mutual consent beyond this period. The Company is organizing a new Mexican subsidiary to acquire any mineral properties identified by Y3K for acquisition and accepted by the Company.  By August 31, 2008 the Company had funded approximately US$143,000 towards this commitment.

As at August 31, 2008, the Company has no other significant commitments with any parties other than disclosed in Note 7.

11.

RELATED PARTY TRANSACTIONS

During the year ended August 31, 2008, 2007 and 2006, the Company:

a)

paid $12,500 (2007 - $42,500; 2006 - $104,494) to a company controlled by a common director for management of the Company’s affairs and during the fiscal year ended 2006 the Company paid $71,500 in fees and an additional $32,994 for services related to helping arrange for the sale of investment stock held for sale by the Company;

b)

paid $6,740 (2007 - $19,216; 2006 - $127,700) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $89,250 (2007 - $76,500; 2006 - $38,500 ) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $22,652 (2007 - $20,173; 2006 - $13,077);

e)

included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

A director and officer of the Company holds a 10% interest in the properties described in Note 7(c).

At August 31, 2008 an amount of $3,390 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2007 - $4,090). These amounts were settled in the ordinary course of business shortly after the year end.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

12.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and the USA. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined federal and provincial income tax rates to the net loss before income taxes as follows:

	2008	2007

Combined statutory tax rate	32%	34%

Computed income tax benefit	$1,010,000	$1,050,000
Changes in temporary differences	28,000	25,000
Unrecognized items for tax purposes	(496,000)	(538,000)
Reductions in tax rates	(61,000)	-
Income tax losses not recognized	(481,000)	(537,000)

	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Capital assets	$7,000	$36,000
Exploration and development deductions	274,000	409,000
Non-capital losses carried forward	2,078,000	1,762,000
Other temporary differences	21,000	21,000
	2,380,000	2,228,000
Valuation allowance	(2,380,000)	(2,228,000)

	$-	$-

As at August 31, 2008 the Company has available losses for income tax purposes in Canada of approximately $2,936,000 and in the USA of approximately $3,755,000 which may be carried forward and applied against future taxable income when earned.

	CANADA	USA
Loss expiry year	CDN$	US$
2009	279,000	-
2010	464,000	-
2014	493,000	-
2015	183,000	-
2025	-	1,081,000
2026	480,000	573,000
2027	508,000	1,042,000
2028	529,000	1,059,000
	2,936,000	3,755,000

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2008, the available resource deductions amounted to approximately $794,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2008, the available resource deductions amounted to approximately $555,000.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

13.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended August 31, 2008, the Company issued 15,000 share purchase warrants with a fair value of $4,306 pursuant to the mineral property option agreement described in note 7 (a).

During the year ended August 31, 2007, the Company issued 11,250 share purchase warrants with a fair value of $17,575 pursuant to the mineral property option agreement described in note 7 (a).

During the year ended August 31, 2007, the Company received 200,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 pursuant to the mineral property exploration agreement described in note 7 (b).

During the year ended August 31, 2007, the Company had an amount of $11,325 included in amounts receivable that was offset to mineral property option payments received.

During the year ended August 31, 2006, the Company issued 11,250 share purchase warrants with a fair value of $15,378 pursuant to the mineral property option agreement described in note 7(a).

During the year ended August 31, 2006, the Company issued 60,000 share purchase warrants as finder’s fees with a value of $54,000 pursuant to a private placement described in note 8 (b)(1).

14.

SEGMENT INFORMATION

The Company operates in one business segment being the acquisition and exploration of mineral properties and has two geographical segments: USA and Mexico.  The total assets attributable to the geographical locations relate primarily to equipment and deferred mineral property costs and have been disclosed in notes 6 and 7.

15.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences in the Company’s financial statements from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

1)

Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

2)

Financial instruments and other comprehensive income

Effective September 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments.  These accounting statements have been adopted on a prospective basis and prior periods have not been restated.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

15.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

3)

Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary.  Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company accounted for the marketable security as held for sale.  In 2007 after the adoption of Section 3855 of the CICA Handbook marketable securities were designated as available for sale and no difference remains in the securities.

4)

Recently issued United States Accounting Standards

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter beginning September 1, 2008 and it had no material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Company’s fiscal year beginning January 1, 2009, with early application encouraged.  This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect that it will have a material impact on its consolidated financial statements.