Form 20-F
period 2009-08-31
MIRANDA GOLD CORP
filed 2009-12-14
CIK 942149

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2009

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

Unit 1 - 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

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

Yes  ☐

No   X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X

No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued

Other  X

By the International Accounting Standards Board   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X

Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes   ☐

No   X

Table of Contents

PART I

GLOSSARY OF TERMS

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................................	11
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE ....................................................................................	11
ITEM 3 KEY INFORMATION..........................................................................................................................................	11
A. SELECTED FINANCIAL DATA ...........................................................................................................................................................................................	11
B. CAPITALIZATION AND INDEBTEDNESS ...........................................................................................................................................................................	12
C. REASONS FOR THE OFFER AND USE OF PROCEEDS .........................................................................................................................................................	12
D. RISK FACTORS...	13

ITEM 4 INFORMATION ON MIRANDA................................................................................................................................................................	19
A. HISTORY AND DEVELOPMENT OF MIRANDA.....................................................................................................................................................................	19
B. BUSINESS OVERVIEW...	21
C. ORGANIZATIONAL STRUCTURE.........................................................................................................................................................................................	21
D. PROPERTY...	22

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................................................................	38
A. OPERATING RESULTS...	38
B. LIQUIDITY AND CAPITAL RESOURCES ..............................................................................................................................................................................	38
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES..............................................................................................................................................	39
D. TREND INFORMATION...	40
E. OFF-BALANCE SHEET ARRANGEMENTS............................................................................................................................................................................	40

MIRANDA DOES NOT HAVE ANY OFF-BALANCE SHEET ARRANGEMENTS. .............................................................................................................	40
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS................................................................................................................................................	40
G. SAFE HARBOR ...	41

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................................................................	41
A. DIRECTORS AND SENIOR MANAGEMENT ........................................................................................................................................................................	41
B. COMPENSATION...	44
C. BOARD PRACTICES ...	45
D. EMPLOYEES...	48
E. SHARE OWNERSHIP...	49

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................................................	51
A. MAJOR SHAREHOLDERS.......................................................................................................................................................................................................	51
B. RELATED PARTY TRANSACTIONS ....................................................................................................................................................................................	52
C. INTERESTS OF EXPERTS AND COUNSEL...........................................................................................................................................................................	53

ITEM 8 FINANCIAL INFORMATION......................................................................................................................................................................	53
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION............................................................................................................................	53
B. SIGNIFICANT CHANGES ......................................................................................................................................................................................................	53

ITEM 9 THE OFFER AND LISTING ....................................................................................................................................................................	53
A. OFFER AND LISTING DETAILS............................................................................................................................................................................................	53
B. PLAN OF DISTRIBUTION....................................................................................................................................................................................................	54
C. MARKETS...	55
D. DILUTION...	55
E. EXPENSES OF THE ISSUE....................................................................................................................................................................................................	55

ITEM 10 ADDITIONAL INFORMATION.............................................................................................................................................................	55
A. SHARE CAPITAL ...	55
B. MEMORANDUM AND ARTICLES OF ASSOCIATION ................................................................................................................................................................	56
C. MATERIAL CONTRACTS...	56
D. EXCHANGE CONTROLS...	56
E. TAXATION...	56
F. DIVIDENDS AND PAYING AGENTS...........................................................................................................................................................................................	56
G. STATEMENT BY EXPERTS.......................................................................................................................................................................................................	63
H. DOCUMENTS ON DISPLAY...	64
I. SUBSIDIARY INFORMATION......................................................................................................................................................................................................	64

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..............................................	64
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ................................................................	64
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................................................................	65
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS......................................................	65
ITEM 15 CONTROLS AND PROCEDURES........................................................................................................................................................	65
ITEM 16 [RESERVED] .....................................................................................................................................................................................................	65
A AUDIT COMMITTEE FINANCIAL EXPERT.................................................................................................................................................................................	65
B CODE OF ETHICS...	65
C PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................................................................................................................................................	66
D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ...........................................................................................................................	67
E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS .........................................................................................................	67

ITEM 17 FINANCIAL STATEMENTS.....................................................................................................................................................................	67
ITEM 18 FINANCIAL STATEMENTS.....................................................................................................................................................................	67
ITEM 19 EXHIBITS ...	67

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

 * Miranda has responded to Item 17 in lieu of responding to this Item

Glossary of terms

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in this Annual Report on Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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
5

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

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

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

6

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

7

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

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws.  These statements relate to future events or the Company’s future performance.  All statements other than statements of historical fact are forward-looking statements.  The use  of  any  of  the  words  "anticipate",  "plan",  "continue",  "estimate", "expect",  "may",  "will",  "project", "predict",   "potential",   "should", "believe"  and similar  expressions  is  intended to identify  forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

•

The Company’s strategies and objectives;

•

The Company’s interest and other expenses;

•

The Company’s tax position and the tax rates applicable to us;

•

Political  unrest or  instability  in foreign countries and its impact on the Company’s foreign assets;

•

The  timing  of  decisions   regarding   the  timing  and  costs  of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company’s exploration development projects;

•

The Company’s  estimates  of the  quantity  and quality of the Company’s mineral reserves and resources;

•

The Company’s planned  capital  expenditures  and the Company’s estimates of reclamation and other costs related to environmental protection;

•

The Company’s future capital costs, including the costs and potential  impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•

The Company’s financial and operating objectives;

•

The Company’s exploration, environmental, health and safety initiatives;

•

The availability  of  qualified   employees  for  the Company’s  operations; and

•

The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•

Risks that may affect the Company’s operating or capital plans

•

Risks generally  encountered in the development of mineral  properties  such as:

o

unusual  or  unexpected  geological  formations,

o

unanticipated  metallurgical  difficulties,

o

ground control problems,

o

adverse weather  conditions, and

o

process  upsets  and  equipment   malfunctions;

•

Risks associated  with labour  disturbances  and  unavailability  of skilled labour;

•

Risks associated with market  prices of the Company’s  principal  commodities,  which  are cyclical and subject to substantial price fluctuations;

•

Risks created through competition for mining properties;

•

Risks associated with having little or no history of production;

•

Risks associated with mineral reserve and resource estimates;

•

Risks posed by fluctuations in exchange rates and interest rates, as well as general economic  conditions;

•

Risks associated with  environmental compliance and changes in  environmental  legislation  and  regulation;

•

Risks associated with dependence on third party consultants and non-performance by  contractual   counterparties;

•

Risks   associated  with title claims and other title, license and permit risks;

•

Social and political  risks associated with operations in foreign countries;

•

Risks of changes in tax or royalty laws or their  interpretation;

•

Risks associated with tax reassessments and legal proceedings;

•

Risks associated with the loss of key personnel;

•

Risk related to indemnification of officers and directors;

•

Risks related to having limited financial resources;

•

Risk of dilution to present and prospective shareholdings;

•

Credit risk; and

•

Share price fluctuation risk

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•

General business and economic conditions;

•

Interest rates and foreign exchange rates;

•

The  supply  and  demand  for,  deliveries  of,  and the  level  and volatility  of prices of uranium, gold and silver;

•

The timing of the receipt of regulatory and  governmental  approvals for the Company’s development projects and other operations;

•

The  availability  of  financing  for the Company’s  development  projects  on reasonable terms;

•

The Company’s costs of production and the Company’s production and productivity  levels, as well as those of the Company’s competitors;

•

The Company’s ability to secure adequate transportation for the Company’s products;

•

The Company’s ability to procure  mining  equipment and operating  supplies in sufficient quantities and on a timely basis;

•

The Company’s ability to attract and retain skilled staff;

•

The  impact of  changes  in foreign exchange rates on the Company’s costs and results;

•

Engineering and construction timetables and capital costs for the Company’s development and expansion projects;

•

Costs of closure of various operations;

•

Market competition;

•

The accuracy of the Company’s reserve  estimates  (including,  with respect to size, grade and recoverability) and the geological,  operational and price assumptions on which these are based;

•

Tax benefits and tax rates;

•

The resolution of environmental  and other  proceedings or disputes; and

•

Ongoing relations with the Company’s employees and with the Company’s business partners.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors" in this Annual Report. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

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

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last five fiscal years ended August 31.

For the Year Ended August 31

	2009	2008	2007	2006	2005
	$	$	$	$	$
Operating Revenue	461,004	621,855	487,363	272,262	176,451
Loss for the year	2,336,961	3,048,182	3,064,083	1,815,340	2,100,705
Loss per share – basic and diluted	(0.05)	(0.07)	(0.08)	(0.05)	(0.08)
Total assets	10,367,054	12,147,377	8,284,959	6,976,088
Total liabilities	93,058	143,909	86,797	89,157	100,706
Working capital	9,958,099	11,545,315	7,823,004	6,454,957	3,130,854
Net assets	10,273,996	12,003,468	8,198,162	7,337,896	4,122,293
Capital stock	22,718,993	22,718,993	18,589,310	15,528,015	10,493,824
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	44,892,010	44,389,119	38,215,329	33,991,092	25,684,831

Miranda prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences in Miranda’s financial statements from those principles that Miranda would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2009, August 31, 2008, August 31, 2007, August 31, 2006 and August 31, 2005.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2009	$1.18
For the Year Ended August 31, 2008	$1.01
For the Year Ended August 31, 2007	$1.12
For the Year Ended August 31, 2006	$1.15
For the Year Ended August 31, 2005	$1.23

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2009	July 2009	August 2009	September 2009	October 2009	November 2009
High	$1.08	$1.08	$1.07	$1.06	$1.03	$1.04
Low	$1.16	$1.17	$1.11	$1.11	$1.10	$1.08

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.0552 as of December 9, 2009.

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

Legislation has been proposed in the U.S. Congress that could significantly affect the mining industry

Members of the U.S. Congress have periodically introduced bills to amend, supplant or alter the provisions of the General Mining Act of 1872. One such amendment has imposed a budget moratorium on the acceptance by the Bureau of Land Management of any new mineral patent applications since October 1994. Until that moratorium is lifted, the Bureau of Land Management will not accept any new mineral patent applications. The imposition of this moratorium has reduced our security of title provided by unpatented mining claims on U.S. federal lands and may adversely affect our ability to put such claims to any lawful use.

In January and April 2009, bills were introduced in both houses of the U.S. Congress to amend, supplant or alter the provisions of the General Mining Act of 1872.  As of July 2009, subcommittee-level hearings have been held on the bill introduced in the House of Representatives and committee-level hearings have been held on the bill introduced in the Senate.  Although the U.S. Congress has adopted no legislation to date, there can be no assurances that either of these bills will not be adopted in the future. These bills have proposed, among other things, to impose federal royalties on new production from mines on U.S. federal lands and a new fund to clean-up abandoned hardrock mine sites. If either of these bills is enacted in whole or in part, such legislation could change the cost of holding unpatented mining claims on U.S. federal lands, significantly impact our ability to develop mineralized material on U.S. federal unpatented mining claims, adversely affect the potential for development of unpatented mining claims on U.S. federal lands, adversely affect the economics of existing operating mines on U.S. federal unpatented mining claims, and adversely affect our financial performance.

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

Some of the directors and officers of Miranda are directors and officers of other companies, some of which are in the same business as the Company. Some of Miranda’s directors and officers will continue to pursue the acquisition, exploration and, if warranted, the development of mineral resource properties on their own behalf and on behalf of other companies, and situations may arise where they will be in direct competition with the Company. Miranda’s directors and officers are required by law to act in the best interests of the Company. They may have the same obligations to the other companies in respect of which they act as directors and officers. Discharge of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances; this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

RISKS RELATED TO MIRANDA’S SECURITIES AND THIS OFFERING

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

The market price of Miranda’s common shares has ranged from a high of $1.14 and a low of $0.17 during the twelve month period ended December 9, 2009. See “Market for Common Equity and Related Shareholder Matters”.  We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

There is no market for our common shares in the United States and you may not be able to readily sell your common shares

There is currently no market for our common shares in the United States.  We cannot assure you that any trading market for our shares will develop in the United States.  Consequently, you may not be able to readily sell your common shares.

Substantial Number of Authorized but Unissued Shares

Miranda has an unlimited number of common shares which may be issued by the Board of Directors without further action or approval of Miranda’s shareholders. While the Board of Directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.

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

On June 27, 2007 Barrick Gold Exploration Inc. (“Barrick”) terminated the September 2, 2005 option on the Horse Mountain project after having paid US$60,000 to Miranda and having expended US$873,000 in exploration expenditures thereby exceeding its requirements.  Barrick paid the annual Bureau of Land Management fees on this property due prior to September 2007.

On July 20, 2007 Miranda and Romarco Minerals Inc. (“Romarco”) amended their October 12, 2006 agreement on the Red Canyon property so that Romarco was obligated to drill 6,000 feet on the Red Canyon property by December 31, 2007, subject to permitting and drill rig availability, and in no event later than July 12, 2008.

Fiscal year ended August 31, 2008

On February 20, 2008 Newcrest Resources Inc. (“Newcrest”) terminated its option agreement on the Redlich property.

On March 4, 2008 Romarco satisfied its obligations pursuant to the agreement on Red Canyon property and then terminated its option agreement.

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

Fiscal year ended August 31, 2009 and subsequent

On October 16, 2008 Barrick terminated its option agreement on the Company’s Red Hill property.

On January 5, 2009 Barrick terminated its option agreement on the Company’s Fuse properties and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

On May 28, 2009 Newcrest terminated its option agreement on the Company’s Horse Mountain project.

In May 2009 Miranda announced that it had staked claims at the NEON project in Churchill County, Nevada.

On August 13, 2009 Miranda signed a mineral lease on the Oxen claims comprising the Big Blue project.

During the year ended August 31, 2009 the Company either allowed its claims to lapse or terminated the mineral leases on the Dame, Ettu, Horse Mountain and PQ properties.

On September 1, 2009 Miranda staked the 63 Moxen claims as an expansion of the Big Blue Project.

On October 1, 2009 Miranda signed an exploration agreement with option to form a joint venture with NuLegacy Gold Corporation (“NuLegacy) to earn an interest in Miranda’s Red Hill property.

In October 2009 Miranda staked 122 unpatented lode claims comprising the TAZ property in the Roberts Mountains in Eureka County, Nevada approximately 26 mi (42 km) northwest of the town of Eureka. The project is on the southern end of the Battle Mountain-Eureka Trend and covers approximately 3.8 square mi (9.8 sq km).

On October 28, 2009 Miranda leased 171 Alaska state mining claims from Range Minerals Inc. (“Range”) comprising the Ester Dome project in the Fairbanks Mining District approximately 5 mi (8 km) from Fairbanks, Alaska. The Ester Dome project covers approximately 13.8 sq. mi (35.7 sq. km).

On December 2, 2009 the Company executed an Association Agreement by and among ExpoGold Colombia S.A., Miranda Gold Corp., and the newly organized Miranda Gold Colombia II Ltd.; and the Colombian branch of Miranda Gold Colombia II Ltd.

Pursuant to the terms of the Association Agreement Miranda will issue, subject to approval of the TSX Venture Exchange, 350,000 common shares of the Company to ExpoGold and fund an annual exploration program of approximately US$600,000 in Colombia.   The Company has also secured a 180 day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D “Property”.

None of Miranda’s properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.

B.

Business Overview

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  Our primary focus is on gold exploration. We have varying interests in a number of mineral properties located in Nevada and more recently Alaska and we are dominantly, but not exclusively, focused on the Cortez Trend in Nevada.  The Company’s preferred approach is to joint venture our properties to other companies for their further more advanced exploration and development.

Presently we have 14 gold exploration projects in various stages of exploration.

The majority of the Company’s exploration projects are in Nevada with one project in Alaska.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse, Red Hill, Coal Canyon, BPV,CONO, Big Blue and TAZ projects located in Eureka County; the Neon project located in Churchill County; the Iron Point and  PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.

In November 2009 the Company leased the Ester Dome project in the Fairbanks Mining District in Alaska from Range Minerals Inc.

From early April 2008 until December 2008 the Company had a project generation agreement in Mexico with Y3K Exploration Company LLC, a company owned and controlled by David Griffith that did not result in the acquisition of any projects in Mexico.

On December 2, 2009 the Company made a strategic decision to conduct generative exploration in Colombia and has aligned itself with ExpoGold, a Colombian registered exploration company. Pursuant to the agreement ExpoGold and its manager Jaime Diaz will conduct a project generative program to locate and acquire properties with the potential to host large gold systems in Colombia. The program will be funded by Miranda. ExpoGold has accumulated an extensive database for target generation and has considerable expertise in conducting business, acquiring exploration and mining properties and executing exploration programs in Colombia. Mr. Diaz has over 16 years of experience in Colombian exploration and mine production and has consulted for the government as well as a number of international companies working in the region.

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

C.

Organizational Structure

We have one active wholly owned subsidiary being Miranda U.S.A., Inc. that was incorporated under the laws of the State of Nevada.

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

Angel Wing
Ppm
Iron Point
Carlin Trend
Battle Mountain / Eureka Trend
Cono
Bpv
Fuse
Red Hill
Neon
Coal Canyon
Red Canyon
Big Blue
Redlich
Miranda Properties
0
25
50
100 Miles
N
W
E
S

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)
Red Canyon	Leased/Red Canyon LLC	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-51	4,896
Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	36	NMC847420-26, NMC847427-43, NMC891145-56,	744
				Ready	6	NMC891157-62	124
				Set No.	71	NMC863668-76 (even), NMC863677-98, NMC863700, NMC863703-11, NMC863717-18, NMC889466, NMC889468-96, NMC944138, NMC944140	1,467
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074
				RP	27	NMC831504-29, NMC847956	558
Coal Canyon	Leased/Nevada North	see project description	Federal Lode - BLM	Coal	64	NMC847957-8020	1,322
Cono	Leased/Nevada North	see project description	Federal Lode - BLM	Cono	73	NMC831431-503	1,508
BPV	Leased/Nevada North	see project description	Federal Lode - BLM	BPV	43	NMC838260-300, NMC847954-55	888
Fuse E and W	Miranda		Federal Lode - BLM	Fuse	10	NMC889591-600	207
Neon	Miranda		Federal Lode - BLM	QT	52	NMC1007135-86	1,074
Iron Point	Lease/McClusky, Miranda	see project description	Federal Lode - BLM	MIP	28	NMC860188-215	578
				Ab Ovo	80	NMC893361-450	1,653
				JTK	36	NMC908688-723	744
				IP	34	NMC921955-88	702
PPM	Miranda		Federal Lode - BLM	PPM	49	NMC921940-46 (even), NMC921947-54, NMC966700-12 (even), NMC966713-42	1,012
Angel Wing	Leased/Kuzma	see project description	Federal Lode - BLM	Angel Wings	87	NMC854948-77, NMC930074-130	1,797
Big Blue	Leased/Jennings	see project description	Federal Lode - BLM	Oxen	10	NMC899726-29, NMC928599, NMC 928611, NMC933466, NMC933446, NMC933448, NMC933456, NMC934001	207
	Miranda		Federal Lode - BLM	Moxen	63	NMC1013943-1014005	1,302

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

Properties under third-party exploration funding agreements

As at December 9, 2009 Miranda’s funding partners are exploring and advancing the Red Canyon project, the Angel Wings and Iron Point projects, the Coal Canyon, BPV and CONO projects , the PPM project and the Red Hill project.

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

During the year ended August 31, 2009 Montezuma completed a first phase drill program at Red Canyon.  Three drill holes totaling 2,295 ft east and northeast of the Ice Zone were drilled. All holes intersected altered McColley Canyon Formation, beneath barren volcanic rocks or alluvium, and ended in the Lone Mountain dolomite. Elsewhere in the Cortez Trend the McColley Canyon Formation is a host rock for disseminated Carlin-style mineralization. When assays were received, Miranda and Montezuma geologists met for a peer review of the field data collected over the past year. Data include: geologic mapping, airborne magnetics, CSAMT, gridded soils and the recent drilling campaign. The peer review served as an open forum to systematically integrate and interpret project level data. Interpretations will assist with target identification and will guide future rounds of drilling.

Montezuma commenced a second phase of diamond core drilling in mid October 2009.  A 1,300 foot drilling program is anticipated in three core holes at the Ice Zone. Two core holes at Ice will provide high quality samples for:  verification of historic drill assay results near KR-001, a reverse-circulation drill hole with 95 feet of 0.117 ounce gold per ton from 20 to 115 feet; and direct observation of alteration, structure and lithologic patterns in the gold bearing host rocks.  Core information will guide the understanding of gold mineralization controls and enhance the exploration model. One vertical core hole will be drilled 1,445 feet east of KR-001 to test the McColley Canyon Formation below surface alteration and a gold / arsenic soil anomaly.

The Red Canyon project includes 237 unpatented lode mining claims (7.7 square miles) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes oxidized and silicified lower-plate carbonate rocks over a three square mile area.

Angel Wings, Elko County, Nevada

In September 2005, Miranda staked claims on northern projections of the vein systems at Angel Wings.

On October 27, 2005 Miranda entered into a 20 year mining lease with Greg and Heidi Kuzma for 30 unpatented lode mining claims with a sliding scale production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling US$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and certain work milestones.  On May 15, 2009 Miranda agreed with White Bear to extend the exploration commitment dates by a one year period.

On November 17, 2008 the Company loaned White Bear US$22,500 by way of an unsecured non-interest bearing promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering (“IPO”).  The proceeds of the promissory note were used by White Bear to pay half of the US$45,000 underlying lease payment that was due on October 27, 2008 and White Bear used its cash resources to pay the other half of the lease payment.

On November 10, 2009 White Bear completed its IPO to raise C$1 million and on November 11, 2009 the common shares of White Bear began trading on the TSX Venture Exchange under the trading symbol WBR.

Miranda, as service operator to White Bear, designed a 10 hole drill program of approximately 3,500 feet to test surface anomalies and the continuity and deeper extensions of historic drill intercepts. Four drill holes will test down-dip extensions of two outcropping veins that returned rock chip values ranging from 0.010 to 2.700 ounce gold per ton. One hole will test what appears to be an extension 1 mile north of these veins with values in rock chips ranging from 0.010 to 0.025 ounce gold per ton. The remaining five holes will test fault controlled and disseminated gold in limestone and basalt in three separate areas of the property.  The drill permit has been approved and White Bear has reclamation bonding in place for the initial drill program at Angel Wings.

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

White Bear can earn a 60% interest by spending US$2,500,000 in qualifying expenditures over five years. White Bear may then elect to earn an additional 10% interest (for a total of 70%) by funding a bankable feasibility study or by spending an additional US$10,000,000. A work expenditure of US$100,000 in the first year and US$200,000 in the second year are obligations with the following year work expenditures optional and escalating in the following three years. A US$20,000 payment has been made to Miranda and in January 2007 White Bear issued to Miranda 100,000 common shares in the capital of White Bear. A second issue of 100,000 common shares of White Bear was due to be issued on the first anniversary of the agreement however the Company has agreed that White Bear may issue the shares on completion of White Bear’s IPO.  The Company subsequently received the shares.

A three-hole drill program, funded by White Bear was completed in the spring of 2008.  Miranda, as service operator to White Bear, designed a drill program that tested three target areas for a total of 3,950 feet. One hole tested a north and northwest-trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils are anomalous in the area and rock samples show values up to 0.035 ounce gold per ton. A second drill hole tested for the contact of Ordovician age rocks with either older or younger rock formations in an area where historic drilling shows thick continuous zones of low–level gold.  The third hole tested the footwall of a north trending fault zone that may be a source of significant bedding controlled alteration extending east of the fault.  Drill cuttings were collected by ALS Chemex and are being held for assay pending White Bear’s IPO.  The samples are in the lab for assaying at the time of writing this Annual Report.

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

Due to current market conditions, Queensgate's work obligation for 2009 has been postponed until next year. As consideration for the postponed exploration program, an additional 100,000 shares of Queensgate's stock were issued to Miranda so that Miranda now owns 300,000 shares of Queensgate.

In the short term Queensgate will ensure that all lease and claim payments remain in good standing and Queensgate and Miranda geologists will peer review proposed Coal Canyon drill targets and a proposed mercury-gas survey at BPV and Cono, and initiate the permitting process for additional drill holes at Coal Canyon.

PPM, Humboldt County, Nevada

In September 2005 Miranda staked the PPM mining claims located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont whereby Piedmont may earn a joint venture interest in the PPM project. Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2009 Piedmont had not satisfied its obligations pursuant to this agreement and Piedmont owed the Company US$23,941 for exploration costs reimbursable to the Company.  The Company is expecting to recover the full amount owing.  Piedmont paid the annual claim holding costs due on September 1, 2009 to keep the mining claims in good standing.

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

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”), a private Nevada corporation, on the Red Canyon Property.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. NuLegacy may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.  NuLegacy paid Miranda US$11,000 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees. By October 31, 2009 NuLegacy issued 200,000 of its common stock to the Company.

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

As at December 9, 2009 Miranda is seeking funding partners to continue exploration programs to advance the Big Blue, Neon and Redlich projects.

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

The Company reduced its land position on September 1, 2009 retaining only core claims.

Miranda is seeking a joint venture partner to advance either the epithermal gold vein or the copper-molybdenum porphyry target on this property.

Big Blue Property, Lander County, Nevada

On August 13, 2009 Miranda leased 76 unpatented lode claims in the Toiyabe Range in Lander County, Nevada, which collectively comprise the Big Blue project. The project covers approximately two square miles and is located approximately 13 miles north of Austin, Nevada.

Miranda's interest was drawn to the area through a generative program evaluating a number of district-scale stream-sediment anomalies whose character has an affinity with large sediment-hosted gold districts in Nevada.

The property lies on the south margin of the Callaghan Window, a large area with lower-plate carbonate rocks exposed through the Roberts Mountains Thrust. Cambrian- through Silurian-age limestone, siltstone, sandstone and shale are overthrust by Ordovician upper-plate siliceous rocks. The lower-plate sequence in the window and on the Big Blue project includes Roberts Mountain Formation, Hanson Creek Formation, and Pogonip Formation, all of which are favorable hosts to large gold systems in Nevada. A west-northwest structural trend that extends through the central part of the project cuts both upper- and lower-plate rock and is locally altered and mineralized. Altered dikes within this trend are also locally mineralized.

Over one hundred and fifty historic rock samples on the property define an anomalous area approximately 8,000 feet long by 1,200 feet wide with values ranging from non-detectable to a high of 0.017 ounce gold per ton. A second smaller anomaly of approximately 2000 feet by 1,000 feet shows surface values ranging from non-detectable to a high of 1.2 oz ounce gold per ton. This highest value comes from a 3 foot chip sample within a structure within fractured upper-plate argillite and is duplicated by Miranda's own sampling.

Numerous companies have explored the Callaghan window. The most recent drilling was concentrated to the northeast and southeast of the Big Blue project. Multiple historic holes occur on the Big Blue project but none within the west-northwest-trending anomaly now controlled by Miranda.

The target analogue for the Big Blue project is the Northumberland District in the Toquima Range 39 miles south of Austin, Nevada where Fronteer Development Group Inc. is reported to be developing a resource of 3.19 million gold equivalent ounces. Both the Northumberland district and Miranda's Big Blue project are within lower-plate windows having typical stratigraphy of the major sediment-hosted gold districts in Nevada. Both projects show alteration and mineralization but are off the well-defined Carlin and Cortez Trends. The Northumberland and the Callaghan windows both are associated with similar district-scale stream-sediment anomalies.

Miranda signed a 20-year lease on the 76 Oxen claims. Miranda will pay $10,000 on the first anniversary of the agreement and will make annual advanced royalty payments through the term of the lease. The claims are subject to a Net Smelter Return royalty of 3% that is subject to a buy-down provision.

On September 1, 2009 Miranda expanded the Big Blue project by staking the 63 Moxen claims. The Moxen claims are not subject to the lease on the Oxen claims as they fall outside the area of interest.

Miranda plans an evaluation of the Big Blue property that will include mapping and geochemical sampling. In line with Miranda's business model, a joint venture partner will be sought to further explore the project.

Neon Property, Churchill County, Nevada

During the year ended August 31, 2009 Miranda acquired through staking 52 claims in the southwest Trinity Range, in Churchill County, Nevada that comprise the NEON Project. The project covers approximately 1.5 square miles and is located 27 miles northeast of Fernley, Nevada.

The Neon property was staked as an initial result of a Miranda generative program designed to secure gold exploration targets that can be generally characterized as quartz-tourmaline-gold systems related to intrusive rocks. The Spring Valley deposit, reported by Midway Gold Corp. as containing a 1.8 million ounce gold resource, is a first to demonstrate that quartz-tourmaline-gold systems can host significant gold deposits in Nevada.

The geology on the property and surrounding area includes Permian-Triassic meta-volcanic rocks. Variable amounts of tourmaline-bearing quartz veinlets occur throughout the meta-volcanic rocks on the project. Tourmaline in smaller quantities occurs as replacements, and within breccia and quartz stockwork. Predominant alteration types are bleaching and intense limonite oxidation. Twelve rock-chip samples taken by Miranda yield gold values in a range from non-detectable to a high of 0.473 ounce gold per ton. The high-grade sample has tourmaline in quartz and moderate to strong limonite. Trace elements associated with gold are bismuth and base metals suggesting an intrusive association for the gold system.

Miranda plans an evaluation of the Neon property that will include mapping and geochemical sampling. In line with Miranda's business model, a joint venture partner will be sought to further explore the project.

Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

Fuse (East and West), Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with the Cortez Joint Venture and the Buckhorn Joint Venture both managed by Barrick.   Barrick elected to terminate the agreements effective on January 5, 2009 and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.  The Company will maintain a core group of claims for this project.

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

The Company reduced its land position on September 1, 2009 retaining only core claims.

TAZ project, Eureka County, Nevada

In October 2009 Miranda staked 122 unpatented lode claims comprising the TAZ project in the Roberts Mountains in Eureka County, Nevada approximately 26 mi (42 km) northwest of the town of Eureka. The project is on the southern end of the Battle Mountain-Eureka Trend and covers approximately 3.8 square mi (9.8 sq km).

The property lies along the margin of a north-trending window that exposes lower-plate Devonian-age limestone through the Roberts Mountains Thrust. Similar Devonian age limestone is a favorable host for sediment-hosted gold systems elsewhere on the Battle Mountain –Eureka Trend.

The TAZ project shows alteration and geochemistry consistent with sediment-hosted gold deposits, favorable host rocks, and historic drilling that encountered significant gold mineralization. The sediment-hosted gold deposits owned by others including the Chert Cliff, Afgan-Kobeh, Gold Ridge and Gold Bar projects are clustered from 2 to 8 miles from the TAZ project.

The Gold Bar deposit which contained a gold resource exceeding one million ounces is 8 miles to the southwest and is a target analogue for the TAZ project.

Four companies previously explored for shallow oxide gold deposits on various portions of Miranda’s claims.  In 1996, BHP Minerals International drilled VC96-8 on the south end of the claim block.  This hole-includes 70 feet of 0.042 ounce gold per ton from 215-285 feet within a 135 foot zone of 0.025 ounce gold per ton from 215-350 feet.  The drill hole ended at a depth of 350 feet with the last five-foot sample returning 0.005 ounce gold per ton within Devils Gate Limestone

Regionally, stratigraphic hosts for gold mineralization occur in silty debris flow units within the Denay Formation, below the Devonian Devils Gate Limestone.  At TAZ, an initial and straight forward target would be to offset drill hole VC96-8 and drill deeper to test for more robust gold mineralization in the underlying Denay which is conventionally inferred to be a better host than the Devils Gate Formation.

Miranda intends to conduct geologic mapping and surface sampling to identify additional drill targets. In line with Miranda’s business model, a joint venture partner will be sought to further explore the project.

Ester Dome project, Fairbanks Mining District, Alaska

On October 28, 2009 the Company leased 171 Alaska state mining claims from Range Minerals Inc. (“Range”) comprising the Ester Dome project in the Fairbanks Mining District approximately 5 miles from Fairbanks, Alaska. The Ester Dome project covers approximately 13.8 square miles.

Although outside of Miranda’s normal exploration jurisdiction of Nevada, the Ester Dome acquisition presents Miranda a unique opportunity to control and explore a district-scale project with a historic gold endowment in excess of one million ounces.  The Fairbanks District has produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the Ester Dome project covers the majority of the upland source area for these 3 million ounces.  On the property, reported historic drilling returned a high-grade gold intercept with 19.7 feet of 2.7 ounces gold per ton justifying step out drilling with little advanced work required. Several of Miranda’s funding partners have expressed interest in this type of high-grade vein deposit.

To maintain the lease with Range, Miranda will pay annual escalating advance royalty payments, incur minimum work commitments and be subject to a gold price indexed NSR royalty.  In addition, subject to receipt of regulatory approval, to maintain the lease Miranda will issue the following share purchase warrants to Range:

•

100,000 within five days of receipt of exchange approval exercisable at $0.50.

•

100,000 at an exercise price of $0.55 on the first anniversary of the lease.

•

100,000 at an exercise price of $0.60 on the second anniversary of the lease.

All share purchase warrants will expire two years after the date of issue and be subject to terms and limitations required by Canadian and U.S. securities laws including a four month hold period.

The geology and mineralization on the Ester Dome project is prospective for high-grade vein deposits and shear-hosted gold deposits as well as large tonnage bulk minable gold deposits. The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults. The schist is cut by igneous stocks and sills, and mineralization appears to be intimately related to a Cretaceous intrusive event. The Ryan Lode deposit ( a reported 0.8 million ounce gold resource) is located approximately 2000 feet to the southeast of the Ester Dome property boundary. A deposit such as True North (a reported1.3 million ounce resource) hosted in imbricate shears provides a target analogue for Ester Dome.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration (“PDX”) for a nine-month period in 1998. PDX attempted to delineate a plus one million ounce resource within the nine-month period and drilled 14,620 feet in 21 core and 10 reverse circulation drill holes. Reported highlights of that drilling are given:

•

The best PDX hole (98EDC018) intersected 19.7 feet of 2.7 ounce gold per ton from 360 to 381 feet.

•

Seven holes proximal to 98EDC018 had intercepts that averaged 6.4 feet of 0.081 ounce per ton gold.

•

The last hole drilled by PDX (98EDC031) was a 500 feet step out from their area of focused drilling and intersected 10 feet of 0.513 ounce per ton gold at 673 feet. This hole was not followed up with additional drilling.

Over 12,000 surface soil and rock samples provide multiple undrilled gold anomalies on the property; several surface gold anomalies are on the scale of 0.6 – 1.2 miles long and 660 – 1,640 feet wide, including an anomaly that extends 1.2 miles from the significant PDX drill hole intercepts.

A large VLF (VLF uses very low frequency sound waves generated by military communication facilities to measure resistivity and conductivity of lithology) geophysical grid included in the property database appears to correlate well with inferred structures and will contribute to resolving and testing structural controls to mineralization.

The PDX final report recommends several targets for additional drilling that were not tested. Miranda will validate these PDX targets initially, and compile the large historic database to generate additional drill targets and begin field work in 2010. In line with Miranda’s business model as a prospect generator, a joint venture partner will be sought to further explore the project.

During or shortly after the year ended August 31, 2009 the Company either allowed the claims to lapse or terminated the underlying mineral leases for each of the:

1.

Horse Mountain project, Lander County, Nevada

2.

PQ Property, Elko County, Nevada

3.

ETTU and DAME Properties, Eureka County, Nevada

4.

Lookout property, Tooele County, Utah

Mexico project generation agreement

From early April 2008 until December 2008 Miranda was a party to an agreement with Y3K Exploration Company LLC (“Y3K”). Pursuant to the agreement, Y3K and its owner/manager, David Griffith, conducted a project generation program in Mexico to locate and acquire properties having the potential to host “large” deposits of any valuable metals and minerals.  The program was funded by and for the benefit of Miranda.  Y3K has accumulated an extensive database of potential mineral targets in Mexico and David Griffith has expertise in doing business, exploration and acquiring mining properties situated in Mexico.

Mr. Griffith has been active in Mexico for 15 years. While working as a geologist for Recursos Cruz del Sur S.A., Mr. Griffith took part in the La Esperanza discovery in 1993, currently known as the Cerro Jumil project that is now wholly-owned by Esperanza Silver Corporation, in the State of Morelos, Mexico.

Miranda engaged Y3K on a renewable 12-month contract to conduct a minimum annual exploration program of US$200,000 in calendar 2008.   Miranda did not renew the contract for calendar 2009 and did not acquire any projects in Mexico.

Colombia project generation agreement

On December 2, 2009 the Company signed an exclusive Association Agreement with ExpoGold, a Colombia registered company, to conduct generative exploration in Colombia. The addition of projects in Colombia to Miranda’s portfolio is a strategic decision to explore for world-class gold deposits in an underexplored jurisdiction in line with the objective of increasing shareholder value through discovery.

The Company’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Nevada by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries. The Company has established an association with a talented team of Colombian geologists who will act as our exploration team on the ground, a key requirement for a successful entry into a foreign jurisdiction.  Joe Hebert, Miranda’s Vice President of Exploration, has previously worked in Colombia and has previous worked with the principals of ExpGold.

Pursuant to the Association Agreement ExpoGold and its manager Jaime Diaz will conduct a project generative program to locate and acquire properties with the potential to host large gold systems in Colombia. The program will be funded by Miranda. ExpoGold has accumulated an extensive database for target generation and has considerable expertise in conducting business, acquiring exploration and mining properties and executing exploration programs in Colombia. Mr. Diaz has over 16 years of experience in Colombian exploration and mine production and has consulted for the government as well as a number of international companies working in the region. Miranda teaming with ExpoGold will provide superior experience, expertise and contacts for working in Colombia.

Pursuant to the terms of the Association Agreement, Miranda will issue, subject to the approval of the TSX Venture Exchange, 350,000 common shares of the Company to ExpoGold and fund an annual exploration program of approximately US$600,000. Miranda has also secured a 180 day first right of refusal to lease any of the 45 license applications controlled by ExpoGold. These applications cover approximately 123,000 hectares and are located in 14 discrete mining districts. Included in the 45 applications is the Pavo Real property.  Miranda has negotiated the terms to acquire this project and will execute a lease as soon as ExpoGold is granted the Pavo Real concession.  Preliminary fieldwork on this and other select projects is ongoing.

Miranda is in the process of establishing a branch office of a newly organized B.C. corporation, Miranda Gold Colombia II Ltd to work with ExpoGold.  Miranda Gold Colombia will seek either a strategic funding partner to share in exploration costs or will seek joint venture partners to explore individual projects such as Pavo Real.

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

The data disclosed in this Annual Report have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

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

Results of Operations for the year ended August 31, 2009, 2008 and 2007

The Company incurred a loss of $2,336,961 (2008 - $3,048,182; 2007 - $3,064,083) and a comprehensive loss of $2,267,022 for the year ended August 31, 2009 (2008 - $3,079,024; 2007 - $3,064,083).

Expenses for the year ending August 31, 2009 were $2,659,086 (2008 - $3,670,037; 2007 - $3,551,446).

Significant differences between the years follow:

Investor relations and travel and business promotion combined to $337,637 for the year ended August 31, 2009 (2008 - $384,187; 2007 - $365,134).  The investor relations programs in fiscal 2009 included attendance at six conferences, in-house bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.

Consulting fees and wages and benefits combined to $960,396 for the year ending August 31, 2009 (2008 - $772,534; 2007 - $757,706).  The Company’s President is based in Reno and the Company has four full time employees based in our exploration office in Elko, Nevada and one full time investor relations manager in Vancouver.  The increase in the current year over the previous years was due to an increase in salaries and an increase in the use of investor relations and technical consultants.

Management fees for the year ending August 31, 2009 were $nil (2008 - $12,500; 2007 - $42,500).  The fees for the 2008 and 2007 fiscal years were paid to Ubex Capital Inc., a company controlled by a Dennis Higgs, a director. Ubex is no longer paid management fees.

Office rent, telephone, secretarial and sundry costs was the next most significant cost for the year ended August 31, 2009 was $158,042 (2008 - $130,949; 2007 - $148,586).  Reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2009 were $6,619 (2008 - $6,740; 2007 - $9,216).  These costs are expected to continue at these levels.  In the year ended August 31, 2007 a company controlled by Dennis Higgs was paid $10,000 for reimbursements of out-of-pocket costs.

Property exploration costs in the year ended August 31, 2009 were $469,110 were net of recoveries from funding partners of $318,005 (2008 - $583,203 net of $449,344; 2007 - $397,678 net of $402,442).  In keeping with the Company’s accounting policy exploration costs are expensed until such time as an economic reserve has been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $16,920 in the year ended August 31, 2009 (2008 - $26,276; 2007 - $37,083).

In the year ended August 31, 2009 the Company received mineral property option payments totaling $238,837 (2008 - $140,946; 2007 - $298,845).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the year ended August 31, 2009 the Company recognized $238,837 as mineral property option payments received in excess of cost (2008 - $140,946; 2007 - $168,331).

In fiscal year 2009 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Dame, Ettu, Horse Mountain and PQ projects and the Company wrote off $169,210 (2008 - $nil; 2007 - $nil) of mineral property costs.

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

Miranda began the 2009 fiscal year with cash and cash equivalents of $11,272,465.   In the year ended August 31, 2009 the Company expended $1,549,887 on operating activities and $34,962 on investing activities to end on August 31, 2009 with $9,687,616 in cash and cash equivalents.  The cash equivalent component of $9,429,180 is invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.

 There are 5,425,750 stock options outstanding pursuant to the shareholder approved stock option plan (the “Plan”). The majority of these stock options are “out-of-the-money”.

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

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2009:

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

ITEM 6

            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of December 9, 2009, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

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

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has thirty-four years experience from diversified mineral exploration and mining geology through to executive management; eighteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Placer Dome, Newcrest and Barrick. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham sits on the Uranerz Energy Corporation Advisory Board.

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

Steven Ristorcelli

Steven Ristorcelli is a director of Miranda and has served in this capacity since 1995. Mr. Ristorcelli brings thirty years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada for eighteen years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is an Associate with Smythe Ratcliffe LLP, Chartered Accountants and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Corriente Resources Inc., Dreamweaver Capital Corp. and Fjordland Exploration Inc. Mr. McDonald is an independent director.

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

Mr. Slater has been involved in the gold mining industry for seventeen years and most recently was a partner with Ernst & Young where he led their mining practice. Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.  Mr. Slater is a director of IBC Advanced Alloys Corp., P2P Health Systems Inc., and Slater Mining Corporation.  Mr. Slater is an independent director.

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

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration. Mr. Hebert brings twenty-five years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Eighteen of these years have been focused in Nevada.  Prior to joining Miranda in 2003 Mr. Hebert had been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.  Mr. Hebert sits on the Uranerz Energy Corporation Advisory Board.

B.

Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. In the fiscal year ended August 31, 2009 Miranda paid $28,462 in director fees.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2009.

Name	Date of grant	Options granted	Exercise price	Expiry date
Dennis Higgs	February 25, 2009	85,000	$0.35	February 25, 2014
Steven Ristorcelli	February 25, 2009	197,000	$0.35	February 25, 2014
James F. Cragg	February 25, 2009	85,000	$0.35	February 25, 2014
G. Ross McDonald	February 25, 2009	115,000	$0.35	February 25, 2014
Ian Slater	February 25, 2009	105,000	$0.35	February 25, 2014

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2009.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2009	$206,220	Nil	Nil	615,000	Nil
Doris A. Meyer (2) Chief Financial Officer/Corporate Secretary	2009	$Nil	Nil	$96,600	175,000	Nil

(1)

During the financial year ended August 31, 2009, Mr. Cunningham was paid US$175,000, the approximate Canadian dollar equivalent of $206,220 using an average exchange rate for the financial year of 1.1784.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

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

1.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of Miranda.

2.

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

Recommendation of salary guidelines to the Board;

Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

Research and identification of trends in employment benefits;

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

Assessing and improving the Company’s governance practices;

Proposing new nominees for appointment to the Board; and

Orienting new Directors.

D.

Employees

As of December 9, 2009, there are five full time employees in Nevada, one full time employee in Vancouver and  Doris Meyer the Chief Financial Officer and Corporate Secretary of Miranda is retained pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd.

E.

Share Ownership

The following table sets forth, as of December 9, 2009, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	1,809,000	3.71%
Dennis L. Higgs	Common	558,600	1.15%
Steven Ristorcelli	Common	662,000	1.36%
Joseph Hebert	Common	941,000	1.93%
James F. Cragg	Common	250,002	0.51%
Doris Meyer	Common	345,000	0.71%
G. Ross McDonald	Common	224,000	0.46%
Ian Slater	Common	205,000	0.42%

* Based on 44,892,010 common shares outstanding and as if all of the options (3,847,000 as a group) held by directors and officers as at December 9, 2009 were exercised.

Kenneth Cunningham owns 417,000 common shares and 1,392,000 stock options;

Dennis Higgs owns 343,600 common shares directly and indirectly through private companies 100% owned by Dennis Higgs and 215,000 stock options;

Steven Ristorcelli owns 218,000 common shares and 444,000 stock options;

 Joseph Hebert owns 84,000 common shares and 857,000 stock options;

 James Cragg owns 60,002 common shares and 190,000 stock options;

 Doris Meyer owns 15,000 common shares indirectly through a private company owned 100% by Doris Meyer and Doris Meyer holds 330,000 stock options;

 G. Ross McDonald owns 10,000 common shares and 214,000 stock options;

Ian Slater holds 205,000 stock options.

As of December 9, 2009, the directors and officers held as a group, directly or indirectly, an aggregate of 1,147,602 common shares and 3,847,000 stock options.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of December 9, 2009 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	500,000 277,000 615,000	$0.71 $0.70 $0.35	February 17, 2010 January 31, 2013 February 25, 2014
Dennis Higgs	Director	130,000 85,000	$0.70 $0.35	January 31, 2013 February 25, 2014
Steven Ristorcelli	Director	150,000 97,000 197,000	$0.71 $0.70 $0.35	February 17, 2010 January 31, 2013 February 25, 2014
James F. Cragg	Director	105,000 85,000	$0.70 $0.35	January 31, 2013 February 25, 2014
G. Ross McDonald	Director	99,000 115,000	$0.70 $0.35	January 31, 2013 February 25, 2014
Ian Slater	Director	100,000 105,000	$0.70 $0.35	January 31, 2013 February 25, 2014
Joe Hebert	Sr. Officer	300,000 207,000 350,000	$0.71 $0.70 $0.35	February 17, 2010 January 31, 2013 February 25, 2014
Doris Meyer	Sr. Officer	155,000 175,000	$0.70 $0.35	January 31, 2013 February 25, 2014

Total Officers/Directors (7 persons)  3,847,000

Total Officers/Directors/Employees  5,325,750

ITEM 7

            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

Global Strategic Management Inc. who reported at January 7, 2009 as holding 2,819,950 common shares of Miranda or 6.3% and on February 6, 2009 in a joint filing by Exploration Capital Partners 1998-B Limited Partnership, Resource Capital Investment Corporation, Rule Family Trust udt 12/17/98 and Arthur Richards Rule, individually reported to jointly hold 3,398,000 or 7.6% of Miranda’s common shares.

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

Miranda’s registered shareholder list for Miranda’s common stock, dated December 9, 2009 showed 48 registered shareholders and 44,892,010 shares outstanding of which 42 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 8,206,563 shares representing 18.3% of the issued and outstanding shares of Miranda.

B.

Related Party Transactions

During the year ended August 31, 2009, 2008 and 2007, the Company:

a)

paid $nil (2008 - $12,500; 2007 - $42,500) to a company controlled by a common director for management of the Company’s affairs;

b)

paid $6,619 (2008 - $6,740; 2007 - $19,216) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $96,600 (2008 - $89,250; 2007 - $76,500 ) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $28,462 (2008 - $22,652; 2007 - $20,173);

e)

in the year ended August 31, 2008, included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

At August 31, 2009 an amount of $4,793 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2008 - $3,309). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in the Company’s Red Hill, BPV, CONO and Coal Canyon projects.

At August 31, 2009 an amount of $4,793 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2008 - $3,309). These amounts were settled in the ordinary course of business shortly after the year end.

Other than as disclosed above, there have been no transactions during the 2009 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

B.

Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2009 other than disclosed in this Annual Report on Form 20-F and property update activities as reported in Note 6 and 7 to the financial statements for the year ended August 31, 2009.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Miranda’s common shares trade on the TSX Venture Exchange (“TSX.V”) under the trading symbol “MAD” and CUSIP # 604673103.  Miranda’s shares trade on the Frankfurt and Berlin Stock Exchange under the trading symbol “MRG” and the shares trade on the NASD OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2009	0.51	0.17
August, 2008	1.14	0.17
August, 2007	2.10	1.05
August, 2006	2.20	0.96
August, 2005	1.15	0.51

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High	Low	Close
2/28/2008	6,526,909	$1.14	$0.55	$0.76
5/31/2008	3,533,711	$0.78	$0.55	$0.60
8/31/2008	2,728,249	$0.65	$0.42	$0.46
11/30/2008	5,879,393	$0.51	$0.17	$0.21
2/29/2009	3,256,529	$0.45	$0.18	$0.37
5/31/2009	3,207,659	$0.40	$0.25	$0.40
8/31/2009	3,626,580	$0.44	$0.33	$0.34
11/30/2009	6,458,399	$0.66	$0.32	$0.55

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High	Low
June 2009	$0.44	$0.33
July 2009	$0.40	$0.30
August 2009	$0.40	$0.33
September 2009	$0.41	$0.32
October 2009	$0.46	$0.36
November 2009	$0.66	$0.43

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated from a low of $0.17 during Fiscal 2009 to a high of $0.51 and the most recent six months from a low of $0.32 to a high of $0.66. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

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

C.

Material Contracts

The Company has not entered into any material contracts outside of the ordinary course of business for the two years immediately preceding publication of the document.

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

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial year ended August 31, 2009, Morgan & Company, Chartered Accountants, served as Miranda’s auditor and have served as auditor of Miranda since November 23, 1993.

The chart below sets forth the total amount billed Miranda by Morgan for services performed in the fiscal years 2009 and 2008, and breaks down these amounts by category of service in Cdn$.

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

"Tax Fees" are fees for professional services rendered by Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Morgan in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2009	Fiscal Year ended August 31, 2008
Audit Fees	$34,500	$29,500
Audit-Related Fees	$1,750	$1,800
Tax Fees	$13,050	$Nil
All Other Fees	Nil	Nil
TOTAL	$49,300	$31,300

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Morgan. Any services provided by Morgan that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2009, fees paid to Morgan were approved pursuant to the de minimus exception for tax services.

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)

Auditor’s Report, dated December 9, 2009;

b)

Consolidated Balance Sheets as of August 31, 2009 and August 31, 2008;

c)

Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2009, August 31, 2008 and August 31, 2007;

d)

Consolidated Statement of Shareholders Equity for the years ended August 31, 2009, August 31, 2008 and August 31, 2007;

e)

Consolidated Statements of Cash Flows for the years ended August 31, 2009, August 31, 2008 and August 31, 2007;

f)

Notes to Consolidated Financial Statements for the years ended August 31, 2009 and August 31, 2008.

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

(1)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)

filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008

(4)

Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and

Corporate Secretary  Date: December 9, 2009

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)

Filed as an exhibit to this annual report on Form 20F.

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our report dated December 19, 2009 on the consolidated financial statements of Miranda Gold Corp. as at August 31, 2009 and 2008, and for the years ended August 31, 2009, 2008 and 2007 that are included in the Company's Annual Report Form 20-F filing.

Vancouver, Canada                                                                                          “Morgan & Company”

December 9, 2009

Chartered Accountants

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheets of Miranda Gold Corp. as at August 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for the years ended August 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended August 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

December 9, 2009                                                                        Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	August 31	August 31
	2009	2008

ASSETS

Current
Cash and cash equivalents	$9,687,616	$11,272,465
Amounts receivable	18,769	6,820
Interest receivable	129,130	234,325
GST receivable	2,819	30,421
Marketable securities (Note 4)	141,425	84,486
Advances and prepaid expenses	71,398	60,707
	10,051,157	11,689,224

Equipment (Note 5)	127,025	115,179
Mineral properties (Note 6)	188,872	342,974
	$10,367,054	$12,147,377

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$93,058	$143,909

Shareholders' equity

Share capital (Note 7)	22,718,993	22,718,993
Contributed surplus (Note 7)	5,064,856	4,527,306
Warrants (Note 7)	1,168,817	1,168,817
Accumulated other comprehensive income	99,425	29,486
Deficit	(18,778,095)	(16,441,134)
	10,273,996	12,003,468
	$10,367,054	$12,147,377
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 7)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Year ended August 31, 2009	Year ended August 31, 2008	Year ended August 31, 2007

Revenue
Management fees earned	$16,920	$26,276	$37,083
Mineral property income	238,837	140,946	168,331
Interest	207,613	454,633	281,949
	463,370	621,855	487,363
Expenses
Amortization	48,973	43,799	34,867
Consulting	160,233	110,460	103,649
Foreign exchange	(32,402)	4,655	54,333
Insurance	53,795	53,940	37,122
Investor relations	191,174	258,868	295,833
Office rent, telephone, secretarial, sundry	158,042	130,949	148,586
Professional fees	74,004	66,375	66,408
Management fees	-	12,500	42,500
Property exploration costs (Schedule 1)	469,110	583,203	397,678
Stock based compensation	537,550	1,540,880	1,583,901
Travel and business promotion	146,463	125,319	69,301
Transfer agent and regulatory fees	51,981	77,015	63,211
Wages and benefits	800,163	662,074	654,057
	2,659,086	3,670,037	3,551,446
Loss before the following	(2,195,716)	(3,048,182)	(3,064,083)
Write-off of mineral properties	(169,210)	-	-
Gain on sale of marketable securities	27,965	-	-
Net loss for the year	(2,336,961)	(3,048,182)	(3,064,083)
Gain (loss) on marketable securities	69,939	(30,842)	-
Comprehensive loss for the year	$(2,267,022)	$(3,079,024)	$(3,064,083)
Basic and diluted loss per share	$(0.05)	$(0.07)	$(0.08)
Weighted average number of shares outstanding	44,892,010	44,389,119	38,215,329

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year ended August 31, 2009	Year ended August 31, 2008	Year ended August 31, 2007

Cash flows to operating activities
Net loss for year	$(2,336,961)	$(3,048,182)	$(3,064,083)
Amortization	48,973	43,799	34,867
Accrued interest income	105,195	(154,122)	(70,910)
Write-off of mineral properties	169,210	-	-
Stock based compensation	537,550	1,540,880	1,583,901
Gain on sale of marketable securities	(27,965)	-	-
Non cash mineral property income	-	-	(29,399)
Change in non-cash working capital items:
Amounts receivable	(11,949)	190,430	(169,667)
GST receivable	27,602	(15,111)	(10,743)
Advances and prepaid expenses	(10,691)	20,181	(16,259)
Accounts payable and accrued liabilities	(50,851)	57,112	(2,360)
	(1,549,887)	(1,365,013)	(1,744,653)

Cash flows from (to) investing activities
Proceeds from sale of marketable securities	60,965	-	-
Mineral property option recoveries	-	-	130,514
Equipment purchases	(60,819)	(40,593)	(45,972)
Mineral property acquisitions	(35,108)	(81,895)	(81,944)
	(34,962)	(122,488)	2,598

Cash flows from financing activities
Issue of share capital	-	5,338,288	2,773,838
Share issue costs	-	(59,472)	-
	-	5,278,816	2,773,838

Increase (decrease) in cash and cash equivalents	(1,584,849)	3,791,315	1,031,783

Cash and cash equivalents, beginning of year	11,272,465	7,481,150	6,449,367

Cash and cash equivalents, end of year	$9,687,616	$11,272,465	$7,481,150

Cash and cash equivalents is comprised of:
Cash	$258,436	$522,465	$481,150
Short-term deposits	9,429,180	10,750,000	7,000,000
	$9,687,616	$11,272,465	$7,481,150

Supplemental disclosure of non-cash financing and investing activities note 11.

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended August 31, 2009, 2008 and 2007

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2006	36,266,510	$ 15,528,015	$ 1,687,785	$ -	$ -	$ (10,239,153)	$ 6,976,647
Adjustment for adoption of accounting policy (Note 2 (e))	-	-	-	-	-	(89,716)	(89,716)
Balance, August 31, 2006, as restated	36,266,510	15,528,015	1,687,785	-	-	(10,328,869)	6,886,931
Share issues:
Exercise of warrants	2,494,500	2,371,725	(12,300)	-	-	-	2,359,425
Exercise of stock options	798,750	689,570	(275,157)	-	-	-	414,413
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	17,575	-	-	-	17,575
Stock based compensation	-	-	1,583,901	-	-	-	1,583,901
Net loss for the year	-	-	-	-	-	(3,064,083)	(3,064,083)
Balance, August 31, 2007	39,559,760	18,589,310	3,001,804	-	-	(13,392,952)	8,198,162
Adjustment for adoption of accounting policy (Note 2 (e))	-	-	-	-	60,310	-	60,310
Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	-	62,629	-	-	266,175
Share issue costs	-	(325,647)	-	-	-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)	-	-	-	640,438
Exercise of stock options	55,000	14,850	-	-	-	-	14,850
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,540,880	-	-	-	1,540,880
Net loss for the year	-	-	-	-	-	(3,048,182)	(3,048,182)
Unrealized loss on marketable securities	-	-	-	-	(30,824)	-	(30,824)
Balance, August 31, 2008	44,892,010	22,718,993	4,527,306	1,168,817	29,486	(16,441,134)	12,003,468
Stock based compensation	-	-	537,550	-	-	-	537,550
Net loss for the year	-	-	-	-	-	(2,336,961)	(2,336,961)
Realized gain on marketable securities	-	-	-	-	(500)	-	(500)
Increase in unrealized holding gains on marketable securities	-	-	-	-	70,439	-	70,439
Balance, August 31, 2009	44,892,010	$ 22,718,993	$ 5,064,856	$ 1,168,817	$ 99,425	$ (18,778,095)	$ 10,273,996

See notes to consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Year ended August 31, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 69,885	$ (69,885)	$ -
BPV	7,094	(7,094)	-
Coal Canyon	122,709	(122,709)	-
CONO	12,044	(12,044)	-
FUSE	1,776	-	1,776
General exploration	273,747	(10,805)	262,942
Horse Mountain	3,276	-	3,276
Iron Point	36,508	(36,508)	-
Neon	16,239	-	16,239
Big Blue	1,650	-	1,650
Red Canyon	58,960	(58,960)	-
Red Hill	16,178	-	16,178
Redlich	42,449	-	42,449
	662,515	(318,005)	344,510
Mexico:
Property investigation costs	124,600	-	124,600

Property exploration costs	$ 787,115	$ (318,005)	$ 469,110

	Year ended August 31, 2009

	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 179,373	$ (179,373)	$ -
BPV	7,942	(7,585)	357
Coal Canyon	33,923	(32,989)	934
CONO	11,425	(10,796)	629
DAME	22,107	-	22,107
ETTU	244	-	244
General exploration	263,377	-	263,377
Horse Mountain	5,249	-	5,249
Iron Point	142,483	(142,483)	-
PPM	45,100	(14,542)	30,558
Pequop	8,412	-	8,412
Red Canyon	53,418	(51,508)	1,910
Red Hill	13,031	(10,068)	2,963
Redlich	54,689	-	54,689
	840,773	(449,344)	391,429
Utah:
Lookout	44,557	-	44,557
Mexico:
Property investigation costs	147,217	-	147,217

Property exploration costs	$ 1,032,547	$ (449,344)	$ 583,203

	Year ended August 31, 2009

	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 94,342	$ (88,702)	$ 5,640
BPV	9,135	-	9,135
Coal Canyon	71,492	(50,357)	21,135
CONO	15,664	-	15,664
DAME	4,487	-	4,487
ETTU	4,638	-	4,638
General exploration	174,684	-	174,678
Horse Mountain	1,258	-	1,258
Iron Point	159,384	(156,866)	2,518
PPM	17,795	(2,764)	15,031
Red Canyon	106,604	(103,753)	2,851
Red Hill	2,365	-	2,365
Redlich	4,264	-	4,264
	666,112	(402,442)	263,664
Utah:
Lookout	134,014	-	134,014

Property exploration costs	$ 800,126	$ (402,442)	$ 397,678

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves. The recoverability of the amounts spent for mineral properties is dependent upon the existence and proving of reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and the Company is in the exploration stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at August 31, 2009, the Company had an accumulated deficit of $18,778,095 and working capital of $9,958,099.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. The Company’s wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V. is inactive.  Significant intercompany transactions and balances were eliminated on consolidation.

b)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Actual results could differ from these estimates.  Significant estimates and assumptions include those related to the recoverability of deferred mineral property expenditures, estimated useful lives of equipment, determination as to whether costs are expensed or deferred, the existence of asset retirement obligations, stock based compensation valuations and values ascribed to related party transactions and balances and future income tax assets and liabilities. Actual results could differ from these estimates.

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

c)

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents comprise highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

d)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:  Computer equipment 30%; Field equipment 25% and Furniture and fixtures 20%.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e)

Mineral Properties and Exploration Expenditures

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

A mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  No impairment was identified at August 31, 2009.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

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

h)

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal for the years ended August 31, 2009, 2008 and 2007 as outstanding stock options and warrants were all anti-dilutive.

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

j)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  As at August 31, 2009 and 2008, the Company had no material asset retirement obligations in respect to its mineral properties interests.

k)

Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option and warrant enabled the holder to purchase a share in the Company, together with any fair value ascribed to the option or warrant at the time of grant or issue.

Share capital issued for non-monetary consideration is recorded at an amount based on fair value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values determined using the Black Scholes pricing model.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

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

m)

Stock Based Compensation

The Company’s Stock Option Plan provides for granting of stock options to directors, officers, employees and consultants.  The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed using the accelerated method over vesting periods with a corresponding increase to contributed surplus.  Stock options issued to outside consultants that vest over time are valued and adjusted on each vesting date as the services are rendered.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

n)

Financial Instruments - Recognition and Measurement

The Company classifies financial instruments as held for trading, held to maturity, available for sale, held for trading, loans and receivables or other liabilities.  Financial assets classified as held to maturity, loans and other receivables and other liabilities are measured at amortized cost.  Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

p)

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

New accounting standards:

Effective September 1, 2008, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”). There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a)

Section 1400 - General standards of financial statement presentation

The Company implemented this Section which required the Company to include management’s assessment and disclosure of an entity’s ability to continue as a going concern.  Disclosures required by this standard are included in Note 1.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

Section 3862 – Financial instruments – disclosures

This Section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 3.

c)

Section 3863 – Financial instruments – presentation

This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The initial adoption of this standard did not have an effect on the financial statements.

d)

Section 1535 – Capital disclosures

This Section requires the disclosure of qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in Note 8.

Recent accounting pronouncements

e)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September1, 2009. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

f)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of financial statements. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

g)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

h)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

1.

FINANCIAL INSTRUMENTS

Financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities.

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, interest receivable, marketable securities, and accounts payable and accrued liabilities.

The Company has classified cash and cash equivalents as held-for-trading.  Amounts receivable, interest receivable and advances are classified as loans and receivables, and accounts payable and accrued liabilities as other liabilities, all of which are measured at amortized cost.  The Company’s investments in marketable securities are designated as available for sale.

The fair values of cash and cash equivalents, amounts receivable, interest receivable, advances, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The Company’s investments in marketable securities are measured at fair value.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts and cash equivalents. Bank accounts are with high credit quality financial institutions. Cash equivalents comprise highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

3.

FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Interest Rate Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at August 31, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At August 31, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.095 and the following assets and liabilities were denominated in United States Dollars:

$US
Cash and cash equivalents	75,711
Amounts receivable	16,543
Advances	15,722
Accounts payable and accrued liabilities	(42,390)
Net assets	65,586

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $7,000 decrease or increase, respectively, in net loss for the year and shareholder’s equity.

Price risk

The Company is exposed to price risk on its marketable securities with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

3.

FINANCIAL INSTRUMENTS (continued)

At August 31, 2009, the Company had the following cash equivalents recorded at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value

Government of Canada Treasury Bill – 2.586%	September 3, 2009	$4,499,565	$910	$4,500,475
Bank of Montreal Guaranteed Investment Certificate -0.25%	May 18, 2010	900,000	-	900,000
Montreal Trust Guaranteed Investment Certificate – 1.4%	January 20, 2010	2,010,000	-	2,010,000
Government of Canada Treasury Bill – 0.525%	February 18, 2010	2,017,250	1,455	2,018,705

		$9,426,815	$2,365	$9,429,180

4.

MARKETABLE SECURITIES

At August 31, 2009, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 16,425	$ 16,425
Romarco Minerals Inc.	100,000	22,000	83,000	105,000
		22,000	99,425	121,425
Non-public companies:
White Bear Resources Inc.	200,000	20,000	-	20,000
Queensgate Resources Corporation	300,000	-	-	-
		$ 42,000	$ 99,425	$ 141,425

At August 31, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 40,736	$ 40,736
Romarco Minerals Inc.	250,000	55,000	(11,250)	43,750
		55,000	29,486	84,846
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 55,000	$ 29,486	$ 84,486

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

4.

MARKETABLE SECURITIES (continued)

The Company sold 150,000 common shares of Romarco Minerals Inc. (“Romarco”). during the year ended August 31, 2009.  Prior to selling the shares the Company had recorded an unrealized gain of $500 to other comprehensive income (“OCI”) which was offset on the sale of investment for a realized gain of $27,965.

The Company recorded an unrealized gain of $94,750 on the shares Romarco and an unrealized loss of $24,311 on the shares of Golden Aria Corp. in OCI in the year ended August 31, 2009.

The Company recorded the fair value of the 200,000 common shares of White Bear Resources Inc. at $0.10 being the price of an initial public offering that closed on November 10, 2009 (Note 6).

5.

EQUIPMENT

	August 31, 2009
	Cost	Accumulated amortization	Net Book Value

Computer equipment	$ 129,204	$ (86,559)	$ 42,645
Furniture and fixtures	17,002	(9,334)	7,668
Field equipment	180,717	(104,005)	76,712
	$ 326,923	$ (199,898)	$ 127,025

	August 31, 2008
	Cost	Accumulated amortization	Net Book Value

Computer equipment	$ 107,392	$ (59,556)	$ 47,836
Furniture and fixtures	17,002	(7,306)	9,696
Field equipment	141,711	(84,064)	57,647
	$ 266,105	$ (150,926)	$ 115,179

6.

MINERAL PROPERTIES

	August 31, 2008	Additions	Recoveries	Write off of interest	August 31, 2009
Nevada:
Angel Wings	$ 60,734	$ -	$ (10,000)	$ -	$ 50,734
Big Blue	-	-	-	-	-
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
DAME	72,584	-	-	(72,584)	-
Ester Dome	-	-	-	-	-
ETTU	25,925	-	-	(25,925)	-
Fuse	-	-	-	-	-
Horse Mountain	39,569	-	-	(39,569)	-
Iron Point	63,555	-	(10,000)	-	53,555
Neon	-	4,780	-	-	4,780
PQ	31,132	-	-	(31,132)	-
PPM	-	-	-	-	-
Red Canyon	-	-	-	-	-
Redhill	-	30,328	-	-	30,328
Redlich	15,500	-	-	-	15,500

Mineral properties	$ 342,974	$ 35,108	$ (20,000)	$ (169,210)	$ 188,872

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

	August 31, 2007	Additions	Recoveries	Write off of interest	August 31, 2008
Nevada:
Angel Wings	$ 60,734	$ 39,009	$ (39,009)	$ -	$ 60,734
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
DAME	72,584	-	-	-	72,584
ETTU	25,925	-	-	-	25,925
Fuse	-	-	-	-	-
Horse Mountain	-	39,569	-	-	39,569
Iron Point	63,555	15,251	(15,251)	-	63,555
PPM	-	-	-	-	-
PQ	-	31,132	-	-	31,132
Red Canyon	-	48,356	(48,356)	-	-
Red Hill	-	20,102	(20,102)	-	-
Redlich	-	15,500	-	-	15,500

Mineral properties	$ 256,773	$ 208,919	$ (122,718)	$ -	$ 342,974

a)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding scale production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the royalty for US$1,000,000 per percentage point.  However, the royalty shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid)	40,000
October 27, 2008 (paid)	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total consideration	1,540,000

On May 15, 2007, as amended, the Company signed an exploration agreement with option to joint venture with White Bear Resources Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by completing a bankable feasibility study within five years of election or by funding US$10,000,000 in additional exploration. Until November 11, 2009, White Bear was a private company and the Company had not assigned a fair value to the White Bear common shares received.  At August 31, 2009 the Company assigned the value of C$0.10 per share to the first 100,000 common shares received being the November 10, 2009 initial public offering price of the White Bear shares.  On May 15, 2009 the Company and White Bear agreed to extend the exploration commitment dates by a one year period so that the revised exploration expenditure dates are now:

6.

MINERAL PROPERTIES (continued)

Due Dates	Exploration Expenditures US$
May 15, 2009 (met)	250,000
May 15, 2010	450,000
May 15, 2011	500,000
May 15, 2012	500,000
May 15, 2013	300,000
Total consideration	2,000,000

On November 17, 2008 the Company loaned White Bear US$22,500 by way of an unsecured non-interest bearing promissory note.  The principal amount of US$22,500 and 100,000 common shares of White Bear, were paid and delivered subsequent to August 31, 2009. White Bear paid half of the underlying lease payment of US$45,000 that was due on October 27, 2008 from its cash resources and used the proceeds of the promissory note to pay the other half of the lease payment.

b)

Big Blue, Lander County, Nevada

On August 13, 2009 the Company entered into a 20 year mining lease for mining claims with a private party with a net smelter return (“NSR”) royalty of 3% that is subject to a buy-down provision for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
August 13, 2010 (commitment)	10,000
August 13, 2011	12,500
August 13, 2012	15,000
August 13, 2013	17,500
August 13, 2014 and each year thereafter	30,000
Total consideration	505,000

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding scale production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008 (paid)	10,000	10,000
May 27, 2009 (paid)	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total consideration	706,250	706,250

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding scale production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008 (paid)	10,000
May 27, 2009 (paid)	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total consideration	706,250

On March 2, 2009 the Company and Queensgate Resources Corporation (“Queensgate”) amended the March 11, 2008 exploration agreement to extend Queensgate’s earn-in period from five to six years and to extend each year’s exploration expenditure commitment by one year.  As consideration for the amendment, Queensgate issued the Company 100,000 common shares and a further 100,000 common shares due on March 11, 2009, were received July 2, 2009 so that the Company now holds a total of 300,000 common shares of Queensgate.  Queensgate paid the underlying lease payments directly.

Due Dates	Exploration Expenditures US$
March 11, 2009 (met)	260,000
March 11, 2011	440,000
March 11, 2012	600,000
March 11, 2013	700,000
March 11, 2014	1,000,000
Total consideration	3,000,000

d)   Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend. The Company will allow the claims to lapse and wrote off $72,584 in acquisition costs in the current fiscal year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

e)   Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2009 the Company and Range Minerals Inc. (“Range”) entered into a 20-year mining lease for the Ester Dome project with the following payments and share purchase warrant issues:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
October 29, 2009	20,000	100,000 @Cdn$0.50
October 29, 2010	32,000	100,000 @Cdn$0.55
October 29, 2011	60,000	100,000 @Cdn$0.60
October 29, 2012	70,000	-
October 29, 2013	75,000	-
October 29, 2014 $80,000 and each year thereafter	1,280,000	-
Total consideration	1,537,000	300,000

Range retained a sliding scale NSR royalty between 2% and 4% depending on the price of gold. The Company has the option to buy one percentage point of the NSR for US$1,500,000 per percentage point if the price of gold is below US$500 per ounce; increasing to $2,000,000 per percentage point if the price of gold is between US$500 and US$1,000 per ounce, and then increasing to $3,000,000 per percentage point if the price of gold is over US$1,000 per ounce.

f)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend. The Company will allow the claims to lapse and wrote off $25,925 in acquisition costs in the current fiscal year.

g)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28, 2005 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with the Cortez Joint Venture and the Buckhorn Joint Venture both managed by Barrick.   Barrick elected to terminate the agreements effective on January 5, 2009 and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

h)

Horse Mountain Property, Lander County, Nevada

In the year ended August 31, 2009 Newcrest terminated its exploration agreement with an option to form a joint venture with the Company on the Horse Mountain project.  Newcrest fulfilled its obligations prior to termination.  The Company in turn terminated its November 23, 2004 mining lease for the Horse Mountain claims.

The Company wrote off $39,569 in acquisition costs in the current fiscal year.

i)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, as amended on June 10, 2009, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008 (paid)	15,000
June 3, 2009 (paid) September 3, 2009 (paid)	2,000 18,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total consideration	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by completing a bankable feasibility study within five years of election or by funding US$10,000,000 in additional exploration.  Until November 11, 2009, White Bear was a private company and the Company had not assigned a fair value to the White Bear common shares received.  At August 31, 2009 the Company assigned the value of C$0.10 per share to the first 100,000 common shares received being the November 10, 2009 initial public offering price of the White Bear shares. A second issue of 100,000 common shares of White Bear was delivered subsequent to August 31, 2009.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (met)	-	100,000
November 22, 2008 (met)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total consideration	20,000	2,500,000

j)

Neon, Churchill County, Nevada

During the year ended August 31, 2009, the Company staked certain mining claims in Churchill County, Nevada.

k)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2009 Piedmont owed the Company US$23,941 for exploration costs and Piedmont had not met its exploration expenditure obligations however they did fund the September 1, 2009 annual holding costs of the PPM project.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
July 17, 2008	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total consideration	25,000	1,750,000

l)    PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property and on March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.

The Company has allowed the claims to lapse and terminated the lease agreement on a timely basis and wrote off $31,132 in acquisition costs in the current fiscal year.

m)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008 (paid)	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

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

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010	500,000
August 1, 2011	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

n)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009 (paid)	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total consideration	906,250

From October 27, 2004 until it was terminated on October 16, 2008 the Company had an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”), a private Nevada corporation, on the Red Canyon Property.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and issuing the Company 200,000 common shares (received). NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.  NuLegacy paid the Company US$11,000 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

Due Dates	Exploration Expenditures US$
July 1, 2010 (obligation)	200,000
January 1, 2011 (obligation)	150,000
January 1, 2011	150,000
October 1, 2011	250,000
October 1, 2012 October 1, 2013 October 1, 2014	750,000 1,000,000 1,500,000
Total consideration	4,000,000

o)

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

p)

Colombia

On December 2, 2009 the Company executed an Association Agreement by and among ExpoGold Colombia S.A., the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia II Ltd.; and the Colombian branch of Miranda Gold Colombia II Ltd.

Pursuant to the terms of the Association Agreement the Company will issue, subject to approval of the TSX Venture Exchange, 350,000 common shares of the Company to ExpoGold and fund an annual exploration program of approximately US$600,000 in Colombia.   The Company has also secured a 180 day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuances:

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued as a finder’s fee pursuant to the private placement. The proceeds of the financing of $4,683,000 were allocated on a relative fair value basis as $3,581,117 to common shares and $1,101,882 as to warrants and the fair value of the finder’s fees of $266,175 were allocated as to $203,546 to common shares and $62,629 as to warrants.  Cash share issue costs were $59,472.

The assumptions used in the Black-Scholes pricing model was a risk free interest rate of 4.27%, an expected volatility of 59.17% an expected life of 2 years and an expected dividend of zero.

All 4,713,500 warrants subsequently expired unexercised on October 4, 2009.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, August 31, 2009
February 9, 2009	$ 0.53	465,000	-	-	(465,000)	-
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	-	425,000
March 28, 2012	$ 0.70	470,000	-	-	-	470,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014(1)	$ 0.35	-	2,257,000	-	-	2,257,000
		3,633,750	2,257,000	-	(465,000)	5,425,750

Weighted average exercise price		$ 0.69	$ 0.35	$ -	$ 0.53	$ 0.56

Of the 5,425,750 stock options outstanding at August 31, 2009 only 1,128,500 had not vested.

Expiry date	Exercise price	Balance, August 31,2007	Issued	Exercised	Cancelled	Balance, August 31, 2008
June 18, 2008	$ 0.27	55,000	-	(55,000)	-	-
February 9, 2009	$ 0.53	465,000	-	-	-	465,000
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	(125,000)	-
May 31, 2011 (2)	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	1,475,000	-	-	(1,475,000)	-
April 17, 2011 (2)	$ 0.70	425,000	-	-	-	425,000
August 8, 2011	$ 1.64	200,000	-	-	(200,000)	-
March 28, 2012	$ 1.54	1,400,000	-	-	(1,400,000)	-
March 28, 2012 (2)	$ 0.70	470,000	-	-	-	470,000
January 31, 2013 (2)	$ 0.70	-	1,170,000	-	-	1,170,000
		5,718,750	1,170,000	(55,000)	(3,200,000)	3,633,750

Weighted average exercise price		$ 1.44	$ 0.70	$ 0.27	$ 1.74	$ 0.69

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

d)

Stock Based Compensation

During the year ended August 31, 2009, the Company recorded $537,550 (2008 - $1,540,880; 2007 - $1,583,901) in stock-based compensation expense for a series of options vested during the period. The remaining fair value of the series of options granted in fiscal year 2009 of $174,832, less forfeitures if any, will be recognized as the options vest in 2010 with the corresponding increase to contributed surplus.

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.  The fair value of the 2,257,000 options granted in fiscal 2009 was determined using a risk free interest rate of 1.27%, an expected volatility ranging from 78.31% to 79.52%, an expected life of ranging from 2.07 to 2.19 years, and an expected dividend of zero for a fair value of $349,666 or $0.15 per option.

The fair value of the 1,170,000 options granted in fiscal 2008 was determined using a risk free interest rate of 3.30%, an expected volatility of 76.94%, an expected life of 5 years, and an expected dividend of zero for a fair value per option of $0.45.  The incremental fair value of the 945,000 options that were re-priced on February 1, 2008 was determined using a risk free interest rate of 3.30%, an expected volatility ranging from 57.11% to 64.49%, a remaining expected life ranging from 3.21 to 4.17 years and an expected dividend of zero.

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, August 31, 2009
January 23, 2009	$ 0.50	11,250	-	-	(11,250)	-
October 4, 2009	$ 1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,739,750	-	-	(11,250)	4,728,500

Weighted average exercise price		$ 1.49	$ -	$ -	$0.50	$ 1.50

On October 4, 2009 the 4,713,500 share purchase warrants expired unexercised.

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Expired	Balance, August 31, 2008
October 4, 2007	$ 1.15	552,500	-	(552,500)	-	-
January 23, 2008	$ 0.45	11,250	-	(11,250)	-	-
January 23, 2009	$ 0.50	11,250	-	-	-	11,250
October 4, 2009	$ 1.50	-	4,713,500	-	-	4,713,500
January 23, 2010	$ 0.55	-	15,000	-	-	15,000
		575,000	4,728,500	(563,750)	-	4,739,750

Weighted average exercise price		$ 1.12	$ 1.50	$ 1.14	$ -	$ 1.49

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

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

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.  The cash equivalent component is $9,429,180 is invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the years ended August 31, 2009, 2008 and 2007, the Company:

a)

paid $nil (2008 - $12,500; 2007 - $42,500) to a company controlled by a common director for management of the Company;

b)

paid $6,619 (2008 - $6,740; 2007 - $19,216) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $96,600 (2008 - $89,250; 2007 - $76,500 ) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $28,462 (2008 - $22,652; 2007 - $20,173);

e)

included in property exploration costs for the year ended August 31, 2008 are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

A director and officer of the Company holds a 10% interest in the BPV, CONO, Coal Canyon and Red Hill properties described in Note 6.

At August 31, 2009 an amount of $4,793 (2008 - $3,309) for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities. These amounts were settled in the ordinary course of business shortly after the year end.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

10.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and the USA. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rates to the net loss before income taxes as follows:

	2009	2008

Combined statutory tax rate	30%	32%

Computed income tax benefit	$705,000	$1,010,000
Unrecognized items for tax purposes	(158,000)	(496,000)
Adjustments in tax rates	(17,000)	(61,000)
Income tax losses not recognized	(530,000)	(453,000)

	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008

Capital assets	$23,000	$7,000
Exploration and development deductions	275,000	274,000
Non-capital losses carried forward	2,576,000	2,078,000
Other temporary differences	11,000	21,000
	2,885,000	2,380,000
Valuation allowance	(2,885,000)	(2,380,000)

	$-	$-

As at August 31, 2009 the Company has available losses for income tax purposes in Canada of approximately $3,255,000 and in the USA of approximately $5,034,000 which may be carried forward and applied against future taxable income when earned.

	CANADA	USA
Loss expiry year	CDN$	US$
2010	464,000	-
2014	493,000	-
2015	183,000	-
2025	-	1,081,000
2026	480,000	573,000
2027	508,000	1,042,000
2028 2029	529,000 598,000	1,060,000 1,278,000

	3,255,000	5,034,000

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2009, the available resource deductions amounted to approximately $918,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2009, the available resource deductions amounted to approximately $337,000.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

11.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended August 31, 2009, the Company placed a fair value of $20,000 on the 200,000 common shares of White Bear owned by the Company as a recovery of the deferred costs of the Angel Wings and Iron Point projects.

During the year ended August 31, 2008, the Company issued 15,000 share purchase warrants with a fair value of $4,306 pursuant to the Redlich mineral property option agreement described in note 7.

During the year ended August 31, 2007, the Company issued 11,250 share purchase warrants with a fair value of $17,575 pursuant to the Redlich mineral property option agreement described in note 7.

During the year ended August 31, 2007, the Company received 200,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 pursuant to a now cancelled mineral property exploration agreement on the Red Canyon property.

During the year ended August 31, 2007, the Company had an amount of $11,325 included in amounts receivable that was offset to mineral property option payments received.

12.

SEGMENT INFORMATION

The Company operates in one business segment being the acquisition and exploration of mineral properties and has two geographical segments: USA and Mexico.  The total assets attributable to the geographical locations relate primarily to deferred mineral property costs and have been disclosed in Note 5.

13.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

Recent United States Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.  Pursuant to the provisions of FASB ASC 105, the Company has updated the references to GAAP in its financial statements issued for the period ended August 31, 2009.  The adoption had no impact on the Company’s consolidated financial position results of operations or cash flows.

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through December 9, 2009, the date of the Auditors’ Report on Form 20-F. The adoption of this standard did not have a material effect on the Company’s financial statements.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

Years ended August 31, 2009 and 2008

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

In April 2009, the FASB issued new accounting standards on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This new standard provides additional guidance for estimating fair value in accordance with the accounting standard on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The new standard is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments. This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The new standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on interim disclosures about fair value of financial instruments  The standard requires disclosure about the fair value of its financial instruments and the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual statements.  The standard is effective for the Company as of August 31, 2009 and its adoption did not impact the Company’s interim consolidated financial condition or results of operations.

In March 2008, the FASB issued new accounting standards on disclosures about derivative instruments and hedging activities that intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. The new standard also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. The standard is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning September 1, 2009. The adoption of the standard will not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting standards on, business combinations that establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The standard did not have a material impact on the Company’s consolidated financial statements.