Form 20-F
period 2010-08-31
MIRANDA GOLD CORP
filed 2010-12-16
CIK 942149

OMB Number:   3235-0288
Expires: December 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2010

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27760

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

SEC 1852 (01-10)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period by the annual report:

51,279,452 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                    Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

          Large accelerated filer ☐

Accelerated filer  ☐

              Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP     ☐                    International Financial Reporting Standards as issued    ☐                        Other  ☒
                                              By the International Accounting Standards Board

2

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17  ☒ Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

  Yes ☐    No  ☒

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

N/A      Yes ☐    No ☐

3

Table of Contents

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES		1

GLOSSARY OF TERMS		5

NOTE ON FORWARD LOOKING INFORMATION		9

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3	KEY INFORMATION	12

A.	SELECTED FINANCIAL DATA	12
B.	CAPITALIZATION AND INDEBTEDNESS	13
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	13
D.	RISK FACTORS	13

ITEM 4	INFORMATION ON MIRANDA	20

A.	HISTORY AND DEVELOPMENT OF MIRANDA	20
B.	BUSINESS OVERVIEW	23
C.	ORGANIZATIONAL STRUCTURE	23
D.	PROPERTY	24

ITEM 4A UNRESOLVED STAFF COMMENTS		44

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44

A.	OPERATING RESULTS	44
B.	LIQUIDITY AND CAPITAL RESOURCES	45
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	46
D.	TREND INFORMATION	46
E.	OFF-BALANCE SHEET ARRANGEMENTS	46
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	46
G.	SAFE HARBOR	46

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48

A.	DIRECTORS AND SENIOR MANAGEMENT	48
B.	COMPENSATION	50
C.	BOARD PRACTICES	52
D.	EMPLOYEES	55
E.	SHARE OWNERSHIP	55

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58

A.	MAJOR SHAREHOLDERS	58
B.	RELATED PARTY TRANSACTIONS	58
C.	INTERESTS OF EXPERTS AND COUNSEL	59

ITEM 8	FINANCIAL INFORMATION	59

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	59
B.	SIGNIFICANT CHANGES	60

1

ITEM 9	THE OFFER AND LISTING	60

A.	OFFER AND LISTING DETAILS	60
B.	PLAN OF DISTRIBUTION	61
C.	MARKETS	61
D.	DILUTION	61
E.	EXPENSES OF THE ISSUE	61

ITEM 10	ADDITIONAL INFORMATION	62

A.	SHARE CAPITAL	62
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	62
C.	MATERIAL CONTRACTS	62
D.	EXCHANGE CONTROLS	62
E.	TAXATION	62
F.	DIVIDENDS AND PAYING AGENTS	70
G.	STATEMENT BY EXPERTS	70
H.	DOCUMENTS ON DISPLAY	70
I.	SUBSIDIARY INFORMATION	70

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK70

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	71

ITEM 15	CONTROLS AND PROCEDURES	71

ITEM 15T	CONTROLS AND PROCEDURES	71

ITEM 16	[RESERVED]	71

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	71
ITEM 16B	CODE OF ETHICS	71
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS		73
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	73
ITEM 16G	CORPORATE GOVERNANCE	74

ITEM 17	FINANCIAL STATEMENTS	75

ITEM 18 *	FINANCIAL STATEMENTS	75

ITEM 19	EXHIBITS	75

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

 * Miranda has responded to Item 17 in lieu of responding to this Item

2

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in this Annual Report on Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission ("SEC") Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101").  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a "Mineral Reserve" is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Probable Mineral Reserve:  Under the CIM Standards, a "Probable Mineral Reserve" is the economically mineable part of the Indicated or in some cases Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR "PROBABLE MINERAL RESERVES" UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve:  Under the CIM Standards, a "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS "MINERAL RESOURCE", "INFERRED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", AND "MEASURED MINERAL RESOURCE" USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a "Mineral Resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Inferred Mineral Resource: Under CIM Standards, an "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

GLOSSARY OF TERMS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata
BLM	Bureau of Land Management
Breccia	A coarse-grained clastic rock composed of angular broken fragments.
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system

A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone.  This deposit type was first recognized in Carlin, Nevada. "System" refers to the larger area of alteration that surrounds such a deposit.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council on November 14, 2004.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dike

A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few centimeters to many tens of meters in thickness and may extend for several kilometers.

Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth's surface, in the temperature range of 50-200°C.
Fault(s)	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example) of an area of interest.
Geophysics

Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth's gravitational or magnetic fields or thermal distribution.

Gravity highs

Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.

Hectare	A square of 100 meters on each side, or 2.471 acres.
Horst	An elongate block of up faulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization ("IP")	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization
Low sulfidation

A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive.  Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

Magneto Telluric survey ("MT")	A survey designed to test the basement depths, prominent faults the results of which guide drilling targets in pediment areas.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.

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

Net Profit Interest	Percent of profit earned after all costs to produce and market the commodity.
Net Smelter Return ("NSR")	A return based on the actual sale price received less the cost of refining at an off-site refinery
NI 43-101	National Instrument 43-101 Report. This is a disclosure standard for mineral projects in Canada as published by The Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").
opt	Troy ounces per imperial ton.
Option agreement

An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor's property.

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
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

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

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws.  These statements relate to future events or the Company's future performance.  All statements other than statements of historical fact are forward-looking statements.  The use  of  any  of  the  words  "anticipate",  "plan",  "continue",  "estimate", "expect",  "may",  "will",  "project", "predict",   "potential",   "should", "believe"  and similar  expressions  is  intended to identify  forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

•

The Company's strategies and objectives;

•

The Company's interest and other expenses;

•

The Company's tax position and the tax rates applicable to us;

•

Political  unrest or  instability  in foreign countries and its impact on the Company's foreign assets;

•

The  timing  of  decisions   regarding   the  timing  and  costs  of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company's exploration development projects;

•

The Company's  estimates  of the  quantity  and quality of the Company's mineral reserves and resources;

•

The Company's planned  capital  expenditures  and the Company's estimates of reclamation and other costs related to environmental protection;

•

The Company's future capital costs, including the costs and potential  impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•

The Company's financial and operating objectives;

•

The Company's exploration, environmental, health and safety initiatives;

•

The availability  of  qualified   employees  for  the Company's  operations; and

•

The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including:

•

Risks that may affect the Company's operating or capital plans

•

Risks generally  encountered in the development of mineral  properties  such as:

o

unusual  or  unexpected  geological  formations,

o

unanticipated  metallurgical  difficulties,

o

ground control problems,

o

adverse weather  conditions, and

o

process  upsets  and  equipment   malfunctions;

•

Risks associated  with labour  disturbances  and  unavailability  of skilled labour;

•

Risks associated with market  prices of the Company's  principal  commodities,  which  are cyclical and subject to substantial price fluctuations;

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

•

The timing of the receipt of regulatory and  governmental  approvals for the Company's development projects and other operations;

•

The  availability  of  financing  for the Company's  development  projects  on reasonable terms;

•

The Company's costs of production and the Company's production and productivity  levels, as well as those of the Company's competitors;

•

The Company's ability to secure adequate transportation for the Company's products;

•

The Company's ability to procure  mining  equipment and operating  supplies in sufficient quantities and on a timely basis;

•

The Company's ability to attract and retain skilled staff;

•

The  impact of  changes  in foreign exchange rates on the Company's costs and results;

•

Engineering and construction timetables and capital costs for the Company's development and expansion projects;

•

Costs of closure of various operations;

•

Market competition;

•

The accuracy of the Company's reserve  estimates  (including,  with respect to size, grade and recoverability) and the geological,  operational and price assumptions on which these are based;

•

Tax benefits and tax rates;

•

The resolution of environmental  and other  proceedings or disputes; and

•

Ongoing relations with the Company's employees and with the Company's business partners.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this Annual Report. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

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

ITEM 3    KEY INFORMATION

A.

Selected Financial Data

The following financial information has been extracted from Miranda Gold Corp.'s (the "Company", "Miranda", "we", "us") consolidated financial statements for the years indicated and is expressed in Canadian dollars.  The information should be read in conjunction with "Item 5.  Operating and Financial Review and Prospects - A. Operating Results and B. Liquidity and Capital Resources," and the consolidated financial statements of Miranda filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last five fiscal years ended August 31.

For the Year Ended August 31

	2010	2009	2008	2007	2006
	$	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss for the year	3,130,831	2,336,961	3,048,182	3,064,083	1,815,340
Loss per share: basic and diluted	(0.07)	(0.05)	(0.07)	(0.08)	(0.05)
Total assets	11,368,704	10,367,054	12,147,377	8,284,959	6,976,088
Total liabilities	199,393	93,058	143,909	86,797	89,157
Working capital	10,465,789	9,958,099	11,545,315	7,823,004	6,454,957
Net assets	11,169,311	10,273,996	12,003,468	8,198,162	7,337,896
Capital stock	25,839,086	22,718,993	22,718,993	18,589,310	15,528,015
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	47,877,477	44,892,010	44,389,119	38,215,329	33,991,092

Miranda prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are no material differences in Miranda's financial statements from those principles that Miranda would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2010, August 31, 2009, August 31, 2008, August 31, 2007, and August 31, 2006.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2010	$1.045
For the Year Ended August 31, 2009	$1.18
For the Year Ended August 31, 2008	$1.01
For the Year Ended August 31, 2007	$1.12
For the Year Ended August 31, 2006	$1.15

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2010	July 2010	August 2010	September 2010	October 2010	November 2010
High	$1.0648	$1.0678	$1.0674	$1.0604	$1.0050	$1.0286
Low	$1.0261	$1.0348	$1.0178	$1.0275	$1.0374	$1.0048

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.0098 as of December 9, 2010.

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

Exploration Funding partner and Joint Venture Risks

Miranda holds its mineral properties either directly, through mineral leases, or via option agreements.  Our preferred approach is to joint venture our properties to other companies for their further more advanced exploration and development by way of exploration agreements with options to joint venture. Miranda's interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Miranda's profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on Miranda's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

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

Legislation has been proposed in the U.S. Congress that could significantly affect the mining industry

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we control with respect to our U.S. properties.  One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims.  Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining.  Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims.  Passage of such legislation could adversely affect our business.

On March 1, 2010, Nevada's State Assembly and Senate passed Assembly Bill No. 6 ("AB6") which sought to balance the state budget by reducing expenditures and increasing certain fees.  Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the work performed on or improvements made to a mining claim, or an affidavit of the intent to hold a mining claim with a tiered fee structure applied for holders of 11 or more claims. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing.

Possible country risk doing business in Colombia

The Company currently has one existing option agreement and several upcoming option agreements for projects located in Colombia. The Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.  Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Colombia remains a developing country. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain progress achieved. While the Colombian economy has experienced growth in recent years, if the economy of Colombia fails to continue growth or suffer recession, it may have an adverse effect on the Company's operations in that country.  The Company does not carry political risk insurance.

Colombia has in the past experienced a difficult security environment.  In particular, various illegal groups involved in terrorism, extortion and kidnapping have been active in the regions in which the Company's projects are located.  There have been significant improvements in the security since 2002 and in the area where the Company is active; the situation has been quite stable.  If the security improvements are not maintained, it could have an adverse effect on the Company's continued operations in the area.

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

Financial Risk

Prior to completion of Miranda's exploration programs, we anticipate that we will incur increased operating expenses while realizing minimum revenues.  Miranda expects to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from exploration of our mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history in Miranda upon which to base any assumption as to the likelihood that we will prove successful, and Miranda can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

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

Competition

The business of mineral exploration and mining is competitive in all of its phases.  In the search for and acquisition of prospective mineral properties, Miranda competes with other companies and individuals, including competitors having financial and other resources equal to or greater than that of Miranda.  Miranda's ultimate success will therefore depend on the extent to which our existing properties are developed, as well as our ability to compete for and acquire suitable producing properties or prospects for mineral exploration in the future, together with our ability to secure adequate financing.

Compliance with Government Regulations

All phases of Miranda's operations are subject to environmental regulation.  Environmental legislation is evolving toward stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance. Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees.  Future changes in environmental regulatory requirements may result in more complex, costly and time-consuming procedures.  The operations of Miranda and the further exploration and the development of our properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that Miranda will be able to obtain or maintain all permits and licenses that may be required for our activities. Currently, Miranda does not have any properties on which commercial mining operations are carried out.

Risks Associated with Mining

Miranda's operations are subject to all of the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which Miranda may be held responsible. Hazards such as unusual or unexpected rock formations, landslides, flooding or other adverse conditions may be encountered in the drilling and removal of material.  While Miranda may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which Miranda cannot insure or against which we may decide not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting Miranda's earnings and competitive position in the future and potentially, our financial position.

We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations or other conditions are often encountered.  Miranda may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it cannot maintain insurance at commercially reasonable premiums.  Any significant claim would have a material adverse affect on Miranda's financial position and prospects.  Miranda is not currently covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) is prohibitively expensive Miranda may have to suspend operations or take cost interim compliance measures if Miranda is unable to fully fund the cost of remedying an environmental problem, if it occurs.

Fluctuations in foreign currency exchange rates may increase Miranda's operating expenditures

Miranda raises its equity in Canadian dollars and its exploration expenditures are generally denominated in either United States dollars or Colombian Pesos.  As a result, Miranda's expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase Miranda's operating expenditures and reduce the amount exploration activities that we are able to complete with our current capital. Miranda does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Some of the directors and officers of Miranda are directors and officers of other companies, some of which are in the same business as the Company. Some of Miranda's directors and officers will continue to pursue the acquisition, exploration and, if warranted, the development of mineral resource properties on their own behalf and on behalf of other companies, and situations may arise where they will be in direct competition with the Company. Miranda's directors and officers are required by law to act in the best interests of the Company. They may have the same obligations to the other companies in respect of which they act as directors and officers. Discharge of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances; this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

RISKS RELATED TO MIRANDA'S SECURITIES AND THIS OFFERING

Likely Passive Foreign Investor Company ("PFIC") Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Miranda expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Miranda is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Miranda. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Miranda's net capital gain and ordinary earnings for any year in which Miranda is a PFIC, whether or not Miranda distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

We have never declared or paid cash dividends on Miranda's common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on Miranda's common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Miranda's Board and will depend on Miranda's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board considers relevant.

Accordingly, investors will only see a return on their investment if the value of Miranda's securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of Miranda's common shares has ranged from a high of $0.84 and a low of $0.38 during the twelve month period ended November 30, 2010. See "Market for Common Equity and Related Shareholder Matters".  We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

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

Substantial Number of Authorized but Unissued Shares

Miranda has an unlimited number of common shares which may be issued by the Board of Directors without further action or approval of Miranda's shareholders. While the Board of Directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

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

ITEM 4     INFORMATION ON MIRANDA

A.

History and Development of Miranda

Miranda Gold Corp. was incorporated as Miranda Industries Inc. under the British Columbia Company Act (the "Company Act") on May 4, 1993 by the registration of its memorandum and articles.

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

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the "Business Corporations Act") which replaced the Company Act and is designed to provide greater flexibility and efficiency for British Columbia companies.  The Business Corporations Act contains many provisions similar to those contained in corporate legislation elsewhere in Canada.  The Business Corporations Act also uses new forms and terminology, most particularly a "Memorandum" is now called a "Notice of Articles".  We took the necessary steps to bring our charter documents into conformity with the Business Corporations Act and to that end we filed our Notice of Articles, which replaces our "Memorandum", with the British Columbia Registrar of Companies.

We filed a Notice of Alteration with the British Columbia Registrar of Companies that removed certain pre-existing provisions under the Company Act and amended our authorized capital such that our authorized capital now consists of an unlimited number of common shares without par value.  This change to our authorized capital was effective September 22, 2005.

Miranda's head office is located at Unit 1 - 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures / divestitures over the last three fiscal years

Fiscal year ended August 31, 2008

On February 20, 2008 Newcrest Resources Inc. ("Newcrest") terminated its option agreement on the Redlich property.

On March 4, 2008 Romarco Minerals Inc. satisfied its obligations pursuant to the agreement on Red Canyon property and then terminated its option agreement.

On March 11, 2008 Miranda signed an exploration with option to joint venture agreement with Queensgate Resources Corporation ("Queensgate") to earn an interest on Miranda's BPV, CONO and Coal Canyon properties.

On March 26, 2008 Miranda entered into a 20 year mining lease for mining claims contiguous to the Company's PQ mining claims staked in April 2008.

On August 1, 2008 Miranda signed an exploration with option to joint venture agreement with Montezuma Mines Inc. ("Montezuma"), a subsidiary of CMQ Resources Inc. ("CMQ"), to earn an interest on Miranda's Red Canyon property.

On August 15, 2008 Miranda signed an exploration with option to joint venture agreement with Newcrest to earn an interest on Miranda's Horse Mountain property.

Fiscal year ended August 31, 2009

On October 16, 2008 Barrick Gold U.S. Inc. ("Barrick") terminated its option agreement on the Company's Red Hill property.

On January 5, 2009 Barrick terminated its option agreement on the Company's Fuse properties and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.  The Company has kept the Fuse claims in good standing.

On May 28, 2009 Newcrest terminated its option agreement on the Company's Horse Mountain project.

In May 2009 the Company staked claims at the NEON project in Churchill County, Nevada.

On August 13, 2009 Miranda signed a mineral lease on the Oxen claims comprising the Big Blue project.

During the year ended August 31, 2009 the Company either allowed its claims to lapse or terminated the mineral leases on the Dame, Ettu, Horse Mountain and PQ properties.

Fiscal year ended August 31, 2010 and subsequent

On September 1, 2009 Miranda staked the Moxen claims as an expansion of the Big Blue Project.

On October 1, 2009 Miranda signed an exploration agreement with option to form a joint venture with NuLegacy Gold Corporation ("NuLegacy) to earn an interest in Miranda's Red Hill property.

In October 2009, Miranda staked certain claims known as the TAZ property.  Miranda also paid a finder's fee of $2,081 and granted a 1% NSR on the TAZ claims.

On October 28, 2009 Miranda leased certain Alaska state mining claims from Range Minerals Inc. ("Range") comprising the Ester Dome project in the Fairbanks Mining District.

On December 2, 2009 the Company executed an Association Agreement by and among ExpoGold Colombia S.A. ("ExpoGold"), the Company and the newly organized Miranda Gold Colombia II Ltd. ("MAD II"); and the Colombian branch of MAD II  to secure a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

On April 20, 2010, Miranda terminated its mining lease on the Iron Point property after White Bear Resources Ltd. ("White Bear") terminated its exploration agreement on the property.

On May 6, 2010 the Company signed an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. ("Ramelius") to earn an interest in the Big Blue property.

White Bear was unable to fulfill its obligations under a 2007 exploration earn-in agreement on the Angel Wings property and the agreement was terminated.

On June 24, 2010, the Company executed an option agreement (the "Pavo Option") by and among ExpoGold, the Company, and the Company's newly organized subsidiary Miranda Gold Colombia III Ltd. ("MAD III"); and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010 the Company entered into a share purchase agreement ("SPA") and shareholder agreement ("SA") with Red Eagle Mining Corporation ("Red Eagle"). The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  To maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project.

On August 2, 2010, Queensgate terminated its exploration earn-in agreement on the BPV, CONO, and Coal Canyon properties.  Miranda terminated the underlying leases on BPV and CONO and wrote off the costs of those properties.  The Coal Canyon property lease will be maintained for future exploration and possible joint venture.

On September 17, 2010 the Company signed an exploration and option to enter joint venture agreement with Ramelius to earn an interest in the Company's Angel Wings property.

During the fiscal year ended August 31, 2010, Miranda staked certain claims known as the "NC" claims near the Red Canyon property that is currently under an exploration agreement with Montezuma.  Certain of these new claims fell within the area of interest boundary with the Red Canyon Corporation and are now included in the Red Canyon exploration agreement.  The remaining claims constitute Miranda's HOG property.

On October 1, 2010 the Company signed a letter agreement with Agnico-Eagle (USA) Limited ("Agnico") setting out an exploration and option to joint venture on the Ester Dome property in Alaska.

On November 4, 2010 the Company signed a letter agreement with Navaho Gold PTY Ltd. ("Navaho") setting out an exploration and option to joint venture on the TAZ property.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D "Property".

None of Miranda's properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.

B.

Business Overview

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  Our primary focus is on gold exploration. We have varying interests in a number of mineral properties located in Nevada and more recently in Alaska and Colombia.  The Company's preferred approach is to joint venture our properties to other companies for their further more advanced exploration and development.

The majority of the Company's exploration projects are in Nevada with one project in Alaska and a group of projects in Colombia.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse, Red Hill, Coal Canyon, Big Blue, HOG, and TAZ projects located in Eureka County; the Iron Point and  PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.

In November 2009 the Company leased the Ester Dome project in the Fairbanks Mining District in Alaska from Range Minerals Inc.

On December 2, 2009 the Company made a strategic decision to conduct generative exploration in Colombia and has aligned itself with ExpoGold, a Colombian registered exploration company.  Pursuant to the agreement ExpoGold and its manager Jaime Diaz are conducting a project generative program to locate and acquire properties with the potential to host large gold systems in Colombia.  The program is being funded by Miranda. ExpoGold has accumulated an extensive database for target generation and has considerable expertise in conducting business, acquiring exploration and mining properties and executing exploration programs in Colombia.  Mr. Diaz has over sixteen years of experience in Colombian exploration and mine production and has consulted for the government as well as a number of international companies working in the region.

We have built a track record of successful project definition and acquisitions.  We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.

Organizational Structure

We have two active wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. ("MAD I"), which was incorporated under the laws of the Province of British Colombia, Canada.  The subsidiaries of MAD I (being Miranda Gold Colombia II Ltd., Miranda Gold Colombia III Ltd., and Miranda Gold Colombia IV Ltd.) have all been incorporated under the laws of the Province of British Colombia, Canada.  Each of the Branch Offices has been organized in Colombia as a "Sucursal Colombia" under certificates issued by "Camara De Comercio De Bogota".

D.

Property

Overview of Projects

The projects held under agreements are fully described within the project description of each of the Company's projects as well as in the notes to the financial statements.   However, in addition to the mining lease agreements, the Company directly holds mineral claims on most of our projects.

The Company has prepared a summary table shown below that identifies the nature of our ownership or interest in the property, describes our interest in the properties, describes the type,  names, number, unique identifying numbers and the approximate size in acres of each of the projects.

The following is a description of our properties with a location map and the nature of our interests in such properties.  All of Miranda's projects are accessible by road. The notes and schedules to our consolidated financial statements provide the details of acquisition and exploration expenditures on each of our mineral properties.

Panama
Venezuela
MEDELLIN
BOGOTÁ
La Colosa
PAVO REAL
GOLD PROJECT
CALI
Ecuador
Brazil
Peru
Kilometers
0 50100 200 300

This Annual Report contains information about properties which we have no right to explore or mine.  We advise U.S. investors that the SEC's mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest.  U.S. investors are cautioned that mineral deposits on adjacent properties that are mentioned by Miranda are not necessarily indicative of mineral deposits on our properties.  Miranda includes this information for the purpose of providing the reader with a frame of reference for the location of our properties.

Properties under third-party exploration funding agreements

As at the date of this Annual Report Miranda's funding partners are exploring and advancing the following projects: Angel Wings, Big Blue, PPM, Red Canyon, Red Hill and TAZ all in Nevada,  Ester Dome in Alaska and Pavo Real in Colombia.

Angel Wings, Elko County, Nevada

In September 2005, Miranda staked claims on northern projections of the vein systems at Angel Wings.

On October 27, 2005 Miranda entered into a 20 year mining lease with Greg and Heidi Kuzma for several unpatented lode mining claims with a sliding scale production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling US$1,540,000.  On December 19, 2006 the agreement was amended so that the number of claims was increased and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

On May 15, 2007, Miranda entered into an exploration agreement with an option to form a joint venture with White Bear. White Bear paid Miranda US$30,000 and issued a total of 400,000 common shares to Miranda over the term of the agreement before it was terminated in August 2010.

On September 17, 2010, Miranda entered into an exploration funding agreement with Ramelius on the Angel Wings project.  Under the terms of the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. The first year's commitment of US$350,000 and 4,000 feet of drilling is an obligation.  Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Angel Wings by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.

Angel Wings is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada. Coarse boiling textures ("Angel Wings textures") are common in veins on the project. The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 1.24 miles.  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 opt gold.  The high-grade veins remain untested in a zone measuring over one mile along strike, 1,200 feet wide and at depth.

Surface sampling in 2007 also identified the second style disseminated, sediment-hosted gold mineralization with grades up to 0.044 ounce gold per ton in silicified and clay-altered Paleozoic rocks.  Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 ounce gold per ton over 50 feet in drill hole DC-7.  Both styles of gold mineralization will be evaluated with the exploration drilling.

In the summer of 2010, Ramelius' contractors conducted additional geologic mapping and soil geochemical surveys. Results from this work and interpretations from recently completed magnetic and resistivity geophysical surveys will refine existing drill targets and identify additional drill targets.

On November 29, 2010 the Company announced Ramelius' drill results from 1,500 feet of drilling in five holes. Unfavorable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 feet of drilling in eight to ten holes.  The results show that the location and continuity of the main vein is predictable. In addition, additional "blind" veins were encountered that suggest this is a robust system that will ultimately require drill testing both down-dip and along the entire length of the vein.

The drill program at Angel Wing was designed to test: 1) the DaVinci vein, where surface channel sampling had returned 10 feet of 0.736 opt gold and 2.6 opt silver and 2) the Goya zone, where silicified sediments with quartz veining returned surface values of up to plus 0.3 opt gold over coincident chargeable and resistive IP anomalies. The DaVinci vein is 850 feet west of the Goya area and they represent two separate veins.

Of particular note were intervals of 5 feet of 0.118 opt gold and 5 feet of 0.111 opt gold in hole AW10-03 intersected in the DaVinci vein. These mineralized intersections in AW10-03 are separated by intervals of no sample due to the bad ground encountered during drilling.  The no sample intervals represent voids or cavities in the limestone host rock.  Although mineralization extends to the end of the hole, it had to be abandoned due to loss of the drill hammer.  AW10-01, 02 and 03 were drilled from the same pad. AW10-01 and AW10-03 were angle holes directed east and hit the DaVinci vein at approximately 60 feet and 125 feet respectively below the surface exposure.  AW10-02 was directed northeast and hit the vein approximately 100 feet to the north along strike and at a depth of approximately 230 feet below the surface.  Drill holes AW10-01, 02, 03 all hit the DaVinci vein as projected suggesting good continuity of the vein. In addition, two veins were intersected that were not observed at surface. Select samples have been submitted to the assay laboratory for metallic screen assays.  Results are pending.

The two blind veins confirm that sub parallel veins are unexposed at Angel Wing. In a classic epithermal vein system model, multiple sub parallel veins sets can branch and horsetail at a higher level above a primary vein containing bonanza grade ore. The presence of multiple vein sets, which may branch from a deeper main vein provide further encouragement for 2011 drilling.

Drilling was suspended due to weather conditions and poor sample recovery and will continue in the early 2011 field season. Less than 150 feet of strike length was tested in the DaVinci vein and Goya zone.  Only a very small part of a multiple vein system extending over 1.24 miles has been tested thus far.  A detailed IP survey over the available 1.24 mile strike of the low sulphidation epithermal vein field at Angel Wing will be completed during the 2011 field season ahead of additional drilling. Ramelius will continue to drill at depth and along strike of the DaVinci vein and test other veins inferred from the IP survey.

Big Blue Property, Lander County, Nevada

On August 13, 2009 Miranda signed a 20-year lease on several unpatented lode claims in the Toiyabe Range in Lander County, Nevada, which collectively comprise the Big Blue project.  Miranda paid US$10,000 on the first anniversary of the agreement and will make annual advanced royalty payments through the term of the lease.  The claims are subject to an NSR royalty of 3% that is subject to a buy-down provision.  The project covers approximately two square miles and is located approximately 13 miles north of Austin, Nevada.  Miranda was drawn to this area through a generative program evaluating a number of district-scale stream-sediment anomalies whose character has an affinity with large sediment-hosted gold districts in Nevada.

On September 1, 2009 Miranda expanded the Big Blue project by staking certain Moxen claims. The Moxen claims are not subject to the lease on the Oxen claims as they fall outside the area of interest of the lease.

On May 6, 2010 the Company signed an exploration and option to joint venture agreement on the Big Blue Project (superseding an acceptance letter, signed on January 28, 2010) with Ramelius.  Pursuant to the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. The first year's commitment of US$250,000 is an obligation. Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Big Blue by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.  Ramelius made a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

The Big Blue project covers 7 square miles and is located approximately 13 miles north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.  A west-northwest structural corridor that extends through the central part of the project cuts upper- and lower-plate rocks.  Hydrothermal alteration, elevated gold, arsenic, mercury and antimony values, and altered and gold-bearing dikes are located within the corridor. These geologic patterns are similar to those documented in the major sediment-hosted gold districts of northern Nevada.

Over 150 historic rock samples on the project define the Ox Corral Creek target, an anomalous area approximately 8,000 feet long by 1,200 feet wide with values ranging from non-detectable to a high of 0.017 opt gold. A second anomaly extends over 2,000 feet by 1,000 feet and returns surface values ranging from non-detectable to a high of 1.65opt gold.  This highest value is from a 3 foot chip sample within fractured upper-plate argillite.

Initial field work funded by Ramelius comprised geologic mapping, rock sampling, a 1,237 station (100 by 50 meter spacing) soil geochemistry program to infill and expand upon open-ended gold and arsenic anomalies identified by a previous operator, and a detailed gravity survey over the West Cottonwood prospect area, where a coincident plus 9ppb gold in soil anomaly and anomalous rock chips up to 56 g/t gold have been identified to date. Five distinct gold in soil anomalies were identified and or further delineated by the 1,237 soil samples collected in the soils survey.

The 200 by 100 meter survey station gravity survey highlights a gravity high feature within the centre of the project area, suggesting uplifted basement or buried intrusive rocks.  Several faults were also inferred from the survey. A gravity low coincident with a geochemical anomaly is inferred as a possible area of subsurface alteration.

PPM, Humboldt County, Nevada

In September 2005 Miranda staked the PPM mining claims located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont whereby Piedmont may earn a joint venture interest in the PPM project.  Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years.  A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years.  Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator. Piedmont is currently in default regarding the expenditure obligations.  Miranda trimmed the size of the PPM property to 12 claims on September 1, 2010.  Piedmont has been given a short amount of time to determine if it can raise the capital needed to continue to fund exploration work in 2011.  If not, Miranda will issue a notice of default to Piedmont and terminate the exploration agreement.

PPM is a pediment-covered, gold exploration project on the north end of the Battle Mountain-Eureka gold trend in Humboldt County, Nevada.  Miranda controls a 100 percent interest in these unpatented lode claims.

Miranda theorizes that the PPM project covers a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge, and Pinson deposits.  Miranda has identified a pediment-covered gold target along northeast-striking faults, which extend southwest from a sediment-hosted mercury district. The claims are located over an area where those northeast-striking structures intersect gold-in-sagebrush geochemical anomalies proximal to the margin of an inferred buried intrusion (magnetic high).  Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez, and Getchell Trends.  The mercury occurrences adjacent to PPM may reflect zoning from a primary gold system under pediment near the intrusive margin.

Mercury mineralization in the Poverty Peak district adjacent to the PPM property is hosted in Permian calcareous sandstone, calcareous shale, phyllite and siltstone within the Golconda allochthon.  Locally, gold up to 0.0291 opt has been identified in rock samples in the mercury workings and associated mine dumps.  The alteration associated with the mercury mineralization includes decalcification and iron staining.  Barite veinlets in silicified outcrops (jasperoid) occur near the range front.  The barite and jasperoids may also be indications of a pediment covered gold system.

Prior to Miranda's reconnaissance efforts, systematic property-wide exploration had not been completed. Miranda's efforts identified a gold-in-sagebrush geochemical anomaly and elevated mercury gas values between an inferred buried intrusion (magnetic high) and a sediment-hosted mercury district.

Red Canyon Project, Eureka County, Nevada

On November 18, 2003, Miranda entered into a 20-year mining lease for the Red Canyon property with Red Canyon Corporation with a sliding NSR royalty, for consideration payable in stages over 20 years, of US$1,600,000 and the issuance of 75,000 share purchase warrants (issued).  The property can be purchased for $1,000, subject to a retained royalty, if all commitments are met.

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

From July 12, 2006 until March 4, 2008 Romarco held the property under an option to joint venture agreement. During the term of the agreement Romarco issued the Company 250,000 common shares of Romarco and expended in excess of US$500,000 in exploration funding on the project.  Romarco completed 6,070 feet of reverse-circulation drilling in eight holes in late 2007.  The holes were selected to drill test several disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  On January 15, 2008 Miranda announced the results of the program that included 85 feet of 0.046 opt gold in drill hole ROM07-01 at the Ice Prospect.

On August 1, 2008 the Company signed a definitive agreement with Montezuma superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property.  Montezuma may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period.  The first year funding of expenditures, exclusive of property holding costs, of US$500,000 is an obligation.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

During the year ended August 31, 2009 Montezuma completed a first phase drill program at Red Canyon.  Three drill holes totaling 2,295 feet east and northeast of the Ice Zone were drilled.  All holes intersected altered McColley Canyon Formation, beneath barren volcanic rocks or alluvium, and ended in the Lone Mountain dolomite.  Elsewhere in the Cortez Trend the McColley Canyon Formation is a host rock for disseminated Carlin-style mineralization.   When assays were received, Miranda and Montezuma geologists met for a peer review of the field data collected over the past year.  Data include: geologic mapping, airborne magnetics, CSAMT, gridded soils and the recent drilling campaign. The peer review served as an open forum to systematically integrate and interpret project level data.  Interpretations will assist with target identification and will guide future rounds of drilling.

Montezuma conducted a second phase of diamond core drilling in mid November 2009, the first core drilling in over two decades of exploration.  A 1,137 foot drilling program was completed in three core holes at the Ice Zone.

Drill holes MR09-05C and MR09-06C were designed to follow-up known gold mineralization at Red Canyon's Ice prospect and as such are not new discovery holes.  Drill holes MR09-05C and MR09-06C were drilled to depths of 151 feet and 178 feet respectively and ended in un-mineralized Lone Mountain dolomite.  Both MR09-05C and MR09-06C were collared immediately adjacent to KR-001.  These holes were designed to verify historic drill assays of KR-001 and provide direct observation of alteration, structure and lithologic patterns in the gold-bearing host rocks.  Core samples from MR09-05C and MR09-06C indicate strongly decalcified and clay-altered limestone is associated with the gold alteration.  As previous drilling targeted areas with strong silica alteration, this information will be valuable in effectively determining the location of future drill holes. Assays and geologic logs are available for KR-001, but no drill cuttings were preserved.

MR09-05C intersected 119 feet of 0.152 opt gold. This result verified the results in KR-001, a reverse circulation hole which intersected 95 feet of 0.117 opt gold from 20 to 115 feet, but with 30% higher grade and 25% greater thickness.  MR09-06C intersected 60 feet of 0.10 opt gold.   MR09-04C was drilled 1,445 feet east of KR-001 to a depth of 808 feet to test the McColley Canyon Formation, a favorable host rock in the area, beneath a gold and arsenic soil anomaly.  MR09-04C had no significant assays.

Exploration potential at Ice remains open in two directions: to the southeast for 7,600 feet along the axis of a plunging syncline; and to the northeast along 3,600 feet of strike.

Montezuma conducted an eight hole, 11,260 foot reverse-circulation drilling program in July and August 2010. The drill program tested geologic, geochemical and geophysical targets southeast of MR09-05C in an area of complex faulting and folding.  Drill results included two mineralized zones in MR10-01, a vertical hole 1,660 feet southeast of core hole MR09-05C.  The intercepts include:

•

20 feet of 0.050 opt gold from 775-795 feet; and

•

20 feet of 0.086 opt gold from 965-985 feet.

Prior exploration and drilling by Montezuma and others confirm the presence of a 650 foot-wide by 2,850 foot-long, southeast-striking corridor that extends from Ice through MR10-01 and up to an additional 1,190 feet to the southeast.  The corridor between MR09-05C and MR10-01 has not been drilled by past operators.  The remaining seven drill holes, MR10-02 through MR10-08, did not intersect mineralization exceeding 0.01 opt gold.

To date, Montezuma's drilling has been permitted through a Notice of Intent (NOI) with the BLM that limits surface disturbances to a maximum of 5 acres.  A Plan of Operations/Permit for Reclamation (POO) was filed in March 2010 with the BLM and is expected to be approved later this year. The POO will allow for the drilling of 31 holes in the first phase.  Nine of these holes lie in the corridor between MR09-05C and MR10-01. When complete, the POO will allow for up to 24.6 acres of surface disturbance and increased flexibility in drill testing a variety of targets across the project.  Additional drilling is contingent upon acceptance of the POO.

The Red Canyon project includes several unpatented lode mining claims on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes oxidized and silicified lower-plate carbonate rocks over a three square mile area.

Red Hill Property, Eureka County, Nevada

On May 27, 2004, Miranda entered into a 20-year mining lease for the Red Hill property with Nevada North Resources (USA) Inc. ("Nevada North") with a sliding NSR royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.  The terms on the lease require advance annual royalty payments starting at US$12,500 in year one and increasing to US$60,000 by year ten and each year thereafter for a total of US$906,250.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in this property through a prior association with the lessor.

From October 27, 2004 until it was terminated on October 16, 2008, the Company had an exploration agreement with an option to form a joint venture with Barrick.  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

In late 2006, Barrick offset BRH-013 which intersected 45 feet of 0.237 opt gold from 1,920 to 1,965 feet with two inclined holes, BRH-014 and BRH-015. These holes were drilled from the BRH-013 site. Both holes tested the lower-plate stratigraphy that hosts the BRH-013 gold intercept. The inclined holes intersected the target horizon approximately 230 ft east-northeast (BRH-014) and 315 ft southwest (BRH-015) from the BRH-013 intercept. Although neither of the two offset holes intersected significant gold mineralization, both holes are locally anomalous in Carlin-style pathfinder trace elements. Silicification and clay alteration occur in both holes and dikes occur in BRH-014. Due to down hole deviations in the angle holes, drill hole piercepoints are aligned along a northeasterly trend such that stratigraphic and mineralization geometries in BRH-013 could not be defined. Mineralization in BRH-013 is open in a northwest -- southeast direction.

Beginning in late October 2007 Barrick completed 11,765 feet of reverse-circulation drilling in six vertical holes to, in part, follow up on BRH-013 which, in 2006, intersected 45 feet 0.237 opt gold from 1,920 to 1,965 feet.

BRH-016 was drilled 650 feet north of BRH-013 and it intersected two vertically-extensive zones of hydrothermal alteration in lower-plate limestone: a) variably decalcified, oxidized and carbon-bearing Devils Gate limestone from 1,360 to 1,785 feet and b) carbon and clay altered Denay limestone with igneous dikes from 2,115 to 2,265 feet.  Significant gold was not intersected.

BRH-021 was drilled 720 feet northwest of BRH-013, along strike of a prominent geophysical resistivity anomaly that guided the placement of BRH-013.  The hole intersected two intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone at 1,100 to 1,470 feet and 1,810 to 2,135 feet.  Sulfidized igneous dikes, similar to those intersected in the BRH-013 gold-bearing interval, were intersected from 1,810 to 1,860 feet.  Ten feet of 0.081 opt gold fault-controlled gold mineralization, hosted in decalcified and clay-altered Denay limestone, a characteristic of Carlin-type systems, was intersected from 2,125 to 2,135 feet.  BRH-021 also intersected 5 feet 0.023 opt gold from 1,830 to 1,835 feet.

On the east side of the property two drill holes, BRH-023 and BRH-024, tested pediment-covered targets outboard from a series of historic antimony prospects.  The holes were located based on three criteria: 1) prospect pits along the range front exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower-plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault.  Both holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault that removed the targeted limestone.  BRH-023 intersected 5 feet 0.014 opt gold from 1,070  to 1,075 feet, 5 ft 0.012 opt gold from 1,115 to 1,120 feet and 10 ft 0.013 opt gold from 1,175 to 1,185 feet.  BRH-024 intersected 10 feet 0.013 opt gold from 960 to 970 feet, 5 feet 0.027 opt gold from 1,100 to 1,105 feet and 5 feet 0.013 opt gold from 1,210 to 1,215 feet.

Two drill holes (BRH-017 and BRH-017A) ended prematurely in limestone voids before testing their intended targets.

In October 2008 Barrick completed two deep drill holes at Red Hill. One hole was collared 1,000 feet to the southeast and one hole was 2,450 feet to the west of BRH-013.  Based on preliminary results Barrick elected to terminate the agreement on October 15, 2008 prior to a US$150,000 payment that would have been required to be paid to the Company by October 27, 2008.

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy, a private Nevada corporation, on the Red Hill Property.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. NuLegacy may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.  NuLegacy paid Miranda US$11,000 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees and issued 200,000 of its common stock to Miranda.

The Red Hill property is comprised of a mining lease on lode mining claims that occupy a large percentage of the "JD Window".  The JD Window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization.

Miranda geologists strongly believe that additional targets exist in the area of BRH-013 and that the property has not yet been fully tested.  Priority targets include the SE-strike projection of the CSAMT anomaly associated with the mineralization in BRH-013 where a 1,300 foot by 1,700 foot >20 ppb gold in soil anomaly is developed in a NW-striking syncline, within a larger zone of laterally-extensive hydrothermal alteration.  Previous drill holes did not test this shallow target area.  Mineralization associated with BRH-013 approximately 1500 feet to the northeast may project into this anomaly.

Another target is identified proximal to the historic antimony pits on the east side of the project.  Twenty holes were drilled in this area; however only three holes exceeded 700 foot depths.  These three holes ended in 35-150 ppb gold.

NuLegacy reported that as of September 30, 2010 they had incurred exploration expenditures of $248,804 (inclusive of property maintenance costs of $45,258) on the Company's Red Hill property comprised of, among other things, geologic interpretation of existing data and a CSAMT geophysical survey, along with an IP/Resistivity survey, completed in January and February 2010 designed to, among other things, identify drill targets for NuLegacy's next phase of exploration.

On November 18, 2010 Miranda announced that NuLegacy has begun drilling on the Red Hill project NuLegacy has permitted five holes and plans to drill up to 5,000 feet.  Three target areas will be tested including 1) a geophysical IP resistivity and conductivity high anomaly approximately 3,280 feet long inferred to reflect Carlin-style alteration and mineralization at a depth of 500 feet 2) an area of anomalous rocks and soils associated with jasperoid and low-level anomalous gold in historic shallow drill holes, and 3) an area approximately 2,000 feet by 4,000 feet with alteration and a gold and mercury soil anomaly which is the anomalous area of the CSAMT projection associated with mineralization in BRH-013 mentioned above as a priority target for Miranda.  NuLegacy completed drilling 4 holes for a total of 4,920 feet on November 23, 2010.  Three holes tested the IP resistivity anomaly and one hole tested the zone of anomalous gold and mercury in soils.  All assays are pending.

TAZ project, Eureka County, Nevada

In October 2009 Miranda staked several unpatented lode claims comprising the TAZ project in the Roberts Mountains in Eureka County, Nevada approximately 26 miles northwest of the town of Eureka.  The project is on the southern end of the Battle Mountain-Eureka Trend and covers approximately 3.8 square miles.

The property lies along the margin of a north-trending window that exposes lower-plate Devonian-age limestone through the Roberts Mountains Thrust. Similar Devonian age limestone is a favorable host for sediment-hosted gold systems elsewhere on the Battle Mountain -Eureka Trend.

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

US Gold Corporation, reports that its Gold Bar deposit has contained gold resource of approximately one million ounces of gold, is eight miles to the southwest and is a target analogue for the TAZ project.

Four companies previously explored for shallow oxide gold deposits on various portions of Miranda's TAZ claims.  In 1996, BHP Minerals International drilled VC96-8 on the south end of the claim block.  This hole-includes 70 feet of 0.042 opt gold from 215 - 285 feet within a 135 foot zone of 0.025 opt gold from 215 - 350 feet.  The drill hole ended at a depth of 350 feet with the last five-foot sample returning 0.005 opt gold within Devils Gate Limestone.

On November 4, 2010 the Company signed a letter of intent with Navaho whereby Navaho may earn a 75% interest in the TAZ project by expending US$3,000,000 over four years.  The first year's commitment of US$400,000 is an obligation.  Once Navaho has spent the first US$3,000,000 they shall have the option and right to earn a vested 75% interest in TAZ by either funding 100% of exploration costs required to complete a bankable feasibility study within four years after the completion of the initial earn-in period at a minimum expenditure rate of US$1,000,000 per year or by spending an additional US$10,000,000 within 10 years after the initial earn-in period.  If Navaho elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional $10,000,000 within 10 years, but meets the first US$3,000,000 spending milestone, it shall be entitled to an NSR of 2%.

Redlich Property, Esmeralda County, Nevada

On January 23, 2008 Miranda paid the final US$11,250 and issued the final 15,000 two-year share purchase warrants at an exercise price of $0.55 to complete the purchase of the Redlich Property with the owner retaining a 3% NSR royalty.  Upon completion of a bankable feasibility study, Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

From March 4, 2004 until it was terminated on February 20, 2008 Newcrest had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Newcrest paid the Company US$135,000 and incurred US$1,735,687 in exploration expenditures.

Newcrest completed a first-phase drill program in October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling.  The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 opt gold in hole R43, and 15 feet of 0.330 opt gold in hole R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 opt gold.

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet.  This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 opt gold over 5 feet.  Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

During 2006, Newcrest completed an additional 15 reverse circulation drill holes for a total of 10,978 feet focused on better defining and extending known mineralization. Hole R76 intersected 0.603 opt gold over 5 feet and hole R77 intersected 0.043 opt gold over 60 feet, including 0.375 opt gold over 5 feet.

Newcrest added to our property position by staking additional lode claims to cover lands north and east of the current claim block.  The Redlich property then covered 5.5 square miles and has subsequently been reduced to 3.6 square miles.

Newcrest's 2007 core drilling program comprised two oriented core holes totaling 2,376 feet.  The holes were designed as offsets to drill hole R-73, a reverse circulation hole that intersected 55 feet of 0.046 opt gold and 10 feet of 1.037opt gold.  In drill hole RD-1 significant low-grade gold was intersected from 210 to 265 feet in iron stained to gossanous andesite.

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

Subsequent to Newcrest terminating the agreement, Miranda contracted Mine Development Associates, Inc. ("MDA") to review drill and assay data collecting during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views.  The intent of the review was to assess potential continuity of higher-grade mineralization and to model the epithermal vein system present on the property.

On March 20, 2008, MDA stated in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property.

MDA found that 55% of all drill-hole samples grading over 0.029 opt gold are contained within an approximate east-west plane dipping 45o to the south. The strike length of this plane is approximately 1,150 feet long and extends down dip approximately 590 feet.  All drill holes that intersect this plane as defined above have reported intercepts of gold grades greater than 0.029 opt.  The best intercept in the plane is 5 feet of 1.945 opt gold.

Two high-grade drill samples of 0.438 opt gold and 0.788 opt gold occur to the southeast of the defined plane at a distance of 1,065 feet and 5,000 feet, respectively.   According to MDA, these drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

By evaluating gold and silver grade changes by elevation, MDA found evidence for a favorable horizon for precious metal deposition.  Gold values show an increase between 4,265 feet and 4,755 feet in elevation.  The trend is more profound for silver and suggests a lower horizon favorable to its deposition, a characteristic not unusual for epithermal precious metal deposits.  Miranda's geologic team believes this favorable elevation represents the "boiling zone" at which gold was precipitated from hot fluids during mineral deposition.

MDA suggests that further exploration is justified and that it should concentrate on the orientation and favorable elevation of the best-fit plane as well as around the two isolated drill intersections of 0.438 opt gold and 0.788 opt gold.

Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   MDA's identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs.

An illustration of the best-fit plane for Redlich gold mineralization is available on Miranda's website at http://www.mirandagold.com/s/Redlich.asp.

In September 2008, the Company began evaluating a possible copper-molybdenum porphyry target on the Redlich property.

The porphyry target was explored with core drilling by Molycorp, Bear Creek, and Amax, Inc. in the early 1960s and Inspiration Development Company ("Inspiration") in the early 1980s.  Miranda obtained and re-logged some of the drill core and submitted for assay on a 40-foot interval from 369 to 409 feet from Inspiration drill hole RH-5.  This interval contains visible native copper, chalcopyrite, bornite and copper sulfates within a quartz monzonite intrusion that shows weak silicification and moderate phyllic alteration.  Assays for this interval returned 1.33% copper.  Several logs from historic drill holes report visible chalcopyrite and molybdenum within quartz veinlets and as fine grained disseminations.  Historic assays from Inspiration drill hole EDH-9 show 600 feet of 624 ppm (0.062%) molybdenum from 1,000 to 1,700 feet.  RH-5 and EDH-9 represent the best of 10 known historic holes drilled within the target area.

A company which holds geothermal rights that overlap the Redlich claims completed a 1,940 foot test hole on the Redlich property within the area of the porphyry target.  Miranda was supplied with 30 foot composite samples from this hole for logging and assaying.  Anomalous assay results include 990 feet of 545 ppm (0.055%) copper from 710 to 1,700 feet and 780 feet of 161 ppm (0.016%) molybdenum from 710 to 1,460 feet.

The Company reduced its land position on September 1, 2009 retaining only core Redlich claims.

On June 4, 2010 the Company signed an agreement with SIN Holdings Inc. ("SIN") whereby SIN could have earned a joint venture interest in the Redlich project however SIN immediately terminated the agreement and did not fulfill its obligations.

Ester Dome project, Fairbanks Mining District, Alaska

On October 29, 2009 the Company leased several Alaska state mining claims from Range Minerals Inc. ("Range") comprising the Ester Dome project in the Fairbanks Mining District approximately 5 miles from Fairbanks, Alaska. The Ester Dome project covers approximately 13.8 square miles.  The Company subsequently staked additional claims.

Although outside of Miranda's normal exploration jurisdiction of Nevada, the Ester Dome acquisition presents Miranda a unique opportunity to control and explore a district-scale project with a historic gold endowment in excess of 1 million ounces.  The Fairbanks District has produced over 9.5 million ounces of alluvial gold.  Over 3 million ounces of alluvial gold were reportedly mined on the flanks of Ester Dome and the Ester Dome project covers the majority of the upland source area for these 3 million ounces.  On the property, reported historic drilling returned a high-grade gold intercept with 19.7 feet of 2.7 opt gold justifying step out drilling with little advance work required.

To maintain the lease with Range, Miranda will pay annual escalating advance royalty payments, incur minimum work commitments, be subject to a gold price indexed NSR royalty, and Miranda will issue the following share purchase warrants to Range:

•

100,000 at an exercise price at $0.50 (issued December 9, 2009);

•

100,000 at an exercise price of $0.55 on the first anniversary of the lease (issued October 29, 2010); and

•

100,000 at an exercise price of $0.60 on the second anniversary of the lease.

All share purchase warrants will expire two years after the date of issue and be subject to terms and limitations required by Canadian and U.S. securities laws including a four-month hold period.

The geology and mineralization on the Ester Dome project is prospective for high-grade vein deposits and shear-hosted gold deposits as well as large tonnage bulk minable gold deposits.  The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults. The schist is cut by igneous stocks and sills, and mineralization appears to be intimately related to a Cretaceous intrusive event.  The Ryan Lode deposit (Kinross Gold Corporation) (a reported 0.8 million ounce gold resource) is located approximately 2,000 feet to the southeast of the Ester Dome property boundary.  Fairbanks area gold deposits, such as Fort Knox (Kinross Gold Corporation) (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (Kinross Gold Corporation) (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in metasediments, provide target analogues for exploration at Ester Dome. The most recent exploration on Ester Dome was conducted by Placer Dome Exploration ("PDX") for a nine-month period in 1998.  PDX attempted to delineate a plus-one-million ounce resource within the nine-month period and drilled 14,620 feet in 21 core and 10 reverse circulation drill holes.  Reported highlights of that drilling are given:

•

The best PDX hole (98EDC018) intersected 19.7 feet of 2.7 opt gold from 360.9 to 380.6 feet;

•

Seven holes proximal to 98EDC018 had intersections that averaged 6.4 feet of 0.081 opt gold; and

•

The last hole drilled by PDX (98EDC031) was a 500 feet step out from their area of focused drilling and intersected 10 feet of 0.513 opt gold at 673 feet. This hole was not followed up with additional drilling.

Over 12,000 historical surface soil and rock samples provide multiple undrilled gold anomalies on the property; several surface gold anomalies are on the scale of 0.6 - 1.2 miles long and 660 - 1,640 feet wide, including an anomaly that extends 1.2 miles from the significant PDX drill hole intercepts.

A large VLF (VLF surveys use very low frequency sound to measure resistivity and conductivity of lithology) geophysical grid included in the property database appears to correlate well with inferred structures and will contribute to resolving and testing structural controls to mineralization.

The PDX final report recommends several targets for additional drilling that were not tested. Miranda will validate these PDX targets initially, and compile the large historic database to generate additional drill targets and begin field work in 2010.

Miranda's work on Ester Dome in 2010 has consisted primarily of limited reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm, delineate and tighten the spacing of an irregularly sampled and undrilled soil anomaly previously identified by Placer Dome.  The soil anomaly has dimensions of approximately 6,000 feet by approximately 1,200 feet.  This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5 square miles. Small alluvial gold workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

Miranda has signed a Letter of Intent with Agnico-Eagle USA Limited ("Agnico"), whereby Agnico may earn a joint venture interest in the Ester Dome project.  Under the terms of the Letter of Intent, which is to be replaced by a definitive option agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a feasibility study or by spending an additional $10,000,000 at a rate of no less than $1,000,000 per year.  Agnico will continue to compile the large historic database for the project in anticipation of the 2011 exploration season.

Pavo Real, Tolima District, Colombia

On December 17, 2009 the Company signed a modified exclusive Association Agreement with ExpoGold to conduct generative exploration in Colombia.  The addition of projects in Colombia to Miranda's portfolio is a strategic decision to explore for world-class gold deposits in an underexplored jurisdiction in line with the objective of increasing shareholder value through discovery.

Miranda's objective in establishing a presence in Colombia is to balance the Company's generative work in Nevada and Alaska by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

Pursuant to the Association Agreement, ExpoGold and its manager Jaime Diaz have been conducting a project generative program to locate and acquire properties with the potential to host large gold systems in Colombia.  ExpoGold has accumulated an extensive database for target generation and has considerable expertise in conducting business, acquiring exploration and mining properties and executing exploration programs in Colombia.  Mr. Diaz has over 16 years of experience in Colombian exploration and mine production and has consulted for the government as well as a number of international companies working in the region.

Under the terms of the Association Agreement, Miranda issued 350,000 common shares to ExpoGold and has a "First Right of Refusal" to acquire any of the 45 license applications controlled by ExpoGold.  These applications cover approximately 123,000 hectares and are located in 14 discrete mining districts.  Included in the 45 applications is the Pavo Real property.

On June 24, 2010 Miranda exercised the right to acquire 100% of the Pavo Real Concession from ExpoGold (the "Pavo Real Option Agreement") by making the following payment and issuing shares of Miranda to ExpoGold:

•

US$20,000 plus 100,000 shares upon signing the Pavo Real Option Agreement (paid and issued);

•

US$20,000 plus 100,000 shares within six months from the execution of the Agreement; and

•

US$50,000 plus 100,000 shares at the first anniversary of the Agreement.

On June 25, 2010, the Company signed a shareholders' agreement with Red Eagle, whereby Red Eagle may earn a joint venture interest in the Pavo Real Concession in Colombia.  Red Eagle can earn a 70% interest in the Pavo Real Concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.

Red Eagle will assume and be responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Real Option Agreement including reimbursement for all costs associated with maintaining the Pavo Real Concession.  Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver.  The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.

Red Eagle will focus on laying the ground work for the Pavo Real project.  Current ongoing work consists of acquiring both high-resolution satellite imagery and base maps.

On August 24, 2010 a helicopter airborne magnetic survey started over the Pavo Real project in the Colombia.  Red Eagle contracted with MPX Geophysics, Ltd. to complete the survey.  The survey goals were to identify intrusions and their margins, magnetic destruction from alteration, and to delineate large-scale structures.  The survey totaled 1,706 line-miles with east-west flight lines on 164 foot spacing and north-south tie lines on 1,640 foot spacing.  The sensor height was approximately 230 feet.

Results from the initial magnetic survey will aid in the development and design for a follow up mapping and geochemical soil/rock chip survey to be followed by a drilling program.  Red Eagle has hired an in-country manager and designed an exploration program for the project.  High-resolution satellite imagery and base maps have been acquired.  A drill program will follow mapping and geochemical surveys.  The program will constitute the base for a NI 43-101 Technical Report prepared for Red Eagle to be followed by an initial public offering and listing of Red Eagle on the TSX-Venture Exchange.

Pavo Real lies within the department of Tolima 12.4 miles south of the city of Ibague and 27.9 miles southeast of AngloGold Ashanti's La Colosa project.  At Pavo Real 70 soil samples on three wide spaced lines define a 2,300 foot long by 330 foot to 1,640 foot wide gold anomaly.  The soil anomaly remains open in three directions.  Of the 62 rock samples taken from an area of limited exposure on the east edge of the soil anomaly, 31 samples are greater than 0.006 opt gold and the average value of those samples is 0.12 opt gold with a high of  1.66 opt gold.  Preliminary field work at Pavo Real has shown that the gold mineralization is hosted by sandstones.  Regionally the property is near several gold-silver skarn deposits.  This, coupled with elevated bismuth and copper suggest that Pavo Real is intrusive related and may provide a distal skarn or distal disseminated target.

As at the date of this Annual Report Miranda is seeking funding partners to continue exploration programs to advance the Coal Canyon, Fuse, HOG, and Iron Point, projects in Nevada.

Coal Canyon, BPV and CONO projects, Eureka County, Nevada

The Coal Canyon, BPV and CONO projects are located in the heart of northern Nevada's Cortez Gold Trend.

On May 27, 2004, Miranda entered into a 20-year mining lease for the Coal Canyon property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy-down provisions to 2%.

The terms on the lease requires advance annual royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250.

Also, on May 27, 2004, Miranda entered into two 20-year mining leases with Nevada North for the BPV and CONO properties (adjacent to Coal Canyon), with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.  As of August 4, 2010 the leases on BPV and CONO are terminated.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in all three properties through a prior association with Nevada North.

From April 2005 to March 2007 the Coal Canyon project was under option to Golden Aria.  On January 26, 2007 Miranda announced that Golden Aria completed a two-hole drill program at Coal Canyon totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 foot to 200 foot thick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

On February 4, 2005 Miranda entered into an exploration agreement with an option to form a joint venture on BPV and CONO with Agnico-Eagle.  Agnico-Eagle terminated the option effective November 30, 2006.

From March 11, 2008 until August 4, 2010 the Coal Canyon, BPV and CONO projects were under an exploration agreement with an option to form a joint venture agreement with Queensgate.

During the term of the agreement Queensgate issued to Miranda 300,000 common shares.

In August 2008 Queensgate completed 1,950 feet of reverse-circulation drilling in two vertical holes at Coal Canyon. No significant assay results were reported for Hole MCC-003 that was drilled to a depth of 750 feet and intersected the Roberts Mountains Formation, an attenuated section of the Hanson Creek Formation and the upper Eureka Formation.  Zones of hydrothermal alteration (decalcification, silicification and/or iron oxidation) from 40 to 70 feet-thick were focused along the Roberts Mountain/Hanson and Hanson/Eureka formational contacts.  Hole MCC-004 was drilled 1,360 feet north of MCC-003 to a depth of 1,200 feet. The hole intersected the lower half of the Roberts Mountains Formation and the upper, middle and a portion of the lower Hanson Creek Formation. Both of these formations are lower plate host rocks to mineralization elsewhere in the Carlin and Cortez Trends.  Hydrothermal alteration in the form of decalcification, silicification, sooty pyrite cemented breccias, quartz-dolomite veins and disseminated sphalerite were best developed in the middle and lower Hanson Creek Formation.  The drill hole intersected 10 feet of 0.011 opt gold from 980 to 990 feet within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 feet of 0.004 opt gold from 970 to 1,200 feet. The hole ended in anomalous gold mineralization.

Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project.  These results will assist in the planning of future drilling programs.

Past exploration in the Coal Canyon project had focused on the northwest-trending Grouse Creek fault that lies on adjacent claims controlled by others. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 feet of 0.022 opt gold in the Hanson Creek dolomite and the underlying Eureka quartzite.  Gold mineralization is associated with altered dikes, iron oxide and silicification.

On August 4, 2010 the Company announced drill results from a four hole, 5,250 foot reverse-circulation drill program at Coal Canyon.  The drilling attempted to expand upon results in MCC-004, a 2008 drill hole that intersected 10 feet of 0.011 opt gold from 980 to 990 feet within a sooty pyrite / silica-cemented breccia zone.  This mineralization occurred within a larger, lower-grade gold zone that returned 230 feet of 0.004 opt gold from 970 to 1,200 feet.  All four drill holes intersected hydrothermally altered intervals within carbonate rocks of the Roberts Mountains and Hanson Creek Formations.   Altered lamprophyre and basalt dikes were also intersected.  Although significant gold mineralization was not intersected, Miranda geologists recognize untested geologic and geochemical drill targets to the west and east of MCC-004.

Queensgate subsequently terminated the exploration funding agreements on all three projects and Miranda in turn terminated the leases on BPV and CONO but Miranda is maintaining the lease on Coal Canyon and will seek another funding partner.

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

Barrick completed the only drill hole on Fuse in late 2006.  Bedrock was intersected at 760 feet and the hole ended in upper plate siliciclastic rocks at 1,860 feet.  Significant gold was not intersected. Miranda feels the gravity highs and mercury anomaly were not tested by this drill hole.

The Fuse property represents an exploration play with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley.  The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several mine complexes.

The Company reduced its land position on September 1, 2009 retaining only the core Fuse claims.

HOG Property, Eureka County, Nevada

During the spring of 2010, the Company staked thirty-nine contiguous claims approximately 1,970 feet northeast of its Red Canyon Project, Eureka County, Nevada.  Seventeen of these claims are within the Red Canyon Project area of interest, and have been included in the lease option agreement with Red Canyon Corporation, the underlying owner, and in the exploration agreement with Montezuma, and Miranda's exploration funding partner at Red Canyon. The remaining twenty-one claims are held by Miranda and comprise the HOG property.

The HOG property is 1.9 miles east of US Gold's Tonkin Springs gold deposits and bounded on the east and west by Bravo Ventures Group, Inc.'s claims comprising their Pete Hanson project.  Bravo reports the presence of "auriferous lower plate carbonate rocks and jasperoid" locally on the eastern and southern portions of their Pete Hanson Project with "grab samples of altered rock containing anomalous gold values of 0.3 to +3.0 g/t Au".  Similarly, Miranda has silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment.  The HOG Project may be within the large gold system footprint of the Tonkin Springs, Red Canyon, and the Pete Hanson projects.

Miranda plans to advance the project and identify targets by mapping and sampling the bedrock portion of the claims, and by fault and lineament projection into the pediment.

Iron Point, Humboldt County, Nevada

In February 2005, Miranda staked the "AB OVO" claims in the Iron Point District. During September and October 2005 Miranda staked the "JTK" claims and "IP" claims to expand the Iron Point project area.

On June 3, 2005 Miranda entered into a 20 year mining lease and option to purchase the 28 "MIP" claims with Robert McCusker and Martha Gnam with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments, payable in stages over 20 years, totaling US$462,000.  The claims can be purchased during the first ten years of the lease outright for cash consideration for between US$1,000,000 to US$2,000,000 depending on the price of gold.

On November 22, 2006 Miranda signed a binding exploration and option to enter into a joint venture agreement with White Bear whereby White Bear may earn a joint venture interest in the Iron Point property.  In March 2010, White Bear served notice to terminate the joint venture agreement on Iron Point.  Concurrently on April 20, 2010 the Company terminated the lease on the MIP 1-28 group of Iron Point claims, filed quitclaims on the JTK claims, but will be retaining the AB OVO and IP staked claims.

In 2008, three reverse-circulation drill holes, MIP-1 through MIP-3, totaling 3,990 feet were completed to test structural, mercury soil gas and rock/soil geochemical targets for a disseminated gold system. The holes were located proximal to north-south striking faults and Ordovician age rocks. Gold deposits surrounding the Iron Point region show a close spatial association with these geologic patterns. Significant gold mineralization (>0.010 oz Au/t; >0.343 g Au/t) was not intersected in this phase of drilling however Miranda geologists have identified a variety of geochemical and structural targets not yet tested by historic drilling.

Iron Point occurs at the general intersection of the northeast-striking Getchell Trend, the larger northwest-striking Battle Mountain-Eureka Trend, and a third sub-trend that Miranda Gold infers to exist between Lone Tree and the Iron Point district.  Further, the Iron Point district is within the northeast-striking "Humboldt Lineament" which may exert basement or crustal-scale controls to mineralization where it crosses the Independence, Carlin, and Battle Mountain-Eureka Trends.  The regional geology of the Iron Point district is dominated by folded and faulted lower Paleozoic (Cambrian) sedimentary rocks which are structurally overlain by upper Paleozoic (Pennsylvanian-Permian) rocks.  The Iron Point and Golconda thrusts are structural features that complicate the geology of the district.

During or shortly after the year ended August 31, 2010 the Company either allowed the claims to lapse or terminated the underlying mineral leases for each of the:

1.

BPV and CONO, Eureka County, Nevada

2.

Neon, Churchill County, Nevada

3.

MIP Lease at Iron Point, Humboldt County, Nevada

None of Miranda's properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

The data disclosed in this Annual Report have been reviewed and verified by Ken Cunningham a Qualified Person as defined by National Instrument 43-101.

ITEM 4A

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Management's discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with Canadian GAAP.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company's primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, located in Nevada, Alaska and Colombia.

Results of Operations for the year ended August 31, 2010, 2009, and 2008

The Company incurred a loss of $3,130,831 (2009 - $2,336,961; 2008 - $3,048,182) and a comprehensive loss of $3,195,756 for the year ended August 31, 2010 (2009 - $2,267,022; 2008 - $3,079,006).

Expenses for the year ending August 31, 2010 were $3,252,355 (2009 - $2,403,329; 2008 - $3,502,815).

Significant differences between the years follow:

Investor relations, travel and business promotion combined to $363,396 for the year ended August 31, 2010 (2009 - $337,637; 2008 - $384,187).  The investor relations programs in fiscal 2010 included attendance at six conferences, bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.

Consulting fees, directors fees, wages and benefits combined to $972,653 for the year ending August 31, 2010 (2009 - $960,396; 2008 - $772,534).  The Company's President is based in Reno and the Company has four full time employees based in our exploration office in Elko, Nevada and one full time investor relations manager in Vancouver.  The increase in the 2009 year over the 2008 year was due to an increase in salaries and an increase in the use of investor relations and technical consultants.

Office rent, telephone, secretarial and sundry costs for the year ended August 31, 2010 were $207,395 (2009 - $158,042; 2008 - $130,949).  The increase in 2010 was partially due to the setting up our branch offices in Colombia.  Reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2010 were $7,727 (2009 - $6,619; 2008 - 6,740).  These costs are expected to continue at these levels into the future.

Professional fees, which include legal fees, have risen significantly for the year ended August 31, 2010 over prior years to $253,043 (2009 - $74,004; 2008 - $66,375).  The establishment of the Colombia corporations, the Association Agreement with ExpoGold, the Pavo Real option agreement and the share purchase and shareholder agreement with Red Eagle resulted in higher legal fees.  In addition accounting fees for each of the Colombian branch offices have also increased this expense category.

Property exploration costs in the year ended August 31, 2010 were $1,160,054 net of recoveries from funding partners of $376,810 (2009 - $469,110 net of $318,005; 2008 - $583,203 net of $449,344).  Mineral exploration costs are expensed until such time as economically recoverable reserves have been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company's funding partners on certain properties for which it was paid a management fee based on a percentage of eligible expenditures of $nil in the year ended August 31, 2010 (2009 - $16,920; 2008 - $26,276). The Company had inadvertently charged management fees on certain ineligible expenses that were clawed back in the current year.

The non-cash stock based compensation expense for stock options vested during the year was $174,832 in the year ended August 31, 2010 (2009 - $537,550; 2008 - $1,540,880).   The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model.

In the year ended August 31, 2010 the Company received mineral property option payments totaling $277,262 (2009 - $258,837; 2008 - $140,946).   Option payments received are first credited to the individual project's capitalized mineral property costs before any remaining portion is recognized as income.  In the year ended August 31, 2010 the Company recognized $59,028 ($24,167 was the non-cash value of NuLegacy shares) as mineral property option payments received in excess of cost (2008 - $238,837; 2007 - $140,946).

In fiscal year 2010 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the BPV, CONO, and Neon projects and the Company wrote off $27,580 (2009 - $169,210; 2008 - $nil) of mineral property costs.

The Company's projects are at the exploration stage and have not yet generated any revenue from production to date.  Net losses have increased over the past four years as a result of administrative costs associated with the increase in activity and the Company acquiring several additional mineral projects including projects in Alaska and Colombia.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company's properties.

B.

Liquidity and Capital Resources

Miranda's primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner's cost to earn an interest.

Miranda's income from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all capitalized acquisition costs have been recovered.  Miranda does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of Miranda consist of the exploration and evaluation of mining properties and as such the Company's financial success will be dependent on the extent to which it can discover new mineral deposits.  Miranda anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

Miranda began the fourth quarter of the 2010 fiscal year with cash of $11,361,657.   During the three months ended August 31, 2010 the Company expended $1,064,143 on operating activities and recovered $4,210 on investing activities and expended $3,285 on financing activities to end on August 31, 2010 with $10,298,439 in cash.

Miranda began the 2010 fiscal year with cash of $9,687,616.   During the year ended August 31, 2010 the Company expended $2,890,895 on operating activities and $136,408 on investing activities and raised $3,638,126 on financing activities to end on August 31, 2010 with $10,298,439 in cash.

As at December 1, 2010 there were 5,982,000 stock options outstanding pursuant to the shareholder approved stock option plan all of which were "in-the-money" (TSX-V closing price December 1, 2010 -  $0.72).

The Company has sufficient cash to meet its obligations as they come due.

C.

Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.

Trend Information

Trends that are considered by Miranda to be reasonably likely to have a material effect on our results of operations are discussed above under "Results of Operations" in Item 5.A and "Liquidity and Capital Resources" in Item 5.B.  Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a natural resource exploration company, the interest in Miranda's stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical.  If the global demand for gold decreases and the gold price decreases, it could adversely impair Miranda's ability to raise financing and advance the exploration of our mineral properties.

E.

Off-Balance Sheet Arrangements

Miranda does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2010:

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

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of November 30, 2010, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham	Director, President and CEO	November 7, 2003 President of Miranda U.S.A. Inc. and on February 9, 2004 as President and Chief Executive Officer of Miranda
Dennis L. Higgs [3]	Director	May 4, 1993 and until February 1, 2006 Chief Financial Officer of Miranda
Steven Ristorcelli [1,2]	Director	February 20, 1995 and until July 29, 2003 Corporate Secretary of Miranda
G. Ross McDonald[1,3]	Director	August 9, 2006
James Cragg 2, [3]	Director	December 13, 2004
Ian Slater[1]	Director	December 10, 2007
Paul van Eeden	Director	September 27, 2010
Doris Meyer	Chief Financial Officer and since June 1, 2006 Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003

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

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has thirty-five years experience from diversified mineral exploration and mining geology through to executive management; nineteen of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration.  Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz' Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham sits on the Uranerz Energy Corporation Advisory Board and is a Director of Oremin Metal, Ltd, a private company.

Dennis L. Higgs

Dennis Higgs, B.Com is a director and, until February 1, 2006, he was also the Chief Financial Officer of Miranda.  Mr. Higgs has been a director of Miranda since 1993 and is the Company's founding director.  Mr. Higgs is the Executive Chairman and a founding director of Uranerz Energy Corporation, a company engaged in exploration and development of uranium projects and listed on the NYSE Amex and the Toronto Stock Exchange under the symbol "URZ".  He is also President of Senate Capital Group Inc., a private venture capital and resource management company.  Mr. Higgs is now considered to be an independent director as he has not been an executive officer of the Company for three years.

Steven Ristorcelli

Steven Ristorcelli is a director of Miranda and has served in this capacity since 1995.  Mr. Ristorcelli brings over thirty years of geological, advanced stage exploration and development and mining experience to the Board.  He has been Principal Geologist with Mine Development Associates of Reno, Nevada for eighteen years where he specializes in resource modeling, audits and evaluations.  His work as a consultant takes him throughout North America, South America, Europe and Africa.  He is also a director of Esperanza Silver Corp. Mr. Ristorcelli is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is retired chartered accountant and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Bravada Gold Corporation., Wesgold Minerals Inc., and Fjordland Exploration Inc.  Mr. McDonald is an independent director.

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

Ian Slater

Ian Slater is a director of Miranda and has served in this capacity since December 10, 2007.  Mr. Slater was recommended to Miranda by the Lundin Group of companies following a 2008 financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, participated in an equity financing with Miranda.  Mr. Slater has been involved in the gold mining industry for twenty years and most recently was a partner with Ernst & Young where he led their mining practice.  Mr. Slater's expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies.  Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.  Mr. Slater is a director of IBC Advanced Alloys Corp., Slater Mining Corporation and Red Eagle Mining Corporation.  Mr. Slater is an independent director.

Paul van Eeden

Paul van Eeden is a director of Miranda and has served in this capacity since September 26, 2010.  He is also the President of Cranberry Capital Inc., a private Canadian holding company.  Mr. Van Eeden began his career in the financial and resource sectors as a stockbroker with Rick Rule's Global Resource Investments Ltd. in 1996 and has been active in financing mineral exploration companies and analyzing markets ever since. Mr. Van Eeden is an independent director.

Doris Meyer

Doris Meyer joined Miranda as its Chief Financial Officer effective February 1, 2006 and as Corporate Secretary effective June 1, 2006.  She is a member of the Certified General Accountants Associations of British Columbia and Canada since May 21, 1985.   Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly-traded mining companies.

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration.  Mr. Hebert brings twenty-seven years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Twenty of these years have been focused in Nevada.  Prior to joining Miranda in 2003, Mr. Hebert had been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada.  He was a member of the exploration team who discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest.  Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.  Mr. Hebert sits on the Uranerz Energy Corporation Advisory Board.

B.

Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda.  In the fiscal year ended August 31, 2010 Miranda paid $43,355 in director fees, including a retroactive adjustment.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2010.

Name	Date of grant	Options granted	Exercise price	Expiry date
James F. Cragg	n/a	nil	n/a	n/a
Dennis Higgs	n/a	nil	n/a	n/a
G. Ross McDonald	n/a	nil	n/a	n/a
Steven Ristorcelli	n/a	nil	n/a	n/a
Ian Slater	n/a	nil	n/a	n/a

The following table is a summary of the compensation paid to Miranda's senior management in the most recently completed financial year ended August 31, 2010.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2010	$190,500	Nil	Nil	nil	Nil
Doris A. Meyer (2) Chief Financial Officer/Corporate Secretary	2010	$Nil	Nil	$100,100	nil	Nil

(1)

During the financial year ended August 31, 2010, Mr. Cunningham was paid US$182,300, the approximate Canadian dollar equivalent of $190,500 using an average exchange rate for the financial year of 1.045.  See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

(2)

Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the "Cunningham Agreement") with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently (April 1, 2010) at the rate of US$192,500, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham's employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the "Severance Package", as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days' written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a "change in control" (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days' written notice to Miranda.

On April 1, 2010 Miranda entered into a consulting agreement with Doris Meyer and her wholly owned company, Golden Oak Corporate Services Ltd., (the "Meyer Agreement") in connection with provision by Ms. Meyer of her services as the Chief Financial Officer and Corporate Secretary of Miranda and the provision as an independent contractor by Golden Oak Corporate Services Ltd. ("Golden Oak") to Miranda of accounting, financial, corporate and regulatory compliance services in consideration of an annual service fee of $105,000 plus applicable taxes and reimbursement of reasonable office costs and expenses and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak in furtherance of or in connection with the business of Miranda and its subsidiaries.  The Meyer Agreement replaced a February 1, 2006 agreement. The Meyer Agreement will be for an initial term of one year and, unless terminated in accordance with its terms, is to be renewed annually.  The Meyer Agreement may be terminated by Miranda for cause without notice or without cause at any time upon ten days written notice of termination specifying the date of such termination, in which event Miranda shall pay to Golden Oak an amount equal to one-half of the service fee then payable under the Meyer Agreement and, upon such payment and reimbursement of any other amounts then due and owing, Golden Oak shall have no further recourse from Miranda.  The Meyer Agreement may be terminated by Golden Oak upon 60 days written notice to Miranda provided that Miranda may waive such notice, in which case Golden Oak's services will terminate upon Miranda giving such waiver.  During the 60 day notice period, Golden Oak and Ms. Meyer will agree to perform their obligations to Miranda if Miranda requests such performance and will perform such obligations in the manner directed by Miranda.  On a defined change of control event and if Golden Oak terminates its services within 90 days following the event, or if Golden Oak's services are terminated by Miranda without cause, Golden Oak will be entitled to be paid by Miranda one-half of the annual service fee in effect at the time of the change of control event.  The Meyer Agreement contains non-disclosure and non-solicitation provisions typical of an agreement of its nature.

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

Audit committee charter

Purpose of the committee

The purpose of the Audit Committee (the "Committee") of the Board of Miranda is to provide an open avenue of communication between management, Miranda's independent auditor and the Board, and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of Miranda's financial reporting and disclosure practices;

•

Miranda's compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of Miranda's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, Miranda's articles and governing laws as the Committee or Board deems necessary or appropriate.

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

The Committee's role is one of oversight. Management is responsible for preparing Miranda's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Canadian GAAP.  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit Miranda's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with Canadian GAAP

.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing Miranda's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for Miranda, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

Authority and responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of Miranda's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of Miranda's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

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

6.

Review Miranda's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by Miranda, including consideration of the independent auditor's judgment about the quality and appropriateness of Miranda's accounting policies. This review may include discussions with the independent auditor without the presence of management.

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

11.

Establish and review Miranda's procedures for the:

a)

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

b)

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

Audit committee members

Messrs. G. Ross McDonald, Ian Slater and Steven Ristorcelli are members of the Audit Committee of the Board of Miranda.  All are considered "independent" as that term is defined in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda's financial statements.

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

Mr. Slater was formerly Managing Partner for Ernst & Young's Canadian Mining Practice. A Chartered Accountant he also spent six years as a partner for Arthur Andersen in Tashkent, Almaty and Moscow.  Mr. Slater is also considered a financial expert.

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

•

Administration of the Company's compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

•

Research and identification of trends in employment benefits; and

•

Establishment and periodic review of the Company's policies in the area of management benefits and perquisites.

Corporate Governance and Nominating Committee

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are Jim Cragg, Dennis Higgs and Ross McDonald.  A Corporate Governance and Nominating Committee charter was adopted by the Board defining the primary function of the Committee as assisting the Board to fulfill its oversight responsibilities by:

•

Assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members;

•

Assessing and improving the Company's governance practices;

•

Proposing new nominees for appointment to the Board; and

•

Orienting new Directors.

D.

Employees

As of December 1, 2010, there are four full time employees in Nevada and one full time employee in Vancouver. Doris Meyer the Chief Financial Officer and Corporate Secretary of Miranda is retained pursuant to a contract between Miranda and her 100% owned company, Golden Oak Corporate Services Ltd.

E.

Share Ownership

The following table sets forth, as of December 1, 2010, the number of Miranda's common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	1,789,000	3.14%
Dennis L. Higgs	Common	693,600	1.22%
Steven Ristorcelli	Common	647,000	1.14%
Joseph Hebert	Common	891,000	1.56%
James F. Cragg	Common	383,986	0.67%
Doris Meyer	Common	520,000	0.91%
G. Ross McDonald	Common	359,000	0.63%
Ian Slater	Common	315,000	0.55%
Paul van Eeden	Common	2,182,000	3.83%
TOTAL	Common	7,780,586	13.65%

* Based on 56,990,944 common shares outstanding and as if all of the options and warrants (5,531,492 as a group) held by directors and officers as at November 30, 2010 were exercised.

•

Kenneth Cunningham owns 457,000 common shares; 40,000 warrants; and holds 1,292,000 stock options;

•

Dennis Higgs owns 293,600 common shares directly and indirectly through private companies 100% owned by Dennis Higgs; 100,000 warrants; and holds 300,000 stock options;

•

Steven Ristorcelli owns 233,000 common shares; 20,000 warrants; and holds 394,000 stock options;

•

Joseph Hebert owns 84,000 common shares and holds 807,000 stock options;

•

James Cragg owns 79,494 common shares; 19,492 warrants; and holds 285,000 stock options;

•

Doris Meyer owns 15,000 common shares indirectly through a private company owned 100% by Doris Meyer; and Doris Meyer holds 505,000 stock options;

•

G. Ross McDonald owns 20,000 common shares; 10,000 warrants; and holds 329,000 stock options;

•

Ian Slater owns 10,000 common shares; 10,000 warrants; and holds 295,000 stock options.

•

Paul van Eeden owns 1,057,000 common shares indirectly through private companies; 1,050,000 warrants indirectly through private companies; and holds 75,000 stock options directly.

As of December 1, 2010, the directors and officers held as a group, directly or indirectly, an aggregate of 2,249,094 common shares; 1,249,492 warrants; and 4,282,000 stock options.

Options to Purchase Securities

Miranda's Stock Option Plan (the "2006 Plan") was approved by our shareholders on January 23, 2007.

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

The 2006 Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of nonqualified stock options.  The 2006 Plan provides that it will be administered by the Board of Miranda, but the Board may delegate to a committee of the Board any or all authority for administration of the 2006 Plan.  The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws.  The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof.  Options granted pursuant to the 2006 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee.  So long as Miranda is classified as a "Tier 2" issuer by the TSX Venture Exchange, options will vest and become exercisable in installments on a monthly, quarterly or annual basis (or a combination thereof) over a period of at least 18 months, but the Board may permit accelerated vesting in the event of a take-over bid or change of control of Miranda.

The exercise price of incentive stock options granted under the 2006 Plan must be at least equal to the fair market value of the shares at the time of grant.  With respect to any participant possessing more than 10% of the voting power of Miranda's outstanding capital stock, the exercise price of any option granted must be at least equal to 110% of the fair market value on the date of grant and the maximum term of the option must not exceed five years.  The terms of all other options granted under the 2006 Plan may not exceed ten years; however, so long as Miranda remains a "Tier 2" issuer under the policies of the Exchange, which is its present status, options may not exceed a term of five years.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2010 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	277,000 615,000 400,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
Dennis Higgs	Director	130,000 85,000 85,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
Steven Ristorcelli	Director	97,000 197,000 100,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
James F. Cragg	Director	105,000 85,000 95,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
G. Ross McDonald	Director	99,000 115,000 115,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
Ian Slater	Director	100,000 105,000 90,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
Paul van Eeden	Director	75,000	$0.56	September 26, 2015
Joe Hebert	Sr. Officer	207,000 350,000 250,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015
Doris Meyer	Sr. Officer	155,000 175,000 175,000	$0.70 $0.35 $0.56	January 31, 2013 February 25, 2014 September 26, 2015

Total Officers/Directors (9 persons)  4,282,000 at November 30, 2010

Total Officers/Directors/Employees  5,932,000 at November 30, 2010

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda's common shares are:

Global Strategic Management Inc. who reported at December 31, 2009 as holding 2,641,850 common shares of Miranda or 5.1%.

All holders of Miranda's common shares have equal voting rights.

To the best of Miranda's knowledge, Miranda is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Miranda's common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

Miranda's registered shareholder list for Miranda's common stock, dated November 30, 2010 showed 57 registered shareholders and 52,459,452 shares outstanding of which 50 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 12,366,055 common shares representing 23.6% of the issued and outstanding shares of Miranda.

B.

Related Party Transactions

During the year ended August 31, 2010, 2009 and 2008, the Company:

a)

paid $nil (2009 - $nil; 2008 - $12,500) to a company controlled by a common director for management of the Company's affairs;

b)

paid $7,727 (2009 - $6,619; 2008 - $6,740) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $100,100 (2009 - $96,600; 2008 - $89,250 ) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $43,355 (2009 - $28,462; 2008 - $22,652);

e)

in the year ended August 31, 2008, included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

At August 31, 2010 an amount of $28,881 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2009 - $4,793). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in the Company's Coal Canyon and Red Hill projects.

Ian Slater, a director common to both the Company and Red Eagle, a private B.C. company, abstained from voting at both company's board of directors meetings that approved the share purchase agreement and shareholder agreement for the Pavo property.

Other than as disclosed above, there have been no transactions during the 2010 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

B.

Significant Changes

No significant changes have occurred since the date of Miranda's most recent audited financial statements, August 31, 2010 other than disclosed in this Annual Report on Form 20-F and property update activities as reported in Note 6 and 7 to the financial statements for the year ended August 31, 2010.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Miranda's common shares trade on the TSX Venture Exchange ("TSX.V") under the trading symbol "MAD" and CUSIP # 604673103.  Miranda's shares trade on the Frankfurt and Berlin Stock Exchange under the trading symbol "MRG" and the shares trade on the NASD OTC Bulletin Board in the United States under the symbol MRDDF.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2010	0.84	0.32
August, 2009	0.51	0.17
August, 2008	1.14	0.17
August, 2007	2.10	1.05
August, 2006	2.20	0.96

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda's common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High	Low	Close
2/29/2009	3,256,529	$0.45	$0.18	$0.37
5/31/2009	3,207,659	$0.40	$0.25	$0.40
8/31/2009	3,626,580	$0.44	$0.33	$0.34
11/30/2009	6,458,399	$0.66	$0.32	$0.55
2/29/2010	7,956,987	$0.84	$0.51	$0.56
5/31/2010	3,474,570	$0.65	$0.47	$0.50
8/31/2010	2,260,393	$0.53	$0.38	$0.49
11/30/2010	6,613,800	$0.81	$0.47	$0.69

The following table lists the high and low sales prices on the TSX.V for shares of Miranda's common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High	Low
June 2010	$0.53	$0.42
July 2010	$0.48	$0.38
August 2010	$0.50	$0.41
September 2010	$0. 69	$0.47
October 2010	$0.76	$0.60
November 2010	$0.81	$0.66

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Miranda's shares fluctuated from a low of $0.38 during Fiscal 2010 to a high of $0.84 and the most recent six months from a low of $0.38 to a high of $0.81. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda's share price and volume will not occur.

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

Information regarding the articles of Miranda and the various matters regarding the objects and purposes of Miranda, the powers of its directors, its authorized capital and the rights of its shareholders is incorporated by reference from Miranda's Annual Report on Form 20-F for the year ended August 31, 2005, as filed with the Securities and Exchange Commission on March 15, 2006.

C.

Material Contracts

The Company has not entered into any material contracts outside of the ordinary course of business for the two years immediately preceding publication of the document.

D.

Exchange Controls

Miranda is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer's securities, except as discussed in "10.E. Taxation" below.

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

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act").  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in Miranda Gold Corp. is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder's interest.  Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada are a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)

the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

Certain U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

 The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a "U.S. Holder" means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions (See more detailed discussion at "Foreign Tax Credit" below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met ("qualified dividend income").  For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.

To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.    For this purpose, "qualified dividend income" generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.   We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute "qualified dividend income" for U.S. federal income tax purposes and that U.S.  Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

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

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% o the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, for dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or a U.S. related paying agent (including a broker) a U.S. Holder will be subject to U.S. information reporting requirements and may also be subject to the 28% (tax years beginning in 2006 and 2007) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income.   Dividends distributed by us will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income," which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.  For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax ("AMT") liability by an AMT foreign tax credit without the limitation.  Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

The Foreign Personnel Holding Company ("FPHC") rules have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year ends with or within the FPHC's tax year.  Prior to repeal, if at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares was owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who were citizens or residents of the U.S. and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from certain interest and dividends), we may have been a FPHC. In that event, U.S. Holders that hold common shares would have been required to include in gross income as a dividend for such year their allocable portions of such passive income to the extent we did not actually distribute such income.   Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

The rule relating to foreign investment companies have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year end with or within the corporation's tax year.  Prior to repeal, if 50% or more of the combined voting power or total value of our outstanding shares was held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we were found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interests therein, it is possible that we were a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.   Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S.

Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder's holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company's post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-resident U.S. shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain "excess contributions", as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote ("U.S. Shareholder"), we would be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

H.

Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of Miranda, which is located at Unit 1 - 15782 Marine Drive, White Rock, British Columbia V4B 1E6 during normal business hours. All of the documents referred to above are in English.

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

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Miranda is a "small business issuer", and as such, does not need to provide the information required by this Item 11.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" pursuant to Exchange Act Rule 13a-15.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 15T

CONTROLS AND PROCEDURES

Not applicable

ITEM 16

[RESERVED]

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that G. Ross McDonald, a member of its audit committee, qualifies as an "audit committee financial expert" as defined in Item 16.A. of Form 20-F.

ITEM 16B

CODE OF ETHICS

Miranda adopted a Code of Business Conduct and Ethics (the Code) on August 9, 2006 and it is posted on www.sedar.com and on EDGAR and was attached as an exhibit to Miranda's Annual Report for the fiscal year ended August 31, 2007.   All directors, officers, employees and consultants of Miranda will comply with the Code, which reaffirms Miranda's high standards of business conduct.

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial year ended August 31, 2010, Davidson & Company LLP, Chartered Accountants, served as Miranda's auditor.  Prior to the appointment of Davidson & Company as auditor, Morgan & Company acted as auditor and they had served as auditor of Miranda since November 23, 1993.

The chart below sets forth the total amount accrued by Miranda to Davidson & Company for services performed in the fiscal year 2010; and the amount billed by Morgan & Company for services performed in the fiscal year 2009; and breaks down these amounts by category of service in Cdn$.

"Audit Fees" are the aggregate fees billed by Davidson or Morgan for the audit of Miranda's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Davidson or Morgan for assurance and related services that are reasonably related to the performance of the audit or review of Miranda's financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Davidson or Morgan for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Davidson (2010) or Morgan (2009) in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2010	Fiscal Year ended August 31, 2009
Audit Fees	$45,000	$34,500
Audit-Related Fees	$Nil	$1,750
Tax Fees	$6,000	$13,050
All Other Fees	Nil	Nil
TOTAL	$51,000	$49,300

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2010, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective June 30, 2010, we engaged Davidson as our independent registered public accounting firm, and effective the same date, Morgan resigned as our independent registered public accounting firm at the request of the Company. Our board of directors, on recommendation of the audit committee, approved both the engagement of Davidson and the resignation of Morgan.

During years ended August 31, 2009 and 2008, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Morgan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20-F).

The audit reports of Morgan on the consolidated financial statements of the Company as of and for the years ended August 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended August 31, 2009 and 2008, neither we nor anyone on our behalf consulted with Davidson concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Davidson concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

We have provided Morgan with a copy of the disclosure in this Item 16F and requested Morgan to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements we have made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from Morgan is attached as Exhibit 15.1 to this annual report on Form 20-F.

ITEM 16G

CORPORATE GOVERNANCE

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)

Auditor's Report, dated December 9, 2010;

b)

Consolidated Balance Sheets as of August 31, 2010 and August 31, 2009;

c)

Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2010, August 31, 2009 and August 31, 2008;

d)

Consolidated Statements of Cash Flows for the years ended August 31, 2010, August 31, 2009 and August 31, 2008;

e)

Consolidated Statement of Shareholders Equity for the years ended August 31, 2010, August 31, 2009 and August 31, 2008;

f)

Notes to Consolidated Financial Statements for the years ended August 31, 2010 and August 31, 2009.

ITEM 18 *

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

MIRANDA GOLD CORP.

By: "Doris Meyer"

Doris Meyer, Chief Financial Officer and

Corporate Secretary  Date: December 14, 2010

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

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2010, 2009 and 2008

(Stated in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Miranda Gold Corp.

We have audited the consolidated balance sheet of Miranda Gold Corp. as at August 31, 2010 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

December 9, 2010

MIRANDA GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	August 31	August 31
	2010	2009

ASSETS
Current
Cash and cash equivalents	$ 10,298,439	$ 9,687,616
Amounts receivable	103,324	150,718
Marketable securities (Note 4)	139,500	141,425
Advances and prepaid expenses	123,919	71,398
	10,665,182	10,051,157

Equipment (Note 5)	148,851	127,025
Mineral interests (Note 6)	554,671	188,872

	$ 11,368,704	$ 10,367,054

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$ 199,393	$ 93,058
Shareholders' equity
Share capital (Note 7)
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
51,279,452 common shares (2009 - 44,892,010)	25,839,086	22,718,993
Contributed surplus (Note 7)	6,395,623	5,064,856
Warrants (Note 7)	809,028	1,168,817
Accumulated other comprehensive income	34,500	99,425
Deficit	(21,908,926)	(18,778,095)
	11,169,311	10,273,996

	$ 11,368,704	$ 10,367,054
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 12)

Approved on behalf of the Board of Directors:

"Kenneth Cunningham"	"G. Ross McDonald"
Kenneth Cunningham, Director	G. Ross McDonald, Director

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2010	2009	2008

Expenses
Amortization	$ 48,111	$ 48,973	$ 43,799
Consulting	136,569	160,233	110,460
Directors fees	43,355	28,463	22,652
Foreign exchange	25,234	(32,402)	4,655
Insurance	41,046	53,795	53,940
Investor relations	189,529	191,174	258,868
Management fees earned	-	(16,920)	(13,776)
Mineral property income	(59,028)	(238,837)	(140,946)
Office rent, telephone, secretarial, sundry	207,395	158,042	130,949
Professional fees	253,043	74,004	66,375
Property exploration costs (Schedule 1)	1,160,054	469,110	583,203
Stock based compensation	174,832	537,550	1,540,880
Travel and business promotion	173,867	146,463	125,319
Transfer agent, filing and regulatory fees	65,619	51,981	77,015
Wages and benefits	792,729	771,700	639,422
	3,252,355	2,403,329	3,502,815

Loss before the following	(3,252,355)	(2,403,329)	(3,502,815)
Interest earned	58,700	207,613	454,633
Write-off of mineral interests	(27,580)	(169,210)	-
Loss on disposal of equipment	(4,440)	-	-
Gain on sale of marketable securities	94,844	27,965	-
Net loss for the year	(3,130,831)	(2,336,961)	(3,048,182)

Unrealized (loss) gain on marketable securities	(64,925)	69,939	(30,824)

Comprehensive loss for the year	$ (3,195,756)	$ (2,267,022)	$ (3,079,006)

Basic and diluted loss per common share	$ (0.07)	$ (0.05)	$ (0.07)
Weighted average number of common
shares outstanding	47,877,477	44,892,010	44,389,119

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2010	2009	2008
Cash provided from (used for):
Operating activities
Net loss for the year	$ (3,130,831)	$ (2,336,961)	$ (3,048,182)
Amortization	48,111	48,973	43,799
Unrealized foreign exchange loss	2,776	-	-
Write-off of mineral interests	27,580	169,210	-
Shares received as mineral property income	(24,167)	-	-
Stock based compensation	174,832	537,550	1,540,880
Loss on disposal of equipment	4,440	-	-
Gain on sale of marketable securities	(94,844)	(27,965)	-
	(2,992,103)	(1,609,193)	(1,463,503)
Change in non-cash working capital items:
Amounts receivable	47,394	120,848	21,197
Advances and prepaid expenses	(52,521)	(10,691)	20,181
Accounts payable and accrued liabilities	106,335	(50,851)	57,112
	(2,890,895)	(1,549,887)	(1,365,013)
Investing activities
Proceeds from sale of marketable securities	116,844	60,965	-
Mineral interest option recoveries	154,625	-	-
Equipment purchases	(74,377)	(60,819)	(40,593)
Mineral interest acquisitions	(333,500)	(35,108)	(81,895)
	(136,408)	(34,962)	(122,488)
Financing activities
Shares issued	3,723,720	-	5,338,288
Share issue costs	(85,594)	-	(59,472)
	3,638,126	-	5,278,816
Increase (decrease) in cash and cash equivalents	610,823	(1,584,849)	3,791,315

Cash and cash equivalents, beginning of the year	9,687,616	11,272,465	7,481,150

Cash and cash equivalents, end of the year	$ 10,298,439	$ 9,687,616	$ 11,272,465

Cash and cash equivalents is comprised of:
Cash	$ 10,298,439	$ 258,436	$ 522,465
Short-term deposits	-	9,429,180	10,750,000
	$ 10,298,439	$ 9,687,616	$ 11,272,465

Supplementary disclosure with respect to non-cash financing and investing:
Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$ 27,113	$ -	$ 4,306
Fair value of shares issued for mineral interests	251,000	-	-
Fair value of shares issued for finder's fees	101,332	-	-
Fair value of shares received for mineral interests	45,000	20,000	-
Fair value of options exercised	8,576	-	-
Fair value of warrants exercised	4,306	-	-
Cash paid during the year for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

					Accumulated
					Other		Total
	Number of	Share	Contributed		Comprehensive		Shareholders'
	Shares	Capital	Surplus	Warrants	Income	Deficit	Equity
Balance, August 31, 2007	39,559,760	$ 18,589,310	$ 3,001,804	$ -	$ -	$ (13,392,952)	$ 8,198,162
Adjustment for adoption of accounting
policy (Note 2(m))	-	-	-	-	60,310	-	60,310
Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	-	62,629	-	-	266,175
Share issue costs	-	(325,647)	-	-	-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)	-	-	-	640,438
Exercise of stock options	55,000	14,850	-	-	-	-	14,850
Fair value of share purchase warrants
issued pursuant to a mineral property
agreement	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,540,880	-	-	-	1,540,880
Unrealized loss on marketable securities	-	-	-	-	(30,824)	-	(30,824)
Net loss for the year	-	-	-	-	-	(3,048,182)	(3,048,182)
Balance, August 31, 2008	44,892,010	22,718,993	4,527,306	1,168,817	29,486	(16,441,134)	12,003,468
Stock based compensation	-	-	537,550	-	-	-	537,550
Increase in unrealized holding gains on
marketable securities	-	-	-	-	70,439	-	70,439
Realized gain on sale of marketable
securities	-	-	-	-	(500)	-	(500)
Net loss for the year	-	-	-	-	-	(2,336,961)	(2,336,961)
Balance, August 31, 2009	44,892,010	22,718,993	5,064,856	1,168,817	99,425	(18,778,095)	10,273,996
Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Share issues:
Private placement	5,686,492	2,914,305	-	781,915	-	-	3,696,220
Finders' fee	180,950	101,332	-	-	-	-	101,332
Share issue costs	-	(186,926)	-	-	-	-	(186,926)
Exercise of warrants	15,000	12,556	-	(4,306)	-	-	8,250
Exercise of stock options	55,000	27,826	(8,576)	-	-	-	19,250
Fair value of share purchase warrants
issued pursuant to a mineral property	-	-	-	27,113	-	-	27,113
agreement
Fair value of shares issued pursuant to a
mineral interest agreement	450,000	251,000	-	-	-	-	251,000
Stock based compensation	-	-	174,832	-	-	-	174,832
Increase in unrealized holding gains on
marketable securities	-	-	-	-	18,075	-	18,075
Realized gain on sale of marketable
securities	-	-	-	-	(83,000)	-	(83,000)
Net loss for the year	-	-	-	-	-	(3,130,831)	(3,130,831)
Balance, August 31, 2010	51,279,452	$ 25,839,086	$ 6,395,623	$ 809,028	$ 34,500	$ (21,908,926) $	11,169,311

See notes to the consolidated financial statements

MIRANDA GOLD CORP.
SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2010

	Exploration	Recoveries from	Net Exploration
	Expenditures	funding partners	Expenditures

Nevada:
Angel Wings	$ 101,075	$ (96,347)	$ 4,728
Big Blue	144,581	(68,846)	75,735
BPV	85	(85)	-
Coal Canyon	65,256	(65,256)	-
CONO	(213)	213	-
FUSE	1,463	-	1,463
General exploration	410,642	-	410,642
HOG	6,873	-	6,873
Iron Point	58,743	(47,855)	10,888
Neon	(13,397)	-	(13,397)
Red Canyon	19,614	(19,614)	-
Red Hill	45,326	(44,237)	1,089
Redlich	17,630	-	17,630
TAZ	50,032	-	50,032
	907,710	(342,027)	565,683

Alaska:
Ester Dome	90,529	-	90,529

Colombia:
Property investigation costs	503,842	-	503,842
Pavo Real	34,783	(34,783)	-

Property exploration costs	$ 1,536,864	$ (376,810)	$ 1,160,054

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2009

	Exploration	Recoveries from	Net Exploration
	Expenditures	funding partners	Expenditures
Nevada:
Angel Wings	$ 69,885	$ (69,885)	$ -
BPV	7,094	(7,094)	-
Coal Canyon	122,709	(122,709)	-
CONO	12,044	(12,044)	-
FUSE	1,776	-	1,776
General exploration	273,747	(10,805)	262,942
Horse Mountain	3,276	-	3,276
Iron Point	36,508	(36,508)	-
Neon	16,239	-	16,239
Big Blue	1,650	-	1,650
Red Canyon	58,960	(58,960)	-
Red Hill	16,178	-	16,178
Redlich	42,449	-	42,449
	662,515	(318,005)	344,510
Mexico:
Property investigation costs	124,600	-	124,600

Property exploration costs	$ 787,115	$ (318,005)	$ 469,110

	Year ended August 31, 2008
	Exploration	Recoveries from	Net Exploration
	Expenditures	funding partners	Expenditures
Nevada:
Angel Wings	$ 179,373	$ (179,373)	$ -
BPV	7,942	(7,585)	357
Coal Canyon	33,923	(32,989)	934
CONO	11,425	(10,796)	629
DAME	22,107	-	22,107
ETTU	244	-	244
General exploration	263,377	-	263,377
Horse Mountain	5,249	-	5,249
Iron Point	142,483	(142,483)	-
PPM	45,100	(14,542)	30,558
Pequop	8,412	-	8,412
Red Canyon	53,418	(51,508)	1,910
Red Hill	13,031	(10,068)	2,963
Redlich	54,689	-	54,689
	840,773	(449,344)	391,429
Utah:
Lookout	44,557	-	44,557
Mexico:
Property investigation costs	147,217	-	147,217

Property exploration costs	$ 1,032,547	$ (449,344)	$ 583,203

See notes to the consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

1.

NATURE OF OPERATIONS

Miranda Gold Corp. ("Miranda" or the "Company") is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at August 31, 2010, the Company had an accumulated deficit of $21,908,926 and working capital of $10,465,789.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements include the accounts of the Company and its two wholly owned subsidiaries: in the U.S.A., Miranda U.S.A., Inc.; and in Colombia, Miranda Gold Colombia I Ltd. ("MAD I"), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.

b)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Significant estimates and assumptions include those related to the recoverability of deferred mineral property expenditures, estimated useful lives of equipment, determination as to whether costs are expensed or deferred, the existence of asset retirement obligations, stock based compensation valuations and future income tax assets and liabilities. Actual results could differ from these estimates.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based compensation and share purchase warrants issued in a private placement of units.  The Company uses historical data to determine volatility in accordance with Black-Scholes modelling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on share based compensation and hence results of operations, there is no impact on the Company's financial condition.

c)

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents comprise highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

d)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:  Computer equipment 30%; Field equipment 25%; and Furniture and fixtures 20%.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e)

Mineral Properties and Exploration Expenditures

Mineral property exploration expenditures, incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

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

Mineral property option payments received are first credited to the individual project's mineral property costs before any remaining portion is recognized as mineral property income.

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

A mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  No impairment was identified at August 31, 2010.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

h)

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal for the years ended August 31, 2010, 2009 and 2008 as outstanding stock options and warrants were all anti-dilutive.

i)

Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise stated. Transactions recorded in United States dollars and Colombian Peso have been translated into Canadian dollars using the Temporal Method as follows:

●

monetary items at the rate prevailing at the balance sheet date;

●

non-monetary items at the historical exchange rate;

●

revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

j)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  As at August 31, 2010 and 2009, the Company had no material asset retirement obligations in respect to its mineral property interests.

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

m)

Stock Based Compensation

The Company's Stock Option Plan provides for granting of stock options to directors, officers, employees and consultants.  The Company's stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus.  Stock options issued to outside consultants that vest over time are valued and adjusted on each vesting date as the services are rendered.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

n)

Financial Instruments - Recognition and Measurement

Standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.  All financial instruments are required to be measured at fair value on initial recognition.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

●

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current year net earnings;

●

Available-for-sale financial assets are measured at fair value.  Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income;

●

Held-for-trading financial instruments are measured at fair value.  All changes in fair value are included in net earnings in the year in which they arise; and

●

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

The Company has implemented the following classifications for its financial instruments:

●

Cash and cash equivalents are classified as held-for-trading;

●

Amounts receivable have been classified as loans and receivables;

●

Marketable securities have been classified as available-for-sale;

●

Accounts payable and accrued liabilities have been classified as other financial liabilities; and

●

The Company has no derivative financial instruments.

The Company adopted this standard at the beginning of fiscal 2008 which resulted in an adjustment to accumulated other comprehensive income and marketable securities of $60,310 to recognize the fair value of marketable securities on adoption.

The Company provides disclosure that enables users to evaluate (a) the significance of financial instruments for the entity's financial position and performances; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the year and at the balance sheet date, and how the entity manages those risks.

The Company also discloses financial instruments and non-financial derivatives classified from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

o)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income ("OCI").  The Company financial statements include a Statement of Loss and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains and losses on its marketable security investments. Cumulative changes in OCI are included in Accumulated Other Comprehensive Income which is presented as a new category within shareholders' equity on the balance sheet.

p)  Certain comparative figures have been reclassified to conform to the current year's presentation.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This standard is effective for the Company's interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company's financial statements.

b)

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

See Note 3 for relevant disclosures.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Early adoption of this Section is permitted.

b)

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company's financial statements is currently being evaluated by management.

c)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company's interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company's interim and annual financial statements for fiscal 2011.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management - The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company's financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities.

The fair value of cash and cash equivalents is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 and level 3 of the fair value hierarchy.  As at August 31, 2010, marketable securities have been classified $59,500 as level 1 since they are measured using quoted prices in an active market, and $80,000 as level 3 since they are shares of private companies with no observable market data.

Financial Instrument Risk Exposure - The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk - The Company's only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions and include highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash.  The Company's cash is invested in business accounts which are available on demand.

Interest Rate Risk - The only significant market risk exposure to which the Company is exposed is interest rate risk.  The Company's bank account earns interest income at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company's future interest income is exposed to short-term rates.

Foreign Exchange Risk - The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso ("COP") and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $18,300 decrease or increase, respectively, in net income and shareholder's equity.  A 10% appreciation or depreciation of the COP against the Canadian Dollar would result in an approximate $18,100 decrease or increase, respectively, in net income and shareholder's equity.

	$US	COP in 000

Cash and cash equivalents	$ 160,841	282,418
Amounts receivable	66,780	6,743
Advances and prepaid expenses	16,000	87,233
Accounts payable and accrued liabilities	(72,255)	(65,466)
Net assets (liabilities)	$ 171,366	310,928

Price risk - The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

4.

MARKETABLE SECURITIES

At August 31, 2010, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 37,500	$ 37,500
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Non-public companies:
NuLegacy Gold Corporation	200,000	40,000	-	40,000
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		$ 105,000	$ 34,500	$ 139,500

At August 31, 2009, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 16,425	$ 16,425
Romarco Minerals Inc.	100,000	22,000	83,000	105,000
		22,000	99,425	121,425
Non-public companies:
White Bear Resources Inc.	200,000	20,000	-	20,000
Queensgate Resources Corporation	300,000	-	-	-
		$ 42,000	$ 99,425	$ 141,425

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the year ended August 31, 2010.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to OCI which was entirely offset on the sale of the investment for a realized gain of $94,844.

On September 25, 2009 Golden Aria Corp. ("Golden Aria") consolidated its shares so that the Company's holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010 to Enertopia Corporation ("Enertopia").  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. ("White Bear") when White Bear began trading on the TSX Venture Exchange on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010 and all 400,000 shares were valued at White Bear's initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.

NuLegacy Gold Corporation, Queensgate Resources Corporation, and Red Eagle Mining Corporation were ascribed values based on their latest private placement values because of the fact that these companies are not publicly traded as of yet.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

5.

EQUIPMENT

The majority of the Company's equipment is located in Nevada, USA.

6.

MINERAL INTERESTS

August 31, 2009	Additions	Recoveries	Write off of interest	August 31, 2010
Nevada:					
Angel Wings	$ 50,734	$ 56,246	$ (66,246)	$ -	$ **40,734**
Big Blue	-	26,787	(26,787)	-	**-**
BPV	11,325	150	-	(11,475)	**-**
CONO	11,325	-	-	(11,325)	**-**
Coal Canyon	11,325	-	-	-	**11,325**
Fuse	-	-	-	-	**-**
HOG	-	1,651	-	-	**1,651**
Iron Point	53,555	-	(10,000)	-	**43,555**
Neon	4,780	-	-	(4,780)	**-**
PPM	-	-	-	-	**-**
Red Canyon	-	-	-	-	**-**
Red Hill	30,328	30,680	(61,008)	-	**-**
Redlich	15,500	-	-	-	**15,500**
TAZ	-	12,764	-	-	**12,764**
	188,872	128,278	(164,041)	(27,580)	**125,529**
Alaska:					
Ester Dome	-	67,939	-	-	**67,939**
Colombia:					
Association Agreement	-	339,569	-	-	**339,569**
Pavo Real	-	75,827	(54,193)	-	**21,634**
Mineral interests	$ 188,872	$ 611,613	$ (218,234)	$ (27,580)	$ **554,671**

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

a)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 17, 2005 the Company entered into a 20-year mining lease for 30 mining claims with a private party with a sliding scale production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the royalty for US$1,000,000 per percentage point.  However, the royalty shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 17, 2006 (paid)	35,000
October 17, 2007 (paid)	40,000
October 17, 2008 (paid)	45,000
October 17, 2009 (paid)	55,000
October 17, 2010 (paid subsequently)	65,000
October 17, 2011	75,000
October 17, 2012 $85,000 and each year thereafter	1,190,000
Total consideration	1,540,000

On May 15, 2007, as amended, the Company signed an exploration agreement with option to joint venture with White Bear.  On July 2, 2010 the May 15, 2007 (as amended) exploration agreement with option to joint venture with White Bear terminated for failure to cure notice of an exploration funding default.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

a)

Angel Wings Property, Elko County, Nevada (continued)

Miranda released White Bear of its obligation to complete the exploration expenditures for certain consideration including having White Bear agree to complete all reclamation of disturbances created on the properties in accordance with applicable laws and regulations, having White Bear execute and deliver quitclaim deeds of all rights, titles, and interests of all unpatented mining claims subject to the agreement, and delivering all data on the subject properties acquired or created for the claims.

On September 17, 2010 the Company signed an exploration and option to enter joint venture agreement (superseding the previous letter of intent signed on July 30, 2010) with Ramelius Resources Ltd. ("Ramelius") whereby Ramelius may earn a 70% interest by reimbursing the Company for the 2010-2011 annual claim maintenance fees (paid US$12,180) and by expending US$4,000,000 over five years.  The first year's commitment of US$350,000 is an obligation.  Once Ramelius has spent the first US$4,000,000 they shall have the option and right to earn a vested 70% interest in Angel Wing by either funding 100% of exploration costs required to complete a bankable feasibility study within four years after the completion of the initial earn-in period or by spending an additional US$10,000,000 within 10 years after the initial earn-in period.  If Ramelius elects not to fund 100% of the exploration costs required to complete a bankable feasibility study or fails to spend the additional $10,000,000 within 10 years, but meets the first $4,000,000 spending milestone, it shall be entitled to a net smelter royalty ("NSR") of 1% to be capped at two times their total expenditures.

Due Dates	Exploration Expenditures US$
September 17, 2011(Obligation)	350,000
September 17, 2012	750,000
September 17, 2013	900,000
September 17, 2014	1,000,000
September 17, 2015	1,000,000
Total consideration	4,000,000

b)

Big Blue (Oxen), Lander County, Nevada

On August 13, 2009 the Company entered into a 20-year mining lease for mining claims with a private party with an NSR royalty of 3% that is subject to a buy-down provision for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
August 13, 2010 (paid)	10,000
August 13, 2011	12,500
August 13, 2012	15,000
August 13, 2013	17,500
August 13, 2014	30,000
August 13, 2015 and each year thereafter	30,000
Total consideration	505,000

During the 2010 fiscal year, the Company staked additional Big Blue claims.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

b)

Big Blue (Oxen), Lander County, Nevada (continued)

On May 6, 2010 the Company signed an exploration and option to enter into a joint venture agreement with Ramelius whereby Ramelius may earn a 70% interest by paying the Company US$50,000 (paid) and by expending US$4,000,000 over five years.  The first year's commitment of US$250,000 is an obligation.  Once Ramelius has spent the first US$4,000,000 they shall have the option and right to earn a vested 70% interest in Big Blue by either funding 100% of exploration costs required to complete a bankable feasibility study within four years after the completion of the initial earn-in period or by spending an additional US$10,000,000 within 10 years after the initial earn-in period.

Ramelius paid the Company $52,477 (US$50,000) on execution of the agreement as reimbursement for federal claim maintenance fees and filing costs.

Due Dates	Exploration Expenditures US$
May 6, 2011 (Obligation)	250,000
May 6, 2012	650,000
May 6, 2013	750,000
May 6, 2014	1,000,000
May 6, 2015	1,350,000
Total consideration	4,000,000

c)

BPV and CONO, Eureka County, Nevada

In the year ended August 31, 2010 Queensgate Resources Corporation ("Queensgate") terminated its exploration agreement with an option to form a joint venture with the Company on the BPV and CONO projects.  Contained in the termination letter from Queensgate, and agreed to by Miranda, were certain compromises allowing Queensgate to immediately terminate the exploration agreement and also allowing Miranda to immediately terminate the May 27, 2004 underlying mining lease for the BPV and CONO claims.

The Company wrote off $22,800 in acquisition costs in the 2010 fiscal year.

d)

Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding-scale production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008 (paid)	10,000
May 27, 2009 (paid)	12,500
May 27, 2010 (paid)	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 - $50,000 and each year thereafter to be adjusted for inflation per the USA CPI	500,000
Total consideration	706,250

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

d)

Coal Canyon Properties, Eureka County, Nevada (continued)

On March 11, 2008 (amended March 2, 2009), the Company entered into an exploration agreement with an option to form a joint venture with Queensgate.  On August 2, 2010, Queensgate terminated the exploration agreement.  Contained in the termination letter from Queensgate, and agreed to by Miranda, were certain compromises allowing Queensgate to immediately terminate the exploration agreement and also allowing Miranda to retain the Coal Canyon mining lease.

e)   Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.  The Company allowed the claims to lapse and wrote off $72,584 in acquisition costs in the 2009 fiscal year.

f)

Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2009 the Company and Range Minerals Inc. ("Range") entered into a 20-year mining lease for the Ester Dome project with the following payments and share purchase warrant issues:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
October 29, 2009 (paid and issued)	20,000	100,000 @ Cdn$0.50
October 29, 2010 (paid and issued subsequently)	32,000	100,000 @ Cdn$0.55
October 29, 2011	60,000	100,000 @ Cdn$0.60
October 29, 2012	70,000	-
October 29, 2013	75,000	-
October 29, 2014 $80,000 and each year thereafter	1,280,000	-
Total consideration	1,537,000	300,000

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

In addition to the $21,308 (US$20,000) lease payment, the Company reimbursed Range $19,284 (US$18,100) for claim staking fees and the Company issued 100,000 share purchase warrants to Range, with a fair value of $27,113 (US$25,695).

g)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend.  The Company allowed the claims to lapse and wrote off $25,925 in acquisition costs in the 2009 fiscal year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

h)

Fuse East and West Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28, 2005 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with the Cortez Joint Venture and the Buckhorn Joint Venture both managed by Barrick Gold Corporation ("Barrick").   Barrick elected to terminate the agreements effective on January 5, 2009 and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.  The Company has retained the claims in good standing.

i)

HOG Property, Eureka County, Nevada

During the 2010 fiscal year the Company staked several contiguous claims at a cost of $1,651.

j)

Horse Mountain Property, Lander County, Nevada

In the year ended August 31, 2009 Newcrest Resources, Inc. ("Newcrest") terminated its exploration agreement with an option to form a joint venture with the Company on the Horse Mountain project.  Newcrest fulfilled its obligations prior to termination.  The Company in turn, terminated its November 23, 2004 mining lease for the Horse Mountain claims.

The Company wrote off $39,569 in acquisition costs in the 2009 fiscal year.

k)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point project area.  During September and October 2005 the Company staked the "JTK" claims and "IP" claims to expand the Iron Point project area.

On June 3, 2005, as amended on June 10, 2009, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments.

In the year ended August 31, 2010 White Bear terminated its exploration agreement with an option to form a joint venture with the Company on the Iron Point project.  The Company in turn, on April 20, 2010, terminated its June 3, 2005 (as amended) mining lease for the Iron Point claims and has also allowed the "JTK" claims to lapse, but retaining the "AB OVO" and "IP" claims.

l)

Neon, Churchill County, Nevada

During the year ended August 31, 2009, the Company staked certain mining claims in Churchill County, Nevada and then in fiscal 2010 allowed these claims to lapse and wrote off the $4,780 acquisition costs.

m)

PPM (Poverty Peak), Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. ("Piedmont") whereby Piedmont may earn a joint venture interest in the PPM project.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

m)

PPM (Poverty Peak), Humboldt County, Nevada (continued)

Option Due Dates	Exploration Expenditures US$
July 17, 2008 (met)	175,000
July 17, 2009 (not met, extended)	200,000
July 17, 2010 (not met, extended)	300,000
July 17, 2011	425,000
July 17, 2012	650,000
Total consideration	1,750,000

n)    PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property and on March 26, 2008 the Company entered into a 20-year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.

The Company has allowed the claims to lapse and terminated the lease agreement on a timely basis and wrote off $31,132 in acquisition costs in the 2009 fiscal year.

o)

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

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @ Cdn$0.37
November 18, 2005 (paid)	35,000	-
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008 (paid)	50,000	-
November 18, 2009 (paid)	75,000	-
November 18, 2010 (paid subsequently)	75,000	-
November 18, 2011 to 2012 at $75,000 per year	150,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

On August 1, 2008 the Company signed an exploration agreement with option to joint venture with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. ("Montezuma"), superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property with an effective date of August 1, 2008.  Montezuma may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

o)

Red Canyon Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

During the 2010 fiscal year additional claims within the area of interest of the Red Canyon mining lease were staked ("NC" claims) and are included in the exploration with option to joint venture agreement with Montezuma.

p)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009 (paid)	25,000
May 27, 2010 (paid)	30,000
May 27, 2011	40,000
May 27, 2012	40,000
May 27, 2013	50,000
May 27, 2014	50,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation per the USA CPI	600,000
Total consideration	906,250

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation ("NuLegacy"), whereby NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and issuing the Company 200,000 common shares (received).  NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration within ten years of election.  NuLegacy paid the Company $11,719 (US$11,000) on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees and NuLegacy also issued 200,000 common shares to Miranda.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

p)

Red Hill Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
July 1, 2010 (obligation, met)	200,000
January 1, 2011 ($150,000 obligation)	300,000
October 1, 2011	250,000
October 1, 2012	750,000
October 1, 2013	1,000,000
October 1, 2014	1,500,000
Total consideration	4,000,000

q)

Redlich Property, Esmeralda County, Nevada

The Company completed the purchase of the Redlich Property in 2008 subject to the owner retaining a 3% NSR royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

On June 4, 2010 the Company signed an agreement with SIN Holdings Inc. ("SIN") whereby SIN could have earned a joint venture interest in the Redlich project, however SIN immediately terminated the agreement and did not fulfill its obligations.

r)

TAZ Property, Eureka County, Nevada

During the 2010 fiscal year the Company staked claims at a cost of $10,683.

Certain of the TAZ claims are subject to a 1% NSR royalty pursuant to a finder's fee agreement and, in addition, the Company paid the finder $2,081 (US$2,000).

s)

Association Agreement, Colombia

On December 2, 2009 (amended December 17, 2009), the Company executed an Association Agreement by and among ExpoGold Colombia S.A. ("ExpoGold"), the Company, and the Company's newly organized subsidiary Miranda Gold Colombia II Ltd. ("MAD II") and the Colombian branch of MAD II.

Pursuant to the terms of the Association Agreement the Company issued 350,000 common shares at a fair value of $206,500 to ExpoGold and will fund an annual exploration program of approximately US$600,000 in Colombia.   The Company has also secured a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company has paid acquisition costs on five additional properties in Colombia of $133,069.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

t)

Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the "Pavo Option") by and among ExpoGold, the Company, and the Company's newly organized subsidiary Miranda Gold Colombia III Ltd. ("MAD III"); and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

Mining Option Due Dates	Cash Consideration to be paid to ExpoGold US$	Common shares to be issued to ExpoGold
June 24, 2010 (paid and issued)	20,000	100,000
December 24, 2010	20,000	100,000
June 24, 2011	50,000	100,000
June 24, 2012	60,000	100,000
June 24, 2013	70,000	100,000
June 24, 2014	80,000	100,000
June 24, 2015	100,000	100,000
Total consideration	400,000	700,000

The following cash payments due by MAD III to ExpoGold pursuant to the Pavo Option will be funded by Red Eagle Mining Corporation ("Red Eagle") pursuant to the shareholder agreement as described below:

i.

On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and the Company issued 100,000 common shares to ExpoGold.  To maintain the Pavo Option, over the next five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  While Red Eagle is a shareholder of MAD III, Red Eagle will issue to Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III; and

ii.

The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

On June 25, 2010 the Company entered into a share purchase agreement ("SPA") and shareholder agreement ("SA") with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  The activities of MAD III will be governed by the SA.  To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo Option and the Pavo Real mining interest, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project.  Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  If at that time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, including reimbursement to Miranda for costs related to the Pavo Option and Pavo concession prior to the effective date of the SPA, Red Eagle will forfeit its shares of MAD III to Miranda.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

6.

MINERAL INTERESTS (continued)

u)

Pavo Real Option, Colombia (continued)

Due Dates	Exploration Expenditures US$
June 24, 2011	500,000
June 24, 2012	750,000
June 24, 2013	1,000,000
June 24, 2014	1,750,000
Total consideration	4,000,000

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuance

On March 18, 2010 the Company completed a non-brokered private placement of 5,686,492 units at a price of $0.65 per unit, for gross proceeds of $3,696,220.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.00 per share until March 18, 2012.  The proceeds of the financing of $3,696,220 were allocated on a relative fair value basis as $2,914,305 to common shares and $781,915 as to warrants.  An additional 180,950 shares at a value of $101,332 were issued as a finder's fee pursuant to the private placement.   Cash share issue costs pursuant to this private placement were an additional $85,594.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.56%; an expected volatility of 79%; an expected life of 2 years; and an expected dividend of zero.

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued as a finder's fee pursuant to the private placement. The proceeds of the financing of $4,683,000 were allocated on a relative fair value basis as $3,581,117 to common shares and $1,101,882 as to warrants and the fair value of the finder's fees of $266,175 were allocated as to $203,546 to common shares and $62,629 as to warrants.  Cash share issue costs were $59,472.  The assumptions used in the Black-Scholes pricing model was a risk free interest rate of 4.27%, an expected volatility of 59.17% an expected life of 2 years and an expected dividend of zero.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% in each subsequent six month period.

The continuity for stock options is as follows:

* expired unexercised subsequent to year-end

All of the outstanding options are exercisable at August 31, 2010.

Of the 5,425,750 stock options outstanding at August 31, 2009, 1,128,500 had not vested.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding (continued)

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

d)

Stock Based Compensation

During the year ended August 31, 2010, the Company recorded $174,832 (2009 - $537,550; 2008 - $1,540,880) in stock-based compensation expense for a series of options vested during the year.

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

For the years ended August 31, 2010, August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

On December 9, 2009, pursuant to a mining lease agreement with Range (see Note 6(f)), the Company issued 100,000 share purchase warrants with an exercise price of $0.50, expiring on December 9, 2011 with a fair value of $27,113.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.21%; an expected volatility of 87%; an expected life of two years; and an expected dividend of zero.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

7.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants (continued)

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

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary, depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the year ended August 31, 2010, 2009, and 2008 the Company:

●

paid $7,727 (2009 - $6,619; 2008 - $6,740) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet, regulatory filings, and office services;

●

paid $100,100 (2009 - $96,600; 2008 - $89,250) to a company controlled by a common officer pursuant to a contract for professional services;

●

paid  $nil (2009 - $nil; 2008 - $12,500) to a company controlled by a common director for management of the Company's affairs;

●

paid fees to independent directors of $43,355 (2009 - $28,462; 2008 - $22,652); and

●

in the year ended August 31, 2008, included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

A director and officer of the Company holds a 10% interest in the Coal Canyon and Red Hill properties described in Note 6.

Ian Slater, a director common to both the Company and Red Eagle, a private B.C. company, abstained from voting at both company's board of directors meetings that approved the SPA and SA for the Pavo property described in Note 6.

At August 31, 2010 an amount of $28,881 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (2009 - $4,793). These amounts were settled in the ordinary course of business shortly after the period end.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

10.

INCOME TAXES

The Company is subject to income taxes in Canada, in the USA, and in Colombia.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rates to the net loss before income taxes as follows:

	2010	2009	2008

Combined statutory tax rate	29%	30%	32%

Computed income tax benefit	$989,000	$705,000	$1,010,000
Unrecognized items for tax purposes	(430,000)	(158,000)	(496,000)
Adjustments in tax rates	-	(17,000)	(61,000)
Income tax losses not recognized	(559,000)	(530,000)	(453,000)

	$-	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2010	2009

Capital assets	$84,000	$23,000
Exploration and development deductions	784,000	275,000
Non-capital losses carried forward	2,239,000	2,576,000
Other temporary differences	-	11,000
	3,307,000	2,885,000
Valuation allowance	(3,307,000)	(2,885,000)

	$-	$-

As at August 31, 2010 the Company has available for deduction against future taxable income, non-capital losses in Canada of approximately $3,565,000 and in the USA of approximately $4,551,000.  Unless utilized, these losses will expire through to 2030.

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2010, the available resource deductions amounted to approximately $794,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2010, the available USA resource deductions amounted to approximately $1,722,000.

11.

SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition and exploration of mineral properties and has two geographical segments: USA and Colombia.  The total assets attributable to the geographical locations relate primarily to equipment and deferred mineral property costs and have been disclosed in Notes 5 and 6.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2010, August 31, 2009 and 2008

12.

SUBSEQUENT EVENTS

a)

On September 26, 2010 the Company granted stock options to directors, officers, employees and consultants on 1,895,000 shares of the Company's capital stock, exercisable for up to five years at a price of $0.56 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant;

b)

On December 1, 2010 the Company granted stock options to employees on 50,000 shares of the Company's capital stock, exercisable for up to five years at a price of $0.69 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant;

c)

The Company issued 180,000 common shares pursuant to the exercise of stock options for proceeds of $63,000;

d)

On October 18, 2010 80,000 stock options expired unexercised; and

e)

On November 3, 2010 the Company closed a non-brokered private placement consisting of 1,000,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  There are no material variations in the accounting principles, practices, and methods used in preparing these financial statements from those principles, practices, and methods accepted in the United States ("US GAAP").

Recent United States Accounting Pronouncements:

In January 2010, FASB issued an accounting standards update for fair value measurements and disclosure. This update requires additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation.  The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3.  The updated guidance became effective for the Company's fiscal year beginning August 1, 2010 with the exception of the level disaggregation which becomes effective for the Company's fiscal year beginning August 1, 2011.  The adoption of the updated guidance had no impact on the Company's financial statements.

In January 2010, FASB issued accounting standards update for the deconsolidation of a subsidiary or de-recognition of a group of assets. This update requires additional disclosure related to the valuation techniques used to measure the fair value of any retained investment in the former subsidiary or group of assets, the nature of the continuing involvement with the subsidiary or entity acquiring the group of assets and whether the transaction was with a related party or whether the former subsidiary or entity acquiring the group of assets will become a related party.  This amendment clarifies but does not change the scope of current US GAAP.  The updated guidance became effective for the Company's fiscal year beginning August 1, 2010. The adoption of the updated guidance had no impact on the Company's financial statements.

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise's involvement with a variable interest entity. The standard became effective in the first quarter of the Company's fiscal 2010. The adoption had no impact on the Company's consolidated financial position results of operations or cash flows.

