Form 20-F/A
period 2010-08-31
MIRANDA GOLD CORP
filed 2011-04-20
CIK 942149

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☒

2

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

N/A    Yes ☐    No ☐

3

Explanatory Note

In response to a comment from the staff of the Securities and Exchange Commission the Company has removed all references to mineral properties that we have no right to explore or mine in Item 4D, in the discussion on the PPM, Red Canyon, Taz, Ester Dome and Pavo Real projects.

We have also added a general statement section that discusses our joint venture business model and the QA/QC protocols employed by the Company for its generative exploration sample programs.

We have disclosed the hole identification number, total length of the drill hole and length of the interval associated with the sample result for the Redlich property.

We have disclosed the source of the historical gold production information for the Ester Dome project.

Item 4 with the amendments follows:

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

Miranda's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures / divestitures over the last three fiscal years

Fiscal year ended August 31, 2008

On February 20, 2008 Newcrest Resources Inc. (“Newcrest”) terminated its option agreement on the Redlich property.

On March 4, 2008 Romarco Minerals Inc. satisfied its obligations pursuant to the agreement on Red Canyon property and then terminated its option agreement.

On March 11, 2008 Miranda signed an exploration with option to joint venture agreement with Queensgate Resources Corporation (“Queensgate”) to earn an interest on Miranda's BPV, CONO and Coal Canyon properties.

On March 26, 2008 Miranda entered into a 20 year mining lease for mining claims contiguous to the Company's PQ mining claims staked in April 2008.

On August 1, 2008 Miranda signed an exploration with option to joint venture agreement with Montezuma Mines Inc. (“Montezuma”), a subsidiary of CMQ Resources Inc. (“CMQ”), to earn an interest on Miranda's Red Canyon property.

On August 15, 2008 Miranda signed an exploration with option to joint venture agreement with Newcrest to earn an interest on Miranda’s Horse Mountain property.

Fiscal year ended August 31, 2009

On October 16, 2008 Barrick Gold U.S. Inc. (“Barrick”) terminated its option agreement on the Company’s Red Hill property.

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

In October 2009, Miranda staked certain claims known as the TAZ property.  Miranda also paid a finder’s fee of $2,081 and granted a 1% NSR on the TAZ claims.

On October 28, 2009 Miranda leased certain Alaska state mining claims from Range Minerals Inc. (“Range”) comprising the Ester Dome project in the Fairbanks Mining District.

On December 2, 2009 the Company executed an Association Agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company and the newly organized Miranda Gold Colombia II Ltd. (“MAD II”); and the Colombian branch of MAD II  to secure a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

On April 20, 2010, Miranda terminated its mining lease on the Iron Point property after White Bear Resources Ltd. (“White Bear”) terminated its exploration agreement on the property.

On May 6, 2010 the Company signed an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) to earn an interest in the Big Blue property.

White Bear was unable to fulfill its obligations under a 2007 exploration earn-in agreement on the Angel Wings property and the agreement was terminated.

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia III Ltd. (“MAD III”); and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010 the Company entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle Mining Corporation (“Red Eagle”). The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  To maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project.

On August 2, 2010, Queensgate terminated its exploration earn-in agreement on the BPV, CONO, and Coal Canyon properties.  Miranda terminated the underlying leases on BPV and CONO and wrote off the costs of those properties.  The Coal Canyon property lease will be maintained for future exploration and possible joint venture.

On September 17, 2010 the Company signed an exploration and option to enter joint venture agreement with Ramelius to earn an interest in the Company’s Angel Wings property.

During the fiscal year ended August 31, 2010, Miranda staked certain claims known as the “NC” claims near the Red Canyon property that is currently under an exploration agreement with Montezuma.  Certain of these new claims fell within the area of interest boundary with the Red Canyon Corporation and are now included in the Red Canyon exploration agreement.  The remaining claims constitute Miranda’s HOG property.

On October 1, 2010 the Company signed a letter agreement with Agnico-Eagle (USA) Limited (“Agnico”) setting out an exploration and option to joint venture on the Ester Dome property in Alaska.

On November 4, 2010 the Company signed a letter agreement with Navaho Gold PTY Ltd. (“Navaho”) setting out an exploration and option to joint venture on the TAZ property.

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

The majority of the Company’s exploration projects are in Nevada with one project in Alaska and a group of projects in Colombia.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse, Red Hill, Coal Canyon, Big Blue, HOG, and TAZ projects located in Eureka County; the Iron Point and  PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.

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

C.

Organizational Structure

We have two active wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. (“MAD I”), which was incorporated under the laws of the Province of British Colombia, Canada.  The subsidiaries of MAD I (being Miranda Gold Colombia II Ltd., Miranda Gold Colombia III Ltd., and Miranda Gold Colombia IV Ltd.) have all been incorporated under the laws of the Province of British Colombia, Canada.  Each of the Branch Offices has been organized in Colombia as a “Sucursal Colombia” under certificates issued by “Camara De Comercio De Bogota”.

D.

Property

Overview of Projects

The projects held under agreements are fully described within the project description of each of the Company’s projects as well as in the notes to the financial statements.   However, in addition to the mining lease agreements, the Company directly holds mineral claims on most of our projects.

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

Properties under third-party exploration funding agreements

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a partner to fund the exploration of the project to earn a joint venture interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s exploration funds are expended on generative exploration programs, principally in Nevada, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in note 6 of the audited consolidated financial statements for the year ended August 31, 2010.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as it is up to the funding partner.

Where Miranda does conduct generative exploration programs the QA/QC protocols for its generative exploration sample programs can be summarized as:

Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in Elko, Nevada.

All samples are fire assayed for gold and also analyzed for a 51 element package by a combination of ICP-MS and ICP-AES (Inductively Coupled Plasma with mass spectroscopy and atomic emission spectroscopy). Nominal prepped sample for gold fire assay fusion is a 30 gram pulverized sample weight. Nominal prepped sample for trace element ICP-ME and AES is a 250 gram pulverized (80 percent passing 75 microns) split from the original   sample for rocks and a 250 gram pulverized split after sieving sample to < 180 microns (80 mesh) for stream sediment and soil samples.  ICP-MS and AES trace element sample digestion is by aqua regia.  Detection limits are from 0.001 to 10 ppm for gold and variable for trace elements. Samples showing values above 10 ppm gold are routinely re-assayed.

A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Duplicate samples are not submitted for surface samples.

As at the date of this Annual Report Miranda’s funding partners are exploring and advancing the following projects: Angel Wings, Big Blue, PPM, Red Canyon, Red Hill and TAZ all in Nevada,  Ester Dome in Alaska and Pavo Real in Colombia.

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

On September 17, 2010, Miranda entered into an exploration funding agreement with Ramelius on the Angel Wings project.  Under the terms of the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. The first year’s commitment of US$350,000 and 4,000 feet of drilling is an obligation.  Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Angel Wings by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.

Angel Wings is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada. Coarse boiling textures (“Angel Wings textures”) are common in veins on the project. The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 1.24 miles.  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 opt gold.  The high-grade veins remain untested in a zone measuring over one mile along strike, 1,200 feet wide and at depth.

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

In the summer of 2010, Ramelius’ contractors conducted additional geologic mapping and soil geochemical surveys. Results from this work and interpretations from recently completed magnetic and resistivity geophysical surveys will refine existing drill targets and identify additional drill targets.

On November 29, 2010 the Company announced Ramelius’ drill results from 1,500 feet of drilling in five holes. Unfavorable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 feet of drilling in eight to ten holes.  The results show that the location and continuity of the main vein is predictable. In addition, additional “blind” veins were encountered that suggest this is a robust system that will ultimately require drill testing both down-dip and along the entire length of the vein.

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

On May 6, 2010 the Company signed an exploration and option to joint venture agreement on the Big Blue Project (superseding an acceptance letter, signed on January 28, 2010) with Ramelius.  Pursuant to the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. The first year’s commitment of US$250,000 is an obligation. Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Big Blue by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.  Ramelius made a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

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

Drill holes MR09-05C and MR09-06C were designed to follow-up known gold mineralization at Red Canyon’s Ice prospect and as such are not new discovery holes.  Drill holes MR09-05C and MR09-06C were drilled to depths of 151 feet and 178 feet respectively and ended in un-mineralized Lone Mountain dolomite.  Both MR09-05C and MR09-06C were collared immediately adjacent to KR-001.  These holes were designed to verify historic drill assays of KR-001 and provide direct observation of alteration, structure and lithologic patterns in the gold-bearing host rocks.  Core samples from MR09-05C and MR09-06C indicate strongly decalcified and clay-altered limestone is associated with the gold alteration.  As previous drilling targeted areas with strong silica alteration, this information will be valuable in effectively determining the location of future drill holes. Assays and geologic logs are available for KR-001, but no drill cuttings were preserved.

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

The Red Canyon project includes several unpatented lode mining claims on the Battle Mountain-Eureka Trend that covers an erosional "window" that exposes oxidized and silicified lower-plate carbonate rocks over a three square mile area.

Red Hill Property, Eureka County, Nevada

On May 27, 2004, Miranda entered into a 20-year mining lease for the Red Hill property with Nevada North Resources (USA) Inc. (“Nevada North”) with a sliding NSR royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.  The terms on the lease require advance annual royalty payments starting at US$12,500 in year one and increasing to US$60,000 by year ten and each year thereafter for a total of US$906,250.

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

The Red Hill property is comprised of a mining lease on lode mining claims that occupy a large percentage of the “JD Window”.  The JD Window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization.

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

NuLegacy reported that as of September 30, 2010 they had incurred exploration expenditures of $248,804 (inclusive of property maintenance costs of $45,258) on the Company’s Red Hill property comprised of, among other things, geologic interpretation of existing data and a CSAMT geophysical survey, along with an IP/Resistivity survey, completed in January and February 2010 designed to, among other things, identify drill targets for NuLegacy’s next phase of exploration.

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

Four companies previously explored for shallow oxide gold deposits on various portions of Miranda’s TAZ claims.  In 1996, BHP Minerals International drilled VC96-8 on the south end of the claim block.  This hole-includes 70 feet of 0.042 opt gold from 215 - 285 feet within a 135 foot zone of 0.025 opt gold from 215 - 350 feet.  The drill hole ended at a depth of 350 feet with the last five-foot sample returning 0.005 opt gold within Devils Gate Limestone.

On November 4, 2010 the Company signed a letter of intent with Navaho whereby Navaho may earn a 75% interest in the TAZ project by expending US$3,000,000 over four years.  The first year’s commitment of US$400,000 is an obligation.  Once Navaho has spent the first US$3,000,000 they shall have the option and right to earn a vested 75% interest in TAZ by either funding 100% of exploration costs required to complete a bankable feasibility study within four years after the completion of the initial earn-in period at a minimum expenditure rate of US$1,000,000 per year or by spending an additional US$10,000,000 within 10 years after the initial earn-in period.  If Navaho elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional $10,000,000 within 10 years, but meets the first US$3,000,000 spending milestone, it shall be entitled to an NSR of 2%.

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

At approximately 1,065ft and 5,000ft distance respectively from the “defined plane” are drill holes R-1 with a total depth of 725ft and a 5ft intercept of 15 g Au/t (0.438 oz Au/t) from 545 to 550ft, and R-43 with a total depth of 580ft and 5ft intercept of 27 g Au/t (0.788 oz Au/t) from 270 to 275ft.  According to MDA, these drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

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

On June 4, 2010 the Company signed an agreement with SIN Holdings Inc. (“SIN”) whereby SIN could have earned a joint venture interest in the Redlich project however SIN immediately terminated the agreement and did not fulfill its obligations.

Ester Dome project, Fairbanks Mining District, Alaska

On October 29, 2009 the Company leased several Alaska state mining claims from Range Minerals Inc. (“Range”) comprising the Ester Dome project in the Fairbanks Mining District approximately 5 miles from Fairbanks, Alaska. The Ester Dome project covers approximately 13.8 square miles.  The Company subsequently staked additional claims.

Although outside of Miranda’s normal exploration jurisdiction of Nevada, the Ester Dome acquisition presents Miranda a unique opportunity to control and explore a district-scale project with a historic gold endowment in excess of 1 million ounces.  The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold.  Internet sources (http://alaskaproducers.org/history-of-mining-in-alaska?showall=1) list historic placer and lode production of the Fairbanks District as 11.8 million ounces of gold.

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

Miranda’s work on Ester Dome in 2010 has consisted primarily of limited reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm, delineate and tighten the spacing of an irregularly sampled and undrilled soil anomaly previously identified by Placer Dome.  The soil anomaly has dimensions of approximately 6,000 feet by approximately 1,200 feet.  This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5 square miles. Small alluvial gold workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

Miranda has signed a Letter of Intent with Agnico-Eagle USA Limited (“Agnico”), whereby Agnico may earn a joint venture interest in the Ester Dome project.  Under the terms of the Letter of Intent, which is to be replaced by a definitive option agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a feasibility study or by spending an additional $10,000,000 at a rate of no less than $1,000,000 per year.  Agnico will continue to compile the large historic database for the project in anticipation of the 2011 exploration season.

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

Miranda’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Nevada and Alaska by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

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

Under the terms of the Association Agreement, Miranda issued 350,000 common shares to ExpoGold and has a “First Right of Refusal” to acquire any of the 45 license applications controlled by ExpoGold.  These applications cover approximately 123,000 hectares and are located in 14 discrete mining districts.  Included in the 45 applications is the Pavo Real property.

On June 24, 2010 Miranda exercised the right to acquire 100% of the Pavo Real Concession from ExpoGold (the “Pavo Real Option Agreement”) by making the following payment and issuing shares of Miranda to ExpoGold:

•

US$20,000 plus 100,000 shares upon signing the Pavo Real Option Agreement (paid and issued);

•

US$20,000 plus 100,000 shares within six months from the execution of the Agreement; and

•

US$50,000 plus 100,000 shares at the first anniversary of the Agreement.

On June 25, 2010, the Company signed a shareholders’ agreement with Red Eagle, whereby Red Eagle may earn a joint venture interest in the Pavo Real Concession in Colombia.  Red Eagle can earn a 70% interest in the Pavo Real Concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.

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

Pavo Real lies within the department of Tolima 12.4 miles south of the city of Ibague.  At Pavo Real 70 soil samples on three wide spaced lines define a 2,300 foot long by 330 foot to 1,640 foot wide gold anomaly.  The soil anomaly remains open in three directions.  Of the 62 rock samples taken from an area of limited exposure on the east edge of the soil anomaly, 31 samples are greater than 0.006 opt gold and the average value of those samples is 0.12 opt gold with a high of  1.66 opt gold.  Preliminary field work at Pavo Real has shown that the gold mineralization is hosted by sandstones.  Regionally the property is near several gold-silver skarn deposits.  This, coupled with elevated bismuth and copper suggest that Pavo Real is intrusive related and may provide a distal skarn or distal disseminated target.

As at the date of this Annual Report Miranda is seeking funding partners to continue exploration programs to advance the Coal Canyon, Fuse, HOG, and Iron Point, projects in Nevada.

Coal Canyon, BPV and CONO projects, Eureka County, Nevada

The Coal Canyon, BPV and CONO projects are located in the heart of northern Nevada’s Cortez Gold Trend.

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

HOG Property, Eureka County, Nevada

During the spring of 2010, the Company staked thirty-nine contiguous claims approximately 1,970 feet northeast of its Red Canyon Project, Eureka County, Nevada.  Seventeen of these claims are within the Red Canyon Project area of interest, and have been included in the lease option agreement with Red Canyon Corporation, the underlying owner, and in the exploration agreement with Montezuma, and Miranda’s exploration funding partner at Red Canyon. The remaining twenty-one claims are held by Miranda and comprise the HOG property.

Miranda has identified silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment.

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

ITEM 4E

UNRESOLVED STAFF COMMENTS

Not applicable.

Explanatory Note

In response to a comment from the staff of the Securities and Exchange Commission the Company has included the management report on internal control over financial reporting.

Item 15 with the amendments follows:

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2010, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were ineffective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of Miranda is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2010, the Company's internal control over financial reporting is ineffective based on those criteria and one material weakness was identified as outlined below.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

The Company’s accounting personnel have limited expertise in interpreting and applying the rules of the Exchange Act and after the filing of the Form 20-F Annual Report for the fiscal year ended August 31, 2010, it was determined that the Company had failed to adequately disclose its Management’s Report on Internal Control over Financial Reporting and filed inadequate certifications of its principal executive officers.  The Company will take greater steps to have future filings reviewed by experts prior to filing to ensure the filings conform to the current rules and regulations of the Exchange.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of Davidson & Company LLP, an independent registered public accounting firm that audited the Company's annual financial statements included in this Annual Report, regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant the rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls over Financial Reporting

Other than the issue and remediation discussed above, there were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Other than the corrective action discussed there no other significant deficiencies or material weaknesses in our internal control requiring corrective actions.

ITEM 15T

CONTROLS AND PROCEDURES

Not applicable

Explanatory Note

In response to a comment from the staff of the Securities and Exchange Commission the Company has amended the disclosure in Item 16F.

Item 16 with the amendments follows:

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial year ended August 31, 2010, Davidson & Company LLP, Chartered Accountants, served as Miranda’s auditor.  Prior to the appointment of Davidson & Company as auditor, Morgan & Company acted as auditor and they had served as auditor of Miranda since November 23, 1993.

The chart below sets forth the total amount accrued by Miranda to Davidson & Company for services performed in the fiscal year 2010; and the amount billed by Morgan & Company for services performed in the fiscal year 2009; and breaks down these amounts by category of service in Cdn$.

"Audit Fees" are the aggregate fees billed by Davidson or Morgan for the audit of Miranda’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

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

Not Applicable

ITEM 16F

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 30, 2010, we engaged Davidson as our independent registered public accounting firm, and effective the same date, Morgan resigned as our independent registered public accounting firm at the request of the Company. Our board of directors, on recommendation of the audit committee, approved both the engagement of Davidson and the resignation of Morgan.

During years ended August 31, 2009 and 2008, and up to the date of Morgan’s resignation on June 30, 2010, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) with Morgan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20–F).

The audit reports of Morgan on the consolidated financial statements of the Company as of and for the years ended August 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended August 31, 2009 and 2008, and up to the date of Davidson’s appointment on June 30, 2010, neither we nor anyone on our behalf consulted with Davidson concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Davidson concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

We have provided Morgan with a copy of the disclosure in this Item 16F and requested Morgan to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements we have made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from Morgan is attached as Exhibit 15.1 to this annual report on Form 20-F.

ITEM 16G

CORPORATE GOVERNANCE

Not applicable

Explanatory Note

In response to a comment from the staff of the Securities and Exchange Commission the Company has amended the Exhibit Index as the letter from Morgan being exhibit 15.1 was omitted in the original filing of the Form 20F.

Item 19 Exhibits as amended follows:

ITEM 19

EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
15.1	Letter from Morgan & Company

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

ITEM 19

EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
15.1	Letter from Morgan & Company

(5)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(6)

Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(7)

filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008

(8)

Filed as an exhibit to this annual report on Form 20F.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Miranda Gold Corp. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 20, 2011

On Behalf of MIRANDA GOLD CORP.

By: “Ken Cunningham”

Kenneth Cunningham, President, Chief Executive Officer and

Director

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and

Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
15.1	Letter from Morgan & Company

(1)

Filed as an exhibit to this annual report on Form 20F/A.