Form 20-F
period 2011-08-31
MIRANDA GOLD CORP
filed 2011-12-15
CIK 942149

OMB Number: 3235-0288
Expires: May 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2011
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

Doris Meyer, +1-604-536-2711 (telephone) +1-604-536-2788 (facsimile), Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6
(Name, Telephone, Email and/or Facsimile number and address of Company contact person)

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

52,849,452 common shares

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
N/A    Yes ☐                        No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐                                         Accelerated filer  ☐                                           Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☒
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

N/A           Yes       ☐                  No   ☐

Table of Contents

GLOSSARY OF TERMS AND ABBREVIATIONS		1

NOTE ON FORWARD LOOKING INFORMATION		6

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	8

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	8

ITEM 3	KEY INFORMATION	8

A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	9
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	9
D.	RISK FACTORS	9

ITEM 4	INFORMATION ON MIRANDA	16

A.	HISTORY AND DEVELOPMENT OF MIRANDA	16
B.	BUSINESS OVERVIEW	18
C.	ORGANIZATIONAL STRUCTURE	18
D.	PROPERTY	19
ITEM 4A	UNRESOLVED STAFF COMMENTS	42

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42

A.	OPERATING RESULTS	43
B.	LIQUIDITY AND CAPITAL RESOURCES	44
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	46
D.	TREND INFORMATION	46
E.	OFF-BALANCE SHEET ARRANGEMENTS	46
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	46
G.	SAFE HARBOR	46

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47

A.	DIRECTORS AND SENIOR MANAGEMENT	47
B.	COMPENSATION	49
C.	BOARD PRACTICES	51
D.	EMPLOYEES	54
E.	SHARE OWNERSHIP	54

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57

A.	MAJOR SHAREHOLDERS	57

B.	RELATED PARTY TRANSACTIONS	57
C.	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8	FINANCIAL INFORMATION	58

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
B.	SIGNIFICANT CHANGES	58

ITEM 9	THE OFFER AND LISTING	58

A.	OFFER AND LISTING DETAILS	58
B.	PLAN OF DISTRIBUTION	59
C.	MARKETS	60
D.	DILUTION	60
E.	EXPENSES OF THE ISSUE	60

ITEM 10	ADDITIONAL INFORMATION	60

A.	SHARE CAPITAL	60
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	60
C.	MATERIAL CONTRACTS	60
D.	EXCHANGE CONTROLS	60
E.	TAXATION	61
F.	DIVIDENDS AND PAYING AGENTS	66
G.	STATEMENT BY EXPERTS	66
H.	DOCUMENTS ON DISPLAY	67
I.	SUBSIDIARY INFORMATION	67

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	67

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	67

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	67

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	67

ITEM 15	CONTROLS AND PROCEDURES	67

ITEM 15T	CONTROLS AND PROCEDURES	68

ITEM 16	[RESERVED]	68

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	68
ITEM 16B	CODE OF ETHICS	69
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	69
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	70
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	70
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	70

ITEM 16G	CORPORATE GOVERNANCE	70

ITEM 17	FINANCIAL STATEMENTS	71
ITEM 18 *	FINANCIAL STATEMENTS	71
ITEM 19	EXHIBITS	71

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

 * Miranda has responded to Item 17 in lieu of responding to this Item

GLOSSARY OF TERMS AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico
Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company has an option agreement with Agnico on the Ester Dome project.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick
Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges.  Barrick is a former partner of the Company on the Red Hill and Fuse properties.

Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend
The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.

BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system
A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone.  This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.

Carlin Gold Trend
North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limy sediments, that is about 10 miles wide and 100 miles long.  Carlin refers to a style of mineralization that is seen around the world.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.

Cortez Gold Trend
The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend.  The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.

Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
Dike
A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.

Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the optionor of the Pavo Real and Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).
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

Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Intrusion	A general term for a body of igneous rock formed below the surface.

Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation
A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive.  Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, prominent faults the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, MAD III and MAD IV.
MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III
Miranda Gold Colombia III is a B.C. company with a Colombian branch of that is the optionee of the Company’s Pavo Real project in Colombia.  Red Eagle changed the name of the Company to Rovira Mining Limited.

MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch of that is the lessee of the Company’s Cajamarca project in Colombia.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
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

Montezuma	Montezuma Mines Inc. is a subsidiary of CMQ Resources Inc. a mineral exploration company listed for trading on the TSX.V. The Company has an option agreement with Montezuma on the Red Canyon property.
Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company has an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North
Nevada North Resources (USA) Inc. is a private company that is the lessor of the Coal Canyon and Red Hills properties.  Ken Cunningham, Miranda’s CEO is entitled to 10% of any receipts Nevada North receives from the Coal Canyon and Red Hills properties.

Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
Newcrest	Newcrest Resources Inc. is a mineral exploration company and a former partner of the Company on the Horse Mountain project prior to the Company abandoning that property.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company has an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement
An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.

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

Ppb	Parts per billion
Ppm	Parts per million
Pathfinder
Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.

Pediment
Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels.  They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.

Queensgate
Queensgate Resources Corporation – a former partner on the BPV, CONA and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owns 300,000 shares of Teslin.

Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company has option agreements with Ramelius on the Angel Wing and Big Blue properties.

Range	Range Minerals Inc. is a private Alaskan corporation and is the lessor of the Ester Dome project.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle is the Company’s partner in MAD III and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company entered into SA’s with Red Eagle on the Pavo Real and Cajamarca properties.
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification
Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company entered into SPA’s with Red Eagle on the Pavo Real and Cajamarca properties.
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric (also known as long) tonne (1.102 short tons, 2,240 pounds)

Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company owns 200,000 shares of White Bear that trade on the TSX.V.

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws.  These statements relate to future events or the Company’s future performance.  All statements other than statements of historical fact are forward-looking statements.  The use  of  any  of  the  words  "anticipate",  "plan",  "continue",  "estimate", "expect",  "may",  "will",  "project", "predict",   "potential",   "should", "believe"  and similar  expressions  is  intended to identify  forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

·	The Company’s strategies and objectives;
·	The Company’s interest and other expenses;
·	The Company’s tax position and the tax rates applicable to us;
·	Political unrest or instability in foreign countries and its impact on the Company’s foreign assets;
·
The  timing  of  decisions   regarding   the  timing  and  costs  of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company’s exploration development projects;

·	The Company’s estimates of the quantity and quality of the Company’s mineral reserves and resources;
·	The Company’s planned capital expenditures and the Company’s estimates of reclamation and other costs related to environmental protection;
·
The Company’s future capital costs, including the costs and potential  impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

·	The Company’s financial and operating objectives;
·	The Company’s exploration, environmental, health and safety initiatives;
·	The availability of qualified employees for the Company’s operations; and
·	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

·	Risks that may affect the Company’s operating or capital plans;
·	Risks generally encountered in the development of mineral properties such as:
o	unusual or unexpected geological formations,
o	unanticipated metallurgical difficulties,
o	ground control problems,
o	adverse weather conditions, and
o	process upsets and equipment malfunctions;
·	Risks associated with labor disturbances and unavailability of skilled labor;
·	Risks associated with market prices of the Company’s principal commodities, which are cyclical and subject to substantial price fluctuations;

·	Risks created through competition for mining properties;
·	Risks associated with having little or no history of production;
·	Risks associated with mineral reserve and resource estimates;
·	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
·	Risks associated with environmental compliance and changes in environmental legislation and regulation;
·	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;
·	Risks associated with title claims and other title, license and permit risks;
·	Social and political risks associated with operations in foreign countries;
·	Risks of changes in tax or royalty laws or their interpretation;
·	Risks associated with tax reassessments and legal proceedings;
·	Risks associated with the loss of key personnel;
·	Risk related to indemnification of officers and directors;
·	Risks related to having limited financial resources;
·	Risk of dilution to present and prospective shareholdings;
·	Credit risk; and
·	Share price fluctuation risk.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

·	General business and economic conditions;
·	Interest rates and foreign exchange rates;
·	The supply and demand for, deliveries of, and the level and volatility of prices of gold and silver;
·	The timing of the receipt of regulatory and governmental approvals for the Company’s development projects and other operations;
·	The availability of financing for the Company’s development projects on reasonable terms;
·	The Company’s costs of production and the Company’s production and productivity levels, as well as those of the Company’s competitors;
·	The Company’s ability to secure adequate transportation for the Company’s products;
·	The Company’s ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
·	The Company’s ability to attract and retain skilled staff;
·	The impact of changes in foreign exchange rates on the Company’s costs and results;
·	Engineering and construction timetables and capital costs for the Company’s development and expansion projects;
·	Costs of closure of various operations;
·	Market competition;
·	The accuracy of the Company’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
·	Tax benefits and tax rates;
·	The resolution of environmental and other proceedings or disputes; and
·	Ongoing relations with the Company’s employees and with the Company’s business partners.

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

ITEM 3                      KEY INFORMATION

A.                      Selected Financial Data

The following financial information has been extracted from Miranda Gold Corp.’s (the “Company”, “Miranda”, “we”, “us”, “our”, “ours”) consolidated financial statements for the years indicated and is expressed in Canadian dollars.  The information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources,” and the consolidated financial statements of Miranda filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last five fiscal years ended August 31.

For the Year Ended August 31

	2011	2010	2009	2008	2007
	$	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss for the year	3,660,340	3,130,831	2,336,961	3,048,182	3,064,083
Loss per share: basic and diluted	(0.07)	(0.07)	(0.05)	(0.07)	(0.08)
Total assets	9,105,701	11,368,704	10,367,054	12,147,377	8,284,959
Total liabilities	178,392	199,393	93,058	143,909	86,797
Working capital	8,415,324	10,465,789	9,958,099	11,545,315	7,823,004
Net assets	8,927,309	11,169,311	10,273,996	12,003,468	8,198,162
Capital stock	26,502,488	25,839,086	22,718,993	22,718,993	18,589,310
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	52,435,384	47,877,477	44,892,010	44,389,119	38,215,329

Miranda prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences in Miranda’s financial statements from those principles that Miranda would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2011, August 31, 2010, August 31, 2009, August 31, 2008 and August 31, 2007.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2011	$1.020
For the Year Ended August 31, 2010	$1.045
For the Year Ended August 31, 2009	$1.180
For the Year Ended August 31, 2008	$1.010
For the Year Ended August 31, 2007	$1.120

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2011	July 2011	August 2011	September 2011	October 2011	November 2011
High	$1.0390	$1.0630	$1.0452	$1.0271	$1.0109	$0.9945
Low	1.0093	$1.0288	$1.0031	$0.9540	$0.9383	$0.9504

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $0.9803 as of December 9, 2011.

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

D.                      Risk Factors

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced.  Additional risks that we are either unaware of, or we are aware of, but we currently believe are immaterial, may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

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

Enactment of Government Legislation May Significantly Affect the Mining Industry

Members of the US Congress have periodically introduced bills to amend, supplant or alter the provisions of the General Mining Act of 1872. One such amendment has imposed a budget moratorium on the acceptance by the Bureau of Land Management of any new mineral patent applications since October 1994. Until that moratorium is lifted, the Bureau of Land Management will not accept any new mineral patent applications. The imposition of this moratorium has reduced Miranda’s security of title provided by unpatented mining claims on US federal lands and may adversely affect Miranda’s ability to put such claims to any lawful use.

In early 2009, two versions of proposed legislation that were entitled “Hardrock Mining and Reclamation Act of 2009” (the “Hardrock Bills”) were introduced in both houses of the 111th U.S. Congress to amend certain provisions of the General Mining Act of 1872.  The Hardrock Bills proposed, among other things, to impose federal royalties on new production from mines on U.S. federal lands and a new fund to clean-up abandoned hard rock mine sites. Neither of the Hardrock Bills was passed by the 111th U.S. Congress, which adjourned in January 2011.  However, there can be no assurances that similar legislation will not be reintroduced and enacted into law.  If such legislation is enacted in whole or in part, it could change the cost of holding unpatented mining claims on U.S. federal lands, significantly impact Miranda’s ability to develop mineralized material on U.S. federal unpatented mining claims, adversely affect the potential for development of unpatented mining claims on U.S. federal lands, adversely affect the economics of existing operating mines on U.S. federal unpatented mining claims, and adversely affect Miranda’s financial performance.

Possible country risk doing business in Colombia

The Company currently has several option agreements to acquire projects located in Colombia. The Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.  Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Although Colombia has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present, and former government's policies and programs, no assurances can be given that the Company's plans and operations will not be adversely affected by future developments in Colombia. The Company's property interests and proposed exploration activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company. Colombia is home to South America's largest and longest running insurgency. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate. Any increase in kidnapping, gang warfare, homicide and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Additionally, the perception that matters have not improved in Colombia may hinder the Company's ability to access capital in a timely or cost effective manner. Any changes in regulations or shifts in political attitudes are beyond the Company's control and may adversely affect the Company's business.

Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income and/or mining taxes, expropriation of property, environmental legislation and mine and/or site safety. Presidential elections for the 2010-2014 term were held in Colombia on May 30, 2010, (first round) and June 20, 2010, (second round, since no one candidate reached 50% of the vote in the first round). The elected president, Mr. Juan Manuel Santos, took office on August 7, 2010, and it is anticipated that the current government will not materially change polices regarding resource development and investment policies in a way that could adversely affect the Company's business.

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

Our long-term success depends on our ability to identify mineral deposits on our existing properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour. The success of gold, silver and other commodity exploration is determined in part by the following factors:

·	the identification of potential mineralization based on surficial analysis;

·	availability of government-granted exploration permits;

·	the quality of our management and our geological and technical expertise; and

·	the capital available for exploration.

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

We have no history of producing metals from any of our properties.  Our properties are all exploration stage properties in various stages of exploration.   Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure.  As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

·	completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient gold reserves to support a commercial mining operation;

·	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

·	the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;

·	the availability and cost of appropriate smelting and/or refining arrangements, if required;

·	compliance with environmental and other governmental approval and permit requirements;

·	the availability of funds to finance exploration, development and construction activities, as warranted;

·	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

·	potential increases in exploration, construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

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

Fluctuations in foreign currency exchange rates may increase Miranda’s operating expenditures

Miranda raises its equity in Canadian dollars and its exploration expenditures are generally denominated in either United States dollars or Colombian Pesos.  As a result, Miranda’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase Miranda’s operating expenditures and reduce the amount of exploration activities that we are able to complete with our current capital. Miranda does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

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

The market price of Miranda’s common shares has ranged from a high of $0.74 and a low of $0.31 during the twelve month period ended November 30, 2011. See “Market for Common Equity and Related Shareholder Matters”.

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of Miranda, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Miranda’s common shares in the future cannot be predicted.  The lack of an active public market could have a material adverse effect on the price of Miranda’s common shares.

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

ITEM 4                     INFORMATION ON MIRANDA

A.                              History and Development of Miranda

Miranda Gold Corp. was incorporated as Miranda Industries Inc. under the British Columbia Company Act (the “Company Act”) on May 4, 1993, by the registration of its memorandum and articles.

On August 3, 2001, Miranda altered its memorandum by changing our name to "Thrush Industries Inc.", consolidating our share capital on a one-for-five basis, and increasing our authorized share capital to 100,000,000 common shares without par value.  Effective April 15, 2002, Miranda changed its name to Miranda Diamond Corp. There was no consolidation of capital.  Effective January 30, 2003, Miranda changed its name to Miranda Gold Corp. to better reflect the focus of Miranda. There was no consolidation of capital.

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

Principal capital expenditures / divestitures over the last three fiscal years

Fiscal year ended August 31, 2009

On October 16, 2008, Barrick terminated its October 27, 2004, option agreement on the Company’s Red Hill property.

On January 5, 2009, Barrick terminated its September 28, 2005, option agreement on the Company’s Fuse (East and West) properties and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.  The Company has kept a core group of the Fuse claims in good standing.

On May 28, 2009, Newcrest terminated its May 15, 2008, option agreement on the Company’s Horse Mountain project and the Company then abandoned the project.

In May 2009 the Company staked claims at the NEON project in Churchill County, Nevada.

On August 13, 2009, Miranda signed a mineral lease on the Oxen claims comprising the Big Blue project.

During the year ended August 31, 2009, the Company either allowed its claims to lapse or terminated the mineral leases on the Dame, Ettu, Horse Mountain and PQ properties.

Fiscal year ended August 31, 2010

On September 1, 2009, Miranda staked the Moxen claims as an expansion of the Big Blue Project.

On October 1, 2009, Miranda signed an exploration agreement with option to form a joint venture with NuLegacy to earn an interest in Miranda’s Red Hill property.

In October 2009 Miranda staked certain claims known as the TAZ property.  Miranda also paid a finder’s fee of $2,081 and granted a 1% NSR on the TAZ claims.

On October 28, 2009, Miranda leased certain state mining claims from Range comprising the Ester Dome project in the Fairbanks Mining District, Alaska.

On December 2, 2009, the Company executed an Association Agreement by and among ExpoGold, the Company and MAD II; and the Colombian branch of MAD II  to secure a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

On April 20, 2010, Miranda terminated its mining lease on the Iron Point property after White Bear terminated its November 22, 2006, exploration and option to joint venture agreement on the property.  Miranda maintained a core claim position on this property.

On May 6, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius to earn an interest in the Big Blue property.

White Bear was unable to fulfill its obligations under a May 15, 2007 (as amended) exploration earn-in agreement on the Angel Wing property and the agreement was terminated on July 2, 2010.

On June 24, 2010, the Company executed the Pavo Option agreement by and among ExpoGold, the Company, and the Company’s subsidiary MAD III; and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  To maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project.

On August 2, 2010, Queensgate terminated its exploration earn-in agreement on the BPV, CONO, and Coal Canyon properties.  Miranda terminated the underlying leases on BPV and CONO and wrote-off the costs of those properties.  The Coal Canyon property lease will be maintained for future exploration and possible joint venture.

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

Fiscal year ended August 31, 2011 and subsequent

On September 17, 2010, the Company signed an exploration and option to enter joint venture agreement with Ramelius to earn an interest in the Company’s Angel Wing property.

Effective on October 1, 2010, the Company signed an exploration and option to enter joint venture agreement with Agnico to earn an interest in the Company’s Ester Dome property in Alaska.

On December 20, 2010, NuLegacy and the Company signed an amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.

On February 11, 2011, the Company signed a letter agreement with Navaho setting out an exploration and option to joint venture on the TAZ property.

During the fiscal year ended August 31, 2011, Miranda staked certain claims known as the East Spruce project in the South Pequop Mountains in Elko County and the Rook project in the Roberts Mountains in Eureka County, both in Nevada.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D “Property”.

None of Miranda’s properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.

B.                      Business Overview

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  Our primary focus is on gold exploration.  Miranda’s business model is to identify and secure mineral resource properties for which it seeks suitable joint venture partners.  Once partners are found, the partners fund exploration to earn an interest in the project.

The majority of the Company’s exploration projects are in Nevada with one project in Alaska and a group of projects in Colombia.  The Nevada projects include the Redlich project located in Esmeralda County; the Big Blue, Coal Canyon, Fuse, HOG, Red Canyon, Red Hill, Rook and TAZ projects located in Eureka County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing and East Spruce projects located in Elko County and the Ester Dome project in the Fairbanks Mining District in Alaska.

The Company’s Colombian projects include the Pavo Real and Cajamarca exploration projects.

We have built a track record of successful project definition and acquisitions.  We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.                      Organizational Structure

We have two active wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd., which was incorporated under the laws of the Province of British Colombia, Canada.  The subsidiaries of MAD I (being Miranda Gold Colombia II Ltd., Miranda Gold Colombia III Ltd. (renamed Rovira Mining Limited), and Miranda Gold Colombia IV Ltd.) have all been incorporated under the laws of the Province of British Colombia, Canada.  Each of the Branch Offices has been organized in Colombia as a “Sucursal Colombia” under certificates issued by “Camara De Comercio De Bogota”.

Organization Chart:

D.                      Property

Overview of Projects

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

The technical information contained herein respecting our mineral properties is based upon information prepared by or the preparation of which was supervised by professional geologist, Joseph Hebert, our Vice-President of Exploration.   Mr. Hebert is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

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

Miranda’s exploration funds are expended on generative exploration programs, principally in Alaska and Nevada in the USA and Colombia, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.  In the 2011 fiscal year Miranda staked the East Spruce and Rook projects in Nevada identified through generative exploration work.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2011.  In the 2011 fiscal year Miranda entered into funding agreements on the Angel Wing, Coal Canyon and TAZ properties in Nevada, the Ester Dome in Alaska and the Cajamarca group of properties in Colombia.  The Big Blue, Red Hill, Red Canyon properties in Nevada and the Pavo Real project in Colombia continued under funding agreements.  Miranda is seeking funding partners for the Fuse, HOG, Iron Point, PPM, Redlich, East Spruce and Rook projects in Nevada.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as it is up to the funding partner.

Where Miranda does conduct generative exploration programs the Quality Assurance and Quality Control protocols for its generative exploration sample programs can be summarized as:

o
Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in Elko and Winnemucca, Nevada.

o
All samples are analyzed for gold and up to 51 additional elements. Gold analyses procedures include fire assay fusion of a nominal 30 gram or aqua regia extraction from a nominal 25 gram pulverized sample weight. After fusion or extraction, gold abundance is determined by gravimetric, atomic absorption spectrometry or ICP (Inductively Coupled Plasma) with MS (Mass Spectrometry) or AES (Atomic Emission Spectrometry) techniques. The additional elements are determined on 15 to 50 gram sample weights by aqua regia extraction with ICP-MS or ICP-AES finishes. Rock and drill samples are prepared for analyses by crushing, splitting off and pulverizing 250 grams (85 percent passing a 75 micron, 200 mesh screen). Soil and stream sediments are sieved and analyzed on the portion passing a 180 micron (80 mesh) screen. Lower detection limit for gold is 0.001 ppm and variable for the additional elements. Gold values above 10 ppm are routinely re-assayed.

o
A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30 ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Periodic duplicate samples are routinely collected and submitted for analyses from soil sample grids and reverse circulation drilling.

MIRANDA’S NEVADA PROPERTIES

The projects held under agreements are fully described within the project description of each of the Company’s projects as well as in the notes to the financial statements.  However, in addition to the mining lease agreements, the Company directly holds mineral claims on most of our projects.

The following summary table identifies the nature of our ownership or interest in the Nevada properties, describes our interest in the properties, describes the type,  names, number, unique identifying numbers and the approximate size in acres of each of the projects.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	JV Agreement

Angel Wing	Leased/Kuzma	see project description	Federal Lode - BLM	Angel Wings	87	NMC854948-49, NMC854951-77, NMC930074-130, NMC1026923	1,797	Ramelius Resources Ltd.

Big Blue	Leased/Jennings	see project description	Federal Lode - BLM	Oxen & Paul	105	NMC899726-29, NMC928599, NMC 928611, NMC933446, NMC933448, NMC 933456, NMC934001, NMC1013087-152, NMC1029965-93	2,169	Ramelius Resources Ltd.
Big Blue	Miranda	n/a	Federal Lode - BLM	Babe & Moxen	150	NMC1013943-1014005, NMC1018324-1018410	3,099	Ramelius Resources Ltd.

Coal Canyon	Leased/Nevada North	see project description	Federal Lode - BLM	Coal	64	NMC847957-848020	1,322	NuLegacy Gold Corporation

East Spruce	Miranda	n/a	Federal Lode - BLM	MG	69	NMC1028868-1028936	1,426	none

Fuse	Miranda	n/a	Federal Lode - BLM	Fuse	10	NMC889591-600	207	none

HOG	Miranda	n/a	Federal Lode - BLM	NC	22	NMC1020848-1020861, NMC1020867-1020874	455	none

Iron Point	Miranda	n/a	Federal Lode - BLM	AB OVO, IP	96	NMC893361-386, NMC897415-450, NMC921955-988	1,983	none
Iron Point	Miranda	n/a	Federal Lode - BLM	JTK, RK	226	NMC1033329-364, NMC1042159-348	4,669	none

PPM (Poverty Peak)	Miranda	n/a	Federal Lode - BLM	PPM	12	NMC921946-54 (even), NMC966713-19	248	none

Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-71	4,896	Montezuma Mines Inc.
Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	NC	17	NMC1020836-47; NMC1020862-66	351	Montezuma Mines Inc.

Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074	NuLegacy Gold Corporation
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RP	27	NMC831504-29, NMC847956	558	NuLegacy Gold Corporation

Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	36	NMC847420-26, NMC847427-43, NMC891145-56,	744	none
Redlich	Miranda	n/a	Federal Lode - BLM	Ready	6	NMC891157-62	124	none
Redlich	Miranda	n/a	Federal Lode - BLM	Set No.	71	NMC863668-76 (even), NMC863677-98, NMC863700, NMC863703-11, NMC863717-18, NMC889466, NMC889468-96, NMC944138, NMC944140	1,467	none

Rook	Miranda	n/a	Federal Lode - BLM	MAZ	87	NMC1033367-426, NMC1033430-448, NMC1033452-453, NMC1049626-631	1,797	none

TAZ	Miranda	n/a	Federal Lode - BLM	TAZ	142	NMC1015502-1015551, NMC1018150-1018241	2,934	Navaho Gold PTY Ltd.

The following is a location map of our properties in Nevada.  All of the properties are accessible by road.

As at the date of this Annual Report Miranda’s funding partners are exploring and advancing the following projects in Nevada: Angel Wing, Big Blue, Coal Canyon, Red Canyon, Red Hill and TAZ.

Angel Wing, Elko County, Nevada

Nature of interest and terms of acquisition

The Angel Wing project consists of unpatented lode mining claims covering 2.8 square miles in northeast Elko County, Nevada.

The Company also holds claims pursuant to a mining lease.  On October 17, 2005, Miranda entered into a 20-year mining lease with a private party for several unpatented lode mining claims with a sliding scale production royalty of between 2% to 4% depending on the price of gold, for annual Advance Royalty payments payable in stages over 20 years, totaling US$1,540,000.  On December 19, 2006, the agreement was amended so that the number of claims was increased and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Funding partner agreements

On May 15, 2007, Miranda entered into an exploration agreement with an option to form a joint venture with White Bear. White Bear paid Miranda US$30,000 and issued a total of 400,000 common shares to Miranda over the term of the agreement before it was terminated on July 2, 2010.

On September 17, 2010, Miranda entered into an exploration funding agreement with Ramelius on the Angel Wing project.  Under the terms of the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Angel Wing by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.

Location and means of access to the property

The project is located 30 miles north of Montello, Nevada. The property is two miles west of the Nevada - Utah border.

History of previous operations and previous operators on the property

In the late 1980's, Amax Gold staked claims and drilled at White Rock Mountain, approximately two miles north of the Angel Wing property. Two holes were also drilled in the southern part of this large claim group, in an area now covered by the Angel Wing claims.

Teck Resources held the property from 1991 through 1995 during which time a total of twenty-nine holes were drilled in four phases. Mostly vertical drilling targeted shallow, disseminated gold in limestone to a maximum depth of 600 feet.

Exploration work completed by Miranda and its funding partners on the property

Past work by Miranda and its previous funding partners include mapping, soil and rock sampling and a gravity survey.  Drill targets were identified but funding was not in place by the funding partner and the drilling wasn’t done.

Ramelius contractors conducted additional geologic mapping and soil geochemical surveys in 2010 and magnetic and IP-resistivity surveys in 2010 and 2011. Results from this work and interpretations from magnetic and resistivity geophysical surveys were used to refine existing drill targets and identify additional drill targets. On November 29, 2010, the Company announced Ramelius’ drill results from 1,498 feet of drilling in five holes. Unfavorable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 feet of drilling in eight to ten holes.  The results show that the location and continuity of the main vein is predictable. In addition, “blind” veins were encountered that suggest this is a robust system that will ultimately require drill testing both down-dip and along the entire length of the vein.

Drilling resumed on August 29, 2011 and continued into October.  Ramelius drilled three core holes for a total of 788 feet and twelve reverse-circulation holes totaling 5,520 feet.  All holes were angle holes designed to test the various veins that have been identified on the property or geophysical anomalies that were generated from the IP-resistivity surveys.  Assays are pending for one or more holes.

Results of IP-resistivity surveys, completed by Ramelius in late July 2011 aggregating 9.3 line miles, generated multiple anomalies, some of which coincide with known veins. The IP survey was designed to continue evaluation of dominant northerly fault/vein trends and related intersecting conjugate structures in limestone and volcanic rocks along a 1.5 mile strike length.

Ramelius met its first agreement year obligation to expend US$350,000 and to complete 4,000 feet of drilling on the project and is expected to have met the second year obligation of US$750,000.

Rock formations and mineralization

Angel Wing is a low-sulfidation bonanza-vein and disseminated gold system in northeast Nevada. Coarse boiling or “Angel Wing” textures are common in veins on the project. The Angel Wing property contains epithermal quartz veins associated with a 6 mile long, generally north-striking structural zone. The high-grade, gold-bearing, epithermal veins occur within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 1.24 miles.

Big Blue Property, Lander County, Nevada

Nature of interest and terms of acquisition

The Big Blue project consists of unpatented lode mining claims covering 8 square miles in Lander County, Nevada.

On August 13, 2009, Miranda signed a 20-year lease on the Oxen unpatented lode mining claims in the Toiyabe Range. Miranda paid US$10,000 on the first anniversary of the agreement and will make annual Advance Royalty payments through the term of the lease.  The claims are subject to a 3% NSR royalty that is subject to a buy-down provision.

Miranda expanded the Big Blue project by staking the Moxen claims on September 1, 2009, the Babe claims on November 11, 2009 and the Paul claims on September 2, 2010. These additional claims are not subject to the lease on the Oxen claims as they fall outside the area of interest of the lease.

Funding partner agreements

On May 6, 2010, the Company signed an exploration and option to joint venture agreement on the Big Blue Project (superseding an acceptance letter, signed on January 28, 2010) with Ramelius.  Pursuant to the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Big Blue by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.  On signing, Ramelius made a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

Location and means of access to the property

The Big Blue project is located approximately 13 miles north of Austin, Nevada.

History of previous operations and previous operators on the property

Over 150 historic rock samples on the project define the Ox Corral Creek target, an anomalous area approximately 8,000 feet long by 1,200 feet wide with values ranging from non-detectable to a high of 0.017 oz Au/t. A second anomaly extends over 2,000 feet by 1,000 feet returns surface values ranging from non-detectable to a high of 1.65 oz Au/t.  This highest value is from a 3 foot chip sample within fractured upper-plate argillite.

Exploration work completed by Miranda and its funding partners on the property

Initial field work funded by Ramelius comprised geologic mapping, rock sampling, a 1,237 station (100 by 50 meter spacing) soil geochemistry program to infill and expand upon open-ended gold and arsenic anomalies identified by a previous operator, and a detailed gravity survey over the West Cottonwood prospect area, where a coincident gold in soil anomaly and anomalous rock chips have been identified to date. The results of the samples collected in the program identified, or further delineated, five distinct gold-in-soil anomalies.

On May 26, 2011, Miranda announced results from Ramelius’s initial four hole reverse-circulation drill program totaling 2,445 feet.  All the holes were drilled at angles to the west to cross inferred northerly trending mineral-controlling structures in potentially favorable carbonate host rocks and in an area of surface and historic drill-indicated gold anomalies.  All four holes intersected anomalous to moderate-grade mineralization including 98 feet of 0.022 oz Au/t and 56 feet of 0.025 oz Au/t.

Ramelius met its first agreement year obligation to expend US$250,000 on the project.

Ramelius began a second drill campaign in early September 2011 and completed three holes totaling 1,906 feet. Assays are pending for the second phase of drilling.

Rock formations and mineralization

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

Coal Canyon project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Coal Canyon project consists of 64 unpatented lode mining claims covering 2.1 square miles in Eureka County, Nevada in the heart of northern Nevada’s Cortez Gold Trend.

On May 27, 2004, Miranda entered into a 20-year mining lease for the Coal Canyon property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy-down provisions to 2%.

The terms on the lease require annual Advance Royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250.  The annual Advance Royalty payment due on May 27, 2011, of US$30,000 was paid.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in Nevada North’s interest in the property through a prior association with Nevada North.

Funding partner agreements

From April 6, 2005, to March 23, 2007, the Coal Canyon project was under option to Golden Aria Corp. During the term of the agreement Golden Aria issued to Miranda 250,000 common shares.

From March 11, 2008, until August 2, 2010, the Coal Canyon (and the BPV and CONO projects - since abandoned) was under an exploration agreement with an option to form a joint venture agreement with Queensgate. During the term of the agreement Queensgate issued to Miranda 300,000 common shares.

On December 20, 2010, NuLegacy and the Company signed an amendment to the Red Hill exploration agreement with option to joint venture and added the Coal Canyon property.  As consideration for this amendment, NuLegacy issued to the Company an additional 50,000 common shares and NuLegacy must expend US$1,500,000 over a four year period and is committed to drill three 1,500 foot holes on the Coal Canyon project by the end of 2013.

Location and means of access to the property

The Coal Canyon property is located in the Simpson Park Mountains approximately 90 road miles southwest of Elko, Nevada and approximately 40 miles southwest from Battle Mountain, Nevada.

History of previous operations and previous operators on the property

Past exploration in the Coal Canyon project had focused on the northwest-trending Grouse Creek fault that lies on adjacent claims controlled by others. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 feet of 0.022 oz Au/t in the Hanson Creek dolomite and the underlying Eureka quartzite.  Gold mineralization is associated with altered dikes, iron oxide and silicification.

Exploration work completed by Miranda and its funding partners on the property

Golden Aria completed a two-hole drill program at Coal Canyon totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 to 200 foot thick zones of moderately decalcified and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

In 2008, Queensgate completed 1,950 feet of reverse-circulation drilling in two vertical holes at Coal Canyon.  No significant assay results were reported for one hole but the other hole, MCC-004,  intersected 10 feet of 0.011 oz Au/t from 980 to 990 feet within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 feet of 0.004 oz Au/t from 970 to 1,200 feet. The hole ended in anomalous gold mineralization.  Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project.

In 2010, Queensgate completed 5,250 feet of reverse-circulation drilling in four holes all of which intersected hydrothermally altered intervals within carbonate rocks of the Roberts Mountains and Hanson Creek Formations. Altered lamprophyre and basalt dikes were also intersected.  Although significant gold mineralization was not intersected, Miranda geologists recognize untested geologic and geochemical drill targets to the west and east of MCC-004.

In mid August 2011, NuLegacy drilled one reverse-circulation drill hole (RHCC11-001) to a depth of 1,485 feet at Coal Canyon.  The hole was drilled to test the combination of a fault intersection, a surface geochemical anomaly and a gold intercept in a drill hole located about 45 feet to the southeast. The hole encountered a narrow interval of slightly anomalous gold in carbonate rocks within a wider interval of anomalous gold. NuLegacy plans follow-up drilling in 2012 to locate the potentially higher-grade gold in the geological centre of the mineralized systems encountered at Coal Canyon and Red Hills as well as NuLegacy’s broader Red Hill project that includes projects Miranda has no interest in.

Rock formations and mineralization

Coal Canyon occupies 2 square miles of the Windmill lower-plate window, a feature that exposes the same Paleozoic carbonate rocks that host Carlin-style gold deposits elsewhere on the Cortez Trend. Also, within the window are west-northwest-trending zones of faults, folds and dikes analogous to similar important controls to gold mineralization elsewhere in the Cortez Trend. The nine drill holes at Coal Canyon all intersected anomalous gold or Carlin-style hydrothermal alteration.

Red Hill Property, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Hill project consists of 79 unpatented lode mining claims covering 2.5 square miles in Eureka County, Nevada.

On May 27, 2004, Miranda entered into a 20-year mining lease for the Red Hill property with Nevada North with a sliding NSR royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%.  The terms on the lease require annual Advance Royalty payments starting at US$12,500 in year one and increasing to US$60,000 by year ten and each year thereafter for a total of US$906,250.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in Nevada North’s interest in this property through a prior association with Nevada North.

Funding partner agreements

From October 27, 2004, until it was terminated on October 16, 2008, the Company had an exploration agreement with an option to form a joint venture with Barrick.  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy, on the Red Hill Property.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. NuLegacy may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.  NuLegacy paid Miranda US$11,000 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees and issued 200,000 of its common stock to Miranda.

As discussed in the Coal Canyon project, in December 2010 Miranda and NuLegacy amended the Red Hill Exploration Agreement to include the Coal Canyon property.

Location and means of access to the property

Red Hill is located in the northern Simpson Park Mountains approximately 80 road miles southwest of Elko, Nevada.

History of previous operations and previous operators on the property

Initial work focused on economic evaluation of outcropping antimony mineralization on the east side of the property. Beginning in the 1960's, Cordero, Homestake, Kennecott, Pathfinder, Uranerz and Romarco completed gold exploration programs on portions of the Red Hill property. Exploration concentrated on silicified and brecciated carbonate rocks exposed along the east-northeast striking Long fault. Four dozen shallow rotary holes tested these altered rocks for near-surface, oxide gold mineralization. Drill results confirmed anomalous gold and pathfinder elements, but economic gold intercepts were thin and low grade. Other widely-spaced, shallow drill holes targeted geochemical and geophysical anomalies within the mountain range.

The north and east portions of the project are covered by a thin veneer of unconsolidated pediment (alluvial) gravels that covers bedrock and potential exploration opportunities. Several multi-million ounce economic gold deposits have been discovered under pediment cover in Nevada.  Historic drilling at Red Hill did not test for large, sediment-hosted gold deposits beneath pediment gravels.

Exploration work completed by Miranda and its funding partners on the property

Miranda initially optioned Red Hill to Placer Dome US, Inc (PDUS) in 2004. PDUS completed geologic mapping, a CSAMT survey, a systematic soil sampling program, a CO2 gas survey and one drill hole in 2005. Drill hole PRH0508 was designed to test a gravel covered horst margin inferred from CSAMT data. The hole ended at 940 feet in upper plate chert/mudstone. Favorable lower plate carbonate rocks were not intersected and no significant gold intercepts were encountered.

In 2006, Barrick became Miranda's funding partner at Red Hill following its merger with Placer Dome.  Barrick, as operator, completed 9,860 feet of drilling in four holes at the West Pediment prospect and a detailed gravity survey at the East Pediment prospect. BRH-013 intersected 80 feet of 0.146 oz Au/t from 1,920 to 2,000 feet, including 45 feet of 0.237 oz Au/t from 1,920 to 1,965 feet. Gold mineralization is hosted by lower plate carbonate rocks of the Red Hill member of the Denay Formation. Altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium are associated with the gold intercept. These features indicate that a Carlin-style gold system is present at Red Hill.

In late 2006, Barrick offset BRH-013 with two inclined holes, BRH-014 and BRH-015. These holes were drilled from the BRH-013 site. Both holes tested the lower-plate stratigraphy that hosts the BRH-013 gold intercept. The inclined holes intersected the target horizon approximately 230 feet east-northeast (BRH-014) and 315 feet southwest (BRH-015) from the BRH-013 intercept. Although neither of the two offset holes intersected significant gold mineralization, both holes are locally anomalous in Carlin-style pathfinder trace elements.  Silicification and clay alteration occur in both holes and dikes occur in BRH-014. Due to down hole deviations in the angle holes, drill hole pierce points are aligned along a northeasterly trend such that stratigraphic and mineralization geometries in BRH-013 could not be defined. Mineralization in BRH-013 is open in a northwest - southeast direction.

Based on their experience in Nevada's Carlin and Cortez Gold Trends, Miranda's senior geologic staff believe the gold intercept in BRH-013 signifies the presence of a new Carlin-style gold system and that extensive drilling will be required to define the geometry and size of the system.

In late 2007 Barrick completed 11,765 feet of reverse-circulation drilling in six vertical holes. Two holes (BRH-016 and BRH-021) were completed offsetting BRH-013. Two additional drill holes at West Pediment, BRH-017 and BRH-017A, ended prematurely in limestone voids / karsting before testing the intended targets. Two holes (BRH-023 and BRH-024) tested gravity gradients and projected splays of the Long fault at the East Pediment prospect.

From drill hole BRH-013, BRH-016 was drilled 650 feet to the north and BRH-021 was drilled 720 feet to the northwest. The holes intersected intervals of variably decalcified, silicified and weakly oxidized lower plate limestone and sulfidized igneous dikes similar to those intersected in the BRH-013 gold-bearing interval. Gold mineralization was limited to 10 feet of 0.081 oz Au/t from 2,125 to 2,135 feet in BRH-021.

At the East Pediment prospect two drill holes, BRH-023 and BRH-024, tested pediment-covered targets outboard from a series of historic antimony prospects. The holes were located based on three criteria: 1) prospect pits exposing strong decalcification, silicification, antimony mineralization and anomalous gold mineralization in lower plate limestone; 2) gravity data that identified structural features beneath shallow pediment cover, and 3) projected splays of the Long fault. The holes intersected similar geology: a thin veneer of alluvium, upper plate siliciclastic rocks and a fault gap that removed the targeted lower plate limestone. Anomalous gold was restricted to 5 to 10 feet zones. Exploration opportunities remain near the historic antimony prospects.

In 2008, Barrick completed 5,110 feet of drilling in two vertical reverse-circulation holes (BRH-025 and BRH-026) at the West Pediment prospect. No significant gold values were intersected in either drill hole. Barrick terminated the funding agreement in October 2008 after expending more than US$1,300,000.

NuLegacy optioned Miranda’s Red Hill and Coal Canyon properties and went on to acquire two additional properties that now encompasses approximately 45 square miles (28,800 acres) of mining claims into NuLegacy’s "Red Hill Prospect".

NuLegacy reported that as of September 30, 2010, they had incurred exploration expenditures of $248,804 (inclusive of property maintenance costs of $45,258) on the Company’s Red Hill property including geologic interpretation of existing data and a CSAMT geophysical survey, along with an IP/Resistivity survey, completed in January and February 2010 designed to identify drill targets for NuLegacy’s next phase of exploration.

By the end of 2010 NuLegacy completed four reverse-circulation holes in Miranda's Red Hill property spaced more than 3,280 feet apart and totaling 4,920 feet (RHM10-001 to RHM10-004). Three holes in the program tested a large 7,380 feet by 3,300 feet to 9,900 feet CSAMT/IP/Resistivity geophysical anomaly that was interpreted to represent carbonaceous material and pyrite.  Drill holes RHM10-001 and RHM10-002 show highly anomalous gold values in silty limestone with carbon alteration, disseminated pyrite and elevated trace elements, confirming the interpretation. This geologic setting is characteristic of many Carlin-style gold systems.  A fourth hole, which intersected 69 feet of anomalous gold very near the surface, tested a gold in soil anomaly 4,500 feet west of the geophysical anomaly.

NuLegacy drilled eight holes totaling 10,180 feet in 2011 at Miranda’s Red Hill project (RHM10-005 to RHM10-012).  All eight drill holes in Red Hill concentrated on the east-northeast trending Long fault and were designed to test the contact between the Long fault structural zone and the Horse Canyon Formation and the associated IP geophysical anomaly. Results continue to show anomalous mineralization that may be part of a larger Carlin-style gold system on the property.  Surface mapping and geochemical sampling, together with district-scale analysis of previous operator’s results; have affirmed additional targets on the Red Hill project.

NuLegacy began a deep penetration IP survey in December 2011, after which they will complete a detailed synthesis of all data, including cross-sections, to design additional drilling tentatively planned for the spring of 2012. Several deep holes are planned to off-set BRH-013.

Rock formations and mineralization

Two distinct sedimentary rock packages occur on the property. They include:

·
Upper plate, siliceous sedimentary rocks of the Vinini and Valmy Formations. Chert, mudstone and greenstone are typical rock types. These rocks are covered by pediment gravels in the northern and eastern portions of the property. Siliceous rocks are generally poor hosts for large, sediment-hosted gold deposits.

·
Lower-plate, Silurian to Devonian age carbonate rocks dominated by silty to muddy limestone, fossiliferous limestone, siltstone and lesser chert. These rocks are included in the Horse Mountain, Devils Gate, Denay and McColley Canyon Formations. At Red Hill, lower plate carbonate rocks crop out in the mountains and are present beneath pediment gravel/upper plate rocks to the north and east. Carbonate rocks are the preferred host for multi-million ounce gold deposits along the Cortez and Carlin Gold Trends.

The upper and lower plate rock packages are separated by a low angle, regional fault known as the Roberts Mountains thrust. Erosion of the upper plate rocks created "windows" that expose favorable lower plate carbonate rocks. At Red Hill, the JD Window is one of five unique carbonate windows along a 35 mile, west northwest-striking corridor through the Shoshone, Cortez and Simpson Park mountain ranges. The alignment of carbonate windows coincides with the Cortez Gold Trend.

Lower and upper plate rocks are complicated by numerous high-angle east-northeast, northwest, northeast and north-south striking faults and northwest-striking folds. These structural features provide pathways for hydrothermal alteration and metals. Historic drilling in this area did not systematically test favorable rocks of the Denay/Red Hills member and McColley Canyon Formation.

Red Canyon Project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Canyon project consists of 254 unpatented lode mining claims covering 8.2 square miles along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

On November 18, 2003, Miranda entered into a 20-year mining lease for the Red Canyon property with Red Canyon Corporation with a sliding NSR royalty, for consideration payable in stages over 20 years, of US$1,600,000 and the issuance of 75,000 share purchase warrants (issued).  If all commitments are met, the property can be purchased for $1,000, subject to a retained royalty.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce.  Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Funding partner agreements

From October 13, 2004, until April 10, 2006, Newmont held the property under an exploration agreement with an option to form a joint venture. Newmont paid Miranda US$30,000 at the time of signing the agreement and Newmont incurred US$454,603 in exploration expenditures prior to terminating the option.

From July 12, 2006, until March 4, 2008, Romarco held the property under an option to joint venture agreement. During the term of the agreement Romarco issued the Company 250,000 common shares of Romarco and expended in excess of US$500,000 in exploration funding on the project.

On August 1, 2008, the Company signed a definitive agreement with Montezuma superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property.  Montezuma may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period.  The first year funding of expenditures, exclusive of property holding costs, of US$500,000 is an obligation.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

Location and means of access to the property

Red Canyon is on the northwestern flank of the Roberts Mountains approximately 92 road miles southwest of Elko, Nevada on the Battle Mountain-Eureka Gold Trend.

History of previous operations and previous operators on the property

Previous exploration by Meridian, Tenneco, Great Basin, Hycroft and Kennecott focused on shallow, oxide gold targets at four separate prospects:  Ice, Gexa, Red and Sage.  Most of the historic drilling was less than 500 feet deep.  Only 14 holes reached depths greater than 1,000 feet.

Kennecott completed KR-001, a 2,500 foot vertical hole drilled at the Ice Prospect, to follow up on surface gold mineralization, in the footwall of the northwest-striking Wall fault.  The hole intersected 95 feet of 0.117 oz Au/t from 20 feet to 115 feet in silty carbonate rocks above massive dolomite of the Lone Mountain Formation. Additional drilling in the vicinity of KR-001 intersected disseminated gold including:

KR-001	95 feet of 0.117 oz Au/t from 20 feet to 115 feet

M-9	60 feet of 0.033 oz Au/t from 200 to 260 feet and 40 feet of 0.050 oz Au/t from 320 to 360 feet

RED-96-11	50 feet of 0.030 oz Au/t from 380 to 430 feet

RED-96-06	50 feet of 0.014 oz Au/t from 150 to 200 feet

These holes define a northeast-striking zone of gold mineralization that remains open along strike.

Exploration work completed by Miranda and its funding partners on the property

In 2005, Newmont completed geologic mapping, reinterpretation of geophysical data, 3-D modeling and a gas geochemical survey, followed by 13,115 feet of reverse-circulation drilling in 11 holes. The Company was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to terminate the agreement.

Romarco completed 6,070 feet of reverse-circulation drilling in eight holes in late 2007.  The holes were selected to drill test several disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  Results include 85 feet of 0.046 oz Au/t in drill hole ROM07-01 from 15 to 100 feet at the Ice Prospect. In plan, five drill holes at the Ice Prospect roughly outline a 195 foot by 820 foot zone of gold mineralization that remains open along strike to the northeast.  The northeast exploration potential is supported by the five mineralized drill holes, surface rock chip sampling, structural contouring, gravity and geochemistry.

In 2008, Montezuma completed 1:2,000 geologic mapping over the northern half of the carbonate window; collected in excess of 2,000 soil samples; completed a property-wide airborne magnetic survey; and completed 13 CSAMT lines.

In 2009, Montezuma completed 2,295 feet of reverse-circulation drilling in three vertical holes east and northeast of the Ice Zone.  All holes intersected altered McColley Canyon Formation, beneath barren volcanic rocks or alluvium, and ended in the Lone Mountain dolomite but failed to detect gold values exceeding 0.01 oz Au/t.  Elevated arsenic, mercury, antimony and thallium are associated with zones of low-level gold.  Montezuma’s drilling indicates that a Carlin-style alteration system is present beneath barren volcanic rocks.    Elsewhere in the Cortez Trend the McColley Canyon Formation is a host rock for disseminated Carlin-style mineralization.

Montezuma then completed a three hole, 1,137 foot diamond drill program in November 2009, the first core drilling in over two decades of exploration. Drill holes MR09-05C and MR09-06C were drilled to depths of 151 feet and 178 feet respectively and ended in un-mineralized Lone Mountain dolomite.  Both MR09-05C and MR09-06C were collared immediately adjacent to KR-001 and were designed to verify historic drill assays of KR-001 and provide direct observation of alteration, structure and lithologic patterns in the gold-bearing host rocks.  Assays and geologic logs are available for KR-001, but no drill cuttings were preserved. Drill holes MR09-05C and MR09-06C were designed to follow-up known gold mineralization at Red Canyon’s Ice prospect and as such are not new discovery holes.  MR09-05C intersected 119 feet of 0.152 oz Au/t which verified the results in KR-001, but with 30% higher grade and 25% greater thickness. MR09-06C intersected 60 feet of 0.10 oz Au/t.  A third hole, MR09-04C, was drilled 1,445 feet east of KR-001 to a depth of 808 feet to test the McColley Canyon Formation, beneath a gold and arsenic soil anomaly, with no significant assays.

In 2010, Montezuma completed an eight hole reverse-circulation drill program totaling 11,260 feet in the Red Canyon prospect area.  Drill results included two mineralized zones in MR 10-01, a vertical hole 1,660 feet southeast of core hold MR09-05C.  MR 10-01, intersected 20 feet of 0.050 oz Au/t from 775 to 795 feet and 20 feet of 0.086 oz Au/t from 965 to 985 feet.  MR10-01 lies along the projection of mapped folds in an area cut by faults and dikes, all of which appear to be important in localizing gold mineralization at MR09-05C and the Ice Zone. The remaining seven drill holes, MR10-02 through MR10-08, did not intersect gold mineralization exceeding 0.01 oz Au/t.

During 2011, Montezuma completed 15 reverse circulation holes totaling 10,915 ft; the eight holes in their first phase of drilling completed in August (MAD News Release October 12, 2011), and the seven holes in their second phase drilling completed in October (MAD News Release December 8, 2011). The principal target for Montezuma's 2011 drill program was within the Ice target area and is a southeast-trending structural corridor 1,660 ft long that had not previously been drill tested by Montezuma.  As currently understood, the northwest end of the corridor is defined by core hole MR09-05C with 39 ft of 0.281 oz Au/t and the southeast end by reverse circulation hole MR10-01 with two 20 ft intercepts with 0.050 and 0.086 oz Au/t.  Thirteen of the 15 holes are in the Ice target corridor and the other two provide Montezuma's initial tests of the Juniper Gulch target area about 6,500 ft southeast of Ice. Results of Montezuma's 2011 drilling at Ice, along with their 2010 drilling and historic holes, now indicate two zones within the Ice target area that contain significant drill-indicated gold mineralization:  a northwestern zone that includes MR09-05C is about 700 x 400 ft, and a southeastern zone that includes MR10-01 is about 200 x 200 ft.  Both zones are open to expansion.

Rock formations and mineralization

The Red Canyon project is located on the Battle Mountain-Eureka Trend.

On a regional scale, the upper and lower plate rock packages are separated by a low angle, regional fault known as the Roberts Mountains thrust. At Red Canyon, uplift and erosion of the upper plate rocks created a "window" that exposes favorable carbonate host rocks. The "window" exposes strongly oxidized, decalcified, brecciated and silicified lower plate carbonate rocks over a three square mile area. Carbonate rocks at Red Canyon are age equivalent to rocks hosting the Cortez Hills and Pipeline gold deposits.

Four distinct rock packages occur on the project. They include:

·
Lower-plate, Silurian to Devonian age carbonate rocks dominated by silty to muddy limestone, calc-arenite, fossiliferous limestone, dolomite, siltstone and lesser chert. These rocks are included in the Horse Canyon, Devils Gate, Denay, McColley Canyon and Lone Mountain Formations. Lower plate carbonate rocks are the preferred host for multi-million ounce, sediment-hosted gold deposits along the Cortez and Carlin Gold Trends. Potential stratigraphic host horizons for disseminated gold occur in silty / debris flow units within the Denay and McColley Canyon, at the McColley Canyon-Lone Mountain contact, karst horizons in the Devils Gate, and in silty units of the Horse Canyon.

·	Upper plate, siliceous sedimentary rocks of the Vinini and Elder Formations. Chert, siltstone, mudstone and greenstone crop out in the western and southern portions of the project.

·	Tertiary volcanic rocks cover lower plate carbonate rocks in the central portion of the project.

·
Quaternary gravel / tuffaceous conglomerate deposits form a pediment in the northern third of the property. The pediment is a gently-north sloping surface away from the mountain range where the gravels cover carbonate rocks and potential exploration opportunities.

Geologic mapping illustrates chaotic bedding orientations and the periodicity of structural features at Red Canyon. The project is transected by southeast-plunging folds; and west northwest, northeast, northwest and east northeast-striking faults.

At the surface, hydrothermal alteration in the form of iron oxidation, decalcification, silicification, clay, and barite/stibnite occurrences are exposed over a three square mile area. In the subsurface, select drill holes contain oxidation that locally exceeds 1,000 feet in depth.

Alteration extends to the north under pediment and volcanic rock cover at the Ice prospect. Recent drilling by Montezuma indicates that a Carlin-style alteration system is present beneath barren volcanic rocks as evidenced by elevated arsenic, mercury, antimony and thallium associated with zones of low-level gold. Additional drilling for near-surface, oxide gold mineralization is recommended in this area.

TAZ project, Eureka County, Nevada

Nature of interest and terms of acquisition

In October 2009, Miranda staked 142 unpatented lode mining claims comprising the TAZ project on the southern end of the Battle Mountain-Eureka Trend covering approximately 4.6 square miles.

Funding partner agreements

On February 11, 2011, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor).  Under the terms of the agreement, TGL will have to make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year’s commitment of $400,000 an obligation.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional US$10,000,000 over 10 years at a rate of no less than $1,000,000 per year.

If TGL elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional US$10,000,000 within 10 years, but meets the first US$3,000,000 spending milestone, it shall be entitled to an NSR of 2%.

Location and means of access to the property

The TAZ project in the Roberts Mountains in Eureka County, Nevada approximately 26 miles northwest of the town of Eureka.

History of previous operations and previous operators on the property

Four companies previously explored for shallow oxide gold deposits on various portions of Miranda’s TAZ claims.  In 1996, BHP Minerals International drilled VC96-8 on the south end of the claim block.  This hole-includes 70 feet of 0.042 oz Au/t from 215 to 285 feet within a 135 foot zone of 0.025 oz Au/t from 215 to 350 feet.  The drill hole ended at a depth of 350 feet with the last five-foot sample returning 0.005 oz Au/t within Devils Gate Limestone. The BHP drill hole was too shallow to have tested the more favorable carbonate host units in the stratigraphic section beneath the Devils Gate Limestone.

Exploration work completed by Miranda and its funding partners on the property

In 2011, Navaho completed a 315 station gravity survey across the entire property and collected 269 soil samples on a 50 x 200 meter grid.

Navaho began a vertical core hole on September 21, 2011, and ended the hole at 2,400 feet in early November. The hole was designed to offset VC96-08 which ended in anomalous mineralization and has never been offset. Previous exploration at TAZ focused on shallow, oxide, gold mineralization and the BHP drill hole is considered too shallow to have adequately tested the most favorable host units lower in the carbonate section.

Rock formations and mineralization

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

The Nevada projects described in detail above are all in funding agreements and have all had work programs in fiscal year 2011.

In addition to these projects, as at November 30, 2011, Miranda is seeking funding partners to continue exploration programs to advance the East Spruce, Fuse, Hog, Iron Point, PPM, Redlich and Rook projects in Nevada.

East Spruce, Elko County, Nevada

In December 2010, Miranda staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada. The project is located approximately 38 miles southeast of Wells, Nevada and covers approximately 2 square miles. Regional aeromagnetic data suggest that the East Spruce Project lies on the margin of a large buried intrusion that is part of a northeast alignment of intrusive rocks that extends 90 miles from the Bald Mountain Mining District, located to the southwest, through the new Pequop (Long Canyon) Mining District to the northeast and farther northeast to the Tecoma (gold) District. Internal ore controls to deposits on this trend are also oriented northeast. Miranda plans to advance the project and surrounding area with additional sampling and mapping to further understand a northeast-trending gold-bearing system that covers an area of 2.5 miles long and 0.75 miles wide.

Fuse, Eureka County, Nevada

The Fuse property represents an exploration play with the potential of discovering a Carlin-style deposit under the pediment in Pine Valley.  The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several Carlin-style mine complexes.

The Company reduced its land position on September 1, 2009, retaining only the core Fuse claims.

Barrick completed the only drill hole on Fuse in late 2006.  Bedrock was intersected at 760 feet and the hole ended in upper plate siliciclastic rocks at 1,860 feet.  Significant gold was not intersected. Miranda feels the gravity highs and mercury anomaly were not tested by this drill hole and has kept a core position.

HOG Property, Eureka County, Nevada

During the spring of 2010, the Company staked thirty-nine contiguous claims located approximately 2,000 feet northeast of Miranda’s Red Canyon Project.  Seventeen of these claims are within the Red Canyon Project area of interest, and have been included in the lease option agreement with Red Canyon Corporation, the underlying owner, and in the exploration agreement with Montezuma, Miranda’s exploration funding partner at Red Canyon. The remaining twenty-one claims are held by Miranda and comprise the HOG property.

Miranda has identified silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment.

Miranda plans to advance the project and identify targets by mapping and sampling the bedrock portion of the claims, and by fault and lineament projection into the pediment.

Iron Point, Humboldt County, Nevada

The Iron Point project is made up of 322 unpatented lode mining claims along the Battle Mountain-Eureka Gold Trend in Humboldt County, Nevada. The project is located at the intersection of the Battle Mountain-Eureka and Getchell gold trends. Miranda assembled a land package on the intersection of these trends, through staking and a simple lease. Major open pit and underground gold mines, within a 25 mile radius of Iron Point, contain more than 40 million ounces of gold. Miranda infers that additional gold discoveries are likely to be made in this region.

The Iron Point District has been explored for a variety of metals by other operators.

In 2008, three reverse-circulation drill holes, MIP-1 through MIP-3, totaling 3,990 feet were completed to test structural, mercury soil gas and rock/soil geochemical targets for a disseminated gold system with no significant gold mineralization intersected.   Miranda geologists have identified a variety of porphyry-related geochemical and structural targets not yet tested by historic drilling.

PPM, Humboldt County, Nevada

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

Redlich Property, Esmeralda County, Nevada

The Redlich project consists of 113 unpatented lode mining claims covering 3.6 square miles in Esmeralda County, Nevada.  Redlich is located on the eastern flank of the Candelaria Hills approximately 52 miles west of Tonopah, Nevada. Road access is excellent as the project is bisected by US Highway 95.  Redlich is within the Walker Lane mineral belt, a northwest-striking structural corridor of volcanic-hosted gold and silver deposits.

Two styles of low-sulfidation, epithermal gold mineralization occur on the property: high-grade quartz "bonanza" veins; and volcanic-hosted, disseminated mineralization.

Previous exploration was conducted by Inspiration, FMC and Cordex.  From 2004 to 2008, Miranda’s partner, Newcrest, completed 40,568 feet of drilling in 61 reverse-circulation and 2 diamond drill holes at Redlich.  Drilling was focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz-stockwork-hosted gold surrounding the high grade veins.  Extensive geologic mapping and a ground magnetic geophysical survey were also completed.

Subsequent to Newcrest terminating the agreement, Miranda contracted Mine Development Associates, Inc. (“MDA”) to review drill and assay data collected during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views.  The intent of the review was to assess potential continuity of higher-grade mineralization and to model the epithermal vein system present on the property.  On March 20, 2008, MDA stated in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property. Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   MDA’s identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs.

Rook project, Eureka County, Nevada

In March 2011, Miranda staked 87 claims, comprising the Rook Project in the East Roberts Mountains in Eureka County, Nevada about 33 miles northwest of the town of Eureka.  The Rook property lies in the southern extension of the Battle Mountain-Eureka Trend and covers an area of approximately 2.8 square miles. The Rook property is within the eastern margin of a lower plate Devonian limestone window exposing the Devils Gate Limestone and the Denay Formation through the Roberts Mountain Thrust. Denay equivalent limestone is a host for sediment-hosted gold deposits within the Cortez and larger Battle Mountain-Eureka Trends. The Rook project has favorable host rocks, alteration, geochemistry, nearby drill results with significant mineralization, and small surface gold resources nearby, all consistent with large sediment-hosted gold systems in the Battle Mountain Eureka Trend. Miranda plans to do additional mapping and surface sampling on Rook to identify drill targets.

MIRANDA’S ALASKA PROPERTY

The following summary table identifies the nature of our ownership or interest in the Alaska property, describes our interest in the properties, describes the type, names, number, unique identifying numbers and the approximate size in acres of each of the projects.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	Serial #s	Acres (approx)	JV Agreement

Ester Dome	Range Minerals Inc	20-year lease	Alaska Lease	Several	171	Alaska Claims	8,832	Agnico-Eagle (USA) Limited
Ester Dome	Miranda	n/a	Staked June 28, 2010	AC	10	Alaska Claims		Agnico-Eagle (USA) Limited

The following is a location map of our property in Alaska.

Ester Dome project, Fairbanks Mining District, Alaska

Nature of interest and terms of acquisition

On October 29, 2009, the Company leased 171 Alaska state mining claims from Range comprising the Ester Dome project in the Fairbanks Mining District that covers approximately 13.8 square miles.  The Company subsequently staked 10 additional claims.

To maintain the lease with Range, Miranda will pay annual escalating Advance Royalty payments, incur minimum work commitments, be subject to a gold price indexed NSR royalty, and Miranda has now issued a total of 300,000 share purchase warrants to Range.

Funding partner agreements

On October 1, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Agnico and Agnico paid the Company US$70,385 as reimbursement for Alaska claim maintenance fees, filing costs, and the underlying Range lease.  In addition, as at August 31, 2011, Agnico owed the Company US$30,000 which was paid subsequently.

Agnico may earn a 51% interest in Ester Dome by expending US$4,000,000 over five years after which they shall have the option and right to earn an additional 19% interest in the project for a total of 70% interest by either funding 100% of exploration costs required to complete a bankable feasibility study within five years after earning the first 51% interest at a rate of US$1,000,000 per year or by spending an additional US$10,000,000 within 10 years.  Agnico met its first year funding obligation of US$500,000.

Location and means of access to the property

The Ester Dome project is located approximately 5 miles from Fairbanks.

History of previous operations and previous operators on the property

The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold.  Internet sources (http://alaskaproducers.org/history-of-mining-in-alaska?showall=1) list historic placer and lode production of the Fairbanks District as 11.8 million ounces of gold. Over 3 million ounces of alluvial gold were reportedly mined on the flanks of Ester Dome and the Ester Dome project covers the majority of the upland source area for these 3 million ounces.  On the property, reported historic drilling returned a high-grade gold intercept with 19.7 feet of 2.7 oz Au/t justifying step-out drilling with little advance work required.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration (“PDX”) for a nine-month period in 1998.  PDX attempted to delineate a plus-one-million ounce resource within the nine-month period and drilled 14,620 feet in 21 core and 10 reverse-circulation drill holes.  Reported highlights of that drilling are given:

·	The best PDX hole (98EDC018) intersected 19.7 feet of 2.7 oz Au/t from 360.9 to 380.6 feet;

·	Seven holes proximal to 98EDC018 had intersections that averaged 6.4 feet of 0.081 oz Au/t; and

·
The last hole drilled by PDX (98EDC031) was a 500 feet step-out from their area of focused drilling and intersected 10 feet of 0.513 oz Au/t at 673 feet. This hole was not followed up with additional drilling.

Over 12,000 historical surface soil and rock samples provide multiple undrilled gold anomalies on the property; several surface gold anomalies are on the scale of 0.6 to 1.2 miles long and 660 to 1,640 feet wide, including an anomaly that extends 1.2 miles from the significant PDX drill hole intercepts.

A large VLF (VLF surveys use very low frequency sound to measure resistivity and conductivity of lithology) geophysical grid included in the property database appears to correlate well with inferred structures and will contribute to resolving and testing structural controls to mineralization.

The PDX final report recommends several targets for additional drilling that were not tested.

Exploration work completed by Miranda and its funding partners on the property

Miranda’s work on Ester Dome in 2010 consisted primarily of limited reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm, delineate and tighten the spacing of an irregularly sampled and undrilled soil anomaly previously identified by PDX.  The soil anomaly has dimensions of approximately 6,000 feet by approximately 1,200 feet.  This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5 square miles. Small alluvial gold workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

Agnico began a core drill program in mid September 2011.  They completed six holes totaling 4,224 feet.  Drilling tested an approximately 5,900 foot long by 590 to 1,640 foot wide northwest trending soil anomaly associated with a cluster of intrusive plugs and dikes cutting quartzite and schist. The soil anomaly is defined by a 20 ppb Au contour and contains surface values in soils from non-detectable to 0.029 oz Au/t. Assays received from rock samples in the area range from non-detectable to 0.534 oz Au/t.  Stockwork quartz veining has been observed in drill road cuts. Small placer gold workings are located in a drainage immediately down slope from the soils anomaly.

Rock formations and mineralization

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

MIRANDA’S COLOMBIA PROPERTIES

Miranda’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Nevada and Alaska by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

The following summary table identifies the nature of our ownership or interest in the Colombia properties, describes our interest in the properties, describes the type,  names, number, unique identifying numbers and the approximate size in acres of each of the projects.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	Serial #s	Acres (approx)	JV Agreement
PAVO REAL	ExpoGold Concession to MAD III		Colombian Ingeominas Concession	Pavo Real	2 concessions	IHT-10542X, IHT-10541	603	Red Eagle Mining Corporation
Cajamarca	ExpoGold Concession to MAD IV		Colombian Ingeominas Concession	Cajamarca & Fresno	3 concessions	JG2-11161, JBT-15041, JHT-15130	24,384	Red Eagle Mining Corporation

The following is a location map of our properties in Colombia.

Association Agreement

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the “Association Agreement”) by and among ExpoGold, the Company, and the Company’s subsidiary MAD II and the Colombian branch of MAD II.

During the year ended August 31, 2010, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares to ExpoGold for a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company executed option agreements on the Pavo Real, Cajamarca and Fresno projects as discussed below.  The Company also optioned the Santander, Ibague and Anori projects and returned them to ExpoGold prior to the first year anniversary payments becoming due.

Pavo Real, Tolima Department, Colombia

Nature of interest and terms of acquisition

The Pavo Real project covers approximately 4,000 hectares and is located in the Tolima Department of Colombia.

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and a wholly owned subsidiary MAD III; and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and the Company issued 100,000 common shares to ExpoGold.  To maintain the Pavo Option, over the next five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

Funding partner agreements

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  The activities of MAD III are governed by the SA.  To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within four years.  These funds will be used to fund exploration work at the Pavo Real project.  Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  If at the time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of MAD III to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Option.  Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo Option.

Location and means of access to the property

Pavo Real lies within the department of Tolima 2.5 miles from the town of Rovira and 12.4 miles south of the city of Ibague. The Pavo Real project is easily accessed by road with manpower, water and power readily available.

History of previous operations and previous operators on the property

Exploration work on Pavo Real is limited to the surface soil and rock sampling described. No drilling has been conducted on the Pavo Real property. Limited artisan mining is active on the property.

Exploration work completed by Miranda and its funding partners on the property

In preparation to drilling and in order to define the initial drill targets the following work was completed by Red Eagle:

·	Detailed structural and geological mapping on surface and in historic underground workings;
·	Trenching;
·	Collection and analysis of 1,040 rock samples;
·	Aerial magnetic and radiometric (potassic alteration) surveys; and
·	Petrographic thin section study.

All preparation for drilling has been completed, including construction of drill pads, obtaining a water supply, storage facilities, permits, and surface rights access.

Strong radiometric anomalies inferred as potassic alteration zones coincide with mapped structures, historic workings and samples with anomalous grades of gold.  Of the 1,040 rock samples taken on the property, 540 rock samples assayed over 0.003 oz Au/t, averaging 0.12 oz Au/t.  Highlights of surface sampling include 135 feet of 0.043 oz Au in the La Virgin target area.

This initial drill program began in the first week of November 2011 and will consist of eight core holes that will be drilled at angles of 45 degrees for a total of 16,400 feet of drilling. A drill plan is available on Miranda’s website at www.mirandagold.com. Geologic targets include broad zones of mineralized quartz veins and veinlets, and mineralized dikes and breccias.

Rock formations and mineralization

Geology comprises a stratigraphic sequence of Lower Triassic red bed siltstones, fine-grained arenites, conglomerates and breccias (Luisa formation) overlain by Upper Triassic limestones with intercalated claystones, siltstones, calcareous shales and arentites (Payande formation) overlain by Upper Triassic to Lower Jurassic tuffs, agglomerates and lavas occasionally intercalated with red bed lithic arenites and siltstones (Saldana formation). The stratigraphic sequence is cut by granodiorites of the Jurassic Ibague batholith and associated minor intrusions. Gold mineralization at Pavo Real is hosted in sandstones, breccias and conglomerates with high fracture and vein density.

Cajamarca, within the departments of Tolima and Quindio, Colombia

Nature of interest and terms of acquisition

The Cajamarca and Fresno projects together cover a total of 38.1 square miles and lie within the departments of Tolima and Quindio.

On December 10, 2010, the Company executed three option agreements (collectively the “Cajamarca Option”) by and among ExpoGold, the Company, and the Company’s subsidiary MAD IV; and the Colombian branch of MAD IV to acquire the Cajamarca, Fresno and Ibague mining interests.  The terms of the Cajamarca Option were agreed to in the Association Agreement.

On signing the Cajamarca Option, MAD IV paid ExpoGold a total of US$30,000 and the Company issued a total of 30,000 common shares to ExpoGold.  Since the Ibague option agreement was terminated prior to the first anniversary payment becoming due, to maintain the Cajamarca Option, over the next five year anniversary dates, a total of US$400,000 additional cash payments and a further 580,000 common shares of the Company will be issued.  Annual payments of US$120,000 plus the issue of 200,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent on either of the two properties.  MAD IV will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more. Additional payments will be owed by MAD III at various milestones as the steps to production progress.

Funding partner agreements

On August 12, 2011, the Company entered into a SPA and SA with Red Eagle. The SPA and SA agreements became effective on September 19, 2011.  Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle.  The activities of MAD IV are governed by the SA.

To maintain its 51% shareholding in MAD IV, effectively representing a 51% interest in the Cajamarca Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD IV within the next five years (the “First Contribution”). These funds will be used to fund exploration work at the Cajamarca project.  If Red Eagle fails to make the First Contribution within the stated time period, Red Eagle will forfeit all of its shares of MAD IV to Miranda.

On completion of the First Contribution, Red Eagle will have the right and option for 180 days to further fund MAD IV at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Cajamarca project within eight years or contribute a minimum of US$10,000,000 within 10 years (the “Second Contribution”).

If Red Eagle fails to make the Second Contribution within the stated time period, Red Eagle will retain only 51 of the shares of MAD IV, but forfeit the remaining 19 of its shares of MAD IV to Miranda.

Location and means of access to the property

The Cajamarca and Fresno projects lie within the departments of Tolima and Quindio.  The projects are located 31 miles west of the city of Ibague and 9 miles west of the city of Mariquita respectively. The Cajamarca projects are easily accessed by road with manpower, water and power readily available.

History of previous operations and previous operators on the property

Regional-scale public-domain geochemical data indicates several gold, lead, mercury and copper anomalies in an around the northern Cajamarca applications.

Exploration work completed by Miranda and its funding partners on the property

Exploration work has thus far focused on the southern half of the northern Cajamarca applications and has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program.

Rock formations and mineralization

The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks.  Locally, the stocks are both hydrothermally and tectonically altered.

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

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada, Alaska and Colombia.

Results of Operations for the year ended August 31, 2011, 2010 and 2009

The Company incurred a loss of $3,660,340 (2010 - $3,130,831; 2009 - $2,336,961) and a comprehensive loss of $3,595,976 for the year ended August 31, 2011 (2010 - $3,195,756; 2009 - $2,267,022).

Expenses for the year ending August 31, 2011 were $3,573,270 (2010 - $3,252,355; 2009 - $2,403,329).

Significant differences between the years follow:

Investor relations, travel and business promotion combined to $327,543 for the year ended August 31, 2011 (2010 - $363,396; 2009 - $337,637).  The investor relations programs in fiscal 2011 included attendance at six conferences, newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.

The Company allocates a portion of salaries and consulting fees to exploration projects on the basis of direct time spent and is included in property exploration costs.  The portion of salaries and consulting fees for joint venture management and administration are included in expenses and combined to $889,487 for the year ending August 31, 2011 (2010 - $972,653; 2009 - $960,396).   The Company’s President is based in Reno and the Company has four additional full time employees based in our exploration office in Elko, Nevada and until February 2011, had one full time investor relations manager in Vancouver.

Office rent, telephone, secretarial and sundry costs for the year ended August 31, 2011 were $190,850 (2010 - $207,395; 2009 - $158,042).  The increase in 2010 was partially due to the setting up our branch offices in Colombia.  These costs are expected to continue at these levels into the future.

Professional fees, which include audit, tax preparation and legal fees, are reduced for the year ended August 31, 2011 over the 2010 year to $80,398 (2010 - $253,043; 2009 - $74,004).  In fiscal 2010 legal fees were incurred to establish the Colombia subsidiaries, the Association Agreement with ExpoGold, the Pavo Real option agreement and the share purchase and shareholder agreement with Red Eagle.  In addition accounting and audit fees for each of the Colombian branch offices have also increased this expense category.

Property exploration costs in the year ended August 31, 2011 were $1,350,487 net of recoveries from funding partners of $605,803 (2010 - $1,160,054 net of $376,810; 2009 - $469,110 net of $318,005). The portion of salaries and consulting fees included in property exploration costs combined to $872,574 for the year ending August 31, 2011 (2010 - $688,140; 2009 - $243,424).   Mineral exploration costs are expensed until such time as economically recoverable reserves have been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s partners on certain properties for which it was paid a management fee based on a percentage of eligible expenditures.  The Company earned $3,123 in the year ended August 31, 2011 (2010 - $nil; 2009 - $16,920). During the 2009 and 2010 fiscal year, the Company had inadvertently charged management fees on certain ineligible expenses that were clawed back in the 2010 fiscal year causing the $nil management fee in the 2010 fiscal year.  The components of property exploration costs are detailed in note 10 of the financial statements.

The non-cash stock based compensation expense for stock options vested during the year was $556,703 in the year ended August 31, 2011 (2010 - $174,832; 2009 - $537,550).   The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options.

Mineral property option payments received are first credited to the individual project’s capitalized mineral property costs before any remaining portion is recognized as income.  In the year ended August 31, 2011, the Company recognized $40,914 as mineral property income (2010 - $59,028; 2009 - $238,837).

In fiscal year 2011, the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Anori and Santander projects in Colombia. In addition and subsequent to entering into an agreement with the Company on the Cajamarca property package, Red Eagle terminated the Ibague project and the Company wrote off $206,929 (2010 - $27,580; 2009 - $169,210) of mineral property costs for all three projects.

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

The Company conducted an exclusive private placement, which closed on November 3, 2010, raising $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit (the “Unit”) with a corporation controlled by Paul van Eeden who is now a director of Miranda.  Each Unit consisted of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement, and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the cost to earn an interest in the project.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2011 $	May 31 2011 $	Feb 28 2011 $	Nov 30 2010 $	August 31 2010 $	May 31 2010 $	Feb 28 2010 $	Nov 30 2009 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(731,123)	(886,279)	(708,599)	(1,334,339)	(1,030,134)	(759,806)	(650,518)	(690,373)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)

Miranda began the fourth quarter of the 2011 fiscal year with cash of $8,433,926.   During the three months ended August 31, 2011, the Company expended $776,304 on operating activities and expended $20,959 on investing activities to end on August 31, 2011, with $7,636,663 in cash.

Miranda began the 2011 fiscal year with cash of $10,298,439.   During the year ended August 31, 2011, the Company expended $3,076,243 on operating activities and $209,212 on investing activities and raised $623,679 on financing activities to end on August 31, 2011, with $7,636,663 in cash.

As at November 30, 2011, there were 7,022,000 stock options outstanding pursuant to the 2006 Plan none of which were “in-the-money” (TSX.V closing price November 30, 2011 was $0.33).  In addition, as at November 30, 2011, there were 6,886,492 share purchase warrants none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding August 31, 2011	52,849,452	6,886,492	5,157,000
Stock options granted	-	-	1,865,000
Shares issued pursuant to mineral property agreements	40,000	-	-
Share purchase warrants issued pursuant to mineral property agareement	-	100,000	-
Share purchase warrants expired unexercised	-	(100,000)	-
Outstanding at the date of this Annual Report	52,889,452	6,886,492	7,022,000

The Company has sufficient cash to meet its obligations as they come due.

C.                      Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                      Trend Information

Trends that are considered by Miranda to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a mineral resource exploration company, the interest in Miranda’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature.  If the global demand for gold decreases and gold prices decrease, it could adversely impair Miranda’s ability to raise financing and advance the exploration of our mineral properties.

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact other than our ability to raise additional equity capital on terms that are acceptable to the Company.  The Company currently defers its mineral property acquisition costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

E.                      Off-Balance Sheet Arrangements

Miranda does not have any off-balance sheet arrangements.

F.                      Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2011:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

G.           Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Miranda to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                      Directors and Senior Management

The following table lists as of August 31, 2011, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham	Director, President and CEO	November 7, 2003, President of Miranda U.S.A. Inc. and on February 9, 2004, as President and Chief Executive Officer of Miranda
Steven Ristorcelli 1, 2	Director	February 20, 1995, and until July 29, 2003, Corporate Secretary of Miranda
G. Ross McDonald1	Director	August 9, 2006
James Cragg 2, 3	Director	December 13, 2004
Ian Slater1	Director	December 10, 2007
Paul van Eeden3	Director	September 26, 2010
Doris Meyer	Chief Financial Officer and since June 1, 2006 Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003
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

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has over thirty-five years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration.  Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham is a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company, and is a Director of Oremin Metal, Ltd, a private company.

Steven Ristorcelli

Steven Ristorcelli is a director of Miranda and has served in this capacity since 1995.  Mr. Ristorcelli brings over thirty years of geological, advanced stage exploration and development and mining experience to the Board.  He has been Principal Geologist with Mine Development Associates of Reno, Nevada, for eighteen years where he specializes in resource modeling, audits and evaluations.  His work as a consultant takes him throughout North America, South America, Europe and Africa.  He is also a director of Esperanza Resources Corp. Mr. Ristorcelli is an independent director.

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is a retired chartered accountant and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Bravada Gold Corporation., Constantine Metal Resources Ltd., Wesgold Minerals Inc., and Fjordland Exploration Inc. all publicly traded mineral exploration companies.  Mr. McDonald is an independent director.

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

Ian Slater

Ian Slater is a director of Miranda and has served in this capacity since December 10, 2007.  Mr. Slater was recommended to Miranda by the Lundin Group of companies following a 2008 financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, participated in an equity financing with Miranda.  Mr. Slater has been involved in the gold mining industry for twenty years and was a former partner with Ernst & Young where he led their mining practice.  Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies.  Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.  Mr. Slater is a director of IBC Advanced Alloys Corp., Slater Mining Corporation and Red Eagle Mining Corporation, all publicly traded companies.  Mr. Slater is an independent director.

Paul van Eeden

Paul van Eeden is a director of Miranda and has served in this capacity since September 26, 2010.  He is also the President of Cranberry Capital Inc., a private Canadian holding company.  Mr. Van Eeden began his career in the financial and resource sectors as a stockbroker with Rick Rule’s Global Resource Investments Ltd. in 1996 and has been active in financing mineral exploration companies and analyzing markets ever since.  Mr. Van Eeden is a director of Evrim Resources Corp. a publicly traded mineral company.   Mr. Van Eeden is an independent director.

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

Joseph Hebert

Joe Hebert, B.S. Geo., is Vice President Exploration.  Mr. Hebert brings more than twenty-seven years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. More than twenty of these years have been focused in Nevada.  Prior to joining Miranda in 2003, Mr. Hebert had been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada.  He was a member of the exploration team that discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest.  Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

B.                      Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda.  In the fiscal year ended August 31, 2011, Miranda paid $32,129 in director fees.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda does, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2011.

Name	Date of grant	Options granted	Exercise price	Expiry date
James F. Cragg	Sept. 26, 2010	95,000	$0.56	Sept. 26, 2015
G. Ross McDonald	Sept. 26, 2010	115,000	$0.56	Sept. 26, 2015
Steven Ristorcelli	Sept. 26, 2010	100,000	$0.56	Sept. 26, 2015
Ian Slater	Sept. 26, 2010	90,000	$0.56	Sept. 26, 2015
Paul van Eeden	Sept. 26, 2010	75,000	$0.56	Sept. 26, 2015

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2011.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2011	$190,425	$29,677	Nil	400,000	Nil
Doris A. Meyer (2) Chief Financial Officer/Corporate Secretary	2011	$Nil	Nil	$108,938	175,000	Nil
(1)
During the financial year ended August 31, 2011, Mr. Cunningham was paid US$192,500 in salary and a one-time performance bonus of US$30,000 for a total of US$222,500, the approximate Canadian dollar equivalent of $220,012 using an average exchange rate for the financial year of $0.99.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)	Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently (April 1, 2011) at the rate of US$192,500, to be reviewed annually between Mr. Cunningham and Miranda.  On April 24, 2011, the board of directors authorized the payment of a US$30,000 performance bonus to Mr. Cunningham in recognition of his extraordinary contribution over the past year.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

On April 1, 2011,  Miranda renewed a consulting agreement with Doris Meyer and her wholly owned company, Golden Oak Corporate Services Ltd., (the “Meyer Agreement”) in connection with provision by Ms. Meyer of her services as the Chief Financial Officer and Corporate Secretary of Miranda and the provision as an independent contractor by Golden Oak Corporate Services Ltd. (“Golden Oak”) to Miranda of accounting, financial, corporate and regulatory compliance services in consideration of an annual service fee of $114,450 plus applicable taxes and reimbursement of reasonable office costs and expenses and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak in furtherance of or in connection with the business of Miranda and its subsidiaries. The Meyer Agreement was for an initial term of one year and, unless terminated in accordance with its terms, is renewed annually.  The Meyer Agreement may be terminated by Miranda for cause without notice or without cause at any time upon ten days written notice of termination specifying the date of such termination, in which event Miranda shall pay to Golden Oak an amount equal to one-half of the service fee then payable under the Meyer Agreement and, upon such payment and reimbursement of any other amounts then due and owing, Golden Oak shall have no further recourse from Miranda.  The Meyer Agreement may be terminated by Golden Oak upon 60 days written notice to Miranda provided that Miranda may waive such notice, in which case Golden Oak’s services will terminate upon Miranda giving such waiver.  During the 60 day notice period, Golden Oak and Ms. Meyer will agree to perform their obligations to Miranda if Miranda requests such performance and will perform such obligations in the manner directed by Miranda.  On a defined change of control event and if Golden Oak terminates its services within 90 days following the event, or if Golden Oak’s services are terminated by Miranda without cause, Golden Oak will be entitled to be paid by Miranda one-half of the annual service fee in effect at the time of the change of control event.  The Meyer Agreement contains non-disclosure and non-solicitation provisions typical of an agreement of its nature.

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

Audit committee charter

Purpose of the committee

The purpose of the Audit Committee of the Board of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

·	the integrity, adequacy and timeliness of Miranda’s financial reporting and disclosure practices;
·	Miranda’s compliance with legal and regulatory requirements related to financial reporting; and
·	the independence and performance of Miranda’s independent auditor.

The Audit Committee shall also perform any other activities consistent with this Charter, Miranda’s articles and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee shall consist of at least three directors. Members of the Audit Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Audit Committee shall elect a Chairman from among their number. A majority of the members of the Audit Committee must not be officers or employees of Miranda or of an affiliate of Miranda.  The quorum for a meeting of the Audit Committee is a majority of the members who are not officers or employees of Miranda or of an affiliate of Miranda.  With the exception of the foregoing quorum requirement, the Audit Committee may determine its own procedures.

The Audit Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Canadian GAAP.  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with Canadian GAAP.

The Audit Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing Miranda’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for Miranda, and for reviewing and recommending the compensation of the independent auditor. The Audit Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee.

Authority and responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Audit Committee shall:

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

Mr. G. Ross McDonald is a Chartered Accountant and brings many years of experience in auditing public mining companies and is considered our financial expert.  Mr. McDonald recently retired from public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, B.C. Previously; Mr. McDonald was a sole practitioner, providing accounting, auditing and tax services to a number of Vancouver mining company clients over the past 30 years. Mr. McDonald is a member in good standing of the Institute of Chartered Accountants of BC.

Mr. Slater was formerly Managing Partner for Ernst & Young’s Canadian Mining Practice. A Chartered Accountant, he also spent six years as a partner for Arthur Andersen in Tashkent, Almaty and Moscow.  Mr. Slater is also considered a financial expert.

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

·
Reviewing and approving and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board (if any), the President, the Chief Executive Officer and other members of the senior management team;

·	Recommendation of salary guidelines to the Board;

·
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

·	Research and identification of trends in employment benefits; and

·	Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.

Corporate Governance and Nominating Committee

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are Jim Cragg and Paul van Eeden.  A Corporate Governance and Nominating Committee charter was adopted by the Board defining the primary function of the Committee as assisting the Board to fulfill its oversight responsibilities by:

·	Assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members;
·	Assessing and improving the Company’s governance practices;
·	Proposing new nominees for appointment to the Board; and
·	Orienting new Directors.

D.                      Employees

As of August 31, 2011, there are five full time employees in Nevada and three full time employees in Colombia. Doris Meyer the Chief Financial Officer and Corporate Secretary and Len Goldsmith the Controller of Miranda are retained pursuant to a contract between Miranda and Doris Meyer’s 100% owned company, Golden Oak Corporate Services Ltd.

E.                      Share Ownership

The following table sets forth, as of November 30, 2011, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	2,185,500	3.7%
Steven Ristorcelli	Common	747,000	1.3%
Joseph Hebert	Common	1,151,000	1.9%
James F. Cragg	Common	468,986	0.8%
Doris Meyer	Common	695,000	1.2%
G. Ross McDonald	Common	464,000	0.8%
Ian Slater	Common	405,000	0.7%
Paul van Eeden	Common	2,790,000	4.7%
TOTAL	Common	8,906,486	15.0

* Based on 59,285,944 common shares outstanding and as if all of the options and warrants (6,436,492 as a group) held by directors and officers as at November 30, 2011, were exercised.

·
Kenneth Cunningham owns 453,500 common shares; 40,000 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 1,692,000 stock options of which 277,000 at an exercise price of $0.70 expire on January 31, 2013, 615,000 at an exercise price of $0.35 expire on February 25, 2014, 400,000 at an exercise price of $0.56 expire on September 26, 2015, and 400,000 at an exercise price of $0.40 expire on October 20, 2016;

·
Steven Ristorcelli owns 233,000 common shares; 20,000 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 494,000 stock options of which 97,000 at an exercise price of $0.70 expire on January 31, 2013, 197,000 at an exercise price of $0.35 expire on February 25, 2014, 100,000 at an exercise price of $0.56 expire on September 26, 2015, and 100,000 at an exercise price of $0.40 expire on October 20, 2016;

·
Joseph Hebert owns 89,000 common shares; 5,000 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 1,057,000 stock options of which 207,000 at an exercise price of $0.70 expire on January 31, 2013, 350,000 at an exercise price of $0.35 expire on February 25, 2014, 250,000 at an exercise price of $0.56 expire on September 26, 2015, and 250,000 at an exercise price of $0.40 expire on October 20, 2016;

·
James Cragg owns 79,494 common shares; 19,492 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 370,000 stock options of which 105,000 at an exercise price of $0.70 expire on January 31, 2013, 85,000 at an exercise price of $0.35 expire on February 25, 2014, 95,000 at an exercise price of $0.56 expire on September 26, 2015, and 85,000 at an exercise price of $0.40 expire on October 20, 2016;

·
Doris Meyer owns 15,000 common shares indirectly through a private company owned 100% by Doris Meyer; and Doris Meyer holds a total of 680,000 stock options of which 155,000 at an exercise price of $0.70 expire on January 31, 2013, 175,000 at an exercise price of $0.35 expire on February 25, 2014, 175,000 at an exercise price of $0.56 expire on September 26, 2015, and 175,000 at an exercise price of $0.40 expire on October 20, 2016;

·
G. Ross McDonald owns 20,000 common shares; 10,000 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 434,000 stock options of which 99,000 at an exercise price of $0.70 expire on January 31, 2013, 115,000 at an exercise price of $0.35 expire on February 25, 2014, 115,000 at an exercise price of $0.56 expire on September 26, 2015, and 105,000 at an exercise price of $0.40 expire on October 20, 2016;

·
Ian Slater owns 10,000 common shares; 10,000 warrants at an exercise price of $1.00 that expire on March 18, 2012; and holds a total of 385,000 stock options of which 100,000 at an exercise price of $0.70 expire on January 31, 2013, 105,000 at an exercise price of $0.35 expire on February 25, 2014, 90,000 at an exercise price of $0.56 expire on September 26, 2015, and 90,000 at an exercise price of $0.40 expire on October 20, 2016; and

·
Paul van Eeden owns 1,570,000 common shares indirectly through a private company; 1,050,000 warrants at an exercise price of $0.75 that expire on November 3, 2012, indirectly through a private company; and directly holds a total of 170,000 stock options of which 75,000 at an exercise price of $0.56 expire on September 26, 2015, and 95,000 at an exercise price of $0.40 expire on October 20, 2016.

As of November 30, 2011, the directors and officers held as a group, directly or indirectly, an aggregate of 2,469,994 common shares; 1,154,492 warrants; and 5,282,000 stock options.

Options to Purchase Securities

Amendments to Miranda’s Amended and Restated Stock Option Plan (the “2006 Plan”) were approved by our shareholders on February 9, 2011.

Summary of the amended 2006 Plan
The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 10,491,890 (increased from 7,307,052) common shares of Miranda, which represented 20% of the issued common shares of Miranda as of December 9, 2010, the date of approval of the amended 2006 Plan by the Board.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2011, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	277,000 615,000 400,000 400,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
Steven Ristorcelli	Director	97,000 197,000 100,000 100,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
James F. Cragg	Director	105,000 85,000 95,000 85,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
G. Ross McDonald	Director	99,000 115,000 115,000 105,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
Ian Slater	Director	100,000 105,000 90,000 90,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
Paul van Eeden	Director	75,000 95,000	$0.56 $0.40	September 26, 2015 October 20, 2016
Joe Hebert	Sr. Officer	207,000 350,000 250,000 250,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
Doris Meyer	Sr. Officer	155,000 175,000 175,000 175,000	$0.70 $0.35 $0.56 $0.40	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016
Total Officers/Directors (8 persons) 5,282,000 at November 30, 2011
Total Officers/Directors/Employees 7,022,000 at November 30, 2011

ITEM 7                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                      Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on February 10, 2011, that as at December 31, 2010, it held 3,025,800 common shares of Miranda or 5.7%.

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

Miranda’s registered shareholder list for Miranda’s common shares, dated November 30, 2011, showed 51 registered shareholders and 52,849,452 shares outstanding of which 41 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 12,499,788 common shares representing 24% of the issued and outstanding shares of Miranda.

B.                      Related Party Transactions

During the year ended August 31, 2011, 2010 and 2009, the Company:

a)	paid $6,094 (2010 - $7,727; 2009 - $6,619) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

b)	paid $108,938 (2010 - $100,100; 2009 - $96,600) to a company controlled by a common officer pursuant to a contract for consulting fees;

c)	included in wages and benefits are fees paid to independent directors of $32,129 (2010 - $43,355; 2009 - $28,462);

At August 31, 2011, an amount of $16,919 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Company’s Coal Canyon and Red Hill projects.

Ken Cunningham and Ian Slater are directors in common to both Miranda and Red Eagle.  Both directors abstained from voting at each of the company’s board of directors meetings that approved the share purchase agreement and shareholder agreement for the Pavo Real and Cajamarca properties.

Other than as disclosed above, there have been no transactions during the 2011 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

B.           Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2011, other than disclosed in this Annual Report on Form 20-F and property update activities as reported in Note 18 to the financial statements for the year ended August 31, 2011.

ITEM 9                      THE OFFER AND LISTING

A.           Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2011	0.81	0.38
August, 2010	0.84	0.32
August, 2009	0.51	0.17
August, 2008	1.41	0.40
August, 2007	2.10	1.05

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High	Low	Close
2/29/2010	7,956,987	$0.84	$0.51	$0.56
5/31/2010	3,474,570	$0.65	$0.47	$0.50
8/31/2010	2,260,393	$0.53	$0.38	$0.49
11/30/2010	6,613,800	$0.81	$0.47	$0.69
2/28/2011	4,586,218	$0.74	$0.56	$0.65
5/31/2011	5,650,991	$0.66	$0.40	$0.49
8/31/2011	3,306,526	$0.56	$0.38	$0.46
11/30/2011	1,188,490	$0.42	$0.31	$0.33

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High	Low
June 2011	$0.48	$0.38
July 2011	$0.53	$0.40
August 2011	$0.56	$0.42
September 2011	$0.48	$0.40
October 2011	$0.44	$0.36
November 2011	$0.42	$0.31

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Miranda’s shares fluctuated from a low of $0.38 during Fiscal 2011 to a high of $0.81 and the most recent six months from a low of $0.31 to a high of $0.56. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

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

On March 14, 2006, Miranda amended its Notice of Articles to conform to the Business Corporations Act (British Columbia).  The Business Corporations Act replaced Company Act (British Columbia) and adopted many provisions similar to those contained in corporate legislation elsewhere in Canada.

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

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

PART II

ITEM 13                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2011, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of Miranda is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

·	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

·
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

·
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2011. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

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

Changes in Internal Controls over Financial Reporting

The Company’s accounting personnel have limited expertise in interpreting and applying the rules of the Exchange Act and after the filing of the Form 20-F Annual Report for the fiscal year ended August 31, 2010, it was determined that the Company had failed to adequately disclose its Management’s Report on Internal Control over Financial Reporting and filed inadequate certifications of its principal executive officers.  The Company has taken greater steps to have the Form 20-F Annual Report for the fiscal year ended August 31, 2011,  reviewed by experts prior to filing to ensure the filing conform to the current rules and regulations of the Exchange.

Other than the issue and remediation discussed above, there were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Other than the corrective action discussed there no other significant deficiencies or material weaknesses in our internal control requiring corrective actions.

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

As adopted, the Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

·	honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

·
full, fair, accurate, timely and understandable disclosure in reports and documents that Miranda files with, or submits to, the Securities and Exchange Commission and in other public communications made by Miranda;

·	compliance with applicable governmental laws, rules and regulations;

·	protection of and respect for the confidentiality of information acquired in the course of work;

·	responsible use of and control over assets and resources; and

·	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics.

ITEM 16C                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2011 and 2010, Davidson & Company LLP, Chartered Accountants, served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson & Company for services performed in the fiscal years 2011 and 2010; and breaks down these amounts by category of service in Cdn$.

"Audit Fees" are the aggregate fees billed by Davidson for the audit of Miranda’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Davidson for assurance and related services that are reasonably related to the performance of the audit or review of Miranda’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Davidson for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Davidson in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2011 Cdn$	Fiscal Year ended August 31, 2010 Cdn$
Audit Fees	$50,000	$45,000
Audit-Related Fees	$Nil	$Nil
Tax Fees	$8,000	$6,000
All Other Fees	$1,500	Nil
TOTAL	$59,500	$51,000

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2011 and 2010, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Prior to the appointment of Davidson & Company as auditor, Morgan & Company acted as auditor and they had served as auditor of Miranda from November 23, 1993 to June 30, 2010.

Effective June 30, 2010, we engaged Davidson as our independent registered public accounting firm, and effective the same date, Morgan resigned as our independent registered public accounting firm at the request of the Company. Our board of directors, on recommendation of the audit committee, approved both the engagement of Davidson and the resignation of Morgan.

During year ended August 31, 2009,  and up to the date of Morgan’s resignation on June 30, 2010, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) with Morgan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20–F).

The audit report of Morgan on the consolidated financial statements of the Company as of and for the year ended August 31, 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended August 31, 2010, and up to the date of Davidson’s appointment on June 30, 2010, neither we nor anyone on our behalf consulted with Davidson concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Davidson concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 13, 2011;

b)	Consolidated Balance Sheets as of August 31, 2011 and August 31, 2010;

c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended August 31, 2011, August 31, 2010 and August 31, 2009;

d)	Consolidated Statements of Cash Flows for the years ended August 31, 2011, August 31, 2010 and August 31, 2009;

e)	Consolidated Statement of Shareholders Equity for the years ended August 31, 2011, August 31, 2010 and August 31, 2009;

f)	Notes to Consolidated Financial Statements for the years ended August 31, 2011, August 31, 2010 and August 31, 2009.

ITEM 18 *                      FINANCIAL STATEMENTS

Miranda has elected to provide financial statements pursuant to Item 17.

ITEM 19                      EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
15.2	Letter from Morgan & Company (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008

(4)	Filed as an exhibit to this annual report on Form 20F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and
Corporate Secretary

Date: December 15, 2011

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
15.1	Letter from Morgan & Company (1)

(1)	Filed as an exhibit to this annual report on Form 20F.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2011, 2010 and 2009

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp. which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders' equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Miranda Gold Corp.'s ability to continue as a going concern.

                                                                                                                           "DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

December 13, 2011

AUDITORS' REPORT

To the Shareholders of
Miranda Gold Corp.

We have audited the consolidated statements of loss and comprehensive loss, cash flows, and shareholders' equity for the year ended August 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                                                                     "Morgan & Company"

December 9, 2009                                                                        Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

		August 31,	August 31,
	Note	2011	2010

ASSETS

Current
Cash and cash equivalents	5	$7,636,663	$10,298,439
Amounts receivable	6	477,751	103,324
Marketable securities	4 & 7	378,300	139,500
Advances and prepaid expenses	8	101,002	123,919
		8,593,716	10,665,182

Equipment	9	207,955	148,851
Mineral interests	10	304,030	554,671
		$9,105,701	$11,368,704

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$178,392	$199,393

Shareholders' equity
Share capital		26,502,488	25,839,086
Contributed surplus		6,889,610	6,395,623
Warrants		1,005,613	809,028
Accumulated other comprehensive income		98,864	34,500
Deficit		(25,569,266)	(21,908,926)
		8,927,309	11,169,311
		$9,105,701	$11,368,704

Nature of operations and going concern	1
Subsequent events	10 & 18

Approved by the Board of Directors on December 13, 2011

"Kenneth Cunningham"	"G. Ross McDonald"
Kenneth Cunningham, Director	G. Ross McDonald, Director

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

Year ended August 31,
Note	2011	2010	2009

Expenses
Amortization	$79,599	$48,111	$48,973
Consulting	124,321	136,569	160,233
Directors fees	32,129	43,355	28,463
Foreign exchange	44,265	25,234	(32,402)
Insurance	41,575	41,046	53,795
Investor relations	204,499	189,529	191,174
Management fees earned	(3,123)	-	(16,920)
Mineral property income	(40,914)	(59,028)	(238,837)
Office rent, telephone, secretarial, sundry	190,850	207,395	158,042
Professional fees	80,398	253,043	74,004
Property exploration costs (Schedule 1)	1,350,487	1,160,054	469,110
Stock based compensation	556,703	174,832	537,550
Travel and business promotion	123,044	173,867	146,463
Transfer agent, filing and regulatory fees	56,400	65,619	51,981
Wages and benefits	733,037	792,729	771,700
3,573,270	3,252,355	2,403,329
Loss before other items	(3,573,270)	(3,252,355)	(2,403,329)

Other items
Interest earned	105,736	58,700	207,613
Write-off of mineral interests	(206,929)	(27,580)	(169,210)
Loss on disposal of equipment	-	(4,440)	-
Gain on sale of marketable securities	-	94,844	27,965
(101,193)	121,524	66,368
Loss before income taxes	(3,674,463)	(3,130,831)	(2,336,961)

Future income tax recovery	15	14,123	-	-

Loss for the year	(3,660,340)	(3,130,831)	(2,336,961)

Unrealized gain (loss) on marketable securities, net of tax	64,364	(64,925)	69,939
Comprehensive loss for the year	$(3,595,976)	$(3,195,756)	$(2,267,022)
Basic and diluted loss per common share	$(0.07)	$(0.07)	$(0.05)
Weighted average number of common shares outstanding	52,435,384	47,877,477	44,892,010

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Year ended August 31,
	2011	2010	2009

Cash provided from (used for):

Operating activities
Loss for the year	$(3,660,340)	$(3,130,831)	$(2,336,961)
Items not affecting cash:
Amortization	79,599	48,111	48,973
Future income tax recovery	(14,123)	-	-
Unrealized foreign exchange loss	3,980	2,776	-
Write-off of mineral interests	206,929	27,580	169,210
Shares received as mineral property income	(29,334)	(24,167)	-
Stock based compensation	556,703	174,832	537,550
Loss on disposal of equipment	-	4,440	-
Gain on sale of marketable securities	-	(94,844)	(27,965)
	(2,856,586)	(2,992,103)	(1,609,193)
Change in non-cash working capital items:
Amounts receivable	(221,573)	47,394	120,848
Advances and prepaid expenses	22,917	(52,521)	(10,691)
Accounts payable and accrued liabilities	(21,001)	106,335	(50,851)
	(3,076,243)	(2,890,895)	(1,549,887)

Investing activities
Equipment purchases	(138,703)	(74,377)	(60,819)
Mineral interest recoveries	12,764	154,625	-
Mineral interest acquisitions	(83,273)	(333,500)	(35,108)
Proceeds from sale of marketable securities	-	116,844	60,965
	(209,212)	(136,408)	(34,962)

Financing activities
Shares issued	627,750	3,723,720	-
Share issue costs	(4,071)	(85,594)	-
	623,679	3,638,126	-

Increase (decrease) in cash and cash equivalents	(2,661,776)	610,823	(1,584,849)

Cash and cash equivalents, beginning of the year	10,298,439	9,687,616	11,272,465

Cash and cash equivalents, end of the year	$7,636,663	$10,298,439	$9,687,616

Cash and cash equivalents is comprised of:
Cash	$7,636,663	$10,298,439	$258,436
Short-term deposits	-	-	9,429,180
	$7,636,663	$10,298,439	$9,687,616

Supplementary disclosure with respect to cash flows - Note 17

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2008	44,892,010	$22,718,993	$4,527,306	$1,168,817	$29,486	$(16,441,134)	$12,003,468
Stock based compensation	-	-	537,550	-	-	-	537,550
Increase in unrealized holding gains on marketable securities	-	-	-	-	70,439	-	70,439
Realized gain on sale of marketable securities	-	-	-	-	(500)	-	(500)
Loss for the year	-	-	-	-	-	(2,336,961)	(2,336,961)
Balance, August 31, 2009	44,892,010	22,718,993	5,064,856	1,168,817	99,425	(18,778,095)	10,273,996

Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Share issues:
Private placement	5,686,492	2,914,305	-	781,915	-	-	3,696,220
Finders' fee	180,950	101,332	-	-	-	-	101,332
Share issue costs	-	(186,926)	-	-	-	-	(186,926)
Exercise of warrants	15,000	12,556	-	(4,306)	-	-	8,250
Exercise of stock options	55,000	27,826	(8,576)	-	-	-	19,250
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	27,113	-	-	27,113
Fair value of shares issued pursuant to a mineral interest agreement	450,000	251,000	-	-	-	-	251,000
Stock based compensation	-	-	174,832	-	-	-	174,832
Increase in unrealized holding gains on marketable securities	-	-	-	-	18,075	-	18,075
Realized gain on sale of marketable securities	-	-	-	-	(83,000)	-	(83,000)
Loss for the year	-	-	-	-	-	(3,130,831)	(3,130,831)

Balance, August 31, 2010	51,279,452	25,839,086	6,395,623	809,028	34,500	(21,908,926)	11,169,311

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	320,000	190,466	(62,716)	-	-	-	127,750
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	39,592	-	-	39,592
Fair value of shares issued pursuant to a mineral interest agreement	250,000	134,000	-	-	-	-	134,000
Stock based compensation	-	-	556,703	-	-	-	556,703
Increase in unrealized holding gains on marketable securities, net of tax	-	-	-	-	64,364	-	64,364
Loss for the year	-	-	-	-	-	(3,660,340)	(3,660,340)

Balance, August 31, 2011	52,849,452	$26,502,488	$6,889,610	$1,005,613	$98,864	$(25,569,266)	$8,927,309

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$251,471	$(251,471)	$-
Big Blue	177,741	(177,741)	-
Coal Canyon	33,159	(32,367)	792
East Spruce	34,980	-	34,980
FUSE	3,481	-	3,481
General exploration	332,813	-	332,813
HOG	3,279	-	3,279
Iron Point	68,536	-	68,536
PPM / Poverty Peak	39,115	-	39,115
Red Canyon	2,850	(2,850)	-
Red Hill	60,804	(60,804)	-
Redlich	2,022	-	2,022
Rook	25,170	-	25,170
TAZ	4,973	(2,893)	2,080
	1,040,394	(528,126)	512,268
Alaska:
Ester Dome	139,943	(72,102)	67,841

Colombia:
Property investigation costs	770,378	-	770,378
Pavo Real	5,575	(5,575)	-

Property exploration costs	$1,956,290	$(605,803)	$1,350,487

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$101,075	$(96,347)	$4,728
Big Blue	144,581	(68,846)	75,735
BPV	85	(85)	-
Coal Canyon	65,256	(65,256)	-
CONO	(213)	213	-
FUSE	1,463	-	1,463
General exploration	410,642	-	410,642
HOG	6,873	-	6,873
Iron Point	58,743	(47,855)	10,888
Neon	(13,397)	-	(13,397)
Red Canyon	19,614	(19,614)	-
Red Hill	45,326	(44,237)	1,089
Redlich	17,630	-	17,630
TAZ	50,032	-	50,032
	907,710	(342,027)	565,683

Alaska:
Ester Dome	90,529	-	90,529

Colombia:
Property investigation costs	503,842	-	503,842
Pavo Real	34,783	(34,783)	-

Property exploration costs	$1,536,864	$(376,810)	$1,160,054

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$69,885	$(69,885)	$-
BPV	7,094	(7,094)	-
Coal Canyon	122,709	(122,709)	-
CONO	12,044	(12,044)	-
FUSE	1,776	-	1,776
General exploration	273,747	(10,805)	262,942
Horse Mountain	3,276	-	3,276
Iron Point	36,508	(36,508)	-
Neon	16,239	-	16,239
Big Blue	1,650	-	1,650
Red Canyon	58,960	(58,960)	-
Red Hill	16,178	-	16,178
Redlich	42,449	-	42,449
	662,515	(318,005)	344,510
Mexico:
Property investigation costs	124,600	-	124,600

Property exploration costs	$787,115	$(318,005)	$469,110

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. ("Miranda" or the "Company") is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in Alaska and Nevada in the United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues, and is considered a company in the exploration stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at August 31, 2011, the Company had an accumulated deficit of $25,569,266 and working capital of $8,415,324.

2.	SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation and Consolidation

These financial statements include the accounts of the Company and its two wholly-owned subsidiaries: in the U.S.A., Miranda U.S.A. Inc.; and in Colombia, Miranda Gold Colombia I Ltd. ("MAD I"), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.

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

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based compensation and share purchase warrants.  The Company uses historical data to determine volatility in accordance with Black-Scholes modelling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on share based compensation and hence results of operations, there is no impact on the Company's financial condition.

c) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents comprise highly liquid short-term investments that are readily convertible to known amounts of cash.

d) Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:  Computer equipment 30%; Field equipment 25%; and Furniture and fixtures 20%.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Mineral Interests and Property Exploration Costs

Mineral property exploration costs, incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to operations as incurred.  The Company considers feasibility to be a commercially mineable deposit which would consist of proven and probable reserves and the existence of a final or bankable feasibility study which is a detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

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

A mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  During the year ended August 31, 2011, the Company wrote-off $206,929 of mineral interests.

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

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Income Taxes (continued)

Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

h) Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share are equal for the years ended August 31, 2011, 2010 and 2009 as outstanding stock options and warrants were all anti-dilutive.

i) Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise stated. Transactions recorded in United States dollars and Colombian Peso have been translated into Canadian dollars using the Temporal Method as follows:

&183;	monetary items at the rate prevailing at the balance sheet date;

&183;	non-monetary items at the historical exchange rate;

&183;	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

j) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  As at August 31, 2011, and 2010, the Company had no material asset retirement obligations in respect to its mineral property interests.

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

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

n) Financial Instruments - Recognition and Measurement

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net loss.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 -	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has implemented the following classifications for its financial instruments:

&183;	Cash and cash equivalents are classified as held-for-trading;

&183;	Amounts receivable have been classified as loans and receivables;

&183;	Marketable securities have been classified as available-for-sale; and

&183;	Accounts payable and accrued liabilities have been classified as other financial liabilities.

o)      Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income ("OCI").  The Company financial statements include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains and losses on its marketable security investments, net of the effect of income tax. Cumulative changes in OCI are included in Accumulated Other Comprehensive Income which is presented as a category within shareholders' equity on the balance sheet.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

a)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company's interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company's consolidated financial statements.

b)	Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Future accounting standards

a)	International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to GAAP, there are significant differences in accounting policies that must be addressed.

3.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management - The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company's financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities.

The fair value of cash and cash equivalents is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 and level 2 of the fair value hierarchy.

Financial Instrument Risk Exposure - The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

3.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit Risk - Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations.  The Company's cash and cash equivalents are held in high-quality financial institutions.  The Company's receivables consist primarily of sales tax receivables due from the federal government and receivables from companies with which the Company has exploration agreements or options.  The maximum exposure to credit risk at the reporting date is the carrying value of the Company's receivables, and cash and cash equivalents.

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

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States dollar against the Canadian dollar would result in an approximate $64,000 decrease or increase, respectively, in net income and shareholder's equity.  A 10% appreciation or depreciation of the COP against the Canadian dollar would result in an approximate $7,000 decrease or increase, respectively, in net income and shareholder's equity.

	$US	COP in '000

Cash and cash equivalents	$ 276,432	142,892
Amounts receivable	443,563	1,792
Advances and prepaid expenses	14,000	19,664
Accounts payable and accrued liabilities	(82,546)	(39,418)
Net assets	$ 651,449	124,930

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

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

4.	FAIR VALUE MEASUREMENTS

Fair value measurement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The valuation of investments in marketable securities include available for sale securities.  The Company's Level 1 assets include common shares available for sale with no trading restrictions as determined using a market approach based upon unadjusted quoted prices for identical assets in an active market.   The Company's Level 2 assets include common shares with trading restrictions imposed by the TSX Venture Exchange ("TSX-V"), that will be removed within one year of the financial period reporting date as determined using a market approach and based upon quoted prices for identical assets in an active market adjusted by a discount to market comparable to the discount allowed by the TSX-V for private placements.  The Company's Level 3 assets include common shares in private companies for which there is no market data available, but where there is adequate information available from the private company in order to determine a reasonable valuation.

The determination of fair value for financial reporting purposes at August 31, 2011, and August 31, 2010, utilizing the applicable framework is as follows:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2011
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 93,000	$ 285,300	$ -	$ 378,300
Total	$ 93,000	$ 285,300	$ -	$ 378,300

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2010
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 59,500	$ -	$ 80,000	$ 139,500
Total	$ 59,500	$ -	$ 80,000	$ 139,500

In the year ended August 31, 2011, the common shares of Red Eagle Mining Corporation, Queensgate Resources Corporation and NuLegacy Gold Corporation were all listed for trading on the TSX-V and the Company re-classed these financial instruments from Level 3 to Level 1.

5.	CASH AND CASH EQUIVALENTS

	As at August 31, 2011	As at August 31, 2010
Canadian dollar denominated deposits held in Canada	$ 7,287,334	$ 9,962,252
US dollar denominated deposits held in Canada	118,211	144,439
US dollar denominated deposits held in the USA	152,527	27,099
Colombian Peso denominated deposits held in Colombia	78,591	164,649

Total	$ 7,636,663	$ 10,298,439

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

6.	AMOUNTS RECEIVABLE

	As at August 31, 2011	As at August 31, 2010
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 10,467	$ 6,197
Amounts due from funding partners	403,646	72,266
Amounts due from Canadian financial institutions for accrued interest	36,775	15,003
Other amounts receivable	26,863	9,858

Total	$ 477,751	$ 103,324

7.	MARKETABLE SECURITIES

At August 31, 2011, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at August 31, 2011
Publicly traded companies:
Enertopia Corp.	125,000	$ -	$ 12,500	$ 12,500
NuLegacy Gold Corporation	250,000	50,313	(14,313)	36,000
Red Eagle Mining Corporation	300,000	175,000	105,800	280,800
Teslin River Resources Corp. (formerly Queensgate Resources Corp.)	300,000	-	27,000	27,000
White Bear Resources Inc.	200,000	40,000	(18,000)	22,000
		$ 265,313	$ 112,987	$ 378,300

At August 31, 2010, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at August 31, 2010
Publicly traded companies:
Enertopia Corp.	125,000	$ -	$ 37,500	$ 37,500
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Non-public companies:
NuLegacy Gold Corporation	200,000	40,000	-	40,000
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		65,000	15,000	80,000
		$ 105,000	$ 34,500	$ 139,500

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the year ended August 31, 2010.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to OCI, which was entirely offset on the sale of the investment for a realized gain of $94,844.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

7.	MARKETABLE SECURITIES (continued)

On September 25, 2009, Golden Aria Corp. ("Golden Aria") consolidated its shares so that the Company's holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010, to Enertopia Corporation ("Enertopia").  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010, and has recorded an unrealized loss of $25,000 on this investment in OCI in the year ended August 31, 2011.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. ("White Bear") when White Bear began trading on the TSX-V on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010, and all 400,000 shares were valued at White Bear's initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.  On October 15, 2010, White Bear consolidated their common shares on a 2:1 basis resulting in the Company's holdings changing from 400,000 shares to 200,000 shares.

The Company recorded the fair value of 200,000 shares of NuLegacy Gold Corporation ("NuLegacy") prior to their public listing.  An additional 50,000 shares of NuLegacy were received in March 2011 pursuant to the amendment of the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property to the agreement (Note 10(c)).  After NuLegacy's initial public offering and concurrent listing on the TSX-V, the Company's shares were exchanged for tradable shares; however, 40,000 of the shares are subject to a hold period.  The fair value of the hold-period shares has been discounted 25% pursuant to the TSX-V's definition of "discounted market price".  The Company has recorded an unrealized loss of $14,313 on this investment in OCI in the year ended August 31, 2011.

In July 2011, Teslin River Resources Corp. ("Teslin") merged with Queensgate Resources Corporation ("Queensgate").  The terms of the merger include the issuance of one share of Teslin for each one outstanding share of Queensgate.  The Company had recorded a $15,000 unrealized gain on this investment in OCI in the year ended August 31, 2010, and has recorded a further unrealized gain of $12,000 on this investment in OCI in the year ended August 31, 2011.

Pursuant to option agreements (see Note 10(o), (p) & (q)) between the Company and ExpoGold Colombia S.A. ("ExpoGold"), the Company must issue common shares to ExpoGold on certain dates and milestones to maintain the options.  On each of June 30, 2010, December 21, 2010, and June 16, 2011, the Company issued 100,000 common shares to ExpoGold; then Red Eagle Mining Corporation ("Red Eagle"), in turn, issued a total of 300,000 common shares to Miranda pursuant to the terms of the two shareholder agreements between the Company and Red Eagle.  All of the 300,000 shares held of Red Eagle are subject to various hold periods.  Therefore, the fair value of the investment has been discounted 20% to reflect the hold, pursuant to the TSX-V's definition of "discounted market price".   The Company recorded an unrealized gain of $105,800 on the Red Eagle investment in OCI in the year ended August 31, 2011.

The Company recorded $14,123 as the future income tax effect of the accumulated unrealized gains in OCI as at August 31, 2011.

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2011	As at August 31, 2010
Advances held by employees in the USA	$ 9,794	$ 12,798
Advances held by officers in the USA - related party	3,918	4,266
Advances held by employees and suppliers in Colombia	10,818	53,742
Prepaid expenses in Canada	73,853	53,113
Prepaid expenses in Colombia	2,619	-

Total	$ 101,002	$ 123,919

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

9.	EQUIPMENT

	August 31, 2011
	Cost	Accumulated amortization	Net Book Value

Canada:
Computer equipment	$23,146	$(19,656)	$3,490

United States:
Computer equipment	195,993	(128,027)	67,966
Furniture and fixtures	18,412	(12,625)	5,787
Field equipment	217,081	(152,538)	64,543
	431,486	(293,190)	138,296

Colombia
Computer equipment	36,060	(7,604)	28,456
Field equipment	43,100	(5,387)	37,713
	79,160	(12,991)	66,169
	$533,792	$(325,837)	$207,955

	August 31, 2010
	Cost	Accumulated amortization	Net Book Value

Canada:
Computer equipment	$23,146	$(18,275)	$4,871

United States:
Computer equipment	128,365	(86,589)	41,776
Furniture and fixtures	18,412	(11,056)	7,356
Field equipment	216,699	(129,048)	87,651
	363,476	(226,693)	136,783

Colombia
Computer equipment	8,467	(1,270)	7,197
Field equipment	-	-	-
	8,467	(1,270)	7,197
	$395,089	$(246,238)	$148,851

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS

	August 31, 2010	Additions	Recoveries	Write off of interest	August 31, 2011
Nevada:
Angel Wing	$40,734	$-	$-	$-	$40,734
Big Blue	-	-	-	-	-
Coal Canyon	11,325	-	(11,325)	-	-
East Spruce	-	5,042	-	-	5,042
Fuse	-	-	-	-	-
HOG	1,651	-	-	-	1,651
Iron Point	43,555	16,113	-	-	59,668
PPM / Poverty Peak	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,500	-	-	-	15,500
Rook	-	6,623	-	-	6,623
TAZ	12,764	-	(12,764)	-	-
	125,529	27,778	(24,089)	-	129,218

Alaska:
Ester Dome	67,939	39,592	(30,639)	-	76,892

Colombia:
Anori	41,353	17,499	-	(58,852)	-
Cajamarca	97,829	17,499	(66,368)	-	48,960
Fresno	60,652	17,499	(29,191)	-	48,960
Ibague	58,117	17,499	(26,656)	(48,960)	-
Pavo Real	21,634	102,000	(123,634)	-	-
Santander	81,618	17,499	-	(99,117)	-
	361,203	189,495	(245,849)	(206,929)	97,920
Mineral interests	$554,671	$256,865	$(300,577)	$(206,929)	$304,030

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

	August 31, 2009	Additions	Recoveries	Write off of interest	August 31, 2010
Nevada:
Angel Wing	$50,734	$56,246	$(66,246)	$-	$40,734
Big Blue	-	26,787	(26,787)	-	-
BPV	11,325	150	-	(11,475)	-
CONO	11,325	-	-	(11,325)	-
Coal Canyon	11,325	-	-	-	11,325
Fuse	-	-	-	-	-
HOG	-	1,651	-	-	1,651
Iron Point	53,555	-	(10,000)	-	43,555
Neon	4,780	-	-	(4,780)	-
PPM	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	30,328	30,680	(61,008)	-	-
Redlich	15,500	-	-	-	15,500
TAZ	-	12,764	-	-	12,764
	188,872	128,278	(164,041)	(27,580)	125,529

Alaska:
Ester Dome	-	67,939	-	-	67,939

Colombia:
Association Agreement	-	339,569	-	-	339,569
Pavo Real	-	75,827	(54,193)	-	21,634

Mineral interests	$188,872	$611,613	$(218,234)	$(27,580)	$554,671

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

a)	Angel Wing Property, Elko County, Nevada

The Company holds claims comprising the Angel Wing property, Elko County, Nevada.

On October 17, 2005, the Company entered into a 20-year mining lease for 30 mining claims with a private party with a sliding scale production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006, the Company amended the agreement so that the number of claims was increased, and the Company now has the option to buy up to two percentage points of the royalty for US$1,000,000 per percentage point.  However, the royalty shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 17, 2006 (paid)	35,000
October 17, 2007 (paid)	40,000
October 17, 2008 (paid)	45,000
October 17, 2009 (paid)	55,000
October 17, 2010 (paid)	65,000
October 17, 2011 (paid subsequently)	75,000
October 17, 2012	85,000
October 17, 2013	85,000
October 17, 2014 $85,000 and each year thereafter	935,000
Total consideration	1,455,000

On May 15, 2007, as amended, the Company signed an exploration agreement with option to joint venture with White Bear.  On July 2, 2010, the agreement was terminated.  During the term of the agreement, White Bear paid the Company US$30,000 and issued a total of 400,000 common shares of White Bear to the Company.

On September 17, 2010, the Company signed an exploration and option to enter joint venture agreement with Ramelius Resources Ltd. ("Ramelius").  Ramelius paid the Company $12,583 (US$12,180) and Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the "Initial Earn-in").  Once Ramelius has completed the Initial Earn-In they shall have the option to exercise the right to earn a vested 70% interest in Angel Wing by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.  If Ramelius elects not to exercise that right, but completes the initial earn-in, it shall be entitled to a net smelter royalty ("NSR") of 1% to be capped at two times their total expenditures.

Due Dates	Exploration Expenditures US$
September 17, 2011 (met)	350,000
September 17, 2012	750,000
September 17, 2013	900,000
September 17, 2014	1,000,000
September 17, 2015	1,000,000
Total consideration	4,000,000

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

b)	Big Blue (Oxen), Lander County, Nevada

The Company holds claims comprising the Big Blue property, Lander County, Nevada.

On August 13, 2009, the Company entered into a 20-year mining lease for mining claims with a private party with an NSR royalty of 3% that is subject to a buy-down provision for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
August 13, 2010 (paid)	10,000
August 13, 2011 (paid)	12,500
August 13, 2012	15,000
August 13, 2013	17,500
August 13, 2014	30,000
August 13, 2015 $30,000 and each year thereafter	420,000
Total consideration	505,000

On May 6, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius.  Ramelius paid the Company $52,477 (US$50,000) and Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the "Initial Earn-in").  Once Ramelius has completed the Initial Earn-In they shall have the option to exercise the right to earn a vested 70% interest in Big Blue by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.

Due Dates	Exploration Expenditures US$
May 6, 2011 (met)	250,000
May 6, 2012	650,000
May 6, 2013	750,000
May 6, 2014	1,000,000
May 6, 2015	1,350,000
Total consideration	4,000,000

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

c)	Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding-scale production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2008 (paid)	38,750
May 27, 2009 (paid)	12,500
May 27, 2010 (paid)	15,000
May 27, 2011 (paid)	30,000
May 27, 2012	30,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 - $50,000 and each year thereafter to be adjusted for inflation per the USA CPI	500,000
Total consideration	706,250

The Coal Canyon project was the subject of an exploration agreement with option to form a joint venture with Queensgate Resources Corporation from March 11, 2008, until it was terminated on August 2, 2010.  This same agreement included the BVP and CONO May 27, 2004, project leases which were then also immediately terminated.

On December 20, 2010, NuLegacy and the Company signed an amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.  As consideration for this amendment, NuLegacy issued to the Company an additional 50,000 common shares which were valued at $10,313 (US$10,647), plus an unrealized foreign exchange loss of $1,012.  Refer to Note 10(k) for the combined exploration expenditures required under the amended agreement.

d)	East Spruce Property, Elko County, Nevada

During the year ended August 31, 2011, the Company staked new claims comprising the East Spruce property at a cost of $5,042.

e)	Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2009, the Company and Range Minerals Inc. ("Range") entered into a 20-year mining lease for the Ester Dome project with the following payments and share purchase warrant issues:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
October 29, 2009 (paid and issued)	20,000	100,000 @ Cdn$0.50
October 29, 2010 (paid and issued)	32,000	100,000 @ Cdn$0.55
October 29, 2011 (paid and issued subsequently)	60,000	100,000 @ Cdn$0.60
October 29, 2012	70,000	-
October 29, 2013	75,000	-
October 29, 2014 $80,000 and each year thereafter	1,200,000	-
Total consideration	1,457,000	300,000

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

e)	Ester Dome Property, Fairbanks Mining District, Alaska (continued)

Range has retained a sliding scale NSR royalty between 2% and 4% depending on the price of gold.  The Company has the option to buy one percentage point of the NSR for US$1,500,000 per percentage point if the price of gold is below US$500 per ounce; increasing to US$2,000,000 per percentage point if the price of gold is between US$500 and US$1,000 per ounce, and then increasing to US$3,000,000 per percentage point if the price of gold is over US$1,000 per ounce.

On October 29, 2009, in addition to the $21,308 (US$20,000) lease payment, the Company reimbursed Range $19,284 (US$18,100) for claim staking fees.  In October 2009 the Company issued 100,000 share purchase warrants to Range, with a fair value of $27,113 (US$25,695) and in October 2010 the Company issued 100,000 share purchase warrants to Range, with a fair value of $39,592 (US$38,861).

On October 1, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited ("Agnico") and Agnico paid the Company $70,116 (US$70,385) as reimbursement for Alaska claim maintenance fees, filing costs, and the underlying Range lease.  In addition, as at August 31, 2011, Agnico owes the Company US$30,000 (in amounts receivable at August 31, 2011, received subsequently).

Agnico may earn a 51% interest in Ester Dome by expending US$4,000,000 over five years (the "Initial Earn-In").  Once Agnico has completed the Initial Earn-In, they shall have earned a 51% interest in the property, and then have the option and right to earn an additional 19% interest for a total of 70% interest by either funding 100% of exploration costs required to complete a bankable feasibility study within five years at a minimum rate of US$1,000,000 per year after the completion of the Initial Earn-In period or by spending an additional US$10,000,000 within 10 years after the Initial Earn-In period.

Due Dates	Exploration Expenditures US$
October 1, 2011 (met)	500,000
October 1, 2012	700,000
October 1, 2013	800,000
October 1, 2014	1,000,000
October 1, 2015	1,000,000
Total consideration	4,000,000

f)	Fuse Property, Eureka County, Nevada

The Company holds claims comprising the Fuse property, Eureka County, Nevada.

g)	HOG Property, Eureka County, Nevada

The Company holds claims comprising the HOG property, Eureka County, Nevada.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

h)	Iron Point Property, Humboldt County, Nevada

The Company holds claims comprising the Iron Point property, Humboldt County, Nevada.  During the year ended August 31, 2011, the Company staked additional claims at a cost of $16,113.

From June 3, 2005, until the mining lease was terminated on April 20, 2010, the Company held additional claims under a mining lease.

The Iron Point project was the subject of an exploration agreement with option to form a joint venture with White Bear from November 22, 2006, until it was terminated on March 4, 2010.

i)	PPM (Poverty Peak), Humboldt County, Nevada

The Company holds claims comprising the PPM property located on the north end of the Battle Mountain-Eureka Trend, Humboldt County, Nevada.

The PPM project was the subject of an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. from April 17, 2007, until it was terminated on August 29, 2011.

j)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on issue of 75,000 share purchase warrants and on completion of the following payments.  The owner retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold.  Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @ Cdn$0.37
November 18, 2005 (paid)	35,000	-
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008 (paid)	50,000	-
November 18, 2009 (paid)	75,000	-
November 18, 2010 (paid)	75,000	-
November 18, 2011 (paid subsequently)	75,000	-
November 18, 2012	75,000	-
November 18, 2013	100,000	-
November 18, 2014 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	900,000	-
Total consideration	1,500,000	75,000

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

j)	Red Canyon Property, Eureka County, Nevada (continued)

On August 1, 2008, the Company signed an exploration agreement with option to joint venture with Montezuma Mines Inc. ("Montezuma") a subsidiary of CMQ Resources Inc. Montezuma may earn a 60% interest in the Red Canyon  property by funding US$4,000,000 in qualified expenditures over a five-year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election with minimum annual expenditures of US$1,500,000 or by funding US$10,000,000 in additional exploration within 10 years.

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

During the 2010 fiscal year additional claims within the area of interest of the Red Canyon mining lease were staked ("NC" claims) and are included in the exploration with option to joint venture agreement with Montezuma.

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009 (paid)	25,000
May 27, 2010 (paid)	30,000
May 27, 2011 (paid)	40,000
May 27, 2012	40,000
May 27, 2013	50,000
May 27, 2014	50,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation per the USA CPI	600,000
Total consideration	906,250

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

k)	Red Hill Property, Eureka County, Nevada (continued)

On October 1, 2009, the Company signed an exploration with option to joint venture agreement with NuLegacy and NuLegacy paid the Company $11,719 (US$11,000) as reimbursement of 2009-2010 federal claim maintenance fees.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and by issuing the Company 200,000 common shares (received).  On December 20, 2010, an amendment was signed to add the Coal Canyon property to the Red Hill option to joint venture agreement.  The 60% interest may now be earned in both projects by NuLegacy funding a total of US$5,500,000 in qualified expenditures over a five-year period and by issuing the Company an additional 50,000 common shares (received).  NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration within ten years of election.

Due Dates	Exploration Expenditures US$
July 1, 2010 (met)	200,000
January 1, 2011 (met)	600,000
October 1, 2011 (met)	400,000
October 1, 2012	1,050,000
October 1, 2013	1,400,000
October 1, 2014	1,850,000
Total consideration	5,500,000

l)	Redlich Property, Esmeralda County, Nevada

The Company completed the purchase of the Redlich Property in 2008 subject to the owner retaining a 3% NSR royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

On June 4, 2010, the Company signed an agreement with SIN Holdings Inc. ("SIN") whereby SIN could have earned a joint venture interest; however SIN immediately terminated the agreement and did not fulfil its obligations.

m)	Rook Property, Eureka County, Nevada

During the year ended August 31, 2011, the Company staked new claims at a cost of $6,623.

n)	TAZ Property, Eureka County, Nevada

The Company holds claims comprising the TAZ property Eureka County, Nevada.

Certain of the TAZ claims are subject to a 1% NSR royalty pursuant to a finder's fee agreement and, in addition, the Company paid the finder $2,081 (US$2,000).

On February 11, 2011, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC ("TGL") and Navaho Gold PTY Ltd (as guarantor).  Under the terms of the agreement, TGL will have to make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year's commitment of $400,000 an obligation.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of no less than $1,000,000 per year. If TGL elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional US$10,000,000 within 10 years, but meets the first US$3,000,000 spending milestone, it shall be entitled to an NSR of 2%.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

n)	TAZ Property, Eureka County, Nevada (continued)

Option Due Dates	Exploration Expenditures US$
February 11, 2012 (obligation)	400,000
February 11, 2013	600,000
February 11, 2014	1,000,000
February 11, 2015	1,000,000
Total consideration	3,000,000

TGL paid the Company $20,400 (US$19,880) as reimbursement of claim maintenance fees of which $12,764 was recorded as a recovery of the Company's acquisition costs and the residual amount of $7,636 recorded as mineral property income (a current year recovery of expenditures).

o)	Association Agreement, Colombia

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the "Association Agreement") by and among ExpoGold Colombia S.A. ("ExpoGold"), the Company, and the Company's subsidiary Miranda Gold Colombia II Ltd. ("MAD II") and the Colombian branch of MAD II.

During the August 31, 2010, fiscal year, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares to ExpoGold for a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company executed option agreements on the Pavo Real, Cajamarca, and Fresno projects as discussed below.  The Company also optioned the Santander, Ibague and Anori projects and returned them to ExpoGold prior to the first year anniversary payments becoming due.

Concurrent with the execution of the five option agreements, the Company allocated the $206,500 fair value of the shares issued to ExpoGold plus $133,069 of additional acquisition costs of the five then-optioned properties, for a total of $339,569, across the properties: Anori $41,300; Cajamarca $97,829; Fresno $60,652; Ibague $58,117; and Santander $81,671.

p)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the "Pavo Option") by and among ExpoGold, the Company, and the Company's subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited ("Rovira"); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Cash consideration to be paid to ExpoGold US$	Common shares to be issued to ExpoGold
June 24, 2010 (paid and issued)	20,000	100,000
December 24, 2010 (paid and issued)	20,000	100,000
June 24, 2011 (paid and issued)	50,000	100,000
June 24, 2012	60,000	100,000
June 24, 2013	70,000	100,000
June 24, 2014	80,000	100,000
June 24, 2015	100,000	100,000
Total consideration	400,000	700,000

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

p)	Pavo Real Option, Colombia (continued)

Annual payments of US$100,000, plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  Rovira will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more.   Additional payments will be owed by Rovira at various milestones as the steps to production progress.

On June 25, 2010, the Company entered into a share purchase agreement ("SPA") and a shareholder agreement ("SA") with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of Rovira to Red Eagle.  The activities of Rovira are governed by the SA.  To maintain its 70% shareholding in Rovira, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 contribution to Rovira within four years.  These funds will be used to fund exploration work at the Pavo Real project.  Red Eagle must then further fund Rovira at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  At the time the board of directors of Rovira approves a feasibility study and a mine construction program on the Pavo Real project, Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in Rovira by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of Rovira to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Option.  Miranda will be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo Option.

q)	Cajamarca Option, Colombia

On December 10, 2010, the Company executed three option agreements to acquire the Cajamarca, Fresno and Ibague mining interests (collectively the "Cajamarca Option") by and among ExpoGold, the Company, and the Company's subsidiary Miranda Gold Colombia IV Ltd. ("MAD IV"); and the Colombian branch of MAD IV.  The terms of the Cajamarca Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

Cajamarca Option Due Dates	Cash consideration to be paid to ExpoGold US$	Common shares to be issued to ExpoGold
December 10, 2010 (paid and issued, included Ibague)	30,000	30,000
December 10, 2011 (paid and issued subsequently)	40,000	40,000
December 10, 2012	60,000	60,000
December 10, 2013	80,000	120,000
December 10, 2014	100,000	160,000
December 10, 2015	120,000	200,000
Total consideration	430,000	610,000

The Ibague mining interest was dropped and the acquisition costs were written off.

Annual payments of US$120,000, plus the issue of 200,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent on either of the two properties.  MAD IV will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD IV at various milestones as the steps to production progress.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

q)	Cajamarca Option, Colombia (continued)

On August 12, 2011, the Company entered into an SPA and SA with Red Eagle. The SPA and SA agreements became effective on September 19, 2011, the date on which the TSX-V granted final approval of the transaction.  Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle.  The activities of MAD IV will be governed by the SA.

To maintain its 51% shareholding in MAD IV, effectively representing a 51% interest in the Cajamarca Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD IV within the next five years (the "First Contribution"). These funds will be used to fund exploration work at the Cajamarca project.  If Red Eagle fails to make the first contribution within the stated time period, Red Eagle will forfeit all of its shares of MAD IV to Miranda.

On completion of the first contribution, Red Eagle will have the right and option, for 180-days, to further fund MAD IV at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Cajamarca project within eight years or contribute a minimum of US$10,000,000 within 10 years (the "Second Contribution").

If Red Eagle fails to make the Second Contribution within the stated time period, Red Eagle will retain only 51 of the shares of MAD IV, but forfeit the remaining 19 of its shares of MAD IV to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Cajamarca Option.  Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Cajamarca Option.

r)	Anori and Santander Properties, Colombia

During fiscal 2011, the Company terminated each of the Anori and Santander properties as described in Note 10(o).  The Company wrote off the acquisition costs of these two property options during the August 31, 2011, fiscal year of $157,969.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2011	As at August 31, 2010
Trade and other payables in Canada	$ 50,337	$ 58,485
Trade and other payables in the USA	80,846	71,060
Trade and other payables in Colombia	30,290	38,167
Amounts payable to funding partners	-	6,000
Amounts payable and accrued liabilities to officers	16,919	25,681

Total	$ 178,392	$ 199,393

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2011

On November 3, 2010, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012.  The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants.  Cash share issue costs pursuant to this private placement were an additional $4,071.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 10(p).

On February 17, 2011, the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of the five option agreements referenced in Note 10(o) and (q).

On June 16, 2011, the Company issued 100,000 common shares to ExpoGold valued at $38,000 pursuant to the Pavo Option agreement referenced in Note 10(p).

During the year ended August 31, 2011, the Company issued 320,000 common shares pursuant to the exercise of stock options.

Fiscal 2010

On March 18, 2010, the Company completed a non-brokered private placement of 5,686,492 units at a price of $0.65 per unit, for gross proceeds of $3,696,220.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.00 per share until March 18, 2012.  The proceeds of the financing of $3,696,220 were allocated on a relative fair value basis as $2,914,305 to common shares and $781,915 as to warrants.  An additional 180,950 shares at a value of $101,332 were issued as a finder's fee pursuant to the private placement.   Cash share issue costs pursuant to this private placement were an additional $85,594.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.56%; an expected volatility of 79%; an expected life of 2 years; and an expected dividend of zero.

On December 10, 2009, the Company issued 350,000 common shares to ExpoGold valued at $206,500 pursuant to the Association Agreement referenced in Note 10(q).

On June 30, 2010, the Company issued 100,000 common shares to ExpoGold valued at $44,500 pursuant to the Pavo Option agreement referenced in Note 10(o).

During the year ended August 31, 2010, the Company issued 70,000 common shares pursuant to the exercise of stock options and warrants.

Fiscal 2009

There were no share issuances by the Company during fiscal 2009.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the year ended August 31, 2011, is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2011
October 18, 2010	$1.18	80,000	-	-	(80,000)	-
April 17, 2011	$0.70	400,000	-	-	(400,000)	-
May 31, 2011	$0.70	50,000	-	-	(50,000)	-
March 28, 2012	$0.70	395,000	-	-	(260,000)	135,000
January 31, 2013	$0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$0.35	2,202,000	-	(245,000)	-	1,957,000
September 26, 2015	$0.56	-	1,895,000	(75,000)	(75,000)	1,745,000
December 1, 2015	$0.69	-	50,000	-	-	50,000
April 19, 2016	$0.56	-	100,000	-	-	100,000
		4,297,000	2,045,000	(320,000)	(865,000)	5,157,000

Weighted average exercise price		$0.53	$0.56	$0.40	$0.73	$0.52

As at August 31, 2011, the weighted average remaining contractual life of the options outstanding was 2.8 years.

As at August 31, 2011, 4,209,500 were vested and exercisable, with a weighted average exercise price of $0.51.  The intrinsic value of the vested stock options was $215,270.  The intrinsic value of the vested stock options outstanding at August 31, 2011, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2011, being $0.46.

The continuity for stock options for the year ended August 31, 2010, is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Granted	Exercised	Expired / Forfeited	Balance August 31, 2010
February 17, 2010	$ 0.71	973,750	-	-	(973,750)	-
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
April 17, 2011	$ 0.70	425,000	-	-	(25,000)	400,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
March 28, 2012	$ 0.70	470,000	-	-	(75,000)	395,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,257,000	-	(55,000)	-	2,202,000
		5,425,750	-	(55,000)	(1,073,750)	4,297,000

Weighted average exercise price		$ 0.56	$ -	$ 0.35	$ 0.71	$ 0.53

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

The continuity for stock options for the year ended August 31, 2009, is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Granted	Exercised	Expired	Balance, August 31, 2009
February 9, 2009	$0.53	465,000	-	-	(465,000)	-
February 17, 2010	$0.71	973,750	-	-	-	973,750
October 18, 2010	$1.18	80,000	-	-	-	80,000
April 17, 2011	$0.70	425,000	-	-	-	425,000
May 31, 2011	$0.70	50,000	-	-	-	50,000
March 28, 2012	$0.70	470,000	-	-	-	470,000
January 31, 2013	$0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$0.35	-	2,257,000	-	-	2,257,000
		3,633,750	2,257,000	-	(465,000)	5,425,750

Weighted average exercise price		$0.69	$0.35	$-	$0.53	$0.56

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2011

During the year ended August 31, 2011, the Company recorded $556,703 in stock based compensation expense for options vesting in the year, net of $9,739 in forfeitures.

The fair value of the 1,895,000 options granted on September 26, 2010, was determined using a risk free interest rate of 1.42%, an expected volatility ranging from 90.36% to 95.41%, an expected life of ranging from 1.9 to 2.8 years, and an expected dividend of zero for a total fair value of $560,290 or $0.296 per option.

The fair value of the 50,000 options granted December 1, 2010, was determined using a risk free interest rate of 1.65%, an expected volatility of 93.36%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $19,845 or $0.397 per option.

The fair value of the 100,000 options granted April 19, 2011, was determined using a risk free interest rate of 1.65%, an expected volatility of 91.99%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $31,543 or $0.318 per option.

There is an additional $30,759 of stock based compensation expense to be recognized in fiscal 2012 from options granted in fiscal 2011.

Fiscal 2010

During the year ended August 31, 2010, the Company recorded $174,832 in stock-based compensation expense for a series of options vested during the year that were granted in fiscal 2009.  There were no options granted in fiscal 2010.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

d)	Stock Based Compensation (continued):

Fiscal 2009

During the year ended August 31, 2009, the Company recorded $537,550 in stock-based compensation expense for options vested during the year.

The fair value of the 2,257,000 options granted in fiscal 2009 was determined using a risk free interest rate of 1.27%, an expected volatility ranging from 78.31% to 79.52%, an expected life of ranging from 2.07 to 2.19 years, and an expected dividend of zero for a total fair value of $349,666 or $0.15 per option.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2011 is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance August 31, 2011
December 9, 2011	$0.50	100,000	-	-	-	100,000
March 18, 2012	$1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$0.55	-	100,000	-	-	100,000
November 3, 2012	$0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$0.99	$0.73	$-	$-	$0.95

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc. (Note 10 (e)), the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012, with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

The continuity for share purchase warrants for the year ended August 31, 2010 is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Issued	Exercised	Expired	Balance August 31, 2010
October 4, 2009	$1.50	4,713,500	-	-	(4,713,500)	-
January 23, 2010	$0.55	15,000	-	(15,000)	-	-
December 9, 2011	$0.50	-	100,000	-	-	100,000
March 18, 2012	$1.00	-	5,686,492	-	-	5,686,492
		4,728,500	5,786,492	(15,000)	(4,713,500)	5,786,492

Weighted average exercise price		$1.50	$0.99	$0.55	$1.50	$0.99

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants (continued):

On December 9, 2009, pursuant to a mining lease agreement with Range (see Note 10(e)), the Company issued 100,000 share purchase warrants with an exercise price of $0.50, expiring on December 9, 2011 with a fair value of $27,113.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.21%; an expected volatility of 87%; an expected life of two years; and an expected dividend of zero.

The continuity for share purchase warrants for the year ended August 31, 2009 is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, August 31, 2009
January 23, 2009	$0.50	11,250	-	-	(11,250)	-
October 4, 2009	$1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$0.55	15,000	-	-	-	15,000
		4,739,750	-	-	(11,250)	4,728,500

Weighted average exercise price		$1.49	$-	$-	$0.50	$1.50

13.	MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company's investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and longer.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS

The Company's related parties include a company owned by an executive officer as follows:

          Name                                                                                                                              Nature of transactions
Golden Oak Corporate Services Limited                                                                                           Consulting as CFO, corporate compliance services, and financial reporting

The Company incurred the following fees and expenses in the normal course of operations in connection with companies owned by an executive officer.  Expenses have been measured at the exchange amount which is the amount established and agreed to by the related parties.

Years ended	August 31, 2011	August 31, 2010	August 31, 2009
Consulting fees	$ 108,938	$ 100,100	$ 96,600
Office and general expenses	6,094	7,727	6,619
Total	$ 115,032	$ 107,827	$ 103,219

Directors fees paid to independent directors of $32,129 for the year ended August 31, 2011 (August 31, 2010: $43,355; August 31, 2009: $28,462).

Advances from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.'s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

15.	INCOME TAXES

The Company is subject to income taxes in Canada, in the USA, and in Colombia.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rates to the net loss before income taxes as follows:

	2011	2010	2009

Combined statutory tax rate	27%	29%	30%

Computed income tax benefit	$1,083,779	$989,000	$705,000
Unrecognized items for tax purposes	(602,053)	(430,000)	(158,000)
Adjustments in tax rates	-	-	(17,000)
Income tax losses not recognized	(467,603)	(559,000)	(530,000)

Future income tax recovery	$14,123	$-	$-

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

15.	INCOME TAXES (continued)

The significant components of the Company's future income tax assets are as follows:

	2011	2010

Capital assets	$113,000	$84,000
Exploration and development deductions	1,703,000	784,000
Non-capital losses carried forward	2,744,000	2,239,000
	4,560,000	3,307,000
Valuation allowance	(4,560,000)	(3,307,000)

	$-	$-

As at August 31, 2011 the Company has available for deduction against future taxable income, non-capital losses in Canada of approximately $4,611,000, and in the USA of approximately $5,423,000.  Unless utilized, these losses will expire through to 2031.

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2011, the available resource deductions amounted to approximately $2,331,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2011, the available USA resource deductions amounted to approximately $1,987,000.

16.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia.  Geographical exploration expenditures and recoveries are detailed in Schedule 1 to the financial statements.

Notes 9 and 10 provide disclosure as to the geographic location of equipment and mineral interests.

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended August 31,
	2011	2010	2009

Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$ 39,592	$ 27,113	$ -
Fair value of shares issued for mineral interests	134,000	251,000	-
Fair value of shares issued for finder's fees	-	101,332	-
Fair value of shares received for mineral interests	134,959	45,000	20,000
Fair value of options exercised	62,716	8,576	-
Fair value of warrants exercised	-	4,306	-
Mineral interest recovery in amounts receivable	152,854	-	-

Cash paid during the year for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2011, the Company:

a)
granted stock options to directors, officers, employees and consultants on 1,865,000 shares of the Company's capital stock, exercisable for up to five years at a price of $0.40 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant;

b)	issued 100,000 warrants exercisable at $0.60 for a period of two years, to Range Minerals pursuant to the underlying lease on the Ester Dome property in Alaska (Note 10(e));

c)	issued 40,000 common shares to ExpoGold pursuant to the Cajamarca Option (Note 10(q)); and

d)	reports that 100,000 share purchase warrants expired on December 9, 2011.

19.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  There are no material variations in the accounting principles, practices, and methods used in preparing these financial statements from those principles, practices, and methods accepted in the United States ("US GAAP").

On September 1, 2011, the Company will transition from the current Canadian GAAP standards to IFRS.  The Company will not be required to provide a reconciliation note to United States GAAP in future financial statements.

