Form 20-F/A
period 2010-08-31
MIRANDA GOLD CORP
filed 2012-08-29
CIK 942149

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
Yes ☒No ☐

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
N/A           Yes ☐ No ☐
Explanatory Note

In response to a comment from the staff of the Securities and Exchange Commission the Company has obtained a replacement audit opinion from Davidson & Company LLP that clarifies the language about Miranda Gold’s ability to continue as a going concern.

Item 17 with the replacement audit opinion follows:

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

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2011, 2010 and 2009

(Stated in Canadian Dollars)

 INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp. which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

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

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that casts substantial doubt about Miranda Gold Corp.’s ability to continue as a going concern.
“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 13, 2011

AUDITORS’ REPORT

To the Shareholders of
Miranda Gold Corp.

We have audited the consolidated statements of loss and comprehensive loss, cash flows, and shareholders’ equity for the year ended August 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Vancouver, Canada                                                                     “Morgan & Company”

December 9, 2009                                                                        Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

		August 31,	August 31,
	Note	2011	2010

ASSETS

Current
Cash and cash equivalents	5	$ 7,636,663	$ 10,298,439
Amounts receivable	6	477,751	103,324
Marketable securities	4 & 7	378,300	139,500
Advances and prepaid expenses	8	101,002	123,919
		8,593,716	10,665,182

Equipment	9	207,955	148,851
Mineral interests	10	304,030	554,671
		$ 9,105,701	$ 11,368,704

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 178,392	$ 199,393

Shareholders' equity
Share capital		26,502,488	25,839,086
Contributed surplus		6,889,610	6,395,623
Warrants		1,005,613	809,028
Accumulated other comprehensive income		98,864	34,500
Deficit		(25,569,266)	(21,908,926)
		8,927,309	11,169,311
		$ 9,105,701	$ 11,368,704
Nature of operations and going concern	1
Subsequent events	10 & 18

Approved by the Board of Directors on December 13, 2011

“Kenneth Cunningham”	“G. Ross McDonald”

Kenneth Cunningham, Director	G. Ross McDonald, Director

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

		Year ended August 31,
	Note	2011	2010	2009

Expenses
Amortization		$ 79,599	$ 48,111	$ 48,973
Consulting		124,321	136,569	160,233
Directors fees		32,129	43,355	28,463
Foreign exchange		44,265	25,234	(32,402)
Insurance		41,575	41,046	53,795
Investor relations		204,499	189,529	191,174
Management fees earned		(3,123)	-	(16,920)
Mineral property income		(40,914)	(59,028)	(238,837)
Office rent, telephone, secretarial, sundry		190,850	207,395	158,042
Professional fees		80,398	253,043	74,004
Property exploration costs (Schedule 1)		1,350,487	1,160,054	469,110
Stock based compensation		556,703	174,832	537,550
Travel and business promotion		123,044	173,867	146,463
Transfer agent, filing and regulatory fees		56,400	65,619	51,981
Wages and benefits		733,037	792,729	771,700
		3,573,270	3,252,355	2,403,329
Loss before other items		(3,573,270)	(3,252,355)	(2,403,329)
Other items
Interest earned		105,736	58,700	207,613
Write-off of mineral interests		(206,929)	(27,580)	(169,210)
Loss on disposal of equipment		-	(4,440)	-
Gain on sale of marketable securities		-	94,844	27,965
		(101,193)	121,524	66,368
Loss before income taxes		(3,674,463)	(3,130,831)	(2,336,961)

Future income tax recovery	15	14,123	-	-

Loss for the year		(3,660,340)	(3,130,831)	(2,336,961)
Unrealized gain (loss) on marketable securities, net of tax		64,364	(64,925)	69,939
Comprehensive loss for the year		$ (3,595,976)	$ (3,195,756)	$ (2,267,022)
Basic and diluted loss per common share		$ (0.07)	$ (0.07)	$ (0.05)
Weighted average number of common shares outstanding		52,435,384	47,877,477	44,892,010

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Year ended August 31,
	2011	2010	2009

Cash provided from (used for):

Operating activities
Loss for the year	$ (3,660,340)	$ (3,130,831)	$ (2,336,961)
Items not affecting cash:
Amortization	79,599	48,111	48,973
Future income tax recovery	(14,123)	-	-
Unrealized foreign exchange loss	3,980	2,776	-
Write-off of mineral interests	206,929	27,580	169,210
Shares received as mineral property income	(29,334)	(24,167)	-
Stock based compensation	556,703	174,832	537,550
Loss on disposal of equipment	-	4,440	-
Gain on sale of marketable securities	-	(94,844)	(27,965)
	(2,856,586)	(2,992,103)	(1,609,193)
Change in non-cash working capital items:
Amounts receivable	(221,573)	47,394	120,848
Advances and prepaid expenses	22,917	(52,521)	(10,691)
Accounts payable and accrued liabilities	(21,001)	106,335	(50,851)
	(3,076,243)	(2,890,895)	(1,549,887)

Investing activities
Equipment purchases	(138,703)	(74,377)	(60,819)
Mineral interest recoveries	12,764	154,625	-
Mineral interest acquisitions	(83,273)	(333,500)	(35,108)
Proceeds from sale of marketable securities	-	116,844	60,965
	(209,212)	(136,408)	(34,962)

Financing activities
Shares issued	627,750	3,723,720	-
Share issue costs	(4,071)	(85,594)	-
	623,679	3,638,126	-

Increase (decrease) in cash and cash equivalents	(2,661,776)	610,823	(1,584,849)

Cash and cash equivalents, beginning of the year	10,298,439	9,687,616	11,272,465

Cash and cash equivalents, end of the year	$ 7,636,663	$ 10,298,439	$ 9,687,616

Cash and cash equivalents is comprised of:
Cash	$ 7,636,663	$ 10,298,439	$ 258,436
Short-term deposits	-	-	9,429,180
	$ 7,636,663	$ 10,298,439	$ 9,687,616

Supplementary disclosure with respect to cash flows – Note 17

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2008	44,892,010	$ 22,718,993	$ 4,527,306	$ 1,168,817	$ 29,486	$ (16,441,134)	$ 12,003,468
Stock based compensation	-	-	537,550	-	-	-	537,550
Increase in unrealized holding gains on marketable securities	-	-	-	-	70,439	-	70,439
Realized gain on sale of marketable securities	-	-	-	-	(500)	-	(500)
Loss for the year	-	-	-	-	-	(2,336,961)	(2,336,961)
Balance, August 31, 2009	44,892,010	22,718,993	5,064,856	1,168,817	99,425	(18,778,095)	10,273,996

Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Share issues:
Private placement	5,686,492	2,914,305	-	781,915	-	-	3,696,220
Finders' fee	180,950	101,332	-	-	-	-	101,332
Share issue costs	-	(186,926)	-	-	-	-	(186,926)
Exercise of warrants	15,000	12,556	-	(4,306)	-	-	8,250
Exercise of stock options	55,000	27,826	(8,576)	-	-	-	19,250
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	27,113	-	-	27,113
Fair value of shares issued pursuant to a mineral interest agreement	450,000	251,000	-	-	-	-	251,000
Stock based compensation	-	-	174,832	-	-	-	174,832
Increase in unrealized holding gains on marketable securities	-	-	-	-	18,075	-	18,075
Realized gain on sale of marketable securities	-	-	-	-	(83,000)	-	(83,000)
Loss for the year	-	-	-	-	-	(3,130,831)	(3,130,831)

Balance, August 31, 2010	51,279,452	25,839,086	6,395,623	809,028	34,500	(21,908,926)	11,169,311

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	320,000	190,466	(62,716)	-	-	-	127,750
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	39,592	-	-	39,592
Fair value of shares issued pursuant to a mineral interest agreement	250,000	134,000	-	-	-	-	134,000
Stock based compensation	-	-	556,703	-	-	-	556,703
Increase in unrealized holding gains on marketable securities, net of tax	-	-	-	-	64,364	-	64,364
Loss for the year	-	-	-	-	-	(3,660,340)	(3,660,340)

Balance, August 31, 2011	52,849,452	$ 26,502,488	$ 6,889,610	$ 1,005,613	$ 98,864	$ (25,569,266)	$ 8,927,309

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 251,471	$ (251,471)	$ -
Big Blue	177,741	(177,741)	-
Coal Canyon	33,159	(32,367)	792
East Spruce	34,980	-	34,980
FUSE	3,481	-	3,481
General exploration	332,813	-	332,813
HOG	3,279	-	3,279
Iron Point	68,536	-	68,536
PPM / Poverty Peak	39,115	-	39,115
Red Canyon	2,850	(2,850)	-
Red Hill	60,804	(60,804)	-
Redlich	2,022	-	2,022
Rook	25,170	-	25,170
TAZ	4,973	(2,893)	2,080
	1,040,394	(528,126)	512,268
Alaska:
Ester Dome	139,943	(72,102)	67,841

Colombia:
Property investigation costs	770,378	-	770,378
Pavo Real	5,575	(5,575)	-

Property exploration costs	$ 1,956,290	$ (605,803)	$ 1,350,487

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 101,075	$ (96,347)	$ 4,728
Big Blue	144,581	(68,846)	75,735
BPV	85	(85)	-
Coal Canyon	65,256	(65,256)	-
CONO	(213)	213	-
FUSE	1,463	-	1,463
General exploration	410,642	-	410,642
HOG	6,873	-	6,873
Iron Point	58,743	(47,855)	10,888
Neon	(13,397)	-	(13,397)
Red Canyon	19,614	(19,614)	-
Red Hill	45,326	(44,237)	1,089
Redlich	17,630	-	17,630
TAZ	50,032	-	50,032
	907,710	(342,027)	565,683

Alaska:
Ester Dome	90,529	-	90,529

Colombia:
Property investigation costs	503,842	-	503,842
Pavo Real	34,783	(34,783)	-

Property exploration costs	$ 1,536,864	$ (376,810)	$ 1,160,054

See notes to the consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1
PROPERTY EXPLORATION COSTS
(Stated in Canadian Dollars)

	Year ended August 31, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 69,885	$ (69,885)	$ -
BPV	7,094	(7,094)	-
Coal Canyon	122,709	(122,709)	-
CONO	12,044	(12,044)	-
FUSE	1,776	-	1,776
General exploration	273,747	(10,805)	262,942
Horse Mountain	3,276	-	3,276
Iron Point	36,508	(36,508)	-
Neon	16,239	-	16,239
Big Blue	1,650	-	1,650
Red Canyon	58,960	(58,960)	-
Red Hill	16,178	-	16,178
Redlich	42,449	-	42,449
	662,515	(318,005)	344,510
Mexico:
Property investigation costs	124,600	-	124,600

Property exploration costs	$ 787,115	$ (318,005)	$ 469,110

See notes to the consolidated financial statements

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in Alaska and Nevada in the United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues, and is considered a company in the exploration stage.

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

a) Basis of Presentation and Consolidation

These financial statements include the accounts of the Company and its two wholly-owned subsidiaries: in the U.S.A., Miranda U.S.A. Inc.; and in Colombia, Miranda Gold Colombia I Ltd. (“MAD I”), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.

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

Mineral property option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as mineral property income.

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

i) Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise stated. Transactions recorded in United States dollars and Colombian Peso have been translated into Canadian dollars using the Temporal Method as follows:

•	monetary items at the rate prevailing at the balance sheet date;

•	non-monetary items at the historical exchange rate;

•	revenue and expense at the average rate in effect during the applicable accounting period.

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

n) Financial Instruments - Recognition and Measurement

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net loss.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.

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

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has implemented the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as held-for-trading;

•	Amounts receivable have been classified as loans and receivables;

•	Marketable securities have been classified as available-for-sale; and

•	Accounts payable and accrued liabilities have been classified as other financial liabilities.

o)      Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains and losses on its marketable security investments, net of the effect of income tax. Cumulative changes in OCI are included in Accumulated Other Comprehensive Income which is presented as a category within shareholders’ equity on the balance sheet.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

a)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

b)	Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)	International financial reporting standards (“IFRS”)

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

3.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management - The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities.

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
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

3.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit Risk – Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents are held in high-quality financial institutions.  The Company’s receivables consist primarily of sales tax receivables due from the federal government and receivables from companies with which the Company has exploration agreements or options.  The maximum exposure to credit risk at the reporting date is the carrying value of the Company’s receivables, and cash and cash equivalents.

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

Foreign Exchange Risk - The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States dollar against the Canadian dollar would result in an approximate $64,000 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the COP against the Canadian dollar would result in an approximate $7,000 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP in ‘000

Cash and cash equivalents	$ 276,432	142,892
Amounts receivable	443,563	1,792
Advances and prepaid expenses	14,000	19,664
Accounts payable and accrued liabilities	(82,546)	(39,418)
Net assets	$ 651,449	124,930

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

The valuation of investments in marketable securities include available for sale securities.  The Company’s Level 1 assets include common shares available for sale with no trading restrictions as determined using a market approach based upon unadjusted quoted prices for identical assets in an active market.   The Company’s Level 2 assets include common shares with trading restrictions imposed by the TSX Venture Exchange (“TSX-V”), that will be removed within one year of the financial period reporting date as determined using a market approach and based upon quoted prices for identical assets in an active market adjusted by a discount to market comparable to the discount allowed by the TSX-V for private placements.  The Company’s Level 3 assets include common shares in private companies for which there is no market data available, but where there is adequate information available from the private company in order to determine a reasonable valuation.

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

On September 25, 2009, Golden Aria Corp. (“Golden Aria”) consolidated its shares so that the Company’s holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010, to Enertopia Corporation (“Enertopia”).  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010, and has recorded an unrealized loss of $25,000 on this investment in OCI in the year ended August 31, 2011.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. (“White Bear”) when White Bear began trading on the TSX-V on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010, and all 400,000 shares were valued at White Bear’s initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.  On October 15, 2010, White Bear consolidated their common shares on a 2:1 basis resulting in the Company’s holdings changing from 400,000 shares to 200,000 shares.

The Company recorded the fair value of 200,000 shares of NuLegacy Gold Corporation (“NuLegacy”) prior to their public listing.  An additional 50,000 shares of NuLegacy were received in March 2011 pursuant to the amendment of the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property to the agreement (Note 10(c)).  After NuLegacy’s initial public offering and concurrent listing on the TSX-V, the Company’s shares were exchanged for tradable shares; however, 40,000 of the shares are subject to a hold period.  The fair value of the hold-period shares has been discounted 25% pursuant to the TSX-V’s definition of “discounted market price”.  The Company has recorded an unrealized loss of $14,313 on this investment in OCI in the year ended August 31, 2011.

In July 2011, Teslin River Resources Corp. (“Teslin”) merged with Queensgate Resources Corporation (“Queensgate”).  The terms of the merger include the issuance of one share of Teslin for each one outstanding share of Queensgate.  The Company had recorded a $15,000 unrealized gain on this investment in OCI in the year ended August 31, 2010, and has recorded a further unrealized gain of $12,000 on this investment in OCI in the year ended August 31, 2011.

Pursuant to option agreements (see Note 10(o), (p) & (q)) between the Company and ExpoGold Colombia S.A. (“ExpoGold”), the Company must issue common shares to ExpoGold on certain dates and milestones to maintain the options.  On each of June 30, 2010, December 21, 2010, and June 16, 2011, the Company issued 100,000 common shares to ExpoGold; then Red Eagle Mining Corporation (“Red Eagle”), in turn, issued a total of 300,000 common shares to Miranda pursuant to the terms of the two shareholder agreements between the Company and Red Eagle.  All of the 300,000 shares held of Red Eagle are subject to various hold periods.  Therefore, the fair value of the investment has been discounted 20% to reflect the hold, pursuant to the TSX-V’s definition of “discounted market price”.   The Company recorded an unrealized gain of $105,800 on the Red Eagle investment in OCI in the year ended August 31, 2011.

The Company recorded $14,123 as the future income tax effect of the accumulated unrealized gains in OCI as at August 31, 2011.

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2011	As at August 31, 2010
Advances held by employees in the USA	$ 9,794	$ 12,798
Advances held by officers in the USA – related party	3,918	4,266
Advances held by employees and suppliers in Colombia	10,818	53,742
Prepaid expenses in Canada	73,853	53,113
Prepaid expenses in Colombia	2,619	-

Total	$ 101,002	$ 123,919

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

9.	EQUIPMENT

	August 31, 2011
	Cost	Accumulated amortization	Net Book Value

Canada:
Computer equipment	$ 23,146	$ (19,656)	$ 3,490

United States:
Computer equipment	195,993	(128,027)	67,966
Furniture and fixtures	18,412	(12,625)	5,787
Field equipment	217,081	(152,538)	64,543
	431,486	(293,190)	138,296

Colombia
Computer equipment	36,060	(7,604)	28,456
Field equipment	43,100	(5,387)	37,713
	79,160	(12,991)	66,169
	$ 533,792	$ (325,837)	$ 207,955

	August 31, 2010
	Cost	Accumulated amortization	Net Book Value

Canada:
Computer equipment	$ 23,146	$ (18,275)	$ 4,871

United States:
Computer equipment	128,365	(86,589)	41,776
Furniture and fixtures	18,412	(11,056)	7,356
Field equipment	216,699	(129,048)	87,651
	363,476	(226,693)	136,783

Colombia
Computer equipment	8,467	(1,270)	7,197
Field equipment	-	-	-
	8,467	(1,270)	7,197
	$ 395,089	$ (246,238)	$ 148,851

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS

	August 31, 2010	Additions	Recoveries	Write off of interest	August 31, 2011
Nevada:
Angel Wing	$ 40,734	$ -	$ -	$ -	$ 40,734
Big Blue	-	-	-	-	-
Coal Canyon	11,325	-	(11,325)	-	-
East Spruce	-	5,042	-	-	5,042
Fuse	-	-	-	-	-
HOG	1,651	-	-	-	1,651
Iron Point	43,555	16,113	-	-	59,668
PPM / Poverty Peak	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,500	-	-	-	15,500
Rook	-	6,623	-	-	6,623
TAZ	12,764	-	(12,764)	-	-
	125,529	27,778	(24,089)	-	129,218

Alaska:
Ester Dome	67,939	39,592	(30,639)	-	76,892

Colombia:
Anori	41,353	17,499	-	(58,852)	-
Cajamarca	97,829	17,499	(66,368)	-	48,960
Fresno	60,652	17,499	(29,191)	-	48,960
Ibague	58,117	17,499	(26,656)	(48,960)	-
Pavo Real	21,634	102,000	(123,634)	-	-
Santander	81,618	17,499	-	(99,117)	-
	361,203	189,495	(245,849)	(206,929)	97,920
Mineral interests	$ 554,671	$ 256,865	$ (300,577)	$ (206,929)	$ 304,030

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

10.	MINERAL INTERESTS (continued)

	August 31, 2009	Additions	Recoveries	Write off of interest	August 31, 2010
Nevada:
Angel Wing	$ 50,734	$ 56,246	$ (66,246)	$ -	$ 40,734
Big Blue	-	26,787	(26,787)	-	-
BPV	11,325	150	-	(11,475)	-
CONO	11,325	-	-	(11,325)	-
Coal Canyon	11,325	-	-	-	11,325
Fuse	-	-	-	-	-
HOG	-	1,651	-	-	1,651
Iron Point	53,555	-	(10,000)	-	43,555
Neon	4,780	-	-	(4,780)	-
PPM	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	30,328	30,680	(61,008)	-	-
Redlich	15,500	-	-	-	15,500
TAZ	-	12,764	-	-	12,764
	188,872	128,278	(164,041)	(27,580)	125,529

Alaska:
Ester Dome	-	67,939	-	-	67,939

Colombia:
Association Agreement	-	339,569	-	-	339,569
Pavo Real	-	75,827	(54,193)	-	21,634

Mineral interests	$ 188,872	$ 611,613	$ (218,234)	$ (27,580)	$ 554,671

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

On September 17, 2010, the Company signed an exploration and option to enter joint venture agreement with Ramelius Resources Ltd. (“Ramelius”).  Ramelius paid the Company $12,583 (US$12,180) and Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the “Initial Earn-in”).  Once Ramelius has completed the Initial Earn-In they shall have the option to exercise the right to earn a vested 70% interest in Angel Wing by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.  If Ramelius elects not to exercise that right, but completes the initial earn-in, it shall be entitled to a net smelter royalty (“NSR”) of 1% to be capped at two times their total expenditures.

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

On May 6, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius.  Ramelius paid the Company $52,477 (US$50,000) and Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the “Initial Earn-in”).  Once Ramelius has completed the Initial Earn-In they shall have the option to exercise the right to earn a vested 70% interest in Big Blue by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.

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

On October 1, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) and Agnico paid the Company $70,116 (US$70,385) as reimbursement for Alaska claim maintenance fees, filing costs, and the underlying Range lease.  In addition, as at August 31, 2011, Agnico owes the Company US$30,000 (in amounts receivable at August 31, 2011, received subsequently).

Agnico may earn a 51% interest in Ester Dome by expending US$4,000,000 over five years (the “Initial Earn-In”).  Once Agnico has completed the Initial Earn-In, they shall have earned a 51% interest in the property, and then have the option and right to earn an additional 19% interest for a total of 70% interest by either funding 100% of exploration costs required to complete a bankable feasibility study within five years at a minimum rate of US$1,000,000 per year after the completion of the Initial Earn-In period or by spending an additional US$10,000,000 within 10 years after the Initial Earn-In period.

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

On August 1, 2008, the Company signed an exploration agreement with option to joint venture with Montezuma Mines Inc. (“Montezuma”) a subsidiary of CMQ Resources Inc. Montezuma may earn a 60% interest in the Red Canyon  property by funding US$4,000,000 in qualified expenditures over a five-year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election with minimum annual expenditures of US$1,500,000 or by funding US$10,000,000 in additional exploration within 10 years.

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

During the 2010 fiscal year additional claims within the area of interest of the Red Canyon mining lease were staked (“NC” claims) and are included in the exploration with option to joint venture agreement with Montezuma.

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

On June 4, 2010, the Company signed an agreement with SIN Holdings Inc. (“SIN”) whereby SIN could have earned a joint venture interest; however SIN immediately terminated the agreement and did not fulfil its obligations.

m)	Rook Property, Eureka County, Nevada

During the year ended August 31, 2011, the Company staked new claims at a cost of $6,623.

n)	TAZ Property, Eureka County, Nevada

The Company holds claims comprising the TAZ property Eureka County, Nevada.

Certain of the TAZ claims are subject to a 1% NSR royalty pursuant to a finder’s fee agreement and, in addition, the Company paid the finder $2,081 (US$2,000).

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

TGL paid the Company $20,400 (US$19,880) as reimbursement of claim maintenance fees of which $12,764 was recorded as a recovery of the Company’s acquisition costs and the residual amount of $7,636 recorded as mineral property income (a current year recovery of expenditures).

o)	Association Agreement, Colombia

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the “Association Agreement”) by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd. (“MAD II”) and the Colombian branch of MAD II.

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

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

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

On June 25, 2010, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of Rovira to Red Eagle.  The activities of Rovira are governed by the SA.  To maintain its 70% shareholding in Rovira, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 contribution to Rovira within four years.  These funds will be used to fund exploration work at the Pavo Real project.  Red Eagle must then further fund Rovira at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  At the time the board of directors of Rovira approves a feasibility study and a mine construction program on the Pavo Real project, Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in Rovira by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of Rovira to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Option.  Miranda will be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo Option.

q)	Cajamarca Option, Colombia

On December 10, 2010, the Company executed three option agreements to acquire the Cajamarca, Fresno and Ibague mining interests (collectively the “Cajamarca Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia IV Ltd. (“MAD IV”); and the Colombian branch of MAD IV.  The terms of the Cajamarca Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

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

Fiscal 2010

On March 18, 2010, the Company completed a non-brokered private placement of 5,686,492 units at a price of $0.65 per unit, for gross proceeds of $3,696,220.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.00 per share until March 18, 2012.  The proceeds of the financing of $3,696,220 were allocated on a relative fair value basis as $2,914,305 to common shares and $781,915 as to warrants.  An additional 180,950 shares at a value of $101,332 were issued as a finder’s fee pursuant to the private placement.   Cash share issue costs pursuant to this private placement were an additional $85,594.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.56%; an expected volatility of 79%; an expected life of 2 years; and an expected dividend of zero.

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

The continuity for stock options for the year ended August 31, 2011, is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2011
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-
April 17, 2011	$ 0.70	400,000	-	-	(400,000)	-
May 31, 2011	$ 0.70	50,000	-	-	(50,000)	-
March 28, 2012	$ 0.70	395,000	-	-	(260,000)	135,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(245,000)	-	1,957,000
September 26, 2015	$ 0.56	-	1,895,000	(75,000)	(75,000)	1,745,000
December 1, 2015	$ 0.69	-	50,000	-	-	50,000
April 19, 2016	$ 0.56	-	100,000	-	-	100,000
		4,297,000	2,045,000	(320,000)	(865,000)	5,157,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.40	$ 0.73	$ 0.52

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

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

The continuity for stock options for the year ended August 31, 2009, is as follows:

Expiry date	Exercise price	Balance, August 31,2008	Granted	Exercised	Expired	Balance, August 31, 2009
February 9, 2009	$ 0.53	465,000	-	-	(465,000)	-
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
April 17, 2011	$ 0.70	425,000	-	-	-	425,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
March 28, 2012	$ 0.70	470,000	-	-	-	470,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	-	2,257,000	-	-	2,257,000
		3,633,750	2,257,000	-	(465,000)	5,425,750

Weighted average exercise price		$ 0.69	$ 0.35	$ -	$ 0.53	$ 0.56

d)	Stock Based Compensation:

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

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2011 is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance August 31, 2011
December 9, 2011	$ 0.50	100,000	-	-	-	100,000
March 18, 2012	$ 1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$ 0.55	-	100,000	-	-	100,000
November 3, 2012	$ 0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$ 0.99	$ 0.73	$ -	$ -	$ 0.95

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

The continuity for share purchase warrants for the year ended August 31, 2010 is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Issued	Exercised	Expired	Balance August 31, 2010
October 4, 2009	$ 1.50	4,713,500	-	-	(4,713,500)	-
January 23, 2010	$ 0.55	15,000	-	(15,000)	-	-
December 9, 2011	$ 0.50	-	100,000	-	-	100,000
March 18, 2012	$ 1.00	-	5,686,492	-	-	5,686,492
		4,728,500	5,786,492	(15,000)	(4,713,500)	5,786,492

Weighted average exercise price		$ 1.50	$ 0.99	$ 0.55	$ 1.50	$ 0.99

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

The continuity for share purchase warrants for the year ended August 31, 2009 is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, August 31, 2009
January 23, 2009	$ 0.50	11,250	-	-	(11,250)	-
October 4, 2009	$ 1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,739,750	-	-	(11,250)	4,728,500

Weighted average exercise price		$ 1.49	$ -	$ -	$ 0.50	$ 1.50

13.	MANAGEMENT OF CAPITAL

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

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and longer.

Miranda Gold Corp.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2011, 2010, and 2009
(stated in Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties include a company owned by an executive officer as follows:

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

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Coal Canyon and Red Hill property leases.

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

Subsequent to August 31, 2011, the Company:

a)
granted stock options to directors, officers, employees and consultants on 1,865,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.40 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant;

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

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  There are no material variations in the accounting principles, practices, and methods used in preparing these financial statements from those principles, practices, and methods accepted in the United States (“US GAAP”).

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

Dated August 28, 2012

On Behalf of MIRANDA GOLD CORP.

By: “Ken Cunningham”

Kenneth Cunningham, President, Chief Executive Officer and
Director

By: “Doris Meyer”

Doris Meyer, Chief Financial Officer and
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)

(1)	Filed as an exhibit to this annual report on Form 20F/A.