Form 20-F/A
period 2011-08-31
MIRANDA GOLD CORP
filed 2012-08-30
CIK 942149

OMB Number: 3235-0288 Expires: December 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Dated August 30, 2012

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