Form 20-F
MIRANDA GOLD CORP
filed 2012-12-14
CIK 942149

OMB Number: 3235-0288 Expires: April 30, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

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

  1

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

53,074,452 common shares

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
N/A    Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

2 | Page

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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
N/A           Yes ☐ No ☐

3 | Page

Table of Contents

GLOSSARY OF TERMS AND ABBREVIATIONS		4
NOTE ON FORWARD LOOKING INFORMATION		9
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12
ITEM 3	KEY INFORMATION	12
A.	SELECTED FINANCIAL DATA	12
B.	CAPITALIZATION AND INDEBTEDNESS	13
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	13
D.	RISK FACTORS	13

ITEM 4	INFORMATION ON MIRANDA	20
A.	HISTORY AND DEVELOPMENT OF MIRANDA	20
B.	BUSINESS OVERVIEW	22
C.	ORGANIZATIONAL STRUCTURE	22
D.	PROPERTY	23
	UNRESOLVED STAFF COMMENTS	47
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48
A.	OPERATING RESULTS	48
B.	LIQUIDITY AND CAPITAL RESOURCES	49
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	51
D.	TREND INFORMATION	51
E.	OFF-BALANCE SHEET ARRANGEMENTS	51
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	51
G.	SAFE HARBOR	51

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
A.	DIRECTORS AND SENIOR MANAGEMENT	52
B.	COMPENSATION	55
C.	BOARD PRACTICES	57
D.	EMPLOYEES	60
E.	SHARE OWNERSHIP	60

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
A.	MAJOR SHAREHOLDERS	63
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	64

1 | Page

ITEM 8	FINANCIAL INFORMATION	64
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	64
B.	SIGNIFICANT CHANGES	64

ITEM 9	THE OFFER AND LISTING	64
A.	OFFER AND LISTING DETAILS	64
B.	PLAN OF DISTRIBUTION	66
C.	MARKETS	66
D.	DILUTION	66
E.	EXPENSES OF THE ISSUE	66

ITEM 10 ADDITIONAL INFORMATION		66
A.	SHARE CAPITAL	66
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	66
C.	MATERIAL CONTRACTS	67
D.	EXCHANGE CONTROLS	67
E.	TAXATION	67
F.	DIVIDENDS AND PAYING AGENTS	74
G.	STATEMENT BY EXPERTS	74
H.	DOCUMENTS ON DISPLAY	74
I.	S UBSIDIARY INFORMATION	74

2 | Page

ITEM 17	FINANCIAL STATEMENTS	79
ITEM 18	FINANCIAL STATEMENTS	79
ITEM 19	EXHIBITS	79

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

3 | Page

GLOSSARY OF TERMS AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico
Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project.

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

4 | Page

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

5 | Page

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

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, Rovira Mining Limited (formerly MAD III), MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III
Miranda Gold Colombia III is a B.C. company with a Colombian branch that is the optionee of the Company’s Pavo Real project in Colombia.  Red Eagle changed the name of the Company to Rovira Mining Limited.

MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch of that is the lessee of the Company’s Cajamarca project in Colombia.
MAD V	Miranda Gold Colombia V is a B.C. company with a Colombian branch organized to hold a mineral property option/lease that is under negotiation.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
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

Ramelius
Ramelius Resources Ltd. a company listed on the ASX.  The Company has an option agreement with Ramelius on the Angel Wing property and did have an option agreement on the Big Blue property until it was terminated in fiscal 2012.

Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.

6 | Page

Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle is the Company’s partner in MAD III and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification
Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

SPA
Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company.  The Company entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).

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
Teslin River
Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012 as part of the Mustang property purchase.

TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)

7 | Page

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

•	The Company’s financial and operating objectives;
•	The Company’s exploration, environmental, health and safety initiatives;
•	The availability of qualified employees for the Company’s operations; and
•	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks that may affect the Company’s operating or capital plans;
•	Risks generally encountered in the development of mineral properties such as:
o	unusual or unexpected geological formations,
o	unanticipated metallurgical difficulties,
o	ground control problems,
o	adverse weather conditions, and
o	process upsets and equipment malfunctions;
•	Risks associated with labor disturbances and unavailability of skilled labor;

8 | Page

•	Risks associated with market prices of the Company’s principal commodities, which are cyclical and subject to substantial price fluctuations;
•	Risks created through competition for mining properties;
•	Risks associated with having little or no history of production;
•	Risks associated with mineral reserve and resource estimates;
•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
•	Risks associated with environmental compliance and changes in environmental legislation and regulation;
•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;
•	Risks associated with title claims and other title, license and permit risks;
•	Social and political risks associated with operations in foreign countries;
•	Risks of changes in tax or royalty laws or their interpretation;
•	Risks associated with tax reassessments and legal proceedings;
•	Risks associated with the loss of key personnel;
•	Risk related to indemnification of officers and directors;
•	Risks related to having limited financial resources;
•	Risk of dilution to present and prospective shareholdings;
•	Credit risk; and
•	Share price fluctuation risk.

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

9 | Page

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

ITEM 3                      KEY INFORMATION

A.                      Selected Financial Data

The following financial information has been extracted from Miranda Gold Corp.’s (the “Company”, “Miranda”, “we”, “us”, “our”, “ours”) consolidated financial statements for the years indicated and is expressed in Canadian dollars.  The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting standards Board and Interpretations of the International Financial Reporting Interpretations Committee.  The policies applied in the financial statements are based on the IFRS issued and outstanding as at the date the Board of directors approved the financial statements for issue.  Prior to adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles.

The information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources,” and the consolidated financial statements of Miranda filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last two fiscal years ended August 31.

For the Year Ended August 31

	2012 IFRS	2011 (Restated IFRS)
	$	$
Operating Revenue	Nil	Nil
Loss for the year	3,638,037	3,698,003
Loss per share: basic and diluted	(0.07)	(0.07)
Total assets	5,889,880	9,072,206
Total liabilities	232,792	178,392
Working capital	5,249,511	8,415,324
Net assets	5,657,088	8,893,814
Capital stock	26,591,533	26,502,488
Dividends per share	Nil	Nil
Weighted average number of shares outstanding	52,927,922	52,435,384

10 | Page

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2008 through to August 31, 2012.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2012	1.009
For the Year Ended August 31, 2011	0.989
For the Year Ended August 31, 2010	1.045
For the Year Ended August 31, 2009	1.179
For the Year Ended August 31, 2008	1.007

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2012	July 2012	August 2012	September 2012	October 2012	November 2012
High	1.0313	1.0163	0.9947	0.9808	0.9896	0.9991
Low	1.0248	1.0116	0.9907	0.9759	0.9846	0.9951

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $0.9872 as of December 10, 2012.

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

11 | Page

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

Enactment of Government Legislation May Significantly Affect the Mining Industry

In the U.S., certain of Miranda’s exploration properties occur on unpatented lode mining claims that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.  Changes to the mining laws are frequently proposed in the US Congress. The most recent proposed changes to the mining law were contained in President Obama‘s proposed budget, which included a proposal to replace the land tenure provisions of the mining law with a leasing program and to impose a 5% gross royalty on minerals produced under the new leasing system. The proposal appears to grandfather existing rights. The budget proposal included no legislative language so the exact parameters of the proposal are uncertain. It is uncertain whether the proposal will be part of any budget that is ultimately approved.

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

12 | Page

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

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate significantly; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

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

13 | Page

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

14 | Page

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

15 | Page

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

16 | Page

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

The market price of Miranda’s common shares has ranged from a high of $0.50 and a low of $0.24 during the twelve month period ended November 30, 2012. See “Market for Common Equity and Related Shareholder Matters”.

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

17 | Page

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

Miranda's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary.  The telephone number is +1 (604) 536-2711 and the facsimile number is +1 (604) 536-2788.

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

18 | Page

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

Effective September 19, 2011, the Company entered into a SPA and SA with Red Eagle. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD IV to Red Eagle.  To maintain its 70% shareholding in MAD IV, Red Eagle must make an aggregate US$4,000,000 contribution to MAD IV within the next five years.  These funds will be used to fund exploration work collectively at the Cajamarca project.

During the fiscal year ended August 31, 2011, Miranda staked certain claims known as the East Spruce project in the South Pequop Mountains in Elko County and the Rook project in the Roberts Mountains in Eureka County, both in Nevada.

Fiscal year ended August 31, 2012 and subsequent

On December 6, 2011, Red Eagle terminated the Fresno portion of the Cajamarca SPA and SA agreement with MAD IV, and on December 6, 2011, Miranda terminated the Fresno Option Agreement with ExpoGold, and wrote off the residual asset of $33,600.

On April 12, 2012 Navaho Gold requested a relaxation of the 2012 work commitment at Taz due to uncertain markets in Australia. On June 11, 2012, the two companies signed a variation to the exploration and option to enter mining venture agreement which in effect suspected the 2012 work commitment and replaced it with a modest sampling program and assurance that claim fees would be paid.

19 | Page

On July 17, 2012, Miranda and Agnico entered into a non-binding letter of agreement concerning a strategic alliance to pursue precious metal exploration opportunities in central Colombia.

On July 29, 2012, Ramelius terminated its May 6, 2010, exploration and option to enter into a joint venture agreement on the Big Blue property.

On September 1, 2012 the PPM claims were voided when the Company elected not to pay the BLM maintenance fees.

On September 25, 2012, Miranda received a notice of termination from Agnico on the Ester Dome project in Alaska.  Miranda, in turn, terminated the lease with Range Minerals on September 26, 2012, and wrote off the residual asset of $52,865.

Effective October 15, 2012, Miranda acquired the Mustang project in the Walker Lane, Nye County, Nevada, from Teslin River.

In October 2012, Miranda staked the Kibby Flats property in the Walker Lane, Esmeralda County, Nevada.

During the fiscal year ended August 31, 2012, Miranda staked certain claims known as the Fuse project in Eureka County, Nevada.

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

The majority of the Company’s exploration projects are in Nevada with a group of projects in Colombia.  The Nevada projects include the Redlich project located in Esmeralda County; the Big Blue project located in Lander County; Coal Canyon, Fuse, HOG, Red Canyon, Red Hill, Rook and TAZ projects located in Eureka County; the Iron Point project located in Humboldt County; and the Angel Wing and East Spruce projects located in Elko County.  New projects acquired subsequent to August 31, 2012, include the Mustang project located in Nye County, and the Kibby Flats project located in Esmeralda County, Nevada.

The Company’s Colombian projects include the Pavo Real and Cajamarca exploration projects.

We have built a track record of successful project definition and acquisitions.  We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.                      Organizational Structure

We have two active wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. (“MAD I”), which was incorporated under the laws of the Province of British Colombia, Canada.  MAD I which in turn holds the Company’s interests in Miranda Gold Colombia II Ltd., Rovira Mining Limited (formerly Miranda Gold Colombia III Ltd.), Miranda Gold Colombia IV Ltd., and Miranda Gold Colombia V Ltd. all having been incorporated under the laws of the Province of British Colombia, Canada.  Each of the Branch Offices has been organized in Colombia as a “Sucursal Colombia” under certificates issued by “Camara De Comercio De Bogota”.

20 | Page

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

Miranda applies the joint venture business model to its operations.  Through generative exploration, it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a partner to fund the exploration of the project to earn a joint venture interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s exploration funds are expended on generative exploration programs, principally in Nevada in the USA and in Colombia, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.  In the 2012 fiscal year Miranda expanded the Fuse project and subsequent to year end Miranda acquired the Mustang and Kibby Flats properties.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2012.  The Angel Wing, Red Hill/Coal Canyon, Red Canyon, and TAZ properties in Nevada and the Cajamarca and Pavo Real projects in Colombia continued under funding agreements.  The Big Blue project, which was the subject of a funding agreement since May 2010, was terminated by Ramelius, but retained by Miranda.  Miranda is currently seeking funding partners for the Big Blue, East Spruce, Fuse, HOG, Iron Point, PPM, Redlich, and Rook projects in Nevada.  Subsequent to August 31, 2012, Miranda acquired and is seeking funding partners for the Mustang and Kibby Flats projects in Nevada.

21 | Page

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

22 | Page

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	JV Agreement

Angel Wing	Leased/Kuzma	see project description	Federal Lode - BLM	Angel Wings	87	NMC854948-49, NMC854951-77, NMC930074-130, NMC1026923	1,797	Ramelius Resources Ltd.

Big Blue	Leased/Jennings	see project description	Federal Lode - BLM	Oxen & Paul	105	NMC899726-29, NMC928599, NMC 928611, NMC933446, NMC933448, NMC 933456, NMC934001, NMC1013087-152, NMC1029965-93	2,169	none
Big Blue	Miranda	n/a	Federal Lode - BLM	Babe & Moxen	150	NMC1013943-1014005, NMC1018324-1018410	3,099	none

Coal Canyon	Leased/Nevada North	see project description	Federal Lode - BLM	Coal	64	NMC847957-848020	1,322	NuLegacy Gold Corporation

East Spruce	Miranda	n/a	Federal Lode - BLM	MG	69	NMC1028868-1028936	1,426	none

Fuse	Miranda	n/a	Federal Lode - BLM	Fuse & Muse	95	NMC889591-600, NMC 1060876-960	1,963	none

HOG	Miranda	n/a	Federal Lode - BLM	NC	21	NMC1020848-1020861, NMC1020867-1020874	434	none

Iron Point	Miranda	n/a	Federal Lode - BLM	AB OVO, IP	96	NMC893361-386, NMC897415-450, NMC921955-988	1,983	none
Iron Point	Miranda	n/a	Federal Lode - BLM	JTK, RK	226	NMC1033329-364, NMC1042159-348	4,669	none

Kibby Flats	Miranda	n/a	Federal Lode - BLM	KB	131	NMC 1080742-872	2,706	none

Mustang	Miranda	n/a	Federal Lode - BLM	KC, Mustang, Muskate, Jaryn	147	NMC 1080543-617; NMC 836082-85; NMC 859841-871,876-883; NMC 894329-31; NMC 937273; NMC 1011046-064; NMC 1049158-163	3,037	none

Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-71	4,896	Montezuma Mines Inc.
Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	NC	17	NMC1020836-47; NMC1020862-66	351	Montezuma Mines Inc.

Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074	NuLegacy Gold Corporation
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RP & Zero	28	NMC831504-29, NMC847956, NMC1070934	578	NuLegacy Gold Corporation

Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	36	NMC847420-26, NMC847427-43, NMC891145-56,	744	none
Redlich	Miranda	n/a	Federal Lode - BLM	Ready	6	NMC891157-62	124	none
Redlich	Miranda	n/a	Federal Lode - BLM	Set No.	71	NMC863668-76 (even), NMC863677-98, NMC863700, NMC863703-11, NMC863717-18, NMC889466, NMC889468-96, NMC944138, NMC944140	1,467	none

Rook	Miranda	n/a	Federal Lode - BLM	MAZ	87	NMC1033367-426, NMC1033430-448, NMC1033452-453, NMC1049626-631	1,797	none

TAZ	Miranda	n/a	Federal Lode - BLM	TAZ	142	NMC1015502-1015551, NMC1018150-1018241	2,934	Navaho Gold PTY Ltd.

23 | Page

The following is a location map of Miranda’s properties in Nevada.  All of the properties are accessible by road.

MIRANDA GOLD CORP.

Denio
McDermitt
Owyhee
Jackpot
Angel Wing
Vya
Orovada
PPM
Wells
Winnemucca
Iron Point
Elko
West Wendover
Gerlach
Battle Mtn
Carlin
East Spruce Mtn
Lovelock
Fuse
Red Hill
Coal Canyon
HOG
Rook
Red Canyon
TAZ
Reno
Fallon
Big Blue
Austin
Eureka
McGill
Ely
Carson City
Gardnerville
Yerington
Gabbs
Mustang
Hawthorne
Luning
Mina
Kibby Flat
Redlich
Tonopah
Goldfield
Pioche
Panaca
Caliente
Hiko
Alamo
N
W
E
S
0 25 50 100 Miles

As at the date of this Annual Report Miranda’s funding partners are or were exploring and advancing the following projects in Nevada: Angel Wing, Big Blue, Coal Canyon, Red Canyon, Red Hill and TAZ during fiscal 2012.

Angel Wing, Elko County, Nevada

Nature of interest and terms of acquisition

The Angel Wing project consists of unpatented lode mining claims covering approximately 1,800 acres in northeast Elko County, Nevada.

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

Exploration work completed by Miranda and its funding partners on the property

Past work by Miranda and its previous funding partners include mapping, soil and rock sampling and a gravity survey.  Drill targets were identified but funding was not in place by the funding partner and the drilling was not done.

24 | Page

Ramelius contractors conducted additional geologic mapping and soil geochemical surveys in 2010 and magnetic and IP-resistivity surveys in 2010 and 2011. Results from this work and interpretations from magnetic and resistivity geophysical surveys were used to refine existing drill targets and identify additional drill targets. On November 29, 2010, the Company announced Ramelius’ drill results from 1,498 feet of drilling in five holes. Unfavorable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 feet of drilling in eight to ten holes.  Angel Wing has seven gold target areas identified by geologic mapping of quartz-calcite veins with distinctive "angel wing" textures, rock and soil geochemistry, and geophysics.

On December 23, 2011, the Company announced Ramelius drill results from three core holes for a total of 788 feet and twelve reverse-circulation holes totaling 5,520 feet completed from August to October.  Ramelius' 2011 drill program tested five of the target areas. All the holes, except for one vertical hole, were angled across the dominantly northerly trend of structures and veins. The 2011 drilling continued to test the Da Vinci vein  with five holes and provided first-ever drill tests of the three additional outcropping veins: the Botticelli which is a northwestward splay of the Da Vinci vein, the Rossetti, and the Raphael. All 2011 drill holes intersected gold and/or silver mineralization. Seven drill intercepts now indicate the Da Vinci vein's strike length is about 575 feet and vertical extent from surface is about 330 feet.

Ramelius conducted three phases of drilling in 2012 in twelve holes totalling 10,190 feet. The 2012 drilling was planned to further test the Da Vinci vein system as well as resistivity highs flanking the Da Vinci vein and an annular-shaped magnetic anomaly.  The hole directed at the Da Vinci vein was designed to intersect the vein below previous drill intercepts, the deepest of which is about 330 feet below surface, to assess for increased gold and silver grades with depth.  Epithermal veins like at those at Angel Wing have a discrete elevation interval that contains the majority of high-grade mineralization. The geochemistry, textures, and morphologies observed in the 2010 and 2011 drilling suggest this bonanza zone, if present, may be deeper in the system than the existing drill intercepts.

Ramelius drilled seven of the twelve reverse circulation holes drilled in 2012 were located in the south and southwest portions of a donut-shaped magnetic anomaly that is approximately 1,200 feet in diameter. Ramelius refers to this anomaly as Grass Hollow. Tertiary rhyolitic volcanic rocks crop out in the vicinity of the magnetic anomaly. These rhyolites are underlain successively by Tertiary conglomerate and Triassic limestone. The limestone is moderately to strongly decalcified and silicified for approximately 200 feet beneath the conglomerate. The principal gold intercepts are in this altered limestone. All seven holes penetrated deep enough to intersect the altered limestone and gold mineralization and all seven holes intersected gold grades above 0.01 oz Au/ton.

As a result of the encouraging 2012 drill results, Ramelius has initiated development of a Plan of Operations/Nevada Permit for Reclamation (“POO”) with the BLM.  The POO will provide for total land disturbance for drill roads and pads in excess of the maximum 5 acres of disturbance allowed under a Notice of Intent (NOI) that currently regulates Ramelius' drilling-related land disturbance.  Until the POO is approved, Ramelius plans to continue with a modest 2013 drill program under the existing NOI.

To date, Ramelius has drill-tested six target areas with a total of 32 holes aggregating 17,996 ft.

Ramelius met its first and second agreement year obligation to cumulatively expend US$1,100,000 and to complete 4,000 feet of drilling on the project.

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

25 | Page

Big Blue Property, Lander County, Nevada

Nature of interest and terms of acquisition

The Big Blue project consists of unpatented lode mining claims covering approximately 5,268 acres in Lander County, Nevada.

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

Funding partner agreements

On May 6, 2010, the Company signed an exploration and option to joint venture agreement on the Big Blue Project (superseding an acceptance letter, signed on January 28, 2010) with Ramelius.  This exploration and option to joint venture agreement was terminated on July 29, 2012.

26 | Page

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

On May 26, 2011, Miranda announced results from Ramelius’s initial Phase I, four hole reverse-circulation drill program totaling 2,445 feet.  All the holes were drilled at angles to the west to cross inferred northerly trending mineral-controlling structures in potentially favorable carbonate host rocks and in an area of surface and historic drill-indicated gold anomalies.  All four holes intersected anomalous to moderate-grade mineralization including 98 feet of 0.022 oz Au/t and 56 feet of 0.025 oz Au/t.

Ramelius began a second drill campaign (Phase II) in early September 2011, and completed three holes totaling 1,906 feet.  The Phase II drilling continued to test the area of Phase I drilling that contained surface samples containing up to 0.025 oz Au/ton in soils and up to 1.70 oz Au/ton in rocks.  Drill holes in both phases of drilling were designed to cross dominantly northerly trends of structure and alteration.  All holes were terminated due to caving above their target depth of about 1,500 ft.  Total combined drilling in Phases I and II was 4,350 ft.

Ramelius contracted a spectrometry survey of selected soil, rock, and drill samples in 2012. The survey identified mineral products of hydrothermal alteration, especially varieties of clays, which may have developed along fluid pathways.  The purpose of the survey was to help identify structures that may have influenced the distribution of gold mineralization and which can be targeted for drill testing.

Ramelius drilled a total of 2,860 feet in two reverse-circulation holes in its Phase III 2012 campaign. Both holes intersected anomalous gold mineralization in the carbonate section of the lower plate of the Roberts Mountains Thrust (“RMT”). This third round of drilling provided additional tests of structural and geochemical trends along Anomaly Ridge within the West Cottonwood Prospect.  Rock units on the surface of Anomaly Ridge are primarily siliceous siltstones, argillites, and cherts of the upper plate of the RMT. All holes drilled to date at Big Blue have intersected detectable gold mineralization. The anomalous and significant intercepts in Phase I and II drilling are in the upper-plate of the RMT. Better host rocks for sediment-hosted gold mineralization are considered to be the limestone formations beneath the RMT and the Phase III significant gold intersections below 1,000 feet are in these limestones.

Ramelius terminated the Big Blue agreement effective July 29, 2012 and the Company will seek a replacement partner to continue funding exploration.

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

27 | Page

Coal Canyon project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Coal Canyon project consists of 64 unpatented lode mining claims covering approximately 1,320 acres in Eureka County, Nevada in the heart of northern Nevada’s Cortez Gold Trend.

On May 27, 2004, Miranda entered into a 20-year mining lease for the Coal Canyon property with Nevada North with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy-down provisions to 2%.

The terms on the lease require annual Advance Royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250.  The annual Advance Royalty payment due on May 27, 2012, of US$30,000 was paid.

Kenneth Cunningham, a director and officer of Miranda holds a 10% interest in Nevada North’s interest in the property through a prior association with Nevada North.

Funding partner agreements

From April 6, 2005, to March 23, 2007, the Coal Canyon project was under option to Enertopia Corp. (formerly Golden Aria Corp.). During the term of the agreement Enertopia issued to Miranda 125,000 common shares, consolidated from 250,000 shares on September 25, 2009.

From March 11, 2008, until August 2, 2010, the Coal Canyon (and the BPV and CONO projects - since abandoned) was under an exploration agreement with an option to form a joint venture agreement with Teslin River Resources Corp. (formerly Queensgate Resources Corporation). During the term of the agreement Teslin River issued to Miranda 300,000 common shares.

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

Exploration work completed by Miranda and its funding partners on the property

From 2005 to 2007 Golden Aria completed a two-hole drill program at Coal Canyon totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 to 200 foot thick zones of moderately decalcified and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

28 | Page

In 2008, Queensgate completed another two-hole drill program of 1,950 feet of reverse-circulation drilling in two vertical holes.  No significant assay results were reported for one hole but the other hole, MCC-004,  intersected 10 feet of 0.011 oz Au/t from 980 to 990 feet within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 feet of 0.004 oz Au/t from 970 to 1,200 feet. The hole ended in anomalous gold mineralization.  Drill results in MCC-004 are significant as they represent the first Carlin-style, disseminated gold mineralization discovered on the Coal Canyon project.

In 2010, Queensgate completed a four-hole drill program, with 5,250 feet of reverse-circulation drilling, all of which intersected hydrothermally altered intervals within carbonate rocks of the Roberts Mountains and Hanson Creek Formations. Altered lamprophyre and basalt dikes were also intersected.  Although significant gold mineralization was not intersected, Miranda geologists recognize untested geologic and geochemical drill targets to the west and east of MCC-004.

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

During the 2012 drilling season, NuLegacy concentrated its efforts on the Red Hill property and delayed any further drilling on the Coal Canyon property.

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

Red Hill Property, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Hill project consists of 80 unpatented lode mining claims covering approximately 1,653 acres in Eureka County, Nevada.

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

29 | Page

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

30 | Page

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

By the end of 2010 NuLegacy completed four reverse-circulation holes in Miranda's Red Hill property spaced more than 3,280 feet apart and totaling 4,920 feet (RHM10-001 to RHM10-004). Three holes in the program tested a large 7,380 feet by 3,300 feet to 9,900 feet CSAMT/IP/Resistivity geophysical anomaly that was interpreted to represent carbonaceous material and pyrite.  Drill holes RHM10-001 and RHM10-002 show anomalous gold values in silty limestone with carbon alteration, disseminated pyrite and elevated trace elements, confirming the interpretation. This geologic setting is characteristic of many Carlin-style gold systems.  A fourth hole, which intersected 69 feet of anomalous gold very near the surface, tested a gold in soil anomaly 4,500 feet west of the geophysical anomaly.

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

NuLegacy completed a deep penetration IP survey in December 2011, after which they completed a detailed synthesis of all data, including cross-sections, to design additional drilling. The IP survey was designed to penetrate to a depth of over 2300 ft in order to develop a better understanding of the controls and the possible extensions of the high-grade gold mineralization that was intersected by BRH-013 and to guide future drilling.

On June 28, 2012, Miranda announced the completion of six reverse circulation holes for 6,685 feet and one core hole for 2,640 feet.  The six reverse circulation holes continued to test and define targets along the Long Fault Anomaly and the core hole was designed to off-set high-grade mineralization in hole BRH-13.

Three of the six reverse circulation holes showed weakly anomalous gold and trace-element values over tens of feet. The one core hole, RHM-013C, was drilled to a depth of 2,645 feet.  It was angled to the south at -75 degrees to intersect the high-grade mineralized zone discovered in BRH-13.  The down-hole survey confirmed that due to drill-hole deflection RHM-013C missed hitting the targeted zone by 246 feet.  It contained three long intervals of anomalous gold with associated trace elements.  Other characteristics that are common to Carlin-type gold systems that were observed in the core included thinly laminated silty-limestone bedding, brecciation, dissolution cavities and carbon.  Also of interest were arsenic values near the target depth

31 | Page

Rock formations and mineralization

Two distinct sedimentary rock packages occur on the property. They include:

•
Upper plate, siliceous sedimentary rocks of the Vinini and Valmy Formations. Chert, mudstone and greenstone are typical rock types. These rocks are covered by pediment gravels in the northern and eastern portions of the property. Siliceous rocks are generally poor hosts for large, sediment-hosted gold deposits.

•
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

Red Canyon Project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

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

32 | Page

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

33 | Page

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

Since 2009, Montezuma has completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys.  Montezuma has drilled a total of 26 reverse circulation and three core holes for a total of 25,607 feet.  Montezuma conducts its drilling under the BLM approved Red Canyon POO that permits up to 125 acres of total disturbance.

On November 5, 2012, Miranda announced that Montezuma had started its 2012 drill program at Red Canyon.  Montezuma completed the drilling on December 3, 2012. Six holes, totaling 7,435 feet tested three separate target areas. Assays are expected in early January, 2013.

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

34 | Page

Four distinct rock packages occur on the project. They include:

•
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

•	Upper plate, siliceous sedimentary rocks of the Vinini and Elder Formations. Chert, siltstone, mudstone and greenstone crop out in the western and southern portions of the project.

•	Tertiary volcanic rocks cover lower plate carbonate rocks in the central portion of the project.

•
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

TAZ project, Eureka County, Nevada

Nature of interest and terms of acquisition

In October 2009, Miranda staked 142 unpatented lode mining claims comprising the TAZ project on the southern end of the Battle Mountain-Eureka Trend covering approximately 2,934 acres.

Funding partner agreements

On February 11, 2011, as amended, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor).  Under the amended terms of the agreement, TGL will have to make initial exploration expenditures of US$2,725,000 over a four-year period.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional US$10,000,000 over 10 years at a rate of no less than $1,000,000 per year.

If TGL elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional US$10,000,000 within 10 years, but meets the first US$3,000,000 spending milestone, it shall be entitled to an NSR of 2%.

On June 11, 2012, the Company and Navaho signed a variation to the exploration and option to enter mining venture agreement which in effect postponed the 2012 work commitment until 2013.  In exchange for the postponement of the work commitment, Navaho agreed to limited surface sampling and property maintenance during 2012.

35 | Page

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

Navaho drilled one core hole in 2011 to a depth of 2,400 feet (TAZ 11-01). The hole was designed to offset VC96-08 which ended in anomalous mineralization. Previous exploration at TAZ focused on shallow, oxide, gold mineralization and the BHP drill hole is considered too shallow to have adequately tested the most favorable host units lower in the carbonate section.  Navaho reports that final assays for TAZ11‐01 have been received but did not extend or repeat BHP’s 1990’s intersection.

Navaho’s 2012 program involved geological reconnaissance, mapping and the collection of 200 rock chip samples to further evaluate the tenement, and in particular an area to the south. Fourteen of the 200 samples collected returned values above 0.1ppm Au and cluster into several discrete zones over a strike length of approximately 800 metres of the previously defined gold in soil anomaly in proximity to TAZ 11-01.

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

The Nevada projects described in detail above were all in funding agreements and/or have all had work programs in fiscal year 2012.

In addition to these projects, as at November 30, 2012, Miranda is seeking funding partners to continue exploration programs to advance the East Spruce, Fuse, Hog, Iron Point, Redlich and Rook projects in Nevada.  Additionally, Miranda is seeking funding partners for the newly acquired Mustang and Kibby Flats projects.

36 | Page

East Spruce, Elko County, Nevada

In December 2010, Miranda staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada. The project is located approximately 38 miles southeast of Wells, Nevada and covers approximately 1,426 acres. Regional aeromagnetic data suggest that the East Spruce Project lies on the margin of a large buried intrusion that is part of a northeast alignment of intrusive rocks that extends 90 miles from the Bald Mountain Mining District, located to the southwest, through the new Pequop (Long Canyon) Mining District to the northeast and farther northeast to the Tecoma (gold) District. Internal ore controls to deposits on this trend are also oriented northeast. Miranda plans to advance the project and surrounding area with additional sampling and mapping to further understand a northeast-trending gold-bearing system that covers an area of 2.5 miles long and 0.75 miles wide.

Fuse, Eureka County, Nevada

The Fuse property, comprising 95 claims covering 1,963 acres, represents an exploration play with the potential of discovering a Carlin-style deposit under the pediment in Pine Valley.  The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several Carlin-style mine complexes.

Barrick completed the only drill hole on Fuse in late 2006.  Bedrock was intersected at 760 feet and the hole ended in upper plate siliciclastic rocks at 1,860 feet.  Significant gold was not intersected. Miranda feels the gravity highs and mercury anomaly were not tested by this drill hole and has kept a core position.

HOG, Eureka County, Nevada

During the spring of 2010, the Company staked thirty-nine contiguous claims located approximately 2,000 feet northeast of Miranda’s Red Canyon project.  Seventeen of these claims are within the Red Canyon project area of interest, and have been included in the lease option agreement with Red Canyon Corporation, the underlying owner, and in the exploration agreement with Montezuma, Miranda’s exploration funding partner at Red Canyon. The remaining twenty-one claims are held by Miranda and comprise the HOG property, which is approximately 455 acres.

Miranda has identified silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment.

Miranda plans to advance the project and identify targets by mapping and sampling the bedrock portion of the claims, and by fault and lineament projection into the pediment.

Iron Point, Humboldt County, Nevada

The Iron Point project is made up of 322 unpatented lode mining claims along the Battle Mountain-Eureka Gold Trend in Humboldt County, Nevada, comprising approximately 6,653 acres.  The project is located at the intersection of the Battle Mountain-Eureka and Getchell gold trends. Miranda assembled a land package on the intersection of these trends, through staking and a simple lease. Major open pit and underground gold mines, within a 25 mile radius of Iron Point, contain more than 40 million ounces of gold. Miranda infers that additional gold discoveries are likely to be made in this region.

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

38 | Page

Kibby Flats, Esmeralda County, Nevada

On November 1, 2012, Miranda announced that it had staked 131 claims (2,700 acres) comprising the Kibby Flats project located in Esmeralda County, Nevada.  The Kibby Flats project is characterized by alunite-illite-kaolinite alteration anomalies and has surface values from undetectable to a high of 0.018 oz Au/t. The Kibby Flats project shows strong concentric zoning of kaolinite inward to illite-alunite alteration over several square kilometers.  Kibby Flats is an example of Miranda’s ongoing Nevada reconnaissance program that focuses on identifying new areas with the potential to host large gold deposits.

Mustang, Nye County, Nevada

On November 1, 2012, Miranda announced, in conjunction with claim staking open ground, it had acquired a 100% interest in Teslin River’s Mustang project located in Nye County, Nevada.  Miranda paid Teslin River $40,000; delivered Teslin River 300,000 shares of Teslin River owned by Miranda; and granted Teslin River a 1% NSR royalty on the 72 claims acquired from Teslin River.  The Mustang property is 20 miles south of Gabbs, and eight miles southeast of the historic Paradise Peak Mine.  Following staking open ground, the Mustang project now totals 142 claims for approximately 2,900 acres.  In 2011 Teslin River drilled an eight-hole program on the property from which they reported:

•	25 ft of 0.081 oz Au/t within 39.4 ft of 0.050 oz Au/t (7.6 m of 2.76 g Au/t within 12 m of 1.71 g Au/t) in M1106, and
•	39.4 ft of 0.022 oz Au/t (12 m of 0.75 g Au/t) in M1105

Miranda believes that this mineralization is open to the south and the west. This drill-indicated mineralization falls within a three-mile long, north-trending, fault-bounded corridor controlling the distribution of altered felsic tuff and mineralized faults, veins, breccia and quartz stockwork.  Miranda’s surface rock sampling on the Mustang property shows values up to 0.867 oz Au/t and 155 oz Ag/t.  Samples also show local enrichment in copper, lead, zinc, and bismuth similar to the geochemistry reported at the Paradise deposit.  The previous Teslin River drill holes were never offset.

This acquisition was a direct result of an ongoing remote sensing and ground reconnaissance program designed to identify intermediate to high-sulfidation prospects by targeting strong alunite with kaolinite and illite alteration systems.  Intermediate to high-sulfidation deposits have been the most robust gold discoveries in the Walker Lane and abundant alunite can be an indirect indicator for this style of gold deposit.

PPM, Humboldt County, Nevada

Miranda elected not to maintain this project past August 31, 2012, and as such did not pay the required BLM fees that were due on or before September 1, 2012.

Redlich, Esmeralda County, Nevada

The Redlich project consists of 113 unpatented lode mining claims covering approximately 2,335 acres in Esmeralda County, Nevada.  Redlich is located on the eastern flank of the Candelaria Hills approximately 52 miles west of Tonopah, Nevada. Road access is excellent as the project is bisected by US Highway 95.  Redlich is within the Walker Lane mineral belt, a northwest-striking structural corridor of volcanic-hosted gold and silver deposits.

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

39 | Page

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

Rook, Eureka County, Nevada

In March 2011, Miranda staked 87 claims, comprising the Rook Project in the East Roberts Mountains in Eureka County, Nevada about 33 miles northwest of the town of Eureka.  The Rook property lies in the southern extension of the Battle Mountain-Eureka Trend and covers an area of approximately 1,797 acres. The Rook property is within the eastern margin of a lower plate Devonian limestone window exposing the Devils Gate Limestone and the Denay Formation through the Roberts Mountain Thrust. Denay equivalent limestone is a host for sediment-hosted gold deposits within the Cortez and larger Battle Mountain-Eureka Trends. The Rook project has favorable host rocks, alteration, geochemistry, nearby drill results with significant mineralization, and small surface gold resources nearby, all consistent with large sediment-hosted gold systems in the Battle Mountain Eureka Trend. Miranda plans to do additional mapping and surface sampling on Rook to identify drill targets.

MIRANDA’S ALASKA PROPERTY

The Ester Dome project was the subject of an exploration and option to enter into a joint venture agreement with Agnico from October 1, 2010, until it was terminated on September 25, 2012.

Agnico drill tested the large soil anomaly in two campaigns and Miranda feels the concept has been adequately tested, therefore, the Company has terminated the underlying lease with Range and written off the remaining carrying value of $52,865.

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

40 | Page

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	Serial #s	Acres (approx)	JV Agreement
Pavo Real	ExpoGold Concession to MAD III		Colombian Ingeominas Concession	Pavo Real	2 concessions	IHT-10542X, IHT-10541	603	Red Eagle Mining Corporation
Cajamarca	ExpoGold Concession to MAD IV		Colombian Ingeominas Concession	Cajamarca	3 concessions	JG2-11161, JBT-15041, JBT-15021	24,384	Red Eagle Mining Corporation

41 | Page

The following is a location map of our properties in Colombia.

MEDELLIN
ANTIOQUIA
SANTANDER
QUIBDO
BOYACA
CALDAS
CHOCO
MANIZALES
RISARALDA
CUNDINAMARCA
Cajamarca
SANTA FE DE BOGOTA D.C.
IBAGUE
QUINDIO
VILLAVICENCIO
TOLIMA
Pavo Real
VALLE
CALI
META
HUILA
NEIVA
N
W
E
S
CAUCA
CAQUETA
0
25
50
100 Kilometers
POPAYAN
GUAVIARE

42 | Page

Association Agreement

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the “Association Agreement”) by and among ExpoGold, the Company, and the Company’s subsidiary MAD II and the Colombian branch of MAD II.

During the year ended August 31, 2010, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares to ExpoGold for a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company executed option agreements on the Pavo Real, Cajamarca and Fresno projects as discussed below.  The Company also optioned the Santander, Ibague and Anori projects and returned them to ExpoGold prior to the first year anniversary payments becoming due.  During the year ended August 31, 2012, the Company terminated the Fresno option and wrote off acquisition costs of $33,600.

Pavo Real, Tolima Department, Colombia

Nature of interest and terms of acquisition

The Pavo Real project covers approximately 4,000 hectares and is located in the Tolima Department of Colombia.

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and a wholly owned subsidiary MAD III; and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and the Company issued 100,000 common shares to ExpoGold.  To maintain the Pavo Option, over the following five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

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

43 | Page

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

Exploration work completed by Miranda and its funding partners on the property

In preparation to drilling and in order to define the initial drill targets the following work was completed by Red Eagle:

•	Detailed structural and geological mapping on surface and in historic underground workings;
•	Trenching;
•	Collection and analysis of 1,040 rock samples;
•	Aerial magnetic and radiometric (potassic alteration) surveys; and
•	Petrographic thin section study.

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

Red Eagle conducted an initial nine hole drill program totaling 11,150 feet.  Drilling was focused on determining structural controls to mineralization, with targets including quartz veins and veinlet systems in sedimentary host rocks and hydrothermal breccias. Ongoing exploration work and these drill results will be used to design a follow-up drill program.

Miranda and Red Eagle are encouraged by numerous anomalous intercepts.  This initial phase of drilling partially tested targets near the La Cruzada adits, the Quebrada Virgen adit and a breccia on the west side of the property.  Yet to be drill tested is a target on the southeast portion of the property where sandstone and limestone are in contact with intrusive rocks.  Red Eagle anticipates testing this area for sediment-hosted disseminated mineralization once a drill permit is issued.

Efforts to have the Pavo Real applications moved to concessions are ongoing.  An MMI geochemical sampling and mapping program of the entire district is underway to identify more drill targets.  Traditional soil sampling has not proved effective in this very steep topography and Red Eagle expects the MMI method to be an improvement.  The concessions have to be granted before Red Eagle is prepared to conduct additional drilling.

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

44 | Page

Cajamarca, within the departments of Tolima and Quindio, Colombia

Nature of interest and terms of acquisition

The Cajamarca project covers a total of 38.1 square miles and lie within the departments of Tolima and Quindio.

On December 10, 2010, the Company executed three option agreements (collectively the “Cajamarca Option”) by and among ExpoGold, the Company, and the Company’s subsidiary MAD IV; and the Colombian branch of MAD IV to acquire the Cajamarca, Fresno and Ibague mining interests.  The terms of the Cajamarca Option were agreed to in the Association Agreement.

On signing the Cajamarca Option, MAD IV paid ExpoGold a total of US$30,000 and the Company issued a total of 30,000 common shares to ExpoGold.  The Ibague option agreement was terminated prior to the first anniversary payment becoming due, and the Fresno option agreement was terminated in 2012, therefore, to maintain the Cajamarca Option, over the next five year anniversary dates, a total of US$240,000 additional cash payments and a further 370,000 common shares of the Company will be issued.  Annual payments of US$60,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent on the property.  MAD IV will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more. Additional payments will be owed by MAD IV at various milestones as the steps to production progress.

45 | Page

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

Location and means of access to the property

The Cajamarca project lies within the departments of Tolima and Quindio.  The project is located 31 miles west of the city of Ibague and 9 miles west of the city of Mariquita. The Cajamarca project is easily accessed by road with manpower, water and power readily available.

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

Exploration at Cajamarca is currently on hold due to security concerns.  Miranda has agreed with Red Eagle to defer the exploration commitments until the security situation improves.  Miranda has provided notice of force Majeure to ExpoGold.

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

46 | Page

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                      Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with IFRS.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and Colombia and during fiscal year 2012 in Alaska as well.

The Canadian Accounting Standards Board announced that January 1, 2011, was the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own Generally Accepted Accounting Principles (“Canadian GAAP”). The consolidated financial statements referred in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the financial statements are based on the IFRS issued and outstanding as at the date the Board of Directors approved the financial statements for issue.

Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian GAAP. As the financial statements are the Company’s first annual financial statements prepared in accordance with IFRS, disclosure of the elected transition exemptions and reconciliation of accounting policy differences compared to Canadian GAAP have been provided.

The differences arose from a change in functional currency which has been reflected in reporting the Company’s financial position in the Company’s Canadian dollar presentation currency and the impact related to the different method of estimating share-based compensation expense under Canadian GAAP and IFRS.

Results of Operations for the year ended August 31, 2012 and 2011

The Company incurred a loss of $3,638,037 (2011 - $3,698,003) and a comprehensive loss of $3,782,833 for the year ended August 31, 2012 (2011 - $3,647,741).

Expenses for the year ending August 31, 2012 were $3,619,716 (2011 - $3,610,933).

Significant differences between the years follow:

Investor relations, travel and business promotion combined to $343,746 for the year ended August 31, 2012 (2011 - $327,543).  The investor relations programs in fiscal 2012 included attendance at several conferences, newsletters, news releases, interviews (internet), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.

The portion of wages and benefits for administration and joint venture management included in expenses are $768,447 for the year ending August 31, 2012 (2011 - $733,037).   In addition, the Company allocates a portion of wages and benefits to exploration projects on the basis of direct time spent that are included in property exploration costs.  The Company’s President is based in Reno and the Company has five additional full time employees based in our exploration office in Elko, Nevada, five full time employees based in Medellin, Colombia and until February 2011, had one full time investor relations manager in Vancouver.

Office rent, telephone, secretarial and sundry costs for the year ended August 31, 2012 were $201,109 (2011 - $190,850).  There were no significant differences between the 2012 and 2011 fiscal years.

Professional fees, which include audit, tax preparation and legal fees, were $92,586 (2011 - $80,398).  The additional accounting, audit, and legal fees for each of the Colombian branch offices, as well as audit fees related to the transition to IFRS incurred in fiscal 2012 have slightly increased this expense category, year over year.

47 | Page

Exploration and evaluation expenditures in the year ended August 31, 2012 were $1,449,857 net of recoveries from funding partners of $483,926 (2011 - $1,350,487 net of $605,803 recoveries).  Exploration and evaluation expenditures are expensed until such time as economically recoverable reserves have been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s partners on certain properties for which it was paid a management fee based on a percentage of eligible expenditures.  The Company earned $4,706 in the year ended August 31, 2012 (2011 - $3,123).  The components of exploration and evaluation expenditures are detailed in Note 9 of the financial statements.

Exploration and evaluation recoveries received by way of property option payments are first credited to the individual project’s capitalized exploration and evaluation asset cost before any remaining portion is recognized as a recovery.  In the year ended August 31, 2012, the Company recognized $9,400 as exploration and evaluation recoveries (2011 - $40,914).

The non-cash stock based compensation expense for stock options vested during the year was $459,188 in the year ended August 31, 2012 (2011 - $591,854).   The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options.

In fiscal year 2012, the Company wrote off $52,865 in exploration and evaluation asset costs for the Ester Dome project in Alaska and another $33,600 for the Fresno project in Colombia.  This compared to $206,929 written off in fiscal year 2011.

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

Subsequent to August 31, 2012, the Company announced plans to complete a non-brokered private placement, which is expected close in December, 2012, to raise up to $5,000,000 through the issuance of 20,000,000 units at a price of $0.25 per unit (a “Unit”).  Each Unit will consist of one common share and one non-transferable common share purchase warrant, with each Warrant will entitle the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until expiry five years from the date of closing the private placement.  If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing four months after the closing date and up to two years after the closing date or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given.

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

48 | Page

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

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2012 IFRS $	May 31 2012 IFRS $	Feb 28 2012 IFRS $	Nov 30 2011 IFRS $	Aug 31 2011 IFRS $	May 31 2011 IFRS $	Feb 28 2011 IFRS $	Nov 30 2010 IFRS $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(1,110,058)	(758,125)	(742,117)	(1,027,737)	(733,502)	(894,036)	(702,633)	(1,367,832)
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)

Miranda began the fourth quarter of the 2012 fiscal year with cash of $5,877,911.   During the three months ended August 31, 2012, the Company expended $844,211 on operating activities and expended $76,997 on investing activities and the negative effect of $1,359 from foreign exchange on cash, to end on August 31, 2012, with $4,955,344 in cash.

Miranda began the 2012 fiscal year with cash of $7,636,663.   During the year ended August 31, 2012, the Company expended $2,585,875 on operating activities and $123,835 on investing activities and raised $29,750 on financing activities, and the negative effect of $1,359 from foreign exchange on cash to end on August 31, 2012, with $4,955,344 in cash.

As at November 30, 2012, there were 8,007,000 stock options outstanding pursuant to the 2006 Plan none of which were “in-the-money” (TSX.V closing price November 30, 2012 was $0.25).  In addition, as at November 30, 2012, there were 100,000 share purchase warrants none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding August 31, 2012	53,074,452	1,200,000	6,587,000
Stock options granted	-	-	1,575,000
Stock options expired unexercised	-	-	(155,000)
Share purchase warrants expired unexercised	-	(1,100,000)	-
Outstanding at the date of this Annual Report	53,074,452	100,000	8,007,000

49 | Page

The Company has sufficient cash to meet its obligations as they come due.

C.                      Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                      Trend Information

Trends that are considered by Miranda to be reasonably likely to have a material effect on our results of operations are discussed above under “Operating Results” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a mineral resource exploration company, the interest in Miranda’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.  If the global demand for gold decreases and gold prices decrease, it could adversely impair Miranda’s ability to raise financing and advance the exploration of our mineral properties.

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

F.                      Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2012:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

G.           Safe Harbor

Certain statements contained in the foregoing Operating Results and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Miranda to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

50 | Page

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

ITEM 6                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                      Directors and Senior Management

The following table lists as of August 31, 2012, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham	Director, President and CEO	November 7, 2003, President of Miranda U.S.A. Inc. and on February 9, 2004, as President and Chief Executive Officer of Miranda
Steven Ristorcelli 1, 2	Director	February 20, 1995, and until July 29, 2003, Corporate Secretary of Miranda
G. Ross McDonald1	Director	August 9, 2006
James Cragg 2, 3	Director	December 13, 2004
Ian Slater1	Director	December 10, 2007
Paul van Eeden3	Director	September 26, 2010
Doris Meyer	Chief Financial Officer and Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003
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

51 | Page

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and President and Chief Executive Officer of Miranda.  Mr. Cunningham has over thirty-five years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration.  Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham is a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company.

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

G. Ross McDonald

G. Ross McDonald is a director of Miranda and has served in this capacity since August 9, 2006.  Mr. McDonald is a retired chartered accountant and brings a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Bravada Gold Corporation., Consolidated Woodjam Copper Corp., Constantine Metal Resources Ltd., Cordoba Minerals Corp., and Fjordland Exploration Inc. all publicly traded mineral exploration companies.  Mr. McDonald is an independent director.

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

Ian Slater

Ian Slater is a director of Miranda and has served in this capacity since December 10, 2007.  Mr. Slater was recommended to Miranda by the Lundin Group of companies following a 2008 financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, participated in an equity financing with Miranda.  Mr. Slater has been involved in the gold mining industry for twenty years and was a former partner with Ernst & Young where he led their mining practice.  Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies.  Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.  Mr. Slater is a director of Slater Mining Corporation, TLO Capital Corp. and Red Eagle Mining Corporation, all publicly traded companies.  Mr. Slater is an independent director.

52 | Page

Paul van Eeden

Paul van Eeden is a director of Miranda and has served in this capacity since September 26, 2010.  He is also the President of Cranberry Capital Inc., a private Canadian holding company.  Mr. Van Eeden began his career in the financial and resource sectors as a stockbroker with Rick Rule’s Global Resource Investments Ltd. in 1996 and has been active in financing mineral exploration companies and analyzing markets ever since.  Mr. Van Eeden is a director of Evrim Resources Corp. and Synodon Inc., both publicly traded companies.  Mr. Van Eeden is an independent director.

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

Joseph Hebert

Joseph Hebert, B.S. Geo., is Vice President Exploration.  Mr. Hebert brings nearly thirty years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. More than twenty of these years have been focused in Nevada.  Prior to joining Miranda in 2003, Mr. Hebert had been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada.  He was a member of the exploration team that discovered the 7.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez Joint Venture area of interest.  Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

B.                      Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda.  In the fiscal year ended August 31, 2012, Miranda paid $30,319 in director fees.  Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda does, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2012.

Name	Date of grant	Options granted	Exercise price	Expiry date
James F. Cragg	Oct 20, 2011	85,000	$ 0.40	Oct 20, 2016
G. Ross McDonald	Oct 20, 2011	105,000	$ 0.40	Oct 20, 2016
Steven Ristorcelli	Oct 20, 2011	100,000	$ 0.40	Oct 20, 2016
Ian Slater	Oct 20, 2011	90,000	$ 0.40	Oct 20, 2016
Paul van Eeden	Oct 20, 2011	95,000	$ 0.40	Oct 20, 2016

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2012.

53 | Page

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2012	$194,300	Nil	Nil	400,000	Nil
Doris A. Meyer (2) Chief Financial Officer/Corporate Secretary	2012	$Nil	Nil	$114,450	175,000	Nil
(1)
During the financial year ended August 31, 2012, Mr. Cunningham was paid US$192,500 in salary, the approximate Canadian dollar equivalent of $194,300 using an average exchange rate for the financial year of $1.00935.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)	Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$192,500, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

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

54 | Page

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

The Audit Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with IFRS.  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards; that the financial statements present fairly, in all material respects, the financial position, income (loss) and comprehensive income (loss), changes in equity, and cash flows of Miranda in accordance with IFRS.

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

55 | Page

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

56 | Page

Audit committee members

Messrs. G. Ross McDonald, Ian Slater and Steven Ristorcelli are members of the Audit Committee of the Board of Miranda.  All are considered “independent” as that term is defined in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Mr. G. Ross McDonald is a Chartered Accountant and brings many years of experience in auditing public mining companies and is considered our financial expert.  Mr. McDonald recently retired from public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, B.C. Previously, Mr. McDonald was a sole practitioner, providing accounting, auditing and tax services to a number of Vancouver mining company clients over the past 30 years. Mr. McDonald is a member in good standing of the Institute of Chartered Accountants of BC.

Mr. Slater was formerly the Managing Partner of both Ernst & Young’s Canadian and Arthur Andersen’s Central Asian Mining Practices.  A Chartered Accountant, Mr. Slater is also considered a financial expert.

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

Corporate Governance and Nominating Committee

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are Jim Cragg and Paul van Eeden.  A Corporate Governance and Nominating Committee charter was adopted by the Board defining the primary function of the Committee as assisting the Board to fulfill its oversight responsibilities by:

57 | Page

•	Assessing the effectiveness of the Board as a whole as well as discussing the contribution of individual members;
•	Assessing and improving the Company’s governance practices;
•	Proposing new nominees for appointment to the Board; and
•	Orienting new Directors.

D.                      Employees

As of August 31, 2012, there are five full time employees in Nevada and seven full time employees in Colombia. Doris Meyer the Chief Financial Officer and Corporate Secretary and Len Goldsmith the Controller of Miranda are retained pursuant to a contract between Miranda and Doris Meyer’s 100% owned company, Golden Oak Corporate Services Ltd.

E.                      Share Ownership

The following table sets forth, as of November 30, 2012, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	2,445,500	4.1%
Steven Ristorcelli	Common	802,000	1.4%
Joseph Hebert	Common	1,346,000	2.2%
James F. Cragg	Common	519,494	0.9%
Doris Meyer	Common	825,000	1.4%
G. Ross McDonald	Common	529,000	0.9%
Ian Slater	Common	460,000	0.8%
Paul van Eeden	Common	1,852,500	3.1%
TOTAL	Common	8,779,494	14.8%

* Based on 59,333,952 common shares outstanding and as if all of the options and warrants (6,259,500 as a group) held by directors and officers as at November 30, 2012, were exercised.

•	Kenneth Cunningham owns 453,500 common shares and holds a total of 1,992,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Steven Ristorcelli owns 233,000 common shares and holds a total of 569,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Joseph Hebert owns 89,000 common shares and holds a total of 1,257,000 stock options with exercise prices and expiry dates as shown in the table below;

•	James Cragg owns 79,494 common shares and holds a total of 440,000 stock options with exercise prices and expiry dates as shown in the table below;

•
Doris Meyer owns 15,000 common shares indirectly through a private company owned 100% by Doris Meyer; and Doris Meyer holds a total of 810,000 stock options with exercise prices and expiry dates as shown in the table below;

58 | Page

•	G. Ross McDonald owns 20,000 common shares and holds a total of 509,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Ian Slater owns 10,000 common shares and holds a total of 450,000 stock options with exercise prices and expiry dates as shown in the table below; and

•	Paul van Eeden owns 1,620,000 common shares indirectly through a private company and directly holds a total of 232,500 stock options with exercise prices and expiry dates as shown in the table below.

As of November 30, 2012, the directors and officers held as a group, directly or indirectly, an aggregate of 2,519,994 common shares and 6,259,500 stock options.

Options to Purchase Securities

Amendments to Miranda’s Amended and Restated Stock Option Plan (the “2006 Plan”) were approved by our shareholders on February 9, 2011.

Summary of the amended 2006 Plan
The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2006 Plan and outstanding on any particular date must not exceed 10,491,890 common shares of Miranda, which represented 20% of the issued common shares of Miranda as of December 9, 2010, the date of approval of the amended 2006 Plan by the Board.  If any options granted under the 2006 Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the 2006 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

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

59 | Page

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2012, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	277,000 615,000 400,000 400,000 300,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
Steven Ristorcelli	Director	97,000 197,000 100,000 100,000 75,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
James F. Cragg	Director	105,000 85,000 95,000 85,000 70,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
G. Ross McDonald	Director	99,000 115,000 115,000 105,000 75,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
Ian Slater	Director	100,000 105,000 90,000 90,000 65,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
Paul van Eeden	Director	75,000 95,000 62,500	$0.560 $0.400 $0.305	September 26, 2015 October 20, 2016 September 24, 2017
Joe Hebert	Sr. Officer	207,000 350,000 250,000 250,000 200,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
Doris Meyer	Sr. Officer	155,000 175,000 175,000 175,000 130,000	$0.700 $0.350 $0.560 $0.400 $0.305	January 31, 2013 February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017
Total Officers/Directors (8 persons) 6,259,500 at November 30, 2012
Total Officers/Directors/Employees 8,007,000 at November 30, 2012

60 | Page

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

Miranda’s registered shareholder list for Miranda’s common shares, dated November 30, 2012, showed 53 registered shareholders and 53,074,452 shares outstanding of which 41 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 12,499,788 common shares representing 23.6% of the issued and outstanding shares of Miranda.

B.                      Related Party Transactions

During the year ended August 31, 2012, and 2011, the Company:

a)	paid $5,111 (2011 - $6,094) to directors or companies controlled by common officers or directors for telephone, courier, website, internet and office services;

b)	paid $114,450 (2011 - $108,938) to a company controlled by a common officer pursuant to a contract for consulting fees; and

c)	included in wages and benefits are fees paid to independent directors of $30,319 (2011 - $32,129).

At August 31, 2012, an amount of $34,337 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2011 - $16,919). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Company’s Coal Canyon and Red Hill projects.

61 | Page

Ken Cunningham and Ian Slater are directors in common to both Miranda and Red Eagle.  Both directors abstained from voting at each of the company’s board of directors meetings that approved the share purchase agreement and shareholder agreement for the Pavo Real and Cajamarca properties.

Other than as disclosed above, there have been no transactions during the 2012 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

C.                      Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8                      FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

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

B.           Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2012, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements,  and property update activities as reported in Note 9 to the financial statements for the year ended August 31, 2012.

ITEM 9                      THE OFFER AND LISTING

A.           Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

62 | Page

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2012	0.50	0.24
August, 2011	0.81	0.38
August, 2010	0.84	0.32
August, 2009	0.51	0.17
August, 2008	1.41	0.40

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High	Low	Close
Feb 28/11	4,586,218	$0.74	$0.56	$0.65
May 31/11	5,650,991	$0.66	$0.40	$0.49
Aug 31/11	3,306,526	$0.56	$0.38	$0.46
Nov 30/11	1,188,490	$0.42	$0.31	$0.33
Feb 28/12	6,591,512	$0.50	$0.24	$0.465
May 31/12	2,296,741	$0.41	$0.285	$0.405
Aug 31/12	1,268,219	$0.36	$0.25	$0.35
Nov 30/12	3,113,092	$0.34	$0.245	$0.34

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High	Low
Jun-12	$0.36	$0.265
Jul-12	$0.30	$0.25
Aug-12	$0.34	$0.285
Sep-12	$0.33	$0.28
Oct-12	$0.34	$0.275
Nov-12	$0.29	$0.245

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  Miranda’s shares fluctuated during fiscal 2012, from a low of $0.24 to a high of $0.50; and for the most recent six months from a low of $0.245 to a high of $0.36. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

63 | Page

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

64 | Page

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

65 | Page

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

66 | Page

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

67 | Page

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

68 | Page

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

69 | Page

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

70 | Page

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

71 | Page

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

PART II

ITEM 13                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

72 | Page

ITEM 15                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2012, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

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

73 | Page

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2012 and 2011, Davidson & Company LLP, Chartered Accountants, served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson & Company for services performed in the fiscal years 2012 and 2011; and breaks down these amounts by category of service in Cdn$.

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

74 | Page

"Tax Fees" are fees for professional services rendered by Davidson for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services paid or accrued to Davidson in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2012 Cdn$	Fiscal Year ended August 31, 2011 Cdn$
Audit Fees	57,000	56,100
Audit-Related Fees (IFRS)	10,000	NIL
Tax Fees	5,000	5,500
All Other Fees	1,500	1,530
TOTAL	73,500	63,130

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2012 and 2011, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G                      CORPORATE GOVERNANCE

Not applicable

ITEM 16H                      MINE SAFETY DISCLOSURE

Not applicable

75 | Page

PART III

ITEM 17                      FINANCIAL STATEMENTS

Miranda is furnishing financial statements under Item 18.

ITEM 18 *                      FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements, if any.

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 11, 2012;

b)	Consolidated Statements of Financial Position as of August 31, 2012, August 31, 2011 and September 1, 2010;

c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2012, and August 31, 2011;

d)	Consolidated Statements of Cash Flows for the years ended August 31, 2012, and August 31, 2011;

e)	Consolidated Statement of Changes in Equity for the years ended August 31, 2012, and August 31, 2011;

f)	Notes to Consolidated Financial Statements for the years ended August 31, 2012, and August 31, 2011.

ITEM 19                      EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

76 | Page

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008

(4)	Filed as an exhibit to this annual report on Form 20-F.

77 | Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By:	“Doris Meyer”

Doris Meyer, Chief Financial Officer and Corporate Secretary

Date: December 11, 2012

78 | Page

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)	Filed as an exhibit to this annual report on Form 20-F.

79 | Page

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2012, 2011 and 2010

(Stated in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2012, August 31, 2011 and September 1, 2010 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 11, 2012

MIRANDA GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Stated in Canadian dollars)

		August 31,	August 31,	September 1,
		2012	2011	2010
	Note		(Note 19)	(Note 19)

ASSETS

Current
Cash	4	$ 4,955,344	$ 7,636,663	$ 10,298,439
Amounts receivable	5	160,530	477,751	103,324
Marketable securities	6 & 14	286,500	378,300	139,500
Advances and prepaid expenses	7	79,929	101,002	123,919
		5,482,303	8,593,716	10,665,182

Property, plant and equipment	8	259,175	201,077	145,410
Exploration and evaluation assets	9	148,402	277,413	541,231
		$ 5,889,880	$ 9,072,206	$ 11,351,823

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	10	$ 232,792	$ 178,392	$ 199,393

Shareholders' equity
Share capital	11	26,591,533	26,502,488	25,839,086
Share-based reserve		6,206,343	5,760,250	5,231,112
Warrant reserve		2,181,093	2,170,124	1,973,539
Foreign exchange reserve		5,099	(14,102)	-
Accumulated other comprehensive income (loss)		(65,133)	98,864	34,500
Deficit		(29,261,847)	(25,623,810)	(21,925,807)
		5,657,088	8,893,814	11,152,430
		$ 5,889,880	$ 9,072,206	$ 11,351,823
Nature of operations	1
Subsequent events	9 & 18

Approved for issue by the Board of Directors on December 11, 2012.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS
(Stated in Canadian dollars)

		Year ended August 31,
	Note	2012	2011 Note 19
Expenses
Consulting		$109,987	$124,321
Depreciation		87,492	72,768
Directors fees		30,319	32,129
Exploration and evaluation expenditures	9	1,449,857	1,350,487
Exploration and evaluation recoveries		(9,400)	(40,914)
Foreign exchange		5,056	53,608
Insurance		37,968	41,575
Investor relations		220,966	204,499
Management fees earned		(4,706)	(3,123)
Office rent, telephone, secretarial, sundry		201,109	190,850
Professional fees		92,586	80,398
Share-based compensation	11	459,188	591,854
Travel and business promotion		122,780	123,044
Transfer agent, filing and regulatory fees		48,067	56,400
Wages and benefits		768,447	733,037
		(3,619,716)	(3,610,933)

Interest earned		84,964	105,736
Write-off of exploration and evaluation assets	9	(86,465)	(206,929)
Loss on disposal of equipment		(2,697)	-
		(4,198)	(101,193)
Loss before income taxes		(3,623,914)	(3,712,126)

Deferred income tax (expense) recovery	17	(14,123)	14,123

Loss for the year		(3,638,037)	(3,698,003)
Unrealized gain (loss) on marketable securities, net of tax effect		(163,997)	64,364
Foreign currency translation differences for foreign operations		19,201	(14,102)
Comprehensive loss for the year		$(3,782,833)	$(3,647,741)
Basic and diluted loss per common share		$(0.07)	$(0.07)
Weighted average number of common shares outstanding		52,927,922	52,435,384

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian dollars)

	Year ended August 31,
	2012	2011 Note 19
Cash provided from (used for):

Operating activities
Loss for the year	$(3,638,037)	$(3,698,003)
Items not affecting cash:
Depreciation	87,492	72,768
Deferred income tax recovery (expense)	14,123	(14,123)
Unrealized foreign exchange loss	18,903	16,816
Write-off of exploration and evaluation assets	86,465	206,929
Shares received as exploration and evaluation recoveries	(9,400)	(29,334)
Share-based compensation	459,188	591,854
Loss on disposal of equipment	2,697	-
	(2,978,569)	(2,853,093)
Change in non-cash working capital items:
Amounts receivable	317,221	(221,573)
Advances and prepaid expenses	21,073	22,917
Accounts payable and accrued liabilities	54,400	(21,001)
	(2,585,875)	(3,072,750)

Investing activities
Exploration and evaluation asset expenditures	(6,018)	(83,273)
Exploration and evaluation asset recoveries	30,378	12,764
Property, plant and equipment purchases	(148,195)	(138,703)
	(123,835)	(209,212)

Financing activities
Shares issued	29,750	627,750
Share issue costs	-	(4,071)
	29,750	623,679

Effect of foreign exchange on cash	(1,359)	(3,493)

Decrease in cash	(2,681,319)	(2,661,776)

Cash, beginning of the year	7,636,663	10,298,439

Cash, end of the year	$4,955,344	$7,636,663

Supplementary disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Stated in Canadian dollars)

			Reserves		Other Comprehensive Income
	Number of Shares	Share Capital	Share-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit
Balance, September 1, 2010	51,279,452	$25,839,086	$5,231,112	$1,973,539	$-	$34,500	$(21,925,807)

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	-
Share issue costs	-	(4,071)	-	-	-	-	-
Exercise of stock options	320,000	190,466	(62,716)	-	-	-	-
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	39,592	-	-	-
Fair value of shares issued pursuant to a joint venture agreement	250,000	134,000	-	-	-	-	-
Share-based compensation	-	-	591,854	-	-	-	-
Comprehensive loss for the year	-	-	-	-	(14,102)	64,364	(3,698,003)

Balance, August 31, 2011	52,849,452	26,502,488	5,760,250	2,170,124	(14,102)	98,864	(25,623,810)

Share issues:
Exercise of stock options	85,000	42,845	(13,095)	-	-	-	-
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	10,969	-	-	-
Fair value of shares issued pursuant to a joint venture agreement	140,000	46,200	-	-	-	-	-
Share-based compensation	-	-	459,188	-	-	-	-
Comprehensive loss for the year	-	-	-	-	19,201	(163,997)	(3,638,037)

Balance, August 31, 2012	53,074,452	$26,591,533	$6,206,343	$2,181,093	$5,099	$(65,133)	$(29,261,847)

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia, Canada.  The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”).  The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6.  The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia.  The consolidated financial statements of the Company as at and for the year ended August 31, 2012, comprise the Company and its subsidiaries.  The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time.  There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to comply with these conditions may render the licences liable to forfeiture.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  Management believes that the Company’s cash on hand at August 31, 2012, is sufficient to finance exploration activities and operations through the next twelve months.  The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations.  While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The Canadian Accounting Standards Board announced that January 1, 2011, was the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own Generally Accepted Accounting Principles (“Canadian GAAP”).

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on the IFRS issued and outstanding as at the date the Board of Directors approved these financial statements for issue.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

a)	Statement of compliance (continued)

Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian GAAP.  As these financial statements are the Company’s first annual financial statements prepared in accordance with IFRS, disclosure of the elected transition exemptions and reconciliation of accounting policy differences compared to Canadian GAAP have been provided in Note 19.

The comparative figures presented in these financial statements are in accordance with IFRS.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company.  The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar.  The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar.  The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(i)	Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and are, but are not limited to, the following:

Estimated useful lives of property, plant and equipment

The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position will impact the amount and timing of the related depreciation included in operations.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

d)	Use of estimates and judgments (continued)

Share-based compensation

The fair value of stock options issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions.  Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.  To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

The Company has not recorded any deferred tax assets.

(ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

Determination of functional currency

In accordance with IAS 21, management determined that the functional currency of the Company, its Canadian subsidiaries, and its Colombian branch operations is the Canadian dollar, while the functional currency of its US subsidiary, Miranda Gold USA Inc., is the US dollar.

3.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and branch operations.  Intercompany balances and transactions, and any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Miranda Gold U.S.A., Inc.	State of Nevada	100%	Mineral exploration company
Miranda Gold Colombia I Ltd.	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd.	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Rovira Mining Limited	Province of British Columbia, with branch office in Colombia	30%	Mineral exploration company
Miranda Gold Colombia IV Ltd.	Province of British Columbia, with branch office in Colombia	30%	Mineral exploration company
Miranda Gold Colombia V Ltd.	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company

Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency by applying exchange rates at the dates of the transactions in the financial statements of each entity in the Company.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the reporting date exchange rate.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on re-translation are recognized in operations.

On consolidation, for subsidiaries with functional currencies other than Canadian dollars, the assets and liabilities are translated into Canadian dollars using the period-end rate and the operations and cash flows are translated using the average rates of exchange.  Exchange adjustments arising when the opening net assets and the profit or loss are translated into Canadian dollars are taken into a separate component of equity and reported in other comprehensive profit or loss.

Property, plant and equipment (“PPE”)

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation is recognized in operations on a either a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property, plant, and equipment, the choice dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are from three to five years commencing from the year the assets are put into service.

Where an item of PPE is composed of major components with different useful lives, the components are accounted for as separate items of PPE.  Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets and expenditures

Upon acquiring the legal right to explore a property, all direct costs related to the acquisition of mineral property interests are capitalized.  Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.

Expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be transferred to PPE and amortized on the unit-of-production method based upon estimated proven and probable reserves.  When there is little prospect of further work on a property being carried out by the Company, the remaining deferred costs associated with that property are charged to operations during the period such determination is made.

The Company assesses exploration and evaluation assets for impairment at each reporting date and when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration, rehabilitation and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

A liability is recognized for legal obligations relating to the restoration, rehabilitation and retirement of property, plant and equipment obligations arising from the acquisition, construction, development or normal operation of those assets.  Such decommissioning liabilities are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset where one is identifiable is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed and the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The Company has no material restoration, rehabilitation and environmental obligations as any environmental disturbance to date has been minimal.

Impairment

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

The Company’s corporate assets do not generate separate cash inflows.  If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in operations.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  A reversal of an impairment loss is recognized immediately in operations.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost. The Company has not recorded any provisions for any financial year presented.

Financial assets

(i)	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets at FVTPL are financial assets held for trading.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.  Derivatives are also categorized as FVTPL unless they are designed as effective hedges.  Assets in this category include cash and advances.

Financial assets at FVTPL are initially recognized, and subsequently carried, at fair value with changes recognized in operations.   Attributable transaction costs are recognized in operations when incurred.

(ii)Financial assets available for sale (“AFS”)

Financial assets available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income or loss (“OCI”) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost.  Assets in this category include marketable securities.

Financial assets AFS are initially recognized, and subsequently carried at fair value with changes recognized in OCI.  Attributable acquisition transaction costs, if any, are recognized in the initial fair value.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for those with maturities greater than 12 months or those that are expected to be settled after 12 months from the end of the reporting period, which are classified as non-current assets.  Assets in this category include amounts receivable.

Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs and subsequently carried at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iii)	Loans and receivables (continued)

The effective interest method is used to determine the amortized cost of loans and receivables and to allocate interest income over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

(iv)Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period end.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or
•	It has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding amounts receivable, is directly reduced by the impairment loss.  The carrying amount of receivables is reduced through the use of an allowance account.  When a receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in operations.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses were recognized, the previously recognized impairment loss is reversed through operations to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(v)	De-recognition of financial assets

Financial assets are de-recognized when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Company has transferred substantially all of the risks and rewards of ownership of the financial assets.  On de-recognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in operations.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by the group entities are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in operations in the period in which they arise.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities and equity (continued)

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Share capital

Common shares are classified as share capital.  Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

Warrants

The Company accounts for warrants using the relative fair value method.  Under this method, the value of warrants issued is measured at fair value at the issue date using the Black-Scholes valuation model and recorded as share capital if and when the warrants are exercised.

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares.  Basic EPS is calculated by dividing the operations attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.

Share-based compensation

The stock option plan allows Company directors, employees, and consultants to acquire shares of the Company.   The fair value of options granted is recognized as a share-based compensation expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.  Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from share-based reserve to share capital.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

Accumulated other comprehensive income

Accumulated other comprehensive income consists of the net income and other comprehensive income (“OCI”).  The Company financial statements include a Statement of Loss and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of unrealized gains or losses on available for sale financial assets, and foreign currency translation differences for foreign operations, both of which are presented within the shareholders’ equity section of the statement of financial position.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2012, and have not been applied in preparing these consolidated financial statements.  None of these are expected to have a material effect on the financial statements of the Company.

i.	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1 Presentation of Financial Statements
To require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit and loss. The amendments also reaffirm existing requirements that items in OCI and profit and loss should be presented as either a single statement or two consecutive statements.

ii.	Effective for annual periods beginning on or after January 1, 2013

Amendments to IAS 27 and IAS 28 Separate Financial Statements and Investments in Associates and Joint Ventures
Addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12, and 13.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments not yet effective (continued)

ii.	Effective for annual periods beginning on or after January 1, 2013 (continued)

Amendments to IFRS 7 Financial Instruments; Disclosures and IAS 32 Financial Instruments Presentation

The IASB published amendments to IFRS 7 (eff. Jan. 1, 2013) and IAS 32 (eff. Jan. 1, 2014), the standards that address disclosure and presentation requirements for financial instruments, respectively, related to offsetting financial assets and liabilities, while the criteria required for offsetting do not change.

New standard IFRS 10 Consolidated Financial Statements
Provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

New standard IFRS 11 Joint Arrangements
Improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement.  Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements.  IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

New standard IFRS 12 Disclosure of Interests in Other Entities
Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

New standard IFRS 13 Fair Value Measurement
Defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value.

iii.	Effective for annual periods beginning on or after January 1, 2015

New standard IFRS 9 Financial Instruments
Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets:  amortized cost, and fair value.  The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards could have on future financial statements.

4.	CASH

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Canadian dollar denominated deposits	$4,859,948	$7,287,334	$9,962,252
US dollar denominated deposits	43,478	270,738	171,538
Colombian Peso denominated deposits	51,918	78,591	164,649
Total	$4,955,344	$7,636,663	$10,298,439

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

5.	AMOUNTS RECEIVABLE

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Amounts due from the Government of Canada pursuant to HST input tax credits	$7,556	$10,467	$6,197
Amounts due from funding partners	124,739	403,646	72,266
Amounts due from Canadian financial institutions for accrued interest	27,267	36,775	15,003
Other amounts receivable	968	26,863	9,858
Total	$160,530	$477,751	$103,324

6.	MARKETABLE SECURITIES

At August 31, 2012, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)		Fair Value at August 31, 2012
Publicly traded companies:
Enertopia Corp. (“Enertopia”)	125,000	$-		$7,500	$7,500
NuLegacy Gold Corporation (“NuLegacy”)	250,000	50,313		(15,313)	35,000
Red Eagle Mining Corporation (“Red Eagle”)	470,000	261,320		(38,320)	223,000
Teslin River Resources Corp. (“Teslin River”)	300,000	-		6,000	6,000
White Bear Resources Inc. (“White Bear”)	200,000	40,000		(25,000)	15,000
		$351,633	$	(65,133)	$286,500

At August 31, 2011, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Fair Value at August 31, 2011
Publicly traded companies:
Enertopia	125,000	$-	$12,500	$12,500
NuLegacy	250,000	50,313	(14,313)	36,000
Red Eagle	300,000	175,000	105,800	280,800
Teslin River	300,000	-	27,000	27,000
White Bear	200,000	40,000	(18,000)	22,000
Tax effect of gains (losses)	-	-	(14,123)	-
		$265,313	$98,864	$378,300

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

6.	MARKETABLE SECURITIES (continued)

At September 1, 2010, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Fair Value at September 1, 2010
Publicly traded companies:
Enertopia	125,000	$-	$37,500	$37,500
White Bear	200,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Privately held companies:
NuLegacy	200,000	40,000	-	40,000
Red Eagle	100,000	25,000	-	25,000
Teslin River	300,000	-	15,000	15,000
		65,000	15,000	80,000
		$105,000	$34,500	$139,500

In the year ended August 31, 2012, the Company recorded $178,120 in net unrealized losses and a deferred income tax recovery on its marketable securities of $14,123 in OCI as follows:

Available-for-sale Securities	Fair Value at August 31, 2011	Acquisitions at cost	Unrealized holding gains (losses)	Deferred income tax recovery (expense)	Fair Value at August 31, 2012
Enertopia	$12,500	$-	$(5,000)	$-	$7,500
NuLegacy	36,000	-	(1,000)	-	35,000
Red Eagle	280,800	86,320	(144,120)	-	223,000
Teslin River	27,000	-	(21,000)	-	6,000
White Bear	22,000	-	(7,000)	-	15,000
Tax effect of gains (losses)	-	-	-	14,123	-
	$378,300	$86,320	$(178,120)	$14,123	$286,500

As at August 31, 2011, the Company had recorded $14,123 as the deferred income tax effect of the accumulated unrealized gains in OCI.  As at August 31, 2012, this deferred income tax effect was reversed as a deferred income tax adjustment recorded in OCI.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

7.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Advances held by employees in the USA	$3,943	$9,794	$12,798
Advances held by related parties in the USA	-	3,918	4,266
Advances held by employees and suppliers in Colombia	19,207	10,818	53,742
	23,150	24,530	70,806
Prepaid expenses in Canada	43,555	73,853	53,113
Prepaid expenses in the USA	3,170	-	-
Prepaid expenses in Colombia	10,054	2,619	-
Total	$79,929	$101,002	$123,919

8.	PROPERTY, PLANT and EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At September 1, 2010	$23,146	$122,706	$16,876	$196,988	$8,467	$-	$368,183
Assets acquired	-	67,628	-	382	27,594	43,099	138,703
Foreign exchange adjustment	-	(9,452)	(1,378)	(16,103)	-	-	(26,933)
At August 31, 2011	23,146	180,882	15,498	181,267	36,061	43,099	479,953
Assets acquired	-	14,928	-	69,055	26,670	37,542	148,195
Assets disposed of	-	(4,886)	-	(24,536)	-	-	(29,422)
Foreign exchange adjustment	-	929	99	(694)	-	-	334
At August 31, 2012	$23,146	$191,853	$15,597	$225,092	$62,731	$80,641	$599,060

Accumulated depreciation
At September 1, 2010	$18,275	$81,788	$9,689	$111,751	$1,270	$-	$222,773
Depreciation for the period	1,381	38,520	1,333	19,812	6,335	5,387	72,768
Foreign exchange adjustment	-	(6,537)	(804)	(9,324)	-	-	(16,665)
At August 31, 2011	19,656	113,771	10,218	122,239	7,605	5,387	278,876
Depreciation for the period	979	39,209	1,088	17,514	14,606	14,096	87,492
Assets disposed of	-	(4,378)	-	(22,345)	-	-	(26,723)
Foreign exchange adjustment	-	(185)	40	385	-	-	240
At August 31, 2012	$20,635	$148,417	$11,346	$117,793	$22,211	$19,483	$339,885

Carrying amounts
At September 1, 2010	$4,871	$40,918	$7,187	$85,237	$7,197	$-	$145,410

At August 31, 2011	$3,490	$67,111	$5,280	$59,028	$28,456	$37,712	$201,077

At August 31, 2012	$2,511	$43,436	$4,251	$107,299	$40,520	$61,158	$259,175

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS

Exploration and evaluation assets deferred to the statement of financial position at August 31, 2012, and 2011 are as follows:

	September 1, 2010	Additions	Recoveries	Effect of movement in exchange rates	Write off of interest	August 31, 2011	Additions	Recoveries	Effect of movement in exchange rates	Write off of interest	August 31, 2012
Nevada:
Angel Wing	$35,262	$-	$-	$(2,880)	$-	$32,382	$-	$-	$208	$-	$32,590
Big Blue	-	-	-	-	-	-	-	-	-	-	-
Coal Canyon	10,665	-	(9,714)	(951)	-	-	-	-	-	-	-
East Spruce	-	5,042	-	(207)	-	4,835	-	-	31	-	4,866
Fuse	-	-	-	-	-	-	6,018	-	(23)	-	5,995
HOG	1,682	-	-	(137)	-	1,545	-	-	9	-	1,554
Iron Point	34,719	16,113	-	(3,111)	-	47,721	-	-	307	-	48,028
Red Canyon	-	-	-	-	-	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-	-	-	-	-	-
Redlich	16,453	-	-	(1,344)	-	15,109	-	-	97	-	15,206
Rook	-	6,623	-	(102)	-	6,521	-	-	42	-	6,563
TAZ	12,970	-	(12,764)	(206)	-	-	-	-	-	-	-
	111,751	27,778	(22,478)	(8,938)	-	108,113	6,018	-	671	-	114,802
Alaska:
Ester Dome	68,277	39,592	(30,639)	(5,850)	-	71,380	10,969	(30,378)	894	(52,865)	-
	180,028	67,370	(53,117)	(14,788)	-	179,493	16,987	(30,378)	1,565	(52,865)	114,802

Colombia:
Anori	41,353	17,499	-	-	(58,852)	-	-	-	-	-	-
Cajamarca	97,829	17,499	(66,368)	-	-	48,960	6,600	(21,960)	-	-	33,600
Fresno	60,652	17,499	(29,191)	-	-	48,960	6,600	(21,960)	-	(33,600)	-
Ibague	58,117	17,499	(26,656)	-	(48,960)	-	-	-			-
Pavo Real	21,634	102,000	(123,634)	-	-	-	33,000	(33,000)	-	-	-
Santander	81,618	17,499	-	-	(99,117)	-	-	-	-	-	-
	361,203	189,495	(245,849)	-	(206,929)	97,920	46,200	(76,920)	-	(33,600)	33,600
	$541,231	$256,865	$(298,966)	$(14,788)	$(206,929)	$277,413	$63,187	$(107,298)	$1,565	$(86,465)	$148,402

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures recorded in the consolidated statements of loss and comprehensive loss for the years ended August 31, 2012, and 2011 are as follows:

	Year ended August 31, 2012			Year ended August 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$233,894	$(233,440)	$454	$251,471	$(251,471)	$-
Big Blue	84,797	(69,143)	15,654	177,741	(177,741)	-
Coal Canyon	51,312	(49,051)	2,261	33,159	(32,367)	792
East Spruce	22,182	-	22,182	34,980	-	34,980
FUSE	30,193	-	30,193	3,481	-	3,481
General exploration	380,129	-	380,129	332,813	-	332,813
HOG	26,442	-	26,442	3,279	-	3,279
Iron Point	109,245	-	109,245	68,536	-	68,536
PPM / Poverty Peak	7,295	-	7,295	39,115	-	39,115
Red Canyon	2,504	(2,504)	-	2,850	(2,850)	-
Red Hill	68,287	(68,287)	-	60,804	(60,804)	-
Redlich	36,694	-	36,694	2,022	-	2,022
Rook	25,954	-	25,954	25,170	-	25,170
TAZ	608	(154)	454	4,973	(2,893)	2,080
	1,079,536	(422,579)	656,957	1,040,394	(528,126)	512,268
Alaska:
Ester Dome	63,272	(61,347)	1,925	139,943	(72,102)	67,841

Colombia:
Property investigation costs	790,975	-	790,975	770,378	-	770,378
Pavo Real	-	-	-	5,575	(5,575)	-

Property exploration costs	$1,933,783	$(483,926)	$1,449,857	$1,956,290	$(605,803)	$1,350,487

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Angel Wing Property, Elko County, Nevada

The Company holds claims comprising the Angel Wing property, Elko County, Nevada.

On October 17, 2005, as amended, the Company entered into a 20-year mining lease for 30 mining claims with a private party with a sliding scale net smelter return royalty (“NSR”) between 2% to 4% depending on the price of gold, with minimum advance royalty payments. The Company has the option to buy up to two percentage points of the royalty for US$1,000,000 per percentage point.  However, the royalty shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Previously paid	275,000
October 17, 2011 (paid)	75,000
October 17, 2012 (paid subsequently)	85,000
October 17, 2013	85,000
October 17, 2014 (and each year thereafter)	85,000

The Angel Wing project was the subject of an exploration and option to enter into a joint venture agreement with White Bear from May 15, 2007, until it was terminated on July 2, 2010.

On September 17, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) and Ramelius paid the Company $12,583 (US$12,180).  Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the “Initial Earn-in”).  Once Ramelius has completed the Initial Earn-In, it shall have the option to exercise the right to earn a vested 70% interest in Angel Wing by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.  If Ramelius elects not to exercise that right, but completes the initial earn-in, it shall be entitled to an NSR royalty of 1% to be capped at two times its total expenditures.

Due Dates	Exploration Expenditures US$
September 17, 2011 (met)	350,000
September 17, 2012 (met subsequently)	750,000
September 17, 2013	900,000
September 17, 2014	1,000,000
September 17, 2015	1,000,000
Total expenditure	4,000,000

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

b)	Big Blue (Oxen), Lander County, Nevada

The Company holds claims comprising the Big Blue property, Lander County, Nevada.

On August 13, 2009, the Company entered into a 20-year mining lease for mining claims with a private party, with an NSR royalty of 3% that is subject to certain buy-down provisions, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Paid previously	22,500
August 13, 2012 (paid)	15,000
August 13, 2013	17,500
August 13, 2014 (and each year thereafter)	30,000

The Big Blue project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius from May 6, 2010, until it was terminated on July 29, 2012.

c)	Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property with Nevada North Resources (USA) Inc. (“Nevada North”), with a sliding-scale NSR royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Paid previously	96,250
May 27, 2012 (paid)	30,000
May 27, 2013	40,000
May 27, 2014	40,000
May 27, 2015 - $50,000 and each year thereafter to be adjusted for inflation per the USA CPI	50,000

The Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with Queensgate Resources Corporation from March 11, 2008, until it was terminated on August 2, 2010.

On December 20, 2010, NuLegacy and the Company signed an amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.  As consideration for this amendment, NuLegacy issued to the Company an additional 50,000 common shares which were valued at $10,313 (US$10,647).  Refer to Note 9(k) for the combined exploration expenditures required under the amended agreement.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

d)	East Spruce Property, Elko County, Nevada

During the year ended August 31, 2011, the Company staked claims comprising the East Spruce property at a cost of $5,042.

e)	Ester Dome Property, Fairbanks Mining District, Alaska

The Ester Dome project was the subject of an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) from October 1, 2010, until it was terminated on September 25, 2012.  On the same date, the Company terminated the underlying lease with Range Minerals Inc., and wrote off the remaining carrying value of $52,865.

f)	Fuse Property, Eureka County, Nevada

The Company holds claims comprising the Fuse property, Eureka County, Nevada.  During the year ended August 31, 2012, the Company staked additional claims comprising the Fuse property at a cost of $6,018.

g)	HOG Property, Eureka County, Nevada

The Company holds claims comprising the HOG property, Eureka County, Nevada.

h)	Iron Point Property, Humboldt County, Nevada

The Company holds claims comprising the Iron Point property, Humboldt County, Nevada.

i)	PPM (Poverty Peak), Humboldt County, Nevada

The Company held claims comprising the PPM property, Humboldt County, Nevada, but allowed them to lapse in September 2012.

j)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on issue of 75,000 share purchase warrants and with minimum advance royalty payments to be completed on the following schedule.  The owner retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold.  Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ dn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012 (paid subsequently)	75,000	-
November 18, 2013	100,000	-
November 18, 2014 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

j)	Red Canyon Property, Eureka County, Nevada (continued)

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma Mines Inc. (“Montezuma”), a subsidiary of CMQ Resources Inc. Montezuma may earn a 60% interest in the Red Canyon  property by funding US$4,000,000 in qualified expenditures over a five-year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election with minimum annual expenditures of US$1,500,000 or by funding US$10,000,000 in additional exploration within 10 years.

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012 (met)	1,000,000
August 1, 2013	1,250,000
Total expenditure	4,000,000

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Previously paid	166,250
May 27, 2012 (paid)	40,000
May 27, 2013	50,000
May 27, 2014	50,000
May 27, 2015 and each year thereafter to be adjusted for inflation per the USA CPI	60,000

On October 1, 2009, the Company signed an exploration and option to enter into a joint venture agreement with NuLegacy and NuLegacy paid the Company $11,719 (US$11,000) as reimbursement of 2009-2010 federal claim maintenance fees.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and by issuing the Company 200,000 common shares (received).  On December 20, 2010, an amendment was signed to add the Coal Canyon property to the Red Hill option to joint venture agreement.  The 60% interest may now be earned in both projects by NuLegacy funding a total of US$5,500,000 in qualified expenditures over a five-year period and by issuing the Company an additional 50,000 common shares (received).  NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration within ten years of election.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

k)	Red Hill Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
July 1, 2010 (met)	200,000
January 1, 2011 (met)	600,000
October 1, 2011 (met)	400,000
October 1, 2012 (met subsequently)	1,050,000
October 1, 2013	1,400,000
October 1, 2014	1,850,000
Total expenditure	5,500,000

l)	Redlich Property, Esmeralda County, Nevada

The Company holds claims comprising the Redlich Property, Esmeralda County, Nevada, subject to a 3% NSR royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

m)	Rook Property, Eureka County, Nevada

The Company holds claims comprising the Rook property, Eureka County, Nevada.

n)	TAZ Property, Eureka County, Nevada

The Company holds claims comprising the TAZ property Eureka County, Nevada.

Certain of the TAZ claims are subject to a 1% NSR royalty pursuant to a finder’s fee agreement.

On February 11, 2011, as amended, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor).  Under the terms of the agreement, TGL will have to make initial exploration expenditures of US$2,725,000 over a four-year period, with the first year’s commitment of $400,000 an obligation.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of no less than $1,000,000 per year. If TGL elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional US$10,000,000 within 10 years, but meets the first US$2,725,000 spending milestone, it shall be entitled to an NSR of 2%.

Due Dates	Exploration Expenditures US$
February 11, 2012 (obligation, met)	400,000
February 11, 2013 (revised)	325,000
February 11, 2014	1,000,000
February 11, 2015	1,000,000
Total expenditure	2,725,000

During the year ended August 31, 2011, TGL paid the Company $20,400 (US$19,880) as reimbursement of claim maintenance fees of which $12,764 was recorded as a recovery of the Company’s acquisition costs and the residual amount of $7,636 recorded as exploration and evaluation recoveries.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

o)	Association Agreement, Colombia

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the “Association Agreement”) by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd. (“MAD II”) and the Colombian branch of MAD II.

During the August 31, 2010, fiscal year, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares to ExpoGold for a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company executed option agreements on the Pavo Real, Cajamarca, and Fresno projects as discussed below.  The Company also optioned the Santander, Ibague and Anori projects and then returned them to ExpoGold prior to the first year anniversary payments becoming due.

Concurrent with the execution of the five option agreements in fiscal 2010, the Company allocated the $206,500 fair value of the shares issued to ExpoGold plus $133,069 of additional acquisition costs of the five then-optioned properties, for a total of $339,569, across the properties: Anori $41,353; Cajamarca $97,829; Fresno $60,652; Ibague $58,117; and Santander $81,618.

p)	Cajamarca Option, Colombia

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

Cajamarca Option Due Dates	Minimum advance royalty payments US$	Common shares to be issued to ExpoGold
December 10, 2010 (paid and issued, included Ibague)	30,000	30,000
December 10, 2011 (paid and issued, included Ibague)	40,000	40,000
December 10, 2012	30,000	30,000
December 10, 2013	40,000	60,000
December 10, 2014	50,000	80,000
December 10, 2015, and on each subsequent anniversary	60,000	100,000

The Ibague mining interest was terminated and the acquisition costs of $48,960 were written off as at August 31, 2011.  The Fresno mining interest was terminated during the year ended August 31, 2012, and the acquisition costs of $33,600 were written off.  The Cajamarca mining interest was retained.

Annual payments and issuances of shares per the above table will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  MAD IV will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD IV at various milestones as the steps to production progress.

Effective September 19, 2011, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Red Eagle. Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle.  The activities of MAD IV are governed by the SA.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

p)	Cajamarca Option, Colombia (continued)

To maintain a 51% shareholding in MAD IV, effectively representing a 51% interest in the Cajamarca Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD IV within the next five years (the “First Contribution”).  These funds will be used to fund exploration work at the Cajamarca project.  If Red Eagle fails to make the first contribution within the stated time period, Red Eagle will forfeit all of its shares of MAD IV to Miranda.

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

On November 25, 2011, Miranda received 30,000 shares of Red Eagle, valued at $21,840, as reimbursement for the December 10, 2010, share issue due from Miranda to ExpoGold pursuant to the Cajamarca Option.

On November 30, 2011, Miranda issued 40,000 shares pursuant to the Cajamarca Option, with a fair value of $13,200.  On December 20, 2011, Miranda received 40,000 shares of Red Eagle, valued at $22,080, as reimbursement for the November 30, 2011, share issue due from Miranda to ExpoGold pursuant to the Cajamarca Option.

Exploration at Cajamarca is currently on hold due to security concerns.  Miranda has agreed with Red Eagle to defer the exploration commitments until the security situation improves.  Miranda has provided notice of force majeure to ExpoGold pursuant to the Cajamarca Option.

q)	Pavo Real Option, Colombia

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

Pavo Real Option Due Dates	Minimum advance royalty payments US$	Common shares to be issued to ExpoGold
Previously paid and issued	90,000	300,000
June 24, 2012 (paid and issued)	60,000	100,000
June 24, 2013	70,000	100,000
June 24, 2014	80,000	100,000
June 24, 2015, and on each subsequent anniversary	100,000	100,000

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Pavo Real Option, Colombia (continued)

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

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Option.  Miranda will be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo Option.  During the fiscal year ended August 31, 2012, the Company issued 100,000 common shares to ExpoGold valued at $33,000 pursuant to the Pavo Real Option Agreement.  The Company, in turn, received 100,000 shares of Red Eagle pursuant to the Association Agreement.

r)	Anori and Santander Properties, Colombia

During fiscal 2011, the Company terminated each of the Anori and Santander properties as described in Note 9(o), and wrote off the acquisition costs of $157,969.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Trade and other payables in Canada	$72,803	$50,337	$58,485
Trade and other payables in the USA	58,850	80,846	71,060
Trade and other payables in Colombia	66,802	30,290	38,167
Amounts payable to funding partners	-	-	6,000
Amounts payable and accrued liabilities to related parties	34,337	16,919	25,681

Total	$232,792	$178,392	$199,393

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

11.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2012

On November 30, 2011, the Company issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option agreement referenced in Note 9(p).

On June 15, 2012, the company issued 100,000 common shares to ExpoGold valued at $33,000 pursuant to the Pavo Real Option Agreement referenced in Note 9(q).

On February 7, 2012, the Company issued 85,000 common shares pursuant to the exercise of stock options.

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

On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 9(q).

On February 17, 2011, the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of five option agreements (Note 9(o).

On June 16, 2011, the Company issued 100,000 common shares to ExpoGold valued at $38,000 pursuant to the Pavo Option agreement referenced in Note 9(o).

During the year ended August 31, 2011, the Company issued 320,000 common shares pursuant to the exercise of stock options.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of up to 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

The continuity for stock options for the year ended August 31, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2012
March 28, 2012	$0.70	135,000	-	-	(135,000)	-
January 31, 2013	$0.70	1,170,000	-	-	(130,000)	1,040,000
February 25, 2014	$0.35	1,957,000	-	(85,000)	-	1,872,000
September 26, 2015	$0.56	1,745,000	-	-	(85,000)	1,660,000
December 1, 2015	$0.69	50,000	-	-	-	50,000
April 19, 2016	$0.56	100,000	-	-	-	100,000
October 21, 2016	$0.40	-	1,865,000	-	-	1,865,000

		5,157,000	1,865,000	(85,000)	(350,000)	6,587,000

Weighted average exercise price		$0.52	$0.40	$0.35	$0.67	$0.48

As at August 31, 2012, the weighted average remaining contractual life of the options outstanding was 2.5 years.

As at August 31, 2012, 5,654,500 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.49.  The intrinsic value of the vested stock options was $nil.  The intrinsic value of the vested stock options outstanding at August 31, 2012, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2012, being $0.30.

The continuity for stock options for the year ended August 31, 2011, is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2011
October 18, 2010	$1.18	80,000	-	-	(80,000)	-
April 17, 2011	$0.70	400,000	-	-	(400,000)	-
May 31, 2011	$0.70	50,000	-	-	(50,000)	-
March 28, 2012	$0.70	395,000	-	-	(260,000)	135,000
January 31, 2013	$0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$0.35	2,202,000	-	(245,000)	-	1,957,000
September 26, 2015	$0.56	-	1,895,000	(75,000)	(75,000)	1,745,000
December 1, 2015	$0.69	-	50,000	-	-	50,000
April 19, 2016	$0.56	-	100,000	-	-	100,000
		4,297,000	2,045,000	(320,000)	(865,000)	5,157,000

Weighted average exercise price		$0.53	$0.56	$0.40	$0.73	$0.52

As at August 31, 2011, the weighted average remaining contractual life of the options outstanding was 2.8 years.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

d)	Share-based compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.  Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2012

During the year ended August 31, 2012, the Company recorded $459,188 in share-based compensation expense for options vesting in the year as follows:

a)	vesting portion of options granted October 20, 2011, $424,658
b)	vesting portion of options granted April 19, 2011, $11,019
c)	vesting portion of options granted December 1, 2010, $2,688
d)	vesting portion of options granted September 26, 2010, $20,823

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.32 to 4.87 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option.

Fiscal 2011

During the year ended August 31, 2011, the Company recorded $591,854 in share-based compensation expense for options vesting in the year as follows:

a)	vesting portion of options granted April 19, 2011, $22,314
b)	vesting portion of options granted December 1, 2010, $17,899
c)	vesting portion of options granted September 26, 2010, $551,641

The fair value of the 1,895,000 options granted on September 26, 2010, was determined using a risk free interest rate ranging from 1.42% to 1.84%, an expected volatility ranging from 86.3% to 95.4%, an expected life of ranging from 1.9 to 3.8 years, and an expected dividend of zero for a total fair value of $598,225 or $0.316 per option.

The fair value of the 50,000 options granted December 1, 2010, was determined using a risk free interest rate of between 1.65% and 2.2%, an expected volatility of between 86.7 and 93.4%, an expected life of between 2.8 and 3.8 years, and an expected dividend of zero for a total fair value of $20,588 or $0.412 per option.

The fair value of the 100,000 options granted April 19, 2011, was determined using a risk free interest rate of between 1.65% and 2.29%, an expected volatility of between 87.3% and 92.0%, an expected life of between 2.8 and 3.8 years, and an expected dividend of zero for a total fair value of $33,333 or $0.333 per option.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2012 is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Issued	Exercised	Expired	Balance August 31, 2012
December 9, 2011	$0.50	100,000	-	-	(100,000)	-
March 18, 2012	$1.00	5,686,492	-	-	(5,686,492)	-
October 29, 2012	$0.55	100,000	-	-	-	100,000
November 3, 2012	$0.75	1,000,000	-	-	-	1,000,000
October 29, 2013	$0.60	-	100,000	-	-	100,000
		6,886,492	100,000	-	(5,786,492)	1,200,000

Weighted average exercise price		$0.95	$0.60	$-	$0.99	$0.72

On October 29, 2011, pursuant to a mining lease agreement with Range Minerals Inc. (Note 9(e)), the Company issued the final tranche of 100,000 share purchase warrants with an exercise price of $0.60, expiring on October 29, 2013, with a fair value of $10,969.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.14%; an expected volatility of 69%; an expected life of two years; and an expected dividend of zero.

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

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc. (Note 9 (e)), the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012, with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services, and financial reporting

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

For the year ended	August 31, 2012	August 31, 2011
Consulting fees	$114,450	$108,938
Office and general expenses	5,111	6,094
Total	$119,561	$115,032

Advances to related parties are disclosed in Note 7 and amounts owing to related parties are disclosed in Note 10.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Coal Canyon and Red Hill property leases (Note 9(c) and 9(k)).

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 12(a), during the years ended August 31, 2012, and 2011 were as follows:

For the year ended	August 31, 2012	August 31, 2011
Consulting fees	$114,450	$108,938
Salaries	351,760	368,073
Directors fees	30,319	32,129
Share-based compensation	314,401	410,869
Total	$810,930	$920,009

13.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia.

Notes 8 and 9 provide disclosure as to the geographic location of property, plant and equipment; the exploration and evaluation assets; and geographical exploration expenditures.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2012	August 31, 2011	September 1, 2010
Cash	FVTPL	$4,955,344	$7,636,663	$10,298,439
Amounts receivable	Loans and receivables	160,530	477,751	103,324
Marketable securities	Available-for-sale	286,500	378,300	139,500
Advances	FVTPL	23,150	24,530	70,806
Accounts payable and accrued liabilities	Other liabilities	(232,792)	(178,392)	(199,393)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and is calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of cash and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2012
	Level 1	Level 2	Level 3
Cash	$4,955,344	$-	$-	$4,955,344
Available-for-sale securities	238,500	48,000	-	286,500
	$5,193,844	$48,000	$-	$5,241,844

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value of cash and marketable securities (continued)

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2011
	Level 1	Level 2	Level 3
Cash	$7,636,663	$-	$-	$7,636,663
Available-for-sale securities	93,000	285,300	-	378,300
	$7,729,663	$285,300	$-	$8,014,963

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at September 1, 2010
	Level 1	Level 2	Level 3
Cash	$10,298,439	$-	$-	$10,298,439
Available-for-sale securities	59,500	-	80,000	139,500
	$10,357,939	$-	$80,000	$10,437,939

During the year ended August 31, 2012:

a)
300,000 of the common shares of Red Eagle were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 170,000 common shares of Red Eagle were received and 120,000 of these were recorded as Level 2, while 50,000 were initially recorded as Level 2, but re-classified as Level 1 as the “hold period” had lapsed; and

b)	40,000 of the common shares of NuLegacy were re-classified from Level 2 to Level 1 as the “hold period” had lapsed.

During the year ended August 31, 2011:

a)
100,000 of the common shares of Red Eagle were re-classified from Level 3 to Level 2 as the shares began trading on the TSX-V (with a hold period); and 200,000 common shares of Red Eagle were received and recorded as Level 2 as the shares began trading on the TSX-V (with a hold period); and

b)
200,000 of the common shares of NuLegacy were re-classified from Level 3 to Level 2 as the shares began trading on the TSX-V; and 50,000 common shares of NuLegacy were received, 40,000 of which were recorded as Level 2 as trading on the TSX-V (with a hold period), and the other 10,000 were recorded as Level 1; and

c)	300,000 common shares of Teslin River were re-classified from Level 3 to Level 1 as the shares began trading on the TSX-V.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government.  The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk:  The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest.  The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk:  The Company has identified its functional currencies as the Canadian dollar and the US dollar.  Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”).  The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.  At August 31, 2012, one Canadian dollar was equal to 0.9857 US dollars and 1,852 Colombian Pesos.

Balances are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	67,538	53,376,646	95,395
Amounts receivable	126,656	1,792,200	125,813
Advances and prepaid expenses	7,216	54,185,435	36,373,435
	201,410	109,354,281	257,581
Accounts payable and accrued liabilities	(73,625)	(123,708,475)	(139,375)
Net monetary assets (liabilities)	127,785	(14,354,194)	118,206

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $11,800 in the year.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Risk management (continued)

(c)
Commodity Price Risk:  While the value of the Company’s exploration and evaluation assets is related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

15.	MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 11). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.  The Company is not subject to any externally imposed capital requirements.

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

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	August 31, 2012	August 31, 2011
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$10,969	$39,592
Fair value of shares issued for exploration and evaluation assets	46,200	134,000
Fair value of shares received for exploration and evaluation assets	76,920	134,959
Fair value of options exercised	13,095	62,716
Option recoveries in amounts receivable	-	152,854
Interest received	94,471	83,964

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2012	2011
Loss before income taxes	$(3,623,914)	$(3,712,126)

Expected income tax (recovery)	$(924,000)	$(1,008,000)
Change in statutory, foreign tax, foreign exchange rates, and other	(157,000)	(234,000)
Permanent differences	116,000	246,000
Share issue costs	-	(1,000)
Change in unrecognized deductable temporary differences	979,123	982,877

Deferred income tax expense (recovery)	$14,123	$(14,123)

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company’s recognized deferred tax assets and liabilities are as follows:

	2012	2011

Deferred tax assets (liabilities)
Property and equipment	$(12,000)	$(23,000)
Marketable securities	-	(14,123)
Non-capital losses	12,000	36,877

Net deferred tax assets (liabilities)	$-	$-

The significant components of the Company’s unrecognized deductable temporary differences and tax losses are as follows:

	2012	Expiry Date Range	2011

Temporary differences
Exploration and evaluation assets	$5,313,000	No expiry date	$4,135,000
Property and equipment	37,000	No expiry date	41,000
Share issue costs	77,000	2033-2036	127,000
Marketable securities	65,000	No expiry date	-
Allowable capital losses	467,000	No expiry date	467,000
Non-capital losses available for future period	12,219,000	2014-2032	10,164,000

Canada	4,580,000	2014-2032	4,310,000
USA	7,240,000	2020-2032	5,860,000

Tax attributes are subject to review, and potential adjustments by tax authorities.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2012, the Company:

a)	reports that 1,100,000 warrants expired, unexercised;

b)	reports that 185,000 options were cancelled due to staff resignations; and

c)
granted stock options to directors, officers, employees and consultants on 1,575,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.305 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant.

19.	FIRST TIME ADOPTION OF IFRS

a)	Transition to IFRS

The Company’s first annual financial statements prepared under IFRS are for the year ended August 31, 2012, and it is necessary for the Company to present comparative statements restated to IFRS for the year ended August 31, 2011.  Accordingly, the transition date of the Company is September 1, 2010 (the “Transition Date”), and it requires the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended August 31, 2012, the financial statements for the year ended August 31, 2011, and the statement of financial position on the Transition Date of September 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

b)	Initial elections upon adoption

IFRS 1, First-time Adoption of International Financial Reporting Standards provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to deficit unless certain mandatory and optional exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position:

IFRS Exemption Options

i.	Cumulative foreign currency translation differences
As permitted by the IFRS 1 election for cumulative foreign currency translation differences, an entity may elect to recognise all translation adjustments arising on the translation of the financial statements of foreign entities in accumulated profits or losses at the opening IFRS balance sheet date (that is, reset the translation reserve included in equity under previous GAAP to zero).  If the entity elects this exemption, the gain or loss on subsequent disposal of the foreign entity will be adjusted only by those accumulated translation adjustments arising after the opening IFRS statement of financial position.   The Company has availed itself of this exemption and has deemed cumulative foreign currency translation differences for foreign operations to be zero at the Transition Date.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

b)	Initial elections upon adoption (continued)

ii.	Share-based payments
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date, which had been accounted for in accordance with Canadian GAAP.  As there were no unvested awards as at the Transition Date, there was no financial adjustment necessary.  In addition, under IFRS 2, the definition of an employee is broader, allowing the Company to group employees and others providing similar services together.  Under this broader definition, the Company has included its consultants and employees in one group.

iii.	Business combinations
IFRS 1 includes Appendix C explaining how a first-time adopter should account for business combinations that occurred prior to transition to IFRS.  An entity may keep the original previous GAAP accounting, that is, not restate:
•	previous mergers or goodwill written-off from reserves;
•	the carrying amounts of assets and liabilities recognised at the date of acquisition or merger; or
•	how goodwill was initially determined (do not adjust the purchase price allocation on acquisition).

However, should it wish to do so, an entity can elect to restate all business combinations starting from a date it selects prior to the opening balance sheet date.  In all cases, the entity must make an initial IAS 36 impairment test of any remaining goodwill in the opening IFRS balance sheet, after reclassifying, as appropriate, previous GAAP intangibles to goodwill.  The exemption for business combinations also applies to acquisitions of investments in associates and of interests in joint ventures.

The Company has determined that this exemption does not apply, as there have been no previous mergers, and has had no previous goodwill written-off.

IFRS mandatory exception

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position at the Transition Date:

i.	Estimates
Hindsight is not used to create or revise estimates.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

c)	Reconciliation between Canadian GAAP and IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however, significant differences exist in certain areas of recognition, measurement and disclosure.  While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in changes to the Company’s reported financial position and results of operations.  In order to allow financial statement users to better understand these changes, the Company’s Canadian GAAP opening statement of financial position at Transition Date and August 31, 2011, and statements of comprehensive loss and cash flows for the year ended August 31, 2011, have been reconciled to IFRS and presented below, along with explanations of resulting differences.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at September 1, 2010

The Company’s Canadian GAAP consolidated statement of financial position as at the Transition Date has been reconciled to IFRS as follows:

as at September 1, 2010	Previous	IFRS	IFRS	IFRS	IFRS
	Canadian	Adjustment	Adjustment	Adjustment
	GAAP	Note 19(f)(i)	Note 19(f)(ii)	Note 19(f)(iii)

ASSETS

Current
Cash	$10,298,439	$-	$-	$-	$10,298,439
Amounts receivable	103,324	-	-	-	103,324
Marketable securities	139,500	-	-	-	139,500
Advances and prepaid expenses	123,919	-	-	-	123,919
	10,665,182	-	-	-	10,665,182

Property, plant and equipment	148,851	(3,441)	-	-	145,410
Exploration and evaluation assets	554,671	(13,440)	-	-	541,231
	$11,368,704	$(16,881)	$-	$-	$11,351,823

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$199,393	$-	$-	$-	$199,393

Shareholders' equity
Share capital	25,839,086	-	-	-	25,839,086
Share-based reserve	6,395,623	-	-	(1,164,511)	5,231,112
Warrant reserve	809,028	-	-	1,164,511	1,973,539
Foreign exchange reserve	-	-	-	-	-
Accumulated other comprehensive income (loss)	34,500	-	-	-	34,500
Deficit	(21,908,926)	(16,881)	-	-	(21,925,807)
	11,169,311	(16,881)	-	-	11,152,430
	$11,368,704	$(16,881)	$-	$-	$11,351,823

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011

The Company’s Canadian GAAP consolidated statement of financial position as at August 31, 2011, has been reconciled to IFRS as follows:

as at August 31, 2011	Previous	IFRS	IFRS	IFRS	IFRS
	Canadian	Adjustment	Adjustment	Adjustment
	GAAP	Note 19(f)(i)	Note 19(f)(ii)	Note 19(f)(iii)

ASSETS

Current
Cash	$7,636,663	$-	$-	$-	$7,636,663
Amounts receivable	477,751	-	-	-	477,751
Marketable securities	378,300	-	-	-	378,300
Advances and prepaid expenses	101,002	-	-	-	101,002
	8,593,716	-	-	-	8,593,716

Property, plant and equipment	207,955	(6,878)	-	-	201,077
Exploration and evaluation assets	304,030	(26,617)	-	-	277,413
	$9,105,701	$(33,495)	$-	$-	$9,072,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$178,392	$-	$-	$-	$178,392

Shareholders' equity
Share capital	26,502,488	-	-	-	26,502,488
Share-based reserve	6,889,610	-	35,151	(1,164,511)	5,760,250
Warrant reserve	1,005,613	-	-	1,164,511	2,170,124
Foreign exchange reserve	-	(14,102)	-	-	(14,102)
Accumulated other comprehensive income (loss)	98,864	-	-	-	98,864
Deficit	(25,569,266)	(19,393)	(35,151)	-	(25,623,810)
	8,927,309	(33,495)	-	-	8,893,814
	$9,105,701	$(33,495)	$-	$-	$9,072,206

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011 (continued)

The Company’s Canadian GAAP consolidated statement of loss and comprehensive loss for the year ended August 31, 2011, has been reconciled to IFRS as follows:

for the year ended August 31, 2011	Previous	IFRS	IFRS	IFRS
	Canadian	Adjustment	Adjustment
	GAAP	Note 19(f)(i)	Note 19(f)(ii)
Expenses
Consulting	$124,321	$-	$-	$124,321
Depreciation	79,599	(6,831)	-	72,768
Directors fees	32,129	-	-	32,129
Exploration and evaluation expenditures	1,350,487	-	-	1,350,487
Exploration and evaluation recoveries	(40,914)	-	-	(40,914)
Foreign exchange	44,265	9,343	-	53,608
Insurance	41,575	-	-	41,575
Investor relations	204,499	-	-	204,499
Management fees earned	(3,123)	-	-	(3,123)
Office rent, telephone, secretarial, sundry	190,850	-	-	190,850
Professional fees	80,398	-	-	80,398
Share-based compensation	556,703	-	35,151	591,854
Travel and business promotion	123,044	-	-	123,044
Transfer agent, filing and regulatory fees	56,400	-	-	56,400
Wages and benefits	733,037	-	-	733,037
	(3,573,270)	(2,512)	(35,151)	(3,610,933)

Interest earned	105,736	-	-	105,736
Write-off of exploration and evaluation assets	(206,929)	-	-	(206,929)
	(101,193)	-	-	(101,193)
Loss before income taxes	(3,674,463)	(2,512)	(35,151)	(3,712,126)
Deferred income tax recovery	14,123	-	-	14,123
Loss for the year	(3,660,340)	(2,512)	(35,151)	(3,698,003)

Other comprehensive loss
Foreign currency translation differences for foreign operations	-	(14,102)	-	(14,102)
Unrealized gain on marketable securities, net of tax	64,364	-	-	64,364
Total comprehensive loss for the year	$(3,595,976)	$(16,614)	$(35,151)	$(3,647,741)

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011 (continued)

The Company’s Canadian GAAP consolidated statement of cash flows for the year ended August 31, 2011, has been reconciled to IFRS as follows:

for the year ended August 31, 2011	Previous	IFRS	IFRS
	Canadian	Adjustment	Adjustment	IFRS
	GAAP	Note 19(f)(i)	Note 19(f)(ii)
Cash provided from (used for):

Operating activities
Loss for the year	$(3,660,340)	$(2,512)	$(35,151)	$(3,698,003)
Depreciation	79,599	(6,831)	-	72,768
Deferred income tax recovery	(14,123)	-	-	(14,123)
Unrealized foreign exchange loss	3,980	12,836	-	16,816
Write-off of exploration and evaluation assets	206,929	-	-	206,929
Shares received as exploration and evaluation asset recoveries	(29,334)	-	-	(29,334)
Share-based compensation	556,703	-	35,151	591,854
	(2,856,586)	3,493	-	(2,853,093)
Change in non-cash working capital items:
Amounts receivable	(221,573)	-	-	(221,573)
Advances and prepaid expenses	22,917	-	-	22,917
Accounts payable and accrued liabilities	(21,001)	-	-	(21,001)
	(3,076,243)	3,493	-	(3,072,750)

Investing activities
Equipment purchases	(138,703)	-	-	(138,703)
Exploration and evaluation asset recoveries	12,764	-	-	12,764
Exploration and evaluation asset acquisitions	(83,273)	-	-	(83,273)
	(209,212)	-	-	(209,212)

Financing activities
Shares issued	627,750	-	-	627,750
Share issue costs	(4,071)	-	-	(4,071)
	623,679	-	-	623,679

Net foreign exchange differences	-	(3,493)	-	(3,493)

Change in cash for the year	(2,661,776)	-	-	(2,661,776)

Cash, beginning of the year	10,298,439	-	-	10,298,439

Cash, end of the year	$7,636,663	$-	$-	$7,636,663

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2012, and 2011 (Stated in Canadian dollars)

19.	FIRST TIME ADOPTION OF IFRS (continued)

f)	Explanatory notes to the IFRS reconciliations above:

(i)	Functional currency

Under Canadian GAAP, an entity is not explicitly required to assess the unit of measure (functional currency) in which it measures its own assets, liabilities, revenues and expenses.  Under Canadian GAAP, an entity applies criteria to determine only whether a foreign subsidiary’s operation is integrated or self-sustaining, in which case the temporal or current methods of translation respectively, are then applied to the subsidiary’s financial statement balances and results of operations.  Under Canadian GAAP, the Company prepared its financial statements in Canadian dollars and its US subsidiary and Colombian branch operations were determined to be integrated foreign operations.

Under IFRS, specifically, IAS 21, the functional currency of the reporting entity and each of its foreign operations must be assessed independently giving consideration to the primary economic environment in which each entity operates.  IFRS provides guidance in respect of factors to be considered in determining an entity’s functional currency that are similar to those noted in Canadian GAAP, however, unlike Canadian GAAP, IFRS distinguishes between primary and secondary factors in making such an assessment.  Based on the assessment under IFRS, management has determined that the functional currencies of Miranda Gold Corp. is the Canadian dollar; its Canadian subsidiaries and their respective Colombian branch operations is the Canadian dollar, and its US subsidiary is the US dollar.

Accordingly, the change in functional currency has been reflected in reporting the Company’s financial position in the Company’s Canadian dollar presentation currency.

(ii)	Share-based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a graded or straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, specifically IFRS 2, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches.  Forfeiture estimates are recognized in the period that the fair value is calculated, and are revised for actual forfeitures in subsequent periods.

(iii)	Financial instruments - presentation

Under Canadian GAAP, an entity was permitted to attribute a relative fair value to the included warrant pursuant to a unit offering.  The relative fair value of the warrant was determined using the Black-Scholes option pricing model.  On expiry, the fair value of the warrant was transferred to contributed surplus.

Under IFRS, specifically IAS 32, an entity may calculate the underlying value of the warrant in a unit offering, based on specific criteria.  In Miranda’s case, it was determined that the fair value of the included warrant pursuant to a unit offering under IFRS would continue to be measured using the relative fair value method, however, upon expiry, the fair value of the warrants will remain in the warrant reserve and not be transferred to either share capital or share-based reserve.

When compensatory warrants are issued pursuant to an agreement, for example, the fair value continues to be calculated using the Black-Scholes option pricing model.  The previous methodology for calculating these fair values under Canadian GAAP is in compliance with IFRS, and no further adjustments were necessary.