Form 20-F
period 2013-08-31
MIRANDA GOLD CORP
filed 2013-12-20
CIK 942149

OMB Number: 3235-0288

Expires: April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

OR

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

Len Goldsmith, +1-604-536-2711 (telephone) +1-604-536-2788 (facsimile),

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

(Name, Telephone, Email and/or Facsimile number and address of Company contact person)

1 | Page

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

74,040,252 common shares

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

U.S. GAAP ☐     International Financial Reporting Standards as issued      Other  ☐

By the International Accounting Standards Board ☒
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

N/A   Yes   ☐   No   ☐

3 | Page

	Table of Contents

GLOSSARY OF TERMS AND ABBREVIATIONS		4

NOTE ON FORWARD LOOKING INFORMATION		9

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3	KEY INFORMATION	12

A.	SELECTED FINANCIAL DATA	12
B.	CAPITALIZATION AND INDEBTEDNESS	13
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	13
D.	RISK FACTORS	13

ITEM 4	INFORMATION ON MIRANDA	20

A.	HISTORY AND DEVELOPMENT OF MIRANDA	20
B.	BUSINESS OVERVIEW	22
C.	ORGANIZATIONAL STRUCTURE	23
D.	PROPERTY	23
ITEM 4A UNRESOLVED STAFF COMMENTS		51

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52

A.	OPERATING RESULTS	52
B.	LIQUIDITY AND CAPITAL RESOURCES	53
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	54
D.	TREND INFORMATION	55
E.	OFF-BALANCE SHEET ARRANGEMENTS	55
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	55
G.	SAFE HARBOR	56

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56

A.	DIRECTORS AND SENIOR MANAGEMENT	56
B.	COMPENSATION	58
C.	BOARD PRACTICES	60
D.	EMPLOYEES	63
E.	SHARE OWNERSHIP	63

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67

A.	MAJOR SHAREHOLDERS	67
B.	RELATED PARTY TRANSACTIONS	67
C.	INTERESTS OF EXPERTS AND COUNSEL	68

1 | Page

ITEM 8	FINANCIAL INFORMATION	68

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	68
B.	SIGNIFICANT CHANGES	68

ITEM 9	THE OFFER AND LISTING	69

A.	OFFER AND LISTING DETAILS	69
B.	PLAN OF DISTRIBUTION	70
C.	MARKETS	70
D.	DILUTION	70
E.	EXPENSES OF THE ISSUE	70

ITEM 10	ADDITIONAL INFORMATION	70

A.	SHARE CAPITAL	70
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	70
C.	MATERIAL CONTRACTS	71
D.	EXCHANGE CONTROLS	71
E.	TAXATION	71
F.	DIVIDENDS AND PAYING AGENTS	78
G.	STATEMENT BY EXPERTS	78
H.	DOCUMENTS ON DISPLAY	78
I.	SUBSIDIARY INFORMATION	78

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	78

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	79

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	79

ITEM 15	CONTROLS AND PROCEDURES	79

ITEM 15T	CONTROLS AND PROCEDURES	80

ITEM 16	[RESERVED]	80

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	80
ITEM 16B	CODE OF ETHICS	80
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	81
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 81
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
	PURCHASERS	81
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	82
ITEM 16G	CORPORATE GOVERNANCE	82
ITEM 16H	MINE SAFETY DISCLOSURE	82

2 | Page

ITEM 17	FINANCIAL STATEMENTS	83
ITEM 18	FINANCIAL STATEMENTS	83
ITEM 19	EXHIBITS	83

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

3 | Page

Glossary of terms AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico	Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project, and now has an alliance agreement in Colombia.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick	Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges. Barrick is a former partner of the Company on the Red Hill and Fuse properties.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend	The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.
BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system	A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone. This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.
Carlin Gold Trend	North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limey sediments, that is about 10 miles wide and 100 miles long. Carlin refers to a style of mineralization that is seen around the world.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
4 | Page

Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Cortez Gold Trend	The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend. The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
Dike	A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the optionor of the Pavo Real and Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).
Geophysics	Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.
Gravity highs	Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.
Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
5 | Page

Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation	A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive. Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.
Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, Rovira Mining Limited (formerly MAD III), MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III	Miranda Gold Colombia III is a B.C. company with a Colombian branch that is the optionee of the Company’s Pavo Real project in Colombia. Red Eagle changed the name of the Company to Rovira Mining Limited.
MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch of that is the lessee of the Company’s Cajamarca project in Colombia.
MAD V	Miranda Gold Colombia V is a B.C. company with a Colombian branch organized to hold a mineral property option/lease that is under negotiation.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineralization	A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support the definition of sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineralized deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support the definition of tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Montezuma	Montezuma Mines Inc. is a subsidiary of CMQ Resources Inc. a mineral exploration company listed for trading on the TSX.V. The Company has an option agreement with Montezuma on the Red Canyon property.
6 | Page

Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that is the lessor of the Coal Canyon and Red Hills properties. Ken Cunningham, Miranda’s CEO is entitled to 10% of any receipts Nevada North receives from the Coal Canyon and Red Hills properties.
Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.
Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.
Oxide	Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.
Ppb	Parts per billion
Ppm	Parts per million
Prism	Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.
Pathfinder	Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment	Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels. They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.
7 | Page

Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company had an option agreement with Ramelius on the Angel Wing property and also had an option agreement on the Big Blue property until it was terminated in fiscal 2012.
Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle is the Company’s partner in MAD III and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification	Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
8 | Page

Teslin River	Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012, as part of the Mustang property purchase.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric (also known as long) tonne (1.102 short tons, 2,240 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company owns 200,000 shares of White Bear that trade on the TSX.V.

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

  The Company’s strategies and objectives;
  The Company’s interest and other expenses;
  The Company’s tax position and the tax rates applicable to us;
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
  The Company’s financial and operating objectives;
  The Company’s exploration, environmental, health and safety initiatives;
  The availability  of  qualified   employees  for  the Company’s  operations; and
  The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

9 | Page

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
  Risks associated with  environmental compliance and changes in  environmental  legislation  and  regulation;
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

  General business and economic conditions;
  Interest rates and foreign exchange rates;
  The  supply  and  demand  for,  deliveries  of,  and the  level  and volatility  of prices of gold and silver;
  The timing of the receipt of regulatory and  governmental  approvals for the Company’s development projects and other operations;
  The  availability  of  financing  for the Company’s  development  projects  on reasonable terms;
  The Company’s costs of production and the Company’s production and productivity  levels, as well as those of the Company’s competitors;
  The Company’s ability to secure adequate transportation for the Company’s products;
  The Company’s ability to procure  mining  equipment and operating  supplies in sufficient quantities and on a timely basis;
  The Company’s ability to attract and retain skilled staff;
  The  impact of  changes  in foreign exchange rates on the Company’s costs and results;
  Engineering and construction timetables and capital costs for the Company’s development and expansion projects;
  Costs of closure of various operations;
  Market competition;
10 | Page

  The accuracy of the Company’s reserve  estimates  (including,  with respect to size, grade and recoverability) and the geological,  operational and price assumptions on which these are based;
  Tax benefits and tax rates;
  The resolution of environmental  and other  proceedings or disputes; and
  Ongoing relations with the Company’s employees and with the Company’s business partners.

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

11 | Page

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

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last three fiscal years ended August 31.

For the Year Ended August 31

	2013	2012	2011
	$	$	$
Operating Revenue	Nil	Nil	Nil
Loss for the year	3,215,753	3,638,037	3,698,003
Loss per share: basic and diluted	(0.05)	(0.07)	(0.07)
Total assets	7,939,762	5,889,880	9,072,206
Total liabilities	295,788	232,792	178,392
Working capital	7,201,737	5,249,511	8,415,324
Net assets	7,643,974	5,657,088	8,893,814
Capital stock/share capital	29,652,503	26,591,533	26,502,488
Dividends per share	Nil	Nil	Nil
Weighted average number of shares outstanding	67,673,299	52,927,922	52,435,384

12 | Page

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2009 through to August 31, 2013.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2013	1.011
For the Year Ended August 31, 2012	1.009
For the Year Ended August 31, 2011	0.989
For the Year Ended August 31, 2010	1.045
For the Year Ended August 31, 2009	1.179

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2013	July 2013	August 2013	September 2013	October 2013	November 2013
High	1.03508	1.04323	1.04327	1.03627	1.03843	1.05096
Low	1.02794	1.03753	1.03846	1.03223	1.03449	1.04695

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.0577 as of December 16, 2013.

B.	Capitalization and Indebtedness

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

13 | Page

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

14 | Page

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

15 | Page

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

16 | Page

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

17 | Page

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

18 | Page

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

The market price of Miranda’s common shares has ranged from a high of $0.285 and a low of $0.11 during the twelve month period ended November 30, 2013. See “Market for Common Equity and Related Shareholder Matters”.

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

19 | Page

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

Miranda's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6. The contact person is Len Goldsmith, Chief Financial Officer. The telephone number is +1 (604) 536-2711 and the facsimile number is +1 (604) 536-2788.

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

20 | Page

Fiscal year ended August 31, 2012

On December 6, 2011, Red Eagle terminated the Fresno portion of the Cajamarca SPA and SA agreement with MAD IV, and on December 6, 2011, Miranda terminated the Fresno Option Agreement with ExpoGold, and wrote off the residual asset of $33,600.

On April 12, 2012 Navaho Gold requested a relaxation of the 2012 work commitment at Taz due to uncertain markets in Australia. On June 11, 2012, the two companies signed a variation to the exploration and option to enter mining venture agreement which in effect suspended the 2012 work commitment and replaced it with a modest sampling program and assurance that claim fees would be paid.

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

Fiscal year ended August 31, 2013 and subsequent

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

Effective October 15, 2012, Miranda acquired the Mustang project in the Walker Lane, Nye County, Nevada, from Teslin River.

In October 2012, Miranda staked the Kibby Flats property in the Walker Lane, Esmeralda County, Nevada.

On January 23, 2013, Miranda signed a Strategic Alliance Agreement with Agnico (previously announced July 2012) for precious metal exploration in Colombia. The Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio.

On January 25, 2013, NuLegacy terminated their earn-in agreement on the Red Hill and Coal Canyon projects.

In January 2013, Miranda entered into a lease agreement on the Cerro Oro project in Colombia, and negotiated an agreement in principle with Prism to earn-in on the project, which was replaced by a conditional share purchase agreement in June 2013.

On April 12, 2013, Miranda purchased the Minagrande project in the Antioquia department, Colombia.

On October 5, 2013, Ramelius terminated their earn-in agreement on the Angel Wing project in Nevada. Miranda contemporaneously terminated the Angel Wing lease.

On November 15, 2013, the Company signed a lease agreement with Alaska Hardrock Inc., granting Miranda the exclusive right to enter, explore, prospect, drill, develop, mine, mill, refine, store, process, and/or remove and market mineral products from the claims as defined in the lease, known as the Willow Creek project in Alaska.

21 | Page

During the year ended August 31, 2013, Miranda decided to drop the following claims and leases: Angel Wing claims and lease; Coal Canyon claims and lease; Fuse claims; HOG claims; Rook claims; TAZ claims; and Ester Dome claims and lease.

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

The majority of the Company’s exploration projects are in Nevada with a group of projects in Colombia. The Nevada projects include the Redlich and Kibby Flats projects located in Esmeralda County; the Big Blue project located in Lander County; Red Canyon and Red Hill, projects located in Eureka County; the Iron Point project located in Humboldt County; the Mustang project located in Nye County; and the East Spruce project located in Elko County. New projects acquired subsequent to August 31, 2013, include the Willow project located in Alaska.

The Company’s Colombian projects include the Pavo Real, Cajamarca, Minagrande and Cerro Oro exploration projects.

We have built a track record of successful project definition and acquisitions. We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

22 | Page

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

23 | Page

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2013. The Red Canyon property in Nevada and the Cajamarca and Pavo Real projects in Colombia continued under funding agreements, while the Minagrande and Cerro Oro projects in Colombia continued under alliance agreements. Miranda is currently seeking funding partners for the Big Blue, East Spruce, Iron Point, Kibby Flats, Mustang, Red Hill, and Redlich projects in Nevada.

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

24 | Page

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	JV Agreement

Big Blue	Leased/Jennings	see project description	Federal Lode - BLM	Oxen & Paul	105	NMC899726-29, NMC928599, NMC 928611, NMC933446, NMC933448, NMC 933456, NMC934001, NMC1013087-152, NMC1029965-93	2,169	none
Big Blue	Miranda	n/a	Federal Lode - BLM	Babe & Moxen	75	NMC1013947-52, NMC1013967-72, NMC1013987, NMC1013989-95, NMC1014000-04, NMC1018324-49, NMC1018356-65, NMC1018383, NMC1018391-92, NMC1018396-401, NMC1018406-410	1,550	none

East Spruce	Miranda	n/a	Federal Lode - BLM	MG	69	NMC1028868-1028936	1,426	none

Iron Point	Miranda	n/a	Federal Lode - BLM	AB OVO, IP	96	NMC893361-386, NMC897415-450, NMC921955-988	1,983	none
Iron Point	Miranda	n/a	Federal Lode - BLM	JTK, RK	226	NMC1033329-364, NMC1042159-348	4,669	none

Kibby Flats	Miranda	n/a	Federal Lode - BLM	KB	131	NMC 1080742-872	2,706	none

Mustang	Miranda	n/a	Federal Lode - BLM	KC, Mustang, Muskate, Jaryn, Mustake	147	NMC 1080543-617; NMC 836082-85; NMC 859841-871,876-883; NMC 894329-31; NMC 937273; NMC 1011046-064; NMC 1049158-163	3,037	none

Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-71, NMC695046-51	4,896	Montezuma Mines Inc.
Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	NC	17	NMC1020836-47; NMC1020862-66	351	Montezuma Mines Inc.

Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074	none
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RP & Zero	28	NMC831504-29, NMC847956, NMC1070934	578	none

Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	36	NMC847420-26, NMC847427-43, NMC891145-56,	744	none
Redlich	Miranda	n/a	Federal Lode - BLM	Ready	6	NMC891157-62	124	none
Redlich	Miranda	n/a	Federal Lode - BLM	Set No.	35	NMC863668-76(even), NMC863677-90, NMC863700, NMC863703-11, NMC863717-18, NMC889466, NMC889468, NMC944138, NMC944140	723	none

25 | Page

The following is a location map of Miranda’s properties in Nevada. All of the properties are accessible by road.

Iron Point
East Spruce Mtn
Red Hill
Red Canyon
Big Blue
Mustang
Kibby Flat
Redlich
N
W
E
S
Explanation
Miranda Gold Properties
Nevada Major Roads
Nevada_Outline
Nevada Cities
Minor Town
Major Town
Kilometers
0 20 40 80 120 160

26 | Page

As at the date of this Annual Report Miranda’s funding partners are or were exploring and advancing the following projects in Nevada: Angel Wing (now terminated), Coal Canyon (now terminated), Red Canyon, Red Hill (now terminated), and TAZ (now terminated) during fiscal 2013.

Angel Wing, Elko County, Nevada

Nature of interest and terms of acquisition

The Angel Wing project consists of unpatented lode mining claims covering approximately 1,800 acres in northeast Elko County, Nevada.

The Company also holds claims pursuant to a mining lease. On October 17, 2005, Miranda entered into a 20-year mining lease with a private party for several unpatented lode mining claims with a sliding scale production royalty of between 2% to 4% depending on the price of gold, for annual Advance Royalty payments payable in stages over 20 years, totaling US$1,540,000. On December 19, 2006, the agreement was amended so that the number of claims was increased and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point. However, the NSR shall never drop below 1% regardless of the price of gold. Subsequent to August 31, 2013, Miranda terminated the mining lease and returned all claims staked within the Area of Interest to the lease owners.

Funding partner agreements

On May 15, 2007, Miranda entered into an exploration agreement with an option to form a joint venture with White Bear. White Bear paid Miranda US$30,000 and issued a total of 400,000 common shares to Miranda over the term of the agreement before it was terminated on July 2, 2010.

On September 17, 2010, Miranda entered into an exploration funding agreement with Ramelius on the Angel Wing project. Under the terms of the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Angel Wing by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years. The agreement was terminated October 5, 2013.

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

27 | Page

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

During the 2013 drill season, Ramelius drilled five reverse circulation holes totaling 4,050 feet that further tested geophysical targets beneath volcanic cover. Three of the five holes were placed in the vicinity of a doughnut-shaped aeromagnetic anomaly approximately 1,200 feet in diameter at the Grass Hollow target, one hole into another magnetic low approximately 2,500 feet to the east-northeast of Grass Hollow, and one hole into a north-trending resistivity high about 1,200 feet northeast of Grass Hollow. All holes intersected gold at grades above 0.1 g Au/t and the two holes on the west side of the Grass Hollow magnetic anomaly intersected gold grades above 0.1 oz Au/ton. The gold is hosted primarily in decalcified or silicified silty limestone near its contact with overlying conglomerate.

In total, Ramelius drill-tested nine target areas with a total of 37 holes aggregating 22,046 feet.

Ramelius met its first and second agreement year obligation to cumulatively expend US$1,100,000 and to complete 4,000 feet of drilling on the project. They ultimately decided to terminate the earn-in agreement with Miranda due to depth to mineralization considerations.

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

28 | Page

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

The terms on the lease require annual Advance Royalty payments starting at US$6,250 in year one and increasing to US$50,000 by year ten and each year thereafter for a total of US$706,250. The annual Advance Royalty payment due on May 27, 2012, of US$30,000 was paid. The lease was terminated by Miranda in May 2013 prior to the next Advance Royalty becoming due.

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

From December 20, 2010, until January 25, 2013, the Coal Canyon project was under option with NuLegacy.

During the four years that NuLegacy was a partner on the combined Coal Canyon / Red Hill project, they funded the drilling of a total of 18 reverse-circulation holes and one core hole for a combined total of 24,425 feet. In addition, one reverse-circulation hole was drilled at Coal Canyon to a depth of 1,485 feet. NuLegacy partnered with Miranda on the Red Hill property in September of 2009 and the Coal Canyon project was added to the earn-in agreement in December 2010. During the association, NuLegacy spent approximately US$2.3 million advancing knowledge of the Red Hill and Coal Canyon properties.

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

29 | Page

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

On November 18, 2003, Miranda entered into a 20-year mining lease for the Red Canyon property with Red Canyon Corporation with a sliding NSR royalty, for consideration payable in stages over 20 years, of US$1,600,000 and the issuance of 75,000 share purchase warrants (issued). If all commitments are met, the property can be purchased for US$1,000, subject to a retained royalty.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Miranda has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Funding partner agreements

30 | Page

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

On August 1, 2008, the Company signed a definitive agreement with Montezuma superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property. Montezuma has now earned a 60% undivided interest in the property by funding US$4,000,000 in qualified expenditures to July 31, 2013. Montezuma may now elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election, with minimum annual expenditures of US$1,500,000, or by funding US$10,000,000 in additional exploration. Montezuma is in the notice period.

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

31 | Page

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

During 2011, Montezuma completed 15 reverse circulation holes totaling 10,915 ft; the eight holes in their first phase of drilling completed in August (MAD News Release October 12, 2011), and the seven holes in their second phase drilling completed in October (MAD News Release December 8, 2011). The principal target for Montezuma's 2011 drill program was within the Ice target area and is a southeast-trending structural corridor 1,660 feet long that had not previously been drill tested by Montezuma. As currently understood, the northwest end of the corridor is defined by core hole MR09-05C with 39 feet of 0.281 oz Au/t and the southeast end by reverse circulation hole MR10-01 with two 20 feet intercepts with 0.050 and 0.086 oz Au/t. Thirteen of the 15 holes are in the Ice target corridor and the other two provide Montezuma's initial tests of the Juniper Gulch target area about 6,500 feet southeast of Ice. Results of Montezuma's 2011 drilling at Ice, along with their 2010 drilling and historic holes, now indicate two zones within the Ice target area that contain significant drill-indicated gold mineralization: a northwestern zone that includes MR09-05C is about 700 x 400 ft, and a southeastern zone that includes MR10-01 is about 200 x 200 ft. Both zones are open to expansion.

From 2009 to 2011, Montezuma completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys. Montezuma has drilled a total of 26 reverse circulation and three core holes for a total of 25,607 feet. Montezuma conducts its drilling under the BLM approved Red Canyon POO that permits up to 125 acres of total disturbance.

Montezuma’s 2012 drilling tested three target areas with a total of six reverse circulation holes totaling 7,435 feet. All of the 2012 drill holes intersected anomalous gold associated with altered rock.

32 | Page

Montezuma’s 2013 drill campaign comprised three reverse circulation holes that tested portions of the northwest-trending Wall structural corridor, interpreted from gravity and resistivity surveys, in the Wall (two holes) and Ice (one hole) target areas. The corridor is approximately 1,500 feet wide and at least 13,000 feet long, and includes all or portions of three of the nine identified exploration targets at Red Canyon. Montezuma's 2009 core hole MR09-05C was in the vicinity of interpreted Wall corridor structures in the Ice target area. Montezuma's drilling probed the margins of the Wall corridor for intersections of inferred bounding faults with favorable limestone stratigraphy. All holes intersected calcareous siltstone to limestone and anomalous gold ranging up to 0.051 g Au/t.

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

33 | Page

The Red Hill project consists of 80 unpatented lode mining claims covering approximately 1,653 acres in Eureka County, Nevada.

On May 27, 2004, Miranda entered into a 20-year mining lease for the Red Hill property with Nevada North with a sliding NSR royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%. The terms on the lease require annual Advance Royalty payments starting at US$12,500 in year one and increasing to US$60,000 by year ten and each year thereafter for a total of US$906,250. Miranda paid the 2013 Advance Royalty payment as well as the maintenance fees due the Bureau of Land Management.

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

From October 1, 2009, until it was terminated on January 25, 2013, the Company had an exploration-with-option-to-joint-venture agreement with NuLegacy, on the Red Hill Property. NuLegacy paid Miranda US$11,000 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees and issued 200,000 of its common stock to Miranda.

During the four years that NuLegacy was a partner on the combined Coal Canyon / Red Hill project, they funded the drilling of a total of 18 reverse-circulation holes and one core hole for a combined total of 24,425 feet. In addition, one reverse-circulation hole was drilled at Coal Canyon to a depth of 1,485 feet. NuLegacy partnered with Miranda on the Red Hill property in September of 2009 and the Coal Canyon project was added to the earn-in agreement in December 2010. During the association, NuLegacy spent approximately US$2.3 million advancing knowledge of the Red Hill and Coal Canyon properties.

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

Exploration work completed by Miranda and its funding partners on the property

Miranda initially optioned Red Hill to Placer Dome US, Inc (PDUS) in 2004. PDUS completed geologic mapping, a CSAMT survey, a systematic soil sampling program, a CO2 gas survey and one drill hole in 2005. Drill hole PRH0508 was designed to test a gravel covered horst margin inferred from CSAMT data. The hole ended at 940 feet in upper plate chert/mudstone. Favorable lower-plate carbonate rocks were not intersected and no significant gold intercepts were encountered.

34 | Page

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

In late 2006, Barrick offset BRH-013 with two inclined holes, BRH-014 and BRH-015. These holes were drilled from the BRH-013 site. Both holes tested the lower-plate stratigraphy that hosts the BRH-013 gold intercept. The inclined holes intersected the target horizon approximately 230 feet east-northeast (BRH-014) and 315 feet southwest (BRH-015) from the BRH-013 intercept. Although neither of the two offset holes intersected significant gold mineralization, both holes are locally anomalous in Carlin-style pathfinder trace elements. Silicification and clay alteration occur in both holes and dikes occur in BRH-014. Due to down-hole deviations in the angle holes, drill hole pierce points are aligned along a northeasterly trend such that stratigraphic and mineralization geometries in BRH-013 could not be defined. Mineralization in BRH-013 is open in a northwest and southeast directions.

In late 2007, Barrick completed 11,765 feet of reverse-circulation drilling in six vertical holes. Two holes (BRH-016 and BRH-021) were completed offsetting BRH-013. Two additional drill holes at West Pediment, BRH-017 and BRH-017A, ended prematurely in limestone voids / karsting before testing the intended targets. Two holes (BRH-023 and BRH-024) tested gravity gradients and projected splays of the Long fault at the East Pediment prospect.

From drill site BRH-013, BRH-016 was drilled 650 feet to the north and BRH-021 was drilled 720 feet to the northwest. The holes intersected intervals of variably decalcified, silicified and weakly oxidized lower-plate limestone and sulfidized igneous dikes similar to those intersected in the BRH-013 gold-bearing interval. Gold mineralization was limited to 10 feet of 0.081 oz Au/t from 2,125 to 2,135 feet in BRH-021.

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

NuLegacy optioned Miranda’s Red Hill and Coal Canyon properties and went on to acquire two additional properties that then encompassed approximately 45 square miles (28,800 acres) of mining claims into NuLegacy’s "Red Hill Prospect".

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

35 | Page

A fourth hole, which intersected 69 feet of anomalous gold very near the surface, tested a gold in soil anomaly 4,500 feet west of the geophysical anomaly.

NuLegacy drilled eight holes totaling 10,180 feet in 2011 at Miranda’s Red Hill project (RHM10-005 to RHM10-012). All eight drill holes in Red Hill concentrated on the east-northeast trending Long fault and were designed to test the contact between the Long fault structural zone and the Horse Canyon Formation and the associated IP geophysical anomaly. Results continue to show anomalous mineralization that may be part of a larger Carlin-style gold system on the property. Surface mapping and geochemical sampling, together with district-scale analysis of previous operator’s results have affirmed additional targets on the Red Hill project.

NuLegacy completed a deep penetration IP survey in December 2011, after which they completed a detailed synthesis of all data, including cross-sections, to design additional drilling. The IP survey was designed to penetrate to a depth of over 2300 feet in order to develop a better understanding of the controls and the possible extensions of the high-grade gold mineralization that was intersected by BRH-013 and to guide future drilling.

On June 28, 2012, Miranda announced the completion of six NuLegacy reverse-circulation holes for 6,685 feet and one core hole for 2,640 feet. The six reverse-circulation holes continued to test and define targets along the Long Fault Anomaly and the core hole was designed to offset high-grade mineralization in hole BRH-13.

Three of the six reverse-circulation holes showed weakly anomalous gold and trace-element values over tens of feet. The one core hole, RHM-013C, was drilled to a depth of 2,645 feet. It was angled to the south at -75 degrees to intersect the high-grade mineralized zone discovered in BRH-13. The down-hole survey confirmed that due to drill-hole deflection RHM-013C missed hitting the targeted zone by 246 feet. It contained three long intervals of anomalous gold with associated trace elements. Other characteristics that are common to Carlin-type gold systems that were observed in the core included thinly laminated silty-limestone bedding, brecciation, dissolution cavities and carbon. Also of interest were arsenic values near the target depth.

The Company is seeking a replacement funding partner for this project.

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

36 | Page

TAZ project, Eureka County, Nevada

Nature of interest and terms of acquisition

In October 2009, Miranda staked 142 unpatented lode mining claims comprising the TAZ project on the southern end of the Battle Mountain-Eureka Trend covering approximately 2,934 acres. The claims were voided on September 1, 2013 and the project terminated when Miranda elected not to pay the annual Bureau of Land Management maintenance fees.

Funding partner agreements

On February 11, 2011, as amended, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor). Under the amended terms of the agreement, TGL will have to make initial exploration expenditures of US$2,725,000 over a four-year period. TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional US$10,000,000 over 10 years at a rate of no less than US$1,000,000 per year.

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

On June 20, 2013, TGL terminated the agreement and returned the property and Miranda decided to allow the TAZ claims to lapse in September 2013.

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

Navaho drilled one core hole in 2011 to a depth of 2,400 feet (TAZ 11-01). The hole was designed to offset VC96-08 which ended in anomalous mineralization. Previous exploration at TAZ focused on shallow, oxide, gold mineralization and the BHP drill hole is considered too shallow to have adequately tested the most favorable host units lower in the carbonate section. Navaho reports that final assays for TAZ 11-01 have been received but did not extend or repeat BHP’s 1990’s intersection.

37 | Page

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

The Nevada projects described in detail above were all in funding agreements and/or have all had work programs in fiscal year 2013.

In addition to these projects, as of November 30, 2013, Miranda is seeking funding partners to continue exploration programs to advance the Big Blue, East Spruce, Iron Point, Kibby Flats, Mustang, and Redlich projects in Nevada.

Big Blue Property, Lander County, Nevada

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

38 | Page

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

39 | Page

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

Mustang, Nye County, Nevada

On November 1, 2012, Miranda announced, in conjunction with claim staking open ground, it had acquired a 100% interest in Teslin River’s Mustang project located in Nye County, Nevada. Miranda paid Teslin River C$40,000; delivered Teslin River 300,000 shares of Teslin River owned by Miranda; and granted Teslin River a 1% NSR royalty on the 72 claims acquired from Teslin River. The Mustang property is 20 miles south of Gabbs, and eight miles southeast of the historic Paradise Peak Mine. Following staking open ground, the Mustang project now totals 148 claims for approximately 3,060 acres. In 2011 Teslin River drilled an eight-hole program on the property from which they reported:

  25 feet of 0.081 oz Au/t within 39.4 feet of 0.050 oz Au/t in M1106, and
  39.4 feet of 0.022 oz Au/t in M1105

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

Redlich, Esmeralda County, Nevada

The Redlich project now consists of 77 unpatented lode mining claims covering approximately 1,590 acres in Esmeralda County, Nevada.  Miranda dropped several of the claims in September 2013, bringing the total claims currently held down to 77. Redlich is located on the eastern flank of the Candelaria Hills approximately 52 miles west of Tonopah, Nevada. Road access is excellent as the project is bisected by US Highway 95. Redlich is within the Walker Lane mineral belt, a northwest-striking structural corridor of volcanic-hosted gold and silver deposits.

40 | Page

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

41 | Page

MIRANDA’S ALASKA PROPERTY

Nature of interest and terms of acquisition

The Willow Creek project is located within the Matanuska-Susitna Borough, located in 18 sections in T19-20N and R1E/R1W approximately 70 miles north of Anchorage, Alaska. The project consists of 75 federal patented claims and 62 (160 acre) state claims. Miranda also has the right but not the obligation to acquire 2 additional “millsite” claims.

On November 15, 2013, Miranda entered into a 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The terms on the lease require annual lease payments of US$150,000 per year. An initial payment of $50,000 was made on November 19, 2013, which provides a 90-day due diligence period. If the due diligence proves satisfactory, Miranda will pay the remaining first year lease payment of $100,000 on or before February 12, 2014.

Location and means of access to the property

The project is 103 miles from Anchorage via Willow on the Parks Highway and then another 10 miles traveling east on unpaved roads. Unpaved roads access the property. The camp has its own power, satellite TV, internet, and cell phone service and can house project personnel. Diesel fuel, heavy equipment, and freight can be delivered to the project site by truck via the Willow Creek road. The project is also close to the Alaska Railroad.

History of previous operations and previous operators on the property

The Willow Creek mining district is notable as the second largest historic lode gold producer in Alaska. Before 1950, the Willow Creek district alone had produced 5% of Alaska’s lode gold. Recorded gold production between 1911 and 1942 (when L-208 closed non-essential mining due to WWII) was 667,000 ounces at a grade of 1.2 oz Au/ton (41.1 g Au/t). Willow Creek gold is reported to be free milling with greater than 80% recovery by gravity alone and recoveries up to 95% reported from gravity and flotation processing.

Historic production from land now controlled by Miranda is estimated, by the Alaska Bureau of Mines at 500,000 ounces of gold, primarily from three nearby workings developed on three faulted segments of the same vein. The central working produced 250,000 ounces at 1.6 oz Au/t (55 g Au/t) from the Hogan stope that measures 1,480 ft (450 m) horizontally and 660 ft (200 m) down the vein on five main levels. Exploration drilling in a confined area by a previous company and subsequent modeling by Miranda and Mine Development Associates substantiates an unmined, up-dip extension of the vein. Previous drilling indicates high-grade intercepts of 2.5 ft (0.76 m) at 2.4 oz Au/t (82 g Au/t) sixty-five feet (20 m) below the Hogan stope. Limited historic drilling to the east reportedly discovered a blind vein segment with values to 1.6 oz Au/t (55 g Au/t) at 820 ft (250 m) depths, below the depth of any workings in the district. Several other historic mines that produced plus-one ounce gold per ton occur on the property and a few high-grade drill intercepts are reported below the level of mining. Productive veins are commonly blind; undiscovered veins may occur in the district as future exploration targets.

At Willow gold is found in low-sulfide mesothermal quartz veins, hosted in a tonalite intrusive associated with an east-west, shallow to moderate north dipping, shear zone. Both vein and shear material can have significant mineralization. Alteration includes clay selvages and more widely dispersed carbonate alteration. The average thickness of the veins is 5ft (1.52m) but stope widths to 24 ft (7.3 m) are reported. Gold is commonly coarse and often visible in high-grade vein material, associated with banded tellurides and sulfide. Very little gold is tied up in sulfides. The central vein can be traced for over 1.2 mi (2 km) and there are approximately 1.2 mi (2 km) of additional veins reportedly on the project.

42 | Page

MIRANDA’S COLOMBIA PROPERTIES

Miranda’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Nevada and Alaska by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

The following summary table identifies the nature of our ownership or interest in the Colombia properties, describes our interest in the properties, describes the type, names, number, unique identifying numbers and the approximate size in hectares of each of the projects.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	JV Agreement
Pavo Real	ExpoGold Concession to MAD III		Colombian Ingeominas Concession	Pavo Real	2 concessions	IHT-10542X, IHT-10541	603	Red Eagle Mining Corporation

Cajamarca	ExpoGold Concession to MAD IV		Colombian Ingeominas Concession	Cajamarca	3 concessions	JG2-11161, JBT-15041, JBT-15021	24,384	Red Eagle Mining Corporation

Minagrande	Emporio Minero S.A.S.		Colombian Ingeominas Concession	Minagrande	1 application	LJK-10561	4,626	none

Cerro Oro	Antonio Alvarez / Miranda Gold Colombia II		Colombian Ingeominas Concession	Cerro Oro	2 applications	LHB-11031 & OG2-08131	1,584	Prism Resources Inc.

43 | Page

The following is a location map of our properties in Colombia.

Guajira
Atlantico
Magdalena
Cesar
Sucre
Bolivar
Cordoba
NortedeSantander
Antioquia
Minagrande
Santander
Arauca
Choco
Cerro Oro
Caldas
Boyaca
Casanare
Vichada
Cundinamarca
Cajamarca
Pavo Real
Tolima
Valle
Meta
Guainia
Cauca
Huila
Guaviare
Narino
Caqueta
Vaupes
Putumayo
Amazonas
N
S
W
E
Kilometers
Miranda Projects
Colombia Deparments
MIRANDA GOLD CORP.
TSX-V: MAD
MAD Propierties in Colombia
Project: Generative
Date: 18/10/2013
Compiled by: AR
Scale Plot: 1:4,175,000
Datum: WGS 1984
Drafted by: AR
File Name:
Page 1

44 | Page

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

Funding partner agreements

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle. The SPA and SA agreements became effective on June 24, 2010. The SPA and SA were combined with the Cajamarca property on November 1, 2013. Pursuant to the amended SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle. The activities of MAD III are governed by the SA. To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo and Cajamarca Options, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within four years. These funds will be used to fund exploration work at the Pavo Real and Cajamarca projects. Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real and/or the Cajamarca projects within eight years or contribute a minimum of US$10,000,000 within 10 years. If at the time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real and/or Cajamarca projects, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property(ies) into production. If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of MAD III to Miranda.

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

45 | Page

•	Detailed structural and geological mapping on surface and in historic underground workings;
•	Trenching;
•	Collection and analysis of 1,040 rock samples;
•	Aerial magnetic and radiometric (potassic alteration) surveys; and
•	Petrographic thin section study.

All preparations for drilling has been completed, including construction of drill pads, obtaining a water supply, storage facilities, permits, and surface rights access.

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

Efforts to have the Pavo Real applications moved to concessions are ongoing. A mobile metal ion (“MMI”) geochemical sampling and mapping program of the entire district was completed to identify additional drill targets. Traditional soil sampling has not proved effective in this very steep topography and Red Eagle expects the MMI method to be an improvement.

The MMI program has identified a new area of mineralization associated with associated closed-spaced dikes, veins and hydrothermal breccias within a large (1,640 foot by 1,640 foot) gold and multi-element soil anomaly. The current exploration campaign is targeting potential large breccia-hosted gold deposits and potential related copper-gold porphyry systems at depth. This most recent rock channel sampling was carried out in an area of high-level vein and hydrothermal breccia mineralization associated with rhyodacite porphyry dikes, where MMI soil sampling returned strong coincident gold, silver and copper anomalies. Miranda feels the distinct and strong concurrence of gold with base metals and the density of dikes and breccias on this target may indicate that the MMI anomaly is proximal to a buried intrusive center that is releasing exsolved gold and base metals through explosive breccias. The breccias may also reflect porphyry style mineralization at depth.

The concessions must be granted before Red Eagle is prepared to conduct additional drilling.

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

46 | Page

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

On signing the Cajamarca Option, MAD IV paid ExpoGold a total of US$30,000 and the Company issued a total of 30,000 common shares to ExpoGold. The Ibague option agreement was terminated prior to the first anniversary payment becoming due, and the Fresno option agreement was terminated in 2012, and both returned to ExpoGold. Therefore, to maintain the Cajamarca Option, over the next five year anniversary dates, a total of US$240,000 additional cash payments and a further 370,000 common shares of the Company will be issued. The cash and common share option payments due on December 10, 2012 were not made due to the agreement being in force majeure. Once the agreement is no longer in force majeure, annual payments of US$60,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved. The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent on the property. MAD IV will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more. Additional payments will be owed by MAD IV at various milestones as the steps to production progress.

Funding partner agreements

On August 12, 2011, the Company entered into a SPA and SA with Red Eagle on the Cajamarca property. The SPA and SA agreements became effective on September 19, 2011. Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle. The activities of MAD IV are governed by the SA.

On November 1, 2013, Miranda and Red Eagle agreed to combine the SPA and SA’s for Pavo Real and Cajamarca into one Amended and Restated Shareholder Agreement, covering both properties. The assignment of the 70% of the shares of MAD IV to Red Eagle was unwound and the shares of MAD IV are in the process of being returned to Miranda.

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

Exploration work completed by Miranda and its funding partners on the property

Exploration work has thus far focused on the southern half of the northern Cajamarca applications, which were returned to ExpoGold, and has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program.

Exploration at Cajamarca is currently on hold due to security concerns. Miranda has agreed with Red Eagle to defer the exploration commitments until the security situation improves. Miranda has provided notice of force majeure to ExpoGold.

47 | Page

Rock formations and mineralization

The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks. Locally, the stocks are both hydrothermally and tectonically altered.

48 | Page

Cerro Oro, within the department of Caldas, Colombia

Nature of interest and terms of acquisition

The Cerro Oro project covers a total of 1,584 square hectares (6 square miles) and lies within the department of Caldas.

The Cerro Oro project is currently in application stage and an exploration funding agreement with Prism Resources Inc. will take effect and is contingent upon the application being converted to a license. Based on recent meetings with government officials, Miranda expects the license to be granted in 2014.

The underlying lease agreement on Cerro Oro required a payment of US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to a license, which has yet to occur. To maintain the lease, annual escalating payments that total US$625,000 over five years will be required and thereafter annual payments of US$135,000. The project is also subject to a 1.2% production royalty and a per ounce bonus for Measured and Indicated NI 43-101-compliant Resource and Reserves.

Funding partner agreements

An Agreement with Prism is conditional upon the Cerro Oro applications being converted to a license and applicable regulatory and stock exchange approvals. Upon satisfaction of the foregoing conditions, Prism will reimburse Miranda for all underlying lease payments paid by Miranda and Prism will be obligated to fund all future underlying lease payments and incur exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Location and means of access to the property

Cerro Oro covers approximately 700 hectares and lies within the Caldas department approximately 120 km south of Medellin or approximately midway between the Gran Colombia’s historic epithermal Marmato project and Batero Gold’s porphyry gold-epithermal Quinchea projects in the prolific Middle Cauca Gold Belt.

History of previous operations and previous operators on the property

Informal miners have developed workings on thin veins of quartz-adularia-pyrite and also excavated local bladed quartz after calcite textures. Adularia and bladed texture is a common feature of the productive parts of low sulfidation gold systems and can be associated with bonanza veins.

Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two square kilometers. Alteration seems to occur within the damage zone of a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ sap-rock by small-scale hydraulic mining. Informal miners are also recovering a significant portion of gold from veins and fractures using a simple gravity circuit without any chemicals.

Exploration work completed by Miranda and its funding partners on the property

At Cerro Oro gold-silver mineralization is hosted in sericiticly and argillically altered 2-3MA volcanic tuffs and flows of the Combia Formation associated with extensive multidirectional hematitic fractures zones. This formation overlies porphyry systems elsewhere in the Cauca Belt. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although inferred late-stage quartz-stibnite-gold veins occur locally. Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two or more square kilometers. Alteration seems controlled predominantly along a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine-grained free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ rock by small-scale hydraulic mining. Surface exposures are intensely weathered and oxidized but one subcrop exposes mineralization that is typified by close-spaced, pyritic, generally open fractures with minor silica selvages. Miranda infers that alteration and mineralization style at Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system and an initial bulk-tonnage target is presented. Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to porphyry-style mineralization several kilometers away. Twenty surface rock samples returned maximum assay values of 3.3 g Au/t and 28 g Ag/t.

49 | Page

Rock formations and mineralization

Miranda infers Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system. Ore fluids have apparently flooded the porous Combia tuffs to create a bulk minable target, although high-grade bonanza veins are typical of a low-sulfidation system and probably develop as drill targets in less porous rocks under the surface tuff.

Minagrande, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

The Minagrande project covers a total of 4,626 square hectares (18 square miles) and lies within the department of Antioquia.

The agreement for Minagrande requires staged payments of US$92,000. Miranda has already made the canon payment (government fees) of $51,849 and the application has been accepted by, and is pending registration with, the national mining registry. Upon completion of the payments, Miranda will own 100% of Minagrande with no other obligations.

Funding partner agreements

This is the first targeted area funded for acquisition by the strategic alliance with Agnico. Additional work will determine whether this project meets the criteria of a Designated Property (see Press Release February 19, 2013).

Location and means of access to the property

Minagrande project covers approximately 4,630 hectares and is located approximately 146 km northeast of Medellin and 10 km south of the Gramalote deposit. It lies within the Antioquia Batholith and within lineaments that extend south from the Gramalote area. Gramalote is an intrusion related gold deposit that is reported to contain a total of 2.5 million Measured and Indicated ounces at a grade of 0.81g Au/t that currently is being explored by AngloGold Ashanti and B2Gold Corp.

Exploration work completed by Miranda and its funding partners on the property

The Minagrande project was targeted by Miranda for acquisition using lineament analysis of DEM (Digital Elevation Model) and TM (Thematic Mapper) inferred faults combined with ASTER (Airborne Space Thermal Emission Reflectance) alteration analysis. A coarse filter screen of ASTER alteration products showed that the Gramalote and Minagrande areas both contain supergene alunite which is probably an indirect indicator of system-related alteration. A finer filter screen of Aster-image-detected alteration showed probable hypogene illite that appeared to have a distribution that correlated to a northwest structure. Illite is stable clay in most significant gold systems. The northwest-striking structure can also be seen in TM images. Reconnaissance prospecting showed anomalous gold mineralization in a granite-hosted northwest-trending fault zone with high-density fracturing and shear textures.

50 | Page

Early exploration work will include trenching and trench sampling to determine the width of the surface mineralization within the fault zone. A soil grid oriented to cross the strike of the 4 km fault zone will be conducted to indicate additional trenching targets and ultimately drilling.

Rock formations and mineralization

At Minagrande gold mineralization is hosted in granitic rocks of the Antioquia Batholith, with phases of medium grained granodiorite to tonalite and with local basalt dikes. Mineralization is associated with a northwest trending fault zone approximately 4 km long. The width of the fault zone can’t be determined at the surface. Only two samples were taken from the fault zone and they returned assays of 0.951 and 0.820 g Au/t. Additional sampling has been conducted and assays are pending. Bismuth occurs erratically with gold on the property.

There are other silicified shear zones and clay altered shear zones with anomalous gold that warrant further prospecting.

Minagrande may provide a target analogue for either a Gramalote style (oxidized intrusion-related fracture and vein swarms) or a San Ramon style deposit (mesothermal gold hosted by a shear/fault zone).

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

51 | Page

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with IFRS.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada, Colombia and Alaska.

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

Results of Operations for the year ended August 31, 2013, 2012 and 2011

The Company incurred a loss of $3,215,753 (2012 - $3,638,037; 2011 - $3,698,003) and a comprehensive loss of $3,296,198 for the year ended August 31, 2013 (2012 - $3,782,833; 2011 - $3,647,741).

Expenses for the year ending August 31, 2013 were $3,158,430 (2012 - $3,619,716; 2011 - $3,610,933).

Significant or noteworthy differences between the years follow:

Investor relations, travel and business promotion combined to $383,191 for the year ended August 31, 2013 (2012 - $343,746; 2011 - $327,543). The investor relations programs in fiscal 2013 included attendance at several conferences, newsletters, news releases, interviews (internet), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries. The 2013 advertising expenditure was approximately $45,000 more than the comparative 2012 year due to a campaign with 321Gold Ltd. during 2013.

The portion of wages and benefits for administration and joint venture management included in expenses are $705,056 for the year ending August 31, 2013 (2012 - $768,447; 2011 - $733,037). In addition, the Company allocates a portion of wages and benefits to exploration projects on the basis of direct time spent that are included in property exploration costs, which can vary somewhat year over year. The Company’s President is based in Reno and the Company has five additional full time employees based in our exploration office in Elko, Nevada, seven full time employees based in Medellin.

Office rent, telephone, secretarial and sundry costs for the year ended August 31, 2013 were $190,594 (2012 - $201,109; 2011 - $190,850). There were no significant operational differences between the 2013, 2012 and 2011 fiscal years.

Professional fees, which include audit, tax preparation and legal fees, were $85,642 (2012 - $92,586; 2011 - $80,398). The additional audit fees in 2012 related to the transition to IFRS in fiscal 2012, and slightly increased this expense category in the comparative 2012 year.

Exploration and evaluation expenditures in the year ended August 31, 2013 were $1,216,833 net of recoveries from funding partners of $687,306 (2012 - $1,449,857 net of $483,926 recoveries; 2011 - $1,350,487 net of $605,803 recoveries). Exploration and evaluation expenditures are expensed until such time as economically recoverable reserves have been defined on the mineral property and a decision to proceed with development has been made. The Company acts as a service contractor to some of the Company’s partners on certain properties for which it was paid a management fee based on a percentage of eligible expenditures. The

52 | Page

Company earned $2,010 in the year ended August 31, 2013 (2012 - $4,706; 2011 - $3,123). The components of exploration and evaluation expenditures are detailed in Note 10 of the financial statements.

Exploration and evaluation recoveries received by way of property option payments are first credited to the individual project’s capitalized exploration and evaluation asset cost before any remaining portion is recognized as a recovery. In the year ended August 31, 2013, the Company recognized $3,960 as exploration and evaluation recoveries (2012 - $9,400; 2011 - $40,914).

The non-cash stock based compensation expense for stock options vested during the year was $329,143 in the year ended August 31, 2013 (2012 - $459,188; 2011 - $591,854). The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options.

In fiscal year 2013, the Company wrote off $49,891 in exploration and evaluation asset costs for the Angel Wing, Fuse, HOG, and Rook projects in Nevada. This compared to $86,465 written off in fiscal year 2012, and $206,929 written off in fiscal 2011.

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

During the August 31, 2013, fiscal year, the Company completed a non-brokered private placement, raising $5,000,000 through the issuance of 20,000,000 units at a price of $0.25 per unit (a “Unit”). Each Unit consisted of one common share and one non-transferable common share purchase warrant, with each Warrant entitling the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until expiry five years from the date of closing the private placement. If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing four months after the closing date and up to two years after the closing date or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given.

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

53 | Page

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2013 IFRS $	May 31 2013 IFRS $	Feb 28 2013 IFRS $	Nov 30 2012 IFRS $	Aug 31 2012 IFRS $	May 31 2012 IFRS $	Feb 29 2012 IFRS $	Nov 30 2011 IFRS $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(852,548)	(566,055)	(734,276)	(1,062,874)	(1,119,401)	(758,125)	(742,117)	(1,018,394)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)

Miranda began the fourth quarter of the 2013 fiscal year with cash of $7,752,221. During the three months ended August 31, 2013, the Company expended $716,859 on operating activities and recovered $61,294 on investing activities and experienced a positive effect of $19,887 from foreign exchange on cash, to end on August 31, 2013, with $7,116,543 in cash.

Miranda began the 2013 fiscal year with cash of $4,955,344. During the year ended August 31, 2013, the Company expended $2,707,308 on operating activities and $80,107 on investing activities and raised $4,927,741 on financing activities, and experienced a positive effect of $20,873 from foreign exchange on cash to end on August 31, 2013, with $7,116,543 in cash.

As at November 30, 2013, there were 8,079,500 stock options outstanding pursuant to the 2013 Plan, none of which were “in-the-money” (TSX.V closing price November 29, 2013 was $0.135). In addition, as at November 30, 2013, there were 20,835,800 share purchase warrants outstanding, none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding August 31, 2013	74,040,252	20,935,800	6,937,000
Stock options granted	-	-	1,142,500
Share purchase warrants expired unexercised	-	(100,000)	-
Outstanding at the date of this Annual Report	74,040,252	20,835,800	8,079,500

The Company has sufficient cash to meet its obligations as they come due.

C.	Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

54 | Page

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

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2013:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1‑3 years	3‑5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

G.	Safe Harbor

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

55 | Page

changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table lists as of August 31, 2013, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham	Director, Chairman, President and CEO	November 7, 2003, President of Miranda U.S.A. Inc. and on February 9, 2004, as Chairman, President and Chief Executive Officer of Miranda
Steven Ristorcelli [1,2]	Director	February 20, 1995, and until July 29, 2003, Corporate Secretary of Miranda
G. Ross McDonald[1]	Director	August 9, 2006
James Cragg [2,3]	Director	December 13, 2004
Ian Slater[1]	Director	December 10, 2007
Paul van Eeden[3]	Director	September 26, 2010
Doris Meyer	Chief Financial Officer [4] and Corporate Secretary	February 1, 2006
Joseph Hebert	Vice President Exploration	December 8, 2003

1 Member of the Audit Committee

2 Member of the Compensation Committee

3 Member of the Corporate Governance and Nominating Committee

4 Doris Meyer resigned as CFO with effect from October 17, 2013, but remaining as Corporate Secretary

There are no family relationships between any two or more Directors or Executive Officers of Miranda. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

56 | Page

The following is a brief description of the principal business activities of the directors and senior management of Miranda.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and Chairman, President and Chief Executive Officer of Miranda.  Mr. Cunningham has over thirty-five years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham is a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company.

Steven Ristorcelli

Steven Ristorcelli is a director of Miranda and has served in this capacity since 1995. Mr. Ristorcelli brings over thirty four years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada, for twenty two years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. Mr. Ristorcelli is an independent director.

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

57 | Page

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

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda. In the fiscal year ended August 31, 2013, Miranda paid $30,151 in director fees. Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors. The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2013.

Name	Date of grant	Options granted	Exercise price	Expiry date
James F. Cragg	Sep 24, 2012	70,000	$ 0.305	Sep 24, 2017
G. Ross McDonald	Sep 24, 2012	75,000	$ 0.305	Sep 24, 2017
Steven Ristorcelli	Sep 24, 2012	75,000	$ 0.305	Sep 24, 2017
Ian Slater	Sep 24, 2012	65,000	$ 0.305	Sep 24, 2017
Paul van Eeden	Sep 24, 2012	62,500	$ 0.305	Sep 24, 2017

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2013.

58 | Page

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) Chairman, President/CEO	2013	$198,639	Nil	Nil	300,000	Nil
Joseph Hebert (2) Vice President Exploration	2013	$157,692	Nil	Nil	200,000	Nil
Doris A. Meyer (3) Chief Financial Officer/Corporate Secretary	2013	$Nil	Nil	$116,357	130,000	Nil

(1)    During the financial year ended August 31, 2013, Mr. Cunningham was paid US$196,510 in salary, the approximate Canadian dollar equivalent of $198,639 using an average exchange rate for the financial year of 1.0108. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)    During the financial year ended August 31, 2013, Mr. Hebert was paid US$156,000 in salary, the approximate Canadian dollar equivalent of $157,692 using an average exchange rate for the financial year of 1.0108. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)    Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$202,125, to be reviewed annually between Mr. Cunningham and Miranda. Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement. Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement). Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package. Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Joseph Hebert, the Vice President of Exploration for Miranda, entered into an amended employment agreement (the “Hebert Agreement”) with Miranda on April 1, 2013, pursuant to which Mr. Hebert agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$156,000, to be reviewed annually between Mr. Hebert and Miranda. Mr. Hebert’s employment pursuant to the Hebert Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Hebert Agreement. Miranda may terminate the Hebert Agreement for cause, as more particularly set out in the Hebert Agreement, or at any time without cause by payment to Mr. Hebert equal to one-and-one-half times his annual salary, based on the annual salary pursuant to the Hebert Agreement at the time of termination, and all wages owing to Mr. Hebert up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Hebert Agreement). Mr. Hebert may terminate the Hebert Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Hebert pursuant to the Hebert Agreement; or ii) a “change in control” (as defined in the Hebert Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Hebert the Severance Package. Mr. Hebert may terminate the Hebert Agreement at any time without cause on 60 days’ written notice to Miranda.

59 | Page

On April 1, 2011, Miranda renewed a consulting agreement with Doris Meyer and her wholly owned company, Golden Oak Corporate Services Ltd., (the “Meyer Agreement”) in connection with provision by Ms. Meyer of her services as the Chief Financial Officer (“CFO”) and Corporate Secretary of Miranda and the provision as an independent contractor by Golden Oak Corporate Services Ltd. (“Golden Oak”) to Miranda of accounting, financial, corporate and regulatory compliance services in consideration of a current annual service fee of $119,028 plus applicable taxes and reimbursement of reasonable office costs and expenses and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak in furtherance of or in connection with the business of Miranda and its subsidiaries.

On October 17, 2013, the Meyer Agreement was amended due to the resignation of Meyer as Chief Financial Officer with effect on the same date. The amendment waives the condition that Meyer be made available to the Company as CFO, and allows Golden Oak to appoint Mr. Len Goldsmith as CFO pursuant to the same Meyer Agreement. Doris Meyer will continue as Corporate Secretary to the Company. This amendment to the Meyer Agreement also changes the termination notice and termination payments due.

The Meyer Agreement was for an initial term of one year and, unless terminated in accordance with its terms, is renewed annually, as amended. The Meyer Agreement may be terminated by Miranda for cause without notice or without cause at any time upon ten days written notice of termination specifying the date of such termination, in which event Miranda shall pay to Golden Oak an amount equal to one-quarter of the service fee then payable under the Meyer Agreement and, upon such payment and reimbursement of any other amounts then due and owing, Golden Oak shall have no further recourse from Miranda. The Meyer Agreement may be terminated by Golden Oak upon 60 days written notice to Miranda provided that Miranda may waive such notice, in which case Golden Oak’s services will terminate upon Miranda giving such waiver. During the 60 day notice period, Golden Oak and Ms. Meyer and Mr. Goldsmith will agree to perform their obligations to Miranda if Miranda requests such performance and will perform such obligations in the manner directed by Miranda. On a defined change of control event and if Golden Oak terminates its services within 90 days following the event, or if Golden Oak’s services are terminated by Miranda without cause, Golden Oak will be entitled to be paid by Miranda one-quarter of the annual service fee in effect at the time of the change of control event. The Meyer Agreement contains non-disclosure and non-solicitation provisions typical of an agreement of its nature.

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

Our Board has an Audit Committee and a Compensation Committee. The members of the committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board and do not receive any separate cash remuneration for acting as members of the committee, however committee members are awarded additional stock options for each committee served on.

60 | Page

Audit committee charter

Purpose of the committee

The purpose of the Audit Committee of the Board of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

  the integrity, adequacy and timeliness of Miranda’s financial reporting and disclosure practices;
  Miranda’s compliance with legal and regulatory requirements related to financial reporting; and
  the independence and performance of Miranda’s independent auditor.

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
61 | Page

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

62 | Page

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
  Research and identification of trends in employment benefits; and
  Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.
D.	Employees

As of August 31, 2013, there are five full time employees in Nevada and seven full time employees in Colombia. Doris Meyer the Chief Financial Officer and Corporate Secretary and Len Goldsmith the Controller of Miranda are retained pursuant to a contract between Miranda and Doris Meyer’s 100% owned company, Golden Oak Corporate Services Ltd.

E.	Share Ownership

The following table sets forth, as of November 30, 2013, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

63 | Page

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	2,568,500	3.1%
Steven Ristorcelli	Common	895,000	1.1%
Joseph Hebert	Common	1,714,000	2.1%
James F. Cragg	Common	476,994	0.6%
Doris Meyer	Common	695,000	0.8%
G. Ross McDonald	Common	505,000	0.6%
Ian Slater	Common	425,000	0.5%
Paul van Eeden	Common	5,047,500	6.1%
Len Goldsmith	Common	172,500	0.2%
TOTAL	Common	12,499,494	15.2%

* Based on 82,074,752 common shares outstanding and as if all of the options and warrants (8,034,500 as a group) held by directors and officers as at November 30, 2013, were exercised.

•	Kenneth Cunningham owns 553,500 common shares; 100,000 warrants; and holds a total of 1,915,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Steven Ristorcelli owns 293,000 common shares; 60,000 warrants; and holds a total of 542,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Joseph Hebert owns 289,000 common shares; 200,000 warrants; and holds a total of 1,225,000 stock options with exercise prices and expiry dates as shown in the table below;
•	James Cragg owns 79,494 common shares and holds a total of 397,500 stock options with exercise prices and expiry dates as shown in the table below;
•	Doris Meyer owns 15,000 common shares indirectly through a private company owned 100% by Doris Meyer; and Doris Meyer holds a total of 680,000 stock options with exercise prices and expiry dates as shown in the table below;
•	G. Ross McDonald owns 20,000 common shares and holds a total of 485,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Ian Slater owns 10,000 common shares and holds a total of 415,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Paul van Eeden owns 3,190,000 common shares and 1,570,000 warrants indirectly through a private company; and directly holds a total of 287,500 stock options with exercise prices and expiry dates as shown in the table below; and
•	Len Goldsmith owns 15,000 common shares and holds a total of 157,500 stock options with exercise prices and expiry dates as shown in the table below

As of November 30, 2013, the directors and officers held as a group, directly or indirectly, an aggregate of 4,464,994 common shares; 1,930,000 warrants; and 6,104,500 stock options.

Options to Purchase Securities

Amendments to Miranda’s Amended and Restated Stock Option Plan (the “2006 Plan”) were approved by our shareholders on January 22, 2013.

64 | Page

Summary of the amended 2013 Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the 2013 Plan and outstanding on any particular date must not exceed 10,491,890 common shares of Miranda, which represented 20% of the issued common shares of Miranda as of December 9, 2010, the original date of approval of the Plan by the Board. If any options granted under the 2013 Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the 2013 Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

The 2013 Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of nonqualified stock options. The 2013 Plan provides that it will be administered by the Board of Miranda, but the Board may delegate to a committee of the Board any or all authority for administration of the 2013 Plan. The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof. Options granted pursuant to the 2013 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee. So long as Miranda is classified as a “Tier 2” issuer by the TSX Venture Exchange, options will vest and become exercisable at the discretion of the Board of Directors.

The exercise price of incentive stock options granted under the 2013 Plan must be at least equal to the fair market value of the shares at the time of grant. With respect to any participant possessing more than 10% of the voting power of Miranda’s outstanding capital stock, the exercise price of any option granted must be at least equal to 110% of the fair market value on the date of grant and the maximum term of the option must not exceed five years. The terms of all other options granted under the 2013 Plan may not exceed ten years..

In the event of any extraordinary transactions relating to the capital structure of Miranda, such as a stock split, reverse stock split, stock dividend, combination or reclassification of common shares, the administrator may make such adjustments in the total number or price of common shares available for issuance under the 2013 Plan as it deems appropriate, subject to any required stockholder actions. In the event of a merger, consolidation or reorganization (other than a merger in which the holders of common shares in Miranda immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger) as a result of which the shareholders of Miranda receive capital stock of another corporation in exchange for their common shares of Miranda, the 2013 Plan provides that if the successor corporation refuses to assume the outstanding options or to substitute equivalent options, then the outstanding options will terminate immediately prior to such merger, consolidation or reorganization provided each optionee shall have the right immediately prior to such merger to exercise his or her option in whole or in part. However, if the shareholders of Miranda receive cash or other property in exchange for their common shares of Miranda, the outstanding options will also terminate immediately prior to such merger with each optionee having the right immediately prior to such merger, consolidation or reorganization to exercise his or her option in whole or in part.

The Board has the authority to amend or terminate the 2013 Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of any such holder, and provided further that certain amendments to the 2013 Plan are, by law, subject to regulatory and stockholder approval.

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2013, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

65 | Page

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	615,000 400,000 400,000 300,000 200,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Steven Ristorcelli	Director	197,000 100,000 100,000 75,000 70,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
James F. Cragg	Director	85,000 95,000 85,000 70,000 62,500	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
G. Ross McDonald	Director	115,000 115,000 105,000 75,000 75,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Ian Slater	Director	105,000 90,000 90,000 65,000 65,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Paul van Eeden	Director	75,000 95,000 62,500 55,000	0.560 0.400 0.305 0.155	September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Joe Hebert	Sr. Officer	350,000 250,000 250,000 200,000 175,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Doris Meyer	Sr. Officer (1)	175,000 175,000 175,000 130,000 25,000	0.350 0.560 0.400 0.305 0.155	February 25, 2014 September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
Len Goldsmith	Sr. Officer (1)	30,000 30,000 22,500 75,000	0.560 0.400 0.305 0.155	September 26, 2015 October 20, 2016 September 24, 2017 October 16, 2018
(1)	Doris Meyer retired as the CFO on October 17, 2013, and the Company appointed Len Goldsmith as CFO with effect from October 17, 2013.

Total Officers/Directors (9 persons) 6,104,500 at November 30, 2013

Total Officers/Directors/Employees 8,079,500 at November 30, 2013

66 | Page

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on February 11, 2013, that as at December 31, 2012, it held 5,200,033 common shares of Miranda or 7.1%; and
•	Sprott Inc. reported on Schedule 13G to the Securities Exchange Commission on January 10, 2013, that as at December 31, 2012, it held:
o	Sole voting and dispositive power over 4,488,370 common shares of Miranda, and
o	Shared voting and dispositive power over 4,500,000 common shares of Miranda, for a combined total of 11.5%

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

Miranda’s registered shareholder list for Miranda’s common shares, dated November 30, 2013, showed 64 registered shareholders and 74,040,252 shares outstanding of which 48 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 23,751,788 common shares representing 32.1% of the issued and outstanding shares of Miranda.

B.	Related Party Transactions

During the year ended August 31, 2013, 2012, and 2011, the Company:

a)	paid $116,357 (2012 - $114,450; 2011 - $108,938) to a company controlled by a common officer pursuant to a contract for consulting fees; and

b)	included in wages and benefits are fees paid to independent directors of $30,151 (2012 - $30,319; 2011 - $32,129).

At August 31, 2013, an amount of $1,109 for expenses owed to officers are included in accounts payable and accrued liabilities (August 31, 2012 - $34,337; August 31, 2011 - $16,919). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Company’s Red Hill project.

Ken Cunningham and Ian Slater are directors in common to both Miranda and Red Eagle. Both directors abstained from voting at each of the company’s board of directors meetings that approved the share purchase agreement and shareholder agreement for the Pavo Real and Cajamarca properties.

67 | Page

Other than as disclosed above, there have been no transactions during the 2013 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

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

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2013, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2013.

68 | Page

ITEM 9	THE OFFER AND LISTING
A.	Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales, Cdn$

For the Fiscal Year Ended	High	Low
August, 2013	0.34	0.125
August, 2012	0.50	0.24
August, 2011	0.81	0.38
August, 2010	0.84	0.32
August, 2009	0.51	0.17

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High	Low	Close
Feb 29/12	6,591,512	$0.50	$0.24	$0.465
May 31/12	2,296,741	$0.41	$0.285	$0.405
Aug 31/12	1,268,219	$0.36	$0.25	$0.35
Nov 30/12	3,113,092	$0.34	$0.245	$0.34
Feb 28/13	2,900,461	$0.285	$0.185	$0.26
May 31/13	4,184,436	$0.26	$0.125	$0.245
Aug 31/13	2,183,739	$0.25	$0.14	$0.25
Nov 30/13	3,136,522	$0.21	$0.11	$0.20

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High	Low
Jun-13	$0.25	$0.14
Jul-13	$0.195	$0.155
Aug-13	$0.21	$0.17
Sep-13	$0.21	$0.155
Oct-13	$0.185	$0.125
Nov-13	$0.18	$0.11

69 | Page

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2013, from a low of $0.125 to a high of $0.34; and for the most recent six months from a low of $0.11 to a high of $0.25. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

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

70 | Page

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

71 | Page

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
72 | Page

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

73 | Page

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

74 | Page

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

75 | Page

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

76 | Page

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

77 | Page

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

78 | Page

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2013, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2013. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2013, the Company's internal control over financial reporting is effective based on those criteria.

79 | Page

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

  compliance with applicable governmental laws, rules and regulations;

  protection of and respect for the confidentiality of information acquired in the course of work;

  responsible use of and control over assets and resources; and

  the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics.

80 | Page

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2013 and 2012, Davidson & Company LLP, Chartered Accountants, served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson & Company for services performed in the fiscal years 2013, 2012, and 2011; and breaks down these amounts by category of service in Cdn$.

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

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2013 Cdn$	Fiscal Year ended August 31, 2012 Cdn$	Fiscal Year ended August 31, 2011 Cdn$
Audit Fees	57,500	57,000	56,100
Audit-Related Fees (IFRS)	-	10,000	-
Tax Fees	5,500	5,000	5,500
All Other Fees	1,500	1,500	1,530
TOTAL	64,500	73,500	63,130

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2013 and 2012, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

81 | Page

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G	CORPORATE GOVERNANCE

Not applicable

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable

82 | Page

PART III

ITEM 17	FINANCIAL STATEMENTS

Miranda is furnishing financial statements under Item 18.

ITEM 18	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements, if any.

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 16, 2013;
b)	Consolidated Statements of Financial Position as of August 31, 2013, and August 31, 2012;
c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2013, August 31, 2012, and August 31, 2011;
d)	Consolidated Statements of Cash Flows for the years ended August 31, 2013, August 31, 2012, and August 31, 2011;
e)	Consolidated Statement of Changes in Equity for the years ended August 31, 2013, August 31, 2012, and August 31, 2011; and
f)	Notes to Consolidated Financial Statements for the years ended August 31, 2013, August 31, 2012, and August 31, 2011.
ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

83 | Page

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005
(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006
(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008
(4)	Filed as an exhibit to this annual report on Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Ken Cunningham”

Ken Cunningham, Chairman, President, and Chief Executive officer

Date: December 16, 2013

84 | Page

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

85 | Page

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2013, 2012 and 2011

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise the consolidated statements of financial position as of August 31, 2013 and 2012, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended August 31, 2013, 2012, and 2011 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2013 and 2012 and its financial performance and its cash flows for the years ended August 31, 2013, 2012, and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 16, 2013

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(stated in Canadian dollars)

		August 31,	August 31,
		2013	2012
	Note

ASSETS

Current
Cash	5	$ 7,116,543	$ 4,955,344
Amounts receivable	6	201,505	160,530
Marketable securities	7	98,850	286,500
Advances and prepaid expenses	8	80,627	79,929
		7,497,525	5,482,303

Equipment	9	253,851	259,175
Exploration and evaluation assets	10	188,386	148,402
		$ 7,939,762	$ 5,889,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 295,788	$ 232,792

Shareholders' equity
Share capital	12	29,652,503	26,591,533
Stock-based reserve		6,535,486	6,206,343
Warrant reserve		4,074,064	2,181,093
Accumulated other comprehensive loss		(140,479)	(60,034)
Deficit		(32,477,600)	(29,261,847)
		7,643,974	5,657,088
		$ 7,939,762	$ 5,889,880
Nature of operations	1
Subsequent events	18

Approved for issue by the Board of Directors on December 16, 2013.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(stated in Canadian dollars)

		Year ended August 31,
	Note	2013	2012	2011

Expenses
Consulting		$ 118,103	$ 109,987	$ 124,321
Depreciation		81,414	87,492	72,768
Directors fees		30,151	30,319	32,129
Exploration and evaluation expenditures	10	1,216,833	1,449,857	1,350,487
Exploration and evaluation recoveries		(3,960)	(9,400)	(40,914)
Foreign exchange		(58,783)	5,056	53,608
Insurance		35,972	37,968	41,575
Investor relations		252,761	220,966	204,499
Management fees earned		(2,010)	(4,706)	(3,123)
Office rent, telephone, secretarial, sundry		190,594	201,109	190,850
Professional fees		85,642	92,586	80,398
Stock-based compensation	12	329,143	459,188	591,854
Travel and business promotion		130,430	122,780	123,044
Transfer agent, filing and regulatory fees		47,084	48,067	56,400
Wages and benefits		705,056	768,447	733,037
		(3,158,430)	(3,619,716)	(3,610,933)

Interest earned		86,427	84,964	105,736
Write-off of exploration and evaluation assets	10	(49,891)	(86,465)	(206,929)
Loss on disposal of equipment		-	(2,697)	-
Insurance recovery		6,942	-	-
Loss on sale of marketable securities	7	(100,801)	-	-
		(57,323)	(4,198)	(101,193)
Loss before income taxes		(3,215,753)	(3,623,914)	(3,712,126)

Deferred income tax (expense) recovery	17	-	(14,123)	14,123

Loss for the year		(3,215,753)	(3,638,037)	(3,698,003)
Unrealized gain (loss) on marketable securities, net of taxes		(52,122)	(163,997)	64,364
Foreign currency translation differences for foreign operations		(28,323)	19,201	(14,102)
Comprehensive loss for the year		$ (3,296,198)	$ (3,782,833)	$ (3,647,741)
Basic and diluted loss per common share		$ (0.05)	$ (0.07)	$ (0.07)
Weighted average number of common shares outstanding		67,673,299	52,927,922	52,435,384

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Year ended August 31,
	2013	2012	2011

Cash provided from (used for):

Operating activities
Loss for the year	$ (3,215,753)	$ (3,638,037)	$ (3,698,003)
Items not affecting cash:
Depreciation	81,414	87,492	72,768
Deferred income tax expense (recovery)	-	14,123	(14,123)
Unrealized foreign exchange (gain) loss	(70,167)	18,903	16,816
Write-off of exploration and evaluation assets	49,891	86,465	206,929
Shares received as exploration and evaluation recoveries	(3,960)	(9,400)	(29,334)
Stock-based compensation	329,143	459,188	591,854
Loss on disposal of equipment	-	2,697	-
Loss on sale of marketable securities	100,801	-	-
	(2,728,631)	(2,978,569)	(2,853,093)
Change in non-cash working capital items:
Amounts receivable	(40,975)	317,221	(221,573)
Advances and prepaid expenses	(698)	21,073	22,917
Accounts payable and accrued liabilities	62,996	54,400	(21,001)
	(2,707,308)	(2,585,875)	(3,072,750)

Investing activities
Exploration and evaluation asset acquisitions	(106,131)	(6,018)	(83,273)
Exploration and evaluation asset recoveries	36,294	30,378	12,764
Proceeds from sale of marketable securities	56,687	-	-
Equipment purchases	(66,957)	(148,195)	(138,703)
	(80,107)	(123,835)	(209,212)

Financing activities
Shares issued	5,000,000	29,750	627,750
Share issue costs	(72,259)	-	(4,071)
	4,927,741	29,750	623,679

Effect of foreign exchange on cash	20,873	(1,359)	(3,493)

Change in cash for the year	2,161,199	(2,681,319)	(2,661,776)

Cash, beginning of the year	4,955,344	7,636,663	10,298,439

Cash, end of the year	$ 7,116,543	$ 4,955,344	$ 7,636,663

Supplementary disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(stated in Canadian dollars)

			Reserves			Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2010	51,279,452	$ 25,839,086	$ 5,231,112	$ 1,973,539		$ -	$ 34,500	$ (21,925,807)	$ 11,152,430
Share issues:
Private placement	1,000,000	343,007	-	156,993		-	-	-	500,000
Share issue costs	-	(4,071)	-	-		-	-	-	(4,071)
Exercise of stock options	320,000	190,466	(62,716)	-		-	-	-	127,750
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	39,592		-	-	-	39,592
Fair value of shares issued pursuant to a joint venture agreement	250,000	134,000	-	-		-	-	-	134,000
Stock-based compensation	-	-	591,854	-		-	-	-	591,854
Comprehensive loss for the year	-	-	-	-		(14,102)	64,364	(3,698,003)	(3,647,741)
Balance, August 31, 2011	52,849,452	26,502,488	5,760,250	2,170,124		(14,102)	98,864	(25,623,810)	8,893,814

Share issues:
Exercise of stock options	85,000	42,845	(13,095)	-		-	-	-	29,750
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	10,969		-	-	-	10,969
Fair value of shares issued pursuant to a joint venture agreement	140,000	46,200	-	-		-	-	-	46,200
Stock-based compensation	-	-	459,188	-		-	-	-	459,188
Comprehensive loss for the year	-	-	-	-		19,201	(163,997)	(3,638,037)	(3,782,833)

Balance, August 31, 2012	53,074,452	26,591,533	6,206,343	2,181,093	#	5,099	(65,133)	(29,261,847)	5,657,088

Share issues:
Private placement	20,000,000	3,182,963	-	1,817,037		-	-	-	5,000,000
Private placement - finders units	835,800	133,016	-	75,934		-	-	-	208,950
Fair value of shares issued pursuant to a joint venture agreement	130,000	26,200	-	-		-	-	-	26,200
Share issue costs - cash	-	(72,259)	-	-		-	-	-	(72,259)
Share issue costs - fair value finders units	-	(208,950)	-	-		-	-	-	(208,950)
Stock-based compensation	-	-	329,143	-		-	-	-	329,143
Comprehensive loss for the year	-	-	-	-		(28,323)	(52,122)	(3,215,753)	(3,296,198)

Balance, August 31, 2013	74,040,252	$ 29,652,503	$ 6,535,486	$ 4,074,064	#	$ (23,224)	$ (117,255)	$ (32,477,600)	$ 7,643,974

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia. The consolidated financial statements of the Company as at and for the year ended August 31, 2013, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at August 31, 2013, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

c)	Functional and presentation currency

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

Estimated useful lives of equipment

The estimated useful lives of equipment which are included in the consolidated statements of financial position will impact the amount and timing of the related depreciation included in operations.

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

For the years ended August 31, 2013, 2012, and 2011

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

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Miranda Gold U.S.A., Inc.	State of Nevada	100%	Mineral exploration company
Miranda Gold Colombia I Ltd.	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd.	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Rovira Mining Limited	Province of British Columbia, with branch office in Colombia	30% (1)	Mineral exploration company
Miranda Gold Colombia IV Ltd.	Province of British Columbia, with branch office in Colombia	30%(1)	Mineral exploration company
Miranda Gold Colombia V Ltd.	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company

(1) – subject to forfeiture, see Note 10(p) and (s)

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

On consolidation, for subsidiaries with functional currencies other than the Canadian dollar, the assets and liabilities are translated into Canadian dollars using the period-end rate and the operations and cash flows are translated using the average rates of exchange. Exchange adjustments arising when the opening net assets and the profit or loss are translated into Canadian dollars are taken into a separate component of equity and reported in other comprehensive profit or loss.

Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized in operations on a declining balance basis over the estimated useful lives of each asset or component part of an item of equipment, the choice dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods range from three to five years commencing from the year the assets are first put into service.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Exploration and evaluation assets and expenditures

Upon acquiring the legal right to explore a property, all direct costs related to the acquisition of mineral property interests are capitalized. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.

Expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be transferred to property, plant and equipment and amortized on the unit-of-production method based upon estimated proven and probable reserves. When there is little prospect of further work on a property being carried out by the Company, the remaining deferred costs associated with that property are charged to operations during the period such determination is made.

The Company assesses exploration and evaluation assets for impairment at each reporting date and when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, rehabilitation and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of a plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

A liability is recognized for legal obligations relating to the restoration, rehabilitation and retirement of property, plant or equipment obligations arising from the acquisition, construction, development or normal operation of those assets. Such decommissioning liabilities are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset where one is identifiable is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed and the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The Company has no material restoration, rehabilitation and environmental obligations as all environmental disturbances to date has been minimal.

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

The Company has assessed its non-financial assets as at August 31, 2013, and has concluded that there is no indication of impairment.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost. The Company has not recorded any provisions for any of the financial years presented.

Financial assets

(i)	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets at FVTPL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as FVTPL unless they are designed as effective hedges. Assets in this category include cash.

Financial assets at FVTPL are initially recognized, and subsequently carried, at fair value with changes recognized in operations. Attributable transaction costs are recognized in operations when incurred.

(ii)	Financial assets available for sale (“AFS”)

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or those that are expected to be settled after 12 months from the end of the reporting period, which are classified as non-current assets. Assets in this category include amounts receivable and advances.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv)	Impairment of financial assets

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

The carrying amount of all financial assets, excluding amounts receivable, is directly reduced by the impairment loss. The carrying value of amounts receivable is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in operations.

For financial assets measured at amortized cost, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses were recognized, the previously recognized impairment loss is reversed through operations to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

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

For the years ended August 31, 2013, 2012, and 2011

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

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

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

Accumulated other comprehensive income

Accumulated other comprehensive income consists of the net income and other comprehensive income (“OCI”). The Company’s financial statements include a Statement of Loss and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of unrealized gains or losses on available for sale financial assets, and foreign currency translation differences for foreign operations, both of which are presented within the shareholders’ equity section of the statement of financial position.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

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

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2013, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

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

For the years ended August 31, 2013, 2012, and 2011

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

ii. Effective for annual periods beginning on or after January 1, 2014

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to the disclosure requirements in IFRS 7 Financial Instruments: Disclosure require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are not effective until annual periods beginning on or after 1 January 2014. However, the new offsetting disclosure requirements are effective sooner - for annual periods beginning on or after 1 January 2013, and interim periods within those annual periods. The amendments need to be provided retrospectively to all comparative periods.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2013	August 31, 2012
Cash	FVTPL	$ 7,116,543	$ 4,955,344
Amounts receivable	Loans and receivables	201,505	160,530
Marketable securities	Available-for-sale	98,850	286,500
Advances	Loans and receivables	19,783	23,150
Accounts payable and accrued liabilities	Other liabilities	(295,788)	(232,792)

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

Fair value of cash and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2013
	Level 1	Level 2	Level 3
Cash	$ 7,116,543	$ -	$ -	$ 7,116,543
Available-for-sale securities	77,250	21,600	-	98,850
	$ 7,193,793	$ 21,600	$ -	$ 7,215,393

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Fair value of cash and marketable securities (continued)

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2012
	Level 1	Level 2	Level 3
Cash	$ 4,955,344	$ -	$ -	$ 4,955,344
Available-for-sale securities	238,500	48,000	-	286,500
	$ 5,193,844	$ 48,000	$ -	$ 5,241,844

During the year ended August 31, 2013:

a)	The Company sold 300,000 shares of Red Eagle Mining Corporation (“Red Eagle”) for net proceeds of $54,111; and sold 125,000 shares of Enertopia Corp. (“Enertopia”) for net proceeds of $2,576; and
b)	120,000 of the common shares of Red Eagle were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 130,000 common shares of Red Eagle were received and 100,000 of these were recorded as Level 2, while 30,000 were initially recorded as Level 2, but re-classified as Level 1 as the “hold period” had lapsed.

During the year ended August 31, 2012:

a)	300,000 of the common shares of Red Eagle were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 170,000 common shares of Red Eagle were received and 120,000 of these were recorded as Level 2, while 50,000 were initially recorded as Level 2, but re-classified as Level 1 as the “hold period” had lapsed; and
b)	40,000 of the common shares of NuLegacy Gold Corporation (“NuLegacy”) were re-classified from Level 2 to Level 1 as the “hold period” had lapsed.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Risk management (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the United States and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk. At August 31, 2013, one Canadian dollar was equal to 0.9497 US dollars and 1,835 Colombian Pesos.

Balances are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	380,927	224,339,349	523,381
Amounts receivable	138,233	15,122,000	153,800
Advances and prepaid expenses	15,840	40,794,999	38,913,435
	535,000	280,256,348	716,094
Accounts payable and accrued liabilities	(166,231)	(105,771,775)	(232,687)
Net monetary assets (liabilities)	368,769	174,484,573	483,407

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $48,340 in the year.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

5.	CASH

	As at August 31, 2013	As at August 31, 2012
Canadian dollar denominated deposits	$ 6,593,163	$ 4,859,948
US dollar denominated deposits	401,115	43,478
Colombian Peso denominated deposits held in Colombia	122,265	51,918

Total	$ 7,116,543	$ 4,955,344

6.	AMOUNTS RECEIVABLE

	As at August 31, 2013	As at August 31, 2012
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 2,806	$ 7,556
Amounts due from funding partners	145,559	124,739
Amounts due from Canadian financial institutions for accrued interest	53,140	27,267
Other amounts receivable	-	968

Total	$ 201,505	$ 160,530

7.	MARKETABLE SECURITIES

At August 31, 2013, the Company had the following marketable securities recognized at fair value:

			August 31, 2012	August 31, 2013		August 31, 2013 Fair Value
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Enertopia Corp. (“Enertopia”)	-	$ -	$ 7,500	$ (7,500)	$ -	$ -
NuLegacy	250,000	50,313	(15,313)	(13,750)	(29,063)	21,250
Red Eagle	300,000	125,792	(38,320)	(11,872)	(50,192)	75,600
Teslin River Resources Corp. (“Teslin”)	-	-	6,000	(6,000)	-	-
White Bear Resources Inc. (“White Bear”)	200,000	40,000	(25,000)	(13,000)	(38,000)	2,000
		$ 216,105	$ (65,133)	$ (52,122)	$ (117,255)	$ 98,850

During the year ended August 31, 2013, the Company transferred 300,000 shares of Teslin back to Teslin at a fair value of $6,000 as partial payment for the Mustang property acquisition (Note 10), and recorded a realized gain of $6,000. The Company sold 300,000 shares of Red Eagle for net proceeds of $54,111, realizing a loss of $109,377 and sold 125,000 shares of Enertopia for net proceeds of $2,576, realizing a gain of $2,576, for a total loss on sale of marketable securities of $100,801, in the year then ended.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

7.	MARKETABLE SECURITIES (continued)

At August 31, 2012, the Company had the following marketable securities recognized at fair value:

			August 31, 2011	August 31, 2012		August 31, 2012 Fair Value
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Enertopia	125,000	$ -	$ 12,500	$ (5,000)	$ 7,500	$ 7,500
NuLegacy	250,000	50,313	(14,313)	(1,000)	(15,313)	35,000
Red Eagle	470,000	261,320	105,800	(144,120)	(38,320)	223,000
Teslin	300,000	-	27,000	(21,000)	6,000	6,000
White Bear	200,000	40,000	(18,000)	(7,000)	(25,000)	15,000
Tax effect of gains (losses)	-	-	(14,123)	14,123	-	-
		$ 351,633	$ 98,864	$ (163,997)	$ (65,133)	$ 286,500

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2013	As at August 31, 2012
Advances held by employees in the USA	$ 16,680	$ 3,943
Advances held by employees and suppliers in Colombia	19,783	19,207
	36,463	23,150
Prepaid expenses in Canada	41,714	43,555
Prepaid expenses in the USA	-	3,170
Prepaid expenses in Colombia	2,450	10,054
Total	$ 80,627	$ 79,929

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2011	$ 23,146	$ 180,882	$ 15,498	$ 181,267	$ 36,061	$ 43,099	$ 479,953
Assets acquired	-	14,928	-	69,055	26,670	37,542	148,195
Assets disposed of	-	(4,886)	-	(24,536)	-	-	(29,422)
Foreign exchange adjustment	-	929	99	(694)	-	-	334

At August 31, 2012	23,146	191,853	15,597	225,092	62,731	80,641	599,060
Assets acquired	1,178	4,041	1,364	-	20,959	39,415	66,957
Foreign exchange adjustment	-	13,367	1,155	15,369	-	-	29,891
At August 31, 2013	$ 24,324	$ 209,261	$ 18,116	$ 240,461	$ 83,690	$ 120,056	$ 695,908

Accumulated depreciation
At August 31, 2011	$ 19,656	$ 113,771	$ 10,218	$ 122,239	$ 7,605	$ 5,387	$ 278,876
Depreciation for the year	979	39,209	1,088	17,514	14,606	14,096	87,492
Assets disposed of	-	(4,378)	-	(22,345)	-	-	(26,723)
Foreign exchange adjustment	-	(185)	40	385	-	-	240

At August 31, 2012	20,635	148,417	11,346	117,793	22,211	19,483	339,885
Depreciation for the year	870	14,726	1,011	27,508	20,219	17,080	81,414
Foreign exchange adjustment	-	10,748	818	9,192	-	-	20,758
At August 31, 2013	$ 21,505	$ 173,891	$ 13,175	$ 154,493	$ 42,430	$ 36,563	$ 442,057

Carrying amounts
At August 31, 2012	$ 2,511	$ 43,436	$ 4,251	$ 107,299	$ 40,520	$ 61,158	$ 259,175

At August 31, 2013	$ 2,819	$ 35,370	$ 4,941	$ 85,968	$ 41,260	$ 83,493	$ 253,851

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through staking and from third party vendors, some of which are subject to a net smelter return (“NSR”) royalty. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests, cash, and/or share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets, as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2013 and 2012 are as follows:

	August 31, 2011	Additions	Recoveries	Effect of movement in exchange rates	Write off of assets	August 31, 2012	Additions	Recoveries	Effect of movement in exchange rates	Write-off of assets	August 31, 2013
Nevada:
Angel Wing	$ 32,382	$ -	$ -	$ 208	$ -	$ 32,590	$ -	$ -	$ 2,225	$ (34,815)	$ -
Big Blue	-	-	-	-	-	-	-	-	-	-	-
Coal Canyon	-	-	-	-	-	-	-	-	-	-	-
East Spruce	4,835	-	-	31	-	4,866	-	-	333	-	5,199
Fuse	-	6,018	-	(23)	-	5,995	-	-	409	(6,404)	-
HOG	1,545	-	-	9	-	1,554	-	-	107	(1,661)	-
Iron Point	47,721	-	-	307	-	48,028	-	-	3,279	-	51,307
Kibby Flat	-	-	-	-	-	-	9,254	-	614	-	9,868
Mustang	-	-	-	-	-	-	51,028	-	3,384	-	54,412
Red Canyon	-	-	-	-	-	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-	-	-	-	-	-
Redlich	15,109	-	-	97	-	15,206	-	-	1,039	-	16,245
Rook	6,521	-	-	42	-	6,563	-	-	448	(7,011)	-
TAZ	-	-	-	-	-	-	-	-	-	-	-
	108,113	6,018	-	671	-	114,802	60,282	-	11,838	(49,891)	137,031
Alaska:
Ester Dome	71,380	10,969	(30,378)	894	(52,865)	-	-	-	-	-	-

Colombia:
Cajamarca	48,960	6,600	(21,960)	-	-	33,600	7,200	(7,200)	-	-	33,600
Fresno	48,960	6,600	(21,960)	-	(33,600)	-	-	-	-	-	-
Minagrande	-	-	-	-	-	-	51,849	(36,294)	-	-	15,555
Pavo Real	-	33,000	(33,000)	-	-	-	19,000	(16,800)	-	-	2,200
	97,920	46,200	(76,920)	-	(33,600)	33,600	78,049	(60,294)	-	-	51,355
	$ 277,413	$ 63,187	$ (107,298)	$ 1,565	$ (86,465)	$ 148,402	$ 138,331	$ (60,294)	$ 11,838	$ (49,891)	$ 188,386

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures recorded in the consolidated statements of loss and comprehensive loss for the years ended August 31, 2013, and 2012 are as follows:

	Year ended August 31, 2013			Year ended August 31, 2012			Year ended August 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 221,301	$ (219,665)	$ 1,636	$ 233,894	$ (233,440)	$ 454	$ 251,471	$ (251,471)	$ -
Big Blue	60,738	-	60,738	84,797	(69,143)	15,654	177,741	(177,741)	-
Coal Canyon	797	(683)	114	51,312	(49,051)	2,261	33,159	(32,367)	792
East Spruce	2,101	-	2,101	22,182	-	22,182	34,980	-	34,980
FUSE	1,013	-	1,013	30,193	-	30,193	3,481	-	3,481
General exploration	274,869	-	274,869	380,129	-	380,129	332,813	-	332,813
HOG	238	-	238	26,442	-	26,442	3,279	-	3,279
Iron Point	68,872	-	68,872	109,245	-	109,245	68,536	-	68,536
Kibby Flat	57,085	-	57,085	-	-	-	-	-	-
Mustang	25,430	-	25,430	-	-	-	-	-	-
PPM / Poverty Peak	-	-	-	7,295	-	7,295	39,115	-	39,115
Red Canyon	-	-	-	2,504	(2,504)	-	2,850	(2,850)	-
Red Hill	59,773	(1,003)	58,770	68,287	(68,287)	-	60,804	(60,804)	-
Redlich	4,509	-	4,509	36,694	-	36,694	2,022	-	2,022
Rook	928	-	928	25,954	-	25,954	25,170	-	25,170
TAZ	-	-	-	608	(154)	454	4,973	(2,893)	2,080
	777,654	(221,351)	556,303	1,079,536	(422,579)	656,957	1,040,394	(528,126)	512,268

Alaska:
Ester Dome	41,371	-	41,371	63,272	(61,347)	1,925	139,943	(72,102)	67,841
Willow	2,012	-	2,012	-	-	-	-	-	-

Colombia:
Alliance expenditures	665,090	(465,563)	199,527	-	-	-	-	-	-
Property investigation costs	417,620	-	417,620	790,975	-	790,975	770,378	-	770,378
Pavo Real	392	(392)	-	-	-	-	5,575	(5,575)	-

Property exploration costs	$ 1,904,139	$ (687,306)	$ 1,216,833	$ 1,933,783	$ (483,926)	$ 1,449,857	$ 1,956,290	$ (605,803)	$ 1,350,487

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Angel Wing Property, Elko County, Nevada

The Angel Wing project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) from September 17, 2010, until it was terminated on October 5, 2013. The Company contemporaneously terminated the underlying lease with Greg and Heidi Kuzma.

b)	Big Blue (Oxen), Lander County, Nevada

The Company holds claims comprising the Big Blue property, Lander County, Nevada.

On August 13, 2009, the Company entered into a 20-year mining lease for mining claims with a private party, with an NSR royalty of 3% that is subject to certain buy-down provisions, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Paid previously	22,500
August 13, 2012 (paid)	15,000
August 13, 2013 (paid)	17,500
August 13, 2014 (and each year thereafter)	30,000

The Big Blue project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius from May 6, 2010, until it was terminated on July 29, 2012.

c)	Coal Canyon Properties, Eureka County, Nevada

The Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from December 20, 2010, until it was terminated on January 25, 2013. Miranda, in turn, terminated the underlying mining lease with Nevada North Resources (USA) Inc.

d)	East Spruce Property, Elko County, Nevada

The Company holds claims comprising the East Spruce property, Elko County, Nevada.

e)	Fuse Property, Eureka County, Nevada

The Company held claims comprising the Fuse property, Eureka County, Nevada, but allowed them to lapse in September 2013.

f)	HOG Property, Eureka County, Nevada

The Company held claims comprising the HOG property, Eureka County, Nevada, but allowed them to lapse in September 2013.

g)	Iron Point Property, Humboldt County, Nevada

The Company holds claims comprising the Iron Point property, Humboldt County, Nevada.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

h)	Kibby Flat, Esmeralda County, Nevada

During the year ended August 31, 2013, the Company staked claims comprising the Kibby Flat property at a cost of $9,254.

i)	Mustang, Nye County, Nevada

During the year ended August 31, 2013, the Company staked claims comprising the Mustang property at a cost of $5,028. The Company also acquired a 100% interest in Teslin’s Mustang project. The Company paid Teslin $40,000; delivered to Teslin 300,000 shares of Teslin owned by Miranda valued at $6,000, for a cumulative cost of $51,028. In addition, Miranda granted Teslin a 1% NSR royalty on the claims acquired from Teslin.

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

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ Cdn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012 (paid)	75,000	-
November 18, 2013 (paid subsequently)	100,000	-
November 18, 2014 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma Mines Inc. (“Montezuma”), a subsidiary of CMQ Resources Inc. Montezuma has now earned a 60% interest in the Red Canyon property by funding US$4,000,000 in qualified expenditures over a five-year period. Montezuma may now elect, by December 24, 2013, to earn an additional 10% interest by completing a bankable feasibility study within four years of election with minimum annual expenditures of US$1,500,000 or by funding US$10,000,000 in additional exploration within 10 years.

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012 (met)	1,000,000
August 1, 2013 (met)	1,250,000
Total expenditure	4,000,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Previously paid	166,250
May 27, 2012 (paid)	40,000
May 27, 2013 (paid)	50,000
May 27, 2014	50,000
May 27, 2015 and each year thereafter to be adjusted for inflation per the USA CPI	60,000

The Red Hill / Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from October 1, 2009, until it was terminated on January 25, 2013.

l)	Redlich Property, Esmeralda County, Nevada

The Company holds claims comprising the Redlich Property, Esmeralda County, Nevada, subject to a 3% NSR royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

m)	Rook Property, Eureka County, Nevada

The Company held claims comprising the Rook property, Eureka County, Nevada, but allowed them to lapse in September 2013.

n)	TAZ Property, Eureka County, Nevada

From February 11, 2011, until the agreement was terminated on June 20, 2013, the TAZ Property was the subject of an exploration and option to enter into a joint venture agreement with TAZ Gold LLC and Navaho Gold PTY Ltd as guarantor. The Company held claims comprising the TAZ property, but allowed them to lapse in September 2013.

o)	Ester Dome Property, Fairbanks Mining District, Alaska

The Ester Dome project was the subject of an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) from October 1, 2010, until it was terminated on September 25, 2012. On the same date, the Company terminated the underlying lease with Range Minerals Inc., and wrote off the remaining carrying value of $52,865.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

p)	Cajamarca Option, Colombia

On December 10, 2010, the Company executed three option agreements to acquire the Cajamarca, Fresno and Ibague mining interests (collectively the “Cajamarca Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia IV Ltd. (“MAD IV”); and the Colombian branch of MAD IV. The terms of the Cajamarca Option were agreed to in an earlier Association Agreement and the Company must meet the following to maintain the option:

Cajamarca Option Due Dates	Minimum advance royalty payments US$	Common shares to be issued to ExpoGold
December 10, 2010 (paid and issued)	30,000	30,000
December 10, 2011 (paid and issued)	40,000	40,000
December 10, 2012 (paid and issued)	30,000	30,000
December 10, 2013 (not paid, force majeure)	40,000	60,000
December 10, 2014	50,000	80,000
December 10, 2015, and on each subsequent anniversary	60,000	100,000

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

Effective September 19, 2011, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Red Eagle. Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle representing Red Eagle’s option to earn up to a 70% interest in the Cajamarca Option. Effective November 1, 2013, the Cajamarca Option was added to the Pavo Real SA with Rovira and Red Eagle voluntarily transferred the 70 shares of MAD IV to MAD.

On November 25, 2011, Miranda received 30,000 shares of Red Eagle, valued at $21,840, as reimbursement for the December 10, 2010, share issue due from Miranda to ExpoGold pursuant to the Cajamarca Option.

On November 30, 2011, Miranda issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option. In turn, on December 20, 2011, Miranda received 40,000 shares of Red Eagle, valued at $22,080, as reimbursement for the November 30, 2011, share issue due from Miranda to ExpoGold pursuant to the SPA.

On December 19, 2012, Miranda issued 30,000 common shares to ExpoGold valued at $7,200 pursuant to the Cajamarca Option. In turn, on December 27, 2012, Miranda received 30,000 shares of Red Eagle, valued at $11,160, as reimbursement for the December 19, 2012, share issue due from Miranda to ExpoGold pursuant to the SPA. The excess value of $3,960 of the Red Eagle shares over the Miranda shares was taken into exploration and evaluation recoveries.

Exploration at Cajamarca is currently on hold due to security concerns. Miranda has agreed with Rovira to defer the exploration commitments until the security situation improves. Miranda has provided notice of force majeure to ExpoGold pursuant to the Cajamarca Option.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Cerro Oro property, Colombia

In January 2013, the Company entered into a lease agreement on the Cerro Oro property which required payment of US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to a license, which has yet to occur. To maintain the lease, annual escalating payments that total $625,000 over five years will be required, and thereafter annual payments of US$135,000. The project is also subject to a 1.2% production royalty and a per-ounce bonus for Measured and Indicated NI 43-101 compliant Resource and Reserves.

In June 2013, a conditional share purchase agreement was signed between Prism Resources Inc. (“Prism’) and the Company which takes effect and is conditional upon the Cerro Oro applications being converted to a license, certain share transfers taking effect, and applicable regulatory approvals. Upon satisfaction of the foregoing conditions, Prism will reimburse Miranda for all underlying lease payments paid by the Company and Prism will be obligated to fund exploration related expenditures of US$4,000,000 to earn an effective 51% interest in the Cerro Oro property and, through additional funding, can earn an additional 19% for a total interest of 70%.

r)	Minagrande property, Colombia

On April 12, 2013, the Company paid canon fees (government fees) to Ingeominas in Colombia of $51,849 for acquisition of the Minagrande property.

Strategic Alliance: Pursuant to the January 23, 2013 strategic alliance agreement between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate of no less than US$1,100,000 in year one.

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole funding a series of exploration expenditures and feasibility study. Projects that do not meet the criteria as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

s)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest. The terms of the Pavo Option were agreed to in an earlier Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Minimum advance royalty payments US$	Common shares to be issued to ExpoGold
Previously paid and issued	90,000	300,000
June 24, 2012 (paid and issued)	60,000	100,000
June 24, 2013 (paid and issued)	70,000	100,000
June 24, 2014	80,000	100,000
June 24, 2015, and on each subsequent anniversary	100,000	100,000

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

On June 25, 2010, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Red Eagle, as amended on November 1, 2013. The SPA and SA agreements became effective on June 24, 2010. Pursuant to the SPA, Miranda assigned 70% of the shares of Rovira to Red Eagle. The activities of Rovira are governed by the SA. To maintain its 70% shareholding in Rovira, effectively representing a 70% interest in the Pavo Option, and now including the Cajamarca property assigned to the SA on November 1, 2013, Red Eagle must make an aggregate US$4,000,000 contribution to Rovira within four years. These funds will be used to fund exploration work at the Pavo Real and Cajamarca projects.

Red Eagle must then further fund Rovira at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on either of the Pavo Real or Cajamarca projects within eight years, or contribute a minimum of US$10,000,000 in the combined properties within 10 years. At the time the board of directors of Rovira approves a feasibility study and a mine construction program on the Pavo Real or Cajamarca projects, Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in Rovira by committing to solely fund all costs associated with putting either of the properties into production. If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of Rovira to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo and Cajamarca Options. Miranda will be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo and Cajamarca Options.

On June 24, 2012, Miranda issued 100,000 common shares to ExpoGold valued at $33,000 pursuant to the Pavo Option Agreement. Miranda, in turn, received 100,000 shares of Red Eagle pursuant to the SPA, valued at $42,400, with the excess value of $9,400 of the Red Eagle shares over the Miranda shares taken into exploration and evaluation recoveries.

On June 14, 2013, Miranda issued 100,000 common shares to ExpoGold valued at $19,000 pursuant to the Pavo Option. Miranda, in turn, received 100,000 shares of Red Eagle pursuant to the SPA, valued at $16,800.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2013	As at August 31, 2012
Trade and other payables in Canada	$ 62,763	$ 72,803
Trade and other payables in the USA	76,260	58,850
Trade and other payables in Colombia	155,656	66,802
Amounts payable and accrued liabilities to related parties	1,109	34,337

Total	$ 295,788	$ 232,792

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2013

On December 19, 2012, the Company completed a non-brokered private placement of 20,000,000 units at a price of $0.25 per unit, for gross proceeds of $5,000,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until December 19, 2017. If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given. The proceeds of the financing of $5,000,000 were allocated on a relative fair value basis as $3,182,963 to common shares and $1,817,037 as to warrants. An additional 835,800 units at a value of $208,950 were issued as a finder’s fee pursuant to the private placement, with the allocation on a relative fair value basis as $133,016 to common shares and $75,934 as to warrants. Cash share issue costs pursuant to this private placement were an additional $72,259. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 1.34%; an expected volatility of 87%; an expected life of 5 years; and an expected dividend of zero.

On December 19, 2012, the Company issued 30,000 common shares to ExpoGold valued at $7,200 pursuant to the Cajamarca Option agreement.

On June 14, 2013, the Company issued 100,000 common shares to ExpoGold valued at $19,000 pursuant to the Pavo Real Option agreement.

Fiscal 2012

On November 30, 2011, the Company issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option agreement.

On February 7, 2012, the Company issued 85,000 common shares pursuant to the exercise of stock options.

On June 15, 2012, the Company issued 100,000 common shares to ExpoGold valued at $33,000 pursuant to the Pavo Real Option Agreement.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Share issuance (continued):

Fiscal 2011

On November 3, 2010, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012. The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants. Cash share issue costs pursuant to this private placement were an additional $4,071. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 10(s).

On February 17, 2011, the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of five option agreements (Note 10(p)).

On June 16, 2011, the Company issued 100,000 common shares to ExpoGold valued at $38,000 pursuant to the Pavo Option agreement referenced in Note 10(s).

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

The continuity for stock options for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2013
January 31, 2013	$ 0.70	1,040,000	-	-	(1,040,000)	-
February 25, 2014	$ 0.35	1,872,000	-	-	(30,000)	1,842,000
September 26, 2015	$ 0.56	1,660,000	-	-	(75,000)	1,585,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	1,865,000	-	-	(80,000)	1,785,000
September 24, 2017	$ 0.305	-	1,575,000	-	-	1,575,000

		6,587,000	1,575,000	-	(1,225,000)	6,937,000

Weighted average exercise price		$ 0.48	$ 0.305	$ -	$ 0.66	$ 0.41

As at August 31, 2013, the weighted average remaining contractual life of the options outstanding was 2.4 years.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at August 31, 2013, 6,149,500 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.42. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2013, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2013, being $0.185.

The continuity for stock options for the year ended August 31, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Granted	Exercised	Expired / Cancelled / Forfeited	Balance, August 31, 2012
March 28, 2012	$ 0.70	135,000	-	-	(135,000)	-
January 31, 2013	$ 0.70	1,170,000	-	-	(130,000)	1,040,000
February 25, 2014	$ 0.35	1,957,000	-	(85,000)	-	1,872,000
September 26, 2015	$ 0.56	1,745,000	-	-	(85,000)	1,660,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	-	1,865,000	-	-	1,865,000

		5,157,000	1,865,000	(85,000)	(350,000)	6,587,000

Weighted average exercise price		$ 0.52	$ 0.40	$ 0.35	$ 0.67	$ 0.48

As at August 31, 2012, the weighted average remaining contractual life of the options outstanding was 2.5 years.

The continuity for stock options for the year ended August 31, 2011, is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2011
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-
April 17, 2011	$ 0.70	400,000	-	-	(400,000)	-
May 31, 2011	$ 0.70	50,000	-	-	(50,000)	-
March 28, 2012	$ 0.70	395,000	-	-	(260,000)	135,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(245,000)	-	1,957,000
September 26, 2015	$ 0.56	-	1,895,000	(75,000)	(75,000)	1,745,000
December 1, 2015	$ 0.69	-	50,000	-	-	50,000
April 19, 2016	$ 0.56	-	100,000	-	-	100,000
		4,297,000	2,045,000	(320,000)	(865,000)	5,157,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.40	$ 0.73	$ 0.52

As at August 31, 2011, the weighted average remaining contractual life of the options outstanding was 2.8 years.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2013

During the year ended August 31, 2013, the Company recorded $329,143 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 20, 2011, $31,490; and
b)	vesting portion of options granted September 24, 2012, $297,653.

The fair value of the 1,575,000 options granted on September 24, 2012, was determined using a risk-free interest rate of 1.29%, an expected volatility ranging from 80.1% to 88.2%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $308,321 or $0.196 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2012

During the year ended August 31, 2012, the Company recorded $459,188 in stock-based compensation expense for options vesting in the year as follows:

a)	vesting portion of options granted October 20, 2011, $424,658
b)	vesting portion of options granted April 19, 2011, $11,019
c)	vesting portion of options granted December 1, 2010, $2,688
d)	vesting portion of options granted September 26, 2010, $20,823

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk-free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.32 to 4.87 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option.

Fiscal 2011

During the year ended August 31, 2011, the Company recorded $591,854 in stock-based compensation expense for options vesting in the year as follows:

a)	vesting portion of options granted April 19, 2011, $22,314
b)	vesting portion of options granted December 1, 2010, $17,899
c)	vesting portion of options granted September 26, 2010, $551,641

The fair value of the 1,895,000 options granted on September 26, 2010, was determined using a risk-free interest rate ranging from 1.42% to 1.84%, an expected volatility ranging from 86.3% to 95.4%, an expected life of ranging from 1.9 to 3.8 years, and an expected dividend of zero for a total fair value of $598,225 or $0.316 per option.

The fair value of the 50,000 options granted December 1, 2010, was determined using a risk-free interest rate of between 1.65% and 2.2%, an expected volatility of between 86.7 and 93.4%, an expected life of between 2.8 and 3.8 years, and an expected dividend of zero for a total fair value of $20,588 or $0.412 per option.

The fair value of the 100,000 options granted April 19, 2011, was determined using a risk-free interest rate of between 1.65% and 2.29%, an expected volatility of between 87.3% and 92.0%, an expected life of between 2.8 and 3.8 years, and an expected dividend of zero for a total fair value of $33,333 or $0.333 per option.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Issued	Exercised	Expired	Balance August 31, 2013
October 29, 2012	$ 0.55	100,000	-	-	(100,000)	-
November 3, 2012	$ 0.75	1,000,000	-	-	(1,000,000)	-
October 29, 2013	$ 0.60	100,000	-	-	-	100,000
December 19, 2017	$ 0.375	-	20,000,000	-	-	20,000,000
December 19, 2017	$ 0.375	-	835,800	-	-	835,800
		1,200,000	20,835,800	-	(1,100,000)	20,935,800

Weighted average exercise price		$ 0.72	$ 0.375	$ -	$ 0.73	$ 0.38

The continuity for share purchase warrants for the year ended August 31, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Issued	Exercised	Expired	Balance, August 31, 2012
December 9, 2011	$ 0.50	100,000	-	-	(100,000)	-
March 18, 2012	$ 1.00	5,686,492	-	-	(5,686,492)	-
October 29, 2012	$ 0.55	100,000	-	-	-	100,000
November 3, 2012	$ 0.75	1,000,000	-	-	-	1,000,000
October 29, 2013	$ 0.60	-	100,000	-	-	100,000
		6,886,492	100,000	-	(5,786,492)	1,200,000

Weighted average exercise price		$ 0.95	$ 0.60	$ -	$ 0.99	$ 0.72

On October 29, 2011, pursuant to a mining lease agreement with Range Minerals Inc. (Note 10(o)), the Company issued the final tranche of 100,000 share purchase warrants with an exercise price of $0.60, expiring on October 29, 2013, with a fair value of $10,969. The assumptions used in the Black-Scholes option pricing model for the fair value were: a risk-free interest rate of 1.14%; an expected volatility of 69%; an expected life of two years; and an expected dividend of zero.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

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

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc. (Note 10(o)), the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012, with a fair value of $39,592. The assumptions used in the Black-Scholes option pricing model for the fair value were: a risk-free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited Consulting as CFO, corporate compliance services,

and financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned by key management and directors.

For the year ended	August 31, 2013	August 31, 2012	August 31, 2011
Consulting fees	$ 116,357	$ 114,450	$ 108,938
Office and general expenses	8,631	5,111	6,094
Total	$ 124,988	$ 119,561	$ 115,032

Amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Red Hill property lease.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2013, 2012, and 2011 were as follows:

For the year ended	August 31, 2013	August 31, 2012	August 31, 2011
Consulting fees	$ 116,357	$ 114,450	$ 108,938
Salaries	356,331	351,760	368,073
Directors fees	30,151	30,319	32,129
Share-based compensation	204,617	314,401	410,869
Total	$ 707,456	$ 810,930	$ 920,009

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada projects in the United States; and Colombian projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

16.	Supplemental Disclosure with Respect to Cash Flows

For the year ended	August 31,	August 31,	August 31,
	2013	2012	2011
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$ -	$ 10,969	$ 39,592
Fair value of shares issued for exploration and evaluation assets	26,200	46,200	134,000
Fair value of shares received for exploration and evaluation assets	24,000	76,920	134,959
Fair value of options exercised	-	13,095	62,716
Option recoveries in amounts receivable	-	-	152,854
Fair value of marketable securities exchanged for exploration and evaluation assets	6,000	-	-
Interest received	87,213	94,471	83,964

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2013	2012	2011

Loss before income taxes	$(3,215,753)	$(3,623,914)	$ (3,712,126)

Expected income tax (recovery)	$(817,000)	$(924,000)	$ (1,008,000)
Change in statutory, foreign tax, foreign exchange rates, and other	(423,000)	(157,000)	(234,000)
Permanent differences	(98,000)	116,000	246,000
Share issue costs	(18,000)	-	(1,000)
Change in unrecognized deductable temporary differences	1,356,000	979,123	982,877

Deferred income tax expense (recovery)	$-	$14,123	$ (14,123)

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company’s recognized deferred tax assets and liabilities are as follows:

	2013	2012

Deferred tax assets (liabilities)
Property and equipment	$-	$(12,000)
Marketable securities	-	-
Non-capital losses	-	12,000

Net deferred tax assets (liabilities)	$-	$-

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2013, 2012, and 2011

(stated in Canadian dollars)

17.	INCOME TAXES (continued)

The significant components of the Company’s unrecognized deductable temporary differences and tax losses are as follows:

	2013	Expiry Date Range	2012

Temporary differences
Exploration and evaluation assets	$6,568,000	No expiry date	$5,313,000
Property and equipment	136,000	No expiry date	37,000
Share issue costs	97,000	2034-2037	77,000
Marketable securities	117,000	No expiry date	65,000
Allowable capital losses	509,000	No expiry date	467,000
Non-capital losses available for future period	14,887,000	2014-2033	12,219,000

Canada	5,791,000	2014-2033	4,580,000
USA	9,096,000	2020-2033	7,240,000

Tax attributes are subject to review, and potential adjustments by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2013, the Company:

a)	reported that 100,000 warrants expired on October 29, 2013, unexercised;
b)	granted stock options to directors, officers, employees and consultants on 1,142,500 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.155 per share. The options granted will vest 50% immediately, and 50% in twelve months from the date of grant; and
c)	entered into an agreement with Alaska Hardrock Inc. (“AHI”) for the acquisition of the Willow Creek Project, in Anchorage, Alaska. Miranda has signed a 80-year lease with AHI for 100% control of the Willow Creek property. Under the terms of the lease, Miranda has made a US$50,000 payment with a final US$100,000 due after a ninety-day due diligence period. Thereafter, the lease is subject to annual payments of US$150,000 or, if production is achieved, various net smelter royalties or revenues.

