Form 20-F
period 2014-08-31
MIRANDA GOLD CORP
filed 2014-12-19
CIK 942149

OMB Number: 3235-0288

Expires: April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2014

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27760

MIRANDA GOLD CORP.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or organization)

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

(Address of Principal Executive Offices)

Len Goldsmith, +1-604-536-2711 (telephone) +1-604-536-2788 (facsimile),

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

(Name, Telephone, Email and/or Facsimile number and address of Company contact person)

SEC 1852 (01-12)	1

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

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

74,140,252 common shares

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
2 | P a g e

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

N/A Yes ☐ No ☐

3 | P a g e

Table of Contents

Glossary of terms AND ABBREVIATIONS	3
NOTE ON FORWARD LOOKING INFORMATION	9
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	11
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	13
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE	13
ITEM 3 KEY INFORMATION	13
A. Selected Financial Data	13
B. Capitalization and Indebtedness	14
C. Reasons for the Offer and Use of Proceeds	14
D. Risk Factors	14
ITEM 4 INFORMATION ON MIRANDA	21
A. History and Development of Miranda	21
B. Business Overview	24
C. Organizational Structure	24
D. Property	25
ITEM 4A UNRESOLVED STAFF COMMENTS	50
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51
A. Operating Results	51
B. Liquidity and Capital Resources	52
C. Research and Development, Patents and Licenses	53
D. Trend Information	53
E. Off-Balance Sheet Arrangements	54
F. Tabular Disclosure of Contractual Obligations	54
G. Safe Harbor	54
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
A. Directors and Senior Management	55
B. Compensation	57
C. Board Practices	59
D. Employees	62
E. Share Ownership	62
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
A. Major Shareholders	65
B. Related Party Transactions	66
C. Interests of Experts and Counsel	67
ITEM 8 FINANCIAL INFORMATION	67
A. Consolidated Statements and Other Financial Information	67
B. Significant Changes	67
ITEM 9 THE OFFER AND LISTING	67
A. Offer and Listing Details	67
1 | P a g e

B. Plan of Distribution	68
C. Markets	69
D. Dilution	69
E. Expenses of the Issue	69
ITEM 10 ADDITIONAL INFORMATION	69
A. Share Capital	69
B. Memorandum and Articles of Association	69
C. Material Contracts	69
D. Exchange Controls	69
E. Taxation	70
F. Dividends and Paying Agents	76
G. Statement by Experts	77
H. Documents on Display	77
I. Subsidiary Information	77
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	77
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	78
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	78
ITEM 15 CONTROLS AND PROCEDURES	78
ITEM 15T CONTROLS AND PROCEDURES	79
ITEM 16 [RESERVED]	79
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT	79
ITEM 16B CODE OF ETHICS	79
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	80
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	80
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	80
ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	81
ITEM 16G CORPORATE GOVERNANCE	81
ITEM 16H MINE SAFETY DISCLOSURE	81
ITEM 17 FINANCIAL STATEMENTS	82
ITEM 18 FINANCIAL STATEMENTS	82
ITEM 19 EXHIBITS	82

2 | P a g e

Glossary of terms AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico	Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project until it was terminated in September 2012, and since January 23, 2013, has an alliance agreement in Colombia (the “Colombian Alliance”).
AHI	Alaska Hardrock Inc., a State of Alaska corporation, and the lessor of a parcel of patented and State of Alaska mining claims referred to as “Willow Creek”.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
ANM	Agencia Nacional de Minera of Colombia
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Antioquia Gold	Antioquia Gold Inc. is a mining exploration company listed on the Toronto Venture Exchange with an exploration focus in Colombia.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick	Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges. Barrick is a former partner of the Company on the Red Hill and Fuse properties.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend	The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.
BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system	A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone. This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.
3 | P a g e

Carlin Gold Trend	North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limey sediments, that is about 10 miles wide and 100 miles long. Carlin refers to a style of mineralization that is seen around the world.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Colombian Alliance	On January 23, 2013, Miranda signed a strategic alliance agreement with Agnico (which superseded a non-binding letter of intent signed July 17, 2012) for precious metal exploration in Colombia (the “Colombian Alliance”). The Colombian Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio.
Cortez Gold Trend	The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend. The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
Dike	A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the optionor of the Pavo Real and Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).
4 | P a g e

Geophysics	Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.
Gold Torrent	Gold Torrent Inc., is a corporation existing under the laws of the State of Nevada, and a party to a November 5, 2014, exploration agreement with Miranda regarding the formation of a joint venture on the Willow Creek project in Alaska.
Gravity highs	Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.
Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Indicated Mineral Resource	The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation	A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive. Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.
Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
5 | P a g e

MAD I	Miranda Gold Colombia I is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, Rovira Mining Limited (formerly MAD III), MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III	Miranda Gold Colombia III is a B.C. company with a Colombian branch that is the optionee of the Company’s Pavo Real project in Colombia. Red Eagle changed the name of the Company to Rovira Mining Limited.
MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch of that was the lessee of the Company’s Cajamarca project in Colombia, prior to its termination.
MAD V	Miranda Gold Colombia V is a B.C. company organized to hold a mineral property lease on the Cerro Oro project in Colombia.
Measured Mineral Resource	The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineral Reserve	The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.
Mineral Resource	The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralization	A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support the definition of sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
6 | P a g e

Mineralized deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support the definition of tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Montezuma	Montezuma Mines Inc. is a mineral exploration company. The Company has an option agreement with Montezuma on the Red Canyon property.
Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that is the lessor of the Coal Canyon and Red Hills properties. Ken Cunningham, Miranda’s CEO is entitled to 10% of any receipts Nevada North receives from the Coal Canyon and Red Hills properties.
Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.
Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.
Oxide	Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.
Ppb	Parts per billion
Ppm	Parts per million
Prism	Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.
7 | P a g e

Pathfinder	Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment	Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels. They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.
Qualified Person	The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.
Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company had an option agreement with Ramelius on the Angel Wing property and also had an option agreement on the Big Blue property until it was terminated in fiscal 2012.
Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
RCC	Red Canyon Corporation, the lessor of the Red Canyon project.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle is the Company’s partner in MAD III (Rovira) and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation or RC drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
8 | P a g e

Silicification	Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
Teslin River	Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012, as part of the Mustang property purchase.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric (also known as long) tonne (1.102 short tons, 2,240 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company owns 200,000 shares of White Bear that trade on the TSX.V.

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

9 | P a g e

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

10 | P a g e

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

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors" in this Annual Report. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise. We qualify all of our forward-looking statements by these cautionary statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in this Annual Report on Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

11 | P a g e

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

12 | P a g e

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

In this Annual Report all currency refers to Canadian dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last four fiscal years ended August 31.

For the Year Ended August 31

	2014	2013	2012	2011
	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil
Loss for the year	2,752,090	3,215,753	3,638,037	3,698,003
Loss per share: basic and diluted	(0.04)	(0.05)	(0.07)	(0.07)
Total assets	5,274,980	7,939,762	5,889,880	9,072,206
Total liabilities	208,012	295,788	232,792	178,392
Working capital	4,561,243	7,201,737	5,249,511	8,415,324
Net assets	5,066,968	7,643,974	5,657,088	8,893,814
Capital stock/share capital	29,667,503	29,652,503	26,591,533	26,502,488
Dividends per share	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	74,061,896	67,673,299	52,927,922	52,435,384

13 | P a g e

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2010 through to August 31, 2014.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2014	1.078
For the Year Ended August 31, 2013	1.011
For the Year Ended August 31, 2012	1.009
For the Year Ended August 31, 2011	0.989
For the Year Ended August 31, 2010	1.045

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2014	July 2014	August 2014	September 2014	October 2014	November 2014
High	1.0849	1.0757	1.0944	1.1042	1.1255	1.1364
Low	1.0815	1.0713	1.0900	1.0978	1.1175	1.1292

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.1625 as of December 16, 2014.

B.	Capitalization and Indebtedness

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

14 | P a g e

Exploration Funding partner and Option to Joint Venture Risks

Miranda holds its mineral properties either directly, through mineral leases, or via option agreements. Our preferred approach is to option to joint venture our properties to other companies for their further more advanced exploration and development by way of exploration agreements with options to joint venture. Miranda’s interests in these projects are subject to the risks normally associated with the conduct of options to joint venture. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Miranda’s profitability or the viability of our interests held through joint ventures, which could have a material adverse impact on Miranda’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

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

Enactment of Government Legislation May Significantly Affect the Mining Industry

In the U.S., certain of Miranda’s exploration properties occur on unpatented lode mining claims that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States General Mining Law of 1872 (the “General Mining Law”). If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Possible country risk doing business in Colombia

The Company currently has option agreements to acquire projects located in Colombia, as well as concessions and applications with the Government of Colombia. The Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

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

15 | P a g e

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

Estimates of mineral resources and recovery rates may not be accurate

Miranda’s estimates of resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Miranda estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

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

16 | P a g e

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

17 | P a g e

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

18 | P a g e

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

19 | P a g e

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

20 | P a g e

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

The market price of Miranda’s common shares has ranged from a high of $0.20 and a low of $0.085 during the twelve month period ended November 30, 2014. See “Market for Common Equity and Related Shareholder Matters”.

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

21 | P a g e

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

We are a foreign corporation and have officers and directors resident outside the United States, which could make it difficult for United States investors to effect service of process or enforce a judgment by a U.S. court.

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

22 | P a g e

Principal capital expenditures / divestitures over the last three fiscal years

Fiscal year ended August 31, 2012

On December 6, 2011, Red Eagle terminated the Fresno portion of the Cajamarca SPA and SA agreement with MAD IV, and on December 6, 2011, Miranda terminated the Fresno Option Agreement with ExpoGold, and wrote off the residual asset of $33,600.

On April 12, 2012 Navaho requested a relaxation of the 2012 work commitment at TAZ due to uncertain markets in Australia. On June 11, 2012, the two companies signed a variation to the exploration and option to enter mining venture agreement which in effect suspended the 2012 work commitment and replaced it with a modest sampling program and assurance that claim fees would be paid.

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

During the year ended August 31, 2012, Miranda allowed the following claims and leases to lapse: the PPM claims and the Fresno project.

Fiscal year ended August 31, 2013

On September 25, 2012, Agnico terminated its earn-in agreement on the Ester Dome project in Alaska. Miranda, in turn, terminated the lease with Range on September 26, 2012, and wrote off the residual asset of $52,865.

Effective October 15, 2012, Miranda acquired the Mustang project in the Walker Lane, Nye County, Nevada, from Teslin River.

In October 2012, Miranda staked the Kibby Flats property in the Walker Lane, Esmeralda County, Nevada.

On January 23, 2013, Miranda signed a strategic alliance agreement with Agnico (which superseded a non-binding letter of intent signed July 17, 2012) for precious metal exploration in Colombia (the “Colombian Alliance”). The Colombian Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio.

On January 25, 2013, NuLegacy terminated its earn-in agreement on the Red Hill and Coal Canyon projects.

In January 2013, Miranda entered into a lease agreement on the Cerro Oro project in Colombia, and negotiated an agreement in principle with Prism to earn-in on the project, which was replaced by a conditional share purchase agreement in June 2013.

On April 12, 2013, Miranda purchased the Minagrande project in the Antioquia department, Colombia.

On June 20, 2013, Navaho met its requirements and terminated the earn-in agreement on the TAZ project; and Miranda, in turn, allowed the claims to lapse.

During the year ended August 31, 2013, Miranda allowed the following claims and leases to lapse: Angel Wing claims and lease; Coal Canyon claims and lease; Fuse claims; HOG claims; Rook claims; TAZ claims; and Ester Dome claims and lease.

23 | P a g e

Fiscal year ended August 31, 2014 and subsequent

On September 16, 2013, the Company announced that its exploration funding partner at Red Canyon, Montezuma, had completed its 2013 drill campaign at Red Canyon. Montezuma drilled three reverse circulation holes in the Wall structural corridor for a total of 2,170 ft.

On October 5, 2013, Ramelius terminated their exploration and option to enter into a joint venture agreement on the Angel Wing project in Nevada. Miranda contemporaneously terminated the Angel Wing lease.

On October 8, 2013, the Company announced that Red Eagle, its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with close-spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques.

On October 25, 2013, with effect from October 1, 2013, the Company and Agnico amended the Colombian Alliance agreement whereby the three year exploration budget would be reduced, and in consideration for this reduction, the area of interest in Colombia was reduced.

On November 15, 2013, the Company signed a lease agreement with AHI, granting Miranda the exclusive right to enter, explore, prospect, drill, develop, mine, mill, refine, store, process, and/or remove and market mineral products from the claims as defined in the lease, known as the Willow Creek project in Alaska.

On December 13, 2013, the Company sent a "notice of default" to Montezuma, advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment. The Company and Montezuma are in discussions regarding this Agreement.

On January 14, 2014, the Company announced that Red Eagle has continued to expand and enhance a new area of mineralization associated with closed-spaced rhyolite dikes, veins and hydrothermal breccias and a large gold and multi-element soils anomaly at Pavo Real.

On April 2, 2014, the Company announced that a contract for the Cerro Oro project, Colombia was issued by ANM. Miranda now controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are controlled through an exploration contract with the remainder being held through an application.

On May 7, 2014, the Company terminated the option agreement with ExpoGold on the Cajamarca property.

On May 13, 2014, the Company announced the acquisition of the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold, and comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon fees already paid.

On June 23, 2014, the Company entered into an exploration and option to enter into a joint venture agreement with Prism whereby Prism can earn a 51% interest in the Cerro Oro gold-silver project in Colombia. Prism must finance exploration related expenditures of US$4 million to earn a 51% interest in the Cerro Oro property and through additional financing can earn an additional 19% for a total interest of 70%. Prism issued 200,000 common shares to Miranda and reimbursed US$90,000 for underlying lease payments paid by Miranda. To maintain the lease, annual escalating payments that total $625,000 over five years will be required and thereafter annual payments of $135,000. The project is also subject to a 1.2% production royalty and a per ounce gold bonus for a measured and indicated NI 43-101-compliant resource.

On October 23, 2014, the Company announced that it had filed an NI 43-101 compliant technical report supporting the independently estimated initial resource for the Willow Creek Coleman deposit, comprising a Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 g Au/t and an additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 g Au/t in the Inferred category. All resource categories use a cutoff of 7.0 g Au/t.

24 | P a g e

On November 5, 2014, the Company signed a definitive agreement with Gold Torrent, replacing the letter of intent previously signed on its Willow Creek project in Alaska that supersedes the letter of intent signed on August 6, 2014. Under the terms of the agreement, Gold Torrent will be the operator of the joint venture; Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda will have a 30% interest in the joint venture; the parties will proportionately fund any capital expenditures in excess of the Initial Capital (“Excess Capital”); and the Company will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

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

The majority of the Company’s exploration projects are in Nevada, one project is in Alaska, and a group of projects are in Colombia. The Nevada projects include the Kibby Flats project located in Esmeralda County; the Red Canyon and Red Hill projects located in Eureka County; the Iron Point project located in Humboldt County; and the Mustang project located in Nye County. The Willow Creek project is located in Alaska.

The Company’s projects in Colombia include the Pavo Real, Minagrande, Cerro Oro, and Oribella.

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

25 | P a g e

Organization Chart:

D.	Property

Overview of Projects

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

Data disclosed in this Annual Report on Form 20-F, including sampling, analytical and test data, have been reviewed and verified by Executive Vice President and Director Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Miranda applies the option to joint venture business model to its operations. Through generative exploration, it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a partner to fund the exploration of the project to earn a joint venture interest. In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s exploration funds are expended on generative exploration programs, principally in Nevada in the USA and in Colombia, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2014.

As at the date of this Form 20-F, the Red Canyon property in Nevada, the Willow Creek project in Alaska, the Pavo Real project and the Cerro Oro project in Colombia are funded and explored under funding agreements. Miranda is currently seeking funding partners for the Iron Point, Kibby Flats, Mustang and Red Hill projects in Nevada.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as it is up to the funding partner.

26 | P a g e

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

MIRANDA’S ALASKA PROPERTY

Cautionary Note to U.S. Investors – In this Annual Report, we use the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are geological and mining terms as defined in accordance with NI 43-101 under the guidelines adopted by CIM, as CIM Standards in Mineral Resources and Reserve Definition and Guidelines adopted by the CIM. US investors in particular are advised to read carefully the definitions of these terms as well as the “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

Joint Venture Agreement

On November 5, 2014, the Company signed a definitive agreement with Gold Torrent on its Willow Creek project in Alaska that supersedes the letter of intent signed on August 6, 2014. Under the terms of the agreement, Gold Torrent will be the operator of the joint venture; Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda will have a 30% interest in the joint venture; the parties will proportionately fund any capital expenditures in excess of the Initial Capital (“Excess Capital”); and the Company will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

Gold Torrent is now initiating discussions with the permitting agencies as well as all other stakeholders affected by the development of the Willow Creek project. By utilizing pre-existing roads and tunnels and off-site processing, the operation is expected to have small visual and physical impacts.

27 | P a g e

Willow Creek Property

The following summary has been reproduced from a technical report titled “Technical Report on the Willow Creek Project, Matanuska-Susitna Borough, Alaska” dated September 30, 2014 (the “Willow Creek Report”) by David Linebarger, RM SME of Linebarger Consulting LLC. The Willow Creek Report was written in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators. The author is a “Qualified Person” as the term is defined in NI 43-101 and is considered “independent” for the purposes of NI 43-101.

The Willow Creek Report has been electronically filed with regulators and is incorporated herein by reference. The Willow Creek Report is available on SEDAR at www.sedar.com under the Corporation’s profile and is incorporated by reference in this Annual Report on Form 20-F.

The summary of the Willow Creek Report provided below is extracted from the Willow Creek Report.

“ 1. Summary

1.1	Introduction

Linebarger Consulting LLC (“LCLLC”) has prepared this technical report on the Willow Creek Project in Matanuska-Susitna Borough, Alaska, at the request of Miranda Gold Corp. (“Miranda”).

The purpose of this report is to provide a technical summary of the Willow Creek Project, including the first estimate of the Mineral Resources for the Coleman zone. It contains Inferred mineral resources where limited sampling and reasonable assumptions regarding geological and grade continuity have been applied, but not verified by drilling. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

This report was written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2	Property Description and Ownership

The Willow Creek Project is located within the historic Willow Creek Mining District in south central Alaska, 121 km (75 miles) northeast of Anchorage. The center of the Willow Creek district is 32 km (20 miles) north of the Knik Arm, a northeastern extension of Cook Inlet. The Willow Creek Project lies along the southwestern margin of the Talkeetna Mountains, and includes the historic Lucky Shot, War Baby, Coleman and Murphy mines and prospects. The Willow Creek Project is situated 40 km (25 mi.) northeast of the town of Willow, in Matanuska-Susitna Borough, Alaska. See Figure 1.1.

The Willow Creek Project can be directly accessed by the well maintained Hatcher Pass – Willow-Fishhook road to Craigie Creek road. Willow, 40 km (25 miles) west is the nearest community. Supply centers may be available in Wasilla, approximately 1 hour south of the project site.

Miranda paid Alaska Hardrock Inc. (AHI), the property owner, an initial payment of $50,000 on November 15, 2013 followed by a subsequent payment of $100,000 to secure the first year lease. The term of the lease is eighty years. The lease includes 75 patented claims and 62 state claims covering approximately 3,561.2 hectares (8,800 acres).

The lease is subject to annual payments of $150,000 and if production is achieved, a two (2) percent net smelter return royalty from production derived from patented lands and a four (4) percent royalty from state claims. Miranda will pay AHI the annual lease payment until such time as a combination of lease payments and royalties exceeds $2.7 million, after which only royalty payments are required. The lease includes the Coleman, Lucky Shot, War Baby, Murphy, Nippon and Gold Bullion properties. Refer to Figure 1.2.

28 | P a g e

Figure 0.1 - Willow Creek Project Location

330000
340000
350000
360000
370000
380000
390000
400000
410000
6860000
6840000
6820000
6800000
6780000
Willow Creek Project
Willow
3
3
Wasilla
1
1
1
1
Palmer
Anchorage

Legend

Cities

Roads

Claim Outlines

Patent Claim

State Claim

0 3 6 12
Miles

0 5 10 20
Kilometers

MIRANDA GOLD CORP.

29 | P a g e

Figure 0.2 – Willow Creek Project Land Status Map

Schroff-O'Neil Mine
Black Prospect
High Grade Mine
Gold Cord Mine
INDEPENDENCE STATE PARK
Gold Bullion Mine
Independence
Martin Mine
Kelly-Willow Prospect
Eldorado Mine
War Baby Mine
Lucky Shot Mine
Bullion
Mountain
Skyscraper
Hatcher Pass
Summit Lake
Hatcher Creek
Upper Willow Creek
Shorty Creek
Craigie Creek
WILLOW CREEK ROAD
East Fork
Luck 4852
Pass
Box
Trav
Hatch

Legend

- Patents Leased
- State Claims Leased
- Argila Claims Not Leased
- Patents Not Leased
- Federal Patents

N

Feet: 0, 1,250, 2,500, 5,000, 7,500, 10,000

Meters: 0, 437.5, 875, 1,750, 2,625, 3,500

MIRANDA GOLD CORP.

(Source: Miranda, 2014)

There are no permits relative to exploration or mining activities that are currently (2014) in place. Full Metal Minerals (“FMM”) a predecessor of Miranda had permits in place for exploration drilling, and test mining and milling of 10,000 tons from the Coleman Mine and Lucky Shot Mine during the period they held the property between 2005 and 2009. Authorization for simple exploration activities may be acquired without extensive environmental baseline work. All exploration permits for the Lucky Shot project would be issued by the State of Alaska, not the federal government, and would not require public notice.

The Willow Creek Project has no outstanding environmental liabilities but if a historic tailings pond was incorporated into new mining a reported cyanide plume would require a monitoring program including aquifer test wells.

1.3	Geology and Mineralization

The Lucky Shot vein is characterized by four vein segments or blocks of the same vein transected by northwest high-angle post-mineral faults. The four segments from west to east are the Coleman, the Lucky Shot, the War Baby and Murphy. See Figure 1.3.

30 | P a g e

Figure 0.3 - Willow Creek Project Vein Segments (looking north)

E

Coleman
Lucky Shot
Murphy
War Baby
Old Mill Building
Camp and Shop

(Source: Full Metal Minerals, 2008)

Historic mining was conducted on the Coleman, Lucky Shot and War Baby segments; the Murphy is a new vein segment discovered by FMM drilling. The strike and depth of the Murphy vein is unknown.

Mineralization in the district can be classified as mesothermal gold veins. Other districts with mesothermal veins including the Mother Lode gold belt of California have extensive strike and dip extent and high grades averaging over 34.24 g/t (1 oz/ton).

The Lucky Shot mesothermal vein is hosted in shears within the Late Cretaceous Willow Creek quartz-diorite pluton on the southern margin of the Talkeetna Batholith. The main quartz vein in the Willow Creek Project area has an azimuth of about 277o with a variable dip from 20 to 45o north-northeast. Within the Coleman zone the average thickness of the vein is 0.83 m, ranging in thickness from 0.25 to 3.5 m (0.82 to 11.5 ft.) in an area 400 m by 250 m (1300 by 820 ft.). Vein widths range from 0.6 m (2 ft.) to 4.3 m (14 ft.) wide In the Lucky Shot mine, up to 3.7 m (12 ft.) wide in the War Baby, and are up to 0.98 m (3.2 ft.) in the Murphy Block (Stoll, 1997). The vein zone contains a network of 1 to 3 anastomosing veins. The majority of the vein is composed of massive, white to gray-blue quartz with two percent sulfides and visible gold. Banded textures and crosscutting healed breccias are common. Visible gold primarily occurs along or near quartz vein margins and less commonly as particles in joints within the vein. Gray-blue quartz indicates an abundance of sulfide or telluride. The sulfides include pyrite, arsenopyrite, chalcopyrite, galena, and tetrahedrite. Some of the fine-grained sulfides are associated with gold, and tellurides can be indicative of higher gold grades. Minor calcite and ankerite are noted as gangue with quartz. The veins have 4 m (13 ft.) wall rock alteration selvages with abundant chlorite, sericite, pyrite, calcite and carbonate and narrower selvages of intense sericite ± silicification. Quartz-diorite wall rock contained within the vein is seriticized and silicified. The veins are both broken and well healed locally. The wall rock contact of the vein is usually sheared and clayey and the vein breaks cleanly away from the footwall or hanging wall quartz-diorite in workings.

31 | P a g e

1.4	Exploration and Mining History

The Coleman zone of the Lucky Shot Mine was initially explored and mined by the company Willow Creek Mines during the early 1940’s. Mining was ended by the war act of early World War II and shortages of labor and low capital availability after the war inhibited reopening the mine. The company Enserch Exploration explored the Coleman zone as part of their larger program exploring the Lucky Shot vein in the 1980’s. FMM’s explored Lucky Shot vein segments and conducted a small development and test mining program on the Coleman vein segment between 2005 and 2009. FMM suspended operation and ventured the project to Harmony Gold due to financial problems.

Until 1959 the Willow Creek district was the third largest lode gold producer in Alaska after the Chichagof and the A-J Mines in southeast Alaska. Early development in the Matanuska-Susitna Valley and the construction of the Alaska Railroad contributed to the development of gold and additional discoveries in the Willow Creek District (Capps, 1940). The Lucky Shot segment of the vein was discovered in 1918. The majority of the production from the district occurred between 1909 and 1942. The Lucky Shot Mine is credited with the production of greater than 250,000 ounces of gold before being shut down by the War Act during World War II.

1.5	Drilling and Sampling

During the field seasons 2005 through 2009, FMM completed exploration and drilling on their Lucky Shot Gold Project. The exploration program discovered and outlined a broad zone of mineralized quartz veins south-west of and up dip from the historic Coleman workings.

FMM drilled a total of 180 core drillholes between 2005 and 2009 on their Lucky Shot Project. One hundred and seventy-three core drillholes (173) were in the Lucky Shot mine area and seven (7) core drillholes were drilled near the Nippon Mine.

1.6	Metallurgical Testing

The Willow Creek district contains deposits of free milling ores that have historically reported up to 97% recoveries using simple gravity and flotation.

FMM completed gravity testing that resulted in recoveries of up to 78.3%. Flotation testing by FMM was either not completed or results are not available.

1.7	Mineral Resource Estimation

The mineral resource estimate presented in this report is generated from drill hole sample data and interpretation of a geologic model which is related to the spatial distribution of the gold mineralization. Interpretation characteristics have been defined based upon the geology, drill hole spacing and geostatistical analysis of the data. The resources have been classified by their proximity to sample locations (drill holes) and are reported in accordance with standards set by NI43-101. Analysis of the drill sample database shows that it is complete, well maintained and acceptable for the purposes of resource estimation. The resource model has been developed in accordance with accepted industry standards resulting in a mineral resource defined within the Measured, Indicated and Inferred categories.

The Willow Creek Project – Coleman Zone - Mineral Resources is presented in Table 1.1. The 7 g/t cutoff for gold mineralization is suggested as an operating cutoff grade and is based upon assumptions derived from operations with similar characteristics, scale and location. This report includes estimates for mineral resources. There are no mineral reserves prepared or reported.

32 | P a g e

Table 0.1 - Willow Creek Project – Coleman Zone - Mineral Resources

Measured
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7	11,500	28.5	10,500

Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7	67,200	23.9	51,600

Measured and Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7	78,700	24.6	62,100

Inferred
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7	5,300	24.2	4,100

Numbers may not sum correctly due to rounding and conversion.

Grade estimation has been defined based upon geology, drillhole spacing and geostatistical analysis of the data. The resources have been classified by their proximity to the sample locations and are reported, as required by NI43-101, according to CIM standards on Mineral Resources and Reserves.

The resource estimation for the Willow Creek project comprises only the Coleman zone west of the Lucky-shot mine. Resources for the project are hosted in narrow shallow-dipping quartz veins in tonalite quartz diorite. The resource model accommodates future mining scenarios by including footwall and hanging wall grade estimations to emulate waste rock dilution in any stope design.

Drilling orientation is perpendicular to the strike of the veins using 4 to 6 angled drillhole fans per drill site. Sampling was detailed within the vein structures and also extended several meters into the footwall and hanging wall granitic wall rock. Core was logged for and then sampled by geological limits and for the most part sample intervals represent sharp grade boundaries.

Grade estimation used inverse distance to the fifth power (1/d5). Successive trials using lower exponent values suggested using this method. For the Coleman resource, block grades are dependent upon a few samples of high metal value. To preserve grade, the fifth power estimator was used minimize the difference between the block grade and nearby composite sample grade.

The above mineral resource estimates are for veins for which there is adequate data to permit such estimates. There are no indications that these veins are closed off and, given the consistent nature of the vein mineralization, the Author expects that additional drilling will allow the resource to be extended further, particularly down dip.

Metallurgical test results conducted by FMM indicate that composite samples studied are amenable to gold recovery by gravity concentration, but flotation and cyanidation should also be evaluated for optimum recovery.

33 | P a g e

The Coleman resource if economic is expected to be mined by underground methods. The assumed mining method is inclined room and pillar, with stopes mined using hand held drills and slushers. This method is selective and ideal for high grade, shallow-dipping deposits such as the Coleman. Selective mining will maximize mining recovery and minimize dilution without using backfill. Waste mined during vein extraction could be split-blasted separately to achieve minimum dilution and to maintain efficient operating height in the stopes. The resource available for potential underground mining assumes a vein with a mean thickness of less than 1 m. Material mined that is less than the economic cutoff could be left in the stopes.

1.8	Conclusions and Recommendations

This report provides a NI 43-101 compliant resource for the Coleman zone of the Willow Creek Project. The resource is based upon FMM 2005-2009 core drilling.

The results of this drill program are the basis for the estimate of mineral resources for the Coleman zone. The vein system within the Coleman resource area has been extensively drill tested from the surface and further sampling either by drilling or drifting may be less expensive underground.

Gold mineralization at the Willow Creek Project is hosted within a mesothermal vein system. Mesothermal vein systems can extensive mineralization down-dip and along strike. The drilling program by FMM was conducted in a professional manner during the successive years of the program. Minor problems with the drill program were resolved to the satisfaction of the Author.

The analysis of FMM drilling has produced a reliable estimate of the resources for the Coleman zone. As with most narrow vein systems, information density directly effects confidence in the resource estimate. In the Coleman, the drilling density is sufficient to provide a good estimate of tonnage and grade.

Successful historic mining of the style of mineralization within the Coleman block and high drill density may reduce risk on the Willow Creek District.

Logistics and permitting problems may increase risk in the Willow Creek District. The permitting period is not expected to be lengthy but the project occurs within the Hatcher Pass recreational “view shed” and visual impacts will have to be addressed in permitting. Steep terrain and the location of the resource may impose increased capital requirements for mine access and materials handling.

Historical operations produced small tonnages from high-grade ore-shoots within the vein system. Economic viability of the Willow Creek project will depend upon operator skills, minimizing capital requirements, and processing that results in high gold recovery.

Mineral resources for the Coleman deposit conform to generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. In the opinion of the Author, the block model resource estimate and resource classification reported are a reasonable representation of the gold mineral resources found in the Coleman deposit. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

The Author recommends that Miranda conduct engineering and metallurgical studies that would support the preparation of a Preliminary Economic Assessment (PEA) of the Coleman resource.

Recommendations to direct exploration efforts a potentially add materially to the resource are listed below:

•	Map and systematically sample accessible historic workings in the Coleman mine
•	Complete an underground survey of the accessible underground workings
•	Develop a 3D model of the Coleman, Lucky Shot and War Baby workings based upon the historical surveys and sampling. Stope maps and sampling may determine trends of mineralization.
•	Develop and maintain a bulk density program from drilling and underground sampling.
34 | P a g e

•	Conduct additional surface drilling and underground sampling at the Willow Creek project”

End of extracted summary of the Willow Creek Report.

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

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	Option Agreement

Iron Point	Miranda	n/a	Federal Lode - BLM	AB OVO	28	NMC 897419-432, NMC 897437-450	578	none
Iron Point	Miranda	n/a	Federal Lode - BLM	RK	52	NMC 1042197-203, NMC 1042208-214, NMC 1042219-225, NMC 1042230-236, NMC 1042313-318, NMC 1042322-327, NMC 1042331-336, NMC 1042340-345	1,074	none

Kibby Flats	Miranda	n/a	Federal Lode - BLM	KB	39	NMC 1080806-812, NMC 1080825-837, NMC 1080842-850, NMC 1080853-856, NMC 1080859-864	806	none

Mustang	Miranda	n/a	Federal Lode - BLM	KC, Mustang, Muskate, Mustake	69	NMC 1080547,NMC 1080555, NMC 1080557-566, NMC 1080571-580, NMC 1080585-593, NMC 1080598-611, NMC 1095098-107, NMC 1095125-138	1,426	none

Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-71, NMC695046-51	4,896	Montezuma Mines Inc.
Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	NC	17	NMC1020836-47; NMC1020862-66	351	Montezuma Mines Inc.

Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	NMC831379-430	1,074	none
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RP & Zero	28	NMC831504-29, NMC847956, NMC1070934	578	none

35 | P a g e

The following is a location map of Miranda’s properties in Nevada. All of the properties are accessible by road.

Iron Point
Red Hill
Red Canyon
Mustang
Kibby Flat
N
W
E
S
Legend
Nevada_Counties
Miranda Gold Properties
0 30 60 120 180 240
Kilometers

36 | P a g e

As at the date of this Annual Report Miranda’s funding partners are or were exploring and advancing the following projects in Nevada: Red Canyon during fiscal 2014.

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

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement (the “Agreement”) with Montezuma. Montezuma has completed the US$4,000,000 in qualifying exploration expenditures. Upon spending the US$4,000,000, Montezuma had the option to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study.

On December 13, 2013, the Company sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment.

Miranda and Montezuma are in discussions regarding amending the Agreement, and expect a resolution shortly. In the mean time, Montezuma has paid the 2014 BLM and County fees as well as the November 2014 lease payment to RCC.

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

37 | P a g e

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

38 | P a g e

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

39 | P a g e

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

In addition to the Red Canyon project, as of November 30, 2014, Miranda is seeking funding partners to continue exploration programs to advance the Iron Point, Kibby Flats, Mustang, and Red Hill projects in Nevada.

Iron Point, Humboldt County, Nevada

40 | P a g e

The Iron Point project is made up of 80 unpatented lode mining claims along the Battle Mountain-Eureka Gold Trend in Humboldt County, Nevada, comprising approximately 1,653 acres. The project is located at the intersection of the Battle Mountain-Eureka and Getchell gold trends. Miranda assembled a land package on the intersection of these trends, through staking and a simple lease. Major open pit and underground gold mines, within a 25 mile radius of Iron Point, contain more than 40 million ounces of gold. Miranda infers that additional gold discoveries are likely to be made in this region.

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

Kibby Flats, Esmeralda County, Nevada

On November 1, 2012, Miranda announced that it had staked 131 claims (2,700 acres) comprising the Kibby Flats project located in Esmeralda County, Nevada. Miranda subsequently dropped 92 of those claims leaving 39 claims in the project. The Kibby Flats project is characterized by alunite-illite-kaolinite alteration anomalies and has surface values from undetectable to a high of 0.018 oz Au/t. The Kibby Flats project shows strong concentric zoning of kaolinite inward to illite-alunite alteration over several square kilometers. Kibby Flats is an example of Miranda’s ongoing Nevada reconnaissance program that focuses on identifying new areas with the potential to host large gold deposits.

41 | P a g e

Mustang, Nye County, Nevada

On November 1, 2012, Miranda announced, in conjunction with claim staking open ground, it had acquired a 100% interest in Teslin River’s Mustang project located in Nye County, Nevada. Miranda paid Teslin River C$40,000; delivered Teslin River 300,000 shares of Teslin River owned by Miranda; and granted Teslin River a 1% NSR royalty on the 72 claims acquired from Teslin River. Miranda subsequently dropped several of the claims leaving 69 claims in the project. The Mustang property is 20 miles south of Gabbs, and eight miles southeast of the historic Paradise Peak Mine. In 2011 Teslin River drilled an eight-hole program on the property from which they reported:

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

Red Hill Property, Eureka County, Nevada

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

Historically, work programs focused on economic evaluation of outcropping antimony mineralization on the east side of the property. Beginning in the 1960's, Cordero, Homestake, Kennecott, Pathfinder, Uranerz and Romarco completed gold exploration programs on portions of the Red Hill property. Exploration concentrated on silicified and brecciated carbonate rocks exposed along the east-northeast striking Long fault. Four dozen shallow rotary holes tested these altered rocks for near-surface, oxide gold mineralization. Drill results confirmed anomalous gold and pathfinder elements, but economic gold intercepts were thin and low grade. Other widely-spaced, shallow drill holes targeted geochemical and geophysical anomalies within the mountain range.

The north and east portions of the project are covered by a thin veneer of unconsolidated pediment (alluvial) gravels that covers bedrock and potential exploration opportunities. Several multi-million ounce economic gold deposits have been discovered under pediment cover in Nevada. Historic drilling at Red Hill did not test for large, sediment-hosted gold deposits beneath pediment gravels.

42 | P a g e

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

43 | P a g e

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

On January 25, 2013, Miranda and NuLegacy terminated the agreement.

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

Property	Ownership/Owner	Claim Names	No. of Claims	BLM Serial #s	Option Agreement

Pavo Real	ExpoGold Concession to Rovira (MAD III)	Pavo Real	4 concessions	IHT-10542X, IHT-10541, KG3-14191, JLI-10231	Red Eagle Mining Corporation

Minagrande	Emporio Minero S.A.S.	Minagrande	1 application	LJK-10561	Agnico Alliance

Cerro Oro	Antonio Alvarez / Miranda Gold Colombia II	Cerro Oro	2 applications	LHB-11031 & OG2-08131	Prism Resources Inc.

Oribella	Miranda	Oribella	1 license 1 concession	B7647005	Agnico Alliance

44 | P a g e

The following is a location map of our properties in Colombia.

Guajira
Atlantico
Magdalena
Cesar
Sucre
Bolivar
Cordoba
NortedeSantander
Antioquia
Santander
Arauca
Minagrande
Oribella
MEDELLIN
Choco
Boyaca
Casanare
Caldas
Cerro Oro
Risaralda
Cundinamarca
Vichada
Quindio
BOGOTA D.C.
Tolima
Pavo Real
Valle
Meta
Guainina
Cauca
Huila
Guaviare
Narino
Caqueta
Vaupes
Putumayo
Amazonas
0
250000
500000
750000
1000000
1250000
1500000
-250000
N
S
E
W
0 62.5 125 250 Kilometers
Miranda Propierties
Colombia Deparments
MIRANDA GOLD CORP
MAD Propierties in Colombia

45 | P a g e

Pavo Real, Tolima Department, Colombia

Nature of interest and terms of acquisition

The Pavo Real project covers approximately 18,000 hectares and is located in the Tolima Department of Colombia.

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and a wholly owned subsidiary MAD III; and the Colombian branch of MAD III to acquire the Pavo Real mining interest. On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and the Company issued 100,000 common shares to ExpoGold. To maintain the Pavo Option, over the following five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued. Annual payments from June 24, 2015, of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved. The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent. MAD III will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more. Additional payments will be owed by MAD III at various milestones as the steps to production progress.

Funding partner agreements

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle, effectively forming a corporate option to joint venture. The SPA and SA agreements became effective on June 24, 2010. The SPA and SA were combined with portions of the Cajamarca property on November 1, 2013 and on May 7, 2014 the Cajamarca property lease was terminated so that the agreements are again only for the Pavo Real property. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle. The activities of MAD III, renamed Rovira Mining Ltd., are governed by the SA. To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within four years, which they have done. These funds were used to fund exploration work at the Pavo Real project. Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years. If at the time the board of directors of MAD III approves a feasibility study and a mine construction program on the combined Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property(ies) into production. If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of MAD III to Miranda.

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

46 | P a g e

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

Red Eagle conducted an initial nine-hole drill program totaling 11,150 feet. Drilling was focused on determining structural controls to mineralization, with targets including quartz veins and veinlet systems in sedimentary host rocks and hydrothermal breccias. Ongoing exploration work and these drill results will be used to design a follow-up drill program.

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

47 | P a g e

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

On signing the Cajamarca Option, MAD IV paid ExpoGold a total of US$30,000 and the Company issued a total of 30,000 common shares to ExpoGold. The Ibague option agreement was terminated prior to the first anniversary payment becoming due, and the Fresno option agreement was terminated in 2012, and both returned to ExpoGold. The Cajamarca option agreement was terminated on May 7, 2014, and Miranda wrote off the acquisition costs of $33,600 in the August 31, 2014 fiscal year.

Cerro Oro, within the department of Caldas, Colombia

Nature of interest and terms of acquisition

The Cerro Oro project covers a total of 1,584 square hectares (6 square miles) and lies within the department of Caldas.

On January 16 2013, the Company entered into a lease agreement on the Cerro Oro property (the “Cerro Oro Option”) which required payment of US$10,000 on signing and a payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $625,000 over five years will be required and thereafter annual payments of US$135,000. The project is also subject to a 1.2% production royalty and a per-ounce bonus for Measured and Indicated NI 43-101 compliant Resource and Reserves.

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

Funding partner agreements

On June 23, 2014, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Prism Resources Inc. (“Prism”). Pursuant to the SPA, Miranda assigned 70% of the shares of MAD V to Prism. MAD V will be the corporate vehicle that will ultimately hold the Colombian corporation that holds the Cerro Oro Option. The activities of MAD V are governed by the SA. To maintain its 70% shareholding in MAD V, effectively representing a 70% interest in the Cerro Oro Option, Prism must make an aggregate US$4,000,000 contribution to MAD V within five years on the following schedule. These funds will be used to fund exploration work on the Cerro Oro project.

48 | P a g e

Due Dates	Exploration Expenditures US$
June 23, 2015 (obligation)	200,000
June 23, 2016 (obligation)	500,000
June 23, 2017	800,000
June 23, 2018	1,000,000
June 23, 2019	1,500,000
Total expenditure	4,000,000

Upon Prism funding the first US$4 million, 51 of the 70 shares of MAD V owned by Prism, shall not be subject to the forfeiture or transfer provisions of the SPA and Prism shall then have the option and right to fund through to completion of a feasibility study retain without forfeiture the additional 19 of the 70 shares.

Prism has issued 200,000 common shares of Prism to Miranda, and reimbursed Miranda for US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. Subsequent to August 31, 2014, Prism also reimbursed Miranda $12,189, for certain expenditures incurred prior to the execution of the SA.

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

49 | P a g e

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

Funding partner agreements

Pursuant to the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole-funding a series of exploration expenditures and feasibility study. Projects that are not accepted by Agnico as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement. This property is not a Designated Property.

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

50 | P a g e

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

Oribella, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid.

Miranda acquired the Oribella project through an agreement with Antioquia Gold. Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by agreeing to pay the license canon due on May 14, 2014 of COP110,803,026 ($62,715, paid) and to reimburse Antioquia Gold for the application payment of 101,136,976 (approximately US$53,000) when it is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing and Miranda may drop or reduce the lands at any time.

Funding partner agreements

Pursuant to the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

51 | P a g e

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole-funding a series of exploration expenditures and feasibility study. Projects that are not accepted by Agnico as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Oribella acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement. This property is not a Designated Property.

Location and means of access to the property

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid. Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east.

Exploration work completed by Miranda and its funding partners on the property

Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested a large area of high-sulfidation epithermal Au-Cu mineralization. The target concept at Oribella is analogous to the California Vetas District in the Santander Department where both large, low-grade (Angostura) and very high-grade (La Bodega) deposits occur in the same system. High sulfidation systems in the Andes, particularly in Colombia are commonly overprinted by low-sulfidation bonanza gold veins.

During its reconnaissance, Miranda noted significant areas where vegetation appeared distressed and or limited to one predominant species suggesting high metal grades in soils. In some of these areas, road cuts showed alteration and intense fracturing filled with hematite. These areas are unsampled but may indicate extensions of alteration zones where metals in the soils have influenced vegetation.

Rock formations and mineralization

The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusives that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite and clays associated with anomalous grades of gold and copper. This alteration is consistent with high sulfidation style of gold mineralization.

Anomalous rock samples are found in an area of poor exposure approximately 2km by 1km long, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium and bismuth are commonly associated trace elements.

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

52 | P a g e

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with IFRS.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Alaska, Nevada in the United States and Colombia.

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

Results of Operations for the year ended August 31, 2014, 2013 and 2012

The Company incurred a loss of $2,752,090 (2013 - $3,215,753; 2012 - $3,638,037) and a comprehensive loss of $2,705,419 for the year ended August 31, 2014 (2013 - $3,296,198; 2012 - $3,782,833).

Expenses for the year ending August 31, 2014 were $2,730,123 (2013 - $3,158,430; 2012 - $3,619,716).

Significant or noteworthy differences between the years follow:

Investor relations, travel and business promotion combined to $211,080 for the year ended August 31, 2014 (2013 - $383,191; 2012 - $343,746). The investor relations programs in fiscal 2014, which was significantly curtailed, included attendance at several conferences, newsletters, news releases, interviews (internet), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.

The portion of wages and benefits for administration and option to joint venture management included in expenses are $603,843 for the year ending August 31, 2014 (2013 - $705,056; 2012 - $768,447). In addition, the Company allocates a portion of wages and benefits to exploration projects on the basis of direct time spent that are included in property exploration costs, which can vary somewhat year over year. The Company’s President is based in Reno and the Company has one additional full time employee based in our exploration office in Elko, Nevada, along with eleven full time employees based in Medellin, Colombia. We reduced our staff in the Elko office by three during the 2014 fiscal year.

Office rent, telephone, secretarial and sundry costs for the year ended August 31, 2014 were $127,576 (2013 - $190,594; 2012 - $201,109). As a result of the Elko staff reductions, the Company was able to reduce its office rental space further reducing the support costs. There were no other significant operational differences between the 2014, 2013 and 2012 fiscal years.

Professional fees, which include audit, tax preparation and legal fees, were $63,502 in fiscal 2014 (2013 - $85,642; 2012 - $92,586). The additional audit fees in 2012 related to the transition to IFRS in fiscal 2012, and slightly increased this expense category in the 2012 year; while additional legal fees paid in fiscal 2013 caused a slight increase over the fiscal 2014 costs.

53 | P a g e

Exploration and evaluation expenditures in the year ended August 31, 2014 were $1,986,071, with recoveries from funding partners of $647,736 (2013 – gross $1,904,139 with recoveries of $687,306; 2012 – gross $1,933,783 with recoveries of $483,926). Exploration and evaluation expenditures are expensed until such time as economically recoverable reserves have been defined on the mineral property and a decision to proceed with development has been made. The Company acts as a service contractor to some of the Company’s partners on certain properties for which it was paid a management fee based on a percentage of eligible expenditures. The Company earned $605 in the year ended August 31, 2014 (2013 - $2,010; 2012 - $4,706). The components of exploration and evaluation expenditures are detailed in Note 10 of the financial statements.

Exploration and evaluation recoveries received by way of property option payments are first credited to the individual project’s capitalized exploration and evaluation asset cost before any remaining portion is recognized as a recovery. In the year ended August 31, 2014, the Company recognized $23,200 as exploration and evaluation recoveries (2013 - $3,960; 2012 - $9,400).

The non-cash stock based compensation expense for stock options vested during the 2014 fiscal year was $113,413 (2013 - $329,143; 2012 - $459,188). The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options.

In fiscal year 2014, the Company wrote off $55,491 in exploration and evaluation asset costs for the East Spruce and Redlich projects in Nevada, and the Cajamarca project in Colombia. This compared to $49,891 written off in fiscal year 2013, and $86,465 written off in fiscal 2012.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

B.	Liquidity and Capital Resources

Miranda’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

During the August 31, 2014, fiscal year, the Company issued 100,000 common shares pursuant to an option to joint venture agreement.

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

Miranda applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement, and then seeks an option to joint venture partner to fund the exploration of the project to earn an interest. In some agreements Miranda receives common stock and/or cash option payments as a portion of the cost to earn an interest in the project.

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

54 | P a g e

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2014 $	May 31 2014 $	Feb 28 2014 $	Nov 30 2013 $	Aug 31 2013 $	May 31 2013 $	Feb 28 2013 $	Nov 30 2012 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(629,026)	(654,947)	(571,876)	(896,241)	(852,548)	(566,055)	(734,276)	(1,062,874)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

Miranda began the fourth quarter of the 2014 fiscal year with cash of $4,819,705.   During the three months ended August 31, 2014, the Company expended $651,392 on operating activities and received $9,161 for investing activities and experienced a positive effect of $4,000 from foreign exchange on cash, to end on August 31, 2014, with $4,181,474 in cash.

Miranda began the 2014 fiscal year with cash of $7,116,543.   During the year ended August 31, 2014, the Company expended $2,736,395 on operating activities and $218,087 on investing activities and experienced a positive effect of $19,413 from foreign exchange on cash to end on August 31, 2014, with $4,181,474 in cash.

As at November 30, 2014, there were 6,772,500 stock options outstanding pursuant to the Plan, none of which were “in-the-money” (TSX.V closing price November 28, 2014 was $0.10). In addition, as at November 30, 2014, there were 20,835,800 share purchase warrants outstanding, none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding August 31, 2014	74,140,252	20,835,800	5,482,500
Stock options expired	-	-	(420,000)
Stock options granted	-	-	1,340,000
Outstanding at the date of this Annual Report	74,140,252	20,835,800	6,402,500

The Company has sufficient cash to meet its obligations as they come due.

55 | P a g e

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

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2014:

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

56 | P a g e

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

The following table lists as of August 31, 2014, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham [1]	Director, Chairman, President and CEO	November 7, 2003, President of Miranda U.S.A. Inc. and on February 9, 2004, as Chairman, President and Chief Executive Officer of Miranda
James Cragg [1,2]	Director	December 13, 2004
Ian Slater [1,2]	Director	December 10, 2007
Joseph Hebert	Director and Executive Vice President	December 8, 2003 as VP Exploration and as a Director on January 21, 2014
Len Goldsmith [3]	Chief Financial Officer	October 17, 2013
Doris Meyer [4]	Corporate Secretary	February 1, 2006
Steven Ristorcelli [6]	Director	February 20, 1995 until his resignation on September 11, 2014
G. Ross McDonald [5]	Director	August 9, 2006 until his retirement on September 3, 2014

1 Member of the Audit Committee

2 Member of the Compensation Committee

3 Len Goldsmith was appointed as CFO effective October 17, 2013

4 Doris Meyer resigned as CFO with effect from October 17, 2013, but remained as Corporate Secretary

5 G. Ross McDonald was a member of the Audit Committee until he retired from the Board on September 3, 2014

6 Steven Ristorcelli was a member of the Audit Committee and Compensation Committee until he resigned from the Board on September 11, 2014

There are no family relationships between any two or more Directors or Executive Officers of Miranda. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

57 | P a g e

The following is a brief description of the principal business activities of the directors and senior management of Miranda.

Kenneth Cunningham

Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and Chairman, President and Chief Executive Officer of Miranda.  Mr. Cunningham has over thirty-nine years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham is a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company.

James Cragg

James F. Cragg is a director of Miranda and has served in this capacity since December, 2004. He is a business and marketing consultant. In the past he was President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA. He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

Ian Slater

Ian Slater is the founder and CEO of Red Eagle Mining Corporation, a public company focused on the exploration and development of the Santa Rosa gold project in Colombia. Mr. Slater has been involved in the gold mining industry for 23 years and was formerly a partner with Ernst & Young where he led their Canadian Mining Practice. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant. Mr. Slater is an independent director.

Joseph Hebert

Joseph Hebert, B.S. Geo., is a Director and Executive Vice President of Miranda. Mr. Hebert brings 30 years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. 24 of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the +8.5 million ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying, advancing, and drilling the discovery hole at the pediment-covered ET Blue Project which Barrick now calls Goldrush. Barrick reports a resource at Goldrush of 8.4 million ounces of gold. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career and was instrumental in assembling the company's exploration staff in both Elko, Nevada and Medellin, Colombia. This is the third time that Mr. Hebert and Mr. Cunningham have worked together. Each of the previous associations has resulted in successful exploration discoveries in Nevada.

Steven Ristorcelli

Until he resigned on September 11, 2014, Steven Ristorcelli was a director of Miranda since 1995. Mr. Ristorcelli brought over thirty four years of geological, advanced stage exploration and development and mining experience to the Board. He has been Principal Geologist with Mine Development Associates of Reno, Nevada, for twenty two years where he specializes in resource modeling, audits and evaluations. His work as a consultant takes him throughout North America, South America, Europe and Africa. Mr. Ristorcelli was an independent director.

58 | P a g e

G. Ross McDonald

Until he retired on September 3, 2014, G. Ross McDonald was a director of Miranda since August 9, 2006.  Mr. McDonald is a retired chartered accountant and brought a long history of experience in dealing with junior resource companies in various capacities, including Chief Financial Officer.  Mr. McDonald has been a registered Chartered Accountant since 1968 and he is a director of Bravada Gold Corporation., Consolidated Woodjam Copper Corp., Constantine Metal Resources Ltd., Cordoba Minerals Corp., and Fjordland Exploration Inc. all publicly traded mineral exploration companies.  Mr. McDonald was an independent director.

Len Goldsmith

Len Goldsmith joined Miranda as its controller on September 22, 2010, and was named Chief Financial Officer on October 17, 2013. He is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Mr. Goldsmith was a member, since 1991. Mr. Goldsmith is also a designated fellow of the Association of Chartered Certified Accountants (“FCCA”) based in the United Kingdom, and obtained his IFRS Certification (“CertIFR”) from the ACCA in 2009. Mr. Goldsmith’s experience as an accountant has been broad and it has taken him in and out of the mining industry over his 30-year career, including a post as accountant for Hudson Bay Mining & Smelting in Flin Flon, Manitoba (Trout Lake Copper Mine and the Namew Lake Nickel Mine); accountant for Peace River Coal (Anglo American PLC) in Vancouver; assistant controller for North American Tungsten in Vancouver; as CFO for a coal beneficiation company in Turkey; and as CFO for a private gold exploration company, also in Turkey.

Doris Meyer

Doris Meyer joined Miranda as its Chief Financial Officer effective February 1, 2006 and as Corporate Secretary effective June 1, 2006. She resigned as CFO in October 2013. She is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Ms. Meyer was a member, since 1985. Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly-traded mining companies. Both Len Goldsmith and Doris Meyer are employees of and paid salaries by Golden Oak. Miranda pays consulting fees to Golden Oak pursuant to an agreement.

B. Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee for his services as a director of Miranda. In the fiscal year ended August 31, 2014, Miranda paid $28,371 in director fees. Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors. The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2014.

Name	Date of grant	Options granted	Exercise price	Expiry date
James F. Cragg	October 17, 2013	62,500	$ 0.155	October 17, 2018
Ian Slater	October 17, 2013	65,000	$ 0.155	October 17, 2018
G. Ross McDonald [1]	October 17, 2013	75,000	$ 0.155	October 17, 2018
Steven Ristorcelli [2]	October 17, 2013	70,000	$ 0.155	October 17, 2018
Paul van Eeden [3]	October 17, 2013	55,000	$ 0.155	October 17, 2018

59 | P a g e

1 Mr. McDonald resigned on September 3, 2014 and his options expired unexercised on December 3, 2014.

2 Mr. Ristorcelli resigned as a director on September 11, 2014 and on that same day the Company entered into a consulting agreement with Mr. Ristorcelli for a term to end not later than the latest expiry date of any existing stock option held by him.

3 Mr. van Eeden did not stand for re-election as a director at the shareholder meeting held January 21, 2014 and on that same day the Company entered into a consulting agreement with Mr. van Eeden for a term to end not later than the latest expiry date of any existing stock option held by him.

With effect from September 1, 2014, the independent directors will be paid an annual fee of US$12,000 with the chair of the audit committee to be paid an additional US$4,000 a year and the chair of the compensation committee to be paid an additional US$2,000 a year. Prior to this the independent directors were paid an annual fee of US$6,000 and did not receive any separate cash remuneration for acting as members of the committee, however committee members were awarded additional stock options for each committee served on.

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2014.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) Chairman, President/CEO	2014	$222,366	Nil	Nil	200,000	Nil
Joseph Hebert (2) Executive Vice President	2014	$170,922	Nil	Nil	175,000	Nil
Len Goldsmith (3) Chief Financial Officer	2014	$Nil	Nil	Nil	75,000	Nil
Doris A. Meyer (3) Corporate Secretary	2014	$Nil	Nil	$121,012	25,000	Nil
(1)	During the financial year ended August 31, 2014, Mr. Cunningham was paid US$206,335 in salary, the approximate Canadian dollar equivalent of $222,366 using an average exchange rate for the financial year of 1.0777. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
(2)	During the financial year ended August 31, 2014, Mr. Hebert was paid US$158,600 in salary, the approximate Canadian dollar equivalent of $170,922 using an average exchange rate for the financial year of 1.0777. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
(3)	Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. Golden Oak was paid consulting fees of $121,012 for the provision of both the Chief Financial Officer and Corporate Secretary functions. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
60 | P a g e

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an employment agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, since April 1, 2014 at the rate of US$212,230, to be reviewed annually between Mr. Cunningham and Miranda. Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement. Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement). Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package. Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Joseph Hebert, the Vice President of Exploration for Miranda, entered into an amended employment agreement (the “Hebert Agreement”) with Miranda on April 1, 2013, pursuant to which Mr. Hebert agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, since April 1, 2014, at the rate of US$162,240, to be reviewed annually between Mr. Hebert and Miranda. Mr. Hebert’s employment pursuant to the Hebert Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Hebert Agreement. Miranda may terminate the Hebert Agreement for cause, as more particularly set out in the Hebert Agreement, or at any time without cause by payment to Mr. Hebert equal to one-and-one-half times his annual salary, based on the annual salary pursuant to the Hebert Agreement at the time of termination, and all wages owing to Mr. Hebert up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Hebert Agreement). Mr. Hebert may terminate the Hebert Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Hebert pursuant to the Hebert Agreement; or ii) a “change in control” (as defined in the Hebert Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Hebert the Severance Package. Mr. Hebert may terminate the Hebert Agreement at any time without cause on 60 days’ written notice to Miranda.

On April 1, 2010, as amended October 17, 2013, Miranda entered into a consulting agreement (the “Golden Oak Agreement”) with Doris Meyer and her wholly owned company, Golden Oak Corporate Services Ltd. (“Golden Oak”). The services of Doris Meyer, as Corporate Secretary of Miranda and Len Goldsmith as Chief Financial Officer of Miranda are provided by and performed under the Golden Oak Agreement. Golden Oak provides Miranda accounting, financial, corporate and regulatory compliance services in consideration of an annual service fee of $123,789, since April 1, 2014, plus applicable taxes and reimbursement of reasonable office costs and expenses and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak in furtherance of or in connection with the business of Miranda and its subsidiaries. The Golden Oak Agreement may be terminated by Miranda immediately for cause and with 90 days notice, or payment in lieu of notice. On a defined change of control event, if Golden Oak terminates its services within 90 days following the event, or if Golden Oak’s services are terminated by Miranda without cause within one year of the event, Golden Oak will be entitled to be paid by Miranda one-quarter of the annual service fee in effect at the time of the change of control event. The Golden Oak Agreement contains non-disclosure and non-solicitation provisions typical of an agreement of its nature.

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

61 | P a g e

Our Board has an Audit Committee and a Compensation Committee. The members of the committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board. With effect from September 1, 2014, the independent directors will be paid an annual fee of US$12,000 with the chair of the audit committee to be paid an additional US$4,000 a year and the chair of the compensation committee to be paid an additional US$2,000 a year. Prior to this the independent directors were paid an annual fee of US$6,000 and did not receive any separate cash remuneration for acting as members of the committee, however committee members were awarded additional stock options for each committee served on.

62 | P a g e

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
63 | P a g e

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

Audit committee members

For the fiscal year ended August 31, 2014, the Audit Committee of the Board of Miranda included Messrs. Ian Slater, G. Ross McDonald and Steve Ristorcelli. All three members are considered “independent” as that term is defined in applicable securities legislation and all of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Since the resignations of G. Ross McDonald on September 3, and Steve Ristorcelli on September 11, 2014, the Audit Committee of the Board of Miranda now includes Messrs. Ian Slater, James F. Cragg and Ken Cunningham. Mr. Slater and Mr. Cragg are considered independent and Mr. Cunningham, being a member of management is not considered independent. All of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Mr. Slater was formerly the Managing Partner of both Ernst & Young’s Canadian and Arthur Andersen’s Central Asian Mining Practices. A Chartered Accountant, Mr. Slater is also considered a financial expert.

Mr. G. Ross McDonald is a Chartered Accountant and brought many years of experience in auditing public mining companies and is considered our financial expert. Mr. McDonald recently retired from public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, B.C. Previously, Mr. McDonald was a sole practitioner, providing accounting, auditing and tax services to a number of Vancouver mining company clients over the past 30 years. Mr. McDonald is a member in good standing of the Institute of Chartered Accountants of BC.

64 | P a g e

James F. Cragg is a senior level businessman with experience in financial matters and is financially literate.

Steve Ristorcelli is a senior level businessman with experience in financial matters and is financially literate.

Ken Cunningham is a senior level businessman with experience in financial matters and is financially literate.

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

Compensation Committee

Miranda has established a Compensation Committee. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by Miranda with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business as Miranda. The recommendations of the Compensation Committee are then presented to the Board for approval.

For the fiscal year ended August 31, 2014, the Compensation Committee of the Board of Miranda included Messrs. James Cragg and Steve Ristorcelli. Both members are considered “independent” as that term is defined in applicable securities legislation. Since the resignation of Steve Ristorcelli on September 11, 2014, the Compensation Committee of the Board of Miranda now includes Messrs. James F. Cragg and Ian Slater. Mr. Slater and Mr. Cragg are considered independent

Under a charter adopted by the Board the Compensation Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:

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

D. Employees

As of August 31, 2014, there are two full time employees in Nevada and eleven full time employees in Colombia. Len Goldsmith the Chief Financial Officer and Doris Meyer the Corporate Secretary are retained pursuant to the Golden Oak Agreement.

E. Share Ownership

The following table sets forth, as of November 30, 2014, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

65 | P a g e

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	2,453,500	3.1%
Joseph Hebert	Common	1,614,000	2.0%
James F. Cragg	Common	491,994	0.6%
Ian Slater	Common	420,000	0.5%
Doris Meyer	Common	595,000	0.8%
Len Goldsmith	Common	247,500	0.3%
TOTAL	Common	5,821,994	7.4%

* Based on 78,800,252 common shares outstanding and as if all of the options and warrants (4,660,000 as a group) held by directors and officers as at November 30, 2014, were exercised.

•	Kenneth Cunningham owns 753,500 common shares; 100,000 warrants; and holds a total of 1,600,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Joseph Hebert owns 289,000 common shares; 200,000 warrants; and holds a total of 1,125,000 stock options with exercise prices and expiry dates as shown in the table below;
•	James Cragg owns 79,494 common shares and holds a total of 412,500 stock options with exercise prices and expiry dates as shown in the table below;
•	Ian Slater owns 10,000 common shares and holds a total of 410,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Doris Meyer owns 15,000 common shares indirectly through Golden Oak; and Doris Meyer holds a total of 580,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Len Goldsmith owns 15,000 common shares and holds a total of 232,500 stock options with exercise prices and expiry dates as shown in the table below

As of November 30, 2014, the directors and officers held as a group, directly or indirectly, an aggregate of 1,161,994 common shares; 300,000 warrants; and 4,360,000 stock options.

Options to Purchase Securities

The 2013 Stock Option Plan (the “Plan”) was approved by our shareholders on January 22, 2013.

Summary of the 2013 Stock Option Plan

The aggregate number of common stock reserved for issuance or delivery upon exercise of all options granted under the Plan and outstanding on any particular date must not exceed 10,491,890 common shares of Miranda, which represented 20% of the issued common shares of Miranda as of December 9, 2010, the date of approval of the Plan by the Board. If any options granted under the Plan expire or terminate for any reason without having been exercised in full, the un-purchased shares subject thereto shall thereupon again be available for purposes of the Plan, including for replacement options, which may be granted in exchange for such expired, surrendered, exchanged, cancelled or terminated options.

66 | P a g e

The Plan provides for: (i) the grant to employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and (ii) the grant to employees, directors, consultants or independent contractors of Miranda of non-qualified stock options. The Plan provides that it will be administered by the Board of Miranda, but the Board may delegate to a committee of the Board any or all authority for administration of the Plan. The administrator shall be constituted to comply with Section 16(b) of the United States Securities Exchange Act of 1934, as amended and other applicable laws. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof. Options granted pursuant to the Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee. So long as Miranda is classified as a “Tier 2” issuer by the TSX Venture Exchange, options will vest and become exercisable at the discretion of the Board of Directors.

The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the time of grant. With respect to any participant possessing more than 10% of the voting power of Miranda’s outstanding capital stock, the exercise price of any option granted must be at least equal to 110% of the fair market value on the date of grant and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years.

In the event of any extraordinary transactions relating to the capital structure of Miranda, such as a stock split, reverse stock split, stock dividend, combination or reclassification of common shares, the administrator may make such adjustments in the total number or price of common shares available for issuance under the Plan as it deems appropriate, subject to any required stockholder actions. In the event of a merger, consolidation or reorganization (other than a merger in which the holders of common shares in Miranda immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger) as a result of which the shareholders of Miranda receive capital stock of another corporation in exchange for their common shares of Miranda, the Plan provides that if the successor corporation refuses to assume the outstanding options or to substitute equivalent options, then the outstanding options will terminate immediately prior to such merger, consolidation or reorganization provided each optionee shall have the right immediately prior to such merger to exercise his or her option in whole or in part. However, if the shareholders of Miranda receive cash or other property in exchange for their common shares of Miranda, the outstanding options will also terminate immediately prior to such merger with each optionee having the right immediately prior to such merger, consolidation or reorganization to exercise his or her option in whole or in part.

The Board has the authority to amend or terminate the Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of any such holder, and provided further that certain amendments to the Plan are, by law, subject to regulatory and stockholder approval.

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2014, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

67 | P a g e

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	400,000 400,000 300,000 200,000 300,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
James F. Cragg	Director	95,000 85,000 70,000 62,500 100,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Ian Slater	Director	90,000 90,000 65,000 65,000 100,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Joe Hebert	Sr. Officer/Director	250,000 250,000 200,000 175,000 250,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Doris Meyer	Sr. Officer (1)	175,000 175,000 130,000 25,000 75,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Len Goldsmith	Sr. Officer (1)	30,000 30,000 22,500 75,000 75,000	0.560 0.400 0.305 0.155 0.145	September 26, 2015 October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
(1)	Doris Meyer retired as the CFO and remained as Corporate Secretary on October 17, 2013, and the Board appointed Len Goldsmith as CFO with effect from October 17, 2013.

Total Officers/Directors (6 persons) 4,360,000 at November 30, 2014

Total Officers/Directors/Employees 6,772,500 at November 30, 2014

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on January 15, 2014, that as at December 31, 2013, it held 4,883,733 common shares of Miranda or 6.6% at November 30, 2014; and
•	Sprott Inc. reported on Schedule 13G to the Securities Exchange Commission on January 17, 2014, that as at December 31, 2013, it held:
o	Sole voting and dispositive power over 4,564,620 common shares of Miranda, and
68 | P a g e

o	Shared voting and dispositive power over 4,500,000 common shares of Miranda, for a combined total of 12.2% at November 30, 2014; and
•	Stephens Investment Management, LLC, reported on Schedule 13G to the Securities Exchange Commission on November 3, 2014, that as at December 9, 2011, it held:
o	Sole voting and dispositive power over 6,788,500 common shares of Miranda, and
o	Shared voting and dispositive power over 1,000,000 common shares of Miranda, for a combined total of 10.5% at November 30, 2014; and

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

Miranda’s registered shareholder list for Miranda’s common shares, dated November 30, 2014, showed 55 registered shareholders and 74,140,252 shares outstanding of which 39 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 23,751,788 common shares representing 32.0% of the issued and outstanding shares of Miranda.

B. Related Party Transactions

During the year ended August 31, 2014, 2013, and 2012, the Company:

a)	paid $121,012 (2013 - $116,357; 2012 - $114,450) to a company controlled by a common officer pursuant to a contract for consulting fees; and

b)	included in wages and benefits are fees paid to independent directors of $28,371 (2013 - $30,151; 2012 - $30,319).

At August 31, 2014, an amount of $34,773 for expenses owed to officers are included in accounts payable and accrued liabilities (August 31, 2013 - $1,109; August 31, 2012 - $34,337). These amounts were settled in the ordinary course of business shortly after the year end.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Company’s Red Hill project.

Ken Cunningham and Ian Slater are directors in common to both Miranda and Red Eagle. Both directors abstained from voting at each of the company’s board of directors meetings that approved the share purchase agreement and shareholder agreement for the Pavo Real property.

Other than as disclosed above, there have been no transactions during the 2014 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

69 | P a g e

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

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2014, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2014.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales

For the Fiscal Year Ended	High $	Low $
August, 2014	0.21	0.11
August, 2013	0.34	0.125
August, 2012	0.50	0.24
August, 2011	0.81	0.38
August, 2010	0.84	0.32

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

70 | P a g e

TSX.V Stock Trading Activity, Sales

Period Ended	Volume	High $	Low $	Close $
Feb 28/13	2,900,461	0.285	0.185	0.260
May 31/13	4,184,436	0.260	0.125	0.245
Aug 31/13	2,183,739	0.250	0.140	0.250
Nov 30/13	3,136,522	0.210	0.110	0.200
Feb 28/14	2,550,466	0.200	0.125	0.200
May 31/14	2,402,841	0.190	0.145	0.190
Aug 31/14	2,692,213	0.165	$0.130	0.165
Nov 30/14	2,189,339	0.150	0.085	0.150

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period Ended	High $	Low $
Jun-14	0.160	0.140
Jul-14	0.165	0.130
Aug-14	0.160	0.145
Sep-14	0.150	0.120
Oct-14	0.135	0.090
Nov-14	0.140	0.085

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2014, from a low of $0.11 to a high of $0.21; and for the most recent six months from a low of $0.085 to a high of $0.165. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

71 | P a g e

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

72 | P a g e

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

73 | P a g e

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as followsFor gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

74 | P a g e

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

75 | P a g e

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

76 | P a g e

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

77 | P a g e

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

78 | P a g e

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

79 | P a g e

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

80 | P a g e

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2014, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2014. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2014, the Company's internal control over financial reporting is effective based on those criteria.

81 | P a g e

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T CONTROLS AND PROCEDURES

Not applicable

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Ian Slater, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

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

82 | P a g e

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2014 and 2013, Davidson & Company LLP, Chartered Accountants, (“Davidson”) served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson for services performed in the fiscal years 2014, 2013, and 2012; and breaks down these amounts by category of service.

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

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2014 $	Fiscal Year ended August 31, 2013 $	Fiscal Year ended August 31, 2012 $
Audit Fees	45,000	57,500	57,000
Audit-Related Fees (IFRS)	-	-	10,000
Tax Fees	7,500	5,500	5,000
All Other Fees	1,500	1,500	1,500
TOTAL	54,000	64,500	73,500

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2014 and 2013, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

83 | P a g e

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

84 | P a g e

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 16, 2014;
b)	Consolidated Statements of Financial Position as of August 31, 2014, and August 31, 2013;
c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2014, August 31, 2013, and August 31, 2012;
d)	Consolidated Statements of Cash Flows for the years ended August 31, 2014, August 31, 2013, and August 31, 2012;
e)	Consolidated Statement of Changes in Equity for the years ended August 31, 2014, August 31, 2013, and August 31, 2012; and
f)	Notes to Consolidated Financial Statements for the years ended August 31, 2014, August 31, 2013, and August 31, 2012.

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005
85 | P a g e

(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006
(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008
(4)	Filed as an exhibit to this annual report on Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Ken Cunningham”

Ken Cunningham, Chairman, President, and Chief Executive officer

Date: December 16, 2014

86 | P a g e

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

87 | P a g e

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2014, 2013 and 2012

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise of the consolidated statements of financial position as of August 31, 2014 and 2013, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended August 31, 2014, 2013, and 2012 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2014 and 2013 and its financial performance and its cash flows for the years ended August 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 16, 2014

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(stated in Canadian dollars)

		August 31,	August 31,
		2014	2013
	Note

ASSETS

Current
Cash	5	$ 4,181,474	$ 7,116,543
Amounts receivable	6	343,205	201,505
Marketable securities	7	160,400	98,850
Advances and prepaid expenses	8	84,176	80,627
		4,769,255	7,497,525

Equipment	9	188,909	253,851
Exploration and evaluation assets	10	316,816	188,386
		$ 5,274,980	$ 7,939,762

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 208,012	$ 295,788

Shareholders' equity
Share capital	12	29,667,503	29,652,503
Stock-based reserve		6,648,899	6,535,486
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(93,808)	(140,479)
Deficit		(35,229,690)	(32,477,600)
		5,066,968	7,643,974
		$ 5,274,980	$ 7,939,762
Nature of operations	1
Subsequent events	10 & 18

Approved for issue by the Board of Directors on December 16, 2014.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“Ian Slater”
Kenneth Cunningham, Director	Ian Slater, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(stated in Canadian dollars)

		Year ended August 31,
	Note	2014	2013	2012

Expenses
Consulting		$ 122,935	$ 118,103	$ 109,987
Depreciation		72,330	81,414	87,492
Directors fees		28,371	30,151	30,319
Exploration and evaluation expenditures	10	1,986,071	1,904,139	1,933,783
Exploration and evaluation expenditure recoveries	10	(647,736)	(687,306)	(483,926)
Exploration and evaluation property cost recoveries		(23,200)	(3,960)	(9,400)
Foreign exchange		(3,885)	(58,783)	5,056
Insurance		36,511	35,972	37,968
Investor relations and business promotion		72,252	252,761	220,966
Management fees earned		(605)	(2,010)	(4,706)
Office rent, telephone, secretarial, sundry		127,576	190,594	201,109
Professional fees		63,502	85,642	92,586
Stock-based compensation	12	113,413	329,143	459,188
Travel and business promotion		138,828	130,430	122,780
Transfer agent, filing and regulatory fees		39,917	47,084	48,067
Wages and benefits		603,843	705,056	768,447
		(2,730,123)	(3,158,430)	(3,619,716)

Interest earned		71,524	86,427	84,964
Write-off of exploration and evaluation assets	10	(55,491)	(49,891)	(86,465)
Loss on disposal of equipment		-	-	(2,697)
Insurance recovery		-	6,942	-
Loss on sale of marketable securities	7	(38,000)	(100,801)	-
		(21,967)	(57,323)	(4,198)
Loss before income taxes		(2,752,090)	(3,215,753)	(3,623,914)

Deferred income tax (expense) recovery	17	-	-	(14,123)

Loss for the year		(2,752,090)	(3,215,753)	(3,638,037)
Unrealized gain (loss) on marketable securities, net of taxes		61,150	(52,122)	(163,997)
Foreign currency translation differences for foreign operations		(14,479)	(28,323)	19,201
Comprehensive loss for the year		$ (2,705,419)	$ (3,296,198)	$ (3,782,833)
Basic and diluted loss per common share		$ (0.04)	$ (0.05)	$ (0.07)
Weighted average number of common shares outstanding		74,061,896	67,673,299	52,927,922

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Year ended August 31,
	2014	2013	2012

Cash provided from (used for):

Operating activities
Loss for the year	$ (2,752,090)	$ (3,215,753)	$ (3,638,037)
Items not affecting cash:
Depreciation	72,330	81,414	87,492
Deferred income tax expense (recovery)	-	-	14,123
Unrealized foreign exchange (gain) loss	(41,160)	(70,167)	18,903
Write-off of exploration and evaluation assets	55,491	49,891	86,465
Shares received as exploration and evaluation recoveries	(40,400)	(3,960)	(9,400)
Stock-based compensation	113,413	329,143	459,188
Loss on disposal of equipment	-	-	2,697
Loss on sale of marketable securities	38,000	100,801	-
Change in non-cash working capital items:
Amounts receivable	(90,654)	(40,975)	317,221
Advances and prepaid expenses	(3,549)	(698)	21,073
Accounts payable and accrued liabilities	(87,776)	62,996	54,400
	(2,736,395)	(2,707,308)	(2,585,875)

Investing activities
Exploration and evaluation asset acquisitions	(331,557)	(106,131)	(6,018)
Exploration and evaluation asset recoveries	115,057	36,294	30,378
Proceeds from sale of marketable securities	2,000	56,687	-
Equipment purchases	(3,587)	(66,957)	(148,195)
	(218,087)	(80,107)	(123,835)

Financing activities
Shares issued	-	5,000,000	29,750
Share issue costs	-	(72,259)	-
	-	4,927,741	29,750

Effect of foreign exchange on cash	19,413	20,873	(1,359)

Change in cash for the year	(2,935,069)	2,161,199	(2,681,319)

Cash, beginning of the year	7,116,543	4,955,344	7,636,663

Cash, end of the year	$ 4,181,474	$ 7,116,543	$ 4,955,344

Supplementary disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(stated in Canadian dollars)

			Reserves			Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2011	52,849,452	$ 26,502,488	$ 5,760,250	$ 2,170,124		$ (14,102)	$ 98,864	$ (25,623,810)	$ 8,893,814

Share issues:
Exercise of stock options	85,000	42,845	(13,095)	-		-	-	-	29,750
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	10,969		-	-	-	10,969
Fair value of shares issued pursuant to a joint venture agreement	140,000	46,200	-	-		-	-	-	46,200
Stock-based compensation	-	-	459,188	-		-	-	-	459,188
Comprehensive loss for the year	-	-	-	-		19,201	(163,997)	(3,638,037)	(3,782,833)

Balance, August 31, 2012	53,074,452	26,591,533	6,206,343	2,181,093	#	5,099	(65,133)	(29,261,847)	5,657,088

Share issues:
Private placement	20,000,000	3,182,963	-	1,817,037		-	-	-	5,000,000
Private placement - finders units	835,800	133,016	-	75,934		-	-	-	208,950
Fair value of shares issued pursuant to a joint venture agreement	130,000	26,200	-	-		-	-	-	26,200
Share issue costs - cash	-	(72,259)	-	-		-	-	-	(72,259)
Share issue costs - fair value finders units	-	(208,950)	-	-		-	-	-	(208,950)
Stock-based compensation	-	-	329,143	-		-	-	-	329,143
Comprehensive loss for the year	-	-	-	-		(28,323)	(52,122)	(3,215,753)	(3,296,198)

Balance, August 31, 2013	74,040,252	29,652,503	6,535,486	4,074,064	#	(23,224)	(117,255)	(32,477,600)	7,643,974

Share issues:
Fair value of shares issued pursuant to a joint venture agreement	100,000	15,000	-	-		-	-	-	15,000
Stock-based compensation	-	-	113,413	-		-	-	-	113,413
Comprehensive loss for the year	-	-	-	-		(14,479)	61,150	(2,752,090)	(2,705,419)

Balance, August 31, 2014	74,140,252	$ 29,667,503	$ 6,648,899	$ 4,074,064	#	$ (37,703)	$ (56,105)	$ (35,229,690)	$ 5,066,968

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia. The consolidated financial statements of the Company as at and for the year ended August 31, 2014, comprise the Company and its subsidiaries (Note 3). The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at August 31, 2014, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on the IFRS issued and outstanding as at the date the Board of Directors approved these financial statements for issue.

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

For the years ended August 31, 2014, 2013, and 2012

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

Carrying value and the recoverability of exploration and evaluation assets

Management has determined that exploration and evaluation costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and other technical information, scoping and feasibility studies, accessibility of facilities and existing permits.

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

For the years ended August 31, 2014, 2013, and 2012

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and branch operations from the date control was acquired. Control exists when the Company posses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. Intercompany balances and transactions, and any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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

(1) – the option partners’ shares are subject to forfeiture, see Note 10(q) and (t)

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized in operations on a declining balance basis over the estimated useful lives of each asset or component part of an item of equipment, the choice dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods range from three to five years, straight-line.

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

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

For the years ended August 31, 2014, 2013, and 2012

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

Financial assets

(i)	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as FVTPL unless they are designated as effective hedges. Assets in this category include cash.

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

For the years ended August 31, 2014, 2013, and 2012

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

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities and equity (continued)

Share capital

Common shares are classified as share capital. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

Warrants

The Company accounts for warrants issued as part of a unit offering financing using the relative fair value method. Under this method, the value of warrants issued is measured at fair value at the issue date using the Black-Scholes valuation model and recorded as share capital if and when the warrants are exercised.

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

For the years ended August 31, 2014, 2013, and 2012

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

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2014, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

         ii.    Tentatively effective for annual periods beginning on or after January 1, 2018

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

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2014	August 31, 2013
Cash	FVTPL	$ 4,181,474	$ 7,116,543
Amounts receivable	Loans and receivables	343,205	201,505
Marketable securities	Available-for-sale	160,400	98,850
Advances	Loans and receivables	22,949	36,463
Accounts payable and accrued liabilities	Other liabilities	(208,012)	(295,788)

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Fair value of cash and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2014
	Level 1	Level 2	Level 3
Cash	$ 4,181,474	$ -	$ -	$ 4,181,474
Available-for-sale securities	120,000	40,400	-	160,400
	$ 4,301,474	$ 40,400	$ -	$ 4,341,874

During the year ended August 31, 2014:

a)	100,000 of the common shares of Red Eagle Mining Corporation (“Red Eagle”) were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 100,000 common shares of Red Eagle were received and were recorded as Level 2, with an initial value of $22,000; and
b)	The Company received 200,000 common shares of Prism Resources Inc. (“Prism”) and they were recorded as Level 2, with an initial value of $18,400.

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2013
	Level 1	Level 2	Level 3
Cash	$ 7,116,543	$ -	$ -	$ 7,116,543
Available-for-sale securities	77,250	21,600	-	98,850
	$ 7,193,793	$ 21,600	$ -	$ 7,215,393

During the year ended August 31, 2013:

c)	The Company sold 300,000 shares of Red Eagle for net proceeds of $54,111; and sold 125,000 shares of Enertopia Corp. (“Enertopia”) for net proceeds of $2,576; and
d)	120,000 of the common shares of Red Eagle were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 130,000 common shares of Red Eagle were received and 100,000 of these were recorded as Level 2, while 30,000 were initially recorded as Level 2, but re-classified as Level 1 as the “hold period” had lapsed.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the United States and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk. At August 31, 2014, one Canadian dollar was equal to 0.9197 US dollars and 1,764 Colombian Pesos.

Balances are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	56,931	180,683,642	164,349
Amounts receivable	305,674	-	332,359
Advances and prepaid expenses	4,000	32,804,812	22,949
	366,605	213,488,454	519,657
Accounts payable and accrued liabilities	(108,680)	(51,883,638)	(147,585)
Net monetary assets	257,925	161,604,816	372,072

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $37,200 in the year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

5.	CASH

	As at August 31, 2014	As at August 31, 2013
Canadian dollar denominated deposits	$ 4,017,125	$ 6,593,163
US dollar denominated deposits	61,901	401,115
Colombian Peso denominated deposits held in Colombia	102,448	122,265

Total	$ 4,181,474	$ 7,116,543

6.	AMOUNTS RECEIVABLE

	As at August 31, 2014	As at August 31, 2013
Amounts due from the Government of Canada pursuant to GST input tax credits	$ 2,075	$ 2,806
Amounts due from funding partners	332,359	145,559
Amounts due from Canadian financial institutions for accrued interest	-	53,140
Other amounts receivable	8,771	-

Total	$ 343,205	$ 201,505

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At August 31, 2014, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities			August 31, 2013	August 31, 2014		August 31, 2014 Fair Value
	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$ 50,313	$ (29,063)	$ 16,250	$ (12,813)	$ 37,500
Red Eagle Mining Corporation (“Red Eagle”)	400,000	147,792	(50,192)	6,900	(43,292)	104,500
Prism Resources Inc (“Prism”)	200,000	18,400	-	-	-	18,400
White Bear Resources Inc. (“White Bear”)	-	-	(38,000)	38,000	-	-
		$ 216,505	$ (117,255)	$ 61,150	$ (56,105)	$ 160,400

During the year ended August 31, 2014, the Company sold 200,000 shares of White Bear for net proceeds of $2,000, realizing a loss of $38,000. The Company received 100,000 shares of Red Eagle and recorded them at Level 2 for $22,000; the Company received 200,000 shares of Prism and recorded them at Level 2 for $18,400.

At August 31, 2013, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities			August 31, 2012	August 31, 2013		August 31, 2013 Fair Value
	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Enertopia Corp (“Enertopia”)	-	$ -	$ 7,500	$ (7,500)	$ -	$ -
NuLegacy	250,000	50,313	(15,313)	(13,750)	(29,063)	21,250
Red Eagle	300,000	125,792	(38,320)	(11,872)	(50,192)	75,600
Teslin River Resources Corp. (“Teslin”)	-	-	6,000	(6,000)	-	-
White Bear	200,000	40,000	(25,000)	(13,000)	(38,000)	2,000
		$ 216,105	$ (65,133)	$ (52,122)	$ (117,255)	$ 98,850

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2014	As at August 31, 2013
Advances held by employees in the USA	$ 4,349	$ 16,680
Advances held by employees and suppliers in Colombia	18,600	19,783
	22,949	36,463
Prepaid expenses in Canada	34,173	41,714
Prepaid expenses in the USA	26,291	-
Prepaid expenses in Colombia	763	2,450
Total	$ 84,176	$ 80,627

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2012	$ 23,146	$ 191,853	$ 15,597	$ 225,092	$ 62,732	$ 80,641	$ 599,061
Assets acquired	1,178	4,041	1,364	-	20,959	39,415	66,957
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	13,367	1,155	15,369	-	-	29,891

At August 31, 2013	24,324	209,261	18,116	240,461	83,691	120,056	695,909
Assets acquired	-	3,498	-	-	89	-	3,587
Foreign exchange adjustment	-	6,810	590	7,832	-	-	15,232
At August 31, 2014	$ 24,324	$ 219,569	$ 18,706	$ 248,293	$ 83,780	$ 120,056	$ 714,728

Accumulated depreciation
At August 31, 2012	$ 20,635	$ 148,417	$ 11,346	$ 117,794	$ 22,211	$ 19,483	$ 339,885
Depreciation for the year	870	14,726	1,011	27,508	20,219	17,080	81,414
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	10,748	818	9,192	-	-	20,758

At August 31, 2013	21,505	173,891	13,175	154,494	42,430	36,563	442,058
Depreciation for the year	794	11,379	1,011	21,996	12,902	24,248	72,330
Foreign exchange adjustment	-	5,765	438	5,228	-	-	11,431
At August 31, 2014	$ 22,299	$ 191,035	$ 14,624	$ 181,718	$ 55,332	$ 60,811	$ 525,819

Carrying amounts
At August 31, 2013	$ 2,819	$ 35,370	$ 4,941	$ 85,967	$ 41,261	$ 83,493	$ 253,851

At August 31, 2014	$ 2,025	$ 28,534	$ 4,082	$ 66,575	$ 28,448	$ 59,245	$ 188,909

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

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

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2014 and 2013 are as follows:

	August 31, 2012	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2013	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2014
Nevada:
Angel Wing	$ 32,590	$ -	$ -	$ (34,815)	$ 2,225	$ -	$ -	$ -	$ -	$ -	$ -
Big Blue	-	-	-	-	-	-	-	-	-	-	-
Coal Canyon	-	-	-	-	-	-	-	-	-	-	-
East Spruce	4,866	-	-	-	333	5,199	-	-	(5,307)	108	-
Fuse	5,995	-	-	(6,404)	409	-	-	-	-	-	-
HOG	1,554	-	-	(1,661)	107	-	-	-	-	-	-
Iron Point	48,028	-	-	-	3,279	51,307	-	-	-	1,672	52,979
Kibby Flat	-	9,254	-	-	614	9,868	-	-	-	321	10,189
Mustang	-	51,028	-	-	3,384	54,412	-	-	-	1,772	56,184
Red Canyon	-	-	-	-	-	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-	-	-	-	-	-
Redlich	15,206	-	-	-	1,039	16,245	-	-	(16,584)	339	-
Rook	6,563	-	-	(7,011)	448	-	-	-	-	-	-
TAZ	-	-	-	-	-	-	-	-	-	-	-
	114,802	60,282	-	(49,891)	11,838	137,031	-	-	(21,891)	4,212	119,352
Alaska:
Willow Creek	-	-	-	-	-	-	163,840	-	-	(745)	163,095

Colombia:
Cajamarca	33,600	7,200	(7,200)	-	-	33,600	-	-	(33,600)	-	-
Cerro Oro	-	-	-	-	-	-	105,002	(105,002)	-	-	-
Minagrande	-	51,849	(36,294)	-	-	15,555	-	-	-	-	15,555
Oribella	-	-	-	-	-	-	62,715	(43,901)	-	-	18,814
Pavo Real	-	19,000	(16,800)	-	-	2,200	15,000	(17,200)	-	-	-
	33,600	78,049	(60,294)	-	-	51,355	182,717	(166,103)	(33,600)	-	34,369
	$ 148,402	$ 138,331	$ (60,294)	$ (49,891)	$ 11,838	$ 188,386	$ 346,557	$ (166,103)	$ (55,491)	$ 3,467	$ 316,816

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures recorded in the consolidated statements of loss and comprehensive loss for the years ended August 31, 2014, 2013, and 2012 are as follows:

	Year ended August 31, 2014			Year ended August 31, 2013			Year ended August 31, 2012
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ -	$ -	$ -	$ 221,301	$ (219,665)	$ 1,636	$ 233,894	$ (233,440)	$ 454
Big Blue	58,588	-	58,588	60,738	-	60,738	84,797	(69,143)	15,654
Coal Canyon	-	-	-	797	(683)	114	51,312	(49,051)	2,261
East Spruce	11,853	-	11,853	2,101	-	2,101	22,182	-	22,182
Fuse	-	-	-	1,013	-	1,013	30,193	-	30,193
General exploration	117,898	-	117,898	274,869	-	274,869	380,129	-	380,129
HOG	-	-	-	238	-	238	26,442	-	26,442
Iron Point	52,824	-	52,824	68,872	-	68,872	109,245	-	109,245
Kibby Flat	35,558	-	35,558	57,085	-	57,085	-	-	-
Mustang	31,866	-	31,866	25,430	-	25,430	-	-	-
PPM / Poverty Peak	-	-	-	-	-	-	7,295	-	7,295
Red Canyon	110,389	(111,844)	(1,455)	-	-	-	2,504	(2,504)	-
Red Hill	76,337	-	76,337	59,773	(1,003)	58,770	68,287	(68,287)	-
Redlich	14,937	-	14,937	4,509	-	4,509	36,694	-	36,694
Rook	-	-	-	928	-	928	25,954	-	25,954
TAZ	-	-	-	-	-	-	608	(154)	454
	510,250	(111,844)	398,406	777,654	(221,351)	556,303	1,079,536	(422,579)	656,957

Alaska:
Ester Dome	-	-	-	41,371	-	41,371	63,272	(61,347)	1,925
Willow Creek	279,485	-	279,485	2,012	-	2,012	-	-	-
	279,485	-	279,485	43,383	-	43,383	63,272	(61,347)	1,925

Colombia:
Alliance expenditures	748,147	(523,703)	224,444	665,090	(465,563)	199,527	-	-	-
Pavo Real	-	-	-	392	(392)	-	-	-	-
General exploration	448,189	(12,189)	436,000	417,620	-	417,620	790,975	-	790,975
	1,196,336	(535,892)	660,444	1,083,102	(465,955)	617,147	790,975	-	790,975

Total	$ 1,986,071	$ (647,736)	$ 1,338,335	$ 1,904,139	$ (687,306)	$ 1,216,833	$ 1,933,783	$ (483,926)	$ 1,449,857

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

The Company holds claims comprising the Big Blue property, Lander County, Nevada. The Big Blue project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius from May 6, 2010, until it was terminated on July 29, 2012. Certain of the Big Blue claims were the subject of an underlying lease with D. Jennings which was terminated on July 30, 2014; however, the Company did subsequently make the required Federal and State claim maintenance payments on the 76 claims that were the subject of the underlying lease on September 1, 2014.

c)	Coal Canyon Properties, Eureka County, Nevada

The Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from December 20, 2010, until it was terminated on January 25, 2013. Miranda, in turn, terminated the underlying mining lease with Nevada North Resources (USA) Inc.

d)	East Spruce Property, Elko County, Nevada

The Company held claims comprising the East Spruce property, Elko County, Nevada, but allowed them to lapse in September 2014, and wrote off the balance of $5,307 at August 31, 2014.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

i)	Mustang, Nye County, Nevada

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

j)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease (the “Lease”) for the Red Canyon property with a $1,000 purchase option (the “Option”) on issue of 75,000 share purchase warrants and with minimum advance royalty payments to be completed on the following schedule. The owner, Red Canyon Corporation (“RCC”), retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ Cdn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012 (paid)	75,000	-
November 18, 2013 (paid)	100,000	-
November 18, 2014 (paid subsequently)	100,000	-
November 18, 2015 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement (the “Agreement”) with Montezuma Mines Inc. (“Montezuma”). Montezuma has completed the US$4,000,000 in qualifying exploration expenditures. Upon spending the US$4,000,000, Montezuma had the option to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study.

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012 (met)	1,000,000
August 1, 2013 (met)	1,250,000
Total expenditure (met)	4,000,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

j)	Red Canyon Property, Eureka County, Nevada (continued)

On December 13, 2013, the Company sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment.

The Company is in discussions with Montezuma to amend the Agreement.

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$
Previously paid	166,250
May 27, 2012 (paid)	40,000
May 27, 2013 (paid)	50,000
May 27, 2014 (paid)	50,000
May 27, 2015 and each year thereafter to be adjusted for inflation per the USA CPI	60,000

The Red Hill / Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from October 1, 2009, until it was terminated on January 25, 2013.

l)	Redlich Property, Esmeralda County, Nevada

The Company held claims comprising the Redlich Property, Esmeralda County, Nevada, subject to a 3% NSR royalty, but allowed them to lapse in September 2014, and wrote off the balance of $16,584 at August 31, 2014.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

o)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%.

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015	150,000
January 15, 2016 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”). Under the terms of the Agreement:

Miranda and Gold Torrent ultimately desire to form a limited liability joint venture on Gold Torrent’s completion of its initial work commitment obligation in the amount of US$1,070,000 (the “Initial Earn-In Obligation”), which is a firm and unconditional obligation.

The term of the Agreement begins on November 5, 2014, and continues to and until the first anniversary of the effective date, unless sooner accelerated, terminated or extended as provided in the Agreement.

If Gold Torrent completes the Initial Earn-In Obligation, Gold Torrent shall have the option to enter the joint venture in accordance with the Agreement. On Gold Torrent’s payment and performance of the Initial Earn-In Obligation and its election to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project, Miranda and Gold Torrent will execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Earn-In Deadline	Earn-In Amount	Cumulative Amount	Participating Interest
November 5th, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5th, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5th, 2017	US$ 6,490,000	US$10,000,000	70%

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

o)	Willow Creek, Willow Creek mining district, Alaska (continued)

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

p)	Cajamarca Option, Colombia

On May 7, 2014, the Company delivered a notice of termination to ExpoGold Colombia S.A. (“ExpoGold”) on the Cajamarca property and wrote off the acquisition cost of $33,600 in the year ended August 31, 2014.

q)	Cerro Oro, Colombia

On January 16, 2013, the Company entered into a lease agreement on the Cerro Oro property (“Cerro Oro Option”) which required payment of US$10,000 on signing and a payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $625,000 over five years will be required and thereafter annual payments of US$135,000 on the following schedule. The project is also subject to a 1.2% production royalty and a per-ounce bonus for Measured and Indicated NI 43-101 compliant Resource and Reserves.

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

Cerro Oro Option Due Dates	Option payments US$
May 10, 2014 (paid)	90,000
May 10, 2015	75,000
May 10, 2016	90,000
May 10, 2017	105,000
May 10, 2018	120,000
May 10, 2019	235,000
May 10, 2020, and on each subsequent anniversary until commercial production is reached, as defined in the underlying agreement	135,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Cerro Oro, Colombia (continued)

On June 23, 2014, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Prism Resources Inc. (“Prism”), effectively forming a corporate option to joint venture on the Cerro Oro property. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD V to Prism. MAD V will be the corporate vehicle that will ultimately hold the Colombian corporation that holds the Cerro Oro Option. The activities of MAD V are governed by the SA. To maintain its 70% shareholding in MAD V, effectively representing a 70% interest in the Cerro Oro Option, Prism must make an aggregate US$4,000,000 contribution to MAD V within five years on the following schedule. These funds will be used to fund exploration work on the Cerro Oro project.

Due Dates	Exploration Expenditures US$
June 23, 2015 (obligation)	200,000
June 23, 2016 (obligation)	500,000
June 23, 2017	800,000
June 23, 2018	1,000,000
June 23, 2019	1,500,000
Total expenditure	4,000,000

Upon Prism funding the first US$4 million, 51 of the 70 shares of MAD V owned by Prism shall not be subject to the forfeiture or transfer provisions of the SPA and Prism shall then have the option and right to fund through to completion, a feasibility study, and retain without forfeiture, the additional 19 of the 70 shares.

Prism has issued 200,000 common shares of Prism to Miranda, and reimbursed Miranda for US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. Subsequent to August 31, 2014, Prism also reimbursed Miranda $12,189, for certain expenditures incurred prior to the execution of the SA.

r)	Minagrande, Colombia

On April 12, 2013, the Company paid canon fees (government fees) to Ingeominas in Colombia of $51,849 for acquisition of the Minagrande property.

Strategic Alliance: Pursuant to the January 23, 2013, strategic alliance agreement, as amended, (“Amended Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The October 25, 2013 amendment reduced the three year exploration budget from US$3.3 million down to US$2.025 million; and in consideration for this reduction, the area of interest in Colombia was reduced. The alliance is for a period of three years (calendar 2013 to 2015) and is renewable thereafter by mutual consent. The exploration program budget was $925,000 in the first year, and will be no less than US$550,000 per year in the second and third years.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

r)	Minagrande, Colombia (continued)

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole funding a series of exploration expenditures and feasibility study. Projects that do not meet the criteria as Designated Properties will remain in the Company’s control. Miranda can then choose to advance those projects at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the Amended Alliance Agreement.

s)	Oribella, Colombia

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia. This new project was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”). The Oribella project comprises one exploration license and one application.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP101,136,976 (approximately US$53,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing and Miranda may drop or reduce the lands at any time.

Miranda has recovered 70% of the Oribella acquisition costs from Agnico pursuant to the 30:70 funding terms of the Amended Alliance Agreement.

t)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

The terms of the Pavo Option were agreed to in an earlier Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Minimum advance royalty payments US$	Common shares to be issued to ExpoGold
Previously paid and issued	150,000	400,000
June 24, 2013 (paid and issued)	70,000	100,000
June 24, 2014 (paid and issued)	80,000	100,000
June 24, 2015, and on each subsequent anniversary	100,000	100,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

t)	Pavo Real Option, Colombia (continued)

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

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle, effectively forming a corporate option to joint venture on the Pavo Real property. The SPA and SA agreements became effective on June 24, 2010. The SPA and SA were combined with portions of the Cajamarca property on November 1, 2013 and on May 7, 2014 the Cajamarca property lease was terminated so that the agreements are again only for the Pavo Real property. Pursuant to the SPA, Miranda assigned 70% of the shares of Rovira to Red Eagle. The activities of Rovira are governed by the SA. To maintain its 70% shareholding in Rovira, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 “First Capital Contribution” to Rovira within four years (achieved), and further fund Rovira at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years, or contribute a minimum of US$10,000,000 within 10 years; the “Second Capital Contribution”. These capital contributions will be used to fund exploration work at the Pavo Real project. If Red Eagle fails to make the “First Capital Contribution” or the “Second Capital Contribution” within the required timeframe, or if Red Eagle voluntarily terminates making such contributions, then Red Eagle forfeits its shares in Rovira and the SPA and SA terminate.

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

Red Eagle is the operator of the exploration program at Pavo Real.

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

On June 13, 2014, Miranda issued 100,000 common shares to ExpoGold valued at $15,000 pursuant to the Pavo Option. Miranda, in turn, received 100,000 shares of Red Eagle pursuant to the SPA, valued at $22,000, with the excess value of $7,000 of the Red Eagle shares over the Miranda shares taken into exploration and evaluation recoveries.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2014	As at August 31, 2013
Trade and other payables in Canada	$ 53,815	$ 62,763
Trade and other payables in the USA	83,332	76,260
Trade and other payables in Colombia	36,092	155,656
Amounts payable and accrued liabilities to related parties	34,773	1,109

Total	$ 208,012	$ 295,788

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance: There are 74,140,252 shares issued and outstanding as at August 31, 2014.

Fiscal 2014

On June 13, 2014, the Company issued 100,000 common shares to ExpoGold valued at $15,000 pursuant to the Pavo Real Option agreement.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

b)	Share issuance: (continued)

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

As at August 31, 2014, 4,911,250 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.40. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2014, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2014, being $0.15.

The continuity for stock options for the year ended August 31, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Granted	Exercised	Expired	Balance, August 31, 2014
February 25, 2014	$ 0.35	1,842,000	-	-	(1,842,000)	-
September 26, 2015	$ 0.56	1,585,000	-	-	(150,000)	1,435,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	(100,000)	-
October 21, 2016	$ 0.40	1,785,000	-	-	(275,000)	1,510,000
September 24, 2017	$ 0.305	1,575,000	-	-	(230,000)	1,345,000
October 17, 2018	$ 0.155	-	1,142,500	-	-	1,142,500

		6,937,000	1,142,500	-	(2,597,000)	5,482,500

Weighted average exercise price		$ 0.41	$ 0.16	$ -	$ 0.37	$ 0.37

As at August 31, 2014, the weighted average remaining contractual life of the options outstanding was 2.5 years.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

The continuity for stock options for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Granted	Exercised	Expired / Cancelled / Forfeited	Balance, August 31, 2013
January 31, 2013	$ 0.70	1,040,000	-	-	(1,040,000)	-
February 25, 2014	$ 0.35	1,872,000	-	-	(30,000)	1,842,000
September 26, 2015	$ 0.56	1,660,000	-	-	(75,000)	1,585,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	1,865,000	-	-	(80,000)	1,785,000
September 24, 2017	$ 0.305	-	1,575,000	-	-	1,575,000

		6,587,000	1,575,000	-	(1,225,000)	6,937,000

Weighted average exercise price		$ 0.48	$ 0.31	$ -	$ 0.66	$ 0.41

As at August 31, 2013, the weighted average remaining contractual life of the options outstanding was 2.4 years.

The continuity for stock options for the year ended August 31, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Granted	Exercised	Expired / Cancelled / Forfeited	Balance, August 31, 2012
March 28, 2012	$ 0.70	135,000	-	-	(135,000)	-
January 31, 2013	$ 0.70	1,170,000	-	-	(130,000)	1,040,000
February 25, 2014	$ 0.35	1,957,000	-	(85,000)	-	1,872,000
September 26, 2015	$ 0.56	1,745,000	-	-	(85,000)	1,660,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	-	1,865,000	-	-	1,865,000

		5,157,000	1,865,000	(85,000)	(350,000)	6,587,000

Weighted average exercise price		$ 0.52	$ 0.40	$ 0.35	$ 0.67	$ 0.48

As at August 31, 2012, the weighted average remaining contractual life of the options outstanding was 2.5 years.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2014

During the year ended August 31, 2014, the Company recorded $113,413 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted September 24, 2012, of $10,670; and
b)	vesting portion of options granted October 17, 2013, of $102,743.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk-free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

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

Fiscal 2012

During the year ended August 31, 2012, the Company recorded $459,188 in stock-based compensation expense for options vesting in the year as follows:

a)	vesting portion of options granted October 20, 2011, $424,658;
b)	vesting portion of options granted April 19, 2011, $11,019;
c)	vesting portion of options granted December 1, 2010, $2,688; and
d)	vesting portion of options granted September 26, 2010, $20,823.

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk-free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.32 to 4.87 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Issued	Exercised	Expired	Balance, August 31, 2014
October 29, 2013	$ 0.60	100,000	-	-	(100,000)	-
December 19, 2017	$ 0.375	20,835,800	-	-	-	20,835,800
		20,935,800	-	-	(100,000)	20,835,800

Weighted average exercise price		$ 0.38	$ -	$ -	$ 0.60	$ 0.38

The continuity for share purchase warrants for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Issued	Exercised	Expired	Balance, August 31, 2013
October 29, 2012	$ 0.55	100,000	-	-	(100,000)	-
November 3, 2012	$ 0.75	1,000,000	-	-	(1,000,000)	-
October 29, 2013	$ 0.60	100,000	-	-	-	100,000
December 19, 2017	$ 0.375	-	20,000,000	-	-	20,000,000
December 19, 2017	$ 0.375	-	835,800	-	-	835,800
		1,200,000	20,835,800	-	(1,100,000)	20,935,800

Weighted average exercise price		$ 0.72	$ 0.38	$ -	$ 0.73	$ 0.38

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

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

On October 29, 2011, pursuant to a mining lease agreement with Range Minerals Inc. (Ester Dome project), the Company issued the final tranche of 100,000 share purchase warrants with an exercise price of $0.60, expiring on October 29, 2013, with a fair value of $10,969. The assumptions used in the Black-Scholes option pricing model for the fair value were: a risk-free interest rate of 1.14%; an expected volatility of 69%; an expected life of two years; and an expected dividend of zero.

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Ltd. Consulting as CFO, corporate compliance services,

and financial reporting

Mine Development Associates Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned by key management and directors.

For the year ended	August 31, 2014	August 31, 2013	August 31, 2012
Consulting fees CFO	$ 121,012	$ 116,357	$ 114,450
Consulting fees Geology	5,986	-	-
Reimburse office and general expenses	6,160	8,631	5,111
Total	$ 133,158	$ 124,988	$ 119,561

Amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Red Hill property lease.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2014, 2013, and 2012 were as follows:

For the year ended	August 31, 2014	August 31, 2013	August 31, 2012
Consulting fees	$ 126,998	$ 116,357	$ 114,450
Salaries	393,288	356,331	351,760
Directors fees	28,371	30,151	30,319
Share-based compensation	76,002	204,617	314,401
Total	$ 624,659	$ 707,456	$ 810,930

14.	SEGMENTED DISCLOSURE

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

16.	Supplemental Disclosure with Respect to Cash Flows

For the year ended	August 31,	August 31,	August 31,
	2014	2013	2012
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$ -	$ -	$ 10,969
Fair value of shares issued for exploration and evaluation assets	15,000	26,200	46,200
Fair value of shares received for exploration and evaluation assets	40,400	24,000	76,920
Fair value of options exercised	-	-	13,095
Option recoveries in amounts receivable	51,046	-	-
Fair value of marketable securities exchanged for exploration and evaluation assets	-	6,000	-
Interest received	71,524	94,471	87,213

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2014	2013	2012

Loss before income taxes	$(2,752,090)	$(3,215,753)	$ (3,623,914)

Expected income tax (recovery)	$(716,000)	$(817,000)	(924,000)
Change in statutory, foreign tax, foreign exchange rates, and other	(196,000)	(423,000)	(157,000)
Permanent differences	130,000	(98,000)	116,000
Share issue costs	(19,000)	(18,000)	-
Adjustments to prior years provisions versus statutory tax returns and expiry of losses	387,000	-	-
Change in unrecognized deductable temporary differences	414,000	1,356,000	979,123

Deferred income tax expense	$-	$-	$ 14,123

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2014, 2013, and 2012

(stated in Canadian dollars)

17.	INCOME TAXES (continued)

The significant components of the Company’s unrecognized deductable temporary differences and tax losses are as follows:

	2014	Expiry Date Range	2013

Temporary differences
Exploration and evaluation assets	$6,999,000	No expiry date	$6,568,000
Property and equipment	85,000	No expiry date	136,000
Share issue costs	44,000	2034-2037	97,000
Marketable securities	56,000	No expiry date	117,000
Allowable capital losses	60,000	No expiry date	509,000
Non-capital losses available for future period	16,242,000	2015-2034	14,887,000

Canada	5,683,000	2015-2034	5,791,000
USA	10,559,000	2020-2034	9,096,000

Tax attributes are subject to review, and potential adjustments by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2014:

a)	The Company granted stock options to directors, officers, employees and consultants on 1,340,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.145 per share. These options vested immediately;
b)	50,000 options expired on October 23, 2014, due to the resignation of a staff member; and
c)	370,000 options expired on December 2, 2014, due to the retirement of a director.

