Form 20-F
period 2015-03-31
MIRANDA GOLD CORP
filed 2015-12-21
CIK 942149

OMB Number: 3235-0288 Expires: JULY 31, 2018
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2015

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

74,240,252 common shares

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
N/A        Yes ☐ No ☐

3 | P a g e

Table of Contents

GLOSSARY OF TERMS AND ABBREVIATIONS		3

NOTE ON FORWARD LOOKING INFORMATION		9

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3	KEY INFORMATION	12

A.	Selected Financial Data	12
B.	Capitalization and Indebtedness	13
C.	Reasons for the Offer and Use of Proceeds	13
D.	Risk Factors	13

ITEM 4	INFORMATION ON MIRANDA	20

A.	History and Development of Miranda	20
B.	Business Overview	23
C.	Organizational Structure	23
D.	Property	25

ITEM 4A	UNRESOLVED STAFF COMMENTS	48

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48

A.	Operating Results	48
B.	Liquidity and Capital Resources	50
C.	Research and Development, Patents and Licenses	51
D.	Trend Information	51
E.	Off-Balance Sheet Arrangements	52
F.	Tabular Disclosure of Contractual Obligations	52
G.	Safe Harbor	52

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53

A.	Directors and Senior Management	53
B.	Compensation	55
C.	Board Practices	57
D.	Employees	59
E.	Share Ownership	60

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62

A.	Major Shareholders	62
B.	Related Party Transactions	63
C.	Interests of Experts and Counsel	63

ITEM 8	FINANCIAL INFORMATION	64

A.	Consolidated Statements and Other Financial Information	64
B.	Significant Changes	64

1 | P a g e

ITEM 9	THE OFFER AND LISTING	64
		64
A.	Offer and Listing Details	64
B.	Plan of Distribution	65
C.	Markets	66
D.	Dilution	66
E.	Expenses of the Issue	66

ITEM 10	ADDITIONAL INFORMATION	66

A.	Share Capital	66
B.	Memorandum and Articles of Association	66
C.	Material Contracts	66
D.	Exchange Controls	66
E.	Taxation	67
F.	Dividends and Paying Agents	74
G.	Statement by Experts	74
H.	Documents on Display	74
I.	Subsidiary Information	74

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	75

ITEM 15	CONTROLS AND PROCEDURES	75

ITEM 15T	CONTROLS AND PROCEDURES	76

ITEM 16	[RESERVED]	76

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	76
ITEM 16B	CODE OF ETHICS	76
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	77
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	77
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	77
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	77
ITEM 16G	CORPORATE GOVERNANCE	78
ITEM 16H	MINE SAFETY DISCLOSURE	78

ITEM 17	FINANCIAL STATEMENTS	79

ITEM 18	FINANCIAL STATEMENTS	79

ITEM 19	EXHIBITS	80

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

2 | P a g e

GLOSSARY OF TERMS AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico
Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project until it was terminated in September 2012, and since January 23, 2013, has an alliance agreement in Colombia (the “Colombian Alliance”).

AHI	Alaska Hardrock Inc., a State of Alaska corporation, and is the lessor of a parcel of patented and State of Alaska mining claims referred to as “Willow Creek”.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
ANM	Agencia Nacional de Minera of Colombia
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Antioquia Gold	Antioquia Gold Inc. is a mining exploration company listed on the Toronto Venture Exchange with an exploration focus in Colombia.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
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

Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the optionor of the Pavo Real and (formerly) the Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).
Geophysics
Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.

4 | P a g e

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

5 | P a g e

MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III
Miranda Gold Colombia III is a B.C. company with a Colombian branch that is the optionee of the Company’s Pavo Real project in Colombia. Red Eagle changed the name of the Company to Rovira Mining Limited.

MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch that was the lessee of the Company’s Cajamarca project in Colombia, prior to its termination.
MAD V	Miranda Gold Colombia V is a B.C. company organized to hold a mineral property lease on the Cerro Oro project in Colombia.
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

6 | P a g e

Montezuma	Montezuma Mines Inc. is a mineral exploration company. The Company has an option agreement with Montezuma on the Red Canyon property.
Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that was the lessor of the Coal Canyon and Red Hills properties, when the Company held them. Nevada North also now holds the Mustang property.
Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
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

7 | P a g e

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

Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
RCC	Red Canyon Corporation, the lessor of the Red Canyon project.
RCP and RCP LLC	Red Canyon Project, formed as a Nevada limited liability company.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle was the Company’s partner in MAD III (Rovira) and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation or RC drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company had entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification
Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

SPA
Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company had entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”).

8 | P a g e

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

TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric (also known as long) tonne (1.102 short tons, 2,240 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company also owned 200,000 shares of White Bear, until they were sold in fiscal 2014.

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

9 | P a g e

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

10 | P a g e

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

11 | P a g e

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

In this Annual Report all currency refers to Canadian dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last four fiscal years ended August 31.

For the Year Ended August 31

	2015	2014	2013	2012
	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil
Loss for the year	1,867,176	2,752,090	3,215,753	3,638,037
Loss per share: basic and diluted	(0.03)	(0.04)	(0.05)	(0.07)
Total assets	3,629,541	5,274,980	7,939,762	5,889,880
Total liabilities	300,739	208,012	295,788	232,792
Working capital	2,848,742	4,561,243	7,201,737	5,249,511
Net assets	3,328,802	5,066,968	7,643,974	5,657,088
Capital stock/share capital	29,676,003	29,667,503	29,652,503	26,591,533
Dividends per share	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	74,165,457	74,061,896	67,673,299	52,927,922

12 | P a g e

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2011 through to August 31, 2015.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2015	1.210
For the Year Ended August 31, 2014	1.078
For the Year Ended August 31, 2013	1.011
For the Year Ended August 31, 2012	1.009
For the Year Ended August 31, 2011	0.989

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2015	July 2015	August 2015	September 2015	October 2015	November 2015
High	1.2405	1.2903	1.3197	1.3308	1.3121	1.3307
Low	1.2316	1.2815	1.3089	1.3210	1.3023	1.3243

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.397 as of December 17, 2015.

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

13 | P a g e

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

14 | P a g e

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

15 | P a g e

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

16 | P a g e

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

17 | P a g e

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

18 | P a g e

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

The market price of Miranda’s common shares has ranged from a high of $0.105 and a low of $0.065 during the twelve month period ended November 30, 2015. See “Market for Common Equity and Related Shareholder Matters”.

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

19 | P a g e

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

20 | P a g e

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

Fiscal year ended August 31, 2014

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

On October 8, 2013, the Company announced that Red Eagle, its funding partner at Pavo Real in Colombia had identified a new area of mineralization associated with close-spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques.

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

21 | P a g e

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

On May 13, 2014, the Company announced the acquisition of the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold, and comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon fees were paid.

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

Fiscal year ended August 31, 2015 and subsequent

On October 23, 2014, the Company filed an NI 43-101 compliant technical report (dated September 30, 2014) supporting the independently estimated initial resource for the Willow Creek Coleman deposit, comprising a Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 g Au/t and an additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 g Au/t in the Inferred category. All resource categories use a cutoff of 7.0 g Au/t. This NI 43-101 compliant report was prepared by independent QP, David Linebarger.

On November 5, 2014, the Company signed a definitive agreement with Gold Torrent that supersedes the letter of intent signed on August 6, 2014, on its Willow Creek project in Alaska. Under the terms of the agreement, Gold Torrent will be the operator of the joint venture; Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda will have a 30% interest in the joint venture; the parties will proportionately fund (or proportionately dilute) any capital expenditures in excess of the Initial Capital (“Excess Capital”); and the Company will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

On February 27, 2015, the Company entered into a purchase and sale agreement with European Uranium Resources Ltd. (“EUU”) to sell a 100% interest in Miranda’s Mustang, Iron Point and Kibby Flat projects and the assignment and assumption of Miranda’s mining lease on the Red Hill project, all located in Nevada. On April 30, 2015, the agreement with EUU was terminated due to EUU's failure to complete the conditions of closing the agreement. Miranda allowed the Iron Point and Kibby Flat claims to lapse on August 31, 2015, and returned the Red Hill project to the lessor and on August 20, 2015, the Company transferred its 100% interest in the Mustang Project located in Nye County, Nevada, to Nevada North for a retained 1.0% NSR.

On August 28, 2015, the Company entered into a Project Management Agreement for the formation and organization of a limited liability company (the “LLC”) to hold the lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Having met the expenditure requirements of US$4 million under a now superseded exploration agreement; Montezuma owns 60% of the LLC and Miranda owns 40% of the LLC. Montezuma has also paid Miranda US$360,000 as consideration for the option to buy-out Miranda’s 40% interest in the LLC, with Miranda retaining a 0.5% net smelter return (“NSR”) royalty, upon meeting the purchase conditions during the term of the underlying lease. Until then, Montezuma will fund 100% of the costs of the LLC to maintain and advance the exploration of the Red Canyon property. If Montezuma fails to fund and meet its obligations pursuant to the Exploration Agreement and underlying lease, it will forfeit its interest in the LLC to Miranda.

22 | P a g e

On October 9, 2015, the Company executed an option agreement by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property, Colombia, with minimum operation payments due and share issuance by the Company. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR royalty will commence.

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc. The parties have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B Royalty”). The “A” Royalty covers the area, including the Coleman resource that will be initially developed and placed into production. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets. Miranda has agreed to purchase up to 100% of the “A” Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the “A” Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest with the first payment commencing on October 31, 2015. As each contract is paid Miranda will register its ownership of the “A” Royalty purchased. If Miranda does not complete payment of any contract the remainder of the “A” Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% “A” Royalty. In addition, Renshaw has agreed to grant Miranda the option to purchase the “B” Royalty which option may be exercised at any time provided that the “A” Royalty contracts are not in default. Miranda may purchase up to 100% of the “B” Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are not inconsistent with those of the “A” Royalty.

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

The majority of the Company’s exploration projects are in Colombia, with one project in Alaska. The Company’s projects in Colombia include Pavo Real, Cerro Oro, Oribella, and Antares. The Willow Creek project is located in Alaska.

We have built a track record of successful project definition and acquisitions. We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.          Organizational Structure

Miranda has two active directly, and wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. (“MAD I”), which was incorporated under the laws of the Province of British Colombia, Canada.

23 | P a g e

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

24 | P a g e

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

Miranda’s exploration funds are expended on generative exploration programs, principally in Alaska in the USA and in Colombia, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2015.

As at the date of this Form 20-F, the Red Canyon property in Nevada and the Willow Creek project in Alaska, are funded and being explored under funding agreements. The Antares and Oribella projects in Colombia are being partially funded (70%) under the Alliance Agreement with Agnico; while the Cerro Oro project in Colombia is being funded (100%) under an agreement with Prism. Miranda is currently seeking a funding partner for the Pavo Real project in Colombia.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as this is typically up to the funding partner.

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

25 | P a g e

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

Gold Torrent is now in discussions with the permitting agencies as well as all other stakeholders affected by the development of the Willow Creek project. By utilizing pre-existing roads and tunnels and off-site processing, the operation is expected to have small visual and physical impacts.

Willow Creek Property

The following summary (beginning on page 28) has been reproduced from a technical report titled “Technical Report on the Willow Creek Project, Matanuska-Susitna Borough, Alaska” dated September 30, 2014 (the “Willow Creek Report”) by David Linebarger, RM SME of Linebarger Consulting LLC. The Willow Creek Report was written in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators. The author is a “Qualified Person” as the term is defined in NI 43-101 and is considered “independent” for the purposes of NI 43-101.

The Willow Creek Report has been electronically filed with regulators and is incorporated herein by reference. The Willow Creek Report is available on SEDAR at www.sedar.com under the Corporation’s profile and is incorporated by reference in this Annual Report on Form 20-F.

The Renshaw Royalty

Miranda has reached an agreement to purchase from Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc.

The parties have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B Royalty”). The “A” Royalty covers the area, including the Coleman resource that will be initially developed and placed into production. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

26 | P a g e

“A” Royalty – West Side Willow Creek Project

Miranda has agreed to purchase up to 100% of the “A” Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the “A” Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest with the first payment commencing on October 31, 2015. As each contract is paid Miranda will register its ownership of the “A” Royalty purchased. If Miranda does not complete payment of any contract the remainder of the “A” Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% “A” Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the “B” Royalty which option may be exercised at any time provided that the “A” Royalty contracts are not in default. Miranda may purchase up to 100% of the “B” Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are not inconsistent with those of the “A” Royalty.

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

27 | P a g e

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

28 | P a g e

Figure 1.1 - Willow Creek Project Location

Willow Creek Project
Willow
Wasilla
Palmer
Anchorage
3
3
1
1
1
1
330000
340000
350000
360000
370000
380000
390000
400000
410000
6860000
6840000
6820000
6800000
6780000
Legend
Cities
Roads
Claim Outlines
Patent Claim
State Claim
N
0 3 6 12
Miles
0 5 10 20
Kilometers
MIRANDA GOLD
CORP.

29 | P a g e

Figure 1.2 – Willow Creek Project Land Status Map

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

The Willow Creek Project has no outstanding environmental liabilities, but if a historic tailings pond was incorporated into new mining a reported cyanide plume would require a monitoring program including aquifer test wells.

1.3	Geology and Mineralization

The Lucky Shot vein is characterized by four vein segments or blocks of the same vein transected by northwest high-angle post-mineral faults. The four segments from west to east are the Coleman, the Lucky Shot, the War Baby and Murphy. See Figure 1.3.

30 | P a g e

Figure 1.3 - Willow Creek Project Vein Segments (looking north)

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

32 | P a g e

Table 1.1 - Willow Creek Project – Coleman Zone - Mineral Resources
Measured
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7.0	11,500	28.5	10,500

Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7.0	67,200	23.9	51,600

Measured and Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7.0	78,700	24.6	62,100

Inferred
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
7.0	5,300	24.2	4,100
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

- End of extracted summary of the Willow Creek Report -

34 | P a g e

MIRANDA’S REMAINING NEVADA PROPERTY

The following summary table identifies the nature of our ownership or interest in the remaining Nevada property, describes our interest in the property, describes the type, names, number, unique identifying numbers and the approximate size in acres of the project.

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

As at the date of this Annual Report, Miranda’s funding partner is exploring and advancing the following project in Nevada: Red Canyon during fiscal 2015.

Red Canyon Project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

On November 18, 2003, the Company entered into a 20-year mining lease with option to purchase for the Red Canyon property, Eureka County Nevada with RCC. The lease is maintained by payment of minimum annual advance royalty payments. Upon completion of a bankable feasibility study, Miranda can exercise the option to purchase by payment to RCC of US$1,000 and is subject to RCC retaining a sliding scale NSR royalty between 3% and 5% depending on the price of gold. The Company will have the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

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

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma on the Red Canyon property. Montezuma has completed the US$4,000,000 in qualifying exploration expenditures to earn a 60% interest.

On September 1, 2015, the Company executed a Project Management Agreement for the formation and organization of a limited liability company (“LLC”) to hold the lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Having met the expenditure requirements of US$4.0 million under a now superseded exploration agreement (above); Montezuma owns 60% of the LLC and Miranda owns 40% of the LLC.

Montezuma has also paid Miranda US$360,000 as consideration for the option to buy-out Miranda’s 40% interest in the LLC, with Miranda retaining a 0.5% NSR, upon meeting the purchase conditions during the term of the underlying lease. Until then, Montezuma will fund 100% of the costs of the LLC to maintain and advance the exploration of the Red Canyon property. If Montezuma fails to fund and meet its obligations pursuant to the Exploration Agreement and underlying lease, it will forfeit its interest in the LLC to Miranda.

Location and means of access to the property

Red Canyon is on the northwestern flank of the Roberts Mountains approximately 92 road miles southwest of Elko, Nevada on the Battle Mountain-Eureka Gold Trend.

35 | P a g e

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

36 | P a g e

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

From 2009 to 2011, Montezuma completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys. To this date, Montezuma has drilled a total of 26 reverse circulation and three core holes for a total of 25,607 feet. Montezuma conducts its drilling under the BLM approved Red Canyon POO that permits up to 125 acres of total disturbance.

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

In total, Montezuma’s exploration program to date has included drilling 35 reverse circulation holes and 3 core holes for a total of 35,212 feet.

37 | P a g e

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

NEVADA PROJECTS DROPPED:

During the fiscal year ended August 31, 2015, the Company dropped, or allowed claims to lapse on the following properties in Nevada:

•	Big Blue;
•	Iron Point;
•	Kibby Flat;
•	Mustang; and
•	Red Hill.

38 | P a g e

MIRANDA’S COLOMBIA PROPERTIES

Miranda’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Alaska by making an entry into an under-explored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

The following summary table identifies the nature of our ownership or interest in the Colombia properties, the type of claim, number of claims, and the unique identifying numbers.

Property	Ownership/Owner	Type of Claim	No. of Claims	Serial #s	Option Agreement
Antares	ExpoGold Colombia S.A. / Miranda Gold Colombia II	Colombia Applications via Ingeominas	2 applications	OG8-08042 & OGN-11491	Agnico Alliance
Antares	Activos Mineros de Colombia S.A.S. / Miranda Gold Colombia II	Colombia Applications via Ingeominas	5 applications	OG2-095310; PKC-10311; PKO-08531; QDO-10291; PDO-08001	Agnico Alliance
Antares	Miranda Gold Colombia II	Colombia Applications via Ingeominas	3 applications	OG2-084816, OG2-085116, QF9-08011	Agnico Alliance
Cerro Oro	Antonio Alvarez / Miranda Gold Colombia II	Colombian Ingeominas Concession	2 applications	LHB-11031 & OG2-08131	Prism Resources Inc.
Oribella	Miranda	Colombian Ingeominas Concession	1 license 1 concession	B7647005	Agnico Alliance
Pavo Real	ExpoGold Concession to Rovira (MAD III)	Colombian Ingeominas Concession	4 concessions	IHT-10542X, IHT-10541, KG3-14191, JLI-10231	none

39 | P a g e

The following is a location map of our properties in Colombia.

Guajira
Atlantico
Magdalena
Cesar
Sucre
Bolivar
Cordoba
Norte de Santander
Antioquia
Santander
Arauca
Antares
Oribella
MEDELLIN
Choco
Boyaca
Casanare
Caldas
Cerro Oro
Cundinamarca
Vichada
Quindio
BOGOTA D.C.
Tolima
Pavo Real
Valle
Meta
Guainina
Huila
Cauca
Guaviare
Narino
Caqueta
Vaupes
Putumayo
Amazonas
Miranda Propierties
Colombia Deparments
0 62.5 125 250 Kilometers
MIRANDA GOLD CORP.
MAD Propierties in Colombia
Page 1

40 | P a g e

Antares, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property, with minimum operation payments due and a share issuance by the Company according to the Antares Option. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR royalty will commence.

Miranda paid US$60,000 on October 9, 2015, with a second payment of US$60,000 due on October 9, 2016. A $70,000 payment will be due within 30 days of the registration of the mining concession in the National Register of the core application and subsequent annual payments will be required on the anniversary of that registration date until the payments of a 1.8 % production royalty commence from commercial production. The Mining Lease is for fifty years. Annual work requirements to a cumulative US$2.0 million are required over six years, but this work commitment can be suspended for any two year period that Miranda does not have a partner funding work at Antares.

The Antares project covers a large intrusive related gold system with both veinlet and sheeted fracture controlled gold mineralization. The combined project covers 10,500 hectares. It is located 20km east northeast of Medellin and 45km west southwest of the Gramalote deposit within the Antioquia Batholith.

Funding partner agreements

Pursuant to the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. This includes the Antares project. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

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

Exploration work completed by Miranda and its funding partners on the property

Antares is a grass-roots generated project. Initial prospecting in the area led to a large-scale stream sediment sampling program which showed widespread anomalous gold values in most drainages. Follow-up of these anomalies led to systematic channel sampling of a historic large hydraulically mined open cut referred to as the Santa Rita pit.

Previous systematic 2m-interval channel sampling by Miranda within the Santa Rita hydraulic pit shows an area of 310m by 160m of near continuous mineralization where sample intervals composite above 0.4 g Au/t. The better continuous runs of channel samples within the larger anomaly include 32m of 1.24 g Au/t and 18m of 1.5 g Au/t. This mineralization is open in two directions and extends to the limit of the pit. A small road cut exposure approximately 150m north of the pit limit shows 4m of 2.6 g Au/t and this mineralization may be continuous with the mineralization in the pit.

41 | P a g e

Miranda sampling shows that the central project area is within the footprint of a very strong stream sediment anomaly that covers approximately 12sq km. Of fifteen stream sediment samples that make up this anomaly, all are more than 100ppb, and seven of fifteen are greater than 500ppb Au with a high of 9,820ppb Au. Numerous other high-grade stream sediments samples require follow-up and definition elsewhere on the project.

Rock formations and mineralization

Miranda's exploration model at Antares is for an intrusive-related sheeted vein-fracture system analogous to the Gramalote deposit. The resource at Gramalote consists of five or more parallel, northeast mineralized zones. These zones probably reflect structures of a regional dilational framework that is also prevalent and important for exploration at Antares. Gramalote (4M ounces gold, owned by B2 Gold and Anglo Ashanti), is a large intrusive related gold system that is noted for large areas of historic open cut hydraulic mining. Similarly, the Antares project contains eight large pits that were a result of historic hydraulic gold mining of in situ weathered granite. Mined areas commonly show subparallel high density fracturing and veinlets within the granitic host rock. Clays and hematite are the dominant alteration types; locally veins show distinctive alteration selvages that may be relict feldspar and potassic alteration. The dominant structures on both the fracture scale and project scale are northeast. An alignment of hydraulic workings and adits suggests that the Antares mineralization extends for 5.5km.

Exploration Plans

Upon signing the Mining Lease, Activos will deliver additional data regarding several of the applications to Miranda. Exploration will begin in and around the Santa Rita pit while identifying other mineralized zones along the 5.5km trend, especially within the area of the large stream sediment anomaly. Antares is subject to the Agnico and Miranda Alliance and Agnico will be provided with a Target Report to see if they want participate in the project. Work in 2016 could include shallow drilling on the road above the Santa Rita pit to demonstrate continuity to the mineralization observed in the channel samples.

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

Funding partner agreements

On June 23, 2014, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Prism. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD V to Prism. MAD V will be the corporate vehicle that will ultimately hold the Colombian corporation that holds the Cerro Oro Option. The activities of MAD V are governed by the SA. To maintain its 70% shareholding in MAD V, effectively representing a 70% interest in the Cerro Oro Option, Prism must make an aggregate US$4,000,000 contribution to MAD V within five years on the following schedule. These funds will be used to fund exploration work on the Cerro Oro project.

42 | P a g e

Due Dates	Exploration Expenditures US$
June 23, 2015 (obligation, met)	200,000
June 23, 2016 (obligation)	500,000
June 23, 2017	800,000
June 23, 2018	1,000,000
June 23, 2019	1,500,000
Total expenditure	4,000,000

Upon Prism funding the first US$4,000,000, 51 of the 70 shares of MAD V owned by Prism, shall not be subject to the forfeiture or transfer provisions of the SPA and Prism shall then have the option and right to fund through to completion of a feasibility study retain without forfeiture the additional 19 of the 70 shares.

Prism has issued 200,000 common shares of Prism to Miranda, valued at $18,400, and reimbursed Miranda for US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. During the August 31, 2015 fiscal year, Prism reimbursed Miranda $12,189, for certain expenditures incurred prior to the execution of the SA.

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

Exploration work completed by Miranda and its funding partners on the property

At Cerro Oro gold-silver mineralization is hosted in sericiticly and argillically altered 2-3MA volcanic tuffs and flows of the Combia Formation associated with extensive multidirectional hematitic fractures zones. This formation overlies porphyry systems elsewhere in the Cauca Belt. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although inferred late-stage quartz-stibnite-gold veins occur locally. Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two or more square kilometers. Alteration seems controlled predominantly along a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine-grained free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ rock by small-scale hydraulic mining. Surface exposures are intensely weathered and oxidized but one subcrop exposes mineralization that is typified by close-spaced, pyritic, generally open fractures with minor silica selvages. Miranda infers that alteration and mineralization style at Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system and an initial bulk-tonnage target is presented. Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to porphyry-style mineralization several kilometers away. A total of 446 rock samples have been collected at Cerro Oro with the majority being channel samples with widths from 0.2m to 2.9m. Assays are pending on 43 samples but 11% of current assayed samples contained greater than 0.5 g Au/t. The highest assay reported was 28 g Au/t. Current work involves permitting several trenches that are designed to test for mineral continuity between several of the artisanal underground workings. Based on the trench results, drill target could be defined.

43 | P a g e

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

Oribella, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia. This new project was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”). The Oribella project comprises one exploration license and one application. Of the first-year acquisition costs of $62,715 incurred in the year ended August 31, 2014, 70% was recovered from Agnico ($43,901) according to the Amended Alliance Agreement.

During the fiscal year ended August 31, 2015, an additional $57,579 was spent on acquisition costs, and 70% of this ($40,305) was recovered from Agnico according to the Amended Alliance Agreement.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$53,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid.

Funding partner agreements

Pursuant to the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

Miranda has recovered 70% of the Oribella acquisition costs from Agnico pursuant to the 30:70 funding terms of the Alliance Agreement. A Target Report recommending Oribella was submitted to Agnico in September 2015. Additional work will be required before Oribella will be accepted as a Designated Property.

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

44 | P a g e

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

In 2015, at Agnico’s request to confirm continuity of surface outcrop mineralization, hand dug trenching was attempted. Unfortunately, the density and thickness of the surface overburden prevented trenches from reaching bedrock. Additional surface outcrop samples were collected and the results will be submitted to Agnico once they are received from the lab.

Pavo Real, Tolima Department, Colombia

Nature of interest and terms of acquisition

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

The terms of the Pavo Option were agreed to in an earlier Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Minimum advance royalty payments (in US dollars)	Common shares to be issued to ExpoGold
Previously paid and issued	300,000	600,000
June 24, 2015, (paid and issued)	100,000	100,000
June 24, 2016	100,000	100,000
June 24, 2017, and on each subsequent anniversary	100,000	100,000

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

45 | P a g e

The Pavo Real project covers approximately 18,000 hectares and is located in the Tolima Department of Colombia.

Funding partner agreements

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle, effectively forming a corporate option to joint venture. The SPA and SA agreements became effective on June 24, 2010. These agreements (SPA and SA) were terminated on December 31, 2014, and the 70 shares of Rovira were returned to Miranda.

Miranda is currently seeking a funding partner for Pavo Real.

Location and means of access to the property

Pavo Real lies within the department of Tolima 2.5 miles from the town of Rovira and 12.4 miles south of the city of Ibague. The Pavo Real project is easily accessed by road with manpower, water and power readily available.

History of previous operations and previous operators on the property

Exploration work on Pavo Real includes mapping, surface soil and rock sampling, geophysical surveys, trenching and completion of a nine-hole, 11,150 ft drill program. Limited artisan mining is active on the property.

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

Miranda is encouraged by numerous anomalous intercepts. This phase of the Red Eagle drilling partially tested targets near the La Cruzada adits, the Quebrada Virgen adit and a breccia on the west side of the property.

A mobile metal ion (“MMI”) geochemical sampling and mapping program of the entire district was completed to identify additional drill targets. Traditional soil sampling has not proved effective in this very steep topography and Red Eagle expects the MMI method to be an improvement.

46 | P a g e

The MMI program has identified a new area of mineralization associated with associated closed-spaced dikes, veins and hydrothermal breccias within a large (1,640 foot by 1,640 foot) gold and multi-element soil anomaly. The current exploration campaign is targeting potential large breccia-hosted gold deposits and potential related copper-gold porphyry systems at depth. This most recent rock channel sampling was carried out in an area of high-level vein and hydrothermal breccia mineralization associated with rhyodacite porphyry dikes, where MMI soil sampling returned strong coincident gold, silver and copper anomalies. Miranda feels the distinct and strong concurrence of gold with base metals and the density of dikes and breccias on this target may indicate that the MMI anomaly is proximal to a buried intrusive center that is releasing exsolved gold and base metals through explosive breccias. The breccias may also reflect porphyry style mineralization at depth. Miranda also feels that the final trenching conducted by Red Eagle over this anomalous area did not penetrate barren cover and as such did not adequately test the breccia target.

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

COLOMBIA PROJECTS DROPPED:

Cajamarca, within the departments of Tolima and Quindio, Colombia

Nature of interest and terms of acquisition

The Cajamarca project covers a total of 38.1 square miles and lies within the departments of Tolima and Quindio.

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

The agreement for Minagrande required staged payments of US$92,000. Miranda had already made the canon payment (government fees) of $51,849 and the application was accepted by, and was pending registration with, the national mining registry. On April 12, 2013, the Company paid canon fees (government fees) to Ingeominas in Colombia of $51,849 for acquisition of the Minagrande property, of which Miranda recovered $36,294 from Agnico pursuant to an agreement. During the fiscal year ended August 31, 2015, Miranda and Agnico agreed to abandon the Minagrande property, and Miranda wrote off the residual acquisition costs of $15,555.

47 | P a g e

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Miranda, which statements are prepared as a going concern in accordance with IFRS.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Alaska and Colombia.

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

48 | P a g e

Results of Operations for the year ended August 31, 2015, 2014 and 2013

The Company incurred a loss of $1,867,176 (2014 - $2,752,090; 2013 - $3,215,753) and a comprehensive loss of $1,878,973 for the year ended August 31, 2015 (2014 - $2,705,419; 2013 - $3,296,198).

Expenses for the year ending August 31, 2015 were $1,693,560 (2014 - $2,730,123; 2013 - $3,158,430).

Significant or noteworthy expenditure differences between the three years include:

	--- For the year ended ---
	August 31,	August 31,	August 31,
	2015	2014	2013
	$	$	$
Loss for the year	1,867,176	2,752,090	3,215,753
Exploration and evaluation expenditures	1,328,046	1,986,071	1,904,139
	Trending decrease is due to management’s focus on the Colombia and Alaska projects and the exit from Nevada.

Exploration and evaluation expenditure (recoveries)	(568,669)	(647,736)	(687,306)
	Trending decrease in recoveries is in relation to the recoverable exploration spend in Colombia. Nevada recoveries are now zero.

Investor relations	64,332	72,252	252,761
	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Office rent, telephone, secretarial, and sundry	140,255	127,576	190,594
	It is the Company’s intent to curtail spending in this area; however, the fiscal 2015 increase over the fiscal 2014 spending is due to corporate development training costs incurred of $21,782.

Stock-based compensation	132,307	113,413	329,143

Trending decrease is due to the method of calculating this line item – the Black-Scholes option pricing model uses the Company share price as a significant input – and the share price has fallen over the last three years.

Travel and business promotion	76,257	138,828	130,430
	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Wages and benefits	452,899	603,843	705,056

Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury. In addition, and due to the Company’s exit from Nevada, the Company has terminated all office and field staff stationed in Elko, Nevada.

49 | P a g e

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

During the August 31, 2015, fiscal year, the Company issued 100,000 common shares pursuant to an option to joint venture agreement.

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

50 | P a g e

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31, 2015 $	May 31, 2015 $	Feb 28, 2015 $	Nov 30, 2014 $	Aug 31, 2014 $	May 31, 2014 $	Feb 28, 2014 $	Nov 30, 2013 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(278,194)	(478,175)	(525,935)	(584,872)	(629,026)	(654,947)	(571,876)	(896,241)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Miranda began the fourth quarter of the 2015 fiscal year with cash of $2,684,925. During the three months ended August 31, 2015, the Company received $136,872 on operating activities and expended $21,357 for investing activities and experienced a positive effect of $100,651 from foreign exchange on cash, to end on August 31, 2015, with $2,901,091 in cash.

Miranda began the 2015 fiscal year with cash of $4,181,474. During the year ended August 31, 2015, the Company expended $1,441,765 on operating activities and $52,528 on investing activities and experienced a positive effect of $213,910 from foreign exchange on cash to end on August 31, 2015, with $2,901,091 in cash.

As at December 1, 2015, there were 4,812,500 stock options outstanding pursuant to the Plan, none of which were “in-the-money” (TSX.V closing price November 30, 2015 was $0.07). In addition, as at December 1, 2015, there were 20,835,800 share purchase warrants outstanding, none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding August 31, 2015	74,240,252	20,835,800	6,092,500
Stock options expired – September 26, 2015	-	-	(1,230,000)
Stock options expired – December 1, 2015	-	-	(50,000)
Outstanding at the date of this Annual Report	74,240,252	20,835,800	4,812,500

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

51 | P a g e

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

F.          Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2015:

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

52 | P a g e

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists as of August 31, 2015, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham 1	Director, Chairman, President and CEO	November 7, 2003, President of Miranda U.S.A. Inc. and on February 9, 2004, as Chairman, President and Chief Executive Officer of Miranda
Joseph Hebert	Director and Executive Vice President	December 8, 2003 as VP Exploration and as a Director on January 21, 2014
James Cragg 1, 2	Director	December 13, 2004
Kevin Nishi 1, 2	Director	February 16, 2015
Len Goldsmith 3	Chief Financial Officer	October 17, 2013
Doris Meyer 4	Corporate Secretary	February 1, 2006
1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Len Goldsmith was appointed as CFO effective October 17, 2013; he was the controller from September 22, 2010
4 Doris Meyer resigned as CFO with effect from October 17, 2013, but remained as Corporate Secretary

There are no family relationships between any two or more Directors or Executive Officers of Miranda. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of Miranda.

Kenneth Cunningham

Mr. Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and Chairman, President and Chief Executive Officer of Miranda. Mr. Cunningham has over thirty-nine years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company. Mr. Cunningham was a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company, until he stepped down in August 2015.

53 | P a g e

Joseph Hebert

Mr. Joseph Hebert, B.S. Geo., is a Director and Executive Vice President of Miranda. Mr. Hebert brings over 30 years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. 25 of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the +8.5 million ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying, advancing, and drilling the discovery hole at the pediment-covered ET Blue Project which Barrick now calls Goldrush. Barrick reports a resource at Goldrush of 8.4 million ounces of gold. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career and was instrumental in assembling the company's exploration staff in both Elko, Nevada and Medellin, Colombia. This is the third time that Mr. Hebert and Mr. Cunningham have worked together. Each of the previous associations has resulted in successful exploration discoveries in Nevada.

James Cragg

Mr. James F. Cragg is a director of Miranda and has served in this capacity since December, 2004. He is a business and marketing consultant. In the past he was President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA. He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg is an independent director.

Kevin Nishi

Mr. Kevin Nishi has been a Partner at Smythe LLP since 1996. Mr. Nishi has extensive background in accounting and auditing for public and private companies. He has been an independent Director of Lincoln Mining Corporation since April 9, 2014 and Miranda Gold Corp. since February 2015. He served as an Independent Director of Paget Minerals Corp. from August 6, 2009 to March 19, 2015. He served as an independent Director at SnipGold Corp., until March 3, 2015. He served as an independent Director of Cascade Resources Ltd. from July 24, 2007 to March 23, 2009. He is a Chartered Professional Accountant and Chartered Business Valuator. Mr. Nishi holds a Bachelor of Business Administration degree from Simon Fraser University. Mr. Nishi is an independent director.

Len Goldsmith

Mr. Len Goldsmith joined Miranda as its controller on September 22, 2010, and was named Chief Financial Officer on October 17, 2013. He is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Mr. Goldsmith was a member, since 1991. Mr. Goldsmith is also a designated fellow of the Association of Chartered Certified Accountants (“FCCA”) based in the United Kingdom, and obtained his IFRS Certification (“CertIFR”) from the ACCA in 2009. Mr. Goldsmith’s experience as an accountant has been broad and it has taken him in and out of the mining industry over his 30-year career, including a post as accountant for Hudson Bay Mining & Smelting in Flin Flon, Manitoba (Trout Lake Copper Mine and the Namew Lake Nickel Mine); accountant for Peace River Coal (Anglo American PLC) in Vancouver; assistant controller for North American Tungsten in Vancouver; as CFO for a coal beneficiation company in Turkey; and as CFO for a private gold exploration company, also in Turkey.

Doris Meyer

Ms. Doris Meyer joined Miranda as its Chief Financial Officer effective February 1, 2006 and as Corporate Secretary effective June 1, 2006. She resigned as CFO in October 2013. She is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Ms. Meyer was a member, since 1985. Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly-traded mining companies. Both Len Goldsmith and Doris Meyer are employees of and paid salaries by Golden Oak. Miranda pays consulting fees to Golden Oak pursuant to an agreement.

54 | P a g e

B.           Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee for his services as a director of Miranda, and additional fees for chairing committees. In the fiscal year ended August 31, 2015, Miranda paid $36,918 in director fees. Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors. The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2015.

Name	Date of Grant	Options Granted	Exercise Price	Expiry date
James F. Cragg	Sept 3, 2014	100,000	$0.145	Sept 3, 2019
Kevin Nishi	Feb 16, 2015	100,000	$0.145	Feb 16, 2020
Steve Ristorcelli (1)	Sept 3, 2014	100,000	$0.145	Sept 3, 2019
Ian Slater (2)	Sept 3, 2014	100,000	$0.145	May 17, 2015 (2)
(1) – resigned Sept. 11, 2014, remains as a consultant to the Company
(2) – resigned Feb. 16, 2015

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

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2015.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) Chairman, President/CEO	2015	$256,821	Nil	Nil	300,000	Nil
Joseph Hebert (2) Executive Vice President	2015	$196,328	Nil	Nil	250,000	Nil
Len Goldsmith (3) Chief Financial Officer	2015	Nil	Nil	Nil	75,000	Nil
Doris A. Meyer (3) Corporate Secretary	2015	Nil	Nil	$123,789	75,000	Nil

55 | P a g e

(1)
During the financial year ended August 31, 2015, Mr. Cunningham was paid US$212,230 in salary, the approximate Canadian dollar equivalent of $256,821 using an average exchange rate for the financial year of 1.21. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)
During the financial year ended August 31, 2015, Mr. Hebert was paid US$162,240 in salary, the approximate Canadian dollar equivalent of $196,328 using an average exchange rate for the financial year of 1.21. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)
Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. Golden Oak was paid consulting fees of $123,789 for the provision of both the Chief Financial Officer and Corporate Secretary functions. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

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

56 | P a g e

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

57 | P a g e

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

Audit committee members

For the fiscal year ended August 31, 2015, the Audit Committee of the Board of Miranda is comprised of Messrs. Ken Cunningham, Kevin Nishi, and James Cragg. Mr. Nishi and Mr. Cragg are considered independent and Mr. Cunningham, being a member of management, is not considered independent. All of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

58 | P a g e

Kevin Nishi is a Chartered Professional Accountant (CPA) and is a Certified Business Valuator (CBV). Mr. Nishi is also considered a financial expert.

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

For the fiscal year ended August 31, 2015, the Compensation Committee of the Board of Miranda included Messrs. James Cragg and Kevin Nishi. Both members are considered “independent” as that term is defined in applicable securities legislation.

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

D.           Employees

As of August 31, 2015, there are two full time employees in Nevada and nine full time employees in Colombia. Len Goldsmith the Chief Financial Officer and Doris Meyer the Corporate Secretary are retained pursuant to the Golden Oak Agreement.

59 | P a g e

E.           Share Ownership

The following table sets forth, as of November 30, 2015, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Kenneth Cunningham	Common	2,053,500	2.65%
Joseph Hebert	Common	1,364,000	1.76%
James F. Cragg	Common	396,994	0.50%
Kevin Nishi	Common	100,000	0.13%
Doris Meyer	Common	420,000	0.54%
Len Goldsmith	Common	217,500	0.28%
TOTAL	Common	4,551,994	5.86%

* Based on 77,640,252 common shares outstanding and as if all of the options and warrants (3,400,000 as a group) held by directors and officers as at November 30, 2015, were exercised.

•	Kenneth Cunningham owns 753,500 common shares; 100,000 warrants; and holds a total of 1,200,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Joseph Hebert owns 289,000 common shares; 200,000 warrants; and holds a total of 875,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Kevin Nishi holds a total of 100,000 stock options with exercise prices and expiry dates as shown in the table below;

•	James Cragg owns 79,494 common shares and holds a total of 317,500 stock options with exercise prices and expiry dates as shown in the table below;

•	Doris Meyer owns 15,000 common shares indirectly through Golden Oak; and Doris Meyer holds a total of 405,000 stock options with exercise prices and expiry dates as shown in the table below;

•	Len Goldsmith owns 15,000 common shares and holds a total of 202,500 stock options with exercise prices and expiry dates as shown in the table below

As of November 30, 2015, the directors and officers held as a group, directly or indirectly, an aggregate of 1,151,994 common shares; 300,000 warrants; and 3,100,000 stock options.

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

60 | P a g e

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2015, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

61 | P a g e

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Kenneth Cunningham	Sr. Officer/Director	400,000 300,000 200,000 300,000	0.400 0.305 0.155 0.145	October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Joe Hebert	Sr. Officer/Director	250,000 200,000 175,000 250,000	0.400 0.305 0.155 0.145	October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
James F. Cragg	Director	85,000 70,000 62,500 100,000	0.400 0.305 0.155 0.145	October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Kevin Nishi	Director	100,000	0.145	February 16, 2020
Doris Meyer	Sr. Officer (1)	175,000 130,000 25,000 75,000	0.400 0.305 0.155 0.145	October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
Len Goldsmith	Sr. Officer (1)	30,000 22,500 75,000 75,000	0.400 0.305 0.155 0.145	October 20, 2016 September 24, 2017 October 17, 2018 September 3, 2019
(1)	Doris Meyer retired as the CFO and remained as Corporate Secretary on October 17, 2013, and the Board appointed Len Goldsmith as CFO with effect from October 17, 2013.

Total Officers/Directors (6 persons) 3,100,000 at November 30, 2015
Total Officers/Directors/Employees 4,862,500 at November 30, 2015

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on March 31, 2015, that as at March 31, 2015, it held 7,512,382 common shares of Miranda or 10.14%; and

•	Sprott Inc. reported on Schedule 13G to the Securities Exchange Commission on January 12, 2015, that as at December 31, 2014, it held:

o	Sole voting and dispositive power over 3,094,709 common shares of Miranda, and

o	Shared voting and dispositive power over 4,000,000 common shares of Miranda;

o	Total, for a combined total of 7,094,709 common shares or 9.1% at December 31, 2014; and

62 | P a g e

•	Stephens Investment Management, LLC, reported on Schedule 13G to the Securities Exchange Commission on November 11, 2014, that as at December 9, 2011, it held:

o	Sole voting and dispositive power over 6,788,500 common shares of Miranda, and

o	Shared voting and dispositive power over 1,000,000 common shares of Miranda;

o	Total, for a combined total of 7,788,500 common shares or 10.5% at November 3, 2014; and

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

Miranda’s registered shareholder list for Miranda’s common shares, dated November 30, 2015, showed 53 registered shareholders and 74,240,252 shares outstanding of which 37 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 23,751,788 common shares representing 31.99% of the issued and outstanding shares of Miranda.

B.           Related Party Transactions

During the year ended August 31, 2015, 2014, and 2013, the Company:

a)	paid $123,789 (2014 - $121,012; 2013 - $116,357) to a company controlled by a common officer pursuant to a contract for consulting fees;

b)
paid $1,746 (2014 - $5,986) to a company for geological consulting, and that company and Miranda were related parties via a director of Miranda (until September 11, 2014) and a senior executive of that company; and

c)	included in wages and benefits are fees paid to independent directors of $36,918 (2014 - $28,371; 2013 - $30,151).

At August 31, 2015, an amount of $28,896 for fees and/or expenses owed to officers are included in accounts payable and accrued liabilities (August 31, 2014 - $34,773; August 31, 2013 - $1,109). These amounts were settled in the ordinary course of business shortly after the year end.

Other than as disclosed above, there have been no transactions during the 2015 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

C.           Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

63 | P a g e

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

B.           Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2015, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2015.

ITEM 9 THE OFFER AND LISTING

A.           Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, Sales

For the Fiscal Year ended	High $	Low $
August, 2015	0.15	0.07
August, 2014	0.21	0.11
August, 2013	0.34	0.125
August, 2012	0.50	0.24
August, 2011	0.81	0.38

The following table lists the volume of trading and high, low and closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

64 | P a g e

TSX.V Stock Trading Activity, Sales

For the three month period ended	Volume	High $	Low $	Close $
Feb 28/14	2,550,466	0.200	0.125	0.200
May 31/14	2,402,841	0.190	0.145	0.190
Aug 31/14	2,692,213	0.165	0.130	0.165
Nov 30/14	2,189,339	0.150	0.085	0.150
Feb 28/15	2,018,614	0.120	0.085	0.120
May 31/15	3,113,412	0.100	0.070	0.100
Aug 31/15	2,691,059	0.105	0.070	0.100
Nov 30/15	8,472,340	0.085	0.065	0.085

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, Sales

Period ended	High $	Low $
Jun-15	0.095	0.07
Jul-15	0.095	0.08
Aug-15	0.105	0.075
Sep-15	0.08	0.075
Oct-15	0.085	0.07
Nov-15	0.08	0.065

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2015, from a low of $0.07 to a high of $0.15; and for the most recent six months from a low of $0.065 to a high of $0.105 Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B.           Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

65 | P a g e

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

66 | P a g e

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

67 | P a g e

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows: for gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

68 | P a g e

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

69 | P a g e

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

70 | P a g e

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

71 | P a g e

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

72 | P a g e

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

73 | P a g e

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

74 | P a g e

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2015, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2015. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2015, the Company's internal control over financial reporting is effective based on those criteria.

75 | P a g e

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T CONTROLS AND PROCEDURES

Not applicable

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Kevin Nishi, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

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

76 | P a g e

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2015, 2014 and 2013, Davidson & Company LLP, Chartered Accountants, (“Davidson”) served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson for services performed in the fiscal years 2015, 2014, and 2013; and breaks down these amounts by category of service.

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

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2015 $	Fiscal Year ended August 31, 2014 $	Fiscal Year ended August 31, 2013 $
Audit Fees	44,000	45,000	57,500
Audit-Related Fees (IFRS)	-	-	-
Tax Fees	8,750	7,500	5,500
All Other Fees	-	1,500	1,500
TOTAL	50,750	54,000	64,500

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2015, 2014, and 2013, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

77 | Page

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

78 | Page

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 17, 2015;

b)	Consolidated Statements of Financial Position as of August 31, 2015, and August 31, 2014;

c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2015, August 31, 2014, and August 31, 2013;

d)	Consolidated Statements of Cash Flows for the years ended August 31, 2015, August 31, 2014, and August 31, 2013;

e)	Consolidated Statement of Changes in Equity for the years ended August 31, 2015, August 31, 2014, and August 31, 2013; and

f)	Notes to Consolidated Financial Statements for the years ended August 31, 2015, August 31, 2014, and August 31, 2013.

79 | Page

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005

(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006

(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008

(4)	Filed as an exhibit to this annual report on Form 20-F.

80 | Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Ken Cunningham”
Ken Cunningham, Chairman, President, and Chief Executive officer
Date: December 17, 2015

81 | Page

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

82 | P a g e

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2015, 2014 and 2013

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise the consolidated statements of financial position as of August 31, 2015 and 2014 and the related consolidated statements of loss and comprehensive loss, changes in cash flows, and shareholders’ equity for the years ended August 31, 2015, 2014, and 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2015 and 2014 and its financial performance and its cash flows for the years ended August 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 17, 2015

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(stated in Canadian dollars)

		August 31,	August 31,
	Note	2015	2014

ASSETS

Current
Cash	5	$2,901,091	$4,181,474
Amounts receivable	6	38,337	343,205
Marketable securities	7	122,000	160,400
Advances and prepaid expenses	8	88,053	84,176
		3,149,481	4,769,255

Equipment	9	115,327	188,909
Exploration and evaluation assets	10	364,733	316,816

		$3,629,541	$5,274,980

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$300,739	$208,012

Shareholders' equity
Share capital	12	29,676,003	29,667,503
Stock-based reserve		6,781,206	6,648,899
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(105,605)	(93,808)
Deficit		(37,096,866)	(35,229,690)
		3,328,802	5,066,968

		$3,629,541	$5,274,980
Nature and continuance of operations	1
Subsequent events	10 & 18

Approved for issue by the Board of Directors on December 17, 2015.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“Kevin Nishi”
Kenneth Cunningham, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS
(stated in Canadian dollars)

		Year ended August 31,
	Note	2015	2014	2013
Expenses
Consulting	13	$123,789	$122,935	$118,103
Depreciation		49,886	72,330	81,414
Directors fees		36,918	28,371	30,151
Exploration and evaluation expenditures	10	1,328,046	1,986,071	1,904,139
Exploration and evaluation expenditure recoveries	10	(568,669)	(647,736)	(687,306)
Exploration and evaluation recoveries	10	(310,939)	(23,200)	(3,960)
Foreign exchange		22,598	(3,885)	(58,783)
Insurance		29,866	36,511	35,972
Investor relations		64,332	72,252	252,761
Management fees earned		(859)	(605)	(2,010)
Office rent, telephone, secretarial, sundry		140,255	127,576	190,594
Professional fees		77,613	63,502	85,642
Stock-based compensation	12	132,307	113,413	329,143
Travel and business promotion		76,257	138,828	130,430
Transfer agent, filing and regulatory fees		39,261	39,917	47,084
Wages and benefits	13(b)	452,899	603,843	705,056
		(1,693,560)	(2,730,123)	(3,158,430)

Interest earned		27,063	71,524	86,427
Write-off of exploration and evaluation assets	10	(159,977)	(55,491)	(49,891)
Loss on disposal of equipment		(22,079)	-	-
Insurance recovery		-	-	6,942
Loss on sale of marketable securities	4, 7	(18,623)	(38,000)	(100,801)
		(173,616)	(21,967)	(57,323)
Loss for the year		(1,867,176)	(2,752,090)	(3,215,753)
Items that are or may be reclassified to profit or loss
Marketable securities - net change in fair value		(12,150)	23,150	(52,122)
Marketable securities - reclassified to profit or loss		24,063	38,000	-
Foreign currency translation differences for foreign operations		(23,710)	(14,479)	(28,323)

Comprehensive loss for the year		$(1,878,973)	$(2,705,419)	$(3,296,198)

Basic and diluted loss per common share		$(0.03)	$(0.04)	$(0.05)

Weighted average number of common shares outstanding		74,165,457	74,061,896	67,673,299

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in Canadian dollars)

	Year ended August 31,
	2015	2014	2013
Cash provided from (used for):

Operating activities
Loss for the year	$(1,867,176)	$(2,752,090)	$(3,215,753)
Items not affecting cash:
Depreciation	49,886	72,330	81,414
Unrealized foreign exchange gain	(300,133)	(41,160)	(70,167)
Write-off of exploration and evaluation assets	159,977	55,491	49,891
Shares received as exploration and evaluation recoveries	-	(40,400)	(3,960)
Stock-based compensation	132,307	113,413	329,143
Loss on disposal of equipment	22,079	-	-
Loss on sale of marketable securities	18,623	38,000	100,801
Change in non-cash working capital items:
Amounts receivable	253,822	(90,654)	(40,975)
Advances and prepaid expenses	(3,877)	(3,549)	(698)
Accounts payable and accrued liabilities	92,727	(87,776)	62,996
	(1,441,765)	(2,736,395)	(2,707,308)

Investing activities
Exploration and evaluation asset acquisitions	(283,193)	(331,557)	(106,131)
Exploration and evaluation asset recoveries	194,175	115,057	36,294
Proceeds from sale of equipment	35,047	-	-
Proceeds from sale of marketable securities	31,690	2,000	56,687
Equipment purchases	(30,247)	(3,587)	(66,957)
	(52,528)	(218,087)	(80,107)

Financing activities
Shares issued	-	-	5,000,000
Share issue costs	-	-	(72,259)
	-	-	4,927,741

Effect of foreign exchange on cash	213,910	19,413	20,873

Change in cash for the year	(1,280,383)	(2,935,069)	2,161,199

Cash, beginning of the year	4,181,474	7,116,543	4,955,344

Cash, end of the year	$2,901,091	$4,181,474	$7,116,543

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(stated in Canadian dollars)

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2012	53,074,452	$26,591,533	$6,206,343	$2,181,093	$5,099	$(65,133)	$(29,261,847)	$5,657,088

Share issues:
Private placement	20,000,000	3,182,963	-	1,817,037	-	-	-	5,000,000
Private placement - finders units	835,800	133,016	-	75,934	-	-	-	208,950
Fair value of shares issued pursuant to a joint venture agreement	130,000	26,200	-	-	-	-	-	26,200
Share issue costs - cash	-	(72,259)	-	-	-	-	-	(72,259)
Share issue costs - fair value finders units	-	(208,950)	-	-	-	-	-	(208,950)
Stock-based compensation	-	-	329,143	-	-	-	-	329,143
Comprehensive loss for the year	-	-	-	-	(28,323)	(52,122)	(3,215,753)	(3,296,198)

Balance, August 31, 2013	74,040,252	29,652,503	6,535,486	4,074,064	(23,224)	(117,255)	(32,477,600)	7,643,974

Share issues:
Fair value of shares issued pursuant to a joint venture agreement	100,000	15,000	-	-	-	-	-	15,000
Marketable securities reclassified to profit or loss	-	-	-	-	-	38,000	(38,000)	-
Stock-based compensation	-	-	113,413	-	-	-	-	113,413
Comprehensive loss for the year	-	-	-	-	(14,479)	23,150	(2,714,090)	(2,705,419)

Balance, August 31, 2014	74,140,252	29,667,503	6,648,899	4,074,064	(37,703)	(56,105)	(35,229,690)	5,066,968

Share issues:
Fair value of shares issued pursuant to a joint venture agreement	100,000	8,500	-	-	-	-	-	8,500
Marketable securities reclassified to profit or loss	-	-	-	-	-	24,063	(24,063)	-
Stock-based compensation	-	-	132,307	-	-	-	-	132,307
Comprehensive loss for the year	-	-	-	-	(23,710)	(12,150)	(1,843,113)	(1,878,973)

Balance, August 31, 2015	74,240,252	$29,676,003	$6,781,206	$4,074,064	$(61,413)	$(44,192)	$(37,096,866)	$3,328,802

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia. The consolidated financial statements of the Company as at and for the year ended August 31, 2015, comprise the Company and its subsidiaries (Note 3). The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at August 31, 2015, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate, which could be material.

2.	BASIS OF PRESENTATION

a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on the IFRS issued and outstanding as at August 31, 2015.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

c) Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

d) Use of estimates and judgments (continued)

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Utilizing deferred tax assets, including those arising from unutilized tax losses, requires management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted.

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and branch operations from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. Intercompany balances and transactions, and any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Miranda Gold U.S.A., Inc.	State of Nevada	100%	Mineral exploration company
Miranda Gold Colombia I Ltd. (“MAD I”)	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd. (“MAD II”)	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Rovira Mining Limited (“Rovira”)	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Miranda Gold Colombia IV Ltd. (“MAD IV”)	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Miranda Gold Colombia V Ltd. (“MAD V”)	Province of British Columbia	30% (1)	Mineral exploration company

(1) – the option partners’ shares are subject to forfeiture, refer to Note 10

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Determination of control by one entity over another

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates and joint ventures are those entities in which the Company has significant influence, but not control or joint control, and are accounted for using the equity method.

As at September 1, 2015, Miranda owned a notional 40% interest in the Red Canyon Project limited liability company (“RCP LLC”) (refer to note 10(j)). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence over the investee, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has neither significant influence nor control over RCP LLC.

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

Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized in operations on a declining balance basis or straight-line basis, over the estimated useful lives of each asset or component part of an item of equipment, the choice dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. For Colombia assets, the estimated useful lives for the current and comparative periods range from three to five years, straight-line. For Canadian and US assets, depreciation is taken on a declining balance basis, with depreciation rates ranging from 15% to 100%.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

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

Expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be transferred to property, plant and equipment and amortized on the unit-of-production method based upon estimated proven and probable reserves. When there is little prospect of further work on a property being carried out by the Company, the remaining deferred costs associated with that property will be assessed for impairment.

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

The Company has no material restoration, rehabilitation and environmental obligations as all environmental disturbances to date has been minimal.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

(i)	Financial assets at fair value through profit or loss (“FVTPL”)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

(iv)	Impairment of financial assets(continued)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.

Stock-based compensation

The stock option plan allows Company directors, employees, and consultants to acquire shares of the Company. The fair value of options granted is recognized as a stock-based compensation expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from stock-based reserve to share capital.

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

Stock-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled stock-based payment transactions.

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

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

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2015, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

i.	New standard, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 9 Financial Instruments – Classification and Measurement
IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

ii.	Narrow scope amendments upcoming, all effective January 1, 2016:

IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures
This amended is to provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 16 & IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization
This amended is to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriated, and (ii) provide a rebuttable presumption for intangible assets.

IFRS 10 & IAS 28 Sale or Contribution of Assets between and Investor and Its Associate or Joint Venture (the effective date of this amendment has been postponed indefinitely)
This amended is to provide guidance on the sale or contribution of assets between an investor and its associate or joint venture.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2015	August 31, 2014
Cash	FVTPL	$2,901,091	$4,181,474
Amounts receivable	Loans and receivables	38,337	343,205
Marketable securities	Available-for-sale	122,000	160,400
Advances	Loans and receivables	28,267	22,949
Accounts payable and accrued liabilities	Other liabilities	(300,739)	(208,012)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair value of cash and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2015
	Level 1	Level 2	Level 3
Cash	$2,901,091	$-	$-	$2,901,091
Marketable securities	122,000	-	-	122,000
	$3,023,091	$-	$-	$3,023,091

During the year ended August 31, 2015:

a)	The Company sold 250,000 shares of NuLegacy Gold Corporation (“NuLegacy”) for net proceeds of $31,690, incurring a loss on sale of marketable securities of $18,623.

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2014
	Level 1	Level 2	Level 3
Cash	$4,181,474	$-	$-	$4,181,474
Marketable securities	120,000	40,400	-	160,400
	$4,301,474	$40,400	$-	$4,341,874

During the year ended August 31, 2014:

b)
100,000 of the common shares of Red Eagle Mining Corporation (“Red Eagle”) were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and 100,000 common shares of Red Eagle were received and were recorded as Level 2, with an initial value of $22,000; and

c)
The Company received 200,000 common shares of Prism Resources Inc. (“Prism”) and they were initially recorded as Level 2, with a fair value of $18,400, as they were restricted from trading for four months.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

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

(b)
Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the United States and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management does not hedge its foreign exchange risk. At August 31, 2015, one Canadian dollar was equal to $0.76005 US dollars and 2,315 Colombian Pesos.

Balances are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	2,049,831	339,620,855	2,843,679
Amounts receivable	24,083	-	31,686
Advances and deposits	4,000	53,251,042	28,267
	2,077,914	392,871,897	2,903,632
Accounts payable and accrued liabilities	(161,042)	(73,069,912)	(243,449)
Net monetary assets	1,916,872	319,801,985	2,660,183

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $266,000 in the year.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

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

5.	CASH

	As at August 31, 2015	As at August 31, 2014
Canadian dollar denominated deposits	$57,412	$4,017,125
US dollar denominated deposits	2,696,963	61,901
Colombian Peso denominated deposits held in Colombia	146,716	102,448

Total	$2,901,091	$4,181,474

6.	AMOUNTS RECEIVABLE

	As at August 31, 2015	As at August 31, 2014
Amounts due from the Government of Canada pursuant to GST input tax credits	$1,962	$2,075
Amounts due from funding partners	31,686	332,359
Other amounts receivable	4,689	8,771

Total	$38,337	$343,205

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At August 31, 2015, the Company had the following marketable securities recognized at fair value:

			August 31, 2014	August 31, 2015
Marketable Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)	Fair Value as at August 31, 2015
Publicly traded companies:

Red Eagle Mining Corporation (“Red Eagle”)	400,000	$147,792	$(43,292)	$9,500	$(33,792)	$114,000
NuLegacy Gold Corporation (“NuLegacy”)	-	-	(12,813)	12,813	-	-
Prism Resources Inc. (“Prism”)	200,000	18,400	-	(10,400)	(10,400)	8,000
		$166,192	$(56,105)	$11,913	$(44,192)	$122,000

During the year ended August 31, 2015, the Company sold 250,000 shares of NuLegacy for net proceeds of $31,690 ($0.12676 per share) and recorded a loss on sale of marketable securities of $18,623. The accumulated loss at the time of sale of $24,063 was reclassified from other comprehensive loss to profit or loss in the year.

			August 31, 2013		August 31, 2014
Marketable Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)		Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)		August 31, 2014 Fair Value
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$50,313	$	(29,063)	$16,250	$	(12,813)	$37,500
Red Eagle Mining Corporation (“Red Eagle”)	400,000	147,792		(50,192)	6,900		(43,292)	104,500
Prism Resources Inc (“Prism”)	200,000	18,400		-	-		-	18,400
White Bear Resources Inc. (“White Bear”)	-	-		(38,000)	38,000		-	-
		$216,505	$	(117,255)	$61,150	$	(56,105)	$160,400

During the year ended August 31, 2014, the Company sold 200,000 shares of White Bear for net proceeds of $2,000, realizing a loss of $38,000. The Company received 100,000 shares of Red Eagle and recorded those at Level 2 for $22,000; the Company received 200,000 shares of Prism and recorded those at Level 2 for $18,400, as they were restricted from trading for four months.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2015	As at August 31, 2014
Advances held by employees in the USA	$5,263	$4,349
Advances held by employees and suppliers in Colombia	23,004	18,600
	28,267	22,949
Prepaid expenses in Canada	48,090	34,173
Prepaid expenses in the USA	11,314	26,291
Prepaid expenses in Colombia	382	763
Total	$88,053	$84,176

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2013	$24,324	$209,261	$18,116	$240,461	$83,691	$120,056	$695,909
Assets acquired	-	3,498	-	-	89	-	3,587
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	6,810	590	7,832	-	-	15,232

At August 31, 2014	24,324	219,569	18,706	248,293	83,780	120,056	714,728
Assets acquired	1,391	-	-	-	3,444	25,412	30,247
Assets disposed of	(24,324)	(156,030)	(10,039)	(173,609)	-	(41,494)	(405,496)
Foreign exchange adjustment	-	13,347	1,821	15,688	-	-	30,856
At August 31, 2015	$1,391	$76,886	$10,488	$90,372	$87,224	$103,974	$370,335

Accumulated depreciation
At August 31, 2013	$21,505	$173,891	$13,175	$154,494	$42,430	$36,563	$442,058
Depreciation for the year	794	11,379	1,011	21,996	12,902	24,248	72,330
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	5,765	438	5,228	-	-	11,431

At August 31, 2014	22,299	191,035	14,624	181,718	55,332	60,811	525,819
Depreciation for the year	775	8,014	909	7,662	12,056	20,470	49,886
Assets disposed of	(22,865)	(140,005)	(9,255)	(142,616)	-	(34,878)	(349,619)
Foreign exchange adjustment	-	14,975	1,442	12,505	-	-	28,922
At August 31, 2015	$209	$74,019	$7,720	$59,269	$67,388	$46,403	$255,008

Carrying amounts
At August 31, 2014	$2,025	$28,534	$4,082	$66,575	$28,448	$59,245	$188,909

At August 31, 2015	$1,182	$2,867	$2,768	$31,103	$19,836	$57,571	$115,327

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and/or share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2015 and 2014 are as follows:

	August 31, 2013	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2014	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2015
Nevada:
East Spruce	$5,199	$-	$-	$(5,307)	$108	$-	$-	$-	$-	$-	$-
Iron Point	51,307	-	-	-	1,672	52,979	-	-	(64,107)	11,128	-
Kibby Flat	9,868	-	-	-	321	10,189	-	-	(12,329)	2,140	-
Mustang	54,412	-	-	-	1,772	56,184	-	-	(67,986)	11,802	-
Red Canyon	-	-	-	-	-	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-	-	-	-	-	-
Redlich	16,245	-	-	(16,584)	339	-	-	-	-	-	-
	137,031	-	-	(21,891)	4,212	119,352	-	-	(144,422)	25,070	-
Alaska:
Willow Creek	-	163,840	-	-	(745)	163,095	-	-	-	34,260	197,355

Colombia:
Cajamarca	33,600	-	-	(33,600)	-	-	-	-	-	-	-
Cerro Oro	-	105,002	(105,002)	-	-	-	102,824	(102,824)	-	-	-
Minagrande	15,555	-	-	-	-	15,555	-	-	(15,555)	-	-
Oribella	-	62,715	(43,901)	-	-	18,814	57,579	(40,305)	-	-	36,088
Pavo Real	2,200	15,000	(17,200)	-	-	-	131,290	-	-	-	131,290
	51,355	182,717	(166,103)	(33,600)	-	34,369	291,693	(143,129)	(15,555)	-	167,378
	$188,386	$346,557	$(166,103)	$(55,491)	$3,467	$316,816	$291,693	$(143,129)	$(159,977)	$59,330	$364,733

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the consolidated statements of loss and comprehensive loss for the years ended August 31, 2015, 2014, and 2013 are as follows:

	Year ended August 31, 2015			Year ended August 31, 2014			Year ended August 31, 2013
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$-	$-	$-	$-	$-	$-	$221,301	$(219,665)	$1,636
Big Blue	14,616	-	14,616	58,588	-	58,588	60,738	-	60,738
Coal Canyon	-	-	-	-	-	-	797	(683)	114
East Spruce	-	-	-	11,853	-	11,853	2,101	-	2,101
Fuse	-	-	-	-	-	-	1,013	-	1,013
General exploration	20,555	-	20,555	117,898	-	117,898	274,869	-	274,869
HOG	-	-	-	-	-	-	238	-	238
Iron Point	16,942	-	16,942	52,824	-	52,824	68,872	-	68,872
Kibby Flat	12,787	-	12,787	35,558	-	35,558	57,085	-	57,085
Mustang	17,975	-	17,975	31,866	-	31,866	25,430	-	25,430
Red Canyon	19,105	-	19,105	110,389	(111,844)	(1,455)	-	-	-
Red Hill	17,480	-	17,480	76,337	-	76,337	59,773	(1,003)	58,770
Redlich	-	-	-	14,937	-	14,937	4,509	-	4,509
Rook	-	-	-	-	-	-	928	-	928
	119,460	-	119,460	510,250	(111,844)	398,406	777,654	(221,351)	556,303

Alaska:
Ester Dome	-	-	-	-	-	-	41,371	-	41,371
Willow Creek	89,370	-	89,370	279,485	-	279,485	2,012	-	2,012

Colombia:
Alliance expenditures	665,560	(465,892)	199,668	748,147	(523,703)	224,444	665,090	(465,563)	199,527
Pavo Real	-	-	-	-	-	-	392	(392)	-
General exploration	350,879	-	350,879	448,189	(12,189)	436,000	417,620	-	417,620
Cerro Oro	102,777	(102,777)	-	-	-	-	-	-	-
	1,119,216	(568,669)	550,547	1,196,336	(535,892)	660,444	1,083,102	(465,955)	617,147

Total	$1,328,046	$(568,669)	$759,377	$1,986,071	$(647,736)	$1,338,335	$1,904,139	$(687,306)	$1,216,833

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Angel Wing Property, Elko County, Nevada

The Angel Wing project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) from September 17, 2010, until it was terminated on October 5, 2013. The Company contemporaneously terminated the underlying lease with Greg and Heidi Kuzma.

b)	Big Blue (Oxen), Lander County, Nevada

The Big Blue project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius from May 6, 2010, until it was terminated on July 29, 2012. Certain of the Big Blue claims were the subject of an underlying lease with D. Jennings which was terminated on July 30, 2014. The Company allowed all of the Big Blue claims to lapse at August 31, 2015.

c)	Coal Canyon Properties, Eureka County, Nevada

The Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from December 20, 2010, until it was terminated on January 25, 2013. The Company contemporaneously terminated the underlying lease with Nevada North Resources (USA) Inc.

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

g)	Iron Point Property, Humboldt County, Nevada

The Company held claims comprising the Iron Point property, Humboldt County, Nevada, but allowed them to lapse in August 2015, and wrote off the balance of $64,107 at August 31, 2015.

h)	Kibby Flat, Esmeralda County, Nevada

The Company held claims comprising the Kibby Flat property, Esmeralda County, Nevada, but allowed them to lapse in August 2015, and wrote off the balance of $12,329 at August 31, 2015.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

i)	Mustang, Nye County, Nevada

During the year ended August 31, 2013, the Company staked claims and also acquired a 100% interest in Teslin River Resources Corp.’s (“Teslin”) claims, all comprising the Mustang project. Teslin was granted a 1% NSR royalty on the claims acquired. Miranda dropped several of the claims, leaving 69 claims in the project. During the year ended August 31, 2015, Miranda sold the remaining 69 Mustang claims to Nevada North for consideration of a 1% net smelter returns royalty (“NSR”) to Miranda, and wrote off the balance of $67,986.

j)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease with option to purchase (the “Lease”) for the Red Canyon property, Eureka County Nevada with Red Canyon Corporation (“RCC”). The Lease is maintained by payment of minimum annual advance royalty payments. Upon completion of a bankable feasibility study, the Company can exercise the option to purchase by making a payment to RCC of US$1,000. The purchase is subject to RCC retaining a sliding scale NSR royalty between 3% and 5% depending on the price of gold. The Company will have the option to buy two percentage points of the NSR for US$1,000,000 per percentage point. This Lease has now been assigned to RCP LLC (as defined below).

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma Mines Inc. (“Montezuma”) on the Red Canyon property. Montezuma has completed the US$4,000,000 in qualifying exploration expenditures to earn a 60% interest.

On August 28, 2015, the Company executed a Project Management Agreement for the formation and organization of a limited liability company (the “RCP LLC”) to hold the Lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Having met the expenditure requirements of US$4.0 million under a now superseded exploration agreement (above); Montezuma owns 60% of the LLC and Miranda owns 40% of the LLC.

Montezuma has also paid Miranda US$360,000 as consideration for the option to buy-out Miranda’s 40% interest in the LLC, with Miranda retaining a 0.5% NSR, upon meeting the purchase conditions during the term of the underlying lease. Until then, Montezuma will fund 100% of the costs of the LLC to maintain and advance the exploration of the Red Canyon property. If Montezuma fails to fund and meet its obligations pursuant to the Exploration Agreement and underlying lease, it will forfeit its interest in the LLC to Miranda.

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments. On May 22, 2015, the Company gave notice of lease termination to Nevada North, and returned the property to them.

The Red Hill / Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy from October 1, 2009, until it was terminated on January 25, 2013.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

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

o)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%, subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor (in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid by Gold Torrent)	150,000
January 15, 2016	150,000
January 15, 2017 and each year thereafter for the term of the lease	150,000

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

The term of the Agreement begins on November 5, 2014, and continues to and until the first amended extension of the effective date (now May 5, 2016), unless sooner accelerated, terminated or extended as provided in the Agreement.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

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

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016	$1,070,000	$1,070,000	20%
May 5, 2017	$2,440,000	$3,510,000	45%
May 5, 2018	$6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, which is expected to be initially developed. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

o)	Willow Creek, Willow Creek mining district, Alaska (continued)

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are consistent with those of the ‘A’ Royalty.

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

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

Cerro Oro Option Due Dates	Option payments (in US dollars)
May 10, 2014 (paid)	90,000
May 10, 2015 (paid)	75,000
May 10, 2016	90,000
May 10, 2017	105,000
May 10, 2018	120,000
May 10, 2019	235,000
May 10, 2020, and on each subsequent anniversary until commercial production is reached, as defined in the underlying agreement	135,000

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Cerro Oro, Colombia (continued)

Due Dates	Exploration Expenditures (in US dollars)
June 23, 2015 (obligation, met)	200,000
June 23, 2016 (obligation)	500,000
June 23, 2017	800,000
June 23, 2018	1,000,000
June 23, 2019	1,500,000
Total expenditure	4,000,000

Upon Prism funding the first US$4,000,000 of exploration, 51 of the 70 shares of MAD V owned by Prism shall not be subject to the forfeiture or transfer provisions of the SPA and Prism shall then have the option and right to fund through to completion, a feasibility study, and retain without forfeiture, the additional 19 of the 70 shares.

During the fiscal year 2014, Prism issued 200,000 common shares of Prism to Miranda valued at $18,400, and reimbursed Miranda for US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. Prism also reimbursed Miranda $12,189, for certain expenditures incurred prior to the execution of the SA.

r)	Colombia Strategic Alliance (“Agnico Alliance”)

Pursuant to the January 23, 2013, strategic alliance agreement, as amended, (“Amended Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The October 25, 2013 amendment reduced the three year exploration budget from US$3.3 million down to US$2.025 million; and in consideration for this reduction, the area of interest in Colombia was reduced. The alliance is for a period of three years (calendar 2013 to 2015) and is renewable thereafter by mutual consent. The exploration program budget was $925,000 in the first year, and will be no less than US$550,000 per year in the second and third years.

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole funding a series of exploration expenditures and a feasibility study. Projects that do not meet the criteria as Designated Properties will remain in the Company’s control. Miranda can then choose to advance those projects at its own expense, seek another company to partner with, or drop the property.

s)	Antares, Colombia (an Agnico Alliance project)

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property, with minimum operation payments due and a share issuance by the Company according to the schedule below. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR will commence.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

s)	Antares, Colombia (an Agnico Alliance project) (continued)

The Company must meet the following schedule to maintain the option:

Antares Option Due Dates	Minimum operation payments payable (in US dollars)	Common shares to be issued to AMC
October 9, 2015 (upon signing, paid subsequently)	$60,000	-
October 9, 2016	60,000	-
Upon registration of the Mining Concession Contract for the Antares property (payable 30-days subsequent)	70,000	-
Upon the first anniversary of the registration of the Mining Concession Contract (“Registration Date”)	80,000	150,000
Upon the second anniversary of the Registration Date	90,000	-
Upon the third anniversary of the Registration Date	100,000	-
Upon the fourth anniversary of the Registration Date	120,000	-
Upon the fifth anniversary of the Registration Date	120,000	-
Upon the sixth anniversary of the Registration Date, and for each successive anniversary	150,000	-

Further, to maintain the Antares Option, a schedule of work commitment expenditures must be made, beginning within the first two years following the Registration Date as follows:

Antares Option Work Commitment Due Dates	Minimum exploration expenditures (in US dollars)	Cumulative exploration expenditures (in US dollars)
Within the first two years of the Registration Date	$200,000	200,000
During the third year following the Registration Date	200,000	400,000
During the fourth year following the Registration Date	300,000	700,000
During the fifth year following the Registration Date	300,000	1,000,000
During the sixth year following the Registration Date	500,000	1,500,000
During the seventh year following the Registration Date	500,000	2,000,000

The above minimum exploration expenditure schedule may be suspended for up to two years in any period that the Company does not have a suitable joint venture partner funding expenditures on the project.

t)	Minagrande, Colombia (an Agnico Alliance project)

On April 12, 2013, the Company paid canon fees (government fees) to Ingeominas in Colombia of $51,849 for acquisition of the Minagrande property, of which Miranda recovered $36,294 from Agnico Eagle Mines Limited (“Agnico”) pursuant to the Amended Alliance Agreement. During the fiscal year ended August 31, 2015, Miranda and Agnico agreed to abandon the Minagrande property, and Miranda wrote off the residual acquisition costs of $15,555.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

u)	Oribella, Colombia (an Agnico Alliance project)

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia, through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”). The Oribella project comprises one exploration license and one application. Of the first-year acquisition costs of $62,715 incurred in the year ended August 31, 2014, 70% was recovered from Agnico ($43,901) according to the Amended Alliance Agreement.

During the fiscal year ended August 31, 2015, an additional $57,579 was spent on acquisition costs, and 70% of this ($40,305) was recovered from Agnico according to the Amended Alliance Agreement.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$46,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

v)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

The terms of the Pavo Option were agreed to in an earlier Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Minimum advance royalty payments (in US dollars)	Common shares to be issued to ExpoGold
Previously paid and issued	$300,000	600,000
June 24, 2015, (paid and issued)	100,000	100,000
June 24, 2016	100,000	100,000
June 24, 2017, and on each subsequent anniversary	100,000	100,000

Annual payments of US$100,000, plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved. The first milestone is the definition of a NI 43-101 Measured and Indicated Resource greater than or equal to 250,000 ounces of gold equivalent. Rovira will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more. Additional payments will be owed by Rovira at various future milestones.

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle Mining Corporation (“Red Eagle”), effectively forming a corporate option to joint venture on the Pavo Real property. These agreements (SPA and SA) were terminated on December 31, 2014, and the 70 shares of Rovira were returned to Miranda.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

v)	Pavo Real Option, Colombia (continued)

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

On June 10, 2015, Miranda issued 100,000 common shares to ExpoGold valued at $8,500 pursuant to the Pavo Option.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2015	As at August 31, 2014
Trade and other payables in Canada	$53,044	$53,815
Trade and other payables in the USA	22,213	83,332
Trade and other payables in Colombia	33,875	36,092
Funding partner funds held exclusively for expenditures in Colombia	162,711	-
Amounts payable and accrued liabilities to related parties	28,896	34,773

Total	$300,739	$208,012

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2015

On June 2, 2015, the Company issued 100,000 common shares to ExpoGold valued at $8,500 pursuant to the Pavo Real Option agreement.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

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

As at August 31, 2015, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.32. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2015, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2015, being $0.10.

The continuity for stock options for the year ended August 31, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Granted	Exercised	Expired	Balance, August 31, 2015
September 26, 2015	$0.560	1,435,000	-	-	(205,000)	1,230,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
October 21, 2016	$0.400	1,510,000	-	-	(195,000)	1,315,000
September 24, 2017	$0.305	1,345,000	-	-	(140,000)	1,205,000
October 17, 2018	$0.155	1,142,500	-	-	(190,000)	952,500
September 3, 2019	$0.145	-	1,340,000	-	(100,000)	1,240,000
February 16, 2020	$0.145	-	100,000	-	-	100,000

		5,482,500	1,440,000	-	(830,000)	6,092,500

Weighted average exercise price		$0.370	$0.145	$-	$0.337	$0.322

As at August 31, 2015, the weighted average remaining contractual life of the options outstanding was 2.1 years.

The continuity for stock options for the year ended August 31, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Granted	Exercised	Expired	Balance, August 31, 2014
February 25, 2014	$0.350	1,842,000	-	-	(1,842,000)	-
September 26, 2015	$0.560	1,585,000	-	-	(150,000)	1,435,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
April 19, 2016	$0.560	100,000	-	-	(100,000)	-
October 21, 2016	$0.400	1,785,000	-	-	(275,000)	1,510,000
September 24, 2017	$0.305	1,575,000	-	-	(230,000)	1,345,000
October 17, 2018	$0.155	-	1,142,500	-	-	1,142,500

		6,937,000	1,142,500	-	(2,597,000)	5,482,500

Weighted average exercise price		$0.406	$0.155	$-	$0.372	$0.370

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding: (continued)

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

The continuity for stock options for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Granted	Exercised	Expired / Cancelled / Forfeited	Balance, August 31, 2013
January 31, 2013	$0.700	1,040,000	-	-	(1,040,000)	-
February 25, 2014	$0.350	1,872,000	-	-	(30,000)	1,842,000
September 26, 2015	$0.560	1,660,000	-	-	(75,000)	1,585,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
April 19, 2016	$0.560	100,000	-	-	-	100,000
October 21, 2016	$0.400	1,865,000	-	-	(80,000)	1,785,000
September 24, 2017	$0.305	-	1,575,000	-	-	1,575,000

		6,587,000	1,575,000	-	(1,225,000)	6,937,000

Weighted average exercise price		$0.478	$0.305	$-	$0.663	$0.406

As at August 31, 2013, the weighted average remaining contractual life of the options outstanding was 2.4 years.

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2015

During the year ended August 31, 2015, the Company recorded $132,307 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530;
b)	immediate vesting of the 1,340,000 options granted September 3, 2014 of $117,769; and
c)	immediate vesting of the 100,000 options granted February 16, 2015 of $7,008.

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option. The fair value of the 100,000 options granted on February 16, 2015, was determined using a risk free interest rate of 0.65%, an expected volatility of 95.11%, an expected life of 3.81 years, and an expected dividend of zero for a total fair value of $7,008 or $0.0701 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation: (continued)

Fiscal 2014

During the year ended August 31, 2014, the Company recorded $113,413 in stock-based compensation expense for options vesting in the period as follows:

d)	vesting portion of options granted September 24, 2012, of $10,670; and

e)	vesting portion of options granted October 17, 2013, of $102,743.

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

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Issued	Exercised	Expired	Balance, August 31, 2015
December 19, 2017	$0.375	20,835,800	-	-	-	20,835,800
		20,835,800	-	-	-	20,835,800

Weighted average exercise price		$0.375	$-	$-	$-	$0.375

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants: (continued)

The continuity for share purchase warrants for the year ended August 31, 2014, is as follows:
Expiry date	Exercise price	Balance, August 31, 2013	Issued	Exercised	Expired	Balance, August 31, 2014
October 29, 2013	$0.60	100,000	-	-	(100,000)	-
December 19, 2017	$0.375	20,835,800	-	-	-	20,835,800
		20,935,800	-	-	(100,000)	20,835,800

Weighted average exercise price		$0.376	$-	$-	$0.600	$0.375

The continuity for share purchase warrants for the year ended August 31, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Issued	Exercised	Expired	Balance, August 31, 2013
October 29, 2012	$0.55	100,000	-	-	(100,000)	-
November 3, 2012	$0.75	1,000,000	-	-	(1,000,000)	-
October 29, 2013	$0.60	100,000	-	-	-	100,000
December 19, 2017	$0.375	-	20,000,000	-	-	20,000,000
December 19, 2017	$0.375	-	835,800	-	-	835,800
		1,200,000	20,835,800	-	(1,100,000)	20,935,800

Weighted average exercise price		$0.721	$0.375	$-	$0.732	$0.376

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting
Mine Development Associates (“MDA”)	Geology & geo-technical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management personnel and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

For the year ended	August 31, 2015	August 31, 2014	August 31, 2013
Consulting fees GO	$123,789	$121,012	$116,357
Consulting fees MDA	1,746	5,986	-
Reimburse office and general expenses GO	6,124	6,160	8,631
Total	$131,659	$133,158	$124,988

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

The Company and Red Eagle were related parties in fiscal 2014 and to February 16, 2015, in that they had directors in common.

The Company and MDA were related parties via a director of Miranda (until September 11, 2014) and a senior executive of MDA.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2015, 2014, and 2013 were as follows:

For the year ended	August 31, 2015	August 31, 2014	August 31, 2013
Consulting fees (1)	$125,535	$126,998	$116,357
Wages and benefits (2)	453,149	393,288	356,331
Directors fees	36,918	28,371	30,151
Share-based compensation	94,755	76,002	204,617
Total	$710,355	$624,659	$707,456

(1) – a portion of consulting fees are included in exploration and evaluation expenditures
(2) – a portion of Joseph Hebert’s wages are included in exploration and evaluation expenditures

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and projects in Colombia.

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

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and longer. The Company is not subject to any externally imposed capital restrictions.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the year ended	August 31, 2015	August 31, 2014	August 31, 2013
Non-cash investing and financing activities:
Fair value of shares issued for exploration and evaluation assets	$8,500	$15,000	$26,200
Fair value of shares received for exploration and evaluation assets	-	40,400	24,000
Option recoveries in amounts receivable	-	51,046	-
Fair value of marketable securities exchanged for exploration and evaluation assets	-	-	6,000
Interest received	$27,063	$71,524	$94,471

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2015, 2014, and 2013 (stated in Canadian dollars)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2015	2014	2013

Loss before income taxes	$(1,867,176)	$(2,752,090)	$(3,215,753)

Expected income tax (recovery)	$(485,000)	$(716,000)	$(817,000)
Change in statutory, foreign tax, foreign exchange rates, and other	(1,185,000)	(196,000)	(423,000)
Permanent differences	268,000	130,000	(98,000)
Share issue costs	-	(19,000)	(18,000)
Expiry of non-capital losses	353,000	-	-
Adjustments to prior years provisions versus statutory tax returns and expiry of losses	(211,000)	387,000	-
Change in unrecognized deductable temporary differences	1,260,000	414,000	1,356,000

Deferred income tax expense	$-	$-	$-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2015	Expiry Date Range	2014

Temporary differences
Exploration and evaluation assets	$7,527,000	No expiry date	$6,999,000
Property and equipment	123,000	No expiry date	85,000
Share issue costs	29,000	2036-2037	44,000
Marketable securities	44,000	No expiry date	56,000
Allowable capital losses	452,000	No expiry date	60,000
Non-capital losses available for future period	19,380,000	2016-2035	16,242,000

Canada	6,305,000	2016-2035	5,683,000
USA	13,075,000	2020-2035	10,559,000

Tax attributes are subject to review, and potential adjustments by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2015, and except where disclosed elsewhere:

a)	On September 26, 2015, 1,230,000 options expired, unexercised; and

b)	On December 1, 2015, 50,000 options expired, unexercised.