Form 20-F
period 2016-08-31
MIRANDA GOLD CORP
filed 2016-12-19
CIK 942149

OMB Number: 3235-0288 Expires: JULY 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2016

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27760

MIRANDA GOLD CORP.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or organization)

15381 – 36th Avenue, South Surrey, British Columbia, Canada, V3Z 0J5

(Address of Principal Executive Offices)

Len Goldsmith, +1-604-417-4653 (telephone) +1-604-648-8706 (facsimile),

15381 – 36th Avenue, South Surrey, British Columbia, Canada, V3Z 0J5

(Name, Telephone, Email and/or Facsimile number and address of Company contact person)

1

SEC 1852 (01-12)

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

103,380,807 common shares

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

N/A Yes ☐ No ☐

3 | Page

Table of Contents

Glossary of terms AND ABBREVIATIONS	3
NOTE ON FORWARD LOOKING INFORMATION	9
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	11
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE	12
ITEM 3 KEY INFORMATION	12
A. Selected Financial Data	12
B. Capitalization and Indebtedness	13
C. Reasons for the Offer and Use of Proceeds	13
D. Risk Factors	13
ITEM 4 INFORMATION ON MIRANDA	20
A. History and Development of Miranda	20
B. Business Overview	23
C. Organizational Structure	23
D. Property	24
ITEM 4A UNRESOLVED STAFF COMMENTS	47
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
A. Operating Results	47
B. Liquidity and Capital Resources	49
C. Research and Development, Patents and Licenses	50
D. Trend Information	50
E. Off-Balance Sheet Arrangements	50
F. Tabular Disclosure of Contractual Obligations	51
G. Safe Harbor	51
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
A. Directors and Senior Management	52
B. Compensation	53
C. Board Practices	55
D. Employees	58
E. Share Ownership	58
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
A. Major Shareholders	60
B. Related Party Transactions	61
C. Interests of Experts and Counsel	61
ITEM 8 FINANCIAL INFORMATION	62
A. Consolidated Statements and Other Financial Information	62
B. Significant Changes	62
ITEM 9 THE OFFER AND LISTING	62
A. Offer and Listing Details	62
B. Plan of Distribution	63
C. Markets	64
D. Dilution	64
E. Expenses of the Issue	64
ITEM 10 ADDITIONAL INFORMATION	64
A. Share Capital	64

1 | Page

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

2 | Page

Glossary of terms AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico	Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project until it was terminated in September 2012, and since January 23, 2013 (until January 23, 2016), had an alliance agreement in Colombia (the “Colombian Alliance”).
AHI	Alaska Hardrock Inc., a State of Alaska corporation, and is the lessor of a parcel of patented and State of Alaska mining claims referred to as “Willow Creek”.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
ANM	Agencia Nacional de Minera of Colombia
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Antioquia Gold	Antioquia Gold Inc. is a mining exploration company listed on the Toronto Venture Exchange with an exploration focus in Colombia.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick	Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges. Barrick is a former partner of the Company on the Red Hill and Fuse properties.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend	The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.
BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system	A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone. This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.

3 | Page

Carlin Gold Trend	North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limey sediments, that is about 10 miles wide and 100 miles long. Carlin refers to a style of mineralization that is seen around the world.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Colombian Alliance	On January 23, 2013, Miranda signed a strategic alliance agreement with Agnico (which superseded a non-binding letter of intent signed July 17, 2012) for precious metal exploration in Colombia (the “Colombian Alliance”). The Colombian Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio for a primary duration of three years. Agnico did not renew the Colombian Alliance, allowing it to lapse effective January 23, 2016.
Cortez Gold Trend	The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend. The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based, geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock that is recovered in long cylindrical sections.
Dike	A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the optionor of the Pavo Real and (formerly) the Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).

4 | Page

Geophysics	Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.
Gold Torrent	Gold Torrent Inc. is a corporation existing under the laws of the State of Nevada, and a party to a November 5, 2014, exploration agreement with Miranda regarding the formation of a joint venture on the Willow Creek project in Alaska.
Gravity highs	Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.
Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Indicated Mineral Resource	The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation	A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive. Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.
Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, Rovira Mining Limited (formerly MAD III), MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.

5 | Page

MAD III	Miranda Gold Colombia III is a B.C. company with a Colombian branch that was the optionee of the Company’s Pavo Real project in Colombia, until it was terminated. Red Eagle changed the name of the Company to Rovira Mining Limited.
MAD IV	Miranda Gold Colombia IV is a B.C. company with a Colombian branch that was the lessee of the Company’s Cajamarca project in Colombia, prior to its termination.
MAD V	Miranda Gold Colombia V is a B.C. company organized to hold a mineral property lease on the Cerro Oro project in Colombia.
Measured Mineral Resource	The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineral Reserve	The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.
Mineral Resource	The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralization	A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support the definition of sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineralized deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support the definition of tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Montezuma	Montezuma Mines Inc. is a mineral exploration company. The Company has an option agreement with Montezuma on the Red Canyon property.

6 | Page

Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that was the lessor of the Coal Canyon and Red Hills properties, when the Company held them. Nevada North also now holds the Mustang property.
Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.
Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.
Oxide	Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.
Ppb	Parts per billion
Ppm	Parts per million
Pathfinder	Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment	Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels. They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.
Prism	Prism Resources Inc. is a junior exploration corporation listed on the TSX Venture Exchange (formerly on the NEX Board of the TSX-V). Its focus is on earning its interest in the Cerro Oro Project.

7 | Page

Qualified Person	The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.
Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company had an option agreement with Ramelius on the Angel Wing property and also had an option agreement on the Big Blue property until it was terminated in fiscal 2012.
Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
RCC	Red Canyon Corporation, the lessor of the Red Canyon project.
RCP and RCP LLC	Red Canyon Project, formed as a Nevada limited liability company.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle was the Company’s partner in MAD III (Rovira) and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation or RC drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company had entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”). The Company is party to an SA with Prism on MAD V (“Cerro Oro”).
Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification	Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company had entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”). The Company has a current SPA with Prism on MAD V (“Cerro Oro”).
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.

8 | Page

Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
Teslin River	Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012, as part of the Mustang property purchase.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric (also known as long) tonne (1.102 short tons, 2,240 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company also owned 200,000 shares of White Bear, until they were sold in fiscal 2014.

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

9 | Page

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

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about:

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

10 | Page

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

In this Annual Report all currency refers to Canadian dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last four fiscal years ended August 31.

For the Year Ended August 31

	2016	2015	2014	2013
	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil
Loss for the year	1,476,152	1,867,176	2,752,090	3,215,753
Loss per share: basic and diluted	(0.02)	(0.03)	(0.04)	(0.05)
Total assets	4,661,899	3,629,541	5,274,980	7,939,762
Total liabilities	122,155	300,739	208,012	295,788
Working capital	4,122,642	2,848,742	4,561,243	7,201,737
Net assets	4,539,744	3,328,802	5,066,968	7,643,974
Capital stock/share capital	31,148,478	29,676,003	29,667,503	29,652,503
Dividends per share	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	79,733,963	74,165,457	74,061,896	67,673,299

12 | Page

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2012 through to August 31, 2016.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2016	1.3265
For the Year Ended August 31, 2015	1.210
For the Year Ended August 31, 2014	1.078
For the Year Ended August 31, 2013	1.011
For the Year Ended August 31, 2012	1.009

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2016	July 2016	August 2016	September 2016	October 2016	November 2016
High	1.3091	1.3225	1.3180	1.3248	1.3403	1.3551
Low	1.2695	1.2844	1.2775	1.2843	1.3104	1.3305

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.3164 as of December 9, 2016.

B.	Capitalization and Indebtedness

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

Enactment of Government Legislation May Significantly Affect the Mining Industry

In the U.S., certain of Miranda’s exploration properties occur on unpatented lode mining claims that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Members of the United States Congress have repeatedly introduced bills that would supplant or alter the provisions of the United States General Mining Law of 1872 (the “General Mining Law”). If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

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

15 | Page

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

16 | Page

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

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We, or our exploration funding partners, contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Miranda and our business and results of operations and result in us failing to meet our business objectives.

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

17 | Page

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

Fluctuations in foreign currency exchange rates may increase Miranda’s operating expenditures

Miranda raises its equity in Canadian dollars and its exploration expenditures are generally denominated in either United States dollars or Colombian Pesos. As a result, Miranda’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase Miranda’s operating expenditures and reduce the amount of exploration activities that we are able to complete with our current capital. Miranda does not engage in any hedging or other transactions to protect itself against such currency fluctuations. Miranda holds a portion of its cash reserve in United States dollars.

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

18 | Page

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

The market price of Miranda’s common shares has ranged from a high of $0.18 and a low of $0.055 during the twelve-month period ended November 30, 2016. See “Market for Common Equity and Related Shareholder Matters”.

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of Miranda; including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of Miranda’s common shares in the future cannot be predicted. The lack of an active public market could have a material adverse effect on the price of Miranda’s common shares.

There is no market for our common shares in the United States and you may not be able to readily sell your common shares

There is currently no market for our common shares in the United States.  We cannot assure you that any trading market for our shares will develop in the United States.  Consequently, you may not be able to readily sell your common shares.

19 | Page

Substantial Number of Authorized but Unissued Shares

Miranda has an unlimited number of common shares that may be issued by the Board of Directors without further action or approval of Miranda’s shareholders. While the Board of Directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.

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

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the “Business Corporations Act”), which replaced the Company Act and is designed to provide greater flexibility and efficiency for British Columbia companies. The Business Corporations Act contains many provisions similar to those contained in corporate legislation elsewhere in Canada. The Business Corporations Act also uses new forms and terminology; most particularly a “Memorandum” is now called a “Notice of Articles”. We took the necessary steps to bring our charter documents into conformity with the Business Corporations Act and to that end we filed our Notice of Articles, which replaces our “Memorandum”, with the British Columbia Registrar of Companies.

We filed a Notice of Alteration with the British Columbia Registrar of Companies that removed certain pre-existing provisions under the Company Act and amended our authorized capital such that our authorized capital now consists of an unlimited number of common shares without par value. This change to our authorized capital was effective September 22, 2005.

Miranda's head office is located at 15381 – 36th Avenue, South Surrey, British Columbia, Canada V3Z 0J5. The contact person is Len Goldsmith, Chief Financial Officer. The telephone number is +1 (604) 417-4653 and the facsimile number is +1 (604) 648-8706.

20 | Page

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

21 | Page

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

Fiscal year ended August 31, 2016 and subsequent

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc. The parties have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B Royalty”). The “A” Royalty covers the area, including the Coleman resource that will be initially developed and placed into production. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets. Miranda has agreed to purchase up to 100% of the “A” Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract, Miranda will purchase 0.4% to 0.5% of the “A” Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015. As each contract is paid, Miranda will register its ownership of the “A” Royalty purchased. If Miranda does not complete payment of any contract, the remainder of the “A” Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% “A” Royalty. In addition, Renshaw has agreed to grant Miranda the option to purchase the “B” Royalty which option may be exercised at any time provided that the “A” Royalty contracts are not in default. Miranda may purchase up to 100% of the “B” Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are not inconsistent with those of the “A” Royalty.

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

22 | Page

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

The majority of the Company’s exploration projects are in Colombia, with one project in Alaska. The Company’s projects in Colombia include Cerro Oro, Oribella, and Antares. The Willow Creek (“Lucky Shot”) project is located in Alaska.

We have built a track record of successful project definition and acquisitions. We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

C.	Organizational Structure

Miranda has two active, directly and wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. (“MAD I”), which was incorporated under the laws of the Province of British Colombia, Canada.

MAD I which in turn holds the Company’s interests in Miranda Gold Colombia II Ltd., Rovira Mining Limited (formerly Miranda Gold Colombia III Ltd.), Miranda Gold Colombia IV Ltd., and Miranda Gold Colombia V Ltd. all having been incorporated under the laws of the Province of British Columbia, Canada. Each of the Branch Offices has been organized in Colombia as a “Sucursal Colombia” under certificates issued by “Camara De Comercio De Bogota”.

Organization Chart as of November 1, 2016:

* prior to October 31, 2016, the ownership was 30% - however, with the termination of the Prism Agreement (effective October 31, 2016) the ownership of Miranda Colombia V Ltd. reverted back to 100%.

23 | Page

D.	Property

Overview of Projects

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

Data disclosed in this Annual Report on Form 20-F, including sampling, analytical and test data, have been reviewed and verified by the Chief Executive Officer and Director, Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

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

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2016.

As at the date of this Form 20-F, the Red Canyon property in Nevada and the Willow Creek project in Alaska, are funded and being explored under funding agreements. The Cerro Oro project in Colombia was being funded (100%) under an agreement with Prism until October 31, 2016, at which time Prism advised of its termination of the agreement. Miranda is currently seeking a funding partner for the Antares, Cerro Oro, and Oribella projects in Colombia.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as this is typically up to the funding partner.

Where Miranda does conduct generative exploration programs the Quality Assurance and Quality Control protocols for its generative exploration sample programs can be summarized as:

o	Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in Elko, Nevada and/or Winnemucca, Nevada.

o	All samples are analyzed for gold and up to 51 additional elements. Gold analyses procedures include fire assay fusion of a nominal 30 gram or aqua regia extraction from a nominal 25 gram pulverized sample weight. After fusion or extraction, gold abundance is determined by gravimetric, atomic absorption spectrometry or ICP (Inductively Coupled Plasma) with MS (Mass Spectrometry) or AES (Atomic Emission Spectrometry) techniques. The additional elements are determined on 15 to 50 gram sample weights by aqua regia extraction with ICP-MS or ICP-AES finishes. Rock and drill samples are prepared for analyses by crushing, splitting off and pulverizing 250 grams (85 percent passing a 75 micron, 200 mesh screen). Soil and stream sediments are sieved and analyzed on the portion passing a 180 micron (80 mesh) screen. Lower detection limit for gold is 0.001 ppm and variable for the additional elements. Gold values above 10 ppm are routinely re-assayed.

o	A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30 ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Periodic duplicate samples are routinely collected and submitted for analyses from soil sample grids and reverse circulation drilling.

24 | Page

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

Gold Torrent is now in discussions with the permitting agencies as well as all other stakeholders affected by the development of the Willow Creek project. By utilizing pre-existing roads and tunnels and possible off-site processing, the operation is expected to have small visual and physical impacts. Gold Torrent is also conducting economic studies, mine and mill designs, and creating cost schedules.

Willow Creek Property

The following summary (beginning on page 28 below) has been reproduced from a technical report titled “Technical Report on the Willow Creek Project, Matanuska-Susitna Borough, Alaska” dated September 30, 2014 (the “Willow Creek Report”) by David Linebarger, RM SME of Linebarger Consulting LLC. The Willow Creek Report was written in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators. The author is a “Qualified Person” as the term is defined in NI 43-101 and is considered “independent” for the purposes of NI 43-101.

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

25 | Page

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

26 | Page

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

27 | Page

Figure 1.1 - Willow Creek Project Location

Willow Creek Project
Willow
Wasilla
Palmer
Anchorage
3
1
330000
340000
350000
360000
370000
380000
390000
400000
410000
6860000
6840000
6820000
6800000
6780000
Legend
Cities
Roads
Claim Outlines
Patent Claim
State Claim
0
3
6
12
Miles
0
5
10
20
Kilometers
MIRANDA GOLD CORP.

28 | Page

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

29 | Page

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

30 | Page

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

31 | Page

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

32 | Page

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

Recommendations to direct exploration efforts a potentially add materially to the resource are listed below:

•	Map and systematically sample accessible historic workings in the Coleman mine
•	Complete an underground survey of the accessible underground workings
•	Develop a 3D model of the Coleman, Lucky Shot and War Baby workings based upon the historical surveys and sampling. Stope maps and sampling may determine trends of mineralization.
•	Develop and maintain a bulk density program from drilling and underground sampling.
•	Conduct additional surface drilling and underground sampling at the Willow Creek project”
•	Conduct underground drilling after Enserch Adit is extended to intercept the Lucky Shot Vein.

- End of extracted summary of the Willow Creek Report -

33 | Page

MIRANDA’S REMAINING NEVADA PROPERTY

The following summary table identifies the nature of our ownership or interest in the remaining Nevada property, describes our interest in the property, describes the type, names, number, unique identifying numbers and the approximate size in acres of the project.

Property	Ownership/ Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)	Option Agreement

Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	ICE	237	NMC342174-314, NMC371945-74, NMC454017-29, NMC692725-71, NMC695046-51	4,896	Montezuma Mines Inc.
Red Canyon	Leased/Red Canyon Corp.	see project description	Federal Lode - BLM	NC	17	NMC1020836-47; NMC1020862-66	351	Montezuma Mines Inc.

As at the date of this Annual Report, Miranda’s funding partner is exploring and advancing the following project in Nevada: Red Canyon

Red Canyon Project, Eureka County, Nevada

Nature of interest and terms of acquisition

The Red Canyon project consists of 254 unpatented lode-mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

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

34 | Page

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

Kennecott completed KR-001, a 2,500-foot vertical hole drilled at the Ice Prospect, to follow up on surface gold mineralization, in the footwall of the northwest-striking Wall fault. The hole intersected 95 feet of 0.117 oz Au/t from 20 feet to 115 feet in silty carbonate rocks above massive dolomite of the Lone Mountain Formation. Additional drilling in the vicinity of KR-001 intersected disseminated gold including:

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

35 | Page

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

In 2010, Montezuma completed an eight-hole reverse-circulation drill program totaling 11,260 feet in the Red Canyon prospect area. Drill results included two mineralized zones in MR 10-01, a vertical hole 1,660 feet southeast of core hold MR09-05C. MR 10-01, intersected 20 feet of 0.050 oz Au/t from 775 to 795 feet and 20 feet of 0.086 oz Au/t from 965 to 985 feet. MR10-01 lies along the projection of mapped folds in an area cut by faults and dikes, all of which appear to be important in localizing gold mineralization at MR09-05C and the Ice Zone. The remaining seven drill holes, MR10-02 through MR10-08, did not intersect gold mineralization exceeding 0.01 oz Au/t.

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

From 2009 to 2011, Montezuma completed geologic mapping, revised stratigraphic interpretations, and ran soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys. To this date, Montezuma has drilled a total of 26 reverse circulation and three core holes for a total of 25,607 feet. Montezuma conducts its drilling under the BLM approved Red Canyon POO that permits up to 125 acres of total disturbance.

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

Subsequent to the 2013 drill campaign, Montezuma has performed reclamation work on the project including: drill pad and sump “C” including the access road on the west side of the project; drill pads and sump at sites 16, 17, 18, and 19 including the access roads. A total of approximately 11,500 feet (3,500 meters) of roadway have been reclaimed (seeded). In addition, biological and cultural studies have been drafted, as required pursuant to the POO. Work continues on the addition of a northwest extension to the POO.

In total, Montezuma’s exploration program to date has included drilling 35 reverse circulation holes and 3 core holes for a total of 35,212 feet.

36 | Page

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

37 | Page

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

Property	Ownership / Owner	Type of Claim	No. of Claims	Serial Numbers	Option Agreement

Antares	ExpoGold Colombia SA / Miranda Gold Colombia II	Applications	2	OG8-08042 & OGN-11491	Open
Antares	Activos Mineros de Colombia SAS / Miranda Gold Colombia II	Applications	5	OG2-095310; PKC-10311; PKO-08531; QDO-10291; PDO-08001	Open
Antares	Miranda Gold Colombia II	Applications	3	OG2-084816; OG2-085116; QF9-08011	Open

Cerro Oro	Antonio Alvarez / Miranda Gold Colombia II	Applications	2	LHB-11031; OG2-08131	Formerly Prism, now open

Oribella	Miranda Gold Colombia II	License & Concession	1 license; 1 concession	B7647005	Open

38 | Page

The following is a location map of our properties in Colombia:

0
250000
500000
750000
1000000
1250000
1500000
1250000
1000000
750000
500000
250000
0
-250000
-500000
Medellin
Antares
Oribella
Cerro Oro
Bogota DC
N
S
E
W
0 62.5 125 250 Kilometers
Miranda Propierties
Colombia Deparments
Main Cities
MIRANDA GOLD
MAD Propierties in Colombia

39 | Page

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

Miranda paid US$60,000 on October 9, 2015, with a second payment of US$60,000 due (and paid) on October 9, 2016. A $70,000 payment will be due within 30 days of the registration of the mining concession in the National Register of the core application and subsequent annual payments will be required on the anniversary of that registration date until the payments of a 1.8 % production royalty commence from commercial production. The Mining Lease is for fifty years. Annual work requirements to a cumulative US$2.0 million are required over six years, but this work commitment can be suspended for any two-year period that Miranda does not have a partner funding work at Antares.

The Antares project covers a large intrusive related gold system with both veinlet and sheeted fracture controlled gold mineralization. The combined project covers 10,500 hectares. It is located 20km east northeast of Medellin and 45km west-southwest of the Gramalote deposit within the Antioquia Batholith.

Funding partner agreements

Formerly, Antares was the subject of the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia. Under that Alliance Agreement, the Company and Agnico shared funding 30:70, respectively, in generative exploration expenditures, with Miranda as operator.

Miranda is currently seeking a joint venture partner for Antares.

Exploration work completed by Miranda and its funding partners on the property

Antares is a grass roots generated project. Initial prospecting in the area led to a large-scale stream sediment-sampling program that showed widespread anomalous gold values in most drainages. Follow-up of these anomalies led to systematic channel sampling of a historic large hydraulically mined open cut referred to as the Santa Rita pit.

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

Gridded soil sampling was conducted in the area of the Guaricu Pit. A significant anomaly is indicated at a 50 ppb cut-off with high values of 280 ppb Au. This anomaly is 800 m long and 100 to 200 m wide and open to the northeast and southwest.

40 | Page

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

Exploration Plans

Exploration is planned in and around the Santa Rita pit while identifying other mineralized zones along the 5.5km trend, especially within the area of the large stream sediment anomaly. Soil sampling initiated near the Guaricu Pit show good detection response and gridded soils will eventually be extended from the Guaricu Pit to the Santa Rita pit. This area is all within a footprint of very anomalous stream sediments.

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

Funding partner agreements

On June 23, 2014, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Prism. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD V to Prism. The activities of MAD V were governed by the SA.

After spending $700,000 - the obligation amount - Prism terminated the SPA and SA, with effect from October 31, 2016. The 70 shares of MAD V were returned to Miranda.

Miranda is currently seeking a joint venture partner for Cerro Oro.

Prism had issued 200,000 common shares of Prism to Miranda, currently valued at $18,400, and had reimbursed Miranda for US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. During the August 31, 2015 fiscal year, Prism reimbursed Miranda $12,189 for certain expenditures incurred prior to the execution of the SA.

41 | Page

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

Exploration work completed by Miranda and its funding partners on the property

At Cerro Oro gold-silver mineralization is hosted in sericiticly and argillically altered 2-3MA volcanic tuffs and flows of the Colombia Formation associated with extensive multidirectional hematitic fractures zones. This formation overlies porphyry systems elsewhere in the Cauca Belt. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although inferred late-stage quartz-stibnite-gold veins occur locally. Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two or more square kilometers. Alteration seems controlled predominantly along a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine-grained free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ rock by small-scale hydraulic mining. Surface exposures are intensely weathered and oxidized but one subcrop exposes mineralization that is typified by close-spaced, pyritic, generally open fractures with minor silica selvages. Miranda infers that alteration and mineralization style at Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system and an initial bulk-tonnage target is presented. Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to porphyry-style mineralization several kilometers away.

Miranda has completed geologic mapping and extensive 2-meter channel sampling. Approximately 416 channel samples have been taken. Twenty percent of those samples assayed greater than 0.2 g Au/t. Multiple sub-parallel one to two meter width veins were identified within an area of alteration greater than 1 sq km. Locally veins, vein wall rock, and rock unrelated to veins are significantly mineralized. Veins assay as high as 2m @ 12 g Au/t and wall rock and country rock where significantly mineralized assay from 0.5 to 3.0 g Au/t. Samples unrelated to veins have widths up to 6.5 m @ 1.98 g Au/t. These widths and assays come from a database including all rock types, containing assays ranging from non-detectable to 12 g Au/t, with a median value of approximately 0.15 g Au/t. The highest assay reported was 28 g Au/t. Past work involved permitting several trenches that are designed to test for mineral continuity between several of the artisanal underground workings. Based on the trench results, drill targets were defined.

In the Summer of 2016, Prism and Miranda “scout” drill-tested Cerro Oro, where mapping and sampling indicated the potential for multiple high-grade gold veins occurring within broader zones of lower grade disseminated and fracture controlled mineralization. The original planned program called for four to five angle holes totaling 1,200 meters. Due to failure to obtain important surface easements in a timely manner, the drill program was limited to three angle holes totaling 472 meters. Miranda will continue to work on easement agreements. All three holes completed have significant mineralization.

42 | Page

Cerro Oro drilling highlights (refer to Table below):

➢	CO-001: 1m @ 3.67 g Au/t in a locally coliform, sulfide-quartz breccia, interpreted to be a down-dip and strike extension of the “Victoria Vein”.
➢	CO-003: 1.45m @ 3.53 g Au/t in a heterolithic, matrix supported hydrothermal breccia that forms a contact zone with a dacite porphyry dike. The main breccia is subsequently injected by finer “fluidized” breccia. Several crosscutting sulfide veinlets occur in matrix and clasts. This is a newly recognized mineralization style on the project and indicates complexity and multi-stage mineralization in the system.

The Colombian Ministry of Interior notified Miranda that a “Consulta Previa” with nearby indigenous peoples would be required for any additional work on the project. Miranda has started the “Consulta Previa” process, and intends to pursue it expeditiously.

Miranda drilling demonstrated a proof of exploration target concept, and encountered significant multi-stage, telescoped primary epithermal and possible secondary porphyry-style alteration. This alteration and mineralization complexity was not recognized previous to core drilling. The geometry of the “Victoria Vein” and other veins and vein-breccia were defined, which will help design follow up drilling.

These drill results show a strike extent of 130 m along the “Victoria” fault-breccia-vein zone extending from the surface to a depth of 80m. Gold mineralization is strongly correlated with mercury (to 9.6 ppm), antimony (to 139 ppm), arsenic (to 1,900 ppm) and zinc (to 4,740 ppm). No other elements show appreciable elevated values.

In conventional zoning models for epithermal systems, high level to low level elemental occurrences are - Mercury -> Antimony -> Arsenic -> Gold. In the same zoning models, gold is typically minor or absent in the mercury zone and gold begins to occur more strongly at the deepest extent of antimony, while the highest gold grades occur where arsenic begins to diminish as a major element. Zinc is associated with gold in many South American epithermal deposits, and the gold-zinc association at Cerro Oro compares favorably to the same relationship seen at nearby Marmato. Using the same exploration zoning model, Marmato would occur with similar abundant zinc and adularia, but below the zone of mercury-antimony observed at Cerro Oro.

Below is a table of significant drill results defined as 1m or greater, greater than 0.300 g Au/t. True thickness cannot be estimated but all holes are angled to test high-angle vein-faults with an approximate 72° southeast dip:

HOLE NUMBER	Interval	Length	Grade
	(m)	(m)	(g Au/t)
CO-001	30 to 41.7	11.70	0.388
including	30 to 35.7	5.70	0.633

CO-001	56.0 to 60.7	4.70	1.374
including	57.7 to 58.7	1.00	3.670

CO-001	78.5 to 80.5	2.00	0.546

CO-002	65.2 to 66.2	1.00	0.679

CO-002	122.2 to 125	2.80	0.866
including	122.2 to 123.8	1.60	1.170

CO-003	22.3 to 23.4	1.10	1.250

CO-003	34.6 to 36.5	1.90	0.364

CO-003	66.15 to 67.60	1.45	3.530

43 | Page

All five plus-1g Au/t intercepts contained either banded quartz vein or vein-breccia over 1m or greater. The minus-1g Au/t intercepts contained pyritic stockwork or sheeted pyritic veinlets and disseminated pyrite. Fine-grained adularia is associated with all gold occurrences. Some breccias contain matrix supported, mineralized clasts that may be explosively injected from lower depths. Breccias are from 6 m to 20 m wide, although the significant gold intervals within them are narrower. However in CO-001, 4.7 m of mixed banded vein and vein-breccia are significantly mineralized.

Alteration is typified by abundant mixed clays and more local silicification. In core, up to four cross-cutting events are observed. Adularia has two habits of occurrence - both as vein and veinlet selvages or pervasive within other alteration.

This limited drill program tests 130m of a system that has a mapped 1.5km strike and 600m width. Miranda believes that intercepting multiple mineralized zones justifies continued drill tests of the large epithermal gold system at Cerro Oro. Widely used epithermal zoning models suggest higher gold grades are highly permissible below a near surface zone one of high mercury and antimony.

Miranda intends to do gridded auger soils over the entire alteration zone and, where possible, determine clay species in soil pits, surface exposures and existing drill core. Gridded soils should indicate the centers of stronger and more continuous areas of gold mineralization. Areas of high-temperature illite may indicate upwelling fluid centers above high-grade mineralization. After modeling structural-dilational controls, future drilling will be designed to test below the mercury-antimony zone.

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

During the fiscal year ended August 31, 2015, an additional $57,579 was spent on acquisition costs, and 70% of this ($40,305) was recovered from Agnico according to the Amended Alliance Agreement. No further acquisition costs have been incurred to date.

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

44 | Page

Funding partner agreements

Formerly, Oribella was the subject of the January 23, 2013, as amended October 25, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia. Under that Alliance Agreement, the Company and Agnico shared funding 30:70, respectively, in generative exploration expenditures, with Miranda as operator.

Miranda is currently seeking a joint venture partner for Oribella.

Location and means of access to the property

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid. Oribella falls within the Western Cordillera close to the convergence of regional structures that reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east.

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

45 | Page

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

The terms of the Pavo Real Option were agreed to in the Association Agreement.

Annual payments of US$100,000, plus the issue of 100,000 common shares were required to maintain the option until the first milestone is achieved. The first milestone was the definition of a NI 43-101 Measured and Indicated Resource greater than or equal to 250,000 ounces of gold equivalent. Rovira was required to pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it were more. Additional payments were owed by Rovira at various milestones as the steps to production progressed.

On June 25, 2010, the Company entered into a SPA and SA with Red Eagle, effectively forming a corporate option to joint venture. The SPA and SA agreements became effective on June 24, 2010. These agreements (SPA and SA) were terminated on December 31, 2014, and the 70 shares of Rovira were returned to Miranda.

During the fiscal year ended August 31, 2016, Miranda abandoned the Pavo Real property and Miranda wrote off the residual acquisition costs of $131,290.

None of Miranda’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

46 | Page

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Management’s discussion and analysis is presented in relation to the consolidated financial statements of Miranda, which statements are prepared as a going concern in accordance with IFRS.

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Alaska and Colombia.

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at August 31, 2016.

Results of Operations for the year ended August 31, 2016, 2015 and 2014

The Company incurred a loss of $1,476,152 (2015 - $1,867,176; 2014 - $2,752,090) and a comprehensive loss of $1,435,358 for the year ended August 31, 2016 (2015 - $1,878,973; 2014 - $2,705,419).

Expenses for the year ending August 31, 2016 were $1,339,464 (2015 - $1,693,560; 2014 - $2,730,123).

47 | Page

Significant or noteworthy expenditure differences between the three years include:

	--- For the year ended ---
	August 31,	August 31,	August 31,
	2016	2015	2014
	$	$	$
Loss for the year	1,476,152	1,867,176	2,752,090
Exploration and evaluation expenditures	962,151	1,328,046	1,986,071

	Trending decrease is due to management’s focus on the Colombia and Alaska projects and the exit from Nevada.

Exploration and evaluation expenditure (recoveries)	(438,180)	(568,669)	(647,736)

	Trending decrease in recoveries is in relation to the recoverable exploration expenditures in Colombia. Nevada recoveries are now zero.

Investor relations	53,733	64,332	72,252

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Office rent, telephone, secretarial, and sundry	70,055	140,255	127,576

	It is the Company’s intent to curtail spending in this area; however, the fiscal 2015 increase over the fiscal 2014 spending is due to corporate development training costs incurred of $21,782.

Stock-based compensation	92,225	132,307	113,413

	Trending decrease is due to the method of calculating this line item – the Black-Scholes option-pricing model uses the Company share price as a significant input – and the share price has fallen over the last three years.

Travel and business promotion	55,681	76,257	138,828

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Wages and benefits	333,427	452,899	603,843

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury. In addition, and due to the Company’s exit from Nevada in fiscal 2015 - the Company terminated all office and field staff stationed in Elko, Nevada.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

48 | Page

B.	Liquidity and Capital Resources

Miranda’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

During the August 31, 2016, fiscal year, the Company closed a non-brokered private placement with aggregate gross proceeds of $2,622,650 from the sale of 29,140,555 units at a price of $0.09 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until June 23, 2021. The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to October 23, 2016 will be restricted from trading until October 24, 2016

During the August 31, 2015, fiscal year, the Company issued 100,000 common shares pursuant to an option to joint venture agreement.

During the August 31, 2014, fiscal year, the Company issued 100,000 common shares pursuant to an option to joint venture agreement.

Miranda applies the “option to joint venture business” model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement, and then seeks an option to joint venture partner to fund the exploration of the project to earn an interest. In some agreements Miranda receives common stock and/or cash option payments as a portion of the cost to earn an interest in the project.

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

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31, 2016 $	May 31, 2016 $	Feb 29, 2016 $	Nov 30, 2015 $	Aug 31, 2015 $	May 31, 2015 $	Feb 28, 2015 $	Nov 30, 2014 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(204,460)	(460,461)	(548,882)	(262,349)	(278,194)	(478,175)	(525,935)	(584,872)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)

Miranda began the fourth quarter of the 2016 fiscal year with cash of $1,756,217.   During the three months ended August 31, 2016, the Company expended $230,483 on operating activities, expended $10,082 on investing activities, and received net $2,554,075 for financing activities, and experienced a negative effect of $21,727 from foreign exchange on cash, to end on August 31, 2016, with $4,048,000 in cash.

Miranda began the 2016 fiscal year with cash of $2,901,091.   During the year ended August 31, 2016, the Company expended $1,441,458 on operating activities, received $40,689 for investing activities, and received net $2,554,075 for financing activities, and experienced a negative effect of $6,397 from foreign exchange on cash to end on August 31, 2016, with $4,048,000 in cash.

49 | Page

As at December 1, 2016, there were 4,762,500 stock options outstanding pursuant to the Plan, none of which were “in-the-money” (TSX.V closing price November 30, 2016 was $0.075). In addition, as at December 1, 2016, there were 49,976,355 share purchase warrants outstanding, none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding as at August 31, 2016	103,380,807	49,976,355	5,912,500
Stock options expired – October 21, 2016	-	-	(1,150,000)
Outstanding as at December 1, 2016	103,380,807	49,976,355	4,762,500

The Company has sufficient cash to meet its obligations as they come due.

C.	Research and Development, Patents and Licenses

As Miranda is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend Information

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

50 | Page

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2016:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

G.	Safe Harbor

Certain statements contained in the foregoing Operating Results and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Miranda to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

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

51 | Page

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists as of August 31, 2016, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Kenneth Cunningham [1]	Director, Chairman	January 28, 2016, Chairman; November 7, 2003, President of Miranda U.S.A. Inc.; February 9, 2004, as Chairman, President and Chief Executive Officer of Miranda.
Joseph Hebert	Director, President and CEO	January 28, 2016, President and CEO; December 8, 2003 as VP Exploration and as a Director on January 21, 2014.
James Cragg [1,2]	Director	December 13, 2004
Kevin Nishi [1,2]	Director	February 16, 2015
Len Goldsmith [3]	Chief Financial Officer and Corporate Secretary	October 17, 2013, CFO; March 8, 2016, Corporate Secretary

1 Member of the Audit Committee

2 Member of the Compensation Committee

3 Len Goldsmith was appointed as CFO effective October 17, 2013, and was appointed Corporate Secretary effective March 8, 2016

There are no family relationships between any two or more Directors or Executive Officers of Miranda. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of Miranda.

Kenneth Cunningham

Mr. Kenneth Cunningham, M.S.Geo, B.S.Geo, P. Geo, is a director and Chairman of Miranda.  Mr. Cunningham has nearly forty years experience from diversified mineral exploration and mining geology through to executive management; over twenty of those years have been focused in Nevada. Mr. Cunningham was previously Vice President of Nevada North Resources (U.S.A.) Inc., a private company involved in Nevada exploration. Prior to his involvement with Nevada North, he was Exploration Manager with Uranerz U.S.A. Inc.  During his tenure with Uranerz Mr. Cunningham led the acquisition and exploration effort that resulted in two Nevada discoveries; a four-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend.  He was also instrumental in establishing, and subsequently managing, Uranerz’ Mongolian gold exploration program.  Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.  Mr. Cunningham was a Director of Red Eagle Mining Corporation, a publicly traded mineral exploration company, until he stepped down in August 2015.

52 | Page

Joseph Hebert

Mr. Joseph Hebert, B.S. Geo. is the President, Chief Executive Officer and Director of Miranda. Mr. Hebert brings over thirty years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. 25 of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the +8.5 million-ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying, advancing, and drilling the discovery hole at the pediment-covered ET Blue Project, which Barrick now calls Goldrush. Barrick reports a resource at Goldrush of 8.4 million ounces of gold. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career and was instrumental in assembling the company's exploration staff in both Elko, Nevada and Medellin, Colombia. This is the third time that Mr. Hebert and Mr. Cunningham have worked together. Each of the previous associations has resulted in successful exploration discoveries in Nevada.

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

Len Goldsmith

Mr. Len Goldsmith joined Miranda as its controller on September 22, 2010; was named Chief Financial Officer on October 17, 2013; and was appointed the Corporate Secretary on March 8, 2016. He is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Mr. Goldsmith was a member, since 1991. Mr. Goldsmith is also a designated fellow of the Association of Chartered Certified Accountants (“FCCA”) based in the United Kingdom, and obtained his IFRS Certification (“CertIFR”) from the ACCA in 2009. Mr. Goldsmith’s experience as an accountant has been broad and it has taken him in and out of the mining industry over his +30 year career, including a post as accountant for Hudson Bay Mining & Smelting in Flin Flon, Manitoba (Trout Lake Copper Mine and the Namew Lake Nickel Mine); accountant for Peace River Coal (Anglo American PLC) in Vancouver; assistant controller for North American Tungsten in Vancouver; as CFO for a coal beneficiation company in Turkey; and as CFO for a private gold exploration company, also in Turkey.

B.	Compensation

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee for his services as a director of Miranda, and additional fees for chairing committees. In the fiscal year ended August 31, 2016, Miranda paid $40,248 in director fees (2015: $36,918; 2014: $28,371). Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors.

53 | Page

The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2016.

Name	Date of Grant	Options Granted	Exercise Price	Expiry date
James F. Cragg	Jan 28, 2016	100,000	$0.12	Jan 28, 2021
Kevin Nishi	Jan 28, 2016	100,000	$0.12	Jan 28, 2021

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

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2016.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) Chairman	2016	$ 159,177	Nil	Nil	350,000	Nil
Joseph Hebert (2) President & CEO	2016	$ 215,334	Nil	Nil	600,000	Nil
Len Goldsmith (3) Chief Financial Officer, Corporate Secretary	2016	Nil	Nil	$ 37,500	400,000	Nil
Doris A. Meyer (4) Former Corporate Secretary	2016	Nil	Nil	$ 95,084	100,000	Nil
(1)	During the financial year ended August 31, 2016, Mr. Cunningham was paid US$119,929 salary (2015 - $212,230; 2014 - $206,335), the approximate Canadian dollar equivalent of $159,177 using an average exchange rate for the current financial year of 1.3273 (2015 – 1.2101; 2014 – 1.0777). See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
(2)	During the financial year ended August 31, 2016, Mr. Hebert was paid US$162,240 (2015 - US$162,240; 2014 - US$158,600), the approximate Canadian dollar equivalent of $215,334 using an average exchange rate for the current financial year of 1.3273 (2015 – 1.2101; 2014 – 1.0777). See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
(3)	Consulting fees are paid to Goldnor Global Management Inc., a company owned by Len Goldsmith. Goldnor was paid consulting fees of $37,500 for the provision of both the Chief Financial Officer and Corporate Secretary functions, beginning on March 1, 2016.
(4)	Consulting fees were paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer. Golden Oak was paid consulting fees of $95,084 (including the termination fee) for the provision of both the Chief Financial Officer and Corporate Secretary functions until March 8, 2016, when the agreement was terminated.

Kenneth D. Cunningham, the Chairman of Miranda, entered into an amended and restated employment agreement (the “Cunningham Agreement”) with Miranda on January 28, 2016, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US$54,000, plus benefits of approximately US$36,000 per year. Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for a four-year term, continuing until terminated pursuant to the terms of the Cunningham Agreement. Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by making a lump-sum payment to Mr. Cunningham equal to the amount of remaining salary and benefits owing to the expiry of the original term of the Cunningham Agreement. Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 30-days’ written notice to Miranda, with all remaining salary and benefits ceasing on that effective date.

54 | Page

Joseph Hebert, the President and Chief Executive Officer for Miranda, entered into an amended and restated employment agreement (the “Hebert Agreement”) with Miranda on January 28, 2016, pursuant to which Mr. Hebert agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US$162,240, plus benefits of approximately US$36,000 per year. Mr. Hebert’s employment pursuant to the Hebert Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Hebert Agreement. Miranda may terminate the Hebert Agreement for cause, as more particularly set out in the Hebert Agreement, or at any time without cause by payment to Mr. Hebert equal to two times his annual salary plus one times his annual benefits, based on the annual salary and benefits pursuant to the Hebert Agreement at the time of termination, and all wages and benefits owing to Mr. Hebert up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Hebert Agreement). Mr. Hebert may terminate the Hebert Agreement on 60-days’ written notice to Miranda if: (i) Miranda makes a material adverse change in the salary, duties, or responsibilities assigned to Mr. Hebert pursuant to the Hebert Agreement; or (ii) a “change in control” (as defined in the Hebert Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Hebert the Severance Package. Mr. Hebert may terminate the Hebert Agreement at any time without cause on 60-days’ written notice to Miranda, with all remaining salary and benefits ceasing on that effective date.

On March 1, 2016, Miranda entered into a consulting agreement (the “Goldnor Agreement”) with Len Goldsmith and his company, Goldnor Global Management Inc. (“Goldnor”). The services of Len Goldsmith, as Chief Financial Officer and Corporate Secretary of Miranda are provided by and performed under the Goldnor Agreement. Goldnor provides Miranda with accounting, financial, corporate, and regulatory compliance services in consideration of an annual service fee of $150,000, pro-rated for time spent on Miranda business, plus applicable taxes; plus reimbursement of all pre-approved expenses incurred by Goldnor in furtherance of or in connection with the business of Miranda and its subsidiaries. Miranda may terminate the Goldnor Agreement immediately for cause, or with 30-days notice, or payment in lieu of notice. The Goldnor Agreement contains non-disclosure and non-solicitation provisions typical of an agreement of this nature.

On April 1, 2010, as amended October 17, 2013, Miranda entered into a consulting agreement (the “Golden Oak Agreement”) with Doris Meyer and her wholly owned company, Golden Oak Corporate Services Ltd. (“Golden Oak”). The Golden Oak Agreement was terminated on March 8, 2016, upon Miranda giving notice and making the required termination payment of $30,947. The services of Doris Meyer, as Corporate Secretary of Miranda and Len Goldsmith as Chief Financial Officer of Miranda were being provided by and performed under the Golden Oak Agreement. Golden Oak provided Miranda with accounting, financial, corporate, and regulatory compliance services in consideration of an annual service fee of $123,789, since April 1, 2014, plus applicable taxes and reimbursement of reasonable office costs and expenses and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak in furtherance of or in connection with the business of Miranda and its subsidiaries.

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

55 | Page

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

56 | Page

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

Audit committee members

For the fiscal year ended August 31, 2016, the Audit Committee of the Board of Miranda is comprised of Messrs. Ken Cunningham, Kevin Nishi, and James Cragg. Mr. Nishi and Mr. Cragg are considered independent and Mr. Cunningham, being a member of management, is not considered independent. All of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

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

57 | Page

For the fiscal year ended August 31, 2016, the Compensation Committee of the Board of Miranda included Messrs. James Cragg and Kevin Nishi. Both members are considered “independent” as that term is defined in applicable securities legislation.

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

As of August 31, 2016, there are two full time employees in Nevada and five full time employees in Colombia. Len Goldsmith, the Chief Financial Officer and Corporate Secretary, is retained pursuant to the Goldnor Agreement.

E.	Share Ownership

The following table sets forth, as of November 30, 2016, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at November 30, 2016

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class *
Kenneth Cunningham	Common	2,563,500	2.35%
Joseph Hebert	Common	3,944,000	3.62%
James F. Cragg	Common	411,994	0.38%
Kevin Nishi	Common	422,222	0.39%
Len Goldsmith	Common	1,147,500	1.05%
TOTAL	Common	8,489,216	7.79%

* Based on 103,380,807 common shares outstanding, and assuming all of the options and warrants (5,566,111 as a group) held by directors and officers as at November 30, 2016, were exercised.

•	Kenneth Cunningham owns 1,133,500 common shares; 380,000 warrants; and holds a total of 1,150,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Joseph Hebert owns 1,404,000 common shares; 1,315,000 warrants; and holds a total of 1,225,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Kevin Nishi owns 111,111 common shares; 111,111 warrants; and holds a total of 200,000 stock options with exercise prices and expiry dates as shown in the table below;
•	James Cragg owns 79,494 common shares and holds a total of 332,500 stock options with exercise prices and expiry dates as shown in the table below; and
•	Len Goldsmith owns 295,000 common shares; 280,000 warrants; and holds a total of 572,500 stock options with exercise prices and expiry dates as shown in the table below.

58 | Page

As of November 30, 2016, the directors and officers held as a group, directly or indirectly, an aggregate of 2,923,105 common shares; 2,086,111 warrants; and 3,480,000 stock options.

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2016, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding as at November 30, 2016:

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Kenneth Cunningham	Sr.Officer/Director	300,000 200,000 300,000 350,000	0.305 0.155 0.145 0.120	September 24, 2017 October 17, 2018 September 3, 2019 January 28, 2021
Joe Hebert	Sr.Officer/Director	200,000 175,000 250,000 600,000	0.305 0.155 0.145 0.120	September 24, 2017 October 17, 2018 September 3, 2019 January 28, 2021
James F. Cragg	Director	70,000 62,500 100,000 100,000	0.305 0.155 0.145 0.120	September 24, 2017 October 17, 2018 September 3, 2019 January 28, 2021
Kevin Nishi	Director	100,000 100,000	0.145 0.120	February 16, 2020 January 28, 2021
Len Goldsmith	Sr.Officer (2)	22,500 75,000 75,000 100,000 300,000	0.305 0.155 0.145 0.120 0.120	September 24, 2017 October 17, 2018 September 3, 2019 January 28, 2021 April 25, 2021
Doris Meyer	Former Sr.Officer (1)	130,000 25,000 75,000 100,000	0.305 0.155 0.145 0.120	September 24, 2017 October 17, 2018 September 3, 2019 January 28, 2021
(1)	Doris Meyer retired as the CFO on October 17, 2013; and retired as Corporate Secretary on March 7, 2016.
(2)	Len Goldsmith was appointed as CFO with effect from October 17, 2013; and as Corporate Secretary with effect from March 8, 2016.

Total Officers/Directors (5 persons) = 3,480,000 at November 30, 2016

Total Officers/Directors/Employees = 4,762,500 at November 30, 2016

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on June 30, 2016, that as at June 30, 2016, it held:
o	Sole voting and dispositive power over 5,559,033 common shares of Miranda held in the name of Global Strategic Management Inc., representing 5.4%, and
o	Sole and shared voting, and sole and shared dispositive power over 12,706,000 common shares of Miranda held in the name of EuroPac Gold Fund, representing 12.3%; and
o	Total, for a combined total of 18,265,033 common shares or 17.7% at June 30, 2016.
•	Sprott Inc. reported on Schedule 13G to the Securities Exchange Commission on June 30, 2016, that as at June 30, 2016, it held sole voting and dispositive power over 4,248,685 common shares of Miranda representing 4.1%.

60 | Page

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

Miranda’s registered shareholder list for Miranda’s common shares, dated April 30, 2016, showed 54 registered shareholders and 74,240,252 shares outstanding of which 37 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 21,760,677 common shares representing 29.31% of the issued and outstanding shares of Miranda.

B.	Related Party Transactions

During the year ended August 31, 2016, 2015, and 2014, the Company:

a)	paid $95,084 (2015 - $123,789; 2014 - $121,012) to Golden Oak Corporate Services Ltd., a company controlled by a former common officer pursuant to a contract for consulting fees;

b)	paid $37,500 (2015 - $nil; 2014 - $nil) to Goldnor Global Management Inc. a company controlled by a common officer pursuant to a contract for consulting fees; and

c)	paid fees to independent directors of $40,248 (2015 = $36,918; 2014 - $28,371).

At August 31, 2016, an amount of $25,462 for fees and/or expenses owed to officers are included in accounts payable and accrued liabilities (Aug. 31, 2015 - $28,896; Aug. 31, 2014 - $34,773). These amounts were settled in the ordinary course of business shortly after the year-end.

Other than as disclosed above, there have been no transactions during the 2016 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

61 | Page

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

Legal and Arbitration Proceedings

Miranda is not involved in any legal or arbitration proceedings.

Dividends

Miranda has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Miranda does not presently have any intention of paying dividends. Our future dividend policy will be determined by the Board of Directors, on the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2016, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2016.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, sales prices

For the Fiscal Year ended	High $	Low $
August, 2016	0.180	0.055
August, 2015	0.150	0.070
August, 2014	0.210	0.110
August, 2013	0.340	0.125
August, 2012	0.500	0.240

62 | Page

The following table lists the volume of trading and high, low and maximum closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, sales

For the three month period ended	Volume	High $	Low $	Maximum Close $
Feb 28/15	2,018,614	0.120	0.085	0.120
May 31/15	3,113,412	0.100	0.070	0.100
Aug 31/15	2,691,059	0.105	0.070	0.100
Nov 30/15	8,472,340	0.085	0.065	0.085
Feb 29/16	3,271,459	0.100	0.055	0.090
May 31/16	13,775,215	0.120	0.075	0.110
Aug 31/16	12,741,266	0.180	0.085	0.165
Nov 30/16	10,971,886	0.170	0.065	0.160

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, sales prices

Period ended	High $	Low $
Jun-16	0.105	0.085
Jul-16	0.180	0.120
Aug-16	0.150	0.110
Sep-16	0.170	0.110
Oct-16	0.125	0.085
Nov-16	0.090	0.065

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2016, from a low of $0.055 to a high of $0.18; and for the most recent six months from a low of $0.065 to a high of $0.18. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

63 | Page
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

64 | Page

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

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

65 | Page

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

66 | Page

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

67 | Page

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

68 | Page

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

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

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

69 | Page

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

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer, by definition, a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

70 | Page

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

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

Any of the documents referred to in this Form 20-F can be viewed at the office of Miranda, which is located at 15381 – 36th Avenue, South Surrey, British Columbia V3Z 0J5 during normal business hours. All of the documents referred to above are in English.

Miranda is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

71 | Page

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2016, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

72 | Page

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2016. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2016, the Company's internal control over financial reporting is effective, based on those criteria.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

73 | Page

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2016, 2015 and 2014, Davidson & Company LLP, Chartered Professional Accountants, (“Davidson”) served as Miranda’s auditor.

The chart below sets forth the total amount accrued by Miranda to Davidson for services performed in the fiscal years 2016, 2015, and 2014; and breaks down these amounts by category of service.

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

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2016 $	Fiscal Year ended August 31, 2015 $	Fiscal Year ended August 31, 2014 $
Audit Fees	45,000	44,000	45,000
Tax Fees	8,500	8,750	7,500
All Other Fees	-	-	1,500
TOTAL	53,500	52,750	54,000

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2016, 2015, and 2014, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

74 | Page

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 15, 2016;
b)	Consolidated Statements of Financial Position as of August 31, 2016, and August 31, 2015;
c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2016, August 31, 2015, and August 31, 2014;
d)	Consolidated Statements of Cash Flows for the years ended August 31, 2016, August 31, 2015, and August 31, 2014;
e)	Consolidated Statements of Changes in Equity for the years ended August 31, 2016, August 31, 2015, and August 31, 2014; and
f)	Notes to Consolidated Financial Statements for the years ended August 31, 2016, August 31, 2015, and August 31, 2014.

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005
(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006
(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008
(4)	Filed as an exhibit to this annual report on Form 20-F.

76 | Page

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Joseph P. Hebert”

Joseph P. Hebert, President, and Chief Executive officer

Date: December 15, 2016

77 | Page

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