Form 20-F/A
period 2016-08-31
MIRANDA GOLD CORP
filed 2016-12-20
CIK 942149

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F/A

(Amendment No. 1)

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	AUGUST 31, 2016
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

for the transition period from ______________ to _________________
Commission File Number:	000-27760

MIRANDA GOLD CORP.
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)
15381 – 36th Avenue, South Surrey, British Columbia, Canada, V3Z 0J5
(Address of Principal Executive Offices)
Len Goldsmith, +1-604-417-4653 (telephone) +1-604-648-8706 (facsimile), 15381 – 36th Avenue, South Surrey, British Columbia, Canada, V3Z 0J5
(Name, telephone number, e-mail and address of company contact person)

	Title of Each Class	Name on Each Exchange On Which Registered
	Not Applicable	Not Applicable
Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.
Common Shares without par value
(Title of Class)

securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common shares as of the close of the period covered by the annual report.
103,380,807 Common Shares, without par value
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
	yes		no	X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
	yes		no	X

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

	yes	X	no
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No  N/A

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
Large accelerated filer  Accelerated filer  Non-accelerated filer X
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP		International Financial Reporting Standards as issued by the International Accounting Standards Board		X	OTHER

Indicate by check mark which financial statement item the registrant has elected to follow.

	Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

	yes		no	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
N/A	yes		no

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Miranda Gold Corp. (the “Company”) for the fiscal year ended August 31, 2016 filed on December 19, 2016 (the “2016 Form 20-F”) is being filed for the purpose of providing the Financials as they where not attached to the bottom of the 20-F that was filed. Attached after this note is the missing Financials as requested by SEC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2016, 2015 and 2014

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise the consolidated statements of financial position as of August 31, 2016 and 2015, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended August 31, 2016, 2015, and 2014 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2016 and 2015 and its financial performance and its cash flows for the years ended August 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada                                                                                                                      Chartered Professional Accountants

December 15, 2016

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian dollars)

	Note	August 31, 2016	August 31, 2015

ASSETS
Current
Cash	5	$ 4,048,000	$ 2,901,091
Amounts receivable	6	4,573	38,337
Marketable securities	7	40,000	122,000
Advances and prepaid expenses	8	152,224	88,053
		4,244,797	3,149,481

Equipment	9	67,918	115,327
Exploration and evaluation assets	10	349,184	364,733

		$ 4,661,899	$ 3,629,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 122,155	$ 300,739

Shareholders’ Equity
Share capital	12	31,148,478	29,676,003
Stock-based reserve		6,873,431	6,781,206
Warrant reserves		5,155,664	4,074,064
Accumulated other comprehensive loss		(64,811)	(105,605)
Deficit		(38,573,018)	(37,096,866)
		4,539,744	3,328,802

		$ 4,661,899	$ 3,629,541

Nature and continuance of operations                           1

Subsequent events                                                 10 &18

Approved for issue by the Board of Directors on December 15, 2016.

They are signed on the Company’s behalf by:

“Joseph P. Hebert”	“Kevin Nishi”
Joseph P. Hebert, Director	Kevin Nishi, Director

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(Stated in Canadian dollars)

		Year Ended August 31,
	Note	2016	2015	2014

Expenses
Consulting fees	13	$ 133,772	$ 123,789	$ 122,935
Depreciation		28,002	49,886	72,330
Directors’ fees		40,248	36,918	28,371
Exploration and evaluation expenditures	10	962,151	1,328,046	1,986,071
Exploration and evaluation expenditure recoveries	10	(438,180)	(568,669)	(647,736)
Exploration and evaluation recoveries	10	-	(310,939)	(23,200)
Foreign exchange		(128,008)	22,598	(3,885)
Insurance		29,491	29,866	36,511
Investor relations		53,733	64,332	72,252
Management fees earned		-	(859)	(605)
Office, rent, telephone, sundry		70,055	140,255	127,576
Professional fees		70,106	77,613	63,502
Stock-based compensation	12	92,225	132,307	113,413
Travel and promotion		55,681	76,257	138,828
Transfer agent, filing and regulatory		36,761	39,261	39,917
Wages and benefits		333,427	452,899	603,843
		(1,339,464)	(1,693,560)	(2,730,123)

Interest income		2,231	27,063	71,524
Loss on sale of equipment		(2,075)	(22,079)	-
Loss on sale of marketable securities	4	(5,554)	(18,623)	(38,000)
Write-off of exploration and evaluation assets	10	(131,290)	(159,977)	(55,491)
		(136,688)	(173,616)	(21,967)
Loss for the year		(1,476,152)	(1,867,176)	(2,752,090)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		32,000	(12,150)	23,150
Marketable securities, reclassified to profit or loss		33,792	24,063	38,000
Foreign currency translation differences for foreign operations		(24,998)	(23,710)	(14,479)
Comprehensive loss for the year		$ (1,435,358)	$ (1,878,973)	$ (2,705,419)
Basic and diluted loss per share		$ (0.02)	$ (0.03)	$ (0.04)
Weighted average number of shares outstanding		79,733,963	74,165,457	74,061,896

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian dollars)

	Year ended August 31,
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,476,152)	$ (1,867,176)	$ (2,752,090)

Items not involving cash:
Depreciation	28,002	49,886	72,330
Unrealized foreign exchange gain	(15,461)	(300,133)	(41,160)
Write-off of exploration and evaluation assets	131,290	159,977	55,491
Shares received as exploration and evaluation recoveries	-	-	(40,400)
Stock-based compensation	92,225	132,307	113,413
Loss on disposal of equipment	2,075	22,079	-
Loss on sale of marketable securities	5,554	18,623	38,000

Changes in non-cash working capital balances:
Amounts receivable	33,764	253,822	(90,654)
Advances and prepaid expenses	(64,171)	(3,877)	(3,549)
Accounts payable and accrued liabilities	(178,584)	92,727	(87,776)
	(1,441,458)	(1,441,765)	(2,736,395)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(289,442)	(283,193)	(331,557)
Exploration and evaluation asset recoveries	172,154	194,175	115,057
Proceeds from sale of equipment	17,420	35,047	-
Proceeds from sale of marketable securities	142,238	31,690	2,000
Equipment purchases	(1,681)	(30,247)	(3,587)
	40,689	(52,528)	(218,087)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	2,622,650	-	-
Share issue costs	(68,575)	-	-
	2,554,075	-	-
Effect of foreign exchange on cash	(6,397)	213,910	19,413
Change in cash during the year	1,146,909	(1,280,383)	(2,935,069)
Cash, beginning of year	2,901,091	4,181,474	7,116,543
Cash, end of year	$ 4,048,000	$ 2,901,091	$ 4,181,474

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian dollars)

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	$ (61,413)	$ (44,192)	$ (37,096,866)	$ 3,328,802
Private placement	29,140,555	1,541,050	-	1,081,600	-	-	-	2,622,650
Share issue costs	-	(68,575)	-	-	-	-	-	(68,575)
Stock-based compensation	-	-	92,225	-	-	-	-	92,225
Marketable securities reclassified to profit or loss	-	-	-	-	-	33,792	(33,792)	-
Loss and comprehensive loss	-	-	-	-	(24,998)	32,000	(1,442,360)	(1,435,358)
Balance, August 31, 2016	103,380,807	$ 31,148,478	$ 6,873,431	$ 5,155,664	$ (86,411)	$ 21,600	$ (38,573,018)	$ 4,539,744

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2014	74,140,252	$ 29,667,503	$ 6,648,899	$ 4,074,064	$ (37,703)	$ (56,105)	$ (35,229,690)	$ 5,066,968
Fair value of shares issued pursuant to a joint venture agreement	100,000	8,500	-	-	-	-	-	8,500
Stock-based compensation	-	-	132,307	-	-	-	-	132,307
Marketable securities reclassified to profit or loss	-	-	-	-	-	24,063	(24,063)	-
Loss and comprehensive loss	-	-	-	-	(23,710)	(12,150)	(1,843,113)	(1,878,973)
Balance, August 31, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	$ (61,413)	$ (44,192)	$ (37,096,866)	$ 3,328,802

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2013	74,040,252	$ 29,652,503	$ 6,535,486	$ 4,074,064	$ (23,224)	$ (117,255)	$ (32,477600)	$ 7,643,974
Fair value of shares issued pursuant to a joint venture agreement	100,000	15,000	-	-	-	-	-	15,000
Stock-based compensation	-	-	113,413	-	-	-	-	113,413
Marketable securities reclassified to profit or loss	-	-	-	-	-	38,000	(38,000)	-
Loss and comprehensive loss	-	-	-	-	(14,479)	23,150	(2,714,090)	(2,705,419)
Balance, August 31, 2014	74,140,252	$ 29,667,503	$ 6,648,899	$ 4,074,064	$ (37,703)	$ (56,105)	$ (35,229,690)	$ 5,066,968

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate head office of the Company is 15381 – 36th Avenue, South Surrey, BC, Canada, V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia. The consolidated financial statements of the Company as at and for the year ended August 31, 2016, comprise the Company and its subsidiaries (Note 3). The Company is considered to be in the exploration stage, as it has not placed any of its exploration and evaluation assets into production.

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

The operations of the Company will require various licenses and permits from various governmental authorities that are, or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management estimates that the Company’s cash on hand at August 31, 2016, is sufficient to finance exploration activities and operations through the next twelve months or longer. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

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

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

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

Estimated useful lives of equipment

The estimated useful lives of equipment that are included in the consolidated statements of financial position will impact the amount and timing of the related depreciation included in operations.

Share-based compensation

The fair value of stock options issued are subject to the limitations of the Black-Scholes option-pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

(ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

Carrying value and the recoverability of exploration and evaluation assets

Management has determined that exploration and evaluation costs incurred that have been capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and other technical information, scoping and feasibility studies, accessibility of facilities and existing permits.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and branch operations, from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. Intercompany balances and transactions, and any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Determination of control by one entity over another

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates and joint ventures are those entities in which the Company has significant influence, but not control or joint control, and are accounted for using the equity method.

As at September 1, 2015, Miranda owned a notional 40% interest in the Red Canyon Project limited liability company (“RCP LLC”) (refer to Note 10(f)). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence over the investee, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has neither significant influence nor control over RCP LLC.

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

Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized in operations on a declining balance basis or straight-line basis, over the estimated useful lives of each asset or component part of an item of equipment, the choice is dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. For Colombia assets, the estimated useful lives for the current and comparative periods range from three to five years, straight-line. For Canadian and US assets, depreciation is taken on a declining balance basis, with depreciation rates ranging from 15% to 100%.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

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

For the years ended August 31, 2016, 2015, and 2014

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Financial assets AFS are initially recognized, and subsequently carried at fair value with changes recognized in OCI. Attributable acquisition transaction costs, if any, are recognized in the initial fair value.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or those that are expected to be settled after 12 months from the end of the reporting period; which are classified as non-current assets. Assets in this category include amounts receivable and advances.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

(v)	De-recognition of financial assets

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2016, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

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

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2016	August 31, 2015
Cash	FVTPL	$ 4,048,000	$ 2,901,091
Amounts receivable	Loans and receivables	4,573	38,337
Marketable securities	Available-for-sale	40,000	122,000
Advances	Loans and receivables	5,740	28,267
Accounts payable and accrued liabilities	Other liabilities	(122,155)	(300,739)

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

Fair value of cash and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2016
	Level 1	Level 2	Level 3
Cash	$ 4,048,000	$ -	$ -	$ 4,048,000
Marketable securities	40,000	-	-	40,000
	$ 4,088,000	$ -	$ -	$ 4,088,000

During the year ended August 31, 2016:

a)	The Company sold 400,000 shares of Red Eagle Mining Corp. (“Red Eagle”) for net proceeds of $142,238, incurring a loss on sale of marketable securities of $5,554.
11

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Fair value of cash and marketable securities (continued)

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2015
	Level 1	Level 2	Level 3
Cash	$ 2,901,091	$ -	$ -	$ 2,901,091
Marketable securities	122,000	-	-	122,000
	$ 3,023,091	$ -	$ -	$ 3,023,091

During the year ended August 31, 2015:

a)	The Company sold 250,000 shares of NuLegacy Gold Corporation (“NuLegacy”) for net proceeds of $31,690, incurring a loss on sale of marketable securities of $18,623.

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

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Risk management (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in Canada and the United States, and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management does not hedge its foreign exchange risk. At August 31, 2016, one Canadian dollar was equal to $0.76243 US dollars and 2,252 Colombian Pesos.

Balances are as follows as at August 31, 2016:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	2,107,916	109,743,395	2,813,468
Amounts receivable	-	5,534,424	2,457
Advances and deposits	4,000	1,113,285	5,740
	2,111,916	116,391,104	2,821,665
Accounts payable and accrued liabilities	(17,163)	(72,585,723)	(54,739)
Net monetary assets	2,094,753	43,805,381	2,766,926

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $276,700 in the year.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

5.	CASH

	As at August 31, 2016	As at August 31, 2015
Canadian dollar denominated deposits	$ 1,234,722	$ 57,412
US dollar denominated deposits	2,764,743	2,696,963
Colombian Peso denominated deposits	48,535	146,716

Total	$ 4,048,000	$ 2,901,091

6.	AMOUNTS RECEIVABLE

	As at August 31, 2016	As at August 31, 2015
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 2,116	$ 1,962
Amounts due from funding partners	-	31,686
Other amounts receivable	2,457	4,689

Total	$ 4,573	$ 38,337

7.	MARKETABLE SECURITIES

At August 31, 2016, the Company had the following marketable securities recognized at fair value:

			August 31, 2015	August 31, 2016		Fair Value at August 31, 2016
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	-	$ -	$ (33,792)	$ 33,792	$ -	$ -
Prism Resources Inc. (“Prism”)	200,000	18,400	(10,400)	32,000	21,600	40,000
		$ 18,400	$ (44,192)	$ 65,792	$ 21,600	$ 40,000

During the year ended August 31, 2016, the Company sold 400,000 shares of Red Eagle for net proceeds of $142,238 ($0.356 per share) and recorded a loss on sale of marketable securities of $5,554. The accumulated loss at the time of sale of $3,754 was reclassified from other comprehensive loss to profit or loss in the year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

7.	MARKETABLE SECURITIES (continued)

At August 31, 2015, the Company had the following marketable securities recognized at fair value:

			August 31, 2014	August 31, 2015		Fair Value at August 31, 2015
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	400,000	$ 147,792	$ (43,292)	$ 9,500	$ (33,792)	$ 114,000
NuLegacy Gold Corporation (“NuLegacy”)	-	-	(12,813)	12,813	-	-
Prism Resources Inc. (“Prism”)	200,000	18,400	-	(10,400)	(10,400)	8,000
		$ 166,192	$ (56,105)	$ 11,913	$ (44,192)	$ 122,000

During the year ended August 31, 2015, the Company sold 250,000 shares of NuLegacy for net proceeds of $31,690 ($0.12676 per share) and recorded a loss on sale of marketable securities of $18,623. The accumulated loss at the time of sale of $24,063 was reclassified from other comprehensive loss to profit or loss in the year.

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2016	As at August 31, 2015
Advances held by employees in the USA	$ 5,246	$ 5,263
Advances held by employees and suppliers in Colombia	494	23,004
	5,740	28,267
Prepaid expenses in Canada	146,484	48,090
Prepaid expenses in the USA	-	11,314
Prepaid expenses in Colombia	-	382
Total	$ 152,224	$ 88,053

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2014	$ 24,324	$ 219,569	$ 18,706	$ 248,293	$ 83,780	$ 120,056	$ 714,728
Assets acquired	1,391	-	-	-	3,444	25,412	30,247
Assets disposed of	(24,324)	(156,030)	(10,039)	(173,609)	-	(41,494)	(405,496)
Foreign exchange adjustments	-	13,347	1,821	15,688	-	-	30,856
Balance at August 31, 2015	1,391	76,886	10,488	90,372	87,224	103,974	370,335
Assets acquired	-	-	-	-	1,681	-	1,681
Assets disposed of	-	-	-	(35,391)	-	(37,488)	(72,879)
Foreign exchange adjustments	-	(239)	(33)	(172)	-	-	(444)
Balance at August 31, 2016	$ 1,391	$ 76,647	$ 10,455	$ 54,809	$ 88,905	$ 66,486	$ 298,693

Accumulated depreciation:
Balance at August 31, 2014	$ 22,299	$ 191,035	$ 14,624	$ 181,718	$ 55,332	$ 60,811	$ 525,819
Depreciation	775	8,014	909	7,662	12,056	20,470	49,886
Assets disposed of	(22,865)	(140,005)	(9,255)	(142,616)	-	(34,878)	(349,619)
Foreign exchange adjustments	-	14,975	1,442	12,505	-	-	28,922
Balance at August 31, 2015	$ 209	$ 74,019	$ 7,720	$ 59,269	$ 67,388	$ 46,403	$ 255,008
Depreciation	355	868	559	4,550	6,203	15,467	28.002
Assets disposed of	-	-	-	(22,371)	-	(29,467)	(51,838)
Foreign exchange adjustments	-	(241)	(31)	(125)	-	-	(397)
Balance at August 31, 2016	$ 564	$ 74,646	$ 8,248	$ 41,323	$ 73,591	$ 32,403	$ 230,775

Carrying amounts:
August 31, 2015	$ 1,182	$ 2,867	$ 2,768	$ 31,103	$ 19,836	$ 57,571	$ 115,327
August 31, 2016	$ 827	$ 2,001	$ 2,207	$ 13,486	$ 15,314	$ 34,083	$ 67,918

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

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

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2016 and 2015 are as follows:

	August 31, 2015	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2016

Alaska:
Willow Creek	$ 197,355	$ -	$ -	$ -	$ (615)	$ 196,740
Renshaw Royalty	-	94,259	-	-	(932)	93,327
	197,355	94,259	-	-	(1,547)	290,067

Colombia:
Antares	-	76,762	(53,733)	-	-	23,029
Cerro Oro	-	118,421	(118,421)	-	-	-
Oribella	36,088	-	-	-	-	36,088

Pavo Real	131,290	-	-	(131,290)	-	-
	167,378	195,183	(172,154)	(131,290)	-	59,117
	$ 364,733	$ 289,442	$ (172,154)	$ (131,290)	$ (1,547)	$ 349,184

	August 31, 2014	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2015

Nevada:
Iron Point	$ 52,979	$ -	$ -	$ (64,107)	$ 11,128	$ -
Kibby Flat	10,189	-	-	(12,329)	2,140	-
Mustang	56,184	-	-	(67,986)	11,802	-
	119,352	-	-	(144,422)	25,070	-
Alaska:
Willow Creek	163,095	-	-	-	34,260	197,355

Colombia:
Cerro Oro	-	102,824	(102,824)	-	-	-
Mina Grande	15,555	-	-	(15,555)	-	-
Oribella	18,814	57,579	(40,305)	-	-	36,088
Pavo Real	-	131,290	-	-	-	131,290
	34,369	291,693	(143,129)	(15,555)	-	167,378
	$ 316,816	$ 291,693	$ (143,129)	$ (159,977)	$ 59,330	$ 364,733

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the years ended August 31, 2016, 2015, and 2014 are as follows:

	Year ended August 31, 2016			Year ended August 31, 2015			Year ended August 31, 2014
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures
Nevada:
Big Blue	$ -	$ -	$ -	$ 14,616	$ -	$ 14,616	$ 58,588	$ -	$ 58,588
East Spruce	-	-	-	-	-	-	11,853	-	11,853
General exploration	-	-	-	20,555	-	20,555	117,898	-	117,898
Iron Point	-	-	-	16,942	-	16,942	52,824	-	52,824
Kibby Flat	-	-	-	12,787	-	12,787	35,558	-	35,558
Mustang	-	-	-	17,975	-	17,975	31,866	-	31,866
Red Canyon	-	-	-	19,105	-	19,105	110,389	(111,844)	(1,455)
Red Hill	-	-	-	17,480	-	17,480	76,337	-	76,337
Redlich	-	-	-	-	-	-	14,937	-	14,937
	-	-	-	119,460	-	119,460	510,250	(111,844)	398,406

Alaska:
Willow Creek	47,830	-	47,830	89,370	-	89,370	279,485	-	279,485

Colombia:
Alliance expenditures	244,404	(171,083)	73,321	665,560	(465,892)	199,668	748,147	(523,703)	224,444
Cerro Oro (Prism)	267,097	(267,097)	-	102,777	(102,777)	-	-	-	-
General exploration	402,820	-	402,820	350,879	-	350,879	448,189	(12,189)	436,000
	914,321	(438,180)	476,141	1,119,216	(568,669)	550,547	1,196,336	(535,892)	660,444
TOTAL	$ 962,151	$ (438,180)	$ 523,971	$ 1,328,046	$ (568,669)	$ 759,377	$ 1,986,071	$ (647,736)	$ 1,338,335

a)	Big Blue (Oxen), Lander County, Nevada

The Big Blue project was the subject of an exploration and option to enter into a joint venture agreement with Ramelius Resources Limited from May 6, 2010, until it was terminated on July 29, 2012. Certain of the Big Blue claims were the subject of an underlying lease with D. Jennings which was terminated on July 30, 2014. The Company allowed all of the Big Blue claims to lapse at August 31, 2015.

b)	East Spruce Property, Elko County, Nevada

The Company held claims comprising the East Spruce property, Elko County, Nevada, but allowed them to lapse in September 2014, and wrote off the balance of $5,307 at August 31, 2014.

c)	Iron Point Property, Humboldt County, Nevada

The Company held claims comprising the Iron Point property, Humboldt County, Nevada, but allowed them to lapse in August 2015, and wrote off the balance of $64,107 at August 31, 2015.

d)	Kibby Flat, Esmeralda County, Nevada

The Company held claims comprising the Kibby Flat property, Esmeralda County, Nevada, but allowed them to lapse in August 2015, and wrote off the balance of $12,329 at August 31, 2015.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

e)	Mustang, Nye County, Nevada

During the year ended August 31, 2013, the Company staked claims and also acquired a 100% interest in Teslin River Resources Corp.’s (“Teslin”) claims, all comprising the Mustang project. Teslin was granted a 1% NSR royalty on the claims acquired. Miranda dropped several of the claims, leaving 69 claims in the project. During the year ended August 31, 2015, Miranda sold the remaining 69 Mustang claims to Nevada North Resources (USA) Inc. (“Nevada North”) for consideration of a 1% NSR to Miranda, and wrote off the balance of $67,986.

f)	Red Canyon Property, Eureka County, Nevada

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

On August 28, 2015, the Company executed a Project Management Agreement for the formation and organization of a limited liability company (the “RCP LLC”) to hold the Lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Having met the expenditure requirements of US$4.0 million under a now superseded exploration agreement (above), Montezuma owns 60% of the LLC and Miranda owns 40% of the LLC.

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

g)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments. On May 22, 2015, the Company gave notice of lease termination to Nevada North, and returned the property to them.

The Red Hill / Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”) from October 1, 2009, until it was terminated on January 25, 2013.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

h)	Redlich Property, Esmeralda County, Nevada

The Company held claims comprising the Redlich Property, Esmeralda County, Nevada, subject to a 3% NSR royalty, but allowed them to lapse in September 2014, and wrote off the balance of $16,584 at August 31, 2014.

i)	Willow Creek, Willow Creek mining district, Alaska

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

Lease Due Dates	Minimum payment to Lessor (in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid by Gold Torrent)	150,000
January 15, 2016 (paid by Gold Torrent)	150,000
January 15, 2017	150,000
January 15, 2018 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”).

Gold Torrent has completed the Initial Earn-In Obligation prescribed under the Agreement, and have now elected to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project. Miranda and Gold Torrent are now drafting a definitive mining joint venture agreement (“Mining Venture Agreement”) for the formation of the joint venture that will incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016 (met)	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

i)	Willow Creek, Willow Creek mining district, Alaska (continued)

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

j)	Renshaw Royalty purchase

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

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are consistent with those of the ‘A’ Royalty.

As at August 31, 2016, the Company has paid $94,259 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

k)	Cajamarca Option, Colombia

On May 7, 2014, the Company delivered a notice of termination to ExpoGold Colombia S.A. (“ExpoGold”) on the Cajamarca property and wrote off the acquisition cost of $33,600 in the year ended August 31, 2014.

l)	Cerro Oro, Colombia

On January 16, 2013, the Company entered into a lease agreement on the Cerro Oro property (“Cerro Oro Option”) that required payment of US$10,000 on signing and a payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $625,000 over five years will be required and thereafter annual payments of US$135,000 on the following schedule. The project is also subject to a 1.2% production royalty and a per-ounce bonus for Measured and Indicated NI 43-101 compliant Resource and Reserves.

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

Cerro Oro Option Due Dates	Option payments (in US dollars)
May 10, 2014 (paid)	90,000
May 10, 2015 (paid)	75,000
May 10, 2016 (paid)	90,000
May 10, 2017	105,000
May 10, 2018	120,000
May 10, 2019	235,000
May 10, 2020, and on each subsequent anniversary until commercial production is reached, as defined in the underlying agreement	135,000

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

m)	Colombia Strategic Alliance (“Agnico Alliance”)

Pursuant to the January 23, 2013, strategic alliance agreement, as amended, (“Amended Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico would share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The October 25, 2013 amendment reduced the three-year exploration budget from US$3.3 million down to US$2.025 million; and in consideration for this reduction, the area of interest in Colombia was reduced. The Agnico Alliance’s primary term was for a period of three years (January 23, 2013 to January 23, 2016) and was renewable thereafter by mutual consent.

Agnico has not renewed the Agnico Alliance and allowed it to lapse, effective January 23, 2016.

n)	Antares, Colombia

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

The Company must meet the following schedule to maintain the option:

Antares Option Due Dates	Minimum operation payments payable (in US dollars)	Common shares to be issued to AMC
October 9, 2015 (upon signing, paid)	$ 60,000	-
October 9, 2016 (paid subsequently)	60,000	-
Upon registration of the Mining Concession Contract for the Antares property (payable 30-days subsequent)	70,000	-
Upon the first anniversary of the registration of the Mining Concession Contract (“Registration Date”)	80,000	150,000
Upon the second anniversary of the Registration Date	90,000	-
Upon the third anniversary of the Registration Date	100,000	-
Upon the fourth anniversary of the Registration Date	120,000	-
Upon the fifth anniversary of the Registration Date	120,000	-
Upon the sixth anniversary of the Registration Date, and for each successive anniversary	150,000	-

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

n)	Antares, Colombia

Further, to maintain the Antares Option, a schedule of work commitment expenditures must be made, beginning within the first two years following the Registration Date as follows:

Antares Option Work Commitment Due Dates	Minimum exploration expenditures (in US dollars)	Cumulative exploration expenditures (in US dollars)
Within the first two years of the Registration Date	$ 200,000	$ 200,000
During the third year following the Registration Date	200,000	400,000
During the fourth year following the Registration Date	300,000	700,000
During the fifth year following the Registration Date	300,000	1,000,000
During the sixth year following the Registration Date	500,000	1,500,000
During the seventh year following the Registration Date	500,000	2,000,000

The above minimum exploration expenditure schedule may be suspended for up to two years in any period that the Company does not have a suitable joint venture partner funding expenditures on the project.

o)	Minagrande, Colombia

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

p)	Oribella, Colombia

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

During the fiscal year ended August 31, 2015, an additional $57,579 was spent on acquisition costs, and 70% of this ($40,305) was recovered from Agnico pursuant to the Amended Alliance Agreement.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

Annual payments of US$100,000, plus the issue of 100,000 common shares were required to maintain the option until the first milestone which was the definition of a NI 43-101 Measured and Indicated Resource greater than or equal to 250,000 ounces of gold equivalent.

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

On June 10, 2015, Miranda issued 100,000 common shares to ExpoGold valued at $8,500 pursuant to the Pavo Option.

During the fiscal year ended August 31, 2016, Miranda abandoned the Pavo Real property, and wrote off the residual acquisition costs of $131.290.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2016	As at August 31, 2015
Trade and other payables in Canada	$ 59,250	$ 53,044
Trade and other payables in the USA	5,216	22,213
Trade and other payables in Colombia	32,227	33,875
Funding partner funds held exclusively for expenditures in Colombia	-	162,711
Amounts payable and accrued liabilities to related parties	25,462	28,896

Total	$ 122,155	$ 300,739

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2016

On June 23, 2016, the Company completed a non-brokered private placement of 29,140,555 units at a price of $0.09 per unit, for gross proceeds of $2,622,650. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until June 23, 2021. The proceeds of the financing of $2,622,650 were allocated on a relative fair value basis as $1,541,050 to common shares and $1,081,600 as to warrants. Cash share issue costs pursuant to this private placement were an additional $68,575. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 0.72%; an expected volatility of 98.5%; an expected life of 5 years; and an expected dividend of zero.

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

The continuity for stock options for the year ended August 31, 2016, is as follows:

Number outstanding Aug 31, 2015	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,230,000	-	-	(1,230,000)	-	$ 0.56	Sep. 26, 2015	-
50,000	-	-	(50,000)	-	$ 0.69	Dec. 1, 2015	-
1,315,000	-	-	(165,000)	1,150,000	$ 0.40	Oct. 21, 2016	0.14 yrs
1,205,000	-	-	(230,000)	975,000	$ 0.305	Sep. 24, 2017	1.07 yrs
952,500	-	-	(150,000)	802,500	$ 0.155	Oct. 17, 2018	2.13 yrs
1,240,000	-	-	(180,000)	1,060,000	$ 0.145	Sep. 3, 2019	3.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	3.46 yrs
-	1,525,000	-	-	1,525,000	$ 0.12	Jan. 28, 2021	4.41 yrs
-	300,000	-	-	300,000	$ 0.12	Apr. 25, 2021	4.65 yrs
6,092,500	1,825,000	-	(2,005,000)	5,912,500	$ 0.215	(weighted average)	2.46 yrs
			Exercisable	5,912,500	$ 0.215	(weighted average)	2.46 yrs

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at August 31, 2016, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.215. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2016, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2016, being $0.11.

The continuity for stock options for the year ended August 31, 2015, is as follows:

Number outstanding Aug 31, 2014	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2015	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,435,000	-	-	(205,000)	1,230,000	$ 0.56	Sep. 26, 2015	0.07 yrs
50,000	-	-	-	50,000	$ 0.69	Dec. 1, 2015	0.25 yrs
1,510,000	-	-	(195,000)	1,315,000	$ 0.40	Oct. 21, 2016	1.14 yrs
1,345,000	-	-	(140,000)	1,205,000	$ 0.305	Sep. 24, 2017	2.07 yrs
1,142,500	-	-	(190,000)	952,500	$ 0.155	Oct. 17, 2018	3.13 yrs
-	1,340,000	-	(100,000)	1,240,000	$ 0.145	Sep. 3, 2019	4.01 yrs
-	100,000	-	-	100,000	$ 0.145	Feb. 16, 2020	4.47 yrs
5,482,500	1,440,000	-	(830,000)	6,092,500	$ 0.322	(weighted average)	2.06 yrs
			Exercisable	6,092,500	$ 0.322	(weighted average)	2.06 yrs

The continuity for stock options for the year ended August 31, 2014, is as follows:

Number outstanding Aug 31, 2013	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2014	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,842,000	-	-	(1,842,000)	-	$ 0.35	Feb. 25, 2014	-
1,585,000	-	-	(150,000)	1,435,000	$ 0.56	Sep. 26, 2015	1.07 yrs
50,000	-	-	-	50,000	$ 0.69	Dec. 1, 2015	1.25 yrs
100,000	-	-	(100,000)	-	$ 0.56	Apr. 19, 2016	-
1,785,000	-	-	(275,000)	1,510,000	$ 0.40	Oct. 21, 2016	2.14 yrs
1,575,000	-	-	(230,000)	1,345,000	$ 0.305	Sep. 24, 2017	3.07 yrs
-	1,142,500	-	-	1,142,500	$ 0.155	Oct. 17, 2018	4.13 yrs
6,937,000	1,142,500	-	(2,597,000)	5,482,500	$ 0.370	(weighted average)	2.49 yrs
			Exercisable	4,911,250	$ 0.395	(weighted average)	2.46 yrs

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2016

During the year ended August 31, 2016, the Company recorded $92,225 in stock-based compensation expense for options vesting in the period as follows:

a)	$73,672 upon the immediate vesting of the 1,525,000 options granted on January 28, 2016; and
b)	$18,553 upon the immediate vesting of the 300,000 options granted on April 25, 2016

The fair value of the 1,525,000 options granted on January 28, 2016, was determined using a risk free interest rate of 0.44%, an expected volatility of 104%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $73,672 or $0.048 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

The fair value of the 300,000 options granted on April 25, 2016, was determined using a risk free interest rate of 0.69%, an expected volatility of 97%, an expected life of 5.0 years, and an expected dividend of zero for a total fair value of $18,553 or $0.0618 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

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

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2016, is as follows:

Number outstanding August 31, 2015	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	1.30 yrs
-	29,140,555	-	-	29,140,555	$ 0.120	Jun. 23, 2021	4.81 yrs
20,835,800	29,140,555	-	-	49,976,355	$ 0.226	(weighted average)	3.35 yrs

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model, which was also amended so as to remain at $0.50 for the life of the warrants.

The continuity for share purchase warrants for the year ended August 31, 2015, is as follows:

Number outstanding August 31, 2014	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2015	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	2.30 yrs
20,835,800	-	-	-	20,835,800	$ 0.375	(weighted average)	2.30 yrs

The continuity for share purchase warrants for the year ended August 31, 2014, is as follows:

Number outstanding August 31, 2013	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2014	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	3.30 yrs
20,835,800	-	-	-	20,835,800	$ 0.375	(weighted average)	3.30 yrs

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited (“GO”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting (now terminated)

Goldnor Global Management Inc. (“GGMI”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Mine Development Associates (“MDA”) Geology and Geo-technical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

For the year ended	August 31, 2016	August 31, 2015	August 31, 2014
Consulting fees - GO	$ 95,084	$ 123,789	$ 121,012
Consulting fees - GGMI	37,500	-	-
Consulting fees – MDA	-	1,746	5,986
	132.584	125,535	126,998
Office & general expenses - GO	4,903	6,124	6,160
Total	$ 137,487	$ 131,659	$ 133,158

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2016, 2015, and 2014 were as follows:

For the year ended	August 31, 2016	August 31, 2015	August 31, 2014
Consulting fees	$ 132,584	$ 125,535	$ 126,998
Salaries and benefits (1)	446,482	453,149	393,288
Directors fees	40,248	36,918	28,371
Share based compensation	83,771	94,775	76,002
Total	$ 703,085	$ 710,357	$ 624,659

(1) – a portion of salaries and benefits are included in exploration and evaluation expenditures

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: the Alaska project in the United States; and various projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment, exploration and evaluation assets, and geographical exploration expenditures.

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

The Company estimates that its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and longer. The Company is not subject to any externally imposed capital restrictions.

16.	Supplemental Disclosure with Respect to Cash Flows

For the year ended	August 31,	August 31,	August 31,
	2016	2015	2014
Non-cash investing and financing activities:
Fair value of shares issued for exploration and evaluation assets	$ -	$ 8,500	$ 15,000
Fair value of shares received for exploration and evaluation assets	-	-	40,400
Option recoveries in amounts receivable	-	-	51,046
Fair value of marketable securities exchanged for exploration and evaluation assets	-	-	-
Interest received	$ 2,231	$ 27,063	$ 71,524

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2016, 2015, and 2014

(Stated in Canadian dollars)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Aug. 31, 2016	Aug. 31, 2015	Aug. 31, 2014

Loss before income taxes	$(1,476,152)	$(1,867,176)	$(2,752,090)

Expected income tax (recovery)	$(384,000)	$(485,000)	$(716,000)
Change in statutory, foreign tax, foreign exchange rates, and other	(43,000)	(1,185,000)	(196,000)
Permanent differences	36,000	268,000	130,000
Share issue costs	(18,000)	-	(19,000)
Expiry of non-capital losses	125,000	353,000	-
Adjustments to prior years provisions versus statutory tax returns and expiry of losses	(182,000)	(211,000)	387,000
Change in unrecognized deductible temporary differences	466,000	1,260,000	414,000

Total income tax expense (recovery)	$-	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2016	Expiry Date Range	2015

Temporary differences
Exploration and evaluation assets	$5,179,000	No expiry date	$7,527,000
Equipment	166,000	No expiry date	123,000
Share issue costs	69,000	2033-2040	29,000
Marketable securities	(22,000)	No expiry date	44,000
Allowable capital losses	455,000	No expiry date	452,000
Non-capital losses available for future period	23,202,000	2017-2036	19,380,000

Canada	6,601,000	2017-2036	6,305,000
USA	16,601,000	2020-2036	13,075,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2016, and except where disclosed elsewhere:

a)	On October 21, 2016, 1,150,000 options expired, unexercised.

