Form 20-F
period 2017-08-31
MIRANDA GOLD CORP
filed 2017-12-11
CIK 942149

OMB Number: 3235-0288 Expires: JULY 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2017

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

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period of the annual report:

105,005,077 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES   [_]   [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES   [_]   [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   [X]   [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

N/A YES   [_]   [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

 [_]  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

[_] The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP [_] International Financial Reporting Standards as issued Other [_]

By the International Accounting Standards Board [X]

2 | Page

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_] Item 18 [_]

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [_]   No     [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

N/A Yes [_]    No     [_]

3 | Page

Table of Contents

Glossary of terms AND ABBREVIATIONS	3
NOTE ON FORWARD LOOKING INFORMATION	10
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	11
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	13
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE	13
ITEM 3 KEY INFORMATION	13
A. Selected Financial Data	13
B. Capitalization and Indebtedness	14
C. Reasons for the Offer and Use of Proceeds	14
D. Risk Factors	14
ITEM 4 INFORMATION ON MIRANDA	21
A. History and Development of Miranda	21
B. Business Overview	24
C. Organizational Structure	25
D. Property	26
ITEM 4A UNRESOLVED STAFF COMMENTS	46
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
A. Operating Results	46
B. Liquidity and Capital Resources	48
C. Research and Development, Patents and Licenses	49
D. Trend Information	49
E. Off-Balance Sheet Arrangements	49
F. Tabular Disclosure of Contractual Obligations	50
G. Safe Harbor	50
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51
A. Directors and Senior Management	51
B. Compensation	52
C. Board Practices	54
D. Employees	57
E. Share Ownership	57
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A. Major Shareholders	59
B. Related Party Transactions	60
C. Interests of Experts and Counsel	60
ITEM 8 FINANCIAL INFORMATION	61
A. Consolidated Statements and Other Financial Information	61
B. Significant Changes	61
ITEM 9 THE OFFER AND LISTING	61
A. Offer and Listing Details	61
B. Plan of Distribution	62
C. Markets	63
D. Dilution	63
E. Expenses of the Issue	63
ITEM 10 ADDITIONAL INFORMATION	63
A. Share Capital	63

1 | Page

2 | Page

Glossary of terms AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico	Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project until it was terminated in September 2012, and since January 23, 2013 (until January 23, 2016), had an alliance agreement in Colombia (the “Colombian Alliance”).
AGT LLC	Alaska Gold Torrent, LLC, is a State of Alaska limited liability company formed by Gold Torrent, LLC and Miranda U.S.A., Inc., for the purpose of exploring and developing the Willow Creek project in Alaska.
AHI	Alaska Hardrock Inc., a State of Alaska corporation, and is the lessor of a parcel of patented and State of Alaska mining claims referred to as “Willow Creek”.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
ANM	Agencia Nacional de Minera of Colombia
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Antioquia Gold	Antioquia Gold Inc. is a mining exploration company listed on the Toronto Venture Exchange with an exploration focus in Colombia.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick	Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges. Barrick is a former partner of the Company on the Red Hill and Fuse properties.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend	The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.
BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system	A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone. This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.

3 | Page

Carlin Gold Trend	North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limey sediments, that is about 10 miles wide and 100 miles long. Carlin refers to a style of mineralization that is seen around the world.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Colombian Alliance	On January 23, 2013, Miranda signed a strategic alliance agreement with Agnico (which superseded a non-binding letter of intent signed July 17, 2012) for precious metal exploration in Colombia (the “Colombian Alliance”). The Colombian Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio for a primary duration of three years. Agnico did not renew the Colombian Alliance, allowing it to lapse effective January 23, 2016.
Cortez Gold Trend	The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend. The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based, geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock that is recovered in long cylindrical sections.
Dike	A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the former optionor of the Pavo Real and the Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).

4 | Page

Geophysics	Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.
Gold Torrent	Gold Torrent Inc. is a corporation existing under the laws of the State of Nevada, and a party to a November 5, 2014, exploration agreement with Miranda regarding the formation of a joint venture on the Willow Creek project in Alaska.
Gravity highs	Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.
Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
IAMGold	IAMGold Corporation is a Canada-based international gold producer. The company is engaged in the exploration, development, and production of mineral resource properties throughout the world. IAMGold trades on the Toronto Stock Exchange under the symbol “IMG” and on the New York Stock Exchange under the symbol “IAG”.
Igneous Rock	Rock which formed directly by crystallization from magma.
Indicated Mineral Resource	The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation

A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive. Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

5 | Page

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I Ltd. is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, MAD III, MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II Ltd. is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III	Miranda Gold Colombia III Ltd. is a B.C. company, whose former branch was the optionee of the Company’s Pavo Real project in Colombia, until it was terminated. Previously, Red Eagle changed the name of MAD III to Rovira Mining Limited. However, the name was changed back to Miranda Gold Colombia III Ltd. in 2017.
MAD III SAS	Miranda Gold Colombia III S.A.S. is a Colombian “simplified stock corporation”, which was formed in July 2017. MAD III SAS is a subsidiary of MAD III.
MAD IV	Miranda Gold Colombia IV Ltd. is a B.C. company, formerly with a Colombian branch, that was the lessee of the Company’s Cajamarca project in Colombia, prior to its termination.
MAD V	Miranda Gold Colombia V Ltd. is a B.C. company organized to hold a mineral property lease on the Cerro Oro project in Colombia, indirectly through a Colombian company called Riosucio Mineria S.A.S.
Mallama SAS	Minera Mallama SAS is a Colombian “simplified stock corporation”, which was purchased by Miranda on August 31, 2017, and is held by MAD III SAS. Mallama SAS holds the title to the Mallama project.
Measured Mineral Resource	The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineral Reserve	The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

6 | Page

Mineral Resource	The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralization	A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support the definition of sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineralized deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support the definition of tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Montezuma	Montezuma Mines Inc. is a mineral exploration company. The Company formerly had an option agreement with Montezuma on the Red Canyon property, prior to its termination.
Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that was the lessor of the Coal Canyon and Red Hills properties, when the Company held them. Nevada North also now holds the Mustang property.
Newmont	Newmont USA Limited, a subsidiary of Newmont Mining Corporation was a former partner on Miranda’s Red Canyon property.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.
Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.
Oxide	Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

7 | Page

Ppb	Parts per billion.
Ppm	Parts per million. One (1) ppm equals one (1) gram per metric tonne.
Pathfinder	Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment	Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels. They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.
Prism	Prism Resources Inc. is a junior exploration corporation listed on the TSX Venture Exchange (formerly on the NEX Board of the TSX-V). Its focus was on earning an interest in the Cerro Oro Project, prior to the termination of that agreement.
Qualified Person	The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.
Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company had an option agreement with Ramelius on the Angel Wing property and also had an option agreement on the Big Blue property until it was terminated in fiscal 2012.
Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
RCC	Red Canyon Corporation, the lessor of the Red Canyon project.
RCP and RCP LLC	Red Canyon Project, formed as a Nevada limited liability company.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle was the Company’s partner in MAD III (Rovira) and MAD IV.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation or RC drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Riosucio SAS	Riosucio Mineria S.A.S., is a Colombian corporation, held in trust by MAD V, and which also holds the Cerro Oro project.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company had entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”). The Company is party to an SA with Prism on MAD V (“Cerro Oro”).

8 | Page

Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification	Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company. The Company had entered into SPA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”). The Company also had an SPA with Prism on MAD V (“Cerro Oro”).
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
Teslin River	Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and now trades on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012, as part of the Mustang property purchase.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric tonne (approximately 2,204.6 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company also owned 200,000 shares of White Bear, until they were sold in fiscal 2014.

9 | Page

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company’s future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

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

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks that may affect the Company’s operating or capital plans;
•	Risks generally encountered in the development of mineral properties such as:
o	unusual or unexpected geological formations,
o	unanticipated metallurgical difficulties,
o	ground control problems,
o	adverse weather conditions, and
o	process upsets and equipment malfunctions;
•	Risks associated with labor disturbances, and the unavailability of skilled labor;
•	Risks associated with market prices of the Company’s principal commodities which are cyclical and subject to substantial price fluctuations;
•	Risks created through competition for mining properties;
•	Risks associated with having little or no history of production;
•	Risks associated with mineral reserve and resource estimates;
•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
•	Risks associated with environmental compliance and changes in environmental legislation and regulation;
•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;
•	Risks associated with title claims and other title, license and permit risks;
•	Social and political risks associated with operations in foreign countries;
•	Risks of changes in tax or royalty laws or their interpretation;
•	Risks associated with tax reassessments and legal proceedings;
•	Risks associated with the loss of key personnel;
•	Risk related to indemnification of officers and directors;
•	Risks related to having limited financial resources;
•	Risk of dilution to present and prospective shareholdings;
•	Credit risk; and
•	Share price fluctuation risk.

10 | Page

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

11 | Page

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

12 | Page

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

In this Annual Report all currency refers to Canadian dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last four fiscal years ended August 31.

For the Years Ended August 31

	2017	2016	2015	2014
	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil
Loss for the year	2,645,779	1,476,152	1,867,176	2,752,090
Loss per share: basic and diluted	(0.03)	(0.02)	(0.03)	(0.04)
Total assets	2,453,620	4,661,899	3,629,541	5,274,980
Total liabilities	268,033	122,155	300,739	208,012
Working capital	1,242,184	4,122,642	2,848,742	4,561,243
Net assets	2,185,587	4,539,744	3,328,802	5,066,968
Capital stock/share capital	31,280,144	31,148,478	29,676,003	29,667,503
Dividends per share	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	103,674,511	79,733,963	74,165,457	74,061,896

13 | Page

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2013 through to August 31, 2017.

U.S. Dollar/Canadian Dollar Average Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2017	1.3204
For the Year Ended August 31, 2016	1.3265
For the Year Ended August 31, 2015	1.210
For the Year Ended August 31, 2014	1.078
For the Year Ended August 31, 2013	1.011

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2017	July 2017	August 2017	September 2017	October 2017	November 2017
High	1.3504	1.2982	1.2755	1.2480	1.2893	1.2888
Low	1.2977	1.2447	1.2482	1.2128	1.2472	1.2683

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.2888 as of November 30, 2017.

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

14 | Page

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

15 | Page

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

Estimates of mineral resources and recovery rates may not be accurate

Miranda’s estimates of resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Miranda estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short-term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

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

16 | Page

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

Financial Risk

Prior to completion of Miranda’s exploration programs, we anticipate that we will incur increased operating expenses while realizing minimum or no revenues. Miranda expects to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from exploration of our mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history in Miranda upon which to base any assumption as to the likelihood that we will prove successful, and Miranda can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

17 | Page

As we do not have revenues, we will be dependent upon future financings to continue our plan of operation.

We have generated insignificant revenues from our business activities since our incorporation. Our plan of operations involves the completion of exploration programs on our mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on our mineral properties. Even if commercially exploitable mineral deposits are discovered, we will require substantial additional financing in order to carry out the full exploration and development of our mineral properties before we are able to achieve revenues from sales of mineral resources that we are able to extract.

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

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We, or our exploration funding partners, contract the services of professional drillers and others for exploration, environmental, construction, and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Miranda and our business and results of operations and result in us failing to meet our business objectives.

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

Compliance with Government Regulations

All phases of Miranda’s operations are subject to environmental regulation. Environmental legislation is evolving toward stricter standards and more vigorous enforcement, including increased fines and penalties for non-compliance. Regulatory requirements encompass more stringent environmental assessment of project proposals, and impose greater responsibilities on corporations and their directors, officers and employees. Future changes in environmental regulatory requirements may result in more complex, costly, and time-consuming procedures. The operations of Miranda and the further exploration and the development of our properties require various licenses and permits and will be subject to ongoing regulation. There can be no guarantee that Miranda will be able to obtain or maintain all permits and licenses that may be required for our activities. Currently, Miranda does not have any properties on which commercial mining operations are carried out.

18 | Page

Risks Associated with Mining

Miranda’s operations are subject to all of the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which Miranda may be held responsible. Hazards such as unusual or unexpected rock formations, landslides, flooding, or other adverse conditions may be encountered in the drilling and removal of material. While Miranda may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which Miranda cannot insure or against which we may decide not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting Miranda’s earnings and competitive position in the future and potentially, our financial position.

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

19 | Page

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

The market for our common shares has been volatile in the past, and may be subject to significant fluctuations in the future.

The market price of Miranda’s common shares has ranged from a high of $0.11 and a low of $0.05 during the twelve-month period ended November 30, 2017. See “Market for Common Equity and Related Shareholder Matters”.

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

20 | Page

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

21 | Page

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

22 | Page

On September 8, 2015, the Company announced the transfer of its 100% interest in the Mustang Project located in Nye County, Nevada, to Nevada North Resources, a private company owned by Mr. L. Richardson (“Nevada North”) for a retained 1.0% Net Smelter Return Royalty.

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

Fiscal year ended August 31, 2017 and subsequent, to November 30, 2017

On November 5, 2016, the Company signed a binding letter of intent, subject to the completion of a 30-day due diligence (complete), to enter into a binding purchase agreement for the Mallama project, in the Nariño department of Colombia.

On January 19, 2017, the Company signed a non-binding letter of intent, subject to Miranda satisfactorily completing a 30-day due diligence, to enter into a binding purchase agreement on the San Lucas project, in the South Bolivar department of Colombia. This acquisition is on hold awaiting resolution of several issues with the vendor.

On March 15, 2017, the Company announced that it had signed an option agreement that allows IAMGOLD Corporation (“IAMGOLD”) (TSX: IMG, NYSE: IAG) to earn an interest in Miranda’s Antares Project in Colombia by conducting exploration on a scheduled earn-in basis. IAMGOLD will operate the project with input from Miranda. IAMGOLD is required to incur US$100,000 in expenditures during 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018 or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

On April 6, 2017, the Company announced that it had filed an updated Preliminary Feasibility Study (“PFS”), NI43-101 technical report, for Alaska Gold Torrent, LLC and Miranda’s Lucky Shot Project in Alaska. The historic Lucky Shot Mine is in the Willow Mining District. The report is titled “National Instrument 43-101 Technical Report: Preliminary Feasibility Study for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado. Miranda had previously referred to the Lucky Shot Project as the Willow Creek Project. The updated measured and indicated resource at a cutoff of 5.0 g Au/t is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 ounces gold and an additional 59,000 tonnes inferred at an average grade of 18.5 g Au/t containing 35,100 ounces, or 156,600 ounces total at 18.3 g Au/t in both categories.

On June 19, 2017, the Company announced that it had signed a definitive agreement to acquire the Argelia Project from Bullet Holding Group (“Bullet”) for payments and retained interests. The terms of the agreement require that Miranda make a series of cash payments and a common share issuance – all of which are based on the occurrence of a series of future events.

On June 27, 2017, Montezuma gave notice of their withdrawal from the Project Management Agreement, and made the final property payments on the Red Canyon property on July 3, 2017, pursuant to the Lease. Immediately following Miranda’s receipt of that notice, the Company issued a Notice to Terminate the Red Canyon Mining Lease and Option to Purchase Agreement Dated November 18, 2003, to the Red Canyon Corporation, and returned the property to them.

23 | Page

On August 31, 2017, the Company announced the signing of the final agreement completing the acquisition of the Mallama project - by purchasing a Colombian simplified share company, Minera Mallama SAS. The formal transfer of the share certificates will occur upon review by the Chamber of Commerce in Colombia. Miranda has paid $298,216 in outstanding license fees (2014 to 2017) on the two titles - and upon receipt of suitable drill permits - Miranda will be required to make an additional payment of US$200,000 to the former shareholders of Minera Mallama SAS. A residual net proceeds royalty of 4% (as defined in the Rocky Mountain Form 5) will be payable to the former shareholders, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine. Otherwise, there are no additional annual payments or minimum work commitments on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with Gold Torrent for the sale of its 14% diluted interest in AGT LLC. The closing date shall be the date on which Gold Torrent completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agree upon by the parties.

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

The Company’s exploration projects are located in Colombia – these include Antares, Argelia, Cerro Oro, Mallama, and Oribella.

The Company has built a track record of successful project definition and acquisitions. We share project risk by joint venturing properties thus providing our shareholders exposure to numerous gold exploration projects while at the same time conserving our treasury.

24 | Page

C. Organizational Structure

Miranda has two active, directly and wholly owned subsidiaries: one being Miranda U.S.A., Inc., which was incorporated under the laws of the State of Nevada; the other being Miranda Gold Colombia I Ltd. (“MAD I”), which was incorporated under the laws of the Province of British Colombia, Canada.

MAD I holds the Company’s interests in Miranda Gold Colombia II Ltd., Miranda Gold Colombia III Ltd. (formerly Rovira Mining Limited), Miranda Gold Colombia IV Ltd., and Miranda Gold Colombia V Ltd. all having been incorporated under the laws of the Province of British Columbia, Canada. The MAD II Branch Office was organized in Colombia as a “Sucursal Colombia” under a certificate issued by “Camara De Comercio De Bogota”. MAD III owns a Colombian subsidiary Miranda Gold Colombia III S.A.S., which owns a Colombian subsidiary Minera Mallama S.A.S. MAD V owns a Colombian subsidiary Riosucio Mineria S.A.S.

Organization Chart as of November 30, 2017:

(1)	prior to October 31, 2016, the ownership was 30% - however, with the termination of the Prism Agreement (effective October 31, 2016) the ownership of Miranda Colombia V Ltd. reverted back to 100%.

25 | Page

D. Property

Overview of Projects

None of the exploration properties controlled by Miranda contain any known ore reserves and all work programs are exploratory searches for ore grade mineralization. Proven and probable mineral reserves for the Lucky Shot project in Alaska (the 14% diluted interest owned by Miranda which is the subject of a binding LOI) are reported in the National Instrument 43-101 Technical Report: Preliminary Feasibility Study for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska, USA, dated June 24, 2016.

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

Miranda’s exploration funds are expended on generative exploration programs, principally in Alaska, USA, and in Colombia, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2017.

As at November 30, 2017: the Antares project in Colombia is funded and being explored pursuant to an agreement with IAMGold.

The Cerro Oro project in Colombia was being funded (100%) under an agreement with Prism until October 31, 2016, at which time Prism advised of its termination of the agreement. Miranda is currently seeking funding partners for the Argelia, Cerro Oro, Mallama, and Oribella projects in Colombia.

The Company, generally, has a minor role in designing or directing the exploration program on each project or the timing of the program - as this is typically up to the funding partner. Cerro Oro was an example where Miranda planned and managed work programs on behalf of a funding partner.

Where Miranda does conduct generative exploration programs, the Quality Assurance and Quality Control protocols for its generative exploration sample programs can be summarized as:

o	Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in the USA or Colombia.

o	All samples are analyzed for gold and up to 51 additional elements. Gold analyses procedures include fire assay fusion of a nominal 30 gram or aqua regia extraction from a nominal 25 gram pulverized sample weight. After fusion or extraction, gold abundance is determined by gravimetric, atomic absorption spectrometry or ICP (Inductively Coupled Plasma) with MS (Mass Spectrometry) or AES (Atomic Emission Spectrometry) techniques. The additional elements are determined on 15 to 50 gram sample weights by aqua regia extraction with ICP-MS or ICP-AES finishes. Rock and drill samples are prepared for analyses by crushing, splitting off and pulverizing 250 grams (85 percent passing a 75 micron, 200 mesh screen). Soil and stream sediments are sieved and analyzed on the portion passing a 180 micron (80 mesh) screen. Lower detection limit for gold is 0.001 ppm and variable for the additional elements. Gold values above 10 ppm are routinely re-assayed.

o	A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30 ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Periodic duplicate samples are routinely collected and submitted for analyses from soil sample grids and reverse circulation drilling.

26 | Page

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

Joint Venture Agreement

On November 5, 2014, the Company signed a definitive agreement with Gold Torrent on its Willow Creek / Lucky Shot project in Alaska that supersedes the letter of intent signed on August 6, 2014. Under the terms of the agreement, Gold Torrent will be the operator of the Alaska Gold Torrent, LLC joint venture; Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda will have a 30% interest in the joint venture; the parties will proportionately fund any capital expenditures in excess of the Initial Capital (“Excess Capital”); and the Company will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

Sale of AGT LLC to Gold Torrent

On November 6, 2017, Gold Torrent presented a “capital cash call” to the Company, requesting the payment of about US$5.0m from Miranda. The Company decided to not fund this “capital cash call” and instead - allowed its interest in AGT LLC to be diluted – pursuant to the agreement. On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with Gold Torrent for the sale of its now 14% diluted interest in AGT LLC. The closing date shall be the date on which Gold Torrent completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agree upon by the parties.

The purchase price to be paid by Gold Torrent shall consist of:

•	US$1,000,000 - as a firm obligation, in cash, to be paid to Miranda by Gold Torrent as follows:

o	US$250,000 paid on the Closing Date;
o	US$250,000 on the first annual anniversary of the Closing Date; and
o	US$500,000 on the second annual anniversary of the Closing Date.

•	500,000 share units of GTI (one common share and ½ warrant) to be issued to the Company by Gold Torrent at the Closing Date: and

•	Payment by Gold Torrent to the Company of US$4.00 per ounce of gold produced by the AGT LLC in excess of 120,000 ounces - up to a maximum of 400,000 ounces – such payment expected to total US$1,120,000.

Willow Creek / Lucky Shot Property and Preliminary Feasibility Study

The following summary (beginning on page 29 below) has been reproduced from a technical report titled “National Instrument 43-101 Technical Report: Preliminary Feasibility Study for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska, USA” dated June 24, 2016 (the “Lucky Shot Report”) prepared by Hard Rock Consulting, LLC, 7114 W. Jefferson Avenue Suite 308, Lakewood, CO 80235. The Lucky Shot Report was written in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators. The authors are “Qualified Persons” as the term is defined in NI 43-101 and are considered “independent” for the purposes of NI 43-101.

27 | Page

Rock Consulting, LLC, 7114 W. Jefferson Avenue Suite 308, Lakewood, CO 80235. The Lucky Shot Report was written in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators. The authors are “Qualified Persons” as the term is defined in NI 43-101 and are considered “independent” for the purposes of NI 43-101.

The Lucky Shot Report has been electronically filed with regulators and is incorporated herein by reference. The Lucky Shot Report is available on SEDAR at www.sedar.com under the Corporation’s profile and is incorporated by reference in this Annual Report on Form 20-F.

The Renshaw Royalty

Miranda has reached an agreement to purchase from Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Lucky Shot / Willow Creek, Alaska project. Miranda holds the Lucky Shot / Willow Creek project under lease from Alaska Hardrock, Inc.

The parties have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B Royalty”). The “A” Royalty covers the area, including the Coleman resource that will be initially developed and placed into production. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets, , where Miranda has identified unexploited high-grade veins.

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

28 | Page

The summary provided below is extracted from the Lucky Shot Report.

“1. EXECUTIVE SUMMARY

1.1 Introduction

Gold Torrent Inc. (“GTOR”) retained Hard Rock Consulting, LLC (“HRC”) to prepare a Preliminary Feasibility Study (“PFS”) for the Lucky Shot Project (the “Project”) located in the Matanuska-Susitna Borough, Alaska, USA. This report, to be filed by Miranda Gold Corp. (“Miranda”), presents the results of the PFS and associated work completed by HRC, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report is specific to the Lucky Shot Project, which includes mineral resources and mineral reserves from the Coleman and Lucky Shot areas, and was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011). The mineral resource and mineral reserve estimates presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The results of the PFS are based in part on the mineral resource estimate reported in the previously filed NI 43-101 Technical Report, Mineral Resource Estimate for the Willow Creek Project, Matinuska-Susitna Borough, Alaska, dated March 24, 2016, with an effective date of February 1, 2016.

1.2 Property Description and Ownership

The Lucky Shot Project is located within the historic Willow Creek mining district of south central Alaska, roughly 40 km northeast of the town of Willow in the Matanuska-Susitna Borough, and about 80 km (50 miles) northeast of Anchorage. The district covers an area of around 82 km2 along the southwestern edge of the Talkeetna Mountains, centered at about N61°46'30" latitude and W149°20'30" longitude. The Project area is situated in the western portion of the district, and includes the historic Lucky Shot, War Baby, Coleman, and Murphy mines and prospects.

On November 5, 2014, GTOR entered an Exploration and Option to Enter Joint Venture Agreement between Gold Torrent and Miranda, which grants Gold Torrent the right to earn-in up to 70% ownership in the proposed joint venture. Miranda would hold the remaining 30%. The initial work commitment requires GTOR to expend $1,070,000 including to pay and perform all obligations of the lessee under the underlying mineral lease and pay all costs incurred on or for the benefit of the property for exploration and development work. Upon completion of the initial earn-in expenditure of $1,070,000 GTOR shall earn a 20% interest and the joint venture shall be formed as a limited liability company between Miranda and Gold Torrent. Miranda shall own 80%. The joint venture company shall be managed by GTOR and governed by a two-person management committee composed of one member from each party. Miranda shall contribute the AHI mineral lease to the joint venture and GTOR shall contribute the $1,070,000 in expenditures including the work product, reports, engineering and permitting results achieved.

Miranda and AHI, the property owner, entered into a mineral lease for the patented and unpatented mining claims and rights. Miranda paid an initial payment of $50,000 to AHI on November 15, 2013 followed by a subsequent payment of $100,000 to secure the first year lease. As part of its earn-in obligations under the November 5, 2014 Exploration and Option to Enter Joint Venture Agreement between Gold Torrent and Miranda, Gold Torrent paid AHI $150,000 by the due date of January 15, 2015, as required under the lease document to secure a second year of the lease. The term of the lease is eighty years.

1.3 Geology and Mineralization

Rock types in the Project area are comprised of faulted Upper Cretaceous granite and the Willow Creek quartz diorite-tonalite (a phase of the Talkeetna Batholith), bordered to the south by the Jurassic Hatcher Pass Schist of the Peninsular terrane. The Willow Creek quartz diorite-tonalite is intruded by a variety of dikes with chilled margins ranging in composition from aplite to lamprophyre (Cooley, 2009).

Northwest striking and steeply (60-80°) dipping faults crosscut the entire Willow Creek intrusive. Less faulting occurs in the Hatcher Pass Schist. The faults have dextral and normal movement with displacement to the east creating an en echelon pattern of vein segments, dikes, and fault blocks. Gold mineralization at the Project is hosted in shallow north-dipping mesothermal veins within shears or reverse faults in the intrusive (Cooley, M., 2006). Quaternary cover is predominantly a product of glaciation with only minor re-working.

29 | Page

The Willow Creek mining district's only known economic mineral is gold contained in mesothermal veins within low angle shears in the Willow Creek quartz diorite-tonalite intrusive. The important lode gold-bearing shears strike 60-80° and dip 30-60° northerly. The argon isotope method dates sericite in vein associated alteration to approximately 66.9 to 65.6Ma.

Another group of structures trending nearly due north with dips from near horizontal up to 45° to the west are also significant, but are only near to the intersections with the more important east-northeast trending veins. The productive veins have coarsely crystalline quartz with minor pyrite, sphalerite and other sulfides, telluride and visible gold. Gold deposition is a late event and only very minor amounts of gold are occluded within sulfides.

1.4 Status of Exploration

Enserch actively explored the Lucky Shot mine and greater Willow Creek district from 1978 through 1985. Enserch drove a 1,500 ft. (457 m) exploration drift below the Lucky Shot mine and drilled 11 underground core holes totaling 10,364 ft. (3,159 m) during the 1984 field season. Additionally, Ensearch drilled 7 surface core holes in the Coleman zone totaling 4,881 ft. (1,488m).

FMM acquired the Project in 2004, and subsequently moved forward with well-planned helicopter supported drilling exploration from 2005 to 2010. FMM completed seven (7) NQ2 size core drill holes in 2005 and intercepted significant gold mineralization. The drilling tested and confirmed earlier Enserch drill intercepts in the Coleman area. The majority of seventy-three (73) core drill holes drilled in 2006 tested the central Coleman area with step-out fan drilling. Encouraging results from drilling in the Coleman and Murphy areas prompted additional drilling in 2007 in these areas. Drilling during 2007 was concentrated northeast and southwest up and down dip from the historic Coleman workings and extended mineralization to the west both above and below the historical Coleman workings. Other drilling verified Enserch intercepts down dip from the Lucky Shot workings and expanded the mineralization in the Murphy area. In 2008 ten core drill holes were completed in the War Baby mine area. Two of ten drill holes intersected gold mineralization with the best intercept of 0.4 m @ 33.75 g/t gold.

In 2014, Miranda and GTOR geologists completed a 234-sample soil grid and collected rock samples of quartz vein rubble. Results strongly suggest that the vein system mined on Bullion Mountain within the Willow Creek mining district extends beyond the fault that bounded historic production. The highlight of the sample program is the discovery of three quartz vein sub-crops that assayed 1.48 oz, 0.50 oz and 0.53 oz Au/t (50.74 g, 17.05 g and 18.15 g/t Au).

In 2015, GTOR shipped 2,200 lbs. of ore material from the Lucky Shot area to Hazen Laboratories in Golden Colorado for metallurgical and geochemical analysis. Three sample splits of quartz + sulfide + carbonate from the Lucky Shot shear zone ranged from 25 to 26.2 g/t Au. Results from this testwork are included in Section 13 and in the appended Hazen report of 2016.

1.5 Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of GTOR. HRC estimated the mineral resource for the Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at Willow Creek are gold and silver.

The Project is defined by veins within the Coleman, Lucky Shot, War Baby, and Murphy fault blocks. The mineral resource estimate is comprised of 10 veins. Eight veins from the Coleman area and 2 veins from the Lucky Shot area. The Murphy and War Baby areas are excluded from the mineral resource estimate due to insufficient data. The mineral resources have been estimated using 3-dimensional (“3D”) block model.

HRC first constructed the geologic vein model using Leapfrog Geo Version 3.3.0 using a linear interpolation methodology and sample intervals. East/West oriented cross-sections were used to select intervals from each drillhole representing the vein material. Points representing the hanging wall and footwall contacts were extracted to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid (Figure 14-2).

30 | Page

The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Vein volumes in the area of historical production were removed by clipping the solid against an area mapped as having been exploited in the historical mine workings.

The 3D geologic solids were converted to block models using Datamine. Block model prototypes were created for each of the fault blocks. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 1.5m x 1.5m in the strike and dip directions was established to match the mining method being planned by GTOR. The blocks in the z direction were sub-blocked to the vein thickness.

Comparisons were made with ordinary kriging (“OK”) and inverse distance-squared (ID2.5) methods. The ID2.5 method was selected for reporting due to better fit with drillhole data throughout the model. Gold grades were estimated in each vein by using incremental search ellipses to provide an estimation of the gold and silver grade within every block inside the vein solids. Grades outside of the defined veins were not estimated. A true thickness composite length weighted ID2.5 was used to estimate grade for all domains. Ordinary Krige (“OK”) and Nearest Neighbor (“NN”) models were run to serve as comparison with the estimated results from the ID2.5 method.

HRC used two methods to classify the mineral resources into measured, indicated, and inferred. For the Coleman fault block veins, measured resource are those blocks with at least one composite within an anisotropic distance of 15 x 6 meters of the block centroid. Indicated resources are those blocks with at least 2 composites within an anisotropic distance of 75 x 30 meters. Inferred resources are those blocks with at least 2 composites within an anisotropic distance of 150 x 60 meters.

For the Lucky Shot area veins, a polygonal method was used to classify resources into indicated and inferred. An exterior drillhole fence, was constructed using drillhole intercepts. An indicated boundary was generated by expanding 25 meters from the drillhole fence polyline, and 25m from drillhole intercepts. Indicated resources are those blocks inside the indicated boundary. Inferred resources are those blocks outside the indicated boundary. In cases where a single drillhole was used to estimate mineral resources, those blocks within a 15 x 6-meter search volume are classified as indicated.

The mineral resources for the Project as of February 1, 2016, are summarized in Table 1-1.

Table 1-1 Mineral Resource Statement for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska

Hard Rock Consulting, LLC, Effective Date of February 1, 2016

Classification	Tonnes (x 1,000)	Gold		Silver
		g/t	Oz	g/t	oz
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves. (1) The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, 80% gold and silver recoveries, and a $1,265/oz gold price.

1.6 Mineral Reserve Statement

Mr. Jeff Choquette, P.E., MMSA QP, of HRC is responsible for the mineral reserve estimate presented herein. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of GTOR. The mineral reserve calculation for the Project was completed in accordance with NI 43-101 and is based on all data and information available as of May 31st, 2016. Stope designs for reporting the reserves were created utilizing the mineral resources presented in Section 14 of this report. An open stull stope mining method is planned to extract the Coleman and Lucky Shot deposits with random waste pillars. Ore is planned to be processed in a gravity concentration process plant capable of processing 200 tpd.

31 | Page

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated mineral resources, which have demonstrated to be economically viable, including internal stope dilution above the calculated cutoff; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101. Inferred mineral resources are not considered as part of the reserve statement.

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using open stull stope mining methods, external dilution was applied in the amount of 20% at a grade of zero. Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff. A mining recovery is also applied to convert resources to reserves and is estimated at 90%. These factors resulted in an overall dilution factor of 31% for the Coleman vein and 56% for the Lucky Shot vein, with an overall average dilution of 34% for the reserves.

The mining breakeven cut-off grade was used to generate the stope designs in DataMine’s MSO for defining the reserves. The estimated operating costs and mill recoveries developed for the PFS are used to calculate the reserve breakeven cut-off grade. A gold price of $1175/oz was chosen, which is close to the 200 day moving average of $1162/oz as of May 31st, 2016. The mine operating costs used in the cutoff calculation exclude the costs for development. The cut-off is stated as gold equivalent since the ratio between gold and silver is variable and both commodities are sold, although the silver is estimated to be fairly insignificant with only 0.12% of the revenue coming from the silver produced. The average cut-off grade used for the Project is 7.0 g/t AuEg.

The Proven and Probable mineral reserves for the Project as of May 31st, 2016 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Proven and Probable Mineral Reserves, Effective Date May 31st, 2016

Classification	Area	Tonnes (x 1,000)	Gold		Silver		Dilution
			g/t	oz	g/t	oz
Proven	Coleman	68.7	18.9	41,672	2.02	4,465	37%
	Lucky shot	0	0	0	0	0	0%
Total Proven		68.7	18.9	41,672	2.02	4,465	37%
Probable	Coleman	87.9	13.4	37,936	1.67	4,728	26%
	Lucky shot	17.8	13.8	7,897	0.09	51	56%
Total Probable		105.7	13.5	45,833	1.41	4,779	31%
Total Proven + Probable		174.4	15.60	87,504	1.65	9,244	34%

1. Reserve cut-off grades are based on a 7.0 g/t gold equivalent with 78.3:1 silver to gold ratio.

2. Metallurgical recoveries were estimated at 90.0% silver and 91.8% for gold.

3. Mining recoveries of 90% were applied.

4. Minimum mining widths were 0.8 meters.

5. Dilution factors averaged 34%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 20%.

6. Price assumptions are $15 per ounce for silver and $1,175 per ounce for gold.

7. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.7 Conclusions

HRC is of the opinion that GTOR has thorough understanding of the geology of the Project, that GTOR is applying the appropriate deposit model for exploration, and that the potential for continued discovery of additional mineral resources at the Project is high.

HRC concludes that the sample preparation, security and analytical procedures are correct and adequate for the purpose of this technical report. The sample methods and density are appropriate and the samples are of sufficient quality to comprise a representative, unbiased database.

HRC has reviewed the check assay programs and believes the programs provide adequate confidence in the data. Samples that are associated with failures and the samples associated with erroneous blank samples have been reviewed. Errors have been justified as labeling errors or are infrequent. All of the samples associated with erroneous QA/QC results are reviewed prior to inclusion in the database.

32 | Page

HRC received original assay certificates in csv format for the drilling conducted from 2005 to 2009 in the current database. A random manual check of 10% of the database against the original certificates was conducted. The error rate within the database is considered to be less than 1% based on the number of samples spot checked. HRC is of the opinion that the data maintained within the database is acceptable for mineral resource estimation.

Significant historical reports and more recent testwork strongly support the conclusion that the mineralized material with contained gold at the Willow Creek Project will respond favorably to beneficiation by careful liberation and gravity concentration. Such a process minimizes the generation of slimes and presents size-classified material to the gravity concentration unit operations, commercially expected to be spiral concentrators and table concentrators. Gold recovery in excess of 90% while producing non-acid tailings has been demonstrated by test work and calculations. Further testing in support of a feasibility study and final engineering is recommended as follows:

• Confirm comminution energy requirements via conventional Bond testing

• Determine Bond abrasion index for engineering cost estimation

• Quantify liquid/solid separation, i.e., settling tests on various process streams

• Establish performance of commercial spirals

• Establish additional liberation information from gravity size/recovery testing

• Establish gravity recovery as function of feed grade (both upwards and downwards)

• Characterize gravity tailings

• Determine if further classification of minus 325 mesh ore will increase gold recovery

• Evaluate enhanced centrifugal gravity concentration of ore fines and tailings

1.8 Recommendations

Exploration of the Project has advanced to the consideration of a year round underground mining operation. GTOR has made the decision to advance the project into development and production. Determining the metallurgical and mining parameters for the Project will be the key focus of continued development.

HRC’s recommendations are intended to provide GTOR with a path toward development of the Project. Advancing the Project is not contingent upon positive results of the work program outlined in Table 1-3, though the engineering, permitting and environmental requirements necessary to bring the Project into development need to be assessed in order to understand any difficulties or costs that might impact the overall Project economics. The anticipated costs for the recommended scope of work are presented in Table 1-3.

Table 1-3 2016 Recommended Scope of Work for the Lucky Shot Project

Recommended Scope of Work	Expected Cost (US$)
Environmental Permitting Work	$ 150,000
Geotechnical Analysis	$ 20,000
Metallurgical Test work	$ 75,000
Detailed Mine Design and Final Engineering	$ 250,000
Exploration Drilling	$ 100,000
Subtotal	$ 595,000
15% Contingency	$ 89,250
Total Budget	$ 684,250

----- End of extracted summary of the Lucky Shot Report -----

33 | Page

MIRANDA’S COLOMBIA PROPERTIES

Miranda’s objective in establishing a presence in Colombia is to make an entry into an under-explored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries.

The following summary table identifies the nature of our ownership or interest in the Colombia properties, the type of claim, number of claims, and the unique identifying numbers.

Property	Ownership / Owner	Nature of holding	No. of Claims	Serial Numbers	Option Agreement

Antares	ExpoGold Colombia SA / Miranda Gold Colombia	Applications	2	OG8-08042; OGN-11491	IAMGold
	Activos Mineros de Colombia SAS / Miranda Gold Colombia	Applications	5	OG2-095310; PKC-10311; PKO-08531; QDO-10291; PDO-08001	IAMGold
	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	5	OG2-084816; OG2-085116; QF9-08031; OL2-08011; QL7-13481	IAMGold

Argelia	Bullet Holding Corp / Miranda Gold Colombia	Applications	3	KHP-08044X; KHP-08045X; KK6-08012X	Open

Cerro Oro	Riosucio Mineria SAS / Miranda Gold Colombia	Titles	1	LHB-11031	Open
	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	3	OG2-08131; PGP-08011; QF9-08041	Open

Mallama	Minera Mallama SAS / Miranda Gold Colombia	Titles	2	IKE-10371X IKE-10391X	Open

Oribella	IGTER S.A / Miranda Gold Colombia	Applications	1	B7647005	Open
	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	2	RJQ-08401; SI8-08001	Open

34 | Page

The following is a location map of our properties in Colombia:

ANTARES
ORIBELLA
ARGELIA
MEDELLIN
CERRO ORO
BOGOTA D.C.
MALLAMA

Negociacion

0 62.5 125 250 Kilometers

☆ Miranda Properties available for JV

★ Miranda Properties in active JV

MAD Properties in Colombia

35 | Page

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

Miranda paid US$60,000 on October 9, 2015, with a second payment of US$60,000 paid on October 9, 2016. A $70,000 payment will be due within 30 days of the registration of the mining concession in the National Register of the core application and subsequent annual payments will be required on the anniversary of that registration date until the payments of a 1.8 % production royalty commence from commercial production. The Mining Lease is for fifty years. Annual work requirements to a cumulative US$2.0 million are required over six years, but this work commitment can be suspended for any two-year period that Miranda does not have a partner funding the work at Antares.

The Antares project covers a large intrusive related gold system with both veinlet and sheeted fracture controlled gold mineralization. The combined project covers 10,500 hectares. It is located 20km east northeast of Medellin and 45km west-southwest of the Gramalote deposit within the Antioquia Batholith.

Funding partner agreements

On March 15, 2017, the Company announced it has signed an option agreement that allows IAMGold Corporation (“IAMGold”) (TSX: IMG, NYSE: IAG) to earn an interest in Miranda’s Antares Project in Colombia by conducting exploration on a scheduled earn-in basis. IAMGold will operate the project with input from Miranda. IAMGold is required to incur US$100,000 in expenditures during 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018 or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGold elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

The option agreement grants IAMGold an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures, including a commitment to drill at least 3,000 meters over four years. IAMGold also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000, including a commitment to drill at least 12,000 meters within a subsequent term of four years from the exercise of the first option. IAMGOLD can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Miranda, at its election, financing for mine construction.

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

36 | Page

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

Argelia, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

On June 15, 2017, the Company signed a definitive agreement to acquire the Argelia Project from Bullet Holding Group (“Bullet”) for payments and retained interests.

The terms of this agreement require that Miranda make the following series of payments and a share issuance – all based on the occurrence of the following events:

Event	Issuance of Mirada shares	Payment amount US$
By June 22, 2017	-	100,000
Issuance of US$100,000 equivalent in Miranda common shares	1,624,270	-
Upon conversion of the applications to titles	-	100,000
Upon receipt of approval for forestry subtraction – or – Miranda making drill applications for any of the titles	-	100,000
Upon receipt of drill permits	-	100,000
Upon announcement of an NI 43-101 resource of >500,000 oz/au total in all categories (M+I+I)	-	250,000
One year from the announcement of an NI 43-101 resource of >500,000 oz/au	-	250,000

37 | Page

A residual net profits interest (“NPI”) of 4% - or – a residual net smelter royalty (“NSR”) of 1.5% - whichever is greater - will be payable to the vendor, until US$6.0m has been paid - at which time an NSR of 1.5% will be payable for the life of the mine.

There are no minimum work commitments on Argelia, and there is no area of influence restrictions for Miranda any adjacent property.

Funding partner agreements

Miranda is currently seeking a joint venture partner for Argelia.

Location and means of access to the property

The Argelia Project totals 5,400 hectares in three exploration applications, and is 145km or about four-hours by road from Medellin, within the Antioquia Department. No indigenous lands impact the project. However, the project requires subtraction from the forestry reserve - as do all applications granted under the “Second Law” - and they then must be converted to title.

History of previous operations and previous operators on the property

Eighteen or more distinct veins are observed in surveyed historic workings on the Argelia project - with ten showing sample values of greater than 10 g Au/t up to 109 g Au/t from 0.5 meters to 4 meters sampled vein widths. The best sample returned 20.5 g Au/t over 4 meters in a historic crosscut. Approximately 100 meters vertically below this crosscut, there is another adit on the same vein showing one meter at 20 g Au/t, suggesting that a mineralized “shoot” may exist between the two levels. Public records report that a private British company mined on the project prior to 1950 in the area of the upper crosscut and lower adit.

Rock formations and mineralization

The veins appear to be distributed sub-parallel across a regional-scale, 2-kilometer northeast-trending shear zone and exposures extend for 8 kilometers along strike. The veins strike at an oblique angle to the shear zone and may be emplaced in dilational structures, secondary to the main shear. Veins are only noted in workings, and it is likely that significantly more veins are unexposed across the shear zone. The style of mineralization and associated metals suggest that Argelia is an intermediate sulfidation (IS) epithermal system.

Exploration work completed by Miranda and its funding partners on the property

Miranda has performed sampling in workings and reconnaissance prospecting and reviewed the sampling done by Bullet on the Project.

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

38 | Page

Funding partner agreements

On June 23, 2014, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Prism. Pursuant to the SPA, Miranda assigned 70% of the shares of MAD V to Prism. The activities of MAD V were governed by the SA. After spending $700,000 - the obligation amount - Prism terminated the SPA and SA, with effect from October 31, 2016. The seventy (70) shares of MAD V were returned to Miranda.

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

39 | Page

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

Below is a table of significant drill results defined as 1m or greater, greater than 0.300 g Au/t. True thickness cannot be estimated but all holes are angled to test high-angle vein-faults with an approximate 72° southeast dip:

HOLE NUMBER	Interval (m)	Length (m)	Grade (g Au/t)
CO-001	30 to 41.7	11.70	0.388
including	30 to 35.7	5.70	0.633
CO-001	56.0 to 60.7	4.70	1.374
including	57.7 to 58.7	1.00	3.670
CO-001	78.5 to 80.5	2.00	0.546
CO-002	65.2 to 66.2	1.00	0.679
CO-002	122.2 to 125	2.80	0.866
including	122.2 to 123.8	1.60	1.170
CO-003	22.3 to 23.4	1.10	1.250
CO-003	34.6 to 36.5	1.90	0.364
CO-003	66.15 to 67.60	1.45	3.530

40 | Page

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

Mallama, within the department of Nariño, Colombia

Nature of interest and terms of acquisition

On August 31, 2017, Miranda signed the final agreement completing the acquisition of the Mallama project - by purchasing a Colombian simplified share company, Minera Mallama SAS. The formal transfer of the share certificates will occur upon review by the Chamber of Commerce in Colombia. Miranda has paid $298,216 in outstanding license fees (2014 to 2017) on the two titles - and upon receipt of suitable drill permits - Miranda will be required to make an additional payment of US$200,000 to the former shareholders of Minera Mallama SAS. A residual net proceeds royalty of 4% (as defined in the Rocky Mountain Form 5) will be payable to the former shareholders, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine. Otherwise, there are no additional annual payments or minimum work commitments on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

Funding partner agreements

Miranda is currently seeking a joint venture partner for Mallama.

Location and means of access to the property

The Mallama project comprises two titles totalling 9,036 hectares in the Nariño Department, 56 kilometers west of the city of Pasto. The Mallama project is part of a large district that contains more than thirty mapped intermediate sulfidation epithermal veins with strike lengths of over 4km. In 1984, the Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers approximately half. The private El Diamante Mine is just north of Miranda’s Mallama project, and has been active for 30 years or more. All of the areas of Miranda exploration interest are below the high elevation, environmentally protected Paramo.

41 | Page

Exploration work completed by Miranda and its funding partners on the property

Miranda’s and historic work suggest the Mallama District has exploration potential for numerous sub-parallel high-angle veins on both the mine and district scale, with a prevalence of high-grade gold and silver values that show good continuity in continuous veins and related competent shear zones. The JICA data shows that the known veins can be traced well with soil sampling, and JICA soil anomalies indicate that numerous veins may be unexposed near existing workings. Vein packages occur over or within an area of at least 30 square kilometers on the Miranda titles, indicating a large IS (intermediate sulfidation) epithermal gold system.

In order to progress to drilling at a faster pace and proactively address the concerns of community stakeholders, Miranda is initially focusing on a 1,200-hectare portion of the two titles. By focusing on a smaller area initially, Miranda intends to accelerate subtracting the titles from a Second Law 1959 forestry reserve, completing a Consulta Previa, and providing a framework of legalization and accommodation for informal miners.

In order to confirm historic reconnaissance samples provided by the owner - and make a gross estimate of insitu gold and silver grades in this production area - fifteen channel samples of vein and shear on levels below the main level were taken. These samples show a weighted average grade of 23.2g Au/t over an average width of 0.69 meters - with a range from 2.44 to 76.9g Au/t – and a mean value for the fifteen samples of 22.0g Au/t. The gold to silver ratio is seven-to-one, and the weighted average for silver values is 182.3g Ag/t.

Sampling shows 0.78 meters at 29.34g Au/t, and 0.95 meters at 36.77g Au/t where the vein continues beyond the limit of level development to the southwest and northwest, respectively. High-grade mineralization extends beyond the limit of workings in all directions in the Olmedo Pastas Mine. The vein and adjacent shear in the Olmedo Pastas Mine are continuous, with very little structural disruption - and high gold and silver assay values show a consistent distribution.

Miranda’s recent sampling of the Olmedo Pastas Mine shows preliminary confirmation of historic sampling from Miranda’s titles. Historic sampling from the previous titles owner indicates six other open artisanal mines providing reconnaissance channel samples ranging from 11.8g Au/t to 73g Au/t and 47g Au/t to 1114g Ag/t. These samples are reported to reflect artisanal mine production faces at the time of visit and sample widths were not recorded, but probably do not exceed, the average 0.69 meter width seen in the Olmedo Pastas Mine. Further systematic sampling by Miranda will be needed to verify the accuracy of, and determine if these reconnaissance samples have significant geologic context – however - the historic samples are similar to the Miranda confirmation sampling done in the Olmedo Pastas Mine. Ingeominas (“Colombia Geologic Survey”) also reports two reconnaissance samples taken of 75g Au/t (1,400g Ag/t) and 130g Au/t (120g Ag/t), east and west respectively of the Olmedo Pastas Mine, but within the Bombona zone. The Ingeominas sample widths are also not recorded.

Overall, Miranda has taken forty-seven channel samples in the course of its work in the Olmedo Pastas Mine and two other Bombona Zone workings – one-third of all samples taken exceed 15g Au/t. These samples include those taken for characterization of the weakly mineralized wall rock.

Rock formations and mineralization

Exploration work has concentrated in the Bombona Zone, where fourteen known sub-parallel and or anastomosing veins and mineralized shear zones extend northwest to southeast over a distance of over four kilometers.

In the Olmedo Pastas Mine, within the Bombona Zone, a northwest-southeast, sub-vertical vein and related mineralized shear extends with notable consistency for the entire 400 meters of the main level of the mine. The vein and shear appear nearly coeval and it is believed this relationship reflects a ductile shear zone progressing to open-space dilational deformation hosting veins over time. The vein, the shear, and granitic wall rock lack significant post mineral deformation and are competent. The shear zone is consistently mineralized and can carry grades (0.35 meters at 50.2g Au/t as a high) similar to the vein - but it commonly shows lower values. The vein and shear share a common margin and together are typically from 0.6 meters to 1.7 meters wide.

42 | Page

In the mine, eight close-spaced sub-levels developed from raises and winzes, but without stoping, occur in a small area above and below the midpoint of the main level. These levels are currently in small scale production, and extend 40 meters horizontally and 30 meters vertically.

The veins contain sphalerite and galena, commonly in banded habit, in quartz and minor carbonate gangue. Arsenopyrite is locally abundant, but there is no correlation between gold and arsenic - while there is a correlation between silver and arsenic. The adjacent and parallel mineralized shear shows competent sigmoidal shear fabric of quartz lenses and multi-stage healed breccia. The wall rock is competent granite with sericite alteration halos to the vein.

Commonly, subsidiary narrower low angle veins dip away from the hanging wall of the sub-vertical main vein, extending into the wall rock - and are interpreted as possible “ladder” tension veins linked to parallel high angle veins northeast of the Olmedo Pastas main adit. This interpretation is supported by reports of multiple close spaced veins occurring in cross cuts in other workings in the district. For example, mapping in the Carlos Eli Mine, also in the Bombona Zone, shows a “package” of ten narrow veins and shears over an interval of eight meters and mapping in the William Cuastumal Mine shows anastomosing shear zones combined with internal segments of vein.

Twenty active or sporadically active artisanal mines are recorded in the Bombona Zone. Similar parallel vein packages occur 1.5 kilometers to the northeast, and 3 kilometers to the southwest; they are informally named La Cruz and La Fortuna respectively. La Cruz has more mining activity, and has more veins of greater strike length recorded than the Bombona. Little is known about La Fortuna because it is remote and it is the most recent vein discovered in the Mallama District.

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

43 | Page

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

Rock formations and mineralization

The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusives that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, local alunite and pyrophyllite and clays associated with anomalous grades of gold and copper.

Anomalous rock samples are found in an area of poor exposure approximately 2km by 1km long, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium, and bismuth are commonly associated trace elements.

In 2015, at Agnico’s request - to confirm continuity of surface outcrop mineralization - hand dug trenching was attempted. Unfortunately, the density and thickness of the surface overburden prevented more than two trenches from reaching bedrock. One of those trenches showed 12 meters of 1.05 g Au/t approximately 80 meters away from surface samples of 4 meters of 1.78 g Au/t.

Miranda has completed a 50-meter by 100-meter sample spacing soils grid of 250 samples that defines a coherent 600-meter by 200-meter gold anomaly above 0.100 ppm gold with values to 0.91 ppm gold. This anomaly is spatially related to the edge of a dacite porphyry intrusive and related breccia bodies. The gold anomaly correlates with a broader copper anomaly centered on the intrusive. Mercury and antimony anomalies are distally zoned from gold and copper. The dacite intrusive appears to occur at the inflection of a district or regional-scale fault zone.

COLOMBIA PROJECTS DROPPED:

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

None of Miranda’s exploration properties in Colombia contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at August 31, 2017.

Results of Operations for the year ended August 31, 2017, 2016 and 2015

The Company incurred a loss of $2,645,779 (2016 - $1,476,152; 2015 - $1,867,176) and a comprehensive loss of $2,619,291 for the year ended August 31, 2017 (2016 - $1,435,358; 2015 - $1,878,973).

Expenses for the year ending August 31, 2017 were $2,647,232 (2016 - $1,339,464; 2015 - $1,693,560).

45 | Page

Significant or noteworthy expenditure differences between the three years include:

	--- For the year ended ---
	August 31,	August 31,	August 31,
	2017	2016	2015
	$	$	$
Loss for the year	2,645,779	1,476,152	1,867,176
Exploration and evaluation expenditures	1,405,130	962,151	1,328,046

	Fiscal 2016 expenditures were lower because of the Company’s exit from Nevada and the decision to slow spending in Colombia to conserve cash.

Exploration and evaluation expenditure (recoveries)	( - )	(438,180)	(568,669)

	Trending decrease in recoveries is due to the lack of joint venture partners and the lack of an exploration alliance in Colombia.

Investor relations	154,867	53,733	64,332

	Increase in fiscal 2017 due to engagement of Palisade Global Investments ($96,000) and the German Mining Network ($28,000), to assist with our equity placements and our exposure to European markets.

Office rent, telephone, secretarial, and sundry	43,463	70,055	140,255

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Stock-based compensation	133,468	92,225	132,307

	Annual variability is due to the method of calculating this line item – the Black-Scholes option-pricing model uses the Company share price as a significant input, along with the number of options granted.

Travel and business promotion	24,585	55,681	76,257

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Wages and benefits	413,379	333,427	452,899

	Increase in fiscal 2017 is due to the accrual of termination benefits for the former Board Chair of $175,504.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

46 | Page

B. Liquidity and Capital Resources

Miranda’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

During the August 31, 2017, fiscal year, the Company issued 1,624,270 common shares pursuant to a property acquisition agreement, valued at $132,830.

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

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31, 2017 $	May 31, 2017 $	Feb 28, 2017 $	Nov 30, 2016 $	Aug 31, 2016 $	May 31, 2016 $	Feb 29, 2016 $	Nov 30, 2015 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(938,441)	(638,180)	(644,090)	(425,068)	(204,460)	(460,461)	(548,882)	(262,349)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)

Miranda began the fourth quarter of the 2017 fiscal year with cash of $2,018,810.   During the three months ended August 31, 2017, the Company expended $529,491 on operating activities, expended $157,733 on investing activities, and expended $1,164 on financing activities; and experienced a negative effect of $86,511 from foreign exchange on cash, to end on August 31, 2017, with $1,243,911 in cash.

Miranda began the 2017 fiscal year with cash of $4,048,000.   During the year ended August 31, 2017, the Company expended $2,154,832 on operating activities, expended $620,223 on investing activities, and expended $1,164 on financing activities; and experienced a negative effect of $27,870 from foreign exchange on cash to end on August 31, 2017, with $1,243,911 in cash.

47 | Page

As at November 30, 2017, there were 5,682,500 stock options outstanding pursuant to the Plan, none of which were “in-the-money” (TSX.V closing price November 30, 2017 was $0.055). In addition, as at November 30, 2017, there were 49,976,355 share purchase warrants outstanding, none of which were “in-the-money”. On December 19, 2017, 20,835,800 of these warrants will expire.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding as at August 31, 2017	105,005,077	49,976,355	6,557,500
Stock options expired – September 24, 2017	-	-	(875,000)
Outstanding as at November 30, 2017	105,005,077	49,976,355	5,682,500

The Company estimates that it will require additional funding to carry out its exploration plans and operations through the next twelve months.

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

48 | Page

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2017:

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

49 | Page

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists, as of August 31, 2017, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Joseph Hebert	Director, President and CEO	January 28, 2016, President and CEO; December 8, 2003 as VP Exploration and as a Director on January 21, 2014.
James Cragg (1), (2)	Director	December 13, 2004
Kevin Nishi (1,) (2)	Director	February 16, 2015
John Anderson (1)	Director	August 8, 2017
Len Goldsmith	Chief Financial Officer and Corporate Secretary	October 17, 2013, CFO; March 8, 2016, Corporate Secretary

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

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

50 | Page

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

John Anderson

Mr. John Anderson is the Chairman of Purplefish Capital Management Limited (“Purplefish”), an independent Corporate Finance Advisory Firm with offices in Vancouver, Geneva, and Beijing. They also have strategic relationships with groups focused on Chinese markets. Purplefish works with companies to assist them in achieving strategic and financial objectives, and attract capital for business development and growth. He has been an independent Director of Miranda since August 2017.

Len Goldsmith

Mr. Len Goldsmith is the President & Chief Executive Officer of Goldnor Global Management Inc., a private company providing management services to clients in Canada and abroad. He joined Miranda as its controller on September 22, 2010; was named Chief Financial Officer on October 17, 2013; and was appointed the Corporate Secretary on March 8, 2016. He is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Mr. Goldsmith was a member, since 1991. Mr. Goldsmith is also a designated fellow of the Association of Chartered Certified Accountants (“FCCA”) based in the United Kingdom, and obtained his IFRS Certification (“CertIFR”) from the ACCA in 2009. Mr. Goldsmith’s experience as an accountant has been broad and it has taken him in and out of the mining industry over his +30 year career - including a post as accountant for Hudson Bay Mining & Smelting in Flin Flon, Manitoba (Trout Lake Copper Mine and the Namew Lake Nickel Mine); accountant for Peace River Coal (Anglo American PLC) in Vancouver; assistant controller for North American Tungsten in Vancouver; as CFO for a coal beneficiation company in Turkey; and as CFO for a private gold exploration company, also in Turkey.

B. Compensation

Miranda pays to each director, who is not an employee, member of management, or a consultant to Miranda, an annual fee for their services as a director of Miranda, and additional fees for chairing committees. In the fiscal year ended August 31, 2017, Miranda paid $42,216 in director fees (2016: $40,248; 2015: $36,918). Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors.

The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2017.

Name	Date of Grant	Options Granted	Exercise Price	Expiry date
James F. Cragg	Jan 25, 2017	100,000	$ 0.09	Jan 25, 2022
Kevin Nishi	Jan 25, 2017	100,000	$ 0.09	Jan 25, 2022
John Anderson	n/a	n/a	n/a	n/a

With effect from September 1, 2014, the independent directors are paid an annual fee of US$12,000 with the chair of the audit committee being paid an additional US$4,000 a year and the chair of the compensation committee being paid an additional US$2,000 a year.

51 | Page

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2017.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Base salary	Health insurance and other fringe benefits	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Joseph Hebert (1) President & CEO	2017	$ 234,024	$ 67,361	Nil	1,000,000	Nil
Len Goldsmith (2) Chief Financial Officer, Corporate Secretary	2017	Nil	Nil	$ 137,500	750,000	Nil
Kenneth D. Cunningham (3) Former Chairman	2017	$ 65,513	$ 58,855	$ 175,504 (4)	150,000	Nil
(1)	During the financial year ended August 31, 2017, Mr. Hebert was paid US$177,269 (2016 - US$162,240; 2015 - US$162,240), the approximate Canadian dollar equivalent of $234,024 using an average exchange rate for the current financial year of 1.3204 (2016 – 1.3273; 2015 – 1.2101). See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.
(2)	During the financial year ended August 31, 2017, consulting fees are paid to Goldnor Global Management Inc., a company owned by Len Goldsmith. Goldnor was paid consulting fees of $137,500 for the provision of both the Chief Financial Officer and Corporate Secretary functions.
(3)	During the financial year ended August 31, 2017, Mr. Cunningham was paid US$49,500 salary (2016 - $119,929; 2015 - $212,230), the approximate Canadian dollar equivalent of $65,513 using an average exchange rate for the current financial year of 1.3204 (2016 – 1.3273; 2015 – 1.2101).
(4)	The Company accrued Mr. Cunningham’s termination benefit of US$140,000 (CDN $175,504), as Mr. Cunningham’s contract was terminated on July 31, 2017.

Joseph Hebert, the President and Chief Executive Officer for Miranda, entered into an amended and restated employment agreement (the “Hebert Agreement”) with Miranda on January 28, 2016, pursuant to which Mr. Hebert agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US$188,000, plus health and fringe benefits of approximately US$50,000 per year. Mr. Hebert’s employment pursuant to the Hebert Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Hebert Agreement. Miranda may terminate the Hebert Agreement for cause, as more particularly set out in the Hebert Agreement, or at any time without cause by payment to Mr. Hebert equal to two times his annual salary plus one times his annual benefits, based on the annual salary and benefits pursuant to the Hebert Agreement at the time of termination, and all wages and benefits owing to Mr. Hebert up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Hebert Agreement). Mr. Hebert may terminate the Hebert Agreement on 60-days’ written notice to Miranda if: (i) Miranda makes a material adverse change in the salary, duties, or responsibilities assigned to Mr. Hebert pursuant to the Hebert Agreement; or (ii) a “change in control” (as defined in the Hebert Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Hebert the Severance Package. Mr. Hebert may terminate the Hebert Agreement at any time without cause on 60-days’ written notice to Miranda, with all remaining salary and benefits ceasing on that effective date.

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

52 | Page

Kenneth D. Cunningham, the former Chairman of Miranda, entered into an amended and restated employment agreement (the “Cunningham Agreement”) with Miranda on January 28, 2016, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US$54,000, plus health and fringe benefits of approximately US$44,000 per year. Miranda terminated the Cunningham Agreement on July 31, 2017, by negotiating a series of payments to Mr. Cunningham totaling US$140,000 payable over a term of six months ending in May 2018.

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

53 | Page

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

54 | Page

Audit committee members

For the fiscal year ended August 31, 2017, the Audit Committee of the Board of Miranda is comprised of Messrs. Kevin Nishi (Chair), James Cragg, and John Anderson. All of the members are considered independent. All of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Kevin Nishi is a Chartered Professional Accountant (CPA) and is a Certified Business Valuator (CBV). Mr. Nishi is also considered a financial expert.

James F. Cragg is a senior level businessman with experience in financial matters and is financially literate.

John Anderson is a senior level businessman with experience in financial matters and is financially literate.

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

Purpose of the Compensation Committee

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

For the fiscal year ended August 31, 2017, the Compensation Committee of the Board of Miranda included Messrs. James Cragg (Chair) and Kevin Nishi. Both members are considered “independent” as that term is defined in applicable securities legislation.

Under a charter adopted by the Board the Compensation Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:

  Reviewing and approving and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change of control packages of the Chairperson of the Board (if any), the President, the Chief Executive Officer and other members of the senior management team;
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

55 | Page

D. Employees

As of August 31, 2017, there is one full time employee in the USA and eight full time employees in Colombia. Mr. Len Goldsmith, the Chief Financial Officer and Corporate Secretary, is retained pursuant to the Goldnor Agreement.

E. Share Ownership

The following table sets forth, as of November 30, 2017, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at November 30, 2017

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class *
Joseph Hebert	Common	4,744,000	4.29%
James F. Cragg	Common	441,994	0.40%
Kevin Nishi	Common	522,222	0.47%
John Anderson	Common	-	-
Len Goldsmith	Common	2,143,500	1.94%
TOTAL	Common	7,851,716	7.09%

* Based on 105,005,077 common shares outstanding, and assuming all of the options and warrants (5,693,611 as a group) held by directors and officers as at November 30, 2017, were exercised.

•	Joseph Hebert owns 1,404,000 common shares; 1,315,000 warrants; and holds a total of 2,025,000 stock options with exercise prices and expiry dates as shown in the table below;
•	James Cragg owns 79,494 common shares and holds a total of 362,500 stock options with exercise prices and expiry dates as shown in the table below;
•	Kevin Nishi owns 111,111 common shares; 111,111 warrants; and holds a total of 300,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Len Goldsmith owns 563,500 common shares; 280,000 warrants; and holds a total of 1,300,000 stock options with exercise prices and expiry dates as shown in the table below.

As of November 30, 2017, the directors and officers held as a group, directly or indirectly, an aggregate of 2,158,105 common shares; 1,706,111 warrants; and 3,987,500 stock options.

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

56 | Page

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2017, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

57 | Page

Stock Options Outstanding as at November 30, 2017:

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Joe Hebert	Director, Senior Officer	175,000 250,000 600,000 1,000,000	0.155 0.145 0.120 0.090	October 17, 2018 September 3, 2019 January 28, 2021 January 25, 2022
James F. Cragg	Director	62,500 100,000 100,000 100,000	0.155 0.145 0.120 0.090	October 17, 2018 September 3, 2019 January 28, 2021 January 25, 2022
Kevin Nishi	Director	100,000 100,000 100,000	0.145 0.120 0.090	February 16, 2020 January 28, 2021 January 25, 2022
John Anderson	Director	-	n/a	n/a
Len Goldsmith	Senior Officer	75,000 75,000 100,000 300,000 750,000	0.155 0.145 0.120 0.120 0.090	October 17, 2018 September 3, 2019 January 28, 2021 April 25, 2021 January 25, 2022

Total Officers/Directors (6 persons) = 3,987,500 at November 30, 2017

Grand total Officers/Directors/Employees = 5,682,500 at November 30, 2017

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Global Strategic Management Inc. reported on Schedule 13G to the Securities Exchange Commission on February 2, 2017, that as at December 31, 2016, it held:
o	Sole voting and dispositive power over 8,418,333 common shares of Miranda held in the name of Global Strategic Management Inc., representing 8.0%, and
o	Sole and shared voting, and sole and shared dispositive power over 12,706,600 common shares of Miranda held in the name of EuroPac Gold Fund, representing 12.1%; and
o	Total, for a combined total of 21,124,933 common shares or 20.1% at December 31, 2016.
•	Sprott Inc. reported on Schedule 13G to the Securities Exchange Commission on July 8, 2016, that as at June 30, 2016, it held sole voting and dispositive power over 4,248,685 common shares of Miranda representing 4.1%.

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

58 | Page

Miranda’s registered shareholder list for Miranda’s common shares, dated February 28, 2017, showed 58 registered shareholders and 103,380,807 shares outstanding of which 40 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 30,375,121 common shares representing 29.4% of the issued and outstanding shares of Miranda.

B. Related Party Transactions

During the year ended August 31, 2017, 2016, and 2015, the Company:

a)	paid $nil (2016 - $95,084; 2015 - $123,789) to Golden Oak Corporate Services Ltd., a company controlled by a former common officer pursuant to a contract for consulting fees;

b)	paid $137,500 (2016 - $37,500; 2015 - $nil) to Goldnor Global Management Inc. a company controlled by a common officer pursuant to a contract for consulting fees; and

c)	paid fees to independent directors of $42,216 (2016 - $40,248; 2015 - $36,918).

At August 31, 2017, an amount of $189,926 for fees and/or expenses owed to directors and officers are included in accounts payable and accrued liabilities (Aug. 31, 2016 - $25,462; Aug. 31, 2015 - $28,896). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2017 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

59 | Page

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

B. Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2017, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2017.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, sales prices

For the Fiscal Year ended	High $	Low $
August, 2017	0.17	0.065
August, 2016	0.18	0.055
August, 2015	0.15	0.070
August, 2014	0.21	0.110
August, 2013	0.34	0.125

60 | Page

The following table lists the volume of trading and high, low and maximum closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, sales by quarter

For the three month period ended	Volume	High $	Low $	Maximum Close $
Nov 30/17	3,838,226	0.075	0.050	0.075
Aug 31/17	4,568,234	0.090	0.070	0.085
May 31/17	5,590,043	0.105	0.075	0.105
Feb 28/17	8,163,304	0.110	0.065	0.110
Nov 30/16	10,971,886	0.170	0.065	0.160
Aug 31/16	12,741,266	0.180	0.085	0.165
May 31/16	13,775,215	0.120	0.075	0.110
Feb 29/16	3,271,459	0.100	0.055	0.090

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, sales prices by month

Period ended	High $	Low $
Nov-17	0.060	0.050
Oct-17	0.060	0.050
Sep-17	0.075	0.055
Aug-17	0.080	0.070
Jul-17	0.090	0.075
Jun-17	0.085	0.110

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2017, from a low of $0.065 to a high of $0.170; and for the most recent six months from a low of $0.050 to a high of $0.090. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

61 | Page

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

62 | Page

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

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid, or deemed to have been paid, to him or her by a corporation resident in Canada.  We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the Payor Corporation.

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

63 | Page

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

64 | Page

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

65 | Page

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

66 | Page

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

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets that are held for the purpose of producing passive income.

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

67 | Page

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

68 | Page

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

69 | Page

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2017, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of Miranda is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and
•	expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

70 | Page

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2017. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2017, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T CONTROLS AND PROCEDURES

Not applicable

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Kevin Nishi, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B CODE OF ETHICS

Miranda adopted a Code of Business Conduct and Ethics (the Code) on August 9, 2006, and as updated on June 30, 2017, and it is posted on www.sedar.com and on EDGAR and was attached as an exhibit to Miranda’s Annual Report for the fiscal year ended August 31, 2007. All directors, officers, employees and consultants of Miranda will comply with the Code, which reaffirms Miranda’s high standards of business conduct.

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

71 | Page

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2017, 2016 and 2015, Davidson & Company LLP, Chartered Professional Accountants, (“Davidson”) served as Miranda’s auditor.

The chart below sets forth the total amount paid or accrued by Miranda to Davidson for services performed in the fiscal years 2017, 2016, and 2015; and breaks down these amounts by category of service.

"Audit Fees" are the aggregate fees billed by Davidson for the audit of Miranda’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Davidson for assurance and related services that are reasonably related to the performance of the audit or review of Miranda’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and the Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Davidson for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2017 $	Fiscal Year ended August 31, 2016 $	Fiscal Year ended August 31, 2015 $
Audit Fees	37,500	45,900	44,000
Tax Fees	4,500	4,950	8,750
All Other Fees	-	-	-
TOTAL	42,000	50,850	52,750

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services, and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services, and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2017, 2016, and 2015, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

72 | Page

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

73 | Page

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 7, 2017;
b)	Consolidated Statements of Financial Position as of August 31, 2017, and August 31, 2016;
c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2017, August 31, 2016, and August 31, 2015;
d)	Consolidated Statements of Cash Flows for the years ended August 31, 2017, August 31, 2016, and August 31, 2015;
e)	Consolidated Statements of Changes in Equity for the years ended August 31, 2017, August 31, 2016, and August 31, 2015; and
f)	Notes to Consolidated Financial Statements for the years ended August 31, 2017, August 31, 2016, and August 31, 2015.

74 | Page

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005
(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006
(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008
(4)	Filed as an exhibit to this annual report on Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Joseph P. Hebert”

Joseph P. Hebert, President, and Chief Executive officer

Date: December 7, 2017

75 | Page

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

76 | Page

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2017, 2016 and 2015

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Miranda Gold Corp.

We have audited the accompanying consolidated financial statements of Miranda Gold Corp., which comprise the consolidated statements of financial position as of August 31, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended August 31, 2017, 2016, and 2015 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Miranda Gold Corp. as at August 31, 2017 and 2016 and its financial performance and its cash flows for the years ended August 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Miranda Gold Corp. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 7, 2017

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian dollars)

	Note	August 31, 2017	August 31, 2016

ASSETS
Current
Cash	5	$ 1,243,911	$ 4,048,000
Amounts receivable	6	4,166	4,573
Investments and marketable securities	7	220,040	40,000
Advances and prepaid expenses	8	42,100	152,224
		1,510,217	4,244,797

Equipment	9	49,388	67,918
Exploration and evaluation assets	10	894,015	349,184

		$ 2,453,620	$ 4,661,899

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 268,033	$ 122,155

Shareholders’ Equity
Share capital	12	31,280,144	31,148,478
Stock-based reserve		7,006,899	6,873,431
Warrant reserves		5,155,664	5,155,664
Accumulated other comprehensive loss		(38,323)	(64,811)
Deficit		(41,218,797)	(38,573,018)
		2,185,587	4,539,744

		$ 2,453,620	$ 4,661,899

Nature and continuance of operations 1

Subsequent events 10 & 18

Approved for issue by the Board of Directors on December 7, 2017.

They are signed on the Company’s behalf by:

“Joseph P. Hebert”	“Kevin Nishi”
Joseph P. Hebert, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(Stated in Canadian dollars)

		Year Ended August 31,
	Note	2017	2016	2015

Expenses
Consulting fees	13	$ 137,500	$ 133,772	$ 123,789
Depreciation		19,782	28,002	49,886
Directors’ fees	13	42,216	40,248	36,918
Exploration and evaluation expenditures	10	1,405,130	962,151	1,328,046
Exploration and evaluation expenditure recoveries	10	( -)	(438,180)	(568,669)
Exploration and evaluation recoveries	10	-	-	(310,939)
Foreign exchange		94,002	(128,008)	22,598
Insurance		29,113	29,491	29,866
Investor relations		154,867	53,733	64,332
Management fees earned		-	-	(859)
Office, rent, telephone, sundry		43,463	70,055	140,255
Professional fees		114,959	70,106	77,613
Stock-based compensation	12, 13	133,468	92,225	132,307
Travel and promotion		24,585	55,681	76,257
Transfer agent, filing and regulatory		34,768	36,761	39,261
Wages and benefits	13	413,379	333,427	452,899
		(2,647,232)	(1,339,464)	(1,693,560)

Interest income		1,453	2,231	27,063
Loss on sale of equipment		( -)	(2,075)	(22,079)
Loss on sale of marketable securities	4	( -)	(5,554)	(18,623)
Write-off of exploration and evaluation assets	10	( -)	(131,290)	(159,977)
		1,453	(136,688)	(173,616)
Loss for the year		(2,645,779)	(1,476,152)	(1,867,176)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		(8,000)	32,000	(12,150)
Marketable securities, reclassified to profit or loss		-	33,792	24,063
Foreign currency translation differences for foreign operations		34,488	(24,998)	(23,710)
Comprehensive loss for the year		$ (2,619,291)	$ (1,435,358)	$ (1,878,973)
Basic and diluted loss per share		$ (0.03)	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding		103,674,511	79,733,963	74,165,457

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian dollars)

	Year ended August 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,645,779)	$ (1,476,152)	$ (1,867,176)

Items not involving cash:
Depreciation	19,782	28,002	49,886
Unrealized foreign exchange (gain) loss	81,288	(15,461)	(300,133)
Write-off of exploration and evaluation assets	-	131,290	159,977
Stock-based compensation	133,468	92,225	132,307
Loss on disposal of equipment	-	2,075	22,079
Loss on sale of marketable securities	-	5,554	18,623

Changes in non-cash working capital balances:
Amounts receivable	407	33,764	253,822
Advances and prepaid expenses	110,124	(64,171)	(3,877)
Accounts payable and accrued liabilities	145,878	(178,584)	92,727
	(2,154,832)	(1,441,458)	(1,441,765)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(618,414)	(289,442)	(283,193)
Exploration and evaluation asset recoveries	-	172,154	194,175
Proceeds from sale of equipment	-	17,420	35,047
Proceeds from sale of marketable securities	-	142,238	31,690
Equipment purchases	(1,809)	(1,681)	(30,247)
	(620,223)	40,689	(52,528)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	-	2,622,650	-
Share issue costs	(1,164)	(68,575)	-
	(1,164)	2,554,075	-
Effect of foreign exchange on cash	(27,870)	(6,397)	213,910
Change in cash during the year	(2,804,089)	1,146,909	(1,280,383)
Cash, beginning of year	4,048,000	2,901,091	4,181,474
Cash, end of year	$ 1,243,911	$ 4,048,000	$ 2,901,091

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian dollars)

	Year ended August 31,
	2017	2016	2015

Share capital:
Balance, beginning of the year	$ 31,148,478	$ 29,676,003	$ 29,667,503
Issuance of common shares	132,830	1,541,050	8,500
Share issue costs	(1,164)	(68,575)	-
Balance, end of the year	31,280,144	31,148,478	29,676,003

Reserves:
Stock-based:
Balance, beginning of the year	6,873,431	6,781,206	6,648,899
Stock-based compensation	133,468	92,225	132.307
Balance, end of the year	7,006,899	6,873,431	6,781,206

Warrants:
Balance, beginning of the year	5,155,664	4,074,064	4,074,064
Issuance of warrants	-	1,081,600	-
Balance, end of the year	5,155,664	5,155,664	4,074,064

Deficit:
Balance, beginning of the year	(38,573,018)	(37,096,866)	(35,229,690)
Net loss for the year	(2,645,779)	(1,442,360)	(1,843,113)
Marketable securities reclassified to profit or loss	( -)	(33,792)	(24,063)
Balance, end of the year	(41,218,797)	(38,573,018)	(37,096,866)

Accumulated other comprehensive income (loss):
Marketable securities fair value reserve:
Balance, beginning of the year	21,600	(44,192)	(56,105)
Net change in fair value of marketable securities	(8,000)	32,000	(12,150)
Marketable securities reclassified to profit or loss	( -)	33,792	24,063
Balance, end of the year	13,600	21,600	(44,192)

Foreign currency translation adjustment:
Balance, beginning of the year	(86,411)	(61,413)	(37,703)
Change for the year	34,488	(24,998)	(23,710)
Balance, end of the year	(51,923)	(86,411)	(61,413)
Total accumulated other comprehensive income (loss)	(38,323)	(64,811)	(105,605)
Total shareholders’ equity	$ 2,185,587	$ 4,539,744	$ 3,328,802
Number of common shares outstanding:
Balance, beginning of the year	103,380,807	74,240,252	74,140,252
Shares issued during year	1,624,270	29,140,555	100,000
Number of common shares outstanding	105,005,077	103,380,807	74,240,252

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2017, 2016, and 2015

(Stated in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate head office of the Company is 15381 – 36th Avenue, South Surrey, BC, Canada, V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia. The consolidated financial statements of the Company as at and for the year ended August 31, 2017, comprise the Company and its subsidiaries (Note 3). The Company is considered to be in the exploration stage, as it has not placed any of its exploration and evaluation assets into production.

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

These material uncertainties raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate, which could be material.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on the IFRS issued and outstanding as at August 31, 2017.

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

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian branch operations and Colombian simplified share companies is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 - The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

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

Going concern presentation

Management has determined that the going concern presentation of the consolidated financial statements as discussed in Note 1, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, is appropriate.

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

Investment in private company

Management has determined that the Company’s former interest in the Willow Creek property had transferred to a 30% investment in a private company to which the Company determined it did not have significant influence over. The Company recorded the investment at cost. The Company considered factors of IAS 28 and related guidance in making this assessment.

Determination of functional currency

In accordance with IAS 21, management determined that the functional currency of the Company, its Canadian subsidiaries, and its Colombian branch operations is the Canadian dollar, while the functional currency of its US subsidiary, Miranda Gold USA Inc., is the US dollar.

3.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and branch operations; from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. Intercompany balances and transactions, and any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Name of subsidiary	Place of incorporation	Ownership interest	Principal activity
Miranda Gold U.S.A., Inc.	State of Nevada	100%	Mineral exploration company
Miranda Gold Colombia I Ltd. (“MAD I”)	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd. (“MAD II”)	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Miranda Gold Colombia III Ltd. (1) (“MAD III”)	Province of British Columbia	100%	Holding company
Miranda Gold Colombia III S.A.S. (“MAD III SAS”)	Colombia	100%	Holding company
Minera Mallama S.A.S. (“Mallama SAS”)	Colombia	100%	Mineral Exploration Company
Miranda Gold Colombia IV Ltd. (“MAD IV”)	Province of British Columbia	100%	Mineral exploration company
Miranda Gold Colombia V Ltd. (“MAD V”)	Province of British Columbia	100%	Holding Company
Riosucio Minera S.A.S. (“Riosucio”)	Colombia	100%	Mineral exploration company

(1) formerly Rovira Mining Limited (“Rovira”)

Determination of control by one entity over another

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates and joint ventures are those entities in which the Company has significant influence, but not control or joint control, and are accounted for using the equity method.

As at August 31, 2017, Miranda owned a notional 30% interest in the Alaska Gold Torrent, LLC (a limited liability company) (“AGT LLC”) (refer to Note 10(g)), which was subsequently diluted to 14%. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence over the investee, unless it can be clearly demonstrated that this is not the case. The Company has used its judgment and analysis to determine that it has neither significant influence nor control over AGT LLC.

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

On consolidation, for subsidiaries with functional currencies other than the Canadian dollar, the assets and liabilities are translated into Canadian dollars using the period-end rate and the operations and cash flows are translated using the average rates of exchange. Exchange adjustments arising when the opening net assets and profit or loss are translated into Canadian dollars are taken into a separate component of equity and reported in other comprehensive profit or loss.

Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized in operations on a declining balance basis or straight-line basis, over the estimated useful lives of each asset or component part of an item of equipment, the choice is dependant on which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Depreciation is taken on a declining balance basis, with depreciation rates ranging from 20% to 100%.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Exploration and evaluation assets and expenditures

Upon acquiring the legal right to explore a property, all direct costs related to the acquisition of mineral property interests are capitalized. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred. The Company will perform an impairment test on transition from the exploration and evaluation stage to the development stage.

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

Financial assets at FVTPL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management. Derivatives are also categorized as FVTPL unless they are designated as effective hedges. Assets in this category include cash.

Financial assets at FVTPL are initially recognized, and subsequently carried, at fair value with changes recognized in operations. Attributable transaction costs are recognized in operations when incurred.

(ii)	Financial assets available for sale (“AFS”)

Financial assets available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income or loss (“OCI”) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost. Assets in this category include investments and marketable securities.

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

Accumulated other comprehensive income or loss

Accumulated other comprehensive income or loss (“AOCI”) consists of certain unrealized gains or losses and other reclassifications. The Company’s financial statements include a Statement of Loss and Comprehensive Loss, which includes the components of comprehensive income or loss.

For the Company, AOCI is comprised of unrealized gains or losses on available for sale financial assets, and foreign currency translation differences for foreign operations - both of which are presented within the shareholders’ equity section of the statement of financial position.

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

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2017, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

          i.        New standards, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment in relation to the classification and measurement of share-based payment transactions. The amendments address three main areas:

•	The effects of vesting conditions on the measurement of a cash-settled share-based payment transaction;
•	The classification of a share-based payment transaction with net settlement features for withholding tax obligations; and
•	The accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity- settled.

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

New standard IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services) and applies to all revenue arising from contracts with customers, unless the contracts are in the scope of other standards, such as IAS 17 (or IFRS 16 Leases, once applied). Its requirements also provide a model for the recognition and measurement of gains and losses on disposal of certain non-financial assets, including property, plant and equipment and intangible assets.

The standard outlines the principles an entity must apply to measure and recognise revenue. The core principle is that an entity will recognise revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2017	August 31, 2016
Cash	FVTPL	$ 1,243,911	$ 4,048,000
Amounts receivable	Loans and receivables	4,166	4,573
Marketable securities	Available-for-sale	32,000	40,000
Investments	Available-for-sale	188,040	-
Advances	Loans and receivables	473	5,740
Accounts payable and accrued liabilities	Other liabilities	(268,033)	(122,155)

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

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of cash, investments and marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2017
	Level 1	Level 2	Level 3
Cash	$ 1,243,911	$ -	$ -	$ 1,243,911
Investments	-	-	188,040	188,040
Marketable securities	32,000	-	-	32,000
	$ 1,275,911	$ -	$ 188,040	$ 1,463,951

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2016
	Level 1	Level 2	Level 3
Cash	$ 4,048,000	$ -	$ -	$ 4,048,000
Marketable securities	40,000	-	-	40,000
	$ 4,088,000	$ -	$ -	$ 4,088,000

During the year ended August 31, 2017:

a)	The Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities.

During the year ended August 31, 2016:

a)	The Company sold 400,000 shares of Red Eagle Mining Corp. (“Red Eagle”) for net proceeds of $142,238, incurring a loss on sale of marketable securities of $5,554.

During the year ended August 31, 2015:

a)	The Company sold 250,000 shares of NuLegacy Gold Corporation (“NuLegacy”) for net proceeds of $31,690, incurring a loss on sale of marketable securities of $18,623.

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

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

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in Canada and the United States, and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management does not hedge its foreign exchange risk. At August 31, 2017, one Canadian dollar was equal to $0.7977 US dollars and 2,351 Colombian Pesos.

Balances are as follows as at August 31, 2017:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	648,422	78,243,384	846,139
Amounts receivable	-	3,728,352	1,586
Advances and deposits	-	1,113,285	473
	648,422	83,085,021	848,198
Accounts payable and accrued liabilities	(147,288)	(81,747,808)	(219,408)
Net monetary assets	501,134	1,337,213	628,790

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $62,900 in the year.

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

5.	CASH

	As at August 31, 2017	As at August 31, 2016
Canadian dollar denominated deposits	$ 397,772	$ 1,234,722
US dollar denominated deposits	812,862	2,764,743
Colombian Peso denominated deposits	33,277	48,535

Total	$ 1,243,911	$ 4,048,000

6.	AMOUNTS RECEIVABLE

	As at August 31, 2017	As at August 31, 2016
Amounts due from the Government of Canada pursuant to GST input tax credits	$ 2,580	$ 2,116
Other amounts receivable	1,586	2,457

Total	$ 4,166	$ 4,573

7.	INVESTMENTS and MARKETABLE SECURITIES

At August 31, 2017, the Company had the following investments and marketable securities:

			August 31, 2016	August 31, 2017		Fair Value at August 31, 2017
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Prism Resources Inc. (“Prism”)	200,000	$ 18,400	$ 21,600	$ (8,000)	$ 13,600	$ 32,000
Privately held companies:
Alaska Gold Torrent, LLC	300	188,040	-	-	-	188,040
Total	200,300	$ 206,440	$ 21,600	$ (8,000)	$ 13,600	$ 220,040

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities at cost (Note 10(g)).

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with Gold Torrent, Inc. (“GTI”) for the sale of its diluted 14% share of AGT LLC. The closing date (“Closing Date”) shall be the date on which GTI completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agreed upon by the parties.

The purchase price to be paid by GTI shall consist of:

•	US$1,000,000 - as a firm obligation, in cash, to be paid to Miranda by GTI as follows:

o	US$250,000 paid on the Closing Date;
o	US$250,000 on the first annual anniversary of the Closing Date; and
o	US$500,000 on the second annual anniversary of the Closing Date.

•	500,000 share units of GTI (one common share and ½ warrant) to be issued to the Company by GTI at the Closing Date: and

•	Payment by GTI to the Company of US$4.00 per ounce of gold produced by the AGT LLC in excess of 120,000 ounces - up to a maximum of 400,000 ounces – such payment expected to total US$1,120,000.

At August 31, 2016, the Company had the following marketable securities recognized at fair value:

			August 31, 2015	August 31, 2016		Fair Value at August 31, 2016
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	-	$ -	$ (33,792)	$ 33,792	$ -	$ -
Prism Resources Inc. (“Prism”)	200,000	18,400	(10,400)	32,000	21,600	40,000
		$ 18,400	$ (44,192)	$ 65,792	$ 21,600	$ 40,000

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

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2017	As at August 31, 2016
Advances held by employees in the USA	$ -	$ 5,246
Advances held by employees and suppliers in Colombia	473	494
	473	5,740
Prepaid expenses in Canada	41,627	146,484
Total	$ 42,100	$ 152,224

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment
Cost:
Balance at August 31, 2015	$ 1,391	$ 76,886	$ 10,488	$ 90,372	$ 87,224	$ 103,974	$ 370,335
Assets acquired	-	-	-	-	1,681	-	1,681
Assets disposed of	-	-	-	(35,391)	-	(37,488)	(72,879)
Foreign exchange adjustments	-	(239)	(33)	(172)	-	-	(444)
Balance at August 31, 2016	1,391	76,647	10,455	54,809	88,905	66,486	298,693
Assets acquired	-	-	-	-	1,809	-	1,809
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	(3,389)	(462)	(2,424)	-	-	(6,275)
Balance at August 31, 2017	$ 1,391	$ 73,258	$ 9,993	$ 52,385	$ 90,714	$ 66,486	$ 294,227

Accumulated depreciation:
Balance at August 31, 2015	$ 209	$ 74,019	$ 7,720	$ 59,269	$ 67,388	$ 46,403	$ 255,008
Depreciation	355	868	559	4,550	6,203	15,467	28.002
Assets disposed of	-	-	-	(22,371)	-	(29,467)	(51,838)
Foreign exchange adjustments	-	(241)	(31)	(125)	-	-	(397)
Balance at August 31, 2016	564	74,646	8,248	41,323	73,591	32,403	230,775
Depreciation	248	605	445	3,395	4,865	10,224	19,782
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	(3,331)	(387)	(2,000)	-	-	(5,718)
Balance at August 31, 2017	$ 812	$ 71,920	$ 8,306	$ 42,718	$ 78,456	$ 42,627	$ 244,839

Carrying amounts:
August 31, 2016	$ 827	$ 2,001	$ 2,207	$ 13,486	$ 15,314	$ 34,083	$ 67,918
August 31, 2017	$ 579	$ 1,338	$ 1,687	$ 9,667	$ 12,258	$ 23,859	$ 49,388

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking, and from third party vendors, some of which are subject to net smelter return royalties (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests, cash, or share-based payments.

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

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2017 and 2016 are as follows:

	August 31, 2016	Additions	Recoveries	Transfer to investments (Note 7)	Effect of movement in exchange rates	August 31, 2017

Alaska:
Willow Creek	$ 196,740	$ -	$ -	$ (188,040)	$ (8,700)	$ -
Renshaw Royalty	93,327	110,908	-	-	(9,673)	194,562
	290,067	110,908	-	(188,040)	(18,373)	194,562

Colombia:
Argelia	-	265,240	-	-	-	265,240
Antares	23,029	76,880	-	-	-	99,909
Cerro Oro	-	-	-	-	-	-
Mallama	-	298,216	-	-	-	298,216
Oribella	36,088	-	-	-	-	36,088

59,117	640,336	-	-	-	699,453
$ 349,184	$ 751,244	$ -	$ (188,040)	$ (18,373)	$ 894,015

	August 31, 2015	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	August 31, 2016

Alaska:
Willow Creek	$ 197,355	$ -	$ -	$ -	$ (615)	$ 196,740
Renshaw Royalty	-	94,259	-	-	(932)	93,327
	197,355	94,259	-	-	(1,547)	290,067

Colombia:
Antares	-	76,762	(53,733)	-	-	23,029
Cerro Oro	-	118,421	(118,421)	-	-	-
Oribella	36,088	-	-	-	-	36,088

Pavo Real	131,290	-	-	(131,290)	-	-
	167,378	195,183	(172,154)	(131,290)	-	59,117
	$ 364,733	$ 289,442	$ (172,154)	$ (131,290)	$ (1,547)	$ 349,184

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the years ended August 31, 2017, 2016, and 2015 are as follows:

	Year Ended August 31, 2017			Year ended August 31, 2016			Year ended August 31, 2015
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures
Nevada:
Big Blue	$ -	$ -	$ -	$ -	$ -	$ -	$ 14,616	$ -	$ 14,616
General exploration	-	-	-	-	-	-	20,555	-	20,555
Iron Point	-	-	-	-	-	-	16,942	-	16,942
Kibby Flat	-	-	-	-	-	-	12,787	-	12,787
Mustang	-	-	-	-	-	-	17,975	-	17,975
Red Canyon	-	-	-	-	-	-	19,105	-	19,105
Red Hill	-	-	-	-	-	-	17,480	-	17,480
	-	-	-	-	-	-	119,460	-	119,460

Alaska:
Willow Creek	69,325	-	69,325	47,830	-	47,830	89,370	-	89,370

Other North America:
General exploration	44,895	-	44,895	-	-	-	-	-	-

Colombia:
Alliance expenditures	-	-	-	244,404	(171,083)	73,321	665,560	(465,892)	199,668
Cerro Oro	105,043	-	105,043	267,097	(267,097)	-	102,777	(102,777)	-
Mallama	58,313	-	58,313	-	-	-	-	-	-
General exploration	1,127,554	-	1,127,554	402,820	-	402,820	350,879	-	350,879
	1,290,910	-	1,290,910	914,321	(438,180)	476,141	1,119,216	(568,669)	550,547
TOTAL	$ 1,405,130	$ -	$ 1,405,130	$ 962,151	$ (438,180)	$ 523,971	$ 1,328,046	$ (568,669)	$ 759,377

NEVADA:

a)	Big Blue (Oxen), Lander County, Nevada

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

b)	Iron Point Property, Humboldt County, Nevada

The Company held claims comprising the Iron Point property, Humboldt County, Nevada, but allowed them to lapse in August 2015.

c)	Kibby Flat, Esmeralda County, Nevada

The Company held claims comprising the Kibby Flat property, Esmeralda County, Nevada, but allowed them to lapse in August 2015.

d)	Mustang, Nye County, Nevada

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

e)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease (“Lease”) with option to purchase (the “Lease”) for the Red Canyon property, Eureka County Nevada with Red Canyon Corporation (“RCC”).

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma Mines Inc. (“Montezuma”) on the Red Canyon property. Montezuma had completed the US$4,000,000 in qualifying exploration expenditures to earn a 60% interest.

On August 28, 2015, the Company executed a Project Management Agreement for the formation and organization of a limited liability company (the “RCP LLC”) to hold the Lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Montezuma paid Miranda US$360,000 as consideration for the option to buy-out Miranda’s 40% interest in the LLC, with Miranda potentially retaining a 0.5% NSR, upon meeting the purchase conditions during the term of the underlying lease. Miranda had not met those conditions upon the termination of the Agreement and subsequent lease termination.

On June 27, 2017, Montezuma gave notice of their withdrawal from the Project Management Agreement, and made the final property payments on the Red Canyon property on July 3, 2017, pursuant to the Lease.

On June 28, 2017, the Company gave notice of Lease termination to RCC, and returned the property to them.

f)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments. On May 22, 2015, the Company gave notice of lease termination to Nevada North, and returned the property to them.

ALASKA:

g)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8% - subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor (in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 to January 15, 2017 (paid)	550,000
January 15, 2018 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with GTI. GTI completed the initial earn-in obligation prescribed under the Agreement, and entered into a mining joint venture agreement (“Mining Venture Agreement”), contemporaneously forming AGT LLC, an Alaska limited liability company during fiscal 2017. The initial ownership of AGT LLC was 70% GTI and 30% Miranda.

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities (Note 7). The Company determined that significant influence did not exist and recorded the investment at cost. Subsequent to August 31, 2017, the Company’s ownership in AGT LLC was diluted to 14% pursuant to the mathematical effect of a cash call.

h)	Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, which is the area that is expected to be initially developed. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain target areas.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

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

As at August 31, 2017, the Company has paid $194,562, including interest, (August 31, 2016 – $93,327) towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

COLOMBIA

i)	Argelia, Colombia

On June 15, 2017, the Company executed an option agreement (the “Argelia Option”) by and among Bullet Holding Corp. (“Bullet”), Esquimal S.O.M. (“Esquimal”), and the Company to acquire the Argelia property, consisting of three applications.

The terms of the Argelia Option require that Miranda make the following series of payments and a share issuance – all conditional on the occurrence of the following events:

Event	Issuance of Mirada shares	Payment amount US$
By June 22, 2017 (paid)	-	100,000
Upon TSXV approval of the issuance of 1,624,270 Miranda shares (issued)	1,624,270	-
Upon conversion of the applications to titles	-	100,000
Upon receipt of approval for forestry subtraction – or – Miranda making drill applications for any of the titles	-	100,000
Upon receipt of drill permits	-	100,000
Upon announcement of an NI 43-101 resource of >500,000 oz/au total in all categories (M+I+I)	-	250,000
One year from the announcement of an NI 43-101 resource of >500,000 oz/au	-	250,000

A residual net profits interest (“NPI”) of 4% - or – an NSR of 1.5% - whichever is greater - will be payable to the vendor, until US$6.0m has been paid - at which time an NSR of 1.5% will be payable for the life of the mine.

j)	Antares, Colombia

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II, to acquire the Antares property, with minimum operation payments due and a share issuance by the Company according to the schedule below. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR will commence.

k)	Antares, Colombia (continued)

The Company must meet the following schedule to maintain the option:

Antares Option Due Dates	Minimum operation payments payable (in US dollars)	Common shares to be issued to AMC
October 9, 2015 (paid)	$ 60,000	-
October 9, 2016 (paid)	60,000	-
Upon registration of the Mining Concession Contract for the Antares property (payable 30-days subsequent)	70,000	-
Upon the first anniversary of the registration of the Mining Concession Contract (“Registration Date”)	80,000	150,000
Upon the second anniversary of the Registration Date	90,000	-
Upon the third anniversary of the Registration Date	100,000	-
Upon the fourth anniversary of the Registration Date	120,000	-
Upon the fifth anniversary of the Registration Date	120,000	-
Upon the sixth anniversary of the Registration Date, and for each successive anniversary	150,000	-

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

On March 7, 2017, the Company signed an option agreement (the “Agreement”) that allows IAMGOLD Corporation (“IAMGOLD”) (TSX: IMG, NYSE: IAG) to earn an interest in the Antares Project in Colombia by conducting exploration on a scheduled earn-in basis.

IAMGOLD is required to incur US$100,000 in expenditures during calendar 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018 or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

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

Cerro Oro Option Due Dates	Option payments (in US dollars)
May 10, 2014 (paid)	90,000
May 10, 2015 (paid, 1st anniversary)	75,000
May 10, 2016 (paid, 2nd anniversary)	90,000
May 10, 2017 (3rd anniversary) (1)	105,000
May 10, 2018 (4th anniversary) (1)	120,000
May 10, 2019 (5th anniversary) (1)	235,000
May 10, 2020(1), and on each subsequent anniversary until commercial production is reached, as defined in the underlying agreement	135,000

(1) the due dates are suspended until such time as the community consultation process is complete

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

m)	Mallama, Colombia

On August 31, 2017, Miranda completed the acquisition of the Mallama project (“Mallama”) by an outright purchase of 100% of the shares of the Colombian simplified share company, Minera Mallama S.A.S. (“Mallama SAS”).

During the fiscal year ended August 31, 2017, Miranda paid a total of $298,216 in outstanding fees due to Agencia Nacional de Mineria (“ANM”) prior to the final effective date of the purchase. Upon receipt of suitable drill permits on Mallama, without any future time constraint, Miranda is required to make an additional payment of US$200,000 to the former shareholders of Mallama SAS. An NSR of four percent (4%) will be payable to the former shareholders, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine.

There are no minimum work commitments or any other milestones on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

n)	Minagrande, Colombia

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

o)	Oribella, Colombia

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

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$35,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

p)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., formerly Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

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

On June 10, 2015, Miranda issued 100,000 common shares to ExpoGold valued at $8,500 pursuant to the Pavo Option.

During the fiscal year ended August 31, 2016, Miranda abandoned the Pavo Real property, and wrote off the residual acquisition costs of $131,290.

q)	Colombia Strategic Alliance (“Agnico Alliance”)

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

Effective on January 23, 2016, Agnico did not renew the Agnico Alliance, and allowed it to lapse.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2017	As at August 31, 2016
Trade and other payables in Canada	$ 42,619	$ 59,250
Trade and other payables in the USA	720	5,216
Trade and other payables in Colombia	34,768	32,227
Amounts payable and accrued liabilities to related parties	14,422	25,462
Accrued employment termination liabilities to a related party	175,504	-

Total	$ 268,033	$ 122,155

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2017

On June 26, 2017, the Company issued 1,624,270 common shares to Bullet Holding Corp. valued at $132,830 pursuant to the acquisition of the Argelia project, in Colombia. The Company incurred share issue costs of $1,164 pursuant to this share issue.

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

The continuity for stock options for the year ended August 31, 2017, is as follows:

Number outstanding Aug 31, 2016	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2017	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,150,000	-	-	(1,150,000)	-	$ 0.40	Oct. 21, 2016	-
975,000	-	-	(100,000)	875,000	$ 0.305	Sep. 24, 2017 *	0.07 yrs
802,500	-	-	(80,000)	722,500	$ 0.155	Oct. 17, 2018	1.13 yrs
1,060,000	-	-	(100,000)	960,000	$ 0.145	Sep. 3, 2019	2.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	2.46 yrs
1,525,000	-	-	(100,000)	1,425,000	$ 0.12	Jan. 28, 2021	3.41 yrs
300,000	-	-	-	300,000	$ 0.12	Apr. 25, 2021	3.65 yrs
-	2,310,000	-	(135,000)	2,175,000	$ 0.09	Jan. 25, 2022	4.41 yrs
5,912,500	2,310,000	-	(1,665,000)	6,557,500	$ 0.143	(weighted average)	2.84 yrs
			Exercisable	6,557,500	$ 0.143	(weighted average)	2.84 yrs

* expired subsequently

As at August 31, 2017, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.143. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2017, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2017, being $0.075.

The continuity for stock options for the year ended August 31, 2016, is as follows:

Number outstanding Aug 31, 2015	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,230,000	-	-	(1,230,000)	-	$ 0.56	Sep. 26, 2015	-
50,000	-	-	(50,000)	-	$ 0.69	Dec. 1, 2015	-
1,315,000	-	-	(165,000)	1,150,000	$ 0.40	Oct. 21, 2016	0.14 yrs
1,205,000	-	-	(230,000)	975,000	$ 0.305	Sep. 24, 2017	1.07 yrs
952,500	-	-	(150,000)	802,500	$ 0.155	Oct. 17, 2018	2.13 yrs
1,240,000	-	-	(180,000)	1,060,000	$ 0.145	Sep. 3, 2019	3.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	3.46 yrs
-	1,525,000	-	-	1,525,000	$ 0.12	Jan. 28, 2021	4.41 yrs
-	300,000	-	-	300,000	$ 0.12	Apr. 25, 2021	4.65 yrs
6,092,500	1,825,000	-	(2,005,000)	5,912,500	$ 0.215	(weighted average)	2.46 yrs
			Exercisable	5,912,500	$ 0.215	(weighted average)	2.46 yrs

The continuity for stock options for the year ended August 31, 2015, is as follows:

Number outstanding Aug 31, 2014	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2015	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,435,000	-	-	(205,000)	1,230,000	$ 0.56	Sep. 26, 2015	0.07 yrs
50,000	-	-	-	50,000	$ 0.69	Dec. 1, 2015	0.25 yrs
1,510,000	-	-	(195,000)	1,315,000	$ 0.40	Oct. 21, 2016	1.14 yrs
1,345,000	-	-	(140,000)	1,205,000	$ 0.305	Sep. 24, 2017	2.07 yrs
1,142,500	-	-	(190,000)	952,500	$ 0.155	Oct. 17, 2018	3.13 yrs
-	1,340,000	-	(100,000)	1,240,000	$ 0.145	Sep. 3, 2019	4.01 yrs
-	100,000	-	-	100,000	$ 0.145	Feb. 16, 2020	4.47 yrs
5,482,500	1,440,000	-	(830,000)	6,092,500	$ 0.322	(weighted average)	2.06 yrs
			Exercisable	6,092,500	$ 0.322	(weighted average)	2.06 yrs

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2017

During the year ended August 31, 2017, the Company recorded $133,468 in stock-based compensation expense for options vesting in the period as follows:

a)	$133,468 upon the immediate vesting of the 2,310,000 options granted on January 25, 2017.

The fair value of the 2,310,000 options granted on January 25, 2017, was determined using a risk free interest rate of 0.76%, an expected volatility of 105%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $133,468 or $0.058 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

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

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2017, is as follows:

Number outstanding August 31, 2016	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2017	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	0.30 yrs
29,140,555	-	-	-	29,140,555	$ 0.120	Jun. 23, 2021	3.81 yrs
49,976,355	-	-	-	49,976,355	$ 0.226	(weighted average)	2.35 yrs

The continuity for share purchase warrants for the year ended August 31, 2016, is as follows:

Number outstanding August 31, 2015	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	1.30 yrs
-	29,140,555	-	-	29,140,555	$ 0.120	Jun. 23, 2021	4.81 yrs
20,835,800	29,140,555	-	-	49,976,355	$ 0.226	(weighted average)	3.35 yrs

The continuity for share purchase warrants for the year ended August 31, 2015, is as follows:

Number outstanding August 31, 2014	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2015	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	2.30 yrs
20,835,800	-	-	-	20,835,800	$ 0.375	(weighted average)	2.30 yrs

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited (“GO”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting (terminated in 2016)

Goldnor Global Management Inc. (“GGMI”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Mine Development Associates (“MDA”) Geology and geotechnical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

For the year ended	August 31, 2017	August 31, 2016	August 31, 2015
Consulting fees - GO	$ -	$ 95,084	$ 123,789
Consulting fees - GGMI	137,500	37,500	-
Consulting fees – MDA	-	-	1,746
	137,500	132,584	125,535
Office & general expenses - GO	-	4,903	6,124
Total	$ 137,500	$ 137,487	$ 131,659

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2017, 2016, and 2015 were as follows:

For the year ended	August 31, 2017	August 31, 2016	August 31, 2015
Consulting fees	$ 137,500	$ 132,584	$ 125,535
Salaries and benefits (1)	425,753	446,482	453,149
Employment termination benefit	175,504	-	-
Directors fees	42,216	40,248	36,918
Share based compensation	121,335	83,771	94,775
Total	$ 902,308	$ 703,085	$ 710,377

(1) a portion of salaries and benefits are included in exploration and evaluation expenditures

14.	SEGMENTED DISCLOSURE

The Company operates in the mineral exploration sector within two geographic segments: the Alaska project in the United States and various projects in Colombia.

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

The Company estimates that it will require additional funding to carry out its exploration plans and operations through the next twelve months. The Company is not subject to any externally imposed capital restrictions.

16.	Supplemental Disclosure with Respect to Cash Flows

For the year ended	August 31,	August 31,	August 31,
	2017	2016	2015
Non-cash investing and financing activities:
Fair value of shares issued for exploration and evaluation assets	$ 132,830	$ -	$ 8,500
Reclassification of exploration and evaluation assets to investments	188,040	-	-
Interest received	$ 1,453	$ 2,231	$ 27,063

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Aug. 31, 2017	Aug. 31, 2016	Aug. 31, 2015

Loss before income taxes	$(2,645,779)	$(1,476,152)	$(1,867,176)

Expected income tax (recovery)	$(688,000)	$(384,000)	$(485,000)
Change in statutory, foreign tax, foreign exchange rates, and other	262,000	(43,000)	(1,185,000)
Permanent differences	59,000	36,000	268,000
Share issue costs	-	(18,000)	-
Expiry of non-capital losses	-	125,000	353,000
Adjustments to prior years provisions versus statutory tax returns and expiry of losses	(330,000)	(182,000)	(211,000)
Change in unrecognized deductible temporary differences	697,000	466,000	1,260,000

Total income tax expense (recovery)	$-	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2017	Expiry Date Range	2016

Temporary differences
Exploration and evaluation assets	$6,681,000	No expiry date	$5,179,000
Equipment	141,000	No expiry date	166,000
Share issue costs	42,000	2033 - 2041	69,000
Marketable securities	(202,000)	No expiry date	(22,000)
Allowable capital losses	455,000	No expiry date	455,000
Non-capital losses available for future period	24,247,000	2020 - 2037	23,202,000

Canada	6,957,000	2026 - 2037	6,601,000
USA	17,290,000	2020 - 2037	16,601,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2017, and except where disclosed elsewhere:

a)	On September 24, 2017: 875,000 options expired, unexercised; and
b)	On November 9, 2017: Miranda sold its diluted 14% interest in the AGT LLC, pursuant to a binding letter of intent, for a series of future cash payments totalling US$1,000,000; a future 500,000 unit (share + warrant) issuance from GTI upon their successful listing on the TSXV; and a series of payments from AGT LLC based on future gold production.

