Form 20-F
period 2018-08-31
MIRANDA GOLD CORP
filed 2018-12-26
CIK 942149

OMB Number: 3235-0288
Expires: JULY 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27760

MIRANDA GOLD CORP.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or organization)

#1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8

(Address of Principal Executive Offices)

Rakesh Patel, +1-604-687-4747 (telephone); rpatel@dmcl.ca (e-mail),
#1500 – 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1

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

132,517,577 common shares

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

2 | Page

⌘ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

N/A	Yes ☐	No ☐

3 | Page

Table of Contents

GLOSSARY OF TERMS AND ABBREVIATIONS		3

NOTE ON FORWARD LOOKING INFORMATION		10

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	13

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	13

ITEM 3	KEY INFORMATION	13

A.	SELECTED FINANCIAL DATA	13
B.	CAPITALIZATION AND INDEBTEDNESS	14
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	14
D.	RISK FACTORS	14

ITEM 4	INFORMATION ON MIRANDA	21

A.	HISTORY AND DEVELOPMENT OF MIRANDA	21
B.	BUSINESS OVERVIEW	24
C.	ORGANIZATIONAL STRUCTURE	25
D.	PROPERTY	26

ITEM 4A	UNRESOLVED STAFF COMMENTS	45

ITEM 5	- OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45

A.	OPERATING RESULTS	45
B.	LIQUIDITY AND CAPITAL RESOURCES	47
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	48
D.	TREND INFORMATION	48
E.	OFF-BALANCE SHEET ARRANGEMENTS	48
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	49
G.	SAFE HARBOR	49

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50

A.	DIRECTORS AND SENIOR MANAGEMENT	50
B.	COMPENSATION	51
C.	BOARD PRACTICES	53
D.	EMPLOYEES	56
E.	SHARE OWNERSHIP	56

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58

A.	MAJOR SHAREHOLDERS	58
B.	RELATED PARTY TRANSACTIONS	59
C.	INTERESTS OF EXPERTS AND COUNSEL	59

ITEM 8	FINANCIAL INFORMATION	60

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
B.	SIGNIFICANT CHANGES	60

ITEM 9	THE OFFER AND LISTING	60

A.	OFFER AND LISTING DETAILS	60
B.	PLAN OF DISTRIBUTION	61
C.	MARKETS	62
D.	DILUTION	62
E.	EXPENSES OF THE ISSUE	62

ITEM 10	ADDITIONAL INFORMATION	62

A.	SHARE CAPITAL	62

4 | Page

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	62
C.	MATERIAL CONTRACTS	62
D.	EXCHANGE CONTROLS	62
E.	TAXATION	63
F.	DIVIDENDS AND PAYING AGENTS	69
G.	STATEMENT BY EXPERTS	69
H.	DOCUMENTS ON DISPLAY	69
I.	SUBSIDIARY INFORMATION	70

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	70

ITEM 15	CONTROLS AND PROCEDURES	70

ITEM 15T	CONTROLS AND PROCEDURES	71

ITEM 16	[RESERVED]	71

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	71

ITEM 16B	CODE OF ETHICS	71

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	73

ITEM 16G	CORPORATE GOVERNANCE	73

ITEM 16H	MINE SAFETY DISCLOSURE	73

ITEM 17	FINANCIAL STATEMENTS	74

ITEM 18	FINANCIAL STATEMENTS	74

ITEM 19	EXHIBITS	75

Responses to Items 1,2,3B,3C,9B,9D,9E,9F,10A,10F,10G and 12 are only required in Securities Act filings in connection with offerings.

5 | Page

Glossary of terms AND ABBREVIATIONS

Advance Royalty	The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.
Agnico	Agnico-Eagle (USA) Limited is a subsidiary of Agnico-Eagle Mines Limited a mining company listed on the Toronto Stock Exchange. The Company had an option agreement with Agnico on the Ester Dome project until it was terminated in September 2012, and since January 23, 2013 (until January 23, 2016), had an alliance agreement in Colombia (the “Colombian Alliance”).
AGT LLC	Alaska Gold Torrent, LLC, is a State of Alaska limited liability company formed by Gold Torrent, LLC and Miranda U.S.A., Inc., for the purpose of exploring and developing the Willow Creek project in Alaska.
AHI	Alaska Hardrock Inc., a State of Alaska corporation, and is the lessor of a parcel of patented and State of Alaska mining claims referred to as “Willow Creek”.
Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.
Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).
ANM	Agencia Nacional de Minera of Colombia
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Antioquia Gold	Antioquia Gold Inc. is a mining exploration company listed on the Toronto Venture Exchange with an exploration focus in Colombia.
Assay	An analysis to determine the presence, absence and quantity of one or more metallic components.
Au/t	Gold per ton
Barrick	Barrick Gold U.S. Inc. is a subsidiary of Barrick Gold Corporation a mining company listed on the Toronto and New York Stock Exchanges. Barrick is a former partner of the Company on the Red Hill and Fuse properties.
Basement	Generally of igneous and metamorphic rocks, overlain unconformably by sedimentary strata.
Battle Mountain-Eureka Gold Trend	The Battle Mountain-Eureka Gold Trend is about 10 miles wide and 160 miles long. It is sub-parallel to and about 50 miles west of the Carlin Trend. Deep crustal features are believed to be responsible for these trends.
BLM	Bureau of Land Management
Breccia	A coarse–grained clastic rock composed of angular broken fragments
Carbonate rocks	Limestone or other rocks whose major component is CaCO3
Carlin-style gold system	A type of gold deposit characterized by microscopic gold disseminated in fine grained silty limestone. This deposit type was first recognized in Carlin, Nevada. “System” refers to the larger area of alteration that surrounds such a deposit.

6 | Page

Carlin Gold Trend	North-central Nevada is home to the Carlin Gold Trend, a northeast alignment of gold deposits, primarily in Paleozoic limey sediments, that is about 10 miles wide and 100 miles long. Carlin refers to a style of mineralization that is seen around the world.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council as amended.
Claim	Means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.
Colombian Alliance	On January 23, 2013, Miranda signed a strategic alliance agreement with Agnico (which superseded a non-binding letter of intent signed July 17, 2012) for precious metal exploration in Colombia (the “Colombian Alliance”). The Colombian Alliance calls for shared funding between Agnico and Miranda on a 70/30 ratio for a primary duration of three years. Agnico did not renew the Colombian Alliance, allowing it to lapse effective January 23, 2016.
Cortez Gold Trend	The Cortez Gold Trend is a west-northwest trending internal segment of the central portion of the Battle Mountain-Eureka Gold Trend. The Cortez Gold Trend is approximately 5 miles wide and 20 miles long.
Cretaceous	A period of geological time ranging from approximately 145 to 65 million years before present.
CSAMT	Controlled Source Audio-frequency Magnetotellurics is a commonly-used, surface-based, geophysical method which provides resistivity information of the subsurface.
Diamond Drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock that is recovered in long cylindrical sections.
Dike	A tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few inches to many tens of feet in thickness and may extend for several miles.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometer of the earth’s surface, in the temperature range of 50–200°C.
ExpoGold	ExpoGold Colombia S.A. is the former optionor of the Pavo Real and the Cajamarca projects in Colombia.
Fault	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.
Feasibility Study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.
Geochemical exploration	Exploration or prospecting methods depending on chemical analysis of the rocks or soil, or of soil gas or of plants.
Geological mapping	A means of producing graphical images in plan (a map) of the geology (rock and fault contacts and alteration for example).

7 | Page

Geophysics	Geological exploration or prospecting using the instruments and applying the methods of physics and engineering; exploration by observation of seismic or electrical phenomena or of the earth’s gravitational or magnetic fields or thermal distribution.
Gold Torrent	Gold Torrent Inc. is a corporation existing under the laws of the State of Nevada, and a party to a November 5, 2014, exploration agreement with Miranda regarding the formation of a joint venture on the Willow Creek project in Alaska.
Gravity highs	Gravity surveys measure the relative density of earth materials. Gravity highs are relatively high-density responses. In gravel-covered terrains gravity highs are inferred as relatively shallow rocks. Gravity lows in gravel-covered terrains are inferred as more deeply buried rocks.
Hectare	A square of 100 meters on each side, or 2.471 acres
Horst	An elongate block of up faulted rock
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
IAMGold	IAMGold Corporation is a Canada-based international gold producer. The company is engaged in the exploration, development, and production of mineral resource properties throughout the world. IAMGold trades on the Toronto Stock Exchange under the symbol “IMG” and on the New York Stock Exchange under the symbol “IAG”.
Igneous Rock	Rock which formed directly by crystallization from magma.
Indicated Mineral Resource	The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Intrusion	A general term for a body of igneous rock formed below the surface.
Intrusive	The process of, and rock formed by, intrusion.
Induced Polarization (“IP”)	A method of ground geophysical surveying employing an electrical current to determine certain rock characteristics indicative of or related to mineralization.
Low sulfidation

A name applied to gold deposits comprising banded quartz veins that are characterized by no clear association with an intrusive. Low (and high) sulfidation refers to the chemical state of fluids that produce these veins.

8 | Page

Magneto Telluric survey (“MT”)	A survey designed to test the basement depths, and prominent faults, the results of which guide drilling targets in pediment areas.
MAD I	Miranda Gold Colombia I Ltd. is the Company’s B.C. holding company that holds the Company’s share interests in MAD II, MAD III, MAD IV, and MAD V.
MAD II	Miranda Gold Colombia II Ltd. is a B.C. company with a Colombian branch that is the Company’s exploration arm in Colombia.
MAD III	Miranda Gold Colombia III Ltd. is a B.C. company, whose former branch was the optionee of the Company’s Pavo Real project in Colombia, until it was terminated. Previously, Red Eagle changed the name of MAD III to Rovira Mining Limited. However, the name was changed back to Miranda Gold Colombia III Ltd. in 2017.
MAD III SAS	Miranda Gold Colombia III S.A.S. is a Colombian “simplified stock corporation”, which was formed in July 2017. MAD III SAS is a subsidiary of MAD III.
MAD IV	Miranda Gold Colombia IV Ltd. is a B.C. company, formerly with a Colombian branch, that was the lessee of the Company’s Cajamarca project in Colombia, prior to its termination.
MAD IV SAS	Miranda Gold Colombia IV S.A.S. is a Colombian “simplified stock corporation”, which was formed in June 2018. MAD IV SAS is a subsidiary of MAD IV.
MAD V	Miranda Gold Colombia V Ltd. is a B.C. company organized to formerly hold a mineral property lease on the Cerro Oro project in Colombia, indirectly through a Colombian company called Riosucio Mineria S.A.S.
Mallama SAS	Minera Mallama SAS is a Colombian “simplified stock corporation”, which was purchased by Miranda on August 31, 2017, and is held by MAD III SAS. Mallama SAS holds the title to the Mallama project.
Measured Mineral Resource	The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mercury soil gas anomalies	Many gold deposits produce associated mercury gas. Mercury gas anomalies refer to mercury gas measurements of interest to gold exploration.
Mineral Reserve	The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

9 | Page

Mineral Resource	The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralization	A mineralized body or mineralization as defined by the Securities and Exchange Commission has been intersected by sufficient closely spaced drill holes and/or sampling to support the definition of sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
Mineralized deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support the definition of tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Montezuma	Montezuma Mines Inc. is a mineral exploration company. The Company formerly had an option agreement with Montezuma on the Red Canyon property, prior to its termination.
Navaho	Navaho Gold PTY Ltd. is a subsidiary of D’Aguilar Gold Limited an Australian listed mineral company. The Company had an option agreement with Navaho on the TAZ property.
Net Smelter Return (“NSR”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.
Nevada North	Nevada North Resources (USA) Inc. is a private company that was the lessor of the Coal Canyon and Red Hills properties, when the Company held them. Nevada North also now holds the Mustang property.
Newmont	Newmont Ventures Limited, a Delaware, USA corporation (via Newmont Colombia S.A.S ., a Colombian corporation), is now a JV partner on the Lyra project in Colombia. Previously, Newmont was a JV partner in Nevada.
NI 43-101	National Instrument 43-101 defines and regulates public disclosure in Canada for mineral projects and it relies on resource and reserve classification as defined by CIM.
NuLegacy	NuLegacy Gold Corporation a mineral exploration company listed on the TSX.V. The Company had an option agreement with NuLegacy on the Red Hill and Coal Canyon properties.
oz Au/t	Troy ounces of gold per short (also known as imperial) ton.
Option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor by exploring, developing, or producing from the optionor’s property.
Ounce (troy)	31.103 grams
Ore	Naturally occurring material from which minerals or metals of economic value can be extracted at a profit.

10 | Page

Oxide	Means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation is an important geologic process for the precious metals industry as it tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.
Ppb	Parts per billion.
Ppm	Parts per million. One (1) ppm equals one (1) gram per metric tonne.
Pathfinder	Trace elements, generally including arsenic, antimony, mercury, and thallium, associated with gold that may have a wider dispersion than gold and thus indirectly provide a vector (or a path) to gold ore.
Pediment	Gently inclined planate erosion surfaces carved in bedrock and generally veneered with fluvial gravels. They occur between mountain fronts and valleys or basin bottoms and commonly form extensive bedrock surfaces over which the erosion products from the retreating mountain fronts are transported to the basins.
Prism	Prism Resources Inc. is a junior exploration corporation listed on the TSX Venture Exchange (formerly on the NEX Board of the TSX-V). Its focus was on earning an interest in the Cerro Oro Project, prior to the termination of that agreement.
Qualified Person	The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.
Ramelius	Ramelius Resources Ltd. a company listed on the ASX. The Company had an option agreement with Ramelius on the Angel Wing property and the Big Blue property until they were terminated in fiscal 2012.
Range	Range Minerals Inc. is a private Alaskan corporation and was the lessor of the Ester Dome project.
RCC	Red Canyon Corporation, the lessor of the Red Canyon project.
RCP and RCP LLC	Red Canyon Project, formed as a Nevada limited liability company.
Red Eagle	Red Eagle Mining Corporation is a mineral exploration company listed on the TSX.V. Red Eagle was the Company’s partner in MAD III (Rovira) and MAD IV, prior to termination.
Resistivity survey	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Reverse-circulation or RC drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
Riosucio SAS	Riosucio Mineria S.A.S., is a Colombian corporation, which was held in trust by MAD V, and which also held the Cerro Oro project, prior to termination.
Royalty interest	Generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounces of gold produced. A common form of royalty interest is based on the net smelter return.
SA	Shareholder’s Agreement - an agreement that defines the funding and management of a private company. The Company had entered into SA’s with Red Eagle on MAD III (“Pavo Real”) and MAD IV (“Cajamarca”). The Company is party to an SA with Prism on MAD V (“Cerro Oro”).

11 | Page

Sample	A small amount of material that is supposed to be typical or representative of the object being sampled.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	The debris resulting from the weathering and breakup of pre-existing rocks.
Sedimentary rock	Rock formed by the process of erosion and deposition.
Shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.
Silicification	Alteration process involving the introduction of or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
SPA	Share Purchase Agreement - an agreement that defines the terms of purchase of shares of a private company.
Stockwork	A large number of cross-cutting veins and veinlets.
Strike	When used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.
Strike length	Means the longest horizontal dimension of a geologic feature such as an orebody or zone of mineralization.
Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 63 million years ago.
Teslin River	Teslin River Resources Corp. (formerly Queensgate Resources Corporation) – a former partner on the BPV, CONO and Coal Canyon properties. Queensgate merged with Teslin River Resources Corp. and was traded on the TSX.V. The Company owned 300,000 shares of Teslin as of August 31, 2012, until returning them to Teslin in November 2012, as part of the Mustang property purchase.
TSX.V	The TSX Venture Exchange
Ton	Short (also known as imperial) ton (2,000 pounds)
Tonne	Metric tonne (approximately 2,204.6 pounds)
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Vein	Generally, a fissure in the earth containing a body of minerals.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).
White Bear	White Bear Resources Ltd. and the Company had option agreements on the Iron Point and Angel Wing properties. The Company also owned 200,000 shares of White Bear, until they were sold in fiscal 2014.

12 | Page

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company’s future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

•	The Company’s strategies and objectives;
•	The Company’s interest and other expenses;
•	The Company’s tax position and the tax rates applicable to us;
•	Political unrest or instability in foreign countries and its impact on the Company’s foreign assets;
•	The timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company’s exploration development projects;
•	The Company’s estimates of the quantity and quality of the Company’s mineral reserves and resources;
•	The Company’s planned capital expenditures and the Company’s estimates of reclamation and other costs related to environmental protection;
•	The Company’s future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
•	The Company’s financial and operating objectives;
•	The Company’s exploration, environmental, health and safety initiatives;
•	The availability of qualified employees for the Company’s operations; and
•	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks that may affect the Company’s operating or capital plans;
•	Risks generally encountered in the development of mineral properties such as:

◦	unusual or unexpected geological formations,
◦	unanticipated metallurgical difficulties,
◦	ground control problems,
◦	adverse weather conditions, and
◦	process upsets and equipment malfunctions;

•	Risks associated with labor disturbances, and the unavailability of skilled labor;
•	Risks associated with market prices of the Company’s principal commodities which are cyclical and subject to substantial price fluctuations;
•	Risks created through competition for mining properties;
•	Risks associated with having little or no history of production;
•	Risks associated with mineral reserve and resource estimates;
•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
•	Risks associated with environmental compliance and changes in environmental legislation and regulation;
•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;
•	Risks associated with title claims and other title, license and permit risks;
•	Social and political risks associated with operations in foreign countries;
•	Risks of changes in tax or royalty laws or their interpretation;
•	Risks associated with tax reassessments and legal proceedings;
•	Risks associated with the loss of key personnel;

13 | Page

•	Risk related to indemnification of officers and directors;
•	Risks related to having limited financial resources;
•	Risk of dilution to present and prospective shareholdings;
•	Credit risk; and
•	Share price fluctuation risk.

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

14 | Page

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

15 | Page

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

In this Annual Report all currency refers to Canadian dollars (Cdn$) unless indicated otherwise.

The following table summarizes information pertaining to operations of Miranda for the last four fiscal years ended August 31.

For the Years Ended August 31:

	2018	2017	2016	2015
	$	$	$	$
Operating Revenue	Nil	Nil	Nil	Nil
Loss for the year	2,172,071	2,645,779	1,476,152	1,867,176
Loss per share: basic and diluted	(0.02)	(0.03)	(0.02)	(0.03)
Total assets	1,521,258	2,453,620	4,661,899	3,629,541
Total liabilities	90,360	268,033	122,155	300,739
Working capital	311,677	1,242,184	4,122,642	2,848,742
Net assets	1,430,898	2,185,587	4,539,744	3,328,802
Capital stock/share capital	32,202,273	31,280,144	31,148,478	29,676,003
Dividends per share	Nil	Nil	Nil	Nil
Weighted average number of shares outstanding	118,196,002	103,674,511	79,733,963	74,165,457

16 | Page

The following table sets out the average noon rates of exchange for the Canadian dollar for the years ended August 31, 2014 through to August 31, 2018.

U.S. Dollar/Canadian Dollar Average Exchange Rates for Five Most Recent Financial Years

Average
Noon rate
For the Year Ended August 31, 2018	1.277
For the Year Ended August 31, 2017	1.320
For the Year Ended August 31, 2016	1.327
For the Year Ended August 31, 2015	1.210
For the Year Ended August 31, 2014	1.078

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	June 2018	July 2018	August 2018	September 2018	October 2018	November 2018
High	1.3310	1.3255	1.3152	1.3188	1.3142	1.3302
Low	1.2913	1.3017	1.2917	1.2905	1.2803	1.3088

The value of the noon U.S. Dollar in relation to the Canadian Dollar was $1.3301 as of November 30, 2018.

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

17 | Page

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

18 | Page

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

19 | Page

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

20 | Page

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

21 | Page

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

22 | Page

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

The market price of Miranda’s common shares has ranged from a high of $0.06 and a low of $0.01 during the twelve-month period ended November 30, 2018. See “Market for Common Equity and Related Shareholder Matters”.

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

23 | Page

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

Miranda's registered and records office is located at #1200 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. The contact person is Rakesh Patel, Chief Financial Officer. The telephone number is +1 (604) 687-4747.

24 | Page

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

25 | Page

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

Fiscal year ended August 31, 2018 and subsequent, to November 30, 2018

On November 11, 2017, the Company signed a binding Letter of Agreement with Gold Torrent for the sale of its 14% diluted interest in AGT LLC. The closing date was to be the date on which Gold Torrent completed its listing on the Toronto Stock Venture Exchange. The Agreement was ultimately terminated.

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination included the unwinding of the trust agreement between the Company, the lessees, and the trustee.

On June 18, 2018, the Company announced it had signed an option agreement on the Cauca project - an advanced gold-copper project in the Miocene-age mineral belt of southern Colombia. The Cauca project is in the Cauca department, 47km south of the department capital Popayan - in the Almaguer Mining District - and consists of one title and one application, for a total land area of 1,808 hectares.

On June 21, 2018, the Company announced the acquisition of three new applications in the Middle Cauca Belt of Colombia. These will provide a regional-scale exploration play within a well-consolidated and strategic land position adjacent to advanced projects. The new applications cover important north-south fault strands of a larger regional structural corridor that localizes porphyry and epithermal gold districts within the Middle Cauca. These new or expanded applications add to Miranda’s Colombia portfolio and include: (a) the Lyra project that adjoins Continental Gold Inc.’s (TSX: CNL) Buriticá project; (b) an expansion of our Oribella project to adjoin Orosur Mining Inc.’s (TSX/AIM: OMI) Anza project and AngloGold Ashanti Limited’s (NYSE: AU) Nuevo Guintar project, and; (c) the Kuntur Project which adjoins AngloGold Ashanti’s Quebradona (Nuevo Chaquiro) District.

On June 26, 2018, the Company announced that Gold Torrent, Inc. was unable to complete its share financing required under the agreement with Cartesian Royalty Holdings. As a consequence of this, GTI and Alaska Gold Torrent, LLC are in default under the project finance arrangement with Cartesian Royalty Holdings, Cartesian Capital Group, and CRH Funding II Pte. Ltd. and will not receive development financing.

26 | Page

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

The Company’s exploration projects are located in Colombia – these include Antares, Argelia, Cauca, Kuntur, Lyra, Mallama, and Oribella.

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

MAD I holds the Company’s interests in Miranda Gold Colombia II Ltd., Miranda Gold Colombia III Ltd., Miranda Gold Colombia IV Ltd., and Miranda Gold Colombia V Ltd. all having been incorporated under the laws of the Province of British Columbia, Canada. The MAD II Branch Office was organized in Colombia as a “Sucursal Colombia” under a certificate issued by “Camara De Comercio De Bogota”. MAD III owns a Colombian subsidiary Miranda Gold Colombia III S.A.S., which owns a Colombian subsidiary Minera Mallama S.A.S. MAD IV owns a Colombian subsidiary Miranda Gold Colombia IV S.A.S.

27 | Page

Organization Chart as of November 30, 2018:

28 | Page

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

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in the notes of the audited consolidated financial statements for the year ended August 31, 2018.

As at November 30, 2018: the Antares project in Colombia is funded and being explored pursuant to an agreement with IAMGold. The Lyra project in Colombia is funded and being explored pursuant to an agreement with Newmont.

The Cerro Oro project in Colombia was being funded (100%) under an agreement with Prism until October 31, 2016, at which time Prism advised of its termination of the agreement.

Miranda is currently seeking funding partners for the Argelia, Cauca, Kuntur, Mallama, and Oribella projects in Colombia.

The Company, generally, has a minor role in designing or directing the exploration program on each project or the timing of the program - as this is typically up to the funding partner.

Where Miranda does conduct generative exploration programs, the Quality Assurance and Quality Control protocols for its generative exploration sample programs can be summarized as:

◦	Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in the USA or Colombia.

◦	All samples are analyzed for gold and up to 51 additional elements. Gold analyses procedures include fire assay fusion of a nominal 30 gram or aqua regia extraction from a nominal 25 gram pulverized sample weight. After fusion or extraction, gold abundance is determined by gravimetric, atomic absorption spectrometry or ICP (Inductively Coupled Plasma) with MS (Mass Spectrometry) or AES (Atomic Emission Spectrometry) techniques. The additional elements are determined on 15 to 50 gram sample weights by aqua regia extraction with ICP-MS or ICP-AES finishes. Rock and drill samples are prepared for analyses by crushing, splitting off and pulverizing 250 grams (85 percent passing a 75 micron, 200 mesh screen). Soil and stream sediments are sieved and analyzed on the portion passing a 180 micron (80 mesh) screen. Lower detection limit for gold is 0.001 ppm and variable for the additional elements. Gold values above 10 ppm are routinely re-assayed.

29 | Page

◦	A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30 ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Periodic duplicate samples are routinely collected and submitted for analyses from soil sample grids and reverse circulation drilling.

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

Joint Venture Agreement

On November 5, 2014, the Company signed a definitive agreement with GTI on its Willow Creek / Lucky Shot project in Alaska that superseded the letter of intent signed on August 6, 2014. Under the terms of the agreement, GTI would be the operator of the Alaska Gold Torrent, LLC joint venture; GTI will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda would have a 30% interest in the joint venture. Capital calls in excess of the Initial Capital are dilutive to any non-funding party.

On November 6, 2017, Gold Torrent presented a “capital cash call” to the Company, requesting the payment of approximately US$5.0m from Miranda. The Company chose to not fund this cash call, and instead allowed its interest in AGT LLC to be theoretically diluted. However, GTI also did not fund their share of this same cash call, and thus the dilution of Miranda has not occurred.

GTI was unable to complete its share financing required under the agreement with Cartesian Royalty Holdings. As a consequence of this, GTI and AGT LLC are in default under the project finance arrangement with Cartesian Royalty Holdings, Cartesian Capital Group, and CRH Funding II Pte. Ltd. and will not receive development financing.

Miranda maintains its installment purchase of the 3.3% NSR on the project, in anticipation of future production.

After discussions between Miranda and Cartesian, it was determined that the best course of action for Cartesian was to foreclose on the Deed of Trust, and to request that GTI and Miranda sign over their respective holdings in AGT LLC to satisfy the provisions of the Deed of Trust.

Pursuant to a Membership Transfer and Assignment Agreement, both GTI and Miranda have now transferred their respective ownership in AGT LLC to CRH Funding II Pte. Ltd. for the consideration of CRH Funding II Pte. Ltd. assuming all of the obligations of GTI and Miranda under the AGT LLC Operating Agreement and that each of the parties is released from all liability on such assumed obligations arising after the date of transfer, being June 13, 2018.

Miranda has agreed to continue to work with Cartesian on other scenarios in order to assist with bringing the Lucky Shot project to production.

Sale of AGT LLC to Gold Torrent - terminated

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with GTI for the sale of its diluted interest in AGT LLC. The closing date was to be the date on which GTI completed its listing on the Toronto Stock Venture Exchange – which did not occur. This LOI is now terminated.

30 | Page

The Renshaw Royalty

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

Effective March 1, 2018, the first ‘A’ Royalty contract consisting of US$145,000 in principal, was paid in full and is now fully-vested.

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

31 | Page

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

Property	Ownership / Owner	Nature of holding	No. of Claims	Serial Numbers	Option Agreement

Antares	ExpoGold Colombia SA / Miranda Gold Colombia	Applications	2	OG8-08042; OGN-11491	IAMGold
	Activos Mineros de Colombia SAS / Miranda Gold Colombia	Applications	11	OG2-095310; PKC-10311; PKO-08531; PKO-08533X PKO-08534X: PKO-08535X PKO-08536X: QDO-10291; QDO-10292X: PDO-08001; TJ3-08001
	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	8	OG2-084816; OG2-085116; QF9-08031; OL2-08011; QL7-13481: TBR-008001 TBR-14561: TBR-15011

Argelia	Bullet Holding Corp / Miranda Gold Colombia	Applications	3	KHP-08044X; KHP-08045X; KK6-08012X	Open

Cauca/Carboandes	Carboandes S.A. / Miranda Gold Colombia	Titles	1	HGI-08106X	Open
	Carboandes S.A. / Miranda Gold Colombia	Application	1	SEI-09391

Kuntur	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	8	TCL-08271; TCL-08291; TCL-08311; TCL-08351; TCL-08371; TCL-08411; TCL-08441; TCL-08481	Open

Lyra	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	14	SBL-10461; SBL-10592; SBL-11111; SBL-11221; SBL-11311; SBL-11461; TC9-08371; TC9-08401; TC9-08561; TC9-09001; TCC-08371; TCC-08401; TD4-10281; TEA-08001	Newmont

Mallama	Minera Mallama SAS / Miranda Gold Colombia	Titles	2	IKE-10371X IKE-10391X	Open

Oribella	IGTER S.A / Miranda Gold Colombia	Applications	1	B7647005	Open
	Miranda Gold Colombia II Ltd Sucursal Colombia	Applications	4	RJQ-08401; SI8-08001 SKK-08041; TC9---08351

32 | Page

The following is a location map of our properties in Colombia:

75°0'0"O
70°0'0"O
N
10°0'0"N
5°0'0"N
0°0'0"
LYRA
ANTARES
ORIBELLA
ARGELIA
KUNTUR
BOGOTA
CAUCA
MALLAMA
PASTO
Legend
Project Active
Deparments
CITY
0
240
480
Kilómetros
Coordinate System: WGS 1984 UTM Zone 18N

33 | Page

Antares, within the department of Antioquia, Colombia

Nature of interest and terms of acquisition

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property, with minimum operation payments due and a share issuance by the Company according to the Antares Option. Upon commencing commercial production (as defined in the agreement), the minimum option payments will cease and the payment of a 1.8% NSR royalty will commence.

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

34 | Page

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

Gridded soil sampling continued in 2018 from the area of the Santa Rita pit, northeast for six kilometers. Approximately 500 samples were collected using hand augers. The results show a continuous gold in soils anomaly greater than five kilometers long and approximately one kilometer wide. The Santa Rita pit anchors the south end of the gold in soil anomaly, and has values in the excavation to 32 meters at 1.2 g Au/t.

For perspective, the soil anomaly at Antares is roughly twice the size of the soil anomaly associated with the Gramalote discovery that now has two million ounces of gold in a Prefeasibility stage of evaluation.

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

Soil sampling extending from the Guaricu Pit provides drill targets, and a program will be designed when the relevant Applications are converted to Titles.

Large areas of high value gold sediment anomalies will receive reconnaissance and gridded soil sampling in order to generate other targets for drill testing.

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

35 | Page

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

36 | Page

Reconnaissance mapping indicates a structural corridor approximately 4 km in length hosts most of the more significant veins.

Exploration Plans

Miranda will continue with work related to “community license”. There is a strong sentiment in the community for a local mine to provide work. Miranda will hire some locals for cleaning adit walls, improving portal access, and channel sampling.

Miranda may work to legalize artisanal miners to demonstrate good will to local community economies that are partially supported by informal mining.

Cauca, within the department of Cauca, Colombia

Nature of interest and terms of acquisition

Miranda has signed a definitive option agreement to earn up to 100% of the Cauca Project, in three phases, as follows:

a)	To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of Effective Date	US$250,000	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (1) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1) may be extended up to 12-months with payment of US$500,000

Also included in the earn-in, is a commitment to core drill up to 12,000 meters, to be completed during the first earn-in period.

Subsequent to Miranda’s exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the “Base Royalty”) on any gold or gold equivalent ounces in excess of 1.0 million ounces produced from the property.

b)	To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

37 | Page

c)	To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment (“PEA”), with the cost borne entirely by Miranda.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase	Agreement as to the fair market value (“FMV”) of the Cauca project, within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.
Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project	Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (replacing the Base Royalty), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Miranda’s Maiden NI 43-101 Technical Report, or Miranda’s Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the “Resource Bonus”). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

Funding partner agreements

Miranda is currently seeking a joint venture partner for Cauca.

Location and means of access to the property

The newly acquired Cauca project is an advanced gold-silver-copper project in the Miocene-age mineral belt of southern Colombia. The Cauca project is in the Cauca department, 47km south of the department capital Popayan - in the Almaguer Mining District - and consists of one title and one application, for a total land area of 1,808 hectares. The Miocene Mineral Belt containing Cauca extends from Colombia into Ecuador, and is characterized by numerous well-known districts and discoveries including Solgold’s Cascabel Project less than 40km from the Colombia border. Cauca is within one of the least explored terrains in Colombia.

History of previous operations and previous operators on the property

The concession has several exploration targets - the most studied being the La Custodia. Other exploration targets similar to La Custodia include La Esperanza and El Limón - both with porphyry-gold-copper combined with epithermal-type mineralization. The Hueco Hondo prospect is 3.8km from La Custodia - and midway between La Custodia and La Esperanza – and is characterized chiefly by parallel epithermal veins that show reconnaissance channel sample values up to 127 g Au/t. The Hueco Hondo target is important in that it may illustrate the prevalent orientation of veins, including the orientation of potentially under-sampled veins in the La Custodia zone. Hueco Hondo consists of multiple parallel high-grade veins without a porphyry component, further supporting a persistent epithermal overprint.

38 | Page

Several gold-arsenic soil anomalies occur across a significant part of the 1,808 hectare property - but only two anomalies have been drilled to date. Drilling in one of these soil anomalies resulted in the identification of the La Custodia deposit. Open soil anomalies occur between La Custodia and Hueco Hondo, east of La Custodia, and north, south and east of La Esperanza, which is seven kilometers north of La Custodia. Several high level stream sediment anomalies have not been followed up with prospecting or soil grids.

Drilling in La Custodia and other targets (62 core holes for 22,047m total) on the project shows gold-copper porphyry mineralization with a persistent overprint of epithermal gold and carbonate-gold-base metal veins. Carboandes produced an internal resource estimate from the La Custodia deposit of 700,000 ounces at 0.66 g Au/t; but Miranda believes vertical epithermal veins are significantly under-sampled by wide-spaced drilling, and a more accurate representation of higher-grade veins in the deposit may provide a higher estimated resource grade.

Of particular interest to Miranda in the La Custodia deposit, are local intercepts containing epithermal mineralization that range from 2m at 28.4 g Au/t (2 g Ag/t) up to 2m at 1,095 g Au/t (257g Ag/t) superposed on lower-grade porphyry-style veinlets. Miranda has determined that core intercepts over 1 g Au/t consistently show high-angle epithermal veins sub-parallel to core, cross-cutting porphyry-style veins. It is likely that numerous untested veins or vein extensions occur between the current drill-holes that are spaced at an average of 100m to 200m.

Cauca Historic Internal Valuation Studies:

Carboandes discovered the La Custodia in 2010, and produced a project technical report. They have conducted internal studies in support of resource estimations, preliminary economic evaluations, metallurgy, and mining studies. The internal resource estimate of the La Custodia - completed and internally reported in 2015 – provided a resource of 700,000 ounces gold at 0.66 g Au/t. Within this resource, using a plus-0.3 g Au/t cut-off, a three-dimensional “grade-shell” was modeled and used for a trial pit optimization. Internal to the pit, the gold-grade shell contains estimates of 307,450 ounces of gold, 1,323,000 ounces of silver, and 80,897,000 pounds of copper from a volume of 34 million tons of mineralized material - at prices significantly below current prevailing prices. Additional plus-0.3 g Au/t grade shells occur both below and adjacent to the pit shell. The vendor’s internal metallurgical work shows a 95% gravimetric recovery of gold in the oxide zone and an 85% recovery of gold; 80% recovery of copper; and 60% recovery of silver combining gravity with flotation, in the sulfide zone.

The optimization utilized very preliminary assumptions for mining costs for an open-pit blast, shovel, and truck operation with a production rate of 5,000 tons per day. A simple inverse distance-squared isometric projection appropriate to generally uniformly distributed mineralization, with cumulative frequency grade capping was used to model grades. The optimization used metal prices of $850 per ounce gold, $15.80 ounce silver, and $2.05 per pound copper and recovery by gravimetric and conventional flotation milling. Recoveries were estimated from multiple bench-scale and larger tests performed by independent labs. The Carboandes internal report refers to all of its estimated resource as “inferred” but this should be considered a general term and not completed in accordance with CIM definitions of mineral resource categories.

No other resource estimates pre- or post-date the 2015 estimate, and a qualified person has not done enough work to verify or classify this historical resource estimate as current mineral resources or reserves. Therefore, Miranda is not treating the information as a current mineral resource or reserve. The internal work was conducted using professional internal company standards and is considered reliable for its level of detail, but Miranda has not independently reviewed and substantiated the work - Miranda is using the internal Carbonandes work only to provide an estimate of exploration potential and as rationale to continue exploration. An independent qualified person will need to perform their own grade and resource modeling after additional drilling - and will do its own cost estimations and studies before preparing and filing an independent NI 4-101 technical report to support the mineral resource.  Most important will be an accurate measurement and projection of higher grade epithermal-associated gold.

Importantly, Carboandes’ internal pit design is contained within a small area of only 14 hectares of the total 1,808 hectare project area. The project is near the Pan-American Highway and secondary paved roads, the national power grid, and an airport. Topographic, elevation, social, and environmental aspects of the Project are favorable for exploration and development.

39 | Page

The Agreement provides Miranda a 60-day due diligence period before it becomes fully effective. The due diligence concludes on or before August 13, 2018.

Work completed on the Cauca project is summarized in the following table:

	La Custodia	La Esperanza	El Limon	Total
Stream sediments	9	16	2	27
Soil samples	800	1,051	166	2,017
Rock chip samples	110	58	85	253
Channel samples	763	251	57	1,071
Thin-section samples	91	70	19	180
Pima samples	952	513	-	1,465
Core drilling samples	9,555	3,896	-	13,451
Screened Au samples	205	18	-	223
Cyanide leach samples	53	18	-	71

Significant drill intercepts are provided in the following table from the La Custodia zone. Only intercepts greater than 0.5 g Au/t are shown. Values over 1 g Au/t consistently show some amount of epithermal quartz or quartz-carbonate veins, generally sub-parallel to core and thus are probably near vertical.

Miranda believes that closer-spaced, and properly angled holes with respect to vein trend, will better delineate the continuity and thickness of sub-vertical, higher gold grade epithermal veins that we believe are presently under-sampled on a volume weighted basis in the current La Custodia drill pattern and the internal resource estimate.

HOLE	From (m)	To (m)	Interval (m)**	Average (Au g/t)
DHHU007	216	254	38	0.68
DHHU004	230	288	58	0.60
DHHU008	3.3	32	28.7	1.38
	69.6	92	22.4	0.71
DHHU008A	161	181.35	20.35	0.54
DHLC002	20	80.86	60.86	0.52
	123.5	144	20.5	0.52
	152.45	161.6	9.15	0.61
	272	291	19	1.47
	347	357	10	0.72
	399	408	9	2.61
	414.2	447.61	33.41	2.18
DHLC003	154.9	177.8	22.9	0.63
	193	199	6	0.82
	335.4	343.5	8.1	0.75
	418.65	428.2	9.55	0.74
DHLC004	8	24	16	0.61
	88.8	96.1	7.3	0.96
	116.4	121.7	5.3	0.68
	344	353.8	9.8	0.94
	369	381.3	12.3	0.68
	408.8	416.5	7.7	0.84

40 | Page

HOLE	From (m)	To (m)	Interval (m)**	Average (Au g/t)
DHLC006	29.8	75	45.2	0.97
	104	125.9	21.9	0.81
	461.4	479.8	18.4	0.73
	484.5	491.37	6.87	1.44
	513	530.25	17.25	0.86
DHLC007	47.9	51.8	3.9	0.85
DHLC008	105	139.46	34.46	1.3
	143.5	165.6	22.1	1.02
	375	388.65	13.65	1.09
DHLC009A	144	153.5	9.5	0.71
	292	297.45	5.45	0.74

**	True thicknesses cannot be accurately estimated at this time, but generally, due to the nature of the deposit, drill thicknesses are thought to be close to true thicknesses.

Rock formations and mineralization

Structural controls and porphyry-emplacement are related to fault and fracture systems of the Cauca-Romeral Mega-structure or Suture zone. The predominant lithologies are continental sediments intruded by hypabyssal diorite and quartz-diorite porphyry. Alteration is external propylitic to phyllic to internal potassic in the core of the intrusives. Epithermal veins trend predominantly northwest and secondarily northeast and have phyllic and potassic selvages. The La Custodia is a gold-copper porphyry deposit with a persistent low-sulfidation epithermal overprint, including gold-silver quartz veins, veinlets and stockwork, and quartz-carbonate veins with base metals and gold.

The epithermal mineralization shows classic dark ginguro texture and abundant fine-to-coarse free gold. Fluid inclusion studies show temperatures of vein formation at 400 to 500°C for Type A and Type B porphyry-style veins, and 150°C for epithermal veins, indicating specific stages for vein formation. Porphyry mineralization was probably followed by carbonate-gold-base metal veins, and then low-temperature gold - silver veins.

Exploration work completed by Miranda and its funding partners on the property

Miranda performed a validation of the block model, resulting in minor differences that can be explained by block size, and grade projection methods.

Importantly in Miranda’s work a grade distribution analysis tool identified eight probable vein traces with the same trend for veins determined by work with maps and sections.

Miranda has also identified 86 epithermal vein intercepts in historic drill hole logging and some core review. Correcting for azimuth and dip of intercepts with respect to inferred vein trends suggests an average true thickness for veins of approximately 0.783 meters. The weighted average grade for 35 intercepts greater than 3 g Au/t is 7.83 g Au/t. Miranda infers that these 35 intercepts represent twelve or more distinct veins, and that there are twenty to thirty individual epithermal veins intercepted in the drilling.

Miranda determines that is likely a correct modeling of epithermal veins will make a significant contribution to the resource, and increase the grade of the current resource. Currently no epithermal veins are modeled in the resource, and it is likely that doing so will result in a high quality, attractive deposit at Cauca.

Exploration Plans

Miranda will continue to conduct analysis to model the epithermal veins, so that they can be fully represented and contribute volumes on higher grade material to the block model. 3D modeling will continue both a geologic model and a grade block model.

Miranda will use the vein model and also high value contours of the block model to cut eight to ten trenches so that veins can be mapped and sampled.

41 | Page

This key information will be used to design a drill program for definition of vein geometries and ultimately a resource estimate at least in the core of the deposit.

Kuntur, within the department of Antioquia, Colombia (Middle Cauca Belt)

Nature of interest and terms of acquisition

The newly-acquired Kuntur project totals 47,664 hectares and directly adjoins the Quebradona District on the northwest and southeast. Kuntur shows the prevalent north and west-northwest fault framework that the copper-gold footprint of AngloGold Ashanti Limited’s (NYSE: AU) Quebradona (Nuevo Chaquiro) District coincides with, on a deposit scale. Both AngloGold Ashanti’s Quebradona district and Miranda’s Kuntur project occur where strong northwest fault systems span the distance between the major north-south Mistrato and Romeral Fault Systems - the regional faults that bound this part of the Middle Cauca Mineral Belt. Miranda will soon begin reconnaissance prospecting and stream sediment sampling on Kuntur.

Funding partner agreements

Miranda is currently seeking a joint venture partner for Kuntur.

Location and means of access to the property

Kuntur is about four hours drive south of Medellin.

History of previous operations and previous operators on the property

Known work includes limited stream sediment sampling by Ingeominas, the Colombian National Geologic Agency.

Rock formations and mineralization

Kuntur comprises continental and oceanic metamorphic sediments, and younger tuffs and other volcanic rocks and Miocene age porphyry intrusive bodies. It lays between the Romeral and Mistrato Fault systems where they are inflected by a northwest structural zone.

Kuntur is adjacent to Anglo Ashanti Gold’s Nuevo Chaquiro Copper Gold porphyry which now is in prefeasibility for block caving - an approximate 20 million ounce gold equivalent ore body that grades over 1% copper equivalent.

Exploration work completed by Miranda and its funding partners on the property

Miranda had completed limited data acquisition, and geologic maps to identify intrusive bodies which would provide target areas.

42 | Page

Exploration Plans

Reconnaissance stream sediment sampling and prospecting will also be conducted.

Lyra, within the department of Antioquia, Colombia (Middle Cauca Belt)

Nature of interest and terms of acquisition

The Lyra project comprises 52,482 hectares and directly adjoins Continental Gold Inc.’s (TSX: CNL) Buriticá project, covering more than 25km of the Tonusco Fault that extends south from the Buriticá vein system. Data compiled by the Instituto Colombiano de Geología y Minería (“Ingeominas”) shows 50 of 61 samples on Lyra are non-detectable to 0.3 g Au/t - while 11 samples are greater than 0.3 g Au/t - with 6 of those 11 samples greater than 10 g Au/t. Those higher-grade samples likely reflect sampled veins, but detailed data was not provided by Ingeominas. Current Miranda reconnaissance shows five areas on Lyra where mapped colluvium indicates the presence of porphyritic intrusives. The Ingeominas samples are historic and have not been confirmed by Miranda, but are considered reliable and may indicate anomalous areas and the location of possible veins.

Funding partner agreements

Lyra is optioned to Newmont Mining Corporation.

Miranda will operate a prospecting program funded by Newmont on Lyra totaling US$600,000 over 18 months or less - this is an obligation - unless the applications are converted to concession contracts before the end of 18 months. Conversion of all applications to concession contracts will trigger a decision by Newmont as to whether they want to earn into the project - although Newmont may elect to terminate the Agreement at any time.

Upon successful conversion of the Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project.

Upon successful completion of the Initial Earn-In, Newmont and Miranda shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Miranda shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years.

Location and means of access to the property

Lyra is in the Department of Antioquia, 120km northwest of Medellín, and a two hour drive from the city.

History of previous operations and previous operators on the property

Lyra has had a reasonable amount of study and sampling programs by Ingeominas, the Colombian National Geologic Agency, most recently extensive stream sediment surveys, and geologic studies reported in 2005.

Vein mining on a small scale has been conducted formally and informally on the project.

Rock formations and mineralization

Lyra includes continental and oceanic metamorphic sediments of Paleozoic age, and Miocene and Eocene porphyry intrusives. The major structural feature of the project is the Tonusco Fault which extends 25 kilometers through the central part of the project, extending from the Buritica vein system, where it appears to be a primary control to mineralization.

There are numerous large and high value stream sediment gold anomalous basins or catchment areas, especially on the north of the property near Buritica, but also on central and southern Lyra.

43 | Page

At least two areas of veins are reported as prospects by Ingeominas, and locally, veins are being mined on a small scale by artisans.

Exploration work completed by Miranda and its funding partners on the property

Miranda has compiled data available from several sources in order to prioritize areas for prospecting, acquired topographic maps and cultural data in digital format. Newmont acquired digital satellite digital elevation models for producing high resolution imagery. This data has been spliced to create a complete map of project and also to window out areas of cloud cover.

Exploration Plans

Miranda will conduct a BLEG survey according to the protocols provided by Newmont, prospecting and reconnaissance mapping, and soil grids in follow up to BLEG anomalies. Over 400 BLEG samples will be required to detect anomalous catchment areas related to stream sediment samples.

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

44 | Page

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

Additional preliminary work by Miranda shows significant mineralization in the Bombona Zone where systematic sampling in an area of sublevel production shows 15 samples with a weighted average grade of 23.2 g Au/t and 182.3 g Ag/t, over an average of 0.69m vein width. Soil sampling conducted by JICA shows that the Bombona Zone correlates well with gold anomalies in soils, and eight or more parallel veins can be inferred adjacent the Bombona vein. Aligned artisanal workings suggest the Bombona Zone extends for up to 4 km in length.

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

45 | Page

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

Oribella, within the department of Antioquia, Colombia (Middle Cauca Belt)

Nature of interest and terms of acquisition

On May 13, 2014, the Company acquired the original Oribella project, in the Antioquia Department of Colombia. This new project was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”). The Oribella project comprises one exploration license and one application. Of the first-year acquisition costs of $62,715 incurred in the year ended August 31, 2014, 70% was recovered from Agnico ($43,901) according to the Amended Alliance Agreement.

During the fiscal year ended August 31, 2015, an additional $57,579 was spent on acquisition costs, and 70% of this ($40,305) was recovered from Agnico according to the Amended Alliance Agreement. No further acquisition costs have been incurred to date.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$53,000) when the property is registered with the ANM as a contract. If the application was converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date, but this obligation has expired. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

The original Oribella project comprised approximately 10,700 hectares including and one application on which the technical study is complete and the canon is paid. Oribella has been expanded contiguously to where the project now adjoins Orosur Mining Inc.’s (TSX/AIM: OMI) Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies. Oribella was expanded to the northwest where it is now within 3km of AngloGold Ashanti’s Nuevo Guintar project - where low grade epithermal mineralization is reported in two drill-holes (source: AngloGold Q3-2017, “Exploration Update”).

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

46 | Page

Miranda is currently seeking a joint venture partner for Oribella.

Location and means of access to the property

The Oribella project is located in the Middle Cauca Belt of Colombia, and adjoins Orosur Mining Inc.’s (TSX/AIM: OMI) Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies. Oribella was expanded to the northwest where it is now within 3km of AngloGold Ashanti’s Nuevo Guintar project - where low grade epithermal mineralization is reported in two drill-holes (source: AngloGold Q3-2017, “Exploration Update”).Oribella falls within the Western Cordillera close to the convergence of regional structures that reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east.

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

Rock formations and mineralization

Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested an area of high-sulfidation epithermal Au-Cu mineralization. The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusions that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite mineralization and clays associated with anomalous grades of gold and copper. This alteration is consistent with an epithermal style of gold mineralization.

Oribella captures strands of the Tonusco and Mulatos Fault and contains a gold-in-soil anomaly produced by Miranda with dimensions of approximately 500m by 250m - the anomaly is open in two directions. Limited hand trenching within the soil anomaly shows 11m @ 1.1 g Au/t in outcrop. This mineralization extends to the limits of the short trench. Copper and gold values are somewhat offset from each other, but taken together define an anomaly 800m wide by 500m - centered on an andesite porphyry stock and related breccia bodies at a major fault inflection. Oribella gold mineralization is interpreted as predominantly epithermal replacement of tuff and sedimentary rocks, but copper values and magnetic intrusive breccias suggest the epithermal mineralization may be associated with porphyry-style mineralization. Locally, vegetation anomalies correlate with strong hematite alteration in road cuts.

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

47 | Page

Exploration Plans

Miranda will expand the soil grid in order to define the extent of existing anomaly and also determine if other anomalies occur.

COLOMBIA PROJECTS DROPPED:

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

48 | Page

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at August 31, 2018.

Results of Operations for the year ended August 31, 2018, 2017 and 2016

The Company incurred a loss of $2,172,071 (2017 - $2,645,779; 2016 - $1,476,152) and a comprehensive loss of $2,217,208 for the year ended August 31, 2018 (2017 - $2,619,291; 2016 - $1,435,358).

Expenses for the year ending August 31, 2018 were $1,979,777 (2017 = $2,647,232; 2016 - $1,339,464).

49 | Page

Significant or noteworthy expenditure differences between the three years include:

	--- For the year ended ---
	August 31,	August 31,	August 31,
	2018	2017	2016
	$	$	$
Loss for the year	2,172,071	2,645,779	1,476,152
Exploration and evaluation expenditures	1,116,373	1,405,130	962,151

	Fiscal 2016 expenditures were lower because of the Company’s exit from Nevada and the decision to slow spending in Colombia to conserve cash.

Exploration and evaluation expenditure (recoveries)	( - )	( -)	(438,180)

	Trending decrease in recoveries is due to the lack of joint venture partners that fund expenditures and the lack of an exploration alliance in Colombia.

Investor relations	98,659	154,867	53,733

	Increase in fiscal 2017 due to engagement of Palisade Global Investments ($96,000) and the German Mining Network ($28,000), to assist with our equity placements and our exposure to European markets.

Office rent, telephone, secretarial, and sundry	43,364	43,463	70,055

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Stock-based compensation	-	133,468	92,225

	There were no options granted in fiscal 2018. Otherwise, annual variability is due to the method of calculating this line item – the Black-Scholes option pricing model uses the Company share price as a significant input, along with the number of options granted.

Travel and business promotion	26,051	24,585	55,681

	Trending decrease is due to the Company’s continued efforts to curtail discretionary spending in order to preserve the limited treasury.

Wages and benefits	160,005	413,379	333,427

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

50 | Page

B. Liquidity and Capital Resources

Miranda’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

During the August 31, 2018, fiscal year, the Company closed a non-brokered private placement of 27,512,500 units at a price of $0.055 per unit, for gross proceeds of $1,513,187, of which $55,000 was for settlement of accounts payable to a related party. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until March 9, 2022. The proceeds of the financing of $1,513,187 were allocated on a relative fair value basis as $972,797 to common shares and $540,390 as to warrants. Cash share issue costs pursuant to this private placement were an additional $50,668. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 2.02%; an expected volatility of 101.3%; an expected life of 4 years; and an expected dividend of zero.

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

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31, 2018 $	May 31, 2018 $	Feb 28, 2018 $	Nov 30, 2017 $	Aug 31, 2017 $	May 31, 2017 $	Feb 28, 2017 $	Nov 30, 2016 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(386,743)	(745,969)	(706,220)	(333,139)	(938,441)	(638,180)	(644,090)	(425,068)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)

Miranda began the fourth quarter of the 2018 fiscal year with cash of $623,437.   During the three months ended August 31, 2018, the Company expended $324,948 on operating activities, expended $100,855 on investing activities, and expended $nil on financing activities; and experienced a positive effect of $2,780 from foreign exchange on cash, to end on August 31, 2018, with $200,414 in cash.

51 | Page

Miranda began the 2018 fiscal year with cash of $1,243,911.   During the year ended August 31, 2018, the Company expended $2,288,131 on operating activities, expended $180,923 on investing activities, and received $1,407,519 on financing activities; and experienced a positive effect of $18,038 from foreign exchange on cash to end on August 31, 2018, with $200,414 in cash.

As at November 30, 2018, there were 4,160,000 stock options outstanding pursuant to the Plan, none of which were “in-the-money” (TSX.V closing price November 30, 2018, was $0.015). In addition, as at November 30, 2018, there were 56,653,055 share purchase warrants outstanding, none of which were “in-the-money”.

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding as at August 31, 2018	132,517,577	56,653,055	4,682,500
Stock options expired – October 16, 2018	-	-	(522,500)
Outstanding as at November 30, 2018	132,517,577	56,653,055	4,160,000

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

52 | Page

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Miranda as at August 31, 2018:

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

53 | Page

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists, as of August 31, 2018, the names of the directors and senior management of Miranda. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders, or until their resignation.

Name	Title	Date First Elected/Appointed
Joseph Hebert	Director, President and CEO	January 28, 2016, President and CEO; December 8, 2003 as VP Exploration and as a Director on January 21, 2014.
James Cragg (1), (2)	Director	December 13, 2004
Kevin Nishi (1,) (2)	Director	February 16, 2015
John Anderson (1)	Director	August 8, 2017
Len Goldsmith (3)	Chief Financial Officer and Corporate Secretary	October 17, 2013, CFO; March 8, 2016, Corporate Secretary

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Resigned Oct 31, 2018

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

54 | Page

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

Len Goldsmith

Mr. Len Goldsmith is the President & Chief Executive Officer of Goldnor Global Management Inc., a private company providing management services to clients in Canada and abroad. He joined Miranda as its controller on September 22, 2010; was named Chief Financial Officer on October 17, 2013; and was appointed the Corporate Secretary on March 8, 2016. He is a member of the Chartered Professional Accountants (CPA) of British Columbia and Canada, upon the unification of the Canadian legacy accounting bodies including the Canadian Certified General Accountants Association of B.C. and Canada, of which Mr. Goldsmith was a member, since 1991. Mr. Goldsmith is also a designated fellow of the Association of Chartered Certified Accountants (“FCCA”) based in the United Kingdom, and obtained his IFRS Certification (“CertIFR”) from the ACCA in 2009. Mr. Goldsmith’s experience as an accountant has been broad and it has taken him in and out of the mining industry over his +30 year career - including a post as accountant for Hudson Bay Mining & Smelting in Flin Flon, Manitoba (Trout Lake Copper Mine and the Namew Lake Nickel Mine); accountant for Peace River Coal (Anglo American PLC) in Vancouver; assistant controller for North American Tungsten in Vancouver; as CFO for a coal beneficiation company in Turkey; and as CFO for a private gold exploration company, also in Turkey. Mr. Goldsmith resigned as CFO of Miranda on October 31, 2018.

B. Compensation

Miranda pays to each director, who is not an employee, member of management, or a consultant to Miranda, an annual fee for their services as a director of Miranda, and additional fees for chairing committees. In the fiscal year ended August 31, 2018, Miranda paid $223,483 in director fees (2017: 42,216; 2016: $40,248). Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Miranda does, from time to time, grant options to purchase common shares to the directors.

The following table sets out details of incentive stock options granted by Miranda to the non-executive directors during the fiscal year ended August 31, 2018.

Name	Date of Grant	Options Granted	Exercise Price	Expiry date
James F. Cragg	n/a	n/a	n/a	n/a
Kevin Nishi	n/a	n/a	n/a	n/a
John Anderson	n/a	n/a	n/a	n/a

With effect from September 1, 2014, the independent directors are paid an annual fee of US$12,000 with the chair of the audit committee being paid an additional US$4,000 a year and the chair of the compensation committee being paid an additional US$2,000 a year.

55 | Page

The following table is a summary of the compensation paid to Miranda’s senior management in the most recently completed financial year ended August 31, 2018.

Summary Compensation

Name and principal position	Fiscal year ended August 31	Base salary	Health insurance and other fringe benefits	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Joseph Hebert (1) President & CEO	2018	$ 256,476	$ 67,390	Nil	Nil	Nil
Len Goldsmith (2) Chief Financial Officer, Corporate Secretary	2018	Nil	Nil	$ 205,000	Nil	Nil
Kenneth D. Cunningham (3) Former Chairman	2018	Nil	$ 16,755	Nil	Nil	Nil

(1)	During the financial year ended August 31, 2018, Mr. Hebert was paid US$200,786 (2017 – US$177,269; 2016 - US$162,240), the approximate Canadian dollar equivalent of $256,476 using an average exchange rate for the current financial year of 1.2773 (2017 – 1.3204; 2016 – 1.3273). See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)	During the financial year ended August 31, 2018, consulting fees are paid to Goldnor Global Management Inc., a company owned by Len Goldsmith. Goldnor was paid consulting fees of $205,000 for the provision of both the Chief Financial Officer and Corporate Secretary functions.

(3)	During the financial year ended August 31, 2018, Mr. Cunningham was paid US$NIL salary (2017 – US$49,500; 2016 - US$119,929), the approximate Canadian dollar equivalent of $NIL using an average exchange rate for the current financial year of 1.2773 (2017 – 1.3204; 2016 – 1.3273).

Joseph Hebert, the President and Chief Executive Officer for Miranda, entered into an amended and restated employment agreement (the “Hebert Agreement”) with Miranda on January 28, 2016, pursuant to which Mr. Hebert agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary of US$188,000, plus health and fringe benefits of approximately US$65,000 per year. Mr. Hebert’s employment pursuant to the Hebert Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Hebert Agreement. Miranda may terminate the Hebert Agreement for cause, as more particularly set out in the Hebert Agreement, or at any time without cause by payment to Mr. Hebert equal to two times his annual salary plus one times his annual benefits, based on the annual salary and benefits pursuant to the Hebert Agreement at the time of termination, and all wages and benefits owing to Mr. Hebert up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Hebert Agreement). Mr. Hebert may terminate the Hebert Agreement on 60-days’ written notice to Miranda if: (i) Miranda makes a material adverse change in the salary, duties, or responsibilities assigned to Mr. Hebert pursuant to the Hebert Agreement; or (ii) a “change in control” (as defined in the Hebert Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Hebert the Severance Package. Mr. Hebert may terminate the Hebert Agreement at any time without cause on 60-days’ written notice to Miranda, with all remaining salary and benefits ceasing on that effective date.

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

56 | Page

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

57 | Page

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

Audit committee members

For the fiscal year ended August 31, 2018, the Audit Committee of the Board of Miranda is comprised of Messrs. Kevin Nishi (Chair), James Cragg, and John Anderson. All of the members are considered independent. All of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

Kevin Nishi is a Chartered Professional Accountant (CPA) and is a Certified Business Valuator (CBV). Mr. Nishi is also considered a financial expert.

58 | Page

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

For the fiscal year ended August 31, 2018, the Compensation Committee of the Board of Miranda included Messrs. James Cragg (Chair) and Kevin Nishi. Both members are considered “independent” as that term is defined in applicable securities legislation.

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

D. Employees

As of August 31, 2018, there is one full time employee in the USA and ten full time employees in Colombia. Mr. Len Goldsmith, the Chief Financial Officer and Corporate Secretary, is retained pursuant to the Goldnor Agreement.

E. Share Ownership

The following table sets forth, as of November 30, 2018, the number of Miranda’s common shares beneficially owned by the directors and members of senior management of Miranda, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

59 | Page

Directors and Senior Management Share Ownership as at November 30, 2018

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class *
Joseph Hebert	Common	13,649,000	9.49
James F. Cragg	Common	2,379,494	1.65
Kevin Nishi	Common	2,522,222	1.75
John Anderson	Common	2,000,000	1.39
Rakesh Patel	Common	-	-
TOTAL	Common	20,550,716	14.28

*	Based on 132,517,577 common shares outstanding, and assuming all of the options and warrants (11,316,111 as a group) held by directors and officers as at November 30, 2018, were exercised.

•	Joseph Hebert owns 6,044,000 common shares; 5,755,000 warrants; and holds a total of 1,850,000 stock options with exercise prices and expiry dates as shown in the table below;
•	James Cragg owns 1,079,494 common shares; 1,000,000 warrants; and holds a total of 300,000 stock options with exercise prices and expiry dates as shown in the table below;
•	Kevin Nishi owns 1,111,111 common shares; 1,111,111 warrants; and holds a total of 300,000 stock options with exercise prices and expiry dates as shown in the table below, and
•	John Anderson owns 1,000,000 common shares and 1,000,000 warrants with exercise prices and expiry dates as shown in the table below.

As of November 30, 2018, the directors and officers held as a group, directly or indirectly, an aggregate of 9,234,605 common shares; 8,866,111 warrants; and 2,450,000 stock options.

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

60 | Page

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

The names and titles of the Directors and Executive Officers of Miranda to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of November 30, 2018, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Stock Options Outstanding as at November 30, 2018:

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Joe Hebert	Director, Senior Officer	250,000 600,000 1,000,000	0.145 0.120 0.090	September 3, 2019 January 28, 2021 January 25, 2022
James F. Cragg	Director	100,000 100,000 100,000	0.145 0.120 0.090	September 3, 2019 January 28, 2021 January 25, 2022
Kevin Nishi	Director	100,000 100,000 100,000	0.145 0.120 0.090	February 16, 2020 January 28, 2021 January 25, 2022
John Anderson	Director	-	n/a	n/a
Rakesh Patel	Senior Officer	-	n/a	n/a

Total Officers / Directors (5 persons) = 2,450,000 at November 30, 2018

Grand total Officers / Directors / Employees = 4,160,000 at November 30, 2018

61 | Page

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of the directors and senior officers of Miranda the following shareholders of Miranda who own directly or indirectly, or exercises control or direction over, shares carrying more than 5% of Miranda’s common shares are:

•	Mr. Cirilo Karaian, held sole voting and dispositive power over 7,519,500 common shares of Miranda representing 5.67%

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

Miranda’s registered shareholder list for Miranda’s common shares, dated February 28, 2018, showed 3,155 registered shareholders and 105,005,077 shares outstanding of which 1,687 of these registered shareholders were US residents including one that is a depository for US residents, so that US residents own 43,818,989 common shares representing 41.7% of the issued and outstanding shares of Miranda.

B. Related Party Transactions

During the year ended August 31, 2018, 2017, and 2016, the Company:

a)	paid $nil (2017 – nil; 2016 - $95,084) to Golden Oak Corporate Services Ltd., a company controlled by a former common officer pursuant to a contract for consulting fees;

b)	paid $205,000 (2017 - $137,500; 2016 - $37,500) to Goldnor Global Management Inc. a company controlled by a common officer pursuant to a contract for consulting fees; and

c)	paid fees to independent directors of $223,483 (2017 - $42,216; 2016 - $40,248).

At August 31, 2018, an amount of $16,729 for fees and/or expenses owed to directors and officers are included in accounts payable and accrued liabilities (Aug. 31, 2017 - $189,926; Aug. 31, 2016 - $25,462). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2018 fiscal year which have materially affected or will materially affect Miranda in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Miranda as Miranda could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

62 | Page

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

B. Significant Changes

No significant changes have occurred since the date of Miranda’s most recent audited financial statements, August 31, 2018, other than disclosed in this Annual Report on Form 20-F, items represented in Note 18 to the financial statements, and property update activities as reported in Note 10 to the financial statements for the year ended August 31, 2018.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Miranda’s common shares trade on the TSX.V under the trading symbol “MAD” and CUSIP # 604673103.

The following table lists the annual high and low market sales prices on the TSX.V for the five most recent full financial years.

TSX.V Stock Trading Activity, sales prices

For the Fiscal Year ended	High $	Low $
August, 2018	0.075	0.020
August, 2017	0.170	0.065
August, 2016	0.180	0.055
August, 2015	0.150	0.070
August, 2014	0.210	0.110
August, 2013	0.340	0.125

63 | Page

The following table lists the volume of trading and high, low and maximum closing sales prices on the TSX.V for shares of Miranda’s common stock for the last eight fiscal quarters.

TSX.V Stock Trading Activity, sales by quarter

For the three month period ended	Volume	High $	Low $	Maximum Close $
Nov 30/18	8,416,192	0.015	0.010	0.015
Aug 30/18	19,724,920	0.045	0.200	0.045
May 31/18	3,211,187	0.055	0.040	0.055
Feb 28/18	4,266,205	0.060	0.045	0.060
Nov 30/17	3,838,226	0.075	0.050	0.075
Aug 31/17	4,568,234	0.090	0.070	0.085
May 31/17	5,590,043	0.105	0.075	0.105
Feb 28/17	8,163,304	0.110	0.065	0.110

The following table lists the high and low sales prices on the TSX.V for shares of Miranda’s common stock for the most recent six months.

TSX.V Stock Trading Activity, sales prices by month

Period ended	High $	Low $
Nov-18	0.015	0.010
Oct-18	0.020	0.010
Sep-18	0.025	0.015
Aug-18	0.045	0.025
Jul-18	0.035	0.020
Jun-18	0.045	0.030

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Miranda’s shares fluctuated during fiscal 2018, from a low of $0.02 to a high of $0.075; and for the most recent six months from a low of $0.010 to a high of $0.045. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Miranda’s share price and volume will not occur.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

64 | Page

C. Markets

Miranda shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
TSX Venture Exchange	MAD
OTC Bulletin Board	MRDDF
Frankfurt Stock Exchange	MRG
Berlin Stock Exchange	MRG

D. Selling Shareholders

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

65 | Page

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

66 | Page

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

67 | Page

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

68 | Page

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

69 | Page

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

70 | Page

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

71 | Page

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

H. Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the accounting office of Miranda, which is located at 580 Hornby Street, suite 510, Vancouver, BC V6C 3B6, during normal business hours. All of the documents referred to above are in English.

Miranda is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

72 | Page

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2018, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

73 | Page

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2018. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2018, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

74 | Page

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended August 31, 2018, 2017 and 2016, Davidson & Company LLP, Chartered Professional Accountants, (“Davidson”) served as Miranda’s auditor.

The chart below sets forth the total amount paid or accrued by Miranda to Davidson for services performed in the fiscal years 2018, 2017, and 2016; and breaks down these amounts by category of service.

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

The fees for auditor services paid or accrued to Davidson in each of the last three fiscal years for audit and non-audit related services are as follows:

Principal Accountant Fees and Services	Fiscal Year ended August 31, 2018 $	Fiscal Year ended August 31, 2017 $	Fiscal Year ended August 31, 2016 $
Audit Fees	32,000	37,500	45,900
Tax Fees	2,500	4,500	4,950
All Other Fees	-	-	-
TOTAL	34,500	42,000	50,850

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services, and other services provided by Davidson. Any services provided by Davidson that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services, and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2018, 2017, and 2016, fees paid to Davidson were approved pursuant to the de minimus exception for tax services.

75 | Page

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

76 | Page

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

This annual report on Form 20-F includes the following financial statements of Miranda:

a)	Auditor’s Report, dated December 11, 2018;

b)	Consolidated Statements of Financial Position as of August 31, 2018, and August 31, 2017;

c)	Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2018, August 31, 2017, and August 31, 2016;

d)	Consolidated Statements of Cash Flows for the years ended August 31, 2018, August 31, 2017, and August 31, 2016;

e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended August 31, 2018, August 31, 2017, and August 31, 2016; and

f)	Notes to Consolidated Financial Statements for the years ended August 31, 2018, August 31, 2017, and August 31, 2016.

77 | Page

ITEM 19 EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
1.1	Transition Application and Notice of Articles effective September 22, 2005(2)
1.2	Notice of Alteration filed September 22, 2005(2)
1.3	Articles(1)
1.4	Code of Conduct (3)
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; (4)
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)

(1)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed January 21, 2005
(2)	Previously filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed March 15, 2006
(3)	filed with the Securities and Exchange Commission as an Exhibit to the Form 20-F filed December 24, 2008
(4)	Filed as an exhibit to this annual report on Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRANDA GOLD CORP.

By: “Joseph P. Hebert”

Joseph P. Hebert, President, and Chief Executive officer

Date: December 11, 2018

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

79 | Page

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended August 31, 2018, 2017 and 2016

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Miranda Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Miranda Gold Corp. (the “Entity”), which comprise the consolidated statements of financial position as of August 31, 2018 and 2017, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended August 31, 2018, 2017, and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at August 31, 2018 and 2017 and its financial performance and its cash flows for the years ended August 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Entity is dependent on its ability to raise additional financing for the substantial capital expenditures required to achieve planned principal operations. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Entity’s ability to continue as a going concern.

Basis for Opinion

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity’s auditor since 2010.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Professional Accountants

December 11, 2018

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian dollars)

		August 31,	August 31,
	Note	2018	2017

ASSETS
Current
Cash	5	$200,414	$1,243,911
Amounts receivable	6	3,849	4,166
Investments and marketable securities	7	10,505	220,040
Advances and prepaid expenses	8	187,269	42,100
		402,037	1,510,217

Equipment	9	42,116	49,388
Exploration and evaluation assets	10	1,077,105	894,015

		$1,521,258	$2,453,620

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$90,360	$268,033

Shareholders’ Equity
Share capital	12	32,202,273	31,280,144
Stock-based reserve		7,006,899	7,006,899
Warrant reserves		5,696,054	5,155,664
Accumulated other comprehensive loss		(83,460)	(38,323)
Deficit		(43,390,868)	(41,218,797)
		1,430,898	2,185,587

		$1,521,258	$2,453,620

Nature of operations and going concern	1
Subsequent events	18

Approved for issue by the Board of Directors on December 11, 2018. They are signed on the Company’s behalf by:

“Joseph P. Hebert”	“Kevin Nishi”
Joseph P. Hebert, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(Stated in Canadian dollars)

	Year Ended August 31,
	Note	2018	2017	2016

Expenses
Consulting fees	13	$205,100	$137,500	$133,772
Depreciation	14,590	19,782	28,002
Directors’ fees	13	223,483	42,216	40,248
Exploration and evaluation expenditures	10	1,116,373	1,405,130	962,151
Exploration and evaluation expenditure recoveries	10	(-)	(-)	(438,180)
Foreign exchange		(33,237)	94,002	(128,008)
Insurance		25,237	29,113	29,491
Investor relations		98,659	154,867	53,733
Office, rent, telephone, sundry		43,364	43,463	70,055
Professional fees		67,012	114,959	70,106
Stock-based compensation	12,13	—	133,468	92,225
Travel and promotion		26,051	24,585	55,681
Transfer agent, filing and regulatory		33,140	34,768	36,761
Wages and benefits	13	160,005	413,379	333,427
		(1,979,777)	(2,647,232)	(1,339,464)

Interest income		222	1,453	2,231
Loss on sale of equipment		(579)	(-)	(2,075)
Loss on sale of investments	4, 7	(191,604)	(-)	(-)
Loss on sale of marketable securities	4, 7	(333)	(-)	(5,554)
Write-off of exploration and evaluation assets	10	(-)	(-)	(131,290)
		(192,294)	1,453	(136,688)
Loss for the year		(2,172,071)	(2,645,779)	(1,476,152)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value	7	(21,000)	(8,000)	32,000
Marketable securities, reclassified to profit or loss		333	—	33,792
Foreign currency translation differences for foreign operations		(24,470)	34,488	(24,998)
Comprehensive loss for the year		$(2,217,208)	$(2,619,291)	$(1,435,358)
Basic and diluted loss per share		$(0.02)	$(0.03)	$(0.02)

Weighted average number of shares outstanding		118,196,002	103,674,511	79,733,963

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian dollars)

	Year ended August 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,172,071)	$(2,645,779)	$(1,476,152)

Items not involving cash:
Depreciation	14,590	19,782	28,002
Unrealized foreign exchange (gain) loss	(55,641)	81,288	(15,461)
Write-off of exploration and evaluation assets	—	—	131,290
Stock-based compensation	—	133,468	92,225
Loss on disposal of equipment	579	—	2,075
Loss on sale of investments	191,604	—	—
Loss on sale of marketable securities	333	—	5,554

Changes in non-cash working capital balances:
Amounts receivable	317	407	33,764
Advances and prepaid expenses	(145,169)	110,124	(64,171)
Accounts payable and accrued liabilities	(122,673)	145,878	(178,584)
	(2,288,131)	(2,154,832)	(1,441,458)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(173,955)	(618,414)	(289,442)
Exploration and evaluation asset recoveries	—	—	172,154
Proceeds from sale of equipment	—	—	17,420
Proceeds from sale of marketable securities	495	—	142,238
Equipment purchases	(7,463)	(1,809)	(1,681)
	(180,923)	(620,223)	40,689

CASH FLOWS FROM FINANCING ACTIVITIES
Share units issued	1,458,187	—	2,622,650
Share issue costs	(50,668)	(1,164)	(68,575)
	1,407,519	(1,164)	2,554,075
Effect of foreign exchange on cash	18,038	(27,870)	(6,397)
Change in cash during the year	(1,043,497)	(2,804,089)	1,146,909
Cash, beginning of year	1,243,911	4,048,000	2,901,091
Cash, end of year	$200,414	$1,243,911	$4,048,000

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in Canadian dollars)

	Year ended August 31,
	2018	2017	2016

Share capital:
Balance, beginning of the year	$31,280,144	$31,148,478	$29,676,003
Issuance of common shares	972,797	132,830	1,541,050
Share issue costs	(50,668)	(1,164)	(68,575)
Balance, end of the year	32,202,273	31,280,144	31,148,478

Reserves:
Stock-based:
Balance, beginning of the year	7,006,899	6,873,431	6,781,206
Stock-based compensation	—	133,468	92,225
Balance, end of the year	7,006,899	7,006,899	6,873,431

Warrants:
Balance, beginning of the year	5,155,664	5,155,664	4,074,064
Issuance of warrants	540,390	—	1,081,600
Balance, end of the year	5,696,054	5,155,664	5,155,664

Deficit:
Balance, beginning of the year	(41,218,797)	(38,573,018)	(37,096,866)
Loss for the year	(2,172,071)	(2,645,779)	(1,476,152)
Balance, end of the year	(43,390,868)	(41,218,797)	(38,573,018)

Accumulated other comprehensive income (loss):
Marketable securities fair value reserve:
Balance, beginning of the year	13,600	21,600	(44,192)
Net change in fair value of marketable securities	(21,000)	(8,000)	32,000
Marketable securities reclassified to profit or loss	333	(-)	33,792
Balance, end of the year	(7,067)	13,600	21,600

Foreign currency translation adjustment:
Balance, beginning of the year	(51,923)	(86,411)	(61,413)
Change for the year	(24,470)	34,488	(24,998)
Balance, end of the year	(76,393)	(51,923)	(86,411)
Total accumulated other comprehensive income (loss)	(83,460)	(38,323)	(64,811)
Total shareholders’ equity	$1,430,898	$2,185,587	$4,539,744
Number of common shares outstanding:
Balance, beginning of the year	105,005,077	103,380,807	74,240,252
Shares issued during year	27,512,500	1,624,270	29,140,555
Number of common shares outstanding	132,517,577	105,005,077	103,380,807

The accompanying notes form an integral part of these consolidated financial statements

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

1	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”). The corporate registered and records office is located at #1200 – 750 West Pender Street, Vancouver, BC V6C 2T8. The Company is engaged in the identification, acquisition, exploration, and development of exploration and evaluation assets in Colombia. These consolidated financial statements of the Company for all years presented, comprise the Company and its subsidiaries (Note 3). The Company is considered to be in the exploration stage, as it has not placed any of its exploration and evaluation assets into production.

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

2	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on the IFRS issued and outstanding as at August 31, 2018.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

2	BASIS OF PRESENTATION (continued)

c)	Functional and presentation currency

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

Going concern presentation

Management has determined that the going concern presentation of the consolidated financial statements as discussed in Note 1,which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, is appropriate.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

2	BASIS OF PRESENTATION (continued)

d)	Use of estimates and judgments(continued)

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

3	SIGNIFICANT ACCOUNTING POLICIES

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

Name of subsidiary	Place of incorporation	Ownership interest	Principal activity
Miranda Gold U.S.A., Inc.	State of Nevada	100%	Mineral exploration company
Miranda Gold Colombia I Ltd. (“MAD I”)	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd. (“MAD II”)	Province of British Columbia, with branch office in Colombia	100%	Mineral exploration company
Miranda Gold Colombia III Ltd. (“MAD III”)	Province of British Columbia	100%	Holding company
Miranda Gold Colombia III S.A.S. (“MAD III SAS”)	Republic of Colombia	100%	Holding company
Minera Mallama S.A.S. (“Mallama SAS”)	Republic of Colombia	100%	Mineral Exploration Company
Miranda Gold Colombia IV Ltd. (“MAD IV”)	Province of British Columbia	100%	Mineral exploration company
Miranda Gold Colombia IV S.A.S. (“MAD IV SAS”)	Republic of Colombia	100%	Holding company
Miranda Gold Colombia V Ltd. (“MAD V”)	Province of British Columbia	100%	Holding Company

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

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

The Company has no material restoration, rehabilitation and environmental obligations as all environmental disturbances to date have been minimal.

Impairment

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.The Company has not recorded any provisions for any of the financial years presented.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve months or those that are expected to be settled after twelve months from the end of the reporting period; which are classified as non-current assets. Assets in this category include amounts receivable and advances.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv)	Impairment of financial assets (continued)

Objective evidence of impairment could include the following:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or
•	It has become probable that the borrower will enter bankruptcy or financial reorganization.

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

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Accumulated other comprehensive income or loss

Accumulated other comprehensive income or loss (“AOCI”) consists of certain unrealized gains or losses and other reclassifications. The Company’s consolidated financial statements include a consolidated Statement of Loss and Comprehensive Loss, which includes the components of comprehensive income or loss.

For the Company, AOCI is comprised of unrealized gains or losses on available for sale financial assets, and foreign currency translation differences for foreign operations - both of which are presented within the shareholders’ equity section of the consolidated statement of financial position.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of August 31, 2018, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the financial statements of the Company.

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

New standard IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. The Company currently does not have revenue and consequently this standard will not impact the Company.

New standard IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16, Leases which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL;held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’sfinancial instruments are classified into the following categories:

		August 31,	August 31,
Financial Instrument	Category	2018	2017

Cash	FVTPL	$200,414	$1,243,911
Amounts receivable	Loans and receivables	3,849	4,166
Marketable securities	Available-for-sale	10,505	32,000
Investments	Available-for-sale	—	188,040
Advances	Loans and receivables	3,004	473
Accounts payable and accrued liabilities	Other liabilities	90,360	268,033

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

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1 inputs.

Fair value of cash, investments and marketable securities at August 31, 2018:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2018
	Level 1	Level 2	Level 3
Cash	$200,414	$—	$—	$200,414
Marketable securities	10,505	—	—	10,505
	$210,919	$—	$—	$210,919

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT(continued)

Fair value of cash, investments and marketable securities at August 31, 2017

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2017
	Level 1	Level 2	Level 3
Cash	$1,243,911	$—	$—	$1,243,911
Investments	—	—	188,040	188,040
Marketable securities	32,000	—	—	32,000
	$1,275,911	$—	$188,040	$1,463,951

During the year ended August 31, 2018:

a)	The Company, along with Gold Torrent, Inc. (“GTI”),pledged their respective shares of Alaska Gold Torrent, LLC (“AGT LLC”) to secure financing for the Lucky Shot project. The lender ultimately foreclosed on the Deed of Trust, and requested that GTI and Miranda sign over their respective holdings in AGT LLC to satisfy the provisions of the Deed of Trust. Miranda recorded a loss on sale of investments of $191,604; and

b)	The Company sold 9,000 shares of Prism for cash proceeds of $495 and recorded a realized loss on sale of marketable securities of $333.

During the year ended August 31, 2017:

a)	The Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities.

During the year ended August 31, 2016:

a)	The Company sold 400,000 shares of Red Eagle Mining Corp. (“Red Eagle”) for net proceeds of $142,238, incurring a loss on sale of marketable securities of $5,554.

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and other receivables. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days. The Company is exposed to liquidity risk.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT(continued)

Risk management (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in Canada and the United States, and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management does not hedge its foreign exchange risk. At August 31, 2018, one Canadian dollar was equal to $0.766 US dollars and 2,336 Colombian Pesos.

Balances are as follows as at August 31, 2018:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	63,790	134,381,305	140,792
Amounts receivable	—	3,728,352	1,596
Advances and deposits	—	7,019,941	3,004
	63,790	145,129,598	145,392
Accounts payable and accrued liabilities	(22,517)	(36,691,078)	(45,099)
Net monetary assets	41,273	108,438,520	100,293

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $10,300 in the year.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

5.	CASH

	As at August 31, 2018	As at August 31, 2017
Canadian dollar denominated deposits	$59,622	$397,772
US dollar denominated deposits	83,278	812,862
Colombian Peso denominated deposits	57,514	33,277

Total	$200,414	$1,243,911

6.	AMOUNTS RECEIVABLE

	As at August 31, 2018	As at August 31, 2017
Amounts due from the Government of Canada pursuant to GST input tax credits	$2,253	$2,580
Other amounts receivable	1,596	1,586

Total	$3,849	$4,166

7.	INVESTMENTS and MARKETABLE SECURITIES

At August 31, 2018, the Company had the following investments and marketable securities:

			August 31, 2017	August 31, 2018
Available-for-sale Securities	Number of Shares Aug 31, 2018	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)	Fair Value at August 31, 2018
Publicly traded companies:
Prism Resources Inc.
(“Prism”)	191,000	$17,572	$12,988	$(20,055)	$(7,067)	$10,505
Privately held companies:
Alaska Gold Torrent, LLC	—	—	—	—	—	—
Total		$17,572	$12,988	$(20,055)	$(7,067)	$10,505

During the year ended August 31, 2018, the Company sold 9,000 shares of Prism for cash proceeds of $495 and recorded a realized loss on sale of marketable securities of $333.

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with GTI for the sale of its diluted 14% share of AGT LLC. The closing date (“Closing Date”) was to be the date on which GTI completed its listing on the Toronto Stock Venture Exchange –which never occurred – thus the LOI expired on May 1, 2018.

During the year ended August 31, 2018, the Company along with GTI, pledged their respective shares of AGT LLC to secure financing for the Lucky Shot project. The lender ultimately foreclosed on the Deed of Trust, and requested that GTI and Miranda sign over their respective holdings in AGT LLC to satisfy the provisions of the Deed of Trust. Miranda recorded a loss on transfer of investments of $191,604 (Note 10(a)).

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

7.	INVESTMENTS and MARKETABLE SECURITIES (continued)

At August 31, 2017, the Company had the following investments and marketable securities:

			August 31, 2016	August 31, 2017
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the year ended	Accumulated unrealized holding gains (losses)	Fair Value at August 31, 2017
Publicly traded companies:
Prism Resources Inc.
(“Prism”)	200,000	$18,400	$21,600	$(8,000)	$13,600	$32,000
Privately held companies:
Alaska Gold Torrent, LLC	300	188,040	—	—	—	188,040
		$206,440	$21,600	$(8,000)	$13,600	$220,040

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities at cost (Note 10(a)).

8.	ADVANCES AND PREPAID EXPENSES

	As at August 31, 2018	As at August 31, 2017
Advances held by employees and suppliers in Colombia	$3,004	$473
	3,004	473
Prepaid expenses in Canada	184,265	41,627
Total	$187,269	$42,100

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United states			Colombia
	Computer	Computer	Furniture	Field	Computer	Field
	Equipment	Equipment	& Fixtures	Equipment	Equipment	Equipment	TOTAL
Cost:
Balance at August 31, 2016	$1,391	$76,647	$10,455	$54,809	$88,905	$66,486	$298,693
Assets acquired	—	—	—	—	1,809	—	1,809
Assets disposed of	—	—	—	—	—	—	—
Foreign exchange adjustments	—	(3,389)	(462)	(2,424)	—	—	(6,275)
Balance at August 31, 2017	1,391	73,258	9,993	52,385	90,714	66,486	294,227
Assets acquired	—	2,959	—	1,047	3,457	—	7,463
Assets disposed of	(1,391)	—	—	—	—	—	(1,391)
Foreign exchange adjustments	—	3,023	413	2,165	—	—	5,601
Balance at August 31, 2018	$—	$79,240	$10,406	$55,597	$94,171	$66,486	$305,900

Accumulated depreciation:
Balance at August 31, 2016	$564	$74,646	$8,248	$41,323	$73,591	$32,403	$230,775
Depreciation	248	605	445	3,395	4,865	10,224	19,782
Assets disposed of	—	—	—	—	—	—	—
Foreign exchange adjustments	—	(3,331)	(387)	(2,000)	—	—	(5,718)
Balance at August 31, 2017	812	71,920	8,306	42,718	78,456	42,627	244,839
Depreciation	—	625	344	2,526	3,939	7,156	14,590
Assets disposed of	(812)	—	—	—	—	—	(812)
Foreign exchange adjustments	—	2,991	351	1,825	—	—	5,167
Balance at August 31, 2018	$—	$75,536	$9,001	$47,069	$82,395	$49,783	$263,784

Carrying amounts:
August 31, 2017	$579	$1,338	$1,687	$9,667	$12,258	$23,859	$49,388
August 31, 2018	$—	$3,704	$1,405	$8,528	$11,776	$16,703	$42,116

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

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

Exploration and evaluation assets deferred to the statements of financial position at August 31, 2018 and 2017 are as follows:

	August 31, 2017	Additions	Recoveries	Transfer to investments	Effect of movement in exchange rates	August 31, 2018

Alaska:
Renshaw Royalty	$194,562	$106,619	$—	$—	$9,135	$310,316

Colombia:
Antares	99,909	13,078	—	—	—	112,987
Argelia	265,240	—	—	—	—	265,240
Cauca	—	7,664	—	—	—	7,664
Kuntur	—	20,438	—	—	—	20,438
Lyra	—	20,676	—	—	—	20,676
Mallama	298,216	—	—	—	—	298,216
Oribella	36,088	5,480	—	—	—	41,568
	699,453	67,336	—	—	—	766,789
	$894,015	$173,955	$—	$—	$9,135	$1,077,105

	August 31, 2016	Additions	Recoveries	Transfer to investment (Note 7)	Effect of movement in exchange rates	August 31, 2017

Alaska:
Willow Creek	$196,740	$—	$—	$(188,040)	$(8,700)	$—
Renshaw Royalty	93,327	110,908	—	—	(9,673)	194,562
	290,067	110,908	—	(188,040)	(18,373)	194,562

Colombia:
Argelia	—	265,240	—	—	—	265,240
Antares	23,029	76,880	—	—	—	99,909
Cerro Oro	—	—	—	—	—	—
Mallama	—	298,216	—	—	—	298,216
Oribella	36,088	—	—	—	—	36,088
	59,117	640,336	—	—	—	699,453
	$349,184	$751,244	$—	$(188,040)	$(18,373)	$894,015

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the consolidated statements of loss and comprehensive loss for the years ended August 31, 2018, 2017, and 2016 are as follows:

	August 31, 2018			August 31, 2017			August 31, 2016
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures
Alaska:
Willow Creek	$447	$—	$447	$69,325	$—	$69,325	$47,830	$—	$47,830

Other North America:
General exploration	11,524	—	11,524	44,895	—	44,895	—	—	—

Colombia:
Alliance expenditures	—	—	—	—	—	—	244,404	(171,083)	73,321
Antares	89,347	—	89,347	—	—	—	—	—	—
Argelia	96,241	—	96,241	—	—	—	—	—	—
Cauca	117,324	—	117,324	—	—	—	—	—	—
Cerro Oro	52,080	—	52,080	105,043	—	105,043	267,097	(267,097)	—
Kuntur	13,170	—	13,170	—	—	—	—	—	—
Lyra	63,498	—	63,498	—	—	—	—	—	—
Mallama	234,491	—	234,491	58,313	—	58,313	—	—	—
Oribella	133,969	—	133,969	—	—	—	—	—	—
General exploration	304,282	—	304,282	1,127,554	—	1,127,554	402,820	—	402,820
	1,104,402	—	1,104,402	1,290,910	—	1,290,910	914,321	(438,180)	476,141
TOTAL	$1,116,373	$—	$1,116,373	$1,405,130	$—	$1,405,130	$962,151	$(438,180)	$523,971

ALASKA:

a)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consisted of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease required minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property was subject to various NSR’s to various holders, the amounts of which were dependent on the price of gold, however, in aggregate would not exceed 5.8% - subject to the purchase of the 3.3% Renshaw Royalty (see below).

Minimum payment
Lease Due Dates	to Less or
(in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 to January 15, 2017 (paid)	550,000
January 15, 2018 and each year thereafter for the term of the lease (now terminated)	150,000

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska (continued)

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with GTI.GTI completed the initial earn-in obligation prescribed under the Agreement, and entered into a mining joint venture agreement (“Mining Venture Agreement”),contemporaneously forming AGT LLC, an Alaska limited liability company during fiscal 2017. The initial ownership of AGT LLC was 70% GTI and 30% Miranda.

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

Effective May 15, 2018, GTI did not complete the required transactions contemplated under their amended agreements with CRH Funding II Pte. Ltd. (“CRH Funding”) and CRH Mezzanine Pte. Ltd (“CRH Mezzanine”), collectively referred to as “CRH”, and GTI and AGT LLC have now defaulted on these agreements and the Deed of Trust.

CRH has foreclosed on the Deed of Trust. Pursuant to a Membership Transfer and Assignment Agreement between the parties, both GTI and Miranda have now transferred their respective ownership in AGT LLC to CRH for the consideration of CRH assuming all of the obligations of GTI and Miranda under the AGT LLC Operating Agreement and that each of the parties is released from all liability on such assumed obligations arising after the date of transfer, being June 30, 2018. Miranda recorded a loss on disposal of this investment of $191,604.

b)	Renshaw Royalty purchase

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

Effective March 1, 2018, the first ‘A’ Royalty contract consisting of US$145,000 in principal,was paid in full and is now fully-vested.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

b)	Renshaw Royalty purchase (continued)

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are consistent with those of the ‘A’ Royalty.

As at August 31, 2018, the Company has paid $310,316, including interest, (August 31, 2017 – $194,562) towards the purchase of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

COLOMBIA

c)	Colombia – Antares Project

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

The Company must meet the following schedule to maintain the option:

Antares Option Due Dates	Minimum operation payments payable (in US dollars)	Common shares to be issued to AMC
October 9, 2015 (paid)	$60,000	—
October 9, 2016 (paid)	60,000	—
Upon registration of the Mining Concession Contract for the Antares property (payable 30-days subsequent)	70,000	—
Upon the first anniversary of the registration of the
Mining Concession Contract (“Registration Date”)	80,000	150,000
Upon the second anniversary of the Registration Date	90,000	—
Upon the third anniversary of the Registration Date	100,000	—
Upon the fourth anniversary of the Registration Date	120,000	—
Upon the fifth anniversary of the Registration Date	120,000	—
Upon the sixth anniversary of the Registration Date, and for each successive anniversary	150,000	—

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

c)	Colombia – Antares Project (continued)

Further, to maintain the Antares Option, a schedule of work commitment expenditures must be made, beginning within the first two years following the Registration Date as follows:

Antares Option Work Commitment Due Dates	Minimum exploration expenditures (in US dollars)	Cumulative exploration expenditures (in US dollars)
Within the first two years of the Registration Date	$200,000	$200,000
During the third year following the Registration Date	200,000	400,000
During the fourth year following the Registration Date	300,000	700,000
During the fifth year following the Registration Date	300,000	1,000,000
During the sixth year following the Registration Date	500,000	1,500,000
During the seventh year following the Registration Date	500,000	2,000,000

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

IAMGold has incurred US$100,000 in expenditures during the calendar year 2017 and has maintained the right to enter into the option - which shall begin on the later of January 1, 2018, or such other date on which the mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGold elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

d)	Colombia – Argelia Project

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

The terms of the Argelia Option require that Miranda make the following series of payments and a share issuance – all conditional on the occurrence of the following events:

Event	Issuance of Mirada shares	Payment amount
US$
By June 22, 2017 (paid)	—	100,000
Upon TSXV approval of the issuance of 1,624,270 Miranda shares (issued)	1,624,270	—
Upon conversion of the applications to titles	—	100,000
Upon receipt of approval for forestry subtraction – or – Miranda making drill applications for any of the titles	—	100,000
Upon receipt of drill permits	—	100,000
Upon announcement of an NI 43-101 resource of >500,000 oz/au total in all categories (M+I+I)	—	250,000
One year from the announcement of an NI 43-101 resource of >500,000 oz/au	—	250,000

A residual net profits interest (“NPI”) of 4% - or – an NSR of 1.5% - whichever is greater - will be payable to the vendor, until US$6,000,000 has been paid - at which time an NSR of 1.5% will be payable for the life of the mine.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

e)	Colombia – Cauca Project

On June 18, 2018, the Company executed an option agreement to acquire Poliandes S.A.S. (“Poliandes”), a Colombian company with pending applications on the Cauca project - an advanced gold-copper project in the Almaguer Mining District of southern Colombia, which consists of one title and one application.

The option agreement, to earn up to 100% of the Cauca Project through the acquisition of further interest in Poliandes, in three phases, is as follows:

i)	To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of Effective Date	US$250,000	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (1) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1)	may be extended up to 12-months with payment of US$500,000

Also included in the earn-in, is a commitment to core drill up to 12,000 meters, to be completed during the first earn-in period.

Subsequent to Miranda’s exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the “Base Royalty”) on any gold or gold equivalent ounces in excess of one million ounces produced from the property.

ii)	To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

e)	Colombia – Cauca Project (continued)

iii)	To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment (“PEA”), with the cost borne entirely by Miranda.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase	Agreement as to the total fair market value of the Cauca project(“FMV”), within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.
Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project	Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (replacing the Base Royalty), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Miranda’s Maiden NI 43-101 Technical Report, or Miranda’s Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the “Resource Bonus”). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

f)	Colombia – Cerro Oro Project

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination included the unwinding of the trust agreement between the Company, the lessees, and the trustee.In May 2018, the Company refunded $40,000 to Prism for drilling program credits made by Prism in fiscal 2017.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION AND EVALUATION ASSETS (continued)

g)	Colombia – Kuntur Project

The Company has applied to the Agencia Nacional de Mineria (“ANM”), for several separate titles comprising the Kuntur project located in the Quebradona (Nuevo Chaquiro) District in Colombia. Miranda paid approximately $20,300 for these applications and is currently seeking conversion to titles.

h)	Colombia – Lyra Project

The Company has applied to the ANM, for several separate titles comprising the Lyra project located in the Department of Antioquia, Colombia.Miranda paid approximately $20,500 for these applications and is currently seeking conversion to titles.

On July 31, 2018, the Company signed an option agreement (the “Agreement”) that allows Newmont Mining Corporation (“Newmont”) to earn up to a 70% interest in Miranda’s Lyra Project.

Miranda will operate a prospecting program funded by Newmont on Lyra totaling US$600,000 over 18 months or less, unless the applications are converted to concession contracts before the end of 18 months. Conversion of all applications to concession contracts will trigger a decision by Newmont as to whether they want to earn into the project - although Newmont may elect to terminate the Agreement at any time.

Upon successful conversion of the Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project (the “Initial Earn-In”).

Upon successful completion of the Initial Earn-In, Newmont and Miranda shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Miranda shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years.

i)	Colombia – Mallama Project

On August 31, 2017, Miranda completed the acquisition of the Mallama project (“Mallama”) by an outright purchase of 100% of the shares of the Colombian simplified share company, Minera Mallama S.A.S. (“Mallama SAS”).

During the fiscal year ended August 31, 2017, Miranda paid a total of $298,216 in outstanding fees due to ANM prior to the final effective date of the purchase. Upon receipt of suitable drill permits on Mallama, without any future time constraint, Miranda is required to make an additional payment of US$200,000 to the former shareholders of Mallama SAS. An NSR of four percent (4%) will be payable to the former shareholders, with a minimum of US$1,000,000 payable within three years of the commencement of commercial production, capped at US$4,000,000 over the life of the mine.

There are no minimum work commitments or any other milestones on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

j)	Colombia – Oribella Project

On May 13, 2014, the Company acquired the Oribellaproject, in the Antioquia Department of Colombia, through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”).The Oribella project comprises one exploration license and one application. Miranda has subsequently expanded the Oribella land package contiguously.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

10.	EXPLORATION AND EVALUATION ASSETS (continued)

j)	Colombia – Oribella Project (continued)

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canonpayment on May 14, 2014, of $62,715, andwill also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$35,000) when the propertyis registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

k)	Colombia – Pavo Real Project

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., formerlyRovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.

Annual payments of US$100,000, plus the issue of 100,000 common shares were required to maintain the option until the first milestone which was the definition of a NI 43-101 Measured and Indicated Resource greater than or equal to 250,000 ounces of gold equivalent.

During the fiscal year ended August 31, 2016, Miranda abandoned the Pavo Real property, and wrote off $131,290.

l)	Colombia – Strategic Alliance (“Agnico Alliance”)

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

Effective on January 23, 2016, Agnico did not renew the Agnico Alliance, and allowed it to lapse.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at August 31, 2018	As at August 31, 2017
Trade and other payables in Canada	$40,688	$42,619
Trade and other payables in the USA	17,240	720
Trade and other payables in Colombia	15,703	34,768
Amounts payable and accrued liabilities to related parties	16,729	14,422
Accrued employment termination liabilities to a related party	—	175,504
Total	$90,360	$268,033

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

At August 31, 2018, the Company had 132,517,577 common shares issued and outstanding (August 31, 2017 – 105,005,077). A summary of changes in share capital and reserves is contained in the consolidated statements of changes in shareholders’ equity for the years ended August 31, 2018, 2017, and 2016.

Fiscal 2018

On March 9, 2018, the Company completed a non-brokered private placement of 27,512,500 units at a price of $0.055 per unit, for gross proceeds of $1,513,187, of which $55,000 was for settlement of accounts payable to a related party (Note 13). Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until March 9, 2022. The proceeds of the financing were allocated on a relative fair value basis as $972,797 to common shares and $540,390 as to warrants. Cash share issue costs pursuant to this private placement were an additional $50,668. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 2.02%; an expected volatility of 101.3%; an expected life of 4 years; and an expected dividend of zero.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

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

The continuity for stock options for the year ended August 31, 2018, is as follows:

Number outstanding Aug 31, 2017	Granted	Exercised	Expired/ Cancelled	Number outstanding Aug. 31, 2018	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
875,000	-	-	(875,000)	-	$ 0.305	Sep. 24, 2017	-
722,500	-	-	(200,000)	522,500	$ 0.155	Oct. 17, 2018	0.12 yrs
960,000	-	-	(300,000)	660,000	$ 0.145	Sep. 3, 2019	1.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	1.46 yrs
1,425,000	-	-	(350,000)	1,075,000	$ 0.120	Jan. 28, 2021	2.41 yrs
300,000	-	-	-	300,000	$ 0.120	Apr. 25, 2021	2.65 yrs
2,175,000	-	-	(150,000)	2,025,000	$ 0.090	Jan. 25, 2022	3.41 yrs
6,557,500	-	-	(1,875,000)	4,682,500	$ 0.115	(weighted average)	2.39 yrs
			Exercisable	4,682,500	$ 0.115	(weighted average)	2.39 yrs

As at August 31, 2018, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.115. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at August 31, 2018, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of August 31, 2018, being $0.03.

The continuity for stock options for the year ended August 31, 2017, is as follows:

Number outstanding Aug 31, 2016	Granted	Exercised	Expired/ Cancelled	Number outstanding Aug. 31, 2017	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,150,000	-	-	(1,150,000)	-	$ 0.40	Oct. 21, 2016	-
975,000	-	-	(100,000)	875,000	$ 0.305	Sep. 24, 2017	0.07 yrs
802,500	-	-	(80,000)	722,500	$ 0.155	Oct. 17, 2018	1.13 yrs
1,060,000	-	-	(100,000)	960,000	$ 0.145	Sep. 3, 2019	2.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	2.46 yrs
1,525,000	-	-	(100,000)	1,425,000	$ 0.12	Jan. 28, 2021	3.41 yrs
300,000	-	-	-	300,000	$ 0.12	Apr. 25, 2021	3.65 yrs
-	2,310,000	-	(135,000)	2,175,000	$ 0.09	Jan. 25, 2022	4.41 yrs
5,912,500	2,310,000	-	(1,665,000)	6,557,500	$ 0.143	(weighted average)	2.84 yrs
			Exercisable	6,557,500	$ 0.143	(weighted average)	2.84 yrs

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):
The continuity for stock options for the year ended August 31, 2016, is as follows:

Number outstanding Aug 31, 2015	Granted	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,230,000	-	-	(1,230,000)	-	$ 0.56	Sep. 26, 2015	-
50,000	-	-	(50,000)	-	$ 0.69	Dec. 1, 2015	-
1,315,000	-	-	(165,000)	1,150,000	$ 0.40	Oct. 21, 2016	0.14 yrs
1,205,000	-	-	(230,000)	975,000	$ 0.305	Sep. 24, 2017	1.07 yrs
952,500	-	-	(150,000)	802,500	$ 0.155	Oct. 17, 2018	2.13 yrs
1,240,000	-	-	(180,000)	1,060,000	$ 0.145	Sep. 3, 2019	3.01 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	3.46 yrs
-	1,525,000	-	-	1,525,000	$ 0.12	Jan. 28, 2021	4.41 yrs
-	300,000	-	-	300,000	$ 0.12	Apr. 25, 2021	4.65 yrs
6,092,500	1,825,000	-	(2,005,000)	5,912,500	$ 0.215	(weighted average)	2.46 yrs
			Exercisable	5,912,500	$ 0.215	(weighted average)	2.46 yrs

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2018

There were no stock options granted during the fiscal year ended August 31, 2018.

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

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation (continued):

Fiscal 2016

During the year ended August 31, 2016, the Company recorded $92,225 in stock-based compensation expense for options vesting in the period as follows:

a)	$73,672 upon the immediate vesting of the 1,525,000 options granted on January 28, 2016; and
b)	$18,553 upon the immediate vesting of the 300,000 options granted on April 25, 2016

The fair value of the 1,525,000 options granted on January 28, 2016, was determined using a risk free interest rate of 0.44%, an expected volatility of104%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $73,672 or $0.048 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

The fair value of the 300,000 options granted on April 25, 2016, was determined using a risk free interest rate of 0.69%, an expected volatility of 97%, an expected life of 5.0 years, and an expected dividend of zero for a total fair value of $18,553 or $0.0618 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the year ended August 31, 2018, is as follows:

Number outstanding August 31, 2017	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2018	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	(20,835,800)	-	-	Dec. 19, 2017	-
29,140,555	-	-	-	29,140,555	$ 0.120	Jun. 23, 2021	2.81 yrs
-	27,512,500	-	-	27,512,500	$ 0.120	Mar 9, 2022	3.52 yrs
49,976,355	27,512,500	-	(20,835,800)	56,653,055	$ 0.120	(weighted average)	3.16 yrs

The continuity for share purchase warrants for the year ended August 31, 2017, is as follows:

Number outstanding August 31, 2016	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2017	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	0.30 yrs
29,140,555	-	-	-	29,140,555	$ 0.120	Jun. 23, 2021	3.81 yrs
49,976,355	-	-	-	49,976,355	$ 0.226	(weighted average)	2.35 yrs

The continuity for share purchase warrants for the year ended August 31, 2016, is as follows:

Number outstanding August 31, 2015	Issued	Exercised	Expired/ Cancelled	Number outstanding August 31, 2016	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	1.30 yrs
-	29,140,555	-	-	29,140,555	$ 0.120	Jun. 23, 2021	4.81 yrs
20,835,800	29,140,555	-	-	49,976,355	$ 0.226	(weighted average)	3.35 yrs

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting (terminated in 2016)

Goldnor Global Management Inc. (“GGMI”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting

Kevin Nishi Inc. (“Nishi”)	Director’s bonus

The Company incurred the following fees in connection with companies owned or partially owned by key management (CEO, CFO, Corporate Secretary) and / or directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

For the year ended	August 31, 2018	August 31, 2017	August 31, 2016
Consulting fees - GO	$—	$—	$95,084
Consulting fees - GGMI	205,000	137,500	37,500
Director’s fees – Nishi	55,000	—	—
	260,000	137,500	132,584
Office & general expenses - GO	—	—	4,903
Total	$260,000	$137,500	$137,487

Advances due from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11. All amounts are unsecured, with no specific terms of repayment.

b)	Compensation of directors and members of key management personnel:

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the years ended August 31, 2018, 2017, and 2016 were as follows:

For the year ended	August 31, 2018	August 31, 2017	August 31, 2016
Consulting fees	$205,000	$137,500	$132,584
Wages and benefits (1)	323,866	425,753	446,482
Employment termination benefit	16,755	175,504	—
Directors fees(2)	223,483	42,216	40,248
Share based compensation	—	121,335	83,771
Total	$769,104	$902,308	$703,085

(1)	a portion of salaries and benefits are included in exploration and evaluation expenditures
(2)	$55,000 paid through the issuance of common shares

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates in the mineral exploration sector within Colombia.

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

16.	Supplemental Disclosure with Respect to Cash Flows

	August 31,	August 31,	August 31,
For the year ended	2018	2017	2016
Non-cash investing and financing activities:
Fair value of shares issued for exploration and evaluation assets	$—	$132,830	$—
Reclassification of exploration and evaluation assets to investments	—	188,040	—
Shares issued for settlement of accounts payable	55,000	—	—
Interest received	$222	$1,453	$2,231

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Aug. 31, 2018	Aug. 31, 2017	Aug. 31, 2016

Loss before income taxes	$(2,217,208)	$(2,645,779)	$(1,476,152)

Expected income tax (recovery)	$(599,000)	$(688,000)	$(384,000)
Change in statutory, foreign tax, foreign exchange rates, and other	1,682,000	262,000	(43,000)
Permanent differences	61,000	59,000	36,000
Share issue costs	(14,000)	-	(18,000)
Expiry of non-capital losses	-	-	125,000
Adjustments to prior years provisions versus statutory tax returns and expiry of losses	71,000	(330,000)	(182,000)
Change in unrecognized deductible temporary differences	(1,201,000)	697,000	466,000

Total income tax expense (recovery)	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been re-measured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2018	Expiry Date Range	2017

Temporary differences
Exploration and evaluation assets	$8,288,000	No expiry date	$6,493,000
Equipment	198,000	No expiry date	141,000
Share issue costs	69,000	2025 - 2038	42,000
Marketable securities	7,000	No expiry date	(14,000)
Allowable capital losses	455,000	No expiry date	455,000
Non-capital losses available for future period	25,998,000	2025 - 2037	24,247,000

Canada	7,705,984	2026 - 2038	6,957,000
USA	18,292,000	2025 - 2038	17,290,000

Tax attributes are subject to review and potential adjustment by tax authorities.

Miranda Gold Corp. Notes to the Consolidated Financial Statements For the years ended August 31, 2018, 2017, and 2016 (Stated in Canadian dollars)

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2018, and except where disclosed elsewhere:

a)	The Company is in the process of completing an offering on a non-brokered private placement basis up to 60,000,000 pre-consolidation units at a price of $0.025 per unit for gross proceeds of up to $1,500,000. Each pre-consolidation unit will consist of one pre-consolidated common share and one non-transferable share purchase warrant, each warrant exercisable into a pre-consolidated common share at a price of $0.05 per share for a period of five years. To date, the Company has received $1,045,252 in connection with the financing.

Prior to completion of the offering, the Company plans to consolidate its outstanding common shares on the basis of 10 existing pre-consolidation common shares for each post-consolidated common share. The Company’s trading symbol will remain unchanged; and

b)	On October 17, 2018, a total of 522,500 stock purchase options expired, unexercised.